Form 20-F
period 2020-03-31
TAKEDA PHARMACEUTICAL CO LTD
filed 2020-06-24
CIK 1395064

As filed with the Securities and Exchange Commission on June 24, 2020
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________
FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2020
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
169,979,194 ADSs outstanding as of March 31, 2020
1,557,765,596 shares of common stock as of March 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒      No ☐

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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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
In this annual report, we present our audited consolidated financial statements as of March 31, 2019 and 2020 and for the fiscal years ended March 31, 2018, 2019 and 2020. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS also includes International Accounting Standards (“IAS”) and the related interpretations of the committees (Standard Interpretations Committee (“SIC”) and International Financial Reporting Interpretations Committee (“IFRIC”)).
As used in this annual report, “yen,” “¥” or “JPY” means the lawful currency of Japan, “U.S. dollar,” “$” or “USD” means the lawful currency of the United States of America (“U.S.”), “pound sterling” or “£” means the lawful currency of the United Kingdom (“U.K.”) and “euro,” “€” or “EUR” means the lawful currency of the member states of the European Monetary Union.
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

Special Note Regarding Forward-Looking Statements
This annual report contains forward-looking statements. These statements appear in a number of places in this annual report and include statements regarding the intent, belief, or current and future expectations of our management with respect to our business, financial condition and results of operations. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “intend,” “project,” “plan,” “aim,” “seek,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other similar terminology. These statements are not guarantees of future performance and are subject to various risks and uncertainties. Actual results, performance or achievements, or those of our industry, may differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, these forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise and involve known and unknown risks and uncertainties. These forward-looking statements involve statements regarding:

•	our ability to achieve the expected benefits of our acquisition of Shire plc (including, except as the context otherwise requires, its consolidated subsidiaries “Shire”);

•	our goals and strategies;

•	our ability to develop and bring to market new products;

•	expected changes in our revenue, costs, expenditures, operating income or other components of our results;

•	expected changes in the pharmaceutical industry or in government policies and regulations relating to it;

•	developments regarding or the outcome of any litigation or other legal, administrative, regulatory or governmental proceedings;

•	information regarding competition within our industry;

•	the impact of the COVID-19 pandemic; or

•	the effect of economic, political, legislative or other developments on our business or results of operations.
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

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management
Not applicable.

B.	Advisers
Not applicable.

C.	Auditors
Not applicable.
Item 2. Offer Statistics and Expected Timetable

A.	Offer Statistics
Not applicable.

B.	Method and Expected Timetable
Not applicable.

Item 3. Key Information

A.	Selected Financial Data
The following table presents selected financial information as of and for the fiscal years ended March 31, 2016, 2017, 2018, 2019 and 2020, derived from our consolidated financial statements. These financial statements are prepared in accordance with IFRS.
The selected consolidated financial information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included in this annual report.

	For the fiscal year ended March 31,
	2016	2017	2018	2019(1)	2020
	(billions of yen, except share and per share data and where designated as U.S. dollar)
Selected Statements of Operations Data:
Revenue	¥1,807.4	¥1,732.1	¥1,770.5	¥2,097.2	¥3,291.2
Operating profit	130.8	155.9	241.8	237.7	100.4
Share of loss of investments accounted for using the equity method	(0.0)	(1.5)	(32.2)	(43.6)	(24.0)
Profit (loss) before tax	120.5	143.3	217.2	127.6	(60.8)
Net profit for the year	83.5	115.5	186.7	135.1	44.3
Net profit attributable to owners of the Company	80.2	114.9	186.9	135.2	44.2
Per share amounts
Basic earnings	¥102.26	¥147.15	¥239.35	¥140.61	¥28.41
Diluted earnings	101.71	146.26	237.56	139.82	28.25
Annual cash dividends	180.00	180.00	180.00	180.00	180.00
Cash dividends in U.S. dollars(2)	$1.60	$1.62	$1.69	$1.63	$1.67

Selected Statements of Financial Position Data:
Cash and cash equivalents	¥451.4	¥319.5	¥294.5	¥702.1	¥637.6
Total assets	3,824.1	4,346.8	4,106.5	13,792.8	12,821.1
Total bonds and loans	768.2	1,144.9	985.7	5,751.0	5,093.3
Total liabilities	1,812.9	2,397.8	2,089.1	8,606.8	8,093.6
Total equity	2,011.2	1,949.0	2,017.4	5,186.0	4,727.5
Share capital	64.8	65.2	77.9	1,643.6	1,668.1

Other Data:
Number of shares issued at end of period (in thousands)	790,284	790,521	794,688	1,565,006	1,576,374
____________
Note:

(1)	With the completion of the Shire acquisition, consolidated financial statements for the year ended March 31, 2019 include Shire’s results for the period from January 8, 2019 to March 31, 2019.
During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, the consolidated statements of profit or loss and consolidated statements of financial position as of and for the year ended March 31, 2019 were retrospectively adjusted. See Note 31 to our audited consolidated financial statements for further details.

(2)
Calculated using the Japanese yen—U.S. dollar exchange rate as of March 31 of each respective year, based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Any investment in our common stock or ADSs involves risk. Investors should carefully consider, in light of their own financial circumstances and investment objectives, the following risks before making an investment decision with respect to our common stock or ADSs. If any of the following risks actually occurs, it could have a material adverse effect on our business, financial condition, results of operations, future prospects, and the market value of our common stock or ADSs may be adversely affected.
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

Risks Relating to Our Business
We may fail to realize the anticipated benefits of the Shire Acquisition and expect to continue to record significant expenses related to it.
On January 8, 2019, we acquired the entire issued and to-be-issued share capital of Shire pursuant to a Scheme of Arrangement under the laws of Jersey (the “Shire Acquisition”). The ultimate success of the Shire Acquisition depends on our ability to realize the anticipated growth opportunities and synergies leading to cost savings we expect from combining the companies’ businesses. We continue to devote significant time and resources to the reorganization of our personnel structure, enhancement of cost-efficiency and the strengthening of management and operational functions in order to realize the anticipated synergies of the Shire Acquisition. In connection with the integration of Shire, we incurred non-recurring cash costs totaling 1.85 billion USD in the fiscal year ended March 31, 2020 and expect to incur an additional 1.15 billion USD through the fiscal year ending March 31, 2022.
Furthermore, in connection with the Shire Acquisition, we recognized significant non-cash expenses relating to the unwinding of fair value adjustments to inventory as a component of cost of sales in the fiscal years ended March 31, 2019 and 2020 and expect that we will continue to incur a certain level of such expenses in future fiscal years. We also recorded significant intangible assets in connection with the Shire Acquisition and, as a result, amortization increased significantly in the fiscal years ended March 31, 2019 and 2020 and we expect to continue to record significant amounts of amortization expense in future fiscal years.
We recorded significant amounts of goodwill in connection with the Shire Acquisition, and, if we are unable to achieve the anticipated benefits of this acquisition, we could be required to recognize significant impairment losses related to such goodwill and to intangible assets recorded in connection with the acquisition, potentially up to their full value.
The expected synergies of the Shire Acquisition and the projected cash costs necessary to achieve the synergies may be affected by changes in the overall economic, political and regulatory environment, including applicable tax regimes and fluctuations in foreign exchange rates, and the realization of the other risks relating to our business described herein. Furthermore, the integration process may divert management’s attention from other strategic opportunities and the day-to-day operation of our business. If we are not able to successfully manage the integration process, the anticipated benefits of the acquisition and subsequent integration may not be realized fully or at all or may take longer or prove more costly to realize than expected.
Although integration activities are underway, we may face significant challenges in integrating the organizations, business cultures, procedures and operations of Takeda and Shire, including:

•
integrating operations and systems, such as research and development, manufacturing, distribution, marketing and promotional activities and information technology systems, while maintaining focus on selling and promoting existing and newly acquired or produced products;

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
Our consolidated bonds and loans were 5,093.3 billion JPY as of March 31, 2020, the majority of which was incurred in connection with the Shire Acquisition or represents indebtedness of Shire now included on our consolidated statements of financial position. This significant amount of aggregate debt and the substantial amount of cash required for payments of interest and principal could adversely affect our liquidity. In particular, if we are unable to realize the anticipated benefits of the Shire Acquisition, we may not be able to service our indebtedness. We are also required to comply with certain covenants within various financing arrangements and violations of such covenants may require the acceleration and immediate repayment of the indebtedness, which may in turn have a material adverse effect on our financial condition. Furthermore, we may desire to or be required from time to time to incur additional borrowings, including in relation to the repayment or refinancing any of our currently outstanding indebtedness. Our ability to arrange a re-financing will depend on our financial position and performance, prevailing market conditions and other factors beyond our control. Moreover, if we decide to refinance indebtedness as it comes due, our overall leverage may not necessarily decrease.
We have set goals to reduce the extent of leverage, and we are disposing certain non-core assets to generate cash in order to increase the pace of deleveraging. However, we may not be able to meet our goals if we are unable to sufficiently decrease our overall indebtedness, or if we are unable to achieve sufficient increases in earnings to offset our increased levels of debt. We may also not be successful in selecting non-core assets for disposal, and disposals may affect our business, financial condition or results of operations adversely, leading to larger-than-expected decreases in earnings. We may also not be able to dispose of such assets successfully in a manner that allows us to meet our goals or at all.
Credit rating agencies routinely evaluate our business, and their ratings are based on a number of factors, including our leverage, ability to generate cash flows, overall financial strength and diversification, as well as other factors beyond our control, such as the state of the global economy and our industry generally. For example, if we are unable to decrease our leverage, we may be unable to improve our credit ratings or be subject to ratings downgrades or other adverse actions by third-party ratings agencies. While our credit ratings remain investment grade, each rating agency reviews its ratings periodically, and there is no assurance that the current credit ratings assigned to us will not be downgraded. A downgrade of our credit ratings may materially and adversely affect the market prices of our equity and debt securities, the interest rates at which our borrowings are made and debt securities are issued, and fees charged to us by current or future lenders. This could make it significantly more costly for us to borrow money, to issue debt securities and to raise certain other types of capital and/or complete additional financings. Such negative credit ratings actions and the underlying reasons for such actions could materially and adversely affect our cash flows, results of operations and financial condition and the market price of, and our ability to pay the principal of and interest on, our debt securities.
Research and development of pharmaceutical products are expensive and subject to significant uncertainties, and we may be unsuccessful in bringing commercially successful products to market or recouping development costs.
Our ability to offset the effects of losses of exclusivity in our existing products and to continue to grow our business depends significantly on the success of our research and development activities in identifying, developing and successfully commercializing new products in a timely and cost-effective manner. To accomplish this, we commit substantial efforts, funds and other resources to research and development, both in-house and through collaborations with third parties. However, these research and development programs are expensive and involve intensive preclinical evaluation and clinical trials in connection with a highly complex and lengthy regulatory approval process. We discuss regulatory considerations below under “If we fail to comply with government regulations over product development, regulatory approvals and reimbursement requirements, our business could be adversely affected.” The research and development process for a new pharmaceutical product also requires us to attract and retain sufficient numbers of highly-skilled employees and can take up to 10 years to 15 years or longer from discovery to commercial launch. Moreover, even if we successfully develop and bring to market new products, there is only a limited available patent life in which to recoup these development costs.
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
Even after regulatory approval is obtained, marketed products are subject to various post-approval requirements, including continual review, risk evaluations, comparative effectiveness studies and, in some cases, requirements to conduct post-approval clinical trials to gather additional safety and other data. Regulatory authorities in many countries have worked to enhance post-approval monitoring in recent years, which has increased post-approval regulatory burdens. Post-regulatory approval reviews and data analyses can lead to the issuance of recommendations by government agencies, specialized organizations, health professionals or patients regarding the use of products. For example, such recommendations could include a request to limit the patient population of a drug’s indication, the imposition of marketing restrictions, including changes in product labeling, or the suspension or withdrawal of the product. Any such recommendation, whether implemented or not, could result in reductions in sales volume and/or new or increased concerns about the adverse reactions or efficacy of a product. These substantial regulatory requirements have, over time, increased the costs associated with maintaining regulatory approvals and achieving reimbursement for our products.
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
For example, in the U.S., our sales and marketing activities are monitored by a number of regulatory authorities and law enforcement agencies, including the U.S. Department of Health and Human Services (the “HHS”), the FDA, the U.S. Department of Justice, the U.S. Securities and Exchange Commission (the “SEC”) and the Drug Enforcement Administration (the “DEA”). These authorities and agencies and their equivalents in other countries have broad authority to investigate market participants for potential violations of laws relating to the sale, marketing and promotion of pharmaceutical products and medical devices, including the False Claims Act, the Anti-Kickback Statute, the United Kingdom Bribery Act of 2010 and the Foreign Corrupt Practices Act, among others, for alleged improper conduct, including corrupt payments to government officials, improper payments to medical professionals, off-label marketing of pharmaceutical products and medical devices, and the submission of false claims for reimbursement by the federal government. Healthcare companies may also be subject to enforcement actions or prosecution for such improper conduct. Any inquiries or investigations into the operations of, or enforcement or other regulatory action against, us by such authorities could result in significant defense costs, fines, penalties and injunctive or administrative remedies, distract management to the detriment of the business, result in the exclusion of certain products, or us as a whole, from government reimbursement programs or subject us to regulatory controls or government monitoring of its activities in the future. We are also subject to certain ongoing investigations by governmental agencies.
Government policies and other pressures to reduce medical costs could have an adverse effect on sales of our pharmaceutical products.
We are subject to governmental regulations mandating price controls in various countries in which we operate. The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payers are under intense pressure to control spending even more tightly. See Item 4. Information on the Company-B. Business Overview-Third Party Reimbursement and Pricing.
In the U.S., there has been increasing pricing pressure from managed care groups and institutional and governmental purchasers. In particular, as managed care groups have grown in size due to market consolidation, pharmaceutical companies have faced increased pressure in pricing and usage negotiations, and there is fierce competition among pharmaceutical companies to have their products included in the care providers’ formularies. Moreover, as a result of the changing legislative and regulatory environment, including, for example, as a result of the upcoming 2020 presidential election, in the U.S. we have experienced heightened pricing pressure on, and limitations on access to, our branded pharmaceutical products sold in the U.S. There has been increasing attention paid to the level of pricing of pharmaceutical products by policymakers and stakeholders, which could lead to political pressure or legislative, regulatory or other efforts to introduce lower prices, and change how the pharmaceutical supply chain could operate. In addition, there are efforts by the federal government to reduce spending on the Medicare and Medicaid programs, including proposals by the Congressional Budget Office to require pharmaceutical companies to pay a minimum rebate on drug products covered under Medicare Part D for low-income beneficiaries and to cap federal Medicaid payments to the states. Congressional proposals to convert the Medicare fee-for-service program into a premium support program could also lead to significant reductions in Medicare spending. The future of the U.S. healthcare legislation, as well as the potential impact of any new legislation, is uncertain, but we expect the health care industry in the U.S. will continue to be subject to increasing pricing and spending pressure, including from regulation and political and legal action.
In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”) price list published by the Ministry of Health, Labour and Welfare of Japan (the “MHLW”) for the coverage under the public medical care insurance systems. The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been subject to revision generally once every two years on the basis of the actual prices at which the pharmaceutical products are purchased by medical institutions in Japan after discounts and rebates are deducted from the listed price. The average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with a goal of sustaining the universal coverage of the NHI program, and is addressing the efficient use of drugs, including promotion of generic use with a target of 80% penetration by volume by September 2020 with respect to products for which market exclusivity has expired. As part of these initiatives, the NHI price list is expected to be revised annually from April 1, 2021, which could lead to more frequent downward price revisions. In addition, cost-effectiveness analysis was officially introduced by the MHLW in April 2019. Products on the NHI price list nominated based on pre-defined criteria, such as the innovativeness and the financial impact, will be subject to review, and subject to price adjustments depending on outcome of this review.
In Europe, as in the U.S., drug prices have been subject to downward pressure due to measures implemented in each country to control drug costs, and prices continue to come under pressure due to parallel imports, generic competition, increasing use of health technology assessment based upon cost-effectiveness and other factors. European pricing and reimbursement authorities have also intensified efforts to increase transparency of prices as well as exchange of information among the various European pricing authorities in order to raise pressure towards the industry. This pricing debate has impacted the overall political climate in Europe and has triggered a European policy initiative to review the pharmaceutical industry’s intellectual property incentives with a particular emphasis on orphan drugs. Any new legislation in this area would take at least two to three years to be adopted but could have significant impact on our business model. We are also facing similar pricing pressures in other regions, such as various emerging countries.
We are also facing similar pricing pressures in other regions and countries including China. We expect such pricing pressures to continue as we expand our business in those regions and countries.
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
Generic substitutes have high market shares in a number of key markets, including the U.S., Europe and many emerging countries, and the adverse effects of the launch of generic products are particularly significant in such markets. The introduction of generic versions of a pharmaceutical product typically leads to a swift and substantial decline in the sales of the original product. Our active life cycle management efforts cannot fully mitigate the impact of competition from generics. In the U.S. and the European Union (“EU”), for example, political pressure to reduce spending on prescription drugs has led to legislation and other measures that encourage the use of generic products. In Japan, the government is implementing various measures to control drug costs, including by encouraging medical practitioners to use and prescribe generic drugs, and in June 2017 announced its intention to raise generic drug penetration with respect to products for which market exclusivity has expired to 80% by volume by September 2020. Legislation has also been passed in the U.S. and Europe encouraging the use of biosimilar products. Similar to generics, biosimilars aim to provide less expensive versions of innovative biologic products. New legislation has provided abbreviated pathways for the approval and marketing of biosimilar products, which may affect the profitability and commercial viability of our biologic products.
Certain of our products have begun to, or are expected over the next several years to, face declining sales due to the loss of market exclusivity. For example, following the expiration of patent protection over bortezomib, the active ingredient in VELCADE, one of our largest selling products in the U.S., a competing bortezomib-containing product has been introduced. This has led to a decrease in sales of VELCADE, and further entry of competing products could result in substantial additional declines. Such decreases may accelerate following the scheduled expiration of patent protection over the formulation of VELCADE in 2022, or earlier if a competitor is able to develop a way to formulate VELCADE in a manner that does not infringe the relevant patent or succeed in getting the formulation patent invalidated. Patent protections over VYVANSE, which we acquired as part of the Shire

Acquisition and which was Shire’s largest selling product, are scheduled to expire in 2023, which we anticipate will lead to declines in sales. ENTYVIO, which is currently our top selling product, will begin to lose regulatory exclusivity in the EU in 2024 and in the U.S. and Japan in 2026, and we expect to see decreased sales of ENTYVIO in the long term as a result.
We may also be subject to competition from generic drug manufacturers prior to the expiration of patents if a manufacturer successfully challenges the validity of our patents, or if the manufacturer believes that the benefits of launching the generic drug at risk (prior to the expiration of our patent) outweigh the costs of defending infringement litigation. For example, we received notice in June 2020 that an abbreviated new drug application (an “ANDA”) to sell a generic version of VYVANSE was filed in the U.S. which could lead to a challenge to the relevant patents and the possibility of the introduction of a generic competitor prior to its scheduled expiration. If such a competitor launches a generic product at risk before the initiation or completion of court proceedings, a court may decline to grant us a preliminary injunction to halt further at risk sales and remove the infringing product from the market. While we may be entitled to obtain damages subsequently, the amount we may ultimately be awarded and able to collect may be insufficient to compensate for the loss of sales and other harm caused to us. Furthermore, if we lose patent protection as a result of an adverse court decision or a settlement, in certain jurisdictions, we may face the risk that government and private third-party payers and purchasers of pharmaceutical products may claim damages alleging they have over-reimbursed or overpaid for a drug.
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
For example, in recent years, competitors have introduced novel hemophilia products, or such products have been approved for additional uses, which may affect (and in certain cases has affected) sales of our recombinant and plasma-based hemophilia products, such as our factor FVIII products and FEIBA. Moreover, certain competitors are developing other hemophilia therapies, including gene-based therapies, which, if successfully introduced, could also affect sales of our recombinant and plasma-based therapies. Increased competition from new products or therapies could similarly affect our other products.
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
Furthermore, sales of the rare disease portfolio are particularly concentrated among small groups of customers, and we may be disproportionately affected by changes in their purchasing patterns, including if we are unable to maintain the competitiveness of our products.
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
We assumed certain tax related risks in connection with the Shire Acquisition, which could result in significant liability if the relevant tax authorities take a position that amounts received or transactions are taxable.
In connection with the Shire Acquisition, we assumed certain tax related risks related to the legacy Shire business, including the tax treatment of the break fee of 1.635 billion USD that Shire received in connection with the terminated offer to acquire Shire made by AbbVie, Inc. in 2014. In this respect, the Irish Revenue issued an assessment received by Shire on November 28, 2018 for 398 million EUR on the basis that the break fee was a taxable capital gain, which was contrary to the advice that Shire received. Based on continued advice that no tax liability should arise from the break fee, Shire appealed the assessment and the appeals process is continuing. However, the appeal may not be successful and at this time the outcome is unknown. In addition, in connection with its acquisition of Baxalta Incorporated (“Baxalta”) in 2016, Shire agreed to indemnify Baxter International Inc., its affiliates and each of their respective officers, directors and employees against certain tax-related losses if the merger of Baxalta and Shire causes the prior spin-off of Baxalta by Baxter and related transactions to fail to qualify as tax-free. Although Shire received an opinion of tax counsel that the merger will not cause such prior transactions to fail to qualify as tax-free, such opinion is not binding on the tax authorities and the potential tax indemnification obligations are not limited in amount.
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

•
Entering into in-licensing or partnership agreements may require the payment of significant milestones well before the relevant products are placed in the market, without any assurance that such investments will ultimately become profitable in the long term. To the extent such milestone payments are recorded as assets on our consolidated statement of financial position, any termination of the relevant partnership could require us to recognize an impairment loss up to the full value of such asset;

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

In addition, a licensor may attempt to terminate its license agreement with us or elect not to renew it to pursue other marketing opportunities. Our licensors also could merge with or be acquired by another company or experience financial or other setbacks unrelated to our licensing arrangements. Any of these events may force us to abandon a development project and adversely affect our ability to adequately expand or maintain our product portfolio.
The COVID-19 pandemic may negatively affect our business, operating results and financial condition, and has negatively affected the trading price of our common stock and ADSs.
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have originated in China. As COVID-19 continued to spread to other regions of the world, including, among others, Japan, North America, Europe and the U.K., the World Health Organization categorized the outbreak as a pandemic in March 2020. Global efforts to contain the spread of COVID-19 have continued to intensify in affected regions, with such efforts including travel restrictions, shelter-in-place orders and/or curfews, facility closures and the extended shutdown of businesses. We have taken a number of actions in response to the spread of COVID-19, including implementing remote work arrangements where possible, canceling non-essential business travel, decreasing in-person meetings between our sales representatives and prescribers and placing a general pause on the initiation of new studies, other than for the development of “CoVIg-19”, a hyperimmune globulin treatment for COVID-19 being jointly developed with the other members of the CoVIg-19 Plasma Alliance, as well as new patient enrollment for ongoing studies with a small number of exceptions. The outbreak and preventative or protective actions that governments, corporations, individuals or we have taken or may take in the future to contain the spread of COVID-19 may result in a period of reduced operations, decreased product demand including due to reduced numbers of in-person meetings with prescribers, patient visits with physicians, vaccinations and elective surgeries, further delays in the start of clinical trials or other research and development efforts, business disruption for us and our suppliers, subcontractors, customers and other third parties with which we do business and potential delays or disruptions related to regulatory approvals. However, these measures may not be effective in stopping or significantly slowing the spread of COVID-19 in general or at our facilities, and there may be multiple waves of outbreaks. The effects of the outbreak and related actions, including if significant portions of our workforce are unable to work effectively due to facility closures, issues relating to productivity or data security arising from the implementation of remote working arrangements, illness, quarantines, government actions, our actions, like those mentioned above, or other restrictions, may therefore hinder or delay our production capabilities (and, in particular, have resulted in a temporary decline in our plasma collections) and otherwise impede our ability to perform on our obligations to our customers, and may also result in increased costs to us. The outbreak and related actions may also prevent our suppliers, vendors or subcontractors from meeting their obligations to us, including the supply of plasma, which has no substitute, which could also impair our ability to meet our supply obligations or execute our business plans in a timely manner or at all, or require us to incur significant additional costs. Any costs associated with the COVID-19 outbreak may not be fully recoverable or adequately covered by insurance. The outbreak and related actions may also result in reduced customer demand or limit the ability of customers, including governments or government agencies, to perform their obligations to us, including in making timely payments to us. Any of these factors, depending on the severity and duration of the outbreak and its effects, could have a material adverse effect on our business, results of operations and financial condition.
The financial impact of these factors cannot be reasonably estimated at this time but may materially affect our business, financial condition and results of operations, and the trading prices of our common stock and ADSs were impacted by volatility in the financial markets resulting from the pandemic. The full extent to which the pandemic impacts our business, results or the trading price of our common stock and ADSs will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and duration of the pandemic and actions to contain its spread or treat its impact, among others.
We have significant operations across the world, including emerging markets, which expose us to additional risks.
Our global operations, which encompass approximately 80 countries and regions across the world, are subject to a number of risks, including the following:

•	difficulties in monitoring and coordinating research and development, marketing, supply-chain and other operations in a large number of jurisdictions;

•	risks related to various laws, regulations and policies, including those implemented following changes in political leadership and trade, capital and exchange controls;

•	changes with respect to taxation, including impositions or increases of withholding and other taxes on remittances and other payments by our overseas subsidiaries;

•	varying standards and practices in the legal, regulatory and business cultures in which we operate, including potential inability to enforce contracts or intellectual property rights;

•	trade restrictions and changes in tariffs;

•	complex sanctions regimes in various countries such as the U.S., the EU and other jurisdictions, violations of which could lead to fines or other penalties;

•	risks related to political instability and uncertain business environments;

•	changes in the political, economic or social climate, including inter-country relationships;

•	acts of terrorism, war, global climate change, extreme weather events, medical epidemics or pandemics such as the recent COVID-19 pandemic, and other sources of social disruption; and

•	difficulties associated with managing local personnel and preventing misconduct by local third-party alliance partners.
Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations. Further expansion overseas has been one of our key strategies, and, in the fiscal year ended March 31, 2020, regions outside of Japan accounted for 82.0% of our consolidated revenue, with the U.S. in particular contributing 48.5% of consolidated revenue. We expect that markets outside Japan, particularly the U.S. and also Europe, the U.K., Canada and emerging markets, will continue to be increasingly important to our business and results of operations, increasing the likelihood that any of these risks is realized. We have been also taking steps to grow our business in emerging markets, which we define to include Russia/Commonwealth of Independent States (“CIS”), Latin America, Asia (excluding Japan) and Other (including the Middle East, Oceania and Africa). Our revenue from emerging markets was 456.9 billion JPY (or 13.9% of our total revenue) for the fiscal year ended March 31, 2020, and we intend to pursue further growth in such emerging markets. In particular, we believe that there is an attractive opportunity to grow our business in China.
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
In order to successfully implement our emerging markets strategy, we must also attract and retain qualified personnel, despite the possibility that some emerging markets may have a relatively limited number of persons with the required skills and training. We may also be required to increase our reliance on third-party agents within less-developed markets, which may put us at increased risk of liability. In addition, many emerging markets have currencies that fluctuate substantially, and if such currencies are devalued and we cannot offset the devaluations, our financial performance in such countries may be adversely affected. Further, many emerging markets have relatively weak intellectual property protection and inadequate protection against crime, including counterfeiting, corruption and fraud. Operations in certain emerging countries, where corruption may be more prevalent than in more developed countries and where internal compliance practices may not be well established, may also pose challenges from a legal and regulatory compliance perspective. Moreover, we may face additional legal and regulatory barriers to achieving growth, such as restrictions on the import of raw materials or other trade regulations (for example, on the import of plasma into China) that will require us to expend additional resources to achieve our goals.
For reasons including but not limited to the above, significant parts of our operations across the world including emerging markets presents significant risks, and the realization of such risks could have a material adverse effect on our business, financial condition and results of operations.
We face risks relating to the exit of the United Kingdom from the European Union.
The U.K.’s withdrawal from the EU (commonly known as “Brexit”) became effective on January 31, 2020. The subsequent transition period (sometimes called the implementation period) is expected to last until December 31, 2020 and creates uncertainties affecting business operations in the EU. The withdrawal by the U.K. from the EU, particularly if the transition period expires without a trade agreement between the U.K. and the EU, could result in the deterioration of economic conditions, volatility in currency exchange rates, and increased regulatory complexities, as well as the potential for product shortages, increased costs or other similar effects. Given the lack of progress on a future trade agreement between both parties, regulatory arrangements for the U.K. beyond December 2020 have not been clarified, which could impact our future operations in the U.K. Particular uncertainty exists about the most appropriate way to supply medicines to Northern Ireland after December 31, 2020, given the lack of agreement on how the Northern Ireland Protocol will be implemented with regard to medicines.
The potential impact of Brexit on our market share, sales, profitability and results of operations is unclear. Depending on these outcomes during and after the transition period, as well as any potential impact on the EMA, economic conditions in the U.K., the EU and global markets may be adversely affected by reduced growth and volatility. Such volatility and negative economic impact could, in turn, adversely affect our revenues, financial condition or results of operations.
Our results of operations and financial condition may be adversely affected by foreign currency exchange rate fluctuations.
We manufacture and sell products to customers in numerous countries, and we have entered and will enter into acquisition, licensing, borrowings or other financial transactions that give rise to translation and transaction risks related to foreign currency exposure. Fluctuations in currency exchange rates in the markets where we are active could negatively affect our results of operations, financial position and cash flows. For the fiscal year ended March 31, 2020, 82.0% of our sales were in markets outside Japan. Our consolidated financial statements are presented in Japanese yen, and by translating the foreign currency financial statements of our foreign subsidiaries into yen, the amounts of our revenue, operating profit, assets and equity, on a consolidated basis, are affected by prevailing rates of exchange.
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

•
failure by us or by any of our vendors or suppliers to comply with the Good Manufacturing Practice (the “GMP”) and other applicable regulations and quality assurance guidelines, which could lead to manufacturing shutdowns, product shortages, delays in product manufacturing and /or administrative, enforcement or other actions by regulatory authorities if regulatory authorities deem our products to be adulterated or otherwise in violation of applicable laws;

•
problems with manufacturing, quality assurance/quality control or supply, or governmental approval delays, due to our consolidation and rationalization of manufacturing facilities and the sale or closure of certain sites;

•	failure of a sole source or single source supplier to provide us with necessary raw materials, supplies or finished goods for an extended period of time, which could impact continuous supply;

•	failure of a third-party manufacturer to supply us with semi-finished or finished products on time;

•	construction or regulatory approval delays related to new facilities or the expansion of existing facilities;

•	the inability to obtain sufficient components or raw materials on a timely basis or at a cost-effective price due to public health crises, medical epidemics or pandemics such as the COVID-19 pandemic;

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

In addition, despite efforts at compliance, from time to time we or our partners may receive notices of manufacturing, quality-related, or other observations following inspections by regulatory authorities around the world, as well as official agency correspondence regarding compliance. For example, on June 9, 2020 the FDA issued a warning letter related to our manufacturing plant in Hikari, Yamaguchi, Japan which included several technical observations, including observations about procedures, personnel, records, investigations, training, equipment, and oversight. We are reviewing the warning letter and will respond to the FDA within the required timeframe. This action resulted from a routine inspection by the FDA of our Hikari manufacturing plant in November 2019. Following the inspection, we immediately put into place a comprehensive corrective action/preventative action plan, and the issues raised as part of the inspection are being addressed within the context of those activities. However, we or our partners may receive additional or similar observations and correspondence in the future, whether regarding the Hikari plant or otherwise. If we are unable to resolve these observations and address regulator concerns in a timely fashion, our business, financial condition and results of operations could be materially affected.
The development and manufacture of biologics and stem cell therapies present heightened or additional risks. The manufacture of biologics, including stem cell products, is highly complex and is characterized by inherent risks and challenges, such as raw material inconsistencies, logistical and sourcing challenges, significant quality control and assurance requirements, manufacturing complexity (including heightened regulatory requirements) and significant manual processing. Unlike products that rely on chemicals for efficacy, such as most pharmaceuticals, biologics are difficult to characterize due to the inherent variability of biological input materials. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in, among other things, lot failures, product recalls, product liability claims or insufficient inventory, which could be costly to us or result in reputational damage.
Furthermore, sourcing and transportation of plasma and production and distribution of plasma-derived products is complex, capital intensive and subject to extensive regulation. If we are unable to manage these inherent risks and challenges, we may lose market share or customer confidence, be required to record charges related to idle capacity or impairment on facilities or take other actions which could materially and adversely affect the Plasma-Derived Therapies business.
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
We are involved in various litigation relating to our operations on an ongoing basis, including claims related to product liability and intellectual property as well as to antitrust, sales and marketing and other regulatory regimes. Given the inherent unpredictability of litigation, it is possible that an adverse outcome in one or more pending or future litigation matters could have a material adverse effect on our operating results or cash flows. For a description of certain ongoing litigation, see Note 32 to our audited consolidated financial statements.
Economic, financial and environment conditions may have a material adverse effect on our business, financial condition and results of operations.
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
Following the global financial crisis in 2008, economic growth continued to be stagnant in major developed countries while the pace of growth in many emerging economies continued to decline. Since the outbreak of COVID-19, economic growth has and is expected to continue to significantly slow down. The U.K.’s exit from the EU, political volatility in the U.S., including in relation to the 2020 presidential election, continued instability in the Middle East and North Korea and global developments in trade and security policy have increased political and economic uncertainty. To the extent that economic or financial conditions continue to weaken and not improve in any of our major operating markets, demand for our products or product pricing could be negatively affected. In addition, to the extent that the current or future economic and financial conditions negatively affect the global business environment, we could experience a disruption or delay in the performance of third parties on which we rely for parts of our business, including collaboration partners and suppliers. See “The COVID-19 pandemic may negatively affect our business, operating results and financial condition, and has negatively affected the trading price of our common stock and ADSs.”
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
While our products are subject to comprehensive clinical trials and rigorous statistical analysis during the development process prior to approval, there are inherent limitations with regard to the design of such trials, including the limited number of patients enrolled in such trials, the limited time used to measure the efficacy of the product and the limited ability to perform long-term monitoring. In the event that such unanticipated adverse reactions are discovered, we may be required to add descriptions of the adverse reactions as precautions to the packaging of our products, recall and terminate sales of products or conduct costly post-launch clinical trials. Furthermore, concerns relating to potential adverse reactions could arise among consumers or medical professionals, and such concerns, whether justified or not, could have an adverse effect on sales of our products and our reputation. We could also be subject to product liability litigation by patients who have suffered or claim to have suffered such adverse reactions resulting in harm to their health.
Although we maintain product liability insurance at coverage levels that we believe are appropriate, we could be subject to product liability that significantly exceeds such levels. Product liability coverage is also increasingly difficult and costly to obtain, and may not be available in the future on acceptable terms. Therefore, in the future, it is possible that we may need to rely increasingly on self-insurance for the management of product liability risk. In cases where we self-insure, the legal costs that we would bear for handling such claims and potential indemnifications to be paid to claimants could materially and adversely affect our financial condition. In addition, the negative publicity from product liability claims, whether justified, may damage our reputation and may negatively impact the number of prescriptions of the product in question or our other products. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Sales to wholesalers are concentrated, which exposes us to credit risks and pricing pressures.
A significant portion of our global sales are made to a relatively small number of wholesale distributors, retail chains and other purchasing groups. In the fiscal year ended March 31, 2020, there were two wholesale distributors, AmerisourceBergen Corporation and McKesson Corporation, that accounted for over ten percent of Takeda’s total revenue. If one of our significant wholesale distributors encounters financial or other difficulties, such distributor may decrease the amount of business that it does with us, and we may be unable to collect the amounts that the distributor owes us on a timely basis or at all. Furthermore, the concentration of wholesale distributors has been increasing through mergers and acquisitions. In addition to increased credit risks, this has resulted in such distributors gaining additional purchasing leverage, which may increase pricing pressure on our products. Such credit concentration risks and pricing pressure could adversely affect our business, financial condition and results of operations.
We may not be able to attract and retain key management and other personnel.
In order to produce, develop, support and market our products, we depend on the expertise and leadership of our senior management team and other key members of our organization. The loss of key members of our organization, including senior members of our scientific and management teams, high-quality researchers and development specialists, could delay or prevent the achievement of major business objectives. The market for such talent has become increasingly competitive, including in specific geographic regions and in specialized fields such as clinical development and biosciences, and we are required to invest heavily in the recruitment, training and retention of qualified individuals, including salary and other compensation to reward performance and incentivize employees. Despite our efforts to retain them, key employees could terminate their employment with us for any reason or for no reason, and there is no assurance that we will be able to attract or retain key employees and successfully manage them. Our inability to attract, integrate and retain highly skilled personnel, particularly those in leadership positions, may weaken our succession plans and may materially adversely affect our ability to implement our strategy and meet our strategic objectives, which could ultimately adversely affect our business and results of operations.
We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of theft, exposure, tampering or other intrusions.
A variety of important processes relating to the research and development, production and sale of our products depend heavily on our information systems, including cloud-based computing, or those of third party providers to whom we outsource certain business functions, including the storage and transfer of critical, confidential, sensitive or personal information regarding our patients, clinical trial subjects, vendors, customers, employees and others. We also increasingly seek to develop and collaborate on technology-based digital health products, such as mobile applications that aim to improve patient welfare in a variety of ways, which could lead us to store and transfer personal information about individual patients, customers and others. The size, age and complexity of our information technology systems make them potentially vulnerable to service interruptions, malicious intrusions and random attacks. Cyber-attacks are increasing in frequency, sophistication and intensity, and opportunistically in response to, for example, the spread of COVID-19 and implementation of remote working arrangements. These and other cyber-attacks are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, hacktivists, nation-states and others. Cyber-attacks could include the deployment of harmful malware, denial of service attacks, worms, social engineering and other means to affect service reliability and threaten data confidentiality, integrity and availability. The development and maintenance of systems to safeguard against such attacks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Moreover, the costs related to these security measures are expected to continue to increase. Despite our efforts, the possibility of a future data compromise cannot be eliminated entirely, and risks associated with intrusion, exposure, tampering, and theft remain. For zero-day threats, or new vectors of attack which are currently unknown, the risk that our defenses will be inadequate are particularly pronounced.
Although we have not, to date, detected any material breaches of our information technology systems, data systems or personal information, the risk of such breaches remains and cannot be completely negated. If our data systems are compromised, our business operations may be impaired, we may lose profitable opportunities, or the value of those opportunities may be diminished, and we may lose revenue because of unlicensed use of our intellectual property or confidential or proprietary information. Cyber-attacks could significantly impact the availability of data systems that are essential to conducting routine business operations across the company, including product manufacturing or clinical development, and the recovery efforts could be both time consuming and costly. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be injured resulting in loss of business and/or morale, and we may incur costs to remediate possible injury to our customers and employees or be required to pay fines or take other action with respect to judicial or regulatory actions arising out of such incidents. Data privacy or security breaches by employees and others with permitted access to our systems, including in some cases third-party service providers to which we may outsource certain business functions, may also pose a risk that sensitive data, including intellectual property or personal information, will be exposed to unauthorized persons or to the public.
Changes in data privacy and protection laws and regulations, particularly in Europe, or any failure to comply with such laws and regulations, could adversely affect our business and financial results.
We are subject to laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Significant uncertainty exists as privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. For example, the EU’s General Data Protection Regulation (the “GDPR”), which imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is processed, became effective on May 25, 2018. Moreover, significant regulatory fines may be imposed on us for violation of these requirements, particularly in the case of the GDPR, which are set at a maximum of the higher of 20 million EUR or 4% of annual global turnover for the most serious breaches, or the higher of 10 million EUR or 2% of annual global turnover for certain others. There is also significant uncertainty as to how the various EU member states or individual regulators will implement and interpret the GDPR, and we are still in the process of identifying and unifying differences between our and Shire’s historical GDPR compliance practices. Furthermore, legislators and regulators in the U.S. are proposing new and more robust cybersecurity rules in light of the recent broad-based cyber-attacks at a number of companies, as well as data privacy laws, such as the California Consumer Privacy Act, which became effective on January 1, 2020. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others or damage to our reputation and credibility and could also have a negative impact on revenues and profits.
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
We regularly pursue acquisitions for several reasons, including strengthening our pipeline, complementing existing lines of business, adding research and development capabilities or pursuing other synergies. The pursuit of these acquisitions requires the commitment of significant management and capital resources in various stages, from the exploration of potential acquisition targets to the negotiation and execution of an acquisition to the integration of an acquired business into our own. The required commitment of time and resources may divert the attention of management or capital or other resources away from our day-to-day business. Moreover, we may not be able to recoup the investment of capital or other resources through the successful integration of acquired businesses, including the realization of any expected cost or other synergies. Specifically, we may encounter the following difficulties:

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
Our research and development and manufacturing processes use hazardous materials, including chemicals and radioactive and biological materials, and produce hazardous waste. National and local laws and regulations in many of the jurisdictions in which we operate impose substantial potential liability for the improper use, manufacture, handling, storage and disposal of hazardous materials as well as for land contamination, and, in some cases, this liability may continue over long periods of time. Despite our compliance efforts, we cannot eliminate the risk of accidental contamination and any resultant injury from these materials. For example, real properties that we owned or used in the past or that we own or use now or in the future may contain detected or undetected contamination resulting from our manufacturing operations at those sites or the activities of prior owners or occupants. We may suffer from expenses, claims or liability which may fall outside of or exceed our insurance coverage. Furthermore, changes to current environmental laws and regulations may impose further compliance requirements on us that may impair our research, development and production efforts as well as our other business activities.

Our business may be adversely affected by climate change, extreme weather events, earthquakes, civil or political unrest, terrorism or other catastrophic events.
In recent years, extreme weather events and changing weather patterns such as storms, flooding, droughts and temperature changes have become more common. As a result, we are potentially exposed to various natural disasters or extreme weather risks such as hurricanes, tornadoes, droughts or floods, typhoons, tidal waves, wildfires or other events that may result from the impact of climate change on the environment. In addition, Japan, the U.S. and other regions in the world in which we operate are subject to the risk of natural disasters such as earthquakes, tsunamis and/or volcanic eruptions. Other events outside our control, such as war, civil or political unrest, deliberate acts of sabotage, terrorism or industrial accidents such as fire and explosion, whether due to human or equipment error, could damage, cause operational interruptions, or otherwise adversely affect certain of our manufacturing or other facilities as well as potentially cause injury or death to our personnel. In the event of a major natural disaster or other uncontrollable event or accident, our facilities, particularly our production plants, may experience catastrophic loss, operations at such facilities may be halted, shipments of products may be suspended or delayed and large losses and expenses to repair or replace facilities may be incurred. Such negative consequences could cause product shortages, significant losses of sales or require significant unexpected expenditures, and materially adversely affect our business, financial condition and results of operations. In addition, our business may also be adversely affected if our suppliers or business partners were to experience a catastrophic loss due to natural disasters, terrorism, accidents or other uncontrollable events.
Although we purchase comprehensive global insurance to cover property damage and consequent business interruption for certain potential losses at sites owned by us and at certain critical supplier sites, we do not maintain insurance policies to cover all potential losses and therefore our insurance policies may not be adequate to cover all possible losses and expenses. For instance, we do not maintain earthquake insurance in Japan.
We may experience difficulty implementing sustainability-related measures or in meeting the expectations of stakeholders.
In recent years, governmental and regulatory authorities, counterparties such as vendors and suppliers, investors, the public at large and others have increasingly focused on sustainability and social responsibility-related issues, particularly as they relate to the environment. Moreover, we have committed to reducing our carbon footprint, decreasing the waste created by our business and enhancing our water stewardship, and expect our vendors and suppliers to cooperate in these initiatives. However, we may be unable to meet such standards or achieve our goals, and our efforts to do so may for example impose significant additional costs on us, require us to seek alternative vendors or suppliers or impair our ability to procure or use certain materials. Conversely, if we are unable to meet such standards, we may not be able to continue to administer our business as we desire. Moreover, to the extent that we are unable to meet the expectations of stakeholders, including governmental and regulatory authorities, counterparties, investors, or the public, our reputation may be harmed, we may face increased compliance or other costs and demand for our securities and our ability to participate in the debt and equity markets may decrease. Furthermore, such standards and expectations are subject to ongoing change and refinement, and may shift in unexpected and potentially significant ways, which we may struggle to accommodate.
We may have to recognize additional charges on our statements of profit or loss due to impairment of goodwill, other intangible assets and equity method investments.
We carry significant amounts of goodwill and intangible assets on our consolidated statements of financial position as a result of past acquisitions, including the Shire Acquisition. As of March 31, 2020, we had goodwill of 4,012.5 billion JPY and intangible assets of 4,171.4 billion JPY. Goodwill and intangible assets recorded in relation to acquisitions are recognized on our consolidated statements of financial position on the acquisition date. Under IFRS, we are required to examine such assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies-Impairment of Goodwill and Intangible Assets.
We occasionally enter into business ventures with third-party entities where we have significant influence over the decisions on financial and operating policies, but do not have control or joint control (referred to as investments in associates). We also enter into joint arrangements whereby we and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement (referred to as joint venture). We account for these investments using the equity method of accounting. As of March 31, 2020, the carrying amount of investments accounted for using the equity method was 107.3 billion JPY. Under IFRS, at each reporting period, we are required to determine whether there is objective evidence that the investment in each associate or joint venture is impaired.
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
Our common stock is currently listed on the Tokyo Stock Exchange and other local Japanese stock exchanges, and we have established internal control over financial reporting pursuant to the requirements applicable to companies listed only in Japan. In addition, our ADSs are listed on the New York Stock Exchange (the “NYSE”), making us subject to, among other things, the requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The standards for internal control over financial reporting under the Sarbanes-Oxley Act are significantly more extensive than those applicable to companies listed only in Japan. For example, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

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
We are subject to additional risk due to uncertainty relating to the calculation of London Interbank Offered Rate (“LIBOR”), Euro Interbank Offered Rate (“EURIBOR”) and other reference rates and their potential discontinuance.
The JBIC Loan and the Term Loan Credit Agreement are subject to a floating interest rate calculated in reference to the LIBOR, while the floating rate Euro-denominated senior notes we issued in connection with the Shire Acquisition are subject to floating rate interest calculated in reference to EURIBOR. Interest rate, equity, commodity, foreign exchange rate and other types of indices which are deemed to be benchmarks are the subject of ongoing national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than they have performed in the past or to be discontinued entirely or may have other consequences that cannot be predicted, which could have a material adverse effect on our financial condition or results of operations or require us to seek to amend the terms of the relevant indebtedness, which may require significant additional time, effort or money in the form of consent payments or otherwise, and may not be possible on cost-efficient terms or at all.
The LIBOR that is currently produced in seven tenors across various currencies will cease to be in use by the end of 2021. A number of alternatives to LIBOR have been proposed and may result in interest payments that are higher than expected or that do not otherwise correlate over time with the payments that would have been made on such indebtedness for the interest periods if the applicable LIBOR rate was available in its current form. More generally, any of the foregoing changes, any other changes to LIBOR as a result of national, international and other regulatory guidance and proposals for reform or other initiatives or investigations, or any further uncertainty surrounding the implementation of such changes, could have a material adverse effect on affected indebtedness.
At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate may have on LIBOR, other benchmarks or floating rate indebtedness.
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
We are a limited liability, joint stock corporation incorporated under the laws of Japan. Many of our directors and executive officers reside in Japan, Europe or elsewhere outside of the U.S., and a large portion of our assets and the assets of these persons are located in Japan and elsewhere outside the U.S.. It may not be possible, therefore, for U.S. investors to effect service of process within the U.S. upon us or these persons or to enforce against us or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the U.S.
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
If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that prospective investors consult legal counsel regarding the jury waiver provision before investing in the ADSs.
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

Item 4. Information on the Company

A.	History and Development of the Company
We are a global, values-based, research and development (“R&D”) driven biopharmaceutical company with operations in approximately 80 countries. We bring highly innovative, life changing medicines to patients across the globe, with prescription drugs marketed directly or through our partners in approximately 100 countries worldwide. Our global workforce is committed to bringing better health and a brighter future to patients. We develop and market pharmaceutical products in gastroenterology (“GI”), rare diseases including rare metabolic, rare hematology and heredity angioedema, oncology, neuroscience, as well as Plasma-Derived Therapies (“PDT”) and vaccines. We are also committed to our corporate social responsibility program, which is dedicated to global health, and our access to medicine strategy, which aims to increase access to innovative and potentially lifesaving medicines for patients with some of the highest unmet medical needs across the world.
Our 239-year history started in 1781, when Chobei Takeda began selling traditional Japanese and Chinese medicines in Doshomachi, Osaka. After Japan’s Meiji Restoration opened the country to increase overseas trade in the late 1860s, we were one of the first companies to begin importing western medicines into Japan. In 1895, we began our pharmaceutical manufacturing business, and our research division was formed in 1914, allowing us to begin to discover our own pharmaceutical products. In 1925, we were incorporated as Chobei Takeda & Co., Ltd. and our name was later changed to Takeda Pharmaceutical Company Limited. In 1949, our shares were listed on the Tokyo and Osaka stock exchanges. We began expanding into overseas markets in the 1960s, first in Asia and, subsequently, other markets around the world. We began enhancing our overseas business infrastructure in the late 1990s, with the formation of new subsidiaries in the U.S. and Europe.
Since 2014, our efforts have been focused on enhancements to our R&D capabilities and successful cross-border acquisition activities and post-acquisition integration. For example, in February 2017, we acquired ARIAD Pharmaceuticals, Inc., a commercial-stage biotechnology company, to obtain late stage assets for the treatment of cancer. In July 2018, we acquired TiGenix NV, an advanced biopharmaceutical company developing novel stem cell therapies for serious medical conditions, with the aim to bring new treatment options to patients with gastrointestinal disorders.
Most recently, we completed the acquisition of Shire in January 2019. With the Shire Acquisition, we took a major step in our development into a global pharmaceutical company. The Shire Acquisition allowed us to create a global, values-based, R&D-driven biopharmaceutical company with an attractive geographic footprint including a significantly increased presence in the U.S., an important and innovation-driven market. Specifically, the Shire Acquisition strengthened our core therapeutic areas, bringing together Takeda and Shire’s complementary positions in GI and neuroscience and providing leading positions in rare diseases and PDT to complement Takeda’s previously existing strength in oncology and focused efforts in vaccines. It also contributed to a highly complementary, robust, modality-diverse pipeline and a strengthened R&D engine focused on innovation.
During the three fiscal years ended March 31, 2020, we have also divested several businesses and assets in non-core areas. We will continue divesting businesses and assets that are not core to our operations to accelerate deleveraging. See Item 5.A, Operating Results, for further details on divested businesses and assets.
Our principal capital expenditures during the three fiscal years ended March 31, 2020 consisted of additions to property, plant and equipment and additions to intangible assets. In the fiscal years ended March 31, 2018, 2019 and 2020, excluding acquisitions, we made capital expenditures (consisting of the additions to property, plant and equipment and intangible assets recorded on our consolidated statements of financial position) of 124.1 billion JPY, 244.6 billion JPY and 246.3 billion JPY, respectively, including the following highlights:

•
In the fiscal year ended March 31, 2018, we invested 17.9 billion JPY to construct our new global headquarters in Tokyo. We also invested 11.4 billion JPY to purchase manufacturing equipment at our German subsidiary, Takeda GmbH, including 4.9 billion JPY in equipment for manufacturing of vaccines for dengue fever.

•
In the fiscal year ended March 31, 2019, we entered into an additional 20-year extension agreement (from 2030 to 2050) for our two leased properties in Cambridge, Massachusetts. The total lease liability for these properties including the renewal option that we are reasonably certain to exercise is 88.8 billion JPY as of March 31, 2019.

•	In the fiscal year ended March 31, 2020, we invested in expanding our plasma collection center network, with the addition of 32 new centers in the U.S. and Europe.
We currently have various capital expenditures projects in process, including the expansion of production capacity of our plasma manufacturing network.
The address of our global head office is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo, 103-8668, Japan; telephone number: 81-3-3278-2306. Takeda’s agent in the U.S. in connection with this annual report is Takeda Pharmaceuticals U.S.A. Inc., 99 Hayden Avenue, Lexington, MA 02421 U.S.A., telephone number: 1-617-349-0200.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 (the “Exchange Act”) prescribing the furnishing and content of proxy statements to shareholders. Our corporate website is www.takeda.com.

B.	Business Overview
We are a global, values-based, R&D-driven biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, production and marketing of pharmaceutical products. We have approximately 50,000 employees worldwide dedicated to our mission of striving towards better health and a brighter future for people worldwide through leading innovation in medicine. Our culture is based on the values of integrity, fairness, honesty and perseverance, which is the basis of our priorities of putting patients at the center, building trust with society, reinforcing our reputation and developing our business.
Our commercial efforts are focused on five key business areas of GI, rare diseases, PDT, oncology, and neuroscience, which in the fiscal year ended March 31, 2020 accounted for 78.6% of our total revenue. We believe these five business areas will drive our future growth, and we will continue to make the necessary investments to maximize our portfolios in these areas. Our key growth driver products in our key business areas include the following 14 global brands: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL, NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV, GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALBUMIN/FLEXBUMIN, NINLARO, and ALUNBRIG. We have also been making targeted acquisitions and divestitures to further increase our level of focus on these key business areas, and plan to continue to refine our portfolio going forward.
Our R&D engine is focused on translating science into highly innovative, life-changing medicines that help make a critical difference for patients. We support dedicated R&D efforts across three areas: Innovative Biopharma, PDT and Vaccines. The R&D engine for Innovative Biopharma, the largest component of our R&D investment, has produced exciting new molecular entities that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core Therapeutic Areas, namely Oncology, Rare Diseases, Neuroscience and GI. Over the past several years, especially following our acquisition of Shire, we have increased our focus on more targeted patient populations where there is a potential for greater therapeutic benefit, smaller and less costly development programs, and faster tracks to registration with enhanced patent protection and marketing rights. We also have harnessed the potential of cell and gene therapies by investing in novel mechanisms and capabilities and next-generation platforms internally and through partnerships.
We are also focused on optimizing our financial strength, driving margin expansion and generating cash flows to invest in the business, to deleverage and to return cash to shareholders. We are also prioritizing selected disposal of non-core assets to generate additional cash in order to accelerate the pace of deleveraging.
The following is a summary of our principal products by key business area.
In GI, our principal products include:

•
ENTYVIO (vedolizumab), a treatment for moderate to severe ulcerative colitis and Crohn’s disease. Sales of ENTYVIO have grown strongly since its launch in the U.S. and Europe in 2014 to become our top selling product in the fiscal year ended March 31, 2020. ENTYVIO is now approved in approximately 70 countries worldwide, and we strive to maximize its potential by seeking approval in additional countries, while also pursuing a subcutaneously administered formulation, and examining use in further indications. In the fiscal year ended March 31, 2020, our revenue from ENTYVIO was 347.2 billion JPY.

•
TAKECAB (vonoprazan fumurate), a treatment for acid-related diseases. TAKECAB was launched in Japan in 2015 and has achieved significant growth driven by its efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. In the fiscal year ended March 31, 2020, our revenue from TAKECAB was 72.7 billion JPY.

•
GATTEX/REVESTIVE (teduglutide[rDNA origin]), a treatment for patients with short bowel syndrome (“SBS”) who are dependent on parenteral support. In May 2019, the U.S. FDA approved extending the indication of GATTEX to include children 1 year of age and older with SBS. In the fiscal year ended March 31, 2020, our revenue from GATTEX/REVESTIVE was 61.8 billion JPY.

•
ALOFISEL (darvadstrocel), a treatment for complex perianal fistulas in adult patients with nonactive/mildly active luminal Crohn’s disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. ALOFISEL was approved in Europe in 2018, becoming the first allogenic stem cell therapy to receive central marketing authorization approval in Europe. In the fiscal year ended March 31, 2020, our revenue from ALOFISEL was 0.4 billion JPY.

In rare diseases, our principal products are:

•
TAKHZYRO (lanadelumab-flyo), for the prevention of hereditary angioedema (“HAE”) attacks. TAKHZYRO is a fully human monoclonal antibody that specifically binds and decreases plasma kallikrein, an enzyme which is chronically uncontrolled in people with HAE. TAKHZYRO was approved in both the U.S. and Europe in 2018, and we are working to expand into further geographic areas. In the fiscal year ended March 31, 2020, our revenue from TAKHZYRO was 68.3 billion JPY.

•
ADYNOVATE/ADYNOVI (antihemophilic factor (recombinant) [PEGylated]), an extended half-life recombinant factor VIII treatment for hemophilia A. ADYNOVATE/ADYNOVI uses the same manufacturing process as the standard half-life recombinant factor VIII therapy ADVATE, and adds a proven technology, PEGylation (a chemical process that prolongs the amount of time a compound remains in circulation, potentially allowing for fewer injections), which we exclusively licensed from Nektar Therapeutics. In the fiscal year ended March 31, 2020, our revenue from ADYNOVATE/ADYNOVI was 58.7 billion JPY.

•
NATPARA/NATPAR (parathyroid hormone), a treatment for adult patients with chronic hypoparathyroidism (“HPT”) who cannot be adequately controlled with standard therapy of calcium and vitamin D alone. HPT is a rare condition in which the parathyroid glands fail to produce sufficient amounts of parathyroid hormone (“PTH”) or where the PTH lacks biological activity. In September 2019, Takeda issued a recall in the U.S. for all doses of NATPARA after discussions with the FDA due to a potential issue related to rubber particulates originating from the rubber septum of the NATPARA cartridge. Takeda is working closely with the FDA to resolve the issue and resume supply as soon as possible, although we do not expect to record revenue from NATPARA in the U.S. in the fiscal year ending March 31, 2021. NATPARA/NATPAR continues to be available in markets outside of the U.S. In the fiscal year ended March 31, 2020, our revenue from NATPARA/NATPAR was 13.6 billion JPY.

•
ELAPRASE (idursulfase), an enzyme replacement therapy for the treatment of Hunter syndrome (also known as Mucopolysaccharidosis Type II or MPS II). In the fiscal year ended March 31, 2020, our revenue from ELAPRASE was 67.9 billion JPY.

•
REPLAGAL (agalsidase alfa), an enzyme replacement therapy for the treatment of Fabry disease, marketed outside of the U.S. Fabry disease is a rare, inherited genetic disorder resulting from a deficiency in the activity of the lysosomal enzyme alpha-galactosidase A, which is involved in the breakdown of fats. In the fiscal year ended March 31, 2020, our revenue from REPLAGAL was 51.3 billion JPY.

•	VPRIV (velaglucerase alfa), an enzyme replacement therapy for the treatment for type 1 Gaucher disease. In the fiscal year ended March 31, 2020, our revenue from VPRIV was 38.0 billion JPY.
In PDT immunology, our principal products are:

•
GAMMAGARD LIQUID/KIOVIG (Immune Globulin Intravenous (Human) 10%), a liquid formulation of the antibody replacement therapy immunoglobulin (“IG”), for the treatment of adult and pediatric patients two years of age or older with primary immunodeficiencies (“PID”) (administered either intravenously or subcutaneously), and adult patients with multifocal motor neuropathy (“MMN”) (administered intravenously). KIOVIG is the brand name used for GAMMAGARD LIQUID in many countries outside of the U.S. KIOVIG is approved in Europe for patients with PID and certain secondary immunodeficiencies, and for adults with MMN.

•
GAMMAGARD S/D (Immune Globulin Intravenous (Human)) (IgA less than 1 μg/mL in a 5% solution), for the treatment of PID in patients two years of age and older. GAMMAGARD S/D is also indicated for the prevention of bacterial infections in hypogammaglobulinemia and/or recurrent bacterial infections associated with B-cell chronic lymphocytic leukemia (“CLL”), the treatment of adult patients with chronic idiopathic thrombocytopenic purpura (“ITP”) to increase platelet count and to prevent and/or control bleeding, and the prevention of coronary artery aneurysms associated with Kawasaki Syndrome in pediatric patients. GAMMAGARD S/D is an option for patients who require a low IgA content in their intravenous treatment (IgA less than 1 μg/mL in a 5% solution).

•
HYQVIA (Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase), a product consisting of human normal IG and recombinant human hyaluronidase (licensed from Halozyme). HYQVIA is the only subcutaneous IG treatment for PID patients with a dosing regimen that requires only one infusion up to once per month and one injection site per infusion to deliver a full therapeutic dose of IG. HYQVIA is approved in the U.S. for adults with PID, and in Europe for patients with PID syndromes and myeloma or CLL with severe secondary hypogammaglobulinemia and recurrent infections.

•
CUVITRU (Immune Globulin Subcutaneous (Human), 20% Solution) indicated as replacement therapy for primary humoral immunodeficiency in adult and pediatric patients two years of age and older. CUVITRU is also indicated in Europe for the treatment of certain secondary immunodeficiencies. CUVITRU is the only 20% subcutaneous IG treatment option without proline and with the ability to infuse up to 60 mL (12 grams) per site and 60 mL per hour, per site as tolerated, resulting in fewer infusion sites and shorter infusion durations compared to other conventional subcutaneous IG treatments.

In the fiscal year ended March 31, 2020, the total revenue from our PDT immunology portfolio, including GAMMAGARD LIQUID/KIOVIG, GAMMAGARD S/D, HYQVIA, and CUVITRU, was 298.7 billion JPY.

•
FLEXBUMIN (Human Albumin in a bag) and Human Albumin (glass), available as 5% and 25% solutions, indicated for hypovolemia, hypoalbuminemia due to general causes and burns, and for use during cardiopulmonary bypass surgery as a component of the pump prime. FLEXBUMIN 25% is also indicated for hypoalbuminemia associated with adult respiratory distress syndrome (“ARDS”) and nephrosis, and hemolytic disease of the newborn (“HDN”). In the fiscal year ended March 31, 2020, the total revenue from our albumin portfolio, including FLEXBUMIN and Human Albumin (glass) was 67.2 billion JPY.

In oncology, our principal products include:

•
NINLARO (ixazomib), the first oral proteasome inhibitor for the treatment of multiple myeloma (“MM”). NINLARO has experienced a strong uptake in sales since launching in the U.S. in 2015 for relapsed/refractory MM and has also been approved in Europe in 2016, in Japan in 2017, and in China in 2018. We are currently examining NINLARO in MM maintenance settings, with the potential to expand the eligible patient population. In the fiscal year ended March 31, 2020, revenue from NINLARO was 77.6 billion JPY.

•
ADCETRIS (brentuximab vedotin), an anti-cancer agent used to treat Hodgkin lymphoma (“HL”) and systemic anaplastic large cell lymphoma (“sALCL”). ADCETRIS has received marketing authorization by regulatory authorities in more than 70 countries worldwide. We jointly develop ADCETRIS with Seattle Genetics, Inc. and have commercialization rights in countries outside the U.S. and Canada. In the fiscal year ended March 31, 2020, our revenue from ADCETRIS was 52.7 billion JPY.

•
ALUNBRIG (brigatinib), an orally administered small molecule anaplastic lymphoma kinase (“ALK”) inhibitor used to treat ALK-positive non-small cell lung cancer (“NSCLC”). ALUNBRIG was granted accelerated approval in the U.S. in 2017, and the European Commission granted the product marketing authorization in 2018. The indication of ALUNBRIG was expanded to include newly diagnosed ALK-positive NSCLC patients in 2020. In the fiscal year ended March 31, 2020, our revenue from ALUNBRIG was 7.2 billion JPY.
In neuroscience, our principal products are:

•
VYVANSE (lisdexamfetamine dimesylate), a stimulant medication indicated for the treatment of attention deficit hyperactivity disorder (“ADHD”) in patients aged six and above, and for the treatment of moderate to severe binge eating disorder in adults. In the fiscal year ended March 31, 2020, our revenue from VYVANSE was 274.1 billion JPY.

•
TRINTELLIX (vortioxetine), an antidepressant indicated for the treatment of major depressive disorder in adults. TRINTELLIX was co-developed with H. Lundbeck A/S, and Takeda has commercialization rights in the U.S., where it was launched in 2014 and in Japan, where it was launched in 2019. In the fiscal year ended March 31, 2020, our revenue from TRINTELLIX was 70.7 billion JPY.

For a breakdown of revenues by geographic region, see Note 4 to our audited consolidated financial statements.

Initiatives to Mitigate the Effect of COVID-19
Takeda’s response to the COVID-19 outbreak is focused on three priorities:

•	Safeguarding employees and their families, and reducing the impact of COVID-19 on the healthcare system.

•	Maintaining business continuity, especially the supply of Takeda medicines to patients.

•	Developing potential therapies to treat or prevent COVID-19.
In order to address the issues relating to COVID-19, in January 2020 we organized a Global Crisis Management Committee, and we are taking a number of initiatives with the support of internal and external experts. The committee is co-led by Takeda’s Chief Global Corporate Affairs Officer and the President of our Global Vaccines Business Unit, with support from cross-functional working group.
With regards to measures to safeguard employees, we have initiated work from home policies and enhanced our technology to support such initiatives. We have applied our telework guidance broadly to our global employees including as many of our customer facing employees as possible, especially those who interact with health care professionals. We also have canceled all non-essential travel and are discouraging the gathering of large groups of employees. For our employees who are required to continue to work on-site in our manufacturing, laboratory, and bio-life plasma donation facilities, we have implemented enhanced safety measures to mitigate the spread of the virus.
In order to maintain business continuity, we are managing levels of inventory, including assessing alternative suppliers for the production of our medicines, to secure product supply continuity for patients. This strategy is generally applied across our global supply chain for key starting materials, excipients, raw materials, APIs, and finished products. We are tracking the situation as it evolves and will take all necessary actions in an effort to ensure supply continuity for the people we serve.
In R&D, working alongside our Contract Research Organization partners, we are taking measures to minimize the disruption to ongoing clinical trials. We are assessing and developing solutions, including through direct-to-patient home delivery of study medicines and remote monitoring of patients. We have, however, placed a temporary pause on the initiation of new clinical trials, with the exception of CoVIg-19, a potential anti-SARS-CoV-2 polyclonal hyperimmune globulin medicine to treat individuals with serious complications from COVID-19.
CoVIg-19 is an example of Takeda’s initiatives to develop potential therapies to combat COVID-19. We joined with global plasma companies to form the CoVIg-19 Plasma Alliance in April 2020, guided by our values of putting patients first, setting aside individual company interests to work together with multiple partners. In doing so, we can focus on expediting the process to develop and deliver a potential therapy for COVID-19. In addition, we are also evaluating existing internal assets as potential therapies for COVID-19, while also researching novel approaches.
Finally, Takeda is also aiding the COVID-19 response through donations, including approximately 25 million USD to non-profit organizations including the Red Cross and United Nations-led organizations, while also providing in-kind donations.
Research and Development
The R&D of pharmaceutical products is a lengthy and expensive process that can span more than 10 years. The process includes multiple studies to evaluate a product’s efficacy and safety, followed by submission to regulatory authorities who review the data and decide whether to grant marketing approval. Only a small number of compounds pass such rigorous investigation and become available for use in clinical treatment. Once approved, there is ongoing R&D support for marketed products, including medical affairs and other investments.
Clinical trials, which must comply with regional and international regulatory guidelines, generally take five to seven years or longer and require substantial expenditures. In general, clinical trials are performed in accordance with the guidelines set by the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use. The relevant regional regulatory authorities include the FDA for the U.S, the EMA for the EU, the MHLW for Japan, and the National Medical Products Administration (“NMPA”) for China.

The three phases of human clinical trials, which may overlap with each other, are as follows:

Phase I (“P-I”) clinical trials	Conducted using a small group of healthy adult volunteers in order to evaluate safety and the absorption, distribution, metabolism and excretion of the drug.
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
Of these three phases, Phase III requires the largest expenditures and thus the decision to proceed with Phase III testing is a critical business decision in the drug development process. For those drug candidates that pass Phase III clinical trials, a New Drug Application (“NDA”) or a Marketing Authorization Application (“MAA”) is submitted to the relevant governmental authorities for approval, which if granted permits the subsequent launch of the drug. The preparation of an NDA or MAA submission involves considerable data collection, verification, analysis and expense. Even after the launch of the product, health authorities require post-marketing surveillance of adverse events, and they may request a post-marketing study to provide additional information regarding the risks and benefits of the product.
Takeda’s R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, PDT and Vaccines. The R&D engine for Innovative Biopharma, the largest component of our R&D investment, has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core Therapeutic Areas (Oncology, Rare Diseases, Neuroscience, and GI). Over the past several years, and more recently bolstered by our acquisition of Shire, we have also harnessed the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships.
In addition to our concentrated efforts to increase our in-house R&D capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough. See “Licensing and Collaboration” for further information on our R&D collaborations.
Our key R&D facilities include:

•
Shonan Heath Innovation Park: Located in Fujisawa and Kamakura in Kanagawa Prefecture in Japan, the Shonan Health Innovation Park (“Shonan iPark”) was established in 2011 as the Shonan Research Center and is our primary location for neuroscience research. In April 2018, we launched Shonan iPark to enhance scientific innovation and establish a life science ecosystem with diverse external parties. To attract more diverse players and to further the success of the Shonan iPark, in April 2020, Takeda announced a transfer of ownership rights of Shonan iPark to a trustee and Takeda, as a flagship tenant, signed a 20-year lease agreement with the trustee and is committed to invigorating life science research in Japan.

•
Greater Boston Area Research and Development Site: Our Boston R&D hub is located in Cambridge, Massachusetts in the U.S. It is the center of our global oncology, GI and rare diseases R&D, and also supports R&D in other areas including PDT and vaccines, as well as research in immunomodulation and biologics. This site is home to the Takeda Cell Therapy engine with a recently opened state-of-the-art cell therapy manufacturing facility.

•
San Diego Research and Development Site: Our R&D site located in San Diego, California in the U.S. supports R&D in the GI and neuroscience areas. The San Diego research center operates as a “biotech-like” site and leverages internal capabilities such as structural biology and biophysics to catalyze research internally and externally.

The following summarizes our R&D activities within each of our therapeutic and business areas. The compounds in our pipeline disclosed within the key therapeutic and business areas below are in various stages of development, and the contents of the pipeline may change as compounds currently under development are removed and new compounds are introduced. Whether the compounds listed below are ever successfully released as products depends on various factors, including the results of pre-clinical and clinical trials, market conditions for various drugs and regulatory approvals. The listings in the tables below are limited to the U.S., EU, Japan, and China, but we are also conducting development activities in other regions. “Global” refers to U.S., EU, Japan, and China.
Oncology
In oncology, Takeda endeavors to deliver novel medicines to patients with cancer worldwide through a commitment to breakthrough innovation and a passion for improving the lives of patients. Takeda focuses on three key areas in oncology: (1) building on its foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS and ICLUSIG, as well as in pipeline assets in Multiple Myeloma, Acute Myeloid Leukemia, Myelodysplastic Syndromes, and other blood cancers; (2) further developing its portfolio in lung cancer with the marketed product ALUNBRIG and development programs in targeted lung cancer populations; and (3) pursuing novel immuno-oncology targets and next-generation platforms with external partners as well as exploring innovative cell therapies.

Our oncology pipeline as of May 13, 2020 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)(1)	Drug class (administration route)	Indications/additional formulations	Stage by country/region(2)		In-house/In-license
SGN-35 <Brentuximab vedotin> ADCETRIS (EU, Japan)	CD30 monoclonal antibody-drug Conjugate (injection)	Front line Peripheral T-cell Lymphoma (“PTCL”)	EU	Filed (June 2019)(3)	In-license (Seattle Genetics, Inc.)
		Relapsed/ refractory Hodgkin lymphoma	China	Filed (March 2019)(3)
		Relapsed/ refractory systemic anaplastic large-cell lymphoma	China	Filed (March 2019)(3)
<brigatinib> ALUNBRIG (U.S., EU)	ALK inhibitor (oral)	1L ALK-positive non-small cell lung cancer	U.S. Japan China	Filed (January 2020)(3) P-III P-III	In-house
		2L ALK-positive non-small cell lung cancer in patients previously treated with ALK inhibitors	Japan	Filed (February 2020)
		2L ALK-positive non-small cell lung cancer (head to head with alectinib)	Global	P-III
		2L ALK-positive non-small cell lung cancer in patients progress on 2nd generation TKI (tyrosine kinase inhibitors)	Global	P-II
<cabozantinib> CABOMETYX (Japan)	Multi-targeted kinase inhibitor (oral)	2L hepatocellular carcinoma	Japan	Filed (January 2020)	In-license (Exelixis, Inc.)
		1L renal cell carcinoma in combination with nivolumab	Japan	P-III
<niraparib>	PARPl/2 inhibitor (oral)	Ovarian cancer - maintenance	Japan	Filed (November 2019)	In-license (GlaxoSmithKline plc)
		Ovarian cancer - salvage	Japan	Filed (November 2019)

Development code <generic name> Brand name (country/region)(1)	Drug class (administration route)	Indications/additional formulations	Stage by country/region(2)		In-house/In-license
MLN9708 <ixazomib> NINLARO (Global)	Proteasome inhibitor (oral)	Maintenance therapy in patients with newly diagnosed multiple myeloma following autologous stem cell transplant	U.S. EU	P-III P-III	In-house
		Maintenance therapy in patients with newly diagnosed multiple myeloma not treated with stem cell transplant	Global	P-III(4)
		Relapsed/refractory multiple myeloma (doublet regimen with dexamethasone)	U.S. EU	P-II P-II
		Relapsed/refractory multiple myeloma (triplet regimen with daratumumab and dexamethasone)	Global	P-II
<ponatinib> ICLUSIG (U.S.)	BCR-ABL inhibitor (oral)	Front line Philadelphia chromosome-positive acute lymphoblastic leukemia	U.S.	P-III	In-house
		Dose ranging study for TKI resistant patients with chronic-phase chronic myeloid leukemia	U.S.	P-II(b)
TAK-924 <pevonedistat>	NEDD 8 activating enzyme inhibitor (injection)	High-risk myelodysplastic syndromes, chronic myelomonocytic leukemia, low-blast acute myelogenous leukemia	U.S. EU Japan	P-III P-III P-III	In-house
		Unfit Acute Myelogenous Leukemia	Global	P-III
TAK-385 <relugolix>	LH-RH antagonist (oral)	Prostate cancer	Japan China	P-III P-III	In-house
TAK-788 <mobocertinib>	EGFR/ HER2 exon 20 inhibitor (oral)	Treatment Naïve Non-Small Cell Lung Cancer with Exon-20 insertion	Global	P-III	In-house
		Previously treated Non-Small Cell Lung Cancer with Exon-20 insertion	Global	P-II
TAK-007 <->	CD19 CAR-NK (injection)	Relapsed/refractory B-cell malignancies	-	P-I/II	In-license (MD Anderson Cancer Center)
TAK-169 <->	CD38-SLTA (injection)	Relapsed/refractory Multiple Myeloma	-	P-I	In-license (Molecular Templates)
TAK-573 <- >	CD38-targeted lgG4 genetically fused with an attenuated IFNα (injection)	Relapsed/refractory Multiple myeloma	-	P-I	In-license (Teva Pharmaceutical Industries Ltd.)
TAK-981 <- >	SUMO inhibitor (injection)	Multiple cancers	-	P-I	In-house

Development code <generic name> Brand name (country/region)(1)	Drug class (administration route)	Indications/additional formulations	Stage by country/region(2)		In-house/In-license
TAK-252/SL-279252	PD-1-Fc-OX40L (injection)	Solid tumors or lymphomas	-	P-I	In-license (Shattuck Labs, Inc.)
_____________
Notes:

(1)
Brand name and country/region indicate the brand name and country in which the specific asset has already been approved for any indication in any of the U.S., EU, Japan or China and Takeda has commercialization rights for such asset.

(2)	Country/region in this column denote where a clinical study is ongoing or a filing has been made with our specific intention to pursue approval in any of the U.S., EU, Japan or China.

(3)	Subsequently approved in May 2020.

(4)	Subsequently filed in Japan in May 2020.
Rare Diseases
In rare diseases, Takeda focuses on (1) rare immunology (e.g., hereditary angioedema) to transform the treatment paradigm including through recently launched TAKHZYRO; (2) rare hematology with a broad portfolio; and (3) rare metabolic diseases, focused on treatments for Fabry disease, Hunter syndrome and Gaucher disease.
Our rare diseases pipeline as of May 13, 2020 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development Code <generic name> Brand name (country/region)(1)	Drug class (administration route)	Indications/additional formulations	Stage by country/region(2)		In-house/In-license
TAK-743 <lanadelumab> TAKHZYRO (U.S., EU)	Plasma kallikrein inhibitor (injection)	Hereditary angioedema	China Japan	Filed (December 2018) P-III	In-house
		Pediatric Hereditary Angioedema	Global	P-III
TAK-672 <-> OBIZUR (U.S., EU)	Antihemophilic factor [recombinant], porcine sequence (injection)	Congenital hemophilia A with inhibitors	U.S. EU	P-III P-III	Purchased (IPSEN)
TAK-577 <-> VONVENDI (U.S., Japan), VEYVONDI (EU)	von Willebrand factor [recombinant] (injection)	Prophylactic treatment of von Willebrand disease	Global	P-III	In-house
		Pediatric on-demand treatment of von Willebrand disease	Global	P-III
TAK-660 <-> ADYNOVATE (U.S., Japan), ADYNOVI (EU)	Antihemophilic Factor (recombinant), PEGylated (injection)	Pediatric hemophilia A	EU	P-III	In-house
TAK-755 <->	Replacement of the deficient-ADAMTS13 enzyme (injection)	Congenital thrombotic thrombocytopenic purpura	U.S. EU	P-III P-III	In-license (KM Biologics, Co, Ltd.)
		Immune thrombotic thrombocytopenic purpura	U.S. EU	P-II P-II
		Sickle cell disease	U.S.	P-I/II
TAK-620 <maribavir>	Benzimidazole riboside inhibitor (oral)	Cytomegalovirus infection in transplant patients	U.S. EU	P-III P-III	In-license (GlaxoSmithKline plc)
TAK-607 <->	Insulin- like Growth Factor / IGF Binding Protein (injection)	Complications of prematurity	-	P-II	In-house

Development Code <generic name> Brand name (country/region)(1)	Drug class (administration route)	Indications/additional formulations	Stage by country/region(2)		In-house/In-license
TAK-609 <->	Recombinant human iduronate-2 -sulfatase for intrathecal administration (injection)	Hunter syndrome central nervous system (“CNS”)	U.S. EU	P-II P-II	In-house
TAK-611 <->	Recombinant human arylsulfatase A for intrathecal administration (injection)	Metachromatic leukodystrophy	-	P-II	In-house
TAK-754 <->	Gene therapy to restore endogenous FVIII expression	Hemophilia A	-	P-I/II	In-license (Askepios Biopharmaceutical, Inc.)
TAK-079(3) <->	Anti-CD38 monoclonal antibody (injection)	Myasthenia gravis	-	P-I/II	In-house
		Systemic lupus erythematosus	-	P-I/II
TAK-834 <-> NATPARA (U.S.), NATPAR (EU)	Parathyroid hormone (injection)	Hypoparathyroidism	Japan	P-I(4)	In-house
_____________
Notes:

(1)
Brand name and country/region indicate the brand name and country in which the specific asset has already been approved for any indication in any of the U.S., EU, Japan or China and Takeda has commercialization rights for such asset.

(2)	Country/region in this column denote where a clinical study is ongoing, or a filing has been made with our specific intention to pursue approval in any of the U.S., EU, Japan or China.

(3)
Relapsed/refractory Multiple Myeloma will continue until trial completion. TAK-079 to be developed in Rare Diseases indications myasthenia gravis (“MG”) and immune thrombocytopenic purpura; First-Patient-In expected H1 FY20.

(4)	NATPARA P-I study in Japan completed; P-III study start timing under review.
Neuroscience
In neuroscience, Takeda aims to bring innovative medicines to patients suffering from neurologic diseases for whom there are no treatments available. Takeda is building its pipeline in neurology (e.g., Alzheimer’s disease, Parkinson’s disease) and selected rare CNS diseases such as narcolepsy, potentially other sleep disorders, and Huntington’s Disease through a combination of in-house expertise and collaboration with partners.
Our neuroscience pipeline as of May 13, 2020 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development Code <generic name> Brand name (country/region)(1)	Drug class (administration route)	Indications/additional formulations	Stage by country/region(2)		In-house/In-license
TAK-815 <midazolam> BUCCOLAM (EU)	GABA Allosteric Modulator (oral)	Status epilepticus (seizures)	Japan	Filed (February 2020)	In-house
TAK-831(3) <->	D-amino acid oxidase (“DAAO”) inhibitor (oral)	Negative symptoms and/or cognitive impairment associated with schizophrenia	-	P-II(a)	In-house
TAK-935 <->	CH24H inhibitor (oral)	Dravet Syndrome, Lennox-Gastaut syndrome	-	P-II	In-house (Co-development with Ovid Therapeutics)
		15q duplication syndrome, CDKL5 deficiency disorder	-	P-II
		Complex Regional Pain Syndrome	-	P-II	In-house

Development Code <generic name> Brand name (country/region)(1)	Drug class (administration route)	Indications/additional formulations	Stage by country/region(2)		In-house/In-license
WVE-120101 <->	mHTT SNP1 antisense oligonucleotide (injection)	Huntington’s disease	-	P-I/II	In-license (Wave Life Sciences Ltd.)
WVE-120102 <->	mHTT SNP2 antisense oligonucleotide (injection)	Huntington’s disease	-	P-I/II	In-license (Wave Life Sciences Ltd.)
TAK-041(3) <->	GPR139 agonist (oral)	Negative symptoms and/or cognitive impairment associated with schizophrenia	-	P-I	In-house
TAK-341/MEDI1341 <->	Alpha-synuclein antibody (injection)	Parkinson’s disease	-	P-I	In-license (AstraZeneca plc)
TAK-418 <->	LSD1 inhibitor (oral)	Kabuki syndrome	-	P-I	In-house
TAK-653(3) <->	AMPA receptor potentiator (oral)	Treatment resistant depression	-	P-I	In-house
TAK-925 <->	Orexin 2R agonist (injection)	Narcolepsy, other sleep disorders	-	P-I	In-house
TAK-994	Orexin 2R agonist (oral)	Narcolepsy	-	P-I	In-house
_____________
Notes:

(1)
Brand name and country/region indicate the brand name and country in which the specific asset has already been approved for any indication in any of the U.S., EU, Japan or China and Takeda has commercialization rights for such asset.

(2)	Country/region in this column denote where a clinical study is ongoing, or a filing has been made with our specific intention to pursue approval in any of the U.S., EU, Japan or China.

(3)
On June 16, 2020, Takeda announced a strategic collaboration with Neurocrine Biosciences, Inc. to develop and commercialize compounds in Takeda’s early-to-mid-stage neuroscience pipeline, including TAK-041, TAK-653 and TAK-831. Takeda will receive an upfront cash payment and will be entitled to certain development milestones, commercial milestones and royalties on net sales. At certain development events, Takeda may elect to opt in or out of a 50:50 profit share on all clinical programs on an asset-by-asset basis. For any asset in which Takeda is participating in a 50:50 profit share arrangement, Takeda will not be eligible to receive development or commercial milestones.

GI
In GI, Takeda focuses on delivering innovative, life-changing therapeutics for patients with GI and liver diseases. Takeda is maximizing the potential of our inflammatory bowel disease (“IBD”) franchise around ENTYVIO and ALOFISEL, expanding our position in specialty GI with GATTEX and progressing a pipeline built through partnerships exploring opportunities in motility disorders, celiac disease, liver disease and the microbiome.
Our GI pipeline as of May 13, 2020 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development Code <generic name> Brand name (country/region)(1)	Drug class (administration route)	Indications/additional formulations	Stage by country/region(2)		In-house/In-license
MLN0002 <vedolizumab> ENTYVIO (U.S., EU, Japan)	Humanized monoclonal antibody against α4β7 integrin (injection)	Subcutaneous formulation for ulcerative colitis	U.S. Japan	CRL received (December 2019)(3) Filed (August 2019)	In-house
		Subcutaneous formulation for Crohn’s disease	U.S. Japan	P-III P-III
		Graft-versus-host disease prophylaxis in patients undergoing allogeneic hematopoietic stem cell transplantation	EU Japan	P-III P-III
		Pediatrics Study (ulcerative colitis Crohn’s disease)	Global	P-II
Cx601 <darvadstrocel> ALOFISEL (EU)	A suspension of allogeneic expanded adipose-derived stem cell (injection)	Refractory complex perianal fistulas in patients with Crohn’s disease	U.S. Japan	P-III P-III	In-house
TAK-438 <vonoprazan> TAKECAB (Japan) VOCINTI (China)	Potassium-competitive acid blocker (oral)	Acid related diseases (Reflex Esophagitis Maintenance)	China	Filed (March 2020)	In-house
		Acid related diseases (Duodenal Ulcer, adjunct to Helicobacter pylori eradication)	China	Filed (April 2020)
		Oral disintegrated tablet formulation	Japan	P-III
TAK-633 <teduglutide> GATTEX (U.S.)/ REVESTIVE (EU)	GLP-2 analogue (injection)	Short bowel syndrome, pediatric indication	Japan	P-III	In-house
		Short bowel syndrome, adult	Japan	P-III
TAK-721 <budesonide>	Glucocorticosteroid (oral)	Eosinophilic esophagitis	U.S.	P-III	In-house (Partnership with UCSD and Fortis Advisors)
TAK-906 < ->	Dopamine D2/D3 receptor antagonist (oral)	Gastroparesis	-	P-II(b)	In-house
TAK-954 <->	5-HT4- hydroxytryptamine receptor agonist (injection)	Post-operative gastrointestinal dysfunction	-	P-II(b)	In-license (Theravance Biopharma, Inc.)
TAK-101(4) <->	Tolerizing Immune Modifying nanoParticle (“TIMP”) (injection)	Celiac disease	-	P-II(a)	In-license (Cour Pharmaceutical Development Company, Inc.)

Development Code <generic name> Brand name (country/region)(1)	Drug class (administration route)	Indications/additional formulations	Stage by country/region(2)		In-house/In-license
TAK-018/EB8018 <->	FimH antagonist (oral)	Crohn’s disease (post-operative and ileitis)	-	P-II	In-license (Enterome Bioscience SA)
TAK-951 <->	Peptide agonist	Nausea and vomiting	-	P-I	In-house
TAK-671 <->	Protease inhibitor (injection)	Acute pancreatitis	-	P-I	In-house (Co-development with Samsung Bioepis Co, Ltd)
TAK-062(5) <->	Glutenase (oral)	Celiac disease	-	P-I	In-house
TAK-039 <->	Bacterial consortium (oral)	Clostridium difficile infections	-	P-I	In-license (NuBiyota)
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

(3)
Complete Response Letter (“CRL”) is unrelated to the clinical safety and efficacy data, and included queries related to the design and labelling of the SC product. Takeda is working to resolve CRL and expects an updated timeline within first half of the fiscal year ending March 31, 2021.

(4)	Acquired license for TAK-101 from Cour Pharmaceutical Development Company. Previously known as TIMP-GLIA.

(5)	Acquired PvP Biologics, Inc. including TAK-062. Previously known as Kuma062.

PDT
Takeda created a dedicated PDT business unit with a focus to manage the business end-to-end, from plasma collection to manufacturing and commercialization. In PDT, we maximize the therapeutic value of plasma-derived therapies for patients with rare and complex diseases through innovation across the product life cycle. The dedicated R&D organization in PDT is charged with identifying new targeted therapies and optimizing efficiencies of current product manufacturing. PDT focuses on developing products which are essential for effectively treating patients with a variety of rare, life-threatening, chronic and genetic diseases across the world.
Our PDT pipeline as of May 13, 2020 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development Code <generic name> Brand name (country/region)(1)	Drug class (administration route)	Indications/additional formulations	Stage by country/region(2)		In-house/In-license
TAK-616 <-> CINRYZE (U.S., EU)	Cl esterase inhibitor [human](injection)	Hereditary angioedema	Japan	P-III	In-house
TAK-771 <-> <IG Infusion 10% (Human)w/ Recombinant Human Hyaluronidase> HYQVIA (U.S., EU)	Immunoglobulin (lgG) + recombinant hyaluronidase replacement therapy (injection)	Pediatric indication for primary immunodeficiency	U.S.	P-III	In-house (Partnership with Halozyme Therapeutics, Inc.)
		Chronic inflammatory demyelinating polyradiculoneuropathy	U.S. EU	P-III P-III
_____________
Notes:

(1)
Brand name and country/region indicate the brand name and country in which the specific asset has already been approved for any indication in any of the U.S., EU, Japan or China and Takeda has commercialization rights for such asset.

(2)	Country/region in this column denote where a clinical study is ongoing, or a filing has been made with our specific intention to pursue approval in any of the U.S., EU, Japan or China.

Vaccines
In vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue, zika, and norovirus. To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan, the U.S. and Singapore and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.
Our vaccines pipeline as of May 13, 2020 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development Code <generic name> Brand name (country/region)(1)	Drug class (administration route)	Indications/additional formulations	Stage by country/region(2)		In-house/In-license
TAK-003 <->	Tetravalent dengue vaccine (injection)	Prevention of the dengue fever caused by dengue virus	-	P-III	In-house
TAK-214 <->	Norovirus vaccine (injection)	Prevention of the acute gastroenteritis caused by norovirus	-	P-II(b)	In-house
TAK-021 <->	EV71 vaccine (injection)	Prevention of hand, food, and mouth disease caused by enterovirus 71	-	P-I	In-house
TAK-426 <->	Zika vaccine (injection)	Prevention of zika virus infection	-	P-I	In-house (Partnership with the Biomedical Advanced Research and Development Authority - U.S. Government)
_____________
Notes:

(1)
Brand name and country/region indicate the brand name and country in which the specific asset has already been approved for any indication in any of the U.S., EU, Japan or China and Takeda has commercialization rights for such asset.

(2)	Country/region in this column denote where a clinical study is ongoing, or a filing has been made with our specific intention to pursue approval in any of the U.S., EU, Japan or China.
Recent progress in regulatory approval
Our recent progress in regulatory approval is as follows:

Development Code <generic name>	Indications/additional formulations	Country/region(1)	Progress in stage(2)
MLN0002 <vedolizumab>	Crohn’s disease	Japan	Approved (May 2019)
TAK-633 <teduglutide>	Short bowel syndrome (pediatric indication)	U.S.	Approved (May 2019)
Lu AA21004 <vortioxetine>	Depression and depressed state	Japan	Approved (Sept 2019)
SGN-35 <brentuximab vedotin>	Peripheral T-cell Lymphoma	Japan	Approved (Dec 2019)
TAK-438 <vonoprazan>	Acid related diseases (reflux esophagitis)	China	Approved (Dec 2019)
MLN9708 <ixazomib>	Maintenance therapy in patients with newly diagnosed Multiple Myeloma following autologous stem cell transplant	Japan	Approved (March 2020)
<cabozantinib>	Curatively unresectable or metastatic Renal Cell Carcinoma	Japan	Approved (March 2020)
TAK-577	von Willebrand disease	Japan	Approved (March 2020)
MLN0002 <vedolizumab>	Crohn’s disease (IV)	China	Approved (March 2020)
MLN0002 <vedolizumab>	Ulcerative colitis (IV)	China	Approved (March 2020)

Development Code <generic name>	Indications/additional formulations	Country/region(1)	Progress in stage(2)
TAK-438 <vonoprazan>	Fixed-dose combination with low-dose aspirin	Japan	Approved (March 2020)
<brigatinib>	1L ALK-positive Non-Small Cell Lung Cancer	EU	Approved (April 2020)
MLN0002 <vedolizumab>	Subcutaneous formulation for ulcerative colitis and Crohn’s disease	EU	Approved (May 2020)
_____________
Notes:

(1)	Country/region in this column denote where a clinical study is ongoing, or a filing has been made with our specific intention to pursue approval in any of the U.S., EU, Japan or China.

(2)	The following programs are subsequently approved:
SGN-35 for previously untreated Systemic Anaplastic Large-Cell Lymphoma (EU, approved May 2020)
SGN-35 for Relapsed/refractory Hodgkin Lymphoma (China, approved May 2020)
SGN-35 for Relapsed/refractory Anaplastic Large Cell Lymphoma (China, approved May 2020)
Brigatinib for 1L ALK-positive Non-Small Cell Lung Cancer (U.S., approved May 2020)
Availability of Raw Materials
In the ordinary course of business, we purchase raw materials and supplies essential to our operations from suppliers around the world. While we develop and manufacture the active ingredients used in some of our products at our own facilities, we are dependent on third-party suppliers for a portion of the raw materials and compounds used in certain other products we produce. We believe that, in the event we are unable to source any products or ingredients from any of our major suppliers, we could replace those products or substitute ingredients from other suppliers, although we may not be able to do so without significant difficulty or significant increases in our cost of goods sold. While efforts are made to diversify our sources of components and materials, in certain instances we acquire components and materials from a sole supplier.
We are dependent on human donors for the supply of human plasma, which is a critical ingredient in our plasma-derived therapies. We own and operate plasma collection facilities, principally in the U.S., Austria, Hungary and Czech Republic, and we also maintain relationships with other plasma suppliers for external sourcing to ensure that we retain the flexibility to meet market demand for our plasma-based therapies. In the event that there is a material disruption to the supply of plasma, for which there is no substitute, this could interfere with production and ultimately supply of our plasma-derived therapies.
We closely monitor, continuously review and revise the supply sourcing strategy for our products to identify in a timely manner any risks in our supply chain, including risks arising from our dependency on outsourced manufacturing relationships with third party suppliers. Where necessary, inventory levels of either key materials or finished products are managed strategically to address potential risks relating to operational and quality issues, production capacity and single sourcing among others. For critical and strategic products, we have decided to make significant long-term capital investments to build internal manufacturing capacity and secure dual sources to reduce the dependency on outsourced manufacturing relationships with third-party suppliers.

Manufacturing
The manufacturing of our products is highly regulated by governmental health authorities around the world, including the FDA, EMA and PMDA. Furthermore, many of our products involve technically complex manufacturing processes or may require a supply of highly specialized raw materials.
We manufacture certain products of ours in our own facilities within our global manufacturing network. In addition, we source certain other products from third-party contract manufacturers. We have a network of over 130 contract manufacturers which support approximately 90% of our products in different capacities such as active pharmaceutical ingredients production and sourcing, bulk drug product, aseptic fill finish and final packaging. We manage the risks associated with reliance on single sources of production by carrying additional inventories.

Sales and Marketing
Our primary sales and marketing activities are organized around regional business units focused on the U.S., Japan, Europe and Canada, and Growth and Emerging Markets. These business units make focused investments that support the growth potential of our portfolios in each market.
The U.S. is the largest pharmaceutical market in the world, and is also Takeda’s largest region by revenue. The United States business unit (“USBU”) is focused on the successful uptake of recently approved products such as TAKHZYRO, as well as continuing to grow core promoted brands such as ENTYVIO, TRINTELLIX, VYVANSE, ADYNOVATE and Immunoglobulin products. These and other principal products are supported by significant investment in marketing and sales force promotion.

The Japan Pharma business unit (“JPBU”) is focused on retaining Takeda’s position as one of the leading pharmaceutical companies in our home market of Japan. Although we continue to promote our strong primary care portfolio with the Japanese government driving stricter control of drug prices and promoting the penetration of generics, our strategy is to shift focus more towards the uptake of our highly innovative and differentiated specialty medicines such as ENTYVIO, ADCETRIS, and NINLARO.
The Europe and Canada (“EUCAN”) business unit focuses on a specialized approach in the European and Canadian markets, where public insurance has set a higher bar for the reimbursement of medicines, requiring innovation and clear differentiation in order for products to be reimbursed. As Canada’s health insurance system is very similar to that of Europe, the Canadian market is managed by the EUCAN business unit.
The Growth and Emerging Markets business unit focuses on maximizing growth potential in areas across the Asia Pacific, Greater China, Latin America, Near East, Middle East and Africa and Russia/CIS. In particular, China is a key focus market for us in the medium-term, with the potential for over 15 new drug approvals in the region over the next five years.

Intellectual Property
An important part of our business strategy is to protect our products and technologies using patents and trademarks, to the extent available. We rely on trade secrets, proprietary know-how, technological innovations and contractual arrangements with third parties to maintain and enhance our competitive position. Our commercial success depends, in part, upon our ability to obtain and enforce strong patents, to maintain trade secret protection, to operate without infringing the proprietary rights of others and to comply with the terms of licenses granted to it. Due to the lengthy development periods for new drugs, the high costs of R&D and the small percentage of researched compounds that reach the market, the protection of intellectual property plays an important role in the return of investments for R&D of a new drug.
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
In the U.S., patents generally expire 20 years after the filing date of the application, subject to potential patent term adjustments for delays in patent issuance based upon certain delays in prosecution by the U.S. Patent and Trademark Office. A U.S. pharmaceutical patent that claims a product, method of treatment using a product or method of manufacturing a product may also be eligible for a patent term extension based on the time the FDA took to approve the product. This type of extension may only extend the patent term for a maximum of five years and may not extend the patent term beyond fourteen years from regulatory approval. Only one patent may be extended for any product based on FDA delay. In addition to patent exclusivities, the FDA may provide data or market exclusivity for a new chemical entity or an orphan drug, each of which run in parallel to any patent protection. Regulatory data protection or exclusivity prevents a potential generic competitor from relying on clinical trial data that were generated by the sponsor when establishing the safety and efficacy of its competing product for a period of five years for a new chemical entity, or seven years for an orphan drug. Market exclusivity prohibits any marketing of the same drug for the same indication.
In Japan, a patent can be issued for active pharmaceutical ingredients by the Japan Patent Office (“JPO”). Although methods of treatment, such as dosage and administration, are not patentable in Japan, pharmaceutical compositions for a specific dosage or administration method as well as processes to make a pharmaceutical composition are patentable. Patents in Japan generally expire 20 years after the filing date of the patent application. Patents for pharmaceuticals may be extended for up to five years, depending on the amount of time spent for the drug approval process. Japan also has a regulatory data protection system called a re-examination period of eight years for pharmaceuticals that contain new active pharmaceutical ingredients and four years to six years for new indications and formulations and a ten-year orphan drug exclusivity system.
In the EU, patent applications may be filed in the European Patent Office (“EPO”) or in a country in Europe. The EPO system permits a single application to be granted for the EU, plus certain other non-EU countries, such as Switzerland and Turkey. When the EPO grants a patent, it is then validated in the countries that the patent owner designates. While the term of a patent granted by the EPO or a European country office may be extended or adjusted, it is generally 20 years from the filing date of the patent application. Pharmaceutical patents covering an approved medicinal product can be granted a further period of exclusivity under the Supplementary Protection Certificate (“SPC”) system. SPCs are designed to compensate the owner of the patent for the time it took to receive marketing authorization by the European Medicines Agency or the National Health Authorities. An SPC may be granted to provide, in combination with the patent, up to 15 years of exclusivity from the date of the first European marketing authorization. However, an SPC cannot last longer than five years. The SPC duration can additionally be extended by a further Pediatric Extension of six months if the SPC relates to a medicinal product for children for which data has been submitted according to a Pediatric Investigation Plan (“PIP”). The post-grant phase of patents, including the SPC system, is currently administered on a country-by-country basis under national laws. Therefore, although regulations concerning patents and SPCs have been created at EPO and EU level, respectively, due to different national implementation they may not always lead to the same result, for example, if challenged at National Courts in the various EU countries. The EU also provides a system of regulatory data exclusivity for authorized human medicines, which runs in parallel to any patent protection. The system for drugs being approved today is usually referred to as 8+2+1 rule because it provides an initial period of eight years of data exclusivity, during which a competitor cannot rely on the relevant data, a further period of two years of market exclusivity, during which the data can be used to support applications for marketing authorization but the competitive product cannot be launched and a possible one-year extension of the market exclusivity period if, during the initial eight-year data exclusivity period, the sponsor registered a new therapeutic indication for the concerned drug. However, the additional one-year extension is only available if either no therapy exists for the new indication or if the concerned product provides for the new indication a “significant clinical benefit over existing therapies”. This system applies both to national and centralized authorizations. The EU also has an orphan drug exclusivity system for medicines similar to the U.S system. If a medicine is designated as an orphan drug, it benefits from ten years of market exclusivity, during which time a similar medicine for the same indication will not receive marketing authorization. Under certain circumstances, this exclusivity can be extended with a two-year Pediatric Extension for completion of a PIP.
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
As infringement of our intellectual property rights poses a risk of loss of expected earnings derived from those rights, we have internal processes in place to manage patents and other intellectual property. This program includes both remaining vigilant against patent infringement by others as well as exercising caution, starting at the R&D stage, to ensure that our products and activities do not violate intellectual property rights held by others.
In the regular course of business, our patents may be challenged by third parties. We are party to litigation or other proceedings relating to intellectual property rights. Details of material ongoing litigation are provided in Note 32 to our audited consolidated financial statements included in this annual report.
The following table describes our outstanding substance patents and the regulatory data protection (“RDP”) (U.S. and EU) or re-examination period (“RP”) (Japan) for the indicated product by territory and expiry date. The table includes RDP or RP information only if the protection provided by regulatory exclusivity exceeds the patent expiry. Patent term extensions (“PTE”), SPC, and pediatric exclusivity periods (“PEP”) are reflected in the expiry dates to the extent they have been granted by the issuing authority. For PTE’s, SPC’s, and PEP’s in which the application is in process but not yet granted, the extended expiry is separately provided.
Our biologic products may face or already face competition from companies who produce similar products for the same indications, and/or biosimilars, regardless of expiry dates below. Certain of the European patents are the subject of supplemental protection certificates that provide additional protection for the product in certain countries beyond the dates listed in the table.

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
GI:
ENTYVIO	Patent: - RP: July 2026(2)	Patent: September 2021 RDP: May 2026	Patent: August 2017 (Extended expiry of August 2022 in certain countries) RDP: May 2024
DEXILANT	Not commercialized	Patent: -	Patent: -
PANTOPRAZOLE	Patent: -	Patent: -	Patent: -
TAKECAB(3)	Patent: August 2031 RP: December 2022(2)	Patent: -(3)	Patent: -(3)
GATTEX/REVESTIVE	Patent: -	Patent: October 2020(5)	Patent: - RDP: September 2024
PENTASA(4)	Patent: -(4)	Patent: -	Patent: -(4)
LIALDA/MEZAVANT(3)	Patent: - (3) RP: September 2022(2)	Patent: -	Patent: -
AMITIZA(4)	Patent: -(4)	Patent: May 2021(6)	Not commercialized

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
RESOLOR/MOTEGRITY	Not commercialized	Patent: - RDP: December 2023	Patent: November 2020 RDP: October 2020
Rare Metabolic:
ELAPRASE	Patent: -	Patent: -	Patent: -
REPLAGAL	Patent: -	Not commercialized	Patent: -
VPRIV	Patent: - RP: July 2024(2)	Patent: -	Patent: - RDP: August 2022
NATPARA	Patent: -	Patent: - RDP: January 2027	Patent: - RDP: April 2029
Rare Hematology:
ADVATE	Patent: -	Patent: -	Patent: -
ADYNOVATE	Patent: January 2026 RP: March 2024(2)	Patent: February 2026 RDP: November 2027	Patent: January 2028 if granted RDP: January 2028
FEIBA(7)	Patent: -	Patent: -	Patent: -
HEMOFIL M(7)	Not commercialized	Patent: -	Not commercialized
IMMUNATE(7)	Patent: -	Not commercialized	Patent: -
IMMUNINE(7)	Not commercialized	Not commercialized	Patent: -
BEBULIN(7)	Not commercialized	Patent: -	Not commercialized
PROTHROMPLEX(7)	Not commercialized	Not commercialized	Patent: -
FACTOR VII(7)	Not commercialized	Not commercialized	Patent: -
VONVENDI	Not commercialized	Patent: December 2030 RDP: December 2027	Patent: - RDP: August 2028
OBIZUR	Not commercialized	Patent: October 2020 RDP: October 2026	Patent: February 2026 RDP: November 2025
RIXUBIS	Patent: - RP: December 2022(2)	Patent: - RDP: January 2020	Patent: -
AGRYLIN/XAGRID	Patent: - RP: September 2024(2)	Patent: -	Patent: -
RECONBINATE	Not commercialized	Patent: -	Not commercialized
Hereditary Angioedema:
FIRAZYR	Patent: - RP: September 2028(2)	Patent: July 2019	Patent: - RDP: July 2020
TAKHZYRO	Patent: January 2031 Extended expiry of November 2034 if PTE granted	Patent: December 2031, February 2032, March 2032 Extended expiry of August 2032 if PTE granted	Patent: January 2031 (Extended expiry of November 2033 in some countries)
KALBITOR	Not commercialized	Patent: December 2023	Not commercialized
CINRYZE(7)	Patent: -	Patent: - RDP: October 2020	Patent: -
PDT Immunology:
GAMMAGARD LIQUID(7)	Not commercialized	Patent: -	Patent: -
HYQVIA(7)	Not commercialized	Patent: - RDP: September 2026	Patent: - RDP: May 2024
CUVITRU(7)	Not commercialized	Patent: - RDP: September 2028	Patent: - RDP: July 2027
FLEXBUMIN(7)	Not commercialized	Patent: -	Patent: -
ALBUMIN IN GLASS(7)	Not commercialized	Patent: -	Patent: -

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
GLASSIA(7)	Patent: -(4)	Patent: - RDP: July 2022	Patent: -(4)
ARALAST(7)	Not commercialized	Patent: -	Not commercialized
CEPROTIN(7)	Not commercialized	Patent: -	Patent: -
ANTITHROMBIN III(7)	Not commercialized	Not commercialized	Patent: -
KENKETU-GLOVENIN-I(7)	Patent: -	Not commercialized	Not commercialized
KENKETSU-NONTHRON(7)	Patent: -	Not commercialized	Not commercialized
KENKETU-ALUBMIN(7)	Patent: -	Not commercialized	Not commercialized
Oncology:
VELCADE(3)	Patent: -(3)	Patent: -	Patent: -(3)
LEUPLIN/ENANTONE	Patent: -	Patent: -	Patent: -
NINLARO	Patent: July 2031 RP: March 2027(2)	Patent: November 2029	Patent: November 2031
ADCETRIS(4)	Patent: April 2022, April 2026 RP: January 2024(2)	Patent: -(4)	Patent: October 2027
ICLUSIG(3)	Patent: -(3)	Patent: January 2027	Patent: -(3)
ALUNBRIG	Patent: May 2029 Extended expiry of September 2032 if PTE granted	Patent: July 2030 Extended expiry of April 2031 if PTE granted	Patent: May 2029 Extended expiry of November 2033 if SPC granted
VECTIBIX(4)	Patent: August 2022	Patent: -(4)	Patent: -(4)
Neuroscience:
VYVANSE	Patent: June 2029 RP: March 2027(2)	Patent: February 2023	Patent: June 2024 (Extended expiry of February 2028 or March 2029 in certain countries)
TRINTELLIX (4)	Patent: October 2022 Extended expiry of October 2027 if PTE granted RP: September 2027(2)	Patent: June 2026 Extended expiry of December 2026 if PTE granted	Patent: -(4)
ADDERALL XR	Not commercialized	Patent: -	Not commercialized
ROZEREM	Patent: March 2022	Patent: -	Not commercialized
REMINYL	Patent: -	Patent: -	Patent: -
INTUNIV	Patent: - RP: March 2025(2)	Patent: -	Patent: - RDP: September 2025
COPAXONE(4)	Patent: - RP: September 2025(2)	Patent: -(4)	Patent: -(4)
AZILECT(4)	Patent: - RP: March 2026(2)	Patent: -(4)	Patent: -(4)
MYDAYIS	Not commercialized	Patent: - RDP: June 2020	Not commercialized
BUCCOLAM	Not commercialized	Patent: -	Patent: - RDP: September 2021
EQUASYM	Not commercialized	Patent: -	Patent: -
CABATROL	Not commercialized	Patent: - RDP: October 2021	Not commercialized
Other:
AZILVA	Patent: - RP: October 2021(2)	Not commercialized	Not commercialized
NESINA	Patent: April 2028	Patent: June 2028	Patent: September 2028

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
ULORIC(4)	Patent: -(4)	Patent: -	Patent: -(4)
COLCRYS	Not commercialized	Patent: -	Not commercialized
ENBREL(4)	Patent: -	Patent: - (4)	Patent: - (4)
LOTRIGA(4)	Patent: - RP: September 2020(2)	Patent: - (4)	Patent: - (4)
_____________
Notes:

(1)	A “-” within the table indicates the substance patent is expired or not applicable.

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

(4)
This product is not sold by Takeda in all regions because of in-licensing agreements from third parties exclusive to certain regions. See “Business Overview” principal products descriptions and “Licensing and Collaboration” for further information on the licensing agreements.

(5)	Generic may be introduced after March 2023 based on a settlement with an ANDA filer.

(6)	Generic may be introduced after January 2021 (or earlier under certain circumstances) based on a settlement with an ANDA filer.

(7)	Relates to plasma-derived therapies products.

Licensing and Collaboration
In the ordinary course of business, we enter into arrangements for licensing and collaboration for the development and commercialization of products with third parties. Our business does not materially depend on any one of these arrangements. Instead they form a portion of our strategy and give us the ability to leverage a mix of internal and external resources to develop and commercialize new products. Certain of the agreements which have led to successful commercialization to date are summarized below:

•
ADCETRIS: We entered into a Collaboration Agreement with Seattle Genetics in 2009 for the global co-development of ADCETRIS and its commercialization around the world (other than the U.S. and Canada, where ADCETRIS is commercialized by Seattle Genetics). We may be required to pay milestone payments related to regulatory and commercial progress by us under the collaboration. We also pay tiered royalties with percentages ranging from the mid-teens and to the mid-twenties based on net sales of ADCETRIS within our licensed territories. We and Seattle Genetics equally co-fund the cost of selected development activities conducted under the collaboration. Either party may terminate the collaboration for cause, or by mutual consent. We may terminate the collaboration at will, and Seattle Genetics may terminate the collaboration in certain circumstances. If neither party terminates the collaboration agreement, then the agreement automatically terminates on the expiration of all payment obligations. As of March 31, 2020, there are no further incremental potential commercial milestone payments remaining under the ADCETRIS collaboration.

•
TRINTELLIX: We entered into a License, Development, Supply and Commercialization Agreement with H. Lundbeck A/S in 2007 for the exclusive co-development and co-commercialization in the U.S. and Japan of several compounds in Lundbeck’s pipeline for the treatment of mood and anxiety disorders, under the agreement, we commercialize TRINTELLIX in the U.S and Japan. Under the agreement, we and Lundbeck have agreed to jointly develop the relevant compounds, with most of development funding from us. Revenues for TRINTELLIX are booked by us, and we pay Lundbeck a portion of our sales, as well as tiered royalties ranging from the low to mid-teens on the portion of sales retained by us. We have also agreed to pay Lundbeck certain development and commercialization milestone payments relating to regulatory and commercial progress under the collaboration. The term of the agreement is indefinite, but the agreement may be terminated by mutual decision of the parties or for cause. As of March 31, 2020, our incremental potential development and commercial milestone payments under the TRINTELLIX collaboration were 5 million USD.

•
AMITIZA: In October 2004, we entered into an agreement with Sucampo Pharmaceuticals (subsequently acquired by Mallinckrodt) to purchase, develop and commercialize AMITIZA for gastrointestinal indications in the U.S. and Canada. The initial term of the agreement is through December 31, 2020, after which the agreement continues automatically until terminated by us. We purchase AMITIZA from Mallinckrodt under the agreement at an agreed upon price and pay tiered royalties on sales in North America in the teens, resetting each year. Beginning on January 1, 2021, we will share equally with Mallinckrodt in the net annual sales revenue from branded AMITIZA sales. We have agreed to fund development costs, including regulatory-required studies, subject to agreed-upon caps, with excess costs being shared equally, with certain exceptions. We have a similar agreement with Mallinckrodt covering the rest of the world, except for Japan and the People’s Republic of China. We have agreed to additional commercial milestone payments contingent on the achievement of certain net sales revenue targets, and to provide a minimum annual commercial investment during the term of the agreement, which we may reduce when a generic equivalent enters the market. As of March 31, 2020, there are no further incremental potential commercial milestone payments remaining under the AMITIZA collaboration.

Our other R&D licensing and collaboration arrangements pipeline include, but are not limited to, the following:

Partner	Country	Description of collaboration
Oncology:
Adimab LLC	U.S.	Agreement for the discovery, development and commercialization of three monoclonal antibodies and three CD3 Bi-Specific antibodies for oncology indications.
Centre d’Immunologie de Marseille-Luminy	France	Collaboration agreement to bring together expertise and knowledge in innate biology with Takeda’s BacTrap capabilities to identify novel targets and pathways in myeloid cells.
ASKA Pharmaceutical Co.	Japan
Takeda granted exclusive commercialization rights for uterine fibroids and exclusive development and commercialization rights for endometriosis for Japan to maximize the product value of relugolix (TAK-385).

Crescendo Biologics Ltd.	U.K.	Collaboration and licensing agreement for the discovery, development and commercialization of Humabody®-based therapeutics for cancer indications.
CuraDev	U.K.	CuraDev has licensed its novel lead small molecule Stimulator of Interferon Genes (“STING”) agonist (referred to by Curadev as CRD5500) and associated patents to Takeda.
Exelixis, Inc.	U.S.
Exclusive licensing agreement to commercialize and develop novel cancer therapy cabozantinib and all potential future cabozantinib indications in Japan, including advanced renal cell carcinoma and hepatocellular carcinoma.

GammaDelta Therapeutics Ltd. (“GammaDelta Therapeutics”)	U.K.
Collaboration agreement to discover and develop new immunotherapies in oncology using GammaDelta Therapeutics’ novel T cell platform based on the unique properties of gamma delta T cells derived from human tissues.

HiFiBiO Inc.	U.S.
Collaboration agreement for functional therapeutics high-throughput antibody discovery platform that enables identification of antibodies for rare events for discovery of therapeutic antibodies for GI & Oncology therapeutic areas.

Heidelberg Pharma GmbH	Germany	Antibody-drug-conjugate (“ADC”) research collaboration on two targets and licensing agreement (α-amanitin payload and proprietary linker).
ImmunoGen, Inc. (“ImmunoGen”)	U.S.	Licensing agreement for exclusive rights to use ImmunoGen’s ADC technology to develop and commercialize targeted anticancer therapeutics (TAK-164).
Maverick Therapeutics Inc. (“Maverick”)	U.S.
Collaboration agreement for the development of Maverick’s T cell engagement platform created specifically to improve the utility of T cell redirection therapy for the treatment of cancer. Under the agreement, Takeda have the exclusive option to acquire Maverick after five years.

MD Anderson Cancer Center, University of Texas	U.S.
Exclusive license agreement and research agreement to develop cord blood-derived chimeric antigen receptor-directed natural killer CAR NK-cell therapies, ‘armored’ with IL-15, for the treatment of B-cell malignancies and other cancers.

Memorial Sloan Kettering Cancer Center	U.S.	Alliance to discover and develop novel chimeric antigen receptor T (“CAR-T”) cell products for the potential treatment of hematological malignancies and solid tumors.
Molecular Templates, Inc. (“MTEM”)	U.S.
Initial collaboration agreement applied MTEM’s engineered toxin bodies (“ETBs”) technology platform to potential therapeutic targets.
The second collaboration agreement is for the joint development of CD38-targeted ETBs (TAK-169) for the treatment of patients with diseases such as multiple myeloma.

Myovant Sciences Ltd. (“Myovant”)	Switzerland	Takeda granted Myovant an exclusive, worldwide license (excluding Japan and certain other Asian countries) to relugolix (TAK-385) and an exclusive, worldwide license to MVT-602 (TAK-448).
National Cancer Center of Japan	Japan
Partnership agreement to develop basic research to clinical development by promoting exchanges among researchers, physicians, and others engaged in anti-cancer drug discovery and cancer biology research.

Nektar Therapeutics (“Nektar”)	U.S.	Research collaboration agreement to explore combination cancer therapy with five Takeda oncology compounds and Nektar’s lead immuno-oncology candidate, the CD122-biased agonist NKTR-214.
Noile-Immune Biotech Inc. (“Noile-Immune”)	Japan
Collaboration agreement for the development of next generation CAR-T cell therapy, developed by Professor Koji Tamada at Yamaguchi University. Takeda has exclusive options to obtain licensing rights for the development and commercialization of Noile-Immune Biotech’s pipeline and products resulting from this partnership. Due to the success of the collaboration, Takeda licensed NIB-102 and NIB-103.

Seattle Genetics, Inc. (“Seattle Genetics”)	U.S.	Agreement for the joint development of ADCETRIS, an ADC technology which targets CD30 for the treatment of HL. Approved in 67 countries with ongoing clinical trials for additional indications.
Shattuck Labs Inc. (“Shattuck”)	U.S.
Collaboration agreement to explore and develop checkpoint fusion proteins utilizing Shattuck’s unique Agonist Redirected Checkpoint (“ARC”)™ platform which enables combination immunotherapy with a single product. Takeda will have the option to take an exclusive license to further develop and commercialize TAK-252/SL-279252.

GlaxoSmithKline plc (“GSK”)	U.K.
Exclusive licensing agreement to develop and commercialize novel cancer therapy niraparib for the treatment of all tumor types in Japan, and all tumor types excluding prostate cancer in South Korea, Taiwan, Russia and Australia.

Partner	Country	Description of collaboration
Teva Pharmaceutical Industries Ltd. (“Teva”)	Israel	Agreement for worldwide License to TEV-48573 (TAK-573) (CD38-Attenukine) and multi-target discovery collaboration accessing Teva’s attenukine platform.
Turnstone Biologics	U.S.
Collaboration with Turnstone Biologics to develop multiple products from Turnstone’s proprietary vaccinia virus platform targeting a broad range of cancer indications. The parties will advance Turnstone’s lead program, RIVAL-01 (Development code: TAK-605), through a worldwide co-development and co-commercialization partnership and will also conduct collaborative discovery efforts to identify additional novel product candidates based on the vaccinia virus platform for future independent development.

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
Agreement for the in-license of enabling technology for the exogenous replacement of iduronate-2-sulfatase with Idursulfase-IT in patients via direct delivery to the CNS for the long-term treatment of Hunter Syndrome in patients with cognitive impairment in order to slow progression of cognitive impairment (TAK-609).

Evox Therapeutics	U.K.
Collaboration for developing novel protein replacement and mRNA therapies and targeted delivery using Evox’s proprietary exosome technology. Partnership for up to five rare disease targets with Takeda assuming responsibility for its clinical development.

GSK	U.K.	In-license agreement between GSK and University of Michigan for TAK-620 (maribavir) in the treatment of human cytomegalovirus.
Harrington Discovery Institute at University Hospitals in Cleveland, Ohio	U.S.	Collaboration agreement for the advancement of medicines for rare diseases.
IPSEN	France
Purchase agreement for the development of Obizur for the treatment of Acquired Hemophilia A including for patients with Congenital Hemophilia A with inhibitors indication in elective or emergency surgery.

KM Biologics Co., Ltd.	Japan	Agreement for the development collaboration of TAK-755 to overcome the ADAMTS13 deficiency, induce clinical remission thus reducing cTTP related morbidity and mortality.
NanoMedSyn	France	Pre-clinical research collaboration agreement to evaluate a potential enzyme replacement therapy using NanoMedSyn’s proprietary synthetic derivatives named AMFA.
Novimmune SA	Switzerland	Agreement for the exclusive worldwide rights to develop and commercialize an innovative, bi-specific antibody in pre-clinical development for the treatment of hemophilia A.
Rani Therapeutics	U.S.	Research collaboration agreement to evaluate a micro tablet pill technology for oral delivery of FVIII therapy in hemophilia
Ultragenyx Pharmaceutical Inc.	U.S.	Collaboration agreement to develop and commercialize therapies for rare genetic diseases.
Xenetic Biosciences, Inc.	U.S.	Exclusive R&D license agreement for PolyXen delivery technology for hemophilia factors VII, VIII, IX, X.
Neuroscience:
AstraZeneca plc (“AstraZeneca”)	U.K.	Agreement for the joint development and commercialization of MEDI1341, an alpha-synuclein antibody currently in development as a potential treatment for Parkinson’s disease.
Denali Therapeutics Inc. (“Denali”)	U.S.
Strategic option and collaboration agreement to develop and commercialize up to three specified therapeutic product candidates for neurodegenerative diseases, incorporating Denali’s ATV platform for increased exposure of biotherapeutic products in the brain.

Lundbeck	Denmark	Collaboration agreement to develop and commercialize vortioxetine.
Mindstrong Health	U.S.	Agreement to explore development of digital biomarkers for selected mental health conditions, in particular schizophrenia and treatment-resistant depression.
Neurocrine Biosciences, Inc. (“Neurocrine”)	U.S.
Strategic collaboration to develop and commercialize compounds in Takeda’s early-to-mid-stage psychiatry pipeline. Takeda granted an exclusive license to Neurocrine for seven pipeline programs, including three clinical stage assets for schizophrenia, treatment-resistant depression and anhedonia.

Ovid Therapeutics Inc. (“Ovid”)	U.S.
Agreement for the development of TAK-935, an oral CH24H inhibitor for rare pediatric epilepsies. Takeda and Ovid Therapeutics will share in the development and commercialization costs of TAK-935 on a 50/50 basis and, if successful, share in the profits on a 50/50 basis.

Skyhawk Therapeutics	U.S.	Collaboration and licensing agreement to develop and commercialize RNA modulation therapies targeting neurodegenerative diseases.
StrideBio Inc.	U.S.	Collaboration and license agreement to develop in vivo AAV based therapies for Friedreich’s Ataxia (“FA”) and two additional undisclosed targets.

Partner	Country	Description of collaboration
Wave Life Sciences Ltd.	Singapore	Research, development and commercial collaboration and multi-program option agreement to develop antisense oligonucleotides for a range of neurological diseases.
GI:
Ambys Medicines (“Ambys”)	U.S.
Collaboration agreement for the application of novel modalities, including cell and gene therapy and gain-of-function drug therapy, to meet the urgent need for treatments that restore liver function and prevent the progression to liver failure across multiple liver diseases. Under the terms of the agreement, Takeda has an option to ex-U.S. commercialization rights for the first four products that reach an investigational new drug application.

Arcturus Therapeutics, Inc. (“Arcturus”)	U.S.
Collaboration agreement to develop RNA-based therapeutics for the treatment of non-alcoholic steatohepatitis and other gastrointestinal related disorders using Arcturus’ wholly-owned LUNAR™ lipid-meditated delivery systems and UNA Oligomer chemistry.

Beacon Discovery (“Beacon”)	U.S.
Collaboration agreement for the G-protein coupled receptor (“GPCR”) drug discovery and development program to identify drug candidates for a range of gastrointestinal disorders. The agreement grants Takeda worldwide rights to develop, manufacture and commercialize products resulting from the collaboration.

Cerevance Inc. (“Cerevance”)	U.S.
Multi-year research alliance to identify novel target proteins expressed in the central nervous system and to develop new therapies against them for certain GI disorders. Goal of the collaboration is to select, confirm and validate targets from gene expression data sets generated by Cerevance’s NETSseq technology.

Cour Pharmaceutical Development Company, Inc. (“Cour”)	U.S.	Takeda has acquired an exclusive global license to develop and commercialize the investigational medicine TIMP-GLIA (TAK-101), an immune modifying nanoparticle containing gliadin proteins.
Enterome Bioscience SA	France
Collaboration agreement to research and develop microbiome targets thought to play crucial roles in gastrointestinal disorders, including inflammatory bowel diseases (e.g. ulcerative colitis). The agreement includes a global license and co-development of EB8018/TAK-018 in Crohn’s disease.

Finch Therapeutics Group, Inc. (“Finch”)	U.S.
Global agreement to develop FIN-524, a live biotherapeutic product composed of cultured bacterial strains linked to favorable clinical outcomes in studies of microbiota transplantations in inflammatory bowel disease. Under the terms of the agreement, Takeda obtains the exclusive worldwide rights to develop and commercialize FIN-524 and rights to follow-on products in inflammatory bowel diseases.

Hemoshear Therapeutics, LLC (“Hemoshear”)	U.S.	Collaboration agreement for novel target and therapeutic development for liver diseases, including nonalcoholic steatohepatitis using Hemoshear’s proprietary REVEAL-TxTM drug discovery platform.
Janssen Pharmaceuticals, Inc.	Belgium	Exclusive license agreement to develop and market prucalopride as a treatment for chronic constipation in the U.S. Motegrity, approved in December 2018.
NuBiyota LLC (“NuBiyota”)	Canada	Agreement for the development of Microbial Ecosystem Therapeutic products for gastroenterology indications.
Phathom Phamaceuticals	U.S.
Takeda has granted a license to Phathom Pharmaceuticals for the development and exclusive commercialization rights to vonoprazan for acid-related gastrointestinal disorders in the U.S., Europe and Canada in exchange for upfront cash and equity, as well as future cash milestones and royalties on net sales.

Samsung Bioepis Co, Ltd	South Korea
Strategic collaboration agreement to jointly fund and co-develop multiple novel biologic therapies in unmet disease areas. The program’s first therapeutic candidate is TAK-671, which is intended to treat severe acute pancreatitis.

Silence Therapeutics plc (“Silence Therapeutics”)	U.K.
Technology Evaluation Agreement with Silence Therapeutics to access their GalNAc-siRNA technology platform. The objective of the evaluation is to identify a GalNAc-conjugated siRNA that inhibits expression of a proprietary Takeda target.

Theravance Biopharma Inc	U.S.	Global license, development and commercialization agreement for TAK-954, a selective 5-HT4 receptor agonist for motility disorders.
UCSD/Fortis Advisors LLC	U.S.	Technology license for the development of oral budesonide formulation (TAK-721) for treatment of eosinophilic esophagitis.
PDT:
Halozyme Therapeutics, Inc. (“Halozyme”)	U.S.
Agreement for the in-license of Halozyme’s proprietary ENHANZE™ platform technology to increase dispersion and absorption of HyQvia. Ongoing development work for a U.S. pediatric indication to treat primary immunodeficiencies and a Phase 3 indication in Chronic Inflammatory Demyelinating Polyradiculoneuropathy.

Kamada Ltd.	Israel
In-license agreement to develop and commercialize IV Alpha-1 proteinase inhibitor (“Glassia”); Exclusive supply and distribution of Glassia in the U.S., Canada, Australia and New Zealand; Development of protocol for post market commitment trial ongoing.

ProThera	U.S.	Global licensing agreement to develop a novel plasma-derived Inter-alpha Inhibitor Proteins (IAIP) therapy for the treatment of acute inflammatory conditions.
Vaccines:

Partner	Country	Description of collaboration
Biological E. Limited	India	Takeda agreed to transfer existing measles and acellular pertussis vaccine bulk production technology to develop low-cost combination vaccines for India, China and low- and middle-income countries.
U.S. Government - The Biomedical Advanced Research and Development Authority (“BARDA”)	U.S.	Partnership to develop TAK-426, a Zika vaccine candidate, to support the Zika response in the U.S. and affected regions around the world.
Zydus Cadila	India	Partnership to develop TAK-507, a Chikungunya vaccine candidate, to tackle an emerging and neglected infectious disease in the world.
Other / Multiple Therapeutic Areas:
Bridge Medicines	U.S.
Partnership with Tri-Institutional Therapeutics Discovery Institute, Bay City Capital and Deerfield Management in the establishment of Bridge Medicines. Bridge Medicines will give financial, operational and managerial support to move projects seamlessly from a validating, proof-of-concept study to an in-human clinical trial.

Center for iPS Cell Research Application, Kyoto University	Japan
Collaboration agreement for clinical applications of iPS cells in Takeda strategic areas including applications in neurosciences, oncology and GI as well as discovery efforts in additional areas of compelling iPSC translational science.

Charles River Laboratories	U.S.
Collaboration on multiple integrated programs across Takeda’s core therapeutic areas using Charles River Laboratories’ end-to-end drug discovery and safety assessment platform to progress these programs towards candidate status.

Evotec GT	Germany	Research alliance to support Takeda’s growing number of research stage gene therapy discovery programs
HitGen Ltd. (“HitGen”)	China	Agreement that HitGen will apply its advanced technology platform, based on DNA-encoded library design, synthesis and screening, to discover novel leads which will be licensed exclusively to Takeda.
Portal Instruments, Inc. (“Portal”)	U.S.	Agreement for the development and commercialization of Portal’s jet injector drug delivery device for potential use with Takeda’s investigational or approved biologic medicines.
Schrödinger, LLC (“Schrödinger”)	U.S.
Agreement for the multi-target research collaboration combining Schrödinger’s in silico platform-driven drug discovery capabilities with Takeda’s deep therapeutic area knowledge and expertise in structural biology.

Seattle Collaboration	U.S.
Agreement for Seattle Partnership for Research on Innovative Therapies (“SPRInT”) to accelerate the translation of Fred Hutchinson Cancer Research Center’s and University of Washington’s cutting-edge discoveries into treatments for human disease (focusing on Oncology, GI and Neuroscience).

Stanford University	U.S.	Collaboration agreement with Stanford University to form the Stanford Alliance for Innovative Medicines to more effectively develop innovative treatments and therapies.
Tri-Institutional Therapeutics Discovery Institute (“Tri-I TDI”)	U.S.	Agreement for the collaboration of academic institutions and industry to more effectively develop innovative treatments and therapies.

Competition
 Competition in each market where we conduct business is based on, among other things, product safety, efficacy, convenience of dosing, reliability, availability and pricing. Our competitors include large international companies whose capabilities cover the entire product creation process from R&D to manufacturing and marketing and biopharmaceutical companies with a focus on specific therapeutic areas, as well as smaller companies that focus on selling generic versions of products of biosimilar for which patent protection and regulatory data protection have lapsed.
We also face competition from generic drugs and biosimilars that enter the market when our patent protection or regulatory exclusivity expires. See “—Intellectual Property” for additional description of our patents. Additionally, we may face competition from the introduction of our own new products that treat similar diseases as our older products.
The competition we face often differs by product and geographic market, and competitors may emerge and fall away over time due to advances in innovation, merger activity and other business and market changes.

The following table shows the principal sources of competition for our main products:

Our product	Principal competing product	Primary manufacturer or distributor
GI:
DEXILANT, PANTOPRAZOLE (Protonix)	generic lansoprazole, esomeprazole	—
ENTYVIO	Remicade Humira Simponi Stelara Cimzia generic infliximab	Janssen Biotech Abbvie Janssen Biotech Janssen Biotech UCB —
TAKECAB	Nexium generic lansoprazole, omeprazole	AstraZeneca —
GATTEX/REVESTIVE	Zorbtive	EMD/Serono
	Nutrestore	Emmaus LifeSciences
ALOFISEL	Autologous tissue, chronic seton usage Remicade	Johnson & Johnson’s
Rare Diseases:
ADVATE and ADYNOVATE	Xyntha/Refacto AF	Pfizer and Sobi
	Kogenate	Bayer
	Helixate	CSL
	Kovaltry	Bayer
	Iblias	CSL
	Eloctate/Elocta	Sanofi and Sobi
	Novoeight	Novo Nordisk
	Nuwiq	Octapharma
	Afstyla	CSL
	Hemlibra	Roche
TAKHZYRO	Haegarda Berinert	CSL CSL
REPLAGAL	Fabrazyme Galafold Fabagal	Genzyme Amicus Isu Abaxis
VPRIV	Cerezyme Elelyso/uplyso Zavesca Cerdelga Cerezyme	Genzyme Pfizer/Protalix Actelion Genzyme Isu Abxis
PDT
GAMMAGARD LIQUID/KIOVIG, GAMMAGARD S/D	Privigen	CSL
	Carimune	CSL
	Gamunex-C	Grifols
	Flebogamma	Grifols
	Bivigam	Biotest
	Gammaked	Kendrion
	Gammaplex	BPL
	Octagam	Octapharma
	Panzya	Octapharma
GAMMAGARD LIQUID, HYQVIA, CUVITRU	Hizentra	CSL
	Gamunex-C	Grifols
	Gammanorm	Octapharma
FLEXBUMIN and Human Albumin	Alburex/Alburx	CSL
	Albumnar	CSL

Our product	Principal competing product	Primary manufacturer or distributor
	Plasbumin	Grifols
	Albutein	Grifols
	Albunorm	Octapharma
	Kedbumin	Kendrion
Oncology:
ADCETRIS	chemotherapy regimens	—
ALUNBRIG	Xalkori Zykadia Alecensa	Pfizer Novartis Roche
ICLUSIG	Gleevec Tasigna Sprycel Bosulif	Novartis Novartis Bristol-Myers Squibb Pfizer
LEUPRORELIN (LEUPLIN)	Zoladex generic leuprorelin	AstraZeneca —
NINLARO, VELCADE	Revlimid Pomalyst/Imnovid Kyprolis Darzalex Empliciti	Celgene Celgene Amgen Janssen Biotech Bristol-Myers Squibb
Neuroscience:
TRINTELLIX	Viibryd Fetzima generic duloxetine, escitalopram	Allergan Allergan —
VYVANSE	generic mixed salts of a single-entity amphetamine product	—
	generic mixed salts of a single-entity amphetamine product, extended release	—
	generic methylphenidate, extended release	—
Other:
AZILVA	generic candesartan, olmesartan	—
NESINA	Januvia generic pioglitazone	Merck Co., Inc. —

Regulation
The pharmaceutical industry is subject to extensive global regulation by regional, national, state and local agencies. The regulatory agencies govern the testing, approval, production, labeling, distribution, post-market surveillance, advertising, dissemination of information and promotion of our products. The following is a description of the major regulations affecting our products in the U.S., Japan and the EU, our largest markets.
The introduction of new pharmaceutical products generally entails a lengthy approval process. Products must be authorized or registered prior to marketing, and such authorization or registration must subsequently be maintained. In recent years, the registration process has required increased testing and documentation for the approval of new drugs, with a corresponding increase in the expense of introducing a new product to market. To register a pharmaceutical product, a registration dossier containing evidence establishing the safety, efficacy and quality of the product must be submitted to regulatory authorities. Generally, a therapeutic product must be registered in each country in which it will be sold. It is possible that a drug can be registered and marketed in one country while the registration authority in another country may, prior to registration, request additional information from the pharmaceutical company or even reject the product. It is also possible that a drug may be approved for different indications in different countries. The registration process generally takes between six months and several years, depending on the country, the quality of the data submitted, the efficiency of the registration authority’s procedures and the nature of the product. Many countries provide for accelerated processing of registration applications for innovative products of therapeutic interest. In recent years, efforts have been made among the U.S., Japan and the EU to harmonize registration requirements to achieve shorter development and registration times for medical products.
United States
In the U.S., applications for drug registration are submitted to and reviewed by the FDA, which regulates the testing, manufacturing, labeling and approval for marketing of pharmaceutical products intended for commercialization. The FDA continues to monitor the safety of pharmaceutical products after they have been approved for sale in the U.S. market. When a pharmaceutical company has gathered data to demonstrate a drug’s safety, efficacy and quality, it may file for the drug an NDA or Biologics License Application (“BLA”), along with information regarding the clinical experiences of patients tested in the drug’s clinical trials. A supplemental new drug application (“sNDA”) or BLA amendment must be filed for new indications for a previously approved drug.
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
The Drug Price Competition and Patent Restoration Term Act of 1984, known as the Hatch-Waxman Act, established the application procedures for obtaining FDA approval for generic forms of brand-name drugs. Under these procedures, instead of conducting full-scale pre-clinical and clinical trials, the FDA can accept data establishing that the drug formulation, which is the subject of an abbreviated application, is bio-equivalent and has the same therapeutic effect as the previously approved drug, among other requirements. This act also provides market exclusivity provisions for brand-name drugs that can delay the submission and/or the approval of ANDAs, which are the applications for generic drug registrations. The Orphan Drug Act of 1983 grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers, generally, to a drug that treats a rare disease affecting fewer than 200,000 persons in the U.S. market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products.
While the Hatch-Waxman Amendments addresses the development and approval of generic drugs, the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”), enacted in the Affordable Care Act (the “ACA”) amended the Public Health Service Act (the “PHS Act”) to create an abbreviated licensure pathway for biological products that are demonstrated to be “biosimilar” to, or “interchangeable”, with an FDA-licensed reference product. BPCIA allows for approval of a biosimilar if it is “highly similar” and has no clinically meaningful differences from its approved and existing biological product. Furthermore, as codified in the 2016 Physician Fee Schedule Final Rule, effective January 1, 2016, the physician reimbursement amount for a biosimilar is based on the average sales price (the “ASP”) of all National Drug Codes (the “NDCs”) assigned to the biosimilars included within the same billing and payment code. In general, this meant that CMS grouped biosimilar products that were licensed with a common reference product with the same payment limit and HCPCS code. However, effective January 1, 2018 under the 2018 Physician Fee Schedule Final Rule, newly approved biosimilar biological products with a common reference product were no longer grouped into the same billing code. Instead, biosimilars are separately coded and paid for under Medicare Part B.
Japan
Manufacturers and sellers of drugs, quasi-drugs, cosmetics, medical devices and regenerative medical products (collectively the “Designated Products”) in Japan are subject to the supervision of the MHLW primarily under the Act on Securing Quality, Efficacy and Safety of Pharmaceuticals, Medical Devices, Regenerative and Cellular Therapy Products, Gene Therapy Products, and Cosmetics of Japan (the “Pharmaceutical Act”).
Under the Pharmaceutical Act, a person is required to obtain from the Minister the relevant licenses in order to conduct the business of manufacturing, marketing or selling Designated Products.
Applications for the approval of new products are made through the PMDA. The data of results of clinical trials and other pertinent data must be attached to an application for approval. If the drugs, medical devices or regenerative medical products under application are of types designated by ministerial ordinance of the MHLW, the attached data mentioned above must be obtained in compliance with the standards established by the Minister, such as the Good Laboratory Practice (the “GLP”) and the Good Clinical Practice (the “GCP”). Once an application for approval is submitted, a review team is formed, which consists of specialized officials of the PMDA, including chemistry/manufacturing, non-clinical, clinical, and biostatistics. Team evaluation results are passed to the PMDA’s external experts, who then report back to the PMDA. After a further team evaluation, a report is provided to the Minister; the Minister makes a final determination for approval and refers this to the Council on Drugs and Foods Sanitation, which then advises the MHLW on final approvability. Marketing and distribution approvals require a review to determine whether or not the product in the application is suitable as a drug to be manufactured and distributed by a person who has obtained a manufacturing and distribution business license for the type of drug concerned, and to confirm that the product has been manufactured in a plant compliant with the GMP.
Once the MHLW has approved the application, the company can make the new drug available for physicians to prescribe. After that, the MHLW lists its NHI price within 60 days (or 90 days at the latest) from the approval, and physicians can obtain reimbursement. For some medications, the MHLW requires additional post‑marketing studies (Phase IV) to further evaluate safety and/or to gather information concerning the quality, efficacy, and safety of the product under specified conditions, in addition to post marketing surveillance including Early Post-marketing Phase Vigilance (“EPPV”) based on risk management plan (“RMP”) for all new medications. The MHLW also requires the drug’s sponsor to submit periodic safety update reports. Within three months from the specified re‑examination period, which is designated at the time of the approval of the application for the new product, the company must submit a re‑examination application to enable the drug’s quality, efficacy, and safety to be reassessed against approved labeling by the PMDA.

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
European Union
In the EU, there are three main procedures for application for authorization to market pharmaceutical products in the EU Member States: the Centralized Procedure, the Mutual Recognition Procedure (the “MRP”) and the Decentralized Procedure (the “DCP”). It is also possible to obtain a pure national authorization for products intended for commercialization in a single EU Member State only, or for additional indications for licensed products.
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

United States
In the U.S. our sales are subject to various voluntary and mandatory rebates, which vary depending on the type of coverage and can have a significant impact on our results. The most significant of these include rebates associated with commercial managed care, Medicaid, Medicare and other government programs.
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
Takeda must pay rebates on purchases of our products under the Medicaid Drug Rebate Program. This includes a mandatory minimum rebate and an inflation penalty if our prices have increased above inflation. These rebates guarantee that any patient in the Medicaid program can have access to Takeda’s products, although there could be significant utilization management imposed by the state. In addition to the mandatory rebates, Takeda may also choose to offer supplemental rebates to a state or Medicaid managed care organization to ensure Takeda’s drugs are on the preferred drug list (which is similar to a formulary for Medicaid programs). Takeda must also calculate and report to government agencies the amount of the rebate. The required calculations are complex, and a misrepresentation in the reported information may expose Takeda to penalties. We are required to report any revisions to prior calculations, which could affect the rebate liability for prior quarters.
Medicare
Medicare is a federally-run program that provides healthcare to persons age 65 and over, and certain persons under age 65 who have a long-term disability and meet certain eligibility requirements. Drugs are primarily covered under two different benefits for Medicare beneficiaries, Medicare Part B and Medicare Part D. Medicare Part B covers outpatient health and medical services, which includes some drugs under the medical benefit. These drugs tend to be the most biologically complex and are generally administered in a doctor’s office or hospital outpatient setting. Medicare Part D is a voluntary drug offering available to Medicare beneficiaries through private health insurance plans that contract with the government to deliver this benefit.
Part B covers drugs that are administered by infusion or injection in a doctor’s office or hospital outpatient setting, as well as certain drugs furnished by suppliers. Medicare pays physicians and outpatient hospitals for most separately payable Part B-covered drugs they furnish to beneficiaries at a rate of 106 percent of the manufacturer-reported ASP before sequestration. A product’s ASP reflects the average price realized by the manufacturer for sales to all purchasers net of rebates, discounts, and price concessions with certain exceptions. There are no rebates for drugs reimbursed under Part B. Takeda must also calculate and report specific prices to government agencies, including ASP used by the Medicare Part B program. The required calculations are complex, and a misrepresentation in the reported pricing may expose Takeda to penalties.
Part D covers most of other outpatient prescription drugs. Rather than Medicare setting prices administratively, Medicare pays Part D plan sponsors (health plans offering the benefit) that, through their pharmacy benefit managers (the “PBMs”), contract with pharmacies over payment rates for each prescription filled by an enrollee and negotiate with drug manufacturers for prices and post-sale rebates. Takeda may offer a rebate as part of the negotiation between plan sponsors and manufacturers to ensure that our products are on the formulary. In addition, the Part D program also has an additional mandatory rebate during part of the year, when beneficiaries are in the Medicare Part D coverage gap. Pharmaceutical manufacturers are required to provide a discount of 70% on brand drugs used during that portion of the benefit.
340B and Federal Agency Discounted Pricing
Takeda must offer discounted pricing for purchases by certain designated health care entities and federal agencies under certain federal programs, including the Public Health Service (the “PHS”) pharmaceutical pricing program (“340B”) and the Federal Supply Schedule (the “FSS”).
The 340B program was designed to assist safety net hospitals that serve a disproportionate share of indigent patients by requiring manufacturers, as a stipulation of participation in the Medicaid Drug Rebate Program, to provide deep discounts on covered outpatient drugs. The discounts adhere to a statutory formula, per product, that requires manufacturers to charge no more than a certain price. Entities that may apply to participate in the 340B program include qualifying hospitals, federal grantees, the Centers for Disease Control and Prevention, and the Indian Health Service.
The FSS is a list of contracts and prices for frequently used supplies and services available for purchase by federal agencies and other entities such as the U.S. territories and tribal governments. Although there are no statutory ceilings on prices, the government often uses a favored price as a starting point in negotiations to obtain below-market prices.

Health Care System Reform
For the past few years, there has been an increased focus and downward pressure on pricing which we expect to continue for a variety of circumstantial reasons. There are a number of legislative and regulatory proposals under consideration that would impact how drugs are reimbursed in the U.S., could restrict patient access, and have financial implications for manufacturers.
Japan
In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”), a price list published by the MHLW. The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been subject to revisions generally once every two years based on the actual prices at which the pharmaceutical products are purchased by medical institutions in Japan after discounts and rebates from the listed price. The average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program, and is addressing the efficient use of drugs, including the promotion of generic use with a target of 80% penetration by volume by September 2020 with respect to products for which market exclusivity has expired. As part of these initiatives, the NHI price list is expected to be revised annually from April 1, 2021, which could lead to more frequent downward price revisions. In addition, a cost-effectiveness analysis was officially introduced by the MHLW in April 2019. Products on the NHI price list nominated based on pre-defined criteria, such as the innovativeness and the financial impact, will be subject to review, and subject to price adjustments depending on the outcome of this review.
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
The EU is currently undergoing an analysis of the rewards extended for intellectual property of pharmaceutical products as well as the overall regulatory framework for the approval and commercialization of all medicinal products. This may lead to significant changes in the way drugs are approved and commercialized as well as the duration of exclusivity, in particular for orphan drugs. These changes are likely to affect the market within a 3-5-year timeframe.
Furthermore, certain European countries also utilize tendering to secure prescription drugs at controlled price level. Takeda often participates in tendering in these regions, which usually results in significant price discount.
Other
Many other countries around the world are also taking steps to control prescription drug prices. For example, in 2017, China - one of the most important markets in our Growth and Emerging Markets business - organized national price negotiations for certain products directly linked to national drug reimbursement, which will apply nationwide both in public and military hospitals. Drug prices in China may further decline due to a stated national policy of reducing healthcare costs, including continued strategic initiatives specifically designed to reduce drug prices. Canada has proposed amendments to its Patented Medicines Regulations that could reduce prices for specialty medicines, such as biologics and medicines for rare diseases. Furthermore, certain other countries also utilize tendering process to control prescription drugs, in which Takeda often participates.

C.	Organizational Structure
We are a holding company and administer our business through a number of subsidiaries worldwide. Information about Takeda’s organizational structure, including a list of our subsidiaries, their country of incorporation and residence and our proportion of ownership interest, is included in Note 29 to the audited consolidated financial statements included in this annual report.

D.	Property, Plant and Equipment
Our registered head office is located in Osaka, Japan and our global head office is located in Tokyo, Japan. We generally own our facilities or have entered into long-term lease arrangements for them.
As of March 31, 2020, the net book values of the buildings and structures, land, machinery and vehicles and tools, furniture and fixtures we owned were 808.8 billion JPY, 95.7 billion JPY, 314.1 billion JPY and 43.7 billion JPY, respectively. We own the majority of our facilities, none of which are subject to any material encumbrances.

The following table describes our major facilities as of March 31, 2020:

Group company	Name of facility (location)	Type of facility
Takeda Pharmaceutical Company Limited	Global Head Office (Chuo-ku, Tokyo)	Administrative and sales
Takeda Pharmaceutical Company Limited	Head Office (Chuo-ku, Osaka)	Administrative and sales
Takeda Pharmaceutical Company Limited	Hikari Plant (Hikari, Yamaguchi)	Manufacturing, Research and development
Takeda Pharmaceutical Company Limited	Shonan iPark (Fujisawa, Kanagawa)	Research
Baxalta U.S. Inc	Production facility (Covington, Georgia, U.S.)	Manufacturing, Warehouse, Administrative and sales
Shire Human Genetic Therapies, Inc	Head Office (Lexington, Massachusetts, U.S.)	Manufacturing, Warehouse, Administrative and sales
Baxter AG	Production facility and other (Orth an der Donau, Austria and Vienna, Austria)	Manufacturing, Distribution, Warehouse, Plasma centers and Administrative and sales
Takeda Ireland Limited	Production facility and other (Dublin, Ireland)	Manufacturing
Baxalta Manufacturing S.a.r.l.	Head Office (Neuchatel, Switzerland)	Manufacturing, Administrative and sales
Baxalta Belgium Manufacturing SA	Production facility (Lessines, Belgium)	Manufacturing
BioLife Plasma Services LP	Production facility and other (Bannockburn, IL , U.S.)	Manufacturing

In June 2012, Baxalta US, Inc. began construction of a new biologics facility in Covington, Georgia, U.S. The facility focuses on the manufacture of products related to immunoglobulin therapy and albumin, a protein commonly found in animal tissues and liquids. We expect this construction to be completed in December 2021 and our total investment in this construction to amount to 226.6 billion JPY. As of March 31, 2020, the total amount paid on this construction was 217.2 billion JPY.
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

Item 4A. Unresolved Staff Comments

Not applicable.
ltem 5. Operating and Financial Review and Prospects
You should read the following discussion of our operating and financial review and prospects together with our consolidated financial statements included in Item 18 in this annual report. Our consolidated financial statements are prepared in accordance with IFRS, as issued by the International Accounting Standard Boards (“IASB”). IFRS includes IAS and related interpretations of the committees (SIC and IFRIC).
The following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under Item 3. D “Risk Factors” and elsewhere in this annual report.

A.	Operating Results
Overview
We have grown both organically and through acquisitions, completing a series of major transactions that have resulted in growth in our areas of therapeutic, geographic and pipeline focus. In particular, our acquisition of Shire in January 2019 strengthened our presence in GI and neuroscience, while providing us with a leading position in rare disease and plasma-derived therapies. It also enhanced our R&D pipeline and created a highly complementary, robust, modality-diverse pipeline. Commercially, the Shire Acquisition significantly strengthened our presence in the U.S. As a result of the acquisition of Shire, we incurred significant indebtedness to finance the cash portion of the consideration. We plan to de-lever following the Shire Acquisition using cash flows from operating activities and we are initiating disposals of non-core assets to accelerate the pace of deleveraging and to refocus our business on our key business areas of GI, rare diseases, PDT, oncology, and neuroscience.

We organize our business as a single operating segment, reflecting the presentation of information to our management for the purposes of allocating resources, measuring performance and forecasting future periods. For the fiscal year ended March 31, 2020, our revenue and operating profit were 3,291.2 billion JPY and 100.4 billion JPY, respectively.
Factors Affecting Our Results of Operations
Our results are affected by the global industry trends and operating environment as described in Item 4 of this annual report and other factors described below.
Acquisitions
We may acquire new businesses to expand our R&D capabilities (including expanding into new methodologies) and to acquire new products (whether in the development pipeline or at the marketing stage) or other strategic regions. Similarly, we divest businesses and product lines to maintain our focus on our key growth drivers and to manage our portfolio.
We account for these acquisitions as business combinations and record the assets acquired and liabilities assumed at fair value. Our results are impacted due to the impacts of purchase accounting, which typically includes fair value step-ups of inventory and property, plant and equipment and recognized material intangible assets which result in costs related to unwind of the step up and amortization expense, respectively, in future periods. Our results are also impacted due to additional interest expenses when an acquisition is financed with incremental borrowings.
On January 8, 2019, we acquired Shire for an aggregate consideration of 6.21 trillion JPY, of which 3,029.4 billion JPY was paid in cash and the remainder mainly in shares of our common stock. We incurred 3,295.9 billion JPY of indebtedness in order to finance the cash portion of the consideration, and as a result of the Shire Acquisition assumed 1,603.2 billion JPY of indebtedness of Shire which is included in our consolidated statements of financial position. During the fiscal year ended March 31, 2019, we recorded goodwill of 3,087.4 billion JPY and intangible assets of 3,899.3 billion JPY as of the acquisition date of Shire as a result of the preliminary purchase price allocation. During the fiscal year ended March 31, 2020, such purchase price allocation was completed and fair value of assets acquired and liabilities assumed were retrospectively adjusted including retrospectively adjusted goodwill and intangible assets of 3,165.5 billion JPY and 3,769.1 billion JPY as of the acquisition date, respectively. See Note 31 to our audited consolidated financial statements for further details of completed purchase price allocation related to the Shire Acquisition.
The acquisition of Shire has significantly changed our business through, among other things, the significant expansion of our product portfolio and geographic presence. Our results are significantly impacted by the Shire Acquisition with an increase to our revenues, and associated costs, and the impact of the acquisition including incremental amortization expenses related to the acquired intangible assets, incremental cost of sales resulting from the unwinding of the inventory fair value step up, the interest expense associated with the borrowings used to fund the acquisition, and the costs incurred to integrate the business. We are actively engaged in integrating Shire and expect to be able to achieve significant, recurring pre-tax synergies at a run rate of approximately 2.3 billion USD annually by March 31, 2022, the end of the third fiscal year after the completion of the Shire Acquisition, originating from efficiencies in the combined Company’s sales, marketing and administrative functions, R&D rationalization efforts and product manufacturing and supply. We estimate that the realization of these recurring synergies will require non-recurring costs of approximately 3.0 billion USD cumulatively through the same date. We believe that the substantial cash flow generation will enable us to maintain our well-established dividend policy and continue deleveraging. We are also disposing certain non-core assets and businesses to accelerate deleveraging.
As a result of our acquisitions, and the impacts described above, our results year over year may not be comparable.
Divestitures
In addition to acquisitions, we divest businesses and product lines to maintain our focus on our key growth drivers and provide additional cash flow to accelerate the repayment of debts. The following are major divestitures completed or announced from the fiscal year ended March 31, 2018 to the fiscal year ended March 31, 2020.

•
In April 2017, we completed the sale of our shares in Wako Pure Chemical to FUIJIFILM Corporation for a sale price of 198.5 billion JPY, for which we recognized a gain of 106.3 billion JPY in the fiscal year ended March 31, 2018.

•	In July 2018, we sold and divested all our shares and assets in Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. to Novamed Fabricação de Produtos Farmacêuticos Ltd.

•
In August 2018, we sold and divested all our shares and assets in Guangdong Techpool Bio-Pharma Co., Ltd. to Shanghai Pharmaceutical Holding Co. Ltd for a sales price of 280 million USD or 30.7 billion JPY and a gain of 18.4 billion JPY was recognized in the fiscal year ended March 31, 2019.

•
In July 2019, we completed the sale of Xiidra (lifitegrast ophthalmic solution 5%) to Novartis AG for a sales price of 3,400 million USD or 375.5 billion JPY and up to additional 1,900 million USD or 206.2 billion JPY(1), in potential milestone receipts. The amount recognized in the consolidated statements of profit or loss as a result of the sale was immaterial.

•
In March 2020, we completed the sale of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries to Acino International AG, and select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States to STADA Arzneimittel AG for a sales price of both transactions totaling approximately 860 million USD or approximately 91.9 billion JPY and an impairment loss on classification as held for sale of totaling 12.9 billion JPY was recognized in the fiscal year ended March 31, 2020. The amount relating to a gain or loss on sales was immaterial.

•	In March 2020, we announced the sale of select non-core products in South and Central America to Hypera S.A for a total value of 825 million USD or approximately 89.5 billion JPY(1).

•
In April 2020, we announced the sale of selected non-core products in Europe, and two manufacturing sites located in Denmark and Poland to Orifarm Group for up to approximately 670 million USD or approximately 72.7 billion JPY(1) subject to customary legal and regulatory closing conditions.

•
In April 2020, we agreed to terminate the agreement to divest TachoSil (Fibrin Sealant Patch) to Ethicon, Inc. as a result of anti-trust concerns raised by the European Commission. We will continue to explore opportunities to divest TachoSil.

•
In June 2020, we announced that it has entered into an agreement to divest a portfolio of select non-core over-the-counter and prescription pharmaceutical products sold exclusively in Asia Pacific to Celltrion Inc., for a total value of up to 278 million USD or 30.2 billion JPY(1), subject to customary legal and regulatory closing conditions.

We will continue to divest businesses and assets that are not core to our operations and accelerate deleveraging.
____________
Note:

(1)	Calculated using the Japanese yen—U.S. dollar exchange rate as of March 31, 2020.
Patent Protection and Generic Competition
For pharmaceutical products, in particular, patent protection and/or regulatory exclusivity benefit our results of operations by restricting competition. Newly introduced products, particularly those which treat conditions for which alternative treatments may not be readily available, may significantly contribute to sales. However, even protected products must compete with products of other manufacturers based on efficacy, lack of adverse reactions and price. On the other hand, the loss or expiration of patent protection or regulatory exclusivity with respect to any of our principal products could have a material adverse effect on our results of operations, as generic products, which tend to be quickly adopted once introduced, may enter the market. Some of our principal products face, or are expected to face, considerable competition due to the expiration of patent or other intellectual property protection. For example, following the expiration of patent protection over bortezomib, the active ingredient in VELCADE, one of our largest selling products in the U.S., a competing bortezomib-containing product has been introduced. This has led to a decrease in sales of VELCADE, and further entry of competing products could result in substantial additional declines. In certain cases, generic competitors may successfully challenge the validity of patents, or the manufacturer may decide that the benefits of prematurely launching “at risk” the generic drug outweigh the costs of defending infringement litigation. In situations where the validity of patents or the value of the protection is challenged, we may record impairment losses with respect to the relevant intangible property.
Impact of the Availability of Raw Materials
Our results of operations may be impacted if we are not able to internally or externally source critical raw materials. For example, human plasma is a critical raw material in our PDT. Efforts to increase the collection of plasma may include the contracting and regulatory approval of additional plasma collection facilities and plasma fractionation facilitates.
Foreign Exchange Fluctuations
In the fiscal year ended March 31, 2020, 82.0% of our revenue was from outside of Japan. Changes in foreign exchange rates, particularly for the U.S. dollar and the euro, relative to the yen, which is our reporting currency, will impact our revenues and expenses. When the yen weakens against other currencies, our revenues attributable to such other currencies increase, having a positive impact on our results of operations, which may be offset by increased expenses denominated in such currencies. Conversely, when the yen strengthens against other currencies, our revenues attributable to such currencies decrease, having a negative impact on our results of operations, which may be offset by decreased expenses denominated in such currencies. To mitigate the risk exposed by foreign exchange fluctuations, we utilize certain hedging measures with respect to some of our significant foreign currency transactions, primarily forward exchange contracts, currency swaps and currency options for individually significant foreign currency transactions.
Periodic Trends
Our revenues, operating profit and net income were lower in the fourth quarter of each of the fiscal years ended March 31, 2018, 2019 and 2020, due mainly to fluctuations in sales in Japan. Japanese pharmaceutical product wholesalers generally control their inventory more tightly towards their fiscal year ends, typically March 31, which has historically decreased revenue in the fourth fiscal quarter. Japanese pharmaceutical product wholesalers also tend to increase purchases ahead of the New Year holidays, historically causing a concentration of sales in our third fiscal quarter, from October 1 to December 31.
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
Revenue Recognition
Takeda’s revenue is primarily related to the sale of pharmaceutical products and is generally recognized when control of the products is passed to the customer in an amount that reflects the consideration to which Takeda expect to be entitled in exchange for those products. Control is generally transferred at the point in time of shipment to or receipt of the products by customer, or when the services are performed. The amount of revenue to be recognized is based on the consideration Takeda expects to receive in exchange for its goods and services. If a contract contains more than one contractual promise to a customer (performance obligation), the consideration is allocated based on the standalone selling price of each performance obligation. The consideration Takeda receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur.
Takeda’s gross sales are subject to various deductions, which are primarily composed of rebates and discounts to retail customers, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgement when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales. Takeda monitors the obligation for these deductions on at least a quarterly basis and record adjustments when rebate trends, rebate programs and contract terms, legislative changes, or other significant events indicate that a change in the obligation is appropriate. Historically, adjustments to rebate accruals have not been material to net earnings. The U.S. market has the most complex arrangements related to revenue deductions.
The following summarizes the nature of the most significant adjustments to revenue:

•
U.S. Medicaid: The U.S. Medicaid Drug Rebate Program is administered by state governments using state and federal funds to provide assistance to certain qualifying individuals and families who cannot finance their own medical expenses. Calculating the rebates to be paid related to this program involves interpreting relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Provisions for Medicaid rebates are estimated based upon identifying the products subject to a rebate, historical experience, patient demand, product pricing and the mix of contracts and specific terms in the individual state agreements. The provisions for Medicaid rebates are recorded in the same period that the corresponding revenues are recognized; however, the Medicaid rebates are not fully paid until subsequent periods. There is often a time lag of several months between Takeda recording the revenue deductions and Takeda’s final accounting for Medicaid rebates. These expected product specific assumptions relate to estimating which of the Takeda’s revenue transactions will ultimately be subject to the U.S. Medicaid program.

•
U.S. Medicare: The U.S. Federal Medicare Program, which funds healthcare benefits to individuals age 65 or older and certain disabilities, provides prescription drug benefits under Part D section of the program. This benefit is provided and administrated through private prescription drug plans. Provisions for Medicare Part D rebates are calculated based on the terms of individual plan agreements, patient demand, product pricing and the mix of contracts. The provisions for Medicare Part D rebates are recorded in the same period that the corresponding revenues are recognized; however, the Medicare Part D rebates are not fully paid until subsequent periods. There is often a time lag of several months between Takeda recording the revenue deductions and Takeda’s final accounting for Medicare Part D rebates. These expected product specific assumptions relate to estimating which of the Takeda’s revenue transactions will ultimately be subject to the U.S. Medicare program.

•
Customer rebates: Customer rebates including commercial managed care in the U.S. are offered to purchasing organizations, health insurance companies, managed healthcare organizations, and other direct and indirect customers to sustain and increase market share, and to ensure patient access to Takeda’s products. Since rebates are contractually agreed upon, the related provisions are estimated based on the terms of the individual agreements, historical experience, and patient demand. The provisions for commercial managed care rebates in the U.S. are recorded in the same period that the corresponding revenues are recognized; however, commercial managed care rebates in the U.S. are not fully paid until subsequent periods. There is often a time lag of several months between Takeda recording the revenue deductions and Takeda’s final accounting for commercial managed care rebates in the U.S. These expected product specific assumptions relate to estimating which of the Takeda’s revenue transactions will ultimately be subject to the commercial managed care in the U.S.

•
Wholesaler chargebacks: Takeda has arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Provisions for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product demand. Takeda has a legally enforceable right to set off the trade receivables and chargebacks and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Thus the provision for chargebacks are recorded as a deduction from trade receivables on the consolidated statements of financial position.

•
Return reserves: When Takeda sells a product providing a customer the right to return it, we record a provision for estimated sales returns based on our sales return policy and historical return rates. We estimate the proportion of recorded revenue that will result in a return by considering relevant factors, including past product returns activity, the estimated level of inventory in the distribution channel and the shelf life of products.

Because the amounts are estimated, they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the type of purchasing organization, end consumer, and product sales mix.
Takeda generally receives payments from customers within 90 days after the point in time when goods are delivered to the customers. Takeda usually performs those transactions as a principal, but Takeda also sells products on behalf of others in which case revenue is recognized at an amount of sales commission that Takeda expects to be entitled as an agent.
Takeda also generates revenue in the form of royalty payments, upfront payments, and milestone payments from the out-licensing of intellectual property (“IP”). Royalty revenue earned through a license is recognized when the underlying sales have occurred. Revenue from upfront payment is generally recognized when Takeda provides a right to use IP. Revenue from milestone payments is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and a significant reversal in the amount of revenue recognized will not occur. Revenue from other services such as R&D of compounds that are out-licensed is recognized over the service period.
Takeda generally receives payments from customers within 60 days after entering into out-licensing contracts or confirmation by customers that conditions for the milestone payments are met. Takeda licenses its own intellectual property rights to customers and performed those transactions as a principal. Takeda also provides other services as a principal.
Impairment of Goodwill and Intangible Assets
We review long-lived intangible assets for impairment whenever events or changes in circumstance indicate that the asset’s balance sheet carrying amount may not be recoverable. Goodwill and other currently not amortized intangible assets are reviewed for impairment at least annually. As of March 31, 2020, we have 4,012.5 billion JPY of goodwill and 4,171.4 billion JPY of intangible assets which in aggregate represent 63.8% of our total assets.
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
Assets are generally considered impaired when their balance sheet carrying amount exceeds their estimated recoverable amount. The recoverable amount is estimated for each individual asset or at the larger cash generating unit level when cash is generated in combination with other assets. Goodwill is allocated to cash generating units, or groups of cash generating units based on expected synergies as determined and the recoverable amount is estimated at that level. Our cash generating units or group of cash generating units are identified based on the smallest identifiable group of assets that generate independent cash inflows. The estimation of recoverable value requires us to make a number of assumptions including:

•	amount and timing of projected future cash flows;

•	behavior of competitors (launch of competing products, marketing initiatives, etc.);

•	probability of obtaining regulatory approvals;

•	future tax rates;

•	terminal growth rate; and

•	discount rate.
Events that may result in the change in cash flows include IPR&D projects which are not successfully developed, fail during development, are abandoned or subject to significant delay or do not receive the relevant regulatory approvals and/or commercially marketed products whose value becomes impaired. If these events were to occur, we may not realize the future cash flows that we have estimated nor recover the value of the initial or subsequent R&D investments made subsequent to acquisition of the asset project.
Due to changes in these assumptions in subsequent periods, we have recognized impairments and reversal of impairments related to intangible assets during the periods presented. See Notes 11 and 12 to our audited consolidated financial statements.
Retirement and Other Post-Employment Benefit Plans
We sponsor pension and other post-employment benefit plans that cover a significant portion of our employees. We are required to make significant assumptions and estimates about future events in calculating the expense and the present value of the liability related to these plans. These include assumptions about the interest rates we apply to estimate future defined benefit obligations and net periodic pension expense, as well as rates of future pension increases. In addition, our actuarial consultants provide our management with historical statistical information such as withdrawal and mortality rates in connection with these estimates. Assumptions and estimates used by us may differ materially from the actual results we experience due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants among other factors. See Note 22 to our audited consolidated financial statements for sensitivity information related to the most significant assumptions. A significant change in the assumptions in future periods could have a material impact on our consolidated financial statements. As of March 31, 2020, we have net defined benefit liabilities of 156.6 billion JPY.

Business Combination – Fair value
Accounting for a business combination requires us to estimate the fair value of the assets acquired and liabilities assumed and the value of any contingent consideration. The estimate of fair value requires us to make several assumptions including estimated future cash flows, discount rates, development and approval milestones, expected market performance and for contingent consideration the likelihood of payment. New information about facts and circumstances existing at the acquisition date may be obtained within one year of the acquisition date that would give rise to measurement period adjustments. These adjustments may be made to the provisional fair values of assets and liabilities previously recognized or may result in the recognition of additional assets and liabilities, and they are applied on a retrospective basis with comparative prior periods revised in subsequent financial statements to include the effect of those adjustments. During the fiscal year ended March 31, 2020, the adjustments principally relate to certain intangible assets which consist of marketed products for which the future sales forecast is one of the assumptions used in estimating their respective fair values.
Contingent consideration is recorded at fair value at the end of each period. The changes in the fair value based on time value of money are recognized in Finance expenses while other changes are recognized in Other operating income or Other operating expenses on the consolidated statements of profit or loss. During the fiscal year ended March 31, 2020, financial liabilities associated with contingent consideration arrangements decreased by 8.1 billion JPY due to change in fair value.
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
These and other contingencies are, by their nature, uncertain and based upon complex judgments and probabilities. The factors we consider in developing our provision for litigation and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we record a provision for product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs based primarily on historical claims experience and data regarding product usage. We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial condition of the insurers, and the possibility of and length of time for collection. Any provision and the related estimated insurance recoverable have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated statements of financial position. As of March 31, 2020, we have a provision of 49.7 billion JPY for outstanding legal cases and other disputes.
Income Taxes
We prepare and file our tax returns based on an interpretation of tax laws and regulations, and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various tax authorities, which may result in additional tax, interest or penalty assessment by these authorities. Inherent uncertainties exist in estimates of many tax positions due to changes in tax law resulting from legislation, regulation, and/or as concluded through the various jurisdictions’ tax court systems. When we conclude that it is not probable that a tax authority will accept an uncertain tax position, we recognize the best estimate of the expenditure required to settle a tax uncertainty. The amount of unrecognized tax benefits is adjusted for changes in facts and circumstances. For example, adjustments could result from significant amendments to existing tax law, the issuance of regulations or interpretations by the tax authorities, new information obtained during a tax examination, or resolution of a tax examination. We believe our estimates for uncertain tax positions are appropriate and sufficient based on currently known facts and circumstances.
We also assess our deferred tax assets to determine the realizable amount at the end of each period. In assessing the recoverability of deferred tax assets, we consider the scheduled reversal of taxable temporary differences, projected future taxable profits, and tax planning strategies. Based on the level of historical taxable profits and projected future taxable profits during the periods in which the temporary differences become deductible, we determine the amount the tax benefits we believe are realizable. As of March 31, 2020, we had the unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized of 1,580.2 billion JPY, 333.3 billion JPY, and 9.3 billion JPY, respectively. A change in our estimates and assumptions in future periods could have a significant impact on our income tax provision.
Restructuring Costs
We incur restructuring costs associated with planned initiatives to reduce our costs and in connection with the integration of our acquisitions. Our most significant restructuring costs are severance payments and lease termination costs. We establish a provision for restructuring costs when the plan has been approved, the cost can be estimated, and the amount is probable of payment. The recognition of restructuring provision requires several estimates including timing of payments and the number of individuals that will ultimately remain with the company after receiving severance. As a result of these estimates, the actual restructuring costs could differ from our estimates.

We expect to incur additional restructuring costs in the future related to the integration efforts associated with our acquisitions and divestitures. As of March 31, 2020, we have a provision of 45.0 billion JPY for restructuring costs. See Note 23 to our audited consolidated financial statements for a further description of our restructuring provisions and the change between periods.
Results of Operations
The following table provides selected consolidated statements of profit or loss information for the years ended March 31, 2018, 2019 and 2020.

	For the fiscal year ended March 31,
	2018	2019(1)	2020
	(billions of yen)
Revenue	¥1,770.5	¥2,097.2	¥3,291.2
Cost of sales	(495.9)	(651.7)	(1,089.8)
Selling, general and administrative expenses	(628.1)	(717.6)	(964.7)
Research and development expenses	(325.4)	(368.3)	(492.4)
Amortization and impairment losses on intangible assets associated with products	(122.1)	(178.6)	(455.4)
Other operating income	169.4	159.9	60.2
Other operating expenses	(126.6)	(103.2)	(248.7)
Operating profit	241.8	237.7	100.4
Finance income	39.5	16.8	27.8
Finance expenses	(31.9)	(83.3)	(165.0)
Share of loss of investments accounted for using the equity method	(32.2)	(43.6)	(24.0)
Profit (loss) before tax	217.2	127.6	(60.8)
Income tax (expenses) benefit	(30.5)	7.5	105.0
Net profit for the year	¥186.7	¥135.1	¥44.3
_____________
Note:

(1)	With the completion of the Shire acquisition, Consolidated Statements for the fiscal year ended March 31, 2019, include Shires results for the period from January 8, 2019, to March 31, 2019.
During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, the consolidated statements of profit or loss for the year ended March 31, 2019 were retrospectively adjusted. See Note 31 to our audited consolidated financial statements for further details.

Fiscal Year Ended March 31, 2020 compared with the Fiscal Year Ended March 31, 2019
Revenue. Revenue for the fiscal year ended March 31, 2020 was 3,291.2 billion JPY, an increase of 1,194.0 billion JPY, or 56.9%, compared to the previous fiscal year. Revenue from the products obtained through the Shire Acquisition, which totaled 1,522.2 billion JPY, an increase of 1,213.0 billion JPY reflecting a full year of contribution to revenue, was the main driver of revenue growth.
The following shows revenue by geographic region:

	For the fiscal year ended March 31,
	2019		2020
	(billions of yen, except percentages)
Revenue:
Japan	¥571.0	27.2%	¥592.8	18.0%
United States	829.0	39.5	1,595.9	48.5
Europe and Canada	405.6	19.3	645.5	19.6
Russia/CIS	59.7	2.8	76.8	2.3
Latin America	88.1	4.2	143.5	4.4
Asia (excluding Japan)	105.4	5.0	165.4	5.0
Other(1)	38.3	1.8	71.3	2.2
Total	¥2,097.2	100.0%	¥3,291.2	100.0%

_____________
Note:

(1)	Other region includes Middle East, Oceania and Africa.

We rely on our key prescription drug products to generate a significant portion of our revenue. The following table provides revenue by therapeutic area and product.

	For the Year Ended March 31
	2019	2020	Change versus the previous year
	(billions of yen, except for percentages)
Gastroenterology:
ENTYVIO	¥269.2	¥347.2	¥78.0	29.0%
TAKECAB-F (1)	58.2	72.7	14.5	24.8
DEXILANT	69.2	62.8	(6.4)	(9.2)
GATTEX/REVESTIVE	12.8	61.8	49.1	384.7
PANTOPRAZOLE	61.6	49.5	(12.2)	(19.7)
ALOFISEL	0.0	0.4	0.3	728.9
Others	68.3	103.5	35.3	51.7
Total Gastroenterology	539.3	697.9	158.6	29.4
Rare Diseases:
Rare Metabolic:
ELAPRASE	15.1	67.9	52.8	350.3
REPLAGAL	11.4	51.3	39.8	348.1
VPRIV	8.7	38.0	29.3	337.5
NATPARA	7.1	13.6	6.5	92.2
Total Rare Metabolic	42.3	170.8	128.5	303.8
Rare Hematology:
ADVATE	32.1	157.9	125.8	391.8
ADYNOVATE	10.7	58.7	47.9	446.3
FEIBA	9.6	51.5	41.9	434.7
Others	14.2	66.2	52.0	365.2
Total Rare Hematology	66.7	334.2	267.5	401.1
Hereditary Angioedema:
TAKHZYRO	9.7	68.3	58.5	601.8
FIRAZYR	6.4	32.7	26.2	409.1
CINRYZE	3.1	24.3	21.2	684.4
KALBITOR	1.2	4.5	3.4	289.2
Total HAE (Hereditary Angioedema)	20.4	129.8	109.4	535.9
Total Rare Diseases	129.4	634.9	505.5	390.6
PDT Immunology:
IMMUNOGLOBULIN	73.5	298.7	225.2	306.6
ALBUMIN	12.3	67.2	54.9	446.5
Others	7.7	28.3	20.5	266.0
Total PDT Immunology	93.5	394.2	300.7	321.7
Oncology:
VELCADE	127.9	118.3	(9.5)	(7.5)
LEUPRORELIN	110.1	109.0	(1.0)	(0.9)
NINLARO	62.2	77.6	15.4	24.7
ADCETRIS	42.9	52.7	9.8	22.8
ICLUSIG	28.7	31.8	3.1	10.8

ALUNBRIG	5.2	7.2	2.0	39.2
Others	22.5	24.3	1.8	7.9
Total Oncology	399.4	421.0	21.5	5.4
Neuroscience:
VYVANSE	49.4	274.1	224.7	455.3
TRINTELLIX	57.6	70.7	13.1	22.8
ADDERALL XR	5.4	24.3	18.9	349.7
Others	42.4	69.5	27.1	64.0
Total Neuroscience	154.7	438.5	283.9	183.5
Other:
AZILVA-F (1)	70.8	76.7	6.0	8.5
NESINA-F (1)	54.8	58.0	3.2	5.8
LOTRIGA	30.9	31.8	0.9	2.9
Others	624.5	538.3	(86.2)	(13.8)
Total Other	780.9	704.8	(76.1)	(9.8)
Total	¥2,097.2	¥3,291.2	¥1,194.0	56.9%
____________
Note:
(1)    The figures include the amounts of fixed dose combinations and blister packs.
Year-on-year change in revenue for the fiscal year ended March 31, 2020 in each of our main therapeutic areas was primarily attributable to the following products:

•
GI. In GI, revenue was 697.9 billion JPY, a year-on-year increase of 158.6 billion JPY, or 29.4%. Growth was driven by ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), Takeda’s top-selling product, with sales of 347.2 billion JPY, a year-on-year increase of 78.0 billion JPY, or 29.0%. Market share growth in the U.S. and in Europe was driven by further penetration in the bio-naïve segment in UC and CD, combined with increased overall market share. In Japan, it obtained an additional indication for CD in the first quarter of the fiscal year ended March 31, 2020. Sales of TAKECAB (for acid-related diseases) were 72.7 billion JPY, an increase of 14.5 billion JPY, or 24.8% versus the previous fiscal year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. The contribution of sales of GATTEX/REVESTIVE (for short bowel syndrome), obtained through the acquisition of Shire, increased by 49.1 billion JPY to 61.8 billion JPY for this fiscal year, reflecting its first full year contribution to revenue.

•
Rare Diseases. Our Rare Disease products, obtained through the Shire Acquisition, increased by 505.5 billion JPY to 634.9 billion JPY for the fiscal year ended March 31, 2020, reflecting their first full year contribution to revenue. Sales of the biggest contributors in each therapeutic area were 157.9 billion JPY of ADVATE in Rare Hematology (for hemophilia A), 68.3 billion JPY of TAKHZYRO, a prophylaxis against Hereditary Angioedema, and 67.9 billion JPY of ELAPRASE in Rare Metabolic (for Hunter syndrome), with growth of 125.8 billion JPY, 58.5 billion JPY, and 52.8 billion JPY, respectively.

•
PDT Immunology. In PDT Immunology, revenue increased by 300.7 billion JPY compared to the previous fiscal year to 394.2 billion JPY, predominantly due to the addition of products obtained through the Shire Acquisition. The revenue includes product sales of a subsidiary, Nihon Pharmaceutical Co., Ltd., which has been engaging in PDT business in Japan since before the Shire Acquisition. Aggregate sales of immunoglobulin products were 298.7 billion JPY. The biggest contributor was GAMMAGARD LIQUID (mainly for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), a highly recognized intravenous immunoglobulin brand that is the standard of care treatment for PID and MMN in the U.S. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 67.2 billion JPY and other PDT immunology products added 28.3 billion JPY of aggregate sales.

•
Oncology. In Oncology, revenue was 421.0 billion JPY, a year-on-year increase of 21.5 billion JPY, or 5.4%. Sales of NINLARO (for multiple myeloma) were 77.6 billion JPY, an increase of 15.4 billion JPY, or 24.7%, versus the previous fiscal year, reflecting strong growth in global sales particularly in the U.S. and China. Additionally, sales of ADCETRIS (for malignant lymphomas) increased by 9.8 billion JPY, or 22.8%, to 52.7 billion JPY, reflecting strong growth in sales particularly in Japan where it has obtained an additional indication as a frontline treatment option for CD30-positive Hodgkin lymphoma. Revenue attributable to ALUNBRIG (for non-small cell lung cancer) increased by 2.0 billion JPY, or 39.2%, to 7.2 billion JPY, as it continues to launch in European countries. Sales of VELCADE (for multiple myeloma), a product which accounts for a large portion of revenue in Oncology, decreased by 9.5 billion JPY, or 7.5% compared to the previous fiscal year to 118.3 billion JPY, of which ex-U.S. royalty income was 9.6 billion JPY, a significant year-on-year decrease of 12.7 billion JPY, or 57.0%. Sales in the U.S. was increased by 3.1 billion JPY, or 2.9%, to 108.8 billion JPY, due to lesser impact than expected from additional competitor’s product in the market.

•
Neuroscience. In Neuroscience, revenue was 438.5 billion JPY, a year-on-year increase of 283.9 billion JPY, or 183.5%. This increase was largely attributable to the neuroscience portfolio obtained through the Shire Acquisition, including VYVANSE (for ADHD) which increased by 224.7 billion JPY to 274.1 billion JPY for the fiscal year ended March 31, 2020, reflecting its first full year contribution to revenue. Sales of TRINTELLIX (for major depressive disorder (“MDD”)), which is a legacy Takeda product, were 70.7 billion JPY, an increase of 13.1 billion JPY, or 22.8%, versus the previous fiscal year driven by increase in new patients and improved persistence on therapy. Both brands were launched in Japan in the third quarter of the fiscal year ended March 31, 2020.

Cost of Sales. Cost of Sales increased by 438.0 billion JPY, or 67.2%, to 1,089.8 billion JPY for the fiscal year ended March 31, 2020. This increase was primarily caused by the inclusion of full year Cost of Sales related to the sale of products obtained through the Shire Acquisition and increase by 125.7 billion JPY in non-cash charges, mainly from the unwind of the fair value step up on acquired inventory recognized in connection with the Shire Acquisition. These effects were partially offset by a decrease in Cost of Sales for legacy Takeda products, primarily due to a more favorable product mix.
Selling, General and Administrative (“SG&A”) expenses. SG&A expenses increased by 247.1 billion JPY, or 34.4%, to 964.7 billion JPY for the fiscal year ended March 31, 2020, mainly due to expenses relating to the acquired operations of Shire. This increase was partially offset by the favorable impact of the Global Opex Initiative* and cost synergies from the integration of Shire. In addition, there was a 23.8 billion JPY of costs related to the Shire Acquisition incurred in the fiscal year ended March 31, 2019.

*	Takeda’s global operating expense reduction initiative with the aim of delivering annual margin improvements driven by reduced consumption, procurement initiatives and organizational optimization.
Research and Development expenses. R&D expenses increased by 124.1 billion JPY, or 33.7%, to 492.4 billion JPY, primarily resulting from costs for the R&D programs acquired from Shire.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 276.8 billion JPY, or 155.0%, to 455.4 billion JPY for the fiscal year ended March 31, 2020, primarily attributable to 250.6 billion JPY increase in amortization of intangible assets related to the assets obtained through the Shire Acquisition. Impairment charges increased by 34.7 billion JPY from the previous fiscal year to 43.3 billion JPY. Those charges were related to certain marketed products and IPR&D assets, including a 15.6 billion JPY impairment charge related to our decision to terminate the TAK-616 AMR program following the interim readout in May 2019 and a 10.9 billion JPY impairment charge due to a change in study design related to TAK-607. Impairment charges recorded in the fiscal year ended March 31, 2019 were 8.6 billion JPY, with 7.2 billion JPY of such impairment relating to the termination of an R&D collaboration with Mersana Therapeutics.
Other Operating Income. Other Operating Income decreased by 99.7 billion JPY, or 62.3%, to 60.2 billion JPY for the fiscal year ended March 31, 2020. This decrease was primarily due to a 50.3 billion JPY gain on sale of property, plant and equipment and investment property including the building of Takeda’s previous headquarters in Tokyo and a 38.2 billion JPY gain on sale of shares of the subsidiary related to real estate businesses, recorded in the fiscal year ended March 31, 2019. In addition, the decrease was also due to a 18.4 billion JPY gain on the sale of 100% of the shares held in Guangdon Techpool Bio-Pharma Co., LTD. recorded in the previous fiscal year.
Other Operating Expenses. Other Operating Expenses were 248.7 billion JPY for the fiscal year ended March 31, 2020, an increase of 145.5 billion JPY, or 141.1%, compared to the previous fiscal year, primarily due to an increase of 98.1 billion JPY to 181.0 billion JPY in restructuring expenses for the current fiscal year compared to the previous fiscal year. The increase in restructuring expenses was mainly resulted from an increase of 75.7 billion JPY to 135.4 billion JPY in Shire integration costs compared to the previous fiscal year driven by the progress of the Shire integration including site restructuring resulted in an impairment charge of a manufacturing facility in Ireland. The increase was also due to impairment of property, plant & equipment relating to the pending sale and leaseback of our Shonan iPark. The valuation reserve for pre-launch inventories was also negatively impacted by 34.5 billion JPY comprised of 30.4 billion JPY recorded for the current fiscal year whereas 4.1 billion JPY reversal of valuation reserve for pre-launch inventories recorded in the fiscal year ended March 31, 2019.
Operating Profit. As a result of the above factors, Operating Profit decreased by 137.3 billion JPY, or 57.8%, to 100.4 billion JPY for the fiscal year ended March 31, 2020.
Net Finance Expenses. Net Finance Expenses were 137.2 billion JPY for the fiscal year ended March 31, 2020, an increase of 70.7 billion JPY compared to the previous fiscal year, mainly due to an increase of 100.8 billion JPY interest expenses on bonds and loans issued to finance the Shire Acquisition. This increase of interest expenses was partially offset by 16.1 billion JPY in financing fees related to the bridge loan associated with the Shire Acquisition recorded in the fiscal year ended March 31, 2019 and a 21.3 billion JPY gain recognized on the warrant to purchase stocks of a privately held company upon that company’s initial public offering for the fiscal year ended March 31, 2020.
Shares of Loss of Investments Accounted for Using the Equity Method. Shares of Loss of Investments Accounted for Using the Equity Method was 24.0 billion JPY for the fiscal year ended March 31, 2020, a decrease of 19.6 billion JPY, or 45.0% compared to the previous fiscal year, mainly due to a decrease of impairment charge recognized by Teva Takeda Pharma Ltd*.
* Teva Takeda Pharma Ltd operates a business of long-listed products and generics.

Income Tax Benefit. Income Tax Benefit was 105.0 billion JPY for the fiscal year ended March 31,2020, compared to income tax benefit of 7.5 billion JPY for the previous fiscal year. This was mainly due to a non-cash deferred tax benefit of 94.6 billion JPY as a result of enactment of tax reform in Switzerland in the fiscal year ended March 31, 2020. The higher income tax benefit was also due to recognition of deferred tax assets for accumulated net operating loss, and lower pre-tax earnings primarily from expenses such as amortization expense, inventory unwind and integration costs related to the Shire Acquisition. These favorable changes were partially offset by higher tax provisions for uncertain tax positions and tax impacts of restructuring.
Net Profit for the Year. Net Profit for the Year decreased by 90.8 billion JPY, or 67.2%, compared to the previous fiscal year to 44.3 billion JPY.
Fiscal Year Ended March 31, 2019 compared with the Fiscal Year Ended March 31, 2018
Our results of operations for the fiscal year ended March 31, 2019 have been significantly impacted by the Shire Acquisition. The following summarizes the impact on our results of operations in the year end March 31, 2019 and on the change in our results between years.

	For the fiscal year ended March 31,
	Consolidated financial results			Impact from the Shire Acquisition(1)				Remaining change
	2018	2019(1)	Change versus previous year	Shire operations	Purchase accounting	Acquisition/ integration costs	Total impact from Shire Acquisition	Change versus previous year
		(billions of yen)
Revenue	¥1,770.5	¥2,097.2	¥326.7	¥309.2	¥—	¥—	¥309.2	¥17.5
Cost of sales	(495.9)	(651.7)	(155.8)	(101.6)	(73.8)	—	(175.4)	19.6
Selling, general and administrative expenses	(628.1)	(717.6)	(89.5)	(98.5)	(0.6)	(23.8)	(122.9)	33.4
Research and development expenses	(325.4)	(368.3)	(42.9)	(43.0)	—	(1.6)	(44.6)	1.7
Amortization and impairment losses on intangibles assets associated with products	(122.1)	(178.6)	(56.5)	(0.0)	(74.5)	—	(74.5)	18.0
Other operating income	169.4	159.9	(9.5)	(1.4)	—	—	(1.4)	(8.2)
Other operating expenses	(126.6)	(103.2)	23.4	(4.9)	—	(59.6)	(64.5)	88.0
Operating profit	241.8	237.7	(4.1)	59.8	(148.9)	(85.0)	(174.1)	170.0
Finance income	39.5	16.8	(22.7)	0.0	0.2	2.2	2.4	(25.1)
Finance expense	(31.9)	(83.3)	(51.4)	(10.6)	(4.2)	(43.5)	(58.3)	7.0
Share of (loss) of investments accounted for using the equity method	(32.2)	(43.6)	(11.4)	0.3	—	—	0.3	(11.7)
Profit before income tax	217.2	127.6	(89.6)	49.4	(152.9)	(126.3)	(229.8)	140.2
Income tax (expenses) benefit	(30.5)	7.5	38.0	(11.3)	37.3	26.1	52.1	(14.1)
Net profit for the year	¥186.7	¥135.1	¥(51.6)	¥38.1	¥(115.6)	¥(100.2)	¥(177.7)	¥126.1
_____________
Note:

(1)
During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, the consolidated statements of profit or loss for the year ended March 31, 2019 were retrospectively adjusted. See Note 31 to our audited consolidated financial statements for further details.

Revenue. Revenue increased by 326.7 billion JPY, or 18.5%, to 2,097.2 billion JPY for the fiscal year ended March 31, 2019, including 309.2 billion JPY resulting from the Shire Acquisition.
The remaining increase of 17.5 billion JPY, or 1.0%, resulted from the continued expansion from three business areas (GI, oncology, and neuroscience), which was partially offset by the divestitures and the unfavorable impact of foreign currency movements.

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

	For the fiscal year ended March 31,
	2018	2019	Change versus the previous year
	(billions of yen, except for percentages)
Gastroenterology:
ENTYVIO	¥201.4	¥269.2	¥67.8	33.7%
DEXILANT	65.7	69.2	3.5	5.3
PANTOPRAZOLE	65.8	61.6	(4.2)	(6.4)
TAKECAB-F	48.5	58.2	9.8	20.1
AMITIZA	33.8	33.0	(0.9)	(2.5)
Oncology:
VELCADE	137.3	127.9	(9.4)	(6.9)
LEUPRORELIN	108.1	110.1	2.0	1.9
NINLARO	46.4	62.2	15.7	33.9
ADCETRIS	38.5	42.9	4.4	11.4
ICLUSIG	23.1	28.7	5.6	24.1
ALUNBRIG	2.8	5.2	2.4	84.0
Neuroscience:
TRINTRELLIX	48.4	57.6	9.2	19.0
Others:
AZILVA-F	64.0	70.8	6.8	10.6
ALOGLIPTIN	50.2	54.8	4.6	9.1
ULORIC	46.8	51.1	4.3	9.1
COLCRYS	40.3	30.0	(10.3)	(25.4)
Products acquired from Shire:
IMMUNOGLOBULIN	—	62.2	62.2	N/A
VYVANSE	—	49.4	49.4	N/A
ADVATE	—	32.1	32.1	N/A
ALBUMIN	—	15.8	15.8	N/A
GATTEX/REVESTIVE	—	12.8	12.8	N/A
ADYNOVATE	—	10.7	10.7	N/A

TAKHZYRO	—	9.7	9.7	N/A
NATPARA	—	7.1	7.1	N/A
Change in revenue was primarily attributable to the following products:

•
GI. In GI, revenue was driven by Takeda’s top-selling product ENTYVIO (for UC and CD) with sales of 269.2 billion JPY in the fiscal year ended March 31, 2019, an increase of 67.8 billion JPY, or 33.7%. This increase was mainly attributable to ENTYVIO’s steady expansion of patient share in the bio-naïve segment. Takeda obtained an NDA approval in July 2018 in Japan for the treatment of patients with moderately to severely active ulcerative colitis and launched the product in November 2018. Sales of TAKECAB (for acid-related diseases) were 58.2 billion JPY in the fiscal year ended March 31, 2019, an increase of 9.8 billion JPY, or 20.1%, versus the previous year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric ulcers during low-dose aspirin administration.

•
Oncology. In oncology, sales of NINLARO (for multiple myeloma) were 62.2 billion JPY in the fiscal year ended March 31, 2019, an increase of 15.7 billion JPY, or 33.9%, versus the previous year. Strong performance in several regions, particularly in the U.S. continued to contribute to the growth. NINLARO is a once-weekly oral proteasome inhibitor with a profile of efficacy, safety, and convenience. Additionally, sales of ADCETRIS (for malignant lymphomas) increased by 4.4 billion JPY, or 11.4%, reflecting strong performance particularly in Japan and Brazil. Sales of ICLUSIG (for leukemia) and ALUNBRIG (for lung cancer), obtained through the acquisition of ARIAD in February 2017, grew by 5.6 billion JPY, or 24.1% and 2.4 billion JPY, or 84.0%, respectively. Sales of VELCADE (for multiple myeloma), which lost market exclusivity in the U.S. in the previous year, decreased by 9.4 billion JPY, or 6.9%.

•
Neuroscience. In neuroscience, sales of TRINTELLIX (for major depressive disorder) were 57.6 billion JPY in the fiscal year ended March 31, 2019, an increase of 9.2 billion JPY, or 19.0%, versus the previous year. Prescribers and patients increasingly made TRINTELLIX part of their comprehensive approach to treat major depressive disorder.

The decrease in revenue resulting from divestitures was primarily due to the sale of seven long-listed products in Japan to Teva Takeda Yakuhin Ltd. in May 2017, the disposition of Guangdong Techpool Bio-Pharma Co., Ltd. in May 2018, and the termination of Takeda’s co-promotion and distribution of XELJANZ in Japan in March 2018.
Shire contributed 309.2 billion JPY to our revenue from the date of acquisition. As part of the integration, Takeda’s distribution channel policies were applied to the products acquired from Shire. This resulted in a one-time destocking at wholesalers as they lowered their days-on-hand of inventory of commercial products, which resulted in lower revenue for products acquired from Shire. The sales were primarily from the following products:

•	GI. In GI, revenue was 21.5 billion JPY primarily from the sales of GATTEX/REVESTIVE (for the treatment of short bowel syndrome) that were 12.8 billion JPY.

•
Rare diseases. In rare diseases, revenue was 111.2 billion JPY including sales of ADVATE and ADYNOVATE (both for the treatment of hemophilia A), TAKHZYRO (for the preventive treatment of hereditary angioedema), and NATPARA (for the treatment of hypoparathyroidism) of 32.1 billion JPY, 10.7 billion JPY, 9.7 billion JPY, and 7.1 billion JPY, respectively.

•
PDT. In PDT, revenue was 96.3 billion JPY including sales of IMMUNOGLOBULIN (mainly for the treatment of primary immunodeficiency and multifocal motor neuropathy) and ALBUMIN (primarily used for the hypovolemia and hypoalbuminemia) of 62.2 billion JPY and 15.8 billion JPY, respectively.

•	Neuroscience. In Neuroscience, revenue was 60.1 billion JPY including sales of VYVANSE (for the treatment of ADHD and moderate to severe binge eating disorder) of 49.4 billion JPY.
Cost of sales. Cost of sales increased by 155.8 billion JPY, or 31.4%, to 651.7 billion JPY for the fiscal year ended March 31, 2019. This includes 101.6 billion JPY related to sales of products acquired as part of the Shire Acquisition and the impact of 73.8 billion JPY mainly due to non-cash charge from the unwinding of the fair value step up on the inventory from the Shire Acquisition. This increase was offset by a decrease in remaining cost of sales of 19.6 billion JPY, or 3.9%, primarily due to a more favorable product mix.
Selling, general and administrative (“SG&A”) expenses. SG&A expenses increased by 89.5 billion JPY, or 14.2%, to 717.6 billion JPY for the fiscal year ended March 31, 2019, primarily due to acquisition of Shire’s operations in our results of 98.5 billion JPY and related acquisition costs of 23.8 billion JPY. This increase was partially offset by a decrease of remaining SG&A expenses of 33.4 billion JPY due to a favorable impact of our global operating expense reduction initiative as well as lower long-term share-based incentive payments to management.
Research and development expenses. R&D expenses increased by 42.9 billion JPY, or 13.2%, to 368.3 billion JPY for the fiscal year ended March 31, 2019, primarily resulting from the Shire Acquisition. The remainder of our R&D expenses remained steady compared to the previous year.
Amortization and impairment losses on intangible assets associated with products. Amortization and impairment losses on intangible assets associated with products increased by 56.5 billion JPY, or 46.2%, to 178.6 billion JPY for the fiscal year ended March 31, 2019. This represents an increase of 74.5 billion JPY related to amortization of intangible assets recorded in the Shire Acquisition and a 22.6 billion JPY reversal of the COLCRYS impairment recorded in the previous year. This increase was offset by lower amortization expense of 36.7 billion JPY, which related to the VELCADE intangible asset being fully amortized within the previous year.

Other operating income. Other operating income decreased 9.5 billion JPY, or 5.6%, to 159.9 billion JPY for the fiscal year ended March 31, 2019. The decrease was primarily due to the net impact of 106.3 billion JPY gain on the sale of Wako Pure Chemical Industries, Ltd. recorded in the previous year, whereas we recorded a 50.3 billion JPY gain on sale of property, plant and equipment and investment property including Takeda’s old headquarter building in Tokyo as well as a 38.2 billion JPY gain on sale of shares of the subsidiary, to which respective real estate businesses were transferred in the fiscal year ended March 31, 2019.
Other operating expenses. Other operating expenses decreased 23.4 billion JPY, or 18.5%, to 103.2 billion JPY for the fiscal year ended March 31, 2019 which was a decrease of 88.0 billion JPY partially offset by 59.6 billion JPY of Shire integration costs. The decrease was primarily due to a decrease of 22.8 billion JPY in restructuring expense and other costs incurred in the previous year that did not reoccur in the fiscal year ended March 31, 2019 such as a 41.5 billion JPY loss on the liquidation of a foreign subsidiary.
Net financial income (expense). Net financial expense was a 66.4 billion JPY in the current year, an increase of 74.1 billion JPY compared to the previous year, which includes 41.3 billion JPY mainly related to interest on borrowings used to partially fund the Shire Acquisition. The remaining increase was primarily due to a gain on an investment of 30.4 billion JPY that was included in financial income in the prior year and is no longer be included in financial income upon adoption of a new accounting standard.
Shares of loss of associates accounted for using the equity method. Shares of loss of associates accounted for using the equity method were 43.6 billion JPY for the fiscal year ended March 31, 2019, an increase of 11.4 billion JPY from the previous year. This primarily relates to Takeda’s share of an impairment charge recognized by Teva Takeda Pharma Ltd. Teva Takeda Pharma Ltd. operates a business of long-listed products and generics and conducted a revaluation of its assets in response to changes in the business environment.
Income tax expenses. Income tax expenses decreased by 38.0 billion JPY, or 124.5% from 30.5 billion JPY for the fiscal year ended March 31, 2018 to tax benefit of 7.5 billion JPY for the fiscal year ended March 31, 2019. This decrease was mainly due to tax benefit of 52.0 billion JPY resulting from the Shire Acquisition. Excluding the Shire Acquisition impact, the remaining income tax expenses increased by 14.1 billion JPY mainly due to an increase in profit before tax, as well as the impact from the enactment of the Tax Cuts and Jobs Act (Tax Reform) in the U.S. in the previous year. These factors were partially offset by capital loss related to restructuring of subsidiaries in the fiscal year ended March 31, 2019.

B.	Liquidity and Capital Resources
Sources and Uses of Liquidity
Our liquidity requirements mainly relate to operating cash, capital expenditures, contractual obligations, repayment of indebtedness and payment of interest and dividends. Our operating cash requirements include cash outlays for R&D expenses, milestone payments, sales and marketing expenses, personnel and other general and administrative costs and raw material costs. Income tax payments also require significant cash outlays as well as working capital financing.
Our capital expenditures for tangible assets consist primarily of enhancing and streamlining our production facilities, replacing fully depreciated items, and promoting efficiency of our operations. Our capital expenditures for intangible assets represent mainly milestone payments related to licensed products, where such assets have been acquired from third-party partners, as well as software development expenditures. Our capital expenditures, which consist of additions to property, plant and equipment and intangible assets recorded on our consolidated statements of financial position, were 124.1 billion JPY, 244.6 billion JPY and 246.3 billion JPY for the fiscal years ended March 31, 2018, 2019, and 2020, respectively. As of March 31, 2020, we had contractual commitments for the acquisition of property, plant and equipment of 30.2 billion JPY. In addition, we had certain contractual agreements related to the acquisition of intangible assets as of March 31, 2020. See Note 32 for a description of our milestone payments of intangible assets. As part of our capital management, we periodically assess our level of capital expenditures in light of capital needs, market and other conditions and other relevant factors.
Our dividend payments for the fiscal years ended March 31, 2018, 2019 and 2020 were 141.9 billion JPY, 143.0 billion JPY and 282.7 billion JPY, respectively. It is our intention to continue to return capital to shareholders using dividends at an annual level of 180 JPY per share, consisting of interim and fiscal year-end dividends of 90 JPY per share. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividends” for a description of our dividend policy.
We are required to make interest and principal payments on our outstanding borrowings. As of March 31, 2020, we had 102.5 billion JPY of interest due within one year and 587.1 billion JPY of principal payments on our borrowings due within one year. See “Borrowings and Financial Obligations.”
Our sources of liquidity include cash and cash equivalents on hand, short-term commercial paper, committed borrowing lines from financial institutions and long-term debt financing, including from global capital markets. We monitor and adjust the amount of foreign cash based on projected cash flow requirements. As the majority of our business is conducted outside Japan, we hold a significant portion of cash outside of Japan. Our ability to use foreign cash to fund cash flow requirements in Japan may be impacted by local regulations and, to a lesser extent, income taxes associated with transferring cash to Japan.
We do not currently anticipate experiencing funding or liquidity shortfalls in the short term as a result of the spread of COVID-19 and the related effects on financial and other markets, although we continue to closely monitor our funding situation and market conditions. In addition to the ability to seek additional funding (if needed) from market and other sources, we may also manage our funding and liquidity needs by reconsidering, to the extent necessary and appropriate, our capital expenditure plans.
As of March 31, 2020, we held 637.6 billion JPY in cash and cash equivalents on hand and 700 billion JPY in undrawn commitment line. We believe that working capital is sufficient for our current business requirements. Furthermore, we continually seek to ensure that our level of liquidity and access to capital market funding continues to be maintained to successfully support our business operations.
Consolidated Cash Flows
The following table shows information about our consolidated cash flows during the fiscal years ended March 31, 2018, 2019 and 2020:

	For the fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Net cash from operating activities	¥377.9	¥328.5	¥669.8
Net cash from (used in) investing activities	(93.3)	(2,835.7)	292.1
Net cash from (used in) financing activities	(326.2)	2,946.2	(1,005.2)
Net increase (decrease) in cash and cash equivalents	¥(41.7)	¥439.0	¥(43.3)
Cash and cash equivalents at the beginning of the year	319.5	294.5	702.1
Effects of exchange rate changes on cash and cash equivalents	(4.6)	(31.3)	(21.8)
Net increase (decrease) in cash and cash equivalents resulting from a transfer to assets held for sale	21.3	(0.2)	0.6
Cash and cash equivalents at the end of the year	¥294.5	¥702.1	¥637.6
Fiscal Year Ended March 31, 2020 compared with the Fiscal Year Ended March 31, 2019
Net cash from operating activities was 669.8 billion JPY for the fiscal year ended March 31, 2020 compared to 328.5 billion JPY for the previous fiscal year. The increase of 341.3 billion JPY was driven by an increase of cash generated from operations excluding the impact of non-cash expenses mainly related to the Shire acquisition whereas net profit for the year decreased by 90.8 billion JPY compared to the previous fiscal year. The impact of non-cash expenses reflected an increase in the reversal of depreciation and amortization of 336.0 billion JPY mainly attributable to intangible assets recorded upon the Shire Acquisition and impairment losses of 91.8 billion JPY relating to certain marketed products, IPR&D assets and site restructuring such as manufacturing facility in Ireland and Shonan iPark, as well as a decrease in inventories of 86.8 billion JPY primarily attributable to the unwind of the fair value step up on acquired inventory recorded in relation to the Shire Acquisition.
The increase in net cash from operating activities also includes other favorable adjustments such as an increase in net finance expenses of 70.7 billion JPY primarily due to the interest expenses in connection with the financing for the Shire Acquisition and the effect of changes in assets and liabilities such as accrued bonus for employees.
These increases were partially offset by an increase of income taxes paid of 183.1 billion JPY mainly due to tax payments by legacy Shire entities acquired in the previous fiscal year.
Net cash from investing activities was 292.1 billion JPY for the fiscal year ended March 31, 2020 compared to net cash used in investing activities of 2,835.7 billion JPY for the previous fiscal year. This increase of 3,127.8 billion JPY in investing activities was primarily attributable to 2,891.9 billion JPY of the total cash outflow for the Shire Acquisition in the previous fiscal year. In addition, proceeds from sales of business increased by 376.4 billion JPY reflecting the sale of XIIDRA of 375.5 billion JPY.
Net cash used in financing activities was 1,005.2 billion JPY for the fiscal year ended March 31, 2020 compared to net cash from financing activities of 2,946.2 billion JPY for the previous fiscal year. This decrease of 3,951.5 billion JPY was mainly the result of 2,795.9 billion JPY proceeds from the issuance of bonds and long-term loans related to the acquisition of Shire recorded in the previous year and 701.1 billion JPY repayment of bonds and long-term loans in the current year. There also was a decrease in short-term loans of 718.5 billion JPY and an increase of dividends paid by 139.6 billion JPY, as well as an increase of interest paid by 92.3 billion JPY mainly resulting from the financing for the Shire Acquisition.
For the fiscal year ended March 31, 2020, the proceeds from issuance of bonds and long-term loans were 496.2 billion JPY including the 500.0 billion JPY issuance of hybrid bonds, and net decrease in short-term loans was 351.2 billion JPY mainly due to repayment of 500.0 billion JPY for the short-term syndicated loans.
Fiscal Year Ended March 31, 2019 compared with the Fiscal Year Ended March 31, 2018
Net cash from operating activities was 328.5 billion JPY for the fiscal year ended March 31, 2019 compared to 377.9 billion JPY for the fiscal year ended March 31, 2018. The decrease of 49.4 billion JPY was driven by a decrease in net profit of 51.6 billion JPY and the impacts of certain unfavorable adjustments including the lower income tax expenses of 38.0 billion JPY primarily attributable to non-cash tax benefit on the impact of purchase accounting of the Shire Acquisition, the loss on liquidation of foreign operations of 41.5 billion JPY recorded in the previous fiscal year, as well as the effect of changes in assets and liabilities such as higher employee bonus payments in the fiscal year ended March 31, 2019.

These were partially offset by certain favorable non-cash adjustments such as the increase in depreciation and amortization of 65.6 billion JPY mainly attributable to intangible assets recorded upon the acquisition of Shire and the decrease in inventories by 37.0 billion JPY primarily attributable to unwinding of the fair value step up recorded in relation to the Shire Acquisition. This also includes other favorable adjustments such as the increase in net financial income and expenses by 74.1 billion JPY primarily due to the financial expense recorded in connection with the acquisition of Shire.
Net cash used in investing activities was 2,835.7 billion JPY for the fiscal year ended March 31, 2019, compared to 93.3 billion JPY for the fiscal year ended March 31, 2018. This significant increase was primarily attributable to 2,891.9 billion JPY of net consideration paid for the acquisition of Shire. This was offset by 50.7 billion JPY proceeds from the sale of real estate primarily attributable to the sale of our former headquarters building in the fiscal year ended March 31, 2019.
Net cash used in financing activities was 2,946.2 billion JPY for the fiscal year ended March 31, 2019, compared to net cash used in financing activities of 326.2 billion JPY for the fiscal year ended March 31, 2018. The current fiscal year mainly included an increase of short-term loans of 367.3 billion JPY and 2,795.9 billion JPY proceeds from bonds and long-term loans of mainly for the acquisition of Shire.
Borrowings and Financial Obligations
Our total bonds and loans were 5,751.0 billion JPY and 5,093.3 billion JPY as of March 31, 2019 and 2020, respectively. These borrowings include unsecured bonds and senior notes issued by Takeda in prior years, syndicated loans entered into by Takeda in prior years, borrowings incurred to fund a portion of the Shire Acquisition, and debt assumed in connection with the Shire Acquisition and included in our consolidated statements of financial position. Our borrowings are mainly linked to acquisitions and therefore are not exposed to seasonality.
On June 6, 2019, Takeda issued hybrid subordinated bonds (the “Hybrid Bonds”) with an aggregate principal amount of 500 billion JPY. The proceeds from the Hybrid Bonds were used to repay the existing syndicated loans comprised of the senior short-term loan facility that was utilized to finance the acquisition of Shire. The Hybrid Bonds will mature on June 6, 2079. Under the terms and conditions of the Hybrid Bonds, Takeda may make an early repayment of all of the principal of the Hybrid Bonds on each interest payment date beginning October 6, 2024. Interest is payable semi-annually at a rate per annum subject to revision. The Hybrid Bonds are unsecured, and Takeda is not subject to any financial covenants related to these bonds.
In September 2019, Takeda reached an agreement on a commitment facility of 700 billion JPY with various Japanese and non-Japanese banks. The commitment facility is effective from October 2019 for five years at a minimum. In connection with the execution of this new commitment facility, Takeda’s existing short-term commitment facility of 300 billion JPY expiring in March 2020 was canceled in September 2019. The purpose of the new commitment facility is for general business use. There were no drawdowns on the 700 billion JPY commitment facility as of March 31, 2020.
Bonds and long-term loans of 701.1 billion JPY were repaid during the year ended March 31, 2020, with no repayments during the fiscal year ended March 31, 2019. In July 2019, unsecured Straight Bonds of 60 billion JPY and Syndicated Loans of 60 billion JPY were repaid on their respective due dates. This was followed in August 2019 by the early redemption of unsecured USD denominated Senior Notes totaling 1,404.5 million USD (150.2 billion JPY). In September 2019, unsecured USD denominated Senior Notes totaling 3,300 million USD (350.7 billion JPY) were repaid on their due date. Furthermore, 700 million USD (77.4 billion JPY) of USD denominated Syndicated Loans were repaid early in March 2020.
In December 2019, Takeda completed the exchange offer for 2018 USD Senior Notes (“Outstanding Notes”) which had been originally issued in transactions exempt from registration under the Securities Act with registration rights on November 19, 2018, except for 1,000 million USD aggregate principal amount of 3.8% Senior Notes due 2020 which were fully redeemed on August 29, 2019 before the exchange offer took place. As a result of the exchange offer, most of the outstanding 2018 USD Senior Notes (amounting to 4,461 million USD) were tendered for exchange, which were all accepted by Takeda and thereby exchanged with the bonds registered under the U.S. Securities Act of 1933 with same principal amounts, terms and conditions (“Exchange Notes”). Outstanding Notes accepted for exchange were canceled upon the completion of exchange, while those that were not tendered for the exchange offer amounting to 39 million USD of principal amounts remained as unregistered Outstanding Notes.
As of March 31, 2020, we had certain outstanding borrowings with various financial covenants which require Takeda to maintain certain financial ratios and comply with other restrictions such as consolidated leverage ratios. During the fiscal year ended March 31, 2020, Takeda amended various financial covenants on certain borrowings. The key amendment was related to certain loans maturing beyond July 2020, which contained the historic restrictive covenant that Takeda’s profit before tax must not be negative for two consecutive fiscal years. This covenant was removed and was replaced by a leverage covenant whereby Takeda’s ratio of consolidated net debt to consolidated EBITDA, as defined in the loan agreements, for the previous twelve-month period should not surpass certain levels as of March 31 and September 30 of each year. As of March 31, 2020, we were in compliance with all financial covenants. There are no restrictions on the ability to draw from the 700 billion JPY commitment line that was put in place during the year.
We currently have a Japanese unsecured commercial paper program in place to facilitate short-term liquidity management. The total amount drawn on the commercial paper program was 144 billion JPY at March 31, 2020. We further had access to short-term uncommitted lines of 230 billion JPY which were undrawn as of March 31, 2020.
For further description of our borrowings, see Note 20 to our audited consolidated financial statements.

Credit Ratings
Our credit ratings, which reflect each rating agency’s opinion of our financial strength, operating performance and ability to meet our obligations, as of the date of this annual report are as follows:

Rating Agency	Category	Rating	Rating Structure
S&P Global Ratings	Issuer credit rating/foreign currency long-term and local currency long-term	BBB+	Fourth highest of 11 rating categories and first within the category based on modifiers (e.g. BBB+, BBB and BBB- are within the same category).
	Issuer credit rating (short-term)	A-2	Second highest of six rating categories

Moody’s	Long-term issuer rating and Long-term senior unsecured rating	Baa2	Fourth highest of nine rating categories and second highest within the category based on modifiers (e.g. Baa1, Baa2 and Baa3 are within the same category).
The ratings are not a recommendation to buy, sell or hold securities. The ratings are subject to revision or withdrawal at any time by the assigning rating agency. Each of the financial strength ratings should be evaluated independently.

C.	Research and Development, Patents and Licenses, etc.
The information required by this item is set forth in “Item 4.B Business Overview - Research and Development” of this annual report.

D.	Trend Information
The information required by this item is set forth in “Item 5.A Operating and Financial Review and Prospects - Operating Results” of this annual report.

E.	Off-Balance Sheet Arrangements
Milestone Payments
Under the terms of our collaborations with third parties for the development of new products, we may be required to make payments for the achievement of certain milestones related to the development of pipeline products and the launch and subsequent marketing of new products. As of March 31, 2019, and 2020, the contractual amount of potential milestone payments totaled 655.5 billion JPY and 823.9 billion JPY, respectively, in each case excluding potential commercial milestone payments for pipeline products under development.

F.	Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual obligations as of March 31, 2020:

	Total contractual amount(1)	Within one year	Between one and three years	Between three and five years	More than five years
	(billions of yen)
Bonds and loans: (2) (3)
Bonds (4)	¥3,728.4	¥551.7	¥975.4	¥1,033.4	¥1,167.9
Loans	1,984.0	137.8	226.3	736.8	883.1
Purchase obligations for property, plant and equipment	30.2	30.2	—	—	—
Repayment of lease liabilities	545.7	41.1	73.7	59.2	371.7
Contributions to defined benefit plans (5)	7.9	7.9	—	—	—
Total (6) (7)	¥6,296.2	¥768.7	¥1,275.4	¥1,829.4	¥2,422.7
___________
Notes:

(1)
Obligations denominated in currencies other than yen have been translated into yen using period-end exchange rates for the fiscal year ended March 31, 2020 and may fluctuate due to changes in exchange rates.

(2)	Repayment obligations may be accelerated if we breach the relevant covenants under the relevant instruments.

(3)	Includes interest payment obligations.
(4) The contract amount of bonds in “Between three and five years” includes 500 billion JPY principal amount of the hybrid subordinated bonds (the Hybrid Bonds) as Takeda may make an early repayment of all of the principal of the Hybrid Bonds on each interest payment date beginning October 6, 2024 (Interest payments are calculated using the interest rate applicable up to October 6, 2024 (1.72%). Interest payments thereafter are not included in the table). For details of the Hybrid Bonds, see Note 20 to our consolidated financial statements.

(5)
Pension and post-retirement contributions cannot be determined beyond the fiscal year ended March 31, 2020 because the timing of funding is uncertain and dependent on future movements in interest rates and investment returns, changes in laws and regulations and other variables.

(6)
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

(7)	Does not include purchase orders entered into for purchases made in the normal course of business.

G.	Safe Harbor
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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Directors
The following table provides information about Directors of the Company as of the date of this annual report.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience	End of term
Christophe Weber (November 14, 1966)	Representative Director, President and Chief Executive Officer (“CEO”)
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
Olivier Bohuon has been an External Director with Takeda since January 2019. Prior to his appointment, Mr. Bohuon was an External Director of Shire. Mr. Bohuon currently also holds the position of External Director and Vice Chairman at LEO Pharma A/S and External Director at Smiths Group plc. Mr. Bohuon has previously served as External Director at Virbac SA, Chief Executive Officer of Smith & Nephew plc, Chief Executive Officer and President of Pierre Fabre Group SA and as President of Abbott Pharmaceuticals; a division of US-based Abbott Laboratories. He has also held diverse commercial leadership positions at GlaxoSmithKline and its predecessor companies in France.
Note 1
Ian Clark (August 27, 1960)	External Director
Ian Clark has been an External Director with Takeda since January 2019. Prior to his appointment, Mr. Clark was an External Director of Shire plc. He also currently holds External Directorships at Agios Pharmaceuticals, Inc., Corvus Pharmaceuticals, Inc., Guardant Health, Inc., and AVROBIO Inc. Mr. Clark served as CEO and Director of Genentech Inc. (part of the Roche Group) and Head of North American Commercial Operations for Roche until 2016. From 2003 to 2010 he held the positions of Head of Global Product Strategy and Chief Marketing Officer, Executive Vice President—Commercial Operations and Senior Vice President and General Manager—BioOncology at Genentech.
Note 1
Yoshiaki Fujimori (July 3, 1951)	External Director
Yoshiaki Fujimori has served as External Director of Takeda since June 2016. Mr. Fujimori currently also serves as Senior Executive Advisor of CVC Asia Pacific (Japan) Kabushiki, External Director of Oracle Corporation Japan, External Director of Toshiba Corporation and External Director of Shiseido Company, Limited. He previously served as External Director of Tokyo Electric Power Company, Incorporated (currently Tokyo Electric Power Company Holdings, Incorporated) and in a number of senior leadership positions within the LIXIL Group, including Representative Director, Chairman and CEO of LIXIL Corporation. Mr. Fujimori has also served in a number of senior positions in the General Electric Group, including Chairman of GE Japan Corporation and Chairman, President and CEO of General Electric Japan Ltd.
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
Masahiro Sakane has served as External Director of Takeda since June 2014 and was appointed Chairman of the Board in June 2017. Mr. Sakane currently also serves as Advisor of Komatsu Ltd., and External Director of Kajima Corporation. Mr. Sakane started his career at Komatsu Ltd. in April 1963. In the Komatsu group, he served in several senior leadership positions including Chairman of the Board and Representative Director and President and Representative Director of Komatsu Ltd. and Chief Operating Officer (“COO”) of Komatsu Dresser Company (currently Komatsu America Corp.). Mr. Sakane has also served as External Director of Nomura Holdings, Inc., External Director of Nomura Securities Co., Ltd., External Director of Tokyo Electron Limited, External Director of Asahi Glass Company, Ltd. and Vice Chairman of Keidanren (Japan Business Federation).
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
Jean-Luc Butel served as External Director and member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019. He was appointed External Director who is not a member of the Audit and Supervisory Committee of Takeda in June 2019. He currently also serves as Global Healthcare Advisor, President of K8 Global Pte. Ltd., External Director of Varian Medical Systems, Inc. and External Director of Novo Holdings A/S. Mr. Butel previously served as President, International, Corporate Vice President and Operating Committee Member of Baxter International Inc. and has held leadership positions at Medtronic, Inc., Johnson & Johnson, Becton, Dickinson and Company and Nippon Becton Dickinson Company, Ltd.

Note 1
Shiro Kuniya (February 22, 1957)	External Director
Shiro Kuniya served as External Director and Head of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019. He was appointed External Director who is not a member of the Audit and Supervisory Committee of Takeda in June 2019. He currently also serves as Managing Partner of Oh-Ebashi LPC & Partners, External Director of NEXON Co., Ltd. and External Director of Sony Financial Holdings Inc. Mr. Kuniya was registered as an attorney-at-law (Osaka Bar Association) and joined Oh-Ebashi Law Offices in April 1982 and was also admitted to practice law in New York State in the United States in May 1987. He has also previously served as our Outside Corporate Auditor as well as Chairman of the Inter-Pacific Bar Association, Outside Corporate Auditor of NIDEC CORPORATION, Outside Corporate Auditor of Sunstar Inc and External Director of EBARA CORPORATION.

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
Koji Hatsukawa has served as External Director and member of the Audit and Supervisory Committee of Takeda since June 2016. He was appointed Head of Audit and Supervisory Committee in June 2019. He currently also serves as Outside Audit and Supervisory Board Member of Fujitsu Limited and Audit and Supervisory Board Member of The Norinchukin Bank. Mr. Hatsukawa started his career at Price Waterhouse accounting office in March 1974. Mr. Hatsukawa has previously served CEO of PricewaterhouseCoopers Arata and has held leadership positions at ChuoAoyama PricewaterhouseCoopers and Aoyama Audit Corporation. In addition, he has also served as Outside Audit and Supervisory Board Member of Accordia Golf co., Ltd.
Note 2
Emiko Higashi (November 6, 1958)	External Director (Audit and Supervisory Committee Member)
Emiko Higashi served as External Director who is not a member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019. She was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2019. She currently also serves as Managing Director of Tomon Partners, LLC, External Director of KLA Corporation and External Director of Rambus Inc, and External Director of Sanken Electric Co., Ltd. Ms. Higashi previously served as External Director of MetLife Insurance K.K., External Director of InvenSense Inc., CEO of Gilo Ventures, LLC, Managing Director of Investment Banking, Merrill Lynch & Co. and Director of Wasserstein Perella & Co., Inc.
Note 2
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
Note 2
_____________
Notes:

(1)
The term of office for Directors who are not members of the Audit and Supervisory Committee is from the end of the ordinary general meeting of shareholders for the fiscal year ended March 31, 2020 through the end of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2021.

(2)
The term of office for Directors who are also Audit and Supervisory Committee members is two years. The term of office for these Directors who are also Audit and Supervisory Committee members is from the end of the ordinary general meeting of shareholders for the fiscal year ended March 31, 2020 through the end of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2022.

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

Prior to joining Takeda, Mr. Agosti worked in business development at Novartis in the U.K. and Switzerland and was also a consultant at McKinsey & Co.

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

Prior to joining Bristol-Myers Squibb, Ms. Bitetti held various roles of increasing responsibility at Mobil Oil Corporation where she was part of the Capital Markets Group and was responsible for the investment of Mobil’s worldwide pension assets.

Milano Furuta (February 26, 1978)	Corporate Strategy Officer and Chief of Staff
Milano Furuta is the Corporate Strategy Officer and Chief of Staff of Takeda Pharmaceutical Company Limited. He joined Takeda’s corporate strategy and business development team in 2010.

Mr. Furuta has held multiple international roles in several countries including Switzerland, Sweden and Mexico. His roles have included optimizing commercial organizations and launching products in the areas of oncology, diabetes, cardiovascular and metabolism.

Prior to joining Takeda, Mr. Furuta worked as an equity research analyst at an investment management firm in the United States. He began his career in banking and private equity investment in Japan, where he was involved with several types of financial transactions, including leveraged buyouts and debt restructuring.
Mr. Furuta holds an MBA from The Wharton School, University of Pennsylvania and a BA in international affairs from Hitotsubashi University, Japan.

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

Takako Ohyabu (August 26, 1979)	Chief Global Corporate Affairs Officer
Takako Ohyabu is Chief Global Corporate Affairs Officer of Takeda Pharmaceutical Company Limited. She joined the company in November 2019 as Corporate Communications and Public Affairs Officer designate.

Prior to joining Takeda, Takako led the Global Corporate Communications function at Nissan Motor Corporation. Before that she was with General Electric Company managing corporate communications for a variety of industries and building the corporate brand in both developed and emerging markets.

Takako holds a master’s degree in Public Administration from Columbia University’s School of International and Public Affairs and a bachelor’s degree in Political Science from the International Christian University in Japan.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Julie Kim (June 6, 1970)	President, Plasma-Derived Therapies Business Unit
In January 2019, Julie Kim joined Takeda as President of the Plasma-Derived Therapies Business Unit and serves as a member of the Takeda Executive Team. She is responsible for building a sustainable, high growth business focused on meeting the large and growing global demand for plasma-derived products.

Previously at Shire/Baxalta/Baxter, Julie has held a diverse number of senior roles. She led the access function for the entire Shire portfolio outside of the US, ran Global Franchises for Shire Hematology and Baxter Immunology, managed country organizations as North/South Europe Cluster Head for Baxalta Immunology and General Manager for Baxter UK/Ireland, among other roles. Julie started her career as a consultant in the U.S. healthcare space.

Julie is a member of the Global Board for the Plasma Protein Therapeutics Association (“PPTA”, a plasma industry organization). She is also a member of the Board for the Jeffrey Modell World Immunodeficiency Network, part of the Jeffrey Modell Foundation.

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
Ricardo Marek is President of Growth and Emerging Markets (“GEM”) Business Unit.
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

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Giles Platford (April 26, 1978)	President, Europe and Canada Business Unit
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

Ramona Sequeira (November 21, 1965)	President, United States Business Unit and Global Portfolio Commercialization
Ramona Sequeira is the President of United States Business Unit and leads Takeda’s Portfolio Commercialization globally. Ms.Sequeira joined Takeda in 2015.
Through her work with Takeda and prior to that with Eli Lilly, Ms. Sequeira has over 25 years of experience in the pharmaceutical industry. She has led businesses in Canada, Europe and the U.S.
Ms. Sequeira is committed to the industry’s role in shaping a positive environment that rewards pharmaceutical innovation and ensures patients have access to innovative medicines that can help them have better health. She is a member of the PhRMA Board of Directors, and was recently appointed Treasurer of the Board. Prior to that, she served as Chair of PhRMA’s State Committee.
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
Previously, Ms. Thiruvengadam was Corporate Vice President (“CVP”) and Chief Human Resources Officer with Integra Life Sciences. She joined Pfizer, first as Vice President, Human Resources for Oncology and subsequently led global integration activities for Pfizer Oncology following a major acquisition and later as Vice President, Asia Pacific and Canada for the group’s Oncology Business Unit. Earlier in her career she worked as a Senior Vice President and Human Resources Executive at Bank of America.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Rajeev Venkayya, M.D. (March 6, 1967)	President, Global Vaccine Business Unit
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
Prior to Takeda, Dr. Venkayya served as Director of Vaccine Delivery in the Global Health Program at the Bill & Melinda Gates Foundation, where he was responsible for the Foundation’s efforts in polio eradication and new vaccine introduction, and a grant portfolio of 500 million USD/year. While at the foundation, he served on the board of the Global Alliance for Vaccines and Immunization (“GAVI”).
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

B.	Compensation
The following table provides information about our Internal Directors’ compensation on an individual basis in the fiscal year ended March 31, 2020.

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Base compensation	Bonus	Long-term incentive(1)	Other
Christophe Weber (Director)	2,073	Takeda	273(2)	675	1,125(3)	—
Masato Iwasaki (Director)	297	Takeda (Director portion)	35	97	106(5)	—
		Takeda (Employee portion)(4)	27	32	—	—
Andrew S. Plump (Director)	1,046	Takeda	12	—	—	—
		Takeda Pharmaceuticals International, Inc.(6)	125	379	485(7)	45(8)
Costa Saroukos (Director)	664	Takeda (Director portion)(9)	180(10)	319	165(11)	—

Yasuhiko Yamanaka (Director who is an Audit and Supervisory Committee Member)	50	Takeda	38	—	12(12)	—
_____________
Notes:

(1)
Compensation expense related to the long-term incentive plan is recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2020.

(2)	Base compensation includes the grossed up amount paid for residence and pension allowance for the relevant officer (102 million JPY).

(3)	The amount recognized as an expense during the fiscal year, representing stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2016 - 2019.

(4)
Shows the salary and other amounts earned as the President, Japan Pharma Business Unit. This employee portion of the bonus amount is not included in the limit outlined in the proposal “Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members” as proposed at the 144th General Meeting of Shareholders held on June 24, 2020.

(5)	The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2016-2019.

(6)	Shows the salary and other amounts earned as the President, Research and Development of Takeda Pharmaceuticals International, Inc.

(7)	The amount recognized as an expense during the fiscal year, representing stock incentive plan (Employee Stock Ownership Plan) grants awarded in fiscal years 2016 - 2019.

(8)
Amounts of local retirement plan contributions and other additional benefits paid by Takeda Pharmaceuticals International, Inc. during the fiscal year ended March 31, 2020, as well as the amount equal to taxes on such amounts.

(9)	The salary and other amounts Costa Saroukos earned as Chief Financial Officer prior to being appointed as a Director is not included.

(10)	Basic Compensation includes the grossed up amount paid for residence, pension allowances, and educational allowances etc. for the relevant officer. (97 million JPY).

(11)	The amount recognized as an expense during the fiscal year, representing stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2019.

(12)	The amount recognized as an expense during the fiscal year, representing stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2016-2019.
The following table provides information about our External Directors’ compensation on an individual basis in the fiscal year ended March 31, 2020.

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Base compensation	Bonus	Long-term incentive(1)	Other
Masahiro Sakane (Director)	¥44	Takeda	¥24	¥—	¥20	¥—
Olivier Bohuon (Director)	40	Takeda	19	—	21	—
Jean-Luc Butel (Director)	39	Takeda	21	—	18	—
Ian Clark (Director)	40	Takeda	19	—	21	—
Yoshiaki Fujimori (Director)	39	Takeda	19	—	20	—
Steven Gillis (Director)	40	Takeda	19	—	21	—
Shiro Kuniya (Director)	40	Takeda	20	—	20	—
Toshiyuki Shiga (Director)	40	Takeda	20	—	20	—
Koji Hatsukawa (Director who is an Audit and Supervisory Committee Member)	42	Takeda	22	—	20	—
Emiko Higashi (Director who is an Audit and Supervisory Committee Member)	43	Takeda	25	—	18	—

Michel Orsinger (Director who is an Audit and Supervisory Committee Member)	41	Takeda	23	—	18	—
_____________
Notes:

(1)
Compensation expense related to the long-term incentive plan is recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2020.

Share-based Compensation Payments
We maintain certain share-based compensation payment plans for the benefit of our directors and certain of our employees. In the fiscal years ended March 31, 2018, 2019 and 2020, we recorded total compensation expense related to our share-based payment plans of 22.2 billion JPY, 18.8 billion JPY and 30.0 billion JPY, respectively, in our consolidated statements of profit or loss. For detailed information about our share-based compensation plans, including our stock option plan, stock incentive plan, phantom stock appreciation rights and restricted stock units, see Note 28 to our audited consolidated financial statements.

C.	Board Practices
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
Board of Directors
Pursuant to the audit and supervisory committee system, our board of directors is comprised of directors who are Audit and Supervisory Committee members and directors who are not. Our articles of incorporation provide for a board of directors consisting of no more than 12 members who are not Audit and Supervisory Committee members and no more than four directors who are Audit and Supervisory Committee members. All directors are elected by our shareholders at a general meeting of shareholders, with directors who are Audit and Supervisory Committee members elected separately from other directors. The term of office for directors who are not Audit and Supervisory Committee members expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after their election, and the term of office for directors who are Audit and Supervisory Committee members expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after their election. The current terms of our directors are set forth under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” All directors may serve any number of consecutive terms. None of our directors have entered service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
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
Takeda Executive Team
As management tasks continue to diversify, we have established a Takeda executive team under the President and Chief Executive Officer, consisting of certain directors and employees in senior positions who manage and supervise our key functions, as well as a Business Review Committee, which is responsible for consideration and determination of general management matters, a Portfolio Review Committee, which is responsible for R&D and products-related matters, and a Risk, Ethics and Compliance Committee, which is responsible for internal audit, risk management and compliance matters. Our board of directors has delegated all of its decision-making authority in respect of operational matters (excluding certain matters specified in the Companies Act, as well as substantive matters valued at 100 billion JPY or more or those matters which will have substantial impact on us or our stakeholders) to the President and Chief Executive Officer, three directors belonging to the Business Review Committee, one director belonging to the Portfolio Review Committee, and one director belonging to the Risk, Ethics and Compliance Committee.
Nomination Committee and Compensation Committee
We also have voluntarily established a Nomination Committee and a Compensation Committee as advisory committees of the board of directors. The majority of each committee’s members must be “External Members” (either external directors or external experts). Furthermore, at least one director who is an Audit and Supervisory Committee member must be assigned to each committee and each committee must be chaired by an external director. As of the date of this annual report, the Nomination Committee consists of one external director who serves as chairman, four other external directors and one other director as an observer who is not an external director, and the Compensation Committee consists of one external director who serves as chairman, and three other external directors. Together, the committees serve to ensure transparency and objectivity in decision-making relating to personnel matters for directors (including appropriate standards and procedures for appointment and reappointment and establishing and administering appropriate succession plans) and the compensation system (including appropriate levels of compensation for the directors, appropriate performance targets within the bonus system for directors and appropriate bonuses based on business results). Also, by resolution of the board of directors, the authority to decide the amount of individual remuneration of Internal Directors who are not Audit and Supervisory Committee members is delegated to the Compensation Committee, through which we have realized a more transparent process in determining individual remuneration.
Limitation of Liability of Directors
Under the Companies Act and our articles of incorporation, we may exempt, by resolution of the board of directors, our directors from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors as defined under the Companies Act) to limit their respective liabilities to us arising from their failure to execute their duties in good faith and without gross negligence, subject to applicable laws and regulations. We have entered into such agreements with our non-executive directors, which limit the maximum amount of their respective liabilities to us to the minimum amount stipulated by applicable laws and regulations, so long as those directors act in good faith and without gross negligence in performing their duties.

D.	Employees
As of March 31, 2020, we had 47,495 employees on a consolidated basis, of which 6,509 employees were based in Japan and 40,986 employees were based outside Japan.
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

E.	Share Ownership
The following table shows the number of shares owned by our directors as of March 31, 2020.
Directors

Name	Number of shares held (of which, number of shares scheduled to be issued pursuant to equity - settled share-based compensation plans)

Christophe Weber	398,062
(162,462)
Costa Saroukos	35,103
(33,603)
Masato Iwasaki	30,240
(11,244)
Andrew Plump	60,418
(60,418)
Masahiro Sakane	10,408
(9,508)
Olivier Bohuon	7,346
(7,346)
Jean-Luc Butel	11,522
(11,522)
Ian Clark	7,346
(7,346)
Yoshiaki Fujimori	12,808
(9,508)
Steven Gillis	7,346
(7,346)
Shiro Kuniya	11,508
(9,508)
Toshiyuki Shiga	12,208
(9,508)
Yasuhiko Yamanaka	35,967
(10,867)
Koji Hatsukawa	11,308
(9,508)
Emiko Higashi	11,522
(11,522)
Michel Orsinger	11,522
(11,522)
Total	674,634
(382,738)
Each of our directors held less than one percent of our total issued shares as of March 31, 2020. Shares held by directors have equal voting rights as common stock held by other holders.
For detailed information about our share-based compensation plans, including our stock option plan, stock incentive plan, phantom stock appreciation rights and restricted stock units, see Note 28 to our audited consolidated financial statements.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth the number of shares held of record by each of our principal shareholders as well as the percentage of our issued shares held by each of our principal shareholders as of March 31, 2020.

Shareholder	Number of shares held of record	Percentage of issued shares(1)
	(thousands, except percentages)
The Master Trust Bank of Japan, Ltd. (Trust account)	125,740	7.98%
The Bank Of New York Mellon as Depositary Bank for Depositary Receipt Holders	84,991	5.39
Japan Trustee Services Bank, Ltd. (Trust account)	81,195	5.15
JP Morgan Chase Bank 385632	47,739	3.03
Nippon Life Insurance Company	35,360	2.24
Japan Trustee Services Bank, Ltd. (Trust account 5)	33,897	2.15
SSBTC Client Omnibus Account	25,727	1.63
JP Morgan Chase Bank 385151	25,030	1.59
State Street Bank West Client-Treaty 505234	23,355	1.48
Japan Trustee Services Bank, Ltd. (Trust account 7)	22,268	1.41
Total	505,304	32.06%
___________
Notes:

(1)
Percentage of issued shares excludes treasury stock held as of March 31, 2020. As of March 31, 2020, we held 18,608,312 shares of common stock as treasury stock, which include 169,878 shares held by us, 18,353,308 shares held in trust for our stock-based compensation plans and 85,126 shares held by equity-method affiliates (based on our ownership percentage in them). The total number of issued shares, less treasury stock, used to calculate percentages in the above table include such shares held in trust or by equity-method affiliates.

Our major shareholders of common stock have the same voting rights as other holders of common stock.
As of March 31, 2020, there were 308 record holders of our common stock with addresses in the U.S., whose shareholdings represented approximately 22% of our outstanding common stock on that date. One such shareholder was The Bank of New York Mellon as depositary for holders of ADSs, which held 84.9 million shares, or 5.39% of the total number of shares in issue, as of such date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully reflect the number of beneficial owners in the U.S.
To the extent known to us, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly.
To our knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

B.	Related Party Transactions
From time to time, we enter into agreements and engage in transactions with a number of subsidiaries and affiliates in the ordinary course of our business. Takeda has one major affiliate, Teva Takeda Pharma Ltd., to which Takeda sells products and acts as a sales agent. Total transactions with Teva Takeda Pharma Ltd. for the fiscal year ended March 31, 2020 was 5.9 billion JPY. The terms and conditions of the related party transactions are entered into on terms consistent with third-party transactions and considering market prices. In addition, the receivables and payables are settled in cash and consistent with terms of third party settlements.

C.	Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information
Our audited consolidated financial statements are included under “Item 18—Financial Statements”.

Legal Proceedings
The information required by this item is set forth in our consolidated financial statements included in this annual report. See Note 32 to our audited consolidated financial statements for a detailed discussion of legal proceedings.
Dividends
Our capital resource management is based on the following:

•	investments in our internal R&D pipeline, foundational technology and ability to develop and bring to market new products;

•	dividends as an important tool for returning capital to shareholders, while emphasizing capital gains for shareholders through increased corporate value;

•	the maintenance of an investment-grade credit rating; and

•	disciplined alliances and acquisitions in order to strengthen our business around our key therapeutic areas.
As noted above, the return of capital to shareholders is one of the focus areas for our management, and we believe our dividend policy is an important tool for accomplishing our goals.
The following table sets forth the dividends paid with respect to each of our fiscal years indicated.

Dividends declared and paid	Total dividends (billions of yen)	Dividends per share (yen)	Basis date	Effective date
April 1, 2017 to March 31, 2018
Q1 2017	¥71.1	¥90.00	March 31, 2017	June 29, 2017
Q3 2017	71.2	90.00	September 30, 2017	December 1, 2017
April 1, 2018 to March 31, 2019
Q1 2018	71.5	90.00	March 31, 2018	June 29, 2018
Q3 2018	71.5	90.00	September 30, 2018	December 3, 2018
April 1, 2019 to March 31, 2020
Q1 2019	140.8	90.00	March 31, 2019	June 28, 2019
Q3 2019	141.9	90.00	September 30, 2019	December 2, 2019
Dividend declared for which the effective date falls in the following fiscal year are as follows:

Dividends declared and paid	Total dividends (billions of yen)	Dividends per share (yen)	Basis date	Effective date
April 1, 2020, to March 31, 2021
Q1 2020	¥141.9	¥90.00	March 31, 2020	June 25, 2020

B.	Significant Changes
No significant change has occurred since the date of the annual financial statements.
Item 9. The Offer and Listing

A.	Offer and Listing Details

See Item 9.C of this annual report.

B.	Plan of Distribution
Not applicable.

C.	Markets
In Japan, our common stock has been listed since 1949 on the Tokyo Stock Exchange. Our common stock is also listed on the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange. On each of these markets, our common stock trades under the securities identification code “4502.”
ADSs, each representing 0.5 shares of our common stock, have been listed on the New York Stock Exchange since 2018 and trade under the symbol “TAK.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.
Item 10. Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of March 31, 2020, our authorized share capital consisted of 3,500,000,000 shares of common stock of which 1,576,373,908 shares were issued.
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

•	Computerized information processing services, development, purchase and sale of software, and information providing services;

•	Support of businesses, and advice, training and assistance for management;

•	Trucking and freight forwarding;

•	Warehousing;

•	Publishing;

•	Management, purchase, sale and lease of real estate; and

•	Business ancillary or related to any of those specified in each foregoing clause.
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

Restriction on Distribution of Surplus
Under the Companies Act, we may distribute Surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than 3,000,000 JPY:

(a)	the amount of Surplus, as described below;

(b)
in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net profit for such period described in the statement of profit and loss constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c)	the book value of our treasury stock;

(d)	in the event that we disposed of treasury stock after the end of the previous fiscal year, the amount of consideration that we received for such treasury stock;

(e)
in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of profit and loss constituting the extraordinary financial statements; and

(f)
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

(V)	in the event that we canceled treasury stock after the end of the previous fiscal year, the book value of such treasury stock;

(VI)	in the event that we distributed Surplus after the end of the previous fiscal year, the aggregate of the following amounts:

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
For information as to Japanese taxes on dividends, see “Taxation — Japanese Taxation.”

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
Our own shares acquired by us may be held by us as treasury stock for any period or may be canceled by resolution of the board of directors or by determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a resolution of the board of directors or determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “— Rights to Allotment of Shares” above. We may also utilize our treasury stock (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.
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

C.	Material Contracts
Shire Acquisition
In connection with the Shire Acquisition, on May 8, 2018, we entered into a Co-operation Agreement with Shire, governing certain matters leading to the closing of the Shire Acquisition. The Shire Acquisition was completed on January 8, 2019. We incurred indebtedness in connection with the Shire Acquisition. Material agreements associated with such indebtedness are described below.
On June 8, 2018, we entered into the Term Loan Credit Agreement for an aggregate principal amount of 7.5 billion USD with, among others, JPMorgan Chase Bank N.A., Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd. and Mizuho Bank, Ltd. On December 20, 2018, we entered into Amendment No. 1 to the Term Loan Credit Agreement to make certain technical changes thereto. On October 18, 2019, we entered into Amendment No. 2 to the Term Loan Credit Agreement to make certain changes thereto, including changes to various financial covenants. We subsequently pre-paid an aggregate principal amount of 0.7 billion USD outstanding under the Term Loan Credit Agreement on March 12, 2020. On October 26, 2018, we entered into the SSTL with an aggregate commitment of 500.0 billion JPY, with Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., Mizuho Bank, Ltd., The Norinchukin Bank and Sumitomo Mitsui Trust Bank, Limited. On December 20, 2018, we entered into Amendment No. 1 to the SSTL to make certain technical changes thereto. On October 26, 2018, we also entered into the Subordinated Loan Agreement, with aggregate commitments of 500.0 billion JPY, with Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., Mizuho Bank, Ltd., The Norinchukin Bank and Sumitomo Mitsui Trust Bank, Limited, which may be used, at our option to refinance all or a portion of the borrowings under the SSTL. On June 6, 2019, we canceled the Subordinated Loan Agreement. On November 21, 2018, we entered into a Fiscal Agency Agreement with MUFG Bank, Ltd., as Fiscal Agent, under which we issued a total aggregate principal amount of 7.5 billion EUR of senior notes on the same day. On November 26, 2018, we entered into an Indenture with MUFG Union Bank, N.A., as Trustee (the “Indenture”), under which we issued a total aggregate principal amount of 5.5 billion USD of senior notes on the same day. On August 29, 2019, 1.0 billion USD total aggregate principal amount of such senior notes was redeemed. On December 3, 2018, we entered into the JBIC Loan with the Japan Bank for International Cooperation, for an aggregate principal amount of up to 3.7 billion USD. On December 25, 2018, we entered into Amendment No. 1 to the JBIC Loan to make certain technical changes thereto. On December 25, 2019, we entered into Amendment No.2 to the JBIC Loan to make certain changes thereto, including changes to various financial covenants. On June 6, 2019, we issued the Hybrid Bonds with an aggregate principal amount of 500 billion JPY, and we used the proceeds from the Hybrid Bonds offering to repay the SSTL.
The Term Loan Credit Agreement and Amendment No. 1 and Amendment No. 2 thereto, the Fiscal Agency Agreement, the Indenture and the JBIC Loan and Amendment No. 1 and Amendment No. 2 thereto are filed as exhibits hereto. English-language translations of the terms and conditions of the Hybrid Bonds are also filed as exhibits hereto.
For a more detailed description of the agreements mentioned above as well as the effect of the Shire Acquisition on our financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Borrowings and Financial Obligations.”

Letter Agreement with Baxter
On January 11, 2016, Baxter International Inc. (“Baxter”), Shire and Baxalta entered into a letter agreement (the “Letter Agreement”) in connection with the Shire’s acquisition of Baxalta, which, among other things, addresses certain aspects of a tax matters agreement entered into between Baxter and Baxalta prior to their separation in July 2015.
Under the Letter Agreement, from and after the closing of Shire’s acquisition of Baxalta (which occurred on June 3, 2016), Baxalta agreed to indemnify, and Shire agreed to guarantee such indemnity to, Baxter and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses resulting from the acquisition (other than losses resulting from any disposition of Baxalta common stock by Baxter (i) that are not attributable to the acquisition and (ii) other than in the initial distribution on July 1, 2015 and certain debt-for-equity exchanges, exchange offers, contribution of Baxalta shares to Baxter’s U.S. pension fund or a dividend distribution to Baxter’s shareholders (in each case as contemplated by the Letter Agreement).
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

D.	Exchange Controls
The Foreign Exchange and Foreign Trade Act of Japan (Gaikoku Kawase oyobi Gaikoku Boueki Hou) (the “FEFTA”) and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing shares of our common stock acquired and held by exchange non-residents and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell shares or ADSs outside Japan using currencies other than Japanese yen.
Exchange residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who reside within Japan; or

(ii)	corporations whose principal offices are located within Japan.
Exchange non-residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan; or

(ii)	corporations whose principal offices are located outside Japan.
Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese companies located outside Japan are regarded as exchange non-residents.
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

(iv)
general partnerships or limited partnerships under Japanese law or any similar partnerships under non-Japanese laws, where either: (A) 50% or more of the capital contributions to those entities are made by individuals who do not reside in Japan or certain other foreign investors or (B) a majority of the general partners of such entities are individuals who do not reside in Japan or certain other foreign investors; or

(v)
corporations or other entities of which a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation who are non-resident individuals.

Acquisition of Shares
Acquisition by an exchange non-resident of shares of a Japanese company from an exchange resident requires post facto reporting by the exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

(i)	the aggregate purchase price of the relevant shares is 100 million JPY or less;

(ii)	the acquisition is effected through any bank, financial instruments business operator or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or

(iii)	the acquisition constitutes an “inward direct investment” described below.
Inward Direct Investment in Shares of Listed Corporations
Inward Direct Investment
If a foreign investor acquires shares or voting rights of a Japanese company that is listed on a Japanese stock exchange, such as the shares of our common stock and ADSs, or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings and holdings of its closely-related persons, directly or indirectly holds 1% or more of (i) the issued shares or (ii) the total voting rights of the relevant company (shares and voting rights of the relevant company to be acquired are referred to as the “Inward Direct Investment Shares”), such acquisition constitutes an “inward direct investment” under the FEFTA.
Prior Notification
Where a foreign investor intends to acquire the Inward Direct Investment Shares, and any of the business conducted by the investee Japanese company falls within any business sectors designated under the Foreign Exchange Regulations (Shitei-Gyoshu) (this is our case), in principle, a notification of the acquisition must be made to the Minister of Finance in advance and any other competent Ministers having jurisdiction over that Japanese company (including the MHLW).
If such notification is made, the proposed acquisition cannot be consummated until 30 days have passed after the date of such notification (this period is referred to as the “Screening Period”); provided, however, that the Screening Period will be shortened to two weeks unless any of the relevant Ministers finds it necessary to check whether the proposed acquisition should be restricted from the viewpoint of national security or certain other factors. If the relevant Ministers find it necessary to check whether the proposed acquisition should be restricted, the Ministers may extend the Screening Period for up to five months; and the Ministers may eventually recommend any modifications to, or abandonment of, the proposed acquisition if necessary from the viewpoint of national security or certain other factors. If the foreign investor does not accept any of the recommendations, the relevant Ministers may order that the proposed acquisition be modified or abandoned.
Foreign investors acquiring the Inward Direct Investment Shares by way of a stock split are not subject to these notification requirements.
In addition, certain other activities of a foreign investor such as (i) voting for appointment of his/herself or a person related thereto as a director or corporate auditor of a company conducting the designated business and (ii) proposal and voting for transfer or abolishment of any designated business also constitute “inward direct investments” and, as a result, are subject to the prior notification requirements under the FEFTA.
Exemption from Prior Notification
Irrespective the foregoing, where any of the business conducted by the investee Japanese company falls within any designated business sector (Shitei-Gyoshu) other than core business sectors (Core-Gyoshu) specified in the Foreign Exchange Regulations (we are currently conducting no business belonging to core business sectors), the foreign investor including foreign financial institutions who complies with the following conditions is not required to make a prior notification upon his/her acquisition of the Inward Direct Investment since an exemption from prior notification requirements is applied;

(a)	the foreign investor and its closely-related persons will not become board members of the Japanese company;

(b)	the foreign investor will not propose transfer or disposition of the Japanese company’s business activities in the designated business sectors to or at the general shareholders’ meeting; and

(c)	the foreign investor will not access non-public information about the Japanese company’s technology in relation with business activities in the designated business sectors.
This exemption is not applicable to certain types of foreign investors (for example, a foreign investor with a certain record of sanctions due to violation of the Foreign Exchange Regulation, or state-owned enterprises), and such foreign investors must file the prior notification set forth above.
Post Transaction Report
A foreign investor who has made a prior notification mentioned above must file a post transaction report (the “Post Transaction Report”) with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 45 days after his/hers acquisition of the Inward Direct Investment Shares.

A foreign investor who acquires the Inward Direct Investment Shares in reliance with an exemption from prior notification, in principle, must file a Post Transaction Report within 45 days after such acquisition, if the total holding of Shares of him/her and his/her closely-related person reaches:

(i)	1% for the first time;

(ii)	3% for the first time; and

(iii)	10% or more for each acquisition.
provided, however, that foreign financial institutions specified in the Foreign Exchange Regulations are only required to file a Post Transaction Report for (iii) above.
Foreign investors acquiring the Inward Direct Investment Shares by way of a stock split are not subject to the Post Transaction Report requirements.
Expansion of core business sectors
As of June 11, while a specific timeline has not been determined, the Foreign Exchange Regulations is expected to be amended in order to include businesses manufacturing pharmaceuticals for pathogens in the core business sectors. After such amendment, a foreign investors who will invest in Japanese companies conducting such business, including us (other than the foreign financial institutions specified in the Foreign Exchange Regulations and complying with the conditions for exemption mentioned above) will be required to make a prior notification; provided, however, that if such foreign investor (i) acquires less than 10% of the Inward Direct Investment Shares (comprised of the aggregate amount of any existing holdings and holdings of its closely-related persons) of such Japanese company, and (ii) satisfies the following conditions in addition to conditions (a) to (c) set forth in “Exemption from Prior Notification” above, a prior notification will not be required;

(x)	Such foreign investor will not attend the Japanese companies’ board of directors or executive committees that make important decisions in business activities in core business sectors; and

(y)
Such foreign investor will not make any proposals, in a written form, to the Japanese companies’ board of directors or executive committees or their members with request that they respond and/or take any actions by certain deadlines in connection with business activities in core sectors.

Dividends and Proceeds of Sale
Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents may generally be converted into any foreign currency and repatriated abroad.
E. Taxation
Material U.S. Federal Income Tax Consequences
This section describes the material U.S. federal income tax consequences of owning ADSs. It applies to you only if you are a U.S. holder (as defined below) and you hold your ADSs as capital assets for tax purposes. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the ADSs.
You are a U.S. holder if you are a beneficial owner of ADSs and you are for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.
You should consult your own tax advisor regarding the U.S. federal, state and local tax consequences of owning and disposing of ADSs in your particular circumstances.
In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax.
The tax treatment of your ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Except as discussed below under “PFIC Rules”, this discussion assumes that we are not classified as a PFIC for U.S. federal income tax purposes.
Distributions. Under the U.S. federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that we distribute with respect to the ADSs will be qualified dividend income if the ADSs are readily tradable on an established securities market in the U.S. in the year that we distribute the dividend. Our ADSs are listed on the NYSE, so our ADSs are currently treated as readily tradable on an established securities market in the U.S. We therefore expect that dividends that we distribute on our ADSs will be qualified dividend income, provided the aforementioned holding period requirements are satisfied by the holder of our ADSs.
You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in income will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the depositary actually or constructively receives the dividend, even if the depositary (a) converts the yen into U.S. dollars at a different rate or (b) does not convert the dividend payment into U.S. dollars. If the depositary converts the yen into U.S. dollars at a different rate, then you will recognize U.S. source ordinary income (that would not be treated as qualified dividends) or loss equal to the difference between the U.S. dollars that you receive and the U.S. dollar amount that you included as dividend income. If the depositary does not convert the dividend payment into U.S. dollars, then you will recognize U.S. source ordinary income (that would not be treated as qualified dividends) or loss upon a conversion of the yen into U.S. dollars equal to the difference between the U.S. dollars that you receive in the conversion and the U.S. dollar amount that you included as dividend income.
Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.
Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your U.S. federal income tax liability.
Dividends will generally be income from sources outside the U.S. and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of our earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the U.S. for such taxable year, divided by the total amount of our earnings and profits for such taxable year.
Distributions of additional shares to you with respect to ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Capital Gains. If you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.
PFIC Rules. We believe that ADSs should not currently be treated as stock of a PFIC for U.S. federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year.
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
In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.
If you own ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621. However, as mentioned above, we believe that ADSs should not currently be treated as stock of a PFIC for U.S. federal income tax purposes and we do not expect to become a PFIC in the foreseeable future.

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
For the purpose of Japanese tax law and the tax treaty between the U.S. and Japan, a U.S. holder of ADSs will generally be treated as the owner of the shares underlying the ADSs evidenced by the ADRs.
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
Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the U.K. and the U.S. generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the U.S., dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and the Netherlands, Switzerland and the U.K. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our shares or ADSs.
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

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
We have filed this annual report with the SEC under the Exchange Act with respect to the ADSs. We are subject to the information requirements of the Exchange Act and, in accordance therewith, we are required to file annual reports on Form 20-F and furnish other reports and information on Form 6-K with the SEC.
A copy of our filings may be reviewed without charge at the SEC’s web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Such filings can be also viewed on our web site at https://www.takeda.com/investors/reports/sec-filings/. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

I.	Subsidiary Information
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

Fees and Expenses

Persons depositing or withdrawing shares of our common stock or ADS holders must pay:	For:
5.00 USD (or less) per 100 ADSs (or portion of 100 ADSs)	Issue of ADSs, including issues resulting from a distribution of shares of our common stock or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
0.05 USD (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares of our common stock and the shares of our common stock had been deposited for issuance of ADSs
Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
0.05 USD (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares of our common stock on our share register to or from the name of the depositary or its agent when persons deposit or withdraw shares of our common stock
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares of our common stock underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
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
Direct and Indirect Payments by the Depositary
The depositary has agreed to make revenue sharing payments to us based on a fixed portion of the net issuance, net cancellation cash dividend and net depositary servicing fees received by it under the deposit agreement, subject to a minimum annual payment based on the total of such fees received by the depositary. Accordingly, in the fiscal year ended March 31, 2020, we received 29.0 million USD of such revenue sharing payments.

The depositary has also agreed to waive fees and expenses for services provided to us, to ADS holders or to their respective brokers by the depositary in connection with the establishment, administration and ongoing servicing of the ADS program. Furthermore, the depositary has agreed to waive fees for certain value-added services, including training for our staff, investor relations advisory services and access to the depositary’s analytics and reporting platform. Accordingly, in the fiscal year ended March 31, 2020, the depositary waived approximately 0.1 million USD of fees and expenses.
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
We have carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of March 31, 2020. Disclosure controls and procedures require that information to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO have concluded that, as of March 31, 2020, our disclosure controls and procedures were effective at the reasonable assurance level.
Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Takeda’s internal control over financial reporting is designed to provide reasonable assurance to management regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements in accordance with IFRS. Management assessed the effectiveness of Takeda’s internal control over financial reporting as of March 31, 2020 based on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that, Takeda’s internal control over financial reporting is effective as of March 31, 2020. The effectiveness of internal control over financial reporting as of March 31, 2020 has been audited by KPMG AZSA LLC, our independent registered public accounting firm. Its audit report, including its opinion on management’s assessment of internal control over financial reporting, is included in the audited consolidated financial statements.
Attestation Report of the Registered Public Accounting Firm
See “Report of Independent Registered Public Accounting Firm” included in the audited consolidated financial statements.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended March 31, 2020 that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Koji Hatsukawa, an external director and member of our Audit and Supervisory Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the listing standards of the New York Stock Exchange as applicable through Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics
We have adopted the Takeda Global Code of Conduct, which applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Takeda Global Code of Conduct is posted on our corporate website at http://www.takeda.com/who-we-are/corporate-governance/global-ethics-compliance. No waivers to the Global Code of Conduct were granted to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions in the fiscal year ended March 31, 2020.

Item 16C. Principal Accountant Fees and Services
Audit and Non‑Audit Fees
The following table sets forth the fees billed to us by our independent certified public accountant, KPMG AZSA LLC (including its Japanese and non-Japanese affiliates), in the fiscal years ended March 31, 2019 and 2020:

	For the fiscal year ended March 31,
	2019		2020
	(billions of yen)
Audit fees (1)	~~¥~~	3.75	~~¥~~	3.91
Audit‑related fees (2)		0.05		0.08
Tax fees (3)		0.01		0.00
Other fees		—		0.00
Total fees	~~¥~~	3.81	~~¥~~	3.99
____________
Notes:

(1)	Audit fees were related to the audit of our consolidated financial statements and other services provided in connection with statutory and regulatory filings or engagements.

(2)	Audit‑related fees were related to assurance services with respect to our debt issuances.

(3)	Tax fees were related to tax compliance and other tax-related services.
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
Permissible non-audit services, which are limited to certain services permissible under applicable regulation and our internal rules, are pre-approved by the Audit and Supervisory Committee for individual services below 25 million JPY annually, subject to an aggregate annual limit of up to 250 million JPY for all such services. These services are subject to review by our management for compliance with our internal policies. All non-audit services exceeding the applicable monetary limits or which are not clearly within the scope of permitted non-audit services must be presented to and pre-approved by the Audit and Supervisory Committee. All services relating to tax or internal control are also subject to separate presentation to and pre-approval by the Audit and Supervisory Committee regardless of monetary value.
Item 16D. Exemptions from the Listing Standards for Audit Committees
As of the date of this annual report, we do not rely on any of the exemptions contained in paragraph (b)(1)(iv), the general exemption contained in paragraph (c)(3) or the last sentence of paragraph (a)(3) of Rule 10A-3 under the Exchange Act.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2020:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2019	318	¥4,326	—	—
May 1 to May 31, 2019	180	3,948	—	—
June 1 to June 30, 2019	199	3,737	—	—
July 1 to July 31, 2019	823	3,136	—	—
August 1 to August 31, 2019	993,553	3,744	993,400	—
September 1 to September 30, 2019	268	3,704	—	—
October 1 to October 31, 2019	480	3,762	—	—
November 1 to November 30, 2019	525	4,391	—	—
December 1 to December 31, 2019	808	4,438	—	—
January 1 to January 31, 2020	760	4,362	—	—
February 1 to February 28, 2020	319	4,253	—	—
March 1 to March 31, 2020	200	3,492	—	—
Total	998,433	¥3,745	993,400	—
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
In June 2019, our general meeting of shareholders approved annual transfers of up to 5.0 billion JPY to the wholly-owned trust for the purpose of purchasing shares of our common stock at the market in order to settle grants under the BIP during the three subsequent fiscal years. In August 2019, the wholly-owned trust used such funds to purchase 993,400 shares in respect of grants under the BIP, as reflected in the table above.
A total of 5,033 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2020, due to our purchase of shares constituting less than one “unit” (100 shares) from holders of shares constituting less than one unit at the current market price of those shares.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
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
Although the Companies Act does not require companies with audit and supervisory committees to establish nomination committees or compensation committees, we have established such committees in order to ensure transparency. Our Nomination Committee consists of five directors (all of which are independent external directors for the purposes of Japanese law and the rules of the Tokyo Stock Exchange) plus one director as an observer who is not an external director. Director candidates nominated by our Nomination Committee must be approved at our general meeting of shareholders. Unlike the nomination/corporate governance committees of U.S. domestic issuers, our Nomination Committee is not also responsible for corporate governance policies.
Our Compensation Committee consists of four directors (all of which are independent external directors for the purposes of Japanese law and the rules of the Tokyo Stock Exchange). The maximum total amount of compensation for our directors must be approved at our general meeting of shareholders, provided that the maximum total amounts for directors who are Audit and Supervisory Committee members and for other directors must be separately approved. The individual amounts of compensation for our directors (other than Audit and Supervisory Committee members) is determined in accordance with the compensation standards determined by our board of directors or a resolution of our board of directors. The individual amounts of compensation for our Audit and Supervisory Committee members are determined by discussion among the Audit and Supervisory Committee members.
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
Item 18. Financial Statements
The information required by this item is set forth in our consolidated financial statements included in this annual report.
Item 19. Exhibits

Exhibit No.	Exhibit
Exhibit 1.1*	Articles of Incorporation of Takeda Pharmaceutical Company Limited (English Translation)
Exhibit 1.2*	Regulations of the Board of Directors of Takeda Pharmaceutical Company Limited (English Translation)
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

Exhibit 2.5
Third Supplemental Indenture, dated as of February 4, 2019, to the Indenture dated as of September 23, 2016, among Shire Acquisitions Investments Ireland DAC, Takeda Pharmaceutical Company Limited, as guarantor, Shire plc, as guarantor, Baxalta Incorporated, as subsidiary guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.5 of the registrant’s Annual Report on Form 20-F filed on June 27, 2019).

Exhibit No.	Exhibit
Exhibit 2.6
Fourth Supplemental Indenture, dated as of July 2, 2019, to the Indenture dated as of September 23, 2016, among Shire Acquisitions Investments Ireland DAC, Takeda Pharmaceutical Company, as guarantor, Shire Limited, as guarantor, Baxalta Incorporated, as subsidiary guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form F-4 of the registrant, filed November 12, 2019).

Exhibit 2.7	Form of 1.900% Senior Notes due 2019 of Shire Acquisitions Investments Ireland DAC (incorporated by reference to Exhibit 4.1 of Shire plc’s Current Report on Form 8-K filed on September 21, 2016).
Exhibit 2.8	Form of 2.400% Senior Notes due 2021 of Shire Acquisitions Investments Ireland DAC (incorporated by reference to Exhibit 4.2 of Shire plc’s Current Report on Form 8-K filed on September 21, 2016).
Exhibit 2.9	Form of 2.875% Senior Notes due 2023 of Shire Acquisitions Investments Ireland DAC (incorporated by reference to Exhibit 4.3 of Shire plc’s Current Report on Form 8-K filed on September 21, 2016).
Exhibit 2.10	Form of 3.200% Senior Notes due 2026 of Shire Acquisitions Investments Ireland DAC (incorporated by reference to Exhibit 4.4 of Shire plc’s Current Report on Form 8-K filed on September 21, 2016).
Exhibit 2.11
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

Exhibit 2.13
Second Supplemental Indenture, to the Indenture dated as of June 23, 2015, between Baxalta Incorporated, Shire plc and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of June 3, 2016 (incorporated by reference to Exhibit 4.3 of Shire plc’s Current Report on Form 8-K filed on June 3, 2016).

Exhibit 2.14
Third Supplemental Indenture, to the Indenture dated as of June 23, 2015, between Baxalta Incorporated, Shire plc, Takeda Pharmaceutical Company Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of February 4, 2019 (incorporated by reference to Exhibit 2.13 of the registrant’s Annual Report on Form 20-F filed on June 27, 2019).

Exhibit 2.15
Fourth Supplemental Indenture, to the Indenture dated as of June 23, 2015, between Baxalta Incorporated, Shire plc, Takeda Pharmaceutical Company Limited and the Bank of New York Melon Trust Company, N.A., as Trustee, as of July 2, 2019 (incorporated by reference to Exhibit 4.14 of the Registration Statement on Form F-4 of the registrant, filed November 12, 2019).

Exhibit 2.16
Term Loan Credit Agreement among Takeda Pharmaceutical Company Limited, as Borrower, Various Financial Institutions, as Lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of June 8, 2018 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form 20-F of the registrant, filed on December 17, 2018).

Exhibit 2.17
Amendment No. 1, dated as of December 20, 2018, to the Term Loan Credit Agreement among Takeda Pharmaceutical Company Limited, as Borrower, Various Financial Institutions, as Lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of June 8, 2018 (incorporated by reference to Exhibit 2.15 of the registrant’s Annual Report on Form 20-F filed on June 27, 2019).

Exhibit 2.18*
Amendment No. 2, dated as of October 18, 2019, to the Term Loan Credit Agreement among Takeda Pharmaceutical Company Limited, as Borrower, Various Financial Institutions, as Lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of June 8, 2018.

Exhibit 2.19
Fiscal Agency Agreement, dated as of November 21, 2018, between Takeda Pharmaceutical Company Limited and MUFG Bank, Ltd., as Fiscal Agent (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Registration Statement on Form 20-F of the registrant, filed on December 17, 2018).

Exhibit 2.20
Indenture, dated as of November 26, 2018, between Takeda Pharmaceutical Company Limited and MUFG Union Bank, N.A., as Trustee (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form 20-F of the registrant, filed on December 17, 2018).

Exhibit 2.21
Loan Agreement, dated December 3, 2018, between Takeda Pharmaceutical Company Limited and Japan Bank for International Cooperation (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement on Form 20-F of the registrant, filed on December 17, 2018).

Exhibit 2.22
Amendment No. 1, dated as of December 25, 2018, to the Loan Agreement, dated December 3, 2018, between Takeda Pharmaceutical Company Limited and Japan Bank for International Cooperation (incorporated by reference to Exhibit 2.20 of the registrant’s Annual Report on Form 20-F filed on June 27, 2019).

Exhibit 2.23*	Amendment No. 2, dated as of December 25, 2019, to the Loan Agreement, dated December 3, 2018, between Takeda Pharmaceutical Company Limited and Japan Bank for International Cooperation.
Exhibit 2.24
(English Translation) Terms and Conditions of Hybrid Bonds issued by Takeda Pharmaceutical Company Limited on June 6, 2019 (incorporated by reference to Annex 1 to Exhibit 1 to the current report on Form 6-K of the Registrant furnished to the Commission on May 31, 2019).

Exhibit 2.25
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

Exhibit No.	Exhibit
Exhibit 4.2
Letter Agreement among Shire plc, Baxalta Incorporated and Baxter International Inc. dated January 11, 2016 (incorporated by reference to Exhibit 10.1 to Shire plc's Current Report on Form 8-K filed on January 11, 2016).

Exhibit 8.1	List of subsidiaries of Takeda Pharmaceutical Company Limited, as of March 31, 2020: See “Item 4. Information on the Company—C. Organizational Structure.”
Exhibit 12.1*	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a).
Exhibit 12.2*	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a).
Exhibit 13.1*	Certification of the chief executive officer required by 18 U.S.C. Section 1350.
Exhibit 13.2*	Certification of the chief financial officer required by 18 U.S.C. Section 1350.

*	Filed herewith.

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
Name: Costa Saroukos
Title: Chief Financial Officer
Date: June 24, 2020

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Takeda Pharmaceutical Company Limited and subsidiaries (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended March 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 24, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Evaluation of the provisions for U.S. Medicaid, U.S. Medicare and U.S. commercial managed care rebates
As discussed in Note 3 and 23 to the consolidated financial statements, the Company records provisions for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. state and Federal government health programs (collectively, U.S. rebates), such as U.S. Medicaid and U.S. Medicare as well as U.S. commercial managed care programs as a reduction to gross sales to arrive at net sales. Provisions for U.S. rebates are 213,189 million JPY as of March 31, 2020. The provisions for U.S. rebates are recorded in the same period that the corresponding revenues are recognized; however, the U.S. rebates are not fully paid until subsequent periods.
We identified the evaluation of the provisions for U.S. Medicaid, U.S. Medicare and U.S. commercial managed care programs as a critical audit matter because evaluating the expected product specific assumptions used to estimate the provisions for the U.S. Medicaid, U.S. Medicare and U.S. commercial managed care programs required a high degree of subjective auditor judgment. The expected product specific assumptions relate to estimating which of the Company’s revenue transactions will ultimately be subject to the U.S. Medicaid, U.S. Medicare and U.S. commercial managed care programs.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s U.S. Medicaid, U.S. Medicare and U.S. commercial managed care programs provision process, including controls related to the determination of the expected product specific assumptions used to estimate the provisions for U.S. Medicaid, U.S. Medicare and U.S. commercial managed care programs. We developed independent expectations of U.S. Medicaid, U.S. Medicare and U.S. commercial managed care programs provisions based on the ratios of historical U.S. Medicaid, U.S. Medicare and U.S. commercial managed care programs claims paid to historical gross sales and compared such independent estimates to management’s estimates. We compared a selection of U.S. Medicaid, U.S. Medicare and U.S. commercial managed care programs claims paid by the Company for consistency with the contractual terms of the Company’s rebate agreements. We evaluated the Company’s ability to accurately estimate the provisions for U.S. Medicaid, U.S. Medicare and U.S. commercial managed care programs by comparing historically recorded provisions to the actual amounts that were ultimately paid by the Company.

Evaluation of acquisition-date fair value of intangible assets associated with marketed products acquired in the Shire business acquisition
As discussed in Note 31 to the consolidated financial statements, on January 8, 2019, the Company completed the acquisition of 100% of the outstanding shares of Shire plc (Shire). During the year ended March 31, 2020, the Company completed the purchase price allocation and retrospectively adjusted the provisional amounts recognized at the acquisition date to reflect new information obtained about the facts and circumstances that existed as of the acquisition date. As a result, the intangible assets were retrospectively adjusted from the provisional fair value of 3,899,298 million JPY to the final fair value of 3,769,076 million JPY.
We identified the evaluation of acquisition-date fair value of certain intangible assets associated with marketed products acquired in the Shire business acquisition as a critical audit matter. The future sales forecast is one of the assumptions used in estimating the fair values of these intangibles and the testing of this assumption involved a high degree of subjective auditor judgement.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s fair value measurement process related to certain intangibles associated with marketed products acquired in the Shire acquisition. We evaluated the Company’s ability to estimate the future sales forecast by comparing the forecasted sales to actual sales. We evaluated the Company’s future sales forecast by comparing the future sales forecasts to the external information such as analysts’ expectations, industry trends and market trends.

/s/ KPMG AZSA LLC
We have served as the Company’s auditor since 2007.
Tokyo, Japan
June 24, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Takeda Pharmaceutical Company Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2020 and 2019, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated June 24, 2020 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG AZSA LLC
Tokyo, Japan
June 24, 2020

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Profit or Loss for the Year Ended March 31,

		JPY (millions, except per share data)
	Note	2018	2019(*)	2020
Revenue	4	¥1,770,531	¥2,097,224	¥3,291,188
Cost of sales		(495,921)	(651,729)	(1,089,764)
Selling, general and administrative expenses		(628,106)	(717,599)	(964,737)
Research and development expenses		(325,441)	(368,298)	(492,381)
Amortization and impairment losses on intangible assets associated with products	12	(122,131)	(178,617)	(455,420)
Other operating income	5	169,412	159,863	60,213
Other operating expenses	5	(126,555)	(103,159)	(248,691)
Operating profit		241,789	237,685	100,408
Finance income	6	39,543	16,843	27,831
Finance expenses	6	(31,928)	(83,289)	(165,006)
Share of loss of investments accounted for using the equity method	14	(32,199)	(43,627)	(23,987)
Profit (loss) before tax		217,205	127,612	(60,754)
Income tax (expenses) benefit	7	(30,497)	7,468	105,044
Net profit for the year		¥186,708	¥135,080	¥44,290
Attributable to:
Owners of the Company	8	¥186,886	¥135,192	¥44,241
Non-controlling interests		(178)	(112)	49
Net profit for the year		¥186,708	¥135,080	¥44,290
Earnings per share (JPY)
Basic earnings per share	8	¥239.35	¥140.61	¥28.41
Diluted earnings per share	8	237.56	139.82	28.25

(*)
During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, Consolidated Statements of Profit or Loss for the Year Ended March 31, 2019 were retrospectively adjusted. See Note 31 for further detail of completed purchase price allocation.

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Year Ended March 31,

		JPY (millions)
	Note	2018	2019(*)	2020
Net profit for the year		¥186,708	¥135,080	¥44,290
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	9	—	6,000	(3,512)
Remeasurement of defined benefit pension plans	9	724	(11,665)	(6,398)
		724	(5,665)	(9,910)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9	46,611	30,976	(207,072)
Net changes on revaluation of available-for-sale financial assets	9	4,714	—	—
Cash flow hedges	9	1,919	(33,793)	(25,689)
Hedging cost	9	1,606	(4,909)	(857)
Share of other comprehensive income (loss) of investments accounted for using the equity method	9, 14	382	(94)	(181)
		55,232	(7,820)	(233,799)
Other comprehensive income (loss) for the year, net of tax	9	55,956	(13,485)	(243,709)
Total comprehensive income (loss) for the year		¥242,664	¥121,595	¥(199,419)
Attributable to:
Owners of the Company		¥242,444	¥121,859	¥(199,569)
Non-controlling interests		220	(264)	150
Total comprehensive income (loss) for the year		¥242,664	¥121,595	¥(199,419)

(*)
During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Year Ended March 31, 2019 were retrospectively adjusted. See Note 31 for further detail of completed purchase price allocation.

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Financial Position as of March 31,

		JPY (millions)
	Note	2019(*)	2020
Assets
Non-current assets:
Property, plant and equipment	10	¥1,331,931	¥1,386,370
Goodwill	11	4,240,251	4,012,528
Intangible assets	12	4,751,169	4,171,361
Investments accounted for using the equity method	14	108,185	107,334
Other financial assets	15	191,737	262,121
Other non-current assets		87,472	103,846
Deferred tax assets	7	88,991	308,102
Total non-current assets		10,799,736	10,351,662
Current assets:
Inventories	16	919,670	759,599
Trade and other receivables	17	741,907	757,005
Other financial assets	15	23,276	15,822
Income taxes receivable		7,212	27,916
Other current assets		109,666	114,196
Cash and cash equivalents	18	702,093	637,614
Assets held for sale	19	489,213	157,280
Total current assets		2,993,037	2,469,432
Total assets		¥13,792,773	¥12,821,094

See accompanying notes to consolidated financial statements.

		JPY (millions)
	Note	2019(*)	2020
Liabilities and Equity
Liabilities:
Non-current liabilities:
Bonds and loans	20	¥4,766,005	¥4,506,487
Other financial liabilities	21	240,215	399,129
Net defined benefit liabilities	22	156,513	156,617
Income taxes payable		61,900	54,932
Provisions	23	33,762	37,605
Other non-current liabilities	24	73,882	52,793
Deferred tax liabilities	7	721,456	710,147
Total non-current liabilities		6,053,733	5,917,710
Current liabilities:
Bonds and loans	20	984,946	586,817
Trade and other payables	25	327,394	318,816
Other financial liabilities	21	47,200	95,706
Income taxes payable		150,698	182,738
Provisions	23	388,722	405,245
Other current liabilities	24	439,055	499,386
Liabilities held for sale	19	215,034	87,190
Total current liabilities		2,553,049	2,175,898
Total liabilities		8,606,782	8,093,608
Equity:
Share capital		1,643,585	1,668,123
Share premium		1,650,232	1,680,287
Treasury shares		(57,142)	(87,463)
Retained earnings		1,595,431	1,369,972
Other components of equity		349,879	92,564
Equity attributable to owners of the company		5,181,985	4,723,483
Non-controlling interests		4,006	4,003
Total equity		5,185,991	4,727,486
Total liabilities and equity		¥13,792,773	¥12,821,094

(*)
During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire Acquisition. Accordingly, Consolidated Statements of Financial Position as of March 31, 2019 were retrospectively adjusted. See Note 31 for further detail of completed purchase price allocation.

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for- sale financial assets	Cash flow hedges	Hedging cost	Remeasurement of defined benefit pension plans	Total	Other comprehensive income related to assets held for sale	Total	Non-controlling interests	Total equity
As of April 1, 2017	¥65,203	¥74,973	¥(48,734)	¥1,511,817	¥221,550	¥—	¥67,980	¥1,472	¥—	¥—	¥291,002	¥—	¥1,894,261	¥54,704	¥1,948,965
Net profit for the year				186,886							—		186,886	(178)	186,708
Other comprehensive income					46,252		5,057	1,919	1,606	724	55,558		55,558	398	55,956
Comprehensive income for the year	—	—	—	186,886	46,252	—	5,057	1,919	1,606	724	55,558	—	242,444	220	242,664
Transactions with owners:
Issuance of new shares	12,711	12,609									—		25,320		25,320
Acquisition of treasury shares			(41,545)								—		(41,545)		(41,545)
Disposal of treasury shares		0	1								—		1		1
Dividends (Note 26)				(142,120)							—		(142,120)	(2,189)	(144,309)
Changes in ownership											—		—	(32,750)	(32,750)
Transfers from other components of equity				724						(724)	(724)		—		—
Share-based compensation (Note 28)		18,610									—		18,610		18,610
Exercise of share-based awards (Note 28)		(15,452)	15,905								—		453		453
Transfers to other comprehensive income related to assets held for sale					4,795						4,795	(4,795)	—		—
Total transactions with owners	12,711	15,767	(25,639)	(141,396)	4,795	—	—	—	—	(724)	4,071	(4,795)	(139,281)	(34,939)	(174,220)
As of March 31, 2018	¥77,914	¥90,740	¥(74,373)	¥1,557,307	¥272,597	¥—	¥73,037	¥3,391	¥1,606	¥—	¥350,631	¥(4,795)	¥1,997,424	¥19,985	¥2,017,409
See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for- sale financial assets	Cash flow hedges	Hedging cost	Remeasurement of defined benefit pension plans	Total	Other comprehensive income related to assets held for sale	Total	Non-controlling interests	Total equity
As of April 1, 2018	¥77,914	¥90,740	¥(74,373)	¥1,557,307	¥272,597	¥—	¥73,037	¥3,391	¥1,606	¥—	¥350,631	¥(4,795)	¥1,997,424	¥19,985	¥2,017,409
Cumulative effects of changes in accounting policies (Note 2)				15,401		84,672	(73,037)	(1,378)			10,257		25,658	(10)	25,648
Restated opening balance	77,914	90,740	(74,373)	1,572,708	272,597	84,672	—	2,013	1,606	—	360,888	(4,795)	2,023,082	19,975	2,043,057
Net profit for the year(*)				135,192							—		135,192	(112)	135,080
Other comprehensive income (loss)(*)					26,301	5,938		(33,793)	(4,909)	(11,665)	(18,128)	4,795	(13,333)	(152)	(13,485)
Comprehensive income (loss) for the year	—	—	—	135,192	26,301	5,938	—	(33,793)	(4,909)	(11,665)	(18,128)	4,795	121,859	(264)	121,595
Transactions with owners:
Issuance of new shares	1,565,671	1,565,671									—		3,131,342		3,131,342
Acquisition of treasury shares			(1,172)								—		(1,172)		(1,172)
Disposal of treasury shares		(0)	3								—		3		3
Dividends (Note 26)				(142,697)							—		(142,697)	(169)	(142,866)
Changes in ownership				(2,337)	230						230		(2,107)	(15,536)	(17,643)
Transfers from other components of equity				32,565		(44,230)				11,665	(32,565)		—		—
Share-based compensation (Note 28)		20,102									—		20,102		20,102
Exercise of share-based awards (Note 28)		(26,281)	18,400								—		(7,881)		(7,881)
Basis adjustment related to acquisitions								34,739	4,715		39,454		39,454		39,454
Total transactions with owners	1,565,671	1,559,492	17,231	(112,469)	230	(44,230)	—	34,739	4,715	11,665	7,119	—	3,037,044	(15,705)	3,021,339
As of March 31, 2019	¥1,643,585	¥1,650,232	¥(57,142)	¥1,595,431	¥299,128	¥46,380	¥—	¥2,959	¥1,412	¥—	¥349,879	¥—	¥5,181,985	¥4,006	¥5,185,991

(*)	During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition.
Accordingly, Consolidated Statements of Changes in Equity as of March 31, 2019 were retrospectively adjusted. See Note 31 for further detail of completed purchase price allocation.

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Remeasurement of defined benefit pension plans	Total	Total	Non-controlling interests	Total equity
As of April 1, 2019	¥1,643,585	¥1,650,232	¥(57,142)	¥1,595,431	¥299,128	¥46,380	¥2,959	¥1,412	¥—	¥349,879	¥5,181,985	¥4,006	¥5,185,991
Cumulative effects of changes in accounting policies (Note 2)				(512)						—	(512)		(512)
Restated opening balance	1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the year				44,241						—	44,241	49	44,290
Other comprehensive income (loss)					(207,280)	(3,586)	(25,689)	(857)	(6,398)	(243,810)	(243,810)	101	(243,709)
Comprehensive income (loss) for the year	—	—	—	44,241	(207,280)	(3,586)	(25,689)	(857)	(6,398)	(243,810)	(199,569)	150	(199,419)
Transactions with owners:
Issuance of new shares	24,538	24,538								—	49,076		49,076
Acquisition of treasury shares			(52,750)							—	(52,750)		(52,750)
Disposal of treasury shares		(0)	1							—	1		1
Dividends (Note 26)				(282,693)						—	(282,693)	(153)	(282,846)
Transfers from other components of equity				13,505		(19,903)			6,398	(13,505)	—		—
Share-based compensation (Note 28)		29,122								—	29,122		29,122
Exercise of share-based awards (Note 28)		(23,605)	22,428							—	(1,177)		(1,177)
Total transactions with owners	24,538	30,055	(30,321)	(269,188)	—	(19,903)	—	—	6,398	(13,505)	(258,421)	(153)	(258,574)
As of March 31, 2020	¥1,668,123	¥1,680,287	¥(87,463)	¥1,369,972	¥91,848	¥22,891	¥(22,730)	¥555	¥—	¥92,564	¥4,723,483	¥4,003	¥4,727,486

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows for the Year Ended March 31,

		JPY (millions)
	Note	2018	2019(*)	2020
Cash flows from operating activities:
Net profit for the year		¥186,708	¥135,080	¥44,290
Depreciation and amortization		182,127	247,691	583,649
Impairment losses		13,544	10,120	101,882
Equity-settled share-based compensation		18,610	20,084	29,122
Gain on sales and disposal of property, plant and equipment		(434)	(45,220)	(990)
Gain on divestment of business and subsidiaries		(134,100)	(82,975)	(16,755)
Loss (gain) on liquidation of foreign operations		41,465	(2,669)	399
Change in fair value of contingent consideration liabilities		10,523	(5,966)	(18,387)
Finance (income) and expenses, net		(7,615)	66,446	137,175
Share of loss of investments accounted for using the equity method		32,199	43,627	23,987
Income tax expenses (benefit)		30,497	(7,468)	(105,044)
Changes in assets and liabilities:
Increase in trade and other receivables		(647)	(13,382)	(34,826)
Decrease in inventories		13,719	50,717	137,492
Increase (decrease) in trade and other payables		6,862	(16,413)	(29,932)
Increase (decrease) in provisions		(6,530)	47,063	21,938
Other, net		20,809	(73,347)	22,520
Cash generated from operations		407,737	373,388	896,520
Income taxes paid		(54,874)	(51,536)	(234,612)
Tax refunds and interest on tax refunds received		24,991	6,627	7,844
Net cash from operating activities		377,854	328,479	669,752
Cash flows from investing activities:
Interest received		2,412	6,305	11,487
Dividends received		7,699	2,739	1,382
Acquisition of property, plant and equipment		(67,005)	(77,677)	(127,082)
Proceeds from sales of property, plant and equipment		2,965	50,717	12,578
Acquisition of intangible assets		(61,257)	(56,437)	(90,628)
Acquisition of investments		(16,883)	(17,099)	(7,551)
Proceeds from sales and redemption of investments		40,743	65,035	49,402
Acquisition of business, net of cash and cash equivalents acquired	31	(28,328)	(2,958,686)	(4,890)
Proceeds from sales of business, net of cash and cash equivalents divested		85,080	85,131	461,546
Payments into restricted deposits		(71,774)	—	—
Proceeds from withdrawal of restricted deposits		—	71,844	—
Other, net		13,006	(7,570)	(14,125)
Net cash from (used in) investing activities		(93,342)	(2,835,698)	292,119
Cash flows from financing activities:
Net increase (decrease) in short-term loans and commercial papers	27	(403,931)	367,319	(351,223)
Proceeds from issuance of bonds and long-term loans	27	393,453	2,795,926	496,190
Repayments of bonds and long-term loans	27	(140,000)	—	(701,057)
Acquisition of treasury shares		(18,756)	(1,172)	(3,737)
Interest paid		(8,365)	(34,914)	(127,211)
Dividends paid		(141,893)	(142,952)	(282,582)
Acquisition of non-controlling interests		—	(2,392)	(1,700)
Repayments of lease liabilities (2019: Repayments of obligations under finance lease)	27	(2,658)	(1,741)	(30,000)
Facility fees paid for loan agreements		—	(19,507)	—
Other, net		(4,076)	(14,330)	(3,893)
Net cash from (used in) financing activities		(326,226)	2,946,237	(1,005,213)
Net increase (decrease) in cash and cash equivalents		(41,714)	439,018	(43,342)
Cash and cash equivalents at the beginning of the year
(Consolidated statements of financial position)	18	319,455	294,522	702,093
Cash and cash equivalents reclassified back from assets held for sale	19	21,797	451	629
Cash and cash equivalents at the beginning of the year		341,252	294,973	702,722
Effects of exchange rate changes on cash and cash equivalents		(4,565)	(31,269)	(21,766)
Cash and cash equivalents at the end of the year		294,973	702,722	637,614
Cash and cash equivalents reclassified to assets held for sale	19	(451)	(629)	—
Cash and cash equivalents at the end of the year
(Consolidated statements of financial position)	18	294,522	702,093	637,614

(*)
During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, Consolidated Statements of Cash Flows for the Year Ended March 31, 2019 were retrospectively adjusted. See Note 31 for further detail of completed purchase price allocation.

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
1. Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) is a global, values-based, research and development (“R&D”) driven biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, manufacturing and marketing of pharmaceutical products. Takeda has grown both organically and through acquisitions, completing a series of major transactions that have brought therapeutic, geographic and pipeline growth. Takeda’s principal pharmaceutical products include medicines in the following key business areas: gastroenterology (“GI”), rare diseases, Plasma-Derived Therapies (“PDT”), oncology, and neuroscience.
2. Basis of Preparation
Compliance with International Financial Reporting Standards
Takeda’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term IFRS also includes International Accounting Standards (“IASs”) and the related interpretations of the interpretation’s committees (Standard Interpretations Committee (“SIC”) and International Financial Reporting Interpretations Committee (“IFRIC”)).
Approval of Financial Statements
The Company’s consolidated financial statements presented were approved on June 24, 2020 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer (“CFO”) Costa Saroukos.
Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including investments, derivatives, and contingent considerations.
Functional and Presentation Currency
The consolidated financial statements are presented in Japanese Yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated.
New Accounting Standards and Interpretations Adopted
During the year ended March 31, 2020, Takeda has adopted the following new accounting standards:

IFRS 16 Leases (“IFRS 16”)

Takeda adopted IFRS 16 on April 1, 2019. The standard replaces IAS 17 Leases (“IAS 17”) and IFRIC 4 Determining whether an Arrangement contains a Lease (“IFRIC 4”) and introduces a single lease accounting model requiring a lessee to recognize lease liabilities and right-of-use (“ROU”) assets for almost all leases. Of the costs from operating leases previously included within cost of sales, selling, general and administrative expenses, research and development expenses, and other operating expenses, the portion related to the financing element is classified and reported as finance expenses. In the statement of cash flows, the lease payments previously included within cash flows from operating activities are reported within cash flows from financing activities.
Takeda adopted IFRS 16 using the modified retrospective approach and the cumulative effect of adopting the standard was recognized on April 1, 2019. At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of April 1, 2019. ROU assets were recognized at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, onerous lease provisions and business combination related fair value adjustments.
The adoption of IFRS 16 resulted in the recognition of lease liabilities (included in “Other financial liabilities”) of 217,325 million JPY and ROU assets (included in “Property, plant and equipment”) of 199,256 million JPY, excluding the amount related to leases previously classified as finance leases under IAS 17 in the consolidated statement of financial position as of April 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 2.8%. In the consolidated statement of cash flows, cash outflow of 32,943 million JPY for the year ended March 31, 2020 was presented in “net cash from (used in) financing activities” instead of “net cash from operating activities”. Other impact of applying IFRS 16 to the consolidated financial statements was immaterial.

Takeda elected the following transition practical expedients, to leases previously classified as operating leases under IAS 17:

•	Applying the recognition exemption for lease contracts for which the term ends within 12 months at the date of initial application

•
Adjusting the ROU assets by the amount of onerous contract provision recognized under IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application, as an alternative to an impairment review

Takeda has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before April 1, 2019, Takeda relied on its assessment made by applying IAS 17 and IFRIC 4.
The differences between Takeda’s operating lease commitments under IAS 17 disclosed in Note 32 and the total lease liabilities recorded in the consolidated statement of financial position as of April 1, 2019 under IFRS 16 are summarized below:

JPY (millions)
Operating lease commitments as of March 31, 2019 (Note 32)	233,578
Less: Recognition exemption for leases with less than 12 months of lease term at transition	(1,256)
Less: Recognition exemption for leases of low value asset	(319)
Add: Extension options reasonably certain to be exercised	20,266
Less: Lease contracts with commencement date after March 31, 2019	(4,394)
Less: Discounted using the incremental borrowing rate as of April 1, 2019	(31,783)
Add: Finance lease liabilities recognized as of March 31, 2019	179,411
Other	1,233
Lease liabilities recognized as of April 1, 2019	396,736
IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)
Takeda adopted IFRIC 23, which clarifies that, if it is considered probable that a tax authority will accept an uncertain tax treatment, the tax charge should be calculated on that basis. If it is not considered probable, the effect of the uncertainty should be estimated and reflected in the tax charge. In assessing the uncertainty, it is assumed that the tax authority will have full knowledge of all information related to the matter. The adoption of the interpretation did not have a material impact on Takeda’s consolidated financial statements.
IFRS 3 Definition of a Business (“IFRS 3”)
In October 2018, IFRS 3 was amended to clarify the definition of a business. This amendment clarified that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. In addition, this amendment added an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. This amendment is effective for Takeda on April 1, 2020, but the amendment allows early adoption. Takeda early adopted this amendment and the adoption of the amendment did not have a material impact on Takeda’s consolidated financial statements.
New Accounting Standards and Interpretations Issued and Not Yet Adopted
There were no new or amended accounting standards and interpretations issued and not yet adopted that would be expected to have a significant impact on Takeda’s consolidated financial statements. For those standards and interpretations where early adoption is permitted, Takeda does not plan to early adopt.
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
Information about judgments and estimates that have been made in the process of applying accounting policies and that have significant effects on the amounts reported in the consolidated financial statements, and information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements, are as follows:

•	Recognition and measurement of taxes based on uncertain tax positions (Note 7)

•	Recoverability of deferred tax assets (Note 7)

•	Impairment of property, plant and equipment; goodwill; and intangible assets (Note 10, Note 11, and Note 12, respectively)

•	Measurement of fair value of assets acquired and liabilities assumed and contingent consideration in business combinations (Note 27 and Note 31)

•	Measurement of defined benefit obligations (Note 22)

•	Measurement of provisions, including estimation of rebates and return reserves associated with Takeda’s product sales (Note 23)

•	Valuation assumptions relating to share-based compensation (Note 28)

•	Probability of an outflow of resources embodying economic benefits on contingent liabilities (Note 32)

Although the effects of the spread of COVID-19 could potentially impact business activities within Takeda, the overall impact on Takeda’s consolidated financial results has been limited to date. Therefore, the spread of COVID-19 did not have a significant impact on accounting estimates and assumptions used for the preparation of the consolidated financial statements.
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
Investments in Associates and Joint Arrangements
Associates are entities over which Takeda has significant influence over the decisions on financial and operating policies but does not have control or joint control. Investments in associates are accounted for using the equity method and recognized at cost on the acquisition date. The carrying amount is subsequently increased or decreased to recognize Takeda’s share of profit or loss and other comprehensive income of the associates. Intra-group profits on transactions with associates accounted for using the equity method are eliminated against the investment to the extent of Takeda’s equity interest in the associates. Intra-group losses are eliminated in the same way as intra-group profits unless there is evidence of impairment.
Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Takeda classifies joint arrangement into either joint operations or joint ventures. The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. Joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The assets, liabilities, revenues and expenses in joint operations are recognized in relation to Takeda’s interest. The investment in joint ventures is accounted for using the equity method. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss in profit or loss.
Business Combinations
Business combinations are accounted for using the acquisition method. The identifiable assets acquired and the liabilities assumed are measured at the fair values at the acquisition date. Goodwill is measured as the excess of the sum of the fair value of consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree less the fair value of identifiable assets acquired, net of liabilities assumed at the acquisition date. As part of business combinations, when the acquired entity consists of foreign operations with multiple functional currencies, Takeda allocates goodwill recognized upon the acquisition to the foreign operations based on the estimated cash flows of the acquired foreign operations.
The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred to former owners of the acquiree, and the equity interests issued by Takeda at the acquisition date. Non-controlling interests is initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets on a transaction-by-transaction basis. The consideration for certain acquisitions includes amounts contingent upon future events, such as the achievement of development milestones and sales targets.

Any contingent consideration included in the consideration payable for a business combination is recorded at fair value at the date of acquisition. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate discount rates. The fair values are reviewed at the end of each reporting period. The changes in the fair value based on the time value of money are recognized in finance expenses and the other changes are recognized in other operating income or other operating expenses in the consolidated statements of profit or loss.
Acquisition related costs are recognized as expenses in the period they are incurred. Changes in Takeda’s ownership interests in subsidiaries arising from transactions between Takeda and non-controlling interests that do not result in Takeda losing control over a subsidiary are treated as equity transactions and therefore, do not result in adjustments to goodwill.
Foreign Currency Translations
Foreign Currency Transactions
Foreign currency transactions are remeasured into the functional currency of each entity within Takeda using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the spot rates of exchange at the end of each reporting period. Non-monetary assets and liabilities that are measured at fair value in foreign currencies are remeasured using historical exchange rates at the date when the fair value was determined. Non-monetary assets and liabilities measured based on historical cost that are denominated in foreign currencies are remeasured at the exchange rate at the date of the initial transaction. Exchange differences arising from the remeasurement or settlement are recognized in profit or loss except when related to financial assets measured at fair value through other comprehensive income, as well as financial instruments designated as hedges of net investments in foreign operations and cash flow hedges subsequently recognized as other comprehensive income. The gain or loss arising from remeasurement of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss, are also recognized in other comprehensive income or profit or loss, respectively).
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
Revenue
Takeda’s revenue is primarily related to the sale of pharmaceutical products and is generally recognized when control of the products is passed to the customer in an amount that reflects the consideration to which Takeda expect to be entitled in exchange for those products. Control is generally transferred at the point in time of shipment to or receipt of the products by customer, or when the services are performed. The amount of revenue to be recognized is based on the consideration Takeda expects to receive in exchange for its goods and services. If a contract contains more than one contractual promise to a customer (performance obligation), the consideration is allocated based on the standalone selling price of each performance obligation. The consideration Takeda receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur.

Takeda’s gross sales are subject to various deductions, which are primarily composed of rebates and discounts to retail customers, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgement when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales. Takeda monitors the obligation for these deductions on at least a quarterly basis and record adjustments when rebate trends, rebate programs and contract terms, legislative changes, or other significant events indicate that a change in the obligation is appropriate. Historically, adjustments to rebate accruals have not been material to net earnings. The United States (the “U.S.”) market has the most complex arrangements related to revenue deductions.
The following summarizes the nature of the most significant adjustments to revenue:

•
U.S. Medicaid: The U.S. Medicaid Drug Rebate Program is administered by state governments using state and federal funds to provide assistance to certain qualifying individuals and families, who cannot finance their own medical expenses. Calculating the rebates to be paid related to this program involves interpreting relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Provisions for Medicaid rebates are estimated based upon identifying the products subject to a rebate, historical experience, patient demand, product pricing and the mix of contracts and specific terms in the individual state agreements. The provisions for Medicaid rebates are recorded in the same period that the corresponding revenues are recognized; however, the Medicaid rebates are not fully paid until subsequent periods. There is often a time lag of several months between Takeda recording the revenue deductions and Takeda’s final accounting for Medicaid rebates. These expected product specific assumptions relate to estimating which of the Takeda’s revenue transactions will ultimately be subject to the U.S. Medicaid program.

•
U.S. Medicare: The U.S. Federal Medicare Program, which funds healthcare benefits to individuals age 65 or older and certain disabilities, provides prescription drug benefits under Part D section of the program. This benefit is provided and administrated through private prescription drug plans. Provisions for Medicare Part D rebates are calculated based on the terms of individual plan agreements, patient demand, product pricing and the mix of contracts. The provisions for Medicare Part D rebates are recorded in the same period that the corresponding revenues are recognized; however, the Medicare Part D rebates are not fully paid until subsequent periods. There is often a time lag of several months between Takeda recording the revenue deductions and Takeda’s final accounting for Medicare Part D rebates. These expected product specific assumptions relate to estimating which of the Takeda’s revenue transactions will ultimately be subject to the U.S. Medicare program.

•
Customer rebates: Customer rebates including commercial managed care in the U.S. are offered to purchasing organizations, health insurance companies, managed healthcare organizations, and other direct and indirect customers to sustain and increase market share, and to ensure patient access to Takeda’s products. Since rebates are contractually agreed upon, the related provisions are estimated based on the terms of the individual agreements, historical experience, and patient demand. The provisions for commercial managed care rebates in the U.S. are recorded in the same period that the corresponding revenues are recognized; however, commercial managed care rebates in the U.S. are not fully paid until subsequent periods. There is often a time lag of several months between Takeda recording the revenue deductions and Takeda’s final accounting for commercial managed care rebates in the U.S. These expected product specific assumptions relate to estimating which of the Takeda’s revenue transactions will ultimately be subject to the commercial managed care in the U.S.

•
Wholesaler chargebacks: Takeda has arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Provisions for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product demand. Takeda has a legally enforceable right to set off the trade receivables and chargebacks and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Thus the provision for chargebacks are recorded as a deduction from trade receivables on the consolidated statements of financial position.

•
Return reserves: When Takeda sells a product providing a customer the right to return it, we record a provision for estimated sales returns based on our sales return policy and historical return rates. We estimate the proportion of recorded revenue that will result in a return by considering relevant factors, including past product returns activity, the estimated level of inventory in the distribution channel and the shelf life of products.

Because the amounts are estimated, they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the type of purchasing organization, end consumer, and product sales mix.
Takeda generally receives payments from customers within 90 days after the point in time when goods are delivered to the customers. Takeda usually performs those transactions as a principal, but Takeda also sells products on behalf of others in which case revenue is recognized at an amount of sales commission that Takeda expects to be entitled as an agent.
Takeda also generates revenue in the form of royalty payments, upfront payments, and milestone payments from the out-licensing of intellectual property (“IP”). Royalty revenue earned through a license is recognized when the underlying sales have occurred. Revenue from upfront payment is generally recognized when Takeda provides a right to use IP. Revenue from milestone payments is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and a significant reversal in the amount of revenue recognized will not occur. Revenue from other services such as R&D of compounds that are out-licensed is recognized over the service period.
Takeda generally receives payments from customers within 60 days after entering into out-licensing contracts or confirmation by customers that conditions for the milestone payments are met. Takeda licenses its own intellectual property rights to customers and performs those transactions as a principal. Takeda also provides other services as a principal.
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
Advertising and Sales Promotion Expenses
Costs of advertising and sales promotion are expensed as incurred. Advertising and sales promotion expense was 115,708 million JPY, 106,755 million JPY, and 121,340 million JPY for the years ended March 31, 2018, 2019 and 2020, respectively.
Research and Development Expenses
Research costs are expensed in the period incurred. Internal development expenditures are capitalized when the criteria for recognizing an asset are met in accordance with IAS 38 Intangible Assets, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss in the consolidated statements of profit or loss. Property, plant and equipment used for R&D is capitalized and depreciated over the estimated life of the asset.

Income Taxes
Income taxes consist of current taxes and deferred taxes. Current and deferred taxes are recognized in profit or loss, except for income taxes resulting from business combinations, and income taxes recognized in either other comprehensive income or equity related to items that are recognized, in the same or different period, outside of profit or loss.
Current Taxes
The current taxes payable or receivable is based on taxable profit for the year. Taxable profit differs from reported profit because taxable profit excludes items that are either never taxable or tax deductible or items that are taxable or tax deductible in a different period. Income taxes payable and income taxes receivable, including those from prior fiscal years, are measured at the amount that is expected to be paid to or received from the taxation authorities, reasonably reflecting uncertainty related to income taxes, if any. Takeda’s current taxes also include liabilities related to uncertain tax positions. Takeda’s current tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted by the reporting date.
Deferred Taxes
Deferred taxes are calculated based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes at the end of the reporting period. Deferred tax assets are recognized for deductible temporary differences, unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which the assets can be utilized. This requires Takeda to evaluate and assess the probability of future taxable profit and Takeda’s business plan, which are inherently uncertain. Uncertainty of estimates of future taxable profit could increase due to changes in economies in which Takeda operates, changes in market conditions, effects of currency fluctuations, or other factors. Takeda’s deferred taxes also include liabilities related to uncertain tax positions. Deferred tax liabilities are generally recognized for taxable temporary differences.
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
Property, Plant and Equipment
Property, plant and equipment are measured using the cost model and is stated at cost less accumulated depreciation and accumulated impairment loss. Acquisition cost includes mainly the costs directly attributable to the acquisition and the initial estimated dismantlement, removal, and restoration costs associated with the asset. Except for assets that are not subject to depreciation, such as land and construction in progress, assets are depreciated mainly using the straight-line method over the estimated useful life of the asset. ROU assets are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life unless it is reasonably certain that Takeda will obtain ownership by the end of the lease term. The depreciation of these assets begins when they are available for use.
The estimated useful life of major asset items is as follows:

•	Buildings and structures 3 to 50 years

•	Machinery and vehicles 2 to 20 years

•	Tools, furniture and fixtures 2 to 20 years
Goodwill
Goodwill arising from business combinations is stated at its cost less accumulated impairment losses. Goodwill is not amortized. Goodwill is allocated to cash-generating units or groups of cash-generating units based on expected synergies and tested for impairment annually or whenever there is any indication of impairment. Impairment losses on goodwill are recognized in the consolidated statements of profit or loss and no subsequent reversal will be made.
Intangible Assets Associated with Products
Marketed Products
An intangible asset associated with a marketed product is amortized on a straight-line basis over the estimated useful life, which is based on expected exclusivity period, ranging from 3 to 20 years. Amortization of intangible assets is included in amortization and impairment losses on intangible assets associated with products in the consolidated statements of profit or loss. Amortization and impairment losses on intangible assets associated with products is separately stated in the consolidated statements of profit or loss because intangible assets associated with products have various comprehensive rights and contribute to our ability to sell, manufacture, research, market and distribute products, compounds and benefit multiple business functions.
In-Process R&D
Takeda regularly enters into collaboration and in-license agreements with third parties for products and compounds for R&D projects. Payments for collaboration agreements generally take the form of subsequent development milestone payments. Payments for in-license agreements generally take the form of up-front payments and subsequent development milestone payments.
Up-front payments for in-license agreements are capitalized upon commencement of the in-license agreements, and development milestone payments are capitalized when the milestone is triggered.
These intangible assets relating to products in development that are not yet available for use are not amortized. These intangible assets are assessed for impairment on an annual basis, or more frequently if indicators of a potential impairment exist. An impairment is recorded if the carrying value exceeds the recoverable amount of the intangible assets. Intangible assets relating to products which fail during development or for which development ceases for any reason are written down to their recoverable amount which is typically nil.
If and when Takeda obtains approval for the commercial application of a product in development, the related in-process R&D assets will be reclassified to intangible assets associated with marketed products and amortized over its estimated useful life from marketing approval.
Intangible Assets – Software
Software is recognized at cost and amortized on a straight-line basis over the expected useful life. The useful life used for this purpose is 3 to 10 years. Amortization of intangible assets – software is included in cost of sales, selling, general and administrative expenses, and research and development expenses in the consolidated statements of profit or loss.
Leases
Subsequent to April 1, 2019
As Lessee
Takeda assesses whether a contract is or contains a lease at inception of a contract. As a lessee, Takeda recognizes a ROU asset and a corresponding lease liability for all contracts in which it is a lessee in the consolidated statements of financial position at the lease commencement date.
The ROU asset is initially measured at cost, being the initial amount of the lease liability adjusted for any lease payments made at or before the lease commencement date and subsequently at cost less any accumulated depreciation and impairment losses. The ROU asset is subsequently depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the underlying asset. The ROU asset is subject to impairment assessment.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Takeda’s incremental borrowing rate.
Generally, Takeda uses its incremental borrowing rate as the discount rate. The lease term comprises a non-cancellable period of lease contracts and periods covered by an option to extend or terminate the lease if Takeda is reasonably certain to exercise that option. After initial recognition, the lease liability is measured at amortized cost using the effective interest method. If there is a change in future lease payments, such as from reassessment of whether an extension or termination option will be exercised, the lease liability is remeasured. A corresponding adjustment is made to the ROU asset or is recorded in the consolidated statements of profit or loss when the right-of-use asset has been fully depreciated.
Takeda has elected to apply recognition exemption for leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments for such leases are recognized as an expense on a straight-line basis over the lease term.
As a practical expedient, Takeda has elected not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.

Prior to April 1, 2019
Leases are classified as finance leases if substantially all the risks and rewards incidental to ownership are transferred to the lessee. Leases other than finance leases are classified as operating leases.
As Lessee
At the commencement of the lease term, Takeda recognized finance leases as assets and liabilities in the consolidated statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Lease payments for operating leases are recognized as expenses on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern of the user’s benefit available.
Impairment of Non-Financial Assets
Takeda assesses whether there is any indication of impairment for non-financial assets at the end of each reporting period, excluding inventories, deferred tax assets, assets held for sale, and net defined benefit assets. If any such indication exists, or in cases in which an impairment test is required to be performed each year, the recoverable amount of the asset is estimated. In cases the recoverable amount cannot be estimated for each asset, they are estimated at the cash-generating unit level. The recoverable amount of an asset or a cash-generating unit is determined at the higher of its fair value less costs of disposal or its value in use. In determining the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the time value of money and the risks specific to the asset. If the carrying amount of the asset or cash-generating unit exceeds the recoverable amount, impairment loss is recognized in profit or loss and the carrying amount is reduced to the recoverable amount. An asset or a cash-generating unit other than goodwill, for which impairment losses were recognized in prior years, is assessed at the end of the reporting period to determine whether there is any indication that the impairment loss recognized in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset or cash-generating unit is estimated. In cases the recoverable amount exceeds the carrying amount of the asset or cash-generating unit, the impairment loss is reversed up to the lower of the estimated recoverable amount or the carrying amount, net of depreciation and amortization, that would have been determined if no impairment loss had been recognized in prior years. The reversal of impairment loss is immediately recognized in profit or loss.
Inventories
Inventories are measured at the lower of cost or net realizable value. The cost of inventories is determined mainly using the weighted-average cost formula. The cost of inventories includes purchase costs, costs of conversion, and other costs incurred in bringing the inventories to the present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point, a provision is made against the carrying value to its recoverable amount. The provision is then reversed at the point when a high probability of regulatory approval is determined.
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
Post-employment Benefit
Takeda sponsors lump-sum payments on retirement, pensions and other plans such as post-retirement medical care as post-employment benefit plans. They are classified as defined benefit plans or defined contribution plans, depending on the characteristics of the plans.
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

Remeasurement of net defined benefit plans is recognized in full in other comprehensive income and transferred to retained earnings in the period in which they are recognized.
Defined Contribution Plans
The costs for defined contribution plans are recognized as expenses when employees render related services.
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
Financial Assets – Subsequent to April 1, 2018
Initial Recognition and Measurement
Financial assets are recognized in the consolidated statements of financial position when Takeda becomes a party to the contract of the instruments. Financial assets, except for investments in debt instruments measured at fair value through profit or loss (“FVTPL”), are initially measured at fair value plus transaction costs that are directly attributable to the acquisition.

•
Investments in debt instruments measured at amortized cost: Assets such as trade and other receivables that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for deductions such as impairment loss allowance and cash discounts.

•
Investments in debt instruments measured at fair value through other comprehensive income (“FVTOCI”): Assets that are held within a business model objective whose objective is achieved by both collecting contractual cash flows and selling financial assets whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at FVTOCI.

•	Investments in debt instruments measured at FVTPL: Assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL.

•
Equity instruments measured at FVTOCI: On initial recognition, Takeda makes an irrevocable FVTOCI election (on an instrument-by-instrument basis) to present the subsequent changes in the fair value of equity instruments in other comprehensive income for certain equity instruments held for the long term for strategic purposes. At the reporting date, Takeda designates all of its equity instruments as financial assets measured at FVTOCI.

Subsequent Measurement and Derecognition
Takeda derecognizes a financial asset only when the contractual right to receive the cash flows from the asset expires or when Takeda transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

•
Investments in debt instruments measured at amortized cost: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

•
Investments in debt instruments measured at FVTOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. Upon derecognition of the investments, the gains and losses accumulated in other comprehensive income related to the investment is reclassified to profit or loss.

•
Investments in debt instruments measured at FVTPL: These assets are subsequently measured at fair value, and a gain or loss on debt instruments that is subsequently measured at FVTPL is recognized in profit or loss.

•
Equity instruments measured at FVTOCI: These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and are never reclassified to profit or loss. Upon derecognition of the investments, the amounts in other comprehensive income related to the investment is reclassified within equity to retained earnings.
Impairment
Loss allowances are established using an Expected Credit Loss (“ECL”) model. The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivables. Takeda has elected to measure provisions for trade receivables, contract assets and lease receivables at an amount equal to lifetime ECL. Takeda uses a provisions matrix based on historical loss rates adjusted for forward looking information to calculate ECL. These provisions represent the difference between the contractual amount of the trade receivables and the lease receivables in the consolidated statements of financial position and the estimated collectible net amount.
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

•
Available-for-sale financial assets – Available-for-sale financial assets are measured at fair value as of the end of the reporting period, and the gains and losses arising from changes in fair value are recognized in other comprehensive income. Exchange differences on monetary assets are recognized in profit or loss. Dividends on available-for-sale financial assets (equity instruments) are recognized in profit or loss in the reporting period when Takeda’s right to receive the dividends is established. Upon derecognition of the investments, the amounts in other comprehensive income related to the investment is reclassified to profit or loss.

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

Financial Liabilities
Initial Recognition and Measurement
Financial liabilities are recognized in the consolidated statements of financial position when Takeda becomes a party to the contract of financial instruments. Financial liabilities are classified, at initial recognition, as financial liabilities measured at FVTPL, bonds and loans, or payables.
Financial liabilities, except for those measured at FVTPL, are initially measured at fair value less transaction costs that are directly attributable to the issuance.
Subsequent Measurement

•
Financial liabilities measured at FVTPL: Financial liabilities measured at fair value through profit or loss are measured at fair value, and any gains or losses arising on re-measurement are recognized in profit or loss. Financial liabilities measured at FVTPL include derivatives and financial liabilities associated with contingent consideration arrangements.

•	Other financial liabilities, including bonds and loans: Other financial liabilities are measured at amortized cost mainly using the effective interest method.
Derecognition
Takeda derecognizes a financial liability only when the obligation specified in the contract is discharged, canceled, or expires. On derecognition of a financial liability, the difference between the carrying amount and the consideration paid or payable is recognized in profit or loss.
Derivatives
Takeda hedges the risks arising mainly from its exposure to fluctuations in foreign currency exchange rates and interest rates using derivatives such as foreign exchange forward contracts, currency options, interest and cross currency interest rate swaps and forward rate agreements. Takeda does not enter into derivative transactions for trading or speculative purposes. Derivatives are measured at FVTPL unless the derivative contracts are designated as hedging instruments. The gains and losses on derivatives that are not designed as hedging instruments are recognized in profit or loss. The treatment of the change in fair value for derivatives designated as hedging instruments varies based on the type of hedge as described below.
Hedge Accounting- Subsequent to April 1, 2018
For foreign currency exposure as a result of transaction risk, Takeda designates certain non-derivatives, such as foreign currency denominated debt, as net investment hedges of foreign operations. For foreign currency exposure due to foreign currency denominated transactions, Takeda designates certain derivatives, such as foreign currency forwards, currency options and cross currency interest rate swaps, as cash flow hedges of forecasted transactions. For interest risk exposure Takeda designates derivatives such as interest and cross currency interest rate swaps and forward rate agreements, as cash flow hedges of forecasted transactions. Within the designation documentation at inception, Takeda documents the risk management objective, nature of the risk being hedged, and relationship between hedging instruments and hedged risk based on the strategy for undertaking the hedging relationships. At inception and on a quarterly basis, Takeda also assesses whether the hedging instruments are highly effective in offsetting changes in the fair value or the cash flows of the hedged item.

•
Cash flow hedges: the effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. The cumulative gain or loss that was previously recognized in other comprehensive income is reclassified to profit or loss in the same period when the cash flows of the hedged items are recognized in profit or loss and in the same line item in the consolidated statements of profit or loss. The currency basis spread and the time value of the foreign currency options are accounted for and presented as hedging cost under other components of equity separately from cash flow hedges.

•
Net investment hedges: the gain or loss on hedging instruments is recognized in other comprehensive income. At the time of disposal of the foreign operations, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss.

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
Transaction costs of financial liabilities
Transaction costs relating to the financial liabilities of debt issued are recorded against the corresponding debt and amortized to the consolidated statements of profit or loss over the period to the earliest redemption date of the debt, using the effective interest rate method. On extinguishment of the related debt, any unamortized deferred transaction costs are written off and charged to interest expense in the consolidated statements of profit or loss.

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
Cash-settled Share-based Payments
Cash-settled share-based payments are granted based on the service performed by the employees, directors, and senior management. The service received and the corresponding liability are measured at the fair value of the corresponding liability. The fair value of the liability-classified awards granted to employees, directors, and senior management are recognized as expense over the vesting period of the awards with a corresponding amount as an increase in liability. Takeda re-measures the fair value of the liability at the end of each reporting period and at the date of settlement and recognizes any changes in fair value in profit or loss.
Capital
Ordinary Shares
Proceeds from the issuance of ordinary shares by Takeda are included in share capital and share premium.
Treasury Shares
When Takeda acquires treasury shares, the consideration paid is recognized as a deduction from equity. When Takeda sells the treasury shares, the difference between the carrying amount and the consideration received is recognized in share premium.
4. Operating Segment and Revenue Information
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing and marketing of pharmaceutical products, over-the-counter (“OTC”) medicines and quasi-drug consumer products, and other healthcare products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Sales of pharmaceutical products	¥1,693,838	¥2,026,273	¥3,204,152
Royalty and service income	76,693	70,951	87,036
Total	¥1,770,531	¥2,097,224	¥3,291,188
Revenue by Therapeutic Area and Product

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Gastroenterology:
Entyvio	¥201,350	¥269,199	¥347,196
Takecab-F (1)	48,488	58,241	72,713
Dexilant	65,739	69,197	62,797
Gattex/Revestive	—	12,753	61,812
Pantoprazole	65,829	61,629	49,463
Alofisel	—	45	373

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Others	70,623	68,254	103,542
Total Gastroenterology	452,029	539,318	697,896
Rare Diseases:
Rare Metabolic:
Elaprase	—	15,083	67,924
Replagal	—	11,437	51,253
Vpriv	—	8,688	38,013
Natpara	—	7,094	13,635
Total Rare Metabolic	—	42,302	170,825
Rare Hematology:
Advate	—	32,099	157,856
Adynovate	—	10,740	58,672
FEIBA	—	9,634	51,508
Others	—	14,231	66,204
Total Rare Hematology	—	66,704	334,240
Hereditary Angioedema:
Takhzyro	—	9,729	68,271
Firazyr	—	6,416	32,662
Cinryze	—	3,104	24,346
Kalbitor	—	1,166	4,544
Total HAE (Hereditary Angioedema)	—	20,415	129,823
Total Rare Diseases	—	129,421	634,888
PDT Immunology:
Immunoglobulin	12,253	73,462	298,697
Albumin	2,386	12,299	67,215
Others	1,789	7,718	28,253
Total PDT Immunology	16,428	93,479	394,165
Oncology:
Velcade	137,312	127,869	118,321
Leuprorelin	108,062	110,074	109,048
Ninlaro	46,427	62,171	77,555
Adcetris	38,514	42,903	52,672
Iclusig	23,123	28,705	31,815
Alunbrig	2,825	5,199	7,237
Others	21,154	22,519	24,308
Total Oncology	377,417	399,440	420,956
Neuroscience:
Vyvanse	—	49,354	274,077
Trintellix	48,372	57,550	70,666
Adderall XR	—	5,404	24,305
Others	33,734	42,362	69,472
Total Neuroscience	82,106	154,670	438,520
Other:
Azilva-F (1)	63,968	70,762	76,749
Nesina-F (1)	50,232	54,789	57,958
Lotriga	28,489	30,856	31,752
Others	699,862	624,489	538,304

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Total Other	842,551	780,896	704,763
Total	¥1,770,531	¥2,097,224	¥3,291,188
(1) The figures include the amounts of fixed dose combinations and blister packs.
Geographic Information
Takeda’s revenue from contracts with customers is based in the following geographic locations:

	JPY (millions) For the Year Ended March 31
	Japan	United States	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2018	¥580,349	¥598,341	¥313,723	¥68,240	¥75,658	¥104,026	¥30,194	¥1,770,531
2019	571,016	828,985	405,641	59,741	88,115	105,411	38,315	2,097,224
2020	592,786	1,595,922	645,528	76,835	143,456	165,401	71,260	3,291,188
“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.
Takeda’s non-current assets are held in the following geographic locations:

	JPY (millions) As of March 31
	Japan	United States	Switzerland	Other	Total
2019	¥400,342	¥6,490,692	¥2,004,907	¥1,481,209	¥10,377,150
2020	385,709	6,533,733	1,484,238	1,240,046	9,643,726
Non-current assets exclude financial instruments, deferred tax assets and net defined benefit assets.
During the year ended March 31, 2020, Takeda completed the purchase price allocation to the assets acquired and liabilities assumed as part of the Shire acquisition. As a result, the non-current assets by geographic location as of March 31, 2019 were retrospectively adjusted.
Information Related to Major Customers
During the years ended March 31, 2018, and 2019, Medipal Holdings Corporation and its subsidiaries (collectively, “Medipal Group”) represented more than 10% of Takeda’s sales. The sales to Medipal Group were 220,249 million JPY and 225,962 million JPY for the years ended March 31, 2018 and 2019, respectively.
During the year ended March 31, 2020, AmerisourceBergen Corporation and its subsidiaries (collectively, “AmerisourceBergen Group”) and McKesson Corporation and its subsidiaries (collectively, “McKesson Group”) represented more than 10% of Takeda’s sales. The sales to AmerisourceBergen Group and McKesson Group were 367,625 million JPY and 342,210 million JPY, respectively, for the year ended March 31, 2020.

Other Revenue Information
Contract Balances

	JPY (millions) As of March 31
	2019	2020
Receivables from contracts with customers
Trade receivables (Note 17)	¥657,681	¥670,708
Contract assets
Unbilled receivables	4,237	5,315
Contract liabilities
Deferred income (Note 24)	6,819	3,890
Advance payments	1,101	1,898
Takeda’s contract assets relate to the right to receive consideration where performance was completed based on the contract, and trade receivables are recognized when the right to receive consideration becomes unconditional.
Takeda’s contract liabilities primarily relate to out-licensing arrangements where Takeda receives cash consideration prior to the completion of its performance obligations under the agreements. The revenue recognized during the year ended March 31, 2019, and 2020 that was included in the contract liability balance as of the beginning of the year was 781 million JPY and 2,704 million JPY, respectively. The revenue recognized during the years ended March 31, 2019 and 2020 from performance obligations satisfied (or partially satisfied) in previous periods was 53,931 million JPY and 48,825 million JPY, respectively, and primarily relates to royalty income.
Transaction price allocated to the remaining performance obligations

	JPY (millions)
	Total	Duration of the remaining performance obligations
		Within one year	Between one and five years	More than five years
Contract liabilities as of March 31, 2019	¥7,920	¥4,200	¥1,015	¥2,705
Contract liabilities as of March 31, 2020	5,788	2,598	1,003	2,187

5.    Other Operating Income and Expenses

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Other operating income:
Change in fair value of contingent considerations (Note 27)	¥—	¥5,966	¥18,383
Gain on sales of property, plant and equipment and investment property	18,814	50,330	3,152
Gain on divestment of business to Teva Takeda Yakuhin (Note 14)	27,481	30,366	14,166
Gain on sale of shares of subsidiaries	106,337	56,625	2,553
Insurance proceeds	7,741	799	8,279
Other	9,039	15,777	13,680
Total	¥169,412	¥159,863	¥60,213

Other operating expenses:
Donations and contributions	¥5,603	¥3,627	¥8,513
Restructuring expense (Note 23)	44,736	82,962	181,040
Loss on liquidation of foreign operations	41,465	2,112	—
Change in fair value of contingent considerations (Note 27)	10,523	—	—
Loss on sale of shares of subsidiaries	—	4,016	—
Valuation reserve for pre-launch inventories (reversal)	7,988	(4,113)	30,411
Impairment of assets held for sale (Note 19)	3,213	—	12,897
Other	13,027	14,555	15,830
Total	¥126,555	¥103,159	¥248,691
For the year ended March 31, 2018, the loss on liquidation of foreign operations primarily consists of the realization of cumulative translation loss recorded in the consolidated statements of profit or loss upon the liquidation of certain foreign operations. The gain on the sale of shares of subsidiaries relates to the sale of shareholding in Wako Pure Chemical Industries, Ltd.
For the year ended March 31, 2019, the gain on sales of property, plant and equipment and investment property primarily relates to the sale of the former headquarters in Tokyo. The gain on sale of shares of subsidiaries relates to the sale of certain real estate properties, including the former Osaka headquarters, and the gain on the sale of 100% of the shares held in Guangdong Techpool Bio-Pharma Co., Ltd.
For the year ended March 31, 2020, impairment of asset held for sale relates to divestment of a portfolio of selected over-the-counter and prescription pharmaceutical assets sold in Near East, Middle East and Africa countries as well as Russia, Georgia and countries within the Commonwealth of Independent States

6.    Finance Income and Expenses

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Finance Income:
Interest income
Interest income from financial assets measured at amortized cost		¥6,171	¥10,763
Interest income from financial assets measured at fair value through P&L		448	248
Interest income on sublease			191
Total interest income	¥3,282	6,619	11,202
Dividend income
Dividend income from financial assets measured at fair value through OCI and disposed of during the period		1,353	603
Dividend income from financial assets measured at fair value through OCI and held at end of the period		1,116	745
Dividend income from financial assets measured at fair value through P&L		145	96
Total dividend income	3,165	2,614	1,444
Gain on sales of available-for-sale financial assets	30,430	—	—
Gain on foreign currency exchange, net	—	7,007	10,979
Change in fair value of contingent considerations (Note 27)	—	—	3,478
Other	2,666	603	728
Total	¥39,543	¥16,843	¥27,831

Finance Expenses:
Interest expense
Interest expense on financial debt			¥137,176
Interest expense on lease liabilities			11,834
Total interest expense	¥10,036	¥48,158	149,010
Change in fair value of contingent considerations (Note 27)	2,261	3,743	4,637
Impairment of available-for-sale financial assets	6,657	—	—
Loss on derivative financial assets	—	11,365	1,790
Loss on foreign currency exchange, net	10,279	—	—
Financing fees for bridge loan for acquisition of Shire	—	16,102	—
Other	2,695	3,921	9,569
Total	¥31,928	¥83,289	¥165,006
7.    Income Taxes
Income Tax Expenses (Benefit)
The composition of income tax expense (benefit) is as follows:

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Current tax expenses	¥37,758	¥61,606	¥238,856
Deferred tax expenses (benefits)	(7,261)	(69,074)	(343,900)
Total	¥30,497	¥(7,468)	¥(105,044)
Current tax expenses include the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects decreased current tax expenses by 8,005 million JPY, 10,875 million JPY and 4,667 million JPY for the years ended March 31, 2018, 2019 and 2020, respectively.

Deferred tax expenses include the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects decreased deferred tax expenses by 2,998 million JPY, 6,975 million JPY and 62,015 million JPY for the years ended March 31, 2018, 2019 and 2020, respectively.
Takeda is mainly subject to income taxes, inhabitant tax, and deductible enterprise tax in Japan. The statutory tax rate calculated based on these taxes for the years ended March 31, 2018, 2019 and 2020 were 30.8%, 30.6% and 30.6% respectively. The tax law changed during the years ended March 31, 2018 and 2019, which resulted in the reduction in the statutory tax rate for Takeda.
The following is a reconciliation from Takeda’s domestic (Japanese) statutory tax rate to the effective tax rate for the year ended March 31:

	Percentage
	2018	2019	2020
Takeda’s domestic (Japanese) statutory tax rate (1)	30.8	30.6	30.6
Non-deductible expenses for tax purposes (2)	2.6	17.3	(42.9)
Changes in unrecognized deferred tax assets and deferred tax liabilities (3)	(0.6)	(45.8)	207.5
Tax credits (4)	(4.7)	(10.0)	57.8
Differences in applicable tax rates of overseas subsidiaries (5)	(5.4)	3.7	(117.7)
Changes in tax effects of undistributed profit of overseas subsidiaries	0.1	5.9	(3.9)
Effect of changes in applicable tax rates and tax law (6)	(12.6)	1.4	156.3
Tax contingencies (7)	2.7	(7.5)	(28.2)
Non-deductible impairment of goodwill	—	—	(9.1)
Changes in fair value of contingent consideration	1.7	(1.5)	2.0
Effect of prior year items	0.3	(0.5)	5.8
Entity reorganizations (8)	—	—	(96.8)
Other	(0.9)	0.5	11.5
Effective tax rate	14.0	(5.9)	172.9

(1) For the years ended March 31, 2018 and 2019, positive figures represent tax expenses while negative figures represent tax benefits because Takeda recognized a pre-tax income. For the year ended March 31, 2020, positive figures represent tax benefits while negative figures represent tax expenses because Takeda recognized a pre-tax loss.

(2)17.3% and (42.9)% impacts for the years ended March 31, 2019 and 2020, respectively, include the impact from intra territory eliminations, the pre-tax effect of which has been eliminated in arriving at Takeda’s consolidated income from continuing operations before income taxes. 17.3% for the year ended March 31, 2019 also includes non-deductible transaction costs related to the Shire acquisition.
(3)(45.8)% and 207.5% impacts for the year ended March 31, 2019 and 2020, respectively, are primarily driven by capital tax losses related to restructuring of subsidiaries. 207.5% impact for the year ended March 31, 2020 also includes deferred tax benefit from the reversal of write down of carried forward net operating losses.
(4) 57.8% impact for the year ended March 31, 2020 includes 17.1% impact from enhanced credit claims related to prior fiscal years.
(5) 3.7% and (117.7)% impacts for the year ended March 31, 2019 and 2020, respectively, are primarily driven by a unitary tax on overseas subsidiaries.
(6) 156.3% impact for the year ended March 31, 2020 primarily relates to the deferred tax benefit from Swiss Tax Reform enactment.
(7) (7.5)% impact for the year ended March 31, 2019 primarily relates to the tax benefit driven by favorable audit settlements.
(8) (96.8)% impact for the year ended March 31, 2020 primarily relates to deferred tax expenses arising from the change in tax jurisdictions as a result of re-alignment of intangible assets with business operations and tax costs incurred in legal entity reorganizations.

In the U.S., the Tax Cuts and Jobs Act (“U.S. Tax Reform”) was enacted on December 22, 2017. The federal corporate tax rate was reduced from 35% to 21% beginning January 1, 2018 under the new tax law. As a consequence of U.S. Tax Reform enactment, Takeda recognized tax benefits of 27,516 million JPY during the year ended March 31, 2018, primarily from the revaluation of net deferred tax liabilities at lower future tax rates and the improved recoverability of deferred tax attributes resulting from U.S. Tax Reform enacted federal law changes (in Effect of changes in applicable tax rates and tax law).

As a result of the Federal Act on Tax Reform and AHV Financing (“TRAF”, also known as the “Swiss Tax Reform”) approved by public referendum nationally on May 19, 2019 and in the canton of Zurich on September 1, 2019, Takeda recognized a net asset tax basis step-up related to the estimated value of one of the Takeda’s Swiss subsidiary’s assets that is amortizable as a tax deduction to partially offset future taxable earnings generated by the subsidiary over tax years 2020 through 2029. The net asset tax basis step-up resulted in a deferred tax benefit of 102,499 million

JPY for the year ended March 31, 2020. In addition to the recognition of the deferred tax asset related to the net asset tax basis step-up, Takeda also recorded a net deferred tax expense of 7,888 million JPY relating to the remeasurement of other Swiss deferred tax assets and liabilities for the change in the Federal and cantonal tax rates. As a result of Swiss Tax Reform enactment, Takeda recognized a net tax benefit of 94,611 million JPY during the year ended March 31, 2020 (in Effect of changes in applicable tax rates and tax law).
The decrease in Takeda’s effective tax rate from 14.0% to (5.9)% between the years ended March 31, 2018 and 2019 was primarily due to a one-time tax benefit from restructuring of subsidiaries, in changes in unrecognized deferred tax assets and deferred tax liabilities and favorable audit settlements, in tax contingencies, partially offset by an increase in non-deductible expenses for tax purposes and differences in applicable tax rates of overseas subsidiaries and the impact of U.S. Tax Reform, in effect of changes in applicable tax rates and tax law during the prior year that did not occur in the current year.
The increase in Takeda’s effective tax rate was changed from (5.9)% of tax benefit to 172.9% of tax benefit between the years ended March 31, 2019 and 2020 was primarily due to a non-cash deferred tax benefit as a result of enactment of tax reform in Switzerland in the current fiscal year in effect of changes in applicable tax rates and tax law. The higher income tax benefit in the year ended March 31, 2020 was also due to recognition of deferred tax assets for accumulated net operating loss in changes in unrecognized deferred tax assets and deferred tax liabilities. These favorable changes were partially offset by higher tax provisions for uncertain tax positions in tax contingencies and tax impacts of restructuring.
Deferred Taxes
Deferred tax assets and liabilities reported in the consolidated statements of financial position are as follows:

	JPY (millions) As of March 31
	2019	2020
Deferred tax assets	¥88,991	¥308,102
Deferred tax liabilities	(721,456)	(710,147)
Net deferred tax liabilities	¥(632,465)	¥(402,045)
During the year ended March 31, 2020, Takeda completed the purchase price allocation to the assets acquired and liabilities assumed as part of the Shire acquisition. As a result, deferred tax liabilities of 867,061 million JPY recognized for the Shire acquisition on a provisional basis was retrospectively adjusted to 721,456 million JPY. See Note 31 for further detail of completed purchase price allocation.
The major items and changes in deferred tax assets and liabilities are as follows:

	JPY (millions)
	As of April 1, 2018	Recognized in profit or (loss)	Recognized in other comprehensive income	Acquisitions through business combinations	Other(1)	As of March 31, 2019
Research and development expenses	¥18,363	¥(5,512)	¥—	¥16,355	¥650	¥29,856
Inventories	31,909	18,504	—	(26,261)	(5,965)	18,187
Property, plant and equipment	(33,029)	4,514	—	(58,523)	(3,288)	(90,326)
Intangible assets	(168,958)	41,675	—	(675,435)	(9,727)	(812,445)
Available-for-sale financial assets	(24,078)	—	—	—	24,078	—
Financial assets measured at FVTOCI	—	—	(1,202)	15	(28,095)	(29,282)
Accrued expenses and provisions	68,333	(3,528)	—	32,694	1,957	99,456
Defined benefit plans	2,378	422	3,241	9,959	448	16,448
Deferred income	17,768	283	—	(48)	(520)	17,483
Unused tax losses	47,687	30,418	—	49,060	(3,467)	123,698
Tax credits	36,421	(335)	—	38,571	(979)	73,678
Investments in subsidiaries and associates	(28,610)	(20,353)	—	(23,361)	(1,211)	(73,535)
Other	6,071	2,986	720	(13,796)	(1,664)	(5,683)
Total	¥(25,745)	¥69,074	¥2,759	¥(650,770)	¥(27,783)	¥(632,465)

	JPY (millions)
	As of April 1, 2019	Recognized in profit or (loss)	Recognized in other comprehensive income	Other(1)	As of March 31, 2020
Research and development expenses	¥29,856	¥1,403	¥—	¥1,916	¥33,175
Inventories	18,187	31,156	—	(6,786)	42,557
Property, plant and equipment	(90,326)	12,857	—	(5,058)	(82,527)
Intangible assets	(812,445)	234,184	—	(121,589)	(699,850)
Financial assets measured at FVTOCI	(29,282)	(1,754)	3,210	8,409	(19,417)
Accrued expenses and provisions	99,456	29,056	—	7,408	135,920
Defined benefit plans	16,448	1,679	749	4,208	23,084
Deferred income	17,483	(2,862)	—	92	14,713
Unused tax losses	123,698	(8,892)	—	10,085	124,891
Tax credits	73,678	10,413	—	(1,967)	82,124
Investments in subsidiaries and associates	(73,535)	8,979	—	1,697	(62,859)
Other	(5,683)	27,681	11,694	(27,548)	6,144
Total	¥(632,465)	¥343,900	¥15,653	¥(129,133)	¥(402,045)
(1) Other consists primarily of foreign currency translation differences, reclassification of deferred tax assets and liabilities classified as held for sale and the tax effect of items recorded directly to equity. The aggregate amount of deferred tax related to items recorded directly to equity caused a reduction in equity of 1,992 million JPY and nil for the years ended March 31, 2019 and 2020, respectively.
Takeda considers the probability that a portion or all of the future deductible temporary differences, unused tax losses, or unused tax credits can be utilized against future taxable profits upon recognition of deferred tax assets. In assessing the recoverability of deferred tax assets, Takeda considers the scheduled reversal of taxable temporary differences, projected future taxable profits, and tax planning strategies.
Based on the level of historical taxable profits and projected future taxable profits during the periods in which the temporary differences become deductible, Takeda determined that it is probable that the tax benefits can be utilized.
The unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized are as follows:

	JPY (millions) As of March 31
	2019	2020
Unused tax losses	¥843,923	¥1,580,235
Deductible temporary differences	45,135	333,336
Unused tax credits	6,054	9,278
The unused tax losses and unused tax credits for which deferred tax assets were not recognized will expire as follows:

	JPY (millions) As of March 31
Unused tax losses	2019	2020
1st year	¥—	¥—
2nd year	1	—
3rd year	22,690	40
4th year	163	23,454
5th year	615	753
After 5th year	748,917	1,522,251
Indefinite	71,537	33,737
Total	¥843,923	¥1,580,235

	JPY (millions) As of March 31
Unused tax credits	2019	2020
Less than 5 years	¥1,200	¥2,606
5 years or more	4,460	6,394
Indefinite	394	278
Total	¥6,054	¥9,278
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax assets were not recognized were 1,728,537 million JPY and 1,638,847 million JPY as of March 31, 2019 and 2020, respectively.
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax liabilities were not recognized were 2,488,999 million JPY and 3,496,081 million JPY as of March 31, 2019 and 2020, respectively.
8.    Earnings per Share
The basis for calculating basic and diluted earnings per share (“EPS”) (attributable to owners) is as follows:

	For the Year Ended March 31
	2018	2019	2020
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	¥186,886	¥135,192	¥44,241
Net profit used for calculation of earnings per share JPY (millions)	186,886	135,192	44,241
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	780,812	961,477	1,557,204
Dilutive effect (thousands of shares)	5,895	5,420	9,000
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	786,707	966,897	1,566,204

Earnings per share
Basic (JPY)	239.35	140.61	28.41
Diluted (JPY)	237.56	139.82	28.25
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
There were 814 thousand shares that are anti-dilutive, such as stock options, and therefore not included in the calculation of diluted EPS for both the years ended March 31, 2019 and 2020, respectively. There were no anti-dilutive shares for the year ended March 31, 2018.

9.    Other Comprehensive Income (Loss)
Amounts arising during the year, reclassification adjustments to profit or loss, and tax effects for each component of other comprehensive income (loss) are as follows:

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Remeasurement of defined benefit pension plans:
Amounts arising during the year	¥1,156	¥(14,906)	¥(7,147)
Tax effects	(432)	3,241	749
Remeasurement of defined benefit pension plans	¥724	¥(11,665)	¥(6,398)

Exchange differences on translation of foreign operations:
Amounts arising during the year	¥8,125	¥39,276	¥(190,190)
Reclassification adjustments to profit or (loss)	39,964	(3,134)	399
Before tax effects	48,089	36,142	(189,791)
Tax effects	(1,478)	(5,166)	(17,281)
Exchange differences on translation of foreign operations	¥46,611	¥30,976	¥(207,072)

Net changes on revaluation of available-for-sale financial assets
Amounts arising during the year	¥24,413	¥—	¥—
Reclassification adjustments to profit or (loss)	(23,773)	—	—
Before tax effects	640	—	—
Tax effects	4,074	—	—
Net changes on revaluation of available-for-sale financial assets	¥4,714	¥—	¥—

Changes in fair value of financial assets measured at fair value through OCI:
Amounts arising during the year	¥—	¥7,202	¥(6,722)
Tax effects	—	(1,202)	3,210
Changes in fair value of financial assets measured at fair value through OCI	¥—	¥6,000	¥(3,512)

Cash flow hedges:
Amounts arising during the year	¥(1,460)	¥(28,063)	¥(37,626)
Reclassification adjustments to profit or (loss)	4,240	(6,363)	620
Before tax effects	2,780	(34,426)	(37,006)
Tax effects	(861)	633	11,317
Cash flow hedges	¥1,919	¥(33,793)	¥(25,689)

Hedging cost:
Amounts arising during the year	¥3,130	¥(4,088)	¥(344)
Reclassification adjustments to profit or (loss)	(815)	(908)	(890)
Before tax effects	2,315	(4,996)	(1,234)
Tax effects	(709)	87	377
Hedging cost	¥1,606	¥(4,909)	¥(857)

Share of other comprehensive income of investments accounted for using the equity method:
Amounts arising during the year	¥295	¥(101)	¥(181)
Reclassification adjustments to profit or (loss)	87	7	—
Before tax effects	382	(94)	(181)
Tax effects	—	—	—
Share of other comprehensive income of investments accounted for using the equity method	¥382	¥(94)	¥(181)
Total other comprehensive income (loss) for the year	¥55,956	¥(13,485)	¥(243,709)

10.    Property, Plant and Equipment

	JPY (millions)
Acquisition cost	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2018	¥548,329	¥408,745	¥106,551	¥70,089	¥57,684	¥1,191,398
Additions	123,099	12,974	7,374	383	44,564	188,394
Acquisitions through business combinations (Note31)	282,280	246,123	26,967	46,117	100,724	702,211
Transfers	42,353	9,511	3,055	(11,519)	(55,388)	(11,988)
Disposals and other decreases	(35,073)	(23,933)	(10,132)	(3,397)	(374)	(72,909)
Reclassification to assets held for sale (Note 19)	(2,272)	(167)	(9,784)	(69)	—	(12,292)
Foreign currency translation differences	1,819	(2,580)	(1,270)	125	(2,618)	(4,524)
Other	(3,490)	(1,699)	(625)	(921)	(2,033)	(8,768)
As of March 31, 2019	¥957,045	¥648,974	¥122,136	¥100,808	¥142,559	¥1,971,522
Adoption of IFRS 16 (Note2)	187,986	11,222	48	—	—	199,256
As of April 1, 2019	¥1,145,031	¥660,196	¥122,184	¥100,808	¥142,559	¥2,170,778
Additions	23,745	11,548	10,269	2,290	93,097	140,949
Transfers	(35,993)	23,232	8,153	11	(57,826)	(62,423)
Disposals and other decreases	(14,354)	(10,391)	(9,374)	—	(195)	(34,314)
Reclassification to assets held for sale (Note 19)	(26,786)	(7,042)	(296)	(3,465)	(45,286)	(82,875)
Foreign currency translation differences	(18,979)	(16,990)	(4,012)	(3,015)	(4,726)	(47,722)
Other	(661)	(861)	1,930	—	(677)	(269)
As of March 31, 2020	¥1,072,003	¥659,692	¥128,854	¥96,629	¥126,946	¥2,084,124

Accumulated depreciation and accumulated impairment losses
As of April 1, 2018	¥(254,699)	¥(309,759)	¥(86,988)	¥(395)	¥(2,756)	¥(654,597)
Depreciation expenses	(24,261)	(29,888)	(9,169)	—	—	(63,318)
Impairment losses	(355)	(151)	(72)	—	(43)	(621)
Transfers	(1,269)	374	895	—	—	—
Disposals and other decreases	27,045	23,225	9,953	—	—	60,223
Reclassification to assets held for sale (Note 19)	1,109	168	9,342	—	—	10,619
Foreign currency translation differences	1,203	3,535	831	21	9	5,599
Other	1,079	1,179	246	—	—	2,504
As of March 31, 2019	¥(250,148)	¥(311,317)	¥(74,962)	¥(374)	¥(2,790)	¥(639,591)
Depreciation expenses	(60,570)	(58,860)	(19,324)	—	—	(138,754)
Impairment losses	(18,057)	(710)	(647)	(601)	—	(20,015)
Transfers	37,101	3,931	882	—	—	41,914
Disposals and other decreases	3,842	7,816	8,835	—	—	20,493
Reclassification to assets held for sale (Note 19)	17,600	5,158	252	—	—	23,010
Foreign currency translation differences	7,427	6,856	2,449	15	8	16,755
Other	(439)	1,491	(2,618)	—	—	(1,566)
As of March 31, 2020	¥(263,244)	¥(345,635)	¥(85,133)	¥(960)	¥(2,782)	¥(697,754)

	JPY (millions)
Carrying amount	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2018	¥293,630	¥98,986	¥19,563	¥69,694	¥54,928	¥536,801
As of March 31, 2019	706,897	337,657	47,174	100,434	139,769	1,331,931
As of March 31, 2020	808,759	314,057	43,721	95,669	124,164	1,386,370
Leases
Property, plant and equipment includes assets held under finance leases applying the previous standard IAS 17. The carrying amounts of these assets are as follows:

	JPY (millions)
	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2018	¥55,941	¥1,523	¥330	¥57,794
As of March 31, 2019	179,668	1,331	220	181,219

The changes in acquisition cost of property, plant and equipment for the year ended March 31, 2020 include the following changes in ROU assets:

	JPY (millions)
Acquisition cost of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2019	¥396,824	¥15,981	¥864	¥413,669
Additions	16,077	2,211	93	18,381
Disposals and other decreases	(11,666)	(3,329)	(239)	(15,234)
Reclassification to assets held for sale (Note 19)	(1,545)	(47)	—	(1,592)
Foreign currency translation differences	(1,604)	(503)	(2)	(2,109)
Other	355	(345)	2	12
As of March 31, 2020	¥398,441	¥13,968	¥718	¥413,127
The changes in accumulated depreciation and accumulated impairment losses for the year ended March 31, 2020 include the following changes in accumulated depreciation and accumulated impairment loss related to ROU assets:

	JPY (millions)
Accumulated depreciation and accumulated impairment losses of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2019	¥(29,169)	¥(3,428)	¥(596)	¥(33,193)
Depreciation expenses	(32,422)	(4,214)	(147)	(36,783)
Impairment losses	(1,831)	—	(6)	(1,837)
Disposals and other decreases	1,665	1,118	233	3,016
Reclassification to assets held for sale (Note 19)	1,375	—	—	1,375
Foreign currency translation differences	1,011	162	1	1,174
Other	137	3	(1)	139
As of March 31, 2020	¥(59,234)	¥(6,359)	¥(516)	¥(66,109)

The carrying amount of property, plant and equipment includes the carrying amount of following ROU Assets:

	JPY (millions)
Carrying amount of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of March 31, 2020	¥339,207	¥7,609	¥202	¥347,018

Takeda recognized expenses related to leases not included in the measurement of the lease liabilities as follows:

JPY (millions) For the Year Ended March 31
2020
Expense relating to short-term leases	¥5,772
Expense relating to leases of low-value assets that are not short-term leases expenses	1,560
Expense relating to variable lease payments	8,172
Total expenses not included in lease liabilities	¥15,504

The total cash outflow for leases for the year ended March 31, 2020 was 41,834 million JPY.
Impairment
Takeda recognized the following impairment losses, which are reflected as follows, in the consolidated statements of profit or loss:

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Cost of sales	¥(365)	¥(35)	¥(29)
Selling, general and administrative expenses	—	(354)	(469)
Research and development expenses	—	(41)	(293)
Other operating expenses	(13,855)	(191)	(19,224)
Total	¥(14,220)	¥(621)	¥(20,015)
Impairment losses for the year ended March 31, 2018 were related primarily to buildings and structures in research equipment which were deemed as underutilized assets, related to the R&D transformation strategy.
Impairment losses for the year ended March 31, 2019 resulted primarily from facilities for administrative and sales activities in Japan that were divested in the year ended March 31, 2019.
Impairment losses for the year ended March 31, 2020 were related primarily to Shonan Health Innovation Park and recorded as part of restructuring expenses (Note 5).
The carrying amounts of the impaired assets were reduced to the recoverable amounts, which were measured at fair value less costs of disposal. Fair value less costs of disposal was measured by the sale price indicated on the anticipated sale of the facility or similar transaction less costs of disposal such as property sale commission fee. This fair value is classified as Level 3 in the fair value hierarchy.

11.    Goodwill

	JPY (millions)
	For the Year Ended March 31
	2019	2020
Acquisition cost
As of beginning of the year	¥1,029,291	¥4,240,251
Acquisitions (Note 31)	3,183,657	3,387
Deconsolidation	(3,899)	—
Reclassification to assets held for sale (Note 19)	—	(116,524)
Foreign currency translation differences	31,202	(114,586)
As of end of the year	¥4,240,251	¥4,012,528

Accumulated impairment losses
As of beginning of the year	¥(43)	¥—
Deconsolidation	40	—
Foreign currency translation differences	3	—
As of end of the year	¥—	¥—

Carrying amount
As of beginning of the year	¥1,029,248	¥4,240,251
As of end of the year	4,240,251	4,012,528
During the year ended March 31, 2020, Takeda completed the purchase price allocation to the assets acquired and liabilities assumed as part of the Shire acquisition. As a result, goodwill of 3,087,369 million JPY recognized for the Shire acquisition on a provisional basis was retrospectively adjusted to 3,165,513 million JPY. See Note 31 for further detail of completed purchase price allocation.
Impairment Testing of Goodwill
As of March 31, 2019, Takeda’s groups of cash-generating units (“CGUs”) to which goodwill was allocated were “Prescription drugs sold worldwide,” “Prescription drugs sold outside of the United States and Japan,” and “Other”. For the year ended March 31, 2020, Takeda changed the allocation of goodwill due to the reorganization in management and reporting structures driven by the acquisition of Shire and subsequent integration to optimize synergies for Takeda. As a result, as of March 31, 2020, all of the goodwill was tested for impairment at the single operating segment level, which is the level at which goodwill is monitored for internal management purposes. Takeda did not record any impairment as a result of impairment testing performed based on the groups of CGUs before this change.
As of March 31, 2019, goodwill was allocated to the following groups of CGUs:

JPY (millions) As of March 31, 2019
Prescription drugs sold worldwide	¥3,764,200
Prescription drugs sold outside of the United States and Japan	403,474
Other	72,577
Total	¥4,240,251
Impairment loss for goodwill is recognized if the recoverable amount of goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal, or value in use.
For the years ended March 31, 2018 and 2019, the recoverable amounts of the groups of CGUs were assessed based on value in use. Value in use was calculated by discounting the estimated future cash flows based on a three-year projection approved by management using an appropriate growth rate and a discount rate. The projection included assumptions about product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market and loss of exclusivity. In setting these assumptions, Takeda considered past experience, external sources of information, knowledge of competitor activity, and industry trends.

The significant assumptions used to calculate the recoverable amount (value in use) are as follows:

	Growth rate	Discount rate (Post-tax)	Discount rate (Pre-tax)
	Based on country/market specific long-term average growth rate for the CGU	Based on country/market specific weighted average cost of capital	Based on country/market specific weighted average cost of capital
As of March 31, 2018	1.5% – 3.2%	5.6% – 14.4%	8.0% – 18.0%
As of March 31, 2019	1.3% – 2.8%	6.1% – 11.8%	8.8% – 15.5%
For the year ended March 31, 2020, the recoverable amount was assessed based on fair value less costs of disposal. The fair value less costs of disposal was calculated by discounting the estimated future cash flows based on a five-year projection using an appropriate growth rate and a discount rate as well as deducting the estimated costs of disposal. The projection included assumptions about product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market and loss of exclusivity. In setting these assumptions, Takeda considered past experience, external sources of information, knowledge of competitor activity, and industry trends. The valuation methodology uses significant inputs which are not based on observable market data, therefore this fair value less costs of disposal is classified as level 3 in the fair value hierarchy.
As a further check, Takeda compared its market capitalization to the book value of its equity and this indicated significant surplus as of March 31, 2020.
Terminal growth rate and discount rate used in the discounted cash flow models for the impairment tests are as follows:

As of March 31, 2020
Terminal growth rate	0.0%
Discount rate (post-tax)	7.0%
Terminal growth rate is based on management’s estimate of future long-term average growth rates. Discount rate is based on weighted average cost of capital (“WACC”) of Takeda.
The recoverable amounts exceeded the relevant carrying amounts, and a reasonable change in the assumptions would not result in an impairment.

12. Intangible Assets

	JPY (millions)
Acquisition cost	Software	Intangible assets associated with products	Other	Total
As of April 1, 2018	¥84,785	¥2,020,861	¥22,204	¥2,127,850
Additions	26,188	29,857	141	56,186
Acquisitions through business combinations (Note 31)	51,722	3,780,775	—	3,832,497
Disposals and other decreases	(2,522)	(131)	(11)	(2,664)
Reclassification to assets held for sale (Note 19)	(120)	—	—	(120)
Deconsolidation	(220)	(28,794)	(4)	(29,018)
Foreign currency translation differences	404	60,382	3	60,789
As of March 31, 2019	¥160,237	¥5,862,950	¥22,333	¥6,045,520
Additions	28,274	77,016	44	105,334
Disposals and other decreases	(20,078)	(5,179)	(10,573)	(35,830)
Reclassification to assets held for sale (Note 19)	(83)	(179,788)	—	(179,871)
Foreign currency translation differences	(3,430)	(151,746)	(38)	(155,214)
As of March 31, 2020	¥164,920	¥5,603,253	¥11,766	¥5,779,939

Accumulated amortization and accumulated impairment losses
As of April 1, 2018	¥(51,771)	¥(1,050,864)	¥(10,951)	¥(1,113,586)
Amortization	(13,774)	(169,972)	(61)	(183,807)
Impairment losses	(53)	(8,645)	—	(8,698)
Disposals and other decreases	2,388	22	6	2,416
Reclassification to assets held for sale (Note 19)	59	—	—	59
Deconsolidation	153	17,888	4	18,045
Foreign currency translation differences	55	(8,858)	23	(8,780)
As of March 31, 2019	¥(62,943)	¥(1,220,429)	¥(10,979)	¥(1,294,351)
Amortization	(32,771)	(412,074)	(29)	(444,874)
Impairment losses	(4,731)	(43,346)	—	(48,077)
Disposals and other decreases	19,784	3,029	10,573	33,386
Reclassification to assets held for sale (Note 19)	—	96,608	—	96,608
Foreign currency translation differences	2,101	46,629	—	48,730
As of March 31, 2020	¥(78,560)	¥(1,529,583)	¥(435)	¥(1,608,578)

Carrying amount
As of April 1, 2018	¥33,014	¥969,997	¥11,253	¥1,014,264
As of March 31, 2019	97,294	4,642,521	11,354	4,751,169
As of March 31, 2020	86,360	4,073,670	11,331	4,171,361
There were no material internally generated intangible assets recorded in the consolidated statements of financial position.

The intangible assets associated with products are comprised of the following:

	JPY (millions)
	Marketed products	In-process R&D	Carrying amount
As of April 1, 2018	¥698,329	¥271,668	¥969,997
As of March 31, 2019	4,135,520	507,001	4,642,521
As of March 31, 2020	3,602,384	471,286	4,073,670
Marketed products mainly represent license rights associated with commercialized products. In-process R&D mainly represents products in development and license rights obtained in connection with Takeda’s in-licensing and collaboration agreements. These agreements relate to the right to sell products that are being developed (Note 13).
The table below provides information about significant intangible assets.

		JPY (millions) Carrying amount		Residual amortization period
		As of March 31		As of March 31
		2019	2020	2020
Immunoglobulin	Marketed products	¥860,201	¥788,628	15 Years
Takhzyro	Marketed products	620,926	567,589	14 Years
Vyvanse	Marketed products	620,117	517,695	6 Years
Advate & Adynovate	Marketed products	355,163	313,509	10 Years
Alunbrig	In-process R&D	163,738	160,580	—
	Marketed products	85,251	76,688	11 Years
During the year ended March 31, 2020, Takeda completed the purchase price allocation to the assets acquired and liabilities assumed as part of the Shire acquisition. As a result, intangible assets of 3,899,298 million JPY recognized for the Shire acquisition on a provisional basis was retrospectively adjusted to 3,769,076 million JPY. See Note 31 for further detail of completed purchase price allocation.
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
Takeda recorded a reversal of impairment losses of 3,889 million JPY, net of impairment losses, impairment losses of 8,698 million JPY, and impairment losses of 48,077 million JPY during the years ended March 31, 2018, 2019, and 2020, respectively. These losses are primarily recognized in amortization and impairment losses on intangible assets associated with products in the consolidated statements of profit or loss.
During the year ended March 31, 2018, Takeda recorded a reversal of previously recorded impairment losses of 23,057 million JPY mainly related to COLCRYS based on more favorable sales performance. The recoverable amount of the assets related to the reversal was 49,113 million JPY. This was offset by impairment losses of 19,168 million JPY primarily resulting from a decision to terminate development of certain products. The recoverable amount of the impaired assets amounted to 3,185 million JPY.
During the year ended March 31, 2019, Takeda recorded impairment losses of 8,698 million JPY. The recoverable amount of the combined impaired assets amounted to 29,667 million JPY. The impairment losses primarily resulted from the decision to terminate a collaboration agreement on development of oncology products.
During the year ended March 31, 2020, Takeda recorded impairment losses of 48,077 million JPY. The recoverable amount of the combined impaired assets amounted to 11,815 million JPY. The impairment losses primarily resulted from a decision to terminate development of a rare diseases product and an increase in estimated future development costs due to a change in study design related to a rare diseases product.

Impairment losses were calculated by deducting the recoverable amount from the carrying amount. The significant assumptions used to calculate the recoverable amount (value in use) are as follows:

Discount rate (Post-tax)
March 31, 2018	6.5% - 14.4%
March 31, 2019	11.0%
March 31, 2020	7.0% - 8.0%
A part of the recoverable amount was measured at fair value less costs of disposal (the amount that was expected to be received by selling the assets). This fair value is classified as Level 3 in the fair value hierarchy.
13.    Collaborations and Licensing Arrangements
Takeda is a party to certain collaborations, in-licensing agreements and out-licensing arrangements.
Out-licensing agreements
Takeda has entered into various licensing arrangements where it has licensed certain products or intellectual property rights for consideration such as up-front payments, equity interest of partners, development milestones, sales milestones and/or sales-based royalty payments. The receipt of the variable considerations related to these substantive milestones is uncertain and contingent on the achievement of certain development milestones or the achievement of a specified level of annual net sales by the licensee.
Collaborations and in-licensing arrangements
These agreements generally provide for commercialization rights to a product or products being developed by the partner, and in exchange, often resulted in an up-front payment being paid upon execution of the agreement and resulted in an obligation that may require Takeda to make future development, regulatory approval, or commercial milestone payments as well as sales-based royalty payments. In some of these arrangements, Takeda and the licensee are both actively involved in the development and commercialization of the licensed products and have exposure to risks and rewards that are dependent on its commercial success.
Under the terms of these collaboration and licensing arrangements, Takeda made the following payments during the years ended March 31:

	JPY (millions)
	2018	2019	2020
Initial up-front and milestone payments	¥32,594	¥29,857	¥77,016
Acquisition of shares of collaboration and in-licensing partners	15,074	5,994	1,317
The following is a description of Takeda’s significant collaborations and in-licensing agreements which Takeda entered into for the past 3 fiscal years.
GlaxoSmithKline plc. (“GSK”)
In July 2017, Takeda entered into an exclusive licensing agreement with TESARO, Inc. (“TESARO”) for the commercialization and clinical development of Niraparib, a novel poly ADP-ribose polymerase inhibitor. TESARO was acquired by GSK during the year ended March 31, 2019. The collaboration agreement grants Takeda the right to develop and commercialize all indications in Japan and all indications, except prostate cancer, in South Korea, Taiwan, Russia and Australia. The licensing agreement for Australia was terminated in March 2020. Under the terms of this agreement, Takeda has made an up-front payment and is required to make additional milestone payments upon the achievement of certain regulatory approvals and commercial goals. GSK will also be eligible to receive from Takeda tiered royalties based on a sales level.
Denali Therapeutics (“Denali”)
In January 2018, Takeda entered into a collaboration agreement with Denali to develop and commercialize up to three specified therapeutic product candidates for neurodegenerative diseases. Each program is directed to a genetically validated target for neurodegenerative disorders, including Alzheimer’s disease and other indications, and incorporates Denali’s Antibody Transport Vehicle platform for increased exposure of biotherapeutic products in the brain. Under the terms of the agreement, Takeda made an up-front payment in exchange for certain option rights and the purchase of Denali equity. In addition, Denali is eligible to receive development and commercial milestone payments. Denali will be responsible for all development activities and costs prior to Investigational New Drug filing for each of the three programs. Takeda has the option to co-develop and co-commercialize each of the three programs. If Takeda exercises the option, the parties will then jointly conduct clinical development and share all costs equally. Denali will lead early clinical development activities and Takeda will lead late-stage clinical development activities. Takeda and Denali will jointly commercialize the products in the U.S. and China, and Takeda will have exclusive commercialization rights in all other markets. The parties will share global profits equally.

Wave Life Sciences Ltd. (“Wave”)
In February 2018, Takeda entered into an agreement with Wave to discover, develop and commercialize nucleic acid therapies for disorders of the central nervous system (“CNS”). Under the agreement, Takeda has the option to co-develop and co-commercialize programs in areas of Huntington’s disease (“HD”), amyotrophic lateral sclerosis (“ALS”), frontotemporal dementia (“FTD”) and spinocerebellar ataxia type 3 (“SCA3”). In addition, Takeda has the right to license multiple preclinical programs targeting CNS disorders, including Alzheimer’s disease and Parkinson’s disease. Takeda made an upfront payment and investment in Wave and has the potential to make future payments related to development and commercial milestone payments.
Rani Therapeutics LLC (“Rani”)
In January 2019, Takeda acquired a collaboration agreement with Rani to conduct research on the use of the RANI PILL technology for oral delivery of Factor VIII (“FVIII”) therapy for patients with hemophilia A. This collaboration agreement was acquired through the acquisition of Shire. The agreement provides Takeda an exclusive option to negotiate a license to develop and commercialize the technology for delivery of FVIII therapy following completion of feasibility studies and a 0.84% equity ownership in Rani.
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
The University of Texas MD Anderson Cancer Center (“MD Anderson”)
In October 2019, Takeda entered into an exclusive license agreement and research agreement with MD Anderson to develop cord blood-derived chimeric antigen receptor-directed natural killer (CAR NK)-cell therapies, ‘armored’ with IL-15, for the treatment of B-cell malignancies and other cancers. Under the agreement, Takeda will receive access to MD Anderson’s CAR NK platform and the exclusive rights to develop and commercialize up to four programs, including a CD19-targeted CAR NK-cell therapy and a B-cell maturation antigen (“BCMA”)-targeted CAR NK-cell therapy. Takeda and MD Anderson will also conduct a research collaboration to further develop these CAR NK programs. Takeda is responsible for the development, manufacturing and commercialization of CAR NK products resulting under the agreement. MD Anderson received an upfront payment and is eligible to receive development and commercial milestones for each target as well as tiered royalties on net sales of any such CAR NK product.
14.    Investments Accounted for Using the Equity Method
Teva Takeda Pharma
Teva Takeda Pharma Ltd. (“Teva Takeda Pharma”) is a business venture of Takeda and Teva Pharmaceutical Industries Ltd. (“Teva”) headquartered in Israel.
On April 1, 2016, Takeda sold its off-patented and long-listed products business in Japan to Teva Takeda Yakuhin Ltd. (“Teva Takeda Yakuhin”), a subsidiary of Teva Takeda Pharma, and received 49.0% of shares of Teva Takeda Pharma as consideration for the business. The remainder of Teva Takeda Pharma is owned by a subsidiary of Teva. The long-listed products business had a book value of 3,755 million JPY on the date of disposal. Takeda has significant influence over Teva Takeda Pharma and has applied the equity method. Takeda accounted for the transaction based on IAS 28, Investments in Associates and Joint Ventures. Under this accounting, Takeda recognized a gain for the difference between the fair value consideration received (shares of Teva Takeda Pharma) and the carrying value of the business to the extent it had disposed of the business and it deferred the remainder of the gain representing 49% of such difference. The deferred gain is amortized over 15 years, which is the same period as the intangible assets identified in the purchase price allocation. The amortization of the gain is recorded in other operating income.
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

The condensed financial statements of Teva Takeda Pharma and Teva Takeda Yakuhin is as follows:

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Revenue	¥103,719	¥89,686	¥79,987
Net loss for the year	(66,301)	(87,106)	(49,443)
Other comprehensive income (loss)	—	—	—
Total comprehensive loss for the year	(66,301)	(87,106)	(49,443)
Total comprehensive loss for the year (49.0%)	(32,487)	(42,682)	(24,227)
Other	(137)	211	32
Takeda’s share of comprehensive loss for the year	¥(32,624)	¥(42,471)	¥(24,195)

	JPY (millions) As of March 31
	2019	2020
Non-current assets	¥111,379	¥93,221
Current assets	108,423	114,827
Non-current liabilities	(15,615)	(11,365)
Current liabilities	(18,695)	(17,631)
Equity	¥185,492	¥179,052
Takeda’s share of equity (49.0%)	¥90,891	¥87,735
Goodwill	32,921	10,921
Deferred gain	(39,881)	(24,689)
Carrying amount of investments accounted for using the equity method	¥83,931	¥73,967
Net loss for the year of Teva Takeda Pharma and Teva Takeda Yakuhin for the years ended March 31, 2019 and 2020 included impairment losses of 117,890 million JPY and 68,546 million JPY, of which 50,183 million JPY and 30,070 million JPY represent Takeda’s share, respectively. These impairments relate to changes in the business environment such as the revision of the pharmaceutical pricing system in Japan.
There were no dividends received from Teva Takeda Pharma for the year ended March 31, 2019 and 2020. Teva Takeda Pharma cannot distribute its profits without the consent from the two venture partners.
Associates that are individually immaterial to Takeda
Financial information for associates, which are individually immaterial to Takeda, is as follows: These amounts are based on the ownership interests of Takeda.

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Net profit (loss) for the year	¥425	¥(1,156)	¥208
Other comprehensive income (loss)	382	(94)	(181)
Total comprehensive income (loss) for the year	¥807	¥(1,250)	¥27
The carrying amount of the investments in associates, which are individually immaterial to Takeda, is as follows:

	JPY (millions) As of March 31
	2019	2020
Carrying amount of investments accounted for using the equity method	¥24,254	¥33,367

15.    Other Financial Assets

	JPY (millions) As of March 31
	2019	2020
Derivative assets	¥8,315	¥25,629
Investment in convertible notes at FVTPL	9,865	9,418
Investment in debt securities at FVTPL	1,608	1,029
Investment in equity instruments at FVTOCI	168,732	127,455
Financial assets associated with contingent consideration arrangements	—	92,516
Restricted deposits	15,577	8,490
Other	10,916	13,406
Total	¥215,013	¥277,943
Non-current	¥191,737	¥262,121
Current	¥23,276	¥15,822
As of March 31, 2019 and 2020, equity instruments included 119,907 million JPY and 79,218 million JPY, respectively, of investments in public companies. These are considered Level 1 in the fair value hierarchy as defined in Note 27. The remainder of the equity instruments primarily relates to investments acquired in connection with collaborations and licensing agreements (Note 13) and are considered Level 3 investments in the fair value hierarchy.
As of March 31, 2020, financial assets associated with contingent consideration arrangements are assets recognized in relation to the divestiture of Xiidra (Note 27) and are considered Level 3 investments in the fair value hierarchy.
As of March 31, 2019, the restricted deposits mainly represent amounts related to Takeda’s business combinations and as of March 31, 2020, the restricted deposits mainly represent amounts related to Takeda’s business combinations and insurance contracts.
16.    Inventories

	JPY (millions) As of March 31
	2019	2020
Finished products and merchandise	¥267,323	¥205,979
Work-in-process	490,752	395,842
Raw materials and supplies	161,595	157,778
Total	¥919,670	¥759,599
During the year ended March 31, 2020, Takeda completed the purchase price allocation to the assets acquired and liabilities assumed as part of the Shire acquisition. As a result, inventories of 825,985 million JPY recognized for the Shire acquisition on a provisional basis were retrospectively adjusted to 751,832 million JPY. See Note 31 for further detail of completed purchase price allocation.
The amount of inventory write-offs recognized was 10,292 million JPY, 9,321 million JPY, and 37,210 million JPY for the years ended March 31, 2018, 2019 and 2020 respectively, and was included in cost of sales.
17.    Trade and Other Receivables

	JPY (millions) As of March 31
	2019	2020
Trade receivables	¥698,601	¥715,159
Other receivables	84,226	86,297
Impairment loss allowance	(3,318)	(5,197)
Chargebacks and other allowances	(37,602)	(39,254)
Total	¥741,907	¥757,005

18.    Cash and Cash Equivalents

	JPY (millions) As of March 31
	2019	2020
Cash and deposits	¥462,890	¥188,640
Short-term investments	239,203	448,974
Total	¥702,093	¥637,614
19.    Assets and Disposal Groups Held for Sale
Takeda has classified certain assets as held for sale in the consolidated statements of financial position. Non-current assets and disposal groups are transferred to assets held for sale when it is expected that their carrying amounts will be recovered principally through a sale and the sale is considered highly probable. The non-current assets and disposal groups held for sale are held at the lower of carrying amount or fair value less costs to sell.
Gains or losses recognized from measuring the disposal groups classified as held for sale at the lower of their carrying amounts or fair value less costs to sell are recorded as other operating income or expense.
Assets Held for Sale

	JPY (millions) As of March 31
	2019	2020
Investment accounted for using the equity method	¥450	¥—
Total	¥450	¥—
The assets held for sale as of March 31, 2019 represent an investment accounted for using the equity method in PRA Health Sciences that were classified as held for sale based on management decision to sell the investment. No impairment was recorded upon classification of the investment as held for sale. This investment was sold in May 2019. The fair value of the assets is based on expected sales price less costs of disposal.
The fair value of assets held for sale is classified as Level 3 in the fair value hierarchy.
Disposal Groups Held for Sale

	JPY (millions) As of March 31
	2019*	2020
Property, plant and equipment	¥451	¥41,316
Goodwill	—	63,538
Intangible assets	463,772	27,513
Inventories	21,096	3,266
Trade and other receivables	179	—
Cash and cash equivalents	629	—
Deferred tax assets	1,738	21,073
Other	898	574
Total assets	¥488,763	¥157,280

Net defined benefit liabilities	¥383	¥—
Provisions	93,978	80,841
Trade and other payables	210	—
Deferred tax liabilities	104,644	6,349
Other financial liabilities	14,860	—
Other	959	—
Total liabilities	¥215,034	¥87,190
*The disposal groups held for sales as of March 31, 2019 includes certain asset and disposal groups acquired from Shire.

The disposal groups held for sales as of March 31, 2019 consisted mainly of a group of assets and liabilities related to Axcelead Drug Discovery Partners, Inc., Takeda’s consolidated subsidiary, which was reclassified as held for sale following management decision to sell the subsidiary. The shares of the subsidiary were sold in April 2019. The fair value of the disposal group is based on the agreed upon sales price with the third party less costs of disposal and is classified as Level 3 in the fair value hierarchy as of March 31, 2019.
The disposal groups held for sales as of March 31, 2019 also included certain asset and disposal groups that were acquired from Shire with the intention to be sold that were classified as held for sale at the acquisition date. These relate to the Xiidra (lifitegrast ophthalmic solution) product which Takeda had subsequently announced a sale agreement for. These also include the R&D program referred to as SHP647 that the European Commission had required to be disposed as a condition to the acquisition of Shire by Takeda.
For the year ended March 31, 2020, Takeda sold the disposal group held for sale associated with Xiidra product for 375,536 million JPY with no material impact on the consolidated statements of profit or loss. In addition, for the year ended March 31, 2020, Takeda entered into an agreement to divest a portfolio of selected over-the-counter and prescription pharmaceutical assets sold in Near East, Middle East and Africa countries as well as Russia, Georgia and countries within the Commonwealth of Independent States. Takeda classified the corresponding assets and liabilities to the disposal groups held for sale and completed the sales for 85,578 million JPY within the same fiscal year. The proceeds from sale of disposal group held for sale associated with Xiidra product and portfolio sale of selected over-the counter and prescription pharmaceutical assets comprised the majority of Takeda’s proceeds from sales of business in the consolidated statements of cash flows of 461,546 million JPY.
The disposal groups held for sale consisted mainly of the following and its fair value are classified as Level 3 in the fair value hierarchy as of March 31, 2020:

•
The R&D program referred to as SHP647 that was classified as the disposal group held for sale in the year ended March 31, 2019 remained as the disposal group held for sale as of March 31, 2020 as Takeda did not reach a sales agreement during the year ended March 31, 2020. For the year ending March 31, 2021, Takeda will cease to classify SHP647 as the disposal group held for sale following the European Commission’s decision to release Takeda from the obligation to divest it (Note 33).

•
Property, plant and equipment related to a manufacturing site in Ireland and Shonan Health Innovation Park in Japan was classified as held for sale following management decision to sell the site and signing a sales agreement, respectively.

•
Takeda classified the assets and liabilities such as intangible assets and goodwill related to the portfolio of selected over-the-counter and prescription pharmaceutical assets in Latin America which Takeda entered into a sales agreement with Hypera S.A. in March 2020.

•
Takeda classified the assets and liabilities such as intangible assets and goodwill related to TachoSil (Fibrin Sealant Patch) product which Takeda entered into a sales agreement with Ethicon in May 2019. This agreement with Ethicon was terminated in April 2020 due to anti-trust issue raised by the European Commission. However, Takeda will continue to negotiate a sale with potential buyers.

No impairment loss was recorded for the year ended March 31, 2019 while Takeda recorded an impairment loss of 33,790 million JPY in other operating expenses upon the classification of the disposal group as held for sale for the year ended March 31, 2020. A part of the impairment loss recorded in other operating expenses for the year ended March 31, 2020 is included in restructuring expense.
20.    Bonds and Loans

	JPY (millions) As of March 31
	2019	2020
Bonds	¥3,196,365	¥3,204,965
Short-term loans	500,002	5,014
Long-term loans	2,054,584	1,883,325
Total	¥5,750,951	¥5,093,304
Non-current	¥4,766,005	¥4,506,487
Current	¥984,946	¥586,817

The composition of bonds is as follows:

Instrument		JPY (millions) Carrying amount			Maturity
	Principal amount in contractual currency (millions)	As of March 31, 2019	As of March 31, 2020	Interest rate (%)
14th Unsecured Straight Bonds	¥60,000	¥59,992	¥—	0.540%	Jul 2019
15th Unsecured Straight Bonds	¥60,000	59,968	59,993	0.704%	Jul 2020
Hybrid subordinated bonds	¥500,000	—	496,773	1.720% per annum through October 6, 2024 and 6 months LIBOR + margin (1.750-2.750%) thereafter	June 2079
USD Unsecured Senior Notes	$500	55,129	54,129	2.450%	Jan 2022
2018 EUR Unsecured Senior Notes – variable rate	€1,750	216,717	208,229	3 month EURIBOR + margin (0.550-1.100%)	Nov 2020 - Nov 2022
2018 EUR Unsecured Senior Notes – fixed rate	€5,750	708,860	681,244	0.375-3.000%	Nov 2020 - Nov 2030
2018 USD Unsecured Senior Notes – fixed rate	$ 5,500 as of March 31, 2019 $ 4,500 as of March 31, 2020	605,261	485,780	4.000-5.000%	Nov 2021 - Nov 2028
Unsecured Senior Notes Assumed in Shire Acquisition	$ 12,100 as of March 31, 2019 $ 8,800 as of March 31, 2020	1,278,490	910,252	2.400-3.200%	Sep 2021 - Sep 2026
Unsecured Senior Notes Assumed in Shire Acquisition	$ 1,925 as of March 31, 2019 $ 1,520 as of March 31, 2020	211,948	164,565	3.600-5.250%	Jun 2022 - Jun 2045
Commercial Paper	¥144,000	—	144,000		Apr 2020 - Jun 2020
Total		¥3,196,365	¥3,204,965
The composition of loans is as follows:

		JPY (millions) Carrying value			Maturity
Instrument	Principal amount in contractual currency (millions)	As of March 31, 2019	As of March 31, 2020	Interest rate (%)
Syndicated Loans 2013	¥120,000 as of March 31, 2019 ¥60,000 as of March 31, 2020	¥120,000	¥60,000	3 month LIBOR + 0.010%	Jul 2020
Syndicated Loans 2016	¥200,000	200,000	200,000	0.200–0.300%	Apr 2023 - Apr 2026
Syndicated Loans 2017	¥113,500	113,500	113,500	0.350%	Apr 2027
USD Syndicated Loans 2017	$1,500	165,599	162,442	6 month LIBOR + 0.500%	Apr 2027
Syndicated Loans 2019	¥500,000	500,000	—	1 month TIBOR + 0.100%	Jul 2019
USD Syndicated Loans 2019	$7,500 as of March 31, 2019 $6,800 as of March 31, 2020	819,482	720,581	LIBOR + variable margin (0.750-1.500%)	Jan 2024
USD Japan Bank for International Cooperation 2019	$3,700	409,346	401,450	6 month LIBOR + 0.600%	Dec 2025
Other		226,659	230,366
Total		¥2,554,586	¥1,888,339
On June 6, 2019, Takeda issued hybrid subordinated bonds (the “Hybrid Bonds”) with an aggregate principal amount of 500 billion JPY. The proceeds from the Hybrid Bonds were used to repay the existing syndicated loans comprised of the senior short-term loan facility that was utilized to finance the acquisition of Shire. The Hybrid Bonds will mature on June 6, 2079. Under the terms and conditions of the Hybrid Bonds, Takeda may make an early repayment of all of the principal of the Hybrid Bonds on each interest payment date beginning October 6, 2024. Interest is payable semi-annually at a rate 1.720% through October 6, 2024 and 6 months LIBOR + margin (1.750 - 2.750%) thereafter subject to annual revision. The

Hybrid Bonds are unsecured, and Takeda is not subject to any financial covenants related to these bonds.
In September 2019, Takeda reached an agreement on a commitment facility of 700 billion JPY with various Japanese and non-Japanese banks. The commitment facility is effective from October 2019 for five years at a minimum. In connection with entering into this new commitment facility, Takeda’s existing short-term commitment facility of 300 billion JPY expiring in March 2020 was canceled in September 2019. The purpose of the new commitment facility is for general business use. There were no drawdowns on the 700 billion JPY commitment facility as of March 31, 2020.
There are long-term financing agreements that contain various financial covenants which require Takeda to maintain certain financial ratios and other restrictions including the level of the company’s borrowings. During the year ended March 31, 2020, Takeda amended various financial covenants on certain borrowings. The key amendment was related to certain loans maturing beyond August 2020, which contained the historic restrictive covenant that Takeda’s profit before tax must not be negative for two consecutive fiscal years. This covenant was removed and was replaced by one where Takeda’s ratio of consolidated net debt to consolidated EBITDA, as defined in the loan agreements, for the previous twelve-month period should not surpass certain levels as of March 31 and September 30 of each year. Takeda was in compliance with all financial covenants as of March 31, 2020.
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

•
2018 USD Unsecured Notes - fixed rate comprised of 1,000 million USD at 3.800% annual interest maturing in 2020 (fully redeemed on August 29, 2019), 1,250 million USD at 4.000% annual interest maturing in 2021, 1,500 million USD at 4.400% annual interest maturing in 2023, and 1,750 million USD at 5.000% annual interest maturing in 2028. As of March 31, 2020, the principal amounts were 4,500 million USD.

•
Syndicated Loans 2019 comprised of a Senior Short-Term Loan Facility agreement with aggregate principal amounts up to 500,000 million JPY at 1 month TIBOR + 0.100% interest maturing in July 2019. This loan was repaid during the year ended March 31, 2020.

•
USD Syndicated Loans 2019 comprised of a Term Loan Credit Agreement with aggregate principal amounts up to 7,500 million USD, out of which 3,500 million USD was made available in EUR. These syndicated loans mature in 2024 and have an interest rate of LIBOR plus a variable margin based on the public debt rating. As of March 31, 2020, the principal amounts in USD and EUR were 3,300 million USD and 3,057 million EUR, respectively.

•
Loan Agreement with the Japan Bank for International Cooperation (the “JBIC Loan”) with aggregate principal amount of up to 3,700 million USD. The JBIC loan has interest of 6 month LIBOR + 0.600% interest, and matures in 2025.

The bonds and loans assumed from Shire with the acquisition are mainly comprised of the following:

•
Shire Unsecured Senior Notes, guaranteed by Takeda Pharmaceuticals Company Limited, comprised of 3,300 million USD at 1.900% interest maturing in 2019 (fully redeemed on September 23, 2019), 3,300 million USD at 2.400% interest maturing in 2021, 2,500 million USD at 2.875% interest maturing in 2023, 3,000 million USD at 3.200% interest maturing in 2026. As of March 31, 2020, the principal amounts were 8,800 million USD.

•
Shire Unsecured Senior Notes, guaranteed by Takeda Pharmaceuticals Company Limited, comprised of 405 million USD at 2.875% interest maturing in 2020 (fully redeemed on August 9, 2019), 220 million USD at 3.600% interest maturing in 2022, 800 million USD at 4.000% interest maturing in 2025, and 500 million USD at 5.250% interest maturing in 2045. As of March 31, 2020, the principal amounts were 1,520 million USD.

•
Shire Revolving Credit Facilities Agreement – On December 12, 2014, Shire entered into a 2,100 million USD revolving credit facilities agreement with a number of financial institutions. This agreement was terminated in February 2019.

At their respective times of issuance, Takeda entered into a currency and interest rate swap agreement to hedge the JPY amount for 200 million USD of the USD Unsecured Senior Notes and 925 million USD of the USD Syndicated Loans 2017. Takeda entered into an interest rate swap agreement to fix the interest rate for 60,000 million JPY of the Syndicated Loans 2013 that mature in July 2020, 575 million USD of the USD Syndicated Loans 2017 and 2,000 million USD and 1,500 million EUR of the bond which Takeda will issue during the year ending March 31, 2021.

21.    Other Financial Liabilities

	JPY (millions) As of March 31
	2019	2020
Derivative liabilities (Note 27)	¥8,745	¥52,589
Finance lease obligations	179,411	—
Lease liabilities (Note 27)	—	369,459
Financial liabilities associated with contingent consideration arrangements (Note 27)	67,294	41,664
Other	31,965	31,123
Total	¥287,415	¥494,835
Non-current	¥240,215	¥399,129
Current	¥47,200	¥95,706
Finance lease obligations under IAS 17 (Prior to April 1, 2019)
The future minimum payments related to the finance lease obligations are as follows:

	JPY (millions) As of March 31
	Minimum lease payments	Present value of minimum lease payments
	2019	2019
Within one year	¥6,925	¥2,145
Between one year and five years	37,738	9,634
More than five years	288,470	167,632
Total	¥333,133	¥179,411

Less: Future finance charges	153,722
Present value of minimum lease payments	¥179,411
Non-current	¥177,266
Current	¥2,145

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
The present value of the defined benefit obligation is calculated annually based on actuarial valuations that are dependent upon a number of assumptions, including discount rates and future salary (benefit) increases. Service costs charged to operating expense related to defined benefit plans represent the increase in the defined benefit liability arising from pension benefits earned by active participants in the current period. Takeda is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions, expected investment income, and assets held.
The amounts recognized in the consolidated statements of profit or loss and the consolidated statements of financial position are as follows:

Consolidated statements of profit or loss

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Japan	¥4,582	¥4,621	¥4,769
Foreign	5,772	6,786	11,493
Defined benefit costs	¥10,354	¥11,407	¥16,262

Consolidated statements of financial position

	JPY (millions) As of March 31, 2019
	Japan	Foreign	Total
Present value of defined benefit obligations	¥198,293	¥227,975	¥426,268
Fair value of plan assets	223,191	80,625	303,816
Net defined benefit liabilities (assets)	¥(24,898)	¥147,350	¥122,452

Consolidated statements of financial position
Net defined benefit liabilities	¥9,461	¥147,435	¥156,896
Net defined benefit assets	34,359	85	34,444
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(24,898)	¥147,350	¥122,452

	JPY (millions) As of March 31, 2020
	Japan	Foreign	Total
Present value of defined benefit obligations	¥190,552	¥226,400	¥416,952
Fair value of plan assets	211,114	79,600	290,714
Net defined benefit liabilities (assets)	¥(20,562)	¥146,800	¥126,238

Consolidated statements of financial position
Net defined benefit liabilities	¥9,817	¥146,800	¥156,617
Net defined benefit assets	30,379	—	30,379
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(20,562)	¥146,800	¥126,238

Net defined benefit assets were included in other non-current assets on the consolidated statements of financial position. Net defined benefit assets included 771 million JPY in assets held for sale, and net defined benefit liabilities included 383 million JPY in liabilities held for sale as of March 31, 2019, related to disposal groups held for sale (Note 19).

Defined benefit obligations
A summary of changes in present value of the defined benefit obligations for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31, 2019
	Japan	Foreign	Total
At beginning of the year	¥198,686	¥99,174	¥297,860
Current service cost	4,774	5,041	9,815
Interest cost	1,390	2,356	3,746
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	1,499	(44)	1,455
From changes in financial assumptions	2,577	13,101	15,678
Experience adjustments	301	(1,301)	(1,000)
Past service cost	71	—	71
Settlement	(262)	—	(262)
Benefits paid	(11,784)	(5,156)	(16,940)
Effect of business combinations and disposals	1,041	116,060	117,101
Foreign currency translation differences	—	(1,256)	(1,256)
At end of the year	¥198,293	¥227,975	¥426,268

	JPY (millions) For the Year Ended March 31, 2020
	Japan	Foreign	Total
At beginning of year	¥198,293	¥227,975	¥426,268
Current service cost	4,832	9,580	14,412
Interest cost	1,166	4,021	5,187
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	(1,787)	(1,155)	(2,942)
From changes in financial assumptions	(5)	4,417	4,412
Experience adjustments	(1,351)	(2,495)	(3,846)
Past service cost	46	(580)	(534)
Settlement	(70)	48	(22)
Benefits paid	(10,390)	(10,419)	(20,809)
Effect of business combinations and disposals	(182)	62	(120)
Foreign currency translation differences	—	(5,054)	(5,054)
At end of the year	¥190,552	¥226,400	¥416,952
The remaining weighted average duration of the defined benefit obligations was 15.2 years and 15.9 years as of March 31, 2019 and 2020, respectively.
Significant actuarial assumptions used to determine the present value are as follows:

	Discount rate	Future salary increases
2019
Japan	0.6%	0.2%
Foreign	1.7%	2.2%
2020
Japan	0.6%	0.2%
Foreign	1.7%	2.1%

A 0.5% change in these actuarial assumptions would affect the present value of defined benefit obligations at the end of the reporting period, while holding all other assumptions constant, by the amounts shown below:

	JPY (millions)
	Discount Rate		Future Salary Increases
	Change in assumption	Impact	Change in assumption	Impact
2019
Japan	+0.50%	¥(12,608)	+0.50%	¥499
	-0.50%	14,193	-0.50%	(470)
Foreign	+0.50%	(19,158)	+0.50%	2,745
	-0.50%	17,699	-0.50%	(3,995)
2020
Japan	+0.50%	(11,855)	+0.50%	484
	-0.50%	13,322	-0.50%	(457)
Foreign	+0.50%	(19,559)	+0.50%	3,041
	-0.50%	18,972	-0.50%	(2,668)
Plan assets
The defined benefit plans are independent of Takeda and funded only by contributions from Takeda. Takeda’s investment policies are designed to secure the necessary returns in the long-term within acceptable risk levels to ensure payments of pension benefits to eligible participants, including future participants. The acceptable risk level in the return rate on the plan assets is derived from a detailed study considering the mid- to long-term trends and the changes in income such as contributions and payments. Based on policies and studies, after consideration of issues such as the expected rate of return and risks, Takeda formulates a basic asset mix which aims at an optimal portfolio on a long-term basis with the selection of appropriate investment assets.
A summary of changes in fair value of plan assets for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31
	2019	2020
Balance at beginning of the year	¥251,628	¥303,816
Interest income on plan assets	2,225	2,803
Remeasurement of defined benefit plans Return on plan assets	468	(9,680)
Contributions by the employer	5,706	9,036
Settlement	—	851
Benefits paid	(12,923)	(17,226)
Effect of business combinations and disposals	55,133	70
Foreign currency translation differences	1,579	1,044
Balance at end of the year	¥303,816	¥290,714
Takeda expects to contribute 7,942 million JPY to the defined benefit plans for the year ending March 31, 2021.

The breakdown of fair value by asset class is as follows:

	JPY (millions) As of March 31
	2019		2020
	With quoted prices in active markets	No quoted prices in active markets	With quoted prices in active markets	No quoted prices in active markets
Equities:
Japan	¥15,025	¥3,444	¥10,519	¥2,622
Foreign	20,680	85,708	16,786	80,298
Bonds:
Japan	1,040	16,523	2,196	13,080
Foreign	12,011	40,097	10,203	39,965
Life insurance company general accounts	—	88,178	—	89,599
Cash and cash equivalent	9,663	—	14,481	—
Others	404	11,043	(1,215)	12,180
Total plan assets	¥58,823	¥244,993	¥52,970	¥237,744
Equities and bonds with no quoted prices in active markets includes pooled funds that are primarily invested in listed securities on active markets. Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on a pooled basis.
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
The amount of defined contribution costs was 19,525 million JPY, 21,068 million JPY, and 25,138 million JPY for the years ended March 31, 2018, 2019 and 2020, respectively. These amounts include contributions to publicly provided plans.
Other Employee Benefit Expenses
Major employee benefit expenses other than retirement benefits for each fiscal year are as follows:

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Salary	¥215,256	¥272,930	¥417,860
Bonuses	70,708	89,439	135,938
Other	81,616	93,711	157,722
The above table does not include severance expenses.

23.    Provisions
The movements in the provisions are as follows:

	JPY (millions)
	Litigation (Note 32)	Restructuring	Rebates and return reserves	Other	Total
As of April 1, 2018	¥23,182	¥12,616	¥101,841	¥23,184	¥160,823
Increases	10,382	30,547	441,188	13,208	495,325
Assumed through business combination	29,570	14,506	218,852	10,434	273,362
Decreases (utilized)	(11,426)	(8,594)	(462,335)	(10,836)	(493,191)
Decreases (reversed)	(3,146)	(679)	(11,447)	(3,335)	(18,607)
Deconsolidation	(1,032)	—	(994)	(295)	(2,321)
Foreign currency translation differences	(755)	1,285	8,138	(1,575)	7,093
As of March 31, 2019	¥46,775	¥49,681	¥295,243	¥30,785	¥422,484
Adoption of IFRS 16	—	(129)	—	(10,070)	(10,199)
As of April 1, 2019	¥46,775	¥49,552	¥295,243	¥20,715	¥412,285
Increases	24,238	59,484	771,233	27,114	882,069
Decreases (utilized)	(18,911)	(59,414)	(738,242)	(11,705)	(828,272)
Decreases (reversed)	(1,965)	(1,360)	(4,940)	(486)	(8,751)
Deconsolidation	—	—	—	(40)	(40)
Foreign currency translation differences	(426)	(3,215)	(7,004)	(3,796)	(14,441)
As of March 31, 2020	¥49,711	¥45,047	¥316,290	¥31,802	¥442,850
The current portion of the provision is 132,781 million JPY, 388,722 million JPY, and 405,245 million JPY as of April 1, 2018, March 31, 2019 and 2020, respectively. The non-current portion of the provision is 28,042 million JPY, 33,762 million JPY and 37,605 million JPY, as of April 1, 2018, March 31, 2019 and 2020, respectively.
Restructuring
Takeda has various restructuring efforts in place during the years ended March 31, 2018, 2019 and 2020, in connection with the following:

•
Transform its R&D function – Takeda has led various restructuring efforts during the years ended March 31, 2018, 2019 and 2020, in connection with efforts to transform its R&D function and to improve the efficiency of its operations. These initiatives included consolidation of sites and functions and reduction in workforce.

•
Integration of Shire - In the years ended March 31, 2019 and 2020, Takeda directed various restructuring efforts following the Shire acquisition. The integration of Shire includes initiatives to consolidate systems, sites, and functions, and to optimize the workforce.

•
Acquired restructuring programs – Takeda acquired various restructuring programs in connection with the Shire Acquisition. These include Shire program related to completing the integration of Baxalta, Inc., which was acquired by Shire in June 2016. These programs are completed in the year ended March 31, 2020.

•	Various other efforts to improve the efficiency of its operations and related facilities.
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

Restructuring expenses recorded are as follows:

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Cash:
Severance	¥6,397	¥17,574	¥33,538
Consulting fees	7,205	19,040	18,086
Other	16,528	44,906	78,746
Total	¥30,130	¥81,520	¥130,370
Non-Cash:
Depreciation and impairment	¥14,606	¥1,442	¥50,670
Total	¥44,736	¥82,962	¥181,040
Other restructuring expenses mainly relate to retention and contract termination costs. Other restructuring expenses for the year ended March 31, 2020 includes personnel expenses of 28,140 million JPY mainly related to retention bonus and salary of employees fully dedicated to restructuring programs.
Rebates and Returns
Takeda has recognized a provision related mainly to sales rebates and returns for products and merchandises. The balances stated in the summary table above include provisions of 213,978 million JPY and 213,189 million JPY as of March 31, 2019 and 2020, respectively, for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. state and Federal government health programs, such as U.S. Medicaid and U.S. Medicare as well as U.S. commercial managed care programs. These are expected to be paid out generally within one year. Sales rebates and sales returns are reviewed and updated monthly or when there is a significant change in its amount.
Other
Other provisions are primarily related to asset retirement obligations, contract termination fees and onerous contracts.
24.    Other Liabilities

	JPY (millions) As of March 31
	2019	2020
Accrued expenses	¥408,122	¥456,621
Deferred income	45,431	31,591
Other	59,384	63,967
Total	¥512,937	¥552,179
Non-current	¥73,882	¥52,793
Current	¥439,055	¥499,386
Accrued expenses include accrued employee benefit expenses of 163,241 million JPY and 193,981 million JPY as of March 31, 2019 and 2020, respectively.
Deferred income includes government grants for the purchase of property, plant and equipment. The grants received were 21,145 million JPY and 15,810 million JPY during the years ended March 31, 2019 and 2020, respectively. The primary government grants relate to funding a portion of Takeda’s investment in the development and production of new influenza vaccines. Takeda was reimbursed for investments it made in facilities. The grant income is recognized over the life of the associated assets and is recorded as an offset to the depreciation expense included in cost of sales, selling, general and administrative expenses, and research and development expenses.

25.    Trade and Other Payables

	JPY (millions) As of March 31
	2019	2020
Trade payables	¥212,348	¥211,627
Other payables	115,046	107,189
Total	¥327,394	¥318,816
Trade payables relate to expenditures associated with Takeda’s manufacturing and other payables relate to other expenditures associated with its day-to-day operations.
26.    Equity and Other Equity Items

	Thousands of Shares For the Year Ended March 31
	2019	2020
Authorized shares as of the beginning of the year	3,500,000	3,500,000
Shares issued:
At the beginning of the year	794,688	1,565,006
Exercise of stock options	15	18
Issuance of shares (Note 31)	770,303	11,350
As of the end of the year	1,565,006	1,576,374
The shares issued by the Company are ordinary shares with no par value that have no restrictions on any rights. The number of treasury shares included in the above shares issued was 13,379 thousand shares, 10,226 thousand shares, and 18,608 thousand shares as of April 1, 2018, March 31, 2019, and 2020, respectively. The number of treasury shares as of March 31, 2019 and 2020 includes 9,976 thousand shares and 18,353 thousand shares, respectively, held by the Employee Stock Ownership Plan (“ESOP”) Trust and the Board Incentive Plan (“BIP”) Trust. The ESOP and BIP Trust acquired 12,343 thousand shares and sold 3,966 thousand shares during the year ended March 31, 2020.
During the year ended March 31, 2019, the Company issued 770,303 thousand ordinary shares to fund the acquisition of Shire (Note 31).
During the year ended March 31, 2020, the Company issued 11,350 thousand shares through third-party allotment to the Master Trust Bank of Japan, Ltd., which is the trust account for Takeda’s ESOP subsidiary. The issuance of these shares resulted in an increase in share capital of 24,505 million JPY and share premium of 24,505 million JPY. The Master Trust Bank of Japan is a co-trustee of the ESOP. This issuance was approved by the resolution of our Board of Directors. These shares were reacquired by the Company from the ESOP trust for distribution of share-based compensation awards. The reacquisition of the shares resulted in an increase in treasury shares of 49,009 million JPY in the consolidated statements of financial position.

Dividends declared and paid	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2017, to March 31, 2018
Q1 2017	¥71,133	¥90.00	March 31, 2017	June 29, 2017
Q3 2017	71,165	90.00	September 30, 2017	December 1, 2017
April 1, 2018, to March 31, 2019
Q1 2018	71,507	90.00	March 31, 2018	June 29, 2018
Q3 2018	71,509	90.00	September 30, 2018	December 3, 2018
April 1, 2019, to March 31, 2020
Q1 2019	140,836	90.00	March 31, 2019	June 28, 2019
Q3 2019	141,857	90.00	September 30, 2019	December 2, 2019
Dividends declared for which the effective date falls in the following fiscal year are as follows:

Dividends declared	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2020, to March 31, 2021
Q1 2020	¥141,858	¥90.00	March 31, 2020	June 25, 2020

27.    Financial Instruments
Takeda promotes risk management to reduce the financial risks arising from business operations. The principal risks to which Takeda is exposed include market risk, counterparty credit risk, and liquidity risk caused by changes in the market environment such as fluctuations in foreign exchange rates, interest rates and market prices of commodities and other financial holdings. Each of these risks is managed in accordance with Takeda’s policies.
Financial Assets and Liabilities

	JPY (millions) As of March 31, 2019
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Equity instruments	¥—	¥168,732	¥—	¥—	¥—	¥168,732
Derivative financial instruments	—	—	4,590	3,725	—	8,315
Investments in convertible notes	—	—	9,865	—	—	9,865
Investments in debt securities	—	—	1,608	—	—	1,608
Total	¥—	¥168,732	¥16,063	¥3,725	¥—	¥188,520

Financial assets not measured at fair value
Other financial assets -
Other	¥26,493	¥—	¥—	¥—	¥—	¥26,493
Trade and other receivables	741,907	—	—	—	—	741,907
Cash and cash equivalents	702,093	—	—	—	—	702,093
Total	¥1,470,493	¥—	¥—	¥—	¥—	¥1,470,493

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥7,120	¥1,625	¥—	¥8,745
Financial liabilities associated with contingent consideration arrangements	—	—	67,294	—	—	67,294
Other	—	—	8,057	—	—	8,057
Total	¥—	¥—	¥82,471	¥1,625	¥—	¥84,096

Financial liabilities not measured at fair value
Other financial liabilities -
Finance leases	¥—	¥—	¥—	¥—	¥179,411	¥179,411
Other	—	—	—	—	23,908	23,908
Trade and other payables	—	—	—	—	327,394	327,394
Bonds and loans	—	—	—	—	5,750,951	5,750,951
Total	¥—	¥—	¥—	¥—	¥6,281,664	¥6,281,664

	JPY (millions) As of March 31, 2020
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Equity instruments	¥—	¥127,455	¥—	¥—	¥—	¥127,455
Derivative financial instruments	—	—	25,509	120	—	25,629
Investments in convertible notes	—	—	9,418	—	—	9,418
Investments in debt securities	—	—	1,029	—	—	1,029
Financial assets associated with contingent consideration arrangements	—	—	92,516	—	—	92,516
Total	¥—	¥127,455	¥128,472	¥120	¥—	¥256,047

Financial assets not measured at fair value
Other financial assets -
Other	¥21,896	¥—	¥—	¥—	¥—	¥21,896
Trade and other receivables	757,005	—	—	—	—	757,005
Cash and cash equivalents	637,614	—	—	—	—	637,614
Total	¥1,416,515	¥—	¥—	¥—	¥—	¥1,416,515

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥13,673	¥38,916	¥—	¥52,589
Financial liabilities associated with contingent consideration arrangements	—	—	41,664	—	—	41,664
Other	—	—	9,057	—	—	9,057
Total	¥—	¥—	¥64,394	¥38,916	¥—	¥103,310

Financial liabilities not measured at fair value
Other financial liabilities -
Lease liabilities	¥—	¥—	¥—	¥—	¥369,459	¥369,459
Other	—	—	—	—	22,066	22,066
Trade and other payables	—	—	—	—	318,816	318,816
Bonds and loans	—	—	—	—	5,093,304	5,093,304
Total	¥—	¥—	¥—	¥—	¥5,803,645	¥5,803,645
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

	JPY (millions) For the Year Ended March 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	¥—	¥4,590	¥—	¥4,590
Investment in convertible notes	—	—	9,865	9,865
Investment in debt securities	—	—	1,608	1,608
Derivatives for which hedge accounting is applied	—	3,725	—	3,725
Financial assets measured at fair value through OCI
Equity instruments	119,907	—	48,825	168,732
Total	¥119,907	¥8,315	¥60,298	¥188,520

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	¥—	¥7,120	¥—	¥7,120
Financial liabilities associated with contingent consideration arrangements	—	—	67,294	67,294
Other	—	—	8,057	8,057
Derivative for which hedge accounting is applied	—	1,625	—	1,625
Total	¥—	¥8,745	¥75,351	¥84,096

	JPY (millions) For the Year Ended March 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	¥—	¥25,509	¥—	¥25,509
Investment in convertible notes	—	—	9,418	9,418
Investment in debt securities	—	—	1,029	1,029
Financial assets associated with contingent consideration arrangements	—	—	92,516	92,516
Derivatives for which hedge accounting is applied	—	120	—	120
Financial assets measured at fair value through OCI
Equity instruments	79,218	—	48,237	127,455
Total	¥79,218	¥25,629	¥151,200	¥256,047

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	¥—	¥13,673	¥—	¥13,673
Financial liabilities associated with contingent consideration arrangements	—	—	41,664	41,664
Other	—	—	9,057	9,057
Derivative for which hedge accounting is applied	—	38,916	—	38,916
Total	¥—	¥52,589	¥50,721	¥103,310

Valuation Techniques
The fair value of derivatives is measured based on quoted price or quotes obtained from financial institutions or the Black-Scholes model, whose significant inputs to the valuation model used are based on observable market data. During the year ended March 31, 2020, a 25,660 million JPY valuation gain was recognized at the timing of public offering in finance income on the warrant to purchase stocks of a privately held company upon that company’s initial public offering.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
Equity investments and investments in debt securities are not held for trading. If equity instruments or investments in debt securities are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt securities are not quoted in an active market, the fair value is calculated utilizing a net asset-book value method or multiples of EBITDA approach based on available information as of each period-end-date and company comparable. The principle input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt securities classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 5.0 times to 11.9 times. During the years ended March 31, 2019 and 2020, cumulative gains on equity investments of 44,230 million JPY and 19,903 million JPY were reclassified from other comprehensive income to retained earnings, respectively, upon the disposal of certain equity investments in publicly traded companies. The fair value of these investments on the dates of disposal during the years ended March 31, 2019 and 2020 were 65,035 million JPY and 35,435 million JPY, respectively. The investments were disposed of after management’s assessment of these investments relative to the investment strategy.
Financial assets and liabilities associated with contingent consideration arrangements are valued at fair value at timing of the divestiture or the acquisition date of business combination. When the contingent consideration meets the definition of a financial asset or liability, it is subsequently re-measured to fair value at each closing date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized in relation to the divestiture of Xiidra. The financial liabilities associated with contingent consideration arrangements are discussed in Financial liabilities associated with contingent consideration arrangements.

The joint venture net written option, included in other Level 3 liabilities above is valued at fair value, and subsequently re-measured to fair value at each closing date. The determination of the fair value is based on the Monte Carlo Simulation model. The key assumptions include probability weighting, estimated earnings and assumed market participant discount rates that are taken into account for the fair value.
Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were no transfers among Level 1, Level 2, and Level 3 except transfers from Level 3 to Level 1 recorded in 2019 and 2020. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. During the years ended March 31, 2019 and 2020, the companies listed its equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the years ended March 31, 2019 and 2020, respectively.

Level 3 financial assets fair values
Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the year ended March 31, 2019 and 2020. The disclosure related to Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in Financial liabilities associated with contingent consideration arrangements.

	JPY (millions) For the Year Ended March 31
	2019	2020
	Equity instruments	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the period	¥40,213	¥—	¥48,825
Acquisitions through business combinations	5,687	—	—
Recognition of financial assets associated with contingent consideration arrangements	—	83,245	—
Changes recognized as finance income	—	3,478	—
Changes in fair value of financial assets associated with contingent consideration due to other elements than time value	—	5,652	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	(4,304)	141	15,157
Purchases	7,031	—	7,187
Sales	(1,844)	—	(191)
Transfers to Level 1	(111)	—	(17,334)
Acquisition from conversion of convertible notes	2,153	—	273
Transfers from investments accounted for using the equity method	—	—	199
Transfers to investments accounted for using the equity method	—	—	(5,879)
As of the end of the period	¥48,825	¥92,516	¥48,237
The following sensitivity analysis represents effect on the fair value of financial assets associated with contingent consideration arrangements from changes in major assumptions. For other Level 3 financial assets, there are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement.

		JPY (millions)
	Change in assumption	Impact
Forecast Xiidra sales	Increase by 5%	¥13,015
	Decrease by 5%	(17,137)
Discount rate	Increase by 0.5%	(4,013)
	Decrease by 0.5%	4,230
Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or license agreements that are payable only upon future events such as the achievement of development milestones and sales targets, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of contingent consideration is re-measured based on risk-adjusted future cash flows discounted using an appropriate discount rate.
As of March 31, 2019 and 2020, the balance primarily relates to pre-existing contingent consideration arrangements from Shire’s historical acquisitions.
The pre-existing contingent consideration acquired from Shire through Shire’s historical acquisitions is due upon the achievement of certain milestones related to the development, regulatory, first commercial sale and other sales milestones of products at various stages of development and marketing, which could total up to 64,310 million JPY of undiscounted payments over a period of over 20 years. The fair value of the contingent consideration payable could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.

The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy.

	JPY (millions) For the Year Ended March 31
	2019	2020
As of the beginning of the year	¥30,569	¥67,294
Additions arising from business combinations (Note 31)	48,599	—
Changes in the fair value during the period	(2,223)	(8,094)
Settled and paid during the period	(7,734)	(15,253)
Settled during the period and reclassified to other payables	(1,648)	(95)
Foreign currency translation differences	(146)	(1,426)
Other	(123)	(762)
As of the end of the year	¥67,294	¥41,664

	JPY (millions) As of March 31
	2019	2020
Payment term (undiscounted)
Within one year	¥17,348	¥4,610
Between one and three years	18,988	9,918
Between three and five years	9,222	5,014
More than five years	51,737	45,229

The following sensitivity analysis represents effect on the fair value of financial liabilities associated with contingent consideration arrangements from changes in major assumptions:

		JPY (millions) As of March 31
		2019	2020
Probability of technical milestones being achieved for Shire’s historical contingent consideration arrangements	Increase by 5%	¥3,629	¥4,051
	Decrease by 5%	(3,629)	(4,051)
Discount rate	Increase by 0.5%	(1,598)	(1,367)
	Decrease by 0.5%	1,598	1,367
Financial instruments not measured at fair value
The carrying amount and fair value of financial instruments that are not measured at fair value in the consolidated statements of financial position are as follows:

	JPY (millions) As of March 31
	2019		2020
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	¥3,196,365	¥3,323,592	¥3,204,965	¥3,351,400
Long-term loans	2,054,584	2,058,929	1,883,325	1,876,613
Long-term financial liabilities are recognized at their carrying amount. The fair value of bonds is measured at quotes obtained from financial institutions whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans in consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy.
The fair value disclosure of lease liabilities is not required for the current fiscal year.

Market Risk
Major market risks to which Takeda is exposed are 1) foreign currency risk, 2) interest rate risk and 3) price fluctuation risk. Financial instruments affected by market risk include loans and borrowings, deposits, equity investments and derivative financial instruments.
Foreign Currency Risk
Takeda’s exposure to the risk of changes in foreign exchange rates primarily relates to its operations (when revenue or expense is denominated in a foreign currency) and Takeda’s net investments in foreign subsidiaries. Takeda manages foreign currency risks in a centralized manner using derivative financial instruments. Takeda’s policy does not permit the use of speculative foreign currency financial instruments or derivatives.
Takeda uses forward exchange contracts, currency swaps, and currency options to hedge individually significant foreign currency transactions. Takeda has also designated loans and bonds denominated in the US dollar and Euro, including the US dollar and Euro debt instruments used to fund the Shire Acquisition, as hedging instruments of net investments in foreign operations. As of March 31, 2019 and 2020, the total fair value of the foreign currency denominated loans was 1,404,031 million JPY and 1,292,239 million JPY, respectively, and the total fair value of the foreign currency denominated bonds was 3,203,040 million JPY and 2,636,053 million JPY, respectively.
Takeda is exposed mainly to foreign currency risks of the US dollar and Euro. A depreciation of the JPY by 5% against the US dollar and Euro would impact profit or loss by 12,533 million JPY, 19,530 million JPY and 9,635 million JPY as of March 31, 2018, 2019 and 2020, respectively. These amounts do not include the effects of foreign currency translation on financial instruments in the functional currency or on assets, liabilities, revenue, and expenses of foreign operations. This analysis assumes that all other variables, in particular interest rates, remain constant. Takeda’s exposure to foreign currency changes for all other currencies is not material.

	JPY (millions) For the Year Ended March 31, 2019
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥219,580	¥—	¥544
United States Dollar	200,571	—	(2,145)
Other	722	—	(2)
Buying:
Euro	357,550	—	(4,156)
United States Dollar	227,262	—	3,254
Currency swaps:
Buying:
United States Dollar	123,993	123,959	2,621
Currency collar options:
Russian Ruble	11,463	—	(9)
Brazilian Real	13,507	—	(15)

	JPY (millions) For the Year Ended March 31, 2020
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥15,478	¥—	¥(93)
United States Dollar	212,638	—	2,764
Buying:
Euro	111,249	—	(3,845)
United States Dollar	423,060	—	(8,095)
Currency swaps:
Buying:
United States Dollar	123,959	123,924	(473)
Currency collar options:
Russian Ruble	10,124	—	(89)
Brazilian Real	6,753	—	(63)
Indian Rupee	1,258	—	(1)
The above currency swaps were related to bonds and loans denominated in foreign currency that the Company designated as hedging instruments in a cash flow hedge. The cash flow hedge reserve related to the currency swaps were reclassified to profit or loss in the same period as the hedged expected future cash flows occur.
Interest Rate Risk
Takeda’s exposure to the risk of changes in benchmark interest rates and foreign exchange rate relates primarily to the outstanding debts with floating interest rates. Takeda may use interest and currency swaps that fix the amount of future payments to manage interest and foreign exchange rate risks through cash flow hedge strategies. The following summarizes interest and cross currency interest rate swaps designated as cash flow hedges for the years ended March 31:

	JPY (millions) For the Year Ended March 31
	Notional amount	More than one year	Fair value
2019	¥308,078	¥248,078	¥2,100
2020	640,205	184,450	(38,796)
The above swaps are related to the borrowings that the Company designated as hedging instruments in a cash flow hedge.
The following represents interest rate sensitivity analysis for the periods presented. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

	JPY (millions)
	As of March 31, 2019 Interest rate		As of March 31, 2020 Interest rate
	+1%	-1%	+1%	-1%
Impact on net profit or loss before tax	¥(4,632)	¥4,632	¥(15,432)	¥15,432
Impact on other comprehensive income (before tax effect)	14,840	(14,840)	34,296	(34,296)

Price Fluctuation Risk Management
Commodity Price Risk

For its business operations, Takeda is exposed to risks from commodity price fluctuations. Takeda manages this risk primarily by utilizing fixed price contracts but may also use financial instruments to lock in a fixed price.

Market Price Risk

Market pricing and valuations of Takeda’s fixed-income financial assets and liabilities are impacted by changes in currency rates, interest rates and credit spreads, which are managed as described above.

For equity instruments, Takeda manages the risk of price fluctuations in the instruments by regularly reviewing share prices and financial positions of the issuers. The analysis shows that if the market price of equity instruments held by Takeda and investments in trusts which hold equity instruments on behalf of Takeda had increased by 10%, the hypothetical impact on other comprehensive income (before tax effect) would have been 11,991 million JPY and 7,922 million JPY for the years ended March 31, 2019 and 2020, respectively. This analysis assumes that all other variables, in particular interest rates and foreign currency exchange rates, remain constant.

Derivative Financial Instruments

As described above, Takeda is exposed to effects related to foreign exchange fluctuations in connection with our international business activities that are denominated in various currencies and Takeda’s overseas entities that have different functional currencies. Takeda is also exposed to currency and interest rate fluctuations on our borrowings that we use to finance our business operations and our acquisitions. These borrowings are denominated in various currencies and may bear interest at variable rates, resulting in the risk related to the currency and interest rate movements.

In order to manage the risk of currency exchange rate and interest rate fluctuations, Takeda may enter into derivative contracts with highly rated financial institutions. Takeda enters into derivative contracts based on our risk management policies, which determine the authority for entering into such transactions and the transaction limits. The policy, which has been consistently followed, is that financial derivatives be used only for hedging foreign currency and interest rate exposure and not for speculative purposes.

Takeda generally designates its derivatives as hedges for accounting purposes. In certain instances, Takeda enters into derivative contracts that do not qualify for hedge accounting but are utilized to manage the underlying risk (‘‘economic hedges’’). Takeda does not use financial instruments for speculative purposes. Takeda established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Summary of Financial Position and Financial Performance for Derivative and Hedging Activities
The following tables represent the items designated as hedging instruments, amounts within other components of equity related to items designated as hedged items and amounts of changes in fair value of hedging instruments recorded in other comprehensive income and the amounts reclassified from the hedge cost reserve to profit or loss as of and for the year ended March 31, 2019:

		JPY (millions) As of March 31, 2019
	Notional	Carrying amount – assets	Carrying amount – liabilities	Line item in the statement of financial position where hedging instrument is included	Average rate used for the fair value of the hedging instrument
Cash flow hedges
Interest risk
Interest rate swaps	120,000 million JPY	¥—	¥917	Other financial liabilities	0.66%
	575 million USD	396	—	Other financial assets	2.83%
Currency and interest risk
Currency and interest rate swaps	1,125 million USD	3,329	708	Other financial assets /liabilities	109.97 JPY 0.03%
Net investment hedges
Foreign currency denominated bonds and loans	12,881 million USD	—	1,425,116	Bonds and loans
	10,540 million EUR	—	1,308,686	Bonds and loans

	JPY (millions) As of March 31, 2019
	Balance in cash flow hedges and net investment hedges	Balance in hedge cost reserve
Cash flow hedges
Interest risk
Interest rate swaps	¥(362)	¥—
Forward interest rate	33	—
Currency and interest risk
Currency and interest rate swaps	(109)	1,412
Currency risk
Hedge related to acquisition	3,397	—
Net investment hedges
Foreign currency denominated bonds and loans	7,969	—

	JPY (millions) As of and for the year ended March 31, 2019
	Amounts recognized in OCI		Amounts reclassified to goodwill		Amount reclassified to profit or loss
	Change in fair value of hedging instruments	Hedging costs	Cash flow hedge	Hedging costs	Cash flow hedge	Hedging costs	Line item in which reclassification adjustment is included
Cash flow hedges
Interest risk
Interest rate swaps	¥(2,177)	¥—	¥—	¥—	¥845	¥—	Financial expenses
Forward interest rate	—	—	—	—	53	—	Financial expenses
Currency and interest risk
Currency and interest rate swaps	7,204	627	—	—	(7,261)	(908)	Financial income and Financial expenses
Currency risk
Hedge related to acquisition	(33,090)	(4,715)	35,773	4,715	—	—
Net investment hedges
Foreign currency denominated bonds and loans	(8,488)	—	—	—	—	—
The following tables represent the items designated as hedging instruments, amounts within other components of equity related to items designated as hedged items and amounts of changes in fair value of hedging instruments recorded in other comprehensive income and the amounts reclassified from the hedging reserve to profit or loss as of and for the year ended March 31, 2020:

		JPY (millions) As of March 31, 2020
	Notional	Carrying amount – assets	Carrying amount – liabilities	Line item in the statement of financial position where hedging instrument is included	Average rate used for the fair value of the hedging instrument
Cash flow hedges
Interest risk
Interest rate swaps	60,000 million JPY	¥—	¥223	Other financial liabilities	0.68%
	575 million USD	—	7,081	Other financial liabilities	2.83%
Forward interest rate	2,000 million USD	—	28,642	Other financial liabilities	1.81%
	1,500 million EUR	33	2,410	Other financial asset /liabilities	0.13%
Currency and interest risk
Currency and interest rate swaps	1,125 million USD	87	560	Other financial asset /liabilities	109.97 JPY 0.03%
Net investment hedges
Foreign currency denominated bonds and loans	12,415 million USD	—	1,347,047	Bonds and loans
	10,552 million EUR	—	1,257,492	Bonds and loans

	JPY (millions) As of March 31, 2020
	Balance in cash flow hedges and net investment hedges	Balance in hedge cost reserve
Cash flow hedges
Interest risk
Interest rate swaps	¥(5,070)	¥—
Forward interest rate	(21,488)	—
Currency and interest risk
Currency and interest rate swaps	266	555
Currency risk
Hedge related to acquisition	3,560	—
Net investment hedges
Foreign currency denominated bonds and loans	71,795	—

	JPY (millions) As of and for the year ended March 31, 2020
	Amounts recognized in OCI		Amount reclassified to profit or loss
	Change in fair value of hedging instruments	Hedging costs	Cash flow hedge	Hedging costs	Line item in which reclassification adjustment is included
Cash flow hedges
Interest risk
Interest rate swaps	¥(7,409)	¥—	¥627	¥—	Financial expenses
Forward interest rate	(31,022)	—	21	—	Financial expenses
Currency and interest risk
Currency and interest rate swaps	568	(344)	(28)	(890)	Financial income and Financial expenses
Currency risk
Hedge related to acquisition	237	—	—	—
Net investment hedges
Foreign currency denominated bonds and loans	(72,854)	—	—	—
The amount relating to the ineffectiveness recorded in profit or loss was immaterial for the years ended March 31, 2019 and 2020. The amount of hedging gains/losses recorded in other comprehensive income and reclassified to profit or loss as hedged future cash flows were no longer expected to occur was immaterial for the years ended March 31, 2019 and 2020.
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
Credit Risk
Takeda is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk, without taking into account any collateral held at the end of the reporting period, is represented by the carrying amount of the financial instruments which is exposed to credit risk on the consolidated statements of financial position. Takeda regularly monitors the status of credit risk exposure with banks and financial institutions.
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

The following represents the carrying amount of the trade receivables categorized by due date and the analysis of impairment loss allowance as of March 31, 2019 and 2020:

	JPY (millions) except for percentage As of March 31, 2019
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥613,062	¥17,244	¥7,441	¥5,968	¥14,336	¥2,948	¥660,999
Impairment loss allowance	(2,350)	(27)	(24)	(99)	(477)	(341)	(3,318)
Net carrying amount	610,712	17,217	7,417	5,869	13,859	2,607	657,681
Weighted average loss rate (%)	0.4%	0.2%	0.3%	1.7%	3.3%	11.6%	0.5%

	JPY (millions) except for percentage As of March 31, 2020
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥626,334	¥15,341	¥8,635	¥5,692	¥12,010	¥7,893	¥675,905
Impairment loss allowance	(748)	(316)	(168)	(198)	(438)	(3,329)	(5,197)
Net carrying amount	625,586	15,025	8,467	5,494	11,572	4,564	670,708
Weighted average loss rate (%)	0.1%	2.1%	1.9%	3.5%	3.6%	42.2%	0.8%
Management believes that the unimpaired amounts that are past due are still collectible in full, based on historical payment behavior and extensive analysis of customer credit risk.
As of March 31, 2019, and 2020, Takeda has provided loss allowance on trade receivables and other receivables not past due based on an analysis of credit histories. Loss allowance for trade receivables are measured based on expected credit losses on a collective basis using the simplified approach. However, when events that have a detrimental impact on the estimated future cash flows such as customers’ deterioration of financial conditions or failure of payment overdue have occurred, expected credit losses are measured on an individual basis as credit-impaired financial assets. Takeda considers a financial asset to be in default when the customer is unlikely to pay the obligation in full, without recourse by Takeda to take actions such as realizing collaterals, if any.
The following is a summary of the change in the impairment loss allowance for trade receivables for the years ended March 31, 2019 and 2020. The impairment loss allowance recognized for other than trade receivables is immaterial.

	JPY (millions)
	Bad debt provision calculated by simplified approach	Bad debt provision recognized to credit- impaired financial assets	Total
As of April 1, 2018	¥3,661	¥5,158	¥8,819
Increases	1,305	2,243	3,548
Decreases (written off)	(2,716)	(5,257)	(7,973)
Decreases (reversed)	(942)	(208)	(1,150)
Reclassification to assets held for sale	(36)	—	(36)
Foreign currency translation differences	119	(9)	110
As of March 31, 2019	¥1,391	¥1,927	¥3,318
Increases	2,061	2,275	4,336
Decreases (written off)	(908)	(302)	(1,210)
Decreases (reversed)	(617)	(329)	(946)
Foreign currency translation differences	(257)	(44)	(301)
As of March 31, 2020	¥1,670	¥3,527	¥5,197

Other Counterparty Credit Risk

Cash reserves of Takeda are concentrated mostly with the Company and entities acting as the cash pool leader in the U.S. and Europe. These cash reserves are primarily managed exclusively by investments in highly rated short-term bank deposits and bonds of highly rated issuers within the investment limits determined by reviewing the investment ratings and terms under Takeda’s policies for fund management, resulting in limited credit risk. Cash reserves, other than those subject to the group cash pooling system, are managed by each consolidated subsidiary in accordance with the Company’s fund management policies.

For derivatives, Takeda enters into contracts only with financial counterparties rated investment grade or higher in order to minimize counterparty risk.
Liquidity Risk
Takeda manages liquidity risk and establishes an adequate management framework for liquidity risk to secure stable short-, mid-, and long-term funds and sufficient liquidity for operations. Takeda manages liquidity risk by monitoring forecasted cash flows and actual cash flows on an ongoing basis. In addition, Takeda has commitment lines with some counterparty financial institutions to manage liquidity risk (Note 20). Takeda strives to maximize the available liquidity with a combination of liquid short-term investments and committed credit lines with strong rated counterparties. The objective is to maintain levels in excess of project cash needs to mitigate the risk of contingencies.
The table below presents the balances of financial liabilities by maturity. The total contract amount below reflects cash flows presented on an undiscounted cash flow basis, including interest expense. The amounts disclosed as of March 31, 2019 and 2020 are undiscounted cash flows using the respective spot foreign exchange rates as of March 31, 2019 and 2020.

	JPY (millions)
	Carrying amount	Total	Within one year	Between one and two years	Between two and three years	Between three and four years	Between four and five years	More than five years
As of March 31, 2019
Bonds and loans
Bonds	¥3,196,365	¥3,790,239	¥507,158	¥572,336	¥625,401	¥358,700	¥490,302	¥1,236,342
Loans	2,554,586	2,780,332	603,589	152,453	75,627	190,754	787,720	970,189

Trade and other payables	327,394	327,394	327,394	—	—	—	—	—
Finance leases	179,411	333,133	6,925	8,996	9,360	9,575	9,807	288,470
Derivative liabilities	8,745	7,106	7,246	(301)	161	—	—	—
Derivative assets	(8,315)	(30,902)	(8,090)	(2,983)	(2,576)	(2,633)	(2,816)	(11,804)

As of March 31, 2020
Bonds and loans
Bonds	¥3,204,965	¥3,728,427	¥551,728	¥621,138	¥354,268	¥489,171	¥544,236	¥1,167,886
Loans	1,888,339	1,984,005	137,812	55,478	170,844	677,391	59,424	883,056

Trade and other payables	318,816	318,816	318,816	—	—	—	—	—
Lease liabilities	369,459	545,688	41,084	40,623	33,085	30,407	28,747	371,742
Derivative liabilities	52,589	48,806	44,255	1,396	804	695	510	1,146
Derivative assets	(25,629)	(10,059)	(5,433)	(551)	(562)	(652)	(722)	(2,139)
The contract amount of bonds in “Between four and five years” as of March 31, 2020, includes 500,000 million JPY principal amount of the hybrid subordinated bonds (the “Hybrid Bonds”) as Takeda may make an early repayment of all of the principal of the Hybrid Bonds on each interest payment date beginning October 6, 2024 (Interest payments are calculated using the interest rate applicable up to October 6, 2024 (1.72%). Interest payments thereafter are not included in the table.) For details of the Hybrid Bonds, see Note 20.

Reconciliation of liabilities arising from financing activities

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Finance lease obligations	Derivative assets used for hedge of debts	Derivative liabilities used for hedge of debts	Total
As of April 1, 2018	¥172,889	¥812,755	¥18	¥53,149	¥(180)	¥1,953	¥1,040,584
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	—	—	367,319	—	—	—	367,319
Proceeds from long-term loans	—	1,215,526	—	—	—	—	1,215,526
Proceeds from issuance of bonds	1,580,400	—	—	—	—	—	1,580,400
Repayments of obligations under finance lease	—	—	—	(1,741)	—	—	(1,741)
Interest paid	—	—	—	(4,643)	—	—	(4,643)
Acquisitions through business combinations	1,461,627	4,170	138,674	8,685	—	—	1,613,156
Non-cash items
Foreign exchange movement	(23,562)	21,955	(6,009)	1,281	—	—	(6,335)
Change in fair value	—	—	—	—	(3,149)	(1,245)	(4,394)
New and amended finance leases	—	—	—	118,037	—	—	118,037
Others	5,011	178	—	4,643	—	—	9,832
As of March 31, 2019	¥3,196,365	¥2,054,584	¥500,002	¥179,411	¥(3,329)	¥708	¥5,927,741

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Lease liabilities	Derivative assets used for hedge of debts	Derivative liabilities used for hedge of debts	Total
As of April 1, 2019	¥3,196,365	¥2,054,584	¥500,002	¥396,736	¥(3,329)	¥708	¥6,145,066
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	144,000	—	(495,223)	—	—	—	(351,223)
Proceeds from issuance of bonds	496,190	—	—	—	—	—	496,190
Repayments of long-term loans	—	(137,444)	—	—	—	—	(137,444)
Repayments of bonds	(563,613)	—	—	—	—	—	(563,613)
Repayments of lease liabilities	—	—	—	(30,000)	—	—	(30,000)
Interest paid	—	—	—	(11,834)	—	—	(11,834)
Non-cash items
Foreign exchange movement	(85,541)	(34,980)	235	(15,658)	—	—	(135,944)
Change in fair value	—	—	—	—	3,242	(148)	3,094
New and amended leases	—	—	—	18,381	—	—	18,381
Others	17,564	1,165	—	11,834	—	—	30,563
As of March 31, 2020	¥3,204,965	¥1,883,325	¥5,014	¥369,459	¥(87)	¥560	¥5,463,236
Others includes increase in debts due to application of amortized cost method.

28.    Share-based Payments
Takeda maintains certain share-based compensation payment plans for the benefit of its directors and certain of its employees. Takeda recorded total compensation expense related to its share-based payment plans of 22,172 million JPY, 18,787 million JPY, and 30,016 million JPY for the years ended March 31, 2018, 2019 and 2020, respectively, in its consolidated statements of profit or loss.
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
There was no compensation expense recorded during the years ended March 31, 2018, 2019 and 2020 as all awards were fully vested.
The following table summarizes the stock option activities:

	For the Year Ended March 31
	2018		2019		2020
	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)
As of beginning of the year	4,020,900	¥4,026	3,403,800	¥4,054	3,389,200	¥4,055
Exercised	(617,100)	3,876	(14,600)	3,721	(18,000)	2,266
As of end of the year	3,403,800	4,054	3,389,200	4,055	3,371,200	4,065
All of the stock options were exercisable as of March 31, 2018, 2019, and 2020.
The weighted-average share price at the date of exercise was 5,965 JPY, 4,679 JPY and 4,390 JPY during the years ended March 31, 2018, 2019 and 2020, respectively. The weighted-average exercise price and weighted-average remaining contractual life of the share options outstanding were 4,054 JPY and 14 years, 4,055 JPY and 13 years, and 4,065 JPY and 12 years, as of March 31, 2018, 2019 and 2020, respectively.
Stock Incentive Plans
Takeda has two stock-based incentive compensation plans for its directors and members of senior management, including the following:
Board incentive plan (“BIP”) -The BIP is a stock-based incentive plan for directors of the Company whereby Restricted Share and Performance Share awards are granted to the directors. Each award is settled in a single share of stock of the Company. Under the BIP, Restricted Shares vest one third each year over a three-year period and Performance Shares vest three years from the date of grant. The settlement of the awards is based on stock price, foreign exchange rates (in countries other than Japan), and company dividends. Performance shares are also based on the achievement of certain performance criteria, which are established at the grant date, including, among others, accumulated revenue, operating free cash flow, earnings per share and R&D goals, which are transparent and objective indicators. Takeda, through a wholly owned trust, buys shares of the Company in the market on the grant date, and uses these shares to settle the awards. The number of shares the individual receives (either through physical settlement or cash) is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals in Japan. For individuals outside of Japan the trust sells the share the individual is eligible to receive and pays the cash to the individual.
Employee Stock Ownership Plan (“ESOP”) - The ESOP is a stock-based incentive plan for senior management whereby awards are granted to the employees. Each award is settled in a single share of stock of the Company. The vesting of the awards under this plan is the same as the BIP for certain members of senior management with the remainder of the employees’ awards vesting one third each year over a three-year period. The settlement of the awards is based on stock price, foreign exchange rates (in countries other than Japan), and company dividends. Performance shares are also based on the achievement of certain performance criteria, which are established at the grant date including, among others, accumulated revenue, operating free cash flow, earnings per share and targeted R&D goals, which are transparent and objective indicators. Takeda issues shares of the Company to a wholly owned trust on the grant date and uses these shares to settle the awards. The number of shares the individual receives (either through physical settlement or cash) is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals in Japan. For individuals outside of Japan the trust sells the share the individual is eligible to receive and pays cash to the individual.
The total compensation expense recognized related to these plans was 18,610 million JPY, 20,084 million JPY and 29,122 million JPY during the years ended March 31, 2018, 2019 and 2020, respectively.

The weighted average fair value of the awards at the grant date is as follows (in JPY):

	For the Year Ended March 31
	2018	2019	2020
BIP:
Weighted average fair value at grant date	¥5,709	¥4,631	¥3,857
ESOP:
Weighted average fair value at grant date	5,709	4,678	3,857
The grant date fair value was calculated using the Company’s share price on the grant date as it was determined to be approximately the same as the fair value of the awards.
The following table summarizes the award activity related to the stock incentive plans (number of awards):

	For the Year Ended March 31
	2018		2019		2020
	ESOP	BIP	ESOP	BIP	ESOP	BIP
At beginning of the year	6,471,104	414,933	6,891,762	433,260	7,939,675	485,232
Granted	3,944,938	188,695	5,021,627	252,647	11,152,440	591,508
Forfeited/expired before vesting	(602,245)	—	(781,033)	(17,832)	(2,003,789)	(22,689)
Settled	(2,922,035)	(170,368)	(3,192,681)	(182,843)	(3,689,575)	(234,822)
At end of the year	6,891,762	433,260	7,939,675	485,232	13,398,751	819,229

There were no exercisable shares as of March 31, 2018, 2019, and 2020. The weighted average remaining contractual life of the outstanding awards was one year as of each year end for both the BIP and the ESOP plans.
Liability Settled Awards
Takeda has a phantom stock appreciation rights (“PSARs”) plan and a restricted stock units (“RSUs”) plan for certain of its employees. The value of these awards is linked to share price of the Company and are settled in cash. The total compensation expense recorded associated with these plans was 3,562 million JPY and 894 million JPY during the years ended March 31, 2018 and 2020. A reversal of total compensation expense of 1,297 million JPY was recorded during the year ended March 31, 2019. The total liability reflected in the consolidated statements of financial position as of March 31, 2019 and 2020, is 2,597 million JPY and 1,620 million JPY, respectively.
Phantom stock appreciation rights (“PSARs”)
The PSARs vest one third each year over a three-year period from the end of the fiscal year during which the awards were granted and can be exercised for a period of ten years from the end of the fiscal year during which the awards were granted. The awards are settled through a cash payment to the holder based on the difference between the share price of the Company at the date of exercise, and the share price at the date of grant.
The following table summarizes the award activity related to the PSARs:

	For the Year Ended March 31
	2018		2019		2020
	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)
As of beginning of the year	9,282,080	¥5,017	4,584,937	¥4,650	4,175,347	¥4,849
Exercised	(4,335,961)	5,072	(214,296)	4,428	(17,737)	4,284
Forfeited/expired after vesting	(361,182)	5,505	(195,294)	4,940	(1,470,861)	4,562
As of end of the year	4,584,937	4,650	4,175,347	4,849	2,686,749	4,873

All PSARs were vested and exercisable as of March 31, 2018, 2019, and 2020.

Restricted stock units (RSUs)
The RSUs vest one third each year over a three-year period from the end of the fiscal year during which the awards were granted. The RSUs are settled upon vesting based on the share price at the vesting date plus any dividends paid on shares during the vesting period. There is no exercise price payable by the holder.
The following table summarizes the award activity related to the RSUs (number of RSUs):

	For the Year Ended March 31
	2018	2019	2020
As of the beginning of the year	448,286	398,479	401,153
Granted	254,710	279,436	1,403,045
Forfeited/expired before vesting	(82,388)	(92,829)	(188,383)
Settled	(222,129)	(183,933)	(176,279)
As of the end of the year	398,479	401,153	1,439,536

There are no exercisable balances as of March 31, 2018, 2019 and 2020. There were no intrinsic value of vested cash-settled share-based payments as of March 31, 2019 and 2020.

29.    Subsidiaries and Associates
The number of consolidated subsidiaries decreased by 29 in the year ended March 31, 2020, primarily due to liquidations to organize capital in subsidiaries acquired through Shire acquisition. The number of associates accounted for using the equity method increased by 3 primarily due to acquisitions.
The following is a listing of the Company’s consolidated subsidiaries as of March 31, 2020:

Company name	Country	Voting share capital Hd
Takeda Austria GmbH	Austria	100.0%
Baxter AG	Austria	100.0%
Baxalta Innovations GmbH	Austria	100.0%
Takeda Distribuidora Ltda.	Brazil	100.0%
Takeda (China) Holdings Co., Ltd.	China	100.0%
Takeda Pharmaceutical (China) Company Limited	China	100.0%
Takeda Pharma A/S	Denmark	100.0%
Takeda France S.A.S.	France	100.0%
Takeda GmbH	Germany	100.0%
Takeda Ireland Limited	Ireland	100.0%
Shire Pharmaceuticals International Unlimited Company	Ireland	100.0%
Shire Pharmaceuticals Ireland Limited	Ireland	100.0%
Shire Acquisitions Investments Ireland Designated Activity Company	Ireland	100.0%
Shire Ireland Finance Trading Limited	Ireland	100.0%
Takeda Italia S.p.A.	Italy	100.0%
Takeda Consumer Healthcare Company Limited	Japan	100.0%
Nihon Pharmaceutical Co., Ltd.	Japan	87.3%
Shire Japan KK	Japan	100.0%
Takeda Pharmaceuticals Korea Co., Ltd.	Korea	100.0%
Takeda AS	Norway	100.0%
Takeda Pharmaceuticals Limited Liability Company	Russia	100.0%
Takeda Development Center Asia, Pte. Ltd.	Singapore	100.0%
Takeda Vaccines Pte. Ltd.	Singapore	100.0%
Takeda Pharmaceuticals International AG	Switzerland	100.0%
Baxalta GmbH	Switzerland	100.0%
Baxalta Manufacturing S.à r.l.	Switzerland	100.0%
Takeda UK Limited	United Kingdom (“U.K.”)	100.0%
Takeda Development Centre Europe Ltd.	U.K.	100.0%
Shire Pharmaceuticals Limited	U.K.	100.0%
Shire Pharmaceutical Development Limited	U.K.	100.0%
Takeda Pharmaceuticals U.S.A., Inc.	U.S.	100.0%
Millennium Pharmaceuticals, Inc.	U.S.	100.0%
ARIAD Pharmaceutical, Inc.	U.S.	100.0%
Takeda California, Inc.	U.S.	100.0%
Takeda Vaccines, Inc.	U.S.	100.0%
Takeda Development Center Americas, Inc.	U.S.	100.0%
Baxalta Incorporated	U.S.	100.0%
Shire ViroPharma LLC	U.S.	100.0%
Dyax Corp.	U.S.	100.0%
Meritage Pharma, Inc.	U.S.	100.0%
288 immaterial subsidiaries

The following is a listing of the Company’s associates accounted for using the equity method as of March 31, 2020:

Company name	Country	Voting share capital Hd
Teva Takeda Pharma Ltd.	Japan	49.0%
Amato Pharmaceutical Products, Ltd.	Japan	30.0%
20 immaterial associates
30.    Related Party Transactions
Transactions with Associates
Takeda has one major associate, Teva Takeda Pharma, to which Takeda sells products and acts as a sales agent. Total transactions with Teva Takeda Pharma for the years ended March 31, 2019 and 2020 were 10,380 million JPY and 5,869 million JPY, respectively. Balances of receivables and payables are as follows:

	JPY (millions) As of March 31
	2019	2020
Trade receivables	¥2,885	¥1,456
Other receivables	1,892	2,612
Other payables	26,844	23,733
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
Compensation for Key Management Personnel
Key management personnel are defined as members of the Board. The compensation for key management personnel is as follows:

	JPY (millions) For the Year Ended March 31
	2018	2019	2020
Basic compensation and bonuses	¥1,332	¥2,226	2,441
Share-based compensation (expensed amount)	1,176	1,305	2,143
Retirement benefits	26	73	45
Total	¥2,534	¥3,604	4,629

31.    Business Combinations
Acquisitions during the Year ended March 31, 2020
There was no material business combination during the year ended March 31, 2020.
Acquisitions during the Year Ended March 31, 2019
Shire plc
On January 8, 2019, Takeda completed the acquisition of 100% of the outstanding shares of Shire plc in a cash and equity transaction valued at 6,213,335 million JPY. Takeda paid 30.33 USD in cash for each Shire ordinary share and issued either 0.839 of a new share (a “New Takeda Share”) or 1.678 American Depositary Shares (“ADSs”) in Takeda (one ADS equals 0.5 New Takeda Share). Takeda incurred 23,750 million JPY of acquisition related costs, which were expensed as incurred and recorded in selling, general and administrative expenses. Takeda has entered into several borrowing agreements to fund the cash portion of the acquisition price (Note 20). Shire was a leading global biotechnology company focused on serving people with rare diseases. This acquisition creates a global R&D driven biopharmaceutical with an attractive geographic footprint as well as strengthens Takeda’s core therapeutic areas, bringing together complementary positions in GI and neuroscience. Some of the Shire’s marketed products include GAMMAGARD, HYQVIA and TAKHZYRO for Immunology, ADVATE, ADYNOVATE, VONVENDI and FEIBA for Hematology, VYVANSE and ADDERALL XR for Neuroscience, LIALDA/MEZAVANT and PENTASA for Internal Medicine, ELAPRASE and REPLAGAL for Genetic Diseases.
The total consideration transferred was comprised of the following:

JPY (millions) Amount
Cash	¥3,029,431
Equity of the Company (770,303,013 shares)	3,131,282
Cash for cash settled awards	52,622
Total	¥6,213,335
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

As of March 31, 2019, the fair value of assets acquired and liabilities assumed was provisional. During the year ended March 31, 2020, Takeda completed the purchase price allocation and retrospectively adjusted the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The adjustments principally relate to certain intangible assets which consist of marketed products for which the future sales forecasts are used as primary assumptions in estimating their respective fair values.
The following represents the provisional and final purchase price allocation of Shire as of the acquisition date.

	JPY (millions) As of Acquisition Date
	Provisional fair value	Adjustments	Final fair value
Cash and cash equivalents	¥227,223	¥—	¥227,223
Trade and other receivables	326,154	—	326,154
Inventories	825,985	(74,153)	751,832
Property, plant & equipment	684,487	15,144	699,631
Intangible assets	3,899,298	(130,222)	3,769,076
Assets held for sale	463,526	11,070	474,596
Other assets	103,283	(6,952)	96,331
Trade and other payables	(61,382)	—	(61,382)
Provisions	(342,202)	5,629	(336,573)
Bonds and loans	(1,603,199)	—	(1,603,199)
Deferred tax liabilities	(809,667)	152,180	(657,487)
Liabilities held for sale	(196,294)	(15,369)	(211,663)
Other liabilities	(354,139)	(35,471)	(389,610)
Basis adjustments	(37,107)	—	(37,107)
Goodwill	3,087,369	78,144	3,165,513
Net assets acquired	¥6,213,335	¥—	¥6,213,335
Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the expected revenue and cost synergies of the combined Takeda/Shire group. Goodwill recognized as a result of the acquisition is not deductible for tax purposes (Note 11).
Provisions include 29,570 million JPY associated with amounts payable related to legal proceedings (Note 32). Other liabilities also include pre-existing contingent consideration related to Shire’s historical acquisitions. The assumed pre-existing contingent consideration is payable mainly upon the achievement of certain milestones, and the fair value of the potential payments Takeda could be required to make is 48,599 million JPY (Note 27).
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
Takeda recorded 309,198 million JPY of revenue and 100,002 million JPY of net loss related to the operating results of Shire between the acquisition date and March 31, 2019.

As a result of the adjustments, the consolidated financial statements as of and for the year ended March 31, 2019 were retrospectively adjusted. Reconciliation of consolidated statements of financial position and profit or loss as of and for the year ended March 31, 2019 previously reported with provisional purchase price allocation in the prior year to those retrospectively adjusted to reflect the final purchase price allocation and reported herein as a comparative financial information is provided per below.
The following represents the measurement period adjustments retrospectively recognized in the consolidated statements of profit or loss for the year ended March 31, 2019.

	JPY (millions) For the year ended March 31, 2019
	As previously reported	Adjustments	As reported
Revenue	¥2,097,224	¥—	¥2,097,224
Cost of sales	(659,690)	7,961	(651,729)
Selling, general and administrative expenses	(717,599)	—	(717,599)
Research and development expenses	(368,298)	—	(368,298)
Amortization and impairment losses on intangible assets associated with products	(203,372)	24,755	(178,617)
Other operating income	159,863	—	159,863
Other operating expenses	(103,159)	—	(103,159)
Operating profit	204,969	32,716	237,685
Finance income	16,843	—	16,843
Finance expenses	(83,289)	—	(83,289)
Share of loss of investments accounted for using the equity method	(43,627)	—	(43,627)
Profit before tax	94,896	32,716	127,612
Income tax benefit	14,118	(6,650)	7,468
Net profit for the year	¥109,014	¥26,066	¥135,080

The following represents the measurement period adjustments retrospectively recognized in non-current assets, current assets, non-current liabilities, current liabilities and equity in the consolidated statements of financial position as of March 31, 2019 with major financial statement lines impacted.

	JPY (millions) As of March 31, 2019
	As previously reported	Adjustments	As reported
Non-current assets:	¥10,821,664	¥(21,928)	¥10,799,736
Property, plant and equipment	1,316,531	15,400	1,331,931
Goodwill	4,161,403	78,848	4,240,251
Intangible assets	4,860,368	(109,199)	4,751,169
Other	483,362	(6,977)	476,385

Current assets:	3,050,658	(57,621)	2,993,037
Inventories	986,744	(67,074)	919,670
Assets held for sale	479,760	9,453	489,213
Other	1,584,154	—	1,584,154

Total assets	13,872,322	(79,549)	13,792,773

Non-current liabilities:	6,197,803	(144,070)	6,053,733
Deferred tax liabilities	867,061	(145,605)	721,456
Other	5,330,742	1,535	5,332,277

Current liabilities:	2,510,931	42,118	2,553,049
Income taxes payable	119,485	31,213	150,698
Liabilities held for sale	201,145	13,889	215,034
Other	2,190,301	(2,984)	2,187,317

Total liabilities	8,708,734	(101,952)	8,606,782

Equity:	5,163,588	22,403	5,185,991
Retained earnings	1,569,365	26,066	1,595,431
Other components of equity	353,542	(3,663)	349,879
Other	3,240,681	—	3,240,681

Total liabilities and equity	¥13,872,322	¥(79,549)	¥13,792,773

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

JPY (millions)
For the Year Ended March 31, 2019
Revenue	¥3,412,468
Net profit	53,900
For the purpose of the pro forma financial information, Shire’s historical financial information has been conformed from U.S. Generally Accepted Accounting Principles to IFRS, and to Takeda’s accounting policies for material accounting policy differences.
TiGenix NV (“TiGenix”)
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
TiGenix is a biopharmaceutical company which develops novel stem cell therapies for treatment of medical conditions. This acquisition would expand Takeda’s late stage gastroenterology (“GI”) pipeline with the U.S. rights to Cx601 (darvadstrocel), a suspension of allogeneic expanded adipose-derived stem cells (“eASC”) under investigation for the treatment of complex perianal fistulas in patients with non-active/mildly active luminal Crohn’s disease (“CD”). Following the 2nd Takeover bid and a squeeze-out ended in July 2018, TiGenix became a wholly owned subsidiary of Takeda.
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
As of March 31, 2019, the fair value of assets acquired and liabilities assumed was provisional. Takeda completed the purchase price allocation during the year ended March 31, 2020 with no adjustments to the provisional amounts. The following represents the final purchase price allocation of TiGenix as of the acquisition date.

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
Acquisitions during the Year ended March 31, 2018
There was no material business combination during the year ended March 31, 2018.
32.    Commitments and Contingent Liabilities
Operating Lease under IAS 17 (Prior to April 1, 2019)
Takeda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment. Future minimum lease payments by maturity under non-cancellable operating leases that have initial or remaining lease terms in excess of one year are as follows:

JPY (millions) As of March 31, 2019
Within one year	¥31,172
Between one and five years	91,105
More than five years	111,301
Total	¥233,578
Total future minimum sublease payments expected to be received under non-cancellable subleases as of March 31, 2019 was 13,140 million JPY.
Rent expense for operating lease contracts and sublease income recognized in profit or loss are as follows:

	JPY (millions) For the Year Ended March 31
	2018	2019
Rent expense	¥21,384	¥27,444
Sublease income	(2,493)	(3,579)
Total	¥18,891	¥23,865
Purchase commitments
The amount of contractual commitments for the acquisition of property, plant and equipment was 33,991 million JPY and 30,248 million JPY as of March 31, 2019 and 2020, respectively.
Milestone Payments
As discussed in Note 13, Takeda has certain contractual agreements related to the acquisition of intangible assets that require it to make payments of up to 655,531 million JPY and 823,927 million JPY as of March 31, 2019 and 2020, respectively. These commitments include development milestone payments in relation to R&D programs under development and expected maximum commercial milestone payments in relation to launched products. As for the programs under development, the possibility to meet certain conditions for commercial milestone payments is uncertain and the related commercial milestone payments were not included in the commitments.
Irish Revenue Authority assessment
Shire received a tax assessment from the Irish Revenue Authority on November 28, 2018 for 398 million EUR. This assessment relates to a potential taxable gain from a 1,635 million USD break fee Shire received from AbbVie, Inc. (“AbbVie”) in connection with the terminated offer to acquire Shire made by AbbVie in 2014. Takeda is currently in the appeal process with regards to this assessment as it does not believe a tax liability should arise from the break fee.
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
Legal expenses incurred and charges related to legal claims are recorded in selling, general and administrative expenses. Provisions are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. For certain product liability claims, Takeda will record a provision where there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. As of March 31, 2020, Takeda’s aggregate provisions for legal and other disputes were 49,711 million JPY. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. Unless otherwise stated below, Takeda is unable to predict the outcome or duration of these matters at this time.
Takeda’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed, by a material amount, the amount of the provisions reported in these consolidated financial statements.
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
ACTOS
Product Liability Claims
Takeda has been named as a defendant in lawsuits in U.S. federal and state courts in which plaintiffs allege to have developed bladder cancer or other injuries as a result of taking products containing type 2 diabetes treatment pioglitazone (U.S. brand name ACTOS). Eli Lilly and Company (“Lilly”), which co-promoted ACTOS in the U.S. for a period of time, also has been named as a defendant in many of these lawsuits. Under the parties’ co-promotion agreement, Takeda has agreed to defend and indemnify Lilly in the U.S. matters. Outside the U.S., lawsuits and claims have also been brought by persons claiming similar injuries.
In April 2015, Takeda reached an agreement with the lead plaintiffs’ lawyers that resolved the vast majority of ACTOS product liability lawsuits pending against Takeda and Lilly in the U.S. The settlement covered all bladder cancer claims pending in any U.S. court as of the date of settlement. Claimants with unfiled claims in the U.S. represented by counsel as of the date of settlement and within three days thereafter were also eligible to participate. The settlement became effective when 95% of litigants and claimants opted-in. In connection with this broad settlement, Takeda has paid 2.4 billion USD (approximately 288 billion JPY) into a qualified settlement fund. Takeda received insurance proceeds totaling approximately 58 billion JPY under various policies covering product liability claims against Takeda. Takeda also established provisions for the remaining ACTOS claims and lawsuits. Although Takeda subsequently received additional claims from plaintiffs not resolved by the 2015 settlement, nearly all of those claims have now been resolved.

Economic Loss Cases
Takeda has been named in several other ACTOS-related lawsuits. The plaintiffs in these cases do not assert any claims for personal injuries. Instead plaintiffs claim they suffered an economic loss by paying for ACTOS prescriptions that allegedly would not have been written had Takeda provided additional information about the alleged risks of bladder cancer associated with ACTOS. In the Painters’ Fund action, a putative class of third party payors brought suit against Takeda in the U.S. District Court for the Central District of California. In April 2018, the District Court granted Takeda’s motion to dismiss. On December 3, 2019, the U.S. Court of Appeals for the Ninth Circuit reversed the District Court’s Decision. Takeda subsequently filed a petition for certiorari with the U.S. Supreme Court. A case brought by a separate group of third party payors asserting similar claims was filed in the U.S. District Court for the Southern District of New York in June 2019.
The States of Mississippi and Louisiana also filed lawsuits against Takeda and Lilly alleging that defendants did not warn about bladder cancer and other risks of ACTOS. The lawsuits seek reimbursement of the cost of ACTOS, paid by the states on behalf of patients through programs such as Medicaid, and for medical treatment of patients allegedly injured by ACTOS, attorneys’ fees and expenses, and punitive damages. The court granted

Takeda’s motion to dismiss the Louisiana case. The decision has been appealed. In November 2018, Takeda and Lilly agreed to settle the lawsuit brought by the State of Mississippi. In September 2019, Takeda reached an agreement in principle to settle the lawsuit brought by the State of Louisiana.

Proton Pump Inhibitor (“PPI”) Product Liability Claims
As of March 31, 2020, approximately 6,400 product liability lawsuits related to the use of PREVACID and DEXILANT have been filed against Takeda in U.S. federal and state courts. Most of these cases are pending in U.S. federal court and are consolidated for pre-trial proceedings in a multi-district litigation in federal court in New Jersey. The plaintiffs in these cases allege they developed kidney injuries as a result of taking PREVACID and/or DEXILANT, and that Takeda failed to adequately warn them of this potential risk. Similar cases are pending against other manufacturers of drugs in the same PPI class as Takeda’s products, including AstraZeneca plc (“AstraZeneca”), Procter & Gamble Company (“Procter & Gamble”) and Pfizer Inc. (“Pfizer”). Outside the U.S., three proposed class actions have been filed in three provinces in Canada (Quebec, Ontario, and Saskatchewan). The defendants in these actions include Takeda, AstraZeneca, Janssen Pharmaceutical Companies (“Janssen”) and several generic manufacturers.
ELAPRASE Product Liability Claims
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
On May 6, 2016, the trial court judge ruled on the case and dismissed all the claims under the class action, which was appealed. On February 20, 2017, the Court of Appeals in Sao Paulo issued a decision upholding the decision rendered by the lower court judge, dismissing, therefore, all the claims under the class action. On July 12, 2017, the Public Prosecutor filed an appeal addressed to the Supreme Court. On October 10, 2017, the State of Sao Paulo filed appeals addressed to the Superior Court of Justice and to the Supreme Court. On November 13, 2017, Shire submitted its answers to the aforementioned appeals. On July 3, 2018 the President of Sao Paulo Court of Appeals issued a decision denying the remittance of all appeals to the Superior Courts. Against such decision, both the State (on August 23, 2018) and the Public Prosecutor (on October 3, 2018) filed an appeal. By virtue of such appeal, the case records were remitted to the Superior Court of Justice on February 27, 2019. On March 6, 2020, the decision that dismissed the appeal was deemed final and the case was closed.
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
TRINTELLIX
Takeda has received notices from sixteen generic pharmaceutical companies that they have submitted ANDAs with paragraph IV certifications seeking to sell generic versions of TRINTELLIX. Takeda filed patent infringement lawsuits against the ANDA filers in federal court in Delaware. A first Markman hearing took place on May 29, 2019 and a claim construction ruling was issued on July 16, 2019. A second Markman hearing took place on December 18, 2019. A trial is scheduled to take place beginning on October 13, 2020.
ENTYVIO
F. Hoffmann-La Roche AG (“Roche”) filed patent infringement lawsuits against Takeda in Germany, Italy and Spain alleging that ENTYVIO infringes a Roche patent issued in those countries. Additionally, Takeda filed a lawsuit in the U.K. seeking nullification of Roche’s patent in the U.K. and Roche filed a counterclaim for infringement.
In December 2019, Takeda entered into a settlement and license agreement with Roche to resolve all ongoing patent proceedings and disputes between the companies relating to ENTYVIO, and Roche’s European Patent number 2007809 relating to glycosylated antibodies. The impact of the settlement was not material to Takeda’s consolidated statements of profit or loss. Furthermore, anticipated payment obligations under the settlement and license agreement are not expected to be material to Takeda.
MYDAYIS
On October 12, 2017, Shire was notified that Teva Pharmaceuticals USA, Inc. had submitted an ANDA to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Teva Pharmaceuticals USA, Inc., Actavis Laboratories, Inc. and Teva Pharmaceutical Industries Limited (collectively the “Teva entities”). A Markman hearing took place on January 23, 2019. The parties settled the litigation in November 2019.
On March 8, 2018, Shire was notified that Impax Laboratories, Inc. (“Impax”) had submitted an ANDA to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Impax. A Markman hearing took place on January 23, 2019. The parties settled the litigation in October 2019.

Petitions to institute inter partes reviews (“IPRs”) against U.S. Patent numbers 8,846,100 and 9,173,857 were filed by KVK Tech in January 2018 and the petitions were granted in July 2018. Both of these patents are listed in the Orange Book as covering MYDAYIS. The validity of the claims was affirmed by the Patent Trial and Appeal Board on July 3, 2019. Although KVK Tech filed an appeal against this ruling to the Court of Appeals for the Federal Circuit, KVK Tech subsequently withdrew that appeal in September 2019.
The impact of the above mentioned settlements and withdrawal of the appeal were not material to Takeda’s consolidated statements of profit or loss.
ADYNOVATE
On December 5, 2016, Bayer Healthcare LLC (“Bayer”) filed a lawsuit in the U.S. District Court for the District of Delaware against Baxalta Incorporated and Baxalta US Inc. (collectively “Baxalta”), which are now subsidiaries of Takeda, and Nektar Therapeutics (“Nektar”) filed alleging infringement of U.S. Patent No. 9,364,520 in connection with the sales of ADYNOVATE [antihemophilic factor (recombinant), PEGylated]. The case was tried before a jury beginning on January 28, 2019. The jury found in favor of Bayer determining that the patent is infringed. The jury further awarded damages in the amount of 155.2 million USD. Takeda has filed an appeal with the Court of Appeals of the Federal Circuit in September 2019. Takeda established a provision against this case in purchase accounting (Note 31).
NINLARO
Takeda received a paragraph IV notice letter from Sun Pharmaceutical Industries Limited (“Sun”) on January 17, 2020. Sun alleged that U.S. Patent numbers 7,442,830, 8,859,504, and 9,175,017 are invalid, unenforceable, and/or will not be infringed. Takeda filed a complaint against Sun in the U.S. District Court for the District of Delaware on February 27, 2020.
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
ACTOS
Antitrust Case
In December 2013, the first of two antitrust class action lawsuits was filed against Takeda in the U.S. District Court for the Southern District of New York by a putative class of patients who were prescribed Actos. The second class action was filed against Takeda in the same court in April 2015 by a putative class of wholesalers that purchased ACTOS from Takeda. In both actions, plaintiffs allege, inter alia, that Takeda improperly characterized certain patents for ACTOS in the FDA Orange Book, which they claim imposed requirements on generic companies that filed Abbreviated New Drug Applications and, in turn, resulted in delayed market entry for generic forms of ACTOS. In October 2019, the District Court denied Takeda’s motion to dismiss. Takeda subsequently sought an interlocutory appeal of the District Court’s decision which is still pending.
Investigation of Patient Assistance Programs
In November 2016, the U.S. Department of Justice (through the U.S. Attorneys’ Office in Boston) issued a subpoena to ARIAD, which was acquired by Takeda during the year ended March 31, 2017, seeking information from January 2010 to the present relating to ARIAD’s donations to 501(c) (3) co-payment foundations, financial assistance programs, and free drug programs available to Medicare beneficiaries and the relationship between these co-payment foundations and specialty pharmacies, hubs or case management programs. Takeda is cooperating in the investigation.

In June 2019, the U.S. Department of Justice (through the U.S. Attorney’s Office in Boston) issued a subpoena to Shire Pharmaceuticals LLC, which was acquired by Takeda during the year ended March 31, 2019 (through Takeda’s acquisition of Shire plc). The subpoena generally seeks information about Shire’s interactions with 501(c)(3) organizations that provide financial assistance to Medicare patients taking Shire drugs, including the hereditary angioedema medications Firazyr and Cinryze. Shire is cooperating with the investigation.
Department of Justice (“DOJ”) Civil Investigative Demands
On February 19, 2020, Takeda received a Civil Investigative Demand (“CID”) from the U.S. Department of Justice (through its office in Washington, DC). The CID seeks information as part of an investigation of possible off-label promotion and violations of the Anti-kickback Statute in connection with the promotion and sale of TRINTELLIX. Takeda is cooperating with the DOJ’s investigation.

On February 28, 2020, Takeda received a CID from the U.S. Department of Justice (through its office in Washington, DC). The CID seeks information as part of an investigation of possible kickbacks to a Florida allergy center in connection with the promotion and sale of Takeda’s subcutaneous IG products, CUVITRU, HYQVIA and GAMMAGARD. Takeda is cooperating with the DOJ’s investigation.

33.    Subsequent Events
On April 24, 2020, Takeda announced that it has entered into an agreement to divest a portfolio of select over-the-counter and prescription pharmaceutical products sold in Europe, and two manufacturing sites located in Denmark and Poland to Orifarm Group (“Orifarm”) for up to approximately 670 million USD subject to customary legal and regulatory closing conditions.
In association with this agreement, Takeda will also enter into manufacturing and supply agreements with Orifarm, under which Takeda will continue to manufacture selected products on behalf of Orifarm. This transaction includes the sale of the manufacturing sites, product rights and transfer of related workforce and is expected to close by the end of fiscal year ending March 31, 2021.
The impact from this sales transaction on the consolidated statements of profit or loss is not expected to be material.

On May 28, 2020, the European Commission (the “EC”) released Takeda from the obligation to divest the pipeline compound SHP647 and certain associated rights (“SHP647”), a commitment that was provided by Takeda to secure regulatory clearance of its Shire acquisition. Assets and liabilities related to SHP647 were classified as held for sale on consolidated statements of financial position as of March 31, 2020 based on the prior obligations to divest.  As a result of the EC’s decision to release Takeda’s obligations, these assets and liabilities will subsequently cease to be classified as held for sale on the Consolidated Statements of Financial Position as of June 30, 2020.
Additionally, Takeda will reassess and update its previously recognized liabilities to reflect expected future costs related to SHP647 such as program termination costs. As a result, Takeda estimates that it will recognize a one-time net gain of approximately 564 million USD in Operating Profit for the three months period ending June 30, 2020.

On June 11, 2020, Takeda announced that it has entered into an agreement to divest a portfolio of select non-core over-the-counter and prescription pharmaceutical products sold exclusively in Asia Pacific to Celltrion Inc. (“Celltrion”), for a total value of up to 278 million USD, subject to customary legal and regulatory closing conditions.
In association with this contract, Takeda and Celltrion have also entered into a manufacturing and supply agreement under which Takeda will continue to manufacture the portfolio of divested products and supply them to Celltrion. Under the terms of the agreement, Celltrion will acquire the rights, title and interest to the products in the portfolio exclusive to these countries. The transaction is expected to close by end of the nine months period ending December 31, 2020.
The impact from this sales transaction on the consolidated statements of profit or loss is not expected to be material.

On June 24, 2020, our Board of Directors unanimously approved and adopted the Rules of the Takeda Pharmaceutical Company Limited Employee Stock Purchase Plan (the “ESPP”) and Rules of the Takeda Pharmaceutical Company Limited Long Term Incentive Plan (the “LTIP”), subject to, among other things, the filing of certain regulatory filing and notices. The purpose of the ESPP is to provide certain of our employees outside of Japan with the opportunity to purchase Takeda’s ADSs at a discount to encourage broad-based employee ownership in Takeda and its group companies. The purpose of the LTIP is to provide for the grant of various types of awards (including restricted stock units and performance stock units) to eligible employees of Takeda and its group companies that align their interests with those of Takeda’s shareholders. Further purposes of the LTIP are to attract and retain officers and other employees and further Takeda’s risk mitigation strategy by enabling Takeda and its group companies to provide incentive compensation that appropriately balances risk and reward. Purchases of ADSs by Takeda employees outside of Japan pursuant to the ESPP will be settled in ADSs that are purchased in the open market. The Takeda LTIP is intended to provide for the grant of awards to be settled in shares of our common stock (for employees in Japan), as well as in ADSs (for employees outside of Japan). Awards granted pursuant to the LTIP to employees outside of Japan will be settled using a combination of ADSs to be converted from newly issued shares of our common stock and cash, although it is possible in the future that we will choose to settle all or a portion of vested awards with ADSs purchased in the open market. At this time, our eligible employees inside of Japan will not be granted awards pursuant to the LTIP but will instead continue to be granted awards pursuant to our existing share-based compensation plans. The financial impact from introducing these plans is currently not estimable.