Form 20-F
period 2022-03-31
TAKEDA PHARMACEUTICAL CO LTD
filed 2022-06-29
CIK 1395064

Form 20-F
FY2021

TAKEDA PHARMACEUTICAL COMPANY LIMITED

As filed with the Securities and Exchange Commission on June 29, 2022
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________
FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2022
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
115,737,658 ADSs outstanding as of March 31, 2022
1,550,360,779 shares of common stock as of March 31, 2022

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
In this annual report, we present our audited consolidated financial statements as of March 31, 2021 and 2022 and for the fiscal years ended March 31, 2020, 2021 and 2022. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS also includes International Accounting Standards (“IAS”) and the related interpretations of the committees (Standard Interpretations Committee (“SIC”) and International Financial Reporting Interpretations Committee (“IFRIC”)).
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

Special Note Regarding Forward-Looking Statements
This annual report contains forward-looking statements. These statements appear in a number of places in this annual report and include statements regarding the intent, belief, or current and future expectations of our management with respect to our business, financial condition and results of operations. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “intend,” “project,” “plan,” “aim,” “seek,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other similar terminology. These statements are not guarantees of future performance and are subject to various risks and uncertainties. Actual results, performance or achievements, or those of our industry, may differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, these forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise and involve known and unknown risks and uncertainties. These forward-looking statements include, among other topics, statements regarding:
•our goals and strategies;
•our ability to develop and bring to market new products, including expectations for our pipeline, our business development activities and our ability to manufacture and supply;
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
•information regarding competition within our industry, including the timing of anticipated competition from generics or biosimilars of our marketed products based on the expiration of patents or regulatory exclusivity or otherwise;
•the impact of the COVID-19 pandemic; or
•the effect of economic, political, legislative or other developments on our business or results of operations, including changes with respect to interest rates, foreign exchange rates, inflation, third party suppliers and payers.
Forward-looking statements regarding operating income and operating results are particularly subject to a variety of assumptions, some or all of which may not be realized. Accordingly, the forward-looking statements included in this annual report should not be interpreted as predictions or representations of future events or circumstances.
Potential risks and uncertainties include those identified and discussed in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we disclaim any obligation to update or review any forward-looking statements contained in this annual report, whether as a result of new information, future events or otherwise.

Part I
Item 1. Identity of Directors, Senior Management and Advisers
A. Directors and Senior Management
Not applicable.
B. Advisers
Not applicable.
C. Auditors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
A. Offer Statistics
Not applicable.
B. Method and Expected Timetable
Not applicable.
Item 3. Key Information
A. [Reserved]
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
During each stage of the approval process and post-approval life cycle of our products, there is a substantial risk that we will encounter serious obstacles, including unfavorable results or indications of safety concerns regarding a new compound; difficulty or delays in enrolling patients or administering in clinical trials; delays in completing formulation and other testing and work necessary to support an application for regulatory approval; insufficient clinical trial data to support the safety or efficacy of the product candidate; difficulties in maintaining supply chains in investigational new drugs or commercial products; failure to bring a product to market prior to a competitor, or to develop a product sufficiently differentiated from a competing product to achieve significant market share; difficulty in obtaining reimbursement at satisfactory rates for our approved products from governments and insurers; difficulty in obtaining regulatory approval for additional indications; failure to enter into or implement successful alliances for the development and/or commercialization of products or the inability to manufacture sufficient quantities of a product candidate for development or commercialization activities in a timely or cost-efficient manner. Moreover, the degree of market acceptance of any approved product candidate by the medical community, including physicians, healthcare professionals and patients, will depend on a number of factors, including relative convenience and ease of administration, the prevalence and severity of any adverse reactions, availability of alternative treatments, pricing and our sales and marketing strategy. Activities described above become more difficult during pandemics, such as the COVID-19 pandemic, which may result in more serious obstacles to advance research and development efforts.
In addition, to the extent that new regulations cause increases in the costs of obtaining and maintaining product authorizations or limit the economic value of a new product to its originator, our profitability and growth prospects could be diminished. Development of new and innovative products can also require the use of emerging platforms and technologies for which regulations either do not yet exist or are under development or modification. This may lead to greater uncertainty and risk in establishing the necessary data for approvals to conduct clinical trials and/or receiving marketing approvals.
As a result of the foregoing or other factors, we may decide to delay, discontinue, terminate or externalize the development of potential pipeline products in which we have invested significant resources, even where the product is in the late stages of development, and have done so in the past. For example, in 2021, we terminated Phase 2 clinical studies of TAK-994 due to the emergence of a liver-related safety signal. In June 2022, we decided not to proceed with further development of TAK-994. In addition, a Phase 3 clinical study of pevonedistat in patients with higher-risk myelodysplastic syndromes (MDS), chronic myelomonocytic leukemia (CMML) and low-blast acute myeloid leukemia (AML) did not achieve pre-defined statistical significance for the primary endpoint of event-free survival. Following a review of these trial results, we decided to terminate our development program for pevonedistat.
There can also be no assurance that we will be successful in bringing new products to market, marketing them, achieving sufficient acceptance thereof and recouping our investments in their development. For example, our pipeline compounds may not receive regulatory approval, obtain anticipated labeling, become commercially successful or achieve satisfactory rates of reimbursement. In 2021, the FDA issued a complete response letter (CRL) in response to our New Drug Application for TAK-721 (budesonide oral suspension) for the treatment of eosinophilic esophagitis in which the FDA declined to approve the application and recommended an additional clinical study. Following receipt of the CRL, we decided not to pursue further development for TAK-721.
Additionally, products approved for use and successfully marketed in one market may be unable to obtain regulatory approval, become commercially successful or achieve satisfactory rates of reimbursement in other markets. Even following initial regulatory approval, the success of a product may be adversely affected by safety and efficacy finding in larger real-world patient populations, as well as by the market entry of competitive products or other product-related developments. For example, in 2022, the FDA issued a CRL in response to our Prior Approval Supplement (PAS) with respect to NATPARA (parathyroid hormone) to address the potential for rubber particulate formation and indicated that it could not approve the PAS in its current form. Takeda is continuing to evaluate the CRL to determine next steps. As a result, we may be unable to earn returns on investments that we originally anticipated or at all, or may be forced to revise our research and development strategy, and our business, financial condition and results of operations could be materially and adversely affected.
If we fail to comply with government regulations over product development, regulatory approvals and reimbursement requirements, our business could be adversely affected.
Obtaining marketing approval for pharmaceutical products is a lengthy, complex and highly regulated process that requires intensive preclinical and clinical data, and the approval process can vary significantly depending on the regulatory authority. Relevant health authorities may, at the time of the filing of the application for a marketing authorization, or later during their review, impose requirements that can evolve over time, including requiring additional clinical trials, and such authorities may delay or refuse to grant approval. Even where we have obtained marketing approval for a product in one or more major markets, we may need to invest significant time and resources in applying for approval in other markets, and there is no assurance that we will be able to obtain such approval. Health authorities are increasingly focused on product safety and on the risk/benefit profile of pharmaceutical products, which could lead to more burdensome and costly approval processes and negatively affect our ability to obtain regulatory approval for products under development. For example, the U.S. Food and Drug Administration (the “FDA”), the European Medicines Agency (the “EMA”), the Pharmaceuticals and Medical Devices Agency (the “PMDA”) in Japan and National Medical Products Administration (the “NMPA”) for China have been implementing strict requirements for approval, particularly in terms of the volume of data needed to demonstrate a product’s efficacy and safety.
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
In the U.S., our sales and marketing activities are monitored by a number of regulatory authorities and law enforcement agencies, including the FDA, the U.S. Department of Health and Human Services (the “HHS”), the U.S. Department of Justice, the Drug Enforcement Administration (the “DEA”) and the U.S. Securities and Exchange Commission (the “SEC”). These authorities and agencies and their equivalents in other countries have broad authority to investigate market participants for potential violations of laws relating to the sale, marketing and promotion of pharmaceutical products and medical devices, including the False Claims Act, the Anti-Kickback Statute, the United Kingdom Bribery Act of 2010 and the Foreign Corrupt Practices Act, among others, for alleged improper conduct, including corrupt payments to government officials, improper payments to medical professionals, off-label marketing of pharmaceutical products and medical devices, and the submission of false claims for reimbursement by the federal government. Healthcare companies may also be subject to enforcement actions or prosecution for such improper conduct. Any inquiries or investigations into our operations, or enforcement or other regulatory action against us, by such authorities could result in significant defense costs, fines, penalties and injunctive or administrative remedies, distract management to the detriment of the business, result in the exclusion of certain products, or us as a whole, from government reimbursement programs or subject us to regulatory controls or government monitoring of its activities in the future. We are also subject to certain ongoing investigations by governmental agencies.
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
In the U.S., there has been increasing pricing pressure from managed care groups, as well as institutional and governmental purchasers. As managed care groups have grown in size due to market consolidation, pharmaceutical companies have faced increased pressure in pricing and usage negotiations, and there is fierce competition among pharmaceutical companies to have their products included in the care providers’ formularies. Moreover, as a result of the legislative and regulatory environment, in the U.S. we continue to experience heightened pricing pressure on, and limitations on access to, our branded pharmaceutical products sold in the U.S. There has been increasing attention paid to the level of pricing of pharmaceutical products by policymakers and stakeholders, which could lead to political pressure or legislative, regulatory or other efforts to introduce lower prices, and change how the pharmaceutical supply chain could operate. In addition, there are efforts by the federal government to reduce spending on the Medicare and Medicaid programs, expand and strengthen the Affordable Care Act, and lower the overall spending by the government on prescription medicines. The future of U.S. healthcare legislation and regulation is uncertain, but we expect the health care industry in the U.S. will continue to be subject to increased pricing and spending pressure.
In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”), a price list published by the Ministry of Health, Labour and Welfare of Japan (the “MHLW”). The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been previously subject to revisions based on the actual prices at which the pharmaceutical products are purchased by medical institutions in Japan, and the average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program. As part of these initiatives, the annual NHI price list revision was introduced in April 2021, which could lead to more frequent downward price revisions. The government is also addressing the efficient use of drugs, including the further promotion of generic use that slightly fell short of a target of 80% penetration by volume by September 2020 with respect to products for which market exclusivity has expired. In addition, products on the NHI price list nominated based on pre-defined criteria, such as innovativeness and the financial impact, are subject to a cost-effectiveness evaluation under MHLW rules, and subject to price adjustments depending on the outcome of this evaluation.
In Europe, drug prices have been subject to downward pressure due to measures implemented in each country to control drug costs, and prices continue to come under pressure due to parallel imports, generic competition, increasing use of health technology assessment based upon cost-effectiveness and other factors. European pricing and reimbursement authorities have also intensified efforts to increase transparency of prices as well as exchange of information among the various European pricing authorities in order to raise pressure towards the industry. This pricing debate has impacted the overall political climate in Europe and has triggered a European policy initiative to review the pharmaceutical industry’s intellectual property incentives with a particular emphasis on orphan drugs. Any new legislation in this area would take at least two to three years to be adopted but could have significant impact on our business model.
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
The expiration or loss of patent or regulatory data or marketing protection over our products or patent infringement by generic or biosimilar manufacturers could lead to significant competition from generic versions or biosimilars of the relevant product and/or lead to declines in market share and price levels of our products.
Our pharmaceutical products are generally protected for a defined period per jurisdiction by various patents (including those covering drug substance, drug product, approved indications, methods of administration, methods of manufacturing, formulations and dosages) and/or regulatory exclusivity, which are intended to provide us with exclusive rights to market the products for the life of the patent or duration of the regulatory data protection period. The loss of regulatory exclusivity for pharmaceutical products may open such products to competition from generic substitutes that are typically priced significantly lower than the original products, which typically adversely affects the market share and prices of the original products.
Generic or biosimilar substitutes have high market shares in a number of key markets, including the U.S., Europe, Japan and many emerging countries, and the adverse effects of the launch of generic products are particularly significant in such markets. The introduction of generic or biosimilar versions of a pharmaceutical product typically leads to a swift and substantial decline in the sales of the original product. Our continued innovation efforts cannot fully mitigate the impact of competition from generics or biosimilars. In the U.S., the European Union (“EU”) and Japan for example, political pressure to reduce spending on prescription drugs has led to legislation and other measures that encourage the use of generic products. In Japan, the government is implementing various measures to control drug costs, including by encouraging medical practitioners to use and prescribe generic drugs, and in April 2021 announced its intention to raise generic drug penetration with respect to products for which market exclusivity has expired, to 80% by volume in all prefectures (regions) by the end of the fiscal year ending March 31, 2023. Legislation has also been passed in the U.S. and Europe encouraging the use of biosimilar products. Similar to generics, biosimilars aim to provide less expensive versions of innovative biologic products. Legislation has provided abbreviated pathways for the approval and marketing of biosimilar products, which may affect the profitability and commercial viability of our biologic products.
Certain products of ours have begun, or are expected over the next several years, to face declining sales due to the loss of patent protection or regulatory exclusivity. For example, following the expiration of patent protection covering bortezomib, the active ingredient in VELCADE, one of our largest selling products in the U.S., competing bortezomib-containing products with different formulations have been introduced. Entry of generic bortezomib products, which is expected in 2022 due to the expiration of patent protection covering the formulation of VELCADE and pediatric regulatory exclusivity, is likely to result in further reduction in revenue. Patent protections covering VYVANSE are scheduled to expire in the U.S. in 2023, which we anticipate will lead to declines in sales. Furthermore, our current top selling product, ENTYVIO, will face loss of regulatory exclusivity in the latter half of this decade and certain patents covering various aspects of this product are expected to expire in 2032. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for details.
We may also be subject to competition from generic or biosimilar drug manufacturers prior to the expiration of patents if a manufacturer successfully challenges the validity of our patents, if the generic or biosimilar manufacturer is able to design around our patents, or if the manufacturer obtains approval of their product and launches it at risk (i.e. prior to a judicial determination). If such a launch occurred prior to completion of court proceedings, a court may decline to grant a preliminary injunction. While we may be entitled to obtain damages subsequently, the amount we may ultimately be awarded and able to collect may be insufficient to compensate for the loss of sales and other harm caused to us. Furthermore, if we lose patent protection as a result of an adverse court decision or a settlement, in certain jurisdictions, we may face the risk that government and private third-party payers and purchasers of pharmaceutical products may claim damages alleging they have over-reimbursed or overpaid for a drug.
If our patent and other intellectual property rights are infringed by generic or biosimilar drug manufacturers or other third parties, we may not be able to take full advantage of the potential or existing demand for our products. The protection that we are able to obtain for our prescription drugs varies from product to product and country to country and may not always be sufficient because of local variations in issued patents, or differences in national law or legal systems, including inconsistency in the enforcement or application of law and limitations on the availability of meaningful legal remedies. In particular, patent protection in emerging markets is often less certain than in developed markets. Certain countries may also engage in compulsory licensing of pharmaceutical intellectual property to other manufacturers as a result of local political pressure. Furthermore, the attention of our management and other personnel could be diverted from their normal business activities if we decide to litigate against such infringement. The realization of any such risks could adversely and materially affect our business, financial condition and results of operations.
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
In recent years, competitors have introduced novel hemophilia products, or such products have been approved for additional uses, which may affect (and in certain cases has affected) sales of our recombinant and plasma-based hemophilia products, such as our factor FVIII products and anti-inhibitor coagulant complex product. Certain competitors are developing other hemophilia therapies, including gene-based therapies, which, if successfully introduced, could also affect sales of our recombinant and plasma-based therapies. Increased competition from new products or therapies could similarly affect our other products.
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
In addition, a licensor or partner may attempt to terminate its license or partnership agreement with us or elect not to renew it to pursue other marketing opportunities. Our licensors or partners also could merge with or be acquired by another company or experience financial or other setbacks unrelated to our alliance arrangements. Any of these events may force us to terminate a development project and adversely affect our ability to adequately expand or maintain our product portfolio.
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
The manufacture of our products is technically complex and highly regulated, and as a result we may experience difficulties or delays including but not limited to seizure or recalls of products or shut-downs of manufacturing plants; problems with business continuity, including as a result of a natural or man-made disaster, at one of our facilities or at a critical supplier or vendor; failure by us or by any of our vendors or suppliers to comply with the Good Manufacturing Practice (the “GMP”) and other applicable regulations and quality assurance guidelines, which could lead to manufacturing shutdowns, product shortages, delays in product manufacturing and /or administrative, enforcement or other actions by regulatory authorities if regulatory authorities deem our products to be adulterated or otherwise in violation of applicable laws; problems with manufacturing, quality assurance/quality control or supply, or governmental approval delays, due to our consolidation and rationalization of manufacturing facilities and the sale or closure of certain sites; failure of a sole source or single source supplier to provide us with necessary raw materials, supplies or finished goods for an extended period of time, which could impact continuous supply; failure of a third-party manufacturer to supply us with semi-finished or finished products on time; construction or regulatory approval delays related to new facilities or the expansion of existing facilities; the inability to obtain sufficient components or raw materials on a timely basis or at a cost-effective price due to public health crises, medical epidemics or pandemics such as the COVID-19 pandemic; additional costs related to deficiencies identified by regulatory agencies in connection with inspections of our facilities, and enforcement, remedial or punitive actions by regulatory authorities if we fail to remedy any deficiencies; and other manufacturing or distribution problems including limits to manufacturing capacity due to regulatory requirements (e.g. Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulation in the EU), changes in the types of products produced, physical limitations or other business interruptions that could impact continuous supply. For example, in 2019, we issued a recall in the United States of NATPARA (parathyroid hormone) due to the potential for rubber particulate formation and, in 2022, the FDA issued a CRL in response to our Prior Approval Supplement (PAS) with respect to NATPARA (parathyroid hormone) to address this potential issue and indicated that it could not approve the PAS in its current form. Takeda is continuing to evaluate the CRL to determine next steps.
In addition, despite efforts at compliance, from time to time we or our partners may receive notices of manufacturing, quality-related, or other observations following inspections by regulatory authorities around the world, as well as official agency correspondence regarding compliance. For example, on June 9, 2020 the FDA issued a warning letter related to our manufacturing plant in Hikari, Yamaguchi, Japan which included several technical observations, including observations about procedures, personnel, records, investigations, training, equipment, and oversight. Based on our responses and corrective actions, the FDA revised the inspection classification to Voluntary Action Indicated and determined that the conditions in the Warning Letter were addressed and, as a result, the Waring Letter was closed. The corrective actions resulted in a temporary supply shortage of Leuprorelin, a product which we supply to AbbVie, Inc. (“AbbVie”) pursuant to a supply agreement. AbbVie has since filed a lawsuit against us on November 6, 2020 specifying an alleged breach of contract. We or our partners may receive additional or similar observations, correspondence and claims in the future, whether regarding the Hikari plant or otherwise. If we are unable to resolve these observations and address regulator concerns and claims from partners in a timely fashion, our business, financial condition and results of operations could be materially affected. See “—We are involved in litigation relating to our operations on an ongoing basis, and such litigation could result in financial losses or harm our business” for further discussion on risks associated with litigation and lawsuits relating to our operations.
The development and manufacture of biologics and stem cell therapies present heightened or additional risks. The manufacture of biologics, including stem cell products, is highly complex and is characterized by inherent risks and challenges, such as raw material inconsistencies, logistical and sourcing challenges, significant quality control and assurance requirements, manufacturing complexity (including heightened regulatory requirements) and significant manual processing. Unlike products that rely on chemicals for efficacy, such as most pharmaceuticals, biologics are more complex to characterize due to the inherent variability of biological input materials. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in, among other things, lot failures, product recalls, product liability claims or insufficient inventory, which could be costly to us or result in reputational damage.
Furthermore, sourcing and transportation of plasma and production and distribution of plasma-derived products is complex, capital intensive and subject to extensive regulation. Efforts to increase the collection of plasma may require strengthening acquisition and third-party contracting capacities and successful regulatory approval of additional plasma collection facilities and plasma fractionation facilitates. Further development of such capacities and facilities involves a lengthy regulatory process and is highly capital intensive. In addition, access to and transport and use of plasma may be subject to restrictions by governmental agencies. If we are unable to manage these inherent risks and challenges, we may lose market share or customer confidence, be required to record charges related to idle capacity or impairment on facilities or take other actions which could materially and adversely affect the Plasma-Derived Therapies business.
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
Risks Relating to Our Business Strategies
We have substantial debt, including a significant amount incurred in connection with the Shire Acquisition, which may limit our ability to execute our business strategy, refinance existing debt or incur new debt, and if we are unable to maintain sufficient financial strength, we could be at a greater risk of a downgrade of our credit ratings.
Our consolidated bonds and loans were 4,345.4 billion JPY as of March 31, 2022, the majority of which was incurred in connection with the acquisition of the entire issued and to-be-issued share capital of Shire pursuant to a Scheme of Arrangement under the laws of Jersey (the “Shire Acquisition”) or represents the related indebtedness of Shire that is included in our consolidated statements of financial position. This significant amount of aggregate debt and the substantial amount of cash required for payments of interest and principal could adversely affect our liquidity. We are also required to comply with certain covenants within various financing arrangements and violations of such covenants may require the acceleration and immediate repayment of the indebtedness, which may in turn have a material adverse effect on our financial condition, cash flows, business and results of operations. Furthermore, we may desire to or be required from time to time to incur additional borrowings, including in relation to the repayment or refinancing of any of our currently outstanding indebtedness. Our ability to arrange new financing, or a re-financing and the terms thereof will depend on our financial position and performance, prevailing market conditions (including fluctuations in market interest rates) and other factors beyond our control. Moreover, if we decide to refinance indebtedness as it comes due, our overall leverage may not necessarily decrease.

Credit rating agencies routinely evaluate our business, and their ratings are based on a number of factors, including our leverage, ability to generate cash flows, overall financial strength and diversification, as well as other factors beyond our control, such as the state of the global economy and our industry generally. While our credit ratings remain investment grade, each rating agency reviews its ratings periodically, and there is no assurance that the current credit ratings assigned to us will not be downgraded. A downgrade of our credit rating may materially and adversely affect the market prices of our equity and debt securities, including the notes, the interest rates at which our borrowings and debt securities are issued, and fees charged to us by current or future lenders. This could make it significantly more costly for us to borrow money, to issue debt securities and to raise certain other types of capital and/or complete additional financings. Such negative credit rating actions and the underlying reasons for such actions could materially and adversely affect our cash flows, results of operations and financial condition and the market price of, and our ability to pay the principal and interest on our debt securities.
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
Furthermore, in connection with the Shire Acquisition, we recorded significant intangible assets and, as a result, significant amortization expense in the fiscal years ended March 31, 2020, 2021 and 2022, and we expect to continue to record significant amounts of amortization expense in future fiscal years. We also recognized significant non-cash expenses relating to the unwinding of fair value adjustments to inventory as a component of cost of sales in the fiscal years ended March 31, 2020, 2021 and 2022; we expect to record a certain level of these expenses in the fiscal year ending March 31, 2023. In addition, we recorded significant amounts of goodwill, and, if we are unable to achieve the anticipated benefits of the acquisition, we could be required to recognize significant impairment losses related to such goodwill and to intangible assets recorded in connection with the acquisition, potentially up to their full value. See “—We may have to recognize additional charges on our statements of profit or loss due to impairment of goodwill, other intangible assets and equity method investments.” for further discussion on risks associated with impairments.
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
Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations. Further expansion overseas has been one of our key strategies, and, in the fiscal year ended March 31, 2022, regions outside of Japan accounted for 81.5% of our consolidated revenue, with the U.S. in particular contributing 48.0% of consolidated revenue. We expect that markets outside Japan, particularly the U.S. and also Europe and Canada, will continue to be increasingly important to our business and results of operations, increasing the likelihood that any of these risks is realized. We have also been taking steps to grow our business in emerging markets, which we define to include Russia/Commonwealth of Independent States (“CIS”), Latin America, Asia (excluding Japan) and Other (including the Middle East, Oceania and Africa). Our revenue from emerging markets was 456.4 billion JPY (or 12.8% of our total revenue) for the fiscal year ended March 31, 2022, and we intend to pursue further growth in such emerging markets. In particular, we believe that there is an attractive opportunity to grow our business in China.
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
In response to the Russian invasion of Ukraine begun in February 2022, Takeda has taken action to discontinue activities in Russia that are not essential to maintaining the supply of medicines to patients and providing ongoing support to our employees, subject to compliance with all international sanctions imposed on Russia. This includes suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. In the fiscal year ended March 31, 2022, revenue attributable to Russia/CIS represented 1.7% of our total consolidated revenue, and we did not experience a material impact from the invasion, international responses thereto or our discontinuation of non-essential activities in Russia. Depending on the future status of the crisis, however, our results of operations and financial condition, and our strategy to increase our business in the region, could be adversely affected. Among other matters, certain clinical trials may be delayed, and we may incur additional costs to find alternative locations in which to hold such trials. For example, due in part to the effects of the invasion of Ukraine on our ability to conduct clinical trials, as well as other factors such as COVID-19-related lockdowns in China, we have announced delays in our target approval filing dates for soticlestat and for EXKIVITY for treatment of newly diagnosed non-small cell lung cancer.
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
Governmental and regulatory authorities, counterparties such as vendors and suppliers, investors, the public at large and others have increasingly focused on sustainability and social responsibility-related issues, particularly as they relate to the environment. In response, we have established a company-wide environmental sustainability program as a part of Takeda’s corporate initiatives. As part of our Planet imperative, we have committed to reducing our carbon footprint, minimizing waste sent to landfill from our operations, enhancing our water stewardship practices, and engaging with our vendors and suppliers to encourage them to cooperate with these initiatives. We have also committed to be net-zero in greenhouse gas (GHG) emissions by 2040. However, we may be unable to meet this commitment given the significant technological and organization changes required. Moreover, although we have not yet recorded material expenses in connection with our carbon neutrality initiatives, the costs of successfully implementing them, such as the costs of carbon offsets or seeking carbon neutral sources of energy, are currently unclear, will depend on factors outside of our control (such as the effect of governmental and societal efforts to increase the availability of carbon neutral and/or renewable energy sources) and may become significant in the future. Also, these initiatives may for example require us to seek alternative vendors or suppliers or impair our ability to procure or use certain materials. To the extent that we are unable to meet the expectations of stakeholders, including governmental and regulatory authorities, counterparties, investors, or the public, our reputation may be harmed, we may face increased compliance or other costs and demand for securities issued by us and our ability to participate in the debt and equity markets may decrease.

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
In order to produce, develop, support and market our products, we depend on the expertise and leadership of our senior management team and other key members of our organization and need to attract and retain talent to support our operations in highly competitive markets or areas. The loss of key members of our organization, including senior members of our scientific and management teams, high-quality researchers and development specialists, could delay or prevent the achievement of major business objectives. The market for such talent has become increasingly competitive, including in specific geographic regions and in specialized fields such as clinical development and biosciences, and we are required to invest heavily in the recruitment, training and retention of qualified individuals, including salary and other compensation to reward performance and incentivize employees. Despite our efforts to retain them, key employees could terminate their employment with us for any reason and there is no assurance that we will be able to attract or retain key employees and successfully manage them. Our inability to attract, integrate and retain highly skilled personnel, particularly those in leadership positions, may weaken our succession plans and may materially adversely affect our ability to implement our strategy and meet our strategic objectives, which could ultimately adversely affect our business and results of operations.

Legal and Regulatory Risks
We are involved in litigation relating to our operations on an ongoing basis, and such litigation could result in financial losses or harm our business.
We are involved in various litigation matters relating to our operations on an ongoing basis, including claims related to product liability, intellectual property and commercial disputes, as well as claims related to antitrust, sales and marketing and other regulatory regimes. Given the inherent unpredictability of litigation, it is possible that an adverse outcome in one or more pending or future litigation matters could have a material adverse effect on our operating results or cash flows. For a description of certain ongoing litigation, see Note 32 to our audited consolidated financial statements included in this annual report.
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
Although we have from time to time maintained product liabilities insurance at coverage levels that we believe are appropriate, we could be subject to product liability that significantly exceeds our policy limits. Product liability coverage is also increasingly difficult and costly to obtain and may not be available in the future on acceptable terms. Therefore, it is possible that we may need to rely increasingly on self-insurance for the management of product liability risk. In cases where we self-insure, the legal costs that we would bear for handling such claims and potential indemnifications to be paid to claimants could materially and adversely affect our financial condition. In addition, the negative publicity from product liability claims, whether justified, may damage our reputation and may negatively impact the number of prescriptions of the product in question or our other products. As a result, our business, financial condition and results of operations could be materially and adversely affected.
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
We are subject to evolving and complex tax laws in the jurisdictions in which we operate, and routinely obtain advice on tax-related matters, including in connection with the Shire Acquisition, where we assumed certain tax related risks related to the legacy Shire business, including the tax treatment of the break fee of 1.635 billion USD that Shire received in connection with the terminated offer to acquire Shire made by AbbVie, Inc. in 2014. The Irish Revenue Commissioners issued a tax assessment in November 2018 for 398 million EUR in respect of this fee. Takeda appealed the assessment to the Tax Appeals Commission (“TAC”) and the appeal was heard by the TAC in late 2020. On July 30, 2021, Takeda received a ruling on the matter from the TAC, with the TAC ruling in favor of Irish Revenue Commissioners. While Takeda intends to appeal the TAC ruling and continues to assert that the AbbVie break fee is not subject to Irish tax, Takeda has recorded a tax provision for 491 million EUR in current liabilities as income taxes payable, representing the 398 million EUR tax liability asserted by Irish Revenue Commissioners plus accrued interest for the fiscal year ended March 31, 2022. See Note 32 to our audited consolidated financial statements included in this annual report.
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
The Organization for Economic Co-operation and Development (OECD) introduced a new inclusive framework on Base Erosion and Profit Shifting (BEPS 2.0) that contains a two pillar solution to address the tax challenges arising from the digitalization of the economy. These changes are now being progressively implemented by tax authorities around the world and represent a fundamental changes to the international tax framework. Pillar One provides for a new nexus standard/taxing right that allocates a portion of intangible/residual profits directly to market jurisdictions but only for the largest and most profitable companies, including Takeda. Pillar Two provides for a global minimum level of taxation (15%) that establishes a floor for tax competition amongst jurisdictions. Since the introduction of the OECD Inclusive Framework, over 130 countries have endorsed the framework and it is anticipated the framework will be adopted into law and become effective for tax years starting in 2023. We are awaiting the final legislation and detailed guidance to assess the full implications in the jurisdictions in which we operate.
Changes in data privacy and protection laws and regulations or any failure to comply with such laws and regulations, could adversely affect our business and financial results.
We are subject to laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Significant uncertainty exists as privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. For example, the EU’s General Data Protection Regulation (the “GDPR”) imposes significant data protection obligations on companies regarding the handling of personal data and provides individuals with heightened privacy rights. Since GDPR became effective in 2018, other countries have enacted or are in the process of drafting enhanced privacy laws, such as Brazil, California and other states in the U.S., Canada, China, India, Japan and Singapore. Of particular concern is China’s Personal Information Protection Law (the “PIPL”), which became effective in November 2021, due to its stringent obligations, severe enforcement penalties and the unclarity of the law, where many of its obligations remain to be clarified or operationalized by the authorities. The EU has also imposed higher restrictions and obligations regarding the transfer of personal data outside the EU, which are attracting regulatory scrutiny and fines for companies operating in Europe Moreover, significant regulatory fines may be imposed on us for violation of these laws, particularly in the case of the GDPR, which are set at a maximum of the higher of 20 million EUR or 4% of annual global turnover for the most serious breaches.
The increased use of digital technologies involving personal data, such as mobile health apps, wearables, digitalization of clinical trials or artificial intelligence tools deployed on personal data pose additional risks for our company both in terms of the larger volume of personal data we handle but also in terms of potential security threats of such technology and our ability to assess the deployment of each technology because of the sheer volume and speed at which they are being developed. Compliance with existing, proposed and recently enacted laws and regulations can be costly; any failure to comply with these regulatory standards could also subject us to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, legal proceedings against us by governmental entities or others or damage to our reputation and credibility and could also have a negative impact on our company results.
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
Furthermore, changes to current environmental laws and regulations may impose further compliance requirements on us that may impair our research, development and production efforts as well as our other business activities. Examples of new or evolving regulatory requirements include REACH; Classification, Labelling, and Packaging of substances and mixtures (“CLP”); the Globally Harmonized System of Classification and Labelling of Chemicals (“GHS”); producer responsibility frameworks; and regulations related to addressing climate change or other emerging environmental areas. Increased environment, health and safety laws, regulations and enforcement could result in substantial costs and liabilities to us and could subject our use, manufacture, handling, storage, transportation, and disposal of hazardous materials to additional constraints. Consequently, compliance with these laws could result in capital expenditures as well as other costs and liabilities, thereby adversely affecting business, financial position and results of operations.

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
In the early stages of the global pandemic, we placed a general pause on the initiation of new studies, as well as new patient enrollment for ongoing studies with a small number of exceptions. While most of those temporary pauses on clinical trials were lifted and resumed, we do anticipate a certain level of delays on some clinical studies due to the disruption. We have also seen limited impact on demand for our products to date as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. However, an adverse effect due to the spread of COVID-19 was observed in certain therapeutic areas, especially in Neuroscience in the first several months of the outbreak, for reasons such as less frequent visits by patients to medical care providers, on the other hand, an expansion of certain products with a more convenient administration profile was observed in the early phase of the outbreak, although these trends recently normalized to pre-COVID-19 levels. In the second half of the year ended March 31, 2022, we experienced some disruption to certain products due to the spread of the Omicron variant, including shipping delays and fewer diagnostic procedures, but these issues have not had a material financial impact.
Further outbreaks and preventative or protective actions that governments, corporations or individuals may take in the future to contain the spread of COVID-19 may result in a period of further reduced operations, decreased product demand including due to reduced numbers of in-person meetings with prescribers, patient visits with physicians, vaccinations and elective surgeries, further delays in the start of clinical trials or other research and development efforts, business disruption for us and our suppliers, subcontractors, customers and other third parties with which we do business and potential delays or disruptions related to regulatory approvals. For example, due in part to the effects of COVID-19-related lockdowns in China on our ability to conduct clinical trials, as well as other factors such as the invasion of Ukraine, we have announced delays in our target approval filing dates for soticlestat and EXKIVITY for treatment of newly diagnosed non-small cell lung cancer. Further outbreaks and related actions may also prevent our suppliers, vendors or subcontractors from meeting their obligations to us, including the supply of plasma, which has no substitute, which could also impair our ability to meet our supply obligations or execute our business plans in a timely manner or at all, or require us to incur significant additional costs. Any costs associated with the COVID-19 outbreak may not be fully recoverable or adequately covered by insurance. Further outbreaks and related actions may also result in reduced customer demand or limit the ability of customers, including governments or government agencies, to perform their obligations to us, including making timely payments. Any of these factors, depending on the severity and duration of the outbreak and its effects, could have a material adverse effect on our business, results of operations and financial condition.
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
We manufacture and sell products to customers in numerous countries, and we have entered and will enter into acquisition, licensing, borrowings or other financial transactions that give rise to translation and transaction risks related to foreign currency exposure. Fluctuations in currency exchange rates in the markets where we are active could negatively affect our results of operations, financial position and cash flows. For the fiscal year ended March 31, 2022, 81.5% of our sales were in markets outside Japan. Our consolidated financial statements are presented in Japanese yen, and by translating the foreign currency financial statements of our foreign subsidiaries into Japanese yen, the amounts of our revenue, operating profit, assets and equity, on a consolidated basis, are affected by prevailing rates of exchange.
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
We are exposed to both physical and transition risks (financial and regulatory driven risks) associated with climate change. To date, we have not experienced material impacts relating to climate change, including compliance or litigation-related impacts. However, in recent years, extreme weather events and changing weather patterns such as storms, flooding, droughts and temperature changes have become more common. As a result, we are potentially exposed to various natural disasters or extreme weather risks such as hurricanes, tornadoes, droughts or floods, typhoons, tidal waves, wildfires or other events that may result from the impact of climate change on the environment. Moreover, despite our internal evaluations regarding climate-related risks, there may be additional effects of climate change not currently contemplated by our internal models or by the market and society at large that may materialize in the future, leading to unexpected impacts on our business.

Climate change may also result in new or more stringent regulatory requirements globally. Climate-related regulations may require companies to accelerate and/or increase investment in technology to reduce energy consumption, water consumption and greenhouse gas emissions beyond current plans. Climate-related regulations could also lead to mandatory carbon pricing or climate risk disclosures. The net impact of these climate-related transition risks could increase our operational expenses or that of our suppliers. We have also established a number of initiatives relating to the environment voluntarily, including a commitment to carbon neutrality by 2040. See “—Risks Relating to Our Business Strategies—We may experience difficulty implementing sustainability-related measures, particularly those relating to the environment, or in meeting the expectations of stakeholders.”
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
Consumers, the media, pharmaceutical companies and other parties increasingly use social media to communicate about pharmaceutical products and the diseases they are intended to treat, and may use other, newer technologies in a similar way in the future. For pharmaceutical companies, the use of these technologies requires specific attention, monitoring programs and moderation of comments. For example, negative or inaccurate posts or comments about us or our products on any social media networking platforms could damage our reputation and business. Social media could also be used to bring negative attention to us or to the pharmaceutical industry as a whole, which could in turn cause reputational harm to us and negatively impact our business. The nature of evidence-based health care, however, may prevent us from rapidly and adequately defending our interests against such comments. In addition, our employees and partners may use social media and other digital platforms and mobile technologies inappropriately or in ways that violate applicable laws or our internal policies, which may expose us to liability, or which could lead to breaches of data security, loss of trade secrets or other intellectual property or public disclosure of sensitive information, including information about our employees, clinical trial subjects or customers.
Other Risks Affecting Our Business
Sales to wholesalers are concentrated, which exposes us to credit risks and pricing pressures.
A significant portion of our global sales are made to a relatively small number of wholesale distributors, retail chains and other purchasing groups. In the fiscal year ended March 31, 2022, there were two wholesale distributors, AmerisourceBergen Corporation and McKesson Corporation, that each individually accounted for over ten percent of Takeda’s total revenue. If one of our significant wholesale distributors encounters financial or other difficulties, such a distributor may decrease the amount of business that it does with us, and we may be unable to collect the amounts that the distributor owes us on a timely basis or at all. Furthermore, the concentration of wholesale distributors has been increasing through mergers and acquisitions. In addition to increased credit risks, this has resulted in such distributors gaining additional purchasing leverage, which may increase pricing pressure on our products. Such credit concentration risks and pricing pressure could adversely affect our business, financial condition and results of operations.
We may have to recognize additional charges on our statements of profit or loss due to impairment of goodwill, other intangible assets and equity method investments.
We carry significant amounts of goodwill and intangible assets on our consolidated statements of financial position as a result of past acquisitions, including the Shire Acquisition. As of March 31, 2022, we had goodwill of 4,407.7 billion JPY and intangible assets of 3,818.5 billion JPY. Goodwill and intangible assets recorded in relation to acquisitions are recognized on our consolidated statements of financial position on the acquisition date. Under IFRS, we are required to examine such assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See Item 5. Operating and Financial Review and Prospects—A. Operating Results-Critical Accounting Policies-Impairment of Goodwill and Intangible Assets.
We occasionally enter into business ventures with third-party entities where we have significant influence over the decisions on financial and operating policies, but do not have control or joint control (referred to as investments in associates). We also enter into joint arrangements whereby we and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement (referred to as joint venture). We account for these investments using the equity method of accounting. As of March 31, 2022, the carrying amount of investments accounted for using the equity method was 96.6 billion JPY. Under IFRS, at each reporting period, we are required to determine whether there is objective evidence that the investment in each associate or joint venture is impaired.
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
Our Articles of Incorporation, Board of Directors Charter, Audit and Supervisory Committee Charter and the Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties, and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other jurisdictions. ADS holders may have more difficulty in asserting their rights as a shareholder than such holders would as shareholders of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against the Company in actions brought in Japan that are based upon the securities laws of other jurisdictions.
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
•unleash the power of data and digital.
Our 241-year history started in 1781, when Chobei Takeda began selling traditional Japanese and Chinese herbal medicines in Doshomachi, Osaka. After Japan’s Meiji Restoration opened the country to increase overseas trade in the late 1860s, we were one of the first companies to begin importing western medicines into Japan. In 1895, we began our pharmaceutical manufacturing business, and our research division was formed in 1914, allowing us to begin to discover our own pharmaceutical products. In 1925, we were incorporated as Chobei Takeda & Co., Ltd. and our name was later changed to Takeda Pharmaceutical Company Limited. In 1949, our shares were listed on the Tokyo and Osaka stock exchanges. We began expanding into overseas markets in the 1960s, first in Asia and, subsequently, other markets around the world. We began enhancing our overseas business infrastructure in the late 1990s, with the formation of new subsidiaries in the U.S. and Europe.
In 2008, we acquired a leading U.S. biopharmaceutical company in Millennium Pharmaceuticals, Inc. We leveraged the complementary strengths of Millennium and Takeda, with Millennium's innovative products, pipeline and expertise in oncology. Takeda also acquired Nycomed in 2011, with a strong presence in Europe and emerging markets. This allowed Takeda to expand to over 70 markets and enhance its global sales structure in order to deliver pharmaceutical products to more patients around the world. These two large acquisitions within a short time span allowed Takeda to accelerate its globalization.
Since 2014, our efforts have been focused on enhancements to our R&D capabilities, successful cross-border acquisition activities and post-acquisition integration. Specifically, Takeda implemented an R&D transformation process to diversify modalities in our research, actively engage with innovative ecosystems around the world in the form of partnerships, and focus on our core therapeutic areas of oncology, rare genetics and hematology, neuroscience, and GI. As examples of cross-border acquisitions, in February 2017, we acquired ARIAD Pharmaceuticals, Inc., a commercial-stage biotechnology company, to obtain late stage assets for the treatment of cancer, and in June 2018, we acquired TiGenix NV, an advanced biopharmaceutical company developing therapies for patients with gastrointestinal disorders.
In January 2019, we completed the acquisition of Shire and have since completed the integration. This was a major step in our development to create a global, values-based, R&D-driven biopharmaceutical company. Specifically, the Shire Acquisition strengthened our core therapeutic areas, bringing together Takeda and Shire’s complementary positions in GI and neuroscience, establishing leading positions in rare diseases and PDT, and complementing Takeda’s previously existing strength in oncology and focused efforts in vaccines. It also contributed to a highly complementary, robust, modality-diverse pipeline and a strengthened R&D engine focused on innovation.
During the three fiscal years ended March 31, 2022, we also divested several businesses and assets in non-core areas. See Item 5. Operating and Financial Review and Prospects—A. Operating Results-Divestitures for further details on divested businesses and assets.
Our principal capital expenditures during the three fiscal years ended March 31, 2022 consisted of additions to property, plant and equipment and intangible assets. In the fiscal years ended March 31, 2020, 2021 and 2022, excluding acquisitions, we made capital expenditures (consisting of the additions to property, plant and equipment and intangible assets recorded on our consolidated statements of financial position) of 246.3 billion JPY, 330.7 billion JPY and 239.9 billion JPY, respectively, including the following highlights:
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
•In the fiscal year ended March 31, 2022, we broke ground on the first ‘net zero carbon emissions’ building in our global network marking a first-of-its-kind investment within the biotechnology industry in Singapore. The building, a 14 million USD expansion of Takeda’s manufacturing operations in Singapore is planned for occupancy in 2022. We also continued investing in our plasma collection center network, with the addition of 23 new centers in the U.S. and Europe to bring Takeda’s total footprint to 204 centers.
We currently have various capital expenditures projects in process, including the continued expansion of production capacity of our plasma manufacturing network.
The address of our global head office is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo, 103-8668, Japan; telephone number: 81-3-3278-2111. Takeda’s agent in the U.S. in connection with this annual report is Takeda Pharmaceuticals U.S.A., Inc., 99 Hayden Avenue, Lexington, MA 02421 U.S.A., telephone number: 1-617-349-0200.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Our corporate website is www.takeda.com.
B. Business Overview
We are a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Our intent is to translate science into highly innovative life transforming medicines. We have built an R&D engine focused on four therapeutic areas, leveraging internal research and external partners in order to have access to different modalities like biologicals or cell therapy. We have a geographically diversified global business base and our prescription drugs are marketed worldwide.
We have approximately 47,000 employees worldwide dedicated to our purpose of striving towards better health for people and a brighter future for the world through leading innovation in medicine. Our culture is based on our values of Takeda-ism which incorporates Integrity, Fairness, Honesty, and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputation-Business, in that order.
Our commercial efforts are focused on five key business areas of GI, rare diseases, PDT, oncology, and neuroscience, which in the fiscal year ended March 31, 2022 accounted for 82.5% of our total revenue. We believe these five business areas will drive our future revenue growth, and we will continue to make the necessary investments to maximize our portfolios in these areas. Our key growth driver products in our key business areas include the following Growth & Launch Products: ENTYVIO, ALOFISEL, TAKHZYRO, LIVTENCITY, GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALBUMIN/FLEXBUMIN, ALUNBRIG and EXKIVITY. We have also been making targeted acquisitions and divestitures to further increase our level of focus on these key business areas, and plan to continue to refine our portfolio going forward.
Our R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. We support dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (PDT) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (NMEs) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core therapeutic areas (oncology, rare genetics and hematology, neuroscience, and gastroenterology (GI)). Over the past several years, including via our acquisition of Shire, we have also harnessed the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships.
We are also focused on optimizing our financial strength, delivering competitive margins and generating cash flows to invest in the business, to deleverage and to return cash to shareholders.
The following is a summary of our principal products by key business area.
In GI, our principal products include:
•ENTYVIO (vedolizumab), a treatment for moderate to severe ulcerative colitis and Crohn’s disease. Sales of ENTYVIO have grown strongly since its launch in the U.S. and Europe in 2014 to become our top selling product in the fiscal year ended March 31, 2022. ENTYVIO is now approved in 74 countries worldwide. We strive to maximize its potential by seeking approval in additional countries, examining use in further indications, while also pursuing a subcutaneously administered formulation. In the fiscal year ended March 31, 2022, our revenue from ENTYVIO was 521.8 billion JPY.
•ALOFISEL (darvadstrocel), a treatment for complex perianal fistulas in adult patients with nonactive/mildly active luminal Crohn’s disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. ALOFISEL was approved in Europe in 2018, becoming the first allogeneic stem cell therapy to receive central marketing authorization approval in Europe. ALOFISEL was also approved in Japan in 2021. In the fiscal year ended March 31, 2022, our revenue from ALOFISEL was 1.8 billion JPY.
•TAKECAB (vonoprazan fumarate), a treatment for acid-related diseases. TAKECAB was launched in Japan in 2015 and has achieved significant growth driven by its efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Takecab (Chinese brand name: Vocinti) was approved for reflux esophagitis in 2019 in China. In the fiscal year ended March 31, 2022, our revenue from TAKECAB was 102.4 billion JPY.
•GATTEX/REVESTIVE (teduglutide[rDNA origin]), a treatment for patients with short bowel syndrome (SBS) who are dependent on parenteral support. In 2019, the FDA approved extending the indication of GATTEX to include children 1 year of age and older with SBS. GATTEX/REVESTIVE was also approved in Japan in 2021. In the fiscal year ended March 31, 2022, our revenue from GATTEX/REVESTIVE was 75.8 billion JPY.
•DEXILANT (dexlansoprazole), a treatment for gastric acid-related disorders such as healing of all grades of erosive esophagitis (EE), maintaining healing of EE and relief of heartburn and treating heartburn associated with symptomatic non-erosive gastroesophageal reflux disease (GERD), continues to decline in revenue due to generic competition. In the fiscal year ended March 31, 2022, our revenue from DEXILANT was 50.8 billion JPY.
In rare diseases, our principal products are:
•TAKHZYRO (lanadelumab-flyo), for the prevention of hereditary angioedema (HAE) attacks. TAKHZYRO is a fully human monoclonal antibody that specifically binds and decreases plasma kallikrein, an enzyme which is chronically uncontrolled in people with HAE. TAKHZYRO was approved in both the U.S. and Europe in 2018, in China in 2020, and in Japan in 2022 and we are working to expand into further geographic areas. In the fiscal year ended March 31, 2022, our revenue from TAKHZYRO was 103.2 billion JPY.
•LIVTENCITY (maribavir), a treatment for adults and pediatric patients (12 years of age and older and weighing at least 35 kg) for post-transplant cytomegalovirus (CMV) infection/disease that is refractory to treatment (with or without genotypic resistance) with ganciclovir, valganciclovir, foscarnet or cidofovir, launched in the U.S. in December 2021. Early uptake has been strong as the first and only antiviral agent that targets and inhibits the pUL97 protein kinase and its natural substrates. In the fiscal year ended March 31, 2022, our revenue from LIVTENCITY was 1.3 billion JPY.
•ELAPRASE (idursulfase), an enzyme replacement therapy for the treatment of Hunter syndrome (also known as Mucopolysaccharidosis Type II or MPS II). In the fiscal year ended March 31, 2022, our revenue from ELAPRASE was 73.1 billion JPY.
•REPLAGAL (agalsidase alfa), an enzyme replacement therapy for the treatment of Fabry disease, marketed outside of the U.S., and also approved in China in 2020. Additionally, Takeda has acquired the manufacturing and marketing approval and the marketing rights of REPLAGAL in Japan from Sumitomo Dainippon Pharma as of February, 2022. Fabry disease is a rare, inherited genetic disorder resulting from a deficiency in the activity of the lysosomal enzyme alpha-galactosidase A, which is involved in the breakdown of fats. In the fiscal year ended March 31, 2022, our revenue from REPLAGAL was 51.7 billion JPY.
•ADVATE (antihemophilic factor (recombinant)), a treatment for hemophilia A (congenital factor VIII deficiency) for control and prevention of bleeding episodes, for perioperative management, and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. In the fiscal year ended March 31, 2022, our revenue from ADVATE was 118.5 billion JPY.
•ADYNOVATE/ADYNOVI (antihemophilic factor (recombinant) [PEGylated]), an extended half-life recombinant factor VIII treatment for hemophilia A. ADYNOVATE/ADYNOVI uses the same manufacturing process as the standard half-life recombinant factor VIII therapy ADVATE, and adds a proven technology, PEGylation (a chemical process that prolongs the amount of time a compound remains in circulation, potentially allowing for fewer injections), which we exclusively licensed from Nektar Therapeutics. In the fiscal year ended March 31, 2022, our revenue from ADYNOVATE/ADYNOVI was 60.7 billion JPY.
In Plasma-Derived Therapies (PDT) Immunology, our principal products are:
•GAMMAGARD LIQUID/KIOVIG (Immune Globulin Intravenous (Human) 10%), a liquid formulation of the antibody replacement therapy immunoglobulin (IG), for the treatment of adult and pediatric patients two years of age or older with primary immunodeficiencies (PID) (administered either intravenously or subcutaneously), and adult patients with multifocal motor neuropathy (MMN) (administered intravenously). KIOVIG is the brand name used for GAMMAGARD LIQUID in many countries outside of the U.S. KIOVIG is approved in Europe for patients with PID and certain secondary immunodeficiencies, and for adults with MMN.
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
In the fiscal year ended March 31, 2022, the total revenue from our PDT immunology portfolio, including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU, was 385.9 billion JPY.
•FLEXBUMIN (Human Albumin in a bag) and Human Albumin (glass), available as 5% and 25% solutions, indicated for hypovolemia, hypoalbuminemia due to general causes and burns, and for use during cardiopulmonary bypass surgery as a component of the pump prime. FLEXBUMIN 25% is also indicated for hypoalbuminemia associated with adult respiratory distress syndrome (ARDS) and nephrosis, and hemolytic disease of the newborn (HDN). In the fiscal year ended March 31, 2022, the total revenue from our albumin portfolio, including FLEXBUMIN and Human Albumin (glass) was 90.0 billion JPY.
In oncology, our principal products include:
•ALUNBRIG (brigatinib), an orally administered small molecule anaplastic lymphoma kinase (“ALK”) inhibitor used to treat ALK-positive non-small cell lung cancer (NSCLC), was granted accelerated approval in the U.S. in 2017, and the European Commission granted the product marketing authorization in 2018. The indication of ALUNBRIG was expanded to include newly diagnosed ALK-positive NSCLC patients, first in the U.S. in May 2020. ALUNBRIG was also approved in China in March 2022. In the fiscal year ended March 31, 2022, our revenue from ALUNBRIG was 13.6 billion JPY.
•EXKIVITY (mobocertinib), a treatment for locally advanced or metastatic non-small cell lung cancer (NSCLC) with EGFR exon 20 insertion mutations whose disease has progressed on or after platinum based chemotherapy, was granted accelerated approval in the U.S. in September 2021. Since its launch we are seeing rapid uptake in both the academic and community settings. In the fiscal year ended March 31, 2022, our revenue from EXKIVITY was 1.0 billion JPY.
•VELCADE (bortezomib), a treatment for multiple myeloma (MM) and patients with mantle cell lymphoma (MCL) who have already received at least one prior treatment, was approved in the U.S. in 2003. Sales of VELCADE have contributed significantly to Takeda since the acquisition of Millennium in 2008. However sales are expected to decline due to generic competition in the US in 2022. In the fiscal year ended March 31, 2022, our revenue from VELCADE was 110.0 billion JPY.
•LEUPLIN/ENANTONE (leuprorelin), a treatment for hormone-responsive cancers such as prostate cancer or breast cancer in women, as well as children with central precocious puberty, women with endometriosis, infertility, and to improve anemia in women with uterine leiomyomata (fibroids). While leuprorelin is no longer protected by patent, there is limited generic competition due to manufacturing considerations. In the fiscal year ended March 31, 2022, our revenue from LEUPLIN/ENANTONE was 106.5 billion JPY.
•NINLARO (ixazomib), the first oral proteasome inhibitor for the treatment of multiple myeloma (MM), was approved in the U.S. in 2015 for relapsed/refractory MM and was approved in Europe in 2016, in Japan in 2017, and in China in 2018. In Japan, NINLARO is also approved as a maintenance treatment for MM. In the fiscal year ended March 31, 2022, revenue from NINLARO was 91.2 billion JPY.
•ADCETRIS (brentuximab vedotin), an anti-cancer agent used to treat Hodgkin lymphoma (HL) and systemic anaplastic large cell lymphoma (sALCL), has received marketing authorization in more than 70 countries worldwide and was approved in China in May 2020. We jointly developed ADCETRIS with Seagen Inc. and have commercialization rights in countries outside the U.S. and Canada. In the fiscal year ended March 31, 2022, our revenue from ADCETRIS was 69.2 billion JPY.
In neuroscience, our principal products are:
•VYVANSE (lisdexamfetamine dimesylate), a stimulant medication indicated for the treatment of attention deficit hyperactivity disorder (ADHD) in patients aged six and above, and for the treatment of moderate to severe binge eating disorder in adults. In the fiscal year ended March 31, 2022, our revenue from VYVANSE was 327.1 billion JPY.
•TRINTELLIX (vortioxetine), an antidepressant indicated for the treatment of major depressive disorder (MDD) in adults. TRINTELLIX was co-developed with H. Lundbeck A/S, and Takeda has commercialization rights in the U.S., where it was launched in 2014 and in Japan, where it was launched in 2019. In the fiscal year ended March 31, 2022, our revenue from TRINTELLIX was 82.3 billion JPY.
For a breakdown of revenues by geographic region, see Note 4 to our audited consolidated financial statements.

Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
Takeda continues to respond to the COVID-19 pandemic and provide industry support in a number of ways. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the internal protocols we have put in place, and monitor any potential impacts of the effects and evolution of COVID-19, including new variants, on our business activities.
In monitoring demand for our products, we have seen limited impact as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. In terms of our global supply chain, based on current assessments, we have not seen, nor do we anticipate, any material potential supply distribution issues due to the COVID-19 pandemic. Where appropriate and in accordance with local public health guidance and regulations, our field employees have resumed some face-to-face engagements with customers. Clinical trial activities that were temporarily paused during the previous fiscal year have generally been resumed while we continue to monitor the evolution of the pandemic.
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
Major updates to Takeda’s initiatives in response to the spread of COVID-19 in the current fiscal year are as below.
•The highly contagious Omicron variant has temporarily slowed the roll out of a new hybrid working model in parts of the business. Moving forward, implementation of this model will vary by job function, and on the local level, given differences in public health guidance and regulations, changes in population and epidemiology over time and standards of practice in the community.
•After over two years of providing support for Takeda's global pandemic response, Takeda's firmwide COVID-19 Global Crisis Management Committee was discontinued and Takeda has shifted to an operating model in which regional crisis management committees will provide guidance based on regional information from public health authorities.
•Takeda has undertaken a number of efforts to help the world respond to COVID-19. This includes bringing COVID-19 vaccines to Japan through two partnerships. The first partnership is with Novavax, for the development, manufacturing, and commercialization of its COVID-19 vaccine in Japan. In September 2021, Takeda concluded an agreement with the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW) to provide 150 million doses of Novavax’ COVID-19 vaccine manufactured in Japan by Takeda. In April 2022, Takeda received manufacturing and marketing approval from the MHLW for NUVAXOVID Intramuscular Injection, a novel recombinant protein-based COVID-19 vaccine, for primary and booster immunization in Japan.
The second partnership is with Moderna and the MHLW to import and distribute Moderna’s mRNA COVID-19 vaccine (SPIKEVAX Intramuscular Injection (former product name: COVID-19 Vaccine Moderna Intramuscular Injection)) in Japan. Since May 2021, Takeda has been distributing the Moderna COVID-19 vaccine in Japan. In October 2021, Takeda and Moderna published an investigation report prompted by the recall of three lots of the Moderna COVID-19 vaccine in Japan based on the observation of foreign particles in unpunctured vials from a single lot. The report concluded that the event does not pose an undue risk to patient safety or adversely affect the benefit/risk profile of the product.
In December 2021, the parties reached to an agreement to import and distribute 18 million additional doses of Moderna's COVID-19 vaccine, bringing the total to 93 million doses in 2022. Takeda started to import and distribute these booster doses from January 2022.
In May 2022, Takeda and Moderna announced plans to transfer the marketing authorization in Japan for Moderna’s COVID-19 vaccine from Takeda to Moderna as of August 1, 2022. Takeda will continue to provide distribution support under the current national vaccination campaign for Moderna’s COVID-19 vaccine for a transitional period.
Research and Development
The research and development (R&D) of pharmaceutical products is a lengthy and expensive process that can span more than 10 years. The process includes multiple studies to evaluate a product’s efficacy and safety, followed by submission to regulatory authorities who review the data and decide whether to grant marketing approval. Only a small number of therapeutic candidates pass such rigorous investigation and become available for use in clinical treatment. Once approved, there is ongoing R&D support for marketed products, including medical affairs and other investments.
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
Takeda’s R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (“PDT”) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core therapeutic areas (oncology, rare genetics and hematology, neuroscience, and gastroenterology (“GI”)). Over the past several years, including via our acquisition of Shire, we are working to harness the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships.
Takeda’s pipeline is positioned to support both the near-term and long-term sustained growth of the company. Once first approval of a product is achieved, Takeda R&D is equipped to support geographic expansions of such approval and approvals in additional indications, as well as post-marketing commitment and potential additional formulation work. Takeda’s R&D team works closely with the commercial functions to maximize the value of marketed products and reflect commercial insights in its R&D strategies and portfolio.
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
•Greater Boston Area Research and Development Site: Our Boston R&D site is located in Cambridge, Massachusetts in the United States. It is the center of our global oncology, GI, and rare genetics and hematology R&D, and also supports R&D in other areas including plasma-derived therapies and vaccines, as well as research in immunomodulation and biologics. The site is home to the Takeda Cell Therapy engine with a recently opened state-of-the-art cell therapy manufacturing facility.
•San Diego Research and Development Site: Our R&D site located in San Diego, California in the United States supports R&D in the GI and neuroscience areas. The San Diego research center operates as a “biotech-like” site and leverages internal capabilities such as structural biology and biophysics to catalyze research internally and externally.
•Vienna, Austria Research and Development Site: Our R&D sites, located in Vienna and nearby Orth, Austria, support R&D in PDT and Gene Therapy. The research centers contain manufacturing sites for plasma derived products and gene therapy products.
The following summarizes our R&D activities within each of our therapeutic and business areas. The therapeutic candidates in our pipeline disclosed within the key therapeutic and business areas below are in various stages of development, and the contents of the pipeline may change as candidates currently under development are removed and new candidates are introduced. Whether the candidates listed below are ever successfully released as products depends on various factors, including the results of pre-clinical and clinical trials, market conditions for various drugs and regulatory approvals. The listings in the tables below are limited to the U.S., EU, Japan, and China, but we are also conducting development activities in other regions. “Global” refers to U.S., EU, Japan, and China.

Oncology
In Oncology, Takeda endeavors to deliver novel medicines to patients with cancer worldwide through a commitment to breakthrough innovation and a passion for improving the lives of patients. Takeda focuses on three key areas in oncology: (1) building on its foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS, and ICLUSIG, as well as in pipeline assets in Multiple Myeloma and other blood cancers; (2) further developing its portfolio in lung cancer with the marketed products ALUNBRIG, EXKIVITY, and development programs in targeted lung cancer populations; and (3) pursuing novel immuno-oncology targets and next-generation platforms harnessing the power of the innate immune system, internally and through external partnerships.
Our oncology pipeline in clinical development as of May 11, 2022 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
SGN-35(1) <brentuximab vedotin> ADCETRIS (EU, Japan, China)	CD30 monoclonal antibody-drug conjugate (injection)	Biologic and other	Cutaneous T cell lymphoma	China	Approved (Apr 2021)
<brigatinib> ALUNBRIG (Global)	ALK inhibitor (oral)	Small molecule	1L & 2L ALK-positive Non-Small Cell Lung Cancer	China	Approved (Mar 2022)
			2L ALK-positive Non-Small Cell Lung Cancer (head-to-head with alectinib)	U.S. EU	P-III P-III
MLN9708 <ixazomib> NINLARO (Global)	Proteasome inhibitor (oral)	Small molecule	Maintenance therapy in patients with newly diagnosed Multiple Myeloma not treated with stem cell transplant	Japan U.S. EU China	Approved (May 2021) P-III P-III P-III
			Maintenance therapy in patients with newly diagnosed Multiple Myeloma following autologous stem cell transplant	U.S. EU	P-III P-III
<cabozantinib>(2) CABOMETYX (Japan)	Multi-targeted kinase inhibitor (oral)	Small molecule	1L Renal cell carcinoma in combination with nivolumab	Japan	Approved (Aug 2021)
			2L metastatic Non-Small Cell Lung Cancer in combination with atezolizumab(3)	Japan	P-III
			Metastatic Castration-Resistant Prostate Cancer in combination with atezolizumab(4)	Japan	P-III
<ponatinib> ICLUSIG (U.S.)	BCR-ABL inhibitor (oral)	Small molecule	Front line Philadelphia chromosome-positive Acute Lymphoblastic Leukemia	U.S.	P-III
TAK-788 <mobocertinib> EXKIVITY (U.S.)	EGFR/HER2 exon 20 inhibitor (oral)	Small molecule	Treatment Naïve Non-Small Cell Lung Cancer with EGFR exon 20 insertion	Global	P-III
			Previously treated Non-Small Cell Lung Cancer with EGFR exon 20 insertion(5)	U.S. China EU(6) Japan	Approved (Sep 2021) Filed (Jul 2021) Filed (Jul 2021) P-III
TAK-385 <relugolix>	LH-RH antagonist (oral)	Small molecule	Prostate cancer	Japan China	P-III P-III

TAK-981 <subasumstat>	SUMO inhibitor (injection)	Small molecule	Multiple cancers	-	P-II
TAK-007(7)	CD19 CAR-NK (injection)	Cell and gene therapy	Relapsed/refractory B cell malignancies	-	P-I/II
TAK-102(8)	GPC3 CAR-T (injection)	Cell and gene therapy	Solid tumors	-	P-I
TAK-103(8)	Mesothelin CAR-T (injection)	Cell and gene therapy	Solid tumors	-	P-I
TAK-573(9) <modakafusp alfa>	Anti-CD38-targeted IgG4 genetically fused with an attenuated IFNα (injection)	Biologic and other	Relapsed/refractory Multiple Myeloma	-	P-I
TAK-605(10)	Oncolytic virus (intra-tumoral administration)	Biologic and other	Solid tumors	-	P-I
TAK-676	STING agonist (injection)	Small molecule	Solid tumors	-	P-I
TAK-500	STING agonist antibody drug conjugate (injection)	Biologic and other	Solid tumors	-	P-I
TAK-940(11)	CD19 1XX CAR-T (injection)	Cell and gene therapy	Relapsed/refractory B cell malignancies	-	P-I
TAK-186(12)	T Cell Engager (Injection)	Biologic and other	EGFR expressing solid tumors	-	P-I
____________
Notes:
(1)Partnership with Seagen, Inc.
(2)Partnership with Exelixis, Inc.
(3)Partnership with Chugai Pharmaceutical. Chugai operates Phase 3 development.
(4)Partnership with Chugai Pharmaceutical. Takeda operates Phase 3 development.
(5)The U.S. FDA review is being conducted under Project Orbis, an initiative of the FDA Oncology Center of Excellence (OCE), which provides a framework for concurrent submission and review of oncology products among international partners such as the UK, Brazil and Australia.
(6)The U.K. approval was granted in Mar 2022.
(7)Partnership with The University of Texas MD Anderson Cancer Center.
(8)Partnership with Noile-Immune Biotech, Inc.
(9)Partnership with Teva Pharmaceutical Industries Ltd.
(10)Partnership with Turnstone Biologics.
(11)Partnership with Memorial Sloan Kettering Cancer Center.
(12)Acquired via acquisition of Maverick Therapeutics, Inc.

Rare Genetics & Hematology
In Rare Genetics & Hematology, Takeda focuses on several areas of high unmet medical need. In hereditary angioedema, Takeda aspires to transform the treatment paradigm, including through TAKHZYRO, with continued investment in lifecycle management programs including evaluating TAKHZYRO in Bradykinin-mediated angioedema with normal C1-inhibitor. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI, as well as on the development of pipeline assets including TAK-755 for the treatment of immune thrombotic thrombocytopenic purpura (iTTP) and congenital thrombotic thrombocytopenic purpura (cTTP). In rare genetics and others, Takeda is developing treatments for lysosomal storage disorders (LSDs), with a portfolio that includes commercial products such as ELAPRASE and REPLAGAL, and late-stage investigational therapies and pipeline candidates like pabinafusp alfa for Hunter Syndrome. In addition, Takeda aims to redefine the management of post-transplant cytomegalovirus (CMV) infection/disease with LIVTENCITY. We are also building differentiated gene therapy capabilities for the development and delivery of functional cures to patients with rare diseases.
Our rare genetic and hematology pipeline in clinical development as of May 11, 2022 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-743 <lanadelumab> TAKHZYRO (Global)	Plasma kallikrein inhibitor (injection)	Biologic and other	Hereditary Angioedema	Japan	Approved (Mar 2022)
			Pediatric Hereditary Angioedema	Global	P-III
			Bradykinin-Mediated Angioedema	Global	P-III
TAK-577 VONVENDI (U.S., Japan), VEYVONDI (EU)	von Willebrand factor [recombinant] (injection)	Biologic and other	Adult prophylactic treatment of von Willebrand disease	U.S. Japan EU China	Approved (Jan 2022) Approved (Mar 2022) P-III P-III
			Pediatric on-demand and surgery treatment of von Willebrand disease	Global	P-III
TAK-620(1) <Maribavir> LIVTENCITY (U.S.)	Benzimidazole riboside inhibitor (oral)	Small molecule	Post-transplant CMV infection/disease resistant/refractory to (val) ganciclovir, cidofovir or foscarnet	U.S. EU	Approved (Nov 2021) Filed (Jun 2021)
			HSCT Recipients with First CMV Infection	U.S. EU	P-III P-III
TAK-660 ADYNOVATE (U.S., Japan) ADYNOVI (EU)	Antihemophilic factor [recombinant], PEGylated (injection)	Biologic and other	Pediatric Hemophilia A	EU	P-III
TAK-755(2)	Replacement of the deficient-ADAMTS13 enzyme (injection)	Biologic and other	Congenital Thrombotic Thrombocytopenic Purpura	U.S. EU	P-III P-III
			Immune Thrombotic Thrombocytopenic Purpura	U.S. EU	P-II P-II
			Sickle cell disease	U.S.	P-I
TAK-672(3) OBIZUR (US, EU)	Porcine Coagulation Factor VIII (Recombinant) (injection)	Biologic and other	Acquired hemophilia A (AHA)	Japan	P-II/III

TAK-141/JR-141(4) <pabinafusp alfa>	Recombinant fusion protein of an antibody against the human transferrin receptor and iduronate-2-sulfatase (injection)	Biologic	Hunter syndrome (CNS and somatic symptoms)	EU	P-III
TAK-611	Recombinant human arylsulfatase A for intrathecal administration (injection)	Biologic and other	Metachromatic leukodystrophy	-	P-II
TAK-079(5) <mezagitamab>	Anti-CD38 monoclonal antibody (injection)	Biologic and other	Myasthenia gravis	-	P-II
			Immune thrombocytopenic purpura	-	P-II
			Systemic lupus erythematosus	-	P-I/II
TAK-834 NATPARA (U.S.), NATPAR (EU)	Parathyroid hormone (injection)	Biologic and other	Hypoparathyroidism	Japan	P-I(6)
____________
Notes:
(1)Partnership with GlaxoSmithKline.
(2)Partnership with KM Biologics for co-exclusive license for commercialization in Japan only.
(3)Partnership with Ipsen.
(4)Geographically-focused collaboration and license agreement with JCR Pharmaceuticals. Takeda will exclusively commercialize TAK-141/JR-141 outside of the United States, including Canada, Europe, and other regions (excluding Japan and certain other Asia-Pacific countries). Takeda receives an option under a separate option agreement, which allows Takeda to acquire an exclusive license to commercialize TAK-141/JR-141 in the U.S. upon completion of the Phase 3 program.
(5)Relapsed/refractory Multiple Myeloma will continue until trial completion.
(6)P-I study in Japan completed; P-III study start timing under review.
Neuroscience
In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need, and building its pipeline through a combination of in-house expertise and partnerships. By harnessing advances in disease biology understanding, translational tools, and innovative modalities, Takeda is primarily focusing on rare neurology, in particular, on potential investigative therapies for sleep-wake disorders such as narcolepsy and idiopathic hypersomnia with a franchise of orexin-2 receptor agonists (TAK-861, TAK-925, etc.), and rare epilepsies with soticlestat (TAK-935). Additionally, Takeda also makes targeted investments to investigate well-defined segments of neuromuscular diseases, neurodegenerative diseases and movement disorders.
Our neuroscience pipeline in clinical development as of May 11, 2022 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-935 <soticlestat>	CH24H inhibitor (oral)	Small molecule	Dravet syndrome	Global	P-III
			Lennox-Gastaut syndrome	Global	P-III
TAK-994	Orexin 2R agonist (oral)	Small molecule	Narcolepsy	-	P-II(4)
TAK-071	M1 positive allosteric modulator (M1PAM) (oral)	Small molecule	Parkinson’s disease	-	P-II
TAK-041(1)	GPR139 agonist (oral)	Small molecule	Anhedonia in major depressive disorder (MDD)	-	P-II

TAK-653(1)	AMPA receptor potentiator (oral)	Small molecule	Inadequate response to treatment in major depressive disorder (MDD)	-	P-II
TAK-594/DNL593(2)	Brain-penetrant progranulin fusion protein (injection)	Biologic and other	Frontotemporal dementia	-	P-I/II
TAK-341/MEDI1341(3)	Alpha-synuclein antibody (injection)	Biologic and other	Parkinson’s disease	-	P-I
TAK-861	Orexin 2R agonist (oral)	Small molecule	Sleep disorders, other disorders	-	P-I
TAK-925	Orexin 2R agonist (injection)	Small molecule	Post-anesthesia recovery, narcolepsy	-	P-I
____________
Notes:
(1)50:50 co-development and co-commercialization with Neurocrine.
(2)Partnership with Denali Therapeutics. Denali leads Phase 1 development.
(3)Partnership with AstraZeneca. AstraZeneca leads Phase 1 development.
(4)TAK-994 was on clinical hold as of May 11, 2022. Takeda decided not to proceed with further development activities of TAK-994 in June 2022.
Gastroenterology (GI)
In Gastroenterology, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal and liver diseases. Takeda is maximizing the potential of our inflammatory bowel disease (“IBD”) franchise around ENTYVIO, including development of a subcutaneous formulation, a needle free device, and expanding into other indications such as active chronic pouchitis. Takeda is also expanding its position with GATTEX / REVESTIVE and ALOFISEL, which are in ongoing and planned Phase 3 trials to support further potential geographic expansion, including in the U.S. Furthermore, Takeda is progressing a pipeline built through partnerships exploring opportunities in IBD, celiac disease, select liver diseases, and motility disorders. TAK-999 is an example of an addition through partnership and a potential first-in-class RNAi for alpha-1 antitrypsin-deficiency associated liver disease in late-stage development.
Our GI pipeline in clinical development as of May 11, 2022 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
MLN0002 <vedolizumab> ENTYVIO (Global)	Humanized monoclonal antibody against α4β7 integrin (injection)	Biologic and other	Subcutaneous formulation for ulcerative colitis	U.S. Japan	Complete Response Letter (CRL) received (Dec 2019)(7) Filed (Aug 2019)
			Subcutaneous formulation for Crohn's disease	U.S. Japan	P-III P-III
			Active Chronic Pouchitis	EU	Approved (Jan 2022)
			Graft-versus-Host Disease prophylaxis in patients undergoing allogeneic hematopoietic stem cell transplantation	EU Japan	P-III P-III
			Pediatrics Study (ulcerative colitis, Crohn’s disease)	Global	P-III

TAK-438 <vonoprazan> TAKECAB (Japan) VOCINTI (China)	Potassium-competitive acid blocker (oral)	Small molecule	Acid related diseases (Reflux Esophagitis Maintenance)	China	Approved (Oct 2021)
			Oral disintegrated tablet formulation	Japan	Approved (Mar 2022)
			Acid related diseases (adjunct to Helicobacter pylori eradication)	China	P-III
TAK-633 <teduglutide> GATTEX (U.S.) REVESTIVE (EU, Japan)	GLP-2 analogue (injection)	Peptide/ Oligo-nucleotide	Short bowel syndrome (pediatric indication)	Japan	Approved (Jun 2021)
			Short bowel syndrome (in adults)	Japan	Approved (Jun 2021)
Cx601 <darvadstrocel> ALOFISEL (EU, Japan)	A suspension of allogeneic expanded adipose-derived stem cells (injection)	Biologic and other	Refractory complex perianal fistulas in patients with Crohn’s disease	U.S. Japan	P-III Approved (Sep 2021)
TAK-954(1)	5-HT4 - hydroxytryptamine receptor agonist (injection)	Small molecule	Post-operative gastrointestinal dysfunction	-	P-II (b)
TAK-999(2)	GalNAc based RNA interference (RNAi) (injection)	Peptide/ Oligo-nucleotide	Alpha-1 antitrypsin-deficiency associated liver disease	U.S. EU	P-II (b) P-II (b)
TAK-101(3)	Tolerizing Immune Modifying nanoParticle (TIMP) (injection)	Biologic and other	Celiac disease	-	P-II (a)
TAK-018/EB8018(4) <sibofimloc>	FimH antagonist (oral)	Small molecule	Crohn’s disease (post-operative and ileal-dominant)	-	P-II (a)
TAK-951	Peptide agonist (sub-cutaneous)	Peptide/ Oligo-nucleotide	Nausea and vomiting	-	P-II
TAK-510	Peptide agonist (sub-cutaneous)	Peptide/ Oligo-nucleotide	Nausea and vomiting	-	P-I
TAK-105	Peptide agonist (sub-cutaneous)	Peptide/ Oligo-nucleotide	Nausea and vomiting	-	P-I
TAK-062	Glutenase (oral)	Biologic and other	Celiac disease	-	P-I
TAK-039(5)	Bacterial consortium (oral)	Microbiome	Clostridium difficile infections(6)	-	P-I
____________
Notes:
(1)Partnership with Theravance Biopharma, Inc.
(2)Partnership with Arrowhead Pharmaceuticals, Inc.
(3)Acquired development and commercialization license for TAK-101 from COUR Pharmaceuticals. Previously known as TIMP-GLIA.
(4)Partnership with Enterome Bioscience SA.
(5)Partnership with NuBiyota.
(6)Phase 1 study in clostridium difficile infections completed; strategic intention is to take the program forward in hepatic encephalopathy.
(7)In active discussions with the FDA. Timelines under review; potential approval anticipated FY2023.

Plasma-Derived Therapies (PDT)
Takeda has created a dedicated PDT business unit with a focus to manage the business end-to-end, from plasma collection to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma derived treatments which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization in PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies of current product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD and GAMMAGARD S/D) through pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. In our hematology and specialty care portfolio, our priority is pursuing new indication and formulation development opportunities for PROTHROMPLEX (4F-PCC), FEIBA, CEPROTIN and ARALAST. Additionally, we are developing next generation immunoglobulin products with 20% fSCIg (TAK-881), IgG Low IgA (TAK-880) and pursuing other early-stage opportunities that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide.
Our PDT pipeline in clinical development as of May 11, 2022 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-664 CUVITRU (U.S., EU)	Immunoglobulin 20% [human] (subcutaneous)	Biologic and other	Primary immunodeficiencies	Japan	P-III
TAK-771(1) <IG Infusion 10% (Human) w/ Recombinant Human Hyaluronidase> HYQVIA (U.S., EU)	Immunoglobulin (IgG) + recombinant hyaluronidase replacement therapy (injection)	Biologic and other	Pediatric indication for primary immunodeficiency	U.S.	P-III
			Chronic inflammatory demyelinating polyradiculoneuropathy	U.S. EU	P-III P-III
			Chronic inflammatory demyelinating polyradiculoneuropathy and Multifocal Motor Neuropathy	Japan	P-III
			Primary Immunodeficiencies	Japan	P-III
TAK-880 <10% IVIG (Low IgA)>	Immunoglobulin (10%) [human] (injection) (Low IgA)	Biologic and other	Primary Immunodeficiencies and Multifocal Motor Neuropathy	U.S. EU	Filing in preparation(2)
TAK-662 CEPROTIN (U.S., EU)	Protein C concentrate [human] (injection)	Biologic and other	Severe congenital protein C deficiency	Japan	P-I/II
TAK-881 <Facilitated 20% SCIG>	Immunoglobulin (20%) [human] + recombinant hyaluronidase replacement therapy (injection)	Biologic and other	Immunodeficiencies	-	P-I/II
____________
Notes:
(1)Partnership with Halozyme.
(2)Non-interventional study to collect data is in progress.

Vaccines
In Vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue, COVID-19 and zika. To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan and the U.S., and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.
Our vaccines pipeline in clinical development as of May 11, 2022 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code Brand name (country/region)	Type of vaccine (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-919/mRNA-1273(1) Spikevax Intramuscular Injection (Japan)	SARS-CoV-2 vaccine (injection)	Biologic and other	Active immunization for the prevention of COVID-19	Japan	Approved (May 2021) (4)
			Active immunization for the prevention of COVID-19 (booster)	Japan	Approved (Dec 2021)
TAK-019/ NVX‑CoV2373(2) Nuvaxovid Intramuscular Injection (Japan)	SARS-CoV-2 vaccine (injection)	Biologic and other	Active immunization for the prevention of COVID-19 (primary and booster)	Japan	Approved (Apr 2022)
TAK-003	Tetravalent dengue vaccine (injection)	Biologic and other	For the prevention of dengue fever of any severity, due to any serotype, in individuals aged 4 up to 60 years of age	EU and EU-M4all -	Filed (Mar 2021)(5) P-III
TAK-426(3)	Zika vaccine (injection)	Biologic and other	Active immunization for the prevention of disease caused by Zika virus	-	P-I
____________
Notes:
(1)Partnership with Moderna and MHLW.
(2)Partnership with Novavax, Inc.
(3)Partnership with The Biomedical Advanced Research and Development Authority (BARDA) of the U.S. Government.
(4)Change in age indication to expand to 12 years of age and older (July 2021).
(5)In addition to filing in the EU and through the EU-M4all (previously Article 58) procedure for countries outside of the EU, filings began in dengue endemic countries in Latin America and Asia that are not participating in the EU-M4all procedure.

Discontinued projects

Our discontinued projects since the last fiscal year is as follows:

Development code <generic name>	Indications (Region/Country, Stage)	Reason
CoVIg-19	Treatment of adult hospitalized patients at onset of clinical progression of COVID-19 (U.S., EU, Japan, P-III)	Phase 3 Inpatient Treatment with Anti-Coronavirus Immunoglobulin (ITAC) clinical trial sponsored and funded by the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), did not meet its endpoints.
TAK-169	Relapse/refractory multiple myeloma (P-I)	Takeda has communicated its decision to turn over full rights of TAK-169 to Molecular Templates. Molecular Templates will continue to develop TAK-169.
TAK-831 <luvadaxistat>	Negative symptoms and/or cognitive impairment associated with schizophrenia (P-II)	Based on clinical data, our partner Neurocrine announced the discontinuation of development in Schizophrenia Negative Symptoms. Neurocrine will continue developing TAK-831 in Cognitive Impairment Associated with Schizophrenia and Takeda decided not to co-fund a supplemental study with Neurocrine, which resulted in Takeda’s maintaining its right to receive milestones and royalties regarding TAK-831.
TAK-671	Acute Pancreatitis (P-I)	Takeda has opted out of further development based on a business decision, and the right to continue developing the asset falls under Samsung Bioepis.
TAK-924 <pevonedistat>	High-risk Myelodysplastic Syndrome (P-III), Unfit Acute Myelogenous Leukemia (P-III)	Phase 3 PANTHER study did not meet its primary endpoint. The result did not support further development in Phase 3 HR MDS trial and Unfit AML trial. The Phase 1/2 AML trial in combination with venetoclax is ongoing but not recruiting new patients and is not registrational.
TAK-935 <soticlestat>	15q duplication syndrome, CDKL5 deficiency disorder (P-II)	The Phase 2 result did not support further development in these indications.
TAK-252	Solid tumors and lymphomas (P-I)	Shattuck Labs and Takeda mutually agreed to terminate the parties’ Collaboration Agreement, resulting in termination of the TAK-252 for Takeda.
TAK-438 <vonoprazan>	Acid related diseases Duodenal Ulcer (China, Filing withdrawn)	After evaluation of Chinese CDE (Center for Drug Evaluation) assessment, Takeda decided not to pursue this indication further.
TAK-721 <budesonide>	Eosinophilic esophagitis (U.S., Filed)	After evaluation of Complete Response Letter (CRL) from U.S. FDA, Takeda decided not to pursue program further.
TAK-906	Gastroparesis (P-II (b))	The Phase 2 (b) study did not support further development in Gastroparesis or other GI indications.
TAK-609	Hunter syndrome CNS (U.S., EU, P-II)	After years of extensive review and regulatory discussions, Takeda has come to the difficult decision to discontinue development. Data is insufficient for filing.

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

In the case of plasma-derived-therapies, we are dependent on healthy individuals to donate human plasma to develop and manufacture our products. We own and operate plasma donation facilities, principally in the U.S., Austria, Hungary and the Czech Republic, and we also maintain relationships with other plasma suppliers for external sourcing to meet our planned supply commitments to patients.
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
Sales and Marketing
Our primary sales and marketing activities are organized around regional business units and select therapeutic area business units focused on the U.S., Japan, Europe and Canada, China, and Growth and Emerging Markets. These business units make focused investments that support the growth potential of our portfolios in each market.
The U.S. is the largest pharmaceutical market in the world and is also Takeda’s largest region by revenue. The United States Business Unit (“USBU”) is focused on the successful uptake of recently approved products such as TAKHZYRO and LIVTENCITY, as well as continuing to grow core promoted brands such as ENTYVIO, TRINTELLIX, VYVANSE, GATTEX and Immunoglobulin products. These and other principal products are supported by significant investment in marketing and sales force promotion.
The Japan Pharma Business Unit (“JPBU”) is focused on retaining Takeda’s position as one of the leading pharmaceutical companies in our home market of Japan. Although we continue to promote our strong primary care portfolio, with the Japanese government driving stricter control of drug prices and promoting the penetration of generics, our strategy is to shift focus more towards the uptake of our highly innovative and differentiated specialty medicines such as ENTYVIO, GATTEX/REVESTIVE and ALOFISEL.
The Europe and Canada (“EUCAN”) business unit focuses on a specialized approach in the European and Canadian markets, where public insurance has set a higher bar for the reimbursement of medicines, requiring innovation and clear differentiation in order for products to be reimbursed.
The China Business Unit (“China BU”) focuses on unleashing the growth potential in world’s second largest pharmaceutical market. The China Business Unit continues to maximize the value of brands like Albumin/Flexbumin, Enantone, Advate, while also aiming to bring other new medicines to China in the future from the therapeutic areas of gastroenterology, oncology, rare diseases and neuroscience.
The Growth and Emerging Markets (“GEM”) business unit is focused on delivering highly innovative medicines to patients living with complex and rare diseases in our five key business areas of GI, Rare Diseases, PDT, Oncology and Neuroscience.
The Oncology Business Unit (“OBU”) is focused on the development and marketing of oncology medicines in the US, Japan, Europe and Canada. Our promoted oncology portfolio consists of three global brands (NINLARO, ALUNBRIG and EXKIVITY) as well as products that we market on a regional basis including ICLUSIG in the US, ADCETRIS in Europe and Japan, and VECTIBIX, ZEJULA, and CABOMETYX in Japan.
The PDT Business Unit is focused on transforming the lives of patients from the collection of plasma to the production and delivery of life-saving medicines worldwide. We offer a broad portfolio of greater than twenty therapies, four of which represent Global Brands for Takeda, HYQVIA and CUVITRU, subcutaneous immunoglobulin, KIOVIG/GAMMAGARD LIQUID, intravenous immunoglobulin, and FLEXBUMIN, our differentiated bag Albumin product.
The Global Vaccine Business Unit (“VBU”) is applying innovation to tackle some of the world’s most challenging infectious diseases, such as dengue, Zika, pandemic influenza, and COVID-19 through partnered programs in Japan with Moderna and Novavax.
In 2022, we organized a new division, the Global Portfolio Division (“GPD”), which is focused on accelerating our growth through a global footprint, as well as a diverse portfolio and pipeline of transformational medicines and vaccines. The GPD consists of the EUCAN, China BU, GEM, PDT and VBU.

Intellectual Property
An important part of our business strategy is to protect our products and technologies using patents and trademarks, to the extent available. We rely on trade secrets, proprietary know-how, technological innovations and contractual arrangements with third parties to maintain and enhance our competitive position. Our commercial success depends, in part, upon our ability to obtain and enforce strong patents, to maintain trade secret protection, to operate without infringing the proprietary rights of others and to comply with the terms of licenses granted to it. Due to the lengthy development periods for new drugs, the high costs of R&D and the small percentage of researched therapeutic candidates that reach the market, the protection of intellectual property plays an important role in the return of investments for R&D of a new drug.
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
Our low molecule products (small molecules) are mainly protected by substance patents. While the expiration of a substance patent usually results in a loss of market exclusivity for the protected pharmaceutical products, commercial benefits may continue to be protected by non-substance patents such as patents relating to the method of use of such substance, patents relating the manufacturing method of such substance, and patents relating to the new composition or formulation of such substance. The products can be also protected by regulatory data protection under relevant laws in each country even if the substance patent expired. While our biologics can and may be protected by one or more substance patents, certain products may be protected by non-substance patents and/or regulatory data protection. However, for biologics, patent protection may be less important than for traditional pharmaceutical products, as similar products for the same indication and/or biosimilars may be developed and marketed by competitors without infringing on our patents.
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
In Japan, a patent can be issued for active pharmaceutical ingredients by the Japan Patent Office (“JPO”). Although methods of treatment, such as dosage and administration, are not patentable in Japan, pharmaceutical compositions for a specific dosage or administration method as well as processes to make a pharmaceutical composition are patentable. Patents in Japan generally expire 20 years after the filing date of the patent application. Patents for pharmaceuticals may be extended for up to five years, depending on the amount of time spent for the drug approval process. Japan also has a regulatory data protection system called a re-examination period of eight years for pharmaceuticals that contain new active pharmaceutical ingredients and four years to six years for new combination product and a ten-year orphan drug exclusivity system.
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
As infringement of our intellectual property rights poses a risk of loss of expected earnings derived from those rights, we have internal processes in place to manage patents and other intellectual property. This process includes both remaining vigilant against patent infringement by others as well as exercising caution, starting at the R&D stage, to ensure that our products and activities do not violate intellectual property rights held by others.
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

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
Gastroenterology (GI):
ENTYVIO	Patent: - RP: July 2028(2)	Patent: - RDP: May 2026(7)	Patent: August 2017 (Extended expiry of August 2022 in certain countries) RDP: May 2025(7)
DEXILANT	Not commercialized	Patent: -	Patent: -
PANTOLOC /CONTROLOC (PANTOPRAZOLE)	Not commercialized	Patent: -	Patent: -
TAKECAB(3)	Patent: August 2031 RP: December 2022(2)	Patent: -(3)	Patent: -(3)
GATTEX/REVESTIVE	Patent: - RP: June 2031(2)	Patent: -(5)	Patent: - RDP: September 2024
PENTASA(4)	Patent: -(4)	Patent: -	Patent: -(4)
LIALDA/MEZAVANT(3)	Patent: - (3) RP: September 2022(2)	Patent: -	Patent: -
AMITIZA(4)	Patent: -(4)	Patent:-	Not commercialized
RESOLOR/MOTEGRITY	Not commercialized	Patent: - RDP: December 2023	Patent: -

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
ALOFISEL	Patent: - RP: September 2031(2)	Not commercialized	Patent: - RDP: March 2028
Rare Metabolic:
ELAPRASE (3)	Patent: - (3)	Patent: -	Patent: -
REPLAGAL	Patent: -	Not commercialized	Patent: -
VPRIV	Patent: - RP: July 2024(2)	Patent: -	Patent: - RDP: August 2022
NATPARA/NATPAR	Not commercialized	Patent: - RDP: January 2027	Patent: - RDP: April 2029
Rare Hematology:
ADVATE	Patent: -	Patent: -	Patent: -
ADYNOVATE/ADYNOVI	Patent: January 2026 RP: March 2024(2)	Patent: February 2026 RDP: November 2027	Patent: February 2024 (Extended expiry of February 2029 if SPC granted) RDP: January 2028
FEIBA(6)	Patent: -	Patent: -	Patent: -
HEMOFIL(6)	Not commercialized	Patent: -	Not commercialized
IMMUNATE(6)	Not commercialized	Not commercialized	Patent: -
IMMUNINE(6)	Not commercialized	Not commercialized	Patent: -
BEBULIN(6)	Not commercialized	Patent: -	Not commercialized
PROTHROMPLEX(6)	Not commercialized	Not commercialized	Patent: -
FACTOR VII(6)	Not commercialized	Not commercialized	Patent: -
VONVENDI	Patent: - RP: March 2030(2)	Patent: December 2030 RDP: December 2027	Patent: - RDP: August 2028
OBIZUR	Not commercialized	Patent: - RDP: October 2026	Patent: February 2026 RDP: November 2025
RIXUBIS	Patent: - RP: December 2022(2)	Patent: -	Patent: -
AGRYLIN/XAGRID	Patent: - RP: September 2024(2)	Patent: -	Patent: -
RECOMBINATE	Not commercialized	Patent: -	Not commercialized
OCTOFACTOR	Not commercialized	Not commercialized	Not commercialized
COAGIL-VII	Not commercialized	Not commercialized	Not commercialized
INNONAFACTOR	Not commercialized	Not commercialized	Not commercialized
Hereditary Angioedema:
FIRAZYR	Patent: - RP: September 2028(2)	Patent: -	Patent: -
TAKHZYRO	Patent: January 2031 Extended expiry of January 2036 if PTE granted	Patent: December 2031, February 2032, March 2032 Extended expiry of August 2032 RDP: August 2030	Patent: January 2031 (Extended expiry of November 2033 in some countries) RDP: November 2028
KALBITOR	Not commercialized	Patent: December 2023	Not commercialized
CINRYZE(6)	Not commercialized	Patent: -	Patent: -
Rare Diseases - Others:
LIVETENCITY	Not commercialized	Patent: - RDP: November 2028	Not commercialized

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
Plasma-Derived Therapies (PDT) Immunology:
GAMMAGARD LIQUID(6)	Not commercialized	Patent: -	Patent: -
HYQVIA(6)	Not commercialized	Patent: - RDP: September 2026	Patent: - RDP: May 2024
CUVITRU(6)	Not commercialized	Patent: - RDP: September 2028	Patent: - RDP: July 2027
FLEXBUMIN(6)	Not commercialized	Patent: -	Patent: -
HUMANALBUMIN(6)	Not commercialized	Patent: -	Not commercialized
GLASSIA(6)	Patent: -(4)	Patent: - RDP: July 2022	Patent: -(4)
ARALAST(6)	Not commercialized	Patent: -	Not commercialized
CEPROTIN(6)	Not commercialized	Patent: -	Patent: -
ANTITHROMBIN III(6)	Not commercialized	Not commercialized	Patent: -
KENKETU-GLOVENIN-I(6)	Patent: -	Not commercialized	Not commercialized
KENKETU-NONTHRON(6)	Patent: -	Not commercialized	Not commercialized
KENKETU-ALUBMIN(6)	Patent: -	Not commercialized	Not commercialized
Oncology:
VELCADE(3)	Patent: -(3)	Patent: -	Patent: -(3)
LEUPLIN/ENANTONE	Patent: -	Patent: -	Patent: -
NINLARO	Patent: July 2031 RP: March 2027(2)	Patent: November 2029 RDP: November 2022	Patent: November 2031 RDP: November 2026
ADCETRIS(4)	Patent: April 2026 RP: January 2024(2)	Patent: -(4)	Patent: October 2027 RDP: October 2023, January 2028
ICLUSIG(3)	Patent: -(3)	Patent: January 2027	Patent: -(3)
ALUNBRIG	Patent: May 2029 Extended expiry of September 2032 if PTE granted RP: January 2029	Patent: December 2029 Extended expiry of April 2031 if PTE granted RDP: April 2024	Patent: May 2029 Extended expiry of November 2033 if SPC granted RDP: November 2028
VECTIBIX(4)	Patent: August 2022	Patent: -(4)	Patent: -(4)
EXKIVITY	Not commercialized	Patent: May 2035 Extended expiry of September 2035 if PTE granted RDP: September 2028	Not commercialized
ZEJULA	Patent: January 2033 RP: September 2028(2)	Patent: -(4)	Patent: -(4)
CABOMETYX(4)	Patent: September 2024 Extended expiry of September 2029 if PTE granted RP: March 2028(2)	Patent: -(4)	Patent: -(4)
Neuroscience:
VYVANSE/ELVANSE	Patent: June 2029 RP: March 2027(2)	Patent: August 2023	Patent: June 2024 (Extended expiry of February 2028 or March 2029 in certain countries)
TRINTELLIX (4)	Patent: October 2027 RP: September 2027(2)	Patent: June 2026 Extended expiry of December 2026 if pediatric exclusivity (PED) granted	Patent: -(4)
ADDERALL XR	Not commercialized	Patent: -	Not commercialized

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
ROZEREM	Patent: -	Patent: -	Not commercialized
REMINYL	Patent: -	Patent: -(4)	Patent: -
INTUNIV	Patent: - RP: March 2025(2)	Patent: -	Patent: - RDP: September 2025
COPAXONE(4)	Patent: - RP: September 2025(2)	Patent: -(4)	Patent: -(4)
AZILECT(4)	Patent: - RP: March 2026(2)	Patent: -(4)	Patent: -(4)
MYDAYIS	Not commercialized	Patent: -	Not commercialized
EQUASYM	Not commercialized	Patent: -(3)	Patent: -
CARBATROL	Not commercialized	Patent: -	Not commercialized
Other:
AZILVA-F	Patent: - RP: -(8)	Not commercialized	Not commercialized
LOTRIGA(4)	Patent: -	Patent: - (4)	Patent: - (4)
AIPHAGAN	Patent: -	Patent: -(4)	Patent: -(4)
FOSRENOL	Patent: -(3)	Patent: -	Not commercialized
ACTOVEGIN	Not commercialized	Not commercialized	Patent: -
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
(6)Relates to plasma-derived therapies products.
(7)Takeda has been granted patents that cover various aspects of ENTYVIO, including formulation, dosing regimens and process for manufacturing, some of which are expected to expire in 2032. Any biosimilar that seeks to launch prior to 2032 would need to address potential infringement and/or the validity of all relevant patents and therefore the exact timing of biosimilar entry is uncertain.
(8)The re-examination period for AZILVA-F ended in October 2021. In Japan, a generic product enters the market after a certain period of time following filing for a generic product, which can be made only after the end of the re-examination period, and subsequent regulatory review and approval, if successful. Therefore, the exact timing of the market entry of the generic version of AZILVA-F is uncertain.

Licensing and Collaboration
In the ordinary course of business, we enter into arrangements for licensing and collaboration for the development and commercialization of products with third parties. Our business does not materially depend on any one of these arrangements. Instead they form a portion of our strategy and give us the ability to leverage a mix of internal and external resources to develop and commercialize new products. Certain of the agreements which have led to successful commercialization to date are summarized below:
•ADCETRIS: We entered into a Collaboration Agreement with Seagen, Inc. (formerly Seattle Genetics, Inc.) (“Seagen”) in 2009 for the global co-development of ADCETRIS and its commercialization around the world (other than the U.S. and Canada, where ADCETRIS is commercialized by Seagen). We were required to pay milestone payments related to regulatory and commercial progress by us under the collaboration. We also pay tiered royalties with percentages ranging from the mid-teens to the mid-twenties based on net sales of ADCETRIS within our licensed territories. We and Seagen equally co-fund the cost of selected development activities conducted under the collaboration, but as of March 31, 2022, there are no further incremental potential commercial milestone payments remaining under the ADCETRIS collaboration. Either party may terminate the collaboration for cause, or by mutual consent. We may terminate the collaboration at will, and Seagen may terminate the collaboration in certain circumstances. If neither party terminates the collaboration agreement, then the agreement automatically terminates on the expiration of all payment obligations.
•TRINTELLIX: We entered into a License, Development, Supply and Commercialization Agreement with H. Lundbeck A/S in 2007 for the exclusive co-development and co-commercialization in the U.S. and Japan of several compounds in Lundbeck’s pipeline for the treatment of mood and anxiety disorders. Under the agreement, both partners commercialize TRINTELLIX in the U.S. and Japan and have agreed to jointly develop the relevant compounds, with most of development funding provided by us. Revenues for TRINTELLIX are booked by us, and we pay Lundbeck a portion of net sales, as well as tiered royalties ranging from the low to mid-teens on the portion of sales retained by us. We have also agreed to pay Lundbeck certain development and commercialization milestone payments relating to regulatory and commercial progress under the collaboration, but as of March 31, 2022, there are no further incremental potential commercial milestone payments remaining under the TRINTELLIX collaboration. The term of the agreement is indefinite, but the agreement may be terminated by mutual decision of the parties or for cause.
Our other R&D licensing and collaboration agreements include, but are not limited to, the following:
Oncology

Partner	Country of incorporation	Subject
Adimab	U.S.	Agreement for the discovery, development and commercialization of three mAbs and three CD3 Bi-Specific antibodies for oncology indications.
ASKA Pharmaceutical Co., Ltd	Japan	Takeda granted exclusive commercialization rights for uterine fibroids and exclusive development and commercialization rights for endometriosis for Japan to maximize the product value of relugolix (TAK-385).
Crescendo Biologics	U.K	Collaboration and licensing agreement for the discovery, development and commercialization of Humabody®-based therapeutics for cancer indications.
Egle Therapeutics	France	Identify novel tumor-specific regulatory T cell targets and develop unique anti-suppressor-based immunotherapies.
Exelixis, Inc.	U.S.	Exclusive licensing agreement to commercialize and develop novel cancer therapy cabozantinib and all potential future cabozantinib indications in Japan, including advanced renal cell carcinoma and hepatocellular carcinoma.
GammaDelta Therapeutics	U.K.
Collaboration agreement to discover and develop new immunotherapies in oncology using GammaDelta Therapeutics' novel T cell platform based on the unique properties of gamma delta T cells derived from human tissues. Takeda exercised its option to acquire GammaDelta Therapeutics in October 2021. Separately, in January 2022, Takeda exercised its option to acquire Adaptate Biotherapeutics, a UK based spin-out company from GammaDelta Therapeutics focused on developing antibody-based therapeutics for the modulation of variable delta 1 (Vδ1) gamma delta (γδ). Both acquisitions were closed in April 2022.

GlaxoSmithKline	U.K.	Exclusive licensing agreement to develop and commercialize novel cancer therapy niraparib for the treatment of all tumor types in Japan, and all tumor types excluding prostate cancer in South Korea and Taiwan.
Heidelberg Pharma	Germany	Antibody-Drug-Conjugate (ADC) research collaboration on 2 targets and licensing agreement (α-amanitin payload and proprietary linker).
KSQ Therapeutics	U.S.	Strategic collaboration to research, develop and commercialize novel immune-based therapies for cancer using KSQ’s CRISPRomics® technology.
MD Anderson Cancer Center	U.S.	Exclusive license and research agreement to develop cord blood-derived chimeric antigen receptor-directed natural killer (CAR NK) cell therapies, ‘armored’ with IL-15, for the treatment of B cell malignancies and other cancers.

Memorial Sloan Kettering Cancer Center	U.S.	Strategic research collaboration and license to develop novel chimeric antigen receptor T cell (CAR-T) products for the treatment of multiple myeloma, acute myeloid leukemia and additional solid tumor indications. The collaboration is co-led by Michel Sadelain, who is currently head of the Center for Cell Engineering at Memorial Sloan Kettering
Myovant Sciences	Switzerland	Takeda granted Myovant an exclusive, worldwide license (excluding Japan and certain other Asian countries) to relugolix (TAK-385) and an exclusive, worldwide license to MVT-602 (TAK-448).
National Cancer Center of Japan	Japan	Partnership agreement to develop basic research to clinical development by promoting exchanges among researchers, physicians, and others engaged in anti-cancer drug discovery and cancer biology research.
Noile-Immune Biotech	Japan	Collaboration agreement for the development of next generation CAR-T cell therapy, developed by Professor Koji Tamada at Yamaguchi University. Takeda has exclusive options to obtain licensing rights for the development and commercialization of Noile-Immune Biotech's pipeline and products resulting from this partnership. Due to the success of the collaboration, Takeda licensed NIB-102 and NIB-103.
Presage Biosciences	U.S.	Research collaboration and license for multiple programs using Presage’s proprietary platform CIVO to evaluate patients' unique responses to microdoses of cancer drugs.
Teva	Israel	Agreement for worldwide License to TEV-48573 (TAK-573) (modakafusp alfa, Anti-CD38-AttenukineTM) and multi-target discovery collaboration accessing Teva’s AttenukineTM platform.
Turnstone Biologics	U.S.	Collaboration to co-develop TAK-605 (RIVAL-01) (novel oncolytic virus expressing aCTLA4, IL12-mb, flt3L) via a worldwide partnership and also conduct collaborative discovery efforts to identify additional novel product candidates based on a Turnstone’s vaccinia virus platform.

Rare Genetics and Hematology

Partner	Country of incorporation	Subject
Asklepios Biopharmaceuticals	U.S.	Agreement for multiple research and development collaborations using FVIII Gene Therapy for the treatment of Hemophilia A and B.
BioMarin	U.S.
Agreement for the in-license of enabling technology for the exogenous replacement of iduronate-2-sulfatase with Idursulfase-IT in patients via direct delivery to the CNS for the long-term treatment of Hunter Syndrome in patients with cognitive impairment in order to slow progression of cognitive impairment (TAK-609).

Carmine Therapeutics	Singapore	Research collaboration agreement to discover, develop and commercialize transformative non-viral gene therapies for two rare disease targets using Carmine's REGENT(TM) technology, based on red blood cell extracellular vesicles.
Code Bio	U.S.	Collaboration and license agreement for Takeda and Code Bio to design and develop a targeted gene therapy leveraging Code Bio’s 3DNA platform for a liver-directed rare disease program, plus conduct additional studies for central nervous system-directed rare disease programs. Takeda has the right to exercise options for an exclusive license for four programs.
Codexis, Inc.	U.S.	Strategic collaboration and license for the research and development of novel gene therapies for certain disease indications, including the treatment of lysosomal storage disorders and blood factor deficiencies.
Ensoma	U.S.	Research collaboration and license provides Takeda with an exclusive worldwide license to Ensoma’s Engenious™ vectors for up to five rare disease indication.
Evox Therapeutics	U.K.	Collaboration for developing novel protein replacement and mRNA therapies and targeted delivery using Evox’s proprietary exosome technology. Partnership for up to five rare disease targets with Takeda assuming responsibility for its clinical development.
Evozyne	U.S.	Research collaboration and license agreement with Takeda to research and develop proteins that could be incorporated into next-generation gene therapies for up to four rare disease targets.
GlaxoSmithKline	U.K.	In-license agreement between GSK and University of Michigan for TAK-620 (maribavir) in the treatment of human cytomegalovirus.
JCR Pharmaceuticals	Japan
Exclusive collaboration and license agreement to commercialize TAK-141 (JR-141, pabinafusp alfa), applied with J-Brain Cargo®, JCR’s proprietary blood-brain barrier (BBB) penetration technology, for the treatment of Hunter syndrome (MPS II). Takeda will exclusively commercialize TAK-141 outside of the United States, including Canada, Europe, and other regions (excluding Japan and certain other Asia-Pacific countries). Takeda receives an option under a separate option agreement, which allows Takeda to acquire an exclusive license to commercialize TAK-141 in the U.S. upon completion of the Phase 3 program. In March 2022, Takeda and JCR has entered into new exclusive license and collaboration agreement to develop gene therapies that apply J-Brain Cargo® BBB penetration technology for lysosomal storage disorders (LSDs); Takeda has the option to nominate additional rare disease and other disease indications.

Immusoft	U.S.	Research collaboration and license option agreement to discover, develop and commercialize cell therapies in rare inherited metabolic disorders with central nervous system (CNS) manifestations and complications using Immusoft’s Immune System Programming (ISP™) technology platform.
Ipsen	France
Purchase agreement for the development of Obizur for the treatment of Acquired Hemophilia A including for patients with Congenital Hemophilia A with inhibitors indication in elective or emergency surgery.

KM Biologics	Japan	Agreement for the development collaboration of TAK-755 to overcome the ADAMTS13 deficiency in TTP.
Oak Hill Bio	UK
Multiple asset and license agreements with Oak Hill Bio, a rare disease therapeutics company. Takeda transfers multiple pre-clinical and clinical programs, including OHB-607 (formerly TAK-607) and OHB-101 (formerly TAK-752), to Oak Hill Bio in exchange for an upfront payment, an ownership stake in Oak Hill Bio and potential milestones and royalty payments.

Poseida Therapeutics	U.S.	Research collaboration and exclusive license agreement to utilize Poseida's piggyBac, Cas-CLOVER, biodegradable DNA and RNA nanoparticle delivery technology and other proprietary genetic engineering platforms for up to eight gene therapies. The collaboration will focus on developing non-viral in vivo gene therapy programs, including Poseida's Hemophilia A program.
Selecta Biosciences	U.S.	Research collaboration and license agreement to develop targeted, next-generation gene therapies for two indications within the field of lysosomal storage disorders using Selecta’s ImmTOR platform.
Xenetic Biosciences	U.S.	Exclusive R&D license agreement for PolyXen delivery technology for hemophilia factors VII, VIII, IX, X.

Neuroscience

Partner	Country of incorporation	Subject
Anima Biotech	U.S.	Strategic collaboration to discover and develop mRNA translation modulators for genetically-defined neurological diseases.
AstraZeneca	UK	Agreement for the joint development and commercialization of MEDI1341, an alpha-synuclein antibody currently in development as a potential treatment for Parkinson’s disease.
BridGene Biosciences	U.S.	Research collaboration to discover small molecule drugs for “undruggable” targets using BridGene’s chemoproteomics platform.
CNDAP (Cure Network Dolby Acceleration Partners)	U.S.	Research collaboration to develop small molecules targeting tau, a protein involved in Alzheimer’s disease and other major brain disorders.
Denali Therapeutics	U.S.
Strategic option and collaboration agreement to develop and commercialize up to three specified therapeutic product candidates for neurodegenerative diseases, incorporating Denali’s transport vehicle (TV) platform for increased exposure of biotherapeutic products in the brain; options exercised on DNL593/TAK-594 and DNL919/TAK-920 in Q3 FY2021.

Luxna Biotech	Japan	Exclusive worldwide license agreement for the use of Luxna’s breakthrough xeno nucleic acid technology for multiple undisclosed target genes in the area of neurological diseases.
Neurocrine Biosciences	U.S.	Collaboration to develop and commercialize 7 compounds in Takeda’s early-to-mid stage neuroscience pipeline, including TAK-041, TAK-653 and TAK-831. Takeda will be entitled to certain development milestones, commercial milestones and royalties on net sales and will, at certain development events, be able opt in or out of a 50:50 profit share on all clinical programs on an asset-by-asset basis.
PeptiDream	Japan	Collaborative research and exclusive license agreement to create peptide-drug conjugates (PDCs) for neuromuscular and neurodegenerative diseases.
Skyhawk Therapeutics	U.S.	Collaboration and licensing agreement to develop and commercialize RNA modulation therapies targeting neurodegenerative diseases.
StrideBio	U.S.	Collaboration and license agreement to develop in vivo adeno-associated viruses (AAV) based therapies for Friedreich’s Ataxia (FA) and two additional undisclosed targets.
Wave Life Sciences	Singapore	Multi-program option agreement to co-develop and co-commercialize antisense oligonucleotides for a range of neurological diseases.

Gastroenterology

Partner	Country of incorporation	Subject
Ambys Medicines	U.S.	Collaboration agreement for the application of novel modalities, including cell and gene therapy and gain-of-function drug therapy, to meet the urgent need for treatments that restore liver function and prevent the progression to liver failure across multiple liver diseases. Under the terms of the agreement, Takeda has an option to ex-U.S. commercialization rights for the first 4 products that reach an investigational new drug application.
Arcturus	U.S.	Collaboration agreement to develop RNA-based therapeutics for the treatment of non-alcoholic steatohepatitis and other gastrointestinal related disorders using Arcturus’ wholly-owned LUNAR™ lipid-mediated delivery systems and UNA Oligomer chemistry.
Arrowhead Pharmaceuticals	U.S.
Collaboration and licensing agreement to develop TAK-999 (ARO-AAT), a Phase 2 investigational RNA interference (RNAi) therapy in development to treat alpha-1 antitrypsin-associated liver disease (AATLD). ARO-AAT is a potential first-in-class therapy designed to reduce the production of mutant alpha-1 antitrypsin protein, the cause of AATLD progression.

Beacon Discovery	U.S.	Collaboration agreement for the G-protein coupled receptor drug discovery and development program to identify drug candidates for a range of gastrointestinal disorders. The agreement grants Takeda worldwide rights to develop, manufacture and commercialize products resulting from the collaboration.
Cerevance	U.S.	Multi-year research alliance to identify novel target proteins expressed in the central nervous system and to develop new therapies against them for certain GI disorders. Goal of the collaboration is to select, confirm and validate targets from gene expression data sets generated by Cerevance’s NETSseq technology.
COUR Pharmaceuticals	U.S.	Takeda has acquired an exclusive global license to develop and commercialize the investigational medicine TIMP-GLIA (TAK-101), an immune modifying nanoparticle containing gliadin proteins.
Engitix	U.K.
Collaboration and licensing agreement to utilize Engitix’s unique extracellular matrix discovery platform to identify and develop novel therapeutics for liver fibrosis and fibrostenotic inflammatory bowel disease, including Crohn’s disease and ulcerative colitis.

Enterome	France	Collaboration agreement to research and develop microbiome targets thought to play crucial roles in gastrointestinal disorders, including inflammatory bowel diseases (e.g. ulcerative colitis). The agreement includes a global license and co-development of EB8018/TAK-018 in Crohn’s disease.
Finch Therapeutics	U.S.	Global agreement to develop TAK-524, a live biotherapeutic product composed of cultured bacterial strains linked to favorable clinical outcomes in studies of microbiota transplantations in inflammatory bowel disease. Under the terms of the agreement, Takeda has the exclusive worldwide rights to develop and commercialize TAK-524 and rights to follow-on products in inflammatory bowel diseases. Following a contract amendment in August 2021, Takeda assumed sole responsibility for development of TAK-524, prior to the start of clinical development.
Genevant Sciences Corporation	U.S.	Collaboration and License Agreements to leverage Genevant’s hepatic stellate cell-partitioning LNP platform to deliver Takeda-designed RNAi oligonucleotides intended to halt or reverse the progression of liver fibrosis, and to deliver Takeda-designed non-viral gene therapies for the treatment of specified rare liver diseases.
NuBiyota	Canada	Collaboration and License Agreement for the development and commercialization of Microbial Ecosystem Therapeutic (MET) products for gastroenterology indications.
Mirum Pharmaceuticals	U.S.	Exclusive licensing agreement for the development and commercialization of maralixibat in Japan for Alagille syndrome (ALGS), progressive familial intrahepatic cholestasis (PFIC), and biliary atresia (BA).
Phathom Pharmaceuticals	U.S.	Takeda has granted a license to Phathom Pharmaceuticals for the development and exclusive commercialization rights to vonoprazan in the U.S., Europe and Canada in exchange for upfront cash and equity, as well as future cash milestones and royalties on net sales.
Sosei Heptares	UK
Collaboration and License agreement to leverage Sosei Heptares’s StaR® technology and structural biology expertise with GPCRs to enable structure based drug discovery to advance novel therapeutics for gastroenterology diseases.

Theravance Biopharma	U.S.	Global license, development and commercialization agreement for TAK-954, a selective 5-HT4 receptor agonist for motility disorders.
UCSD/Fortis Advisors	U.S.	Technology license for the development of oral budesonide formulation (TAK-721) for treatment of eosinophilic esophagitis.

Plasma Derived Therapies

Partner	Country of incorporation	Subject
Halozyme	U.S.	Agreement for the in-license of Halozyme’s proprietary ENHANZE™ platform technology to increase dispersion and absorption of HyQvia. Ongoing development work for a U.S. pediatric indication to treat primary immunodeficiencies and a Phase 3 indication in Chronic Inflammatory Demyelinating Polyradiculoneuropathy.
Kamada	Israel	In-license agreement to develop and commercialize IV Alpha-1 proteinase inhibitor (Glassia); Exclusive supply and distribution of Glassia in the U.S., Canada, Australia and New Zealand; work on post market commitments ongoing.
ProThera Biologics	U.S.	Global licensing agreement to develop a novel plasma-derived Inter-alpha Inhibitor Proteins (IAIP) therapy for the treatment of acute inflammatory conditions.
PreviPharma	EU	Research collaboration and option agreement to develop new targeted proteins

Vaccines

Partner	Country of incorporation	Subject
U.S. Government - The Biomedical Advanced Research and Development Authority (BARDA)	U.S.	Partnership to develop TAK-426, a Zika vaccine candidate, for the U.S. with the option to use data generated for filing also in affected regions around the world.
HilleVax, Inc.	U.S.	Collaboration with Frazier Healthcare Partners to launch HilleVax, Inc., a biopharmaceutical company to advance the development and commercialization of norovirus vaccine candidate HIL-214 (formerly TAK-214). HilleVax has exclusive global development rights and commercialization rights worldwide outside of Japan in exchange for upfront consideration, as well as future cash milestones and royalties on net sales (Takeda retains commercialization rights in Japan).
Novavax	U.S.
Partnership for the development, manufacturing and commercialization of Nuvaxovid Intramuscular Injection,Novavax’ COVID‑19 vaccine in Japan, which is being funded by the Government of Japan’s Ministry of Health, Labour and Welfare.(MHLW) and Agency for Medical Research and Development (AMED). Takeda finalized an agreement with the MHLW to supply 150 million doses of Nuvaxovid, the supply of which will be dependent on many factors, including need.

Moderna	U.S.
Three-way agreement with Moderna and the Government of Japan’s Ministry of Health Labour & Welfare (MHLW) to import and distribute Moderna’s COVID-19 vaccine, known as Spikevax Intermuscular Injection in Japan. The MHLW granted special approval for the primary series in May 2021 and regulatory approval for a 50 µg booster dose in December 2021. Takeda started importation of 93 million doses (50 µg booster dose) to Japan in 2022, in addition to the 50 million doses (100 µg) delivered in 2021.

Other / Multiple Therapeutic Area

Partner	Country of incorporation	Subject
Bridge Medicines	U.S.	Partnership with Tri-Institutional Therapeutics Discovery Institute, Bay City Capital and Deerfield Management in the establishment of Bridge Medicines. Bridge Medicines will give financial, operational and managerial support to move projects seamlessly from a validating, proof-of-concept study to an in-human clinical trial.
Center for iPS Cell Research Application, Kyoto University (CiRA)	Japan	Collaboration agreement for clinical applications of iPS cells in Takeda strategic areas including applications in neurosciences, oncology and GI as well as discovery efforts in additional areas of compelling iPSC translational science.
Charles River Laboratories	U.S.	Collaboration on multiple integrated programs across Takeda’s core therapeutic areas using Charles River Laboratories’ end-to-end drug discovery and safety assessment platform to progress these programs towards candidate status.
Evotec SE	Germany	Research alliance to support Takeda’s growing number of research stage gene therapy discovery programs. Evotec and Takeda have also entered into a multi-RNA target alliance to discover and develop RNA targeting small molecule therapeutics for targets that are difficult to address via more conventional approaches.
Massachusetts Institute of Technology	U.S.
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
Agreement and license for Takeda to access Twist’s “Library of Libraries,” a panel of synthetic antibody phage display libraries derived only from sequences that exist in the human body. Together, the companies will work to discover, validate and optimize new antibody candidates.

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
The following table shows the principal sources of competition for our main products:

Our product	Principal competing product	Primary manufacturer or distributor
GI:
DEXILANT, PANTOPRAZOLE (Protonix)	generic lansoprazole, esomeprazole	—
ENTYVIO	Remicade Humira Stelara	Janssen Biotech Abbvie Janssen Biotech
	Xeljanz	Pfizer
	Infliximab biosimilars	Amgen, Pfizer, Organon
	Adalimumab biosimilars	Various
TAKECAB	Nexium generic lansoprazole, omeprazole	AstraZeneca —
GATTEX/REVESTIVE	Zorbtive	EMD/Serono
ALOFISEL	Autologous tissue, chronic seton usage	—
	Remicade	Janssen Biotech
	Infliximab biosimilars	Amgen, Pfizer, Organon
Rare Diseases:
ADVATE and ADYNOVATE	Xyntha/Refacto AF	Pfizer and Sobi
	Kogenate	Bayer
	Kovaltry	Bayer
	Eloctate/Elocta	Sanofi and Sobi
	Novoeight	Novo Nordisk
	Nuwiq	Octapharma
	Afstyla	CSL
	Jivi	Bayer
	Esperoct	Novo Nordisk
	Hemlibra	Roche
FEIBA	Hemlibra	Roche
	Novo 7	Novo Nordisk
TAKHZYRO	Ruconest Generic Icatibant Haegarda Berinert Orladeyo	Pharming — CSL CSL BioCryst
REPLAGAL	Fabrazyme Galafold Fabagal	Sanofi Genzyme Amicus Isu Abxis
VPRIV	Cerezyme Elelyso/uplyso Zavesca Cerdelga Abcertin	Sanofi Genzyme Pfizer/Protalix Actelion [Janssen] Sanofi Genzyme Isu Abxis

Our product	Principal competing product	Primary manufacturer or distributor
ELAPRASE	Hunterase IZCARGO	Korean Green Cross JCR Pharmaceuticals
PDT
GAMMAGARD LIQUID/KIOVIG, GAMMAGARD S/D	Privigen	CSL
	Gamunex-C	Grifols
	Flebogamma	Grifols
	Asceniv	ADMA
	Bivigam	ADMA
	Gammaked	Kedrion
	Gammaplex	BPL
	Octagam	Octapharma
	Panzyga	Octapharma
GAMMAGARD LIQUID, HYQVIA, CUVITRU	Hizentra	CSL
	Xembify	Grifols
	Gamunex-C	Grifols
	Cutaquig/Gammanorm	Octapharma
FLEXBUMIN and HUMAN ALBUMIN	Alburex/AlbuRx	CSL
	Albuminar, Albumex	CSL
	Plasbumin	Grifols
	Albutein/Albutein Flexbag	Grifols
	Albunorm	Octapharma
	Kedbumin, Albuked	Kedrion
Oncology:
ADCETRIS	Keytruda	Merck/MSD
	Opdivo	Bristol-Myers Squibb
ALUNBRIG	Xalkori Zykadia Alecensa Lorbrena	Pfizer Novartis Roche Pfizer
ICLUSIG	Gleevec Tasigna Sprycel Bosulif	Novartis Novartis Bristol-Myers Squibb Pfizer
LEUPRORELIN (LEUPLIN)	Zoladex generic leuprorelin	AstraZeneca —
NINLARO, VELCADE	Revlimid Pomalyst/Imnovid Kyprolis Darzalex Empliciti Xpovio Sarclisa Papexto Abecma	Bristol-Myers Squibb Bristol-Myers Squibb Amgen Janssen Biotech Bristol-Myers Squibb Karyopharm Sanofi Oncopeptide Bristol-Myers Squibb
Neuroscience:
TRINTELLIX
Viibryd
Fetzima
Generics: Amitriptyline, amoxapine, bupropion, citalopram, clomipramine, desipramine, desvenlafaxine, doxepin, duloxetine, esketamine, escitalopram, fluoxetine, fluvoxamine, imipramine, maprotiline, mirtazapine, nefazodone, nomifensine, nortriptyline, nefazodone, paroxetine, protriptyline, sertraline, trazodone, trimipramine, venlafaxine
AbbVie AbbVie Various

Our product	Principal competing product	Primary manufacturer or distributor
VYVANSE	generic mixed salts of a single-entity amphetamine product: –Adderall IR	Various
generic mixed salts of a single-entity amphetamine product, extended release:
	–Adderall XR	Various
	–Dyanavel XR	Tris Pharma
	–Azstarys	Corium
generic methylphenidate, extended release:
	–Concerta	Various
	–Jornay PM	Ironshore Pharmaceuticals
	–Adhansia XR	Adlon Therapeutics
	–Quillivant XR	Tris Pharma
Non-stimulants:
	–Strattera (atomoxetine)	Various
–Intuniv (guanfacine)
–Kapvay (clonidine)
	–Qelbree (viloxazine)	Supernus
Other:
AZILVA	generic candesartan, olmesartan	—
LOTRIGA	Epadel	Mochida
	Parmodia	KOWA
	Epadel Gx	—
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
The introduction of new pharmaceutical products generally entails a lengthy approval process. Products must be authorized or registered prior to marketing, and such authorization or registration must subsequently be maintained. In recent years, the registration process has required increased testing and documentation for the approval of new drugs, with a corresponding increase in the expense of introducing a new product to market. To register a pharmaceutical product, a registration dossier containing evidence establishing the safety, efficacy and quality of the product must be submitted to regulatory authorities. Generally, a therapeutic product must be registered in each country in which it will be sold. It is possible that a drug can be registered and marketed in one country while the registration authority in another country may, prior to registration, request additional information from the pharmaceutical company or even reject the product. It is also possible that a drug may be approved for different indications in different countries. The registration process generally takes between six months to several years, depending on the country, the quality of the data submitted, the efficiency of the registration authority’s procedures and the nature of the product. Many countries provide for accelerated processing of registration applications for innovative products of therapeutic interest. In recent years, efforts have been made among the U.S., Japan and the EU to harmonize registration requirements to achieve shorter development and registration times for medical products.
United States
In the U.S., applications for drug registration are submitted to and reviewed by the FDA, which regulates the testing, manufacturing, labeling and approval for marketing of pharmaceutical products intended for commercialization. The FDA continues to monitor the safety of pharmaceutical products after they have been approved for sale in the U.S. market. When a pharmaceutical company has gathered data to demonstrate a drug’s safety, efficacy and quality, it may file for the drug an NDA or Biologics License Application (“BLA”), along with information regarding the clinical experiences of patients tested in the drug’s clinical trials. A supplemental New Drug Application ("sNDA") or supplemental Biologics License Application (“sBLA”) must be filed for new indications for a previously approved drug.
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
While the Hatch-Waxman Act addresses the development and approval of generic drugs, the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”), enacted in the Affordable Care Act (the “ACA”) amended the Public Health Service Act (the “PHS Act”) to create an abbreviated licensure pathway for biological products that are demonstrated to be “biosimilar” to, or “interchangeable”, with an FDA-licensed reference product. BPCIA allows for approval of a biosimilar if it is “highly similar” and has no clinically meaningful differences from its approved and existing biological product. Furthermore, as codified in the 2016 Physician Fee Schedule Final Rule, effective January 1, 2016, the physician reimbursement amount for a biosimilar is based on the average sales price (the “ASP”) of all National Drug Codes (the “NDCs”) assigned to the biosimilars included within the same billing and payment code. In general, this meant that CMS grouped biosimilar products that were licensed with a common reference product with the same payment limit and HCPCS code. However, effective January 1, 2018 under the 2018 Physician Fee Schedule Final Rule, newly approved biosimilar biological products with a common reference product were no longer grouped into the same billing code. Instead, biosimilars are separately coded and paid for under Medicare Part B.
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
Applications for the approval of new products are made through the PMDA. The clinical trial data and other pertinent data must be attached to the application for approval. If the drugs, medical devices or regenerative medical products under application are of types designated by ministerial ordinance of the MHLW, the attached data mentioned above must be obtained in compliance with the standards established by the Minister, such as the Good Laboratory Practice (the “GLP”) and the Good Clinical Practice (the “GCP”). Once an application for approval is submitted, a review team is formed, which consists of specialized officials of the PMDA, including experts on chemistry/manufacturing, non-clinical, clinical, and biostatistics. Team evaluation results are passed to the PMDA’s external experts, who then report back to the PMDA. After a further team evaluation, a report is provided to the Minister; the Minister makes a final determination for approval and refers this to the Council on Drugs and Foods Sanitation, which then advises the MHLW on final approvability. Marketing and distribution approvals require a review to determine whether or not the product in the application is suitable as a drug to be manufactured and distributed with which a manufacturing and distribution business license for the type of drug concerned has been obtained, and to confirm that the product has been manufactured in a plant compliant with the GMP.
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
Under the Centralized Procedure, applications are made to the EMA for an authorization which is valid throughout the EU. The Centralized Procedure is mandatory for all biotechnology products and for new chemical entities in cancer, neurodegenerative disorders, diabetes, AIDS, autoimmune diseases or other immune dysfunctions, and optional for other new chemical entities or innovative medicinal products or if in the interest of public health. When a pharmaceutical company has gathered data which it believes sufficiently demonstrates a drug’s safety, efficacy, and quality, then the company may submit an application to the EMA. The EMA then receives and validates the application, and the Committee for Medicinal Products for Human Use (the “CHMP”) appoints a Rapporteur and Co-Rapporteur to lead review of the dossier. The entire review cycle must be completed within 210 days, although there is a “clock stop” at day 120, which allows the company to respond to questions set forth in the Rapporteur and Co-Rapporteur’s Assessment Report. After the company’s complete response is submitted to the EMA, the clock restarts on day 121. If there are further aspects of the dossier requiring clarification, the EMA will then request an Oral Explanation on day 180, in which case the sponsor must appear before the CHMP to provide the requested additional information. On day 210, the CHMP will then take a vote to recommend the approval or non-approval of the application. The final decision under this Centralized Procedure is a European Community decision which is binding in its entirety on all EU Member States. This decision occurs on average 60 days after a positive CHMP recommendation. In the case of a negative opinion, a written request for re-examination of the opinion can be made by the applicant within a time limit of 15 days from the date of the opinion. The detailed grounds for re-examination must be submitted to the EMA within 60 days from the date of the opinion. In the EU, biosimilars are approved under a specialized pathway of the centralized procedure. Similar to the pathway in the U.S., applicants seek and obtain regulatory approval for a biosimilar once the data exclusivity period for the original reference product has expired relying in part on the data submitted for the original reference product together with data evidencing that the biosimilar is “highly similar” in terms of quality, safety and efficacy to the original reference product authorized in the European Economic Area.
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
Commercial Managed Care
    Payers negotiate rebates to reduce the pricing of products, and use formularies to encourage members to utilize preferred products to manage their costs. Exclusion from a formulary, or a disfavored formulary position, can directly reduce product usage. Consolidation of payers, pharmacy benefit managers and specialty pharmacies has resulted, and may continue to result, in increasing rebates and other discounts due to the purchasing power of the consolidated entities. Copay assistance to help patients afford their prescribed drugs may also affect product usage. In recent years, some states such as California and Massachusetts, have passed legislation that limits the use of manufacturer sponsored copay assistance programs, and some payers have limited manufacturer copay assistance benefits to patients.
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
Japan
    In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”), a price list published by the MHLW. The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been previously subject to revisions based on the actual prices at which the pharmaceutical products are purchased by medical institutions in Japan, and the average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program. As part of these initiatives, the annual NHI price list revision was introduced in April 2021, which could lead to more frequent downward price revisions. The government is also addressing the efficient use of drugs, including the further promotion of generic use that slightly fell short of a target of 80% penetration by volume by September 2020 with respect to products for which market exclusivity has expired. In addition, products on the NHI price list nominated based on pre-defined criteria, such as innovativeness and the financial impact, are subject to a cost-effectiveness evaluation under MHLW rules, and subject to price adjustments depending on the outcome of this evaluation.
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
Other
Many other countries around the world are also taking steps to control prescription drug prices. For example, in 2017, China organized national price negotiations for certain products directly linked to national drug reimbursement, which will apply nationwide both in public and military hospitals. Drug prices in China may further decline due to a stated national policy of reducing healthcare costs, including continued strategic initiatives specifically designed to reduce drug prices. Canada has proposed amendments to its Patented Medicines Regulations that could reduce prices for specialty medicines, such as biologics and medicines for rare diseases. Furthermore, certain other countries also utilize a tendering process to control prescription drugs, in which Takeda often participates.
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
As of March 31, 2022, the net book values of the buildings and structures, machinery and vehicles, tools, furniture and fixtures and land we owned were 944.5 billion JPY, 340.7 billion JPY, 44.4 billion JPY and 98.2 billion JPY, respectively. We own the majority of our facilities, none of which are subject to any material encumbrances.
The following table describes our major facilities as of March 31, 2022:

Group company	Location	Use of facility	Land Area (in square meter)
Takeda Pharmaceutical Company Limited	Chuo-ku,Tokyo, Japan	Global Headquarters (Administrative and sales)	16,052
Takeda Pharmaceutical Company Limited	Chuo-ku, Osaka, Japan	Head Office(1) (Administrative and sales)	404,295
Takeda Pharmaceutical Company Limited	Yodogawa- ku, Osaka, Japan	Production, research and development	163,403
Takeda Pharmaceutical Company Limited	Hikari-shi, Yamaguchi, Japan	Production, research and development	1,011,061
Takeda Pharmaceutical Company Limited	Fujisawa-shi, Kanagawa, Japan	Research and development	21,009
Baxalta US Inc.	Covington, GA, U.S.	Production, others	507,617
Millennium Pharmaceuticals, Inc.	Cambridge, MA, U.S.	Research and development, others	144,649
Shire Human Genetic Therapies, Inc	Lexington, MA, U.S.	Production, others	393,796
BioLife Plasma Services LP	Bannockburn, IL, U.S.	Production, others	412,366
Takeda Manufacturing Austria AG	Vienna, Austria	Production, others	368,551
Baxalta Belgium Manufacturing S.A.	Lessines, Belgium	Production, others	135,538
Baxalta Manufacturing S.a.r.l.	Neuchatel, Switzerland	Production, others	87,040
Takeda Ireland Limited	Kilruddery, Ireland	Production, others	202,679
Takeda Manufacturing Singapore Pte. Ltd.	Singapore	Production, others	—
Takeda Manufacturing Italia S.p.A.	Rome, Italy	Production, others	106,000
Takeda GmbH	Konstanz, Germany	Production, others	—
____________
Note:
(1)Global Headquarters and Head Office mainly consist of buildings, accompanying facilities and lands (includes dormitory and company housing, etc.).
In November 2016, we started construction of a plant in Singen, Germany, which will be dedicated to the manufacturing for our dengue vaccine candidate (TAK-003). We expect this construction to be completed in March 2024 and our total investment in this construction to amount to 28.7 billion JPY. As of March 31, 2022, the total amount paid on this construction was 25.3 billion JPY.
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
Our business is organized as a single operating segment, reflecting the presentation of information to our management for the purposes of allocating resources, measuring performance and forecasting future periods. For the fiscal year ended March 31, 2022, our revenue and operating profit were 3,569.0 billion JPY and 460.8 billion JPY, respectively.
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
The acquisition of Shire significantly changed our business through, among other things, the significant expansion of our product portfolio and geographic presence. Our results have been significantly impacted by the Shire Acquisition with an increase to our revenues, and associated costs, and the impact of the acquisition including incremental amortization expenses related to the acquired intangible assets, incremental cost of sales resulting from the unwinding of the inventory fair value step up, the interest expense associated with the borrowings used to fund the acquisition, and the costs incurred to integrate the business.
As a result of our acquisitions, and the impacts described above, our results year over year may not be comparable.

Divestitures
In addition to acquisitions, we divested from businesses and product lines to maintain our focus on our key growth drivers and provide additional cash flow to accelerate the repayment of debts. The following are major divestitures completed or announced in the fiscal years ended March 31, 2020, 2021, 2022 and through the issuance of this annual report.
•In July 2019, we completed the sale of XIIDRA (lifitegrast ophthalmic solution 5%) to Novartis AG for a sales price of 3,400 million USD or 375.5 billion JPY and up to additional 1,900 million USD or 232.2 billion JPY(1), in potential milestone receipts. The amount recognized in the consolidated statements of profit or loss as a result of the sale was immaterial.
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
•In March 2021, we completed the sale of a portfolio of select products to Orifarm Group for a sales price of 505 million USD or 55.8 billion JPY in cash at closing and approximately 70 million USD or 8.6 billion JPY(1) in non-contingent cash to be paid within four years post-closing. In addition, we may receive up to an additional 95 million USD or 11.6 billion JPY(1) in potential milestone receipts. Further, a gain of 14.7 billion JPY was recognized in the fiscal year ended March 31, 2021.
•In March 2021, we completed the sale of Takeda Consumer Healthcare Company Limited to Oscar A-Co KK, a company controlled by funds managed by The Blackstone Group Inc. and its affiliates for a total value of 242.0 billion JPY and a gain of 139.5 billion JPY was recognized in the fiscal year ended March 31, 2021.
•In April 2021, we completed the asset transfer associated with a portfolio of select non-core products in Japan to Teijin Pharma Limited for a total value of 133.0 billion JPY. The transaction had a favorable impact of 131.4 billion JPY on profit (loss) before income tax for the fiscal year ended March 31, 2022.
•In March 2022, we completed the sale of a portfolio of non-core prescription pharmaceutical products sold in China to Hasten Biopharmaceutic Co., Ltd. (China) for a total value of 230 million USD or 28.1 billion JPY(1) and a gain of 5.6 billion JPY was recognized in the fiscal year ended March 31, 2022.
____________
Note:
(1)Calculated using the Japanese yen—U.S. dollar exchange rate of 122.2 JPY as of March 31, 2022.
Patent Protection and Generic Competition
    For pharmaceutical products, in particular, patent protection and/or regulatory exclusivity benefit our results of operations by restricting competition. Newly introduced products, particularly those which treat conditions for which alternative treatments may not be readily available, may significantly contribute to sales. However, even protected products must compete with products of other manufacturers based on efficacy, lack of adverse reactions and price. On the other hand, the loss or expiration of patent protection or regulatory exclusivity with respect to any of our principal products could have a material adverse effect on our results of operations, as generic products, which tend to be quickly adopted once introduced, may enter the market. Some of our principal products face, or are expected to face, considerable competition due to the expiration of patent or other intellectual property protection. For example, following the expiration of patent protection over bortezomib, the active ingredient in VELCADE, one of our largest selling products in the U.S., a competing bortezomib-containing product has been introduced. This is expected to lead to a decrease in sales of VELCADE, and further entry of competing products could result in substantial additional declines. In certain cases, generic competitors may successfully challenge the validity of patents, or the manufacturer may decide that the benefits of prematurely launching the generic drug “at risk” outweigh the costs of defending infringement litigation. In situations where the validity of patents or the value of the protection is challenged, we may record impairment losses with respect to the relevant intangible property.

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
Foreign Exchange Fluctuations
In the fiscal year ended March 31, 2021 and 2022, 82.5% and 81.5% of our revenue were from outside of Japan. Changes in foreign exchange rates, particularly for the U.S. dollar and the euro, relative to the yen, which is our reporting currency, will impact our revenues and expenses. When the yen weakens against other currencies, our revenues attributable to such other currencies increase, having a positive impact on our results of operations, which may be offset by increased expenses denominated in such currencies. Conversely, when the yen strengthens against other currencies, our revenues attributable to such currencies decrease, having a negative impact on our results of operations, which may be offset by decreased expenses denominated in such currencies. The following shows revenue at constant exchange rates for the year ended for the year ended March 31, 2021 as compared to revenue for the year ended March 31, 2020 and March 31, 2022 as compared to revenue for the year ended March 31, 2021.

	For the fiscal year ended March 31,
	2020	2021	Change versus the previous year
	(billions of yen, except percentages)
Revenue	¥3,291.2	¥3,197.8	¥(93.4)	(2.8)%
Effect of exchange rates		77.2
Revenue at constant exchange rates	3,291.2	3,275.0	(16.2)	(0.5)%

	For the fiscal year ended March 31,
	2021	2022	Change versus the previous year
	(billions of yen, except percentages)
Revenue	¥3,197.8	¥3,569.0	¥371.2	11.6%
Effect of exchange rates		(169.1)
Revenue at constant exchange rates	3,197.8	3,399.9	202.1	6.3%
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
For a given fiscal year, revenue at constant exchange rates is defined as revenue calculated by translating revenue of the current fiscal year using corresponding exchange rates of the previous fiscal year. The usefulness of this presentation has significant limitations including, but not limited to, that while revenue at constant exchange rates is calculated using the same exchange rates used to calculate revenue as presented under IFRS for the previous fiscal year, this does not necessarily mean that the transactions entered into during the relevant fiscal year could have been entered into or would have been recorded at the same exchange rates. Moreover, other companies in our industry using similarly titled measures may define and calculate those measures differently than we do, and therefore such measures may not be directly comparable. Accordingly, revenue at constant exchange rates should not be considered in isolation and is not, and should be viewed as, a substitute for revenue as prepared and presented in accordance with IFRS.
To mitigate the risk exposed by foreign exchange fluctuations, we utilize certain hedging measures with respect to some of our significant foreign currency transactions, primarily forward exchange contracts, currency swaps and currency options for individually significant foreign currency transactions.
Periodic Trends
Our revenues were lower in the fourth quarter of each of the fiscal years ended March 31, 2020, 2021, and 2022 partially due to the tendency of wholesalers to increase purchases ahead of the New Year holidays across the region, annual price increases and the reset of annual insurance deductibles in the US at the start of the calendar year.

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
Takeda also generates revenue in the form of royalty payments, upfront payments, and milestone payments from the out-licensing and sale of intellectual property (“IP”). Royalty revenue earned through a license is recognized when the underlying sales have occurred. Revenue from upfront payment is generally recognized when Takeda provides a right to use IP. Revenue from milestone payments is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and a significant reversal in the amount of revenue recognized will not occur. Revenue from other services such as R&D of therapeutic candidates that are out-licensed is recognized over the service period.
Takeda generally receives payments from customers within 60 days after entering into out-licensing contracts or confirmation by customers that conditions for the milestone payments are met. Takeda licenses its own intellectual property rights to customers and performs those transactions as a principal. Takeda also provides other services as a principal or an agent.
Impairment of Goodwill and Intangible Assets
We review goodwill and intangible assets for impairment whenever events or changes in circumstance indicate that the asset’s balance sheet carrying amount may not be recoverable. Goodwill and intangible assets that are currently not amortized are tested for impairment annually and whenever there is any indication of impairment. As of March 31, 2022, we have 4,407.7 billion JPY of goodwill and 3,818.5 billion JPY of intangible assets which in aggregate represent 62.4% of our total assets.
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
Goodwill and intangible assets are generally considered impaired when their balance sheet carrying amount exceeds their estimated recoverable amount. The recoverable amount of an intangible asset is estimated for each individual asset or at the larger cash generating unit (CGU) level when cash is generated in combination with other assets. Our cash generating units or group of cash generating units are identified based on the smallest identifiable group of assets that generate independent cash inflows. Goodwill is tested for impairment at the single operating segment level (one CGU), which is the level at which goodwill is monitored for internal management purposes. The estimation of the recoverable value requires us to make a number of assumptions including:
•amount and timing of projected future cash flows;
•behavior of competitors (launch of competing products, marketing initiatives, etc.);
•probability of obtaining regulatory approvals;
•future tax rates;
•terminal growth rate; and
•discount rates.
The significant assumptions used in estimating the amount and timing of future cash flows are the probability of technical and regulatory success related to IPR&D projects and the sales forecast of the products. The sales forecast related to certain products is one of the significant assumptions used in estimating the recoverable amount of goodwill. Events that may result in a change in the assumptions include IPR&D projects that are not successfully developed, fail during development, are abandoned or subject to significant delay or do not receive the relevant regulatory approvals, and/or lower sales projections of certain commercially marketed products typically due to launch of newly competing products, and supply constraints. If these events were to occur, we may not recover the value of the initial or subsequent R&D investments made subsequent to acquisition of the asset project nor realize the future cash flows that we have estimated.
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
These and other contingencies are, by their nature, uncertain and based upon complex judgments and probabilities. The factors we consider in developing our provision for litigation and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we record a provision for product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs based primarily on historical claims experience and data regarding product usage. In cases we may become involved in significant legal proceedings for which it is not possible to make a reliable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings, no provision is recognized for such cases. We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial condition of the insurers, and the possibility of and length of time for collection. Any provision and the related estimated insurance recoverable have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated statements of financial position. As of March 31, 2022, we have a provision of 42.9 billion JPY for outstanding legal cases and other disputes.
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
We also assess our deferred tax assets to determine the realizable amount at the end of each period. In assessing the recoverability of deferred tax assets, we consider the scheduled reversal of taxable temporary differences, projected future taxable profits, and tax planning strategies. Future taxable profits according to profitability are estimated based on our business plan. The change in judgment upon determining the revenue forecast used for our business plan could have a significant impact on the amount of the deferred tax assets to be recognized. Based on the level of historical taxable profits and projected future taxable profits during the periods in which the temporary differences become deductible, we determine the amount the tax benefits we believe are realizable. As of March 31, 2022, we had unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized of 1,729.8 billion JPY, 240.9 billion JPY, and 10.0 billion JPY, respectively. A change in our estimates and assumptions in future periods could have a significant impact on our income tax provision.
Restructuring Costs
We incur restructuring costs associated with planned initiatives to reduce our costs or in connection with the integration of our acquisitions. Our most significant restructuring costs are severance payments. We establish a provision for restructuring costs when we have developed a detailed formal plan for the restructuring. The recognition of restructuring provision requires estimates including timing of payments and the number of individuals impacted by the restructuring. As a result of these estimates, the actual restructuring costs may differ from our estimates.
As of March 31, 2022, we have a provision of 13.4 billion JPY for restructuring costs. See Note 23 to our audited consolidated financial statements for a further description of our restructuring provisions and the change between periods.

Results of Operations
The following table provides selected consolidated statements of profit or loss information for the years ended March 31, 2020, 2021 and 2022.

	For the fiscal year ended March 31,
	2020	2021	2022
	(billions of yen)
Revenue	¥3,291.2	¥3,197.8	¥3,569.0
Cost of sales	(1,089.8)	(994.3)	(1,106.8)
Selling, general and administrative expenses	(964.7)	(875.7)	(886.4)
Research and development expenses	(492.4)	(455.8)	(526.1)
Amortization and impairment losses on intangible assets associated with products	(455.4)	(421.9)	(472.9)
Other operating income	60.2	318.0	43.1
Other operating expenses	(248.7)	(258.9)	(159.1)
Operating profit	100.4	509.3	460.8
Finance income	27.8	105.5	23.7
Finance expenses	(165.0)	(248.6)	(166.6)
Share of profit (loss) of investments accounted for using the equity method	(24.0)	0.1	(15.4)
Profit (loss) before tax	(60.8)	366.2	302.6
Income tax (expenses) benefit	105.0	9.9	(72.4)
Net profit for the year	¥44.3	¥376.2	¥230.2
Fiscal Year Ended March 31, 2022 compared with the Fiscal Year Ended March 31, 2021
Revenue. Revenue for the fiscal year ended March 31, 2022 was 3,569.0 billion JPY, an increase of 371.2 billion JPY, or 11.6%, compared to the previous fiscal year. Excluding the impact from fluctuations in foreign exchange rates, which was calculated by translating revenue of the fiscal year ended March 31, 2022, using corresponding exchange rates in the previous fiscal year, the increase in revenue was 6.3%. In April 2021, Takeda completed the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue and accounted for 4.2 percentage points (“pp”) of the increase in revenue. Excluding this selling price from revenue for the fiscal year ended March 31, 2022, the increase was 7.4%.
Revenue of our core therapeutic areas in the business (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) increased by 321.1 billion JPY, or 12.2%, compared to the previous fiscal year to 2,944.9 billion JPY. Each of our core therapeutic areas contributed to positive revenue growth; however, Rare Diseases would have declined if not for the positive impact of the depreciation of the yen. Intensified competition impacted some products in this area, especially treatments for Rare Hematology. Although the impact of the global spread of COVID-19 did not have a material effect on our overall consolidated revenue for the fiscal year ended March 31, 2022, we have experienced some disruption to certain products in the second half of the fiscal year due to the spread of the Omicron variant, including shipping delays and fewer diagnostic procedures.
Revenue outside of our core therapeutic areas increased by 50.1 billion JPY, or 8.7%, compared to the previous fiscal year to 624.1 billion JPY, due to the 133.0 billion JPY selling price of the diabetes portfolio in Japan and other increases including revenue from distributing Moderna’s COVID-19 vaccine, SPIKEVAX Intramuscular Injection, in Japan, offsetting the impact from prior divestitures.

The following shows revenue by geographic region:

	For the fiscal year ended March 31,
	2021		2022
	(billions of yen, percentages are the proportion to total revenue)
Revenue:
Japan(1)	¥559.7	17.5%	¥659.0	18.5%
United States	1,567.9	49.0	1,714.4	48.0
Europe and Canada	666.2	20.8	739.2	20.7
Asia (excluding Japan)	156.2	4.9	197.0	5.5
Latin America	121.6	3.8	128.5	3.6
Russia/CIS	57.6	1.8	62.1	1.7
Other(2)	68.5	2.1	68.9	1.9
Total	¥3,197.8	100.0%	¥3,569.0	100.0%
_____________
Notes:
(1)    The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the fiscal year ended March 31, 2022.
(2)    Other includes the Middle East, Oceania and Africa.
We rely on certain key prescription drug products to generate a significant portion of our revenue. The following table provides revenue for such key products by therapeutic area.

	For the Year Ended March 31,
	2021	2022	Change versus the previous year
	(billions of yen, except for percentages)
Gastroenterology:
ENTYVIO	¥429.3	¥521.8	¥92.5	21.5%
TAKECAB-F (1)	84.8	102.4	17.6	20.7
GATTEX/REVESTIVE	64.6	75.8	11.2	17.3
DEXILANT	55.6	50.8	(4.8)	(8.7)
PANTOLOC/CONTROLOC (2)	43.1	40.3	(2.8)	(6.6)
ALOFISEL	0.8	1.8	1.1	135.1
Others	99.7	82.9	(16.8)	(16.8)
Total Gastroenterology	777.8	875.7	97.9	12.6
Rare Diseases:
Rare Metabolic:
ELAPRASE	68.8	73.1	4.3	6.3
REPLAGAL	51.8	51.7	(0.0)	(0.1)
VPRIV	38.5	42.4	3.9	10.1
NATPARA/NATPAR	3.6	5.4	1.8	50.7
Total Rare Metabolic	162.6	172.6	10.0	6.1
Rare Hematology:
ADVATE	128.5	118.5	(10.0)	(7.8)
ADYNOVATE/ADYNOVI	58.1	60.7	2.7	4.6
FEIBA	44.5	39.2	(5.3)	(12.0)
RECOMBINATE	13.4	12.3	(1.1)	(8.2)
Others	45.3	53.0	7.7	17.0
Total Rare Hematology	289.8	283.7	(6.1)	(2.1)

Hereditary Angioedema:
TAKHZYRO	86.7	103.2	16.5	19.1
FIRAZYR	26.8	26.7	(0.1)	(0.5)
Others	25.8	23.7	(2.1)	(8.3)
Total Hereditary Angioedema	139.3	153.6	14.3	10.2
Others	—	1.3	1.3	ー
Total Rare Diseases	591.7	611.2	19.5	3.3
PDT Immunology:
immunoglobulin	334.9	385.9	51.0	15.2
albumin	57.6	90.0	32.5	56.4
Others	27.9	31.1	3.1	11.2
Total PDT Immunology	420.4	507.0	86.6	20.6
Oncology:
VELCADE	101.1	110.0	8.9	8.8
LEUPLIN/ENANTONE	95.4	106.5	11.1	11.6
NINLARO	87.4	91.2	3.8	4.4
ADCETRIS	59.4	69.2	9.8	16.4
ICLUSIG	34.2	34.9	0.7	1.9
ALUNBRIG	8.8	13.6	4.8	54.9
Others	30.2	43.3	13.1	43.4
Total Oncology	416.5	468.7	52.2	12.5
Neuroscience:
VYVANSE/ELVANSE	271.5	327.1	55.5	20.4
TRINTELLIX	68.9	82.3	13.4	19.5
Others	76.9	72.9	(4.0)	(5.2)
Total Neuroscience	417.3	482.3	65.0	15.6
Other:
AZILVA-F (1)	82.2	76.3	(5.9)	(7.2)
LOTRIGA	31.8	32.7	0.9	2.9
Others (3)	460.1	515.2	55.1	12.0
Total Other	574.1	624.2	50.1	8.7
Total	¥3,197.8	¥3,569.0	¥371.2	11.6%
____________
Notes:
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole
(3) The figure for the years ended March 31, 2021 includes the revenue of Takeda Consumer Healthcare Company Limited, which was divested on March 31, 2021.
The figure for the year ended March 31, 2022 includes the 133.0 billion JPY selling price on sales of four diabetes products (NESINA, LIOVEL, INISYNC and ZAFATEK) in Japan to Teijin Pharma Limited, which was divested on April 1, 2021.
Year-on-year change in revenue for this fiscal year in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 875.7 billion JPY, a year-on-year increase of 97.9 billion JPY, or 12.6%. Growth was driven by Takeda's top-selling product ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), with sales of 521.8 billion JPY, a year-on-year increase of 92.5 billion JPY, or 21.5%. Sales in the U.S. increased by 55.2 billion JPY, or 18.8%, to 349.5 billion JPY driven by increases in the first line biologic inflammatory bowel disease (“IBD”) population both in UC and CD. Sales in Europe and Canada increased by 27.0 billion JPY, or 24.8%, to 136.0 billion JPY. In Growth and Emerging Markets, sales increased by 7.8 billion JPY, or 45.7%, to 25.0 billion JPY, primarily driven by increased sales in Brazil and China. Sales of TAKECAB (for acid-related diseases) were 102.4 billion JPY, an increase of 17.6 billion JPY, or 20.7%, versus the previous fiscal year. This increase was mainly driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 75.8 billion JPY, an increase of 11.2 billion JPY, or 17.3%, primarily due to increased market penetration and new country launches including Japan. Sales of AMITIZA (for chronic constipation), included in Others, decreased by 14.8 billion JPY, or 69.6%, to 6.5 billion JPY, due to generic entrants in the U.S. in January 2021.
•Rare Diseases. In Rare Diseases, revenue was 611.2 billion JPY, a year-on-year increase of 19.5 billion JPY, or 3.3%.
Revenue in Rare Metabolic increased by 10.0 billion JPY, or 6.1%, compared to the previous fiscal year to 172.6 billion JPY. Sales of enzyme replacement therapies ELAPRASE (for Hunter syndrome) and VPRIV (for Gaucher diseases) increased primarily in Europe and Growth and Emerging Markets, and in the U.S., Europe and Growth and Emerging Markets, respectively.
Revenue in Rare Hematology decreased by 6.1 billion JPY, or 2.1%, to 283.7 billion JPY. Sales of ADVATE decreased by 10.0 billion JPY, or 7.8%, to 118.5 billion JPY. Sales of ADYNOVATE/ADYNOVI increased by 2.7 billion JPY, or 4.6%, to 60.7 billion JPY. Both products were impacted by the competitive landscape in the hemophilia A non-inhibitors market in the U.S. FEIBA sales decreased by 5.3 billion JPY, or 12.0%, to 39.2 billion JPY, negatively impacted by the difference in timing of government tenders in Growth and Emerging Markets.
Revenue in Hereditary Angioedema (“HAE”) was 153.6 billion JPY, a year-on-year increase of 14.3 billion JPY, or 10.2%. Sales of TAKHZYRO were 103.2 billion JPY, an increase of 16.5 billion JPY, or 19.1%, versus the previous fiscal year primarily due to expansion of the prophylactic market, continued geographic expansion and strong patient uptake. Sales of CINRYZE, included in Others, decreased by 2.6 billion JPY, or 11.8%, to 19.3 billion JPY, primarily due to conversion to TAKHZYRO and a shift to newer agents marketed by competitors.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue increased by 86.6 billion JPY, or 20.6%, compared to the previous fiscal year to 507.0 billion JPY. Aggregate sales of immunoglobulin products were 385.9 billion JPY, an increase of 51.0 billion JPY, or 15.2%, compared to the previous fiscal year. In particular, sales of GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)) increased due to continued strong demand globally and enabled by growing supply. In addition, CUVITRU and HYQVIA, which are SCIG (subcutaneous immunoglobulin) therapies, marked double digit percentage of revenue growth. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 90.0 billion JPY, an increase of 32.5 billion JPY, or 56.4%, versus the previous fiscal year driven by higher sales following the resolution of the supply interruption which impacted HUMAN ALBUMIN for release in China in the second half of the previous fiscal year, in addition to strong FLEXBUMIN demand in China and the U.S.
•Oncology. In Oncology, revenue was 468.7 billion JPY, a year-on-year increase of 52.2 billion JPY, or 12.5%. Sales of VELCADE (for multiple myeloma) increased by 8.9 billion JPY, or 8.8% versus the previous fiscal year to 110.0 billion JPY. This growth was driven by an increase in U.S. sales of 10.4 billion JPY, or 10.8%, versus the previous fiscal year. This reflects a rebound in demand after lower sales in the first quarter of the previous fiscal year, when prescribers favored orally administered products over infusions or injections early in the COVID-19 pandemic. In addition, increased use of VELCADE as part of initial treatment for new patients contributed to the growth this year in the U.S. Royalty income outside the U.S. decreased due to continued generic erosion. Sales of LEUPLIN/ENANTONE (generic name: leuprorelin) (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, increased by 11.1 billion JPY, or 11.6%, versus the previous fiscal year to 106.5 billion JPY mainly driven by an increased supply in the U.S. which was partially offset by a decrease in Japan due to generic erosion and competition. Sales of NINLARO (for multiple myeloma) were 91.2 billion JPY, an increase of 3.8 billion JPY, or 4.4%, versus the previous fiscal year. In the U.S., NINLARO growth was adversely impacted by a temporary demand increase favoring oral options early in the previous fiscal year due to COVID-19, and by demand slow-downs in the fourth quarter of the current fiscal year. There has been continued strong growth in other regions, particularly in China and Japan. Sales of ADCETRIS (for malignant lymphomas) increased by 9.8 billion JPY, or 16.4% versus the previous fiscal year to 69.2 billion JPY, led by strong growth in sales in Growth and Emerging Markets, particularly in China where it was approved in May 2020. Sales of ALUNBRIG (for non-small cell lung cancer) were 13.6 billion JPY, an increase of 4.8 billion JPY, or 54.9% due to new launches and market penetration around the world.
•Neuroscience. In Neuroscience, revenue was 482.3 billion JPY, a year-on-year increase of 65.0 billion JPY, or 15.6%. Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 327.1 billion JPY, an increase of 55.5 billion JPY, or 20.4%, versus the previous fiscal year. VYVANSE/ELVANSE has been negatively affected by COVID-19 during the course of the pandemic, most notably during periods when stay-at-home restrictions have been in place reducing patient visits, subsequent diagnoses and creating temporary discontinuation of medication. While the trend has been fluctuating since 2020, overall, there has been a positive impact from increasing prescriptions in the current fiscal year. Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 82.3 billion JPY, an increase of 13.4 billion JPY, or 19.5%, versus the previous fiscal year, due to increasing prescriptions in the U.S. and in Japan. The increase of these products was partially offset by the decrease of other neuroscience products such as REMINYL (for Alzheimer's disease), included in Others, attributable to the continued impact of competition from generic products in Japan.

Cost of Sales. Cost of Sales increased by 112.5 billion JPY, or 11.3%, to 1,106.8 billion JPY. The increase was primarily due to the depreciation of the yen and a sales increase of products with higher cost of sales ratio for the fiscal year ended March 31, 2022. The increase was partially offset by a 46.5 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the acquisition of Shire as well as a decrease of cost of sales from divested products of the previous fiscal year.

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 10.7 billion JPY, or 1.2%, to 886.4 billion JPY for the fiscal year ended March 31, 2022, mainly due to the impact from the depreciation of the yen in the current fiscal year.

Research and Development (R&D) expenses. R&D expenses increased by 70.3 billion JPY, or 15.4%, to 526.1 billion JPY for the fiscal year ended March 31, 2022, mainly due to further investment in prioritized new molecular entities as well as the impact from the depreciation of the yen in the current fiscal year.

Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 51.1 billion JPY, or 12.1%, to 472.9 billion JPY for the fiscal year ended March 31, 2022 mainly due to impairment charges of certain in-process R&D assets including TAK-721 due to discontinuation of the program and intangible assets related to NATPARA resulting from the reassessment of the recoverable amount and recorded in the current fiscal year.
Other Operating Income. Other Operating Income was 43.1 billion JPY, a decrease of 274.9 billion JPY, or 86.4%, for the fiscal year ended March 31, 2022, predominantly driven by the effect of a 228.9 billion JPY divestiture gain in the previous fiscal year. This included a 139.5 billion JPY gain on sale of shares and relevant assets of Takeda Consumer Healthcare Company Ltd., and other non-core assets amounting to 89.4 billion JPY. The decrease is also due to a 60.2 billion JPY revaluation gain recorded in the previous fiscal year, triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647"), to reflect management’s decision to terminate the clinical trial program following the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647.
Other Operating Expenses. Other Operating Expenses were 159.1 billion JPY, a decrease of 99.8 billion JPY, or 38.6%, for the fiscal year ended March 31, 2022. This is mainly attributable to a 72.9 billion JPY loss recognized in the previous year from changes in the fair value of financial assets associated with contingent consideration arrangements from the divestment of XIIDRA and a 32.0 billion JPY decrease in restructuring expenses mainly attributable to the decrease in Shire integration costs.
Operating Profit. As a result of the above factors, Operating Profit decreased by 48.4 billion JPY, or 9.5%, for the fiscal year ended March 31, 2022 to 460.8 billion JPY.
Net Finance Expenses. Net Finance Expenses were 142.9 billion JPY for the fiscal year ended March 31, 2022, a decrease of 0.2 billion JPY, or 0.1%, compared to the previous fiscal year. These results include a negative impact from the remeasurement of a warrant to purchase stocks of a company held by Takeda that was offset by factors including a gain on prior equity method investments related to the acquisition of Maverick Therapeutics, Inc. in April 2021 recorded in the current fiscal year and a decrease in net interest expense primarily driven by the reduction in outstanding balances of bonds and loans.
Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 15.4 billion JPY, a decrease of 15.4 billion JPY compared to Share of Profit of Investments Accounted for Using the Equity Method of 0.1 billion JPY for the previous fiscal year, mainly due to the negative impact from Takeda's share of loss on an investment held by Takeda Ventures, Inc. This negative impact was partially offset by a decrease of Takeda's share of impairment loss recognized by Teva Takeda Pharma Ltd.
Income Tax Expenses. Income Tax Expenses were 72.4 billion JPY for the fiscal year ended March 31, 2022, compared to income tax benefit of 9.9 billion JPY for the previous fiscal year. This was primarily due to a decrease of tax benefits from internal entity restructuring transactions and a current fiscal year's tax charge of 65.4 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014. There was also a decrease in tax benefits from the recognition of previously unrecognized deferred tax assets. These unfavorable changes were partially offset by a tax charge on divestitures in the previous fiscal year, decreased deferred tax liabilities for unremitted earnings in foreign subsidiaries, and lower pretax earnings.
Net Profit for the Year. Net Profit for the Year decreased by 146.0 billion JPY, or 38.8%, for the fiscal year ended March 31, 2022 to 230.2 billion JPY.
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
(2)    Generic name: pantoprazole.
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
Our capital expenditures for tangible assets consist primarily of enhancing and streamlining our production facilities, replacing fully depreciated items, and promoting efficiency of our operations. Our capital expenditures for intangible assets represent mainly milestone payments related to licensed products, where such assets have been acquired from third-party partners, as well as software development expenditures. Our capital expenditures, which consist of additions to property, plant and equipment and intangible assets recorded on our consolidated statements of financial position, were 246.3 billion JPY and 330.7 billion JPY and 239.9 billion JPY for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. As of March 31, 2022, we had contractual commitments for the acquisition of property, plant and equipment of 14.2 billion JPY. In addition, we had certain contractual agreements related to the acquisition of intangible assets as of March 31, 2022. See Note 32 to our consolidated financial statements for a description of our milestone payments of intangible assets. As part of our capital management, we periodically assess our level of capital expenditures in light of capital needs, market and other conditions and other relevant factors.
Our dividend payments for the fiscal years ended March 31, 2020, 2021 and 2022 were 282.7 billion JPY, 283.7 billion JPY and 284.2 billion JPY, respectively. It is our intention to continue to return capital to shareholders using dividends at an annual level of 180 JPY per share, consisting of interim and fiscal year-end dividends of 90 JPY per share. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-Dividends” for a description of our dividend policy.
We are required to make interest and principal payments on our outstanding borrowings. As of March 31, 2022, we had 95.4 billion JPY of interest due within one year and 203.9 billion JPY of principal payments on our borrowings due within one year. See “Borrowings and Financial Obligations.”
Our primary sources of liquidity include cash and cash equivalents on hand, short-term commercial paper, committed borrowing lines from financial institutions and long-term debt financing that includes bonds from the global capital markets. Additionally, we have access to short-term uncommitted borrowing lines of 150 billion JPY and 750 million USD from financial institutions as of March 31, 2021 and 2022, respectively.
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
As of March 31, 2022, we held 849.7 billion JPY in cash and cash equivalents on hand, of which 207.5 billion JPY was cash temporarily held on behalf of third parties related to vaccine operations and a trade receivables sales program. In addition, Takeda had access to 700 billion JPY in an undrawn bank commitment line. We believe that working capital is sufficient for our current business requirements. Furthermore, we continually seek to ensure that our level of liquidity and access to capital market funding continues to be maintained to successfully support our business operations.
Consolidated Cash Flows
The following table shows information about our consolidated cash flows during the fiscal years ended March 31, 2020, 2021 and 2022:

	For the fiscal year ended March 31,
	2020	2021	2022
	(billions of yen)
Net cash from operating activities	¥669.8	¥1,010.9	¥1,123.1
Net cash from (used in) investing activities	292.1	393.5	(198.1)
Net cash used in financing activities	(1,005.2)	(1,088.4)	(1,070.3)
Net increase (decrease) in cash and cash equivalents	¥(43.3)	¥316.1	¥(145.3)
Cash and cash equivalents at the beginning of the year	702.1	637.6	966.2
Effects of exchange rate changes on cash and cash equivalents	(21.8)	12.5	28.8
Net increase in cash and cash equivalents resulting from a transfer to assets held for sale	0.6	—	—
Cash and cash equivalents at the end of the year	¥637.6	¥966.2	¥849.7

Fiscal Year Ended March 31, 2022 compared with the Fiscal Year Ended March 31, 2021
Net cash from operating activities was 1,123.1 billion JPY for the fiscal year ended March 31, 2022 compared to 1,010.9 billion JPY for the fiscal year ended March 31, 2021. The increase of 112.2 billion JPY was primarily driven by higher net profit for the period adjusted for non-cash items and other adjustments, including gain on divestment of business and subsidiaries as well as the income relating to the release from the obligation to divest the pipeline compound SHP647 and certain associated rights in the previous fiscal year. In addition, there was a decrease in trade and other receivables mainly due to the trade receivables sales program put in place in the current fiscal year. These favorable impacts were partially offset by a decrease of other financial liabilities primarily attributable to a decrease of deposits restricted to certain vaccine operations and a decrease in provisions due to payments.
Net cash used in investing activities was 198.1 billion JPY for the fiscal year ended March 31, 2022 compared to net cash from investing activities of 393.5 billion JPY for the fiscal year ended March 31, 2021. This increase in net cash used of 591.7 billion JPY was mainly due to a decrease of 502.2 billion JPY in proceeds from sales of business (net of cash and cash equivalents divested) reflecting the sales of the non-core assets in the previous fiscal year, a decrease of 57.7 billion JPY in proceeds from sales and redemptions of investments, an increase of 49.7 billion JPY in the acquisition of businesses (net of cash and cash equivalents acquired), and a decrease of 44.6 billion JPY in proceeds from sales of property, plant and equipment. These were partially offset by a decrease of 62.5 billion JPY in acquisition of intangible assets.
Net cash used in financing activities was 1,070.3 billion JPY for the fiscal year ended March 31, 2022 compared to 1,088.4 billion JPY for the fiscal year ended March 31, 2021. The decrease of 18.1 billion JPY was mainly due to a net increase in short-term loans and commercial papers of 149.0 billion JPY and a decrease in payments for settlement of forward rate agreements related to bonds of 34.8 billion JPY, partially offset by an increase in repayments of bonds and long-term loans, net of proceeds from issuance of bonds upon refinancing, of 88.6 billion JPY and an increase in purchase of treasury shares of 75.4 billion JPY mainly due to the share buybacks conducted in the current fiscal year.
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

Borrowings and Financial Obligations
Our total bonds and loans were 4,635.4 billion JPY and 4,345.4 billion JPY as of March 31, 2021 and 2022, respectively. These borrowings include unsecured bonds and senior notes issued by Takeda and syndicated loans entered into by the Company in prior years, borrowings incurred to fund a portion of the Shire Acquisition, debt assumed in connection with the Shire Acquisition and debt refinanced and are included in our consolidated statements of financial position. Our borrowings are mainly incurred in connection with acquisitions and therefore are not exposed to seasonality.
On May 17, 2021, Takeda redeemed the remaining 200 million USD of unsecured U.S. dollar-denominated senior notes issued in July 2017 in advance of their original maturity date of January 18, 2022. Following this, on June 11, 2021, Takeda redeemed 2,000 million USD of the Japan Bank for International Cooperation loan (“JBIC Loan”) amount of 3,700 million USD (that was entered into on December 3, 2018) in advance of its original maturity date of December 11, 2025. On August 10, 2021, Takeda redeemed 1,500 million EUR of unsecured senior notes issued in November 2018 in advance of their original maturity date of November 21, 2022. On October 14, 2021, Takeda issued 10-year unsecured senior bonds with an aggregate principal amount of 250 billion JPY and a maturity date of October 14, 2031. Following this, on December 13, 2021, Takeda redeemed the remaining 1,700 million USD amount outstanding on the JBIC Loan in advance of its original maturity date of December 11, 2025. Furthermore, on March 24, 2022, Takeda redeemed 1,500 million USD of unsecured senior notes issued in September 2016 in advance of their original maturity date of September 23, 2023.
On April 23, 2022, Takeda redeemed 219 million USD of unsecured U.S. dollar-denominated senior notes issued in June 2015 in advance of their original maturity date of June 23, 2022.
As of March 31, 2022, we had certain outstanding borrowings that contained financial covenants. A key financial covenant requires Takeda’s ratio of consolidated net debt to adjusted EBITDA, as defined in the loan agreements, for the previous twelve-month period to not surpass certain levels as of March 31 and September 30 of each year. Takeda was in compliance with all financial covenants as of March 31, 2022 in a similar manner to the prior year ended March 31, 2021. There are no restrictions on the ability to draw from the 700 billion JPY commitment line that was put in place in 2019 and has a current maturity of September 2026 having been extended by one year at the end of September 2021.
We currently have a Japanese unsecured commercial paper program in place to facilitate short-term liquidity management. The total amount drawn on the commercial paper program was nil as of March 31, 2021 and 2022. We further have access to short-term uncommitted lines of 150 billion JPY and 750 million USD which were undrawn as of March 31, 2021 and 2022, respectively.
    For further description of our borrowings, see Note 20 to our audited consolidated financial statements.
Credit Ratings
Our credit ratings, which reflect each rating agency’s opinion of our financial strength, operating performance and ability to meet our obligations, as of the date of this annual report are as follows:

Rating Agency	Category	Rating	Outlook March 31, 2022	Rating Structure
S&P Global Ratings	Issuer credit rating/foreign currency long-term and local currency long-term	BBB+	Stable*	Fourth highest of 11 rating categories and first within the category based on modifiers (e.g. BBB+, BBB and BBB- are within the same category).
	Issuer credit rating (short-term)	A-2		Second highest of six rating categories

Moody’s	Long-term issuer rating and Long-term senior unsecured rating	Baa2	Positive**	Fourth highest of nine rating categories and second highest within the category based on modifiers (e.g. Baa1, Baa2 and Baa3 are within the same category).
* = S&P Global Ratings revised the long-term issuer credit rating from Negative to Stable on June 1, 2021 and this was retained as of March 31, 2022 (March 31, 2021: Negative).

** = Moody’s revised the long-term issuer credit rating from Stable to Positive on September 27, 2021 and this was retained as of March 31, 2022 (March 31, 2021: Stable).
The ratings are not a recommendation to buy, sell or hold securities. The ratings are subject to revision or withdrawal at any time by the assigning rating agency. Each of the financial strength ratings should be evaluated independently.

Material Cash Requirements from Contractual and Other Obligations
Material Contractual Obligations
The following table summarizes our contractual obligations as of March 31, 2022:

	Total contractual amount(1)	Within one year	Between one and three years	Between three and five years	More than five years
	(billions of yen)
Bonds and loans: (2) (3)
Bonds (4)	¥4,648.1	¥221.2	¥975.4	¥799.5	¥2,652.0
Loans	733.2	78.2	158.2	196.6	300.3
Purchase obligations for property, plant and equipment	14.2	14.2	—	—	—
Repayment of lease liabilities	645.8	53.9	101.1	84.4	406.3
Contributions to defined benefit plans (5)	11.0	11.0	—	—	—
Total (6) (7)	¥6,052.3	¥378.5	¥1,234.7	¥1,080.5	¥3,358.6
___________
Notes:
(1)    Obligations denominated in currencies other than Japanese yen have been translated into Japanese yen using the exchange rates as of March 31, 2022 and may fluctuate due to changes in exchange rates.
(2)    Repayment obligations may be accelerated if we breach the relevant covenants under the relevant instruments.
(3)    Includes interest payment obligations.
(4) The contractual amount of bonds in “Between one and three years” includes a 500.0 billion JPY principal amount of hybrid subordinated bonds (“Hybrid Bonds”) as Takeda may make an early repayment of all of the principal of the Hybrid Bonds on each interest payment date beginning October 6, 2024. For details of the principal and interest rate associated with the Hybrid Bond, see Note 20 to our audited consolidated financial statements.
(5)    Pension and post-retirement contributions cannot be determined beyond the fiscal year ended March 31, 2023 because the timing of funding is uncertain and dependent on future movements in interest rates and investment returns, changes in laws and regulations and other variables.
(6)    Does not include contractual obligations whose timing we are unable to estimate, including defined benefit obligations, litigation reserves and long-term income tax liabilities and does not include liabilities recorded at fair value as amounts will fluctuate based on any changes in fair value including derivative liabilities and financial liabilities associated with contingent consideration arrangements. The carrying amounts of derivative liabilities and financial liabilities associated with contingent consideration arrangements as of March 31, 2022 were 36.5 billion JPY and 5.8 billion JPY, respectively. Milestone payments that are dependent on the occurrence of certain future events are not included.
(7)    Does not include purchase orders entered into for purchases made in the normal course of business.

Milestone Payments
Under the terms of our collaborations with third parties for the development of new products, we may be required to make payments for the achievement of certain milestones related to the development of pipeline products and the launch and subsequent marketing of new products. As of March 31, 2022, the contractual amount of potential milestone payments totaled 1,568.0 billion JPY, in each case excluding potential commercial milestone payments. See Note 13 and 32 to our audited consolidated financial statements for further details.
C. Research and Development, Patents and Licenses, etc.
The information required by this item is set forth in “Item 4.B Business Overview—Research and Development” of this annual report.
D. Trend Information
The information required by this item is set forth in “Item 5.A Operating and Financial Review and Prospects—Operating Results” of this annual report.
E. Critical Accounting Estimates
The requirements of this item are not applicable to Takeda, as it prepares its financial statements in accordance with IFRS. Takeda presents information about its critical accounting policies under “Item 5.A Operating and Financial Review and Prospects—Critical Accounting Policies” of this annual report.

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
Jean-Luc Butel served as External Director and member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019. He was appointed External Director who is not a member of the Audit and Supervisory Committee of Takeda in June 2019. He currently also serves as Global Healthcare Advisor, President of K8 Global Pte. Ltd., External Director of Novo Holdings A/S and External Director of Rani Therapeutics. Mr. Butel previously served as President, International, Corporate Vice President and Operating Committee Member of Baxter International Inc. and has held leadership positions at Medtronic, Inc., Johnson & Johnson, Becton, Dickinson and Company and Nippon Becton Dickinson Company, Ltd.
Note 1
Ian Clark (August 27, 1960)	External Director
Ian Clark has been an External Director with Takeda since January 2019. Prior to his appointment, Mr. Clark was an External Director of Shire plc. He also currently holds External Directorships at Corvus Pharmaceuticals, Inc., Guardant Health, Inc., AVROBIO Inc, and Olema Pharmaceuticals, Inc. Mr. Clark served as CEO and Director of Genentech Inc. (part of the Roche Group) and Head of North American Commercial Operations for Roche until 2016. From 2003 to 2010 he held the positions of Head of Global Product Strategy and Chief Marketing Officer, Executive Vice President—Commercial Operations and Senior Vice President and General Manager—BioOncology at Genentech.
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
Note 1

Name (Date of birth)	Responsibilities and status within Takeda	Business experience	End of term
Masami Iijima (September 23, 1950)	External Director
Masami Iijima served as External Director who is a member of the Audit and Supervisory Committee of Takeda from June 2021 to June 2022, and was appointed External Director of Takeda and Chair of the Board of Directors meeting in June 2022. Mr. Iijima currently also serves as Counselor of Mitsui & Co., Ltd., External Director of Ricoh Company, Ltd., External Director of SoftBank Group Corp., Counsellor at Bank of Japan and External Director of Isetan Mitsukoshi Holdings Ltd. Mr. Iijima started his career at Mitsui & Co., Ltd. in April 1974. At Mitsui & Co., Ltd., he served in several senior leadership positions including Chairman of the Board of Directors and Representative Director, President and Chief Executive Officer.
Note 1
John Maraganore, PhD (October 11, 1962)	External Director
Dr. John Maraganore was appointed External Director of Takeda in June 2022. Dr. Maraganore currently also serves as Scientific Advisory Board member of Alnylam Pharmaceuticals, Inc., holds External Directorships at Agios Pharmaceuticals, Inc., Beam Therapeutics, Inc. and Kymera Therapeutics, Inc. Dr. Maraganore previously served as Senior Vice President and Strategic Product Development at Millennium Pharmaceuticals, Inc., Director and CEO of Alnylam Pharmaceuticals, Inc. and Chairperson of Biotechnology Innovation Organization.
Note 1
Michel Orsinger (September 15, 1957)	External Director
Michel Orsinger has served as External Director who is not a member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019, and as External Director who is a member of the Audit and Supervisory Committee of Takeda from June 2019 to June 2022. He was appointed External Director who is not a member of the Audit and Supervisory Committee of Takeda in June 2022. He previously served as a Member of Global Management Team of Johnson & Johnson, Worldwide Chairman, Global Orthopedics Group of DePuy Synthes Companies of Johnson & Johnson and President and Chief Executive Officer and Chief Operating Officer of Synthes, Inc. (currently Johnson & Johnson). He has also held several leadership positions at Novartis AG, including Chief Executive Officer and President of OTC Division Worldwide, Consumer Health; President of Global Medical Nutrition, Consumer Health; and Regional President of Europe, Middle East and Africa, Consumer Health.
Note 1
Koji Hatsukawa (September 25, 1951)	External Director (Head of Audit and Supervisory Committee)	Koji Hatsukawa has served as External Director and member of the Audit and Supervisory Committee of Takeda since June 2016. He was appointed Head of Audit and Supervisory Committee in June 2019. He currently also serves as External Audit and Supervisory Board Member of Fujitsu Limited. Mr. Hatsukawa started his career at Price Waterhouse accounting office in March 1974. Mr. Hatsukawa has previously served CEO of PricewaterhouseCoopers Arata and has held leadership positions at ChuoAoyama PricewaterhouseCoopers and Aoyama Audit Corporation. In addition, he has also served as External Audit and Supervisory Board Member of Accordia Golf co., Ltd. as well as Audit and Supervisory Board Member of The Norinchukin Bank.	Note 2

Name (Date of birth)	Responsibilities and status within Takeda	Business experience	End of term
Yoshiaki Fujimori (July 3, 1951)	External Director (Audit and Supervisory Committee Member)
Yoshiaki Fujimori served as External Director who is not a member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2022 and was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2022. Mr. Fujimori currently also serves as Senior Executive Advisor of CVC Asia Pacific (Japan) Kabushiki Kaisha, External Director and Chairman of Oracle Corporation Japan and External Director of Riraku K.K. He previously served as External Director of Tokyo Electric Power Company, Incorporated (currently Tokyo Electric Power Company Holdings, Incorporated), External Director of Toshiba Corporation, External Director of Shiseido Company, Limited and in a number of senior leadership positions within the LIXIL Group, including Representative Director, Chairman and CEO of LIXIL Corporation. Mr. Fujimori has also served in a number of senior positions in the General Electric Group, including Chairman of GE Japan Corporation and Chairman, President and CEO of General Electric Japan Ltd.
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
Note 2
Kimberly A. Reed (March 11, 1971)	External Director (Audit and Supervisory Committee Member)
Kimberly A. Reed was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2022. She currently also serves as Distinguished Fellow of Council on Competitiveness and External Director of Momentus, Inc. Ms. Reed previously served as Counsel for United States House of Representatives, Senior Advisor to United States Secretaries of the Treasury, Director and Chief Executive Officer of Community Development Financial Institutions Fund, Vice President, Financial Markets Policy Relations of Lehman Brothers, President of International Food Information Council Foundation, and Chairman of the Board of Directors, President, and Chief Executive Officer of Export-Import Bank of the United States.
Note 2
_____________
Notes:

(1)The term of office for Directors who are not members of the Audit and Supervisory Committee is from the end of the ordinary general meeting of shareholders for the fiscal year ended March 31, 2022 through the end of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2023.
(2)The term of office for Directors who are also Audit and Supervisory Committee members is two years. The term of office for these Directors who are also Audit and Supervisory Committee members is from the end of the ordinary general meeting of shareholders for the fiscal year ended March 31, 2022 through the end of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2024.

Takeda Executive Team
The following table presents biographical information about the members of the Takeda Executive Team as of the date of this annual report. For more information about the Takeda Executive Team, see “—C. Board Practices—Takeda Executive Team.”

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Marcello Agosti (June 2, 1971)	Global Business Development Officer
Marcello Agosti is Global Business Development Officer for Takeda Pharmaceutical Company Limited. and is responsible for Takeda’s business development activities, including M&A and Corporate Development.

Mr. Agosti led the Shire acquisition and several other strategic acquisitions for Takeda, including ARIAD Pharmaceuticals and TiGenix. He also spearheaded a number of strategic divestments of non-core assets as part of Takeda’s commitment after the Shire acquisition. Marcello and his group continue to be active on inbound transactions in Takeda’s core therapy areas.

Prior to joining Takeda, Mr. Agosti worked in business development at Novartis in the U.K. and Switzerland. Before joining the pharmaceutical industry, he was a consultant at McKinsey & Company.

He holds an MBA from the University of Oxford and a Business Administration degree from Bocconi University, Milan.

Teresa Bitetti (September 21, 1962)	President, Global Oncology Business Unit
Teresa Bitetti is President of Global Oncology Business Unit of Takeda Pharmaceutical Company Limited. She joined the company in April 2019 and is responsible for oncology business activities around the world, overseeing a global portfolio consisting of therapies in hematological malignancies and lung cancer.

Prior to joining Takeda, Ms. Bitetti spent more than 20 years at Bristol-Myers Squibb (BMS), where she held several leadership roles, including Senior Vice President, Head of Worldwide Oncology Commercialization. During her tenure, she oversaw the launch of Opdivo in the U.S. market and significantly enhanced the long-term strategic direction of the immuno-oncology portfolio.

Before BMS, Ms. Bitetti held various roles of increasing responsibility at Mobil Oil Corporation, where she was part of the Capital Markets Group and responsible for the investment of Mobil's worldwide pension assets.

Ms. Bitetti holds an MBA in Finance from the Darden School of Business at the University of Virginia and a B.A. in Classical Civilization from Wellesley College.

Lauren Duprey (May 13, 1984)	Chief Human Resources Officer
Lauren Duprey is Chief Human Resources Officer of Takeda Pharmaceutical Company Limited with responsibility for delivering an exceptional people experience across the globe. She joined Takeda in August 2019 as Head of Human Resources (HR) for U.S. Business Unit, Global Product & Launch Strategy and the U.S. People Advisory Group. Since joining Takeda, Ms. Duprey has implemented a transformation of HR in the U.S., including a new operating model, structure, capabilities and technology. In addition, she built a new diversity, equity and inclusion (DE&I) organization which has shaped a leading-edge DE&I strategy for Takeda in the U.S.

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
Gerard Greco is Global Quality Officer of Takeda Pharmaceutical Company Limited. Joining the company in 2014, Dr. Greco has transformed Quality by creating one Quality Management System and a Global Quality organization that establishes consistent quality systems and programs across the network.

Prior to joining Takeda, Dr. Greco held positions of increasing responsibility at Johnson & Johnson, Wyeth Pharmaceuticals, Pfizer Inc. and Teva Pharmaceuticals, where he served as Senior Vice President of Global Quality Operations.

Dr. Greco holds a doctorate in microbiology and molecular genetics from Rutgers University in the U.S.

Takako Ohyabu (August 26, 1979)	Chief Global Corporate Affairs & Sustainability Officer
Takako Ohyabu is Chief Global Corporate Affairs & Sustainability Officer overseeing global corporate communications, global corporate social responsibility, global public affairs, global security and crisis management, and sustainability for Takeda Pharmaceutical Company Limited. She joined the company in November 2019 as Chief Communications and Public Affairs Officer Designate.

Prior to joining Takeda, Ms. Ohyabu led Global Corporate Communications function at Nissan Motor Corporation. Before that she was with General Electric Company managing corporate communications for a variety of industries and building the corporate brand in both developed and emerging markets.

Ms. Ohyabu holds a master’s degree in Public Administration from Columbia University’s School of International and Public Affairs and a bachelor’s degree in Political Science from the International Christian University in Japan.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Julie Kim (June 6, 1970)	President, U.S. Business Unit and U.S. Country Head
Julie Kim is President of Takeda’s U.S. Business Unit and U.S. Country Head.

Ms. Kim has nearly 30 years of experience in health care, 15 of those in international leadership positions. She joined Takeda in 2019 through the acquisition of Shire, where throughout her time she held many diverse roles with increasing responsibility through her time at Baxter/Baxalta/Shire. These included roles as Global Franchise Head in different therapy areas, international market access, country and regional general management, marketing, and emerging market development.

Ms. Kim represents Takeda as a Global Board Member of the Plasma Protein Therapeutics Association, currently serving as Treasurer. She is also a member of the Board of Directors of Croda International Plc., a company that uses smart science to create high performance ingredients and technologies that improve lives.

Prior to joining the biopharmaceutical industry, Ms. Kim worked in health care consulting in the U.S.

Ms. Kim holds an MBA from the J. L. Kellogg Graduate School of Management at Northwestern University and a BA in Economics from Dartmouth College. Ms. Kim was also a 2013 Healthcare Businesswomen’s Association Rising Star.

Mwana Lugogo (January 30, 1970)	Chief Ethics and Compliance Officer
Mwana Lugogo is Chief Ethics & Compliance Officer of Takeda Pharmaceutical Company Limited. She joined the company in 2012 to establish the Compliance function for Growth & Emerging Market Business Unit, and was appointed to lead the newly-created Global Ethics & Compliance organization in 2015. In January 2019, she joined the Takeda Executive Team. Ms. Lugogo is passionate about strengthening ethics-based culture and bringing Takeda’s values to life, as part of our commitment to patients, to each other and to society.

Ms. Lugogo is an International Studies graduate of Virginia Polytechnic Institute & State University. She has a Juris Doctorate from Harvard Law School, and a Master’s in Public Policy from Harvard’s John F. Kennedy School of Government.

Yoshihiro Nakagawa (July 26, 1960)	Global General Counsel
Yoshihiro Nakagawa is Corporate Officer and Global General Counsel of Takeda Pharmaceutical Company Limited. Mr. Nakagawa joined the company in 1983, serving in a variety of roles including Company Secretary of Takeda Europe Holdings in London and Senior Vice President of Takeda Legal Department, prior to his 2014 appointment as Corporate Officer and Global General Counsel.

Mr. Nakagawa received a law degree from Kobe University in Japan.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Giles Platford (April 26, 1978)	President, Plasma-Derived Therapies Business Unit
Giles Platford is President of Plasma-Derived Therapies Business Unit at Takeda Pharmaceutical Company Limited.

Mr. Platford joined Takeda in 2009 as General Manager of Brazil, after which he assumed the role of Area Head for Middle East, Turkey & Africa, before then joining Takeda Executive Team in 2014 as President of Emerging Markets. In 2017 he took up his most recent role as President of Europe & Canada, where he also represented Takeda as a board member of the European Federation of Pharmaceutical Industries and Associations (EFPIA).

Prior to joining Takeda, Mr. Platford spent eight years in Asia Pacific, where he held a number of roles of increasing responsibility in Business Development, Commercial and General Management.

Mr. Platford holds a Bachelor of Arts degree in business and marketing management from Oxford Brookes University, UK, and is currently based in Boston, USA.

Gabriele Ricci (October 18, 1978)	Chief Data and Technology Officer
Gabriele Ricci is Chief Data and Technology Officer (CDTO) of Takeda Pharmaceutical Company Limited. He was appointed to this role in February 2022 and leads the transformation of Takeda’s Data, Digital and Technology division.

Mr. Ricci joined Takeda in 2019 as Head of Plasma-Derived Therapies (PDT) IT, during which he drove initiatives to meet the large and growing demand for plasma-derived products, with highly specialized services that require strategic capacity, innovative business models, dedicated R&D and agile supply allocation on a global scale. Prior to joining Takeda, Mr. Ricci served as Head of Digital Health and Emerging Technology at Shire, where he leveraged new and emerging technologies to optimize internal operations and deliver differentiated patient and customer experiences.

Mr. Ricci has also served as Shire’s Head of Technical Operations IT and held leadership positions at Novartis, Johnson & Johnson and Bristol-Myers Squibb. Mr. Ricci brings more than 18 years of information technology and engineering expertise in the life sciences industry and sits on several advisory boards for non-profit organizations focused on digital, life sciences and manufacturing.

Mr. Ricci holds an MBA from the MIB Trieste School of Management and a bachelor’s degree in Engineering from the University of Rome Tor Vergata.

Koki Sato (December 10, 1980)	Corporate Strategy Officer and Chief of Staff
Koki Sato is Corporate Strategy Officer and Chief of Staff of Takeda Pharmaceutical Company Limited.

Mr. Sato joined Takeda in 2003 and has been increasing responsibilities throughout his career with Takeda spanning many countries and multiple functions. After he took a regional role in Emerging Markets in 2012, he has since held several leadership roles, such as country manager of Belarus, general manager of Ukraine cluster and general manager of India before taking his current role.

Mr. Sato holds a bachelor’s degree in economics from School of Political Science & Economics at Waseda University in Tokyo.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Ramona Sequeira (November 21, 1965)	President, Global Portfolio Division
Ramona Sequeira is President of Takeda’s Global Portfolio Division, which supports growth of the company’s global brands through lifecycle management, geographic expansion and market penetration as well as supporting continued growth of late-stage pipeline and driving best-in-class launches across therapy areas – including Neuroscience, Gastroenterology, Rare Diseases, and Vaccines. In this role, Ms. Sequeira oversees Takeda’s Global Medical and Global Product and Launch Strategy functions, as well as Vaccines Business Unit, in addition to regional business units, including, Europe and Canada, Growth and Emerging Markets, and China.

Ms.Sequeira joined Takeda in 2015. Through her work with Takeda and prior to that with Eli Lilly, Ms. Sequeira has over 25 years of experience in the pharmaceutical industry. Ms. Sequeira is committed to the industry’s role in shaping a positive environment that rewards pharmaceutical innovation and ensures patients have access to innovative medicines that can help them have better health. Ms. Sequeira is a member of the PhRMA Board of Directors, and was recently named the Chair of the PhRMA Board of Directors, the first female to be appointed to this position in the organization’s history. Prior to that, Ms. Sequeira served as PhRMA’s Treasurer and Chair of State Committee. Ms. Sequeira is also a member of Takeda’s global Executive Team, the Board of Directors of Edwards Life Sciences, and the Board of Trustees of Harvey Mudd College.

Ms. Sequeira earned an MBA from McMaster University in Canada and a Bachelor of Science degree with honours in molecular genetics and molecular biology from the University of Toronto.

Thomas Wozniewski, Ph.D. (July 26, 1962)	Global Manufacturing and Supply Officer
Thomas Wozniewski is Global Manufacturing & Supply Officer of Takeda Pharmaceutical Company Limited. He was appointed to this role in July 2014. Dr. Wozniewski has focused on the globalization, the technological and digital transformation and the implementation of a continuous improvement culture within the manufacturing network of 31 manufacturing sites.

Dr. Wozniewski has more than 20 years of experience in the pharmaceutical industry.

Prior to joining Takeda, Dr. Wozniewski held senior leadership roles in Manufacturing, Quality and Supply Chain Management at Bayer Consumer Care Switzerland, Bayer Healthcare AG, Schering AG and Boehringer Ingelheim in Germany.

Dr. Wozniewski holds a doctorate degree in pharmaceutical biology from the University of Regensburg, Germany.

B. Compensation
The following table provides information about our Internal Directors’ compensation on an individual basis in the fiscal year ended March 31, 2022.

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Base compensation	Performance-based compensation		Non-monetary compensation	Other
				Annual bonus	Performance Share Unit awards(1)(2)	Restricted Stock Unit awards(1)
Christophe Weber (Director)	¥1,858	Takeda	¥ 235(4)	¥233	¥ 865(5)	¥ 399(5)	¥—
		Takeda Pharmaceuticals U.S.A., Inc.(3)	46	80	—	—	—
Masato Iwasaki (Director)	261	Takeda (Director portion)	65	45	105(6)	46(6)	—
Andrew S. Plump (Director)	919	Takeda	12	—	—	—	—
		Takeda Pharmaceuticals International, Inc. and Takeda Development Center Americas, Inc.(7)	123	164	415(8)	166(8)	38(9)
Costa Saroukos (Director)	675	Takeda (Director portion)	207(10)	148	212(11)	109(11)	—
Yasuhiko Yamanaka (Director who is an Audit and Supervisory Committee Member)(12)	12	Takeda (Director portion)	9	—	—	2(13)	—
_____________
Notes:
(1)Compensation expense related to Performance Share Unit awards and Restricted Stock Unit awards are recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2022.
(2)Although Performance Share Unit awards are categorized as both Performance-based Compensation and Non-monetary Remuneration, Performance Share Unit awards are reported as Performance-based Compensation.
(3)Shows the salary and annual bonus earned as Head of Global Business of Takeda Pharmaceuticals U.S.A., Inc.
(4)Base compensation includes the grossed-up amount paid for residence and pension allowances etc. for the relevant officer (100 million JPY).
(5)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2018-2021.
(6)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2018-2021.
(7)Shows the salary and other amounts earned as the President, Research and Development of Takeda Pharmaceuticals International, Inc. (from April 2021 to June 2021) and as the President, Research and Development of Takeda Development Center Americas, Inc.(from July 2021 to March 2022) during the fiscal year.
(8)The amount recognized as an expense during the fiscal year for the stock incentive plan (Employee Stock Ownership Plan and the Long Term Incentive Plan (LTIP)) grants awarded in fiscal years 2018-2021.
(9)Amounts of local retirement plan contributions and other additional benefits paid by Takeda Pharmaceuticals International, Inc. and Development of Takeda Development Center Americas, Inc. during the fiscal year, as well as the amount equal to taxes on such amounts.
(10)Base compensation includes the grossed-up amount paid for residence, pension allowances, and educational allowances etc. for the relevant officer. (97 million JPY).
(11)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2019-2021.
(12)Yasuhiko Yamanaka retired at the close of 145th General Meeting of Shareholders held on June 29, 2021.
(13)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2018-2020.

The following table provides information about our External Directors’ compensation on an individual basis in the fiscal year ended March 31, 2022.

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Base compensation	Performance-based compensation		Non-monetary compensation	Other
				Annual bonus	Performance Share Unit awards	Restricted Stock Unit awards(1)
Masahiro Sakane(2) (Director)	¥43	Takeda	¥24	¥—	¥—	¥19	¥—
Olivier Bohuon (Director)	38	Takeda	19	—	—	19	—
Jean-Luc Butel (Director)	38	Takeda	19	—	—	19	—
Ian Clark (Director)	38	Takeda	19	—	—	19	—
Yoshiaki Fujimori (Director)	38	Takeda	19	—	—	19	—
Steven Gillis (Director)	38	Takeda	19	—	—	19	—
Shiro Kuniya(2) (Director)	38	Takeda	19	—	—	19	—
Toshiyuki Shiga(2) (Director)	38	Takeda	19	—	—	19	—
Koji Hatsukawa (Director who is an Audit and Supervisory Committee Member)	43	Takeda	24	—	—	19	—
Emiko Higashi (Director who is an Audit and Supervisory Committee Member)	43	Takeda	24	—	—	19	—
Masami Iijima(3) (Director who is an Audit and Supervisory Committee Member)	34	Takeda	18	—	—	16	—
Michel Orsinger (Director who is an Audit and Supervisory Committee Member)	41	Takeda	22	—	—	19	—
_____________
Notes:
(1)Compensation expense related to Restricted Stock Unit awards are recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2022.
(2)Masahiro Sakane, Shiro Kuniya, and Toshiyuki Shiga retired at the close of 146th General Meeting of Shareholders held on June 29, 2022.
(3)Masami Iijima was newly elected and took office at the 145th Ordinary General Meeting of Shareholders held on June 29, 2021.
Share-based Compensation Payments
We maintain certain share-based compensation payment plans for the benefit of our directors and certain of our employees. In the fiscal years ended March 31, 2020, 2021 and 2022, we recorded total compensation expense related to our share-based payment plans of 30.0 billion JPY, 39.4 billion JPY and 43.7 billion JPY, respectively, in our consolidated statements of profit or loss. For detailed information about our share-based compensation plans, including our stock option plan, stock incentive plan, phantom stock appreciation rights and restricted stock units, see Note 28 to our audited consolidated financial statements.

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
Board of Directors
Pursuant to the audit and supervisory committee system, our board of directors is comprised of directors who are Audit and Supervisory Committee members and directors who are not. Our articles of incorporation provide for a board of directors consisting of no more than 12 members who are not Audit and Supervisory Committee members and no more than four directors who are Audit and Supervisory Committee members. All directors are elected by our shareholders at a general meeting of shareholders, with directors who are Audit and Supervisory Committee members elected separately from other directors. The term of office for directors who are not Audit and Supervisory Committee members expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within one year after their election, and the term of office for directors who are Audit and Supervisory Committee members expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within two years after their election. The current terms of our directors are set forth under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” All directors may serve any number of consecutive terms. Except as described below, none of our directors have entered service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
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
Sum of (i) 100% of annual base salary, (ii) 100% of annual target bonus and (iii) 100% of annual target value of Long-Term Incentive payments, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda

Certain repatriation-related benefits, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda

Takeda Pharmaceuticals U.S.A., Inc.
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
As of the date of this annual report, Mr. Koji Hatsukawa, Ms. Emiko Higashi, Mr. Yoshiaki Fujimori and Ms. Kimberly A. Reed are appointed as the Audit and Supervisory Committee members.
Takeda Executive Team
As management tasks continue to diversify, we have established a Takeda executive team under the President and Chief Executive Officer, consisting of certain directors and employees in senior positions who manage and supervise our key functions. Takeda executive team participates in Business and Sustainability Committee, which is responsible for corporate / business development matters and sustainability-related matters, a Portfolio Review Committee, which is responsible for R&D and products-related matters, and a Risk, Ethics and Compliance Committee, which is responsible for internal audit, risk management and compliance matters. Our board of directors has delegated all of its decision-making authority in respect of operational matters (excluding certain matters specified in the Companies Act, as well as substantive matters valued at 100 billion JPY or more or those matters which will have substantial impact on us or our stakeholders) to the President and Chief Executive Officer, three directors belonging to the Business and Sustainability Committee, one director belonging to the Portfolio Review Committee, and one director belonging to the Risk, Ethics and Compliance Committee.

Nomination Committee and Compensation Committee
We also have voluntarily established a Nomination Committee and a Compensation Committee as advisory committees of the board of directors. All members of each Committee must be External Directors. Furthermore, at least one director who is an Audit and Supervisory Committee member must be assigned to each committee and each committee must be chaired by an external director. As of the date of this annual report, the Nomination Committee consists of one external director who serves as chairperson, and four other external directors. One other director who is not an external director attends the Nomination Committee as observer. The Compensation Committee consists of one external director who serves as chairperson, and three other external directors. Together, the committees serve to ensure transparency and objectivity in decision-making relating to personnel matters for directors (including appropriate standards and procedures for appointment and reappointment and establishing and administering appropriate succession plans) and the compensation system (including appropriate levels of compensation for the directors, appropriate performance targets within the bonus system for directors and appropriate bonuses based on business results). Also, by resolution of the board of directors, the authority to decide the amount of individual remuneration of Internal Directors who are not Audit and Supervisory Committee members is delegated to the Compensation Committee, through which we have realized a more transparent process in determining individual remuneration.
As of the date of this annual report, Mr. Masami Iijima, Mr. Jean-Luc Butel, Mr. Steven Gillis, Mr. Michel Orsinger and Mr. Yoshiaki Fujimori are appointed as the Nomination Committee members and Ms. Emiko Higashi, Mr. Olivier Bohuon, Mr. Ian Clark and Mr. Michel Orsinger are appointed as the Compensation Committee members.
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
D. Employees
As of March 31, 2020, 2021 and 2022, we had 47,495, 47,099 and 47,347 employees on a consolidated basis, respectively. These numbers of employees represent the number of permanent employees excluding temporary employees and were calculated on a full-time equivalent basis. The following table shows our employees by geographic locations as of March 31, 2022.

Japan	United States	Europe and Canada	Other	Total
5,757	19,608	13,949	8,033	47,347
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
E. Share Ownership
The following table shows the number of shares as of March 31, 2022 owned by directors of the Company as of the date of this annual report.
Directors

Name	Number of shares held (Number of shares to be provided)(1)

Christophe Weber	491,400
(712,204)
Masato Iwasaki	61,496
(84,705)
Andrew Plump	—
(307,539)

Name	Number of shares held (Number of shares to be provided)(1)
Costa Saroukos	52,300
(206,171)
Olivier Bohuon	—
(17,607)
Jean-Luc Butel	—
(21,783)
Ian Clark	—
(17,607)
Yoshiaki Fujimori	5,600
(19,769)
Steven Gillis	—
(17,607)
Koji Hatsukawa	3,100
(19,769)
Emiko Higashi	—
(21,783)
Masami Iijima	—
(5,149)
Michel Orsinger	—
(21,783)
John Maraganore	—
—
Kimberly A. Reed	—
—
Total	613,896
(1,473,476)

_____________
Note:
(1)The number of shares held represents the number of ordinary shares held as of March 31, 2022. The number of shares to be provided includes the number of ordinary shares and the number of ordinary shares represented by ADSs vested but undelivered and scheduled to be vested under the Board Incentive Plan (“BIP”), Employee Stock Ownership Plan (“ESOP”) and Long-Term Incentive Plan (“LTIP”).
    Each of our directors held less than one percent of our total issued shares as of March 31, 2022. Shares held by directors have equal voting rights as common stock held by other holders.

The number of shares to be provided pursuant to the BIP, ESOP and LTIP is comprised of Restricted Stock Unit awards (“RSU awards”), Performance Share Unit awards for BIP/ESOP and Performance Stock Unit awards for LTIP (“PSU awards”). RSU awards vest one third each year over a three-year period and PSU awards vest three years from the date of grant. Included PSU awards to be vested in the future years represent the total number of shares to be issued assuming that relevant targets are met at the 100% level; the actual number of shares issued may be fewer or greater depending on the level at which targets are met.
The above table does not include 71,679 ADSs, 1,300 ADSs, 2,096 ADSs, and 8,257 ADSs and 9,353 ADSs held by Andrew Plump, Olivier Bohuon, Ian Clark, Steven Gillis, Kimberly A. Reed, and their close family members, respectively, in each case as of March 31, 2022. Each ADS represents one half of an ordinary share.
    For detailed information about our share-based compensation plans, including BIP, ESOP, LTIP, stock option plan, stock incentive plan, phantom stock appreciation rights and restricted stock units, see Note 28 to our audited consolidated financial statements.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth the number of shares held of record by each of our principal shareholders as well as the percentage of our issued shares held by each of our principal shareholders as of March 31, 2022.

Shareholder	Number of shares held of record	Percentage of issued shares(1)
	(thousands, except percentages)
The Master Trust Bank of Japan, Ltd. (Trust account)	248,184	15.91%
Custody Bank of Japan, Ltd. (Trust account)	79,824	5.12
The Bank of New York Mellon as depositary bank for depositary receipt holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	57,869	3.71
Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.)	31,824	2.04
State Street Bank West Client-Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	28,501	1.83
JPMorgan Securities Japan Co., Ltd.	24,126	1.55
JP Morgan Chase Bank 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	19,861	1.27
Takeda Science Foundation	17,912	1.15
SSBTC Client Omnibus Account (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited Tokyo Branch	16,940	1.09
State Street Bank and Trust Company 505225 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	16,028	1.03
Total	541,070	34.69%
___________
Note:

(1)Percentage of issued shares excludes treasury stock held as of March 31, 2022. As of March 31, 2022, we held 31,891,746 shares of common stock as treasury stock, which include 22,645,917 shares held by us, 9,160,703 shares held in trust for our stock-based compensation plans and 85,126 shares held by equity-method affiliates (based on our ownership percentage in them). The total number of issued shares, less treasury stock, used to calculate percentages in the above table include such shares held in trust or by equity-method affiliates.
Our major shareholders of common stock have the same voting rights as other holders of common stock.
According to a statement on Schedule 13G (Amendment No. 1) filed on February 4, 2022, Sumitomo Mitsui Trust Holdings, Inc. beneficially owned 90,913,734 shares of our common stock, representing 5.70% of our outstanding shares of common stock. However, we have not confirmed the status of these shareholdings as of March 31, 2022.
According to a statement on Schedule 13G (Amendment No. 3) filed on February 2, 2022, BlackRock, Inc. beneficially owned 104,941,952 shares of our common stock, representing 6.60% of our outstanding shares of common stock. However, we have not confirmed the status of these shareholdings as of March 31, 2022.
As of March 31, 2022, there were 309 holders of record of our common stock with addresses in the U.S., whose shareholdings represented approximately 17% of our outstanding common stock on that date. One such shareholder was The Bank of New York Mellon as depositary for holders of ADSs, which held 57,869 million shares, or 3.71% of the total number of shares in issue, as of March 31, 2022. Because some of these shares were held by brokers or other nominees, the number of holders of record with addresses in the U.S. might not fully reflect the number of beneficial owners in the U.S.
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
Dividends
Takeda’s policy on the allocation of capital is as follows:
•Invest in growth drivers;
•Deleverage rapidly; and
•Shareholder returns.
In respect of “Invest in growth drivers”, Takeda makes disciplined and focused investments in value-creating business opportunities including R&D, new product launches, including in China, and plasma-derived therapies. With regard to “Deleverage rapidly”, Takeda is targeting a 2x (i.e. “low-twos”) net debt/adjusted EBITDA ratio by the fiscal year ending March 2024 and has committed to maintaining solid investment grade credit ratings. In respect of “Shareholder returns”, Takeda maintains its well-established dividend policy of 180 yen per share annually, alongside share buybacks when appropriate. We believe we are positioned for revenue and profit growth over the medium-term.
As noted above, the return of capital to shareholders is one of the focus areas for our management, and we believe our dividend policy is an important tool for accomplishing our goals.
The following table sets forth the dividends paid with respect to each of our fiscal years indicated.

Dividends declared and paid	JPY (billions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2019, to March 31, 2020
Q1 2019	¥140.8	¥90.00	March 31, 2019	June 28, 2019
Q3 2019	141.9	90.00	September 30, 2019	December 2, 2019
April 1, 2020, to March 31, 2021
Q1 2020	141.9	90.00	March 31, 2020	June 25, 2020
Q3 2020	141.9	90.00	September 30, 2020	December 1, 2020
April 1, 2021, to March 31, 2022
Q1 2021	141.9	90.00	March 31, 2021	June 30, 2021
Q3 2021	142.4	90.00	September 30, 2021	December 1, 2021
Dividend declared for which the effective date falls in the following fiscal year are as follows:

Dividends declared	JPY (billions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2022, to March 31, 2023
Q1 2022	¥140.4	¥90.00	March 31, 2022	June 30, 2022

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
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of March 31, 2022, our authorized share capital consisted of 3,500,000,000 shares of common stock of which 1,582,252,525 shares were issued.
Only the holders of our common stock will be entitled to the shareholder rights described below. In order to exercise the rights described below, holders of our ADSs will be required to withdraw their ADSs in favor of shares of our common stock in order to exercise their rights as shareholders. Additional information about the rights of ADSs is available in Exhibit 2.2.

Article 3 of our Articles of Incorporation, which are included as an exhibit hereto, set forth our objects and purposes, which are to engage in the following businesses:
•Manufacture, purchase and sale of medicines, chemicals for non-medicinal uses, quasi-medicines, medical instruments, appliances and supplies, measuring equipment, cosmetics, food products, beverages, food additives, livestock feed additives and other chemical products, and instruments, appliances and equipment relating to any of the foregoing products;
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
Licensing and Collaboration Agreements
In the ordinary course of our business, we enter into agreements for licensing or collaboration in the development and commercialization of products. Our business does not materially depend on any one of these agreements. Instead, they form a portion of our overall strategy to leverage a mix of internal and external resources to develop and commercialize new products. Certain of the agreements which have led to successful commercialization to date are summarized in “Item 4. Information on the Company—B. Business Overview—Licensing and Collaboration.” Our Licensing and Collaboration Agreement with Seagen Inc. (formerly Seattle Genetics, Inc.) is filed as an exhibit hereto to provide investors with an example of one such agreement. We believe this agreement is representative of our licensing and collaboration agreements for marketed products in that it provides for the payment of development and commercial milestone payments and sales-based royalties and sets forth the parties’ responsibilities relating to the terms of co-development, co-manufacturing and co-marketing efforts, as well as providing for certain geographic limitations and limitations on term for the relevant licensing and collaboration efforts. The specific terms of each of our licensing or collaboration agreements are negotiated individually. Agreements for compounds still in development may have additional terms governing, for example, equity investments or other financial and non-financial matters.

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
(ii)    the acquisition is affected through any bank, financial instruments business operator, crypto-asset exchange service provider or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or
(iii)    the acquisition constitutes an “inward direct investment” described below.
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
You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in income will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend is distributed, even if the depositary (a) converts the yen into U.S. dollars at a different rate or (b) does not convert the dividend payment into U.S. dollars. If the depositary converts the yen into U.S. dollars at a different rate, then you will recognize U.S. source ordinary income (that would not be treated as qualified dividends) or loss equal to the difference between the U.S. dollars that you receive and the U.S. dollar amount that you included as dividend income. If the depositary does not convert the dividend payment into U.S. dollars, then you will recognize U.S. source ordinary income (that would not be treated as qualified dividends) or loss upon a conversion of the yen into U.S. dollars equal to the difference between the U.S. dollars that you receive in the conversion and the U.S. dollar amount that you included as dividend income.
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
Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your U.S. federal income tax liability. However, under recently issued United States Treasury regulations, it is possible that such withholding tax will not be creditable unless the U.S. holder is eligible to claim the benefits of the Treaty and elects to apply the Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your U.S. federal income tax liability.
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
Capital Gains
If you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

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
Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the U.K. and the U.S. generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaty, among others, with Spain generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the U.S., dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, the Netherlands, Spain, Switzerland, and the U.K. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our shares or ADSs.
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

Direct and Indirect Payments by the Depositary
The depositary has agreed to make revenue sharing payments to us based on a fixed portion of the net issuance, net cancellation and net depositary servicing fees received by it under the deposit agreement, subject to a minimum annual payment based on the total of such fees received by the depositary. In the fiscal year ended March 31, 2022, we received 2.5 million USD of such revenue sharing payments.
The depositary has also agreed to waive fees and expenses for services provided to us, to ADS holders or to their respective brokers by the depositary in connection with the establishment, administration and ongoing servicing of the ADS program. Furthermore, the depositary has agreed to waive fees for certain value-added services, including training for our staff, investor relations advisory services and access to the depositary’s analytics and reporting platform. Accordingly, in the fiscal year ended March 31, 2022, the depositary waived approximately 0.1 million USD of fees and expenses.

Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
We have carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of March 31, 2022. Disclosure controls and procedures require that information to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO have concluded that, as of March 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.
Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Takeda’s internal control over financial reporting is designed to provide reasonable assurance to management regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements in accordance with IFRS. Management assessed the effectiveness of Takeda’s internal control over financial reporting as of March 31, 2022 based on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that, Takeda’s internal control over financial reporting is effective as of March 31, 2022. The effectiveness of internal control over financial reporting as of March 31, 2022 has been audited by KPMG AZSA LLC, our independent registered public accounting firm. Its audit report on the effectiveness of Takeda’s internal control over financial reporting is included in the audited consolidated financial statements.
Attestation Report of the Registered Public Accounting Firm
See “—Report of Independent Registered Public Accounting Firm” included in the audited consolidated financial statements.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended March 31, 2022 that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Koji Hatsukawa, an external director and member of our Audit and Supervisory Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the listing standards of the New York Stock Exchange as applicable to Takeda and as further set forth in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics
We have adopted the Takeda Global Code of Conduct, which applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Takeda Global Code of Conduct is posted on our corporate website at https://www.takeda.com/who-we-are/global-ethics-compliance/. No waivers to the Global Code of Conduct were granted to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions in the fiscal year ended March 31, 2022.
Item 16C. Principal Accountant Fees and Services
Audit and Non‑Audit Fees
The following table sets forth the fees billed to us by our independent certified public accountant, KPMG AZSA LLC (including its Japanese and non-Japanese affiliates), in the fiscal years ended March 31, 2021 and 2022:

	For the fiscal year ended March 31,
	2021		2022
	(billions of yen)
Audit fees (1)	~~¥~~	3.70	~~¥~~	3.58
Audit‑related fees (2)		0.03		0.04
Tax fees (3)		0.00		0.00
Other fees (4)		0.00		0.00
Total fees	~~¥~~	3.73	~~¥~~	3.62
____________
Notes:
(1)Audit fees were related to the audit of our consolidated financial statements and other services provided in connection with statutory and regulatory filings or engagements.
(2)Audit‑related fees include fees related to preparation of consent letter regarding the issuance of Form S-8 and preparation of comfort letters regarding the issuance of bonds.
(3)Tax fees were related to tax compliance and other tax-related services.
(4)Other fees in the fiscal years ended March 31, 2021 include fees related to advisory services for “International Financial Reporting Standards”.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2022:

	Total number of shares purchased (1)	Average price paid per share (yen)	Total number of shares purchased as part of publicly announced plans or programs (2)	Maximum approximate value of shares that may yet be purchased under the plans or programs (billions of yen)
April 1 to April 30, 2021	198	¥3,808.48	—	¥—
May 1 to May 31, 2021	666,878	3,793.58	666,600	—
June 1 to June 30, 2021	213	3,759.82	—	—
July 1 to July 31, 2021	496	3,726.25	—	—
August 1 to August 31, 2021	279	3,711.68	—	—
September 1 to September 30, 2021	455	3,761.72	—	—
October 1 to October 31, 2021	494	3,276.40	—	—
November 1 to November 30, 2021	15,335,915	3,259.06	15,335,700	50
December 1 to December 31, 2021	221	3,105.06	—	50
January 1 to January 31, 2022	300	3,282.83	—	50
February 1 to February 28, 2022	7,134,084	3,503.47	7,133,700	25
March 1 to March 31, 2022	359	3,515.53	—	25
Total	23,139,892	¥3,541.99	23,136,000	¥—
___________
Notes:
(1)Total number of shares purchased in the above table reflect (a) purchases of shares in relation to stock-based incentive compensation plans, (b) acquisition of own shares in relation to up to the 100.0 billion JPY share buyback approved by our board of directors on October 28, 2021 and (c) purchases of shares constituting less than one “unit” (100 shares).
A total of 3,892 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2022, due to our purchase of shares constituting less than one “unit” (100 shares) from holders of shares constituting less than one unit at the current market price of those shares.
(2)Total number of shares purchased as part of publicly announced plans or programs in the above table reflect (a) purchases of shares in May 2021 in relation to stock-based incentive compensation plans and (b) acquisition of own shares during November 2021 through February 2022 in relation to the share buyback resolved at the board of directors meeting on October 28, 2021.
On May 11, 2021, we announced that our board of directors resolved to continue the stock compensation plan which was introduced as a long-term incentive plan for members of the board of directors in the fiscal year ended March 31, 2017, as well as to continue the stock grant system which was introduced in the fiscal year ended March 31, 2015 as a global long-term incentive plan for Company Group Management in Japan.
On October 28, 2021, we announced that our board of directors had resolved to approve the repurchase of shares of common stock by us, consisting of a total of up to 35 million shares for a total aggregate purchase price of up to 100.0 billion JPY to be purchased through a trust bank between November 2, 2021 and April 29, 2022. Pursuant to this plan, we repurchased an aggregate of 22,469,400 shares through March 31, 2022.
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
Takeda is a “company with audit and supervisory committee” as defined in the Companies Act. Companies with audit and supervisory committees are not required to have a majority of independent directors. Such companies must have a board of directors as well as an audit and supervisory committee consisting of at least three of its directors. A majority of the members of the audit and supervisory committee must be “external directors” as defined under the Companies Act, which differs from, and may be considered to be less stringent than, the director independence standards under the NYSE listed company manual in that they constitute prescriptive requirements relating to service as company management. Additionally, under the regulations of the Tokyo Stock Exchange, we are required to have at least one director who is “independent” for the purposes of such regulations, which are more stringent than the requirements for “external directors” under the Companies Act, but also constitute certain prescriptive requirements relating to the director’s current or previous relationships with the company.
Our board of directors consists of 15 directors, of which 11 are external directors under the Companies Act. Our Audit and Supervisory Committee is comprised of four of our directors, all of whom qualify as external directors under this standard. Each of our external directors also qualifies as “independent” as described under “Director Independence (303A.02)” below, and each of the members of our Audit and Supervisory Committee qualifies as “independent” for purposes of Rule 10A-3 under the Exchange Act.
Directors who are Audit and Supervisory Committee members are elected separately from our other directors. The term of office for a director who is an Audit and Supervisory Committee member is two years, whereas the term of office for other directors is one year.
Director Independence (303A.02)
We deem a director as being an “independent director” when such director also meets independence requirements stipulated in the regulations of the Tokyo Stock Exchange, on which our common stock is listed, and independence requirements established internally. These requirements differ in certain respects from the requirements under the NYSE listed company manual. Our internal independence standards emphasize the satisfaction of certain skills- or experience-based criteria in addition to meeting applicable regulatory and statutory independence standards.
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
Although the Companies Act does not require companies with audit and supervisory committees to establish nomination committees or compensation committees, we have voluntarily established such committees in order to ensure transparency. Our Nomination Committee consists of five directors (all of which are independent external directors for the purposes of Japanese law and the rules of the Tokyo Stock Exchange) plus one director as an observer who is not an external director. Director candidates nominated by our Board of Directors based on the advice of our Nomination Committee must be approved at our general meeting of shareholders. Unlike the nomination/corporate governance committees of U.S. domestic issuers, our Nomination Committee is not also responsible for corporate governance policies.
Our Compensation Committee consists of four directors (all of which are independent external directors for the purposes of Japanese law and the rules of the Tokyo Stock Exchange). The maximum total amount of compensation for our directors must be approved at our general meeting of shareholders, provided that the maximum total amounts for directors who are Audit and Supervisory Committee members and for other directors must be separately approved. The individual amounts of compensation for our directors (other than Audit and Supervisory Committee members) is determined in accordance with the compensation standards determined by our board of directors or a resolution of our board of directors. The Board of Directors delegates the decision on the amount of compensation for individual directors to the Compensation Committee. The individual amounts of compensation for our Audit and Supervisory Committee members are determined by discussion among the Audit and Supervisory Committee members.
Our Audit and Supervisory Committee consists of four directors (all of whom are independent external directors for the purposes of Japanese law and the rules of the Tokyo Stock Exchange), and all of whom currently satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our Audit and Supervisory Committee does not necessarily satisfy all of the additional audit committee requirements applicable to NYSE-listed U.S. domestic companies under Section 303A.07, nor is it required to under the standards applicable to foreign private issuers under Section 303A. U.S. domestic issuers listed on NYSE are also required to disclose the respective charters of their nomination/corporate governance committee, their compensation committee and their audit committee. Although Japanese law and the regulations of the Tokyo Stock Exchange do not require us to disclose these charters, we voluntarily publish our Nomination Committee Charter, Compensation Committee Charter and Audit and Supervisory Committee Charter on our website in order to increase the transparency of our corporate governance.
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
Code of Business Conduct and Ethics (303A.10)
U.S. domestic issuers listed on NYSE are required to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Although not required to do so under the NYSE listed company manual, we have established a global code of business conduct and ethics, known as the Takeda Global Code of Conduct, which is posted on our website. Although the Takeda Global Code of Conduct functions as a code of business conduct and ethics, it is not required to cover all of the same areas as that of a U.S. domestic issuer under the NYSE listed company manual. Pursuant to the requirements of Form 20-F, waivers, if any, to the Takeda Global Code of Conduct given to our directors or senior management are disclosed by us in our annual reports on Form 20-F. No such waivers were granted in the fiscal year ended March 31, 2022.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Part III
Item 17. Financial Statements
The Company has responded to Item 18 in lieu of this item.
Item 18. Financial Statements
The information required by this item is set forth in our consolidated financial statements included in this annual report.
Item 19. Exhibits

Exhibit No.	Exhibit
Exhibit 1.1*	Articles of Incorporation of Takeda Pharmaceutical Company Limited (English Translation)
Exhibit 1.2*	Board of Directors Charter of Takeda Pharmaceutical Company Limited (English Translation).
Exhibit 1.3*	Company Share Policy of Takeda Pharmaceutical Company Limited (English Translation).
Exhibit 2.1
Form of Amended and Restated Deposit Agreement among the Takeda Pharmaceutical Company Limited, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form 20-F of the registrant, filed on December 17, 2018).

Exhibit 2.2
Description of the rights of each class of securities that is registered under Section 12 of the Exchange Act as of the end of the period covered by this report (incorporated by reference to Exhibit 2.2 to the Annual Report for the Fiscal Year Ended March 31, 2021 on Form 20-F of the registrant, filed on June 29, 2021).

Exhibit 4.1+
Collaboration Agreement dated December 14, 2009 by and between Seattle Genetics, Inc. and Millennium Pharmaceuticals, Inc (incorporated by reference to Exhibit 4.1 to the Annual Report for the Fiscal Year Ended March 31, 2021 on Form 20-F of the registrant, filed on June 29, 2021).

Exhibit 4.2	Takeda Pharmaceutical Company Limited Long Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of the registrant filed on June 25, 2020).
Exhibit 8.1	List of subsidiaries of Takeda Pharmaceutical Company Limited, as of March 31, 2022: See “Item 4. Information on the Company—C. Organizational Structure.”
Exhibit 12.1*	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a).
Exhibit 12.2*	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a).
Exhibit 13.1*	Certification of the chief executive officer required by 18 U.S.C. Section 1350.
Exhibit 13.2*	Certification of the chief financial officer required by 18 U.S.C. Section 1350.
Exhibit 15.1*	Consent of Independent Registered Public Accounting Firm.
Exhibit 15.2*	Consent of Independent Registered Public Accounting Firm.
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	The cover page for the registrant’s Annual Report on Form 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL
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
Date: June 29, 2022

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Takeda Pharmaceutical Company Limited and its subsidiaries (the Company) as of March 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 29, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Evaluation of the provisions for U.S. Medicaid, U.S. Medicare and U.S. commercial managed care rebates
As discussed in Notes 3 and 23 to the consolidated financial statements, the Company recorded provisions for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. State and Federal government health programs (collectively, U.S. rebates) of 266,113 million JPY which included U.S. Medicaid and U.S. Medicare as well as U.S. commercial managed care programs as a reduction to gross sales to arrive at net sales as of March 31, 2022. The provisions for U.S. rebates are recorded in the same period that the corresponding revenues are recognized; however, the U.S. rebates are not fully paid until subsequent periods.
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
Valuation of goodwill
As discussed in Notes 3 and 11 to the consolidated financial statements, the Company recorded goodwill of 4,407,749 million JPY as of March 31, 2022. Goodwill was tested for impairment at the single operating segment level (one cash generating unit (CGU)), which was the level at which goodwill was monitored for internal management purposes. Goodwill was tested for impairment annually and whenever there is any indication of impairment. Impairment loss for goodwill is recognized if the recoverable amount of goodwill is less than the carrying amount. The recoverable amount of goodwill was assessed based on fair value less costs of disposal. The fair value less costs of disposal was determined by discounting the estimated future cash flows based on a 10-year projection using a terminal growth rate and a discount rate as well as deducting the estimated costs of disposal. The projection included the sales forecast related to certain products as the significant assumption. The Company did not record an impairment loss for goodwill as a result of the impairment testing.
We identified the valuation of goodwill as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate the sales forecast related to certain products used to determine the fair value in the impairment testing of goodwill.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control over the sales forecast related to certain products in the Company’s fair value measurement process for the annual goodwill impairment test. We evaluated the reasonableness of the Company’s sales forecast related to certain products. We compared such sales forecast with a sales forecast independently developed using forecasted revenue growth rates from external information such as analysts’ expectations, industry trends and market trends based on the most recent actual sales. We evaluated the Company’s ability to accurately forecast sales related to certain products by comparing the Company’s previous sales forecast to the actual sales.

/s/ KPMG AZSA LLC
We have served as the Company’s auditor since 2007.
Tokyo, Japan
June 29, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Takeda Pharmaceutical Company Limited and its subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated June 29, 2022 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG AZSA LLC
Tokyo, Japan
June 29, 2022

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Profit or Loss for the Year Ended March 31,

		JPY (millions, except per share data)
	Note	2020	2021	2022
Revenue	4	¥3,291,188	¥3,197,812	¥3,569,006
Cost of sales		(1,089,764)	(994,308)	(1,106,846)
Selling, general and administrative expenses		(964,737)	(875,663)	(886,361)
Research and development expenses		(492,381)	(455,833)	(526,087)
Amortization and impairment losses on intangible assets associated with products	12	(455,420)	(421,864)	(472,915)
Other operating income	5	60,213	318,020	43,123
Other operating expenses	5	(248,691)	(258,895)	(159,075)
Operating profit		100,408	509,269	460,844
Finance income	6	27,831	105,521	23,700
Finance expenses	6	(165,006)	(248,631)	(166,607)
Share of profit (loss) of investments accounted for using the equity method	14	(23,987)	76	(15,367)
Profit (loss) before tax		(60,754)	366,235	302,571
Income tax (expenses) benefit	7, 32	105,044	9,936	(72,405)
Net profit for the year		¥44,290	¥376,171	¥230,166
Attributable to:
Owners of the Company	8	¥44,241	¥376,005	¥230,059
Non-controlling interests		49	166	107
Net profit for the year		¥44,290	¥376,171	¥230,166
Earnings per share (JPY)
Basic earnings per share	8	¥28.41	¥240.72	¥147.14
Diluted earnings per share	8	28.25	238.96	145.87

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Comprehensive Income for the Year Ended March 31,

		JPY (millions)
	Note	2020	2021	2022
Net profit for the year		¥44,290	¥376,171	¥230,166
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	9	(3,512)	61,866	(14,626)
Remeasurement of defined benefit pension plans	9	(6,398)	4,866	20,783
		(9,910)	66,732	6,158
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9	(207,072)	309,304	583,969
Cash flow hedges	9	(25,689)	(45,345)	2,173
Hedging cost	9	(857)	(9,147)	2,457
Share of other comprehensive loss of investments accounted for using the equity method	9, 14	(181)	(299)	(497)
		(233,799)	254,513	588,103
Other comprehensive income (loss) for the year, net of tax	9	(243,709)	321,245	594,261
Total comprehensive income (loss) for the year		¥(199,419)	¥697,416	¥824,427
Attributable to:
Owners of the Company		¥(199,569)	¥697,202	¥824,258
Non-controlling interests		150	214	168
Total comprehensive income (loss) for the year		¥(199,419)	¥697,416	¥824,427

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Financial Position as of March 31,

		JPY (millions)
	Note	2021	2022
Assets
Non-current assets:
Property, plant and equipment	10	¥1,453,917	¥1,582,800
Goodwill	11	4,033,917	4,407,749
Intangible assets	12	3,909,106	3,818,544
Investments accounted for using the equity method	14	112,468	96,579
Other financial assets	15	235,882	233,554
Other non-current assets		100,341	82,611
Deferred tax assets	7	353,769	362,539
Total non-current assets		10,199,400	10,584,376
Current assets:
Inventories	16	753,881	853,167
Trade and other receivables	17	783,091	696,644
Other financial assets	15	36,598	25,305
Income taxes receivable		29,623	27,733
Other current assets		122,789	141,099
Cash and cash equivalents	18	966,222	849,695
Assets held for sale	19	20,689	—
Total current assets		2,712,893	2,593,642
Total assets		¥12,912,293	¥13,178,018

See accompanying notes to consolidated financial statements.

		JPY (millions)
	Note	2021	2022
Liabilities and Equity
Liabilities:
Non-current liabilities:
Bonds and loans	20	¥4,613,218	¥4,141,418
Other financial liabilities	21	517,677	468,943
Net defined benefit liabilities	22	158,857	145,847
Income taxes payable		33,690	21,634
Provisions	23	38,748	52,199
Other non-current liabilities	24	56,898	67,214
Deferred tax liabilities	7	542,852	451,511
Total non-current liabilities		5,961,940	5,348,764
Current liabilities:
Bonds and loans	20	22,153	203,993
Trade and other payables	25	343,838	516,297
Other financial liabilities	21	248,053	196,071
Income taxes payable	32	145,203	200,918
Provisions	23	471,278	443,502
Other current liabilities	24	542,651	584,949
Total current liabilities		1,773,176	2,145,730
Total liabilities		7,735,116	7,494,495
Equity:
Share capital		1,668,145	1,676,263
Share premium		1,688,424	1,708,873
Treasury shares		(59,552)	(116,007)
Retained earnings		1,509,906	1,479,716
Other components of equity		366,114	934,173
Equity attributable to owners of the Company		5,173,037	5,683,019
Non-controlling interests		4,140	504
Total equity		5,177,177	5,683,523
Total liabilities and equity		¥12,912,293	¥13,178,018

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2019	¥1,643,585	¥1,650,232	¥(57,142)	¥1,595,431	¥299,128	¥46,380	¥2,959	¥1,412	¥—	¥349,879	¥5,181,985	¥4,006	¥5,185,991
Cumulative effects of changes in accounting policies				(512)						—	(512)		(512)
Restated opening balance	1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the year				44,241						—	44,241	49	44,290
Other comprehensive income (loss)					(207,280)	(3,586)	(25,689)	(857)	(6,398)	(243,810)	(243,810)	101	(243,709)
Comprehensive income (loss) for the year	—	—	—	44,241	(207,280)	(3,586)	(25,689)	(857)	(6,398)	(243,810)	(199,569)	150	(199,419)
Transactions with owners:
Issuance of new shares	24,538	24,538								—	49,076		49,076
Acquisition of treasury shares			(52,750)							—	(52,750)		(52,750)
Disposal of treasury shares		(0)	1							—	1		1
Dividends (Note 26)				(282,693)						—	(282,693)	(153)	(282,846)
Transfers from other components of equity				13,505		(19,903)			6,398	(13,505)	—		—
Share-based compensation (Note 28)		29,122								—	29,122		29,122
Exercise of share-based awards (Note 28)		(23,605)	22,428							—	(1,177)		(1,177)
Total transactions with owners	24,538	30,055	(30,321)	(269,188)	—	(19,903)	—	—	6,398	(13,505)	(258,421)	(153)	(258,574)
As of March 31, 2020	¥1,668,123	¥1,680,287	¥(87,463)	¥1,369,972	¥91,848	¥22,891	¥(22,730)	¥555	¥—	¥92,564	¥4,723,483	¥4,003	¥4,727,486

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2020	¥1,668,123	¥1,680,287	¥(87,463)	¥1,369,972	¥91,848	¥22,891	¥(22,730)	¥555	¥—	¥92,564	¥4,723,483	¥4,003	¥4,727,486
Net profit for the year				376,005						—	376,005	166	376,171
Other comprehensive income (loss)					308,950	61,873	(45,345)	(9,147)	4,866	321,197	321,197	48	321,245
Comprehensive income (loss) for the year	—	—	—	376,005	308,950	61,873	(45,345)	(9,147)	4,866	321,197	697,202	214	697,416
Transactions with owners:
Issuance of new shares	22	22								—	44		44
Acquisition of treasury shares			(2,141)							—	(2,141)		(2,141)
Disposal of treasury shares		(0)	2							—	2		2
Dividends (Note 26)				(283,718)						—	(283,718)	(77)	(283,795)
Transfers from other components of equity				47,647		(42,781)			(4,866)	(47,647)	—		—
Share-based compensation (Note 28)		37,663								—	37,663		37,663
Exercise of share-based awards (Note 28)		(29,548)	30,050							—	502		502
Total transactions with owners	22	8,137	27,911	(236,071)	—	(42,781)	—	—	(4,866)	(47,647)	(247,648)	(77)	(247,725)
As of March 31, 2021	¥1,668,145	¥1,688,424	¥(59,552)	¥1,509,906	¥400,798	¥41,983	¥(68,075)	¥(8,592)	¥—	¥366,114	¥5,173,037	¥4,140	¥5,177,177

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2021	¥1,668,145	¥1,688,424	¥(59,552)	¥1,509,906	¥400,798	¥41,983	¥(68,075)	¥(8,592)	¥—	¥366,114	¥5,173,037	¥4,140	¥5,177,177
Net profit for the year				230,059						—	230,059	107	230,166
Other comprehensive income (loss)					583,343	(14,558)	2,173	2,457	20,783	594,200	594,200	61	594,261
Comprehensive income (loss) for the year	—	—	—	230,059	583,343	(14,558)	2,173	2,457	20,783	594,200	824,258	168	824,427
Transactions with owners:
Issuance of new shares (Note 26)	8,118	14,036								—	22,154		22,154
Acquisition of treasury shares (Note 26)			(79,447)							—	(79,447)		(79,447)
Disposal of treasury shares		(0)	1							—	1		1
Dividends (Note 26)				(284,246)						—	(284,246)		(284,246)
Changes in ownership				(2,143)						—	(2,143)	(3,804)	(5,948)
Transfers from other components of equity				26,141		(5,357)			(20,783)	(26,141)	—		—
Share-based compensation (Note 28)		43,374								—	43,374		43,374
Exercise of share-based awards (Note 28)		(36,960)	22,992							—	(13,968)		(13,968)
Total transactions with owners	8,118	20,450	(56,454)	(260,249)	—	(5,357)	—	—	(20,783)	(26,141)	(314,276)	(3,804)	(318,080)
As of March 31, 2022	¥1,676,263	¥1,708,873	¥(116,007)	¥1,479,716	¥984,141	¥22,068	¥(65,901)	¥(6,135)	¥—	¥934,173	¥5,683,019	¥504	¥5,683,523

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows for the Year Ended March 31,

		JPY (millions)
	Note	2020	2021	2022
Cash flows from operating activities:
Net profit for the year		¥44,290	¥376,171	¥230,166
Depreciation and amortization		583,649	559,671	583,151
Impairment losses		101,882	25,452	54,515
Equity-settled share-based compensation		29,122	37,663	43,374
Change in estimate of liabilities related to SHP647	5	—	(60,179)	—
Loss (gain) on sales and disposal of property, plant and equipment		(990)	(2,109)	655
Gain on divestment of business and subsidiaries		(16,755)	(229,993)	(7,829)
Loss on liquidation of foreign operations		399	—	—
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net		(18,387)	59,277	(11,195)
Finance (income) and expenses, net		137,175	143,110	142,907
Share of loss (profit) of investments accounted for using the equity method		23,987	(76)	15,367
Income tax expenses (benefit)		(105,044)	(9,936)	72,405
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables		(34,826)	(9,316)	127,294
Decrease (increase) in inventories		137,492	25,978	(46,148)
Increase (decrease) in trade and other payables		(29,932)	36,620	125,157
Increase (decrease) in provisions		21,938	49,099	(58,090)
Increase (decrease) in other financial liabilities		7,158	173,400	(49,608)
Other, net		15,362	37,786	41,409
Cash generated from operations		896,520	1,212,618	1,263,528
Income taxes paid		(234,612)	(235,801)	(147,724)
Tax refunds and interest on tax refunds received		7,844	34,114	7,301
Net cash from operating activities		669,752	1,010,931	1,123,105
Cash flows from investing activities:
Interest received		11,487	1,105	2,919
Dividends received		1,382	387	3,401
Acquisition of property, plant and equipment		(127,082)	(111,206)	(123,252)
Proceeds from sales of property, plant and equipment		12,578	46,453	1,815
Acquisition of intangible assets		(90,628)	(125,262)	(62,785)
Acquisition of investments		(7,551)	(12,596)	(8,341)
Proceeds from sales and redemption of investments		49,402	74,604	16,921
Acquisition of businesses, net of cash and cash equivalents acquired		(4,890)	—	(49,672)
Proceeds from sales of business, net of cash and cash equivalents divested		461,546	530,388	28,196
Other, net		(14,125)	(10,343)	(7,328)
Net cash from (used in) investing activities		292,119	393,530	(198,125)
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	27	(351,223)	(149,043)	(2)
Proceeds from issuance of bonds and long-term loans	27	496,190	1,179,515	249,334
Repayments of bonds and long-term loans	27	(701,057)	(1,651,706)	(810,115)
Payments for settlement of forward rate agreement related to bonds		—	(34,830)	—
Acquisition of treasury shares		(3,737)	(2,141)	(77,531)
Interest paid		(127,211)	(107,350)	(108,207)
Dividends paid		(282,582)	(283,357)	(283,665)
Acquisition of non-controlling interests		(1,700)	—	—
Repayments of lease liabilities	27	(30,000)	(39,270)	(39,694)
Other, net		(3,893)	(172)	(385)
Net cash used in financing activities		(1,005,213)	(1,088,354)	(1,070,265)
Net increase (decrease) in cash and cash equivalents		(43,342)	316,107	(145,285)
Cash and cash equivalents at the beginning of the year
(Consolidated statements of financial position)	18	702,093	637,614	966,222
Cash and cash equivalents reclassified back from assets held for sale		629	—	—
Cash and cash equivalents at the beginning of the year		702,722	637,614	966,222
Effects of exchange rate changes on cash and cash equivalents		(21,766)	12,501	28,758
Cash and cash equivalents at the end of the year
(Consolidated statements of financial position)	18	637,614	966,222	849,695

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
1. Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda’s principal pharmaceutical products include medicines in the following key business areas: gastroenterology (“GI”), rare diseases, Plasma-Derived Therapies (“PDT”) immunology, oncology, and neuroscience.
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
Approval of Financial Statements
The Company’s consolidated financial statements presented were approved on June 29, 2022 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer (“CFO”) Costa Saroukos.
Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including equity investments, derivative financial instruments, and financial assets and liabilities associated with contingent consideration arrangements.
Functional and Presentation Currency
The consolidated financial statements are presented in Japanese Yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated. In tables with rounded figures, sums may not add up due to rounding.
New Accounting Standards and Interpretations Adopted
During the year ended March 31, 2022, there were no new accounting standards applied by Takeda that had a significant impact on Takeda’s consolidated financial statements.
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

Information about judgments and estimates that have been made in the process of applying accounting policies and that have significant effects on the amounts reported in the consolidated financial statements, and information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements, are as follows:
•Recognition and measurement of taxes based on uncertain tax positions (Note 7)
•Recoverability of deferred tax assets (Note 7)
•Impairment of goodwill and intangible assets (Note 11 and Note 12)
•Measurement of provisions (Note 23)
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
Takeda also generates revenue in the form of royalty payments, upfront payments, and milestone payments from the out-licensing and sale of intellectual property (“IP”). Royalty revenue earned through a license is recognized when the underlying sales have occurred. Revenue from upfront payment is generally recognized when Takeda provides a right to use IP. Revenue from milestone payments is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and a significant reversal in the amount of revenue recognized will not occur. Revenue from other services such as R&D of therapeutic candidates that are out-licensed is recognized over the service period.
Takeda generally receives payments from customers within 60 days after entering into out-licensing contracts or confirmation by customers that conditions for the milestone payments are met. Takeda licenses its own intellectual property rights to customers and performs those transactions as a principal. Takeda also provides other services as a principal or an agent.
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
The estimated useful life of major asset items is as follows:
•Buildings and structures        3 to 50 years
•Machinery and vehicles        2 to 20 years
•Tools, furniture and fixtures        2 to 20 years

Goodwill
Goodwill arising from business combinations is stated at its cost less accumulated impairment losses. Goodwill is not amortized. Goodwill is allocated to cash-generating units (CGUs) or groups of cash-generating units that represent the lowest level within the entity for which information about goodwill is available and monitored for internal management purposes and are not larger than an operating segment. Goodwill is only allocated to CGUs or groups of CGUs that are expected to benefit from synergies related to the business combination from which goodwill arose and the method of allocation depends on the facts and circumstances of the business combination. Goodwill is tested for impairment annually and whenever there is any indication of impairment. Impairment losses on goodwill are recognized in the consolidated statements of profit or loss and no subsequent reversal will be made.
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
Subsequent Measurement
•Financial liabilities measured at FVTPL: Financial liabilities measured at FVTPL are subsequently measured at fair value, and any gains or losses arising on re-measurement are recognized in profit or loss. Financial liabilities measured at FVTPL include derivatives and financial liabilities associated with contingent consideration arrangements.
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
Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Sales of pharmaceutical products	¥3,204,152	¥3,105,376	¥3,295,723
Out-licensing and service income	87,036	92,436	273,283
Total	¥3,291,188	¥3,197,812	¥3,569,006
Revenue by Therapeutic Area and Product

	JPY (millions) For the Year Ended March 31

	2020	2021	2022
Gastroenterology:
ENTYVIO	¥347,196	¥429,281	¥521,778
TAKECAB-F (1)	72,713	84,822	102,397
GATTEX/REVESTIVE	61,812	64,564	75,751
DEXILANT	62,797	55,572	50,763
PANTOLOC/CONTROLOC (2)	49,463	43,120	40,275
ALOFISEL	373	784	1,843
Others	103,542	99,657	82,877
Total Gastroenterology	697,896	777,800	875,685
Rare Diseases:
Rare Metabolic:
ELAPRASE	67,924	68,786	73,119
REPLAGAL	51,253	51,764	51,714
VPRIV	38,013	38,518	42,408
NATPARA/NATPAR	13,635	3,552	5,353
Total Rare Metabolic	170,825	162,620	172,595
Rare Hematology:
ADVATE	157,856	128,535	118,491
ADYNOVATE/ADYNOVI	58,672	58,070	60,726
FEIBA	51,508	44,495	39,162
RECOMBINATE	17,089	13,389	12,297
Others	49,115	45,310	53,013
Total Rare Hematology	334,240	289,799	283,689
Hereditary Angioedema:
TAKHZYRO	68,271	86,718	103,242
FIRAZYR	32,662	26,824	26,691
Others	28,890	25,785	23,654
Total Hereditary Angioedema	129,823	139,327	153,587
Others	—	—	1,325
Total Rare Diseases	634,888	591,746	611,196

	JPY (millions) For the Year Ended March 31

PDT Immunology:
immunoglobulin	298,697	334,874	385,864
albumin	67,215	57,580	90,035
Others	28,253	27,935	31,052
Total PDT Immunology	394,165	420,389	506,951
Oncology:
VELCADE	118,321	101,112	110,046
LEUPLIN/ENANTONE	109,048	95,365	106,459
NINLARO	77,555	87,396	91,203
ADCETRIS	52,672	59,432	69,190
ICLUSIG	31,815	34,193	34,860
ALUNBRIG	7,237	8,806	13,644
Others	24,308	30,208	43,329
Total Oncology	420,956	416,512	468,730
Neuroscience:
VYVANSE/ELVANSE	274,077	271,531	327,052
TRINTELLIX	70,666	68,869	82,315
Others	93,777	76,897	72,926
Total Neuroscience	438,520	417,297	482,294
Other:
AZILVA-F (1)	76,749	82,205	76,297
LOTRIGA	31,752	31,765	32,690
Others (3)	596,262	460,098	515,164
Total Other	704,763	574,068	624,150
Total	¥3,291,188	¥3,197,812	¥3,569,006
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole
(3) The figures for the years ended March 31, 2020 and 2021 include the revenue of Takeda Consumer Healthcare Company Limited, which was divested on March 31, 2021.
The figure for the year ended March 31, 2022 includes the 133,043 million JPY selling price on sales of four diabetes products (NESINA, LIOVEL, INISYNC and ZAFATEK) in Japan to Teijin Pharma Limited recorded as revenue. As Takeda transferred only the assets, marketing rights and, eventually, marketing authorization associated with the pharmaceutical products which do not entail transfer of employees or associated contracts, Takeda applied IFRS 15 to the transaction and recorded the selling price in revenue.

Geographic Information
Takeda’s revenue from contracts with customers is based in the following geographic locations:

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Japan	¥592,786	¥559,748	¥658,983
U.S.	1,595,922	1,567,931	1,714,421
Europe and Canada	645,528	666,177	739,168
Asia (excluding Japan)	165,401	156,240	196,964
Latin America	143,456	121,638	128,467
Russia/CIS	76,835	57,560	62,057
Other	71,260	68,518	68,945
Total	¥3,291,188	¥3,197,812	¥3,569,006

“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.
Takeda’s non-current assets are held in the following geographic locations:

	JPY (millions) As of March 31
	2021	2022
Japan	¥413,402	¥401,019
U.S.	6,345,039	6,663,654
Switzerland	1,494,239	1,514,645
Other	1,210,197	1,277,902
Total	¥9,462,877	¥9,857,219
Non-current assets exclude financial instruments, deferred tax assets and net defined benefit assets.
Information Related to Major Customers
During the years ended March 31, 2020, 2021, and 2022, AmerisourceBergen Corporation and its subsidiaries (collectively, “AmerisourceBergen Group”) and McKesson Corporation and its subsidiaries (collectively, “McKesson Group”) represented more than 10% of Takeda’s sales. The sales to AmerisourceBergen Group were 367,625 million JPY, 370,759 million JPY, and 504,487 million JPY for the years ended March 31, 2020, 2021, and 2022, respectively. The sales to McKesson Group were 342,210 million JPY, 345,292 million JPY, and 406,709 million JPY for the years ended March 31, 2020, 2021, and 2022, respectively.
Other Revenue Information
Contract Balances

	JPY (millions) As of March 31
	2021	2022
Receivables from contracts with customers
Trade receivables (Note 17)	¥707,487	¥617,518
Contract assets
Unbilled receivables	5,680	5,926
Contract liabilities
Deferred income (Note 24)	31,995	50,832
Advance payments	2,768	81

Takeda’s contract assets relate to the right to receive consideration where performance was completed based on the contract, and trade receivables are recognized when the right to receive consideration becomes unconditional.
Takeda’s contract liabilities primarily relate to out-licensing arrangements or product purchase and supply agreements where Takeda receives cash consideration prior to the completion of its performance obligations under the agreements. The revenue recognized during the years ended March 31, 2020, 2021, and 2022 that was included in the contract liability balance as of the beginning of the year was 2,704 million JPY, 1,165 million JPY, and 30,022 million JPY, respectively. The revenue recognized during the years ended March 31, 2020, 2021, and 2022 from performance obligations satisfied (or partially satisfied) in previous periods was 48,825 million JPY, 57,903 million JPY, and 49,220 million JPY, respectively, and primarily relates to royalty income.
Transaction price allocated to the remaining performance obligations

	JPY (millions)
	Total	Duration of the remaining performance obligations
		Within one year	Between one and five years	More than five years
Contract liabilities as of March 31, 2021	¥34,763	¥31,788	¥2,263	¥712
Contract liabilities as of March 31, 2022	50,913	43,721	5,288	1,904

5.    Other Operating Income and Expenses

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Other operating income:
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements (Note 27)	¥18,383	¥13,663	¥11,195
Gain on sales of property, plant and equipment and investment property	3,152	4,734	1,148
Gain on divestment of business to Teva Takeda Yakuhin	14,166	1,460	1,414
Gain on divestment of business and subsidiaries (Note 19)	2,553	228,923	5,602
Insurance proceeds	8,279	479	556
Change in estimate of liabilities related to SHP647 (Note 19)	—	60,179	—
Other	13,680	8,582	23,206
Total	¥60,213	¥318,020	¥43,123

Other operating expenses:
Donations and contributions	¥8,513	¥8,412	¥8,255
Restructuring expenses (Note 23)	181,040	115,875	83,836
Change in fair value of financial assets associated with contingent consideration arrangements (Note 27)	—	72,940	—
Valuation reserve for pre-launch inventories	30,411	19,486	20,723
Impairment of assets held for sale (Note 19)	12,897	530	—
Other	15,830	41,652	46,261
Total	¥248,691	¥258,895	¥159,075
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
(Note) Upon the Shire Acquisition in January 2019, the European Commission required Takeda to divest SHP647 and certain associated rights and we recorded a liability associated with that obligation.
For the year ended March 31, 2021, change in fair value of financial assets associated with contingent consideration arrangements included in other operating expenses is driven by changes in assumptions related to the future sales of XIIDRA previously sold to Novartis, including the impact from Novartis' withdrawal of the Marketing Authorisation Application in Europe.
For the year ended March 31, 2021 and 2022, other in other operating expenses includes legal provision for certain legal proceeding of 17,401 million JPY and 20,319 million JPY, respectively.
For the year ended March 31, 2022, other in other operating income includes a compensation for damages and settlement proceeds Takeda received of 8,487 million JPY.

6.    Finance Income and Expenses

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Finance Income:
Interest income
Interest income from financial assets measured at amortized cost	¥10,763	¥1,117	¥3,880
Interest income from financial assets measured at fair value through P&L	248	660	700
Interest income on sublease	191	4	11
Total interest income	11,202	1,781	4,591
Dividend income
Dividend income from financial assets measured at fair value through OCI and disposed of during the period	603	252	8
Dividend income from financial assets measured at fair value through OCI and held at end of the period	745	120	164
Dividend income from financial assets measured at fair value through P&L	96	—	—
Total dividend income	1,444	372	172
Gain on derivative financial assets, net	—	91,990	—
Gain on foreign currency exchange, net	10,979	—	—
Change in fair value of financial assets associated with contingent consideration arrangements (Note 27)	3,478	3,294	(1,043)
Remeasurement to fair value of pre-existing interest in an acquiree	—	—	8,482
Other	728	8,084	11,498
Total	¥27,831	¥105,521	¥23,700

Finance Expenses:
Interest expense
Interest expense on financial debt	¥137,176	¥118,682	¥108,498
Interest expense on lease liabilities	11,834	12,124	13,934
Total interest expense	149,010	130,806	122,432
Change in fair value of financial liabilities associated with contingent consideration arrangements (Note 27)	4,637	3,601	490
Loss on derivative financial assets, net	1,790	—	22,595
Loss on foreign currency exchange, net	—	97,319	1,791
Other	9,569	16,905	19,299
Total	¥165,006	¥248,631	¥166,607

7.    Income Taxes
Income Tax Expense (Benefit)
The composition of income tax expense (benefit) is as follows:

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Current tax expense	¥238,856	¥131,952	¥208,513
Deferred tax benefit	(343,900)	(141,888)	(136,108)
Total	¥(105,044)	¥(9,936)	¥72,405

Current tax expense includes the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects decreased current tax expense by 4,667 million JPY, 12,236 million JPY and 11,315 million JPY for the years ended March 31, 2020, 2021 and 2022, respectively.
Deferred tax benefit includes the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects decreased deferred tax expense by 62,015 million JPY, 57,200 million JPY and 11,914 million JPY for the years ended March 31, 2020, 2021 and 2022, respectively.
Takeda is mainly subject to income taxes, inhabitant tax, and deductible enterprise tax in Japan. The statutory tax rate calculated based on these taxes is 30.6% for the years ended March 31, 2020, 2021 and 2022.
The following is a reconciliation from income tax expense (benefit) at Takeda's domestic (Japanese) statutory tax rate to Takeda's income tax expense (benefit) reported for the year ended March 31:

	JPY (millions)
	2020	2021	2022
Profit (loss) before tax	¥(60,754)	¥366,235	¥302,571
Income tax expense (benefit) at Takeda’s domestic (Japanese) statutory tax rate of 30.6%	(18,579)	111,995	92,526
Non-deductible expenses for tax purposes (1)	26,074	25,371	7,359
Changes in unrecognized deferred tax assets and deferred tax liabilities (2)	(126,071)	(137,032)	(8,831)
Tax credits (3)	(35,100)	(25,673)	(32,948)
Differences in applicable tax rates of overseas subsidiaries (4)	71,526	(258)	24,496
Changes in tax effects of undistributed profit of overseas subsidiaries	5,456	5,694	(20,359)
Effect of changes in applicable tax rates and tax law (5)	(94,969)	(5,073)	(39,661)
Tax contingencies (6)	17,124	(13,164)	58,540
Non-deductible impairment of goodwill	5,529	—	—
Changes in fair value of contingent consideration	(1,201)	746	(1,288)
Effect of prior year items	(3,520)	(10,689)	(4,762)
Entity reorganizations/Divestments (7)	55,747	36,117	2,041
Other	(7,060)	2,030	(4,708)
Income tax expense (benefit) reported for the year	¥(105,044)	¥(9,936)	¥72,405
(1) Amounts for the years ended March 31, 2020, 2021 and 2022 include the impact from intra territory eliminations, the pre-tax effect of which has been eliminated in arriving at Takeda’s consolidated income from continuing operations before income taxes. Amount for the year ended March 31, 2021 also includes non-deductible interest due to Japanese earnings stripping rules.
(2) Amounts for the years ended March 31, 2020, 2021 and 2022 primarily driven by capital tax losses related to restructuring of subsidiaries. Both amounts for the years ended March 31, 2020 and 2021 also include deferred tax benefit from the reversal of write down of deferred tax assets associated with carried forward net operating losses and Swiss tax basis step-up. The amount for the year ended March 31, 2022 includes deferred tax expense from the write down of deferred tax assets associated with carried forward net operating losses.
(3) Amount for the year ended March 31, 2020 includes (10,389) million JPY impact from enhanced R&D and Orphan Drug Credit claims in the US related to prior fiscal years.
(4) Amounts for the years ended March 31, 2020, 2021 and 2022 include unitary and minimum taxes on overseas subsidiaries.
(5) Amount for the year ended March 31, 2020 primarily relates to the deferred tax benefit from Swiss Tax Reform enactment. Amount for the year ended March 31,
2022 includes 39,106 million JPY deferred tax benefit related to a blended state tax rate change as a result of legal entity restructuring in the US.
(6) Tax benefit amount for the year ended March 31, 2021 primarily relates to the tax benefits driven by favorable audit settlements. Tax expense amount for the year ended March 31, 2022 includes 65,942 million JPY impact from the AbbVie break fee case. See Note 32 “Commitments and Contingent Liabilities” for additional details on the break fee case.
(7) 55,747 million JPY impact for the year ended March 31, 2020 primarily relates to deferred tax expense arising from the change in tax jurisdictions as a result of re-alignment of intangible assets with business operations and tax costs incurred in legal entity reorganizations. 36,117 million JPY impact for the year ended March 31, 2021 primarily relates to the basis difference of divested assets, between accounting which includes goodwill and tax.
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
The decrease in Takeda’s income tax benefit between the years ended March 31, 2020 and 2021 was primarily due to tax provision on higher pretax earnings in the fiscal year ended March 31, 2021, the recognition of a non-cash deferred tax benefit of 94,611 million JPY as a result of the enactment of Swiss Tax Reform in the fiscal year ended March 31, 2020, and the tax impacts of divestitures in entity reorganizations/divestments. These unfavorable changes were partially offset by favorable mix of statutory earnings in differences in applicable tax rates of overseas subsidiaries, tax benefits from the recognition of previously unrecognized deferred tax assets, and favorable tax audit settlements in the fiscal year ended March 31, 2021 in tax contingencies.
The increase in Takeda’s income tax expense between the years ended March 31, 2021 and 2022 was primarily due to a current year tax charge for
AbbVie break fee case, lower tax benefits from legal entity reorganizations compared to prior year, write down of deferred tax assets associated with carried forward net operating losses in Japan, partially offset by the lower tax charges from divestments compared to prior year, reduction of deferred tax liability on undistributed profits as well as a decrease in blended state tax rates in the US.
Deferred Taxes
Deferred tax assets and liabilities reported in the consolidated statements of financial position are as follows:

	JPY (millions) As of March 31
	2021	2022
Deferred tax assets	¥353,769	¥362,539
Deferred tax liabilities	(542,852)	(451,511)
Net deferred tax liabilities	¥(189,083)	¥(88,972)
The major items and changes in deferred tax assets and liabilities are as follows:

	JPY (millions)
	As of April 1, 2020	Recognized in profit or (loss)	Recognized in other comprehensive income	Other(1)	As of March 31, 2021
Research and development expenses	¥33,175	¥1,837	¥—	¥449	¥35,461
Inventories	42,557	35,228	—	12,944	90,729
Property, plant and equipment	(82,527)	5,612	—	(3,429)	(80,344)
Intangible assets	(699,850)	113,219	—	24,681	(561,950)
Financial assets measured at FVTOCI	(19,417)	506	(17,498)	12,643	(23,766)
Accrued expenses and provisions	135,920	8,822	—	(5,503)	139,239
Defined benefit plans	23,084	(6,322)	2,719	(211)	19,270
Deferred income	14,713	6,191	—	66	20,970
Unused tax losses	124,891	2,690	25,066	(1,696)	150,951
Tax credits	82,124	(18,504)	—	(1,231)	62,389
Investments in subsidiaries and associates	(62,859)	(6,027)	—	(265)	(69,151)
Other	6,144	(1,364)	24,004	(1,665)	27,119
Total	¥(402,045)	¥141,888	¥34,291	¥36,783	¥(189,083)

	JPY (millions)
	As of April 1, 2021	Recognized in profit or (loss)	Recognized in other comprehensive income	Other(1)	As of March 31, 2022
Research and development expenses	¥35,461	¥(4,250)	¥—	¥1,988	¥33,199
Inventories	90,729	(6,375)	—	10,176	94,530
Property, plant and equipment	(80,344)	9,721	—	848	(69,775)
Intangible assets	(561,950)	131,465	—	(66,995)	(497,480)
Financial assets measured at FVTOCI	(23,766)	—	2,669	14,338	(6,759)
Accrued expenses and provisions	139,239	12,931	—	3,160	155,330
Defined benefit plans	19,270	(468)	(6,107)	761	13,456
Deferred income	20,970	(4,256)	—	(5,489)	11,225
Unused tax losses	150,951	(35,160)	—	3,662	119,453
Tax credits	62,389	(28,573)	—	5,096	38,912
Investments in subsidiaries and associates	(69,151)	37,941	—	—	(31,210)
Other	27,119	23,132	(2,368)	2,264	50,147
Total	¥(189,083)	¥136,108	¥(5,806)	¥(30,191)	¥(88,972)
(1) Other consists primarily of foreign currency translation differences, reclassification of deferred tax assets and liabilities classified as held for sale and the tax impact of items charged directly to equity. The aggregate amount of deferred tax related to items charged directly to equity for the years ended March 31, 2021 and March 31, 2022 was (730) million JPY and (1,460) million JPY, respectively.
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
The unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized are as follows:

	JPY (millions) As of March 31
	2021	2022
Unused tax losses	¥1,533,050	¥1,729,843
Deductible temporary differences	241,203	240,860
Unused tax credits	9,660	10,042
The unused tax losses and unused tax credits for which deferred tax assets were not recognized will expire as follows:

	JPY (millions) As of March 31
Unused tax losses	2021	2022
1st year	¥23	¥131
2nd year	18	23,670
3rd year	19,136	1,280
4th year	482	425,654
5th year	387,574	35,089
After 5th year	1,066,134	1,184,092
Indefinite	59,683	59,927
Total	¥1,533,050	¥1,729,843

	JPY (millions) As of March 31
Unused tax credits	2021	2022
Less than 5 years	¥1,370	¥950
5 years or more	8,290	9,092
Indefinite	—	—
Total	¥9,660	¥10,042
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax assets were not recognized were 948,723 million JPY and 1,184,478 million JPY as of March 31, 2021 and 2022, respectively.
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax liabilities were not recognized were 212,322 million JPY and 290,208 million JPY as of March 31, 2021 and 2022, respectively.
8.    Earnings per Share
The basis for calculating basic and diluted earnings per share (“EPS”) (attributable to owners of the Company) is as follows:

	For the Year Ended March 31
	2020	2021	2022
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	¥44,241	¥376,005	¥230,059
Net profit used for calculation of earnings per share JPY (millions)	44,241	376,005	230,059
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	1,557,204	1,562,006	1,563,501
Dilutive effect (thousands of shares)	9,000	11,531	13,668
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	1,566,204	1,573,537	1,577,169

Earnings per share
Basic (JPY)	28.41	240.72	147.14
Diluted (JPY)	28.25	238.96	145.87
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
There were 814 thousand shares, 814 thousand shares, and 2,643 thousand shares that are anti-dilutive stock options, and therefore not included in the calculation of diluted EPS for the years ended March 31, 2020, 2021, and 2022, respectively.

9.    Other Comprehensive Income (Loss)
Amounts arising during the year, reclassification adjustments to profit or loss, and tax effects for each component of other comprehensive income (loss) are as follows:

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Remeasurement of defined benefit pension plans:
Amounts arising during the year	¥(7,147)	¥2,147	¥26,890
Tax effects	749	2,719	(6,107)
Remeasurement of defined benefit pension plans	¥(6,398)	¥4,866	¥20,783

Exchange differences on translation of foreign operations:
Amounts arising during the year	¥(190,190)	¥284,350	¥558,102
Reclassification adjustments to profit or (loss)	399	(112)	—
Before tax effects	(189,791)	284,238	558,102
Tax effects	(17,281)	25,066	25,867
Exchange differences on translation of foreign operations	¥(207,072)	¥309,304	¥583,969

Changes in fair value of financial assets measured at fair value through OCI:
Amounts arising during the year	¥(6,722)	¥79,364	¥(17,295)
Tax effects	3,210	(17,498)	2,669
Changes in fair value of financial assets measured at fair value through OCI	¥(3,512)	¥61,866	¥(14,626)

Cash flow hedges:
Amounts arising during the year	¥(37,626)	¥(40,833)	¥82,780
Reclassification adjustments to profit or (loss)	620	(24,485)	(79,321)
Before tax effects	(37,006)	(65,318)	3,459
Tax effects	11,317	19,973	(1,286)
Cash flow hedges	¥(25,689)	¥(45,345)	¥2,173

Hedging cost:
Amounts arising during the year	¥(344)	¥(9,978)	¥6,611
Reclassification adjustments to profit or (loss)	(890)	(3,200)	(3,071)
Before tax effects	(1,234)	(13,178)	3,540
Tax effects	377	4,031	(1,083)
Hedging cost	¥(857)	¥(9,147)	¥2,457

Share of other comprehensive income of investments accounted for using the equity method:
Amounts arising during the year	¥(181)	¥(299)	¥(497)
Reclassification adjustments to profit or (loss)	—	—	—
Before tax effects	(181)	(299)	(497)
Tax effects	—	—	—
Share of other comprehensive income of investments accounted for using the equity method	¥(181)	¥(299)	¥(497)
Total other comprehensive income (loss) for the year	¥(243,709)	¥321,245	¥594,261

10.    Property, Plant and Equipment

	JPY (millions)
Acquisition cost	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2020	¥1,072,003	¥659,692	¥128,854	¥96,629	¥126,946	¥2,084,124
Additions and other increases	109,034	22,318	8,376	—	74,010	213,738
Transfers	27,164	32,125	5,523	(145)	(64,667)	—
Disposals and other decreases	(91,232)	(24,306)	(14,172)	(2,917)	(926)	(133,553)
Reclassification to assets held for sale (Note 19)	(13,413)	(21,030)	(3,071)	(808)	(327)	(38,649)
Foreign currency translation differences	29,853	17,398	8,444	2,475	8,099	66,269
Other	(3)	(62)	(125)	1	(5)	(194)
As of March 31, 2021	¥1,133,406	¥686,135	¥133,829	¥95,235	¥143,130	¥2,191,735
Additions and other increases	46,393	20,183	7,911	50	87,220	161,758
Acquisitions through business combinations	—	79	35	—	—	114
Transfers	30,176	41,341	8,070	—	(79,587)	—
Disposals and other decreases	(2,837)	(15,389)	(21,253)	(1,266)	(1,932)	(42,677)
Deconsolidation	—	(4)	—	—	—	(4)
Foreign currency translation differences	81,440	39,680	7,303	4,635	9,024	142,082
As of March 31, 2022	¥1,288,578	¥772,024	¥135,895	¥98,654	¥157,856	¥2,453,007

Accumulated depreciation and accumulated impairment losses
As of April 1, 2020	¥(263,244)	¥(345,635)	¥(85,133)	¥(960)	¥(2,782)	¥(697,754)
Depreciation expenses	(53,061)	(55,794)	(15,549)	—	—	(124,404)
Impairment losses	(161)	(105)	(67)	—	(103)	(436)
Disposals and other decreases	53,017	18,978	13,508	601	15	86,119
Reclassification to assets held for sale (Note 19)	6,319	14,748	2,171	—	—	23,238
Foreign currency translation differences	(9,037)	(6,716)	(7,807)	(72)	(100)	(23,732)
Other	(538)	(321)	11	—	(1)	(849)
As of March 31, 2021	¥(266,705)	¥(374,845)	¥(92,866)	¥(431)	¥(2,971)	¥(737,818)
Depreciation expenses	(62,870)	(54,191)	(15,358)	—	—	(132,419)
Impairment losses	—	(346)	(42)	—	—	(388)
Disposals and other decreases	1,353	13,729	21,154	33	76	36,344
Deconsolidation	—	3	—	—	—	3
Foreign currency translation differences	(15,901)	(15,635)	(4,379)	(13)	(1)	(35,929)
As of As of March 31, 2022	¥(344,123)	¥(431,287)	¥(91,491)	¥(411)	¥(2,896)	¥(870,207)

	JPY (millions)
Carrying amount	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2020	¥808,759	¥314,057	¥43,721	¥95,669	¥124,164	¥1,386,370
As of March 31, 2021	866,701	311,290	40,963	94,804	140,159	1,453,917
As of March 31, 2022	944,455	340,737	44,404	98,243	154,960	1,582,800

Leases
The changes in acquisition cost of property, plant and equipment for the years ended March 31, 2021 and 2022 include the following changes in ROU assets:

	JPY (millions)
Acquisition cost of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2020	¥398,441	¥13,968	¥718	¥413,127
Additions and other increases	87,721	7,880	54	95,655
Disposals and other decreases	(29,473)	(7,048)	(313)	(36,834)
Reclassification to assets held for sale (Note 19)	(3,190)	(175)	—	(3,365)
Foreign currency translation differences	9,750	501	14	10,265
Other	(452)	(86)	(1)	(539)
As of March 31, 2021	¥462,797	¥15,040	¥472	¥478,309
Additions and other increases	30,110	4,195	13	34,318
Disposals and other decreases	(7,365)	(6,177)	(161)	(13,703)
Foreign currency translation differences	39,575	883	27	40,485
As of March 31, 2022	¥525,118	¥13,940	¥351	¥539,410
The changes in accumulated depreciation and accumulated impairment losses for the years ended March 31, 2021 and 2022 include the following changes in accumulated depreciation and accumulated impairment loss related to ROU assets:

	JPY (millions)
Accumulated depreciation and accumulated impairment losses of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2020	¥(59,234)	¥(6,359)	¥(516)	¥(66,109)
Depreciation expenses	(33,755)	(4,322)	(94)	(38,171)
Impairment losses	(45)	—	—	(45)
Disposals and other decreases	10,495	2,794	313	13,602
Reclassification to assets held for sale (Note 19)	1,646	109	—	1,755
Foreign currency translation differences	(2,508)	(257)	(6)	(2,771)
Other	408	(198)	—	210
As of March 31, 2021	¥(82,993)	¥(8,233)	¥(303)	¥(91,529)
Depreciation expenses	(37,820)	(3,867)	(74)	(41,761)
Disposals and other decreases	6,026	5,590	155	11,770
Foreign currency translation differences	(9,380)	(562)	(11)	(9,953)
As of March 31, 2022	¥(124,166)	¥(7,072)	¥(234)	¥(131,472)

The carrying amount of property, plant and equipment includes the carrying amount of following ROU Assets:

	JPY (millions)
Carrying amount of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2020	¥339,207	¥7,609	¥202	¥347,018
As of March 31, 2021	379,804	6,807	169	386,780
As of March 31, 2022	400,952	6,868	118	407,938

Takeda recognized expenses related to leases not included in the measurement of the lease liabilities as follows:

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Expense relating to short-term leases	¥5,772	¥4,802	¥4,458
Expense relating to leases of low-value assets that are not short-term leases expenses	1,560	1,250	1,304
Expense relating to variable lease payments	8,172	6,315	4,006
Total expenses not included in lease liabilities	¥15,504	¥12,367	¥9,768

The total cash outflow for leases for the years ended March 31, 2020, 2021 and 2022 was 41,834 million JPY, 51,394 million JPY and 53,628 million JPY, respectively.
Impairment
Takeda recognized the following impairment losses, which are reflected as follows, in the consolidated statements of profit or loss:

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Cost of sales	¥(29)	¥(139)	¥(261)
Selling, general and administrative expenses	(469)	(149)	(34)
Research and development expenses	(293)	(68)	—
Other operating expenses	(19,224)	(80)	(92)
Total	¥(20,015)	¥(436)	¥(388)
Impairment losses for the year ended March 31, 2020 were related primarily to Shonan Health Innovation Park and recorded as part of restructuring expenses (Note 5).
Impairment losses for the year ended March 31, 2021 resulted primarily from facilities for administrative and sales activities in Japan that were disposed in the year ended March 31, 2021.
Impairment losses for the year ended March 31, 2022 resulted primarily from discontinued production facilities in Japan.
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

11.    Goodwill

	JPY (millions)
	For the Year Ended March 31
	2021	2022
Acquisition cost
As of beginning of the year	¥4,012,528	¥4,033,917
Acquisitions	—	35,159
Reclassification to assets held for sale (Note 19)	(144,836)	—
Foreign currency translation differences	166,225	338,673
As of end of the year	¥4,033,917	¥4,407,749

Carrying amount
As of beginning of the year	¥4,012,528	¥4,033,917
As of end of the year	4,033,917	4,407,749
Impairment Testing of Goodwill
For the years ended March 31, 2021 and 2022, respectively, goodwill was tested for impairment at the single operating segment level (one CGU), which is the level at which goodwill is monitored for internal management purposes. Impairment loss for goodwill is recognized if the recoverable amount of goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal, or value in use of the CGU.
Prior to the year ended March 31, 2022, Takeda completed its annual goodwill impairment test as of March 31. Effective during the year ended March 31, 2022, Takeda changed and accelerated its annual impairment testing date to January 1 to better align the impairment test with Takeda’s long-range forecast cycle. For the years ended March 31, 2021 and 2022, respectively, Takeda did not record an impairment loss for goodwill as a result of the impairment testing. Additionally, the change in annual goodwill impairment test date did not have a material impact on the results of the goodwill impairment testing.
For the year ended March 31, 2021, the recoverable amount of goodwill was determined on a fair value less costs of disposal basis using the market value of Takeda’s outstanding shares. Takeda's market capitalization was compared to the book value of the company’s net assets and this indicated a significant surplus.
For the year ended March 31, 2022, the recoverable amount of goodwill was assessed based on fair value less costs of disposal. The fair value less costs of disposal was determined by discounting the estimated future cash flows based on a 10-year projection using a terminal growth rate and a discount rate as well as deducting the estimated costs of disposal. The projection included the sales forecast related to certain products as the significant assumption, associated with product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market and loss of exclusivity. In setting the sales forecast, Takeda considered past experience, external sources of information, knowledge of competitor activity, and industry trends. The valuation methodology uses significant inputs which are not based on observable market data. Therefore, this fair value less costs of disposal is classified as level 3 in the fair value hierarchy.
Terminal growth rate and discount rate used in the discounted cash flow models for the impairment tests are as follows:

For the Year Ended March 31
2022
Terminal growth rate	0.0%
Discount rate (post-tax)	6.2%
Terminal growth rate is based on management’s estimate of future long-term average growth rates. Discount rate is based on weighted average cost of capital (“WACC”) of Takeda.
The fair value less costs of disposal exceeded the carrying amount of the CGU, and a reasonable change in the assumptions used for the recoverable amount calculation would not result in an impairment.

12.     Intangible Assets

	JPY (millions)
Acquisition cost	Software	Intangible assets associated with products	Other	Total
As of April 1, 2020	¥164,920	¥5,603,253	¥11,766	¥5,779,939
Additions and other increases	32,930	84,034	—	116,964
Disposals and other decreases	(10,659)	(106)	(1)	(10,766)
Reclassification to assets held for sale (Note 19)	(806)	(85,913)	—	(86,719)
Deconsolidation	(4)	—	—	(4)
Foreign currency translation differences	12,484	104,767	(179)	117,072
As of March 31, 2021	¥198,865	¥5,706,035	¥11,586	¥5,916,486
Additions and other increases	33,210	44,944	10	78,164
Acquisitions through business combinations	—	43,682	—	43,682
Disposals and other decreases	(62,078)	(80,911)	(48)	(143,037)
Deconsolidation	(604)	(2)	—	(606)
Foreign currency translation differences	13,385	527,070	6	540,461
As of March 31, 2022	¥182,778	¥6,240,818	¥11,554	¥6,435,150

Accumulated amortization and accumulated impairment losses
As of April 1, 2020	¥(78,560)	¥(1,529,583)	¥(435)	¥(1,608,578)
Amortization	(28,346)	(405,268)	—	(433,614)
Impairment losses	(39)	(16,596)	—	(16,635)
Disposals and other decreases	8,354	—	—	8,354
Reclassification to assets held for sale (Note 19)	531	39,260	—	39,791
Deconsolidation	(20)	—	—	(20)
Foreign currency translation differences	(5,314)	8,636	—	3,322
As of March 31, 2021	¥(103,394)	¥(1,903,551)	¥(435)	¥(2,007,380)
Amortization	(28,560)	(418,788)	(43)	(447,391)
Impairment losses	—	(67,721)	—	(67,721)
Reversal of impairment losses	—	13,595	—	13,595
Disposals and other decreases	61,393	43,635	16	105,044
Deconsolidation	604	—	—	604
Foreign currency translation differences	(6,677)	(206,631)	(49)	(213,357)
As of March 31, 2022	¥(76,634)	¥(2,539,461)	¥(510)	¥(2,616,606)

Carrying amount
As of April 1, 2020	86,360	4,073,670	11,331	4,171,361
As of March 31, 2021	95,471	3,802,484	11,151	3,909,106
As of March 31, 2022	106,143	3,701,357	11,044	3,818,544

There were no material internally generated intangible assets recorded in the consolidated statements of financial position.

The intangible assets associated with products are comprised of the following:

	JPY (millions)
	Marketed products	In-process R&D	Carrying amount
As of April 1, 2020	3,602,384	471,286	4,073,670
As of March 31, 2021	3,427,527	374,957	3,802,484
As of March 31, 2022	3,389,453	311,904	3,701,357
Marketed products mainly represent license rights associated with commercialized products. In-process R&D mainly represents products in development and license rights obtained in connection with Takeda’s in-licensing and collaboration agreements. These agreements relate to the right to sell products that are being developed (Note 13).
The table below provides information about significant intangible assets.

		JPY (millions) Carrying amount		Remaining amortization period
		As of March 31		As of March 31
		2021	2022	2022
immunoglobulin	Marketed products	¥753,203	¥768,871	13 Years
TAKHZYRO	Marketed products	536,445	546,555	12 Years
VYVANSE	Marketed products	441,577	382,777	4 Years
ADVATE & ADYNOVATE	Marketed products	293,697	293,969	8 Years
ALUNBRIG	Marketed products	220,969	219,943	9 Years
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
During the year ended March 31, 2022, Takeda recorded impairment losses of 67,721 million JPY. The recoverable amount of the combined impaired assets amounted to 38,951 million JPY. The impairment losses primarily resulted from a decision to terminate development of a GI product and deterioration of the sales forecast for a rare diseases product. This was offset by a reversal of previously recorded impairment losses of 13,595 million JPY mainly related to a rare diseases product which Takeda made a decision to divest. The recoverable amount of the assets related to the reversal was 22,415 million JPY.
These losses are primarily recognized in amortization and impairment losses on intangible assets associated with products in the consolidated statements of profit or loss.
Impairment losses were calculated by deducting the recoverable amount from the carrying amount. The significant assumptions used to calculate the recoverable amount (value in use) are as follows:

Discount rate (Post-tax)
For the year ended March 31, 2020	7.0% - 8.0%
For the year ended March 31, 2021	7.0%
For the year ended March 31, 2022	6.5% - 14.0%

For the year ended March 31, 2020, and 2022, a part of the recoverable amount was measured at fair value less costs of disposal (the amount that was expected to be received by selling the assets). This fair value is classified as Level 3 in the fair value hierarchy.
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
Under the terms of these collaboration and licensing arrangements, Takeda made the following payments during the years ended March 31:

	JPY (millions)
	2020	2021	2022
Initial up-front and milestone payments	¥77,016	¥84,034	¥44,944
Acquisition of shares of collaboration and in-licensing partners	1,317	1,504	785
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
14.    Investments Accounted for Using the Equity Method
Financial information for associates accounted for using the equity method is as follows: These amounts are based on the ownership interests of Takeda.

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Net profit (loss) for the year	¥(23,987)	¥76	¥(15,367)
Other comprehensive income (loss)	(181)	(299)	(497)
Total comprehensive income (loss) for the year	¥(24,168)	¥(223)	¥(15,863)
The carrying amount of the investments in associates accounted for using the equity method is as follows:

	JPY (millions) As of March 31
	2021	2022
Carrying amount of investments accounted for using the equity method	¥112,468	¥96,579
15.    Other Financial Assets

	JPY (millions) As of March 31
	2021	2022
Derivative assets	¥64,100	¥41,890
Investment in convertible notes at fair value through P&L	12,176	10,409
Investment in debt instruments at fair value through P&L	800	1,052
Investment in equity instruments at fair value through OCI	145,070	148,451
Financial assets associated with contingent consideration arrangements	25,446	26,852
Other	24,888	30,205
Total	¥272,480	¥258,859
Non-current	¥235,882	¥233,554
Current	¥36,598	¥25,305
As of March 31, 2021 and 2022, equity instruments included 92,602 million JPY and 84,188 million JPY, respectively, of investments in public companies. These are considered Level 1 in the fair value hierarchy as defined in Note 27. The remainder of the equity instruments primarily relates to investments acquired in connection with collaborations and licensing agreements (Note 13) and are considered Level 3 investments in the fair value hierarchy.
As of March 31, 2021 and 2022, financial assets associated with contingent consideration arrangements are assets mainly recognized in relation to the divestiture of XIIDRA (Note 27) and are considered Level 3 investments in the fair value hierarchy.

16.    Inventories

	JPY (millions) As of March 31
	2021	2022
Finished products and merchandise	¥216,403	¥224,102
Work-in-process	387,917	404,087
Raw materials and supplies	149,561	224,977
Total	¥753,881	¥853,167
The amount of inventory write-offs recognized was 37,210 million JPY, 24,269 million JPY, and 25,018 million JPY for the years ended March 31, 2020, 2021 and 2022 respectively, and was included in cost of sales.
17.    Trade and Other Receivables

	JPY (millions) As of March 31
	2021	2022
Trade receivables	¥788,284	¥710,304
Other receivables	75,604	79,127
Impairment loss allowance	(8,637)	(9,390)
Chargebacks and other allowances	(72,160)	(83,396)
Total	¥783,091	¥696,644
In December 2021, Takeda put in place a program to sell certain trade receivables to a select group of banks on a non-recourse basis. Under this program, trade receivables sold are derecognized when the risks and rewards of ownership have been transferred. These trade receivables relate to specific customers determined in advance and are eligible for sale, but which of them will be sold will be determined by both parties on a monthly basis. Therefore, these trade receivables are held for both collecting cash from customers as well as selling to banks.
Trade receivables due from customers that Takeda has the option to factor are classified as investments in debt instruments measured at FVTOCI since they are held to collect and sell. As of March 31, 2022, trade receivables measured at FVTOCI were 20,665 million JPY.
18.    Cash and Cash Equivalents

	JPY (millions) As of March 31
	2021	2022
Cash and deposits	¥335,027	¥389,059
Short-term investments	631,195	460,637
Total	¥966,222	¥849,695

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
Disposal Groups Held for Sale

JPY (millions) As of March 31
2021
Goodwill	¥12,078
Intangible assets	8,018
Inventories	392
Other	201
Total assets	¥20,689
During the year ended March 31, 2021, Takeda recognized 228,923 million JPY divestiture gain in other operating income (Note 5) upon the completion of following divestiture agreements and 60,179 million JPY revaluation gain related to SHP647 as further described in Note 5 for the assets and liabilities classified as the disposal group held for sale in previous fiscal years. Takeda’s proceeds from sales of business (net of cash and cash equivalents divested) in the consolidated statements of cash flows of 530,388 million JPY is mainly comprised of the proceeds from sale of disposal group held for sale with the following divestitures completed for the year ended March 31, 2021.
•A sales agreement of property, plant and equipment related to a manufacturing site in Ireland, which Takeda completed the divestiture in September 2020. The impact from this divestiture on the consolidated statements of profit or loss for the year ended March 31, 2021 was not material.
•A divestiture agreement of property, plant and equipment related to Shonan Health Innovation Park in Japan. Following the completion of divestiture in September 2020, a sale and leaseback was executed and Takeda recognized 75,131 million JPY and 63,859 million JPY of right-of-use assets and lease liabilities, respectively.
•An agreement to sell the portfolio of non-core selected over-the-counter and prescription pharmaceutical assets in Latin America with Hypera S.A., which Takeda completed the sales in January 2021.
•A divestiture agreement of the assets and liabilities related to TachoSil (Fibrin Sealant Patch) product which was completed in January 2021. The impact from this divestiture on the consolidated statements of profit or loss for the year ended March 31, 2021 was not material.
•A divestiture agreement of a portfolio of selected non-core over-the-counter and prescription pharmaceutical assets sold exclusively in Asia Pacific as well as a portfolio of selected non-core prescription pharmaceutical products sold predominantly in Europe and Canada. In addition, a portfolio of select over-the-counter and prescription pharmaceutical products sold in Europe and two manufacturing sites located in Denmark and Poland were divested.
•An agreement to divest Takeda Consumer Healthcare Company Limited, which Takeda completed the sale for 234,105 million JPY.
The disposal groups held for sale as of March 31, 2021 is mainly a group of assets and liabilities associated with a portfolio of non-core prescription pharmaceutical assets sold in China and the fair value of the disposal group is classified as Level 3 in the fair value hierarchy as of March 31, 2021. Takeda completed the divestiture of the disposal group in March 2022 and recognized the 5,602 million JPY divestiture gain in other operating income (Note 5). Also, the proceeds from this divestiture comprised the majority of Takeda’s proceeds from sales of business (net of cash and cash equivalents divested) in the consolidated statements of cash flows of 28,196 million JPY for the year ended March 31, 2022.
During the year ended March 31, 2021, Takeda recorded an impairment loss of 5,824 million JPY in other operating expenses (Note 5) while no impairment was recorded for the year ended March 31, 2022 when disposal groups were classified as held for sale. A part of the impairment loss recorded in other operating expenses for the year ended March 31, 2021 is included in restructuring expenses.

20.    Bonds and Loans

	JPY (millions) As of March 31
	2021	2022
Bonds	¥3,532,202	¥3,637,355
Short-term loans	69	285
Long-term loans	1,103,100	707,770
Total	¥4,635,371	¥4,345,410
Non-current	¥4,613,218	¥4,141,418
Current	¥22,153	¥203,993
The composition of bonds is as follows:

Instrument		JPY (millions) Carrying amount			Maturity
	Principal amount in contractual currency (millions)	As of March 31, 2021	As of March 31, 2022	Interest rate (%)
Hybrid subordinated bonds	¥500,000	497,485	498,154	1.720% per annum through October 6, 2024 and 6 month LIBOR(8) + margin (1.750-2.750%) thereafter	June 2079
USD Unsecured Senior Notes	$200	22,084	—	2.450%	January 2022 (1)
2018 EUR Unsecured Senior Notes – variable rate	€750	97,221	101,912	3 month EURIBOR + margin (1.100%)	November 2022
2018 EUR Unsecured Senior Notes – fixed rate	€ 4,500 as of March 31, 2021 € 3,000 as of March 31, 2022	580,805	405,290	2021:1.125-3.000% 2022:2.250-3.000%	November 2026 - November 2030 (3)
2018 USD Unsecured Senior Notes – fixed rate	$3,250	357,296	395,303	4.400-5.000%	November 2023 - November 2028
Unsecured Senior Notes Assumed in Shire Acquisition	$ 5,500 as of March 31, 2021 $ 4,000 as of March 31, 2022	577,426	465,958	2.875-3.200%	September 2023 - September 2026 (6)
Unsecured Senior Notes Assumed in Shire Acquisition	$1,520	167,972	185,998	3.600-5.250%	June 2022 - June 2045 (7)
2020 USD Unsecured Senior Notes – fixed rate	$7,000	768,133	849,391	2.050-3.375%	March 2030 - July 2060
2020 EUR Unsecured Senior Notes – fixed rate	€3,600	463,780	485,985	0.750-2.000%	July 2027 - July 2040
JPY Unsecured Senior Bonds – fixed rate	¥250,000	—	249,364	0.400%	October 2031 (4)
Total		¥3,532,202	¥3,637,355

The composition of loans is as follows:

Instrument		JPY (millions) Carrying amount			Maturity
	Principal amount in contractual currency (millions)	As of March 31, 2021	As of March 31, 2022	Interest rate (%)
Syndicated Loans 2016	¥200,000	200,000	200,000	0.200–0.300%	April 2023 - April 2026
Syndicated Loans 2017	¥113,500	113,500	113,500	0.350%	April 2027
USD Syndicated Loans 2017	$1,500	165,538	183,028	6 month LIBOR(8) + 0.500%	April 2027
USD Japan Bank for International Cooperation 2019	$3,700	408,980	—	6 month LIBOR(8) + 0.600%	December 2025 (2) (5)
Other		215,151	211,527
Total		¥1,103,169	¥708,055

On May 17, 2021, Takeda redeemed the remaining 200 million USD of unsecured U.S. dollar-denominated senior notes issued in July 2017 in advance of their original maturity date of January 18, 2022(1). Following this, on June 11, 2021, Takeda prepaid 2,000 million USD of the Japan Bank for International Cooperation loan (“JBIC Loan”) amount of 3,700 million USD (that was entered into on December 3, 2018) in advance of its original maturity date of December 11, 2025(2). On August 10, 2021, Takeda redeemed 1,500 million EUR of unsecured senior notes issued in November 2018 in advance of their original maturity date of November 21, 2022(3). On October 14, 2021, Takeda issued 10-year unsecured senior bonds with an aggregate principal amount of 250 billion JPY and a maturity date of October 14, 2031(4). Following this, on December 13, 2021. Takeda prepaid the remaining 1,700 million USD amount outstanding on the JBIC Loan in advance of its original maturity date of December 11, 2025(5). Furthermore, on March 24, 2022, Takeda redeemed 1,500 million USD of unsecured senior notes issued in September 2016 in advance of their original maturity date of September 23, 2023(6).
On April 23, 2022, Takeda redeemed 219 million USD of unsecured U.S. dollar-denominated senior notes issued in June 2015 in advance of their original maturity date of June 23, 2022(7).
While the transition away from LIBOR as a benchmark rate did not impact the financing rates that were incurred in fiscal year ended March 31, 2022, Takeda will be engaging with its financing partners to determine appropriate reference rates to be used in the future when LIBOR is no longer effective and the underlying debt facilities are required to have an alternative benchmark(8).

In September 2019, Takeda reached an agreement on a commitment facility of 700 billion JPY with various Japanese and non-Japanese banks. The commitment facility has a maturity of September 2026 having been extended by one year at the end of September 2021. The purpose of the commitment facility is for general business use. There were no drawdowns on the 700 billion JPY commitment facility as of March 31, 2021 and 2022, respectively.

There are long-term financing agreements that contain financial covenants, a key one of which requires Takeda’s ratio of consolidated net debt to adjusted EBITDA, as defined in the loan agreements, for the previous twelve-month period to not surpass certain levels as of March 31 and September 30 of each year. Takeda was in compliance with all financial covenants as of March 31, 2021 and 2022, respectively.

In 2017, Takeda entered into USD to JPY cross currency interest rate swap agreements to fix the interest rate for 925 million USD of the floating rate USD Syndicated Loans 2017. In respect of the remaining 575 million USD of the floating rate USD Syndicated Loans 2017, Takeda entered into an interest rate swap agreement to fix the applicable interest rate. Furthermore, in 2020, Takeda entered into USD to JPY cross currency swaps on 1,750 million USD of the fixed rate 2018 USD Unsecured Senior Notes and 4,000 million USD of the fixed rate 2020 USD Unsecured Senior Notes. During the year ended March 31, 2022, Takeda cancelled a USD to JPY cross currency swap for 200 million USD related to the remaining portion of fixed rate USD Unsecured Senior Notes issued in 2017 that were redeemed early on May 17, 2021.

21.    Other Financial Liabilities

	JPY (millions) As of March 31
	2021	2022
Derivative liabilities (Note 27)	¥97,091	¥36,529
Lease liabilities (Note 27)	436,412	465,238
Financial liabilities associated with contingent consideration arrangements (Note 27)	27,770	5,844
Other	204,457	157,403
Total	¥765,730	¥665,014
Non-current	¥517,677	¥468,943
Current	¥248,053	¥196,071
“Other” mainly includes deposits related to certain vaccines operations.
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
The Company’s pension fund (the “Fund”) is an independent entity established in accordance with the Japanese pension laws, and Takeda has an obligation to make contributions. The Director(s) of the Fund has the fiduciary duty to comply with laws; the directives by the Minister of Health, Labour and Welfare, and the Director-Generals of Regional Bureaus of Health and Welfare made pursuant to those laws; and the by-laws of the Fund and the decisions made by the Board of Representatives of the Fund. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations.
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

The amounts recognized in the consolidated statements of profit or loss and the consolidated statements of financial position are as follows:

Consolidated statements of profit or loss

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Japan	¥4,769	¥(2,696)	¥2,992
Foreign	11,493	10,655	14,387
Defined benefit costs	¥16,262	¥7,959	¥17,379
Consolidated statements of financial position

	JPY (millions) As of March 31, 2021
	Japan	Foreign	Total
Present value of defined benefit obligations	¥180,321	¥251,767	¥432,088
Fair value of plan assets	231,038	102,354	333,392
Effect of asset ceiling	25,757	—	25,757
Net defined benefit liabilities (assets)	¥(24,960)	¥149,413	¥124,453

Consolidated statements of financial position
Net defined benefit liabilities	¥9,444	¥149,413	¥158,857
Net defined benefit assets	34,404	—	34,404
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(24,960)	¥149,413	¥124,453

	JPY (millions) As of March 31, 2022
	Japan	Foreign	Total
Present value of defined benefit obligations	¥168,449	¥254,462	¥422,912
Fair value of plan assets	225,363	117,140	342,503
Effect of asset ceiling	30,953	—	30,953
Net defined benefit liabilities (assets)	¥(25,961)	¥137,323	¥111,362

Consolidated statements of financial position
Net defined benefit liabilities	¥8,524	¥137,323	¥145,847
Net defined benefit assets	34,485	—	34,485
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(25,961)	¥137,323	¥111,362
Net defined benefit assets were included in other non-current assets on the consolidated statements of financial position.

Defined benefit obligations
A summary of changes in present value of the defined benefit obligations for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31, 2021
	Japan	Foreign	Total
At beginning of year	¥190,552	¥226,400	¥416,952
Current service cost	4,621	8,937	13,558
Interest cost	1,145	3,772	4,917
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	1,359	(2,336)	(977)
From changes in financial assumptions	(1,497)	7,161	5,664
Experience adjustments	6,163	2,148	8,311
Past service cost	(7,195)	(781)	(7,976)
Benefits paid	(13,344)	(8,961)	(22,305)
Contributions by the employees	—	2,307	2,307
Effect of business combinations and disposals	(1,483)	(131)	(1,614)
Foreign currency translation differences	—	13,251	13,251
At end of the year	¥180,321	¥251,767	¥432,088

	JPY (millions) For the Year Ended March 31, 2022
	Japan	Foreign	Total
At beginning of year	¥180,321	¥251,767	¥432,088
Current service cost	3,098	10,934	14,032
Interest cost	1,209	3,545	4,754
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	97	(2,313)	(2,216)
From changes in financial assumptions	(2,994)	(28,726)	(31,720)
Experience adjustments	(2,522)	4,457	1,935
Past service cost	40	1,400	1,440
Benefits paid	(10,799)	(9,971)	(20,769)
Contributions by the employees	—	2,297	2,297
Effect of business combinations and disposals	—	60	60
Foreign currency translation differences	—	21,013	21,013
At end of the year	¥168,449	¥254,462	¥422,912
The remaining weighted average duration of the defined benefit obligations was 15.4 years and 14.0 years as of March 31, 2021 and 2022, respectively.
Significant actuarial assumptions used to determine the present value are as follows:

	Discount rate	Future salary increases
As of March 31, 2021
Japan	0.7%	2.5%
Foreign	1.4%	2.7%
As of March 31, 2022
Japan	0.8%	2.5%
Foreign	2.1%	2.8%
As of March 31, 2021 and 2022, future salary increases were not used to determine the present value of the defined benefit obligations related to certain defined benefit plans.

A 0.5% change in these actuarial assumptions would affect the present value of defined benefit obligations at the end of the reporting period, while holding all other assumptions constant, by the amounts shown below:

	JPY (millions)
	Discount Rate		Future Salary Increases
	Change in assumption	Impact	Change in assumption	Impact
As of March 31, 2021
Japan	+0.50%	(11,546)	+0.50%	6
	-0.50%	13,012	-0.50%	(6)
Foreign	+0.50%	(19,818)	+0.50%	3,689
	-0.50%	22,881	-0.50%	(3,347)
As of March 31, 2022
Japan	+0.50%	(10,756)	+0.50%	6
	-0.50%	11,699	-0.50%	(6)
Foreign	+0.50%	(16,997)	+0.50%	3,654
	-0.50%	19,192	-0.50%	(3,334)
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
A summary of changes in fair value of plan assets for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31
	2021	2022
Balance at beginning of the year	¥290,714	¥333,392
Interest income on plan assets	2,540	3,016
Remeasurement of defined benefit plans Return on plan assets	40,902	(85)
Contributions by the employer	7,940	7,581
Contributions by the employees	2,307	2,297
Benefits paid	(14,291)	(15,084)
Effect of business combinations and disposals	(1,218)	—
Foreign currency translation differences	4,498	11,387
Balance at end of the year	¥333,392	¥342,503
Takeda expects to contribute 10,993 million JPY to the defined benefit plans for the year ending March 31, 2023.

The breakdown of fair value by asset class is as follows:

	JPY (millions) As of March 31
	2021		2022
	With quoted prices in active markets	No quoted prices in active markets	With quoted prices in active markets	No quoted prices in active markets
Equities:
Japan	¥11,789	¥3,520	¥10,156	¥2,713
Foreign	23,849	96,744	34,924	101,870
Bonds:
Japan	1,441	16,846	1,296	15,876
Foreign	13,395	44,159	21,028	46,683
Life insurance company general accounts	—	95,859	—	72,556
Cash and cash equivalent	9,625	—	10,106	—
Others	199	15,966	(1,069)	26,361
Total plan assets	¥60,298	¥273,094	¥76,442	¥266,061
Equities and bonds with no quoted prices in active markets includes pooled funds that are primarily invested in listed securities on active markets. Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on a pooled basis.
Changes in effect of asset ceiling for the periods presented are as follows:

	JPY (millions) For the Year Ended March 31
	2021	2022
Balance at beginning of the year	¥—	¥25,757
Interest income	—	170
Remeasurement Changes in effect of asset ceiling	25,757	5,026
Balance at end of the year	¥25,757	¥30,953
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
The amount of defined contribution costs was 25,138 million JPY, 34,052 million JPY, and 37,345 million JPY for the years ended March 31, 2020, 2021, and 2022, respectively. These amounts include contributions to publicly provided plans.
Other Employee Benefit Expenses
Major employee benefit expenses other than retirement benefits for each fiscal year are as follows:

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Salary	¥417,860	¥418,087	¥458,039
Bonuses	135,938	105,772	127,888
Other	157,722	163,443	187,440
The above table does not include severance expenses.

23.    Provisions
The movements in the provisions are as follows:

	JPY (millions)
	Litigation (Note 32)	Restructuring	Rebates and return reserves	Other	Total
As of April 1, 2020	¥49,711	¥45,047	¥316,290	¥31,802	¥442,850
Increases	26,189	47,446	822,479	17,898	914,012
Decreases (utilized)	(3,182)	(46,732)	(752,165)	(16,019)	(818,098)
Decreases (reversed)	(996)	(13,658)	(18,812)	(7,827)	(41,293)
Reclassification to liabilities held for sale (Note 19)	—	—	(3,807)	(99)	(3,906)
Foreign currency translation differences	1,673	194	13,787	807	16,461
As of March 31, 2021	¥73,395	¥32,297	¥377,772	¥26,562	¥510,026
Increases	28,235	12,193	835,096	24,826	900,351
Decreases (utilized)	(59,386)	(16,280)	(833,159)	(15,651)	(924,476)
Decreases (reversed)	(252)	(15,948)	(10,574)	(3,739)	(30,513)
Foreign currency translation differences	877	1,091	35,846	2,498	40,312
As of March 31, 2022	¥42,869	¥13,353	¥404,982	¥34,497	¥495,701
The current portion of the provision is 405,245 million JPY, 471,278 million JPY, and 443,502 million JPY as of April 1, 2020, March 31, 2021 and 2022, respectively. The non-current portion of the provision is 37,605 million JPY, 38,748 million JPY and 52,199 million JPY, as of April 1, 2020, March 31, 2021 and 2022, respectively.
Restructuring
Takeda has various restructuring efforts in place during the years ended March 31, 2020, 2021 and 2022, in connection with the following:
•Transform its R&D function – Takeda has led various restructuring efforts during the years ended March 31, 2020 and 2021, in connection with efforts to transform its R&D function and to improve the efficiency of its operations. These initiatives included consolidation of sites and functions and reduction in workforce.
•Integration of Shire - In the years ended March 31, 2020, 2021 and 2022, Takeda directed various restructuring efforts following the Shire acquisition. The integration of Shire includes initiatives to consolidate systems, sites, and functions, and to optimize the workforce.
•Acquired restructuring programs – Takeda acquired various restructuring programs in connection with the Shire Acquisition. These include Shire program related to completing the integration of Baxalta, Inc., which was acquired by Shire in June 2016. These acquired restructuring programs were completed in the year ended March 31, 2020.
•Various other efforts to improve the efficiency of its operations and related facilities.
A restructuring provision is recorded when Takeda has developed a detailed formal plan for the restructuring. Takeda records the provision and associated expenses based on estimated costs associated with the plan. The ultimate cost and the timing of any payments under the plan will be impacted by the actual timing of the actions and the actions of employees impacted by the restructuring activities. The payments for non-current restructuring provision are expected to be made within approximately 4 years.
Restructuring expenses recorded for the fiscal years ended March 31, 2020, 2021 and 2022 are as follows:

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Cash:
Severance	¥33,538	¥28,031	¥15,230
Consulting fees	18,086	5,704	2,963
Other	78,746	70,742	65,163
Total	¥130,370	¥104,477	¥83,357
Non-Cash:
Depreciation and impairment	¥50,670	¥11,398	¥479
Total	¥181,040	¥115,875	¥83,836

Other restructuring expenses for the fiscal years ended March 31, 2020, 2021 and 2022 includes personnel expenses of 28,140 million JPY, 8,091 million JPY, and 9,420 million JPY, respectively, and mainly related to retention bonus and salary of employees fully dedicated to restructuring programs. Other restructuring expenses for the fiscal year ended March 31, 2021 and 2022 also includes expenses related to system optimization by the integration of Shire in digital transformation initiatives.
Rebates and Returns
Takeda has recognized a provision related mainly to sales rebates and returns for products and merchandises. The balances stated in the summary table above include provisions of 267,254 million JPY and 266,113 million JPY as of March 31, 2021 and 2022, respectively, for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. State and Federal government health programs, such as U.S. Medicaid and U.S. Medicare as well as U.S. commercial managed care programs. These are expected to be paid out generally within one year. Return reserves are recorded primarily for credits expected to be issued to customers for certain expired product that will be returned. Sales rebates and sales returns reserves are reviewed and updated monthly or when there is a significant change in its amount.
Other
Other provisions are primarily related to asset retirement obligations, contract termination fees and onerous contracts.
24.    Other Liabilities

	JPY (millions) As of March 31
	2021	2022
Accrued expenses	¥459,384	¥505,466
Deferred income	50,228	74,551
Other	89,937	72,146
Total	¥599,549	¥652,163
Non-current	¥56,898	¥67,214
Current	¥542,651	¥584,949
Accrued expenses include accrued employee benefit expenses of 184,805 million JPY and 209,772 million JPY as of March 31, 2021 and 2022, respectively.
Deferred income includes contract liabilities related to out-licensing agreements, product procurement and supply agreements, and government grants for the purchase of property, plant and equipment. The grants received were 10,194 million JPY and 15,221 million JPY during the years ended March 31, 2021 and 2022, respectively. The primary government grants relate to funding a portion of Takeda’s investment in the development and production of vaccines. Takeda was reimbursed for investments it made in facilities. The grant income is recognized over the life of the associated assets and is recorded as an offset to the depreciation expense included in cost of sales, selling, general and administrative expenses, and research and development expenses.
25.    Trade and Other Payables

	JPY (millions) As of March 31
	2021	2022
Trade payables	¥232,105	¥295,934
Other payables	111,733	220,364
Total	¥343,838	¥516,297

26.    Equity and Other Equity Items

	Thousands of Shares For the Year Ended March 31
	2021	2022
Authorized shares as of the beginning of the year	3,500,000	3,500,000
Shares issued:
At the beginning of the year	1,576,374	1,576,388
Exercise of stock options	14	10
Issuance of shares	—	5,855
As of the end of the year	1,576,388	1,582,253
The shares issued by the Company are ordinary shares with no par value that have no restrictions on any rights. The number of treasury shares included in the above shares issued was 18,608 thousand shares, 13,030 thousand shares, and 31,892 thousand shares as of April 1, 2020, March 31, 2021, and 2022, respectively. The number of treasury shares as of April 1, 2020, March 31, 2021 and 2022 includes 18,353 thousand shares, 12,772 thousand shares and 9,161 thousand shares, respectively, held by the Employee Stock Ownership Plan (“ESOP”) Trust and the Board Incentive Plan (“BIP”) Trust. During the year ended March 31, 2021, The ESOP and BIP Trust acquired 520 thousand shares and sold 6,101 thousand shares. During the year ended March 31, 2022, the ESOP and BIP Trust acquired 1,185 thousand shares and sold 4,796 thousand shares.
During the year ended March 31, 2022, the Company issued 3,874 thousand shares of common stock under the Long Term Incentive Plan (“LTIP”) for the Company Group employees overseas. The issuance of these shares resulted in an increase in share capital of 7,138 million JPY and share premium of 7,138 million JPY. The shares of the Company’s common stock were converted into the Company’s American Depositary Shares (“ADSs”) and settled with employees.
During the year ended March 31, 2022, Takeda acquired 22,469 thousand shares of its common stock for 74,973 million JPY in accordance with the resolution on the acquisition of its own shares at the Board of Directors Meeting held on October 28, 2021. Including its own shares acquired in April 2022, Takeda acquired a total of 29,377 thousand shares of its common stock for 99,966 million JPY, and as of the same month, the acquisition in accordance with the resolution was completed.

Dividends declared and paid	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2019, to March 31, 2020
Q1 2019	¥140,836	¥90.00	March 31, 2019	June 28, 2019
Q3 2019	141,857	90.00	September 30, 2019	December 2, 2019
April 1, 2020, to March 31, 2021
Q1 2020	141,858	90.00	March 31, 2020	June 25, 2020
Q3 2020	141,860	90.00	September 30, 2020	December 1, 2020
April 1, 2021, to March 31, 2022
Q1 2021	141,859	90.00	March 31, 2021	June 30, 2021
Q3 2021	142,387	90.00	September 30, 2021	December 1, 2021
Dividends declared for which the effective date falls in the following fiscal year are as follows:

Dividends declared	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2022, to March 31, 2023
Q1 2022	140,365	¥90.00	March 31, 2022	June 30, 2022

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
Financial Assets and Liabilities

	JPY (millions) As of March 31, 2021
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Equity instruments	¥—	¥145,070	¥—	¥—	¥—	¥145,070
Derivative financial instruments	—	—	62,594	1,506	—	64,100
Investments in convertible notes	—	—	12,176	—	—	12,176
Investments in debt instruments	—	—	800	—	—	800
Financial assets associated with contingent consideration arrangements	—	—	25,446	—	—	25,446
Total	¥—	¥145,070	¥101,016	¥1,506	¥—	¥247,592

Financial assets not measured at fair value
Other financial assets -
Other	¥24,888	¥—	¥—	¥—	¥—	¥24,888
Trade and other receivables	783,091	—	—	—	—	783,091
Cash and cash equivalents	966,222	—	—	—	—	966,222
Total	¥1,774,201	¥—	¥—	¥—	¥—	¥1,774,201

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥12,116	¥84,975	¥—	¥97,091
Financial liabilities associated with contingent consideration arrangements	—	—	27,770	—	—	27,770
Other	—	—	2,693	—	—	2,693
Total	¥—	¥—	¥42,579	¥84,975	¥—	¥127,554

Financial liabilities not measured at fair value
Other financial liabilities -
Lease liabilities	¥—	¥—	¥—	¥—	¥436,412	¥436,412
Other	—	—	—	—	201,764	201,764
Trade and other payables	—	—	—	—	343,838	343,838
Bonds and loans	—	—	—	—	4,635,371	4,635,371
Total	¥—	¥—	¥—	¥—	¥5,617,385	¥5,617,385

	JPY (millions) As of March 31, 2022
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Equity instruments	¥—	¥148,451	¥—	¥—	¥—	¥148,451
Derivative financial instruments	—	—	19,141	22,749	—	41,890
Investments in convertible notes	—	—	10,409	—	—	10,409
Investments in debt instruments	—	—	1,052	—	—	1,052
Financial assets associated with contingent consideration arrangements	—	—	26,852	—	—	26,852
Trade receivables	—	20,665	—	—	—	20,665
Total	¥—	¥169,117	¥57,454	¥22,749	¥—	¥249,320

Financial assets not measured at fair value
Other financial assets -
Other	¥30,205	¥—	¥—	¥—	¥—	¥30,205
Trade and other receivables	675,979	—	—	—	—	675,979
Cash and cash equivalents	849,695	—	—	—	—	849,695
Total	¥1,555,879	¥—	¥—	¥—	¥—	¥1,555,879

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥6,074	¥30,455	¥—	¥36,529
Financial liabilities associated with contingent consideration arrangements	—	—	5,844	—	—	5,844
Total	¥—	¥—	¥11,918	¥30,455	¥—	¥42,373

Financial liabilities not measured at fair value
Other financial liabilities -
Lease liabilities	¥—	¥—	¥—	¥—	¥465,238	¥465,238
Other	—	—	—	—	157,403	157,403
Trade and other payables	—	—	—	—	516,297	516,297
Bonds and loans	—	—	—	—	4,345,410	4,345,410
Total	¥—	¥—	¥—	¥—	¥5,484,348	¥5,484,348
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

	JPY (millions) As of March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	¥—	¥62,594	¥—	¥62,594
Investment in convertible notes	—	—	12,176	12,176
Investment in debt instruments	—	—	800	800
Financial assets associated with contingent consideration arrangements	—	—	25,446	25,446
Derivatives for which hedge accounting is applied	—	1,506	—	1,506
Financial assets measured at fair value through OCI
Equity instruments	92,602	—	52,468	145,070
Total	¥92,602	¥64,100	¥90,890	¥247,592

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	¥—	¥12,116	¥—	¥12,116
Financial liabilities associated with contingent consideration arrangements	—	—	27,770	27,770
Other	—	—	2,693	2,693
Derivatives for which hedge accounting is applied	—	84,975	—	84,975
Total	¥—	¥97,091	¥30,463	¥127,554

	JPY (millions) As of March 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	¥—	¥19,141	¥—	¥19,141
Investment in convertible notes	—	—	10,409	10,409
Investment in debt instruments	—	—	1,052	1,052
Financial assets associated with contingent consideration arrangements	—	—	26,852	26,852
Derivatives for which hedge accounting is applied	—	22,749	—	22,749
Financial assets measured at fair value through OCI
Trade receivables	—	20,665	—	20,665
Equity instruments	84,188	—	64,263	148,451
Total	¥84,188	¥62,556	¥102,576	¥249,320

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	¥—	¥6,074	¥—	¥6,074
Financial liabilities associated with contingent consideration arrangements	—	—	5,844	5,844
Derivatives for which hedge accounting is applied	—	30,455	—	30,455
Total	¥—	¥36,529	¥5,844	¥42,373

Valuation Techniques
The fair value of derivatives is measured based on Treasury management system valuation models or the Black-Scholes model, whose significant inputs are based on observable market data.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
The fair value of trade receivables, which are due from customers that Takeda has the option to factor, are measured based on the invoiced amount.
Equity investments and investments in debt instruments are not held for trading. If equity instruments or investments in debt instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt instruments are not quoted in an active market, the fair value is calculated utilizing an adjusted book value per share method or EBITDA multiples approach based on available information as of each period-end-date and comparable companies. The principal input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt instruments classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 5.0 times to 10.9 times. During the years ended March 31, 2021 and 2022, cumulative gains on equity investments of 42,781 million JPY and 5,357 million JPY were reclassified from other comprehensive income to retained earnings, respectively, upon the disposal of certain equity investments in publicly traded companies. The fair value of these investments on the dates of disposal during the years ended March 31, 2021 and 2022 were 73,875 million JPY and 16,929 million JPY, respectively. The investments were disposed of after management’s assessment of these investments relative to the investment strategy.
Financial assets and liabilities associated with contingent consideration arrangements are measured at fair value at the time of the divestiture or the acquisition date of business combination. When the contingent consideration arrangement meets the definition of a financial asset or liability, it is subsequently re-measured at fair value at each closing date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized mainly in relation to the divestiture of XIIDRA. The financial liabilities associated with contingent consideration arrangements are discussed in Financial liabilities associated with contingent consideration arrangements.
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
Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the years ended March 31, 2021 and 2022. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. During the years ended March 31, 2021 and 2022, the companies listed its equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the years ended March 31, 2021 and 2022, respectively. There were no other transfers between levels of the fair value hierarchy during the years ended March 31, 2021 and 2022.

Level 3 financial assets fair values
Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the years ended March 31, 2021 and 2022. The disclosure related to Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in Financial liabilities associated with contingent consideration arrangements. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for Level 3 financial assets.

	JPY (millions) For the Year Ended March 31
	2021		2022
	Financial assets associated with contingent consideration arrangements	Equity instruments	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the period	¥92,516	¥48,237	¥25,446	¥52,468
Recognition of financial assets associated with contingent consideration arrangements	3,318	—	—	—
Changes recognized as finance income (expenses)	3,294	—	(1,043)	—
Changes in fair value of financial assets associated with contingent consideration due to other elements than time value(1)	(72,940)	—	—	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	(742)	8,126	2,448	23,345
Purchases	—	12,559	—	7,919
Sales	—	(7,013)	—	(644)
Transfers to Level 1	—	(9,241)	—	(23,856)
Acquisition from sale of intangible assets associated with products	—	—	—	5,645
Acquisition from conversion of convertible notes	—	—	—	725
Transfers to investments accounted for using the equity method	—	—	—	(1,339)
Reclassification to assets held for sale	—	(200)	—	—
As of the end of the period	¥25,446	¥52,468	¥26,852	¥64,263
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
Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or license agreements that are payable only upon future events such as the achievement of development milestones and sales targets, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of financial liabilities associated with contingent consideration arrangements is re-measured based on risk-adjusted future cash flows discounted using an appropriate discount rate.
As of March 31, 2021 and 2022, the balance primarily relates to pre-existing contingent consideration arrangements from Shire’s historical acquisitions.
The pre-existing contingent consideration arrangements acquired from Shire through Shire’s historical acquisitions is due upon the achievement of certain milestones related to the development, regulatory, first commercial sale and other sales milestones of products at various stages of development and marketing, which could total up to 2,672 million JPY of undiscounted payments over a period of 6 years. The fair value of financial liabilities associated with contingent consideration arrangements could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.

The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy. The following table shows a reconciliation from the opening balances to the closing balances and payment term for financial liabilities associated with contingent consideration arrangements for the period ended March 31, 2021 and 2022, respectively. There are no significant changes in fair value during the changes in significant assumptions which influence the fair value measurement for financial liabilities associated with contingent consideration arrangements.

	JPY (millions) For the Year Ended March 31
	2021	2022
As of the beginning of the year	¥41,664	¥27,770
Additions arising from business combinations	—	5,203
Reversal from sale of intangible assets associated with products	—	(11,479)
Changes in the fair value during the period	(10,062)	(10,705)
Settled and paid during the period	(4,206)	(6,293)
Foreign currency translation differences	374	1,348
As of the end of the year	¥27,770	¥5,844

	JPY (millions) As of March 31
	2021	2022
Payment term (undiscounted)
Within one year	¥7,400	¥606
Between one and three years	2,273	2,869
Between three and five years	1,174	2,000
More than five years	40,035	980
Financial instruments not measured at fair value
The carrying amount and fair value of financial instruments that are not measured at fair value in the consolidated statements of financial position are as follows. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments.

	JPY (millions) As of March 31
	2021		2022
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	¥3,532,202	¥3,762,266	¥3,637,355	¥3,630,521
Long-term loans	1,103,100	1,098,526	707,770	703,032
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
Foreign Currency Risk
Takeda’s exposure to foreign exchange rates primarily relates to its foreign currency denominated operations and Takeda’s net investments in foreign subsidiaries. Takeda manages foreign currency risks in a centralized manner using derivative financial instruments. Takeda’s policy does not permit the use of speculative foreign currency financial instruments or derivatives.
Takeda uses forward exchange contracts, currency swaps, and currency options to hedge individually significant foreign currency transactions. Takeda has also designated loans and bonds denominated in the US dollar and Euro and certain forward exchange contracts as hedging instruments of net investments in foreign operations. As of March 31, 2021 and 2022, the total fair value of the foreign currency denominated loans was 579,864 million JPY and 184,520 million JPY, respectively, and the total fair value of the foreign currency denominated bonds was 3,245,901 million JPY and 2,871,256 million JPY, respectively.

Takeda is exposed mainly to foreign currency risks of the US dollar and Euro. The fair values of Takeda’s financial instrument holdings are analyzed to determine their sensitivity to changes in foreign exchange rates. Our analysis shows that if the JPY were to change against all other currencies by 5%, as of March 31, 2021 and 2022, the hypothetical impact on net income would not be material. This analysis assumes that all other variables, in particular interest rates, remain constant and that a change in one currency’s rate relative to the JPY would not have any effect on another currency’s rate relative to the JPY. In addition, this analysis does not include the effects of foreign currency translation on financial instruments that are denominated in the functional currency of the entity holding them.

	JPY (millions) As of March 31, 2021
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥131,729	¥—	¥(3,362)
United States Dollar	865,407	—	(11,270)
Buying:
Euro	134,762	—	3,407
United States Dollar	1,364,837	—	7,873
Other	13,515	—	422
Currency swaps:
Buying:
United States Dollar	739,948	717,114	(56,787)

	JPY (millions) As of March 31, 2022
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥243,870	¥—	¥(11,315)
United States Dollar	445,285	—	(8,181)
Buying:
Euro	244,041	—	11,326
United States Dollar	360,656	—	4,894
Currency swaps:
Buying:
United States Dollar	717,114	717,114	8,686

The above currency swaps, designated as hedging instruments in a cash flow hedge, were related to foreign currency denominated bonds and loans. The cash flow hedge reserve related to the currency swaps were reclassified to profit or loss in the same period as the hedged expected future cash flows occur.
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

	JPY (millions) As of March 31
	Contract amount	Contract amount to be settled in more than one year	Fair value
2021	¥803,506	¥780,672	¥(61,564)
2022	787,370	787,370	8,637
The fair values of Takeda’s financial instrument holdings are analyzed to determine their sensitivity to interest rate changes. Our analysis shows that if there were a 1% change in interest rates, as of March 31, 2021 and 2022, the hypothetical impact on net income would not be material. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.
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

Our analysis shows that if the market price of equity instruments held by Takeda and investments in trusts which hold equity instruments on behalf of Takeda had changed by 10%, as of March 31, 2021 and 2022, the hypothetical impact on other comprehensive income would not be material. This analysis assumes that all other variables, in particular interest rates and foreign currency exchange rates, remain constant. There is no impact on net income because the changes in the fair value of equity instruments are recognized directly in equity.

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

Takeda generally designates its derivatives as hedges for accounting purposes. In certain instances, Takeda enters into derivative contracts (“balance sheet hedges”) that do not qualify for hedge accounting but are nevertheless utilized to manage the underlying foreign currency exposure risk. Balance sheet hedges are used to offset the foreign currency impact from assets and liabilities on Takeda balance sheet that are denominated in non-functional currencies. Given these foreign currency derivatives work on an offset basis they do not require hedge accounting. Takeda has established guidelines for risk assessment procedures and controls for the use of financial instruments. These guidelines include a clear segregation of duties between execution and administration, and then again between accounting and controlling.

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

The following tables represent the items designated as hedging instruments, amounts within other components of equity related to items designated as hedged items and amounts of changes in fair value of hedging instruments recorded in other comprehensive income and the amounts reclassified from the hedging reserve to profit or loss as of and for the year ended March 31, 2022:

		JPY (millions) As of March 31, 2022
	Notional	Carrying amount – assets	Carrying amount – liabilities	Line item in the statement of financial position where hedging instrument is included	Average rate used for the fair value of the hedging instrument
Cash flow hedges
Interest risk
Interest rate swaps	575 million USD	¥—	¥49	Other financial liabilities	2.83%
Currency and interest risk
Currency and interest rate swaps	6,675 million USD	22,749	14,063	Other financial assets /liabilities	107.43 JPY 1.85%
Net investment hedges
Foreign currency denominated bonds and loans	5,108 million USD	—	624,138	Bonds and loans
	7,368 million EUR	—	1,001,896	Bonds and loans
Forward exchange contracts	594 million USD	—	4,982	Other financial liabilities
	1,815 million EUR	—	11,360	Other financial liabilities

	JPY (millions) As of March 31, 2022
	Balance in cash flow hedges and net investment hedges	Balance in hedge cost reserve
Cash flow hedges
Interest risk
Interest rate swaps	¥425	¥—
Forward interest rate	(21,313)	—
Currency and interest risk
Currency and interest rate swaps	(48,573)	(6,135)
Currency risk
Hedge related to acquisition	3,560	—
Net investment hedges
Foreign currency denominated bonds and loans	97,977	—
Forward exchange contracts	54,778	—

	JPY (millions) For the year ended March 31, 2022
	Amounts recognized in OCI		Amount reclassified to profit or loss
	Change in fair value of hedging instruments	Hedging costs	Cash flow hedge	Hedging costs	Line item in which reclassification adjustment is included
Cash flow hedges
Interest risk
Interest rate swaps	¥3,992	¥—	¥1,398	¥—	Financial expenses
Forward interest rate	(605)	—	2,312	—	Financial expenses
Currency and interest risk
Currency and interest rate swaps	79,394	6,611	(83,031)	(3,071)	Financial income and Financial expenses
Net investment hedges
Foreign currency denominated bonds and loans	107,064	—	—	—
Forward exchange contracts	35,646	—	—	—
The amount relating to the ineffectiveness recorded in profit or loss was immaterial for the years ended March 31, 2021 and 2022. The amount of hedging gains/losses recorded in other comprehensive income and reclassified to profit or loss as hedged future cash flows were no longer expected to occur was immaterial for the years ended March 31, 2021 and 2022.
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
Takeda utilizes factoring arrangements for selected trade receivables. Under this program, trade receivables sold are derecognized when the risks and rewards of ownership have been transferred. Amounts due from customers that are subject to the factoring arrangements but have not been factored at fiscal year end are disclosed in Note 17.
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
The following represents the carrying amount of the trade receivables categorized by due date and the analysis of impairment loss allowance as of March 31, 2021 and 2022:

	JPY (millions) except for percentage As of March 31, 2021
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥643,819	¥17,632	¥12,017	¥6,214	¥16,762	¥19,680	¥716,124
Impairment loss allowance	(1,336)	(20)	(11)	(120)	(646)	(6,504)	(8,637)
Net carrying amount	642,483	17,612	12,006	6,094	16,116	13,176	707,487
Weighted average loss rate (%)	0.2%	0.1%	0.1%	1.9%	3.9%	33.0%	1.2%

	JPY (millions) except for percentage As of March 31, 2022
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥569,289	¥19,369	¥5,972	¥3,670	¥14,391	¥14,217	¥626,908
Impairment loss allowance	(3,274)	(23)	(88)	(50)	(963)	(4,993)	(9,390)
Net carrying amount	566,015	19,346	5,884	3,620	13,428	9,224	617,518
Weighted average loss rate (%)	0.6%	0.1%	1.5%	1.4%	6.7%	35.1%	1.5%
Management believes that the unimpaired amounts that are past due are still collectible in full, based on historical payment behavior and extensive analysis of customer credit risk.
As of March 31, 2021 and 2022, Takeda has provided loss allowance on trade receivables and other receivables not past due based on an analysis of credit histories. Loss allowance for trade receivables are measured based on expected credit losses on a collective basis using the simplified approach. However, when events that have a detrimental impact on the estimated future cash flows such as customers’ deterioration of financial conditions or failure of payment overdue have occurred, expected credit losses are measured on an individual basis as credit-impaired financial assets. Takeda considers a financial asset to be in default when the customer is unlikely to pay the obligation in full, without recourse by Takeda to take actions such as realizing collaterals, if any.

The following is a summary of the change in the impairment loss allowance for trade receivables for the years ended March 31, 2021 and 2022. The impairment loss allowance recognized for other than trade receivables is immaterial.

	JPY (millions)
	Bad debt provision calculated by simplified approach	Bad debt provision recognized to credit- impaired financial assets	Total
As of April 1, 2020	¥1,670	¥3,527	¥5,197
Increases	1,733	3,710	5,443
Decreases (written off)	(292)	(348)	(640)
Decreases (reversed)	(866)	(872)	(1,738)
Foreign currency translation differences	114	261	375
As of March 31, 2021	¥2,359	¥6,278	¥8,637
Increases	999	1,837	2,836
Decreases (written off)	(60)	(2,147)	(2,207)
Decreases (reversed)	(333)	(533)	(866)
Foreign currency translation differences	446	544	990
As of March 31, 2022	¥3,411	¥5,979	¥9,390
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
The table below presents the balances of financial liabilities by maturity. The total contract amount below reflects cash flows presented on an undiscounted cash flow basis, including interest expense. The amounts disclosed as of March 31, 2021 and 2022 are undiscounted cash flows using the respective spot foreign exchange rates as of March 31, 2021 and 2022.

	JPY (millions)
	Carrying amount	Total	Within one year	Between one and two years	Between two and three years	Between three and four years	Between four and five years	More than five years
As of March 31, 2021
Bonds and loans
Bonds	¥3,532,202	¥4,563,035	¥114,712	¥407,866	¥526,605	¥573,221	¥151,308	¥2,789,323
Loans	1,103,169	1,150,358	227,950	80,349	106,972	59,593	284,877	390,617

Trade and other payables	343,838	343,838	343,838	—	—	—	—	—
Lease liabilities	436,412	610,270	50,187	45,076	43,949	41,180	38,551	391,327
Derivative liabilities	97,091	(61,375)	29,274	(5,770)	(5,380)	(6,996)	(6,793)	(65,710)
Derivative assets	(64,100)	(43,560)	(31,816)	(776)	(1,133)	(1,797)	(2,422)	(5,616)

As of March 31, 2022
Bonds and loans
Bonds	¥3,637,355	¥4,648,070	¥221,182	¥395,333	¥580,073	¥167,299	¥632,188	¥2,651,995
Loans	708,055	733,219	78,155	103,540	54,623	90,696	105,942	300,263

Trade and other payables	516,297	516,297	516,297	—	—	—	—	—
Lease liabilities	465,238	645,782	53,877	52,489	48,660	44,907	39,502	406,347
Derivative liabilities	36,529	(48,275)	21,144	(1,390)	(2,090)	(2,405)	(2,647)	(60,887)
Derivative assets	(41,890)	(151,044)	(26,505)	(7,060)	(9,183)	(9,183)	(9,573)	(89,540)
The contractual amount of bonds in “Within one year” as of March 31, 2021 includes a 200 million USD principal amount of unsecured U.S. dollar-denominated senior notes in respect of an early redemption of the remaining principal amount of the bond on May 17, 2021. Furthermore, the contractual amount of loans in “Within one year” as of March 31, 2021 includes a 2,000 million USD of the outstanding JBIC Loan floating rate amount of 3,700 million USD as Takeda made a prepayment of the loan on June 11, 2021. The JBIC Loan was included in non-current liabilities of the consolidated statements of financial position as of March 31, 2021 as the maturity date of the loan is December 11, 2025 and the notice to repay the loan was not issued until April 1, 2021. The contractual amount of bonds in “Between three and four years” as of March 31, 2021 and “Between two and three years” as of March 31, 2022, includes 500,000 million JPY principal amount of the hybrid subordinated bonds (the “Hybrid Bonds”) as Takeda may make an early repayment of all of the principal of the Hybrid Bonds on each interest payment date beginning October 6, 2024. For details on the principal and interest rates associated with these bonds and loans, see Note 20.

Reconciliation of liabilities arising from financing activities

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Lease liabilities	Derivative assets used for hedge of debts	Derivative liabilities used for hedge of debts	Total
As of April 1, 2020	¥3,204,965	¥1,883,325	¥5,014	¥369,459	¥(87)	¥560	¥5,463,236
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	(144,000)	—	(5,043)	—	—	—	(149,043)
Proceeds from issuance of bonds	1,179,452	—	—	—	63	—	1,179,515
Repayments of long-term loans	—	(792,497)	—	—	—	—	(792,497)
Repayments of bonds	(859,209)	—	—	—	—	—	(859,209)
Repayments of lease liabilities	—	—	—	(39,270)	—	—	(39,270)
Interest paid	—	—	—	(12,124)	—	—	(12,124)
Non-cash items
Foreign exchange movement	134,651	10,462	98	6,541	—	—	151,752
Change in fair value	—	—	—	—	(1,482)	57,733	56,251
New, amended and terminated leases	—	—	—	99,682	—	—	99,682
Others	16,343	1,810	—	12,124	—	—	30,277
As of March 31, 2021	¥3,532,202	¥1,103,100	¥69	¥436,412	¥(1,506)	¥58,293	¥5,128,570

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Lease liabilities	Derivative assets used for hedge of debts	Derivative liabilities used for hedge of debts	Total
As of April 1, 2021	¥3,532,202	¥1,103,100	¥69	¥436,412	¥(1,506)	¥58,293	¥5,128,570
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	—	—	(2)	—	—	—	(2)
Proceeds from issuance of bonds	249,334	—	—	—	—	—	249,334
Repayments of long-term loans	—	(414,105)	—	—	—	—	(414,105)
Repayments of bonds	(395,106)	—	—	—	—	(903)	(396,009)
Repayments of lease liabilities	—	—	—	(39,694)	—	—	(39,694)
Interest paid	—	—	—	(13,934)	—	—	(13,934)
Non-cash items
Foreign exchange movement	237,833	18,737	219	34,701	—	—	291,490
Change in fair value	—	—	—	—	(21,243)	(43,327)	(64,570)
New, amended and terminated leases	—	—	—	33,819	—	—	33,819
Others	13,092	39	—	13,934	—	—	27,065
As of March 31, 2022	¥3,637,355	¥707,770	¥285	¥465,238	¥(22,749)	¥14,063	¥4,801,964
Others includes an increase in debts due to application of amortized cost method.

28.    Share-based Payments
Takeda maintains share-based compensation payment plans for the benefit of its directors and certain employees of the Company and its subsidiaries and affiliates worldwide. Takeda recorded total compensation expense related to its share-based payment plans of 30,016 million JPY, 39,428 million JPY, and 43,730 million JPY for the years ended March 31, 2020, 2021 and 2022, respectively, in its consolidated statements of profit or loss.
Equity-settled Plans
Stock Options
Takeda previously provided a stock option plan under which it granted awards to members of Takeda’s board of directors (the “Board”), corporate officers, and senior management through the year ended March 31, 2014. There were no stock options granted during the years presented in these financial statements and all previously granted awards are fully vested. These awards generally vested three years after the grant date. The stock options are exercisable for 10 years after the grant date for options held by members of the Board and 20 years for options held by corporate officers and senior management. The individual must be either a Board member or an employee of the Company or one of its subsidiaries or affiliates to exercise the options, unless the individual retired due to the expiration of their term of office, mandatory retirement or other acceptable reasons.
There was no compensation expense recorded during the years ended March 31, 2020, 2021 and 2022 as all awards were fully vested.
The following table summarizes the stock option activity:

	For the Year Ended March 31
	2020		2021		2022
	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)
As of beginning of the year	3,389,200	¥4,055	3,371,200	¥4,065	3,357,200	¥4,082
Exercised	(18,000)	2,266	(14,000)	1	(10,100)	1
As of end of the year	3,371,200	4,065	3,357,200	4,082	3,347,100	4,094
All of the stock options were exercisable as of March 31, 2020, 2021 and 2022.
The weighted-average share price at the date of exercise was 4,390 JPY, 4,115 JPY and 3,815 JPY during the years ended March 31, 2020, 2021 and 2022, respectively. The weighted-average exercise price and weighted-average remaining contractual life of the share options outstanding were 4,065 JPY and 12 years, 4,082 JPY and 11 years, and 4,094 JPY and 10 years, as of March 31, 2020, 2021 and 2022, respectively.
Stock Incentive Plans
Takeda has the following 3 stock-based incentive compensation plans for its directors and eligible employees including members of senior management:

Board incentive plan (“BIP”) Trust -The BIP Trust is an incentive plan for board directors designed based on Restricted Stock Units and Performance Share Units, whereby Restricted Stock Unit awards and Performance Share Unit awards are granted to board directors. Each award is settled in a single share of the Company’s common stock. Under the BIP, Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Share Unit awards are granted to internal directors who are not Audit & Supervisory Committee members and are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda’s strategic focus and long-term growth. Performance Share Unit awards vest three years from the date of grant. For purposes of the Performance Share Unit awards, the performance metrics primarily consisted of: (i) 3-year accumulated revenue; (ii) core operating profit margin; (iii) 3-year accumulated free cash flow; (iv) certain R&D goals; and (v) 3-year relative total shareholder return. The settlement value of the awards is based on stock price and subject to, among other things, applicable tax withholding, foreign exchange rates (in countries other than Japan) and the value of company dividends during the vesting period. Takeda, through a wholly owned trust, buys shares of the Company’s common stock in the market on the grant date, and uses these shares to settle the awards upon vesting. The number of shares the individual receives (either through physical settlement or cash) is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals residing in Japan. For individuals residing outside of Japan, the trust sells the shares the individual is eligible to receive and pays cash to the individual in settlement of the award.

Employee Stock Ownership Plan (“ESOP”) Trust - The ESOP Trust is an employee incentive plan designed based on Restricted Stock Units and Performance Share Units, whereby Restricted Stock Unit awards and Performance Share Unit awards are granted to certain employees, including members of senior management of the Company. Each award is settled in a single share of the Company's common stock. Restricted Stock Unit awards and Performance Share Unit awards are granted to certain members of senior management while Restricted Stock Unit awards are granted to the remainder of employees. Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Share Unit awards are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda’s strategic focus and long-term growth. Performance Share Unit awards vest three years from the date of grant. For purposes of the Performance Share Unit awards, the performance metrics primarily consisted of (i) 3-year accumulated revenue; (ii) core operating profit margin; (iii) 3-year accumulated free cash flow; (iv) certain R&D goals; and (v) 3-year relative total shareholder return. The settlement value of the awards is based on stock price and subject to, among other things, applicable tax withholding and the value of company dividends during the vesting period. Takeda, through a wholly owned trust, buys shares of the Company's common stock in the market or issues shares the Company's common stock on the grant date and uses these shares to settle the awards upon vesting. The number of shares the individual receives is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals residing in Japan. For individuals residing outside of Japan, the trust sells the shares the individual is eligible to receive and pays cash to the individual in settlement of the award.

Long-Term Incentive Plan (“LTIP”) - The LTIP was approved by the Board on June 24, 2020 and is an incentive plan that provides for the grant of awards to eligible employees, including members of senior management of the Company and its subsidiaries and affiliates. The LTIP provides for the grant of Restricted Stock Units and Performance Stock Units, as well other equity based awards. Grants under the LTIP may be settled in shares of the Company's common stock, American Depositary Shares (“ADSs”) or cash, or a combination thereof.
Takeda first granted awards under the LTIP on July 1, 2020 in the form of Restricted Stock Unit awards and Performance Stock Unit awards, and no other forms of awards have been granted under the LTIP to date. Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Stock Unit awards are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda’s strategic focus and long-term growth. Performance Stock Unit awards vest three years from the date of grant. For purposes of the Performance Stock Unit awards, the performance metrics primarily consisted of: (i) 3-year accumulated revenue; (ii) core operating profit margin; (iii) 3-year accumulated free cash flow; (iv) certain R&D goals; and (v) 3-year relative total shareholder return. The value of such awards when such awards are to be settled in ADSs is based on the fair market value of the shares of the Company's common stock converted into ADSs, subject to, among other things, applicable tax withholding, foreign exchange rates and the value of company dividends during the vesting period. Restricted Stock Unit awards and Performance Stock Unit awards granted under the LTIP are to be settled in the Company's common stock to award recipients residing and employed in Japan and in ADS to award recipients residing and employed in countries outside of Japan where settlement in ADSs is permitted by local law and regulation. In countries outside of Japan where such form of settlement is not permissible due to legal, regulatory and/or administrative reasons, Restricted Stock Unit awards and Performance Stock Unit awards are structured such that settlement is to be made in cash and accounted as a “Cash-Settled LTIP Award” (please refer to Cash-Settled LTIP Awards). To date, all awards granted under the LTIP are to recipients residing and employed outside of Japan at the time of grant and are subject to settlement either in ADSs or cash, and no grants to be settled in shares of the Company's common stock have been made.

The total compensation expense recognized related to these plans was 29,122 million JPY, 37,663 million JPY and 43,374 million JPY during the years ended March 31, 2020, 2021 and 2022, respectively.
The weighted average fair value of the awards at the grant date is as follows (in JPY):

	For the Year Ended March 31
	2020	2021	2022
BIP:
Weighted average fair value at grant date	¥3,857	¥3,765	¥3,738
ESOP:
Weighted average fair value at grant date	3,857	3,765	3,738
Equity-Settled LTIP:
Weighted average fair value at grant date		1,907 (US$17.64 in contractual currency)	1,877 (US$16.90 in contractual currency)
The grant date fair value for BIP and ESOP was calculated using the share price of the Company's common stock on the grant date while the grant date fair value for LTIP was calculated using the share price of ADS as it was determined to be approximately the same as the fair value of the awards. One ADS equals 0.5 of the Company's common stock.

The following table summarizes the award activity related to the BIP (the number of awards) (1 award represents 1 share of the Company's common stock), ESOP (the number of awards) (1 award represents 1 share of the Company's common stock) and Equity-settled LTIP (the number of awards) (1 award represents 1 share of the ADS). One ADS equals 0.5 of the Company's common stock:

	For the Year Ended March 31
	2020		2021			2022
	BIP	ESOP	BIP	ESOP	Equity-Settled LTIP	BIP	ESOP	Equity-Settled LTIP
At beginning of the year	485,232	7,939,675	819,229	13,398,751	—	1,035,843	7,751,952	23,412,994
Granted	591,508	11,152,440	518,965	791,687	25,223,010	536,121	534,437	29,211,506
Forfeited/expired before vesting	(22,689)	(2,003,789)	—	(794,005)	(1,744,170)	—	(552,490)	(4,270,590)
Settled	(234,822)	(3,689,575)	(302,351)	(5,644,481)	—	(355,603)	(4,361,447)	(7,466,212)
Transfer to Cash-Settled LTIP	—	—	—	—	(65,846)	—	—	(25,964)
At end of the year	819,229	13,398,751	1,035,843	7,751,952	23,412,994	1,216,361	3,372,452	40,861,734

There were no exercisable shares as of March 31, 2020, 2021, and 2022. The weighted average remaining contractual life of the outstanding awards was one year for the BIP and the Equity-Settled LTIP plans as of March 31, 2021 and 2022, one year as of March 31, 2021 and zero year as of March 31, 2022 for the ESOP.
Cash-Settled Awards
Takeda has a phantom stock appreciation rights (“PSARs”) plan and a restricted stock units (“RSUs”) plan for certain employees of subsidiaries of the Company. The value of these awards is linked to share price of the Company and are settled in cash. Moreover, where settlement of awards granted under the LTIP described under “—Equity Settled Plans” above in ADSs or shares of common stock is not permissible due to legal, regulatory and/or administrative reasons, such awards are settled in cash. The total compensation expense recorded associated with these plans was 894 million JPY, 1,765 million JPY and 356 million JPY during the years ended March 31, 2020, 2021 and 2022. The total liability reflected in the consolidated statements of financial position as of March 31, 2021 and 2022 is 2,115 million JPY and 1,583 million JPY, respectively.
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
The following table summarizes the award activity related to the PSARs (the number of awards) (1 award represents 1 share of the Company's common stock) :

	For the Year Ended March 31
	2020		2021		2022
	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)
As of beginning of the year	4,175,347	¥4,849	2,686,749	¥4,873	2,270,439	¥4,997
Exercised	(17,737)	4,284	—	—	—	—
Forfeited/expired after vesting	(1,470,861)	4,562	(416,310)	4,641	(799,344)	5,134
As of end of the year	2,686,749	4,873	2,270,439	4,997	1,471,095	5,481

All PSARs were vested and exercisable as of March 31, 2020, 2021 and 2022. There was no intrinsic value of vested cash-settled share-based payments as of March 31, 2021 and 2022.

Restricted stock units (RSUs)
The RSUs vest one third each year over a three-year period from the end of the fiscal year during which the awards were granted. The RSUs are settled upon vesting based on the share price at the vesting date plus any dividends paid on shares during the vesting period. There is no exercise price payable by the holder.
The following table summarizes the award activity related to the RSUs (the number of awards) (1 award represents 1 share of the Company’s common stock):

	For the Year Ended March 31
	2020	2021	2022
As of the beginning of the year	401,153	1,439,536	778,451
Granted	1,403,045	23,541	—
Forfeited/expired before vesting	(188,383)	(155,551)	(62,649)
Settled	(176,279)	(529,075)	(398,068)
As of the end of the year	1,439,536	778,451	317,734
There are no exercisable balances as of March 31, 2020, 2021 and 2022.

Cash-Settled LTIP Awards
As noted above, for purposes of restricted stock unit awards and performance stock units granted under the LTIP in countries where settlement in ADSs is not permissible due to legal, regulatory and/or administrative reasons, such grants are structured such that settlement is to be made in cash and accounted for as Cash-Settled LTIP Awards.
The following table summarizes the award activity related to the Cash-Settled LTIP Awards (the number of awards) (1 award represents 1 ADS):

	For the Year Ended March 31
	2021	2022
As of the beginning of the year	—	262,994
Granted	286,316	153,604
Forfeited/expired before vesting	(29,478)	(25,682)
Settled	(59,690)	(120,240)
Transfer from Equity-Settled LTIP	65,846	25,964
As of the end of the year	262,994	296,640
There are no exercisable balances as of March 31, 2021 and 2022.

29.    Subsidiaries and Associates
The number of consolidated subsidiaries decreased by 34 in the year ended March 31, 2022, primarily due to mergers and liquidations to organize capital in subsidiaries acquired as part of integration with Shire. The number of associates accounted for using the equity method decreased by 2 due to a change of ownership ratio.
The following is a listing of the Company’s consolidated subsidiaries (including partnerships) as of March 31, 2022:

Company name	Country	Ownership of Voting Rights (%)
Takeda Austria GmbH	Austria	100.0%
Takeda Manufacturing Austria AG	Austria	100.0%
Baxalta Innovations GmbH	Austria	100.0%
Takeda Distribuidora Ltda.	Brazil	100.0%
Takeda Canada Inc.	Canada	100.0%
Takeda (China) Holdings Co., Ltd.	China	100.0%
Takeda (China) International Trading Co., Ltd.	China	100.0%
Takeda France S.A.S.	France	100.0%
Takeda GmbH	Germany	100.0%
Takeda Ireland Limited	Ireland	100.0%
Shire Pharmaceuticals International Unlimited Company	Ireland	100.0%
Shire Acquisitions Investments Ireland Designated Activity Company	Ireland	100.0%
Shire Ireland Finance Trading Limited	Ireland	100.0%
Takeda Italia S.p.A.	Italy	100.0%
Takeda Pharmaceuticals Korea Co., Ltd.	Korea	100.0%
Takeda Mexico S.A.de C.V.	Mexico	100.0%
Takeda Pharmaceuticals Limited Liability Company	Russia	100.0%
Takeda Development Center Asia, Pte. Ltd.	Singapore	100.0%
Takeda Farmaceutica Espana S.A.	Spain	100.0%
Takeda Pharma AB	Sweden	100.0%
Takeda Pharmaceuticals International AG	Switzerland	100.0%
Baxalta GmbH	Switzerland	100.0%
Baxalta Manufacturing, S.a.r.l.	Switzerland	100.0%
Takeda UK Limited	United Kingdom (“U.K.”)	100.0%
Takeda Pharmaceuticals U.S.A., Inc.	U.S.	100.0%
ARIAD Pharmaceuticals, Inc.	U.S.	100.0%
Takeda Vaccines, Inc.	U.S.	100.0%
Takeda Development Center Americas, Inc.	U.S.	100.0%
Baxalta Incorporated	U.S.	100.0%
Dyax Corp.	U.S.	100.0%
Takeda Ventures, Inc.	U.S.	100.0%
Baxalta US Inc.	U.S.	100.0%
Shire Human Genetic Therapies, Inc.	U.S.	100.0%
Biolife Plasma Services LP	U.S.	100.0%
Other 171 subsidiaries

Associates accounted for using the equity method: 19 associates as of March 31, 2022

30.    Related Party Transactions
Compensation for Key Management Personnel
Key management personnel are defined as members of the Board. The compensation for key management personnel is as follows:

	JPY (millions) For the Year Ended March 31
	2020	2021	2022
Basic compensation and bonuses	¥2,441	¥1,664	¥1,614
Share-based compensation (expensed amount)	2,143	2,483	2,547
Other	45	42	38
Total	¥4,629	4,189	4,199
31.    Business Combinations
Acquisitions during the Year ended March 31, 2022
There was no material business combination during the year ended March 31, 2022.
Acquisitions during the Year ended March 31, 2021
There was no material business combination during the year ended March 31, 2021.
Acquisitions during the Year ended March 31, 2020
There was no material business combination during the year ended March 31, 2020.
32.    Commitments and Contingent Liabilities
Purchase commitments
The amount of contractual commitments for the acquisition of property, plant and equipment was 14,159 million JPY as of March 31, 2022.
Milestone Payments
As discussed in Note 13, Takeda has certain contractual agreements related to the acquisition of intangible assets that require it to make payments of up to 1,568,029 million JPY as of March 31, 2022. These commitments include development, regulatory approval and launch milestone payments in relation to R&D programs under development. The related commercial milestone payments were not included in the commitments given the payments were not deemed reasonably likely to occur.
Irish Revenue Authority assessment
Shire received a tax assessment from the Irish Revenue Commissioners on November 28, 2018 for 398 million EUR. This assessment relates to the tax treatment of a 1,635 million USD break fee Shire received from AbbVie, Inc. (“AbbVie”) in connection with the terminated offer to acquire Shire made by AbbVie in 2014. Takeda appealed the assessment to the Tax Appeals Commission (“TAC”) and the appeal was heard by the TAC in late 2020. On July 30, 2021 (IST), Takeda received a ruling on the matter from the TAC, with the TAC ruling in favor of Irish Revenue Commissioners. While Takeda intends to appeal the TAC ruling and continues to assert that the AbbVie break fee is not subject to Irish tax, Takeda has recorded a tax provision for 491 million EUR in current liabilities as income taxes payable, representing the 398 million EUR tax liability asserted by Irish Revenue Commissioners plus accrued interest for the year ended March 31, 2022.
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
Legal expenses incurred and charges related to legal claims are recorded in selling, general and administrative expenses. Provisions are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. For certain product liability claims, Takeda will record a provision where there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. The factors Takeda considers in developing a provision include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. As of March 31, 2021 and 2022, Takeda’s aggregate provisions for legal and other disputes were 73,395 million JPY and 42,869 million JPY, respectively. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. Unless otherwise stated below, Takeda is unable to predict the outcome or duration of these matters at this time.
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
Proton Pump Inhibitor (“PPI”) Product Liability Claims
As of March 31, 2022, more than 6,400 product liability lawsuits related to the use of PREVACID and DEXILANT have been filed against Takeda in U.S. federal and state courts. Most of these cases are pending in U.S. federal court and are consolidated for pre-trial proceedings in a multi-district litigation in federal court in New Jersey. The plaintiffs in these cases allege they developed kidney injuries or, in some cases, gastric cancer as a result of taking PREVACID and/or DEXILANT, and that Takeda failed to adequately warn them of these potential risks. Similar cases are pending against other manufacturers of drugs in the same PPI class as Takeda’s products, including AstraZeneca plc (“AstraZeneca”), Procter & Gamble Company (“Procter & Gamble”) and Pfizer Inc. (“Pfizer”). Outside the U.S., three proposed class actions have been filed in three provinces in Canada (Quebec, Ontario, and Saskatchewan). The defendants in these actions include Takeda, AstraZeneca, Janssen Pharmaceutical Companies (“Janssen”) and several generic manufacturers.
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
TRINTELLIX
Takeda has received notices from sixteen generic pharmaceutical companies that they have submitted ANDAs with paragraph IV certifications seeking to sell generic versions of TRINTELLIX. Takeda filed patent infringement lawsuits against the ANDA filers in federal court in Delaware. Lawsuits against ten ANDA filers were resolved before trial. A trial took place from January 15 to January 28, 2021 with six ANDA filers, including Alembic Pharmaceuticals Limited and Alembic Pharmaceuticals, Inc., Lupin Limited and Lupin Pharmaceuticals, Inc. (“Lupin”), Macleods

Pharmaceuticals Ltd., Sigmapharm Laboratories, LLC, Sandoz, Inc., and Zydus Pharmaceuticals (USA) Inc. and Cadila Healthcare Limited. The Court issued its decision on September 30, 2021 and found that US Patent 7,144,884, which covers vortioxetine (the active ingredient in Trintellix), is valid. For the rest of the asserted patent, only US Patent 9,101,626, which covers processes for synthesizing vortioxetine, was found to be infringed by Lupin. Takeda filed a notice of appeal on Nov 24, 2021.
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
Other
In addition to the individual patent litigation cases described above, Takeda is party to a number of cases where Takeda has received notices that companies have submitted ANDAs with paragraph IV certifications to sell generic versions of other Takeda products. These include other Takeda products including Ponatinib. Takeda has filed patent infringement lawsuits against parties involved in these situations.
Sales, Marketing, and Regulation
Takeda has other litigations related to its products and its activities, the most significant of which are describe below.
ACTOS Antitrust Litigation
In December 2013, the first of two antitrust class action lawsuits was filed against Takeda in the U.S. District Court for the Southern District of New York by a putative class of patients who were prescribed ACTOS. The second class action was filed against Takeda in the same court in April 2015 by a putative class of wholesalers that purchased ACTOS from Takeda. In both actions, plaintiffs allege, inter alia, that Takeda improperly characterized certain patents for ACTOS in the FDA Orange Book, which they claim imposed requirements on generic companies that filed Abbreviated New Drug Applications and, in turn, resulted in delayed market entry for generic forms of ACTOS. In October 2019, the District Court denied Takeda’s motion to dismiss. Takeda subsequently sought an interlocutory appeal of the District Court’s decision, which was denied.
INTUNIV Antitrust Litigation
In January 2017, an antitrust class action was filed against Shire plc, Shire LLC, and Shire U.S. Inc. (collectively, “Shire”) in the U.S. District Court for the District of Massachusetts. The plaintiffs, a putative class of wholesalers, allege that Shire’s settlement in 2013 of patent litigation claims against Actavis Elizabeth LLC related to its generic formulation of INTUNIV constituted an anticompetitive “reverse payment.”
AMITIZA Antitrust Litigation
In August 2021, an antitrust class action was filed against Takeda Pharmaceuticals U.S.A., Inc. (“Takeda”) in the U.S. District Court for the Eastern District of Massachusetts. The plaintiffs, a putative class of wholesalers, allege that a settlement that Takeda and Sucampo Pharmaceuticals, Inc. entered into in 2014 with Par Pharmaceutical, Inc. (“Par”) to resolve patent litigation claims related to Par’s generic formulation of AMITIZA were anticompetitive.
COLCRYS Antitrust Litigation
In September 2021, an antitrust class action was filed against Takeda Pharmaceuticals U.S.A., Inc. (“Takeda”) in the U.S. District Court for the Eastern District of Pennsylvania. The plaintiffs, a putative class of wholesalers, allege that settlements that Takeda entered into in 2015 and 2016 to resolve patent litigation claims against several generic drug manufacturers related to generic formulations of COLCRYS were anticompetitive.
AbbVie Supply Agreement Litigation
In November 2020, AbbVie brought suit against Takeda Pharmaceutical Company (“Takeda”) in Delaware Chancery Court alleging Takeda breached its agreement with AbbVie related to the supply of LUPRON in the U.S. due to shortages arising from quality issues the U.S. Food & Drug Administration identified concerning Takeda’s production facility in Hikari, Japan as part of a Form 483 issued in November 2019 and a Warning

Letter issued in June 2020. In the litigation, AbbVie sought both preliminary injunctive relief and monetary damages. In September 2021, the court issued an order denying AbbVie’s request for injunctive relief. The court subsequently issued a decision finding Takeda in breach of the supply agreement. A trial to determine the amount of any damages is scheduled for October 2022.
Investigation of Patient Assistance Programs
In November 2016, the U.S. Department of Justice (“DOJ”) (through the U.S. Attorneys’ Office in Boston) issued a subpoena to ARIAD Pharmaceuticals, Inc. (“Ariad”), which was acquired by Takeda during the year ended March 31, 2017, seeking information from January 2010 to the present relating to Ariad’s donations to 501(c) (3) co-payment foundations, financial assistance programs, and free drug programs available to Medicare beneficiaries and the relationship between these co-payment foundations and specialty pharmacies, hubs or case management programs. Takeda is cooperating with the investigation.
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
Brazilian Investigation Related to ELAPRASE and REPLAGAL
On November 30, 2021, the Brazilian federal authorities executed a search warrant at Takeda offices in Brazil. The warrant sought records about information Takeda received from the Brazilian National Sanitary Surveillance Agency (AVISA) as well as any records related to donations made to charitable organizations which provide funding to patients who are pursuing claims for reimbursement from the Brazilian government for prescriptions of ELAPRASE and REPLAGAL. Takeda is cooperating with the investigation.
33.    Subsequent Events
In June 2022, the Company entered into a lease agreement for approximately 600,000 square feet of research and development and office space of a to be constructed building in Cambridge, Massachusetts, with an expected lease term starting in 2025. The base lease term is for 15 years, after which the Company has the option to renew the lease twice for 10 years each at market rates. In addition to payment obligations related to its share of operating expenses, utilities and taxes, the Company will have an approximate base lease term payment obligation of 1.48 billion USD to be paid over the course of the base lease term. Under certain conditions, the Company has the ability to terminate the lease agreement prior to the building being constructed.