Form 20-F
period 2023-03-31
TAKEDA PHARMACEUTICAL CO LTD
filed 2023-06-28
CIK 1395064

Form 20-F FY2022

TAKEDA PHARMACEUTICAL COMPANY LIMITED

As filed with the Securities and Exchange Commission on June 28, 2023
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________
FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2023
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
139,663,992 ADSs outstanding as of March 31, 2023
1,554,528,812 shares of common stock as of March 31, 2023

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
In this annual report, we present our audited consolidated financial statements as of March 31, 2022 and 2023 and for the fiscal years ended March 31, 2021, 2022 and 2023. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS also includes International Accounting Standards (“IAS”) and the related interpretations of the committees (Standard Interpretations Committee (“SIC”) and International Financial Reporting Interpretations Committee (“IFRIC”)).
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

Special Note Regarding Forward-Looking Statements
This annual report contains forward-looking statements. These statements appear in a number of places in this annual report and include statements regarding the intent, belief, or current and future expectations of our management with respect to our business, financial condition and results of operations. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “intend,” “project,” “plan,” “aim,” “seek,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other similar terminology. These statements are not guarantees of future performance and are subject to various risks and uncertainties. Our actual results, performance or achievements, or those of our industry, may differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, these forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise and involve known and unknown risks and uncertainties. These forward-looking statements include, among other topics, statements regarding:
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
•the ability to achieve the expected benefits of businesses we may acquire;
•developments regarding or the outcome of any litigation or other legal, administrative, regulatory or governmental proceedings;
•information regarding competition within our industry, including the timing of anticipated competition from generics or biosimilars of our marketed products based on the expiration of patents or regulatory exclusivity or otherwise;
•the impact of the COVID-19 pandemic;
•our ability to reduce our greenhouse gas emissions, whether via internal energy conservation measures, future advancements in renewable energy or low carbon energy technology; or
•the effect of economic, political, legislative or other developments on our business or results of operations, including changes with respect to interest rates, foreign exchange rates, inflation, third party suppliers and payers.
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
During each stage of the approval process and post-approval life cycle of our products, there is a substantial risk that we will encounter serious obstacles, including unfavorable results or indications of safety concerns regarding a new compound; difficulty or delays in enrolling patients or in administering clinical trials; delays in completing formulation and other testing and work necessary to support an application for regulatory approval; insufficient clinical trial data to support the safety or efficacy of the product candidate; difficulties in maintaining supply chains in investigational new drugs or commercial products; failure to bring a product to market prior to a competitor, or to develop a product sufficiently differentiated from a competing product to achieve significant market share; difficulty in obtaining reimbursement at satisfactory rates for our approved products from governments and insurers; difficulty in obtaining regulatory approval for additional indications; failure to enter into or implement successful alliances for the development and/or commercialization of products or the inability to manufacture sufficient acceptable quantities of a product candidate for development or commercialization activities in a timely or cost-efficient manner. Moreover, the degree of market acceptance of any approved product candidate by the medical community, including physicians, healthcare professionals and patients, will depend on a number of factors, including changes in unmet medical need, relative convenience and ease of administration, the prevalence and severity of any adverse reactions, availability of alternative treatments, pricing and our sales and marketing strategy. Activities described above become more difficult during pandemics, such as the COVID-19 pandemic, which may result in more serious obstacles to advancing research and development activities.
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
Additionally, products approved for use and successfully marketed in one market may be unable to obtain regulatory approval, become commercially successful or achieve satisfactory rates of reimbursement in other markets. Even following initial regulatory approval, the success of a product may be adversely affected by safety and efficacy finding in larger real-world patient populations, as well as by the market entry of competitive products or other product-related developments. For example, in March 2022, Takeda announced that it had received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (the “FDA”) in response to a Prior Approval Supplement (PAS) for NATPARA (parathyroid hormone) for Injection that Takeda submitted to the FDA in late 2021. The PAS was intended to address the potential for rubber particulate formation, which was the issue that led to the U.S. recall of NATPARA in September 2019. The CRL stated that it could not be approved in its current form. Later in 2022, amid significant ongoing supply challenges specific to the product, Takeda announced its decision to discontinue global manufacturing of NATPAR/NATPARA at the end of 2024. Additionally, Takeda announced in February 2023 that it received a notification from the Government of Japan’s Ministry of Health, Labour and Welfare (the “MHLW”) canceling the purchase of 141.76 million doses of COVID-19 vaccine Nuvaxovid Intramuscular Injection remaining under an agreement with the MHLW to supply 150 million doses of the vaccine.
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
Obtaining marketing approval for pharmaceutical products is a lengthy, complex and highly regulated process that requires intensive preclinical and clinical data, and the approval process can vary significantly depending on the regulatory authority. Relevant health authorities may, at the time of the filing of the application for a marketing authorization, or later during their review, impose requirements that can evolve over time, including requiring additional clinical trials, and such authorities may delay or refuse to grant approval. Even where we have obtained marketing approval for a product in one or more major markets, we may need to invest significant time and resources in applying for approval in other markets, and there is no assurance that we will be able to obtain such approval. For example, despite obtaining conditional approvals from the FDA, the United Kingdom’s Medicines and Healthcare Products Regulatory Agency and China’s National Medical Products Administration (the “NMPA”) for EXKIVITY (mobocertinib) for the second-line treatment of patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) with epidermal growth factor receptor (EGFR) exon 20 insertion mutations, in 2022, Takeda withdrew its application for conditional approval from the European Medicines Agency (the “EMA”) for such second-line treatment after initial evaluation by the agency. Health authorities are increasingly focused on product safety and on the risk/benefit profile of pharmaceutical products, which could lead to more burdensome and costly approval processes and negatively affect our ability to obtain regulatory approval for products under development. For example, the FDA, the EMA, the MHLW and the NMPA have been implementing strict requirements for approval, particularly in terms of the volume of data needed to demonstrate a product’s efficacy and safety.
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
In the U.S., our sales and marketing activities are monitored by several regulatory authorities and law enforcement agencies, including the FDA, the U.S. Department of Health and Human Services (the “HHS”), the U.S. Department of Justice, the Drug Enforcement Administration (the “DEA”) and the U.S. Securities and Exchange Commission (the “SEC”). In addition, our use of data, including sensitive patient information, and of technology, including machine learning and artificial intelligence, is regulated by the Federal Trade Commission as well as various states under evolving standards. These authorities and agencies and their equivalents in other countries have broad authority to investigate market participants for potential violations of laws relating to the sale, marketing and promotion of pharmaceutical products and medical devices, including the False Claims Act, the Anti-Kickback Statute, the United Kingdom Bribery Act of 2010 and the Foreign Corrupt Practices Act, among others, for alleged improper conduct, including corrupt payments to government officials, improper payments to medical professionals, off-label marketing of pharmaceutical products and medical devices, the submission of false claims for reimbursement by the federal government and the use or misuse of data and technology. Healthcare companies may also be subject to enforcement actions or prosecution for such improper conduct. Any inquiries or investigations into our operations, or enforcement or other regulatory action against us, by such authorities could result in significant defense costs, fines, penalties and injunctive or administrative remedies, distract management to the detriment of the business, result in the exclusion of certain products, or us as a whole, from government reimbursement programs or subject us to regulatory controls or government monitoring of its activities in the future. We are also subject to certain ongoing investigations by governmental agencies.

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
In the U.S., managed care groups, as well as institutional and governmental purchasers, have put increased pricing pressure on drug manufacturers. In particular, as managed care groups have grown in size due to market consolidation, pharmaceutical companies have faced increased pressure in pricing and usage negotiations and are engaged in fierce competition to have their products included in the care providers’ formularies. Moreover, as a result of the legislative and regulatory environment, in the U.S. we continue to experience heightened pricing pressure on, and limitations on access to, our branded pharmaceutical products sold in the U.S. In 2022, Congress passed the Inflation Reduction Act (the “IRA”), which significantly changes the compensation terms for drugs under the Medicare program, including by imposing penalties on manufacturers who raise drug prices faster than inflation, instituting a cap on out-of-pocket expenditures by Medicare beneficiaries and allowing the federal government to set prices for certain drugs covered under Medicare beginning in 2026. We expect the IRA to negatively impact sales and profits and may lead to further political pressure or legislative, regulatory or other efforts to introduce lower prices, reduce spending on the Medicare and Medicaid programs, expand and strengthen the Affordable Care Act, and lower the overall spending by the government on prescription medicines. As a result, we expect the health care industry in the U.S. will continue to be subject to increased pricing and spending pressure.
In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”) Drug Price Standard, a price list published by the MHLW (the “NHI price list”). The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been previously subject to revisions based on the actual prices and amounts by which the pharmaceutical products are purchased by medical institutions in Japan, and the average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program. As part of these initiatives, the annual NHI price list revision was introduced in April 2021, which could lead to more frequent downward price revisions. The government is also addressing the efficient use of drugs, including the further promotion of generic use that slightly fell short of a target of 80% penetration by volume by September 2020 with respect to products for which market exclusivity has expired. In addition, products on the NHI price list nominated based on pre-defined criteria, such as innovativeness and the financial impact, are subject to a cost-effectiveness evaluation under MHLW rules, and subject to price adjustments depending on the outcome of this evaluation.
In Europe, drug prices have been subject to downward pressure due to measures implemented in each country to control drug costs, and prices continue to come under pressure due to parallel imports, generic competition, increasing use of health technology assessment based upon cost-effectiveness and other factors. European pricing and reimbursement authorities have also intensified efforts to increase transparency of prices as well as exchange of information among the various European pricing authorities in order to raise pressure towards the industry. This pricing debate has impacted the overall political climate in Europe and has triggered a European policy initiative to review the pharmaceutical industry’s intellectual property incentives with a particular emphasis on orphan drugs. While we expect that any new legislation in this area would take at least two to three years to be adopted, it could have significant impact on our business model.
We are also facing similar pricing pressures in other regions, such as various emerging countries including China. We expect such pricing pressures to continue as we expand our business in those regions and countries.
We expect these efforts to control costs to continue as healthcare payers around the globe, in particular government-controlled health authorities, publicly funded or subsidized health programs, insurance companies and managed care organizations, increasingly pursue initiatives to reduce the overall cost of healthcare, restrict access to higher-priced new medicines, increase the use of generics and impose overall price revisions. Such further implementation of these policies could have a material adverse effect on our business, financial condition and results of operations.
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
Certain products of ours have begun, or are expected over the next several years, to face declining sales due to the loss of patent protection or regulatory exclusivity. For example, following the expiration of patent protection covering the formulation of VELCADE and pediatric regulatory exclusivity, generic bortezomib products entered the market in 2022. Patent protection covering VYVANSE and the associated pediatric regulatory exclusivity are scheduled to expire in the U.S. in August 2023, which we anticipate will lead to declines in sales. Furthermore, our current top selling product, ENTYVIO, will face loss of regulatory exclusivity in the latter half of this decade and certain patents covering various aspects of this product are expected to expire in 2032. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for details.
We may also be subject to competition from generic or biosimilar drug manufacturers prior to the expiration of patents if a manufacturer successfully challenges the validity of our patents, if a manufacturer is able to design around our patents, or if a manufacturer obtains approval of their product and launches it at risk (i.e. prior to a judicial determination). If such a launch occurred prior to completion of court proceedings, a court may decline to grant a preliminary injunction. While we may be entitled to obtain damages subsequently, the amount we may ultimately be awarded and able to collect may be insufficient to compensate for the loss of sales and other harm caused to us. Furthermore, if we lose patent protection as a result of an adverse court decision or a settlement, in certain jurisdictions, we may face the risk that government and private third-party payers and purchasers of pharmaceutical products may claim damages alleging they have over-reimbursed or overpaid for a drug.
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
In recent years, competitors have introduced novel hemophilia products, or such products have been approved for additional uses, which may affect (and in certain cases has affected) sales of our recombinant and plasma-based hemophilia products, such as our factor FVIII products and anti-inhibitor coagulant complex product. Certain competitors are developing other hemophilia therapies, including gene-based therapies, and in 2022, the FDA approved the first gene therapy for hemophilia B. These developments could also affect sales of our recombinant and plasma-based therapies. Increased competition from new products or therapies could similarly affect our other products.
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
•Entering into in-licensing or partnership agreements may require the payment of significant upfront and/or milestones payments well before the relevant products are placed in the market, without any assurance that such investments will ultimately become profitable in the long term. To the extent such payments are recorded as assets on our consolidated statement of financial position, any termination of the relevant partnership could require us to recognize an impairment loss up to the full value of such assets;
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
We commonly use suppliers, vendors and partners, including alliances with other pharmaceutical companies, for certain key aspects of our business, including manufacturing and commercialization of products, support for information technology systems and certain human resource functions. We do not control these partners, but we depend on them in ways that may be significant to us. If these parties fail to meet our expectations or fulfill their obligations to us, we may fail to receive the expected benefits. In addition, if any of these third parties fails to comply with applicable laws and regulations in the course of its performance of services for us, there is a risk that we may be held responsible for such violations as well. This risk is particularly serious in emerging markets, where corruption is often prevalent and where many of the third parties on which we rely do not have internal compliance resources comparable to our own. Any such failures by third parties, in emerging markets or elsewhere, could adversely affect our business, reputation, financial condition or results of operations. Moreover, global supply chains have been affected by such varying but interconnected factors as the COVID-19 pandemic, the Russian invasion of Ukraine and resulting disruptions to logistics, transportation, energy and other industries and significantly increased inflation in a number of markets. These pressures on global supply chains may also harm the ability of our third-party partners to supply us with the products and services we need to administer our business.
Our dependence on third parties for the inputs for our products subjects us to various risks, and changes in the costs of materials may adversely affect our profitability.
Although we develop and manufacture the active ingredients used in some of our products at our own facilities, we are dependent on third-party suppliers for a substantial portion of the raw materials and compounds used in the products we produce. The price and availability of the raw materials for our products, including chemical compounds and biologics, are subject to the effects of weather, natural disasters, market forces, the economic environment, pandemics (such as the recent COVID-19 pandemic), geopolitical events, fuel costs and foreign exchange rates. If our cost for such materials increases, we may not be able to make corresponding increases in the prices of our products due to regulations, market conditions or our relationships with our customers, and as a result, our profitability could be materially and adversely affected.
In particular, we rely on third-party suppliers of key manufacturing inputs of certain drug products. Furthermore, certain active ingredients for these products are sourced from a single supplier. We also rely in part on third-party sources to provide the donated plasma necessary for our plasma-derived therapies. In addition, although we often dual-source certain key products and/or active ingredients, we currently rely on a single source for production of certain key products, and/or active ingredients and final drug products. Sources of some materials may be limited to a single supplier, and if such a supplier faces any difficulty in supplying the materials, we may not be able to find an alternative supplier in a timely manner or at all. If materials become unavailable or if quality problems related to the materials arise, we may be forced to halt production and sales of products that use them. In the event that any of our third-party suppliers is delayed in its delivery of such raw materials or compounds, is unable to deliver the full quantity ordered by us at the appropriate level of quality, or is unable to deliver any raw materials or compounds at all, our ability to sell our products in the quantities demanded by the market may be impaired, which could damage our reputation and relationships with customers and patients. In such a case, our business and results of operations could be adversely affected.
The manufacture of our products is technically complex and highly regulated, and supply interruptions, product recalls or other production problems caused by unforeseen events may reduce sales, adversely affect our operating results and financial condition and delay the launch of new products.
The manufacture of our products (from active pharmaceutical ingredients through to finished products) is technically complex and highly regulated, and as a result we may experience difficulties or delays including but not limited to seizure or recalls of products or shut-downs of manufacturing plants; problems with business continuity, including as a result of a natural or man-made disaster, at one of our facilities or at a critical supplier or vendor; failure by us or by any of our vendors or suppliers to comply with the Good Manufacturing/Laboratory Practice (the “GMP/GLP”) and other applicable regulations and quality assurance guidelines, which could lead to manufacturing shutdowns, product shortages, delays in product manufacturing and /or administrative, enforcement or other actions by regulatory authorities if regulatory authorities deem our products to be non-compliant with or otherwise in violation of applicable laws; problems with manufacturing, quality assurance/quality control, storage or supply, or governmental approval delays, due to our consolidation and rationalization of manufacturing facilities and the sale or closure of certain sites; failure of a sole source or single source supplier to provide us with necessary raw materials, supplies or finished goods for an extended period of time, which could impact continuous supply; failure of a third-party manufacturer to supply us with semi-finished or finished products on time; construction or regulatory approval delays related to new facilities or the expansion of existing facilities; the inability to obtain sufficient components or raw materials on a timely basis or at a cost-effective price due to public health crises, medical epidemics or pandemics such as the COVID-19 pandemic; additional costs related to deficiencies identified by regulatory agencies in connection with inspections of our facilities, and enforcement, remedial or punitive actions by regulatory authorities if we fail to remedy any deficiencies; and other manufacturing or distribution problems, including limits to manufacturing capacity due to regulatory requirements (e.g. Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulation in the EU), changes in the types of products produced, physical limitations or other business interruptions, that could impact continuous supply. For example, in 2019, we issued a recall in the United States of NATPARA (parathyroid hormone) due to the potential for rubber particulate formation and, in 2022, the FDA issued a CRL in response to our Prior Approval Supplement (PAS) with respect to NATPARA (parathyroid hormone) to address this potential issue and indicated that it could not approve the PAS in its current form. In late 2022, Takeda made its decision that it would discontinue manufacturing NATPARA for injection globally at the end of 2024 due to unresolved supply issues that are specific to the product.
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
The development and manufacture of biologics and cell therapies present heightened or additional risks. The manufacture of biologics, including cell therapy products, is highly complex and is characterized by inherent risks and challenges, such as raw material inconsistencies, logistical and sourcing challenges, significant quality control and assurance requirements, manufacturing complexity (including heightened regulatory requirements), short shelf life and significant manual processing. Unlike products that rely on chemicals for efficacy, such as most pharmaceuticals, biologics are more complex to characterize due to the inherent variability of biological input materials. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in, among other things, lot failures, product recalls, product liability claims or insufficient inventory, which could be costly to us or result in reputational damage.
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

Risks Relating to Our Business Strategies
We have substantial debt which may limit our ability to execute our business strategy, refinance existing debt or incur new debt, and if we are unable to maintain sufficient financial strength, we could be at a greater risk of a downgrade of our credit ratings.
Our consolidated bonds and loans were 4,382.3 billion JPY as of March 31, 2023, the majority of which was incurred in connection with the acquisition of the entire issued and to-be-issued share capital of Shire pursuant to a Scheme of Arrangement under the laws of Jersey (the “Shire Acquisition”) or represents the related indebtedness of Shire that is included in our consolidated statements of financial position. This significant amount of aggregate debt and the substantial amount of cash required for payments of interest and principal could adversely affect our liquidity. We are also required to comply with certain covenants within various financing arrangements and violations of such covenants may require the acceleration and immediate repayment of the indebtedness, which may in turn have a material adverse effect on our financial condition, cash flows, business and results of operations. Furthermore, we may desire to or be required from time to time to incur additional borrowings, including in relation to the repayment or refinancing of any of our currently outstanding indebtedness. Our ability to arrange new financing, or a re-financing and the terms thereof will depend on our financial position and performance, prevailing market conditions (including fluctuations in market interest rates, which have increased significantly in the U.S. and, to a lesser extent, other jurisdictions in the fiscal year ended March 31, 2023) and other factors beyond our control. Moreover, if we decide to refinance indebtedness as it comes due, our overall leverage may not necessarily decrease.
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
We regularly pursue acquisitions for several reasons, including strengthening our pipeline, complementing existing lines of business, adding research and development capabilities or pursuing other synergies. The pursuit of these acquisitions requires the commitment of significant management and capital resources in various stages, from the exploration of potential acquisition targets to the negotiation and execution of an acquisition to the integration of an acquired business into our own. The required commitment of time and resources may divert the attention of management or capital or other resources away from our day-to-day business. Moreover, we may not be able to recoup the investment of capital or other resources through the successful integration of acquired businesses, including the realization of any expected cost or other synergies. Specifically, we may encounter the following difficulties: we may face significant challenges in combining the infrastructure, management and information systems of acquired companies with ours, including integrating research and development, manufacturing, distribution, marketing and promotion activities and information technology systems; there may be difficulties in conforming standards, controls, procedures and accounting and other policies, as well as business cultures and compensation structures; we may not be able to retain key personnel at acquired companies, or our own employees may be motivated to leave due to acquisitions; we may not be successful in identifying and eliminating redundancies and achieving other cost savings as expected; and we may not be able to successfully realize benefits from acquired products, including pipeline products under development. For example, on February 8, 2023, we acquired all of the capital stock of Nimbus Lakshmi, Inc., a wholly owned subsidiary of Nimbus Therapeutics, LLC, that owns or controls the intellectual property rights and other associated assets related to TAK-279, the allosteric TYK2 inhibitor known internally at Nimbus as “NDI-034858”. While we seek to develop this molecule into an important part of our product portfolio, this remains subject to ongoing development, and we may be unable to develop it into a marketed product as successfully as expected or at all, which could harm our ability to recoup our investment in the acquisition, require us to record impairment charges for related intangible assets or otherwise adversely affect our business, results of operations or financial condition.
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
Our global operations, which encompass approximately 80 countries and regions across the world, are subject to a number of risks, including difficulties in monitoring and coordinating research and development, marketing, supply-chain and other operations in a large number of jurisdictions; risks related to laws, regulations and policies, including those implemented following changes in political leadership and trade, capital and exchange controls; changes with respect to taxation, including impositions or increases of withholding and other taxes on remittances and other payments by our overseas subsidiaries; varying standards and practices in the legal, regulatory and business cultures in which we operate, including potential inability to enforce contracts or intellectual property rights; trade restrictions and changes in tariffs; complex sanctions regimes in various countries such as the U.S., the EU and other jurisdictions, violations of which could lead to fines or other penalties; risks related to geopolitical and local political instability and uncertain business environments; changes in global, regional or local economies, or the overall political, economic or social climate, including inter-country relationships in Asia and elsewhere; acts of terrorism, war, global climate change, extreme weather events, medical epidemics or pandemics such as the recent COVID-19 pandemic, and other sources of social disruption; and difficulties associated with managing local personnel and preventing misconduct by local third-party alliance partners.
Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations. Further expansion overseas has been one of our key strategies, and, in the fiscal year ended March 31, 2023, regions outside of Japan accounted for 87.3% of our consolidated revenue, with the U.S. in particular contributing 52.2% of consolidated revenue. We expect that markets outside Japan, particularly the U.S. and also Europe and Canada, will continue to be increasingly important to our business and results of operations, increasing the likelihood that any of these risks is realized. We have also been taking steps to grow our business in most emerging markets, which we define to include Latin America, Asia (excluding Japan), Russia/Commonwealth of Independent States (“CIS”) and Other (including the Middle East, Oceania and Africa). Our revenue from emerging markets was 569.0 billion JPY (or 14.1% of our total revenue) for the fiscal year ended March 31, 2023, and we intend to pursue further growth in such emerging markets. In particular, we believe that there is an attractive opportunity to grow our business in China.
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
In response to the Russian invasion of Ukraine begun in February 2022, Takeda has taken action to discontinue activities in Russia that are not essential to maintaining the supply of medicines to patients and providing ongoing support to our employees, subject to compliance with all international sanctions imposed on Russia. This includes suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. In the fiscal year ended March 31, 2023, revenue attributable to Russia/CIS represented 2.2% of our total consolidated revenue, and we did not experience a material impact from the invasion, international responses thereto or our discontinuation of non-essential activities in Russia. Depending on the future status of the crisis, however, our results of operations and financial condition, and our strategy to increase our business in the region, could be adversely affected. Among other matters, certain clinical trials may be delayed, and we may incur additional costs to find alternative locations in which to hold such trials. For example, due in part to the effects of the invasion of Ukraine on our ability to conduct clinical trials, as well as other factors such as COVID-19-related lockdowns in China, in 2022, we have announced delays in our target approval filing dates for soticlestat and for EXKIVITY for treatment of newly diagnosed non-small cell lung cancer.
In order to successfully implement our emerging markets strategy, we must also attract and retain qualified personnel, despite the possibility that some emerging markets may have a relatively limited number of persons with the required skills and training. We may also be required to increase our reliance on third-party agents within less-developed markets, which may put us at increased risk of liability. In addition, many emerging markets have currencies that fluctuate substantially, and if such currencies are devalued and we cannot offset the devaluations, our financial performance in such countries may be adversely affected. Further, many emerging markets have relatively weak intellectual property protection and inadequate protection against crime, including counterfeiting, corruption and fraud. Operations in certain emerging countries, where corruption may be more prevalent than in more developed countries and where internal compliance practices may not be well established, may also pose challenges from a legal and regulatory compliance perspective. Moreover, we may face additional legal and regulatory barriers to achieving growth, such as restrictions on the import of raw materials or other trade regulations (for example, on the import of plasma and plasma products into China) that will require us to expend additional resources to achieve our goals.
For reasons including but not limited to the above, significant parts of our operations across the world including emerging markets presents significant risks, and the realization of such risks could have a material adverse effect on our business, financial condition and results of operations.
We may experience difficulty implementing corporate sustainability-related measures, particularly those relating to the environment, or in meeting the expectations of stakeholders.
Governmental and regulatory authorities, counterparties such as vendors and suppliers, investors, the public at large and others have increasingly focused on sustainability and social responsibility-related issues, particularly as they relate to the environment. In response, we have established a company-wide environmental sustainability program as a part of Takeda’s corporate initiatives. As part of our Planet imperative, we have committed to reducing our carbon footprint, minimizing waste sent to landfill from our operations, enhancing our water stewardship practices, and engaging with our vendors and suppliers to encourage them to cooperate with these initiatives. We have also committed to achieve net-zero (as defined in the Science Based Targets initiative (SBTi) Corporate Net-Zero Standard) in greenhouse gas (GHG) emissions related to our operations (Scope 1 and Scope 2) before 2035 and for our entire value chain (including currently estimated Scope 3 GHG emissions) by 2040. However, we may be unable to meet this commitment given the significant technological and organizational changes required. Additionally, a lack of transparency into, and a difficulty measuring, actual Scope 3 emissions remain an important challenge to overcome as part of these efforts, and we may not be successful in doing so. Moreover, although we have not yet recorded material expenses in connection with our carbon neutrality initiatives, the costs of successfully implementing them, such as the costs of carbon offsets or seeking renewable sources of energy, are currently unclear, will depend on factors outside of our control (such as the effect of governmental and societal efforts to increase the availability of carbon neutral and/or renewable energy sources and technology) and may become significant in the future. Also, these initiatives may for example require us to seek alternative vendors or suppliers or impair our ability to procure or use certain materials. To the extent that we are unable to meet the expectations of stakeholders, including governmental and regulatory authorities, counterparties, investors, or the public, our reputation may be harmed, we may face increased compliance or other costs and demand for securities issued by us and our ability to participate in the debt and equity markets may decrease. Furthermore, such standards and expectations are subject to ongoing change and refinement, and may shift in unexpected and potentially significant ways, which we may struggle to accommodate.
Our digital transformation initiatives may be unsuccessful, and our profitability may be hurt or our business otherwise might be adversely affected.
We have made and plan to continue to make significant investments in digital transformation initiatives, with the goal of modernizing our platforms, accelerating data services, enhancing our ability to innovate and equipping our employees with new skills and ways of working. These types of activities are complex and are dependent on a number of factors, including entering into successful partnerships and alliances with technology companies, as well as developing and deploying technology architecture successfully. If we do not successfully manage our digitalization initiatives, or any other related activities that we may take in the future, any expected efficiencies and benefits might be delayed or not realized, and our operations and business could be disrupted. If we fail to adequately integrate digitalization into our business, we may lose customers and market share. Even if our efforts are successful, our competitors, including established competitors or new entrants with specialized expertise, may be better able to achieve digitalization and realize its benefits, giving them a competitive advantage over us, displace any technology that we may develop or implement or make it obsolete. In addition, the costs associated with implementing these initiatives might exceed expectations, which could result in additional future charges, and we may be exposed to increased cybersecurity or related risks. The occurrence of any of these risks could have a material adverse effect on our business, financial position and results of operations.
We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of theft, exposure, tampering or other intrusions.
A variety of important processes relating to the research and development, production and sale of our products depend heavily on our information systems, including cloud-based computing, or those of third party providers to whom we outsource certain business functions, including the storage and transfer of critical, confidential, sensitive or personal information regarding our patients, clinical trial subjects, vendors, customers, employees and others. We also increasingly seek to develop and collaborate on technology-based digital health products, such as mobile applications that aim to improve patient welfare in a variety of ways, which could lead us to store and transfer personal information about individual patients, customers and others. The size, age and complexity of our information technology systems make them potentially vulnerable to service interruptions, malicious intrusions and random attacks. Cyber-attacks are increasing in frequency, sophistication and intensity, and opportunistically in response to, for example, the implementation of remote working arrangements as a result of the COVID-19 pandemic. These and other cyber-attacks are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, hacktivists, nation-states and others. Cyber-attacks could include the deployment of harmful malware, denial of service attacks, worms, social engineering and other means to affect service reliability and threaten data confidentiality, integrity and availability. The development and maintenance of systems to safeguard against such attacks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Moreover, the costs related to these security measures are expected to continue to increase. Despite our efforts, the possibility of a future data compromise cannot be eliminated entirely, and risks associated with intrusion, exposure, tampering, and theft remain. For zero-day threats, or new vectors of attack which are currently unknown, the risk that our defenses will be inadequate are particularly pronounced.
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
Although we have from time to time maintained product liability insurance at coverage levels that we believe are appropriate, we could be subject to product liability that significantly exceeds our policy limits. Product liability coverage is also increasingly difficult and costly to obtain and may not be available in the future on acceptable terms. Therefore, it is possible that we may need to rely increasingly on self-insurance for the management of product liability risk. In cases where we self-insure, the legal costs that we would bear for handling such claims and potential indemnifications to be paid to claimants could materially and adversely affect our financial condition. In addition, the negative publicity from product liability claims, whether justified, may damage our reputation and may negatively impact the number of prescriptions of the product in question or our other products. As a result, our business, financial condition and results of operations could be materially and adversely affected.
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
We are subject to evolving and complex tax laws in the jurisdictions in which we operate, and routinely obtain advice on tax-related matters, including in connection with the Shire Acquisition, where we assumed certain tax related risks related to the legacy Shire business, including the tax treatment of the break fee of 1.635 billion USD that Shire received in connection with the terminated offer to acquire Shire made by AbbVie, Inc. in 2014. The Irish Revenue Commissioners issued a tax assessment in November 2018 for 398 million EUR in respect of this fee. Takeda appealed the assessment to the Tax Appeals Commission (“TAC”) and the appeal was heard by the TAC in late 2020. On July 30, 2021, Takeda received a ruling on the matter from the TAC, with the TAC ruling in favor of Irish Revenue Commissioners. Due to certain procedural matters which arose subsequently, the TAC is required to re-hear the matter. While Takeda continues to assert that the AbbVie break fee is not subject to Irish tax, Takeda has recorded a tax provision for 522 million EUR in current liabilities as income taxes payable, representing the 398 million EUR tax liability asserted by Irish Revenue Commissioners plus accrued interest for the fiscal year ended March 31, 2023.
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
The Organization for Economic Co-operation and Development (OECD) introduced a new inclusive framework on Base Erosion and Profit Shifting (BEPS 2.0) that contains a two pillar solution to address the tax challenges arising from the digitalization of the economy. These changes are now being progressively implemented by tax authorities around the world and represent a fundamental change to the international tax framework. Pillar One provides for a new nexus standard/taxing right that allocates a portion of intangible/residual profits directly to market jurisdictions but only for the largest and most profitable companies, including Takeda. Pillar Two provides for a global minimum level of taxation (15%) that establishes a floor for tax competition amongst jurisdictions. Since the introduction of the OECD Inclusive Framework, over 130 countries have endorsed the framework. On March 28, 2023 the Japanese Diet passed a tax reform bill containing laws to implement certain aspects of the OECD BEPS Pillar Two initiative. These provisions generally reflect the rules established by the OECD and will apply to fiscal years beginning on or after April 1, 2024. Takeda will review these newly enacted rules to determine the potential impact. It is possible that this may result in top-up taxes in some jurisdictions in which Takeda operates.
Changes in data privacy and protection laws and regulations or any failure to comply with such laws and regulations, could adversely affect our business and financial results.
We are subject to laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Significant uncertainty exists as privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. For example, the EU’s General Data Protection Regulation (the “GDPR”) imposes significant data protection obligations on companies regarding the handling of personal data and provides individuals with heightened privacy rights. Since GDPR became effective in 2018, other countries have enacted or are in the process of drafting enhanced privacy laws, such as Brazil, California and other states in the U.S., Canada, China, India, Japan and Singapore. Of particular concern is China’s Personal Information Protection Law, which became effective in November 2021, due to its stringent obligations, severe enforcement penalties and the unclarity of the law, where many of its obligations remain to be clarified or operationalized by the authorities. The EU has also imposed higher restrictions and obligations regarding the transfer of personal data outside the EU, which are attracting regulatory scrutiny and fines for companies operating in Europe Moreover, significant regulatory fines may be imposed on us for violation of these laws, particularly in the case of the GDPR, which are set at a maximum of the higher of 20 million EUR or 4% of annual global turnover for the most serious breaches.
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
We manufacture and sell products to customers in numerous countries, and we have entered and will enter into acquisition, licensing, borrowings or other financial transactions that give rise to translation and transaction risks related to foreign currency exposure. Fluctuations in currency exchange rates in the markets where we are active could negatively affect our results of operations, financial position and cash flows. For the fiscal year ended March 31, 2023, 87.3% of our sales were in markets outside Japan. Our consolidated financial statements are presented in Japanese yen, and by translating the foreign currency financial statements of our foreign subsidiaries into Japanese yen, the amounts of our revenue, operating profit, assets and equity, on a consolidated basis, are affected by prevailing rates of exchange.
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
Climate change may also result in new or more stringent regulatory requirements globally. Climate-related regulations may require companies to accelerate and/or increase investment in technology to reduce energy consumption, water consumption and greenhouse gas emissions beyond current plans. Climate-related regulations could also lead to mandatory carbon pricing or climate risk disclosures. The net impact of these climate-related transition risks could increase our operational expenses or that of our suppliers. We have also established a number of initiatives relating to the environment voluntarily, including a commitment to achieve net-zero (as defined in the Science Based Targets initiative (SBTi) Corporate Net-Zero Standard) in greenhouse gas (GHG) emissions related to our operations (Scope 1 and Scope 2) before 2035 and for our entire value chain (including currently estimated Scope 3 GHG emissions) by 2040. See “—Risks Relating to Our Business Strategies—We may experience difficulty implementing sustainability-related measures, particularly those relating to the environment, or in meeting the expectations of stakeholders.”
In addition, Japan, the U.S. and other regions in the world where we operate are subject to the risk of natural disasters such as earthquakes, floods, tsunamis and/or volcanic eruptions. Other events outside our control, such as war, civil or political unrest, pandemics or the localized spread of new diseases, deliberate acts of sabotage, terrorism or industrial accidents such as fire and explosion, whether due to human or equipment error, could damage, cause operational interruptions, or otherwise adversely affect certain of our manufacturing or other facilities as well as potentially cause injury or death to our personnel. In the event of a major natural disaster or other uncontrollable event or accident, our facilities, particularly our production plants, may experience catastrophic loss, operations at such facilities may be halted, shipments of products may be suspended or delayed, trials or other research and development activities may be halted or otherwise affected and large losses and expenses to repair or replace facilities may be incurred. Such negative consequences could cause product shortages, significant losses of sales or require significant unexpected expenditures, and materially adversely affect our business, financial condition and results of operations. In addition, our business may also be adversely affected if our suppliers or business partners were to experience a catastrophic loss due to natural disasters, terrorism, accidents or other uncontrollable events.
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
A significant portion of our global sales are made to a relatively small number of wholesale distributors, retail chains and other purchasing groups. In the fiscal year ended March 31, 2023, there were three wholesale distributors, AmerisourceBergen Corporation, McKesson Corporation and Cardinal Health, Inc., that each individually accounted for over ten percent of Takeda’s total revenue. If one of our significant wholesale distributors encounters financial or other difficulties, such a distributor may decrease the amount of business that it does with us, and we may be unable to collect the amounts that the distributor owes us on a timely basis or at all. Furthermore, the concentration of wholesale distributors has been increasing through mergers and acquisitions. In addition to increased credit risks, this has resulted in such distributors gaining additional purchasing leverage, which may increase pricing pressure on our products. Such credit concentration risks and pricing pressure could adversely affect our business, financial condition and results of operations.
We may have to recognize additional charges on our statements of profit or loss due to impairment of goodwill, other intangible assets and equity method investments.
We carry significant amounts of goodwill and intangible assets on our consolidated statements of financial position as a result of past acquisitions, including the Shire Acquisition. As of March 31, 2023, we had goodwill of 4,790.7 billion JPY and intangible assets of 4,269.7 billion JPY. Goodwill and intangible assets recorded in relation to acquisitions are recognized on our consolidated statements of financial position on the acquisition date. Under IFRS, we are required to examine such assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See Item 5. Operating and Financial Review and Prospects—A. Operating Results-Critical Accounting Policies-Impairment of Goodwill and Intangible Assets.
We occasionally enter into business ventures with third-party entities where we have significant influence over the decisions on financial and operating policies, but do not have control or joint control (referred to as investments in associates). We also enter into joint arrangements whereby we and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement (referred to as joint venture). We account for these investments using the equity method of accounting. As of March 31, 2023, the carrying amount of investments accounted for using the equity method was 99.2 billion JPY. Under IFRS, at each reporting period, we are required to determine whether there is objective evidence that the investment in each associate or joint venture is impaired.
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

Item 4. Information on the Company
A. History and Development of the Company
Takeda is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda focuses on five key business areas: Gastroenterology ("GI"), Rare Diseases, Plasma-Derived Therapies ("PDT") Immunology, Oncology and Neuroscience. Our R&D efforts are focused on four therapeutic areas: Gastrointestinal and Inflammation, Neuroscience, Oncology, and Rare Genetics and Hematology. We also make targeted R&D investments in PDT and Vaccines. We focus on developing innovative medicines that make a difference in people’s lives by advancing the frontier of new treatment options and leveraging our collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. We focus on the highest unmet need, both in rare and more prevalent conditions, to deliver high-quality medicines and vaccines to patients and communities as quickly as possible. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, and major research centers in Japan and the United States.
We are also committed to our three imperatives powered by data, digital and technology. Patient - We responsibly translate science into highly innovative, life-transforming medicines and vaccines, and accelerate access to improve lives worldwide. People - We create an exceptional people experience. Planet - We protect our planet.
Our 242-year history started in 1781, when Chobei Takeda began selling traditional Japanese and Chinese herbal medicines in Doshomachi, Osaka. After Japan’s Meiji Restoration opened the country to increase overseas trade in the late 1860s, we were one of the first companies to begin importing western medicines into Japan. In 1895, we began our pharmaceutical manufacturing business, and our research division was formed in 1914, allowing us to begin to discover our own pharmaceutical products. In 1925, we were incorporated as Chobei Takeda & Co., Ltd. and our name was later changed to Takeda Pharmaceutical Company Limited. In 1949, our shares were listed on the Tokyo and Osaka stock exchanges. We began expanding into overseas markets in the 1960s, first in Asia and, subsequently, other markets around the world. We began enhancing our overseas business infrastructure in the late 1990s, with the formation of new subsidiaries in the U.S. and Europe.
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
Since 2014, our efforts have been focused on enhancements to our R&D capabilities, prudent value enhancing acquisition activities and post-acquisition integration. Specifically, Takeda implemented an R&D transformation process to diversify modalities in our research, actively engage with innovative ecosystems around the world in the form of partnerships, and focus on our core therapeutic areas of Gastrointestinal and Inflammation, Neuroscience, Oncology, and Rare Genetics and Hematology. As examples of acquisition activities, in January 2019, we acquired Shire Plc., bringing together Takeda and Shire’s complementary positions in gastroenterology and neuroscience, and establishing leading positions in rare diseases and PDT. In February 2023, we acquired all shares of Nimbus Lakshmi, Inc., a subsidiary of Nimbus Therapeutics, LLC, which brought into our pipeline TAK-279, a highly selective oral TYK2 inhibitor with potential to demonstrate best-in-class efficacy, safety and convenience in the treatment of psoriasis as well as multiple other immune-mediated diseases, including inflammatory bowel disease, psoriatic arthritis and systemic lupus erythematosus.
During the three fiscal years ended March 31, 2023, we also divested several businesses and assets in non-core areas. See Item 5. Operating and Financial Review and Prospects—A. Operating Results for further details on major businesses and assets acquired and divested.
Our principal capital expenditures during the three fiscal years ended March 31, 2023 consisted of additions to property, plant and equipment and intangible assets. In the fiscal years ended March 31, 2021, 2022 and 2023, we made capital expenditures (consisting of the additions to property, plant and equipment and intangible assets recorded on our consolidated statements of financial position) of 330.7 billion JPY, 239.9 billion JPY and 898.7 billion JPY, respectively, including the following highlights:
•In the fiscal year ended March 31, 2021, we invested in a 24,000 square-foot cell therapy manufacturing facility in Cambridge, Massachusetts allowing for the production of clinical-grade material to enable clinical development through pivotal phase 2b trials. We continued to invest in our dengue vaccine candidate manufacturing plant in Singen, Germany, and our oncology and gastroenterology manufacturing site in Tianjin, China, as well as expanding our plasma collection center network, with the addition of 26 new centers in the U.S. and Europe to bring Takeda’s total footprint to 181 centers. We also executed several in-licensing deals to strengthen the pipeline, including TAK-999 from Arrowhead Pharmaceuticals Inc., and soticlestat from Ovid Therapeutics Inc.

•In the fiscal year ended March 31, 2022, we broke ground on the first ‘net zero carbon emissions’ building in our global network marking a first-of-its-kind investment within the biotechnology industry in Singapore. The building, a 14 million USD expansion of Takeda’s manufacturing operations in Singapore has been in operation since the end of 2022. We also continued investing in our plasma collection center network, with the addition of 23 new centers in the U.S. and Europe to bring Takeda’s total footprint to 204 centers.
•In the fiscal year ended March 31, 2023, we continued investing in our plasma collection center network, with the addition of 29 new centers in the U.S. and Europe to bring Takeda’s total footprint to 233 centers. We also executed several in-licensing deals and an acquisition to strengthen the pipeline, including TAK-279 from Nimbus Therapeutics, LLC, fruquintinib from HUTCHMED Limited, and TAK-227 from Zedira GmbH and Dr. Falk Pharma GmbH.
We currently have various capital expenditure projects in process, including the continued expansion of production capacity in our plasma manufacturing network and the projects described in Item 4.D. (Property, Plant and Equipment). We are primarily financing these projects with funds on hand. For additional information on our ongoing capital expenditure projects, see Note 10 and Note 12 to our audited consolidated financial statements.
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
B. Business Overview
We are a patient-focused, values-based, R&D-driven global biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Our intent is to translate science into highly innovative life transforming medicines. We have built an R&D engine focused on four therapeutic areas, leveraging internal research and external partners in order to have access to different modalities like biologics or cell therapy. We have a geographically diversified global business base and our prescription drugs are marketed worldwide.
We have approximately 49,000 employees worldwide dedicated to our purpose of better health for people and a brighter future for the world through leading innovation in medicine. Our culture is based on our values of Takeda-ism which incorporates Integrity, Fairness, Honesty, and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputation-Business, in that order.
Our commercial efforts are focused on five key business areas of GI, Rare Diseases, PDT, Oncology, and Neuroscience, which in the fiscal year ended March 31, 2023 accounted for 88.7% of our total revenue. We believe these five business areas will drive our future revenue growth, and we will continue to make the necessary investments to maximize our portfolios in these areas. Our growth driver products in our key business areas include the following Growth & Launch Products: ENTYVIO, ALOFISEL, TAKHZYRO, LIVTENCITY, GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALBUMIN/FLEXBUMIN, ALUNBRIG and EXKIVITY. We have also been making targeted acquisitions and divestitures to further sharpen our focus on these key business areas, and plan to continue to refine our portfolio going forward.
Our R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (“PDT”) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core therapeutic areas (Gastrointestinal and inflammation, neuroscience, oncology, and rare genetics and hematology). We are working to harness the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. We are embracing data and digital technologies to improve the quality of innovation and accelerate execution.
We are also focused on optimizing our financial strength, delivering competitive margins and generating cash flows to invest in the business, to maintain a solid investment grade credit rating and to return cash to shareholders.

The following is a summary of our principal products by key business area.
In GI, our principal products include:
•ENTYVIO (vedolizumab), a treatment for moderate to severe ulcerative colitis and Crohn’s disease. Sales of ENTYVIO have grown strongly since its launch in the U.S. and Europe in 2014 and was our top selling product in the fiscal year ended March 31, 2023. ENTYVIO is now approved in more than 70 countries worldwide. We strive to maximize its potential by seeking approval in additional countries, examining use in further indications, while also pursuing a subcutaneously administered formulation. In the fiscal year ended March 31, 2023, our revenue from ENTYVIO was 702.7 billion JPY.
•ALOFISEL (darvadstrocel), a treatment for complex perianal fistulas in adult patients with nonactive/mildly active luminal Crohn’s disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. ALOFISEL was approved in Europe in 2018, becoming the first allogeneic stem cell therapy to receive central marketing authorization approval in Europe. ALOFISEL was also approved in Japan in 2021. In the fiscal year ended March 31, 2023, our revenue from ALOFISEL was 2.7 billion JPY.
•TAKECAB/VOCINTI (vonoprazan fumarate), a treatment for acid-related diseases. TAKECAB was launched in Japan in 2015 and has achieved significant growth driven by its efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. TAKECAB (Chinese brand name: VOCINTI) was approved for reflux esophagitis in 2019 in China. In the fiscal year ended March 31, 2023, our revenue from TAKECAB/VOCINTI was 108.7 billion JPY.
•GATTEX/REVESTIVE (teduglutide[rDNA origin]), a treatment for patients with short bowel syndrome (SBS) who are dependent on parenteral support. GATTEX/REVESTIVE has been launched in the U.S., Europe, and Japan with adult and pediatric indications. In the fiscal year ended March 31, 2023, our revenue from GATTEX/REVESTIVE was 93.1 billion JPY.
•DEXILANT (dexlansoprazole), a treatment for gastric acid-related disorders such as healing of all grades of erosive esophagitis (EE), maintaining healing of EE and relief of heartburn and treating heartburn associated with symptomatic non-erosive gastroesophageal reflux disease (GERD), while having grown temporarily this fiscal year, is expected to continue its overall downtrend in revenue due to generic competition. In the fiscal year ended March 31, 2023, our revenue from DEXILANT was 69.4 billion JPY.
In Rare Diseases, our principal products are:
•TAKHZYRO (lanadelumab-flyo), for the prevention of hereditary angioedema (HAE) attacks. TAKHZYRO is a fully human monoclonal antibody that specifically binds and decreases plasma kallikrein, an enzyme which is chronically uncontrolled in people with HAE. TAKHZYRO was approved in both the U.S. and Europe in 2018, in China in 2020, and in Japan in 2022 and we are working to expand into further geographic areas. In the fiscal year ended March 31, 2023, our revenue from TAKHZYRO was 151.8 billion JPY.
•LIVTENCITY (maribavir), a treatment for adults and pediatric patients (12 years of age and older and weighing at least 35 kg) for post-transplant cytomegalovirus (CMV) infection/disease that is refractory to treatment (with or without genotypic resistance) with ganciclovir, valganciclovir, foscarnet or cidofovir. LIVTENCITY launched in the U.S. in December 2021, and was approved in Europe in November 2022. Early uptake has been strong as the first and only antiviral agent that targets and inhibits the pUL97 protein kinase and its natural substrates. In the fiscal year ended March 31, 2023, our revenue from LIVTENCITY was 10.5 billion JPY.
•ELAPRASE (idursulfase), an enzyme replacement therapy for the treatment of Hunter syndrome (also known as Mucopolysaccharidosis Type II or MPS II). In the fiscal year ended March 31, 2023, our revenue from ELAPRASE was 85.3 billion JPY.
•REPLAGAL (agalsidase alfa), an enzyme replacement therapy for the treatment of Fabry disease, marketed outside of the U.S., and also approved in China in 2020. Additionally, Takeda has acquired the manufacturing and marketing approval and the marketing rights of REPLAGAL in Japan from Sumitomo Dainippon Pharma as of February, 2022. Fabry disease is a rare, inherited genetic disorder resulting from a deficiency in the activity of the lysosomal enzyme alpha-galactosidase A, which is involved in the breakdown of fats. In the fiscal year ended March 31, 2023, our revenue from REPLAGAL was 66.7 billion JPY.
•ADVATE (antihemophilic factor (recombinant)), a treatment for hemophilia A (congenital factor VIII deficiency) for control and prevention of bleeding episodes, for perioperative management, and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. In the fiscal year ended March 31, 2023, our revenue from ADVATE was 118.2 billion JPY.
•ADYNOVATE/ADYNOVI (antihemophilic factor (recombinant) [PEGylated]), an extended half-life recombinant factor VIII treatment for hemophilia A. ADYNOVATE/ADYNOVI uses the same manufacturing process as the standard half-life recombinant factor VIII therapy ADVATE, and adds a proven technology, PEGylation (a chemical process that prolongs the amount of time a compound remains in circulation, potentially allowing for fewer injections), which we exclusively licensed from Nektar Therapeutics. In the fiscal year ended March 31, 2023, our revenue from ADYNOVATE/ADYNOVI was 66.6 billion JPY.
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
In the fiscal year ended March 31, 2023, the total revenue from our PDT immunology portfolio, including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU, was 522.2 billion JPY.
•FLEXBUMIN (Human Albumin in a bag) and Human Albumin (glass), available as 5% and 25% solutions, indicated for hypovolemia, hypoalbuminemia due to general causes and burns, and for use during cardiopulmonary bypass surgery as a component of the pump prime. FLEXBUMIN 25% is also indicated for hypoalbuminemia associated with adult respiratory distress syndrome (ARDS) and nephrosis, and hemolytic disease of the newborn (HDN). In the fiscal year ended March 31, 2023, the total revenue from our albumin portfolio, including FLEXBUMIN and Human Albumin (glass) was 121.4 billion JPY.
In Oncology, our principal products include:
•ALUNBRIG (brigatinib), an orally administered small molecule anaplastic lymphoma kinase (“ALK”) inhibitor used to treat ALK-positive non-small cell lung cancer (NSCLC), was granted accelerated approval in the U.S. in 2017, marketing authorization in Europe in 2018 and in Japan in 2021. The indication of ALUNBRIG was expanded to include newly diagnosed ALK-positive NSCLC patients, first in the U.S. in May 2020. ALUNBRIG was also approved in China in March 2022. In the fiscal year ended March 31, 2023, our revenue from ALUNBRIG was 20.6 billion JPY.
•EXKIVITY (mobocertinib), a treatment for locally advanced or metastatic non-small cell lung cancer (NSCLC) with EGFR exon 20 insertion mutations whose disease has progressed on or after platinum based chemotherapy, was granted accelerated approval in the U.S. in September 2021, and China National Medical Products Administration (NMPA) approval in January 2023. Since its launch we are seeing rapid uptake in both the academic and community settings. In the fiscal year ended March 31, 2023, our revenue from EXKIVITY was 3.7 billion JPY.
•LEUPLIN/ENANTONE (leuprorelin), a treatment for hormone-responsive cancers such as prostate cancer or breast cancer in women, as well as children with central precocious puberty, women with endometriosis, infertility, and to improve anemia in women with uterine leiomyomata (fibroids). While leuprorelin is no longer protected by patent, there is limited generic competition due to manufacturing considerations. In the fiscal year ended March 31, 2023, our revenue from LEUPLIN/ENANTONE was 111.3 billion JPY.
•NINLARO (ixazomib), the first oral proteasome inhibitor for the treatment of multiple myeloma (MM), was approved in the U.S. in 2015 for relapsed/refractory MM and was approved in Europe in 2016, in Japan in 2017, and in China in 2018. In Japan, NINLARO is also approved as a maintenance treatment for MM. In the fiscal year ended March 31, 2023, revenue from NINLARO was 92.7 billion JPY.
•ADCETRIS (brentuximab vedotin), an anti-cancer agent used to treat Hodgkin lymphoma (HL) and systemic anaplastic large cell lymphoma (sALCL), has received marketing authorization in more than 70 countries worldwide and was approved in China in May 2020. We jointly developed ADCETRIS with Seagen Inc. and have commercialization rights in countries outside the U.S. and Canada. In the fiscal year ended March 31, 2023, our revenue from ADCETRIS was 83.9 billion JPY.
In Neuroscience, our principal products are:
•VYVANSE/ELVANSE (lisdexamfetamine dimesylate), a stimulant medication indicated for the treatment of attention deficit hyperactivity disorder (ADHD) in patients aged six and above, and for the treatment of moderate to severe binge eating disorder in adults. However, sales are expected to decline due to generic competition in the U.S. in 2023. In the fiscal year ended March 31, 2023, our revenue from VYVANSE/ELVANSE was 459.3 billion JPY.
•TRINTELLIX (vortioxetine), an antidepressant indicated for the treatment of major depressive disorder (MDD) in adults. TRINTELLIX was co-developed with H. Lundbeck A/S, and Takeda has commercialization rights in the U.S., where it was launched in 2014 and in Japan, where it was launched in 2019. In the fiscal year ended March 31, 2023, our revenue from TRINTELLIX was 100.1 billion JPY.
For a breakdown of revenues by geographic region, see Note 4 to our audited consolidated financial statements.

Takeda's Initiatives to Mitigate the Impact of COVID-19
Three years have passed since the outbreak of COVID-19. As vaccines and therapies have become broadly available in many countries, governments are relaxing strict measures to prevent the spread of infection, such as travel restrictions. We will continue to adhere to local public health guidance in addition to the internal protocols and monitor any potential impacts of the effects of COVID-19, including new variants, on our business activities, with the intent to protect employees' health and safety, and to ensure our medicines are available to patients who rely on them.
In the fiscal year ended March 31, 2023, Takeda manufactured NUVAXOVID Intramuscular Injection, a novel recombinant protein-based COVID-19 vaccine which was licensed, with manufacturing technologies transferred, from Novavax, at its Hikari facility and distributed it in Japan. Takeda is working with Novavax to develop vaccines against the future variants including the Omicron variant. Takeda will also continue to provide distribution support in bringing an mRNA COVID-19 bivalent vaccine, SPIKEVAX Intramuscular Injection (Omicron targeting bivalent vaccine), to Japan through its partnership with Moderna.
Research and Development
Research and development expenses for the fiscal year ended March 31, 2023 were 633.3 billion JPY.
The research and development (R&D) of biopharmaceutical products is a lengthy and expensive process that can span more than 10 years. The process includes multiple studies to evaluate a product’s efficacy and safety, followed by submission to regulatory authorities who review the data and decide whether to grant marketing approval. Only a small number of therapeutic candidates pass such rigorous investigation and become available for use in clinical treatment. Once approved, there is ongoing R&D support for marketed products, including life-cycle management, medical affairs, and other investments.
Clinical trials, which must comply with regional and international regulatory guidelines, generally take five to seven years or longer, and require substantial expenditures. In general, clinical trials are performed in accordance with the guidelines set by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use. The relevant regional regulatory authorities are the Food and Drug Administration (FDA) for the United States, the European Medicines Agency (EMA) for the EU, the Ministry of Health, Labour and Welfare (MHLW) for Japan and National Medical Products Administration (NMPA) for China.
The three phases of human clinical trials, which may overlap with each other, are as follows:
Phase 1 (“P-1”) clinical trials
Conducted using a small group of healthy adult volunteers in order to evaluate safety and absorption, distribution, metabolism and excretion of the drug.
Phase 2 (“P-2”) clinical trials
Conducted using a small group of patient volunteers in order to evaluate safety, efficacy, dosage and administration methods. P-2 clinical trials may be divided into two sub-categories, P-2a and P-2b. P-2a are usually pilot studies designed to demonstrate clinical efficacy or biological activity. P-2b studies look to find the optimum dose at which the drug shows biological activity with minimal side-effects.
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
Takeda’s R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (“PDT”) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core therapeutic areas (Gastrointestinal and inflammation, neuroscience, oncology, and rare genetics and hematology). We are working to harness the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. We are embracing data and digital technologies to improve the quality of innovation and accelerate execution.
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

Our key in-house R&D facilities include:
•Greater Boston Area Research and Development Site: Our Boston R&D site is located in Cambridge, Massachusetts in the United States. It is the center of our global gastrointestinal and inflammation, oncology, and rare genetics and hematology R&D, and also supports R&D in other areas including plasma-derived therapies and vaccines, as well as research in immunomodulation and biologics. The site is home to the Takeda Cell Therapy engine with a state-of-the-art cell therapy manufacturing facility. Furthermore, Takeda signed a 15-year lease for an approximately 600,000 square foot state-of-the-art R&D and office facility under construction in Kendall Square, which Takeda plans to occupy from 2026.
• Shonan Health Innovation Park: Located in Fujisawa and Kamakura in Kanagawa Prefecture in Japan, the Shonan Health Innovation Park (“Shonan iPark”) was opened in 2018 when Takeda transformed its Shonan Research Center into the first pharma-led science park in Japan by opening its doors to external parties and is the primary location for Takeda’s neuroscience research. To attract more diverse partners and to further the success of the Shonan iPark, Takeda transferred ownership rights of Shonan iPark to a trustee in 2020 and transferred operation of Shonan iPark to a company established by Takeda in 2023. Takeda, as a flagship tenant, is committed to invigorating life science research in Japan.
•San Diego Research and Development Site: Our R&D site located in San Diego, California in the United States supports R&D in the gastrointestinal and inflammation and neuroscience areas. The San Diego research center operates as a “biotech-like” site and leverages internal capabilities such as structural biology and biophysics to catalyze research internally and externally.
•Vienna, Austria Research and Development Site: Our R&D site, located in Vienna, Austria, supports programs in R&D and in PDT. The research center focuses on biologics programs in R&D and contains manufacturing sites for plasma derived products.
The following summarizes our R&D activities within each of our therapeutic and business areas. The therapeutic candidates in our pipeline disclosed within the key therapeutic and business areas below are in various stages of development, and the contents of the pipeline may change as candidates currently under development are removed and new candidates are introduced. Whether the candidates listed below are ever successfully released as products depends on various factors, including the results of pre-clinical and clinical trials, market conditions for various drugs and regulatory approvals. This table primarily shows the indications for which we are actively pursuing regulatory approval and those regulatory approvals granted. We are also conducting additional studies of certain assets to examine their potential for use in further indications and in additional formulations. The listings in the tables below are limited to the U.S., EU, Japan, and China, but we are also conducting development activities in other regions. “Global” refers to U.S., EU, Japan, and China. Modality of our pipeline assets in the following table is classified into either of the following categories: ‘small molecule’, ‘peptide/oligonucleotide’, ‘cell and gene therapy’ or ‘biologic and other.’
Gastrointestinal and Inflammation
In Gastrointestinal and Inflammation, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal diseases, including those of the liver as well as other immune-mediated inflammatory diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO, including development of a subcutaneous formulation and expansion into other indications such as active chronic pouchitis. Takeda is also expanding its position with GATTEX/REVESTIVE, and ALOFISEL which is currently in Phase 3 trial to support further potential geographic expansion in the U.S. Furthermore, Takeda is progressing a pipeline built through in-house discovery, partnerships and business development, exploring opportunities in inflammatory diseases (IBD, celiac disease, psoriasis, psoriatic arthritis, system lupus erythematosus, others), select liver diseases, and motility disorders. Fazirsiran (TAK-999) is an example of an addition through partnership and a potential first-in-class RNAi for alpha-1 antitrypsin-deficiency associated liver disease in late-stage development. TAK-279 is an example of an acquisition through business development of a late-stage, potential best-in-class oral allosteric tyrosine kinase 2 (TYK2) inhibitor with potential to treat inflammatory diseases.
Note: Therapeutic area name is now “Gastrointestinal and Inflammation” (previously called “Gastroenterology (GI)”), expanding the GI identity, to better reflect our pipeline today and our broad ambition in immune-mediated disease.
Our gastrointestinal and inflammation pipeline in clinical development as of May 11, 2023 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
MLN0002 <vedolizumab> ENTYVIO (Global)	Humanized monoclonal antibody against α4β7 integrin (injection)	Biologic and other	Subcutaneous formulation for ulcerative colitis	Japan U.S.	Approved (Mar 2023) Filed (Apr 2023)
			Subcutaneous formulation for Crohn's disease	Japan U.S.	Filed (Oct 2022) P-III
			Graft-versus-Host Disease prophylaxis in patients undergoing allogeneic hematopoietic stem cell transplantation	EU Japan	P-III P-III
			Pediatrics Study (ulcerative colitis, Crohn’s disease)	Global	P-III

TAK-438 <vonoprazan> TAKECAB (Japan) VOCINTI (China)	Potassium-competitive acid blocker (oral)	Small molecule	Acid related diseases (adjunct to Helicobacter pylori eradication)	China	Filed (Aug 2022)
Cx601 <darvadstrocel> ALOFISEL (EU, Japan)	A suspension of allogeneic expanded adipose-derived stem cells (injection)	Biologic and other	Refractory complex perianal fistulas in patients with Crohn’s disease	U.S.	P-III
			Pediatric indication for refractory complex perianal fistulas in patients with Crohn’s disease	EU Japan	P-III P-III
TAK-999(1) <fazirsiran>	GalNAc based RNA interference (RNAi) (injection)	Peptide/ Oligo-nucleotide	Alpha-1 antitrypsin-deficiency associated liver disease	U.S. EU	P-III P-III
TAK-625(2) <maralixibat>	IBAT inhibitor (oral)	Small molecule	Alagille Syndrome	Japan	P-III
			Progressive Familial Intrahepatic Cholestasis	Japan	P-III
TAK-227/ZED1227(3)	Transglutaminase 2 inhibitor (oral)	Small molecule	Celiac disease	-	P-II (b)
TAK-279	TYK2 inhibitor (oral)	Small molecule	Psoriasis	-	P-II (b)
			Psoriatic Arthritis	-	P-II (b)
TAK-062 <zamaglutenase>	Glutenase (oral)	Biologic and other	Celiac disease	-	P-II
TAK-101(4)	Tolerizing Immune Modifying nanoParticle (TIMP) (injection)	Biologic and other	Celiac disease	-	P-II
TAK-951	Peptide agonist (subcutaneous infusion)	Peptide/ Oligo-nucleotide	Nausea and vomiting	-	P-II
TAK-105	Peptide agonist (subcutaneous infusion)	Peptide/ Oligo-nucleotide	Nausea and vomiting	-	P-I
TAK-647	Anti MAdCAM-1 antibody (injection)	Biologic and other	Nonalcoholic Steatohepatitis (NASH)	-	P-I(5)
____________
Notes:
(1)Partnership with Arrowhead Pharmaceuticals, Inc.
(2)Partnership with Mirum Pharmaceuticals.
(3)Partnership with Zedira and Dr. Falk Pharma.
(4)Acquired development and commercialization license for TAK-101 from COUR Pharmaceuticals. Previously known as TIMP-GLIA.
(5)Study actively recruiting.

Neuroscience
In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need and building its pipeline through a combination of in-house expertise and partnerships. By harnessing advances in disease biology understanding, translational tools, and innovative modalities, Takeda is primarily focusing on rare neurology, in particular, on potential investigative therapies for sleep-wake disorders such as narcolepsy and idiopathic hypersomnia with a franchise of orexin-2 receptor agonists (TAK-861, danavorexton (TAK-925), etc.), rare epilepsies with soticlestat (TAK-935) and central nervous system (CNS) and somatic symptoms of Hunter Syndrome with pabinafusp alfa (TAK-141). Additionally, Takeda makes targeted investments to investigate well-defined segments of neuromuscular diseases, neurodegenerative diseases and movement disorders.
Note: Pabinafusp alfa (TAK-141) and TAK-611 will be developed in Neuroscience starting from FY2023 Q1 and may benefit from Neuroscience’s CNS expertise.

Our neuroscience pipeline in clinical development as of May 11, 2023 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-935 <soticlestat>	CH24H inhibitor (oral)	Small molecule	Dravet syndrome	Global	P-III
			Lennox-Gastaut syndrome	Global	P-III
TAK-141/JR-141(1) <pabinafusp alfa>	Fusion protein of an antibody against the human transferrin receptor and iduronate-2-sulfatase [recombinant] (injection)	Biologic and other	Hunter syndrome (CNS and somatic symptoms)	EU	P-III
TAK-861	Orexin 2R agonist (oral)	Small molecule	Narcolepsy type 1	-	P-II (b)
			Narcolepsy type 2	-	P-II (b)
TAK-071	M1 positive allosteric modulator (M1PAM) (oral)	Small molecule	Parkinson’s disease	-	P-II
TAK-041/NBI-846(2)	GPR139 agonist (oral)	Small molecule	Anhedonia in major depressive disorder (MDD)	-	P-II
TAK-653/NBI-845(2)	AMPA receptor potentiator (oral)	Small molecule	Inadequate response to treatment in major depressive disorder (MDD)	-	P-II
TAK-341/MEDI1341(3)	Alpha-synuclein antibody (injection)	Biologic and other	Multiple systems atrophy (MSA)	-	P-II
TAK-611	Human arylsulfatase A for intrathecal administration [recombinant] (injection)	Biologic and other	Metachromatic leukodystrophy	-	P-II
TAK-594/DNL593(4)	Brain-penetrant progranulin fusion protein (injection)	Biologic and other	Frontotemporal dementia	-	P-II
TAK-925 <danavorexton>	Orexin 2R agonist (injection)	Small molecule	Postanesthesia Recovery, narcolepsy	-	P-I
TAK-920/DNL919(4)	Brain-penetrant TREM2 agonist monoclonal antibody (injection)	Biologic and other	Alzheimer’s disease	-	P-I
____________
Notes:
(1)Partnership with JCR Pharma. JCR leads development.
(2)Partnership with Neurocrine Biosciences. Neurocrine leads development.
(3)Partnership with AstraZeneca. P-I Parkinson’s disease study is completed.
(4)Partnership with Denali Therapeutics. Denali leads P-I development.

Oncology
In Oncology, we aspire to cure cancer, with inspiration from patients and innovation from everywhere. We are focused on: (1) building on our legacy in hematologic malignancies with marketed products (NINLARO, ADCETRIS, and ICLUSIG, etc.) and pipeline programs; (2) growing a solid tumor portfolio with marketed lung cancer products (ALUNBRIG and EXKIVITY), and development programs in other areas, including colorectal cancer with fruquinitinib (TAK-113); and (3) advancing a cutting-edge pipeline focused on the power of innate immunity.
Our oncology pipeline in clinical development as of May 11, 2023 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-788 <mobocertinib> EXKIVITY (U.S., China)	EGFR/HER2 exon 20 inhibitor (oral)	Small molecule	Previously treated Non-Small Cell Lung Cancer with EGFR exon 20 insertion(1)	China EU(2) Japan	Approved (Jan 2023) Filing withdrawn (Jul 2022) P-III
			Treatment Naïve Non-Small Cell Lung Cancer with EGFR exon 20 insertion	Global	P-III
TAK-113(3) <fruquintinib>	VEGFR inhibitor (oral)	Small molecule	Metastatic Colorectal Cancer (mCRC)	U.S. EU Japan	Filed (March 2023) P-III P-III
SGN-35(4) <brentuximab vedotin> ADCETRIS (EU, Japan, China)	CD30 monoclonal antibody-drug conjugate (injection)	Biologic and other	Relapsed or refractory cutaneous T-cell lymphoma	Japan	Filed (Feb 2023)
			First line Hodgkin’s lymphoma – Stage III	EU	Filed (Mar 2023)
MLN9708 <ixazomib> NINLARO (Global)	Proteasome inhibitor (oral)	Small molecule	Maintenance therapy in patients with newly diagnosed Multiple Myeloma following autologous stem cell transplant (TOURMALINE-MM3)	U.S. EU	P-III P-III
<cabozantinib>(5) CABOMETYX (Japan)	Multi-targeted kinase inhibitor (oral)	Small molecule	Metastatic Castration-Resistant Prostate Cancer in combination with atezolizumab(6)	Japan	P-III
<ponatinib> ICLUSIG (U.S.)	BCR-ABL inhibitor (oral)	Small molecule	Front line Philadelphia chromosome-positive Acute Lymphoblastic Leukemia	U.S.	P-III
			Pediatric indication for Philadelphia chromosome-positive Acute Lymphoblastic Leukemia	-	P-I
TAK-385 <relugolix>	LH-RH antagonist (oral)	Small molecule	Prostate cancer	Japan China	P-III P-III
TAK-981 <subasumstat>	SUMO inhibitor (injection)	Small molecule	Multiple cancers	-	P-II
TAK-573(7) <modakafusp alfa>	Anti-CD38-targeted IgG4 genetically fused with an attenuated IFNα (injection)	Biologic and other	Relapsed/refractory Multiple Myeloma	-	P-II
			Solid tumors	-	P-I
TAK-007(8)	CD19 CAR-NK (injection)	Cell and gene therapy	Relapsed/refractory B cell malignancies	-	P-II
TAK-102(9)	GPC3 CAR-T (injection)	Cell and gene therapy	Solid tumors	-	P-I
TAK-103(9)	Mesothelin CAR-T (injection)	Cell and gene therapy	Solid tumors	-	P-I
TAK-676	STING agonist (injection)	Small molecule	Solid tumors	-	P-I

TAK-500	STING agonist antibody drug conjugate (injection)	Biologic and other	Solid tumors	-	P-I
TAK-940(10)	CD19 1XX CAR-T (injection)	Cell and gene therapy	Relapsed/refractory B cell malignancies	-	P-I
TAK-186(11)	T Cell Engager (injection)	Biologic and other	EGFR expressing solid tumors	-	P-I
TAK-280(11)	T Cell Engager (injection)	Biologic and other	B7-H3 expressing solid tumors	-	P-I
____________
Notes:
(1)The U.S. FDA review was conducted under Project Orbis, an initiative of the FDA Oncology Center of Excellence (OCE), which provides a framework for concurrent submission and review of oncology products among international partners. Currently, approval was granted in the U.K. (May 2022), the Switzerland (Jun 2022), Australia (Jul 2022), South Korea (Jul 2022), and Brazil (Mar 2023).
(2)Following discussions with the EMA, Takeda decided to withdraw the marketing authorization application (MAA).
(3)Partnership with HUTCHMED
(4)Partnership with Seagen, Inc.
(5)Partnership with Exelixis, Inc.
(6)Partnership with Chugai Pharmaceutical. Takeda operates P-III development
(7)Partnership with Teva Pharmaceutical Industries Ltd.
(8)Partnership with The University of Texas MD Anderson Cancer Center
(9)Partnership with Noile-Immune Biotech, Inc.
(10)Partnership with Memorial Sloan Kettering Cancer Center
(11)Acquired via acquisition of Maverick Therapeutics, Inc.

Rare Genetics and Hematology
In Rare Genetics and Hematology, Takeda focuses on several areas of high unmet medical need. In hereditary angioedema, Takeda aspires to transform the treatment paradigm, including through TAKHZYRO, with continued investment in lifecycle management programs. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI, as well as on the development of pipeline assets including apadamtase alfa/cinaxadamtase alfa (TAK-755) for the treatment of immune thrombotic thrombocytopenic purpura (iTTP) and congenital thrombotic thrombocytopenic purpura (cTTP). In addition, Takeda aims to redefine the management of post-transplant cytomegalovirus (CMV) infection/disease with LIVTENCITY. While we recently decided to discontinue discovery and pre-clinical activities in adeno-associated virus (AAV) gene therapy, Takeda remains committed to fulfilling our vision to deliver life-transforming medicines to patients with rare diseases.
Our rare genetic and hematology pipeline in clinical development as of May 11, 2023 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-620(1) <maribavir> LIVTENCITY (U.S., EU)	Benzimidazole riboside inhibitor (oral)	Small molecule	Post-transplant cytomegalovirus (CMV) infection/disease resistant/refractory to (val) ganciclovir, cidofovir or foscarnet	EU China	Approved (Nov 2022) Filed (Dec 2022)
			Treatment of CMV Infection/disease Post Transplantation (Including HSCT)	Japan	P-III
TAK-743 <lanadelumab> TAKHZYRO (Global)	Plasma kallikrein inhibitor (injection)	Biologic and other	Pediatric Hereditary Angioedema	U.S. EU	Approved (Feb 2023) Filed (Dec 2022)
TAK-672(2) OBIZUR (U.S., EU)	Porcine Coagulation Factor VIII [recombinant] (injection)	Biologic and other	Acquired hemophilia A (AHA)	China Japan	Filed (Jun 2022) P-II/III

TAK-577 VONVENDI (U.S., Japan) VEYVONDI (EU)	von Willebrand factor [recombinant] (injection)	Biologic and other	Adult on-demand and surgery treatment of von Willebrand disease	China	Filed (Jan 2023)
			Adult prophylactic treatment of von Willebrand disease	EU China	Filed (Mar 2023) P-III
			Pediatric on-demand and surgery treatment of von Willebrand disease	Global	P-III
TAK-660 ADYNOVATE (U.S., Japan) ADYNOVI (EU)	Antihemophilic factor [recombinant], PEGylated (injection)	Biologic and other	Pediatric Hemophilia A	EU	P-III
TAK-755(3) <apadamtase alfa/ cinaxadamtase alfa>	Replacement of the deficientADAMTS13 enzyme (injection)	Biologic and other	Congenital Thrombotic Thrombocytopenic Purpura	Global	P-III (5)
			Immune Thrombotic Thrombocytopenic Purpura	U.S. EU	P-II P-II
			Sickle cell disease	U.S.	P-I
TAK-079(4) <mezagitamab>	Anti-CD38 monoclonal antibody (injection)	Biologic and other	Myasthenia gravis	-	P-II
			Immune thrombocytopenic purpura	-	P-II
			Systemic lupus erythematosus	-	P-I/II
			Immunoglobulin A nephropathy	-	P-I
____________
Notes:
(1)Partnership with GlaxoSmithKline.
(2)Partnership with IPSEN.
(3)Partnership with KM Biologics.
(4)Relapsed/refractory Multiple Myeloma will continue until trial completion.
(5)Filed in the U.S. in May 2023.

Plasma-Derived Therapies (PDT)
Takeda has created a dedicated PDT business unit with a focus to manage the business end-to-end, from plasma collection to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma derived treatments which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization in PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies of current product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD and GAMMAGARD S/D) through pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. In our hematology and specialty care portfolio, our priority is pursuing new indication and formulation development opportunities for PROTHROMPLEX (4F-PCC), FEIBA, CEPROTIN and ARALAST. Additionally, we are developing next generation immunoglobulin products with 20% fSCIg (TAK-881), IgG Low IgA (TAK-880) and pursuing other early stage opportunities (e.g. hypersialylated Immunoglobulin (hsIgG)) that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide.
Our PDT pipeline in clinical development as of May 11, 2023 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-771(1) <IG Infusion 10% (Human) w/ Recombinant Human Hyaluronidase> HYQVIA (U.S., EU)	Immunoglobulin (IgG) + recombinant hyaluronidase replacement therapy (subcutaneous infusion)	Biologic and other	Pediatric indication for primary immunodeficiency	U.S.	Approved (Apr 2023)
			Chronic inflammatory demyelinating polyradiculoneuropathy	U.S. EU	Filed (Feb 2023) Filed (Mar 2023)
			Chronic inflammatory demyelinating polyradiculoneuropathy and Multifocal Motor Neuropathy	Japan	P-III
			Primary Immunodeficiencies	Japan	P-III
TAK-662 CEPROTIN (U.S., EU)	Protein C concentrate [human] (injection)	Biologic and other	Long-term prophylaxis treatment of severe congenital protein C deficiency	EU	Approved (Dec 2022)
			Severe congenital protein C deficiency	Japan	Filed (Apr 2023)
TAK-664 <IG Infusion 20% (Human)> CUVITRU (U.S., EU)	Immunoglobulin 20% [human] (subcutaneous infusion)	Biologic and other	Primary Immunodeficiencies and Secondary Immunodeficiencies	Japan	Filed (Oct 2022)
TAK-880 <10% IVIG (Low IgA)>	Immunoglobulin (10%) [human] (injection) (Low IgA)	Biologic and other	Primary Immunodeficiencies and Multifocal Motor Neuropathy	U.S. EU	Filed (Jan 2023)(2) Filing in preparation(3)
TAK-330 PROTHROMPLEX TOTAL (EU)	Four-factor prothrombin complex concentrate [human] (injection)	Biologic and other	Coagulation Disorder, Direct Oral Anticoagulants (DOAC) reversal in surgical situations	U.S.	P-III
TAK-961 <5% IVIG> GLOVENIN-I (Japan)	Immunoglobulin (5%) [human] (injection)	Biologic and other	Autoimmune Encephalitis (AE)	Japan	P-III
TAK-881 <Facilitated 20% SCIG>	Immunoglobulin (20%) [human] + recombinant hyaluronidase replacement therapy (injection)	Biologic and other	Immunodeficiencies	U.S. EU	P-I/II
____________
Notes:
(1)Partnership with Halozyme.
(2)In May 2023, Takeda received a complete response letter (CRL) from FDA regarding its new drug approval application for TAK-880. Takeda is evaluating the CRL and assessing next steps.
(3)Non-interventional study to collect data is in progress.

Vaccines
In Vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue (QDENGA (development code: TAK-003)), COVID-19 (NUVAXOVID), and zika (TAK-426). To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan and the U.S., and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.
Our vaccines pipeline in clinical development as of May 11, 2023 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code Brand name (country/region)	Type of vaccine (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-019/ NVX‑CoV2373(1) NUVAXOVID Intramuscular Injection (Japan)	SARS-CoV-2 vaccine (injection)	Biologic and other	Active immunization for the prevention of COVID-19 (primary and booster)	Japan	Approved (Apr 2022)
			Active immunization for the prevention of COVID-19 (heterologous booster)	Japan	P-III
TAK-003(2) QDENGA (EU)	Tetravalent dengue vaccine (injection)	Biologic and other	For the prevention of dengue fever of any severity, due to any serotype, in individuals aged 4 and older	EU U.S.	Approved (Dec 2022)(3) Filed (Nov 2022)
			For the prevention of dengue fever of any severity, due to any serotype, in individuals aged 4 and older (booster extension)	-	P-III
TAK-426(4)	Zika vaccine (injection)	Biologic and other	Active immunization for the prevention of disease caused by Zika virus	-	P-I
____________
Notes:
(1)Partnership with Novavax, Inc.
(2)QDENGA (TAK-003) was approved in Indonesia (Aug 2022) and Brazil (Mar 2023).
(3)Takeda participated in the European Medicines Agency’s (EMA) parallel assessment of a medicinal product for use in EU, and through the EU-M4all procedure for countries outside of the EU. In October 2022, the Committee for Medicinal Products for Human Use (CHMP) of the EMA recommended the approval of TAK-003 in Europe and in dengue-endemic countries participating in the parallel EU-M4all procedure.
(4)Partnership with The Biomedical Advanced Research and Development Authority (BARDA) of the U.S. Government.

Discontinued projects

Our discontinued projects since April 1, 2022 are as follows:

Development code <generic name>	Indications (Region/Country, Stage)	Reason
<brigatinib>	2L ALK-positive Non-Small Cell Lung Cancer (head-to-head with alectinib) (U.S., EU, P-III)	The study met futility boundary for the primary endpoint.
TAK-994	Narcolepsy (P-II)	TAK-994 was on clinical hold, we have made data driven decision to stop further development and pivot to TAK-861 and other molecules in orexin portfolio like TAK-925.
TAK-039	Clostridium difficile infection (P-I)	Takeda made the strategic decision to discontinue pursuit of TAK-039 in order to further optimize the portfolio.
TAK-605	Solid tumors (P-I)	Takeda has decided to terminate its collaboration with Turnstone Biologics to develop the armored oncolytic virus TAK-605 for strategic reasons and has returned global rights to the asset back to Turnstone. The two companies’ discovery efforts to identify additional novel product candidates based on the vaccinia virus platform are ongoing.
TAK-834	Hypoparathyroidism (P-I study in Japan completed)	Japan development was discontinued along with the discontinuation of manufacturing NATPAR/NATPARA globally.
TAK-510	Nausea and vomiting (P-I)	Phase 1 data did not support further development.
<cabozantinib>	2L metastatic Non-Small Cell Lung Cancer in combination with atezolizumab (Japan, P-III)	Phase 3 CONTACT-01 study did not meet its primary endpoint. The result did not support further development in this indication.
TAK-954	Post-operative gastrointestinal dysfunction (P-II(b))	Phase 2 (b) study did not meet its endpoints. Takeda and Theravance Biopharma mutually agreed to discontinue further development of this program and the parties’ collaboration agreement.
TAK-018/EB8018 <sibofimloc>	Crohn’s disease (post-operative and ileal-dominant) (P-II(a))	Phase 2 (a) study did not meet its endpoints.
MLN9708 <ixazomib>	Maintenance therapy in patients with newly diagnosed Multiple Myeloma not treated with stem cell transplant (TOURMALINE-MM4) (U.S., EU, China, P-III)	While there are ongoing discussions with regulatory bodies around world, given the final analysis of the trial, Takeda will not pursue this indication in the US, EU (NINLARO has been approved in the maintenance setting in Japan, South Korea, Thailand, Taiwan, and Brazil).
TAK-620 <maribavir>	HSCT Recipients with First CMV Infection (U.S., EU, P-III)	After reviewing the study data with regulatory bodies, Takeda decided not to pursue this indication further.
TAK-743 <lanadelumab>	Bradykinin-Mediated Angioedema (Global, P-III)	The Phase 3 study in angioedema patients with normal C1 inhibitor did not meet its primary endpoint. There were no new safety signals and TAKHZYRO’s indication for prophylaxis to prevent attacks of Hereditary Angioedema (HAE) remains unchanged.
<niraparib>	Breast cancer (Japan, P-III)	Following GSK’s permanent discontinuation of enrolment in the ZEST global Phase 3 study due to eligibility challenges impacting the ability to fully enroll targeted patients, Takeda discontinued enrollment in this study in Japan.
____________
Notes:
Takeda decided to discontinue discovery and pre-clinical efforts in adeno-associated virus (AAV) gene therapy.

Availability of Raw Materials
In the ordinary course of business, we purchase raw materials and supplies essential to our operations from suppliers around the world. While we develop and manufacture the active ingredients used in some of our products at our own facilities, we are dependent on third-party suppliers for a portion of the raw materials and compounds used in certain other products we produce. We believe that, in the event we are unable to source any products or ingredients from any of our major suppliers, we could replace those products or substitute ingredients from other suppliers, although we may not be able to do so without significant difficulty or significant increases in our cost of sales. While efforts are made to diversify our sources of components and materials, in certain instances we acquire components and materials from a sole supplier.
In the case of plasma-derived-therapies, we are dependent on healthy individuals to donate human plasma to develop and manufacture our products. We own and operate plasma donation facilities, principally in the U.S., Austria, Hungary and Czech Republic, and we also maintain relationships with other plasma suppliers for external sourcing to meet our planned supply commitments to patients.
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
Manufacturing
The manufacturing of our products is highly regulated by governmental health authorities around the world, including the FDA, EMA, Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) and NMPA. Furthermore, many of our products involve technically complex manufacturing processes or may require a supply of highly specialized raw materials.
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
The U.S. is the largest pharmaceutical market in the world and is also Takeda’s largest region by revenue. The United States Business Unit (“USBU”) is focused on the successful uptake of recently approved products such as LIVTENCITY, as well as continuing to grow core promoted brands such as ENTYVIO, TRINTELLIX, VYVANSE, GATTEX, TAKHZYRO and Immunoglobulin products. These and other principal products are supported by significant investment in marketing and sales force promotion.
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
The China Business Unit (“China BU”) focuses on unleashing the growth potential in world’s second largest pharmaceutical market. The China Business Unit continues to maximize the value of brands like HUMAN ALUBUMIN/FLEXBUMIN, ENANTONE, ADVATE, NINLARO, and VOCINTI while also aiming to bring other new medicines to China in the future from the therapeutic areas of Gastrointestinal and Inflammation, Neuroscience, Oncology, and Rare Genetics and Hematology.
The Growth and Emerging Markets (“GEM”) business unit is focused on delivering highly innovative medicines to patients living with complex and rare diseases in our five key business areas of GI, Rare Diseases, PDT, Oncology and Neuroscience.
The Oncology Business Unit (“OBU”) is focused on the development and marketing of oncology medicines in the US, Japan, Europe and Canada. Our promoted oncology portfolio consists of two global brands (ALUNBRIG and EXKIVITY) as well as products that we market on a regional basis including ICLUSIG in the US, ADCETRIS in Europe and Japan, and VECTIBIX, ZEJULA, and CABOMETYX in Japan.
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
In 2022, we organized a new division, the Global Portfolio Division (“GPD”), which is focused on accelerating our growth through a global footprint, as well as a diverse portfolio and pipeline of transformational medicines and vaccines. The GPD comprises the China BU, EUCAN, GEM, VBU, the Global Medical and Global Product & Launch Strategy (“GPLS”) functions.
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

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
Gastroenterology (GI):
ENTYVIO	Patent: - RP: July 2028(2)	Patent: - RDP: May 2026(7)	Patent: - RDP: May 2025(7)
DEXILANT	Not commercialized	Patent: -	Patent: -
PANTOLOC /CONTROLOC (PANTOPRAZOLE)	Not commercialized	Patent: -	Patent: -
TAKECAB(3)	Patent: August 2031	Patent: -(3)	Patent: -(3)
GATTEX/REVESTIVE	Patent: - RP: June 2031(2)	Patent: -(5)	Patent: - RDP: September 2024
PENTASA(4)	Patent: -(4)	Patent: -	Patent: -(4)
LIALDA/MEZAVANT(3)	Patent: - (3)	Patent: -	Patent: -
RESOLOR/MOTEGRITY	Not commercialized	Patent: - RDP: December 2023	Patent: -

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
ALOFISEL	Patent: - RP: September 2031(2)	Not commercialized	Patent: - RDP: March 2028
Rare Metabolic:
ELAPRASE (3)	Patent: - (3)	Patent: -	Patent: -
REPLAGAL	Patent: -	Not commercialized	Patent: -
VPRIV	Patent: - RP: July 2024(2)	Patent: -	Patent: -
Rare Hematology:
ADVATE	Patent: -	Patent: -	Patent: -
ADYNOVATE/ADYNOVI	Patent: January 2026 RP: March 2024(2)	Patent: February 2026 RDP: November 2027	Patent: February 2024 (Extended expiry of February 2029 if SPC granted) RDP: January 2028
FEIBA(6)	Patent: -	Patent: -	Patent: -
HEMOFIL(6)	Not commercialized	Patent: -	Not commercialized
IMMUNATE(6)	Not commercialized	Not commercialized	Patent: -
IMMUNINE(6)	Not commercialized	Not commercialized	Patent: -
VONVENDI	Patent: - RP: March 2030(2)	Patent: December 2030 RDP: December 2027	Patent: - RDP: August 2028
RECOMBINATE	Not commercialized	Patent: -	Not commercialized
Hereditary Angioedema:
FIRAZYR	Patent: - RP: September 2028(2)	Patent: -	Patent: -
TAKHZYRO	Patent: January 2031 Extended expiry of January 2036 if PTE granted RP: March 2032(2)	Patent: August 2032 RDP: August 2030	Patent: January 2031 (Extended expiry of November 2033 in some countries) RDP: November 2028
CINRYZE(6)	Not commercialized	Patent: -	Patent: -
Rare Diseases - Others:
LIVTENCITY	Not commercialized	Patent: - RDP: November 2028	Patent: - RDP: November 2032
Plasma-Derived Therapies (PDT) Immunology:
GAMMAGARD LIQUID(6)	Not commercialized	Patent: -	Patent: -
HYQVIA(6)	Not commercialized	Patent: - RDP: September 2026	Patent: - RDP: May 2024
CUVITRU(6)	Not commercialized	Patent: - RDP: September 2028	Patent: - RDP: July 2027
FLEXBUMIN(6)	Not commercialized	Patent: -	Patent: -
HUMANALBUMIN(6)	Not commercialized	Patent: -	Not commercialized
GLASSIA(6)	Patent: -(4)	Patent: -	Patent: -(4)
ARALAST(6)	Not commercialized	Patent: -	Not commercialized

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
Oncology:
VELCADE(3)	Patent: -(3)	Patent: -	Patent: -(3)
LEUPLIN/ENANTONE	Patent: -	Patent: -	Patent: -
NINLARO	Patent: July 2031 RP: March 2027(2)	Patent: November 2029	Patent: November 2031 RDP: November 2026
ADCETRIS(4)	Patent: July 2028 RP: May 2028(2)	Patent: -(4)	Patent: October 2027 RDP: October 2023
ICLUSIG(3)	Patent: -(3)	Patent: January 2027	Patent: -(3)
ALUNBRIG	Patent: November 2032 RP: January 2029	Patent: April 2031 RDP: April 2024	Patent: May 2029 Extended expiry of November 2033 if SPC granted RDP: November 2028
VECTIBIX(4)	Patent: -	Patent: -(4)	Patent: -(4)
EXKIVITY	Not commercialized	Patent: May 2035 Extended expiry of September 2035 if PTE granted RDP: September 2028	Not commercialized
ZEJULA	Patent: January 2033 RP: September 2028(2)	Patent: -(4)	Patent: -(4)
CABOMETYX(4)	Patent: September 2029 RP: March 2028(2)	Patent: -(4)	Patent: -(4)
Neuroscience:
VYVANSE/ELVANSE	Patent: June 2029 RP: March 2027(2)	Patent: August 2023	Patent: June 2024 (Extended expiry of February 2028 or March 2029 in certain countries)
TRINTELLIX (4)	Patent: October 2027 RP: September 2027(2)	Patent: June 2026 Extended expiry of December 2026 if pediatric exclusivity (PED) granted	Patent: -(4)
ADDERALL XR	Not commercialized	Patent: -	Not commercialized
ROZEREM	Patent: -	Patent: -	Not commercialized
INTUNIV	Patent: - RP: March 2025(2)	Patent: -	Patent: - RDP: September 2025
Other:
AZILVA-F	Patent: -	Not commercialized	Not commercialized
LOTRIGA(4)	Patent: -	Patent: - (4)	Patent: - (4)
FOSRENOL	Patent: -(3)	Patent: -	Not commercialized
QDENGA	Not commercialized	Not commercialized	Patent: - RDP: December 2032
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
(5)No generic has been launched as of March 2023. The exact timing of the market entry of the generic version of GATTEX/REVESTIVE is uncertain.
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

Licensing and Collaboration
In the ordinary course of business, we enter into arrangements for licensing and collaboration for the development and commercialization of products with third parties. Our business does not materially depend on any one of these arrangements. Instead they form a portion of our strategy and give us the ability to leverage a mix of internal and external resources to develop and commercialize new products. A sample of the agreements which have led to successful commercialization to date are summarized below:
•ADCETRIS: We entered into a Collaboration Agreement with Seagen Inc. (formerly Seattle Genetics, Inc.) (“Seagen”) in 2009 for the global co-development of ADCETRIS and its commercialization around the world (other than the U.S. and Canada, where ADCETRIS is commercialized by Seagen). We are required to pay milestone payments related to regulatory progress and were required to pay milestone payments related to commercial progress by us under the collaboration. We also pay tiered royalties with percentages ranging from the mid-teens to the mid-twenties based on net sales of ADCETRIS within our licensed territories. We and Seagen equally co-fund the cost of selected development activities conducted under the collaboration, but as of March 31, 2023, there are no further incremental potential commercial milestone payments remaining under the ADCETRIS collaboration. Either party may terminate the collaboration for cause, or by mutual consent. We may terminate the collaboration at will, and Seagen may terminate the collaboration in certain circumstances. If neither party terminates the collaboration agreement, then the agreement automatically terminates on the expiration of all payment obligations. In March 2023, Seagen announced that it had entered into a definitive merger agreement with Pfizer Inc. (“Pfizer”) and a subsidiary of Pfizer, whereby Seagen will become a wholly-owned subsidiary of Pfizer, following closing of the transaction, which is subject to customary closing conditions.
•TRINTELLIX: We entered into a License, Development, Supply and Commercialization Agreement with H. Lundbeck A/S in 2007 for the exclusive co-development and co-commercialization in the U.S. and Japan of several compounds in Lundbeck’s pipeline for the treatment of mood and anxiety disorders. Under the agreement, both partners commercialize TRINTELLIX in the U.S. and Japan and have agreed to jointly develop the relevant compounds, with most of development funding provided by us. Revenues for TRINTELLIX are booked by us, and we pay Lundbeck a portion of net sales, as well as tiered royalties ranging from the low to mid-teens on the portion of sales retained by us. We have also agreed to pay Lundbeck certain development and commercialization milestone payments relating to regulatory and commercial progress under the collaboration, but as of March 31, 2023, there are no further incremental potential commercial milestone payments remaining under the TRINTELLIX collaboration. The term of the agreement is indefinite, but the agreement may be terminated by mutual decision of the parties or for cause.

The following tables describe other research & development collaborations/partnering and externalization projects entered into by Takeda, but do not represent a comprehensive list of all Takeda R&D collaborations. All of the “subject” descriptions listed below are as of the date of execution of the relevant agreement unless otherwise noted:
Gastrointestinal and Inflammation

Partner	Country of incorporation	Subject
Arrowhead Pharmaceuticals	U.S.	Collaboration and licensing agreement to develop fazirsiran (TAK-999; ARO-AAT), an investigational RNA interference (RNAi) therapy in development to treat alpha-1 antitrypsin-associated liver disease (AATLD). ARO-AAT is a potential first-in-class therapy designed to reduce the production of mutant alpha-1 antitrypsin protein, the cause of AATLD progression.
Cerevance	U.S.	Multi-year research alliance to identify novel target proteins expressed in the central nervous system and to develop new therapies against them for certain GI disorders. Goal of the collaboration is to select, confirm and validate targets from gene expression data sets generated by Cerevance’s NETSseq technology.
COUR Pharmaceuticals	U.S.	Takeda has acquired an exclusive global license to develop and commercialize the investigational medicine TIMP-GLIA (TAK-101), an immune modifying nanoparticle containing gliadin proteins.
Engitix	U.K.	Collaboration and licensing agreement to utilize Engitix’s unique extracellular matrix discovery platform to identify and develop novel therapeutics for liver fibrosis and fibrostenotic inflammatory bowel disease, including Crohn’s disease and ulcerative colitis.
Genevant Sciences Corporation	U.S.	Collaboration and License Agreements to leverage Genevant’s hepatic stellate cell-partitioning LNP platform to deliver Takeda-designed RNAi oligonucleotides intended to halt or reverse the progression of liver fibrosis, and to deliver Takeda-designed non-viral gene therapies for the treatment of specified rare liver diseases.
Mirum Pharmaceuticals	U.S.	Exclusive licensing agreement for the development and commercialization of maralixibat (TAK-625) in Japan for Alagille syndrome (ALGS), progressive familial intrahepatic cholestasis (PFIC), and biliary atresia (BA).
Sosei Heptares	U.K.	Collaboration and License agreement to leverage Sosei Heptares’s StaR® technology and structural biology expertise with GPCRs to enable structure based drug discovery to advance novel therapeutics for gastroenterology diseases.

UCSD/Fortis Advisors	U.S.	Technology license for the development of oral budesonide formulation (TAK-721) for treatment of eosinophilic esophagitis.
Zedira/Dr. Falk Pharma	Germany	Collaboration and license agreement to develop and commercialize a potential first-in-class therapy TAK-227/ZED1227, a tissue transglutaminase 2 (TG2) inhibitor, designed to prevent the immune response to gluten in celiac disease. Takeda has exclusive rights in the US and other territories outside of Europe, Canada, Australia and China.

Neuroscience

Partner	Country of incorporation	Subject
Anima Biotech	U.S.	Strategic collaboration to discover and develop mRNA translation modulators for genetically-defined neurological diseases.
AstraZeneca	U.K.
Agreement for the joint development and commercialization of MEDI1341/TAK-341, an alpha-synuclein antibody currently in development as a potential treatment for Multiple system atrophy (MSA) and Parkinson’s disease.

BioMarin	U.S.	Agreement for the in-license of enabling technology for the exogenous replacement of Arylsulfatase A enzyme with intrathecal (IT) administration directly into the central nervous system for the long-term treatment of patients with metachromatic leukodystrophy (MLD), a rapidly-progressive and ultimately fatal neuro-degenerative rare disease (TAK-611).
BridGene Biosciences	U.S.	Research collaboration to discover small molecule drugs for “undruggable” targets using BridGene’s chemoproteomics platform.
CNDAP (Cure Network Dolby Acceleration Partners)	U.S.	Research collaboration to develop small molecules targeting tau, a protein involved in Alzheimer’s disease and other major brain disorders.
Denali Therapeutics	U.S.
Strategic option and collaboration agreement to develop and commercialize up to three specified therapeutic product candidates for neurodegenerative diseases, incorporating Denali’s transport vehicle (TV) platform for increased exposure of biotherapeutic products in the brain; options exercised on DNL593/TAK-594 and DNL919/TAK-920 in Q3 FY2021.

JCR Pharmaceuticals	Japan
Exclusive collaboration and license agreement to commercialize TAK-141 (JR-141, pabinafusp alfa), applied with J-Brain Cargo®, JCR’s proprietary blood-brain barrier (BBB) penetration technology, for the treatment of Hunter syndrome (MPS II). Takeda will exclusively commercialize TAK-141 outside of the United States, including Canada, Europe, and other regions (excluding Japan and certain other Asia-Pacific countries). Takeda receives an option under a separate option agreement, which allows Takeda to acquire an exclusive license to commercialize TAK-141 in the U.S. upon completion of the Phase 3 program. In March 2022, Takeda and JCR entered into a new exclusive license and collaboration agreement to develop gene therapies that apply J-Brain Cargo® BBB penetration technology for lysosomal storage disorders (LSDs); Takeda has the option to nominate additional rare disease and other disease indications.

Luxna Biotech	Japan	Exclusive worldwide license agreement for the use of Luxna’s breakthrough xeno nucleic acid technology for multiple undisclosed target genes in the area of neurological diseases.
Neurocrine Biosciences	U.S.	Collaboration to develop and commercialize 7 compounds in Takeda’s early-to-mid stage neuroscience pipeline, including TAK-041/NBI-846, TAK-653/NBI-845 and TAK-831/NBI-844 (luvadaxistat). Takeda will be entitled to certain development milestones, commercial milestones and royalties on net sales and will, at certain development events, be able opt in or out of a 50:50 profit share on all clinical programs on an asset-by-asset basis. In June 2021, Takeda decided not to cost share further TAK-831/NBI-844 (luvadaxistat) development; Takeda maintains its right to receive milestones and royalties regarding TAK-831/NBI-844 (luvadaxistat).
PeptiDream	Japan	Collaborative research and exclusive license agreement to create peptide-drug conjugates (PDCs) for neuromuscular and neurodegenerative diseases.
Wave Life Sciences	Singapore	Multi-program option agreement to co-develop and co-commercialize antisense oligonucleotides for a range of neurological diseases.

Oncology

Partner	Country of incorporation	Subject
Adimab	U.S.	Agreement for the discovery, development and commercialization of three mAbs and three CD3 Bi-Specific antibodies for oncology indications.
Crescendo Biologics	U.K.	Collaboration and licensing agreement for the discovery, development and commercialization of Humabody®-based therapeutics for cancer indications.
Egle Therapeutics	France	Identify novel tumor-specific regulatory T cell targets and develop unique anti-suppressor-based immunotherapies.
Exelixis, Inc.	U.S.	Exclusive licensing agreement to commercialize and develop novel cancer therapy cabozantinib and all potential future cabozantinib indications in Japan, including advanced renal cell carcinoma and hepatocellular carcinoma.
GlaxoSmithKline	U.K.	Exclusive licensing agreement to develop and commercialize novel cancer therapy niraparib for the treatment of all tumor types in Japan, and all tumor types excluding prostate cancer in South Korea and Taiwan.
Heidelberg Pharma	Germany	Antibody-Drug-Conjugate (ADC) research collaboration on 2 targets and licensing agreement (α-amanitin payload and proprietary linker).
HUTCHMED	China	Exclusive licensing agreement with HUTCHMED (China) Limited and its subsidiary HUTCHMED Limited for the further development and commercialization of fruquintinib (TAK-113) in all indications, including metastatic colorectal cancer, outside of mainland China, Hong Kong and Macau.
KSQ Therapeutics	U.S.	Strategic collaboration to research, develop and commercialize novel immune-based therapies for cancer using KSQ’s CRISPRomics® technology.
MD Anderson Cancer Center (MDACC)	U.S.	Exclusive license and research agreement to utilize MDACC’s platform and expertise, and to leverage Takeda’s development, manufacturing and commercialization capabilities to bring patients cord blood-derived chimeric antigen receptor-directed natural killer (CAR-NK) cell therapies for the treatment of B cell malignancies and other cancers.
Memorial Sloan Kettering Cancer Center	U.S.	Strategic research collaboration and license to develop novel chimeric antigen receptor T cell (CAR-T) products for the treatment of multiple myeloma, acute myeloid leukemia and additional solid tumor indications. The collaboration is co-led by Michel Sadelain, who is currently head of the Center for Cell Engineering at Memorial Sloan Kettering
National Cancer Center of Japan	Japan	Partnership agreement to develop basic research to clinical development by promoting exchanges among researchers, physicians, and others engaged in anti-cancer drug discovery and cancer biology research.
Noile-Immune Biotech	Japan	Collaboration agreement for the development of next generation CAR-T cell therapy, developed by Professor Koji Tamada at Yamaguchi University. Takeda has exclusive options to obtain licensing rights for the development and commercialization of Noile-Immune Biotech's pipeline and products resulting from this partnership. Due to the success of the collaboration, Takeda licensed NIB-102 and NIB-103.
Presage Biosciences	U.S.	Research collaboration and license for multiple programs using Presage’s proprietary platform CIVO (Comparative In Vivo Oncology) to evaluate patients' unique responses to microdoses of cancer drugs.
Teva Pharmaceutical Industries	Israel	Agreement for worldwide license to TEV-48573/TAK-573 (modakafusp alfa, Anti-CD38-AttenukineTM) and multi-target discovery collaboration accessing Teva’s AttenukineTM platform.
Turnstone Biologics	U.S.	Collaboration to conduct collaborative discovery efforts to identify additional novel product candidates based on a Turnstone’s vaccinia virus platform. Takeda has decided to terminate its collaboration to develop the armored oncolytic virus TAK-605 for strategic reasons and has returned global rights to the asset back to Turnstone (FY2022).

Rare Genetics and Hematology

Partner	Country of incorporation	Subject
Asklepios Biopharmaceuticals	U.S.	Agreement for multiple research and development collaborations using FVIII Gene Therapy for the treatment of Hemophilia A and B.
Code Bio	U.S.	Collaboration and license agreement for Takeda and Code Bio to design and develop a targeted gene therapy leveraging Code Bio’s 3DNA platform for a liver-directed rare disease program, plus conduct additional studies for central nervous system-directed rare disease programs. Takeda has the right to exercise options for an exclusive license for four programs.
Codexis, Inc.	U.S.	Strategic collaboration and license for the research and development of novel gene therapies for certain disease indications, including the treatment of lysosomal storage disorders and blood factor deficiencies.
Ensoma	U.S.	Research collaboration and license provides Takeda with an exclusive worldwide license to Ensoma’s Engenious™ vectors for up to five rare disease indication.
Evozyne	U.S.	Research collaboration and license agreement with Takeda to research and develop proteins that could be incorporated into next-generation gene therapies for up to four rare disease targets.
GlaxoSmithKline	U.K.	In-license agreement between GSK and University of Michigan for TAK-620 (maribavir) in the treatment of human cytomegalovirus.
Immusoft	U.S.	Research collaboration and license option agreement to discover, develop and commercialize cell therapies in rare inherited metabolic disorders with central nervous system (CNS) manifestations and complications using Immusoft’s Immune System Programming (ISP™) technology platform.
IPSEN	France
Purchase agreement for the development of OBIZUR for the treatment of Acquired Hemophilia A including for patients with Congenital Hemophilia A with inhibitors indication in elective or emergency surgery.

KM Biologics	Japan	Collaboration and license agreement for the development of therapeutic uses of rADAMTS13 (TAK-755), including but not limited to TTP.
Poseida Therapeutics (1)	U.S.	Research collaboration and exclusive license agreement to utilize Poseida's piggyBac, Cas-CLOVER, biodegradable DNA and RNA nanoparticle delivery technology and other proprietary genetic engineering platforms for up to eight gene therapies.
Selecta Biosciences (2)	U.S.	Research collaboration and license agreement to develop targeted, next-generation gene therapies for two indications within the field of lysosomal storage disorders using Selecta’s ImmTOR platform.
Xenetic Biosciences	U.S.	Exclusive R&D license agreement for PolyXen delivery technology for hemophilia factors VII, VIII, IX, X.
____________
Note:
(1)Takeda notified Poseida Therapeutics of its intention to terminate the research collaboration and license agreement effective July 30, 2023.
(2)Takeda notified Selecta Biosciences of its intention to terminate the research collaboration and license agreement effective July 25, 2023.

Plasma Derived Therapies

Partner	Country of incorporation	Subject
Halozyme	U.S.	Agreement for the in-license of Halozyme’s proprietary ENHANZE™ platform technology to increase dispersion and absorption of HYQVIA.
Kamada	Israel	In-license agreement to develop and commercialize IV Alpha-1 proteinase inhibitor (GLASSIA); Exclusive supply and distribution of GLASSIA in the U.S., Canada, Australia and New Zealand; work on post market commitments ongoing.
Johnson & Johnson/Momenta Pharmaceuticals	U.S.	In-licensing agreement with Momenta Pharmaceuticals, Inc. which was acquired by Johnson & Johnson for an investigational hypersialylated immunoglobulin (hsIgG) candidate.
PreviPharma	EU	Research collaboration and option agreement to develop new targeted proteins

Vaccines

Partner	Country of incorporation	Subject
U.S. Government - The Biomedical Advanced Research and Development Authority (BARDA)	U.S.	Partnership to develop TAK-426, a Zika vaccine candidate, for the U.S. with the option to use data generated for filing also in affected regions around the world.
Novavax	U.S.
Partnership for the development, manufacturing and commercialization of Nuvaxovid Intramuscular Injection, Novavax’ COVID‑19 vaccine in Japan, which is being funded by the Government of Japan’s Ministry of Health, Labour and Welfare.(MHLW) and Agency for Medical Research and Development (AMED). Takeda finalized an agreement with the MHLW to supply 150 million doses of Nuvaxovid, the supply of which will be dependent on many factors, including need. In February 2023, MHLW cancelled the order of the remaining doses not yet supplied. Takeda is working with Novavax to develop vaccines against the future variants including the Omicron variant.

Moderna	U.S.	Three-way agreement with Moderna and the Government of Japan’s Ministry of Health Labour & Welfare (MHLW) to import and distribute Moderna’s COVID-19 vaccine, known as Spikevax Intermuscular Injection in Japan. The MHLW granted special approval for the primary series in May 2021 and regulatory approval for a 50 µg booster dose in December 2021. Takeda started importation of 93 million doses (50 µg booster dose) to Japan in 2022, in addition to the 50 million doses (100 µg) delivered in 2021. As of August 2022, Moderna assumed responsibility for all Spikevax™ activities, including import, local regulatory, development, quality assurance and commercialization. Takeda will continue to provide distribution support under the current national vaccination campaign for Moderna COVID-19 vaccines for a transitional period. Both companies will be responsible for ensuring proper implementation of operations associated with this transfer.

Other / Multiple Therapeutic Area

Partner	Country of incorporation	Subject
Bridge Medicines	U.S.	Partnership with Tri-Institutional Therapeutics Discovery Institute, Bay City Capital and Deerfield Management in the establishment of Bridge Medicines. Bridge Medicines will give financial, operational and managerial support to move projects seamlessly from a validating, proof-of-concept study to an in-human clinical trial.
Center for iPS Cell Research Application, Kyoto University (CiRA)	Japan	Collaboration agreement for clinical applications of iPS cells in Takeda strategic areas including applications in neuroscience, oncology and gastroenterology as well as discovery efforts in additional areas of compelling iPSC translational science.
Charles River Laboratories	U.S.	Collaboration on multiple integrated programs across Takeda’s core therapeutic areas using Charles River Laboratories’ end-to-end drug discovery and safety assessment platform to progress these programs towards candidate status.
Evotec SE	Germany	Research alliance to support Takeda’s growing number of research stage gene therapy discovery programs. Evotec and Takeda have also entered into a multi-RNA target alliance to discover and develop RNA targeting small molecule therapeutics for targets that are difficult to address via more conventional approaches.
Massachusetts Institute of Technology	U.S.
MIT-Takeda Program to fuel the development and application of artificial intelligence (AI) capabilities to benefit human health and drug development. Centered within the Abdul Latif Jameel Clinic for Machine Learning in Health (J-Clinic), the new program will leverage the combined expertise of both organizations, and is supported by Takeda’s investment.

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
The following table shows the principal sources of competition for our main products:

Our product	Principal competing product	Primary manufacturer or distributor
GI:
DEXILANT, PANTOPRAZOLE (Protonix)	generic lansoprazole, esomeprazole	—
ENTYVIO	Remicade	Janssen Biotech
	Humira	Abbvie
	Stelara	Janssen Biotech
	Xeljanz	Pfizer
	Infliximab biosimilars	Amgen, Pfizer, Organon
	Adalimumab biosimilars	Various
	Rinvoq	AbbVie
	Skyrizi	AbbVie
	Zeposia	BMS
	Jyseleca	Galapagos / Gilead
	Carogra	EA Pharma
TAKECAB	Nexium	AstraZeneca
	generic lansoprazole, omeprazole, esomeprazole	—
GATTEX/REVESTIVE	—	—
ALOFISEL	Autologous tissue, chronic seton usage	—
	Remicade	Janssen Biotech
	Infliximab biosimilars	Amgen, Pfizer, Organon
Rare Diseases:
ADVATE and ADYNOVATE	Xyntha/Refacto AF	Pfizer and Sobi
	Kogenate	Bayer
	Kovaltry	Bayer
	Eloctate/Elocta	Sanofi and Sobi
	Novoeight	Novo Nordisk
	Nuwiq	Octapharma
	Afstyla	CSL
	Jivi	Bayer
	Esperoct	Novo Nordisk
	Hemlibra	Roche
	Roctavian	Biomarin
	Altuviiio	Sanofi and Sobi
FEIBA	Hemlibra	Roche
	Novo 7	Novo Nordisk

Our product	Principal competing product	Primary manufacturer or distributor
TAKHZYRO	Ruconest	Pharming
	Generic Icatibant	Various
	Haegarda	CSL
	Berinert	CSL
	Orladeyo	BioCryst
	Androgens	Various
REPLAGAL	Fabrazyme	Sanofi Genzyme
	Galafold	Amicus
	Fabagal	Isu Abxis
VPRIV	Cerezyme	Sanofi Genzyme
	Elelyso/uplyso	Pfizer/Protalix
	Zavesca	Actelion [Janssen]
	Cerdelga	Sanofi Genzyme
	Abcertin	Isu Abxis
ELAPRASE	Hunterase	Korean Green Cross
	IZCARGO	JCR Pharmaceuticals
LIVTENCITY	Ganciclovir	Various
	Valganciclovir	Various
	Valaciclovir	Various
	Aciclovir	Various
	Foscarnet	Various
PDT
GAMMAGARD LIQUID/KIOVIG, GAMMAGARD S/D	Privigen	CSL
	Gamunex-C	Grifols
	Flebogamma	Grifols
	Asceniv	ADMA
	Bivigam	ADMA
	Gammaked	Kedrion
	Gammaplex	BPL
	Octagam	Octapharma
	Panzyga	Octapharma
GAMMAGARD LIQUID, HYQVIA, CUVITRU	Hizentra	CSL
	Xembify	Grifols
	Gamunex-C	Grifols
	Cutaquig/Gammanorm	Octapharma
FLEXBUMIN and HUMAN ALBUMIN	Alburex/AlbuRx	CSL
	Albuminar, Albumex	CSL
	Plasbumin	Grifols
	Albutein/Albutein Flexbag	Grifols
	Albunorm	Octapharma
	Kedbumin, Albuked	Kedrion
Oncology:
ADCETRIS	Keytruda	Merck/MSD
	Opdivo	Bristol-Myers Squibb
ALUNBRIG	Xalkori	Pfizer
	Zykadia	Novartis
	Alecensa	Roche
	Lorbrena	Pfizer
ICLUSIG	Gleevec	Novartis
	Tasigna	Novartis
	Sprycel	Bristol-Myers Squibb
	Bosulif	Pfizer

Our product	Principal competing product	Primary manufacturer or distributor
LEUPRORELIN (LEUPLIN)	Zoladex	AstraZeneca
	generic leuprorelin	—
NINLARO, VELCADE	Revlimid	Bristol-Myers Squibb
	Pomalyst/Imnovid	Bristol-Myers Squibb
	Kyprolis	Amgen
	Darzalex	Janssen Biotech
	Empliciti	Bristol-Myers Squibb
	Xpovio	Karyopharm
	Sarclisa	Sanofi
	Papexto	Oncopeptide
	Abecma	Bristol-Myers Squibb
EXKIVITY	Rybrevant	Janssen Oncology
Neuroscience:
TRINTELLIX	Viibryd	AbbVie
	Fetzima	AbbVie

Generics:
Amitriptyline, amoxapine, bupropion, citalopram, clomipramine, desipramine, desvenlafaxine, doxepin, duloxetine, esketamine, escitalopram, fluoxetine, fluvoxamine, imipramine, maprotiline, mirtazapine, nefazodone, nomifensine, nortriptyline, nefazodone, paroxetine, protriptyline, sertraline, trazodone, trimipramine, venlafaxine
Various
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
    Part D covers most of the other outpatient prescription drugs. Except as set forth below with respect to drugs covered by the negotiation provisions of the Inflation Reduction Act (“IRA”), rather than Medicare setting prices administratively, Medicare pays Part D plan sponsors (health plans offering the benefit) that, through their pharmacy benefit managers, contract with pharmacies over payment rates for each prescription filled by an enrollee and negotiate with drug manufacturers for prices and post-sale rebates. Takeda may offer a rebate as part of the negotiation between plan sponsors and manufacturers to ensure that our products are on the formulary. In addition, the Part D program also has an additional mandatory rebate during part of the year, when beneficiaries are in the Medicare Part D coverage gap. Pharmaceutical manufacturers are required to provide a discount of 70% on brand drugs used during that portion of the benefit throughout 2024. In 2022, Congress passed the IRA, which imposes penalties on manufacturers that raise Part D and Part B drug prices, AMP and ASP respectively, faster than the rate of inflation starting in 2022; shifts greater liability to the manufacturer in the Part D program resulting in a 10% discount on brand drugs in the initial coverage phase and 20% in the catastrophic phase, as well as implementing a 2,000 USD out-of-pocket cap for patients on drug expenses starting in 2025; and mandates the negotiation of a new Medicare “maximum fair price” for certain drugs in the Medicare Part D program and the Part B program effective in 2026 and 2028 respectively.
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
Japan
    In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”), a price list published by the MHLW. The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been previously subject to revisions based on the actual prices and amounts by which the pharmaceutical products are purchased by medical institutions in Japan, and the average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program. As part of these initiatives, the annual NHI price list revision was introduced in April 2021, which could lead to more frequent downward price revisions. The government is also addressing the efficient use of drugs, including the further promotion of generic use that slightly fell short of a target of 80% penetration by volume by September 2020 with respect to products for which market exclusivity has expired. In addition, products on the NHI price list nominated based on pre-defined criteria, such as innovativeness and the financial impact, are subject to a cost-effectiveness evaluation under MHLW rules, and subject to price adjustments depending on the outcome of this evaluation.

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
As of March 31, 2023, the net book values of the buildings and structures, machinery and vehicles, tools, furniture and fixtures and land we owned were 980.6 billion JPY, 364.8 billion JPY, 43.7 billion JPY and 98.0 billion JPY, respectively. We own the majority of our facilities, none of which are subject to any material encumbrances. We believe our facilities are generally suitable for future needs. Please refer to Item 3.D Risk Factors for more information about risks related to our manufacturing.
The following table describes our major facilities, including production facilities for biopharmaceutical products, plasma-derived therapies and vaccines, as of March 31, 2023:

Group company	Location(1)	Use of facility	Land Area (in square meter)
Takeda Pharmaceutical Company Limited	Chuo-ku,Tokyo, Japan and others	Global Headquarters (Administrative and sales)	16,052
Takeda Pharmaceutical Company Limited	Chuo-ku, Osaka, Japan and others	Head Office (Administrative and sales)	362,305
Takeda Pharmaceutical Company Limited	Yodogawa- ku, Osaka, Japan	Production, research and development	163,694
Takeda Pharmaceutical Company Limited	Hikari-shi, Yamaguchi, Japan	Production, research and development	1,011,061
Takeda Pharmaceutical Company Limited	Narita-shi, Chiba, Japan	Production, research and development	27,644
Takeda Pharmaceutical Company Limited	Fujisawa-shi, Kanagawa, Japan	Research and development	21,009
Baxalta US Inc.	Covington, GA, U.S.	Production and others	508,537

Takeda Pharmaceuticals U.S.A., Inc.	Lexington, MA, U.S.	Administrative, sales and others	—
Shire Human Genetic Therapies, Inc	Lexington, MA, U.S.	Production and others	395,024
BioLife Plasma Services LP	Bannockburn, IL, U.S.	Production and others	428,161
Takeda Development Center Americas, Inc.	Lexington, MA, U.S.	Research, development and others	24,746
Takeda Manufacturing Austria AG	Vienna, Austria	Production and others	368,551
Baxalta Belgium Manufacturing S.A.	Lessines, Belgium	Production and others	150,581
Baxalta Manufacturing S.à r.l.	Neuchatel, Switzerland	Production and others	87,040
Takeda Ireland Limited	Kilruddery, Ireland	Production and others	202,679
Takeda Manufacturing Singapore Pte. Ltd.	Singapore	Production and others	—
Takeda Manufacturing Italia S.p.A.	Rome, Italy	Production and others	109,000
Takeda GmbH	Konstanz, Germany	Production and others	—
____________
Notes:
(1)For subsidiaries, location specified is the main location of the subsidiary. Certain production facilities may be in other locations in the country specified.
(2)Global Headquarters and Head Office mainly consist of buildings, accompanying facilities and lands (includes dormitory and company housing, etc.).

In March 2023, we announced that we will invest in a new manufacturing facility for plasma-derived therapies in Yodogawa-ku, Osaka, Japan. We expect our total investment with funds on hand to amount to 95.0 billion JPY. We expect this construction to start in the fiscal year ended March 31, 2024 and to be completed in the fiscal year ended March 31, 2028.

In January 2023, we started construction of One Cambridge Campus for research and development (R&D) and office space in Cambridge, Massachusetts, the U.S. We expect this construction to be completed in March 2027 and our total investment with funds on hand to amount to 233.3 billion JPY. As of March 31, 2023, the total amount paid on this construction was 0.1 billion JPY. This total investment includes a lease term payment obligation expected to start in 2025 based on a lease agreement we have entered into.

In February 2022, we started construction of a production facility and warehouse in Lessines, Belgium for the manufacturing of plasma-derived therapies. We expect this construction to be completed in December 2024 and our total investment with funds on hand in this construction to amount to 42.1 billion JPY. As of March 31, 2023, the total amount paid on this construction was 7.6 billion JPY.

In November 2016, we started construction of a plant in Singen, Germany, which will be dedicated to the manufacturing for our dengue vaccine candidate (TAK-003). We expect this construction to be completed in March 2024 and our total investment in this construction to amount to 29.9 billion JPY. As of March 31, 2023, the total amount paid on this construction was 29.1 billion JPY.
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

Item 4A. Unresolved Staff Comments

    Not applicable.

Item 5. Operating and Financial Review and Prospects
You should read the following discussion of our operating and financial review and prospects together with our consolidated financial statements included in Item 18 in this annual report. Our consolidated financial statements are prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). IFRS includes IAS and related interpretations of the committees (SIC and IFRIC).
The following discussion and analysis contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under Item 3. D “Risk Factors” and elsewhere in this annual report.
A. Operating Results
Overview
Takeda is a patient-focused, values-based, research and development (“R&D”) driven global biopharmaceutical company, headquartered in Japan. We have grown both organically and through acquisitions, completing a series of major transactions that have resulted in growth in our areas of therapeutic, geographic and pipeline focus. For more information on the history and development of our company, please refer to “Item 4.A. History and Development of the Company”.
Our business is organized as a single operating segment, reflecting the presentation of information to our management for the purposes of allocating resources, measuring performance and forecasting future periods. For the fiscal year ended March 31, 2023, our revenue and operating profit were 4,027.5 billion JPY and 490.5 billion JPY, respectively.
Operating Environment
Over the past several years, we have extended our global reach, strengthened our presence in Oncology, GI and Neuroscience, and established a leading position in Rare Diseases and PDT, while adding significant assets to our growing R&D pipeline. Commercially, we have significantly strengthened our presence in the United States, Europe, and Growth and Emerging Markets. We have also accelerated our focus on data and technology to make our business operations more effective and efficient, leading to greater innovation and better serving our stakeholders.
Factors Affecting Our Results of Operations
Our results are affected by global industry trends and our operating environment as described in “Item 3.D. Risk Factors” and “Item 4. Information on the Company” of this annual report and other factors described below.
Patent Protection and Generic Competition
    For pharmaceutical products, in particular, patent protection and/or regulatory exclusivity benefit our results of operations by restricting competition. Newly introduced products, particularly those which treat conditions for which alternative treatments may not be readily available, may significantly contribute to sales. However, even protected products must compete with products of other manufacturers based on efficacy, lack of adverse reactions and price. On the other hand, the loss or expiration of patent protection or regulatory exclusivity with respect to any of our principal products could have a material adverse effect on our results of operations, as generic products, which tend to be quickly adopted once introduced, may enter the market. Some of our principal products face, or are expected to face, considerable competition due to the expiration of patent or other intellectual property protection. For example, following the expiration of patent protection over bortezomib, the active ingredient in VELCADE, one of our largest selling products in the U.S., a competing bortezomib-containing product has been introduced. This led to a decrease in sales of VELCADE in 2022, and further entry of competing products could result in substantial additional declines. Patent protections covering VYVANSE are scheduled to expire in the U.S. in August 2023 and a generic version of AZILVA was approved by the PMDA in Japan in February 2023 (with a drug price listing for the generic competitor approved in June 2023), which we anticipate will lead to declines in sales for both products in the relevant jurisdictions. In certain cases, generic competitors may successfully challenge the validity of patents, or the manufacturer may decide that the benefits of prematurely launching the generic drug “at risk” outweigh the costs of defending infringement litigation. In situations where the validity of patents or the value of the protection is challenged, we may record impairment losses with respect to the relevant intangible property.
Acquisitions
We may acquire new businesses or assets to expand our R&D capabilities (including expanding into new methodologies) and to acquire new products (whether in the development pipeline or at the marketing stage) or enter other strategic regions. Similarly, we divest from businesses and product lines to maintain our focus on our key growth drivers and to manage our portfolio.
In February 2023, we acquired all of the capital stock of Nimbus Lakshmi, Inc. (“Lakshmi”), a wholly owned subsidiary of Nimbus Therapeutics, LLC (“Nimbus”), that owns or controls the intellectual property rights and other associated assets related to TAK-279, a highly selective oral TYK2 inhibitor. Under the terms of the agreement, we paid Nimbus 4.0 billion USD upfront following the closing of the transaction(1), and will pay two milestone payments of 1.0 billion USD each upon achieving annual net sales of 4.0 billion USD and 5.0 billion USD of products developed from the TAK-279 program, formally known as NDI-034858 at Nimbus. In addition, in connection with the transaction, we have agreed to assume Nimbus’s obligations under a January 2022 settlement agreement with Bristol-Myers Squib and its Celgene Corporation subsidiary (collectively, “BMS”) to make certain payments to BMS following the achievement of development, regulatory, and sales-based milestones for products developed from the TAK-279 program.
We account for these acquisitions as business combinations or asset acquisitions. For business combinations, we record the assets acquired and liabilities assumed at fair value, which impacts our results in future periods due to costs related to unwinding fair value step-ups of inventory and amortization expense of acquired property, plant and equipment and intangible assets. For assets acquisitions, we record the assets acquired at transaction price. Our results are also impacted due to additional interest expense when an acquisition is financed with incremental borrowings.
As a result of our acquisitions, and the impacts described above, our results year over year may not be comparable.
____________
Note:
(1)Of the 4.0 billion USD upfront payment, 3.0 billion USD was paid in February 2023 and 0.9 billion USD was paid in April 2023. Remaining 0.1 billion USD is scheduled to be paid in August 2023.
Divestitures
In addition to acquisitions, we divested from businesses and product lines to maintain our focus on our key growth drivers and provide additional cash flow to accelerate the repayment of debts. The following are major divestitures completed or announced in the fiscal years ended March 31, 2021, 2022, 2023 and through the issuance of this annual report.
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
•In March 2021, we completed the sale of a portfolio of select products to Orifarm Group for a sales price of 505 million USD or 55.8 billion JPY in cash at closing and approximately 70 million USD or 9.3 billion JPY(1) in non-contingent cash to be paid within four years post-closing. In addition, we may receive up to an additional 95 million USD or 12.7 billion JPY(1) in potential milestone receipts. Further, a gain of 14.7 billion JPY was recognized in the fiscal year ended March 31, 2021.
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
•In March 2022, we completed the sale of a portfolio of non-core prescription pharmaceutical products sold in China to Hasten Biopharmaceutic Co., Ltd. (China) for a total value of 230 million USD or 30.7 billion JPY(1) and a gain of 5.6 billion JPY was recognized in the fiscal year ended March 31, 2022.
____________
Note:
(1)Calculated using the Japanese yen—U.S. dollar exchange rate of 133.5 JPY as of March 31, 2023.

Impact of the Availability of Raw Materials
Our results of operations may be negatively impacted if we are not able to internally or externally source critical raw materials. For example, human plasma is a critical raw material in our PDT. Efforts to increase the collection of plasma may require strengthening acquisition and third-party contracting capacities and successful regulatory approval of additional plasma collection facilities and plasma fractionation facilitates.

Foreign Exchange Fluctuations
In the fiscal year ended March 31, 2022 and 2023, 81.5% and 87.3% of our revenue were from outside of Japan. Changes in foreign exchange rates, particularly for the U.S. dollar and the euro, relative to the yen, which is our reporting currency, will impact our revenues and expenses. When the yen weakens against other currencies, our revenues attributable to such other currencies increase, having a positive impact on our results of operations, which may be offset by increased expenses denominated in such currencies. Particularly, our revenues were positively impacted by the weakened yen against other currencies during the fiscal years ended March 31, 2022 and 2023. Conversely, when the yen strengthens against other currencies, our revenues attributable to such currencies decrease, having a negative impact on our results of operations, which may be offset by decreased expenses denominated in such currencies. The following shows revenue at constant exchange rates (CER) for the year ended March 31, 2022 as compared to revenue for the year ended March 31, 2021 and March 31, 2023 as compared to revenue for the year ended March 31, 2022.

	For the fiscal year ended March 31,
	2021	2022	Change versus the previous year
	(billions of yen, except percentages)
Revenue	¥3,197.8	¥3,569.0	¥371.2	11.6%
Effect of exchange rates		(169.1)
Revenue at CER	3,197.8	3,399.9	202.1	6.3%

	For the fiscal year ended March 31,
	2022	2023	Change versus the previous year
	(billions of yen, except percentages)
Revenue	¥3,569.0	¥4,027.5	¥458.5	12.8%
Effect of exchange rates		(486.6)
Revenue at CER	3,569.0	3,540.9	(28.1)	(0.8)%
Revenue at CER is not a measure prepared in accordance with IFRS, or a “Non-IFRS Measure.” We strongly encourage investors to review our historical financial statements in their entirety and to use measures presented in accordance with IFRS as the primary means of evaluating our performance, value and prospects for the future, and to use this Non-IFRS Measure as a supplemental measure. The most directly comparable measure to revenue at CER that is prepared in accordance with IFRS is revenue, and a reconciliation of revenue at CER to revenue is shown above.
We present revenue at CER because we believe that this measure is useful to investors to better understand the effect of exchange rates on our business, and to understand how our results of operations might have changed from year to year without the effect of fluctuations in exchange rates. These are the primary ways in which our management uses these measures to evaluate our results of operations. We also believe that this is a useful measure for investors as similar performance measures are frequently used by securities analysts, investors and other interested parties in the evaluation of the results of operations of other companies in our industry.
For a given fiscal year, revenue at CER is defined as revenue calculated by translating revenue of the current fiscal year using corresponding exchange rates of the previous fiscal year. The usefulness of this presentation has significant limitations including, but not limited to, that while revenue at CER is calculated using the same exchange rates used to calculate revenue as presented under IFRS for the previous fiscal year, this does not necessarily mean that the transactions entered into during the relevant fiscal year could have been entered into or would have been recorded at the same exchange rates. Moreover, other companies in our industry using similarly titled measures may define and calculate those measures differently than we do, and therefore such measures may not be directly comparable. Accordingly, revenue at constant exchange rates should not be considered in isolation and is not, and should be viewed as, a substitute for revenue as prepared and presented in accordance with IFRS.
To mitigate the risk exposed by foreign exchange fluctuations, we utilize certain hedging measures with respect to some of our significant foreign currency transactions, primarily forward exchange contracts, currency swaps and currency options for individually significant foreign currency transactions.
Periodic Trends
Our revenues were lower in the fourth quarter of each of the fiscal years ended March 31, 2021, 2022, and 2023 partially due to the tendency of wholesalers to increase purchases ahead of the New Year holidays across the region, annual price increases and the reset of annual insurance deductibles in the US at the start of the calendar year.

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
Revenue Recognition
See Note 3 “Significant Accounting Policies—Revenue” to our audited consolidated financial statements
Impairment of Goodwill and Intangible Assets
We review goodwill and intangible assets for impairment whenever events or changes in circumstance indicate that the asset’s balance sheet carrying amount may not be recoverable. Goodwill and intangible assets that are currently not amortized are tested for impairment annually and whenever there is any indication of impairment. As of March 31, 2023, we have 4,790.7 billion JPY of goodwill and 4,269.7 billion JPY of intangible assets which in aggregate represent 64.9% of our total assets.
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
These and other contingencies are, by their nature, uncertain and based upon complex judgments and probabilities. The factors we consider in developing our provision for litigation and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we record a provision for product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs based primarily on historical claims experience and data regarding product usage. In cases we may become involved in significant legal proceedings for which it is not possible to make a reliable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings, no provision is recognized for such cases. We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial condition of the insurers, and the possibility of and length of time for collection. Any provision and the related estimated insurance recoverable have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated statements of financial position. As of March 31, 2023, we have a provision of 64.3 billion JPY for outstanding legal cases and other disputes.
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
We also assess our deferred tax assets to determine the realizable amount at the end of each period. In assessing the recoverability of deferred tax assets, we consider the scheduled reversal of taxable temporary differences, projected future taxable profits, and tax planning strategies. Future taxable profits according to profitability are estimated based on our business plan. The change in judgment upon determining the revenue forecast related to certain products used for our business plan could have a significant impact on the amount of the deferred tax assets to be recognized. Based on the level of historical taxable profits and projected future taxable profits during the periods in which the temporary differences become deductible, we determine the amount the tax benefits we believe are realizable. As of March 31, 2023, we had unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized of 1,181.8 billion JPY, 259.8 billion JPY, and 11.2 billion JPY, respectively. A change in our estimates and assumptions in future periods could have a significant impact on our income tax provision.
Restructuring Costs
We incur restructuring costs associated with planned initiatives to reduce our costs or in connection with the integration of our acquisitions. Our most significant restructuring costs are severance payments. We establish a provision for restructuring costs when we have developed a detailed formal plan for the restructuring and a valid expectation has been raised in those affected by the plan that the plan will be implemented. The recognition of restructuring provision requires estimates including timing of payments and the number of individuals impacted by the restructuring. As a result of these estimates, the actual restructuring costs may differ from our estimates.
As of March 31, 2023, we have a provision of 9.0 billion JPY for restructuring costs. See Note 23 to our audited consolidated financial statements for a further description of our restructuring provisions and the change between periods.

Results of Operations
The following table provides selected consolidated statements of profit or loss information for the years ended March 31, 2021, 2022 and 2023.

	For the fiscal year ended March 31,
	2021	2022	2023
	(billions of yen)
Revenue	¥3,197.8	¥3,569.0	¥4,027.5
Cost of sales	(994.3)	(1,106.8)	(1,244.1)
Selling, general and administrative expenses	(875.7)	(886.4)	(997.3)
Research and development expenses	(455.8)	(526.1)	(633.3)
Amortization and impairment losses on intangible assets associated with products	(421.9)	(472.9)	(542.4)
Other operating income	318.0	43.1	25.4
Other operating expenses	(258.9)	(159.1)	(145.2)
Operating profit	509.3	460.8	490.5
Finance income	105.5	23.7	62.9
Finance expenses	(248.6)	(166.6)	(169.7)
Share of profit (loss) of investments accounted for using the equity method	0.1	(15.4)	(8.6)
Profit before tax	366.2	302.6	375.1
Income tax (expenses) benefit	9.9	(72.4)	(58.1)
Net profit for the year	¥376.2	¥230.2	¥317.0
Fiscal Year Ended March 31, 2023 compared with the Fiscal Year Ended March 31, 2022
Revenue. Revenue for the fiscal year ended March 31, 2023 was 4,027.5 billion JPY, an increase of 458.5 billion JPY, or 12.8% (CER % change: -0.8%), compared to the previous fiscal year. The increase is primarily attributable to favorable foreign exchange rates and growth from business momentum, fully offsetting the decrease of revenue due to the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue in the previous fiscal year.
Revenue of our core therapeutic areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) increased by 628.0 billion JPY, or 21.3%, compared to the previous fiscal year, to 3,572.9 billion JPY. Each of our core therapeutic areas, except Oncology, contributed to positive revenue growth due to favorable foreign exchange rates and growth from business momentum. Generic erosion and intensified competition impacted certain Oncology products in the fiscal year ended March 31, 2023, partially offset by the impacts of favorable foreign exchange rates.
Revenue outside of our core therapeutic areas significantly decreased by 169.6 billion JPY, or 27.2%, compared to the previous fiscal year to 454.6 billion JPY, largely due to the aforementioned non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan, which was recorded as revenue in the previous fiscal year.

Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
Revenue:	2022	2023		Actual % change	CER % change(1)
Japan(2)	659.0	512.0	(146.9)	(22.3)%	(22.5)%
United States	1,714.4	2,103.8	389.4	22.7%	2.0%
Europe and Canada	739.2	842.7	103.5	14.0%	5.1%
Asia (excluding Japan)	197.0	225.0	28.0	14.2%	2.0%
Latin America	128.5	160.4	31.9	24.8%	8.0%
Russia/CIS	62.1	88.4	26.4	42.5%	9.5%
Other(3)	68.9	95.2	26.2	38.1%	41.3%
Total	3,569.0	4,027.5	458.5	12.8%	(0.8)%
____________
Notes:
(1) Please refer to “Factors Affecting Our Results of Operations—Foreign Exchange Fluctuations”, for the definition.
(2) The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the fiscal year ended March 31, 2022.
(3) Other includes the Middle East, Oceania and Africa.

Revenue by Therapeutic Area
The following shows revenue by therapeutic area:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
	2022	2023		Actual % change	CER % change(1)
Gastroenterology:
ENTYVIO	¥521.8	¥702.7	¥181.0	34.7%	15.2%
TAKECAB/VOCINTI (2)	102.4	108.7	6.3	6.2	4.1
GATTEX/REVESTIVE	75.8	93.1	17.3	22.9	4.0
DEXILANT	50.8	69.4	18.6	36.7	14.8
PANTOLOC/CONTROLOC (3)	40.3	45.5	5.2	13.0	2.9
ALOFISEL	1.8	2.7	0.9	47.9	35.6
Others	82.9	72.4	(10.5)	(12.7)	(24.0)
Total Gastroenterology	875.7	1,094.5	218.9	25.0	8.7
Rare Diseases:
Rare Hematology:
ADVATE	118.5	118.2	(0.3)	(0.3)	(12.4)
ADYNOVATE/ADYNOVI	60.7	66.6	5.8	9.6	(1.0)
FEIBA	39.2	41.3	2.1	5.4	(5.2)
RECOMBINATE	12.3	12.8	0.5	3.8	(13.1)
HEMOFIL/IMMUNATE/IMMUNINE	17.7	19.6	1.9	10.5	0.3
Others	35.3	46.4	11.1	31.4	12.5
Total Rare Hematology	283.7	304.7	21.0	7.4	(5.1)

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
	2022	2023		Actual % change	CER % change(1)
Rare Genetics and Other:
TAKHZYRO	103.2	151.8	48.6	47.0	25.0
ELAPRASE	73.1	85.3	12.2	16.7	5.5
REPLAGAL	51.7	66.7	15.0	29.1	24.2
VPRIV	42.4	48.4	6.0	14.1	2.5
LIVTENCITY	1.3	10.5	9.2	692.4	561.7
Others	55.7	56.0	0.3	0.5	(12.6)
Total Rare Genetics and Other	327.5	418.7	91.2	27.9	13.4
Total Rare Diseases	611.2	723.4	112.2	18.4	4.8
PDT Immunology:
immunoglobulin	385.9	522.2	136.3	35.3	16.0
albumin	90.0	121.4	31.4	34.9	19.0
Others	31.1	34.8	3.7	12.0	(4.2)
Total PDT Immunology	507.0	678.4	171.5	33.8	15.3
Oncology:
LEUPLIN/ENANTONE	106.5	111.3	4.9	4.6	(0.3)
NINLARO	91.2	92.7	1.5	1.6	(12.2)
ADCETRIS	69.2	83.9	14.7	21.3	13.5
ICLUSIG	34.9	47.2	12.3	35.4	15.9
VELCADE	110.0	27.8	(82.3)	(74.8)	(78.6)
ALUNBRIG	13.6	20.6	6.9	50.7	35.2
EXKIVITY	1.0	3.7	2.8	288.1	228.4
Others	42.4	51.6	9.2	21.7	20.7
Total Oncology	468.7	438.7	(30.0)	(6.4)	(14.4)
Neuroscience:
VYVANSE/ELVANSE	327.1	459.3	132.2	40.4	18.2
TRINTELLIX	82.3	100.1	17.8	21.6	2.1
Others	72.9	78.3	5.4	7.4	(4.0)
Total Neuroscience	482.3	637.7	155.4	32.2	12.1
Other:
AZILVA-F (2)	76.3	72.9	(3.4)	(4.5)	(4.5)
LOTRIGA	32.7	16.7	(16.0)	(48.8)	(48.8)
Others(4)	515.2	365.0	(150.2)	(29.2)	(35.4)
Total Other	624.2	454.6	(169.6)	(27.2)	(32.4)
Total	¥3,569.0	¥4,027.5	¥458.5	12.8%	(0.8)%
____________
Notes:
(1) Please refer to “Factors Affecting Our Results of Operations—Foreign Exchange Fluctuations”, for the definition.
(2) The figures include the amounts of fixed dose combinations and blister packs.
(3) Generic name: pantoprazole
(4) The figure for the year ended March 31, 2022 includes the 133.0 billion JPY selling price on sales of four diabetes products (NESINA, LIOVEL, INISYNC and ZAFATEK) in Japan to Teijin Pharma Limited recorded as revenue. As Takeda transferred only the assets, marketing rights and, eventually, marketing authorization associated with the pharmaceutical products which do not entail transfer of employees or associated contracts, Takeda applied IFRS 15 to the transaction and recorded the selling price in revenue.

Year-on-year change in revenue for this fiscal year in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 1,094.5 billion JPY, a year-on-year increase of 218.9 billion JPY, or 25.0% (CER % change: 8.7%).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), Takeda's top-selling product, were 702.7 billion JPY in total, an increase of 181.0 billion JPY, or 34.7%, versus the previous fiscal year. Sales in the U.S. were 491.9 billion JPY, an increase of 142.4 billion JPY, or 40.7%, driven by favorable foreign exchange rates and a continued increase in the first line biologic inflammatory bowel disease (“IBD”) population both in UC and CD. Sales in Europe and Canada were 162.5 billion JPY, an increase of 26.5 billion JPY, or 19.5%, supported by continued launches of the subcutaneous formulation and favorable foreign exchange rates. Sales in the Growth and Emerging Markets were 34.9 billion JPY, an increase of 9.9 billion JPY, or 39.6%, primarily led by growth in Brazil.
Sales of DEXILANT (for acid reflux disease) were 69.4 billion JPY, an increase of 18.6 billion JPY, or 36.7%, versus the previous fiscal year, due to the increased sales of authorized generics in the U.S. and favorable foreign exchange rates.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 93.1 billion JPY, an increase of 17.3 billion JPY, or 22.9%, versus the previous fiscal year, primarily due to increased market penetration after launch in Japan, pediatric indication demand, and favorable foreign exchange rates.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were 108.7 billion JPY, an increase of 6.3 billion JPY, or 6.2%, versus the previous fiscal year, primarily due to increased sales in China, partially offset by the decrease of sales in Japan due to a negative impact from the market expansion re-pricing applied in April 2022, despite an increase in prescription volume.
Sales of PENTASA (for UC), included in Others, were 8.4 billion JPY, a decrease of 11.8 billion JPY, or 58.3%, versus the previous fiscal year, due to generic erosion in the U.S. from May 2022.
•Rare Diseases. In Rare Diseases, revenue was 723.4 billion JPY, a year-on-year increase of 112.2 billion JPY, or 18.4% (CER % change: 4.8%).
Revenue of Rare Hematology was 304.7 billion JPY, a year-on-year increase of 21.0 billion JPY, or 7.4% (CER % change: -5.1%).
Sales of ADYNOVATE/ADYNOVI (for hemophilia A) were 66.6 billion JPY, an increase of 5.8 billion JPY, or 9.6%, and sales of FEIBA (for hemophilia A and B) were 41.3 billion JPY, an increase of 2.1 billion JPY, or 5.4%, versus the previous fiscal year, primarily due to favorable foreign exchange rates largely offset by negative impacts from competition in the U.S.
Sales of other Rare Hematology products in aggregate increased year-on-year, primarily due to additional indications, newly consolidated products, and favorable foreign exchange rates.
Revenue of Rare Genetics and Other was 418.7 billion JPY, a year-on-year increase of 91.2 billion JPY, or 27.9% (CER % change: 13.4%).
Sales of TAKHZYRO (for hereditary angioedema) were 151.8 billion JPY, an increase of 48.6 billion JPY, or 47.0%, versus the previous fiscal year, driven by continued strong demand in the U.S., geographic expansion, and favorable foreign exchange rates.
Sales of REPLAGAL (for Fabry disease) were 66.7 billion JPY, an increase of 15.0 billion JPY, or 29.1%, versus the previous fiscal year, primarily due to the succession to Takeda of manufacturing and marketing rights in Japan upon expiration of the relevant license agreement in February 2022 and strong demand in the Growth and Emerging Markets.
Sales of other enzyme replacement therapies ELAPRASE (for Hunter syndrome) and VPRIV (for Gaucher disease) were 85.3 billion JPY, an increase of 12.2 billion JPY, or 16.7%, and 48.4 billion JPY, an increase of 6.0 billion JPY, or 14.1%, respectively, primarily due to favorable foreign exchange rates.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease), which was first launched in the U.S. in December 2021, followed by several other countries, were 10.5 billion JPY in the current fiscal year.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue was 678.4 billion JPY, a year-on-year increase of 171.5 billion JPY, or 33.8% (CER % change: 15.3%).
Sales of immunoglobulin products in aggregate were 522.2 billion JPY, an increase of 136.3 billion JPY, or 35.3%, versus the previous fiscal year. Sales of each of our three global immunoglobulin brands marked double digit percentage of revenue growth, due to continued strong demand globally and growing supply, especially in the U.S., where the pandemic pressure is now easing, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies.
Sales of albumin products in aggregate, including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia), were 121.4 billion JPY, an increase of 31.4 billion JPY, or 34.9%, versus the previous fiscal year, driven by strong albumin demand in the U.S. and China and favorable exchange rates.
•Oncology. In Oncology, revenue was 438.7 billion JPY, a year-on-year decrease of 30.0 billion JPY, or 6.4% (CER % change: -14.4%), impacted by the rapid generic erosion of VELCADE (for multiple myeloma) sales in the U.S.
Sales of VELCADE were 27.8 billion JPY, a decrease of 82.3 billion JPY, or 74.8%, versus the previous fiscal year, predominantly due to multiple generic entrants in the U.S. starting in May 2022.

Sales of ADCETRIS (for malignant lymphomas) were 83.9 billion JPY, an increase of 14.7 billion JPY, or 21.3%, versus the previous fiscal year, led by strong growth in countries such as Argentina, Italy and Japan.
Sales of ICLUSIG (for leukemia) were 47.2 billion JPY, an increase of 12.3 billion JPY, or 35.4%, versus the previous fiscal year, due to steady growth in the U.S. and favorable foreign exchange rates.
Sales of ALUNBRIG (for non-small cell lung cancer) were 20.6 billion JPY, an increase of 6.9 billion JPY, or 50.7%, versus the previous fiscal year, benefiting from strong demand in European countries, Growth and Emerging Markets such as China, and Japan.
Sales of ZEJULA (for ovarian cancer), included in Others, were 12.9 billion JPY, an increase of 4.9 billion JPY, or 61.7%, versus the previous fiscal year, primarily led by increased sales in Japan due to a newly launched tablet formulation in June 2022 in addition to existing capsule formulation.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, etc.), an off-patent product, were 111.3 billion JPY, an increase of 4.9 billion JPY, or 4.6%, versus the previous fiscal year, mainly due to favorable foreign exchange rates.
Sales of NINLARO (for multiple myeloma) were 92.7 billion JPY, an increase of 1.5 billion JPY, or 1.6%, versus the previous fiscal year, aided by favorable foreign exchange rates, which were offset partially by intensified competition and decreased demand mainly in the U.S.
Sales of EXKIVITY (for non-small cell lung cancer), which was first launched in the U.S. in September 2021, followed by several other countries, were 3.7 billion JPY in the current fiscal year.
•Neuroscience. In Neuroscience, revenue was 637.7 billion JPY, a year-on-year increase of 155.4 billion JPY, or 32.2% (CER % change: 12.1%).
Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 459.3 billion JPY, an increase of 132.2 billion JPY, or 40.4%, versus the previous fiscal year, mainly due to the growth of the adult market including an impact from a shortage of generic versions of the instant release formulation of ADDERALL in the U.S. and favorable foreign exchange rates.
Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 100.1 billion JPY, an increase of 17.8 billion JPY, or 21.6%, versus the previous fiscal year, due to increasing prescriptions in Japan and favorable foreign exchange rates.
Sales of ADDERALL XR (for ADHD), included in Others, were 28.6 billion JPY, an increase of 7.7 billion JPY, or 36.9%, versus the previous fiscal year, mainly due to a shortage of generic versions of the instant release formulation marketed by competitors in the U.S. and favorable foreign exchange rates.

Cost of Sales. Cost of Sales increased by 137.2 billion JPY, or 12.4% (CER % change: -0.1%), to 1,244.1 billion JPY. The increase was predominantly due to the depreciation of the yen in the current fiscal year.

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 110.9 billion JPY, or 12.5% (CER % change: -0.9%) compared to the previous fiscal year, to 997.3 billion JPY, mainly due to the impact from the depreciation of the yen in the current fiscal year.

Research and Development (R&D) expenses. R&D expenses increased by 107.2 billion JPY, or 20.4% (CER % change: 3.5%) compared to the previous fiscal year, to 633.3 billion JPY, mainly due to the impact from the depreciation of the yen in the current fiscal year.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 69.5 billion JPY, or 14.7% (CER % change: -3.2%) compared to the previous fiscal year, to 542.4 billion JPY, mainly due to the impact from the depreciation of the yen in the current fiscal year.
Other Operating Income. Other Operating Income was 25.4 billion JPY, a decrease of 17.7 billion JPY, or 41.0% (CER % change: -44.2%), compared to the previous fiscal year primarily due to a change in fair value of financial assets and liabilities associated with contingent consideration arrangements recognized and certain settlement proceeds recorded in the previous fiscal year.
Other Operating Expenses. Other Operating Expenses were 145.2 billion JPY, a decrease of 13.8 billion JPY, or 8.7% (CER % change: -21.1%), compared to the previous fiscal year, primarily due to decreases in restructuring expenses attributable to the substantially completed Shire integration in the previous fiscal year and valuation reserve for pre-launch inventory, partially offset by increases in other reserves and provisions including those for certain assets related to option fees Takeda paid as part of collaboration agreements and increase due to the impact from the depreciation of the yen in the current fiscal year.
Operating Profit. As a result of the above factors, Operating Profit increased by 29.7 billion JPY, or 6.4% (CER % change: -1.8%) compared to the previous fiscal year to 490.5 billion JPY.

Net Finance Expenses. Net Finance Expenses were 106.8 billion JPY in the current fiscal year, a decrease of 36.1 billion JPY, or 25.3% (CER % change: -28.8%) compared to Net Finance Expenses of 142.9 billion JPY for the previous fiscal year. This decrease was mainly driven by a positive impact from the remeasurement of warrants to purchase stocks of companies held by Takeda.

Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 8.6 billion JPY, a decrease of 6.7 billion JPY, or 43.8% (CER % change: -50.6%), compared to the previous fiscal year. The decrease is mainly due to the negative impact from Takeda's share of loss on an investment held by Takeda Ventures, Inc. recorded in the previous fiscal year.

Income Tax Expenses. Income Tax Expenses were 58.1 billion JPY, a decrease of 14.4 billion JPY, or 19.8% (CER % change; -18.0%), compared to the previous fiscal year. This decrease was primarily due to a tax charge of 65.4 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 in the previous fiscal year as well as increased tax benefits from recognition of deferred tax assets. These decreases were partially offset by the benefits from the US state tax rate change in the previous fiscal year, in addition to higher pretax earnings.
Net Profit for the Year. Net Profit for the Year increased by 86.9 billion JPY, or 37.7% (CER % change: 23.3%), compared to the previous fiscal year to 317.0 billion JPY.
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
Our capital expenditures for tangible assets consist primarily of enhancing and streamlining our production facilities, replacing fully depreciated items, and promoting efficiency of our operations. Our capital expenditures for intangible assets represent mainly milestone payments related to licensed products, where such assets have been acquired from third-party partners, as well as software development expenditures. Our capital expenditures, which consist of additions to property, plant and equipment and intangible assets recorded on our consolidated statements of financial position, were 330.7 billion JPY and 239.9 billion JPY and 898.7 billion JPY for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. As of March 31, 2023, we had contractual commitments for the acquisition of property, plant and equipment of 15.3 billion JPY. In addition, we had certain contractual agreements related to the acquisition of intangible assets as of March 31, 2023. See Note 32 to our consolidated financial statements for a description of our milestone payments of intangible assets. As part of our capital management, we periodically assess our level of capital expenditures in light of capital needs, market and other conditions and other relevant factors.
Our dividend payments for the fiscal years ended March 31, 2021, 2022 and 2023 were 283.7 billion JPY, 284.2 billion JPY and 280.8 billion JPY, respectively. Takeda has historically returned capital to shareholders using dividends at an annual level of 180 JPY per share, consisting of interim and fiscal year-end dividends of 90 JPY per share. It is our intention to return capital to shareholders using dividends at an annual level of 188 JPY per share in the fiscal year ending March 31, 2024, consisting of interim and fiscal year-end dividends of 94 JPY per share. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-Dividends” for a description of our dividend policy.
We are required to make interest and principal payments on our outstanding borrowings. As of March 31, 2023, we had 104.2 billion JPY of interest due within one year and 340.4 billion JPY of principal payments on our borrowings due within one year. See “Borrowings and Financial Obligations.”
Our primary sources of liquidity include cash and cash equivalents on hand, short-term commercial paper, committed borrowing lines from financial institutions and long-term debt financing that includes bonds from the global capital markets. Additionally, we have access to short-term uncommitted borrowing lines of 150.0 billion JPY and 750 million USD from financial institutions as of March 31, 2022 and 2023, respectively.
We monitor and adjust the amount of foreign cash based on projected cash flow requirements. As the majority of our business is conducted outside Japan, we hold a significant portion of cash outside of Japan. Our ability to use foreign cash to fund cash flow requirements in Japan may be impacted by local regulations and, to a lesser extent, income taxes associated with transferring cash to Japan.
We continue to closely monitor our funding situation and do not currently anticipate experiencing funding or liquidity shortfalls in the short term as a result of general market conditions. In addition to the ability to seek additional funding (if needed) from market and other sources, we may also manage our funding and liquidity needs by reconsidering, to the extent necessary and appropriate, our capital expenditure plans.
As of March 31, 2023, we held 533.5 billion JPY in cash and cash equivalents on hand, of which 125.8 billion JPY was cash temporarily held on behalf of third parties related to vaccine operations and a trade receivables sales program. In addition, Takeda had access to 700.0 billion JPY in an undrawn bank commitment line. We believe that working capital is sufficient for our current business requirements. Furthermore, we continually seek to ensure that our level of liquidity and access to capital market funding continues to be maintained to successfully support our business operations.

Consolidated Cash Flows
The following table shows information about our consolidated cash flows during the fiscal years ended March 31, 2021, 2022 and 2023:

	For the fiscal year ended March 31,
	2021	2022	2023
	(billions of yen)
Net cash from operating activities	¥1,010.9	¥1,123.1	¥977.2
Net cash from (used in) investing activities	393.5	(198.1)	(607.1)
Net cash used in financing activities	(1,088.4)	(1,070.3)	(709.1)
Net increase (decrease) in cash and cash equivalents	¥316.1	¥(145.3)	¥(339.1)
Cash and cash equivalents at the beginning of the year	637.6	966.2	849.7
Effects of exchange rate changes on cash and cash equivalents	12.5	28.8	22.9
Cash and cash equivalents at the end of the year	¥966.2	¥849.7	¥533.5

Fiscal Year Ended March 31, 2023 compared with the Fiscal Year Ended March 31, 2022
Net cash from operating activities was 977.2 billion JPY for the fiscal year ended March 31, 2023 compared to 1,123.1 billion JPY for the fiscal year ended March 31, 2022. The decrease of 145.9 billion JPY was primarily driven by an unfavorable impact from net of changes in assets and liabilities related to the operating activities, mainly due to a change in trade and other payables and increased income taxes paid. These were partially offset by higher net profit for the year adjusted for non-cash items and other adjustments.
Net cash used in investing activities was 607.1 billion JPY for the fiscal year ended March 31, 2023 compared to 198.1 billion JPY for the fiscal year ended March 31, 2022. The increase of 409.0 billion JPY was mainly due to an increase of 430.2 billion JPY in acquisition of intangible assets primarily resulting from the acquisition of Nimbus Lakshmi Inc.* for the current year, partially offset by a decrease of 49.7 billion JPY in acquisition of business (net of cash and cash equivalents acquired).
* Of the 4.0 billion USD upfront payment, 3.0 billion USD was paid in February 2023 and 0.9 billion USD was paid in April 2023. Remaining 0.1 billion USD is scheduled to be paid in August 2023.
Net cash used in financing activities was 709.1 billion JPY for the fiscal year ended March 31, 2023 compared to 1,070.3 billion JPY for the fiscal year ended March 31, 2022. The decrease of 361.1 billion JPY was mainly due to a decrease in repayments of bonds and long-term loans, net of proceeds from issuance of bonds and long-term loans upon refinancing, of 279.1 billion JPY, as well as an increase in commercial paper drawings of 40.0 billion JPY. In addition, there was a decrease in purchase of treasury shares of 50.6 billion JPY resulting from the higher share buybacks conducted in the previous year compared to the current year.
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

Borrowings and Financial Obligations
Our total bonds and loans were 4,345.4 billion JPY and 4,382.3 billion JPY as of March 31, 2022 and 2023, respectively. These borrowings include unsecured bonds and senior notes issued by Takeda, bilateral and syndicated loans entered into by the Company, borrowings incurred to fund a portion of the Shire Acquisition, debt assumed in connection with the Shire Acquisition and debt refinanced and are included in our consolidated statements of financial position. Our borrowings are mainly incurred in connection with acquisitions and therefore are not exposed to seasonality.
On April 23, 2022, Takeda redeemed 219 million USD of unsecured U.S. dollar-denominated senior notes issued in June 2015 in advance of their original maturity date of June 23, 2022. Following this, on October 27, 2022, Takeda redeemed 1,000 million USD of unsecured U.S. dollar-denominated senior notes issued in November 2018 in advance of their original maturity date of November 26, 2023. Furthermore, on November 21, 2022, Takeda redeemed 750 million EUR of unsecured floating rate senior notes issued in November 2018 on their maturity date. On March 31, 2023, Takeda repaid 75 billion JPY in bilateral loans falling due and on the same day entered into new bilateral loans of 75 billion JPY maturing on March 30, 2029. Takeda also had short term commercial paper drawings outstanding of 40 billion JPY as of March 31, 2023, noting that there were no commercial paper drawings as of March 31, 2022.
As of March 31, 2023, we had certain outstanding borrowings that contained financial covenants. A key financial covenant requires Takeda’s ratio of consolidated net debt to adjusted EBITDA, as defined in the loan agreements, for the previous twelve-month period to not surpass certain levels as of March 31 and September 30 of each year. Takeda was in compliance with all financial covenants as of March 31, 2023 in a similar manner to the prior year ended March 31, 2022. There are no restrictions on the ability to draw from the 700 billion JPY commitment line that was put in place in 2019 and matures at the end of September 2026.
We currently have a Japanese unsecured commercial paper program in place to facilitate short-term liquidity management. The total amount drawn on the commercial paper program was nil as of March 31, 2022 and 40 billion JPY as of March 31, 2023. We further have access to short-term uncommitted lines of 150 billion JPY and 750 million USD which were undrawn as of March 31, 2022 and 2023, respectively.
    For further description of our borrowings, see Note 20 to our audited consolidated financial statements.
Credit Ratings
Our credit ratings, which reflect each rating agency’s opinion of our financial strength, operating performance and ability to meet our obligations, as of the date of this annual report are as follows:

Rating Agency	Category	Rating	Outlook	Rating Structure
S&P Global Ratings	Issuer credit rating/foreign currency long-term and local currency long-term	BBB+	Stable	Fourth highest of 11 rating categories and first within the category based on modifiers (e.g. BBB+, BBB and BBB- are within the same category).
	Issuer credit rating (short-term)	A-2		Second highest of six rating categories

Moody’s	Long-term issuer rating and Long-term senior unsecured rating	Baa1*	Stable*	Fourth highest of nine rating categories and first within the category based on modifiers (e.g. Baa1, Baa2 and Baa3 are within the same category).

* Moody’s revised the long-term issuer credit rating from Baa2 to Baa1 and changed the outlook from Positive to Stable on June 26, 2023.
The ratings are not a recommendation to buy, sell or hold securities. The ratings are subject to revision or withdrawal at any time by the assigning rating agency. Each of the financial strength ratings should be evaluated independently.

Material Cash Requirements from Contractual and Other Obligations
Material Contractual Obligations
The following table summarizes our contractual obligations as of March 31, 2023:

	Total contractual amount(1)	Within one year	Between one and three years	Between three and five years	More than five years
	(billions of yen)
Bonds and loans: (2) (3)
Bonds (4)	¥4,640.2	¥331.2	¥768.4	¥849.9	¥2,690.7
Loans	767.6	113.4	153.5	425.2	75.5
Purchase obligations for property, plant and equipment	15.3	15.3	—	—	—
Repayment of lease liabilities	666.0	59.6	107.2	87.4	411.7
Contributions to defined benefit plans (5)	12.5	12.5	—	—	—
Total (6) (7)	¥6,101.6	¥532.0	¥1,029.1	¥1,362.5	¥3,177.9
___________
Notes:
(1)    Obligations denominated in currencies other than Japanese yen have been translated into Japanese yen using the exchange rates as of March 31, 2023 and may fluctuate due to changes in exchange rates.
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
(5)    Pension and post-retirement contributions cannot be determined beyond the fiscal year ending March 31, 2024 because the timing of funding is uncertain and dependent on future movements in interest rates and investment returns, changes in laws and regulations and other variables.
(6)    Does not include contractual obligations whose timing we are unable to estimate, including defined benefit obligations, litigation reserves and long-term income tax liabilities and does not include liabilities recorded at fair value as amounts will fluctuate based on any changes in fair value including derivative liabilities and financial liabilities associated with contingent consideration arrangements. The carrying amounts of derivative liabilities and financial liabilities associated with contingent consideration arrangements as of March 31, 2023 were 40.7 billion JPY and 8.1 billion JPY, respectively. Milestone payments that are dependent on the occurrence of certain future events are not included.
(7)    Does not include purchase orders entered into for purchases made in the normal course of business.

Milestone Payments
Under the terms of our collaborations with third parties for the development of new products, we may be required to make payments for the achievement of certain milestones related to the development of pipeline products and the launch and subsequent marketing of new products. As of March 31, 2023, the contractual amount of potential milestone payments totaled 1,455.6 billion JPY, in each case excluding potential commercial milestone payments. See Note 13 and 32 to our audited consolidated financial statements for further details.
C. Research and Development, Patents and Licenses, etc.
The information required by this item is set forth in “Item 4. Information on the Company—B. Business Overview—Research and Development” of this annual report.
D. Trend Information
The information required by this item is set forth in “Item 5.A. Operating Results—Factors Affecting Our Results of Operations—Periodic Trends” of this annual report.
E. Critical Accounting Estimates
The requirements of this item are not applicable to Takeda, as it prepares its financial statements in accordance with IFRS. Takeda presents information about its critical accounting policies under “Item 5.A. Operating Results—Critical Accounting Policies” of this annual report.

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
Note 1
Costa Saroukos (April 15, 1971)	Director and Chief Financial Officer (“CFO”)	Costa Saroukos has been Takeda’s Chief Financial Officer since April 2018. He was appointed as Corporate Officer in April 2018 and Director in June 2019. Mr. Saroukos has over 20 years of experience in both the private and public sectors, having held a number of finance leadership positions with financial responsibility for businesses in over 100 countries across Asia-Pacific, Europe, Africa and the Middle East. Mr. Saroukos has been with Takeda since May 2015, as CFO of the Europe and Canada business unit, significantly contributing to the transformation of the business unit towards a specialty healthcare provider. Prior to joining Takeda, Mr. Saroukos was at Allergan as Head of Finance and Business Development for the Asia-Pacific region, including China and Japan. He was also Finance Director for Greater China and Japan. Previously, he spent 13 years at Merck & Co. in roles of increasing responsibility, including Executive Finance Director for EEMEA (Eastern Europe, Middle East and Africa), Finance Director of South Korea and Head of Internal Audit Asia Pacific and Global Joint Ventures.	Note 1
Andrew S. Plump, M.D., Ph.D. (October 13, 1965)	Director and President, Research and Development	Andrew S. Plump, MD., Ph.D., is the President of Research and Development at Takeda. Dr. Plump joined Takeda as Chief Medical and Scientific Officer (“CMSO”) in 2015. In his position, he leads our global research and development organization, where he provides strategic direction and oversight. Prior to joining Takeda, Dr. Plump served as Senior Vice President, Research and Translational Medicine, Deputy to the President of research and development at Sanofi, where he was responsible for global research and translational medicine across all therapeutic areas. Dr. Plump also spent more than 10 years at Merck in a Clinical Pharmacology group, working on programs in neurodegeneration, immunology, metabolism and infectious diseases.	Note 1

Name (Date of birth)	Responsibilities and status within Takeda	Business experience	End of term
Masami Iijima (September 23, 1950)	External Director and Chair of the Board of Directors	Masami Iijima served as External Director who is a member of the Audit and Supervisory Committee of Takeda from June 2021 to June 2022, and was appointed External Director of Takeda and Chair of the Board of Directors meeting in June 2022. Mr. Iijima currently also serves as Counselor of Mitsui & Co., Ltd., External Director of SoftBank Group Corp., Counsellor at Bank of Japan and External Director of Kajima Corporation . Mr. Iijima started his career at Mitsui & Co., Ltd. in April 1974. At Mitsui & Co., Ltd., he served in several senior leadership positions including Chairman of the Board of Directors and Representative Director, President and Chief Executive Officer.	Note 1
Olivier Bohuon (January 3, 1959)	External Director
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
Steven Gillis has been an External Director with Takeda since January 2019. Prior to his appointment, he was an External Director of Shire plc. He also currently holds the positions of Managing Director at ARCH Venture Partners, External Director and Chairman of Codiak BioSciences, Inc., External Director of Homology Medicines, Inc. and External Director and Chairman, VBI Vaccines, Inc. He was a founder and Director of Corixa Corporation, acquired by GlaxoSmithKline in 2005, and before that a founder and Director of Immunex Corporation.
Note 1

Name (Date of birth)	Responsibilities and status within Takeda	Business experience	End of term
John Maraganore, PhD (October 11, 1962)	External Director
John Maraganore was appointed External Director of Takeda in June 2022. He currently also serves as Scientific Advisory Board member of Alnylam Pharmaceuticals, Inc., and holds External Directorships at Agios Pharmaceuticals, Inc., Beam Therapeutics, Inc., Kymera Therapeutics, Inc. and ProKidney Corporation. He previously served as Senior Vice President and Strategic Product Development at Millennium Pharmaceuticals, Inc., Director and CEO of Alnylam Pharmaceuticals, Inc. and Chairperson of Biotechnology Innovation Organization.
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
Note 1
Miki Tsusaka (April 24, 1963)	External Director	Miki Tsusaka was appointed External Director of Takeda in June 2023. She currently also serves as President of Microsoft Japan Co., Ltd. Prior to joining Microsoft Japan, she was a Senior Partner and Managing Director at Boston Consulting Group (BCG). She established strategic consulting groups specializing in marketing, sales and pricing strategy development and led the expansion of BCG's service areas. As for BCG’s operation, she was a member of the Executive Committee for two three-year terms and served as Chief Marketing Officer (CMO) as well.	Note 1
Koji Hatsukawa (September 25, 1951)	External Director (Head of Audit and Supervisory Committee)	Koji Hatsukawa has served as External Director and member of the Audit and Supervisory Committee of Takeda since June 2016. He was appointed Head of Audit and Supervisory Committee in June 2019. He currently also serves as External Audit and Supervisory Board Member of Fujitsu Limited. Mr. Hatsukawa started his career at Price Waterhouse accounting office in March 1974. Mr. Hatsukawa has previously served CEO of PricewaterhouseCoopers Arata and has held leadership positions at ChuoAoyama PricewaterhouseCoopers and Aoyama Audit Corporation. In addition, he has also served as External Audit and Supervisory Board Member of Accordia Golf co., Ltd. as well as Audit and Supervisory Board Member of The Norinchukin Bank.	Note 2

Name (Date of birth)	Responsibilities and status within Takeda	Business experience	End of term
Yoshiaki Fujimori (July 3, 1951)	External Director (Audit and Supervisory Committee Member)
Yoshiaki Fujimori served as External Director who is not a member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2022 and was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2022. Mr. Fujimori currently also serves as Senior Executive Advisor of CVC Asia Pacific (Japan) Kabushiki Kaisha, External Director and Chairman of Oracle Corporation Japan, External Director of Riraku K.K. and Trygroup Inc. He previously served as External Director of Tokyo Electric Power Company, Incorporated (currently Tokyo Electric Power Company Holdings, Incorporated), External Director of Toshiba Corporation, External Director of Shiseido Company, Limited and in a number of senior leadership positions within the LIXIL Group, including Representative Director, Chairman and CEO of LIXIL Corporation. Mr. Fujimori has also served in a number of senior positions in the General Electric Group, including Chairman of GE Japan Corporation and Chairman, President and CEO of General Electric Japan Ltd.
Note 2
Emiko Higashi (November 6, 1958)	External Director (Audit and Supervisory Committee Member)
Emiko Higashi served as External Director who is not a member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019. She was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2019. She currently also serves as Managing Director of Tomon Partners, LLC, External Director of KLA Corporation, External Director of Rambus Inc, and External Director of Rapidus Corporation. Ms. Higashi previously served as External Director of MetLife Insurance K.K., External Director of InvenSense Inc., External Director of Sanken Electric Co., Ltd., External Director of One Equity Partners Open Water I Corporation, CEO of Gilo Ventures, LLC, Managing Director of Investment Banking, Merrill Lynch & Co. and Director of Wasserstein Perella & Co., Inc.
Note 2
Kimberly A. Reed (March 11, 1971)	External Director (Audit and Supervisory Committee Member)
Kimberly A. Reed was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2022. She currently also serves as Distinguished Fellow of Council on Competitiveness, External Director of Momentus, Inc. and External Director of Hannon Armstrong Sustainable Infrastructure Capital, Inc. Ms. Reed previously served as Counsel for United States House of Representatives, Senior Advisor to United States Secretaries of the Treasury, Director and Chief Executive Officer of Community Development Financial Institutions Fund, Vice President, Financial Markets Policy Relations of Lehman Brothers, President of International Food Information Council Foundation, and Chairman of the Board of Directors, President, and Chief Executive Officer of Export-Import Bank of the United States.
Note 2
_____________
Notes:

(1)The term of office for Directors who are not members of the Audit and Supervisory Committee is from the end of the ordinary general meeting of shareholders for the fiscal year ended March 31, 2023 through the end of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2024.
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

Mr. Agosti led the Shire acquisition and several other strategic acquisitions for Takeda, including ARIAD Pharmaceuticals, TiGenix and Nimbus. He also spearheaded a number of strategic divestments of non-core assets as part of Takeda’s commitment after the Shire acquisition. Marcello and his group continue to be active on inbound transactions in Takeda’s core therapy areas.

Prior to joining Takeda, Mr. Agosti worked in business development at Novartis in the U.K. and Switzerland. Before joining the pharmaceutical industry, he was a consultant at McKinsey & Company.

He holds an MBA from the University of Oxford and a Business Administration degree from Bocconi University, Milan.

Teresa Bitetti (September 21, 1962)	President, Global Oncology Business Unit
Teresa Bitetti is President of Global Oncology Business Unit of Takeda Pharmaceutical Company Limited. She joined the company in April 2019 and is responsible for oncology business activities around the world, overseeing a global portfolio consisting of therapies in hematological malignancies and lung solid tumor.

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
Milano Furuta is President, Japan Pharma Business Unit of Takeda Pharmaceutical Company Limited.

Mr. Furuta joined Takeda in 2010 and has worked on various projects in corporate strategy, corporate development, and post-merger integration in Japan and Switzerland. He managed the Diabetes Business Unit in Mexico and served as General Manager in Sweden. He went on to serve as Corporate Strategy Officer and Chief of Staff in Japan for two years before his appointment to his current role.

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
Takako Ohyabu is Chief Global Corporate Affairs & Sustainability Officer overseeing corporate communications, corporate social responsibility, public affairs, global security and crisis management, and corporate sustainability for Takeda Pharmaceutical Company Limited. She joined the company in November 2019 as Chief Communications and Public Affairs Officer Designate.

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
Giles Platford is President, Plasma-Derived Therapies Business Unit at Takeda Pharmaceutical Company Limited.

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

Mr. Ricci has also served as Shire’s Head of Technical Operations IT and held leadership positions at Novartis, Johnson & Johnson and Bristol-Myers Squibb. Mr. Ricci brings more than 20 years of information technology and engineering expertise in the life sciences industry and sits on several advisory boards for non-profit organizations focused on digital, life sciences and manufacturing.

Mr. Ricci holds an MBA from the MIB Trieste School of Management and a bachelor’s degree in Engineering from the University of Rome Tor Vergata.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Koki Sato (December 10, 1980)	Corporate Strategy Officer
Koki Sato is Corporate Strategy Officer of Takeda Pharmaceutical Company Limited.

Mr. Sato joined Takeda in 2003 and has been increasing responsibilities throughout his career with Takeda spanning many countries and multiple functions. After he took a regional role in Emerging Markets in 2012, he has since held several leadership roles, such as country manager of Belarus, general manager of Ukraine cluster and general manager of India before taking his current role.

Mr. Sato holds a bachelor’s degree in economics from School of Political Science & Economics at Waseda University in Tokyo.

Ramona Sequeira (November 21, 1965)	President, Global Portfolio Division
Ramona Sequeira is a member of Takeda Executive Team and President of Takeda’s Global Portfolio Division where she leads Takeda’s Regional Business Units across Europe and Canada, Growth and Emerging Markets, and China – as well as Takeda’s Global Vaccine Business Unit and Global Medical and Global Product and Launch Strategy Functions. Her focus for the division is to accelerate growth, support public health and improve health equity by increasing the impact of Takeda’s transformational medicines and vaccines for people worldwide.

Ms. Sequeira joined Takeda in 2015. For more than 25 years in the biopharmaceutical industry, she has led businesses across multiple markets, cultures and healthcare systems. She has lived and worked in Canada, Europe, and the U.S. for Takeda and, prior to that, for Eli Lilly. Her first commitment has always been to drive strategies around meeting the needs of patients, while also prioritizing sustainable growth, high employee engagement and strong organizational alignment.
Ms. Sequeira spent seven years as a member of PhRMA’s Board of Directors, serving on numerous committees, as treasurer, vice-chair and most recently as the first woman to serve as chair in the organization’s history. As chair, she focused on the industry’s role in shaping a positive environment that rewards pharmaceutical innovation and ensures patients have access to life transforming treatments and vaccines. Ms. Sequeira is a member of the Board of Directors of Edwards Life Sciences.

Ms. Sequeira holds an MBA from McMaster University in Canada and a Bachelor of Science degree with honours in molecular genetics and molecular biology from the University of Toronto.

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

Dr. Wozniewski holds a doctorate degree in pharmaceutical biology from the University of Regensburg, Germany.

B. Compensation
The following table provides information about our Internal Directors’ compensation on an individual basis in the fiscal year ended March 31, 2023.

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Basic compensation	Performance-based compensation		Restricted Stock Unit awards(1)	Other
				Annual bonus	Performance Share Unit awards(1)
Christophe Weber (Director)	¥1,723	Takeda Pharmaceutical Company Limited	¥ 230(3)	¥181	¥ 688(4)	¥ 463(4)	¥—
		Takeda Pharmaceuticals U.S.A., Inc.(2)	65	96	—	—	—
Masato Iwasaki (Director)(5)	243	Takeda Pharmaceutical Company Limited	66	38	85(6)	53(6)	—
Andrew S. Plump (Director)	973	Takeda Pharmaceutical Company Limited	12	—	—	—	—
		Takeda Pharmaceuticals International, Inc. and Takeda Development Center Americas, Inc.(7)	157	196	349(8)	215(8)	43(9)
Costa Saroukos (Director)	691	Takeda Pharmaceutical Company Limited	215(10)	141	199(11)	135(11)	—
_____________
Notes:
(1)Compensation expense related to Performance Share Unit awards and Restricted Stock Unit awards are recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2023.
(2)Shows the salary and annual bonus earned as Head of Global Business of Takeda Pharmaceuticals U.S.A., Inc.
(3)Basic compensation includes the grossed-up amount paid for residence and pension allowances etc. for the relevant officer (100 million JPY).
(4)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2019-2022.
(5)Masato Iwasaki retired at the close of 147th General Meeting of Shareholders held on June 28, 2023.
(6)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2019-2022.
(7)Shows the salary and other amounts earned as the President, Research and Development of Takeda Development Center Americas, Inc.
(8)The amount recognized as an expense during the fiscal year for the stock incentive plan (Employee Stock Ownership Plan and the Long Term Incentive Plan for Company Group Employees Overseas (LTIP)) grants awarded in fiscal years 2019-2022.
(9)Amounts of local retirement plan contributions and other additional benefits paid by Development of Takeda Development Center Americas, Inc. during the fiscal year, as well as the amount equal to taxes on such amounts.
(10)Basic compensation includes the grossed-up amount paid for residence, pension allowances, and educational allowances etc. for the relevant officer (94 million JPY).
(11)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2019-2022.

The following table provides information about our External Directors’ compensation on an individual basis in the fiscal year ended March 31, 2023.

Name (Position)(1)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Basic compensation	Performance-based compensation		Restricted Stock Unit awards(2)	Other
				Annual bonus	Performance Share Unit awards
Masami Iijima (Director)	¥43	Takeda Pharmaceutical Company Limited	¥24	¥—	¥—	¥19	¥—
Olivier Bohuon (Director)	38	Takeda Pharmaceutical Company Limited	19	—	—	19	—
Jean-Luc Butel (Director)	38	Takeda Pharmaceutical Company Limited	19	—	—	19	—
Ian Clark (Director)	38	Takeda Pharmaceutical Company Limited	19	—	—	19	—
Steven Gillis (Director)	38	Takeda Pharmaceutical Company Limited	19	—	—	19	—
John Maraganore(3) (Director)	32	Takeda Pharmaceutical Company Limited	16	—	—	16	—
Michel Orsinger (Director)	39	Takeda Pharmaceutical Company Limited	20	—	—	19	—
Koji Hatsukawa (Director who is an Audit and Supervisory Committee Member)	43	Takeda Pharmaceutical Company Limited	24	—	—	19	—
Yoshiaki Fujimori (Director who is an Audit and Supervisory Committee Member)	41	Takeda Pharmaceutical Company Limited	22	—	—	19	—
Emiko Higashi (Director who is an Audit and Supervisory Committee Member)	43	Takeda Pharmaceutical Company Limited	24	—	—	19	—
Kimberly A. Reed(3) (Director who is an Audit and Supervisory Committee Member)	34	Takeda Pharmaceutical Company Limited	18	—	—	16	—
Masahiro Sakane(4) (Director)	10	Takeda Pharmaceutical Company Limited	6	—	—	3	—
Shiro Kuniya(4) (Director)	8	Takeda Pharmaceutical Company Limited	5	—	—	3	—
Toshiyuki Shiga(4) (Director)	8	Takeda Pharmaceutical Company Limited	5	—	—	3	—
_____________
Notes:
(1)As for Directors who were transferred between Directors who are not Audit and Supervisory Committee members and Directors who are Audit and Supervisory Committee members during this fiscal year, the Director titles represent when the Directors were selected at the 146th Ordinary General Meeting of Shareholders held on June 29, 2022.
(2)Compensation expense related to Restricted Stock Unit awards are recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2023.
(3)John Maraganore and Kimberly A. Reed were newly elected and took office at the 146th Ordinary General Meeting of Shareholders held on June 29, 2022.
(4)Masahiro Sakane, Shiro Kuniya, and Toshiyuki Shiga retired at the close of 146th General Meeting of Shareholders held on June 29, 2022.

Share-based Compensation Payments
We maintain certain share-based compensation payment plans for the benefit of our directors and certain of our employees. In the fiscal years ended March 31, 2021, 2022 and 2023, we recorded total compensation expense related to our share-based payment plans of 39.4 billion JPY, 43.7 billion JPY and 61.0 billion JPY, respectively, in our consolidated statements of profit or loss. For detailed information about our share-based compensation plans, including our stock option plan, stock incentive plan, phantom stock appreciation rights and restricted stock units, see Note 28 to our audited consolidated financial statements.
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
Sum of (i) 100% of annual basic compensation, (ii) 100% of annual target bonus and (iii) 100% of annual target value of Long-Term Incentive payments, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda

Certain repatriation-related benefits, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda

Takeda Pharmaceuticals U.S.A., Inc.
Sum of (i) 100% of annual base salary and (ii) 100% of annual target value of Short-Term Incentive payments, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda
None

Costa Saroukos	Takeda
Sum of (i) 100% of annual basic compensation, (ii) 100% of annual target bonus and (iii) 100% of annual target value of Long-Term Incentive payments, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda

Certain repatriation-related benefits, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda

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
As of the date of this annual report, Mr. Koji Hatsukawa, Mr. Yoshiaki Fujimori, Ms. Emiko Higashi and Ms. Kimberly A. Reed are appointed as the Audit and Supervisory Committee members.
Takeda Executive Team
As management tasks continue to diversify, we have established a Takeda executive team under the President and Chief Executive Officer, consisting of certain directors and employees in senior positions who manage and supervise our key functions. Takeda executive team participates in Business and Sustainability Committee, which is responsible for corporate / business development matters and corporate sustainability-related matters, a Portfolio Review Committee, which is responsible for R&D and products-related matters, and a Risk, Ethics and Compliance Committee, which is responsible for internal audit, risk management and compliance matters. Our board of directors has delegated all of its decision-making authority in respect of operational matters (excluding certain matters specified in the Companies Act, as well as substantive matters valued at 100 billion JPY or more or those matters which will have substantial impact on us or our stakeholders) to the President and Chief Executive Officer, three directors belonging to the Business and Sustainability Committee, two directors belonging to the Portfolio Review Committee, and two directors belonging to the Risk, Ethics and Compliance Committee.

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
D. Employees
As of March 31, 2021, 2022 and 2023, we had 47,099, 47,347 and 49,095 employees on a consolidated basis, respectively. These numbers of employees represent the number of permanent employees excluding temporary employees and were calculated on a full-time equivalent basis. The following table shows our employees by geographic locations as of March 31, 2023.

Japan	United States	Europe and Canada	Other	Total
5,732	21,192	14,528	7,643	49,095
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

E. Share Ownership
The following table shows the number of shares as of March 31, 2023 owned by directors of the Company as of the date of this annual report.
Directors

Name	Number of shares held (Number of shares to be provided)(1)	Number of ADSs held (Number of ADSs to be provided)(2)
Christophe Weber	628,100	—
	(817,138)	(―)
Andrew Plump	—	111,097
	(―)	(701,712)
Costa Saroukos	—	—
	(230,749)	(―)
Masami Iijima	—	—
	(10,270)	(―)
Olivier Bohuon	—	1,300
	(17,738)	(―)
Jean-Luc Butel	—	—
	(21,914)	(―)
Ian Clark	—	2,096
	(17,738)	(―)
Steven Gillis	—	8,257
	(17,738)	(―)
John Maraganore	—	—
	(5,121)	(―)
Michel Orsinger	—	—
	(21,914)	(―)
Miki Tsusaka	—	—
	(―)	(―)
Koji Hatsukawa	6,400	—
	(19,900)	(―)
Yoshiaki Fujimori	9,000	—
	(19,900)	(―)
Emiko Higashi	—	—
	(21,914)	(―)
Kimberly A. Reed	—	9,353
	(5,121)	(―)
Total	643,500	132,103
	(1,227,155)	(701,712)
_____________
Notes:
(1)The number of shares held represents the number of ordinary shares held as of March 31, 2023. The number of shares to be provided includes the number of ordinary shares vested but undelivered and scheduled to be vested, including those granted to directors based outside of Japan that will be converted to ADSs for settlement following vesting, under the Board Incentive Plan (“BIP”).
(2)The number of ADSs held represents the number of American Depositary Shares held as of March 31, 2023 and is rounded to the nearest whole number. Each ADS represents one half of an ordinary share. The number of ADSs held by Kimberly A. Reed includes 7,978 shares held by her close family members. The number of ADSs to be provided includes the number of American Depositary Shares vested but undelivered and scheduled to be vested under Long-Term Incentive Plan for Company Group Employees Overseas (“LTIP”).

    Each of our directors held less than one percent of our total issued shares as of March 31, 2023. Shares held by directors have equal voting rights as common stock held by other holders.

The number of shares to be provided pursuant to the BIP is comprised of Restricted Stock Unit awards (“RSU awards”) and Performance Share Unit awards (“PSU awards”). RSU awards vest one third each year over a three-year period and PSU awards vest three years from the date of grant. Included PSU awards to be vested in the future years represent the total number of shares to be issued assuming that relevant targets are met at the 100% level; the actual number of shares issued may be fewer or greater depending on the level at which targets are met.

The number of ADSs to be provided pursuant to the LTIP is comprised of RSU awards and Performance Stock Unit awards (“PSU awards”). RSU awards vest one third each year over a three-year period and PSU awards vest three years from the date of grant. Included PSU awards to be vested in the future years represent the total number of ADSs to be issued assuming that relevant targets are met at the 100% level; the actual number of ADSs issued may be fewer or greater depending on the level at which targets are met.
For detailed information about our share-based compensation plans, including BIP and LTIP, see Note 28 to our audited consolidated financial statements.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth the number of shares held of record by each of our principal shareholders as well as the percentage of our issued shares held by each of our principal shareholders as of March 31, 2023.

Shareholder	Number of shares held of record	Percentage of issued shares(1)
	(thousands, except percentages)
The Master Trust Bank of Japan, Ltd. (Trust account)	261,558	16.76%
Custody Bank of Japan, Ltd. (Trust account)	87,646	5.62
The Bank of New York Mellon as depositary bank for depositary receipt holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	69,832	4.47
JP Morgan Chase Bank 385632 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	58,526	3.75
State Street Bank West Client-Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	28,561	1.83
Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.)	28,288	1.81
JPMorgan Securities Japan Co., Ltd.	25,622	1.64
SSBTC Client Omnibus Account (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited Tokyo Branch	21,860	1.40
JP Morgan Chase Bank 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	20,172	1.29
Takeda Science Foundation	17,912	1.15
Total	619,977	39.72%
___________
Note:

(1)Percentage of issued shares excludes treasury stock held as of March 31, 2023. As of March 31, 2023, we held 27,767,213 shares of common stock as treasury stock, which include 21,467,090 shares held by us, 6,214,997 shares held in trust for our stock-based compensation plans and 85,126 shares held by equity-method affiliates (based on our ownership percentage in them). The total number of issued shares, less treasury stock, used to calculate percentages in the above table include such shares held in trust or by equity-method affiliates.
Our major shareholders of common stock have the same voting rights as other holders of common stock.
According to a statement on Schedule 13G (Amendment No. 2) filed on February 3, 2023, Sumitomo Mitsui Trust Holdings, Inc. beneficially owned 93,599,534 shares of our common stock, representing 5.9% of our outstanding shares of common stock. However, we have not confirmed the status of these shareholdings as of March 31, 2023.
According to a statement on Schedule 13G (Amendment No. 4) filed on February 7, 2023, BlackRock, Inc. beneficially owned 113,749,385 shares of our common stock, representing 7.2% of our outstanding shares of common stock. However, we have not confirmed the status of these shareholdings as of March 31, 2023.
As of March 31, 2023, there were 346 holders of record of our common stock with addresses in the U.S., whose shareholdings represented approximately 18% of our outstanding common stock on that date. One such shareholder was The Bank of New York Mellon as depositary for holders of ADSs, which held 69,832 thousand shares, or 4.47% of the total number of shares in issue, as of March 31, 2023. Because some of these shares were held by brokers or other nominees, the number of holders of record with addresses in the U.S. might not fully reflect the number of beneficial owners in the U.S.
To the extent known to us, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly.
To our knowledge, there are no arrangements, which may at a subsequent date result in a change in control of us.
B. Related Party Transactions
From time to time, we enter into agreements and engage in transactions with our related parties, within the meaning of Item 7.B of Form 20-F, in the ordinary course of our business. For the fiscal year ended March 31, 2023, such transactions included, but were not limited to, R&D-related services agreements, business development transactions and equity investments. The terms and conditions of our related party transactions are consistent with third-party transactions and reflect market prices. Takeda does not consider the amounts involved in these transactions to be material to its business.
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
Dividends
Takeda’s policy on the allocation of capital is as follows:
•Invest in growth drivers; and
•Shareholder returns.
In respect of "Invest in growth drivers", Takeda makes strategic investments in internal and external opportunities to enhance the pipeline, new product launches, and plasma-derived therapies. With regard to "Shareholder returns", Takeda has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate.
As noted above, the return of capital to shareholders is one of the focus areas for our management, and we believe our dividend policy is an important tool for accomplishing our goals.
The following table sets forth the dividends paid with respect to each of our fiscal years indicated.

Dividends declared and paid	JPY (billions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2020, to March 31, 2021
Q1 2020	¥141.9	¥90.00	March 31, 2020	June 25, 2020
Q3 2020	141.9	90.00	September 30, 2020	December 1, 2020
April 1, 2021, to March 31, 2022
Q1 2021	141.9	90.00	March 31, 2021	June 30, 2021
Q3 2021	142.4	90.00	September 30, 2021	December 1, 2021
April 1, 2022, to March 31, 2023
Q1 2022	140.4	90.00	March 31, 2022	June 30, 2022
Q3 2022	140.5	90.00	September 30, 2022	December 1, 2022
Dividend declared for which the effective date falls in the following fiscal year are as follows:

Dividends declared	JPY (billions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2023, to March 31, 2024
Q1 2023	¥140.5	¥90.00	March 31, 2023	June 29, 2023

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
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of March 31, 2023, our authorized share capital consisted of 3,500,000,000 shares of common stock of which 1,582,296,025 shares were issued.
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
(VII)the aggregate amounts of (1) through (4) below, less (5) through (8) below:
(1)in the event that the amount of Surplus was reduced and transferred to additional paid-in capital, legal earnings reserve and/or share capital after the end of the previous fiscal year, the amount so transferred;
(2)in the event that we distributed a Surplus after the end of the previous fiscal year, the amount set aside in additional paid-in capital and/or legal earnings reserve;
(3)in the event that we disposed of treasury stock in the process of (w) a merger in which we acquired all rights and obligations of a company, (x) a corporate split in which we acquired all or a part of the rights and obligations of a split company, (y) a share exchange in which we acquired all shares of a company, or (z) a share delivery in which we acquired shares, stock acquisition rights or bonds with stock acquisition rights of a company and delivered our shares to the transferor of them as a consideration for such acquisition after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;
(4)in the event that the amount of Surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the previous fiscal year, the amount so reduced;
(5)in the event of (w) a merger in which we acquired all rights and obligations of a company, (x) a corporate split in which we acquired all or a part of the rights and obligations of a split company, (y) a share exchange in which we acquired all shares of a company, or (z) a share delivery in which we acquired shares, stock acquisition rights or bonds with stock acquisition rights of a company and delivered our shares to the transferor of them as a consideration for such acquisition after the end of the previous fiscal year, the aggregate amount of (i) the amount of other capital surplus after such merger, corporate split, share exchange or share delivery, less the amount of other capital surplus before such merger, corporate split, share exchange or share delivery, and (ii) the amount of other retained earnings after such merger, corporate split, share exchange or share delivery, less the amount of other retained earnings before such merger, corporate split, share exchange or share delivery;
(6)in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed for newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the previous fiscal year, the amount of other capital surplus increased by such payment;
(7)in the event that we allotted our shares to the directors in consideration of providing service after the end of the last fiscal year, the changes in other capital surplus by such allotment; and
(8)in the event that we allotted our treasury stock to the directors in consideration of providing service and the directors transferred these stock to us for free after the end of the last fiscal year, the amount of increase in treasury stock by such transfer.
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
Assuming cases where an infectious disease such as COVID-19 spreads or a natural disaster occurs and the impact thereof is ongoing or is reasonably expected to be ongoing at the time of the general meeting of shareholders, we believe that setting a venue for a general meeting of shareholders while asking shareholders to refrain from attending the venue out of consideration of shareholders’ health and safety, may not always be the best option for us as the method of holding a general meeting of shareholders. Therefore, we submitted a proposal to our annual general meeting of shareholders held on June 29, 2021, which was approved by partially amending our Articles of Incorporation to the effect that we may hold a general meeting of shareholders without specifying a venue when our Board of Directors decides that, considering the interests of shareholders as well, it is not appropriate to hold the general meeting of shareholders with a specific venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster. The partial amendment of our Articles of Incorporation based on this proposal came into effect on August 5, 2021 the enactment in the Diet and the promulgation of the Act Partially Amending the Industrial Competitive Enhancement Act of Japan with the above mentioned content, and our obtaining the above mentioned confirmation by the Minister of Economy Trade and Industry and the Minister of Justice.
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
Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such a matter together with a summary of the proposal to be submitted by such a shareholder in a convocation notice to our shareholders, by submitting a request to a director at least eight weeks prior to the date set for such a meeting (provided that we are able to limit the number of such matters proposed by each shareholder to 10), with an individual shareholder notice (as described in “— Register of Shareholders”).

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
•    a share delivery (kabushiki kofu) for the purpose of making another corporation a subsidiary, subject to certain exceptions under which a shareholders’ resolution is not required;
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
Our own shares acquired by us may be held by us as treasury stock for any period or may be canceled by resolution of the board of directors or by determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a resolution of the board of directors or determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “— Rights to Allotment of Shares” above. We may also utilize our treasury stock (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, share delivery or corporate split through exchange of treasury stock for shares or assets of the acquired company.
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
In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if
•    notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder’s registered address in the register of our shareholders or at the address otherwise notified to us, and
•    the shareholder fails to receive distribution of Surplus on the shares for a continuous period of five or more years at the address registered in the register of our shareholders or at the address otherwise notified to us;
then we may sell or otherwise dispose of the shareholder’s shares at the market price after giving at least three months’ prior public and individual notices, and hold or deposit the proceeds of such sale or disposal for the shareholder.
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

C. Material Contracts
Acquisition of Nimbus Lakshmi, Inc.

On December 13, 2022, we entered into a share purchase agreement with Nimbus Therapeutics, LLC (“Nimbus”) to acquire all of the capital stock of Nimbus Lakshmi, Inc. (“Lakshmi”), a wholly owned subsidiary of Nimbus, that owns or controls the intellectual property rights and other associated assets related to the allosteric TYK2 inhibitor known internally at Nimbus as “NDI-034858”. Under the terms of the agreement, we agreed to pay Nimbus 4.0 billion USD upfront following the closing of the transaction(*), and will pay two milestone payments of 1.0 billion USD each upon achieving annual net sales of 4.0 billion USD and 5.0 billion USD of products developed from the “TAK-279” program, formally known as “NDI-034858” at Nimbus. The transaction closed on February 8, 2023. In addition, in connection with the transaction, we have agreed to assume Nimbus’s obligations under a January 2022 settlement agreement with Bristol-Myers Squib and its Celgene Corporation subsidiary (collectively, “BMS”) to make certain payments to BMS following the achievement of development, regulatory, and sales-based milestones for products developed from the TAK-279 program.
(*) Of the 4.0 billion USD upfront payment, 3.0 billion USD was paid in February 2023 and 0.9 billion USD was paid in April 2023. Remaining 0.1 billion USD is scheduled to be paid in August 2023.
See “Item 5.A. Operating Results—Factors Affecting Our Results of Operations “Acquisitions””.
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
(ii)    corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan (excluding partnerships falling within (iv));
(iii)    corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;
(iv)    general partnerships or limited partnerships under Japanese law or any similar partnerships under the laws of foreign countries, where either: (A) 50% or more of the capital contributions to those entities are made by individuals who do not reside in Japan or certain other foreign investors or (B) a majority of the general partners of such entities are individuals who do not reside in Japan or certain other foreign investors; or
(v)    corporations or other entities of which a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation are individuals who do not reside in Japan.
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
If a foreign investor acquires shares or voting rights of a Japanese corporation that is listed on a Japanese stock exchange, such as the shares of our common stock and ADSs, or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings and holdings of its closely-related persons (as defined in the Foreign Exchange Regulations), directly or indirectly holds 1% or more of (i) the total issued shares or (ii) the total voting rights of the relevant corporation (shares and voting rights of the relevant corporation to be acquired are referred to as the “Inward Direct Investment Shares”), such an acquisition constitutes an “inward direct investment” under the FEFTA.

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
In addition, in the event a foreign investor, in combination with any holdings of its closely-related persons, directly or indirectly holds 1% or more of the total voting rights of a Japanese listed corporation engaging in the Designated Business Sectors, certain other activities of such a foreign investor such as (i) voting for appointment of his/herself or a person related thereto (as defined in the Foreign Exchange Regulations) as a director or corporate auditor of such corporation and (ii) proposal and voting for transfer or abolishment of business activities related to the Designated Business Sectors of such a corporation also constitute “inward direct investments” and, as a result, are subject to the prior notification requirements under the FEFTA.
Exemption from Prior Notification
Irrespective of the foregoing, where any of the business conducted by the investee Japanese corporation falls within certain Designated Business Sectors specified in the Foreign Exchange Regulations (the “Core Sectors”, Core Gyoshu) (we are currently conducting business falling within the Core Sectors), the foreign investor (including (a) the foreign financial institutions specified in the Foreign Exchange Regulations and (b) sovereign wealth funds or public pension funds which have been accredited by the Japanese government and excluding the foreign financial institutions specified in the Foreign Exchange Regulations), who (i) acquires less than 10% of the Inward Direct Investment Shares (comprised of the aggregate amount of any existing holdings and holdings of its closely-related persons) of such a Japanese corporation, and (ii) complies with the following conditions is not required to make a prior notification upon his/her acquisition of the Inward Direct Investment Shares since an exemption therefrom is applicable, as long as;
(a)    the foreign investor and its related persons (as defined in the Foreign Exchange Regulations) will not become board members of such corporation or its certain related corporations;
(b)    the foreign investor will not propose transfer or abolishment of the business activities related to the Designated Business Sectors to or at a general meeting of shareholders;
(c)    the foreign investor will not access non-public information about the technology of such a corporation or its certain related corporations in relation to business activities related to Designated Business Sectors;
(d)    the foreign investor will not attend the meetings of the board of directors or executive committees of corporation or its certain related corporations that make important decisions in connection with business activities related to the Core Sectors; and
(e)    the foreign investor will not make any proposals, in a written form, to the board of directors or executive committees that make important decisions or their members of such corporation or its certain related corporations requesting that they respond and/or take any action in connection with business activities related to the Core Sectors by a certain deadline.
Further, foreign financial institutions specified in the Foreign Exchange Regulations who comply with conditions (a), (b) and (c) above are exempted from prior notification requirements.
This exemption is not applicable to certain types of foreign investors (for example, a foreign investor with a certain record of sanctions due to violation of the Foreign Exchange Regulations, or state-owned enterprises except those who are accredited by the Minister of Finance), and such foreign investors must file the prior notification set forth above.
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
Distributions
Under U.S. federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that we distribute with respect to the ADSs will be qualified dividend income if the ADSs are readily tradable on an established securities market in the U.S. in the year that we distribute the dividend. Our ADSs are listed on the NYSE which is considered an established securities market in the U.S. We therefore expect that dividends that we distribute on our ADSs will be qualified dividend income, provided that you satisfy the aforementioned holding period requirements.
You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in income will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the dividend is distributed, even if the depositary (a) converts the yen into U.S. dollars at a different rate or (b) does not convert the dividend payment into U.S. dollars. If the depositary converts the yen into U.S. dollars at a different rate, then you will recognize U.S. source ordinary income (that would not be treated as qualified dividends) or loss equal to the difference between the U.S. dollars that you receive and the U.S. dollar amount that you included as dividend income. If the depositary does not convert the dividend payment into U.S. dollars, then you will recognize U.S. source ordinary income (that would not be treated as qualified dividend income) or loss upon a conversion of the yen into U.S. dollars equal to the difference between the U.S. dollars that you receive in the conversion and the U.S. dollar amount that you included as dividend income.
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
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
We intend to submit any annual report to security holders required to be furnished on Form 6-K in electronic format in accordance with the EDGAR Filer Manual.
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
Direct and Indirect Payments by the Depositary
The depositary has agreed to make revenue sharing payments to us based on a fixed portion of the net issuance, net cancellation and net depositary servicing fees received by it under the deposit agreement, subject to a minimum annual payment based on the total of such fees received by the depositary. In the fiscal year ended March 31, 2023, we received 1.0 million USD of such revenue sharing payments.
The depositary has also agreed to waive fees and expenses for services provided to us, to ADS holders or to their respective brokers by the depositary in connection with the establishment, administration and ongoing servicing of the ADS program. Furthermore, the depositary has agreed to waive fees for certain value-added services, including training for our staff, investor relations advisory services and access to the depositary’s analytics and reporting platform. Accordingly, in the fiscal year ended March 31, 2023, the depositary waived approximately 0.1 million USD of fees and expenses.

Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
We have carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of March 31, 2023. Disclosure controls and procedures require that information to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO have concluded that, as of March 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level.
Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Takeda’s internal control over financial reporting is designed to provide reasonable assurance to management regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements in accordance with IFRS. Management assessed the effectiveness of Takeda’s internal control over financial reporting as of March 31, 2023 based on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that, Takeda’s internal control over financial reporting is effective as of March 31, 2023. The effectiveness of internal control over financial reporting as of March 31, 2023 has been audited by KPMG AZSA LLC, our independent registered public accounting firm. Its audit report on the effectiveness of Takeda’s internal control over financial reporting is included in the audited consolidated financial statements.
Attestation Report of the Registered Public Accounting Firm
See “—Report of Independent Registered Public Accounting Firm” included in the audited consolidated financial statements.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended March 31, 2023 that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.
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

Item 16B. Code of Ethics
We have adopted the Takeda Global Code of Conduct, which applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Takeda Global Code of Conduct is posted on our corporate website at https://www.takeda.com/who-we-are/global-ethics-compliance/. No waivers to the Global Code of Conduct were granted to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions in the fiscal year ended March 31, 2023.
Item 16C. Principal Accountant Fees and Services
Audit and Non‑Audit Fees
The following table sets forth the fees billed to us by our independent certified public accountant, KPMG AZSA LLC (including its Japanese and non-Japanese affiliates), in the fiscal years ended March 31, 2022 and 2023:

	For the fiscal year ended March 31,
	2022		2023
	(billions of yen)
Audit fees (1)	~~¥~~	3.58	~~¥~~	3.64
Audit‑related fees (2)		0.04		0.05
Tax fees (3)		0.00		—
Other fees (4)		0.00		0.02
Total fees	~~¥~~	3.62	~~¥~~	3.71
____________
Notes:
(1)Audit fees were related to the audit of our consolidated financial statements and other services provided in connection with statutory and regulatory filings or engagements.
(2)Audit‑related fees include fees related to services for consent letter regarding the issuance of Form S-8 and services for comfort letters regarding the issuance of bonds.
(3)Tax fees were related to tax compliance and other tax-related services.
(4)Other fees in the fiscal years ended March 31, 2023 include services related to non-financial information.

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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2023:

	Total number of shares purchased (1)	Average price paid per share (yen)	Total number of shares purchased as part of publicly announced plans or programs (2)	Maximum approximate value of shares that may yet be purchased under the plans or programs (billions of yen)
April 1 to April 30, 2022	6,907,879	¥3,618.24	6,907,500	¥—
May 1 to May 31, 2022	554,846	3,692.56	554,400	—
June 1 to June 30, 2022	396	3,631.36	—	—
July 1 to July 31, 2022	490	3,921.73	—	—
August 1 to August 31, 2022	742	3,821.76	—	—
September 1 to September 30, 2022	504	3,851.94	—	—
October 1 to October 31, 2022	522	3,753.79	—	—
November 1 to November 30, 2022	318	3,865.88	—	—
December 1 to December 31, 2022	445	4,062.51	—	—
January 1 to January 31, 2023	241	4,081.51	—	—
February 1 to February 28, 2023	431	4,167.35	—	—
March 1 to March 31, 2023	239	4,290.56	—	—
Total	7,467,053	¥3,896.60	7,461,900	¥—
___________
Notes:
(1)Total number of shares purchased in the above table reflect (a) purchases of shares in relation to stock-based incentive compensation plans, (b) acquisition of own shares in relation to up to the 100.0 billion JPY share buyback approved by our board of directors on October 28, 2021 and (c) purchases of shares constituting less than one “unit” (100 shares).
A total of 5,153 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2023, due to our purchase of shares constituting less than one “unit” (100 shares) from holders of shares constituting less than one unit at the current market price of those shares.
(2)Total number of shares purchased as part of publicly announced plans or programs in the above table reflect (a) purchases of shares in May 2022 in relation to stock-based incentive compensation plans and (b) acquisition of own shares during April 2022 in relation to the share buyback resolved at the board of directors meeting on October 28, 2021.
On May 11, 2022, we announced that our board of directors resolved to continue the stock compensation plan which was introduced as a long-term incentive plan for members of the board of directors in the fiscal year ended March 31, 2017, as well as to continue the stock grant system which was introduced in the fiscal year ended March 31, 2015 as a global long-term incentive plan for Company Group Management in Japan.
On October 28, 2021, we announced that our board of directors had resolved to approve the repurchase of shares of common stock by us, consisting of a total of up to 35 million shares for a total aggregate purchase price of up to 100.0 billion JPY to be purchased through a trust bank between November 2, 2021 and April 29, 2022. Pursuant to this plan, we repurchased an aggregate of 6,907,500 shares during April 2022.
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
Takeda is a “company with audit and supervisory committee” as defined in the Companies Act. Companies with audit and supervisory committees are not required to have a majority of independent directors. Such companies must have a board of directors as well as an audit and supervisory committee consisting of at least three of its directors. A majority of the members of the audit and supervisory committee must be “external directors” as defined under the Companies Act, which differs from, and may be considered to be less stringent than, the director independence standards under the NYSE listed company manual in that the former constitute prescriptive requirements relating to service as company management. Additionally, under the regulations of the Tokyo Stock Exchange, we are required to have at least one director who is “independent” for the purposes of such regulations, which are more stringent than the requirements for “external directors” under the Companies Act, but also constitute certain prescriptive requirements relating to the director’s current or previous relationships with the company.
Our board of directors consists of 15 directors, of which 12 are external directors under the Companies Act. Our Audit and Supervisory Committee is comprised of four of our directors, all of whom qualify as external directors under this standard. Each of our external directors also qualifies as “independent” as described under “Director Independence (303A.02)” below, and each of the members of our Audit and Supervisory Committee qualifies as “independent” for purposes of Rule 10A-3 under the Exchange Act.
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
Code of Business Conduct and Ethics (303A.10)
U.S. domestic issuers listed on NYSE are required to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Although not required to do so under the NYSE listed company manual, we have established a global code of business conduct and ethics, known as the Takeda Global Code of Conduct, which is posted on our website. Although the Takeda Global Code of Conduct functions as a code of business conduct and ethics, it is not required to cover all of the same areas as that of a U.S. domestic issuer under the NYSE listed company manual. Pursuant to the requirements of Form 20-F, waivers, if any, to the Takeda Global Code of Conduct given to our directors or senior management are disclosed by us in our annual reports on Form 20-F. No such waivers were granted in the fiscal year ended March 31, 2023.
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
Exhibit 1.1
Articles of Incorporation of Takeda Pharmaceutical Company Limited (English Translation) (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form 6-K of the registrant furnished on March 1, 2023)

Exhibit 1.2*	Board of Directors Charter of Takeda Pharmaceutical Company Limited (English Translation).
Exhibit 1.3
Company Share Policy of Takeda Pharmaceutical Company Limited (English Translation) (incorporated by reference to Exhibit 1.3 to the Annual Report for the Fiscal Year Ended March 31, 2022 on Form 20-F of the registrant, filed on June 29, 2022).

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

Exhibit 4.1+
Collaboration Agreement dated December 14, 2009 by and between Seagen Inc. (f/k/a Seattle Genetics, Inc.) and Takeda Manufacturing U.S.A., Inc. (as successor in interest to Millennium Pharmaceuticals, Inc) (incorporated by reference to Exhibit 4.1 to the Annual Report for the Fiscal Year Ended March 31, 2021 on Form 20-F of the registrant, filed on June 29, 2021).

Exhibit 4.2
Amendment to Collaboration Agreement dated November 7, 2022 by and between Seagen Inc. and Takeda Manufacturing U.S.A., Inc. (incorporated by reference to Exhibit 10.2 to the Current Report of Seagen Inc. on Form 10-K filed on February 15, 2023).

Exhibit 4.3	Takeda Pharmaceutical Company Limited Long Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of the registrant filed on June 25, 2020).
Exhibit 4.4*	Stock Purchase Agreement by and between Takeda Pharmaceuticals U.S.A., Inc. and Nimbus Therapeutics, LLC
Exhibit 8.1	List of subsidiaries of Takeda Pharmaceutical Company Limited, as of March 31, 2023: See “Item 4. Information on the Company—C. Organizational Structure.”
Exhibit 12.1*	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a).
Exhibit 12.2*	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a).
Exhibit 13.1*	Certification of the chief executive officer required by 18 U.S.C. Section 1350.
Exhibit 13.2*	Certification of the chief financial officer required by 18 U.S.C. Section 1350.
Exhibit 15.1*	Consent of Independent Registered Public Accounting Firm.
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	The cover page for the registrant’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL
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
Date: June 28, 2023

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Takeda Pharmaceutical Company Limited and its subsidiaries (the Company) as of March 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 28, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of the provisions for U.S. Medicaid and U.S. commercial managed care rebates
As discussed in Notes 3 and 23 to the consolidated financial statements, the Company recorded provisions for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. State and Federal government health programs (collectively, “U.S. rebates”) of 293,385 million JPY which included U.S. Medicaid and U.S. commercial managed care programs as a reduction to gross sales to arrive at net sales as of March 31, 2023. The provisions for U.S. rebates are recorded in the same period that the corresponding revenues are recognized; however, the U.S. rebates are not fully paid until subsequent periods.
We identified the evaluation of the provisions for U.S. Medicaid and U.S. commercial managed care rebates as a critical audit matter. A high degree of auditor judgement was required to evaluate the expected product specific assumptions used to estimate the provisions for the U.S. Medicaid and U.S. commercial managed care rebates. The expected product specific assumptions relate to estimating which of the Company’s revenue transactions will ultimately be subject to the U.S. Medicaid and U.S. commercial managed care programs.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested operating effectiveness of certain internal controls over the Company’s U.S. Medicaid and U.S. commercial managed care programs provision process. This included controls related to the determination of the expected product specific assumptions used to estimate the provisions for U.S. Medicaid and U.S. commercial managed care programs. We developed independent expectations of U.S. Medicaid and U.S. commercial managed care programs provisions based on the ratios of historical U.S. Medicaid and U.S. commercial managed care programs claims paid to historical gross sales and compared the results to the Company’s estimated U.S. Medicaid and U.S. commercial managed care programs provisions. We compared a selection of U.S. Medicaid and U.S. commercial managed care programs claims paid by the Company for consistency with the contractual terms of the Company’s rebate agreements. We evaluated the Company’s ability to accurately estimate the provisions for U.S. Medicaid and U.S. commercial managed care programs by comparing historically recorded provisions to the actual amounts that were ultimately paid by the Company.

/s/ KPMG AZSA LLC
We have served as the Company’s auditor since 2007.
Tokyo, Japan
June 28, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Takeda Pharmaceutical Company Limited and its subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated June 28, 2023 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG AZSA LLC
Tokyo, Japan
June 28, 2023

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Profit or Loss for the Year Ended March 31,

		JPY (millions, except per share data)
	Note	2021	2022	2023
Revenue	4	¥3,197,812	¥3,569,006	¥4,027,478
Cost of sales		(994,308)	(1,106,846)	(1,244,072)
Selling, general and administrative expenses		(875,663)	(886,361)	(997,309)
Research and development expenses		(455,833)	(526,087)	(633,325)
Amortization and impairment losses on intangible assets associated with products	12	(421,864)	(472,915)	(542,443)
Other operating income	5	318,020	43,123	25,424
Other operating expenses	5	(258,895)	(159,075)	(145,247)
Operating profit		509,269	460,844	490,505
Finance income	6	105,521	23,700	62,913
Finance expenses	6	(248,631)	(166,607)	(169,698)
Share of profit (loss) of investments accounted for using the equity method	14	76	(15,367)	(8,630)
Profit before tax		366,235	302,571	375,090
Income tax (expenses) benefit	7	9,936	(72,405)	(58,052)
Net profit for the year		¥376,171	¥230,166	¥317,038
Attributable to:
Owners of the Company	8	¥376,005	¥230,059	¥317,017
Non-controlling interests		166	107	21
Net profit for the year		¥376,171	¥230,166	¥317,038
Earnings per share (JPY)
Basic earnings per share	8	¥240.72	¥147.14	¥204.29
Diluted earnings per share	8	238.96	145.87	201.94

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Comprehensive Income for the Year Ended March 31,

		JPY (millions)
	Note	2021	2022	2023
Net profit for the year		¥376,171	¥230,166	¥317,038
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	9	61,866	(14,626)	(2,654)
Remeasurement of defined benefit pension plans	9	4,866	20,783	17,752
		66,732	6,158	15,098
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9	309,304	583,969	618,773
Cash flow hedges	9	(45,345)	2,173	(21,451)
Hedging cost	9	(9,147)	2,457	(16,993)
Share of other comprehensive loss of investments accounted for using the equity method	9, 14	(299)	(497)	(892)
		254,513	588,103	579,437
Other comprehensive income for the year, net of tax	9	321,245	594,261	594,535
Total comprehensive income for the year		¥697,416	¥824,427	¥911,574
Attributable to:
Owners of the Company		¥697,202	¥824,258	¥911,529
Non-controlling interests		214	168	45
Total comprehensive income for the year		¥697,416	¥824,427	¥911,574

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Financial Position as of March 31,

		JPY (millions)
	Note	2022	2023
Assets
Non-current assets:
Property, plant and equipment	10	¥1,582,800	¥1,691,229
Goodwill	11	4,407,749	4,790,723
Intangible assets	12	3,818,544	4,269,657
Investments accounted for using the equity method	14	96,579	99,174
Other financial assets	15	233,554	279,683
Other non-current assets		82,611	63,325
Deferred tax assets	7	362,539	366,003
Total non-current assets		10,584,376	11,559,794
Current assets:
Inventories	16	853,167	986,457
Trade and other receivables	17	696,644	649,429
Other financial assets	15	25,305	20,174
Income taxes receivable		27,733	32,264
Other current assets		141,099	160,868
Cash and cash equivalents	18	849,695	533,530
Assets held for sale	19	—	15,235
Total current assets		2,593,642	2,397,956
Total assets		¥13,178,018	¥13,957,750

See accompanying notes to consolidated financial statements.

		JPY (millions)
	Note	2022	2023
Liabilities and Equity
Liabilities:
Non-current liabilities:
Bonds and loans	20	¥4,141,418	¥4,042,741
Other financial liabilities	21	468,943	534,269
Net defined benefit liabilities	22	145,847	127,594
Income taxes payable		21,634	24,558
Provisions	23	52,199	55,969
Other non-current liabilities	24	67,214	65,389
Deferred tax liabilities	7	451,511	270,620
Total non-current liabilities		5,348,764	5,121,138
Current liabilities:
Bonds and loans	20	203,993	339,600
Trade and other payables	25	516,297	649,233
Other financial liabilities	21	196,071	185,537
Income taxes payable		200,918	232,377
Provisions	23	443,502	508,360
Other current liabilities	24	584,949	566,689
Liabilities held for sale	19	—	144
Total current liabilities		2,145,730	2,481,940
Total liabilities		7,494,495	7,603,078
Equity:
Share capital		1,676,263	1,676,345
Share premium		1,708,873	1,728,830
Treasury shares		(116,007)	(100,317)
Retained earnings		1,479,716	1,541,146
Other components of equity		934,173	1,508,119
Equity attributable to owners of the Company		5,683,019	6,354,122
Non-controlling interests		504	549
Total equity		5,683,523	6,354,672
Total liabilities and equity		¥13,178,018	¥13,957,750

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

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2022	¥1,676,263	¥1,708,873	¥(116,007)	¥1,479,716	¥984,141	¥22,068	¥(65,901)	¥(6,135)	¥—	¥934,173	¥5,683,019	¥504	¥5,683,523
Effect of hyperinflation				(1,960)	4,121					4,121	2,161		2,161
Restated opening balance	1,676,263	1,708,873	(116,007)	1,477,756	988,263	22,068	(65,901)	(6,135)	—	938,294	5,685,180	504	5,685,684
Net profit for the year				317,017						—	317,017	21	317,038
Other comprehensive income (loss)					617,866	(2,663)	(21,451)	(16,993)	17,752	594,512	594,512	24	594,535
Comprehensive income (loss) for the year	—	—	—	317,017	617,866	(2,663)	(21,451)	(16,993)	17,752	594,512	911,529	45	911,574
Transactions with owners:
Issuance of new shares (Note 26)	82	82								—	164		164
Acquisition of treasury shares (Note 26)		(5)	(27,060)							—	(27,065)		(27,065)
Disposal of treasury shares		0	0							—	1		1
Dividends (Note 26)				(278,313)						—	(278,313)		(278,313)
Transfers from other components of equity				24,687		(6,935)			(17,752)	(24,687)	—		—
Share-based compensation (Note 28)		62,670								—	62,670		62,670
Exercise of share-based awards (Note 28)		(42,791)	42,749							—	(42)		(42)
Total transactions with owners	82	19,956	15,689	(253,626)	—	(6,935)	—	—	(17,752)	(24,687)	(242,586)	—	(242,586)
As of March 31, 2023	¥1,676,345	¥1,728,830	¥(100,317)	¥1,541,146	¥1,606,128	¥12,470	¥(87,352)	¥(23,127)	¥—	¥1,508,119	¥6,354,122	¥549	¥6,354,672

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows for the Year Ended March 31,

		JPY (millions)
	Note	2021	2022	2023
Cash flows from operating activities:
Net profit for the year		¥376,171	¥230,166	¥317,038
Depreciation and amortization		559,671	583,151	664,400
Impairment losses		25,452	54,515	64,394
Equity-settled share-based compensation		37,663	43,374	60,672
Change in estimate of liabilities related to SHP647	5	(60,179)	—	—
Loss (gain) on sales and disposal of property, plant and equipment		(2,109)	655	10
Gain on divestment of business and subsidiaries		(229,993)	(7,829)	(6,807)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net		59,277	(11,195)	3,991
Finance (income) and expenses, net		143,110	142,907	106,785
Share of loss (profit) of investments accounted for using the equity method		(76)	15,367	8,630
Income tax expenses (benefit)		(9,936)	72,405	58,052
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables		(9,316)	127,294	75,127
Decrease (increase) in inventories		25,978	(46,148)	(79,155)
Increase (decrease) in trade and other payables		36,620	125,157	(84,804)
Increase (decrease) in provisions		49,099	(58,090)	31,899
Increase (decrease) in other financial liabilities		173,400	(49,608)	31,669
Other, net		37,786	41,409	(88,778)
Cash generated from operations		1,212,618	1,263,528	1,163,122
Income taxes paid		(235,801)	(147,724)	(198,439)
Tax refunds and interest on tax refunds received		34,114	7,301	12,473
Net cash from operating activities		1,010,931	1,123,105	977,156
Cash flows from investing activities:
Interest received		1,105	2,919	5,054
Dividends received		387	3,401	3,562
Acquisition of property, plant and equipment		(111,206)	(123,252)	(140,657)
Proceeds from sales of property, plant and equipment		46,453	1,815	962
Acquisition of intangible assets		(125,262)	(62,785)	(493,032)
Acquisition of investments		(12,596)	(8,341)	(10,151)
Proceeds from sales and redemption of investments		74,604	16,921	22,254
Acquisition of businesses, net of cash and cash equivalents acquired		—	(49,672)	—
Proceeds from sales of business, net of cash and cash equivalents divested		530,388	28,196	7,958
Other, net		(10,343)	(7,328)	(3,052)
Net cash from (used in) investing activities		393,530	(198,125)	(607,102)
Cash flows from financing activities:
Net increase (decrease) in short-term loans and commercial papers	27	(149,043)	(2)	40,000
Proceeds from issuance of bonds and long-term loans	27	1,179,515	249,334	75,000
Repayments of bonds and long-term loans	27	(1,651,706)	(810,115)	(356,670)
Payments for settlement of forward rate agreement related to bonds		(34,830)	—	—
Acquisition of treasury shares		(2,141)	(77,531)	(26,929)
Interest paid		(107,350)	(108,207)	(108,555)
Dividends paid		(283,357)	(283,665)	(279,416)
Repayments of lease liabilities	27	(39,270)	(39,694)	(43,401)
Other, net		(172)	(385)	(9,178)
Net cash used in financing activities		(1,088,354)	(1,070,265)	(709,148)
Net increase (decrease) in cash and cash equivalents		316,107	(145,285)	(339,094)
Cash and cash equivalents at the beginning of the year	18	637,614	966,222	849,695
Effects of exchange rate changes on cash and cash equivalents		12,501	28,758	22,929
Cash and cash equivalents at the end of the year	18	966,222	849,695	533,530

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
Approval of Financial Statements
The Company’s consolidated financial statements presented were approved on June 28, 2023 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer (“CFO”) Costa Saroukos.
Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including equity investments, derivative financial instruments, financial assets and liabilities associated with contingent consideration arrangements, and the application of hyperinflationary accounting at subsidiaries.
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
New Accounting Standards and Interpretations Adopted
During the year ended March 31, 2023, there were no new accounting standards applied by Takeda that had a significant impact on Takeda’s consolidated financial statements.
New Accounting Standards and Interpretations Issued and Not Yet Adopted
On May 23, 2023, amendments to IAS 12 Income Taxes (“IAS12”) were issued to clarify requirements relating to the International Tax Reform - Pillar Two model rules. As required by the amended IAS12, Takeda adopted immediately and retrospectively the exception to neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two model rules. The amended IAS12 requirements to provide new disclosures regarding the exposure of Pillar Two model rules to the consolidated financial statements are applicable to Takeda from the fiscal year beginning April 1, 2023.
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
Foreign Operations
The assets and liabilities of foreign operations are translated using the spot exchange rates at the end of the reporting period, while income and expenses of foreign operations presented in profit or loss and other comprehensive income are translated using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at the dates of the transactions. When a foreign operation’s functional currency is the currency of a hyperinflationary economy, adjustments are made to its separate financial statements to reflect current price levels, and income and expenses of the foreign operation are translated into the presentation currency at the exchange rate at the end of the reporting period. The impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period is recorded in other comprehensive income.
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
Takeda identifies a contract modification in case of a change in the scope or price (or both) of a contract. If a contract modification is not accounted for as a separate contract, both of the revenue recognized before and after contract modification is presented in the same categories of the disaggregation of revenue information.
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
Deferred tax assets and liabilities are not recognized for the following temporary differences:
•Taxable temporary differences arising on the initial recognition of goodwill
•The initial recognition of assets and liabilities in transactions that are not business combinations and affect neither accounting profit nor taxable profit (loss) at the time of the transaction
•Deductible temporary differences arising from investments in subsidiaries and associates, when it is not probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized
•Taxable temporary differences arising from investments in subsidiaries and associates when the timing of the reversal of the temporary differences is controllable and it is not probable that they will reverse in the foreseeable future
Further, Takeda has not recognized nor disclosed deferred tax assets and liabilities of income taxes relating to the Pillar Two model’s rules published by the Organization for Economic Cooperation and Development (“OECD”) , as required by IAS 12 as amended on May 23, 2023.
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

Property, Plant and Equipment
Property, plant and equipment are measured using the cost model and is stated at cost less accumulated depreciation and accumulated impairment loss. Acquisition cost includes mainly the costs directly attributable to the acquisition and the initial estimated dismantlement, removal, and restoration costs associated with the asset. Except for assets that are not subject to depreciation, such as land and construction in progress, assets are depreciated mainly using the straight-line method over the estimated useful life of the asset. Right of use (“ROU”) assets are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life unless it is reasonably certain that Takeda will obtain ownership by the end of the lease term. The depreciation of these assets begins when they are available for use.
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
Derivatives
Takeda hedges the risks arising mainly from its exposure to fluctuations in foreign currency exchange rates and interest rates using derivatives such as foreign exchange forward contracts, currency options, interest rate swaps, cross currency interest rate swaps and interest rate future. In addition, Takeda hedges the risks arising from its exposure to fluctuations in prices of renewable energy using forward contracts. Takeda does not enter into derivative transactions for trading or speculative purposes. Derivatives are measured at FVTPL unless the derivative contracts are designated as hedging instruments. The gains and losses on derivatives that are not designed as hedging instruments are recognized in profit or loss. The treatment of the change in fair value for derivatives designated as hedging instruments varies based on the type of hedge as described below.

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
Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Sales of pharmaceutical products	¥3,105,376	¥3,295,723	¥3,922,280
Out-licensing and service income	92,436	273,283	105,198
Total	¥3,197,812	¥3,569,006	¥4,027,478
Revenue by Therapeutic Area and Product

	JPY (millions) For the Year Ended March 31

	2021	2022	2023
Gastroenterology:
ENTYVIO	¥429,281	¥521,778	¥702,744
TAKECAB/VOCINTI (1)	84,822	102,397	108,719
GATTEX/REVESTIVE	64,564	75,751	93,076
DEXILANT	55,572	50,763	69,371
PANTOLOC/CONTROLOC (2)	43,120	40,275	45,518
ALOFISEL	784	1,843	2,725
Others	99,657	82,877	72,388
Total Gastroenterology	777,800	875,685	1,094,541
Rare Diseases:
Rare Hematology:
ADVATE	128,535	118,491	118,188
ADYNOVATE/ADYNOVI	58,070	60,726	66,553
FEIBA	44,495	39,162	41,268
RECOMBINATE	13,389	12,297	12,762
HEMOFIL/IMMUNATE/IMMUNINE	18,662	17,722	19,581
Others	26,648	35,291	46,367
Total Rare Hematology	289,799	283,689	304,718
Rare Genetics and Other:
TAKHZYRO	86,718	103,242	151,800
ELAPRASE	68,786	73,119	85,321
REPLAGAL	51,764	51,714	66,741
VPRIV	38,518	42,408	48,372
LIVTENCITY	—	1,325	10,501
Others	56,161	55,698	55,989
Total Rare Genetics and Other	301,947	327,507	418,724
Total Rare Diseases	591,746	611,196	723,442

	JPY (millions) For the Year Ended March 31

	2021	2022	2023
PDT Immunology:
immunoglobulin	334,874	385,864	522,211
albumin	57,580	90,035	121,446
Others	27,935	31,052	34,786
Total PDT Immunology	420,389	506,951	678,443
Oncology:
LEUPLIN/ENANTONE	95,365	106,459	111,311
NINLARO	87,396	91,203	92,691
ADCETRIS	59,432	69,190	83,937
ICLUSIG	34,193	34,860	47,206
VELCADE	101,112	110,046	27,759
ALUNBRIG	8,806	13,644	20,556
EXKIVITY	—	962	3,732
Others	30,208	42,367	51,551
Total Oncology	416,512	468,730	438,742
Neuroscience:
VYVANSE/ELVANSE	271,531	327,052	459,289
TRINTELLIX	68,869	82,315	100,081
Others	76,897	72,926	78,341
Total Neuroscience	417,297	482,294	637,711
Other:
AZILVA-F (1)	82,205	76,297	72,897
LOTRIGA	31,765	32,690	16,732
Others (3)	460,098	515,164	364,968
Total Other	574,068	624,150	454,598
Total	¥3,197,812	¥3,569,006	¥4,027,478
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole
(3) The figure for the year ended March 31, 2021 include the revenue of Takeda Consumer Healthcare Company Limited, which was divested on March 31, 2021.
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

Geographic Information
Takeda’s revenue from contracts with customers is based in the following geographic locations:

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Japan	¥559,748	¥658,983	¥512,043
U.S.	1,567,931	1,714,421	2,103,772
Europe and Canada	666,177	739,168	842,668
Asia (excluding Japan)	156,240	196,964	225,007
Latin America	121,638	128,467	160,375
Russia/CIS	57,560	62,057	88,431
Other	68,518	68,945	95,182
Total	¥3,197,812	¥3,569,006	¥4,027,478
“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.
Takeda’s non-current assets are held in the following geographic locations:

	JPY (millions) As of March 31
	2022	2023
Japan	¥401,019	¥373,133
U.S.	6,663,654	7,560,491
Switzerland	1,514,645	799,325
Ireland	104,943	792,382
Other	1,172,959	1,258,787
Total	¥9,857,219	¥10,784,117
Non-current assets exclude financial instruments, deferred tax assets and net defined benefit assets.
Information Related to Major Customers
During the years ended March 31, 2021 and 2022, AmerisourceBergen Corporation and its subsidiaries (collectively, “AmerisourceBergen Group”) and McKesson Corporation and its subsidiaries (collectively, “McKesson Group”) represented more than 10% of Takeda’s sales. The sales to AmerisourceBergen Group were 370,759 million JPY and 504,487 million JPY for the years ended March 31, 2021 and 2022, respectively. The sales to McKesson Group were 345,292 million JPY and 406,709 million JPY for the years ended March 31, 2021 and 2022, respectively.
During the year ended March 31, 2023, AmerisourceBergen Group, McKesson Group and Cardinal Health, Inc. and its subsidiaries (collectively, “Cardinal Health Group”) represented more than 10% of Takeda’s sales. The sales to AmerisourceBergen Group, McKesson Group and Cardinal Health Group were 575,294 million JPY, 540,356 million JPY and 424,527 million JPY, respectively, for the year ended March 31, 2023.

Other Revenue Information
Contract Balances

	JPY (millions) As of March 31
	2022	2023
Receivables from contracts with customers
Trade receivables (Note 17)	¥617,518	¥575,431
Contract assets
Unbilled receivables	5,926	2,628
Contract liabilities
Deferred income (Note 24)	50,832	8,609
Advance payments	81	19

Takeda’s contract assets relate to the right to receive consideration where performance was completed based on the contract, and trade receivables are recognized when the right to receive consideration becomes unconditional.
Takeda’s contract liabilities primarily relate to out-licensing arrangements or product purchase and supply agreements where Takeda receives cash consideration prior to the completion of its performance obligations under the agreements. The revenue recognized during the years ended March 31, 2021, 2022, and 2023 that was included in the contract liability balance as of the beginning of the year was 1,165 million JPY, 30,022 million JPY, and 49,319 million JPY, respectively. The revenue recognized during the years ended March 31, 2021, 2022, and 2023 from performance obligations satisfied (or partially satisfied) in previous periods was 57,903 million JPY, 49,220 million JPY, and 79,251 million JPY, respectively, and primarily relates to royalty income.
Transaction price allocated to the remaining performance obligations

	JPY (millions)
	Total	Duration of the remaining performance obligations
		Within one year	Between one and five years	More than five years
Contract liabilities as of March 31, 2022	¥50,913	¥43,721	¥5,288	¥1,904
Contract liabilities as of March 31, 2023	8,628	6,394	458	1,775

5.    Other Operating Income and Expenses

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Other operating income:
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements (Note 27)	¥13,663	¥11,195	¥—
Gain on sales of property, plant and equipment and investment property	4,734	1,148	2,094
Gain on divestment of business to Teva Takeda Yakuhin	1,460	1,414	6,807
Gain on divestment of business and subsidiaries (Note 19)	228,923	5,602	—
Change in estimate of liabilities related to SHP647	60,179	—	4,102
Other	9,061	23,762	12,421
Total	¥318,020	¥43,123	¥25,424

Other operating expenses:
Donations and contributions	¥8,412	¥8,255	¥7,685
Restructuring expenses (Note 23)	115,875	83,836	59,234
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements (Note 27)	72,940	—	3,991
Valuation reserve for pre-launch inventories	19,486	20,723	9,466
Impairment of assets held for sale (Note 19)	530	—	4,693
Other	41,652	46,261	60,178
Total	¥258,895	¥159,075	¥145,247
For the year ended March 31, 2021, gain on divestment of business and subsidiaries includes sale of shares and relevant assets of Takeda Consumer Healthcare Company Limited and other non-core assets. Change in estimate of liabilities related to SHP647 for the year ended March 31, 2021 is revaluation gain of liabilities for the future costs, such as program termination costs of pipeline compound SHP647 and certain associated rights ("SHP647")(Note). This revaluation gain was recorded upon the European Commission's decision in May 2020 to release Takeda's obligation to divest SHP647.
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
For the years ended March 31, 2021, 2022 and 2023 other in other operating expenses includes legal provision for certain legal proceeding of 17,401 million JPY and 20,319 million JPY and 16,455 million JPY, respectively. Other in other operating expenses for the year ended March 31, 2023 also includes a 16,470 million JPY write-off of option fees Takeda paid as part of collaboration agreements.

6.    Finance Income and Expenses

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Finance Income:
Interest income
Interest income from financial assets measured at amortized cost	¥1,117	¥3,880	¥4,187
Interest income from financial assets measured at fair value through P&L	660	700	1,318
Interest income on sublease	4	11	3
Total interest income	1,781	4,591	5,508
Dividend income
Dividend income from financial assets measured at fair value through OCI and disposed of during the period	252	8	6
Dividend income from financial assets measured at fair value through OCI and held at end of the period	120	164	267
Total dividend income	372	172	273
Gain on derivative financial assets – Foreign exchange hedge	81,744	—	4,476
Gain on derivative financial assets – Warrants	10,246	—	15,896
Gain on derivative financial assets – Virtual power purchase agreement	—	—	6,843
Remeasurement to fair value of pre-existing interest in an acquiree	—	8,482	22,416
Other	11,378	10,455	7,501
Total	¥105,521	¥23,700	¥62,913

Finance Expenses:
Interest expense
Interest expense on financial debt	¥118,682	¥108,498	¥100,393
Interest expense on lease liabilities	12,124	13,934	16,580
Total interest expense	130,806	122,432	116,973
Loss on derivative financial assets – Foreign exchange hedge	—	2,112	—
Loss on derivative financial assets – Warrants	—	20,483	—
Loss on derivative financial assets – Virtual power purchase agreement	—	—	6,843
Loss on foreign currency exchange, net	97,319	1,791	14,205
Hyperinflation effect expense	—	3,698	12,256
Other	20,506	16,091	19,421
Total	¥248,631	¥166,607	¥169,698

7.    Income Taxes
Income Tax Expense (Benefit)
The composition of income tax expense (benefit) is as follows:

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Current tax expense	¥131,952	¥208,513	¥246,578
Deferred tax benefit	(141,888)	(136,108)	(188,526)
Total	¥(9,936)	¥72,405	¥58,052
Current tax expense includes the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects decreased current tax expense by 12,236 million JPY, 11,315 million JPY and 17,529 million JPY for the years ended March 31, 2021, 2022 and 2023, respectively.
Deferred tax benefit includes the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects decreased deferred tax expense by 57,200 million JPY, 11,914 million JPY and 54,974 million JPY for the years ended March 31, 2021, 2022 and 2023, respectively.
Takeda is mainly subject to income taxes, inhabitant tax, and deductible enterprise tax in Japan. The statutory tax rate calculated based on these taxes is 30.6% for the years ended March 31, 2021, 2022 and 2023.
The following is a reconciliation from income tax expense at Takeda's domestic (Japanese) statutory tax rate to Takeda's income tax expense (benefit) reported for the year ended March 31:

	JPY (millions)
	2021	2022	2023
Profit before tax	¥366,235	¥302,571	¥375,090
Income tax expense at Takeda’s domestic (Japanese) statutory tax rate of 30.6%	111,995	92,526	114,703
Non-deductible expenses for tax purposes (1)	26,117	6,071	15,158
Changes in unrecognized deferred tax assets and deferred tax liabilities (2)	(137,032)	(8,831)	(21,791)
Tax credits	(25,673)	(32,948)	(26,676)
Differences in applicable tax rates of overseas subsidiaries (3)	(258)	24,496	(31,446)
Changes in tax effects of undistributed profit of overseas subsidiaries	5,694	(20,359)	6,174
Effect of changes in applicable tax rates and tax law (4)	(5,073)	(39,661)	2,482
Tax contingencies (5)	(13,164)	58,540	13,991
Effect of prior year items	(10,689)	(4,762)	(7,524)
Entity reorganizations/Divestments (6)	36,117	2,041	(6,321)
Other	2,030	(4,708)	(698)
Income tax expense (benefit) reported for the year	¥(9,936)	¥72,405	¥58,052
(1) Amounts for the years ended March 31, 2021, 2022 and 2023 include the impact from intra territory eliminations, the pre-tax effect of which has been eliminated in arriving at Takeda’s consolidated income from continuing operations before income taxes. Amount for the years ended March 31, 2021 and March 31, 2023 also include non-deductible interest due to Japanese earnings stripping rules.
(2) Amounts for the years ended March 31, 2021, 2022 and 2023 include deferred tax expenses (benefits) associated with carried forward net operating losses. Amount for the year ended March 31, 2021 is driven by capital losses related to restructuring of subsidiaries. The amount for the year ended March 31, 2023 is driven by recognition of tax benefits from previously unrecognized tax losses as result of internal entity restructuring transactions.
(3) Amounts for the years ended March 31, 2021, 2022 and 2023 include unitary and minimum taxes on overseas subsidiaries.
(4) Amount for the year ended March 31, 2022 includes 39,106 million JPY deferred tax benefit related to a blended state tax rate change as a result of legal entity restructuring in the US.
(5) Tax benefit amount for the year ended March 31, 2021 primarily relates to the tax benefits driven by favorable audit settlements. Tax expense amount for the year ended March 31, 2022 includes 65,942 million JPY from the AbbVie break fee case.
(6) 36,117 million JPY impact for the year ended March 31, 2021 primarily relates to the basis difference of divested assets, between accounting which includes goodwill and tax.

The increase in Takeda’s income tax expense between the years ended March 31, 2021 and 2022 was primarily due to a tax charge in the year ended March 31, 2022 arising from a tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014. Tax expense related to the write down of deferred tax assets from carried forward net operating losses in Japan and lower tax benefits from legal entity reorganizations were partially offset by a reduction of deferred tax liabilities on undistributed profits and a decrease in US blended state tax rates.

The decrease in Takeda’s income tax expense between the years ended March 31, 2022 and 2023 was primarily due to increased tax benefits from recognition of deferred tax assets and decreased tax charges for US international tax provisions in the year ended March 31, 2023. Tax expense for the year ended March 31,2022 includes a charge for the AbbVie break fee case partially offset by the benefits from the US state blended tax rate change and reductions of deferred tax liabilities on undistributed earnings.
As a company with worldwide operations, Takeda is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms. In December 2021, the OECD issued model rules for a new global minimum tax framework (Pillar Two). On March 28, 2023, Japan enacted legislation incorporating the model rules established by the OECD that will apply to years beginning on or after April 1, 2024. Takeda will be required to operate within the global minimum tax framework which requires calculation of a new measure of effective tax rate by jurisdiction. It is possible this may result in top-up taxes in some territories in which Takeda operates. Takeda continues to review the legislation to understand potential impacts.
Deferred Taxes
Deferred tax assets and liabilities reported in the consolidated statements of financial position are as follows:

	JPY (millions) As of March 31
	2022	2023
Deferred tax assets	¥362,539	¥366,003
Deferred tax liabilities	(451,511)	(270,620)
Net deferred tax assets (liabilities)	¥(88,972)	¥95,383
The major items and changes in deferred tax assets and liabilities are as follows:

	JPY (millions)
	As of April 1, 2021	Recognized in profit or (loss)	Recognized in other comprehensive income	Other(1)	As of March 31, 2022
Research and development expenses	¥35,461	¥(4,250)	¥—	¥1,988	¥33,199
Inventories	90,729	(6,375)	—	10,176	94,530
Property, plant and equipment	(80,344)	9,721	—	848	(69,775)
Intangible assets	(561,950)	131,465	—	(66,995)	(497,480)
Financial assets measured at FVTOCI	(23,766)	—	2,669	14,338	(6,759)
Accrued expenses and provisions	139,239	12,931	—	3,160	155,330
Defined benefit plans	19,270	(468)	(6,107)	761	13,456
Deferred income	20,970	(4,256)	—	(5,489)	11,225
Unused tax losses	150,951	(35,160)	—	3,662	119,453
Tax credits	62,389	(28,573)	—	5,096	38,912
Investments in subsidiaries and associates	(69,151)	37,941	—	—	(31,210)
Cash flow hedges	30,023	—	(957)	(35)	29,031
Other	(2,904)	23,132	(1,411)	2,300	21,116
Total	¥(189,083)	¥136,108	¥(5,806)	¥(30,190)	¥(88,972)

	JPY (millions)
	As of April 1, 2022	Recognized in profit or (loss)	Recognized in other comprehensive income	Other(1)	As of March 31, 2023
Research and development expenses	¥33,199	¥98,057	¥—	¥4,974	¥136,230
Inventories	94,530	11,863	—	4,518	110,911
Property, plant and equipment	(69,775)	2,834	—	(4,818)	(71,759)
Intangible assets	(497,480)	86,244	—	(41,358)	(452,594)
Financial assets measured at FVTOCI	(6,759)	—	214	1,417	(5,128)
Accrued expenses and provisions	155,330	(6,402)	—	16,115	165,043
Defined benefit plans	13,456	(2,855)	(5,563)	1,368	6,406
Deferred income	11,225	(3,911)	—	118	7,432
Unused tax losses	119,453	(24,662)	—	6,301	101,092
Tax credits	38,912	9,389	—	3,790	52,091
Investments in subsidiaries and associates	(31,210)	(5,581)	—	(47)	(36,838)
Cash flow hedges	29,031	—	9,449	—	38,480
Other	21,116	23,550	7,485	(8,134)	44,017
Total	¥(88,972)	¥188,526	¥11,585	¥(15,756)	¥95,383
(1) Other consists primarily of foreign currency translation differences, reclassification of deferred tax assets and liabilities classified as held for sale and the tax impact of items charged directly to equity. The aggregate amount of deferred tax related to items charged directly to equity for the years ended March 31, 2022 and 2023 was (1,460) million JPY and 2,204 million JPY, respectively.
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
Based on the level of historical taxable profits and projected future taxable profits during the periods in which the temporary differences become deductible, Takeda has determined that it is not probable a portion of the tax benefits can be utilized.
The unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized are as follows:

	JPY (millions) As of March 31
	2022	2023
Unused tax losses	¥1,729,843	¥1,181,757
Deductible temporary differences	240,860	259,784
Unused tax credits	10,042	11,186
The unused tax losses and unused tax credits for which deferred tax assets were not recognized will expire as follows:

	JPY (millions) As of March 31
Unused tax losses	2022	2023
1st year	¥131	¥76
2nd year	23,670	762
3rd year	1,280	307
4th year	425,654	896
5th year	35,089	2,081
After 5th year	1,184,092	1,114,021
Indefinite	59,927	63,614
Total	¥1,729,843	¥1,181,757

	JPY (millions) As of March 31
Unused tax credits	2022	2023
Less than 5 years	¥950	¥2,151
5 years or more	9,092	9,034
Indefinite	—	—
Total	¥10,042	¥11,186
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax assets were not recognized were 1,184,478 million JPY and 515,052 million JPY as of March 31, 2022 and 2023, respectively.
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax liabilities were not recognized were 290,208 million JPY and 416,417 million JPY as of March 31, 2022 and 2023, respectively.
Changes in the amounts of unrecognized deferred tax assets and liabilities associated with investments in subsidiaries are primarily due to changes in temporary differences that had no impact on the consolidated statements of profit and loss.
8.    Earnings per Share
The basis for calculating basic and diluted earnings per share (“EPS”) (attributable to owners of the Company) is as follows:

	For the Year Ended March 31
	2021	2022	2023
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	¥376,005	¥230,059	¥317,017
Net profit used for calculation of earnings per share JPY (millions)	376,005	230,059	317,017
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	1,562,006	1,563,501	1,551,809
Dilutive effect (thousands of shares)	11,531	13,668	18,064
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	1,573,537	1,577,169	1,569,872

Earnings per share
Basic (JPY)	240.72	147.14	204.29
Diluted (JPY)	238.96	145.87	201.94
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
There were 814 thousand shares, 2,643 thousand shares, and 814 thousand shares that are anti-dilutive stock options, and therefore not included in the calculation of diluted EPS for the years ended March 31, 2021, 2022, and 2023, respectively.

9.    Other Comprehensive Income (Loss)
Amounts arising during the year, reclassification adjustments to profit or loss, and tax effects for each component of other comprehensive income (loss) are as follows:

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Items that will not be reclassified to profit or loss:

Changes in fair value of financial assets measured at fair value through OCI:
Amounts arising during the year	¥79,364	¥(17,295)	¥(2,868)
Tax effects	(17,498)	2,669	214
Changes in fair value of financial assets measured at fair value through OCI	¥61,866	¥(14,626)	¥(2,654)

Remeasurement of defined benefit pension plans:
Amounts arising during the year	¥2,147	¥26,890	¥23,315
Tax effects	2,719	(6,107)	(5,563)
Remeasurement of defined benefit pension plans	¥4,866	¥20,783	¥17,752

Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations:
Amounts arising during the year	¥284,350	¥558,102	¥566,683
Reclassification adjustments to profit or (loss)	(112)	—	—
Before tax effects	284,238	558,102	566,683
Tax effects	25,066	25,867	52,090
Exchange differences on translation of foreign operations	¥309,304	¥583,969	¥618,773

Changes in fair value of financial assets measured at fair value through OCI:
Amounts arising during the year	¥—	¥—	¥(9,118)
Reclassification adjustments to profit or (loss)	—	—	9,118
Before tax effects	—	—	—
Tax effects	—	—	—
Changes in fair value of financial assets measured at fair value through OCI	¥—	¥—	¥—

Cash flow hedges:
Amounts arising during the year	¥(40,833)	¥82,780	¥56,437
Reclassification adjustments to profit or (loss)	(24,485)	(79,321)	(87,337)
Before tax effects	(65,318)	3,459	(30,900)
Tax effects	19,973	(1,286)	9,449
Cash flow hedges	¥(45,345)	¥2,173	¥(21,451)

Hedging cost:
Amounts arising during the year	¥(9,978)	¥6,611	¥(21,426)
Reclassification adjustments to profit or (loss)	(3,200)	(3,071)	(3,052)
Before tax effects	(13,178)	3,540	(24,478)
Tax effects	4,031	(1,083)	7,485
Hedging cost	¥(9,147)	¥2,457	¥(16,993)

Share of other comprehensive income of investments accounted for using the equity method:
Amounts arising during the year	¥(299)	¥(497)	¥(892)
Reclassification adjustments to profit or (loss)	—	—	—
Before tax effects	(299)	(497)	(892)
Tax effects	—	—	—
Share of other comprehensive income of investments accounted for using the equity method	¥(299)	¥(497)	¥(892)
Total other comprehensive income (loss) for the year	¥321,245	¥594,261	¥594,535

10.    Property, Plant and Equipment

	JPY (millions)
Acquisition cost	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2021	¥1,133,406	¥686,135	¥133,829	¥95,235	¥143,130	¥2,191,735
Additions and other increases	46,393	20,183	7,911	50	87,220	161,758
Acquisitions through business combinations	—	79	35	—	—	114
Transfers	30,176	41,341	8,070	—	(79,587)	—
Disposals and other decreases	(2,837)	(15,389)	(21,253)	(1,266)	(1,932)	(42,677)
Deconsolidation	—	(4)	—	—	—	(4)
Foreign currency translation differences	81,440	39,680	7,303	4,635	9,024	142,082
As of March 31, 2022	¥1,288,578	¥772,024	¥135,895	¥98,654	¥157,856	¥2,453,007
Additions and other increases	46,155	25,628	9,025	349	104,059	185,217
Transfers	21,026	37,743	5,962	—	(64,731)	—
Disposals and other decreases	(22,876)	(16,084)	(11,096)	(201)	(574)	(50,830)
Reclassification to assets held for sale (Note 19)	(14,915)	(10,968)	(4,013)	(5,471)	(965)	(36,331)
Foreign currency translation differences	82,139	43,039	6,093	4,895	11,755	147,922
As of March 31, 2023	¥1,400,108	¥851,382	¥141,867	¥98,227	¥207,400	¥2,698,984

Accumulated depreciation and accumulated impairment losses
As of April 1, 2021	¥(266,705)	¥(374,845)	¥(92,866)	¥(431)	¥(2,971)	¥(737,818)
Depreciation expenses	(62,870)	(54,191)	(15,358)	—	—	(132,419)
Impairment losses	—	(346)	(42)	—	—	(388)
Disposals and other decreases	1,353	13,729	21,154	33	76	36,344
Deconsolidation	—	3	—	—	—	3
Foreign currency translation differences	(15,901)	(15,635)	(4,379)	(13)	(1)	(35,929)
As of March 31, 2022	¥(344,123)	¥(431,287)	¥(91,491)	¥(411)	¥(2,896)	¥(870,207)
Depreciation expenses	(72,900)	(60,428)	(17,052)	—	—	(150,379)
Impairment losses	(560)	(1,410)	(121)	—	(239)	(2,331)
Disposals and other decreases	5,429	14,207	10,393	195	—	30,224
Reclassification to assets held for sale (Note 19)	8,209	9,276	3,499	—	—	20,983
Foreign currency translation differences	(15,585)	(16,976)	(3,435)	(28)	(21)	(36,045)
As of March 31, 2023	¥(419,530)	¥(486,618)	¥(98,207)	¥(243)	¥(3,156)	¥(1,007,755)

	JPY (millions)
Carrying amount	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2021	¥866,701	¥311,290	¥40,963	¥94,804	¥140,159	¥1,453,917
As of March 31, 2022	944,455	340,737	44,404	98,243	154,960	1,582,800
As of March 31, 2023	980,578	364,763	43,660	97,983	204,245	1,691,229

Leases
The changes in acquisition cost of property, plant and equipment for the years ended March 31, 2022 and 2023 include the following changes in ROU assets:

	JPY (millions)
Acquisition cost of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2021	¥462,797	¥15,040	¥472	¥478,309
Additions and other increases	30,110	4,195	13	34,318
Disposals and other decreases	(7,365)	(6,177)	(161)	(13,703)
Foreign currency translation differences	39,575	883	27	40,485
As of March 31, 2022	¥525,118	¥13,940	¥351	¥539,410
Additions and other increases	31,585	6,828	2	38,416
Disposals and other decreases	(21,134)	(4,842)	(40)	(26,016)
Foreign currency translation differences	38,016	892	7	38,915
As of March 31, 2023	¥573,585	¥16,818	¥320	¥590,724
The changes in accumulated depreciation and accumulated impairment losses for the years ended March 31, 2022 and 2023 include the following changes in accumulated depreciation and accumulated impairment loss related to ROU assets:

	JPY (millions)
Accumulated depreciation and accumulated impairment losses of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2021	¥(82,993)	¥(8,233)	¥(303)	¥(91,529)
Depreciation expenses	(37,820)	(3,867)	(74)	(41,761)
Disposals and other decreases	6,026	5,590	155	11,770
Foreign currency translation differences	(9,380)	(562)	(11)	(9,953)
As of March 31, 2022	¥(124,166)	¥(7,072)	¥(234)	¥(131,472)
Depreciation expenses	(43,260)	(4,535)	(60)	(47,856)
Impairment losses	(43)	—	—	(43)
Disposals and other decreases	4,039	3,999	39	8,077
Foreign currency translation differences	(8,719)	(429)	(9)	(9,157)
As of March 31, 2023	¥(172,149)	¥(8,037)	¥(264)	¥(180,450)

The carrying amount of property, plant and equipment includes the carrying amount of following ROU assets:

	JPY (millions)
Carrying amount of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2021	¥379,804	¥6,807	¥169	¥386,780
As of March 31, 2022	400,952	6,868	118	407,938
As of March 31, 2023	401,437	8,781	56	410,274

Takeda recognized expenses related to leases not included in the measurement of the lease liabilities as follows:

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Expense relating to short-term leases	¥4,802	¥4,458	¥4,521
Expense relating to leases of low-value assets that are not short-term leases expenses	1,250	1,304	1,255
Expense relating to variable lease payments	6,315	4,006	4,794
Total expenses not included in lease liabilities	¥12,367	¥9,768	¥10,570

The total cash outflow for leases for the years ended March 31, 2021, 2022 and 2023 was 51,394 million JPY, 53,628 million JPY and 59,981 million JPY, respectively. Also, the total future cash flow for leases not yet commenced to which Takeda is committed for the year ended March 31, 2023 is 198,293 million JPY.
Impairment
Takeda recognized the following impairment losses, which are reflected as follows, in the consolidated statements of profit or loss:

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Cost of sales	¥(139)	¥(261)	¥(375)
Selling, general and administrative expenses	(149)	(34)	(75)
Research and development expenses	(68)	—	—
Other operating expenses	(80)	(92)	(1,881)
Total	¥(436)	¥(388)	¥(2,331)
Impairment losses for the year ended March 31, 2021 resulted primarily from facilities for administrative and sales activities in Japan that were disposed in the year ended March 31, 2021.
Impairment losses for the year ended March 31, 2022 resulted primarily from discontinued production facilities in Japan.
Impairment losses for the year ended March 31, 2023 resulted primarily from a decision to discontinue a production facility in Europe.
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

11.    Goodwill

	JPY (millions)
	For the Year Ended March 31
	2022	2023
Acquisition cost
As of beginning of the year	¥4,033,917	¥4,407,749
Acquisitions	35,159	—
Reclassification to assets held for sale (Note 19)	—	(5,951)
Foreign currency translation differences and others	338,673	388,925
As of end of the year	¥4,407,749	¥4,790,723

Carrying amount
As of beginning of the year	¥4,033,917	¥4,407,749
As of end of the year	4,407,749	4,790,723
Impairment Testing of Goodwill
For the years ended March 31, 2022 and 2023, respectively, goodwill was tested for impairment at the single operating segment level (one CGU), which is the level at which goodwill is monitored for internal management purposes. Impairment loss for goodwill is recognized if the recoverable amount of goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal, or value in use of the CGU.
For the years ended March 31, 2022 and 2023, respectively, Takeda did not record an impairment loss for goodwill as a result of the impairment testing performed as of January 1. Takeda’s market capitalization was compared to the book value of Takeda’s net assets and indicated a surplus as of January 1, 2023.
For the years ended March 31, 2022 and 2023, the recoverable amount of goodwill was assessed based on fair value less costs of disposal. The fair value less costs of disposal was determined by discounting the estimated future cash flows based on a 10-year projection using a terminal growth rate and a discount rate as well as deducting the estimated costs of disposal. The projection included the sales forecast related to certain products as the significant assumption, associated with product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market and loss of exclusivity. In setting the sales forecast, Takeda considered past experience, external sources of information, knowledge of competitor activity, and industry trends. The valuation methodology uses significant inputs which are not based on observable market data. Therefore, this fair value less costs of disposal is classified as level 3 in the fair value hierarchy.
Terminal growth rate and discount rate used in the discounted cash flow models for the impairment tests are as follows:

	For the Year Ended March 31
	2022	2023
Terminal growth rate	0.0%	0.0%
Discount rate (post-tax)	6.2%	6.8%
Terminal growth rate is based on management’s estimate of future long-term average growth rates. Discount rate is based on weighted average cost of capital (“WACC”) of Takeda.
The fair value less costs of disposal exceeded the carrying amount of the CGU, and a reasonable change in the assumptions used for the recoverable amount calculation would not result in an impairment.

12.     Intangible Assets

	JPY (millions)
Acquisition cost	Software	Intangible assets associated with products	Other	Total
As of April 1, 2021	¥198,865	¥5,706,035	¥11,586	¥5,916,486
Additions and other increases	33,210	44,944	10	78,164
Acquisitions through business combinations	—	43,682	—	43,682
Disposals and other decreases	(62,078)	(80,911)	(48)	(143,037)
Deconsolidation	(604)	(2)	—	(606)
Foreign currency translation differences	13,385	527,070	6	540,461
As of March 31, 2022	¥182,778	¥6,240,818	¥11,554	¥6,435,150
Additions and other increases	36,984	676,156	295	713,436
Disposals and other decreases	(11,798)	(126,610)	(13)	(138,420)
Reclassification to assets held for sale (Note 19)	(1,012)	—	—	(1,012)
Foreign currency translation differences	12,607	533,707	3	546,317
As of March 31, 2023	¥219,559	¥7,324,072	¥11,839	¥7,555,471

Accumulated amortization and accumulated impairment losses
As of April 1, 2021	¥(103,394)	¥(1,903,551)	¥(435)	¥(2,007,380)
Amortization	(28,560)	(418,788)	(43)	(447,391)
Impairment losses	—	(67,721)	—	(67,721)
Reversal of impairment losses	—	13,595	—	13,595
Disposals and other decreases	61,393	43,635	16	105,044
Deconsolidation	604	—	—	604
Foreign currency translation differences	(6,677)	(206,631)	(49)	(213,357)
As of March 31, 2022	¥(76,634)	¥(2,539,461)	¥(510)	¥(2,616,606)
Amortization	(25,561)	(485,465)	(30)	(511,056)
Impairment losses	—	(57,341)	—	(57,341)
Disposals and other decreases	10,756	101,888	—	112,643
Reclassification to assets held for sale (Note 19)	397	—	—	397
Foreign currency translation differences	(5,177)	(208,672)	(2)	(213,851)
As of March 31, 2023	¥(96,220)	¥(3,189,051)	¥(542)	¥(3,285,813)

Carrying amount
As of April 1, 2021	95,471	3,802,484	11,151	3,909,106
As of March 31, 2022	106,143	3,701,357	11,044	3,818,544
As of March 31, 2023	123,340	4,135,020	11,297	4,269,657

There were no material internally generated intangible assets recorded in the consolidated statements of financial position.

The intangible assets associated with products are comprised of the following:

	JPY (millions)
	Marketed products	In-process R&D	Carrying amount
As of April 1, 2021	3,427,527	374,957	3,802,484
As of March 31, 2022	3,389,453	311,904	3,701,357
As of March 31, 2023	3,164,380	970,640	4,135,020
Marketed products mainly represent license rights associated with commercialized products. In-process R&D mainly represents products in development and license rights obtained in connection with Takeda’s in-licensing and collaboration agreements. These agreements relate to the right to sell products that are being developed (Note 13).
The table below provides information about significant intangible assets.

		JPY (millions) Carrying amount		Remaining amortization period
		As of March 31		As of March 31
		2022	2023	2023
immunoglobulin	Marketed products	¥768,871	¥766,459	12 Years
TAKHZYRO	Marketed products	546,555	546,336	11 Years
TAK-279	In-process R&D	—	533,999	—
VYVANSE	Marketed products	382,777	306,242	3 Years
ADVATE & ADYNOVATE	Marketed products	293,969	278,463	7 Years
ALUNBRIG	Marketed products	219,943	213,706	8 Years
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
During the year ended March 31, 2023, Takeda recorded impairment losses of 57,341 million JPY, primarily resulted from a decision to terminate development of GI products, a decision to terminate a collaboration agreement of an oncology product, and a decision to discontinue manufacturing of a rare diseases product. The recoverable amount of the combined impaired assets amounted to 20,545 million JPY.
These losses are recognized in amortization and impairment losses on intangible assets associated with products in the consolidated statements of profit or loss.

Impairment losses were calculated by deducting the recoverable amount from the carrying amount. The significant assumptions used to calculate the recoverable amount (value in use) are as follows:

	Discount rate (Post-tax)	Discount rate (Pre-tax)
For the year ended March 31, 2021	7.0%	9.2%
For the year ended March 31, 2022	6.5% - 14.0%	8.3% - 17.5%
For the year ended March 31, 2023	6.5% - 22.0%	8.6% - 27.5%
For the year ended March 31, 2022, and 2023, a part of the recoverable amount was measured at fair value less costs of disposal (the amount that was expected to be received by selling the assets). This fair value is classified as Level 3 in the fair value hierarchy.
13.    Collaborations, Licensing Arrangements, and Other Asset Acquisitions
Takeda is a party to certain collaborations, in-licensing agreements, out-licensing arrangements and other asset acquisitions.
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
Collaborations, in-licensing arrangements, and other asset acquisitions
These agreements generally provide for commercialization rights to a product or products being developed by the partner, and in exchange, often resulted in an up-front payment being paid upon execution of the agreement and resulted in an obligation that may require Takeda to make future development, regulatory approval, or commercial milestone payments as well as sales-based royalty payments. In some of these arrangements, Takeda and the licensee are both actively involved in the development and commercialization of the licensed products and have exposure to risks and rewards that are dependent on its commercial success. Other asset acquisitions include acquisitions of legal entities that do not qualify as business combinations under IFRS3, such as acquisitions of entities where the value of these acquired entities largely consists of the rights to a single product or group of products.
Under the terms of these collaborations, in-licensing arrangements, and other asset acquisitions, Takeda made the following payments during the years ended March 31:

	JPY (millions)
	2021	2022	2023
Initial up-front payments, milestone payments, and other asset acquisitions	¥84,034	¥44,944	¥676,156
Acquisition of shares of collaboration and in-licensing partners	1,504	785	494
The following is a description of Takeda’s significant collaborations, and in-licensing agreements, and other asset acquisitions which Takeda entered into for the past 3 fiscal years.
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
Nimbus Therapeutics, LLC (“Nimbus”)
In December 2022, Takeda entered into an agreement to acquire all shares of Nimbus Lakshmi, Inc., a wholly-owned subsidiary of Nimbus. The transaction closed in February 2023. Through this transaction, Takeda acquired TAK-279, formally known as NDI-034858, an oral, selective allosteric tyrosine kinase 2 (TYK2) inhibitor being evaluated for the treatment of multiple autoimmune diseases following successful recent Phase 2b results in psoriasis. Under the terms of the agreement, Takeda agreed to pay 4.0 billion USD upfront following the closing of the transaction*, and will pay two milestone payments of 1.0 billion USD each upon achieving annual net sales of 4.0 billion USD and 5.0 billion USD of products developed from the TAK-279 program.
In addition, in connection with the transaction, Takeda agreed to assume Nimbus’s obligations under a January 2022 settlement agreement with Bristol-Myers Squib and its Celgene Corporation subsidiary (collectively, “BMS”) to make certain payments to BMS following the achievement of development, regulatory, and sales-based milestones for products developed from the TAK-279 program.
* Of the 4.0 billion USD upfront payment, 3.0 billion USD was paid in February 2023 and 0.9 billion USD was paid in April 2023. Remaining 0.1 billion USD is scheduled to be paid in August 2023.
HUTCHMED (China) Limited and its subsidiary HUTCHMED Limited (collectively, “HUTCHMED”)
In January 2023, Takeda entered into an exclusive licensing agreement with HUTCHMED, for the further development and commercialization of fruquintinib outside of mainland China, Hong Kong and Macau. Approved in China in 2018 , fruquintinib is a highly selective and potent inhibitor of vascular endothelial growth factor receptors (VEGFR) -1, 2 and 3. Fruquintinib is orally administered and has the potential to be used across subtypes of refractory metastatic colorectal cancer (CRC), regardless of biomarker status. Under the terms of the agreement, Takeda received an exclusive worldwide license to develop and commercialize fruquintinib in all indications and territories outside of mainland China, Hong Kong and Macau. The transaction closed in March 2023. Subject to the terms of the agreement, Takeda paid HUTCHMED $400 million upfront in April 2023, and will pay up to $730 million in additional potential payments relating to regulatory, development and commercial sales milestones, as well as royalties on net sales.
14.    Investments Accounted for Using the Equity Method
Financial information for associates accounted for using the equity method is as follows:
These amounts are based on the ownership interests of Takeda.

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Net profit (loss) for the year	¥76	¥(15,367)	¥(8,630)
Other comprehensive income (loss)	(299)	(497)	(892)
Total comprehensive income (loss) for the year	¥(223)	¥(15,863)	¥(9,522)
The carrying amount of the investments in associates accounted for using the equity method is as follows:

	JPY (millions) As of March 31
	2022	2023
Carrying amount of investments accounted for using the equity method	¥96,579	¥99,174

15.    Other Financial Assets

	JPY (millions) As of March 31
	2022	2023
Derivative assets	¥41,890	¥79,654
Investment in convertible notes at fair value through P&L	10,409	11,435
Investment in debt instruments at fair value through P&L	1,052	1,063
Investment in equity instruments at fair value through OCI	148,451	157,731
Financial assets associated with contingent consideration arrangements	26,852	23,806
Other	30,205	26,168
Total	¥258,859	¥299,857
Non-current	¥233,554	¥279,683
Current	¥25,305	¥20,174
As of March 31, 2022 and 2023, equity instruments included 84,188 million JPY and 74,495 million JPY, respectively, of investments in public companies. These are considered Level 1 in the fair value hierarchy as defined in Note 27. The remainder of the equity instruments primarily relates to investments acquired in connection with collaborations and licensing agreements (Note 13) and are considered Level 3 investments in the fair value hierarchy.
As of March 31, 2022 and 2023, financial assets associated with contingent consideration arrangements are assets mainly recognized in relation to the divestiture of XIIDRA (Note 27) and are considered Level 3 investments in the fair value hierarchy.
16.    Inventories

	JPY (millions) As of March 31
	2022	2023
Finished products and merchandise	¥224,102	¥269,042
Work-in-process	404,087	436,508
Raw materials and supplies	224,977	280,908
Total	¥853,167	¥986,457
The amount of inventory write-offs recognized was 24,269 million JPY, 25,018 million JPY, and 18,392 million JPY for the years ended March 31, 2021, 2022 and 2023 respectively, and was included in cost of sales.

17.    Trade and Other Receivables

	JPY (millions) As of March 31
	2022	2023
Trade receivables	¥710,304	¥674,691
Other receivables	79,127	73,999
Impairment loss allowance	(9,390)	(7,356)
Chargebacks and other allowances	(83,396)	(91,904)
Total	¥696,644	¥649,429
Takeda utilizes programs to sell certain trade and other receivables to a select group of banks on a non-recourse basis. Under these programs, trade and other receivables sold are derecognized when the risks and rewards of ownership have been transferred. These trade and other receivables relate to specific customers determined in advance and are eligible for sale, but which of them will be sold will be determined by both parties on a monthly basis. Therefore, these trade and other receivables are held for both collecting cash from customers as well as selling to banks.
Trade and other receivables due from customers that Takeda has the option to factor are classified as investments in debt instruments measured at FVTOCI since they are held to collect and sell. As of March 31, 2022 and 2023, trade and other receivables measured at FVTOCI were 20,665 million JPY and 71,080 million JPY, respectively.
18.    Cash and Cash Equivalents

	JPY (millions) As of March 31
	2022	2023
Cash and deposits	¥389,059	¥229,557
Short-term investments	460,637	303,973
Total	¥849,695	¥533,530

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
Disposal Groups Held for Sale

JPY (millions) As of March 31
2023
Property, plant and equipment	¥9,847
Goodwill	3,347
Intangible assets	402
Inventories	1,200
Deferred tax assets	45
Other assets	395
Total assets	¥15,235

Other liabilities	¥144
Total liabilities	¥144
During the year ended March 31, 2022, Takeda recognized the 5,602 million JPY divestiture gain in other operating income (Note 5) upon the completion of the divestiture of a group of assets and liabilities associated with a portfolio of non-core prescription pharmaceutical assets sold in China. The proceeds from this divestiture comprised the majority of Takeda’s proceeds from sales of business (net of cash and cash equivalents divested) in the consolidated statements of cash flows of 28,196 million JPY for the year ended March 31, 2022 and no impairment was recorded for the year ended March 31, 2022 when disposal groups were classified as held for sale.
The disposal groups held for sale consisted of the followings and its fair value are classified as Level 3 in the fair value hierarchy as of March 31, 2023.
•The assets and liabilities such as intangible assets related to Shonan Health Innovation Park in Japan were classified as held for sale during the year ended March 31, 2023, following management decision and signing an agreement to transfer its operation business to iPi Business Preparation Company (iPark Institute Co., Ltd). The transfer of its operation business was completed in April 2023, and the impact from this transfer on the consolidated statements of profit or loss for the year ended March 31, 2023 was not material.
•Takeda entered into an agreement to transfer manufacturing operation of TACHOSIL in Austria and classified the corresponding assets such as goodwill and property, plant and equipment as held for sale.
•The assets such as property, plant and equipment were classified as held for sale following a sales agreement of Center for Learning and Innovation (CLI) in Japan.

Also, during the year ended March 31, 2023, Takeda classified the assets such as property, plant and equipment as held for sale related to an agreement to divest the manufacturing site in Norway and completed the divestiture. The proceeds from this divestiture comprised the majority of Takeda’s proceeds from sales of business (net of cash and cash equivalents divested) in the consolidated statements of cash flows of 7,958 million JPY for the year ended March 31, 2023.

Takeda recorded an impairment loss of 4,693 million JPY in other operating expenses (Note 5) during the year ended March 31, 2023 when disposal groups were classified as held for sale.

20.    Bonds and Loans

	JPY (millions) As of March 31
	2022	2023
Bonds	¥3,637,355	¥3,658,314
Short-term loans	285	256
Long-term loans	707,770	723,772
Total	¥4,345,410	¥4,382,341
Non-current	¥4,141,418	¥4,042,741
Current	¥203,993	¥339,600
The composition of bonds is as follows:

Instrument		JPY (millions) Carrying amount			Maturity
	Principal amount in contractual currency (millions)	As of March 31, 2022	As of March 31, 2023	Interest rate (%)
Hybrid subordinated bonds	¥500,000	498,154	498,876	1.720% per annum through October 6, 2024 and 6 month LIBOR(5) + margin (1.750-2.750%) thereafter	June 2079
2018 EUR Unsecured Senior Notes – variable rate	€750	101,912	—	3 month EURIBOR + margin (1.100%)	November 2022 (3)
2018 EUR Unsecured Senior Notes – fixed rate	€3,000	405,290	433,611	2.250-3.000%	November 2026 - November 2030
2018 USD Unsecured Senior Notes – fixed rate	$3,250 as of March 31, 2022 $2,250 as of March 31, 2023	395,303	298,842	4.400-5.000%	November 2023 - November 2028 (2)
Unsecured Senior Notes Assumed in Shire Acquisition	$4,000	465,958	515,298	2.875-3.200%	September 2023 - September 2026
Unsecured Senior Notes Assumed in Shire Acquisition	$1,520 as of March 31, 2022 $1,301 as of March 31, 2023	185,998	174,239	2022: 3.600-5.250% 2023: 4.000-5.250%	June 2025 - June 2045 (1)
2020 USD Unsecured Senior Notes – fixed rate	$7,000	849,391	928,210	2.050-3.375%	March 2030 - July 2060
2020 EUR Unsecured Senior Notes – fixed rate	€3,600	485,985	519,808	0.750-2.000%	July 2027 - July 2040
JPY Unsecured Senior Bonds – fixed rate	¥250,000	249,364	249,429	0.400%	October 2031
Commercial Paper	¥40,000	—	40,000	—	June 2023
Total		¥3,637,355	¥3,658,314

The composition of loans is as follows:

Instrument		JPY (millions) Carrying amount			Maturity
	Principal amount in contractual currency (millions)	As of March 31, 2022	As of March 31, 2023	Interest rate (%)
Syndicated Loans 2016	¥200,000	200,000	200,000	0.200–0.300%	April 2023 - April 2026
Syndicated Loans 2017	¥113,500	113,500	113,500	0.350%	April 2027
USD Syndicated Loans 2017	$1,500	183,028	199,993	6 month LIBOR(4) + 0.500%	April 2027
Bilateral Loans	¥210,000	210,000	210,000	0.190–0.815%	April 2024-March 2029
Other		1,527	534
Total		¥708,055	¥724,027

On April 23, 2022, Takeda redeemed 219 million USD of unsecured U.S. dollar-denominated senior notes issued in June 2015 in advance of their original maturity date of June 23, 2022(1). Following this, on October 27, 2022, Takeda redeemed 1,000 million USD of unsecured U.S. dollar-denominated senior notes issued in November 2018 in advance of their original maturity date of November 26, 2023(2). Furthermore, on November 21, 2022, Takeda redeemed 750 million EUR of unsecured floating rate senior notes issued in November 2018 on their maturity date(3). On March 31, 2023, Takeda repaid 75 billion JPY in bilateral loans falling due and on the same day entered into new bilateral loans of 75 billion JPY maturing on March 30, 2029. Takeda also had short term commercial paper drawings outstanding of 40 billion JPY as of March 31, 2023, noting that there were no commercial paper drawings as of March 31, 2022.

While the transition away from LIBOR as a benchmark rate did not impact the financing rates that were incurred in fiscal year ended March 31, 2023, Takeda did engage with its financing partners in April 2023 to ensure that SOFR will be effective from July 1, 2023 in respect of the 1,500 million USD Syndicated Loans 2017 where 6 months USD LIBOR will be replaced by 6 months Term SOFR + 0.42826% on interest payment dates from October 2023(4). In respect of the Hybrid subordinated bonds that attract a fixed interest rate until October 6, 2024 and 6 month JPY LIBOR plus margin thereafter, Takeda will engage with its advisors to determine an alternative benchmark to be used instead of 6 month JPY LIBOR if the bonds are not repaid on the bond call date of October 6, 2024(5). There are no changes in Takeda’s risk management strategy arising from the replacement of the benchmark rate.

In September 2019, Takeda reached an agreement on a commitment facility of 700 billion JPY with various Japanese and non-Japanese banks. The commitment facility has a maturity of September 2026 and is available for general business use. There were no drawdowns on the 700 billion JPY commitment facility as of March 31, 2022 and 2023, respectively.

There are long-term financing agreements that contain financial covenants, a key one of which requires Takeda’s ratio of consolidated net debt to adjusted EBITDA, as defined in the loan agreements, for the previous twelve-month period to not surpass certain levels as of March 31 and September 30 of each year. Takeda was in compliance with all financial covenants as of March 31, 2022 and 2023, respectively.

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

21.    Other Financial Liabilities

	JPY (millions) As of March 31
	2022	2023
Derivative liabilities (Note 27)	¥36,529	¥40,721
Lease liabilities (Note 27)	465,238	479,351
Financial liabilities associated with programs to sell certain receivables	37,093	78,041
Financial liabilities associated with contingent consideration arrangements (Note 27)	5,844	8,139
Other	120,310	113,554
Total	¥665,014	¥719,806
Non-current	¥468,943	¥534,269
Current	¥196,071	¥185,537
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

The amounts recognized in the consolidated statements of profit or loss and the consolidated statements of financial position are as follows:

Consolidated statements of profit or loss

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Japan	¥(2,696)	¥2,992	¥2,990
Foreign	10,655	14,387	13,782
Defined benefit costs	¥7,959	¥17,379	¥16,772
Consolidated statements of financial position

	JPY (millions) As of March 31, 2022
	Japan	Foreign	Total
Present value of defined benefit obligations	¥168,449	¥254,462	¥422,912
Fair value of plan assets	225,363	117,140	342,503
Effect of asset ceiling	30,953	—	30,953
Net defined benefit liabilities (assets)	¥(25,961)	¥137,323	¥111,362

Consolidated statements of financial position
Net defined benefit liabilities	¥8,524	¥137,323	¥145,847
Net defined benefit assets	34,485	—	34,485
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(25,961)	¥137,323	¥111,362

	JPY (millions) As of March 31, 2023
	Japan	Foreign	Total
Present value of defined benefit obligations	¥153,371	¥247,725	¥401,096
Fair value of plan assets	217,296	128,333	345,630
Effect of asset ceiling	41,311	—	41,311
Net defined benefit liabilities (assets)	¥(22,614)	¥119,392	¥96,777

Consolidated statements of financial position
Net defined benefit liabilities	¥8,202	¥119,392	¥127,594
Net defined benefit assets	30,816	—	30,816
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(22,614)	¥119,392	¥96,777
Net defined benefit assets were included in other non-current assets on the consolidated statements of financial position.

Defined benefit obligations
A summary of changes in present value of the defined benefit obligations for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31, 2022
	Japan	Foreign	Total
At beginning of year	¥180,321	¥251,767	¥432,088
Current service cost	3,098	10,934	14,032
Interest cost	1,209	3,545	4,754
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	97	(2,313)	(2,216)
From changes in financial assumptions	(2,994)	(28,726)	(31,720)
Experience adjustments	(2,522)	4,457	1,935
Past service cost	40	1,400	1,440
Benefits paid	(10,799)	(9,971)	(20,769)
Contributions by the employees	—	2,297	2,297
Effect of business combinations and disposals	—	60	60
Foreign currency translation differences	—	21,013	21,013
At end of the year	¥168,449	¥254,462	¥422,912

	JPY (millions) For the Year Ended March 31, 2023
	Japan	Foreign	Total
At beginning of year	¥168,449	¥254,462	¥422,912
Current service cost	3,174	10,787	13,961
Interest cost	1,371	5,838	7,209
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	164	102	266
From changes in financial assumptions	(10,735)	(42,603)	(53,338)
Experience adjustments	459	3,477	3,935
Past service cost	—	(38)	(38)
Benefits paid	(9,511)	(9,955)	(19,467)
Contributions by the employees	—	3,807	3,807
Effect of business combinations and disposals	—	—	—
Foreign currency translation differences	—	21,849	21,849
At end of the year	¥153,371	¥247,725	¥401,096
The remaining weighted average duration of the defined benefit obligations was 14.0 years and 12.6 years as of March 31, 2022 and 2023, respectively.
Significant actuarial assumptions used to determine the present value are as follows:

	Discount rate	Future salary increases
As of March 31, 2022
Japan	0.8%	2.5%
Foreign	2.1%	2.8%
As of March 31, 2023
Japan	1.3%	—
Foreign	3.4%	3.0%

Takeda has cash balance plans and the future salary increase is not used to determine the present value of the defined benefit obligations for those plans. As of March 31, 2022, future salary increases were not used to determine the present value of the defined benefit obligations related to certain defined benefit plans in Japan and foreign countries. As of March 31, 2023, future salary increases were not used to determine the present value of the defined benefit obligations related to all the defined benefit plans in Japan and certain plans in foreign countries.
A 0.5% change in these actuarial assumptions would affect the present value of defined benefit obligations at the end of the reporting period, while holding all other assumptions constant, by the amounts shown below:

	JPY (millions)
	Discount Rate		Future Salary Increases
	Change in assumption	Impact	Change in assumption	Impact
As of March 31, 2022
Japan	+0.50%	(10,756)	+0.50%	6
	-0.50%	11,699	-0.50%	(6)
Foreign	+0.50%	(16,997)	+0.50%	3,654
	-0.50%	19,192	-0.50%	(3,334)
As of March 31, 2023
Japan	+0.50%	(9,235)	+0.50%	—
	-0.50%	10,000	-0.50%	—
Foreign	+0.50%	(14,411)	+0.50%	3,578
	-0.50%	15,931	-0.50%	(3,278)
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
A summary of changes in fair value of plan assets for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31
	2022	2023
Balance at beginning of the year	¥333,392	¥342,503
Interest income on plan assets	3,016	4,608
Remeasurement of defined benefit plans Return on plan assets	(85)	(15,712)
Contributions by the employer	7,581	12,769
Contributions by the employees	2,297	3,807
Benefits paid	(15,084)	(13,589)
Foreign currency translation differences	11,387	11,244
Balance at end of the year	¥342,503	¥345,630
Takeda expects to contribute 12,485 million JPY to the defined benefit plans for the year ending March 31, 2024.

The breakdown of fair value by asset class is as follows:

	JPY (millions) As of March 31
	2022		2023
	With quoted prices in active markets	No quoted prices in active markets	With quoted prices in active markets	No quoted prices in active markets
Equities:
Japan	¥10,156	¥2,713	¥9,911	¥2,178
Foreign	34,924	101,870	38,277	81,265
Bonds:
Japan	1,296	15,876	14,567	17,405
Foreign	21,028	46,683	10,407	33,893
Life insurance company general accounts	—	72,556	—	70,775
Investment trust funds	—	12	—	40,026
Cash and cash equivalent	10,106	—	7,681	—
Others	(1,069)	26,350	517	18,727
Total plan assets	¥76,442	¥266,061	¥81,360	¥264,269
Equities and bonds with no quoted prices in active markets includes pooled funds that are primarily invested in listed securities on active markets. Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on a pooled basis.
Changes in effect of asset ceiling for the periods presented are as follows:

	JPY (millions) For the Year Ended March 31
	2022	2023
Balance at beginning of the year	¥25,757	¥30,953
Interest income	170	248
Remeasurement Changes in effect of asset ceiling	5,026	10,110
Balance at end of the year	¥30,953	¥41,311
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
The amount of defined contribution costs was 34,052 million JPY, 37,345 million JPY, and 46,446 million JPY for the years ended March 31, 2021, 2022, and 2023, respectively. These amounts include contributions to publicly provided plans.
Other Employee Benefit Expenses
Major employee benefit expenses other than retirement benefits for each fiscal year are as follows:

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Salary	¥418,087	¥458,039	¥573,080
Bonuses	105,772	127,888	133,792
Other	163,443	187,440	237,857
The above table does not include severance expenses.

23.    Provisions
The movements in the provisions are as follows:

	JPY (millions)
	Litigation (Note 32)	Restructuring	Rebates and return reserves	Other	Total
As of April 1, 2021	¥73,395	¥32,297	¥377,772	¥26,562	¥510,026
Increases	28,235	12,193	835,096	24,826	900,351
Decreases (utilized)	(59,386)	(16,280)	(833,159)	(15,651)	(924,476)
Decreases (reversed)	(252)	(15,948)	(10,574)	(3,739)	(30,513)
Foreign currency translation differences	877	1,091	35,846	2,498	40,312
As of March 31, 2022	¥42,869	¥13,353	¥404,982	¥34,497	¥495,701
Increases	25,096	7,807	1,005,330	17,095	1,055,328
Decreases (utilized)	(3,981)	(12,098)	(953,287)	(16,538)	(985,905)
Decreases (reversed)	(95)	(1,066)	(25,624)	(11,200)	(37,985)
Foreign currency translation differences	402	956	33,813	2,019	37,190
As of March 31, 2023	¥64,290	¥8,951	¥465,214	¥25,874	¥564,329
The current portion of the provision is 471,278 million JPY, 443,502 million JPY, and 508,360 million JPY as of April 1, 2021, March 31, 2022 and 2023, respectively. The non-current portion of the provision is 38,748 million JPY, 52,199 million JPY and 55,969 million JPY, as of April 1, 2021, March 31, 2022 and 2023, respectively.
Restructuring
Takeda has various restructuring efforts in place during the years ended March 31, 2021, 2022 and 2023, in connection with the following:
•Transform its R&D function – Takeda has led various restructuring efforts during the year ended March 31, 2021, in connection with efforts to transform its R&D function and to improve the efficiency of its operations. These initiatives included consolidation of sites and functions and reduction in workforce.
•Integration of Shire - In the years ended March 31, 2021, 2022 and 2023, Takeda directed various restructuring efforts following the Shire acquisition. The integration of Shire includes initiatives to consolidate systems, sites, and functions, and to optimize the workforce.
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
Restructuring expenses recorded for the fiscal years ended March 31, 2021, 2022 and 2023 are as follows:

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Cash:
Severance	¥28,031	¥15,230	¥10,605
Consulting fees	5,704	2,963	12,709
Other	70,742	65,163	33,601
Total	¥104,477	¥83,357	¥56,915
Non-Cash:
Depreciation and impairment	¥11,398	¥479	¥2,320
Total	¥115,875	¥83,836	¥59,234
Other restructuring expenses for the fiscal years ended March 31, 2021, 2022 and 2023 include personnel expenses of 8,091 million JPY, 9,420 million JPY, and 9,683 million JPY, respectively, and mainly related to retention bonus and salary of employees fully dedicated to restructuring programs. Other restructuring expenses for the fiscal year ended March 31, 2021, 2022 and 2023 also include expenses related to system optimization by the integration of Shire in digital transformation initiatives.

Rebates and Returns
Takeda has recognized a provision related mainly to sales rebates and returns for products and merchandises. The balances stated in the summary table above include provisions of 266,113 million JPY and 293,385 million JPY as of March 31, 2022 and 2023, respectively, for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. State and Federal government health programs, such as U.S. Medicaid and U.S. commercial managed care programs. These are expected to be paid out generally within one year. Return reserves are recorded primarily for credits expected to be issued to customers for certain expired product that will be returned. Sales rebates and sales returns reserves are reviewed and updated monthly or when there is a significant change in its amount.
Other
Other provisions are primarily related to asset retirement obligations, contract termination fees and onerous contracts.
24.    Other Liabilities

	JPY (millions) As of March 31
	2022	2023
Accrued expenses	¥505,466	¥531,891
Deferred income	74,551	32,103
Other	72,146	68,083
Total	¥652,163	¥632,078
Non-current	¥67,214	¥65,389
Current	¥584,949	¥566,689
Accrued expenses include accrued employee benefit expenses of 209,772 million JPY and 229,130 million JPY as of March 31, 2022 and 2023, respectively.
Deferred income includes contract liabilities related to out-licensing agreements, product procurement and supply agreements, and government grants for the purchase of property, plant and equipment. The grants received were 15,221 million JPY and 15,894 million JPY during the years ended March 31, 2022 and 2023, respectively. The primary government grants relate to funding a portion of Takeda’s investment in the development and production of vaccines. Takeda was reimbursed for investments it made in facilities. The grant income is recognized over the life of the associated assets and is recorded as an offset to the depreciation expense included in cost of sales, selling, general and administrative expenses, and research and development expenses.
25.    Trade and Other Payables

	JPY (millions) As of March 31
	2022	2023
Trade payables	¥295,934	¥307,453
Other payables	220,364	341,780
Total	¥516,297	¥649,233

26.    Equity and Other Equity Items

	Thousands of Shares For the Year Ended March 31
	2022	2023
Authorized shares as of the beginning of the year	3,500,000	3,500,000
Shares issued:
At the beginning of the year	1,576,388	1,582,253
Exercise of stock options	10	44
Issuance of shares	5,855	—
As of the end of the year	1,582,253	1,582,296
The shares issued by the Company are ordinary shares with no par value that have no restrictions on any rights. The number of treasury shares included in the above shares issued was 13,030 thousand shares, 31,892 thousand shares, and 27,767 thousand shares as of April 1, 2021, March 31, 2022, and 2023, respectively. The number of treasury shares as of April 1, 2021, March 31, 2022 and 2023 includes 12,772 thousand shares, 9,161 thousand shares and 6,215 thousand shares, respectively, held by the Employee Stock Ownership Plan (“ESOP”) Trust and the Board Incentive Plan (“BIP”) Trust. During the year ended March 31, 2022, the ESOP and BIP Trust acquired 1,185 thousand shares and sold 4,796 thousand shares. During the year ended March 31, 2023, the ESOP and BIP Trust acquired 554 thousand shares and sold 3,500 thousand shares.
During the year ended March 31, 2022, the Company issued 3,874 thousand shares of common stock under the Long Term Incentive Plan (“LTIP”) for the Company Group employees overseas. The issuance of these shares resulted in an increase in share capital of 7,138 million JPY and share premium of 7,138 million JPY. During the year ended March 31, 2023, the Company conducted the disposal of 8,091 thousand treasury shares under LTIP for the Company Group employees overseas. The disposal of treasury shares resulted in a decrease in treasury shares of 27,599 million JPY. The shares of the Company’s common stock were converted into the Company’s American Depositary Shares (“ADSs”) and settled with employees.
During the year ended March 31, 2022, Takeda acquired 22,469 thousand shares of its common stock for 74,973 million JPY in accordance with the resolution on the acquisition of its own shares at the Board of Directors Meeting held on October 28, 2021. During the year ended March 31, 2023, Takeda acquired 6,908 thousand shares of its common stock for 24,993 million JPY, and the acquisition in accordance with the resolution was completed.

Dividends declared and paid	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2020, to March 31, 2021
Q1 2020	¥141,858	¥90.00	March 31, 2020	June 25, 2020
Q3 2020	141,860	90.00	September 30, 2020	December 1, 2020
April 1, 2021, to March 31, 2022
Q1 2021	141,859	90.00	March 31, 2021	June 30, 2021
Q3 2021	142,387	90.00	September 30, 2021	December 1, 2021
April 1, 2022, to March 31, 2023
Q1 2022	140,365	90.00	March 31, 2022	June 30, 2022
Q3 2022	140,474	90.00	September 30, 2022	December 1, 2022
Dividends declared for which the effective date falls in the following fiscal year are as follows:

Dividends declared	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2023, to March 31, 2024
Q1 2023	140,475	¥90.00	March 31, 2023	June 29, 2023

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
Financial Assets and Liabilities

	JPY (millions) As of March 31, 2022
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Equity instruments	¥—	¥148,451	¥—	¥—	¥—	¥148,451
Derivative financial instruments	—	—	19,141	22,749	—	41,890
Investments in convertible notes	—	—	10,409	—	—	10,409
Investments in debt instruments	—	—	1,052	—	—	1,052
Financial assets associated with contingent consideration arrangements	—	—	26,852	—	—	26,852
Trade and other receivables	—	20,665	—	—	—	20,665
Total	¥—	¥169,117	¥57,454	¥22,749	¥—	¥249,320

Financial assets not measured at fair value
Other financial assets -
Other	¥30,205	¥—	¥—	¥—	¥—	¥30,205
Trade and other receivables	675,979	—	—	—	—	675,979
Cash and cash equivalents	849,695	—	—	—	—	849,695
Total	¥1,555,879	¥—	¥—	¥—	¥—	¥1,555,879

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥6,074	¥30,455	¥—	¥36,529
Financial liabilities associated with contingent consideration arrangements	—	—	5,844	—	—	5,844
Total	¥—	¥—	¥11,918	¥30,455	¥—	¥42,373

Financial liabilities not measured at fair value
Other financial liabilities -
Lease liabilities	¥—	¥—	¥—	¥—	¥465,238	¥465,238
Other	—	—	—	—	157,403	157,403
Trade and other payables	—	—	—	—	516,297	516,297
Bonds and loans	—	—	—	—	4,345,410	4,345,410
Total	¥—	¥—	¥—	¥—	¥5,484,348	¥5,484,348

	JPY (millions) As of March 31, 2023
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Equity instruments	¥—	¥157,731	¥—	¥—	¥—	¥157,731
Derivative financial instruments	—	—	17,131	62,522	—	79,654
Investments in convertible notes	—	—	11,435	—	—	11,435
Investments in debt instruments	—	—	1,063	—	—	1,063
Financial assets associated with contingent consideration arrangements	—	—	23,806	—	—	23,806
Trade and other receivables	—	71,080	—	—	—	71,080
Total	¥—	¥228,811	¥53,435	¥62,522	¥—	¥344,769

Financial assets not measured at fair value
Other financial assets -
Other	¥26,168	¥—	¥—	¥—	¥—	¥26,168
Trade and other receivables	578,349	—	—	—	—	578,349
Cash and cash equivalents	533,530	—	—	—	—	533,530
Total	¥1,138,047	¥—	¥—	¥—	¥—	¥1,138,047

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥15,261	¥25,460	¥—	¥40,721
Financial liabilities associated with contingent consideration arrangements	—	—	8,139	—	—	8,139
Total	¥—	¥—	¥23,400	¥25,460	¥—	¥48,860

Financial liabilities not measured at fair value
Other financial liabilities -
Lease liabilities	¥—	¥—	¥—	¥—	¥479,351	¥479,351
Other	—	—	—	—	191,595	191,595
Trade and other payables	—	—	—	—	649,233	649,233
Bonds and loans	—	—	—	—	4,382,341	4,382,341
Total	¥—	¥—	¥—	¥—	¥5,702,520	¥5,702,520
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

	JPY (millions) As of March 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	¥—	¥19,141	¥—	¥19,141
Investment in convertible notes	—	—	10,409	10,409
Investment in debt instruments	—	—	1,052	1,052
Financial assets associated with contingent consideration arrangements	—	—	26,852	26,852
Derivatives for which hedge accounting is applied	—	22,749	—	22,749
Financial assets measured at fair value through OCI
Trade and other receivables	—	20,665	—	20,665
Equity instruments	84,188	—	64,263	148,451
Total	¥84,188	¥62,556	¥102,576	¥249,320

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	¥—	¥6,074	¥—	¥6,074
Financial liabilities associated with contingent consideration arrangements	—	—	5,844	5,844
Derivatives for which hedge accounting is applied	—	30,455	—	30,455
Total	¥—	¥36,529	¥5,844	¥42,373

	JPY (millions) As of March 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	¥—	¥10,542	¥6,589	¥17,131
Investment in convertible notes	—	—	11,435	11,435
Investment in debt instruments	—	—	1,063	1,063
Financial assets associated with contingent consideration arrangements	—	—	23,806	23,806
Derivatives for which hedge accounting is applied	—	62,522	—	62,522
Financial assets measured at fair value through OCI
Trade and other receivables	—	71,080	—	71,080
Equity instruments	74,495	—	83,236	157,731
Total	¥74,495	¥144,144	¥126,129	¥344,769

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	¥—	¥8,672	¥6,589	¥15,261
Financial liabilities associated with contingent consideration arrangements	—	—	8,139	8,139
Derivatives for which hedge accounting is applied	—	25,460	—	25,460
Total	¥—	¥34,131	¥14,728	¥48,860

Valuation Techniques
The fair value of derivatives classified as Level 2 is measured based on Treasury management system valuation models or the Black-Scholes model, whose significant inputs are based on observable market data.

Derivatives classified as Level 3 include those recognized in connection with settlements of cash flows arising from differences between the fixed prices and floating market prices of renewable energy in a virtual power purchase agreement and those recognized in an agreement to offset the volatility of such cash flows. The fair value of derivatives in Level 3 is measured using the discounted cash flow method. The key assumptions taken into account include forecasted renewable energy prices and the expected generation of the renewable energy generating facility.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
The fair value of trade and other receivables, which are due from customers that Takeda has the option to factor, are measured based on the invoiced amount.
Equity investments and investments in debt instruments are not held for trading. If equity instruments or investments in debt instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt instruments are not quoted in an active market, the fair value is calculated utilizing an adjusted book value per share method or EBITDA multiples approach based on available information as of each period-end-date and comparable companies. The principal input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt instruments classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 3.9 times to 13.7 times. During the years ended March 31, 2022 and 2023, cumulative gains on equity investments of 5,357 million JPY and 6,935 million JPY were reclassified from other comprehensive income to retained earnings, respectively, upon the disposal of certain equity investments in publicly traded companies. The fair value of these investments on the dates of disposal during the years ended March 31, 2022 and 2023 were 16,929 million JPY and 21,800 million JPY, respectively. The investments were disposed of after management’s assessment of these investments relative to the investment strategy.
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
Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the years ended March 31, 2022 and 2023. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. During the years ended March 31, 2022 and 2023, the companies listed its equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the years ended March 31, 2022 and 2023, respectively. There were no other significant transfers between levels of the fair value hierarchy during the years ended March 31, 2022 and 2023.

Level 3 financial assets fair values
Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the years ended March 31, 2022 and 2023. The disclosure related to Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in Financial liabilities associated with contingent consideration arrangements. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for Level 3 financial assets.

	JPY (millions) For the Year Ended March 31
	2022		2023
	Financial assets associated with contingent consideration arrangements	Equity instruments	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the year	¥25,446	¥52,468	¥26,852	¥64,263
Changes recognized as finance income (expenses)	(1,043)	—	1,905	—
Changes in fair value of financial assets associated with contingent consideration due to other elements than time value	—	—	(3,412)	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	2,448	23,345	2,182	8,244
Settled and received during the period	—	—	(3,722)	—
Purchases	—	7,919	—	8,527
Sales	—	(644)	—	(22)
Transfers to Level 1	—	(23,856)	—	(1,711)
Acquisition from sale of intangible assets associated with products	—	5,645	—	—
Acquisition from conversion of convertible notes	—	725	—	1,368
Transfers from investments accounted for using the equity method	—	—	—	3,404
Transfers to investments accounted for using the equity method	—	(1,339)	—	(837)
As of the end of the year	¥26,852	¥64,263	¥23,806	¥83,236
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
As of March 31, 2022 and 2023, the balance primarily relates to pre-existing contingent consideration arrangements from historical acquisitions.
The fair value of financial liabilities associated with contingent consideration arrangements could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.

The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy. The following table shows a reconciliation from the opening balances to the closing balances and payment term for financial liabilities associated with contingent consideration arrangements for the period ended March 31, 2022 and 2023, respectively. There are no significant changes in fair value during the changes in significant assumptions which influence the fair value measurement for financial liabilities associated with contingent consideration arrangements.

	JPY (millions) For the Year Ended March 31
	2022	2023
As of the beginning of the year	¥27,770	¥5,844
Additions arising from business combinations	5,203	—
Reversal from sale of intangible assets associated with products	(11,479)	—
Changes in the fair value during the period	(10,705)	2,605
Settled and paid during the period	(6,293)	(728)
Foreign currency translation differences	1,348	418
As of the end of the year	¥5,844	¥8,139

	JPY (millions) As of March 31
	2022	2023
Payment term (undiscounted)
Within one year	¥606	¥918
Between one and three years	2,869	4,537
Between three and five years	2,000	2,980
More than five years	980	1,031
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

	JPY (millions) As of March 31
	2022		2023
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	¥3,637,355	¥3,630,521	¥3,618,314	¥3,291,147
Long-term loans	707,770	703,032	723,772	721,419
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
Takeda uses forward exchange contracts, currency swaps, and currency options to hedge individually significant foreign currency transactions. Takeda has also designated loans and bonds denominated in the US dollar and Euro and certain forward exchange contracts as hedging instruments of net investments in foreign operations. As of March 31, 2022 and 2023, the total fair value of the foreign currency denominated loans was 184,520 million JPY and 200,491 million JPY, respectively, and the total fair value of the foreign currency denominated bonds was 2,871,256 million JPY and 2,548,795 million JPY, respectively.

Takeda is exposed mainly to foreign currency risks of the US dollar and Euro. The fair values of Takeda’s financial instrument holdings are analyzed to determine their sensitivity to changes in foreign exchange rates. Our analysis shows that if the JPY were to change against all other currencies by 5%, as of March 31, 2022 and 2023, the hypothetical impact on net income would not be material. This analysis assumes that all other variables, in particular interest rates, remain constant and that a change in one currency’s rate relative to the JPY would not have any effect on another currency’s rate relative to the JPY. In addition, this analysis does not include the effects of foreign currency translation on financial instruments that are denominated in the functional currency of the entity holding them.

	JPY (millions) As of March 31, 2022
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥243,870	¥—	¥(11,315)
United States Dollar	445,285	—	(8,181)
Buying:
Euro	244,041	—	11,326
United States Dollar	360,656	—	4,894
Currency swaps:
Buying:
United States Dollar	717,114	717,114	8,686

	JPY (millions) As of March 31, 2023
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥975,368	¥—	¥(4,799)
United States Dollar	179,942	—	(341)
Buying:
Euro	1,056,070	—	31
Currency swaps:
Buying:
United States Dollar	717,114	717,114	41,044
The above currency swaps, designated as hedging instruments in a cash flow hedge, were related to foreign currency denominated bonds and loans. The cash flow hedge reserve related to the currency swaps were reclassified to profit or loss in the same period as the hedged expected future cash flows occur.

Interest Rate Risk
Takeda’s exposure to the risk of changes in benchmark interest rates and foreign exchange rate relates to the outstanding debts with floating interest rates as well as the trade and other receivables due from customers that Takeda has the option to factor. Takeda uses interest rate swaps, forward interest rate contracts, and cross currency interest rate swaps that fix the amount of future payments to manage interest and foreign exchange rate risks through cash flow hedge strategies. Takeda may also use derivatives that effectively convert its fixed rate debt to floating through fair-value hedge strategies. The following summarizes interest rate swaps, forward interest rate contracts, and cross currency interest rate swaps designated as cash flow hedges as of March 31:

	JPY (millions) As of March 31
	Contract amount	Contract amount to be settled in more than one year	Fair value
2022	¥787,370	¥787,370	¥8,637
2023	1,098,862	1,048,862	44,042
The fair values of Takeda’s financial instrument holdings are analyzed to determine their sensitivity to interest rate changes. Our analysis shows that if there were a 1% change in interest rates, as of March 31, 2022 and 2023, the hypothetical impact on net income would not be material. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.
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

Our analysis shows that if the market price of equity instruments held by Takeda and investments in trusts which hold equity instruments on behalf of Takeda had changed by 10%, as of March 31, 2022 and 2023, the hypothetical impact on other comprehensive income would not be material. This analysis assumes that all other variables, in particular interest rates and foreign currency exchange rates, remain constant. There is no impact on net income because the changes in the fair value of equity instruments are recognized directly in equity.

Derivative Financial Instruments
As described above, Takeda is exposed to effects related to foreign exchange fluctuations in connection with our international business activities that are denominated in various currencies and Takeda’s overseas entities that have different functional currencies. Takeda is also exposed to currency and interest rate fluctuations on our borrowings that we use to finance our business operations and our acquisitions. In addition, Takeda is exposed to interest rate fluctuations on the trade and other receivables due from customers that Takeda has the option to factor. These are denominated in various currencies and may bear interest at variable rates, resulting in the risk related to the currency and interest rate movements.

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

The following tables represent the items designated as hedging instruments, amounts within other components of equity related to items designated as hedged items and amounts of changes in fair value of hedging instruments recorded in other comprehensive income and the amounts reclassified from the hedging reserve to profit or loss as of and for the year ended March 31, 2023:

		JPY (millions) As of March 31, 2023
	Notional	Carrying amount – assets	Carrying amount – liabilities	Line item in the statement of financial position where hedging instrument is included	Average rate used for the fair value of the hedging instrument
Cash flow hedges
Interest risk
Interest rate swaps	575 million USD	¥5,148	¥—	Other financial assets	2.83%
	75,000 million JPY	—	50	Other financial liabilities	0.56%
Forward interest rate	230,000 million JPY	—	2,100	Other financial liabilities	0.54%
Currency and interest risk
Currency and interest rate swaps	6,675 million USD	55,223	14,179	Other financial assets /liabilities	107.43 JPY 1.85%
Net investment hedges
Foreign currency denominated bonds and loans	4,086 million USD	—	545,327	Bonds and loans
	6,591 million EUR	—	957,993	Bonds and loans
Forward exchange contracts	1,368 million USD	728	1,069	Other financial assets /liabilities
	4,384 million EUR	1,424	8,062	Other financial assets /liabilities

	JPY (millions) As of March 31, 2023
	Balance in cash flow hedges and net investment hedges	Balance in hedge cost reserve
Cash flow hedges
Interest risk
Interest rate swaps	¥2,948	¥—
Forward interest rate	(21,182)	—
Currency and interest risk
Currency and interest rate swaps	(72,678)	(23,127)
Currency risk
Hedge related to acquisition	3,560	—
Net investment hedges
Foreign currency denominated bonds and loans	188,343	—
Forward exchange contracts	80,584	—

	JPY (millions) For the year ended March 31, 2023
	Amounts recognized in OCI		Amount reclassified to profit or loss
	Change in fair value of hedging instruments	Hedging costs	Cash flow hedge	Hedging costs	Line item in which reclassification adjustment is included
Cash flow hedges
Interest risk
Interest rate swaps	¥3,993	¥—	¥(360)	¥—	Financial income
Forward interest rate	(2,123)	—	2,312	—	Financial expenses
Currency and interest risk
Currency and interest rate swaps	54,566	(21,426)	(89,289)	(3,052)	Financial income and Financial expenses
Net investment hedges
Foreign currency denominated bonds and loans	142,456	—	—	—
Forward exchange contracts	25,806	—	—	—
The amount relating to the ineffectiveness recorded in profit or loss was immaterial for the years ended March 31, 2022 and 2023. The amount of hedging gains/losses recorded in other comprehensive income and reclassified to profit or loss as hedged future cash flows were no longer expected to occur was immaterial for the years ended March 31, 2022 and 2023.
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
Customer Credit Risk
Trade and other receivables are exposed to customer credit risk. Takeda monitors the status of overdue balances, reviews outstanding balances for each customer and regularly examines the credibility of major customers in accordance with Takeda’s policies for credit management to facilitate the early evaluation and the reduction of potential credit risks. In parallel, Takeda utilizes programs to sell certain trade and other receivables due from certain customers to a select group of banks on a non-recourse basis which in turn minimizes the credit risk associated with such customers. If necessary, Takeda obtains rights to collateral or guarantees on the receivables.
The following represents the carrying amount of the trade receivables categorized by due date and the analysis of impairment loss allowance as of March 31, 2022 and 2023:

	JPY (millions) except for percentage As of March 31, 2022
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥569,289	¥19,369	¥5,972	¥3,670	¥14,391	¥14,217	¥626,908
Impairment loss allowance	(3,274)	(23)	(88)	(50)	(963)	(4,993)	(9,390)
Net carrying amount	566,015	19,346	5,884	3,620	13,428	9,224	617,518
Weighted average loss rate (%)	0.6%	0.1%	1.5%	1.4%	6.7%	35.1%	1.5%

	JPY (millions) except for percentage As of March 31, 2023
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥499,795	¥23,676	¥14,999	¥8,975	¥19,912	¥15,430	¥582,787
Impairment loss allowance	(2,219)	(66)	(66)	(33)	(694)	(4,278)	(7,356)
Net carrying amount	497,576	23,610	14,933	8,942	19,218	11,152	575,431
Weighted average loss rate (%)	0.4%	0.3%	0.4%	0.4%	3.5%	27.7%	1.3%
Management believes that the unimpaired amounts that are past due are still collectible in full, based on historical payment behavior and extensive analysis of customer credit risk.
As of March 31, 2022 and 2023, Takeda has provided loss allowance on trade receivables and other receivables not past due based on an analysis of credit histories. Loss allowance for trade receivables are measured based on expected credit losses on a collective basis using the simplified approach. However, when events that have a detrimental impact on the estimated future cash flows such as customers’ deterioration of financial conditions or failure of payment overdue have occurred, expected credit losses are measured on an individual basis as credit-impaired financial assets. Takeda considers a financial asset to be in default when the customer is unlikely to pay the obligation in full, without recourse by Takeda to take actions such as realizing collaterals, if any.

The following is a summary of the change in the impairment loss allowance for trade receivables for the years ended March 31, 2022 and 2023. The impairment loss allowance recognized for other than trade receivables is immaterial.

	JPY (millions)
	Bad debt provision calculated by simplified approach	Bad debt provision recognized to credit- impaired financial assets	Total
As of April 1, 2021	¥2,359	¥6,278	¥8,637
Increases	999	1,837	2,836
Decreases (written off)	(60)	(2,147)	(2,207)
Decreases (reversed)	(333)	(533)	(866)
Foreign currency translation differences	446	544	990
As of March 31, 2022	¥3,411	¥5,979	¥9,390
Increases	92	190	282
Decreases (written off)	(719)	(2,509)	(3,228)
Decreases (reversed)	(119)	(213)	(332)
Foreign currency translation differences	662	582	1,244
As of March 31, 2023	¥3,327	¥4,029	¥7,356
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
The table below presents the balances of financial liabilities by maturity. The total contract amount below reflects cash flows presented on an undiscounted cash flow basis, including interest expense. The amounts disclosed as of March 31, 2022 and 2023 are undiscounted cash flows using the respective spot foreign exchange rates as of March 31, 2022 and 2023.

	JPY (millions)
	Carrying amount	Total	Within one year	Between one and two years	Between two and three years	Between three and four years	Between four and five years	More than five years
As of March 31, 2022
Bonds and loans
Bonds	¥3,637,355	¥4,648,070	¥221,182	¥395,333	¥580,073	¥167,299	¥632,188	¥2,651,995
Loans	708,055	733,219	78,155	103,540	54,623	90,696	105,942	300,263

Trade and other payables	516,297	516,297	516,297	—	—	—	—	—
Lease liabilities	465,238	645,782	53,877	52,489	48,660	44,907	39,502	406,347
Derivative liabilities	36,529	(48,275)	21,144	(1,390)	(2,090)	(2,405)	(2,647)	(60,887)
Derivative assets	(41,890)	(151,044)	(26,505)	(7,060)	(9,183)	(9,183)	(9,573)	(89,540)

As of March 31, 2023
Bonds and loans
Bonds	¥3,658,314	¥4,640,222	¥331,223	¥586,179	¥182,261	¥685,321	¥164,573	¥2,690,665
Loans	724,027	767,558	113,404	60,482	92,999	107,483	317,706	75,484

Trade and other payables	649,233	649,233	649,233	—	—	—	—	—
Lease liabilities	479,351	665,983	59,623	56,009	51,229	46,111	41,281	411,730
Derivative liabilities	40,721	(64,835)	15,858	(509)	(2,324)	(2,231)	(2,243)	(73,386)
Derivative assets	(79,654)	(234,200)	(28,814)	(17,443)	(13,297)	(13,302)	(33,858)	(127,486)
The contractual amount of bonds in “Between two and three years” as of March 31, 2022 and “Between one and two years” as of March 31, 2023, includes 500,000 million JPY principal amount of the hybrid subordinated bonds (the “Hybrid Bonds”) as Takeda may make an early repayment of all of the principal of the Hybrid Bonds on each interest payment date beginning October 6, 2024. For details on the principal and interest rates associated with these bonds and loans, see Note 20.

Reconciliation of liabilities arising from financing activities

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Lease liabilities	Derivative assets used for hedge of debts	Derivative liabilities used for hedge of debts	Total
As of April 1, 2021	¥3,532,202	¥1,103,100	¥69	¥436,412	¥(1,506)	¥58,293	¥5,128,570
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	—	—	(2)	—	—	—	(2)
Proceeds from issuance of bonds	249,334	—	—	—	—	—	249,334
Repayments of long-term loans	—	(414,105)	—	—	—	—	(414,105)
Repayments of bonds	(395,106)	—	—	—	—	(903)	(396,009)
Repayments of lease liabilities	—	—	—	(39,694)	—	—	(39,694)
Interest paid	—	—	—	(13,934)	—	—	(13,934)
Non-cash items
Foreign exchange movement	237,833	18,737	219	34,701	—	—	291,490
Change in fair value	—	—	—	—	(21,243)	(43,327)	(64,570)
New, amended and terminated leases	—	—	—	33,819	—	—	33,819
Others	13,092	39	—	13,934	—	—	27,065
As of March 31, 2022	¥3,637,355	¥707,770	¥285	¥465,238	¥(22,749)	¥14,063	¥4,801,964

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Lease liabilities	Derivative assets used for hedge of debts	Derivative liabilities used for hedge of debts	Total
As of April 1, 2022	¥3,637,355	¥707,770	¥285	¥465,238	¥(22,749)	¥14,063	¥4,801,964
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	40,000	—	—	—	—	—	40,000
Proceeds from long-term loans	—	75,000	—	—	—	—	75,000
Repayments of long-term loans	—	(75,181)	—	—	—	—	(75,181)
Repayments of bonds	(281,489)	—	—	—	—	—	(281,489)
Repayments of lease liabilities	—	—	—	(43,401)	—	—	(43,401)
Interest paid	—	—	—	(16,580)	—	—	(16,580)
Non-cash items
Foreign exchange movement	253,390	16,135	25	32,173	—	—	301,723
Change in fair value	—	—	—	—	(32,474)	116	(32,358)
New, amended and terminated leases	—	—	—	25,341	—	—	25,341
Others	9,058	48	(54)	16,580	—	—	25,632
As of March 31, 2023	¥3,658,314	¥723,772	¥256	¥479,351	¥(55,223)	¥14,179	¥4,820,649
Others includes an increase in debts due to application of amortized cost method.

28.    Share-based Payments
Takeda maintains share-based compensation payment plans for the benefit of its directors and certain employees of the Company and its subsidiaries and affiliates worldwide. Takeda recorded total compensation expense related to its share-based payment plans of 39,428 million JPY, 43,730 million JPY, and 61,024 million JPY for the years ended March 31, 2021, 2022 and 2023, respectively, in its consolidated statements of profit or loss.
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
There was no compensation expense recorded during the years ended March 31, 2021, 2022 and 2023 as all awards were fully vested.
The following table summarizes the stock option activity:

	For the Year Ended March 31
	2021		2022		2023
	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)
As of beginning of the year	3,371,200	¥4,065	3,357,200	¥4,082	3,347,100	¥4,094
Exercised	(14,000)	1	(10,100)	1	(43,500)	2,802
As of end of the year	3,357,200	4,082	3,347,100	4,094	3,303,600	4,111
All of the stock options were exercisable as of March 31, 2021, 2022 and 2023.
The weighted-average share price at the date of exercise was 4,115 JPY, 3,815 JPY and 3,852 JPY during the years ended March 31, 2021, 2022 and 2023, respectively. The weighted-average exercise price and weighted-average remaining contractual life of the share options outstanding were 4,082 JPY and 11 years, 4,094 JPY and 10 years, and 4,111 JPY and 9 years, as of March 31, 2021, 2022 and 2023, respectively.
Stock Incentive Plans
Takeda has the following 3 stock-based incentive compensation plans for its directors and eligible employees including members of senior management:

Board incentive plan (“BIP”) Trust -The BIP Trust is an incentive plan for board directors designed based on Restricted Stock Units and Performance Share Units, whereby Restricted Stock Unit awards and Performance Share Unit awards are granted to board directors. Each award is settled in a single share of the Company’s common stock. Under the BIP, Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Share Unit awards are granted to internal directors and are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda’s strategic focus and long-term growth. Performance Share Unit awards vest three years from the date of grant. For purposes of the Performance Share Unit awards, the performance metrics primarily consisted of: (i) 3-year accumulated revenue; (ii) 3-year accumulated core operating profit margin; (iii) 3-year accumulated free cash flow; (iv) certain R&D goals; and (v) 3-year relative total shareholder return. The settlement value of the awards is based on stock price and subject to, among other things, applicable tax withholding, foreign exchange rates (in countries other than Japan) and the value of company dividends during the vesting period. Takeda, through a wholly owned trust, buys shares of the Company’s common stock in the market on the grant date, and uses these shares to settle the awards upon vesting. The number of shares the individual receives (either through physical settlement or cash) is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals residing in Japan. For individuals residing outside of Japan, the trust sells the shares the individual is eligible to receive and pays cash to the individual in settlement of the award.

Employee Stock Ownership Plan (“ESOP”) Trust - The ESOP Trust is an employee incentive plan designed based on Restricted Stock Units and Performance Share Units, whereby Restricted Stock Unit awards and Performance Share Unit awards are granted to certain employees, including members of senior management of the Company. Each award is settled in a single share of the Company's common stock. Restricted Stock Unit awards and Performance Share Unit awards are granted to certain members of senior management while Restricted Stock Unit awards are granted to the remainder of employees. Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Share Unit awards are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda’s strategic focus and long-term growth. Performance Share Unit awards vest three years from the date of grant. For purposes of the Performance Share Unit awards, the performance metrics primarily consisted of (i) 3-year accumulated revenue; (ii) 3-year accumulated core operating profit margin; (iii) 3-year accumulated free cash flow; (iv) certain R&D goals; and (v) 3-year relative total shareholder return. The settlement value of the awards is based on stock price and subject to, among other things, applicable tax withholding and the value of company dividends during the vesting period. Takeda, through a wholly owned trust, buys shares of the Company's common stock in the market or issues shares the Company's common stock on the grant date and uses these shares to settle the awards upon vesting. The number of shares the individual receives is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals residing in Japan. For individuals residing outside of Japan, the trust sells the shares the individual is eligible to receive and pays cash to the individual in settlement of the award.

Long-Term Incentive Plan for Company Group Employees Overseas (“LTIP”) - The LTIP was approved by the Board on June 24, 2020 and is an incentive plan that provides for the grant of awards to eligible employees, including members of senior management of the Company and its subsidiaries and affiliates overseas. The LTIP provides for the grant of Restricted Stock Units and Performance Stock Units, as well other equity based awards. Grants under the LTIP may be settled in American Depositary Shares (“ADSs”) or cash, or a combination thereof.
Takeda first granted awards under the LTIP on July 1, 2020 in the form of Restricted Stock Unit awards and Performance Stock Unit awards, and no other forms of awards have been granted under the LTIP to date. Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Stock Unit awards are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda’s strategic focus and long-term growth. Performance Stock Unit awards vest three years from the date of grant. For purposes of the Performance Stock Unit awards, the performance metrics primarily consisted of: (i) 3-year accumulated revenue; (ii) 3-year accumulated core operating profit margin; (iii) 3-year accumulated free cash flow; (iv) certain R&D goals; and (v) 3-year relative total shareholder return. The value of such awards when such awards are to be settled in ADSs is based on the fair market value of the shares of the Company's common stock converted into ADSs, subject to, among other things, applicable tax withholding, foreign exchange rates and the value of company dividends during the vesting period. Restricted Stock Unit awards and Performance Stock Unit awards granted under the LTIP are to be settled in ADS to award recipients residing and employed in countries outside of Japan where settlement in ADSs is permitted by local law and regulation. In countries outside of Japan where such form of settlement is not permissible due to legal, regulatory and/or administrative reasons, Restricted Stock Unit awards and Performance Stock Unit awards are structured such that settlement is to be made in cash and accounted as a “Cash-Settled LTIP Award” (please refer to Cash-Settled LTIP Awards).

The total compensation expense recognized related to these plans was 37,663 million JPY, 43,374 million JPY and 60,672 million JPY during the years ended March 31, 2021, 2022 and 2023, respectively.
The weighted average fair value of the awards at the grant date is as follows (in JPY):

	For the Year Ended March 31
	2021	2022	2023
BIP:
Weighted average fair value at grant date	¥3,765	¥3,738	¥3,759
ESOP:
Weighted average fair value at grant date	3,765	3,738	3,759
Equity-Settled LTIP:
Weighted average fair value at grant date	1,907 (US$17.64 in contractual currency)	1,877 (US$16.90 in contractual currency)	1,909 (US$14.09 in contractual currency)
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

The following table summarizes the award activity related to the BIP (the number of awards) (1 award represents 1 share of the Company's common stock), ESOP (the number of awards) (1 award represents 1 share of the Company's common stock) and Equity-settled LTIP (the number of awards) (1 award represents 1 share of the ADS). One ADS equals 0.5 of the Company's common stock:

	For the Year Ended March 31
	2021			2022			2023
	BIP	ESOP	Equity-Settled LTIP	BIP	ESOP	Equity-Settled LTIP	BIP	ESOP	Equity-Settled LTIP
At beginning of the year	819,229	13,398,751	—	1,035,843	7,751,952	23,412,994	1,216,361	3,372,452	40,861,734
Granted	518,965	791,687	25,223,010	536,121	534,437	29,211,506	544,491	450,340	38,897,622
Forfeited/expired before vesting	—	(794,005)	(1,744,170)	—	(552,490)	(4,270,590)	(13,554)	(96,015)	(4,682,948)
Settled	(302,351)	(5,644,481)	—	(355,603)	(4,361,447)	(7,466,212)	(435,309)	(2,949,200)	(15,237,880)
Transfer to Cash-Settled LTIP	—	—	(65,846)	—	—	(25,964)	—	—	(85,930)
Transfer to Cash-Settled RSU	—	—	—	—	—	—	—	(3,733)	—
At end of the year	1,035,843	7,751,952	23,412,994	1,216,361	3,372,452	40,861,734	1,311,989	773,844	59,752,598

There were no exercisable shares as of March 31, 2021, 2022, and 2023. The weighted average remaining contractual life of the outstanding awards was one year for the BIP as of March 31, 2022 and 2023, zero year as of March 31, 2022 and one year as of March 31, 2023 for the ESOP, and one year for the Equity-Settled LTIP plans as of March 31, 2022 and 2023.
Cash-Settled Awards
Takeda has a phantom stock appreciation rights (“PSARs”) plan and a restricted stock units (“RSUs”) plan for certain employees of subsidiaries of the Company. The value of these awards is linked to share price of the Company and are settled in cash. Moreover, where settlement of awards granted under the LTIP described under “—Equity Settled Plans” above in ADSs or shares of common stock is not permissible due to legal, regulatory and/or administrative reasons, such awards are settled in cash. The total compensation expense recorded associated with these plans was 1,765 million JPY, 356 million JPY and 352 million JPY during the years ended March 31, 2021, 2022 and 2023. The total liability reflected in the consolidated statements of financial position as of March 31, 2021, 2022 and 2023 is 2,115 million JPY, 1,583 million JPY and 1,026 million JPY, respectively.
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
The following table summarizes the award activity related to the PSARs (the number of awards) (1 award represents 1 share of the Company's common stock) :

	For the Year Ended March 31
	2021		2022		2023
	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)
As of beginning of the year	2,686,749	¥4,873	2,270,439	¥4,997	1,471,095	¥5,481
Forfeited/expired after vesting	(416,310)	4,641	(799,344)	5,134	(1,253,565)	6,054
As of end of the year	2,270,439	4,997	1,471,095	5,481	217,530	5,956

All PSARs were vested and exercisable as of March 31, 2021, 2022 and 2023. There was no intrinsic value of vested cash-settled share-based payments as of March 31, 2022 and 2023.

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
The following table summarizes the award activity related to the RSUs (the number of awards) (1 award represents 1 share of the Company’s common stock):

	For the Year Ended March 31
	2021	2022	2023
As of the beginning of the year	1,439,536	778,451	317,734
Granted	23,541	—	—
Forfeited/expired before vesting	(155,551)	(62,649)	(8,208)
Settled	(529,075)	(398,068)	(313,259)
Transfer from Equity-Settled ESOP	—	—	3,733
As of the end of the year	778,451	317,734	—
There are no exercisable balances as of March 31, 2021, 2022 and 2023.

Cash-Settled LTIP Awards
As noted above, for purposes of restricted stock unit awards and performance stock units granted under the LTIP in countries where settlement in ADSs is not permissible due to legal, regulatory and/or administrative reasons, such grants are structured such that settlement is to be made in cash and accounted for as Cash-Settled LTIP Awards.
The following table summarizes the award activity related to the Cash-Settled LTIP Awards (the number of awards) (1 award represents 1 ADS):

	For the Year Ended March 31
	2021	2022	2023
As of the beginning of the year	—	262,994	296,640
Granted	286,316	153,604	213,224
Forfeited/expired before vesting	(29,478)	(25,682)	(30,372)
Settled	(59,690)	(120,240)	(197,780)
Transfer from Equity-Settled LTIP	65,846	25,964	85,930
As of the end of the year	262,994	296,640	367,642
There are no exercisable balances as of March 31, 2021, 2022 and 2023.

29.    Subsidiaries and Associates
The number of consolidated subsidiaries decreased by 25 in the year ended March 31, 2023, primarily due to mergers and liquidations to reorganize capital in subsidiaries acquired as part of integration with Shire. The number of associates accounted for using the equity method decreased by 2 primarily due to a change of ownership ratio.
The following is a listing of the Company’s consolidated subsidiaries (including partnerships) as of March 31, 2023:

Company name	Country	Ownership of Voting Rights (%)
Takeda Argentina S.A.	Argentina	100.0%
Takeda Austria GmbH	Austria	100.0%
Takeda Manufacturing Austria AG	Austria	100.0%
Baxalta Innovations GmbH	Austria	100.0%
Takeda Distribuidora Ltda.	Brazil	100.0%
Takeda Pharma Ltda.	Brazil	100.0%
Takeda Canada Inc.	Canada	100.0%
Takeda (China) Holdings Co., Ltd.	China	100.0%
Takeda (China) International Trading Co., Ltd.	China	100.0%
Tianjin Takeda Pharmaceuticals Co., Ltd	China	100.0%
Takeda France S.A.S.	France	100.0%
Takeda GmbH	Germany	100.0%
Takeda Ireland Limited	Ireland	100.0%
Shire Pharmaceuticals International Unlimited Company	Ireland	100.0%
Shire Acquisitions Investments Ireland Designated Activity Company	Ireland	100.0%
Shire Ireland Finance Trading Limited	Ireland	100.0%
Takeda Italia S.p.A.	Italy	100.0%
Takeda Pharmaceuticals Korea Co., Ltd.	Korea	100.0%
Takeda Mexico S.A.de C.V.	Mexico	100.0%
Takeda Nederland B.V.	Nederland	100.0%
Takeda Pharmaceuticals Limited Liability Company	Russia	100.0%
Takeda Development Center Asia, Pte. Ltd.	Singapore	100.0%
Takeda Manufacturing Singapore	Singapore	100.0%
Takeda Farmaceutica Espana S.A.	Spain	100.0%
Takeda Pharma AB	Sweden	100.0%
Takeda Pharmaceuticals International AG	Switzerland	100.0%
Baxalta Manufacturing, S.a.r.l.	Switzerland	100.0%
Takeda Pharma AG	Switzerland	100.0%
Takeda UK Limited	United Kingdom (“U.K.”)	100.0%
Takeda Pharmaceuticals U.S.A., Inc.	U.S.	100.0%
ARIAD Pharmaceuticals, Inc.	U.S.	100.0%
Takeda Vaccines, Inc.	U.S.	100.0%
Takeda Development Center Americas, Inc.	U.S.	100.0%
Baxalta Incorporated	U.S.	100.0%
Dyax Corp.	U.S.	100.0%
Takeda Ventures, Inc.	U.S.	100.0%
Baxalta US Inc.	U.S.	100.0%
Shire Human Genetic Therapies, Inc.	U.S.	100.0%

Company name	Country	Ownership of Voting Rights (%)
Biolife Plasma Services LP	U.S.	100.0%
Takeda Manufacturing U.S.A., Inc.	U.S.	100.0%
Other 140 subsidiaries

Associates accounted for using the equity method: 17 associates as of March 31, 2023
30.    Related Party Transactions
Compensation for Key Management Personnel
Key management personnel are defined as members of the Board. The compensation for key management personnel is as follows:

	JPY (millions) For the Year Ended March 31
	2021	2022	2023
Basic compensation and bonuses	¥1,664	¥1,614	¥1,640
Share-based compensation (expensed amount)	2,483	2,547	2,403
Other	42	38	43
Total	¥4,189	4,199	4,085
31.    Business Combinations
Acquisitions during the Years ended March 31, 2021, 2022, and 2023
There was no material business combination during the years ended March 31, 2021, 2022, and 2023.

32.    Commitments and Contingent Liabilities
Purchase commitments
The amount of contractual commitments for the acquisition of property, plant and equipment was 15,262 million JPY as of March 31, 2023.
Milestone Payments
As discussed in Note 13, Takeda has certain contractual agreements related to the acquisition of intangible assets that require it to make payments of up to 1,455,554 million JPY as of March 31, 2023. These commitments include development, regulatory approval and launch milestone payments in relation to R&D programs under development. The related commercial milestone payments were not included in the commitments given the payments were not deemed reasonably likely to occur.
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
With respect to each of the legal proceedings described below, other than those for which a provision has been made, Takeda is unable to make a reliable estimate of the expected financial effect at this stage. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision, if any, and lack of clarity as to the merits of theories of liability, the merits of Takeda’s defenses, the amount and recoverability of damages and/or governing law. Takeda does not believe that information about the amount sought by the plaintiffs, if that is known, is, by itself, meaningful in every instance with respect to the outcome of those legal proceedings.
Legal expenses incurred and charges related to legal claims are recorded in selling, general and administrative expenses. Provisions are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. The factors Takeda considers in developing a provision include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. As of March 31, 2022 and 2023, Takeda’s aggregate provisions for legal and other disputes were 42,869 million JPY and 64,290 million JPY, respectively. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. Unless otherwise stated below, Takeda is unable to predict the outcome or duration of these matters at this time.
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
Takeda’s principal pending legal and other proceedings are disclosed below. The outcomes of these proceedings are not always predictable and can be affected by various factors. For those legal and other proceedings for which it is considered at least reasonably possible that a loss has been incurred, Takeda discloses the possible loss or range of possible loss in excess of the recorded loss contingency provision, if any, where such excess is both material and estimable.
ACTOS
Economic Loss Cases
Takeda has been named in ACTOS-related lawsuits brought by plaintiffs who do not assert any claims for personal injuries. Instead plaintiffs claim they suffered an economic loss by paying for ACTOS prescriptions that allegedly would not have been written had Takeda provided additional information about the alleged risks of bladder cancer associated with ACTOS in its US product label. A putative class of third party payors and consumers brought suit against Takeda in the U.S. District Court for the Central District of California.

Proton Pump Inhibitor (“PPI”) Product Liability Claims
As of March 31, 2023, more than 6,200 product liability lawsuits related to the use of PREVACID and DEXILANT have been filed against Takeda in U.S. federal and state courts. Most of these cases are pending in U.S. federal court and are consolidated for pre-trial proceedings in a multi-district litigation in federal court in New Jersey. The plaintiffs in these cases allege they developed kidney injuries or, in some cases, gastric cancer as a result of taking PREVACID and/or DEXILANT, and that Takeda failed to adequately warn them of these potential risks. Similar cases were filed against other manufacturers of drugs in the same PPI class as Takeda’s products, including AstraZeneca plc (“AstraZeneca”), Procter & Gamble Company (“Procter & Gamble”) and Pfizer Inc. (“Pfizer”). Outside the U.S., one proposed class action is pending in Canada (Saskatchewan). The defendants include Takeda, AstraZeneca, Janssen Pharmaceutical Companies (“Janssen”) and several generic manufacturers.
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
TRINTELLIX
Takeda has received notices from sixteen generic pharmaceutical companies that they have submitted Abbreviated New Drug Applications (“ANDAs”) with paragraph IV certifications seeking to sell generic versions of TRINTELLIX. Takeda filed patent infringement lawsuits against the ANDA filers in federal court in Delaware. Lawsuits against ten ANDA filers were resolved before trial. A trial took place from January 15 to January 28, 2021 with six ANDA filers, including Alembic Pharmaceuticals Limited and Alembic Pharmaceuticals, Inc., Lupin Limited and Lupin Pharmaceuticals, Inc. (“Lupin”), Macleods Pharmaceuticals Ltd., Sigmapharm Laboratories, LLC, Sandoz, Inc., and Zydus Pharmaceuticals (USA) Inc. and Cadila Healthcare Limited. The Court issued its decision on September 30, 2021 and found that US Patent 7,144,884, which covers vortioxetine (the active ingredient in Trintellix), is valid. For the rest of the asserted patent, only US Patent 9,101,626, which covers processes for synthesizing vortioxetine, was found to be infringed by Lupin. Takeda filed a notice of appeal on November 24, 2021. Lupin filed a notice of appeal on November 29, 2021 and other defendants filed a notice of appeal on December 8, 2021. The parties are awaiting scheduling of oral argument.
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

AbbVie Supply Agreement Litigation
In November 2020, AbbVie brought suit against Takeda Pharmaceutical Company Limited (“Takeda”) in Delaware Chancery Court alleging Takeda breached its agreement with AbbVie related to the supply of LUPRON in the U.S. due to shortages arising from quality issues the U.S. Food & Drug Administration identified concerning Takeda’s production facility in Hikari, Japan as part of a Form 483 issued in November 2019 and a Warning Letter issued in June 2020. In the litigation, AbbVie sought both preliminary injunctive relief and monetary damages. In September 2021, the court issued an order denying AbbVie’s request for injunctive relief. The court subsequently issued a decision finding Takeda in breach of the supply agreement. A trial to determine the amount of any damages was held in January 2023, and the court’s decision is still pending.
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
33.    Subsequent Events
On April 26, 2023, Takeda entered into new Syndicated Loans of 100 billion JPY with various banks maturing on April 26, 2030. The new Syndicated Loans have an effective interest rate of 0.68%. The proceeds from these Syndicated Loans were used to repay 100 billion JPY in existing Syndicated Loans falling due on the same day.