Form 20-F
period 2024-03-31
TAKEDA PHARMACEUTICAL CO LTD
filed 2024-06-26
CIK 1395064

Form 20-F
FY2023

TAKEDA PHARMACEUTICAL COMPANY LIMITED

As filed with the Securities and Exchange Commission on June 26, 2024
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________
FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2024
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
Milano Furuta
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
120,169,678 ADSs outstanding as of March 31, 2024
1,569,013,464 shares of common stock as of March 31, 2024

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
In this annual report, we present our audited consolidated financial statements as of March 31, 2023 and 2024 and for the fiscal years ended March 31, 2022, 2023 and 2024. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS also includes International Accounting Standards (“IAS”) and the related interpretations of the committees (Standard Interpretations Committee (“SIC”) and International Financial Reporting Interpretations Committee (“IFRIC”)).
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
•the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence (AI), in our business or other initiatives to restructure our operations will lead to the expected benefits;
•developments regarding or the outcome of any litigation or other legal, administrative, regulatory or governmental proceedings;
•information regarding competition within our industry, including the timing of anticipated competition from generics or biosimilars of our marketed products based on the expiration of patents or regulatory exclusivity or otherwise;
•our ability to reduce our greenhouse gas emissions, whether via internal energy conservation measures, future advancements in renewable energy or low carbon energy technology; or
•the effect of economic, political, legislative or other developments on our business or results of operations, including changes with respect to interest rates, foreign exchange rates, inflation, third-party suppliers and payers.
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
Our ability to offset the effects of losses of exclusivity in our existing products and to continue to grow our business depends significantly on the success of our research and development activities in identifying, developing and successfully commercializing new products in a timely and cost-effective manner. To accomplish this, we commit substantial efforts, funds and other resources to research and development, both in-house and through collaborations with third parties. However, these research and development programs are expensive and involve intensive preclinical evaluation and clinical trials in connection with a highly complex and lengthy regulatory approval process. We discuss regulatory considerations below under “—If we fail to comply with government regulations over product development, regulatory approvals and reimbursement requirements, our business could be adversely affected.” The research and development process for a new biopharmaceutical product also requires us to attract and retain sufficient numbers of highly skilled employees and can often take more than ten years from discovery to commercial launch. Even if we successfully develop and bring to market new products, there is only a limited available patent life in which to recoup these development costs.
During each stage of the approval process and post-approval life cycle of our products, there is a substantial risk that we will encounter serious obstacles, including unfavorable results or indications of safety concerns regarding a new compound; difficulty or delays in enrolling patients or in administering clinical trials; delays in completing formulation and other testing and work necessary to support an application for regulatory approval; insufficient clinical trial data to support the safety or efficacy of the product candidate; difficulties in maintaining supply chains in investigational new drugs or commercial products; failure to bring a product to market prior to a competitor, or to develop a product sufficiently differentiated from a competing product to achieve significant market share; difficulty in obtaining reimbursement at satisfactory rates for our approved products from governments and insurers; difficulty in obtaining regulatory approval for additional indications; failure to enter into or implement successful alliances for the development and/or commercialization of products or the inability to manufacture sufficient acceptable quantities of a product candidate for development or commercialization activities in a timely or cost-efficient manner. Moreover, the degree of market acceptance of any approved product candidate by the medical community, including physicians, healthcare professionals and patients, will depend on a number of factors, including changes in unmet medical needs, relative convenience and ease of administration, the prevalence and severity of any adverse reactions, availability of alternative treatments, pricing and our sales and marketing strategy.
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
As a result of the foregoing or other factors, we may decide to delay, discontinue, terminate or externalize the development of potential pipeline products in which we have invested significant resources, even where the product is in the late stages of development, and have done so in the past. For example, in 2021, we terminated Phase 2 clinical studies of TAK-994 due to the emergence of a liver-related safety signal. In June 2022, we decided not to proceed with further development of TAK-994. Furthermore, we also announced in October 2023 that the Phase 3 ADMIRE-CD II study, assessing the efficacy and safety of Alofisel (darvadstrocel) for the treatment of complex Crohn’s Perianal Fistulas (CPF), did not meet its primary endpoint of combined remission at 24 weeks. As a result Takeda does not plan to file for regulatory approval in the U.S.
There can also be no assurance that we will be successful in bringing new products to market, marketing them, achieving sufficient acceptance thereof and recouping our investments in their development. For example, our pipeline compounds may not receive regulatory approval, obtain anticipated labeling, become commercially successful or achieve satisfactory rates of reimbursement.
Products approved for use and successfully marketed in one market may be unable to obtain regulatory approval, become commercially successful or achieve satisfactory rates of reimbursement in other markets. Even following initial regulatory approval, the success of a product may be adversely affected by safety and efficacy findings in other clinical trials or larger real-world patient populations, as well as by the market entry of competitive products or other product-related developments. For example, in March 2022, Takeda announced that it had received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (the “FDA”) in response to a Prior Approval Supplement (PAS) for NATPARA (parathyroid hormone) for Injection that Takeda submitted to the FDA in late 2021. The PAS was intended to address the potential for rubber particulate formation, which was the issue that led to the U.S. recall of NATPARA in September 2019. The CRL stated that it could not be approved in its current form. Later in 2022, amid significant ongoing supply challenges specific to the product, Takeda announced its decision to discontinue global manufacturing of NATPAR/NATPARA at the end of 2024.

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
Obtaining marketing approval for pharmaceutical products is a lengthy, complex and highly regulated process that requires intensive preclinical and clinical data, and the approval process can vary significantly depending on the regulatory authority. Relevant health authorities may, at the time of the filing of the application for a marketing authorization, or later during their review, impose requirements that can evolve over time, including requiring additional clinical trials, and such authorities may delay or refuse to grant approval. Even where we have obtained marketing approval for a product in one or more major markets, we may need to invest significant time and resources in applying for approval in other markets, and there is no assurance that we will be able to obtain such approval. For example, despite having received a positive opinion from the Committee for Medicinal Products for Human Use of the European Medicines Agency (the “EMA”) for our dengue vaccine candidate, TAK-003, we announced in July 2023 that we had voluntarily withdrawn our U.S. biologics license application (BLA) for TAK-003 following discussions with the FDA about aspects of data collection that could not be addressed within that BLA review cycle. In addition, in October 2023, we announced the voluntary withdrawal of EXKIVITY (mobocertinib) globally due to the outcome of the Phase 3 EXCLAIM-2 confirmatory trial, which did not meet its primary endpoint and thus did not fulfill the confirmatory data requirements of the Accelerated Approval granted by the FDA, nor the conditional marketing approvals granted in other countries.
Health authorities are increasingly focused on product safety and on the risk/benefit profile of pharmaceutical products, which could lead to more burdensome and costly approval processes and negatively affect our ability to obtain regulatory approval for products under development. For example, the FDA, the EMA, the Ministry of Health, Labour and Welfare (the “MHLW”) and the National Medical Products Administration (the “NMPA”) have been implementing strict requirements for approval, particularly in terms of the volume of data needed to demonstrate a product’s efficacy and safety.
Even after regulatory approval is obtained, marketed products are subject to various post-marketing commitments, including continual review, risk evaluations, comparative effectiveness studies and, in some cases, requirements to conduct post-marketing clinical trials to gather additional safety and other data. Regulatory authorities in many countries have worked to enhance post-approval monitoring in recent years, which has increased post-approval regulatory burdens. Post-regulatory approval reviews and data analyses can lead to the issuance of recommendations by government agencies, specialized organizations, healthcare professionals or patients regarding the use of products. For example, such recommendations could include a request to limit the patient population of a drug’s indication, the imposition of marketing restrictions, including changes in package insert or labeling, or the suspension or withdrawal of the product. Any such recommendation, whether implemented or not, could result in reductions in sales volume and/or new or increased concerns about the adverse reactions or efficacy of a product. These substantial regulatory requirements have, over time, increased the costs associated with maintaining regulatory approvals and achieving reimbursement for our products.
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
We engage in various marketing, promotional and educational activities pertaining to, as well as the sale of, pharmaceutical products in a number of jurisdictions around the world. The promotion, marketing and sale of pharmaceutical products and medical devices are highly regulated and the sales and marketing practices of market participants have been subject to increasing supervision by governmental authorities, and we believe that this trend will continue.
In the U.S., our sales and marketing activities are monitored by several regulatory authorities and law enforcement agencies, including the FDA, the U.S. Department of Health and Human Services (the “HHS”), the U.S. Department of Justice, the Drug Enforcement Administration (the “DEA”) and the U.S. Securities and Exchange Commission (the “SEC”). In addition, our use of data, including sensitive patient information, and of technology, including machine learning and artificial intelligence (AI), is regulated by the Federal Trade Commission as well as various states under evolving standards. These authorities and agencies and their equivalents in other countries have broad authority to investigate market participants for potential violations of laws relating to the sale, marketing and promotion of pharmaceutical products and medical devices, including the False Claims Act, the Anti-Kickback Statute, the United Kingdom Bribery Act of 2010 and the Foreign Corrupt Practices Act, among others, for alleged improper conduct, including corrupt payments to government officials, improper payments to medical professionals, off-label marketing of pharmaceutical products and medical devices, the submission of false claims for reimbursement by the federal government and the use or misuse of data and technology. Healthcare companies may also be subject to enforcement actions or prosecution for such improper conduct. Any inquiries or investigations into our operations, or enforcement or other regulatory action against us, by such authorities could result in significant defense costs, fines, penalties and injunctive or administrative remedies, distract management to the detriment of the business, result in the exclusion of certain products, or us as a whole, from government reimbursement programs or subject us to regulatory controls or government monitoring of our activities in the future. We are also subject to certain ongoing investigations by governmental agencies.

Government policies and other pressures to reduce medical costs could have an adverse effect on sales of our pharmaceutical products.
We are subject to governmental regulations mandating price controls in various countries in which we operate. The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and consumers are under intense pressure to control spending even more tightly. See “Item 4. Information on the Company—B. Business Overview-Third-Party Reimbursement and Pricing”.
In the U.S., managed care groups (including pharmacy benefit managers), as well as institutional and governmental purchasers, have put significant pricing pressure on drug manufacturers. In particular, as managed care groups have grown in size due to market consolidation, pharmaceutical companies have faced pressure in pricing and usage negotiations and are engaged in fierce competition to have their products included in the care providers’ formularies. Moreover, as a result of the legislative and regulatory environment, in the U.S. we continue to experience heightened pricing pressure on, and limitations on access to, our branded pharmaceutical products sold in the U.S. In 2022, Congress passed the Inflation Reduction Act (the “IRA”), which significantly changes the compensation terms for drugs under the Medicare program, including by imposing penalties on manufacturers who raise drug prices faster than inflation, instituting a cap on out-of-pocket expenditures by Medicare beneficiaries and allowing the federal government to set prices for certain drugs covered under Medicare beginning in 2026. We expect the IRA to negatively impact sales and profits and may lead to further political pressure or legislative, regulatory or other efforts to introduce lower prices, reduce spending on the Medicare and Medicaid programs, expand and strengthen the Affordable Care Act, and lower the overall spending by the government on prescription medicines. In addition, various state legislatures and regulators have enacted, or are pursuing, policy changes that could further increase pricing pressure on our products. As a result, we expect the healthcare industry in the U.S. will continue to be subject to increased pricing and spending pressure.
In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”) Drug Price Standard, a price list published by the MHLW (the “NHI price list”). The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been previously subject to revisions based on the actual prices and amounts by which the pharmaceutical products are purchased by medical institutions in Japan, and the average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program. As part of these initiatives, the annual NHI price list revision has taken place since April 2021, which could lead to more frequent downward price revisions. The government is also addressing the efficient use of drugs, with the target of 80% penetration in each prefecture by volume and 65% in value by March 2030 with respect to products for which market exclusivity has expired. In addition, products on the NHI price list nominated based on pre-defined criteria, such as innovativeness and the financial impact, are subject to a cost-effectiveness evaluation under MHLW rules, and subject to price adjustments depending on the outcome of this evaluation.
In Europe, drug prices have been subject to downward pressure due to measures implemented in each country to control drug costs, and prices continue to come under pressure due to parallel imports, generic competition, increasing use of health technology assessment based upon cost-effectiveness and other factors. European pricing and reimbursement authorities have also intensified efforts to increase transparency of prices as well as exchange of information among the various European pricing authorities in order to raise pressure towards the industry. This pricing debate has impacted the overall political climate in Europe and has triggered a European policy initiative to review the pharmaceutical industry’s intellectual property incentives with a particular emphasis on orphan drugs. The European Commission has also proposed to revise the European Union (“EU”) pharmaceutical legislation, which contains a proposal to reduce and/or modulate Intellectual Property incentives, regulatory data protection and orphan market exclusivity. While we expect that any new legislation in this area would take at least two to three years to be adopted, it could have significant impact on our business model. Starting in 2025, the EU Regulation on Health Technology Assessment will be implemented, initially for oncology and advanced therapeutic medicinal products, expanding in 2028 to orphan drugs and from 2030 to all centrally registered products, adding an additional layer of scrutiny to subsequent national-level pricing and reimbursement processes. While the exact impact of this regulation is not yet known, it is expected to increase clinical evidentiary requirements on manufacturers by pooling specific data requirements from all EU member states. If we are unable to meet these heightened requirements, our products could face potential adverse impacts on pricing and reimbursement in EU markets.
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

Generic or biosimilar substitutes have high market shares in a number of key markets, including the U.S., Europe, Japan and many emerging countries, and the adverse effects of the launch of generic products are particularly significant in such markets. The introduction of generic or biosimilar versions of a pharmaceutical product typically leads to a swift and substantial decline in the sales of the original product. Our continued innovation efforts cannot fully mitigate the impact of competition from generics or biosimilars. In the U.S., the EU and Japan for example, political pressure to reduce spending on prescription drugs has led to legislation and other measures that encourage the use of generic products. In Japan, the government is implementing various measures to control drug costs, including by encouraging medical practitioners to use and prescribe generic drugs, and in April 2021 announced its intention to raise generic drug penetration with respect to products for which market exclusivity has expired, to 80% by volume in all prefectures (regions) by the end of the fiscal year ending March 31, 2024. In addition, in April 2023, the government announced that by the end of the fiscal year ending March 31, 2030, it aims to increase the ratio of Active Pharmaceutical Ingredients (APIs) with 80% or more of biosimilar replacement rates on a volume basis to at least 60% of all APIs that have biosimilar versions available. Legislation has also been passed in the U.S. and Europe encouraging the use of biosimilar products. Similar to generics, biosimilars aim to provide less expensive versions of innovative biologic products. Legislation has provided abbreviated pathways for the approval and marketing of biosimilar products, which may affect the profitability and commercial viability of our biologic products.
Certain products of ours have begun, or are expected over the next several years, to face declining sales due to the loss of patent protection or regulatory exclusivity. For example, following the expiration of patent protection covering the formulation of VELCADE and pediatric regulatory exclusivity, generic bortezomib products entered the market in 2022. Patent protection covering VYVANSE and the associated pediatric exclusivity expired in the U.S. in August 2023, which has negatively affected sales of this product. Furthermore, our current top selling product, ENTYVIO, will face loss of regulatory exclusivity in the latter half of this decade and certain patents covering various aspects of this product are expected to expire in 2032. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for details.
We may also be subject to competition from generic or biosimilar drug manufacturers prior to the expiration of patents if a manufacturer successfully challenges the validity of our patents, if a manufacturer is able to design around our patents, or if a manufacturer obtains approval of their product and launches it at risk (i.e., prior to a judicial determination). If such a launch occurred prior to completion of court proceedings, a court may decline to grant a preliminary injunction. While we may be entitled to obtain damages subsequently, the amount we may ultimately be awarded and able to collect may be insufficient to compensate for the loss of sales and other harm caused to us. Furthermore, if we lose patent protection as a result of an adverse court decision or a settlement, in certain jurisdictions, we may face the risk that government and private third-party payers and purchasers of pharmaceutical products may claim damages alleging they have over-reimbursed or overpaid for a drug.
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
In recent years, competitors have introduced novel hemophilia products, or such products have been approved for additional uses, which may affect (and in certain cases has affected) sales of our recombinant and plasma-based hemophilia products, such as our factor FVIII products and anti-inhibitor coagulant complex product. Certain competitors are developing other hemophilia therapies, including gene-based therapies. In 2022, the FDA approved the first gene therapy for hemophilia B, and in 2023, the FDA approved the first gene therapy for hemophilia A. These developments could also affect sales of our recombinant and plasma-based therapies. Increased competition from new products or therapies could similarly affect our other products.
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
We expect that we will continue to collaborate with third parties for key aspects of our business, including the discovery and development of new products, in-licensing products, and the marketing and distribution of approved products. A major part of our research and development strategy is to initiate alliances with third parties in the biotechnology industry, academia and the public sector, and we believe that the overall strength of our research and development program and product pipeline depends on our ability to identify and initiate partnerships, in-licensing arrangements and other collaborations with third parties. However, there can be no assurance that any of our third-party alliances will lead to the successful development and marketing of new products. Moreover, reliance on third-party alliances subjects us to a number of risks, including:
•We may be unable to identify suitable opportunities meeting our target return on investment at a reasonable cost and on terms that are acceptable to us due to active and intense competition among pharmaceutical groups for alliance opportunities or other factors;
•Entering into in-licensing or partnership agreements may require the payment of significant upfront and/or milestone payments well before the relevant products are placed in the market, without any assurance that such investments will ultimately become profitable in the long term. To the extent such payments are recorded as assets on our consolidated statement of financial position, any termination of the relevant partnership could require us to recognize an impairment loss up to the full value of such assets;
•When we research and market our products through collaboration arrangements, the performance of certain key tasks or functions is the responsibility of our collaboration partners, who may not perform effectively or otherwise meet our expectations; and
•Decisions may be under the control of or subject to the approval of our collaboration partners, and we may have differing views or be unable to agree upon an appropriate course of action. Any conflicts or difficulties that we may have with our partners during the course of these agreements or at the time of their renewal or renegotiation or any disruption in the relationships with our partners may affect the development, launch and/or marketing of certain of our products or product candidates.
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
We commonly use suppliers, vendors and partners, including alliances with other pharmaceutical companies, for certain key aspects of our business, including manufacturing and commercialization of products, support for information technology systems and certain human resource functions. We do not control these partners, but we depend on them in ways that may be significant to us. If these parties fail to meet our expectations or fulfill their obligations to us, we may fail to receive the expected benefits. These third parties are also exposed to cybersecurity risks that could result in operational interruptions, regulatory fines under privacy laws, or reputational damage to Takeda. Some of these third parties have experienced cybersecurity attacks that have resulted in information about Takeda’s business, including our patients, being compromised. In addition, if any of these third parties fails to comply with applicable laws and regulations in the course of its performance of services for us, there is a risk that we may be held responsible for such violations as well. This risk is particularly serious in emerging markets, where corruption is often prevalent and where many of the third parties on which we rely do not have internal compliance resources comparable to our own. Any such failures by third parties, in emerging markets or elsewhere, could adversely affect our business, reputation, financial condition or results of operations. Moreover, global supply chains have been affected by such varying but interconnected factors as increased geopolitical tensions and military conflicts, including the Russian invasion of Ukraine, turmoil in the Middle East and resulting disruptions to logistics, transportation, energy and other industries and significantly increased inflation in a number of markets. These pressures on global supply chains may also harm the ability of our third-party partners to supply us with the products and services we need to administer our business.
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
The manufacture of our products (from active pharmaceutical ingredients through to finished products) is technically complex and highly regulated, and as a result we may experience difficulties or delays including but not limited to seizure or recalls of products or shut-downs of manufacturing plants; problems with business continuity, including as a result of a natural or man-made disaster, at one of our facilities or at a critical supplier or vendor; failure by us or by any of our vendors or suppliers to comply with the Good Manufacturing/Laboratory Practice (the “GMP/GLP”) and other applicable regulations and quality assurance guidelines, which could lead to manufacturing shutdowns, product shortages, delays in product manufacturing and/or administrative, enforcement or other actions by regulatory authorities if regulatory authorities deem our products to be non-compliant with or otherwise in violation of applicable laws; problems with manufacturing, quality assurance/quality control, storage or supply, or governmental approval delays, due to our consolidation and rationalization of manufacturing facilities and the sale or closure of certain sites; failure of a sole source or single source supplier to provide us with necessary raw materials, supplies or finished goods for an extended period of time, which could impact continuous supply; failure of a third-party manufacturer to supply us with semi-finished or finished products on time; construction or regulatory approval delays related to new facilities or the expansion of existing facilities; the inability to obtain sufficient components or raw materials on a timely basis or at a cost-effective price due to public health crises, medical epidemics or pandemics such as the COVID-19 pandemic; additional costs related to deficiencies identified by regulatory agencies in connection with inspections of our facilities, and enforcement, remedial or punitive actions by regulatory authorities if we fail to remedy any deficiencies; and other manufacturing or distribution problems, including limits to manufacturing capacity due to regulatory requirements (e.g. Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulation in the EU), changes in the types of products produced, physical limitations or other business interruptions, that could impact continuous supply. For example, in 2019, we issued a recall in the United States of NATPARA (parathyroid hormone) due to the potential for rubber particulate formation and, in 2022, the FDA issued a CRL in response to our Prior Approval Supplement (PAS) with respect to NATPARA (parathyroid hormone) to address this potential issue and indicated that it could not approve the PAS in its current form. In late 2022, Takeda made its decision that it would discontinue manufacturing NATPARA for injection globally at the end of 2024 due to unresolved supply issues that are specific to the product.
In addition, despite efforts at compliance, from time to time we or our partners may receive notices of manufacturing, quality-related, or other observations following inspections by regulatory authorities around the world, as well as official agency correspondence regarding compliance. For example, on June 9, 2020 the FDA issued a warning letter related to our manufacturing plant in Hikari, Yamaguchi, Japan which included several technical observations, including observations about procedures, personnel, records, investigations, training, equipment, and oversight. Based on our responses and corrective actions, the FDA revised the inspection classification to Voluntary Action Indicated and determined that the conditions in the Warning Letter were addressed and, as a result, the Waring Letter was closed. The corrective actions resulted in a temporary supply shortage of Leuprorelin, a product which we supply to AbbVie, Inc. (“AbbVie”) pursuant to a supply agreement. AbbVie filed a lawsuit against us on November 6, 2020 specifying an alleged breach of contract, and a Delaware state court has ruled in favor of AbbVie on the alleged breach, with a final damages award of USD 505 million including interest. We or our partners may receive additional or similar observations, correspondence and claims in the future, whether regarding the Hikari plant or otherwise. If we are unable to resolve these observations and address regulator concerns and claims from partners in a timely fashion, our business, financial condition and results of operations could be materially affected. See “—We are involved in litigation relating to our operations on an ongoing basis, and such litigation could result in financial losses or harm our business” for further discussion on risks associated with litigation and lawsuits relating to our operations.
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
Furthermore, sourcing and transportation of plasma and production and distribution of plasma-derived products is complex, capital intensive and subject to extensive regulation. Efforts to increase the collection of plasma may require strengthening acquisition and third-party contracting capacities and successful regulatory approval of additional plasma collection facilities and plasma fractionation facilitates. Further development of such capacities and facilities involves a lengthy regulatory process and is highly capital intensive. In addition, access to and transport as well as use of plasma may be subject to restrictions by governmental agencies. If we are unable to manage these inherent risks and challenges, we may lose market share or customer confidence, be required to record charges related to idle capacity or impairment on facilities or take other actions which could materially and adversely affect the Plasma-Derived Therapies business.
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
Our consolidated bonds and loans were JPY 4,843.8 billion as of March 31, 2024, the majority of which was incurred in connection with the acquisition of the entire issued and to-be-issued share capital of Shire pursuant to a Scheme of Arrangement under the laws of Jersey (the “Shire Acquisition”) or represents the related indebtedness of Shire that is included in our consolidated statements of financial position. This significant amount of aggregate debt and the substantial amount of cash required for payments of interest and principal could adversely affect our liquidity. We are also required to comply with certain covenants within various financing arrangements and violations of such covenants may require the acceleration and immediate repayment of the indebtedness, which may in turn have a material adverse effect on our financial condition, cash flows, business and results of operations. Furthermore, we may desire to or be required from time to time to incur additional borrowings, including in relation to the repayment or refinancing of any of our currently outstanding indebtedness. Our ability to arrange new financing, or a refinancing and the terms thereof will depend on our financial position and performance, prevailing market conditions (including fluctuations in market interest rates) and other factors beyond our control. Moreover, if we decide to refinance indebtedness, our overall leverage may not necessarily decrease (or may increase temporarily pending the use of the proceeds of the refinancing transaction to repay outstanding debt), and interest expense may increase if, among other factors, market interest rates are higher than at the time we incurred the indebtedness being refinanced.
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
Restructuring initiatives to improve efficiency in our business may not provide the expected benefits on the expected timeline
In the ordinary course of our business, we continuously seek to improve operational efficiency across our organization. In addition to these improvements, we may also seek to implement more transformational initiatives. Most recently, on May 9, 2024, we announced a multi-year, enterprise-wide program aimed at increasing efficiency and improving our profitability, including initiatives to increase the agility and simplicity of our business organization, improve our procurement models and increase productivity and efficiency through the implementation of digital, automation and artificial intelligence (AI) technologies. However, the design and implementation of both ordinary course and one-time initiatives are complicated and require the commitment of significant financial, managerial and other resources to complete. Moreover, there can be no assurance that such initiatives will provide the benefits we seek, or that such benefits can be realized on the targeted schedule. Initiatives to simplify our organization, for example, will require changes to our organization and the reallocation of human and other resources, which can require extended discussions with regulators, employees and other stakeholders, as well as the incurrence of significant costs, such as severance payments. Primarily as a result of the initiatives announced in May 2024, we expect to record JPY 140.0 billion of restructuring expenses in the fiscal year ending March 31, 2025, and may incur lower expenses in the fiscal years to follow. Even if these initiatives are ultimately successful, we expect that such expenses will negatively affect our consolidated profitability in the short term.
We have significant operations across the world, including emerging markets, and continued expansion into new and developing markets is a key strategy, which expose us to additional risks.
Our global operations, which encompass approximately 80 countries and regions across the world, are subject to a number of risks, including difficulties in monitoring and coordinating research and development, marketing, supply-chain and other operations in a large number of jurisdictions; risks related to laws, regulations and policies, including those implemented following changes in political leadership and trade, capital and exchange controls; changes with respect to taxation, including impositions or increases of withholding and other taxes on remittances and other payments by our overseas subsidiaries; varying standards and practices in the legal, regulatory and business cultures in which we operate, including potential inability to enforce contracts or intellectual property rights; trade restrictions, including restrictions on investment and import/export controls, cross-border data transfer restrictions, and changes in tariffs on cross border trade; complex sanctions regimes in various countries such as the U.S., the EU and other jurisdictions, violations of which could lead to fines or other penalties; risks related to geopolitical and local political instability and uncertain business environments; changes in global, regional or local economies, or the overall political, economic or social climate, including inter-country relationships in Asia and elsewhere; acts of terrorism, war, global climate change, extreme weather events, medical epidemics or pandemics such as the recent COVID-19 pandemic, and other sources of social disruption; and difficulties associated with managing local personnel and preventing misconduct by local third-party alliance partners.
Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations. Further expansion overseas has been one of our key strategies, and, in the fiscal year ended March 31, 2024, regions outside of Japan accounted for 89.4% of our consolidated revenue, with the U.S. in particular contributing 51.5% of consolidated revenue. We expect that markets outside Japan, particularly the U.S. and also Europe and Canada, will continue to be increasingly important to our business and results of operations, increasing the likelihood that any of these risks is realized. We have also been taking steps to grow our business in most emerging markets, which we define to include Latin America, Asia (excluding Japan), Commonwealth of Independent States (“CIS”) and Other (including the Middle East, Africa and Oceania). Our revenue from emerging markets was JPY 649.8 billion (or 15.2% of our total revenue) for the fiscal year ended March 31, 2024, and we intend to pursue further growth in such emerging markets. In particular, we believe that there is an attractive opportunity to grow our business in China.
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
In response to the Russian invasion of Ukraine begun in February 2022, Takeda has taken action to discontinue activities in Russia that are not essential to maintaining the supply of medicines to patients and providing ongoing support to our employees, subject to compliance with all international sanctions imposed on Russia. This includes suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. In the fiscal year ended March 31, 2024, revenue attributable to Russia/CIS represented 1.7% of our total consolidated revenue, and we did not experience a material impact from the invasion, international responses thereto or our discontinuation of non-essential activities in Russia. Depending on the future status of the crisis, however, our results of operations and financial condition, and our strategy to increase our business in the region, could be adversely affected. Among other matters, certain clinical trials may be delayed, and we may incur additional costs to find alternative locations in which to hold such trials. For example, due in part to the effects of the invasion of Ukraine on our ability to conduct clinical trials, as well as other factors such as COVID-19-related lockdowns in China, in 2022, we have announced delays in our target approval filing dates for soticlestat.
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
For reasons including but not limited to the above, significant parts of our operations across the world including emerging markets present significant risks, and the realization of such risks could have a material adverse effect on our business, financial condition and results of operations.
We may experience difficulty implementing and resourcing corporate sustainability-related measures, or complying with emerging sustainability-related requirements and expectations.
Governmental and regulatory authorities, counterparties such as suppliers, investors, the public at large and others have increasingly focused on sustainability, with new laws and regulations regarding such matters increasing in number and scope. This includes new public reporting obligations such as the European Union’s Corporate Sustainability Reporting Directive (CSRD), the SEC’s final climate risk disclosure rules (currently stayed) as well as new sustainability disclosure rules expected to be adopted by Japan’s Financial Services Authority. These emerging requirements, as well as other laws and regulations such as the EU’s Corporate Sustainability Due Diligence Directive, could increase costs associated with our business operations, including the allocation of additional staffing and other resources and exposure to regulatory, litigation and reputational risk.
We have adopted certain corporate goals and programs to help us address environmental sustainability risks and may evolve them to address other sustainability related risks in the future as our stakeholders increasingly focus on these topics., We are committed to the achievement of these goals and are working to meet them, but we may nevertheless be unable to meet expectations and such goals and initiatives may also result in increased costs. With respect to environmental sustainability, we have committed to reducing our carbon footprint, minimizing waste sent to landfill from our operations, enhancing our water stewardship practices, and engaging with our vendors and suppliers to encourage them to cooperate with these initiatives. We have also committed to achieve net-zero (as defined in the Science Based Targets initiative (SBTi) Corporate Net-Zero Standard) in greenhouse gas (GHG) emissions related to our operations (Scope 1 and Scope 2) by 2035 and for our entire value chain (including currently estimated Scope 3 GHG emissions) by 2040. Despite making progress in FY23, accurately estimating Scope 3 emissions remains a challenge to overcome as part of these efforts, and we may not be successful in doing so. Moreover, although we have not yet recorded material expenses in connection with our net-zero initiatives, the costs of successfully implementing them, such as the costs of seeking renewable sources of energy or increasing the energy efficiency of our operations, are currently unclear, will depend on factors outside of our control (such as the effect of governmental and societal initiatives to reduce greenhouse emissions and technological developments) and may become significant in the future. Also, these initiatives may for example require us to seek alternative vendors or suppliers or impair our ability to procure or use certain materials.
To the extent that we are unable to meet the expectations of stakeholders, including governmental and regulatory authorities, counterparties, investors, customers, or the public with respect to sustainability matters, our reputation may be harmed, we may face increased compliance or other costs and demand for securities issued by us and our ability to participate in the debt and equity markets may decrease. Furthermore, such standards and expectations are subject to ongoing change and refinement, and may shift in unexpected and potentially significant ways, which we may struggle to accommodate.
Our digital transformation initiatives may be unsuccessful, and our profitability may be hurt or our business otherwise might be adversely affected.
We have made and plan to continue to make significant investments in digital transformation initiatives, with the goal of modernizing our platforms, accelerating data services, enhancing our ability to innovate and equipping our employees with new skills and ways of working. These digital transformation initiatives also represent a key part of our strategy for improving our profitability, in particular our operating profit margins. These types of activities are complex and are dependent on a number of factors, including entering into successful partnerships and alliances with technology companies, as well as developing and deploying technology architecture successfully and, particularly with respect to the use of emerging digital technologies such as AI, ensuring appropriate technology and data ethics practices. If we do not successfully manage our digitalization initiatives and digital technologies, or any other related activities that we may take in the future, any expected efficiencies and benefits might be delayed or not realized, our operations and business could be disrupted and our strategy for improving profitability may prove to be unsuccessful. If we fail to adequately or ethically integrate digitalization into our business, or if we cannot overcome difficulties that may arise in developing and implementing newly integrated technology, our reputation may be harmed and we may lose customers and market share. Even if our efforts are successful, our competitors, including established competitors or new entrants with specialized expertise, may be better able to achieve digitalization and realize its benefits, giving them a competitive advantage over us, displace any technology that we may develop or implement or make it obsolete. In addition, the costs associated with implementing these initiatives might exceed expectations, which could result in additional future charges, and we may be exposed to increased cybersecurity or related risks. The occurrence of any of these risks could have a material adverse effect on our business, financial position and results of operations.
We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of misuse, theft, exposure, tampering or other intrusions.
A variety of important processes relating to the research and development, production and sale of our products depend heavily on our information systems, including cloud-based computing, or those of third-party providers to whom we outsource certain business functions, including the storage and transfer of critical, confidential, sensitive or personal information regarding our patients, clinical trial subjects, vendors, customers, employees and others. We also increasingly seek to develop and collaborate on technology-based digital health products, such as mobile applications that aim to improve patient welfare in a variety of ways, which could lead us to store and transfer personal information about individual patients, customers and others. The size, age and complexity of our information technology systems make them potentially vulnerable to service interruptions, malicious intrusions and random attacks. Cyber-attacks are increasing in frequency, sophistication and intensity, and may occur opportunistically in response to Takeda’s public statements, such as the announcement of a new strategic partnership or key pipeline milestone. These and other cyber-attacks are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, hacktivists, nation-states and others. Cyber-attacks could include the deployment of harmful malware, denial of service attacks, worms, social engineering and other means to affect service reliability and threaten data confidentiality, integrity and availability. The development and maintenance of systems to safeguard against such attacks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Moreover, the costs related to these security measures are expected to continue to increase. For zero-day threats, or new vectors of attack which are currently unknown, the risk that our defenses will be inadequate is particularly pronounced. Despite our efforts, Takeda has been the target of cyberattacks and experienced data breaches and cannot eliminate all risks associated with such attacks. For example, in March 2024, Takeda notified regulators and BioLife plasma donors of potential unauthorized access of certain online donor accounts containing personal information and issued a password reset for impacted donor accounts.
If our data systems are compromised, our business operations may be impaired, we may lose profitable opportunities, or the value of those opportunities may be diminished, and we may lose revenue because of unlicensed use of our intellectual property or confidential or proprietary information. Cyber-attacks could significantly impact the availability of data systems that are essential to conducting routine business operations across the company, including product manufacturing or clinical development, and the recovery efforts could be both time consuming and costly. If personal information of our customers, employees, plasma donors or the patients we serve is misappropriated, our reputation may be injured resulting in loss of business and/or morale, and we may incur costs to remediate possible injury to those individuals and be required to pay fines or take other action with respect to judicial or regulatory actions arising out of such incidents. Data privacy or security breaches by employees and others with permitted access to our systems, including in some cases third-party service providers to which we may outsource certain business functions, may also pose a risk that sensitive data, including intellectual property or personal information, will be exposed to unauthorized persons or to the public. For more information on our risk management and governance for cybersecurity risks, as well as the impact of cyber incidents, refer to Item 16K – Cybersecurity.
We may not be able to attract and retain key management and other personnel.
In order to produce, develop, support and market our products, we depend on the expertise and leadership of our senior management team and other key members of our organization and need to attract and retain talent to support our operations in highly competitive markets or areas. The loss of key members of our organization, including senior members of our scientific and management teams, high-quality researchers and development specialists, could delay or prevent the achievement of major business objectives. The market is currently competitive in specific geographic regions and in specialized fields. We continue to make targeted investments in recruitment, training and retention of qualified individuals, including salary and other compensation to reward performance and incentivize employees. Despite our efforts to retain them, key employees could terminate their employment with us for any reason and there is no assurance that we will be able to attract or retain key employees and successfully manage them. Our inability to attract, integrate and retain highly skilled personnel, particularly those in leadership positions, may weaken our succession plans and may materially adversely affect our ability to implement our strategy and meet our strategic objectives, which could ultimately adversely affect our business and results of operations.
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
We are subject to evolving and complex tax laws in the jurisdictions in which we operate, and routinely obtain advice on tax-related matters. Significant judgment is required in determining our tax liabilities, and our tax returns are periodically examined by various tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our accrual for tax contingencies; however, due to the complexity of tax matters, the ultimate resolution of any tax matters may result in payments greater or less than the amounts accrued. Our tax liabilities are affected by many factors, including our intercompany transfer pricing related to the amounts we charge in cross border intercompany transactions for inventory, services, licenses, funding and other items, which are subject to the use of assumptions and judgments. Although we believe that we transact intercompany business in accordance with arm’s-length principles, tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters, and may assess additional taxes as a result.
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
The Organization for Economic Co-operation and Development (OECD) introduced a new inclusive framework on Base Erosion and Profit Shifting (BEPS 2.0) that contains a two-pillar solution to address the tax challenges arising from the digitalization of the economy. These changes are now being progressively implemented by tax authorities around the world and represent a fundamental change to the international tax framework. Pillar One provides for a new nexus standard/taxing right that allocates a portion of intangible/residual profits directly to market jurisdictions but only for the largest and most profitable companies, including Takeda. Pillar Two provides for a global minimum level of taxation (15%) that establishes a floor for tax competition amongst jurisdictions. Since the introduction of the OECD Inclusive Framework, over 130 countries have endorsed the framework. On March 28, 2023 the Japanese Diet passed a tax reform bill containing laws to implement certain aspects of the OECD BEPS Pillar Two initiative. These provisions generally reflect the rules established by the OECD and are applicable to fiscal years beginning on or after April 1, 2024. Takeda has reviewed the enacted rules and determined that top-up taxes may be applicable in some jurisdictions in which we operate.
Changes in data privacy and protection laws and regulations or any failure to comply with such laws and regulations, could adversely affect our business and financial results.
We are subject to laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Significant uncertainty exists as privacy and data protection laws may be applied differently from country to country and may create inconsistent or conflicting requirements. For example, the EU’s General Data Protection Regulation (the “GDPR”) imposes significant data protection obligations on companies regarding the handling of personal data and provides individuals with heightened privacy rights. EU regulators have also been imposing significant fines for non-compliant organizations in recent years (the higher of EUR 20 million or 4% of annual global turnover for the most serious breaches). Following the GDPR example, other countries have enacted enhanced privacy laws, including Brazil, multiple states in the U.S., Canada, China, India, Japan, Russia and Singapore. Of

particular concern is China’s Personal Information Protection Law which imposes onerous and stringent cross border obligations and severe enforcement penalties.
The increased use of digital technologies involving personal data, such as mobile health apps, wearables, digitalization of clinical trials or artificial intelligence (AI) tools deployed on personal data pose additional risks for our company both in terms of the larger volume of personal data we handle but also in terms of potential security threats of such technology and our ability to assess the deployment of each technology because of the sheer volume and speed at which they are being developed. Compliance with existing, proposed and recently enacted laws and regulations can be costly; failure to comply with these regulatory standards could also subject us to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, legal proceedings against us by governmental entities or others or damage to our reputation and credibility and it could also have a negative impact on our company results.
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
Furthermore, changes to current environmental laws and regulations may impose further compliance and tax related requirements on us that may impair our research, development and production efforts as well as our other business activities. Examples of new or evolving regulatory requirements include Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”); Classification, Labelling, and Packaging of substances and mixtures (“CLP”); the Globally Harmonized System of Classification and Labelling of Chemicals (“GHS”); producer responsibility frameworks; and regulations related to addressing climate change such as the EU’s Carbon Border Adjustment Mechanism, or other emerging environmental areas such as the EU Regulation on Deforestation-free Products. Increased environment, health and safety laws, regulations and enforcement could result in substantial costs and liabilities to us and could subject our use, manufacture, handling, storage, transportation, and disposal of hazardous materials to additional constraints. Consequently, compliance with these laws could result in capital expenditures as well as other costs and liabilities, thereby adversely affecting business, financial position and results of operations.
Risks Relating to the Operating Environment
Our results of operations and financial condition may be adversely affected by foreign currency exchange rate fluctuations.
We manufacture and sell products to customers in numerous countries, and we have entered and will enter into acquisition, licensing, borrowings or other financial transactions that give rise to translation and transaction risks related to foreign currency exposure. Fluctuations in currency exchange rates in the markets where we are active could negatively affect our results of operations, financial position and cash flows. For the fiscal year ended March 31, 2024, 89.4% of our sales were in markets outside Japan. Our consolidated financial statements are presented in Japanese yen, and by translating the foreign currency financial statements of our foreign subsidiaries into Japanese yen, the amounts of our revenue, operating profit, assets and equity, on a consolidated basis, are affected by prevailing rates of exchange.
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
We are exposed to both physical and transition risks associated with climate change. To date, we have not experienced material impacts relating to climate change, including compliance or litigation-related impacts. However, in recent years, extreme weather events and changing weather patterns such as storms, flooding, droughts and temperature changes have become more common. As a result, we are potentially exposed to various natural disasters or extreme weather risks such as hurricanes, tornadoes, droughts or floods, typhoons, tidal waves, wildfires or other events and chronic risks such as sea level rise, extreme heat and water stress that may result from the impact of climate change on the environment. Moreover, despite our internal evaluations regarding climate-related risks, there may be additional effects of climate change not currently contemplated by our internal models or by the market and society at large that may materialize in the future, leading to unexpected impacts on our business.
Climate change may also result in new or more stringent regulatory requirements globally. Climate-related regulations may require companies to accelerate and/or increase investment in technology to reduce energy consumption, water consumption and greenhouse gas emissions beyond current plans. Climate-related regulations could also lead to mandatory carbon pricing or climate risk disclosures. We are currently subject to carbon emission-based taxation schemes in certain jurisdictions, including the EU and Japan. The EU, Japan and the U.S. have all either proposed or finalized (or are in the process of finalizing) new climate risk disclosure requirements, and the regulatory landscape continues to evolve. The net impact of these climate-related transition risks could increase our operational expenses or that of our suppliers. We have also established a number of initiatives relating to the environment voluntarily, including a commitment to achieve net-zero (as defined in the Science Based Targets initiative (SBTi) Corporate Net-Zero Standard) in greenhouse gas (GHG) emissions related to our operations (Scope 1 and Scope 2) by 2035 and for our entire value chain (including currently estimated Scope 3 GHG emissions) by 2040. See “—Risks Relating to Our Business Strategies—We may experience difficulty implementing sustainability-related measures, particularly those relating to the environment, or in meeting the expectations of stakeholders.”
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
Consumers, the media, pharmaceutical companies and other parties increasingly use social media to communicate about pharmaceutical products and the diseases they are intended to treat, and may use other, newer technologies in a similar way in the future. For pharmaceutical companies, the use of these technologies requires specific attention, monitoring programs and moderation of comments. For example, social media platforms or other digital media may amplify negative or inaccurate posts or comments about us or our products and spread misinformation, causing damage to our reputation and business. They could also be used to bring negative attention to us or to the pharmaceutical industry as a whole, which could in turn cause reputational harm to Takeda, our employees, or our products and negatively impact our business. The nature of evidence-based healthcare, however, may prevent us from rapidly and adequately defending our interests against such comments. In addition, our employees and partners may use social media and other digital platforms and mobile technologies inappropriately or in ways that violate applicable laws or our internal policies, which may expose us to liability, or which could lead to breaches of data security, loss of trade secrets or other intellectual property or public disclosure of sensitive information, including information about our employees, clinical trial subjects or customers.
Other Risks Affecting Our Business
Sales to wholesalers are concentrated, which exposes us to credit risks and pricing pressures.
A significant portion of our global sales are made to a relatively small number of wholesale distributors, retail chains and other purchasing groups. In the fiscal year ended March 31, 2024, there were three wholesale distributors, AmerisourceBergen Group, McKesson Group and Cardinal Health, Inc., that each individually accounted for over ten percent of Takeda’s total revenue. If one of our significant wholesale distributors encounters financial or other difficulties, such a distributor may decrease the amount of business that it does with us, and we may be unable to collect the amounts that the distributor owes us on a timely basis or at all. Furthermore, the concentration of wholesale distributors has been increasing through mergers and acquisitions. In addition to increased credit risks, this has resulted in such distributors gaining additional purchasing leverage, which may increase pricing pressure on our products. Such credit concentration risks and pricing pressure could adversely affect our business, financial condition and results of operations.
We may have to recognize additional charges on our statements of profit or loss due to impairment of goodwill, other intangible assets and equity method investments.
We carry significant amounts of goodwill and intangible assets on our consolidated statements of financial position as a result of past acquisitions, including the Shire Acquisition. As of March 31, 2024, we had goodwill of JPY 5,410.1 billion and intangible assets of JPY 4,274.7 billion. Goodwill and intangible assets recorded in relation to acquisitions are recognized on our consolidated statements of financial position on the acquisition date. Under IFRS, we are required to examine such assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results-Critical Accounting Policies-Impairment of Goodwill and Intangible Assets”.
We may from time to time enter into business ventures with third-party entities where we have significant influence over the decisions on financial and operating policies, but do not have control or joint control (referred to as investments in associates). We may also from time to time enter into joint arrangements whereby we and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement (referred to as joint venture). Our policy is to account for these investments using the equity method of accounting. As of March 31,

2024, there were no joint arrangement of IFRS 11 in existence.
As of March 31, 2024, the carrying amount of investments accounted for using the equity method was JPY 89.8 billion. Under IFRS, at each reporting period, we are required to determine whether there is objective evidence that the investment in each associate or joint venture is impaired.
The recognition of such impairment charges may adversely affect our business, financial condition and results of operations. For example, for the reporting period ended March 31, 2024, we disclosed a JPY 74.0 billion impairment charge for ALOFISEL (for complex Crohn's perianal fistulas) following topline results of the phase 3 ADMIRE-CD II trial, a JPY 28.5 billion impairment charge following a decision to voluntarily withdraw EXKIVITY (for non-small cell lung cancer) globally, and other impairment charges for certain in-process R&D assets including those related to TAK-007 and modakafusp alfa (TAK-573) in Oncology as a result of decisions to terminate those programs. This was partially offset by a reversal of an impairment loss of JPY 35.7 billion related to the approval of EOHILIA, a therapy for eosinophilic esophagitis (EoE), by the FDA in February 2024. Takeda acquired the rights to ALOFISEL via its acquisition of TiGenix NV in 2018.
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

Item 4. Information on the Company
A. History and Development of the Company
Takeda is a patient-focused, values-based, R&D-driven global biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of biopharmaceutical products. Takeda focuses on five key business areas1: Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology and Neuroscience. Our R&D efforts are focused on core therapeutic areas: Gastrointestinal and Inflammation, Neuroscience and Oncology. We also make targeted R&D investments in PDT and Vaccines. We are committed to rare diseases, and many of the life-transforming medicines we are pursuing will treat rare diseases in our core therapeutic areas as well as in PDT. We are investing in new capabilities and next-generation platforms internally and through a network of partnerships. We are embracing data and digital technologies to improve the quality of innovation and accelerate execution. We focus on developing innovative medicines that make a difference in people’s lives by advancing the frontier of new treatment options and leveraging our collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. We focus on high unmet medical needs, both in rare and more prevalent conditions, to deliver high-quality medicines and vaccines to patients and communities as quickly as possible. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, and major research centers in Japan and the United States.
We are also committed to our three imperatives powered by data, digital and technology: Patient - We responsibly translate science into highly innovative, life-transforming medicines and vaccines, and accelerate access to improve lives worldwide; People - We create an exceptional people experience; Planet - We protect our planet.
Our 243-year history started in 1781, when Chobei Takeda began selling traditional Japanese and Chinese herbal medicines in Doshomachi, Osaka. After Japan’s Meiji Restoration opened the country to increased overseas trade in the late 1860s, we were one of the first companies to begin importing western medicines into Japan. In 1895, we began our pharmaceutical manufacturing business, and our research division was formed in 1914, allowing us to begin to discover our own pharmaceutical products. In 1925, we were incorporated as Chobei Takeda & Co., Ltd. and our name was later changed to Takeda Pharmaceutical Company Limited. In 1949, our shares were listed on the Tokyo and Osaka stock exchanges. We began expanding into overseas markets in the 1960s; first in Asia and, subsequently, other markets around the world. We began enhancing our overseas business infrastructure in the late 1990s, with the formation of new subsidiaries in the U.S. and Europe.
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
Since 2014, our efforts have been focused on enhancements to our R&D capabilities, prudent value enhancing acquisition activities and post-acquisition integration. Specifically, Takeda implemented an R&D transformation process to diversify modalities in our research, actively engage with innovative ecosystems around the world in the form of partnerships, and focus on our core therapeutic areas of Gastrointestinal and Inflammation, Neuroscience and Oncology. As examples of acquisition activities, in January 2019, we acquired Shire plc., bringing together Takeda and Shire’s complementary positions in gastroenterology and neuroscience, and establishing leading positions in rare diseases and PDT. In February 2023, we acquired all shares of Nimbus Lakshmi, Inc., a subsidiary of Nimbus Therapeutics, LLC, which brought into our pipeline TAK-279, a highly selective oral TYK2 inhibitor with potential to demonstrate best-in-class efficacy, safety and convenience in the treatment of psoriasis as well as multiple other immune-mediated diseases, including inflammatory bowel disease, psoriatic arthritis and systemic lupus erythematosus.
During the three fiscal years ended March 31, 2024, we also divested several businesses and assets in non-core areas. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results for further details on major businesses and assets acquired and divested.”
Our principal capital expenditures during the three fiscal years ended March 31, 2024, comprising the investment in, and acquisition of property, plant and equipment and intangible assets. In the fiscal years ended March 31, 2022, 2023 and 2024, we made capital expenditures (comprising the investment in, and acquisition of property, plant and equipment and intangible assets recorded on our consolidated statements of financial position) of JPY 239.9 billion, JPY 898.7 billion and JPY 496.7 billion, respectively, including the following highlights:
•In the fiscal year ended March 31, 2022, we broke ground on the first ‘positive energy’ building in our global network marking a first-of-its-kind investment within the biotechnology industry in Singapore. The building, a USD 14 million expansion of Takeda’s manufacturing operations in Singapore has been in operation since September 2023. We also continued investing in our plasma collection center network, with the addition of 23 new centers in the U.S. and Europe to bring Takeda’s total footprint to 204 centers.
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
1 Starting from the fiscal year ending March 31, 2025 (FY2024), “Plasma-Derived Therapies” will replace the previous category of “PDT Immunology” and will include all plasma-derived products including those previously categorized within “Rare Diseases” (e.g., FEIBA, CINRYZE). “Vaccines” will be presented as a separate key business area (previously included in “Others”), reflecting the strategic focus on our dengue vaccine, QDENGA.

•In the fiscal year ended March 31, 2024, we continued investing in our plasma collection center network, with the addition of 27 new centers in the U.S. and Europe to bring Takeda’s total footprint to 260 centers. We also signed a worldwide license and collaboration agreement with Protagonist Therapeutics for the development and commercialization of rusfertide, an investigational injectable hepcidin mimetic peptide of the natural hormone hepcidin, currently in a pivotal Phase 3 trial, VERIFY, for the treatment of Polycythemia Vera (PV).
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
The address of our global head office is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo, 103-8668, Japan; telephone number: 81-3-3278-2111. Takeda’s agent in the U.S. in connection with this annual report, as well as its agent for service of process for its registration statements filed with the SEC, is Takeda Pharmaceuticals U.S.A., Inc., 500 Kendall Street, Cambridge, MA 02142 U.S.A., telephone number: 1-617-349-0200.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Our corporate website is www.takeda.com.
B. Business Overview
We are a patient-focused, values-based, R&D-driven global biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of biopharmaceutical products. Our intent is to translate science into highly innovative life transforming medicines. We have built an R&D engine focused on three therapeutic areas, leveraging internal research and external partners in order to have access to different modalities like biologics or small molecules. We have a geographically diversified global business base and our prescription drugs are marketed worldwide.
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
Our commercial efforts are focused on five key business areas2 of GI, Rare Diseases, PDT Immunology, Oncology, and Neuroscience, which in the fiscal year ended March 31, 2024 accounted for 91.3% of our total revenue. We believe these business areas will drive our future revenue growth, and we will continue to make the necessary investments, as well as targeted acquisitions and divestitures, to further sharpen our focus and maximize the contributions of our portfolios in these areas. As of March 31, 2024, the following Growth & Launch Products are our growth driver products in our key business areas: ENTYVIO, ALOFISEL, EOHILIA, TAKHZYRO, LIVTENCITY, ADZYNMA, Immunoglobulin products (including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU), Albumin products (including HUMAN ALBUMIN/FLEXBUMIN), ALUNBRIG, EXKIVITY, FRUZAQLA and QDENGA.
Our R&D engine is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical needs, both in rare and more prevalent conditions, across our core therapeutic areas (Gastrointestinal and Inflammation, Neuroscience, and Oncology). Takeda is committed to rare diseases, and many of the life-transforming medicines we are pursuing will treat rare diseases in our core therapeutic areas as well as in PDT. We are working to harness the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. We are embracing data and digital technologies to improve the quality of innovation and accelerate execution.
We are also focused on optimizing our financial strength, delivering competitive margins and generating cash flows to invest in the business, to maintain a solid investment grade credit rating and to return cash to shareholders.
2 Starting from the fiscal year ending March 31, 2025 (FY2024), “Plasma-Derived Therapies” will replace the previous category of “PDT Immunology” and will include all plasma-derived products including those previously categorized within “Rare Diseases” (e.g., FEIBA, CINRYZE). “Vaccines” will be presented as a separate key business area (previously included in “Others”), reflecting the strategic focus on our dengue vaccine, QDENGA.

The following is a summary of our principal products by business area.
In GI, our principal products include:
•ENTYVIO (vedolizumab), a treatment for moderate to severe ulcerative colitis and Crohn’s disease. Sales of ENTYVIO have grown strongly since its launch in the U.S. and Europe in 2014 and was our top selling product in the fiscal year ended March 31, 2024. ENTYVIO is now approved in more than 70 countries worldwide with a subcutaneously administered formulation approved in the U.S., Europe, and Japan. We strive to maximize its potential by seeking approval in additional countries, examining use in further indications. In the fiscal year ended March 31, 2024, our revenue from ENTYVIO was JPY 800.9 billion .
•ALOFISEL (darvadstrocel), a treatment for complex perianal fistulas in adult patients with nonactive/mildly active luminal Crohn’s disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. ALOFISEL was approved in Europe in 2018, becoming the first allogeneic stem cell therapy to receive central marketing authorization approval in Europe. ALOFISEL was also approved in Japan in 2021. In the fiscal year ended March 31, 2024, our revenue from ALOFISEL was JPY 3.5 billion.
•EOHILIA (budesonide oral suspension), a therapy for eosinophilic esophagitis (EoE). EOHILIA is a corticosteroid, and the first and only FDA-approved oral therapy indicated for 12 weeks of treatment in patients 11 years and older with EoE. EOHILIA was approved by the U.S. FDA in February of 2024 and subsequently launched, in the fiscal year ended March 31, 2024, our revenue from EOHILIA was JPY 0.2 billion.
•TAKECAB/VOCINTI (vonoprazan fumarate), a treatment for acid-related diseases. TAKECAB was launched in Japan in 2015 and has achieved significant growth driven by its efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. TAKECAB (Chinese brand name: VOCINTI) was approved for reflux esophagitis in 2019 in China. In the fiscal year ended March 31, 2024, our revenue from TAKECAB/VOCINTI was JPY 118.5 billion.
•GATTEX/REVESTIVE (teduglutide[rDNA origin]), a treatment for patients with short bowel syndrome (SBS) who are dependent on parenteral support. GATTEX/REVESTIVE has been launched in the U.S., Europe, and Japan with adult and pediatric indications. In the fiscal year ended March 31, 2024, our revenue from GATTEX/REVESTIVE was JPY 119.3 billion.
In Rare Diseases, our principal products are:
•TAKHZYRO (lanadelumab-flyo), for the prevention of hereditary angioedema (HAE) attacks. TAKHZYRO is a fully human monoclonal antibody that specifically binds and decreases plasma kallikrein, an enzyme which is chronically uncontrolled in people with HAE. TAKHZYRO was approved for patients 12 years of age and older in both the U.S. and Europe in 2018, in China in 2020, and in Japan in 2022 and we are working to expand into further geographic areas. In 2023, TAKHZYRO was also approved by the FDA and the European Commission in patients aged 2 years and older. In the fiscal year ended March 31, 2024, our revenue from TAKHZYRO was JPY 178.7 billion.
•LIVTENCITY (maribavir), a treatment for adults and pediatric patients (12 years of age and older and weighing at least 35 kg) for post-transplant cytomegalovirus (CMV) infection/disease that is refractory to treatment (with or without genotypic resistance) with ganciclovir, valganciclovir, foscarnet or cidofovir. LIVTENCITY launched in the U.S. in December 2021, and was approved in Europe in November 2022 and China in December 2023. LIVTENCITY continues to show strong launch performance driven by fast uptake, rapid geographic expansion, and positive market access trends indicating high unmet medical needs. In the fiscal year ended March 31, 2024, our revenue from LIVTENCITY was JPY 19.1 billion.
•ADZYNMA (ADAMTS13, recombinant-krhn), a prophylactic and on-demand treatment of adult and pediatric patients with congenital thrombotic thrombocytopenic purpura (cTTP). ADZYNMA is the first and only FDA-approved recombinant ADAMTS13 (rADAMTS13) designed to address an unmet medical need in people with cTTP by replacing the deficient ADAMTS13 enzyme. ADZYNMA (apadamtase alfa/cinaxadamtase alfa) has now also been approved in Japan for treatment of cTTP for individuals 12 years of age and older. In the fiscal year ended March 31, 2024, our revenue from ADZYNMA was JPY 0.4 billion.
•ELAPRASE (idursulfase), an enzyme replacement therapy for the treatment of Hunter syndrome (also known as Mucopolysaccharidosis Type II or MPS II). In the fiscal year ended March 31, 2024, our revenue from ELAPRASE was JPY 91.6 billion.
•REPLAGAL (agalsidase alfa), an enzyme replacement therapy for the treatment of Fabry disease, marketed outside of the U.S., and also approved in China in 2020. Additionally, Takeda has acquired the manufacturing and marketing approval and the marketing rights of REPLAGAL in Japan from Sumitomo Dainippon Pharma as of February 2022. Fabry disease is a rare, inherited genetic disorder resulting from a deficiency in the activity of the lysosomal enzyme alpha-galactosidase A, which is involved in the breakdown of fats. In the fiscal year ended March 31, 2024, our revenue from REPLAGAL was JPY 73.6 billion.
•ADVATE (antihemophilic factor (recombinant)), a treatment for hemophilia A (congenital factor VIII deficiency) for control and prevention of bleeding episodes, for perioperative management, and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. In the fiscal year ended March 31, 2024, our revenue from ADVATE was JPY 122.9 billion.
•ADYNOVATE/ADYNOVI (antihemophilic factor (recombinant) [PEGylated]), an extended half-life recombinant factor VIII treatment for hemophilia A. ADYNOVATE/ADYNOVI uses the same manufacturing process as the standard half-life recombinant factor VIII therapy ADVATE, and adds a proven technology, PEGylation (a chemical process that prolongs the amount of time a compound remains in circulation, potentially allowing for fewer injections), which we exclusively licensed from Nektar Therapeutics. In the fiscal year ended March 31, 2024, our revenue from ADYNOVATE/ADYNOVI was JPY 66.3 billion.

•VPRIV (velaglucerase alfa), is indicated for long-term enzyme replacement therapy (ERT) in patients with type 1 Gaucher disease. In the fiscal year ended March 31, 2024, our revenue from VPRIV was JPY 51.3 billion.
In Plasma-Derived Therapies (PDT) Immunology, our principal products are:
•GAMMAGARD LIQUID/KIOVIG (Immune Globulin Intravenous (Human) 10%), a liquid formulation of the antibody replacement therapy immunoglobulin (IG), for the treatment of adult and pediatric patients two years of age or older with primary immunodeficiencies (PID) (administered either intravenously or subcutaneously), and adult patients with multifocal motor neuropathy (MMN) (administered intravenously). GAMMAGARD LIQUID was approved for adult patients with chronic inflammatory demyelinating polyneuropathy (CIDP) in the U.S. in January 2024. KIOVIG is the brand name used for GAMMAGARD LIQUID in many countries outside of the U.S.; KIOVIG is approved in Europe for multiple indications including CIDP.
•HYQVIA (Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase), a product consisting of human normal IG and recombinant human hyaluronidase (licensed from Halozyme). HYQVIA is the only subcutaneous IG treatment for PID patients with a dosing regimen that requires only one infusion up to once per month and one injection site per infusion to deliver a full therapeutic dose of IG. HYQVIA is approved in the U.S. for adults with PID, and in Europe for patients with PID syndromes and myeloma or CLL with severe secondary hypogammaglobulinemia and recurrent infections. In January 2024, HYQVIA was approved for maintenance treatment in adult patients with chronic inflammatory demyelinating polyneuropathy (CIDP) in the U.S. and CIDP patients of all ages in Europe.
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
In the fiscal year ended March 31, 2024, the total revenue from our PDT immunology portfolio, including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU, was JPY 644.6 billion.
•FLEXBUMIN (Human Albumin in a bag) and Human Albumin (glass), available as 5% and 25% solutions, indicated for hypovolemia, hypoalbuminemia due to general causes and burns, and for use during cardiopulmonary bypass surgery as a component of the pump prime. FLEXBUMIN 25% is also indicated for hypoalbuminemia associated with adult respiratory distress syndrome (ARDS) and nephrosis, and hemolytic disease of the newborn (HDN). In the fiscal year ended March 31, 2024, the total revenue from our albumin portfolio, including FLEXBUMIN and Human Albumin (glass) was JPY 134.0 billion.
In Oncology, our principal products include:
•ALUNBRIG (brigatinib), an orally administered small molecule anaplastic lymphoma kinase (“ALK”) inhibitor used to treat ALK-positive non-small cell lung cancer (NSCLC), was granted accelerated approval for patients who have progressed on or are intolerant to crizotinib in the U.S. in 2017, and marketing authorization for patients previously treated with crizotinib in the EU in 2018. The indication of ALUNBRIG was expanded to include newly diagnosed ALK-positive NSCLC patients in both the U.S. and the EU in 2020. ALUNBRIG was approved as a first and second-line therapy in Japan in January 2021. ALUNBRIG was also approved in China in March 2022. In the fiscal year ended March 31, 2024, our revenue from ALUNBRIG was JPY 28.5 billion.
•EXKIVITY (mobocertinib), a treatment for locally advanced or metastatic non-small cell lung cancer (NSCLC) with EGFR exon 20 insertion mutations whose disease has progressed on or after platinum based chemotherapy, was granted accelerated approval in the U.S. in September 2021, and China National Medical Products Administration (“NMPA”) approval in January 2023. In October 2023, we announced the voluntary withdrawal of EXKIVITY globally due to the outcome of the Phase 3 EXCLAIM-2 confirmatory trial, which did not meet its primary endpoint and thus did not fulfill the confirmatory data requirements of the Accelerated Approval granted by the U.S. FDA, nor the conditional marketing approvals granted in other countries. In the fiscal year ended March 31, 2024, our revenue from EXKIVITY was JPY 3.5 billion.
•FRUZAQLA (fruquintinib), a treatment for adults with metastatic colorectal cancer (mCRC) who have been previously treated with fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapy, an anti-VEGF therapy, and, if RAS wild-type and medically appropriate, an anti-EGFR therapy. FRUZAQLA is the first and only selective inhibitor of all three VEGF receptor kinases approved in the U.S. for previously treated mCRC regardless of biomarker status. Takeda has the exclusive worldwide license to further develop, commercialize, and manufacture fruquintinib outside of mainland China, Hong Kong and Macau. Fruquintinib is developed and marketed in China by HUTCHMED. In the fiscal year ended March 31, 2024, our revenue from FRUZAQLA was JPY 10.1 billion.
•LEUPLIN/ENANTONE (leuprorelin), a treatment for hormone-responsive cancers such as prostate cancer or breast cancer in women, as well as children with central precocious puberty, women with endometriosis, infertility, and to improve anemia in women with uterine leiomyomata (fibroids). While leuprorelin is no longer protected by patent, there is limited generic competition due to manufacturing considerations. In the fiscal year ended March 31, 2024, our revenue from LEUPLIN/ENANTONE was JPY 107.4 billion.
•NINLARO (ixazomib), the first oral proteasome inhibitor for the treatment of multiple myeloma (MM), was approved in the U.S. in 2015 for relapsed/refractory MM and was approved in Europe in 2016, in Japan in 2017, and in China in 2018. In Japan, NINLARO

is also approved as a maintenance treatment for MM. In the fiscal year ended March 31, 2024, revenue from NINLARO was JPY 87.4 billion.
•ADCETRIS (brentuximab vedotin), an anti-cancer agent used to treat Hodgkin lymphoma (HL) and systemic anaplastic large cell lymphoma (sALCL), has received marketing authorization in more than 70 countries worldwide and was approved in China in May 2020. Takeda jointly developed ADCETRIS with Seagen Inc., now a wholly owned subsidiary of Pfizer Inc. (“Pfizer”), and have commercialization rights in countries outside the U.S. and Canada. In the fiscal year ended March 31, 2024, our revenue from ADCETRIS was JPY 109.4 billion.
•ICLUSIG (ponatinib),a tyrosine kinase inhibitor targeting BCR::ABL1 with indications across chronic myeloid leukemia (CML) and Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL), received full approval in the U.S. in 2016 and subsequent U.S. approvals in expanded indications in 2020 and 2024. We have commercialization rights in the U.S. and Australia. Outside of the U.S. and Australia, ICLUSIG is marketed over 60 markets by five authorized partners from whom Takeda receives varying levels of supply, royalty and milestone payments. In the fiscal year ended March 31, 2024, our revenue from ICLUSIG was JPY 54.7 billion.
In Neuroscience, our principal products are:
•VYVANSE/ELVANSE (lisdexamfetamine dimesylate), a stimulant medication indicated for the treatment of attention deficit hyperactivity disorder (ADHD) in patients aged six and above, and for the treatment of moderate to severe binge eating disorder in adults. Sales declined in the U.S. in 2023 following the entry of generic competition. In the fiscal year ended March 31, 2024, our revenue from VYVANSE/ELVANSE was JPY 423.2 billion.
•TRINTELLIX (vortioxetine), an antidepressant indicated for the treatment of major depressive disorder (MDD) in adults. TRINTELLIX was co-developed with H. Lundbeck A/S, and Takeda has commercialization rights in the U.S., where it was launched in 2014 and in Japan, where it was launched in 2019. In the fiscal year ended March 31, 2024, our revenue from TRINTELLIX was JPY 104.8 billion.
In Others, our principal product is:
•QDENGA (Dengue Tetravalent Vaccine [Live, Attenuated]), a dengue vaccine that is based on a live-attenuated dengue serotype 2 virus, which provides the genetic “backbone” for all four dengue virus serotypes and is designed to protect against any of these serotypes. QDENGA is available in 4 endemic countries and 17 European countries. In the fiscal year ended March 31, 2024, our revenue from QDENGA was JPY 9.6 billion.
For a breakdown of revenues by geographic region, see Note 4 to our audited consolidated financial statements.

Research and Development
Research and development expenses for the fiscal year ended March 31, 2024 were JPY 729.9 billion. Takeda does not report disaggregated R&D expenses, including by therapeutic area or clinical trial stage, as our R&D budget is determined on a company-wide basis and specific expenditures may be subject to re-allocation depending on development results and priorities.
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
Takeda’s R&D engine is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical needs, both in rare and more prevalent conditions, across our core therapeutic areas (Gastrointestinal and Inflammation, Neuroscience, and Oncology). Takeda is committed to rare diseases, and many of the life-transforming medicines we are pursuing will treat rare diseases in our core therapeutic areas as well as in PDT. We are working to harness the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. We are embracing data and digital technologies to improve the quality of innovation and accelerate execution.
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
Our key in-house R&D facilities include:
•Greater Boston Area Research and Development Site: Our Boston R&D site is located in Cambridge, Massachusetts in the United States. It is the center of our global gastrointestinal and inflammation, oncology, and other rare diseases programs R&D, and also supports R&D in other areas including plasma-derived therapies and vaccines, as well as research in immunomodulation and biologics. The site is home to the Takeda Cell Therapy engine with a state-of-the-art cell therapy manufacturing facility. Furthermore, Takeda signed a 15-year lease for an approximately 600,000 square foot state-of-the-art R&D and office facility under construction in Kendall Square, which Takeda plans to occupy from 2026.
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
•San Diego Research and Development Site*: Our R&D site located in San Diego, California in the United States supports R&D in the gastrointestinal and inflammation and neuroscience areas. The San Diego research center operates as a “biotech-like” site and leverages internal capabilities such as structural biology and biophysics to catalyze research internally and externally.
•Vienna, Austria Research and Development Site: Our R&D site, located in Vienna, Austria, supports programs in R&D and in PDT. The research center focuses on biologics programs in R&D and contains manufacturing sites for plasma derived products. A new R&D laboratory is planned to be constructed in Vienna's Donaustadt district in 2026 as a “Green Building” and is designed to be certified as a Total Quality Building (TQB), which includes accessibility, comfort and adherence to environmental sustainability standards.
* In May 2024, Takeda decided to close the research and development site in San Diego.

The following summarizes our R&D activities within each of our therapeutic and business areas. The therapeutic candidates in our pipeline disclosed within the key therapeutic and business areas below are in various stages of development, and the contents of the pipeline may change as candidates currently under development are removed and new candidates are introduced. Whether the candidates listed below are ever successfully released as products depends on various factors, including the results of pre-clinical and clinical trials, market conditions for various drugs and regulatory approvals. This table primarily shows the indications for which we are actively pursuing regulatory approval and those regulatory approvals granted in fiscal year 2023. We are also conducting additional studies of certain assets to examine their potential for use in further indications and in additional formulations. The listings in the tables below are limited to the U.S., EU, Japan, and China, but we are also conducting development activities in other regions. “Global” refers to U.S., EU, Japan, and China. Modality of our pipeline assets in the following table is classified into either of the following categories: ‘small molecule’, ‘peptide/oligonucleotide’, ‘cell and gene therapy’ or ‘biologic and other’.

Gastrointestinal and Inflammation
In Gastrointestinal and Inflammation, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal diseases, including those of the liver as well as immune-mediated inflammatory diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO, including development of a subcutaneous formulation and expansion into other indications such as active chronic pouchitis. Takeda is also expanding its position with GATTEX/REVESTIVE to support further potential geographic expansion. Furthermore, Takeda is progressing a pipeline built through in-house discovery, partnerships and business development, exploring opportunities in inflammatory diseases (specifically in gastric, dermatological and rheumatic disorders, along with select rare hematological & renal diseases (mezagitamab (TAK-079), etc.)), liver diseases, and neurogastric diseases. Zasocitinib (TAK-279) is an example of an acquisition through business development of a late-stage, potential best-in-class oral allosteric tyrosine kinase 2 (TYK2) inhibitor with potential to treat multiple immune-mediated inflammatory diseases. Fazirsiran (TAK-999) is an example of an addition through partnership and a potential first-in-class RNAi for alpha-1 antitrypsin-deficiency associated liver disease in late-stage development.
Note: ADZYNMA (apadamtase alfa/cinaxadamtase alfa (recombinant) (Development code: TAK-755)) and mezagitamab (TAK-079) have been developed in Gastrointestinal and Inflammation starting from FY2023 Q4.
Our gastrointestinal and inflammation pipeline in clinical development as of May 9, 2024 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
MLN0002 <vedolizumab> ENTYVIO (Global)	Humanized monoclonal antibody against α4β7 integrin (injection)	Biologic and other	Ulcerative colitis (subcutaneous formulation)	U.S.	Approved (Sep 2023)
			Crohn's disease (subcutaneous formulation)	Japan U.S.	Approved (Sep 2023) Approved (Apr 2024)
			Graft-versus-Host Disease prophylaxis in patients undergoing allogeneic hematopoietic stem cell transplantation (intravenous formulation)	EU Japan	P-III P-III
			Pediatrics Study (intravenous formulation for ulcerative colitis, Crohn’s disease)	Global	P-III
TAK-438 <vonoprazan> TAKECAB (Japan) VOCINTI (China)	Potassium-competitive acid blocker (oral)	Small molecule	Acid related diseases (adjunct to Helicobacter pylori eradication)	China	Approved (Nov 2023)
TAK-755[1] <apadamtase alfa/ cinaxadamtase alfa> ADZYNMA (U.S.)	ADAMTS13 enzyme replacement therapy (injection)	Biologic and other	Congenital Thrombotic Thrombocytopenic Purpura	U.S. Japan EU China	Approved (Nov 2023) Approved (Mar 2024) Filed (May 2023)[2] P-III
			Immune Thrombotic Thrombocytopenic Purpura	U.S. EU	P-II (b) P-II (b)
TAK-721 <budesonide> EOHILIA (U.S.)	Glucocorticosteroid (oral)	Small molecule	Eosinophilic esophagitis	U.S.	Approved (Feb 2024)
TAK-633 <teduglutide> GATTEX (U.S.) REVESTIVE (EU, Japan)	GLP-2 analogue (injection)	Peptide/oligonucleotide	Short bowel syndrome	China	Approved (Feb 2024)
Cx601 <darvadstrocel> ALOFISEL (EU, Japan)	A suspension of allogeneic expanded adipose-derived stem cells (injection)	Biologic and other	Pediatric indication for refractory complex perianal fistulas in patients with Crohn’s disease	EU Japan	P-III P-III

TAK-999[3] <fazirsiran>	GalNAc based RNA interference (RNAi) (injection)	Peptide/oligonucleotide	Alpha-1 antitrypsin-deficiency associated liver disease	U.S. EU	P-III P-III
TAK-625[4] <maralixibat>	IBAT inhibitor (oral)	Small molecule	Alagille syndrome	Japan	P-III
			Progressive Familial Intrahepatic Cholestasis	Japan	P-III
TAK-121[5] <rusfertide>	Hepcidin mimetic peptide (injection)	Peptide/oligonucleotide	Polycythemia vera	U.S.	P-III
TAK-279 <zasocitinib>	TYK2 inhibitor (oral)	Small molecule	Psoriasis	U.S. EU Japan	P-III P-III P-III
			Psoriatic Arthritis	-	P-II (b)
			Crohn’s disease	-	P-II (b)
			Ulcerative colitis	-	P-II (b)[6]
TAK-227/ZED1227[7]	Transglutaminase 2 inhibitor (oral)	Small molecule	Celiac disease	-	P-II (b)
TAK-062 <zamaglutenase>	Glutenase (oral)	Biologic and other	Celiac disease	-	P-II
TAK-101[8]	Tolerizing Immune Modifying nanoParticle (TIMP) (injection)	Biologic and other	Celiac disease	-	P-II
TAK-079 <mezagitamab>	Anti-CD38 monoclonal antibody (injection)	Biologic and other	Immune thrombocytopenia	-	P-II
			Immunoglobulin A nephropathy	-	P-I
____________
Notes:
(1)Partnership with KM Biologics.
(2)In May 2024, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicine Agency (EMA) recommended the approval, under exceptional circumstances, of TAK-755for the treatment of ADAMTS13 deficiency in children and adult patients with cTTP.
(3)Partnership with Arrowhead Pharmaceuticals
(4)Partnership with Mirum Pharmaceuticals.
(5)Partnership with Protagonist Therapeutics. Protagonist leads development.
(6)Study actively recruiting.
(7)Partnership with Zedira and Dr. Falk Pharma.
(8)Partnership with COUR Pharmaceuticals.

Neuroscience
In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet medical needs and building its pipeline through a combination of in-house expertise and partnerships. By harnessing advances in disease biology understanding, translational tools, and innovative modalities, Takeda is primarily focusing on rare neurology, in particular, on potential investigative therapies for sleep-wake disorders such as narcolepsy and idiopathic hypersomnia with a franchise of orexin-2 receptor agonists (TAK-861, danavorexton (TAK-925), etc.), and rare epilepsies with soticlestat (TAK-935). Additionally, Takeda makes targeted investments to investigate well-defined segments of neuromuscular diseases, neurodegenerative diseases and movement disorders.
Our neuroscience pipeline in clinical development as of May 9, 2024 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-935 <soticlestat>	CH24H inhibitor (oral)	Small molecule	Dravet syndrome	Global	P-III [1]
			Lennox-Gastaut syndrome	Global	P-III [1]
TAK-861	Orexin 2R agonist (oral)	Small molecule	Narcolepsy type 1	-	P-II (b)
TAK-653/NBI-1065845[2]	AMPA receptor potentiator (oral)	Small molecule	Inadequate response to treatment in major depressive disorder (MDD)	-	P-II
TAK-341/MEDI1341[3]	Alpha-synuclein antibody (injection)	Biologic and other	Multiple System Atrophy (MSA)	-	P-II
TAK-594/DNL593[4]	Brain-penetrant progranulin fusion protein (injection)	Biologic and other	Frontotemporal dementia	-	P-II
TAK-925 <danavorexton>	Orexin 2R agonist (injection)	Small molecule	Postanesthesia Recovery	-	P-II
			Narcolepsy	-	P-I
TAK-360	Orexin 2R agonist (oral)	Small molecule	Narcolepsy type 2 and Idiopathic hypersomnia	-	P-I
____________
Notes:
(1)In June 2024, Takeda announced Phase 3 topline results in patients with Dravet syndrome and Lennox-Gastaut syndrome.
(2)Partnership with Neurocrine Biosciences. Neurocrine leads development.
(3)Partnership with AstraZeneca. P-I Parkinson’s disease study is completed.
(4)Partnership with Denali Therapeutics. Denali leads development.

Oncology
In Oncology, we aspire to cure cancer, with inspiration from patients and innovation from everywhere. We are focused on: (1) building on our legacy in hematologic malignancies with marketed products (NINLARO, ADCETRIS, and ICLUSIG, etc.); (2) growing a solid tumor portfolio with marketed products (ALUNBRIG and FRUZAQLA [marketed in the U.S., development in other regions outside of mainland China, Hong Kong and Macau ongoing]); and (3) advancing a cutting-edge pipeline of highly innovative assets and platforms.
Our oncology pipeline in clinical development as of May 9, 2024 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
SGN-35[1] <brentuximab vedotin> ADCETRIS (EU, Japan, China)	CD30 monoclonal antibody-drug conjugate (injection)	Biologic and other	Front line Hodgkin’s lymphoma – Stage III	EU	Approved (Oct 2023)
			Relapsed or refractory cutaneous T-cell lymphoma	Japan	Approved (Nov 2023)
			Front line Hodgkin’s lymphoma – BrECADD regimen (brentuximab vedotin, etoposide, cyclophosphamide, doxorubicin, dacarbazine, dexamethasone)[2]	EU	Filed (Apr 2024)
TAK-113[3] <fruquintinib> FRUZAQLA (U.S.)	VEGFR inhibitor (oral)	Small molecule	Previously treated metastatic Colorectal Cancer (mCRC)	U.S. EU Japan	Approved (Nov 2023) Filed (Jun 2023)[4] Filed (Sep 2023)
<ponatinib> ICLUSIG (U.S.)	BCR-ABL inhibitor (oral)	Small molecule	Front line Philadelphia chromosome-positive Acute Lymphoblastic Leukemia	U.S.	Approved (Mar 2024)
			Pediatric indication for Philadelphia chromosome-positive Acute Lymphoblastic Leukemia	-	P-I5
<cabozantinib>[6] CABOMETYX (Japan)	Multi-targeted kinase inhibitor (oral)	Small molecule	Metastatic Castration-Resistant Prostate Cancer in combination with atezolizumab[7]	Japan	P-III
TAK-676 <dazostinag>	STING agonist (injection)	Small molecule	Solid tumors	-	P-II
TAK-500	STING agonist antibody drug conjugate (injection)	Biologic and other	Solid tumors	-	P-I
TAK-186	T Cell Engager (injection)	Biologic and other	EGFR expressing solid tumors	-	P-I
TAK-280	T Cell Engager (injection)	Biologic and other	B7-H3 expressing solid tumors	-	P-I
TAK-012	Variable delta 1 (Vδ1) gamma delta (γδ) T cells (injection)	Cell and gene therapy	Relapsed/refractory Acute Myeloid Leukemia	-	P-I
____________
Notes:
(1)Partnership with Pfizer Inc.
(2)Submission based on data from German Hodgkin Study Group HD21 trial.
(3)Partnership with HUTCHMED
(4)Approved by the European Commission (EC) in June 2024.
(5)ICLUSIG pediatric Ph+ ALL enrolment has been closed.
(6)Partnership with Exelixis, Inc.
(7)Partnership with Chugai Pharmaceutical. Takeda operates P-III development

Other Rare Diseases programs

Takeda’s R&D engine is focused on areas of high unmet medical needs, both in rare and more prevalent conditions, across three core therapeutic areas (gastrointestinal and inflammation, neuroscience, and oncology). In other Rare Diseases programs, Takeda focuses on several areas of high unmet medical needs. In hereditary angioedema, Takeda aspires to transform the treatment paradigm, including through TAKHZYRO, with continued investment in lifecycle management programs. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI. In addition, Takeda aims to redefine the management of post-transplant cytomegalovirus (CMV) infection/disease with LIVTENCITY. Takeda commits to fulfilling our vision to deliver life-transforming medicines to patients with rare diseases. Takeda will continue to explore late-stage business development that may leverage our rare diseases capabilities as well as bolster our commitment and leadership in rare diseases.
Our other rare diseases pipeline in clinical development as of May 9, 2024 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-620[1] <maribavir> LIVTENCITY (U.S., EU)	Benzimidazole riboside inhibitor (oral)	Small molecule	Post-transplant cytomegalovirus (CMV) infection/disease resistant/refractory to (val) ganciclovir, cidofovir or foscarnet	China	Approved (Dec 2023)
			Treatment of CMV Infection/disease Post Transplantation (Including HSCT)	Japan	Filed (Nov 2023)[2]
			Treatment of children and teenage transplant recipients with CMV infection	EU	P-III
TAK-743 <lanadelumab> TAKHZYRO (Global)	Plasma kallikrein inhibitor (injection)	Biologic and other	Pediatric Hereditary Angioedema	EU	Approved (Nov 2023)
TAK-577 VONVENDI (U.S., Japan) VEYVONDI (EU)	von Willebrand factor [recombinant] (injection)	Biologic and other	Adult prophylactic treatment of von Willebrand disease	EU	Approved (Nov 2023)
			Adult on-demand and surgery treatment of von Willebrand disease	China	Filed (Jan 2023)
			Pediatric on-demand and surgery treatment of von Willebrand disease	Global	P-III
TAK-672[3] OBIZUR (U.S., EU)	Porcine Coagulation Factor VIII [recombinant] (injection)	Biologic and other	Acquired hemophilia A (AHA)	China Japan	Approved (Feb 2024) Approved (Mar 2024)
TAK-660 ADYNOVATE (U.S., Japan) ADYNOVI (EU)	Antihemophilic factor [recombinant], PEGylated (injection)	Biologic and other	Pediatric Hemophilia A	EU	P-III
			Hemophilia A	China	P-III
____________
Notes:
(1)Partnership with GSK.
(2)Approved by the Japanese Ministry of Health, Labour and Welfare (MHLW) in June 2024.
(3)Partnership with Ipsen.

Plasma-Derived Therapies (PDT)
Takeda has created a dedicated PDT business unit with a focus on managing the business end-to-end, from plasma donation to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma derived therapies, which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization within PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies across the PDT value chain, from plasma donation to product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD LIQUID and GAMMAGARD S/D) through the pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. In our hematology and specialty care portfolio, our priority is pursuing new indication and formulation development opportunities for PROTHROMPLEX (4F-PCC), FEIBA and CEPROTIN. Additionally, we are developing next generation immunoglobulin products with 20% fSCIg (TAK-881) and liquid low IgA IG (TAK-880) and are pursuing other early stage opportunities (e.g. hypersialylated Immunoglobulin (hsIgG)) that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide.
Our PDT pipeline in clinical development as of May 9, 2024 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-771[1] <IG Infusion 10% (Human) w/ Recombinant Human Hyaluronidase> HYQVIA (U.S., EU)	Immunoglobulin (IgG) + recombinant hyaluronidase replacement therapy (subcutaneous infusion)	Biologic and other	Pediatric indication for Primary Immunodeficiency	U.S.	Approved (Apr 2023)
			Chronic inflammatory demyelinating polyradiculoneuropathy	U.S. EU	Approved (Jan 2024) Approved (Jan 2024)
			Primary Immunodeficiencies and Secondary Immunodeficiencies	Japan	Filed (Feb 2024)
			Chronic inflammatory demyelinating polyradiculoneuropathy and Multifocal Motor Neuropathy	Japan	P-III
TAK-664 <IG Infusion 20% (Human)> CUVITRU (U.S., EU, Japan)	Immunoglobulin 20% [human] (subcutaneous infusion)	Biologic and other	Primary Immunodeficiencies and Secondary Immunodeficiencies	Japan	Approved (Sep 2023)
			Secondary Immunodeficiencies	EU	Approved (Jan 2024)
<Anti-Inhibitor Coagulant Complex> FEIBA (U.S., EU, Japan)	Activated prothrombin complex concentrate [human](injection)	Biologic and other
FEIBA STAR label extension: Label updated to enable up to 5x faster infusion and a new presentation which allows for a 50% reduced volume of diluent for use in patients with hemophilia A or B with inhibitors
				U.S. EU	Approved (June 2023) Approved (Dec 2023)
TAK-339 <IG Infusion 10% (Human)> GAMMAGARD LIQUID (U.S.) KIOVIG (EU)	Immunoglobulin 10% [human] (intravenous and subcutaneous infusion)	Biologic and other	Chronic inflammatory demyelinating polyradiculoneuropathy	U.S.	Approved (Jan 2024)
TAK-662 CEPROTIN (U.S., EU)	Protein C concentrate [human] (injection)	Biologic and other	Severe congenital protein C deficiency	Japan	Approved (Mar 2024)
TAK-880 <10% IVIG (Low IgA)>	Immunoglobulin (10%) [human] (injection) (Low IgA)	Biologic and other	Primary Immunodeficiencies and Multifocal Motor Neuropathy	EU U.S.	Filed (Mar 2024) Complete Response Letter (CRL) received (May 2023)
TAK-330 PROTHROMPLEX TOTAL (EU)	Four-factor prothrombin complex concentrate [human] (injection)	Biologic and other	Coagulation Disorder, Direct Oral Anticoagulants (DOAC) reversal in surgical situations	U.S.	P-III

TAK-961 <5% IVIG> GLOVENIN-I （Japan）	Immunoglobulin (5%) [human] (injection)	Biologic and other	Autoimmune Encephalitis (AE)	Japan	P-III
TAK-881 <Facilitated 20% SCIG>	Immunoglobulin (20%) [human] + recombinant hyaluronidase replacement therapy (injection)	Biologic and other	Primary Immunodeficiencies	U.S. EU	P-III
____________
Notes:
(1)Partnership with Halozyme.

Vaccines
In Vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue (QDENGA (development code: TAK-003)) and COVID-19 (NUVAXOVID). To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan and the U.S., and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.
Our vaccines pipeline in clinical development as of May 9, 2024 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code Brand name (country/region)	Type of vaccine (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-003[1] QDENGA (EU)[2]	Tetravalent dengue vaccine (injection)	Biologic and other	For the prevention of dengue fever of any severity, due to any serotype, in individuals aged 4 and older	U.S.	Filing withdrawn (Jul 2023)
			For the prevention of dengue fever of any severity, due to any serotype, in individuals aged 4 and older (booster extension)	-	P-III
____________
Notes:
(1)In October 2022, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicine Agency (EMA) recommended the approval of TAK-003 in Europe and in dengue-endemic countries participating in the parallel EU-M4all procedure. QDENGA (TAK-003) was approved for use in the EU in December 2022.
(2)QDENGA (TAK-003) is also approved in Indonesia, Brazil, the U.K., Argentina, Colombia, Malaysia and Thailand.

Discontinued projects

Our discontinued projects since April 1, 2023 are as follows:

Development code <generic name>	Indications (Region/Country, Stage)	Reason
SGN-35 <brentuximab vedotin>	Front line Peripheral T-cell lymphoma-Not Otherwise Specified (PTCL-NOS) (EU, Filed)	Following discussions with the European Medicines Agency (EMA), Takeda decided to withdraw the type-II variation application.
<niraparib>	Breast cancer (Japan, P-III)	Following GSK’s permanent discontinuation of enrolment in the ZEST global Phase 3 study due to eligibility challenges impacting the ability to fully enroll targeted patients, Takeda discontinued enrollment in this study in Japan.
TAK-788 <mobocertinib>	Previously treated Non-Small Cell Lung Cancer with EGFR exon 20 insertion (Japan, P-III)	Global voluntary withdrawal due to failure of confirmatory trial in 1L NSCLC with EGFR Exon 20 insertion mutations.
Treatment Naïve Non-Small Cell Lung Cancer with EGFR exon 20 insertion (Global, P-III)
Cx601 <darvadstrocel>	Refractory complex perianal fistulas in patients with Crohn’s disease (U.S., P-III)	ALOFISEL Phase 3 ADMIRE CD-II study did not meet primary endpoint, and as result Takeda does not plan to file regulatory applications in the US.
TAK-577	Adult prophylactic treatment of von Willebrand disease (China, P-III)	A business decision considering the current unmet medical need in China.
MLN9708 <ixazomib>	Maintenance therapy in patients with newly diagnosed Multiple Myeloma following autologous stem cell transplant (TOURMALINE-MM3) (U.S., EU, P-III)	Given the final analysis of the trial, Takeda will not pursue this indication in the US, EU (NINLARO has been approved in the maintenance setting in Japan, South Korea, Thailand, Taiwan, and Brazil).
TAK-141/JR0141 <pabinafusp alfa>	Hunter syndrome (CNS and somatic symptoms) (EU, P-III)
Takeda and JCR entered into an agreement ending the geographically-focused exclusive collaboration and license agreement to commercialize pabinafusp alfa (JR-141; TAK-141) in Hunter syndrome, following Takeda's strategic assessment of the alliance. JCR has been and remains the study sponsor for JR-141, and JCR plans to continue the Phase 3 trial for participating patients.

TAK-611	Metachromatic leukodystrophy (P-II)	TAK-611 Phase 2 trial results did not meet primary and secondary endpoints, which did not support further development.
TAK-041/NBI-1065846	Anhedonia in major depressive disorder (MDD) (P-II)	TAK-041/NBI-1065846 Phase 2 trial results did not meet primary and secondary endpoints, which does not support further development in MDD.
TAK-071	Parkinson’s disease (P-II)	A business decision to maximize the value of TAK-071 for patients and for Takeda through the pursuit of externalization options is in progress.
TAK-573 <modakafusp alfa>	Relapsed/refractory Multiple Myeloma (P-II)	Takeda made a decision to discontinue the modakafusp alfa (TAK-573) development programs based on strategic considerations.
Solid tumors (P-I)
TAK-861	Narcolepsy type 2 (P-II)	Takeda does not plan to advance TAK-861 in Narcolepsy type 2.
TAK-951	Nausea and vomiting (P-II)	Clinical data did not support further development.

Development code <generic name>	Indications (Region/Country, Stage)	Reason
TAK-981 <subasumstat>	Multiple cancers (P-II)	Strategic decision to discontinue clinical development of subasumstat based on portfolio prioritization, informed by the currently available data and clinical development timelines.
TAK-007	Relapsed/refractory B cell malignancies (P-II)	Data-driven decision to discontinue clinical development of TAK-007 for relapsed/refractory B cell malignancies. TAK-007 will be examined for autoimmune diseases.
TAK-079 <mezagitamab>	Myasthenia gravis (P-II)	There is no plan to advance TAK-079 in myasthenia gravis at this time due to deprioritization.
TAK-079 <mezagitamab>	Systemic lupus erythematosus (P-I/II)	There is no plan to advance TAK-079 monotherapy in systemic lupus erythematosus at this time due to deprioritization.
TAK-105	Nausea and vomiting (P-I)	Phase 1 data did not support further development.
TAK-920/DNL919	Alzheimer disease (P-I)	Discontinuation based on the totality of Phase 1 clinical data and the treatment landscape. Denali and Takeda will focus research efforts on back-up molecules in preclinical development, including exploration of potential combination therapy.
TAK-102	Solid tumors (P-I)
Takeda decided to terminate the further development of TAK-102 and TAK-103 due to the pipeline prioritization considerations and Takeda’s strategic focus on developing allogeneic cell therapies, and is not related to any concerns about the safety or efficacy of TAK-102 and TAK-103.

TAK-103	Solid tumors (P-I)
TAK-940	Solid tumors (P-I)	Takeda decided to terminate further development of TAK-940 due to the pipeline prioritization considerations and Takeda’s strategic focus on developing allogeneic cell therapies, and is not related to any concerns about the safety or efficacy of TAK-940.
TAK-426	Active immunization for the prevention of disease caused by Zika virus (P-I)	Takeda decided to terminate further development of TAK-426 based on limited potential use given the current state of Zika virus epidemiology.
TAK-755 <apadamtase alfa/ cinaxadamtase alfa>	Sickle cell disease (U.S., P-I)	There is no plan to advance TAK-755 in sickle cell disease at this time due to deprioritization.
TAK-647	Metabolic dysfunction-associated steatohepatitis (MASH) (previously known as Nonalcoholic Steatohepatitis (NASH)) (P-I)	Takeda decided to discontinue further development of TAK-647 in MASH based on portfolio prioritization.

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
We closely monitor, continuously review and revise the supply sourcing strategy for our products to identify in a timely manner any risks in our supply chain, including risks arising from our dependency on outsourced manufacturing relationships with third-party suppliers. Where necessary, inventory levels of either key materials or finished products are managed strategically to address potential risks relating to operational and quality issues, production capacity and single sourcing among others. For critical and strategic products, we have decided to make significant long-term capital investments to build internal manufacturing capacity and secure dual sources to reduce the dependency on outsourced manufacturing relationships with third-party suppliers.
Manufacturing
The manufacturing of our products is highly regulated by governmental health authorities around the world, including the FDA, EMA, Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) and NMPA. Furthermore, many of our products involve technically complex manufacturing processes or may require a supply of highly specialized raw materials.
We manufacture a certain number of our products in our own facilities within our global manufacturing network. In addition, we source certain other products from third-party contract manufacturers. We have a network of approximately 100 contract manufacturers which provide varying services such as the manufacture of active pharmaceutical ingredients, bulk drug product, aseptic fill finish and final packaging. In cases where we utilize contract manufacturers, we are often dual sourced with an internal manufacturing site. In cases where we are not dual sourced, we manage the risks associated with the reliance on a single source of production by carrying additional inventories.
Sales and Marketing
Our primary sales and marketing activities are organized around regional business units and select therapeutic area business units focused on the U.S., Japan, Europe and Canada, China, and Growth and Emerging Markets. These business units make focused investments that support the growth potential of our portfolios in each market.
The U.S. is the largest pharmaceutical market in the world and is also Takeda’s largest region by revenue. The United States Business Unit (“USBU”) is focused on the successful launch of a subcutaneous administration of ENTYVIO (ENTYVIO Pen), approved for ulcerative colitis in September 2023 and Crohn’s disease in April 2024, EOHILIA, approved in February 2024, and the expanded indications for HYQVIA and GAMMAGARD LIQUID in patients with chronic inflammatory demyelinating polyneuropathy (CIDP) approved in January 2024. In addition, core promoted products such as TRINTELLIX, GATTEX and TAKHZYRO will contribute to the growth as being supported by significant investment in the marketing and sales force promotion.
The Japan Pharma Business Unit (“JPBU”) is focused on retaining Takeda’s position as one of the leading pharmaceutical companies in our home market of Japan. Although we continue to promote our strong primary care portfolio, with the Japanese government driving stricter control of drug prices and promoting the penetration of generics, our strategy is to shift focus more towards the uptake of our highly innovative and differentiated specialty medicines such as ENTYVIO, GATTEX/REVESTIVE,ALOFISEL, TAKECAB, TRINTELLIX and TAKHZYRO.
The Global Portfolio Division (“GPD”) is focused on accelerating our growth through a global footprint, as well as a diverse portfolio and pipeline of transformational medicines and vaccines. The GPD comprises the China, EUCAN, GEM and Global Vaccine Business Units, and the Global Medical and Global Product & Launch Strategy (“GPLS”) functions.
The Europe and Canada (“EUCAN”) business unit focuses on a specialized approach in the European and Canadian markets, where public insurance has set a high bar for the reimbursement of medicines, requiring innovation and clear differentiation in order for products to be reimbursed. The EUCAN business unit is focused on continuing to grow core products such as ENTYVIO, TAKHZYRO, ELVANSE/VYVANSE, and our immunoglobulin products and recently approved products such as LIVTENCITY.
The China Business Unit (“China BU”) focuses on unleashing the growth potential in the world’s second largest pharmaceutical market. The China BU continues to maximize the value of brands such as ENTYVIO, ADCETRIS, TAKHZYRO, REPLAGAL, ALUNBIG, LIVTENCITY and HUMAN ALBUMIN/FLEXBUMIN while also aiming to bring more new medicines and treatment options to China in the future from the therapeutic areas of Gastrointestinal and Inflammation, Neuroscience, Oncology, and Rare Genetics and Hematology.
The Growth and Emerging Markets (“GEM”) Business Unit is focused on delivering highly innovative medicines to patients in GEM countries living with complex and rare diseases in our five key business areas of GI, Rare Diseases, PDT, Oncology and Neuroscience.

The Oncology Business Unit (“OBU”) is focused on the development and marketing of oncology medicines in the U.S., Japan, Europe and Canada. Our promoted oncology portfolio consists of three global brands (ALUNBRIG, NINLARO and FRUZAQLA) as well as products that we market on a regional basis including ICLUSIG in the U.S., ADCETRIS in markets outside of the U.S. and Canada,, and VECTIBIX, ZEJULA, and CABOMETYX in Japan.
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
The Global Vaccine Business Unit (“GVBU”) is applying innovation to tackle some of the world’s most challenging infectious diseases, such as dengue (QDENGA), pandemic influenza, and COVID-19 through a partnered program in Japan with Novavax.
Intellectual Property
An important part of our business strategy is to protect our products and technologies using patents and trademarks, to the extent available. We rely on trade secrets, proprietary know-how, technological innovations and contractual arrangements with third parties to maintain and enhance our competitive position. Our commercial success depends, in part, upon our ability to obtain and enforce strong patents, to maintain trade secret protection, to operate without infringing the proprietary rights of others and to comply with the terms of licenses granted to us. Due to the lengthy development periods for new drugs, the high costs of R&D and the small percentage of researched therapeutic candidates that reach the market, the protection of intellectual property plays an important role in the return on investments into R&D for a new drug.
We seek patent protection for proprietary technology whenever possible in the U.S., Japan and major European countries. Where practicable, we seek patent protection in other countries on a selective basis. In all cases, we endeavor to either obtain patent protection itself or support patent applications through licensors. Patents are our primary means of protecting the technologies we use. Patents provide the holder with the right to exclude others from making, using, selling, or offering for sale an invention related to a pharmaceutical product during the term of the patent. We use various types of patents to protect our biopharmaceutical products, including substance patents, which cover active ingredients, as well as patents covering usage, manufacturing processes, and formulation of drugs.
Our products, especially small molecules, are mainly protected by substance patents. While the expiration of a substance patent can result in a loss of market exclusivity for the protected pharmaceutical products, commercial benefits may continue to be protected by non-substance patents such as patents relating to the method of use of such substance, patents relating the manufacturing method of such substance, and patents relating to the new composition or formulation of such substance. The products can be also protected by regulatory data protection under relevant laws in each country even if the substance patent expired.
In the U.S., patents generally expire 20 years after the earliest non-provisional filing date of the application, subject to potential patent term adjustments for delays in patent issuance based upon certain delays in prosecution by the U.S. Patent and Trademark Office. A U.S. pharmaceutical patent that claims a product, method of treatment using a product or method of manufacturing a product may also be eligible for a patent term extension based on the time the FDA took to approve the product. This type of extension may only extend the patent term for a maximum of 5 years and may not extend the patent term beyond 14 years from regulatory approval. Only one patent may be extended for any product based on FDA delay. In addition to patent exclusivities, the FDA may provide data or market exclusivity for a new chemical entity or an orphan drug, each of which run in parallel to any patent protection. Regulatory data protection or exclusivity prevents a potential generic competitor from relying on clinical trial data that were generated by the sponsor when establishing the safety and efficacy of its competing product for a period of 5 years for a new chemical entity, or 7 years for an orphan drug. Market exclusivity prohibits any marketing of the same drug for the same indication.
In Japan, a patent can be issued for active pharmaceutical ingredients by the Japan Patent Office (“JPO”). Although claims directed to methods of treating/diagnosing human diseases are not patentable in Japan, claims directed to pharmaceutical compositions for use to treat a specific conditions or indications are patentable, as well as processes to make a pharmaceutical composition are patentable. Patents in Japan generally expire 20 years after the filing date of the patent application. Patents for pharmaceuticals may be extended for up to 5 years, depending on the amount of time spent for the drug approval process. Unlike the U.S., more than one patent per product can be extended in Japan. Japan also has a regulatory data protection system that offers a re-examination period of 8 years for pharmaceuticals that contain new active pharmaceutical ingredients and 4 years to 6 years for new combination products and 10 years for orphan drugs.
In the EU, patent applications may be filed in the European Patent Office (“EPO”) or in a country in Europe. The EPO system permits a single application to be granted for the EU, plus certain other non-EU countries, such as Switzerland and Turkey. When the EPO grants a patent, it is then validated in the countries that the patent owner designates. While the term of a patent granted by the EPO or a European country office may be extended or adjusted, it is generally 20 years from the filing date of the patent application. Pharmaceutical patents covering an approved medicinal product can be granted a further period of exclusivity under the Supplementary Protection Certificate (“SPC”) system. SPCs are designed to compensate the owner of the patent for the time it took to receive marketing authorization by the European Medicines Agency or the National Health Authorities. An SPC may only extend the patent term for a maximum of 5 years and not extend the patent term beyond 15 years from the date of the first European marketing authorization. The SPC duration can additionally be extended by a further Pediatric Extension of 6 months if the SPC relates to a non-orphan medicinal product for which data has been submitted according to a Pediatric Investigation Plan (“PIP”). The post-grant phase of patents, including the SPC system, is currently administered on a country-by-country basis under national laws. Therefore, although regulations concerning patents and SPCs have been created at the EPO and EU level, respectively, due to different national implementation they may not always lead to the same result, for example, if challenged in National Courts in the various EU countries. The EU also provides a system of regulatory data exclusivity for authorized human medicines, which runs in parallel to any patent protection. The system for drugs being approved today is usually referred to as 8+2+1 rule because it provides an initial period of 8 years of data exclusivity, during which a competitor cannot rely on the relevant data, a further period of 2 years of market exclusivity, during which the data can be used to support applications for marketing authorization but the competitive product cannot be launched and a possible 1-year extension of the market exclusivity period if, during the initial 8-year data exclusivity period, the sponsor registered a new therapeutic indication for the concerned drug. However, the additional 1-year extension is only available if either no therapy exists for the new indication or if the concerned product provides for the new indication a “significant clinical benefit over existing therapies”. This system applies both to national and centralized authorizations. The EU also has an orphan drug exclusivity system for medicines similar to the U.S. system. If a medicine is designated as an orphan drug, it benefits from 10 years of market exclusivity, during which time a similar medicine for the same indication will not receive marketing authorization. Under certain circumstances, this exclusivity can be extended with a 2-year Pediatric Extension for completion of a PIP.
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
The following table describes our outstanding substance patents and the regulatory protection (“RP”) (U.S. and EU) or re-examination period (“RP”) (Japan) for the indicated product by territory and expiry date. Patent term extensions (“PTE”), SPC, and pediatric exclusivity periods (“PEP”) are reflected in the expiry dates to the extent they have been granted by the issuing authority. For PTE’s, SPC’s, and PEP’s in which the application is in process but not yet granted, the extended expiry is separately provided.
Our biologic products may face or already face competition from companies who produce similar products for the same indications, and/or biosimilars, regardless of expiry dates below. Certain European patents may be the subject of supplemental protection certificates that provide additional protection for the product in certain countries beyond the dates listed in the table.

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
Gastroenterology (GI):
ENTYVIO	Patent: - RP: July 2028(2)	Patent: - RP: May 2026(7)	Patent: - RP: May 2025(7)
DEXILANT	Not commercialized	Patent: -	Patent: -
PANTOLOC /CONTROLOC (PANTOPRAZOLE)	Not commercialized	Patent: -	Patent: -
TAKECAB(3)	Patent: August 2031	Patent: -(3)	Patent: -(3)
GATTEX/REVESTIVE	Patent: - RP: June 2031(2)	Patent: -(5)	Patent: - RP: September 2024
LIALDA/MEZAVANT(3)	Patent: - (3)	Patent: -	Patent: -
RESOLOR/MOTEGRITY	Not commercialized	Patent: -	Patent: -
ALOFISEL	Patent: - RP: September 2031(2)	Not commercialized	Patent: - RP: March 2028

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
EOHILIA	Not commercialized	Patent: - RP: February 2031	Not commercialized
Rare Metabolic:
ELAPRASE (3)	Patent: - (3)	Patent: -	Patent: -
REPLAGAL	Patent: -	Not commercialized	Patent: -
VPRIV	Patent: - RP: July 2024(2)	Patent: -	Patent: -
Rare Hematology:
ADVATE	Patent: -	Patent: -	Patent: -
ADYNOVATE/ADYNOVI	Patent: January 2026	Patent: February 2026 RP: November 2027	Patent: February 2029 RP: January 2028
FEIBA(6)	Patent: -	Patent: -	Patent: -
HEMOFIL(6)	Not commercialized	Patent: -	Not commercialized
IMMUNATE(6)	Not commercialized	Not commercialized	Patent: -
IMMUNINE(6)	Not commercialized	Not commercialized	Patent: -
VONVENDI	Patent: - RP: March 2030(2)	Patent: December 2030 RP: December 2027	Patent: - RP: August 2028
RECOMBINATE	Not commercialized	Patent: -	Not commercialized
ADZYNMA	Patent: - RP: March 2034(2)	Patent: - RP: November 2035	Not commercialized
Hereditary Angioedema:
FIRAZYR	Patent: - RP: September 2028(2)	Patent: -	Patent: -
TAKHZYRO	Patent: January 2031 Extended expiry of January 2036 if PTE granted RP: March 2032(2)	Patent: August 2032 RP: August 2030	Patent: November 2033 RP: November 2028
CINRYZE(6)	Not commercialized	Patent: -	Patent: -
Rare Diseases - Others:
LIVTENCITY	Not commercialized	Patent: - RP: November 2028	Patent: - RP: November 2032
Plasma-Derived Therapies (PDT) Immunology:
GAMMAGARD LIQUID(6)	Not commercialized	Patent: -	Patent: -
HYQVIA(6)	Not commercialized	Patent: - RP: September 2026	Patent: -
CUVITRU(6)	Patent: - RP: September 2031	Patent: - RP: September 2028	Patent: - RP: July 2027
FLEXBUMIN(6)	Not commercialized	Patent: -	Patent: -
HUMANALBUMIN(6)	Not commercialized	Patent: -	Not commercialized
GLASSIA(6)	Not commercialized	Patent: -	Not commercialized

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
ARALAST(6)	Not commercialized	Patent: -	Not commercialized
Oncology:
VELCADE(3)	Patent: -(3)	Patent: -	Patent: -(3)
LEUPLIN/ENANTONE	Patent: -	Patent: -	Patent: -
NINLARO	Patent: July 2031 RP: March 2027(2)	Patent: November 2029	Patent: November 2031 RP: November 2026
ADCETRIS(4)	Patent: July 2028(8) RP: May 2028(2)(9)	Patent: -(4)	Patent: October 2027 RP: October 2023
ICLUSIG(3)	Patent: -(3)	Patent: January 2027	Patent: -(3)
ALUNBRIG	Patent: November 2032 RP: January 2029(2)	Patent: April 2031 RP: April 2024	Patent: May 2029 Extended expiry of November 2033 if SPC granted RP: November 2028
VECTIBIX(4)	Patent: -	Patent: -(4)	Patent: -(4)
EXKIVITY	Not commercialized	Patent: May 2035 Extended expiry of September 2035 if PTE granted RP: September 2028	Not commercialized
ZEJULA(4)	Patent: January 2033 RP: September 2028(2)	Patent: -(4)	Patent: -(4)
CABOMETYX(4)	Patent: September 2029 RP: March 2028(2)	Patent: -(4)	Patent: -(4)
FRUZAQLA	Not commercialized	Patent: May 2028 (Extended expiry of March 2032 if PTE granted) RP: Nov 2028	Not commercialized
Neuroscience:
VYVANSE/ELVANSE	Patent: June 2029 RP: March 2027(2)	Patent: -	Patent: June 2024 (Extended expiry of February 2028 or September 2029 in certain countries)
TRINTELLIX (4)	Patent: October 2027 RP: September 2027(2)	Patent: December 2026	Patent: -(4)
ADDERALL XR	Not commercialized	Patent: -	Not commercialized
INTUNIV	Patent: - RP: March 2025(2)	Patent: -	Patent: - RP: September 2025
Other:
AZILVA-F	Patent: -	Not commercialized	Not commercialized
FOSRENOL(3)	Patent: -(3)	Patent: -	Not commercialized
QDENGA	Not commercialized	Not commercialized	Patent: - RP: December 2032
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
(5)No generic has been launched as of March 2024. The exact timing of the market entry of the generic version of GATTEX/REVESTIVE is uncertain.
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
(8)Extended patent term (PTE) for (a) frontline Hodgkin’s lymphoma, (b) relapsed/refractory PTCL excluding ALCL, and (c) pediatric use for relapsed/refractory Hodgkin’s lymphoma, relapsed/refractory PTCL and frontline Hodgkin’s lymphoma (PTE for each of relapsed/refractory Hodgkin’s lymphoma and relapsed/refractory ALCL expires in April 2026).
(9)RP for pediatric frontline Hodgkin’s lymphoma only (RP for each of relapsed/refractory Hodgkin’s lymphoma, relapsed/refractory ALCL, frontline Hodgkin’s lymphoma, PTCL and pediatric relapsed/refractory Hodgkin’s lymphoma and pediatric relapsed/refractory PTCL expired in January 2024, RP for relapsed/refractory CTCL is Sep 2029.)

Licensing and Collaboration
In the ordinary course of business, we enter into arrangements for licensing and collaboration for the development and commercialization of products with third parties. Our business does not materially depend on any one of these arrangements. Instead they form a portion of our strategy and give us the ability to leverage a mix of internal and external resources to develop and commercialize new products. A sample of the agreements which have led to successful commercialization to date are summarized below:
•ADCETRIS: We entered into a Collaboration Agreement with Pfizer Inc. (“Pfizer”) (Seagen, Inc. was acquired by Pfizer in December 2023) in 2009 for the global co-development of ADCETRIS and its commercialization around the world (other than the U.S. and Canada, where ADCETRIS is commercialized by Pfizer). We were required to pay milestone payments related to regulatory and commercial progress by us under the collaboration. We also pay tiered royalties with percentages ranging from the mid-teens to the mid-twenties based on net sales of ADCETRIS within our licensed territories. We and Pfizer equally co-fund the cost of selected development activities conducted under the collaboration, but as of March 31, 2024, there are no further incremental potential commercial milestone payments remaining under the ADCETRIS collaboration. Either party may terminate the collaboration for cause, or by mutual consent. We may terminate the collaboration at will, and Pfizer may terminate the collaboration in certain circumstances. If neither party terminates the collaboration agreement, then the agreement automatically terminates on the expiration of all payment obligations.
•TRINTELLIX: We entered into a License, Development, Supply and Commercialization Agreement with H. Lundbeck A/S in 2007 for the exclusive co-development and co-commercialization in the U.S. and Japan of several compounds in Lundbeck’s pipeline for the treatment of mood and anxiety disorders. Under the agreement, both partners commercialize TRINTELLIX in the U.S. and Japan and have agreed to jointly develop the relevant compounds, with most of development funding provided by us. Revenues for TRINTELLIX are booked by us, and we pay Lundbeck a portion of net sales, as well as tiered royalties ranging from the low to mid-teens on the portion of sales retained by us. We have also agreed to pay Lundbeck certain development and commercialization milestone payments relating to regulatory and commercial progress under the collaboration, but as of March 31, 2024, there are no further incremental potential commercial milestone payments remaining under the TRINTELLIX collaboration. The term of the agreement is indefinite, but the agreement may be terminated by mutual decision of the parties or for cause.
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

COUR Pharmaceuticals	U.S.	Takeda has acquired an exclusive global license to develop and commercialize the investigational medicine TIMP-GLIA (TAK-101), an immune modifying nanoparticle containing gliadin proteins.
Engitix	U.K.	Collaboration and licensing agreement to utilize Engitix’s unique extracellular matrix discovery platform to identify and develop novel therapeutics for liver fibrosis and fibrostenotic inflammatory bowel disease, including Crohn’s disease and ulcerative colitis.
Genevant Sciences Corporation	U.S.	Collaboration and License Agreements to leverage Genevant’s hepatic stellate cell-partitioning LNP platform to deliver Takeda-designed RNAi oligonucleotides intended to halt or reverse the progression of liver fibrosis.

KM Biologics	Japan	Collaboration and license agreement for the development of therapeutic uses of rADAMTS13 (TAK-755), including but not limited to TTP.
Mirum Pharmaceuticals	U.S.	Exclusive licensing agreement for the development and commercialization of maralixibat (TAK-625) in Japan for Alagille syndrome (ALGS), progressive familial intrahepatic cholestasis (PFIC), and biliary atresia (BA).
Pfizer	U.S.	2016 exclusive licensing agreement for development and commercialization of TAK-647 worldwide. Takeda decided to discontinue further development of TAK-647 in MASH based on portfolio prioritization.
Protagonist Therapeutics	U.S.	Worldwide license and collaboration agreement for the development and commercialization of rusfertide (TAK-121), an investigational injectable hepcidin mimetic peptide of the natural hormone hepcidin for treatment of polycythemia vera.
Sosei Heptares	U.K.
Collaboration and License agreement to leverage Sosei Heptares’s StaR® technology and structural biology expertise with GPCRs to enable structure based drug discovery to advance novel therapeutics for gastroenterology diseases.

UCSD/Fortis Advisors	U.S.	Technology license for the development of oral budesonide formulation (TAK-721) for treatment of eosinophilic esophagitis.
Zedira/Dr. Falk Pharma	Germany	Collaboration and license agreement to develop and commercialize a potential first-in-class therapy TAK-227/ZED1227, a tissue transglutaminase 2 (TG2) inhibitor, designed to prevent the immune response to gluten in celiac disease. Takeda has exclusive rights in the US and other territories outside of Europe, Canada, Australia and China.

Neuroscience

Partner	Country of incorporation	Subject
AcuraStem	U.S.	Exclusive worldwide license agreement to develop and commercialize AcuraStem’s PIKFYVE targeted therapeutics for the treatment of Amyotrophic Lateral Sclerosis (ALS).
Anima Biotech	U.S.	Strategic collaboration to discover and develop mRNA translation modulators for genetically-defined neurological diseases.
AstraZeneca	U.K.	Agreement for the joint development and commercialization of MEDI1341/TAK-341, an alpha-synuclein antibody currently in development as a potential treatment for Multiple System Atrophy (MSA) and Parkinson’s disease.
BioMarin	U.S.	Agreement for the in-license of enabling technology for the exogenous replacement of Arylsulfatase A enzyme with intrathecal (IT) administration directly into the central nervous system for the long-term treatment of patients with metachromatic leukodystrophy (MLD), a rapidly-progressive and ultimately fatal neuro-degenerative rare disease (TAK-611).
BridGene Biosciences	U.S.	Research collaboration to discover small molecule drugs for “undruggable” targets using BridGene’s chemoproteomics platform.
Denali Therapeutics	U.S.	Strategic option and collaboration agreement to develop and commercialize up to three specified therapeutic product candidates for neurodegenerative diseases, incorporating Denali’s transport vehicle (TV) platform for increased exposure of biotherapeutic products in the brain; options exercised on DNL593/TAK-594 and DNL919/TAK-920 in Q3 FY2021. DNL919/TAK-920 molecule was discontinued in Q2 FY2023, and exploration for ATV:TREM2 backup is ongoing.

Luxna Biotech	Japan	Exclusive worldwide license agreement for the use of Luxna’s breakthrough xeno nucleic acid technology for multiple undisclosed target genes in the area of neurological diseases.
Neurocrine Biosciences	U.S.
Collaboration to develop and commercialize 7 compounds in Takeda’s early-to-mid stage neuroscience pipeline, including TAK-041/NBI-1065846, TAK-653/NBI-1065845 and TAK-831/NBI-1065844 (luvadaxistat). Takeda will be entitled to certain development milestones, commercial milestones and royalties on net sales and will, at certain development events, be able opt in or out of a 50:50 profit share on all clinical programs on an asset-by-asset basis. In June 2021, Takeda decided not to cost share further TAK-831/NBI-1065844 (luvadaxistat) development; Takeda maintains its right to receive milestones and royalties regarding TAK-831/NBI-1065844 (luvadaxistat). In Nov 2023, Neurocrine announced that TAK-041/NBI-1065846 Phase 2 trial results did not meet primary and secondary endpoints, which does not support further development of the asset.

PeptiDream	Japan	Collaborative research and exclusive license agreement to create peptide-drug conjugates (PDCs) for neuromuscular and neurodegenerative diseases.
Wave Life Sciences	Singapore	Multi-program option agreement to co-develop and co-commercialize antisense oligonucleotides for a range of neurological diseases.

Oncology

Partner	Country of incorporation	Subject
AbbVie*	U.S.	Exclusive licensing agreement to develop and commercialize mirvetuximab soravtansine-gynx in Japan for folate receptor-alpha (FRa) positive ovarian cancer.
Adimab	U.S.	Agreement for the discovery, development and commercialization of three mAbs and three CD3 Bi-Specific antibodies for oncology indications.
Crescendo Biologics	U.K	Collaboration and licensing agreement for the discovery, development and commercialization of Humabody®-based therapeutics for cancer indications.
Egle Therapeutics	France	Identify novel tumor-specific regulatory T cell targets and develop unique anti-suppressor-based immunotherapies.
Exelixis, Inc.	U.S.	Exclusive licensing agreement to commercialize and develop novel cancer therapy cabozantinib and all potential future cabozantinib indications in Japan, including advanced renal cell carcinoma and hepatocellular carcinoma.
F-star	U.K	Discovery collaboration and worldwide, exclusive royalty-bearing license to Takeda to research, develop, and commercialize a bispecific antibody directed towards an undisclosed immuno-oncology target using F-star’s proprietary Fcab™ and mAb2 ™ platforms. Takeda will be responsible for all research, development and commercialization activities under the agreement.
GSK	U.K.	Exclusive licensing agreement to develop and commercialize novel cancer therapy niraparib for the treatment of all tumor types in Japan, and all tumor types excluding prostate cancer in South Korea and Taiwan.
Heidelberg Pharma	Germany	Antibody-Drug-Conjugate (ADC) research collaboration on 2 targets and licensing agreement (α-amanitin payload and proprietary linker).
HUTCHMED	China	Exclusive licensing agreement with HUTCHMED (China) Limited and its subsidiary HUTCHMED Limited for the further development and commercialization of fruquintinib (TAK-113) in all indications, including metastatic colorectal cancer, outside of mainland China, Hong Kong and Macau.

KSQ Therapeutics	U.S.	Strategic collaboration to research, develop and commercialize novel immune-based therapies for cancer using KSQ’s CRISPRomics® technology.
Kumquat Biosciences	U.S.	Strategic and exclusive collaboration to develop and commercialize a novel immuno-oncology small molecule inhibitor as a mono- and/or combination-therapy.
MD Anderson Cancer Center (MDACC)	U.S.
Exclusive license and research agreement to utilize MDACC’s platform and expertise, and to leverage Takeda’s development, manufacturing and commercialization capabilities to bring patients cord blood-derived chimeric antigen receptor-directed natural killer (CAR-NK) cell therapies for the treatment of B cell malignancies and other cancers. Takeda made a data-driven decision to discontinue the clinical development of TAK-007 for relapsed/refractory B cell malignancies.

Memorial Sloan Kettering Cancer Center	U.S.	Strategic research collaboration and license to develop novel chimeric antigen receptor T cell (CAR-T) products for the treatment of multiple myeloma, acute myeloid leukemia and additional solid tumor indications. The collaboration is co-led by Michel Sadelain, who is currently head of the Center for Cell Engineering at Memorial Sloan Kettering. Takeda decided to terminate further development of TAK-940 due to the pipeline prioritization considerations and Takeda’s strategic focus on developing allogeneic cell therapies.
Noile-Immune Biotech	Japan	Collaboration agreement for the development of next generation CAR-T cell therapy, developed by Professor Koji Tamada at Yamaguchi University. Takeda has exclusive options to obtain licensing rights for the development and commercialization of Noile-Immune Biotech's pipeline and products resulting from this partnership. Due to the success of the collaboration, Takeda licensed NIB-102 and NIB-103. In December 2023, Takeda decided to terminate the further development of TAK-102 and TAK-103 due to the pipeline prioritization considerations and Takeda’s strategic focus on developing allogeneic cell therapies.
Teva Pharmaceutical Industries	Israel	Agreement for worldwide License to TEV-48573/TAK-573 (modakafusp alfa, Anti-CD38-AttenukineTM) and multi-target discovery collaboration accessing Teva’s AttenukineTM platform. Takeda made a decision to discontinue the modakafusp alfa (TAK-573) development programs based on strategic considerations .
*ImmunoGen acquired by AbbVie in February 2024.

Plasma Derived Therapies

Partner	Country of incorporation	Subject
Halozyme	U.S.	Agreement for the in-license of Halozyme’s proprietary ENHANZE™ platform technology to increase dispersion and absorption of HYQVIA.
Kamada	Israel	In-license agreement to develop and commercialize IV Alpha-1 proteinase inhibitor (GLASSIA); Exclusive supply and distribution of GLASSIA in the U.S., Canada, Australia and New Zealand; work on post market commitments ongoing.
Johnson & Johnson/Momenta Pharmaceuticals	U.S.	In-licensing agreement with Momenta Pharmaceuticals, Inc. which was acquired by Johnson & Johnson for an investigational hypersialylated immunoglobulin (hsIgG) candidate.
PreviPharma	EU	Research collaboration and option agreement to develop new targeted proteins

Vaccines

Partner	Country of incorporation	Subject
U.S. Government - The Biomedical Advanced Research and Development Authority (BARDA)	U.S.	Partnership to develop TAK-426, a Zika vaccine candidate, for the U.S. with the option to use data generated for filing also in affected regions around the world. Takeda decided to terminate further development of TAK-426.
Novavax	U.S.
Partnership for the development, manufacturing and commercialization of Nuvaxovid Intramuscular Injection, Novavax’ COVID‑19 vaccine in Japan, which is being funded by the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW) and Agency for Medical Research and Development (AMED). Takeda finalized an agreement with the MHLW to supply 150 million doses of Nuvaxovid, the supply of which will be dependent on many factors, including need. In February 2023, MHLW cancelled the order of the remaining doses not yet supplied. Takeda is working with Novavax to develop vaccines against the future variants including the Omicron variant. In April 2024, Takeda submitted a New Drug Application to the MHLW for 2 dose vial of Nuvaxovid® Intramuscular Injection (refrigerated at 2-8℃).

Other / Multiple Therapeutic Area

Partner	Country of incorporation	Subject
Asklepios Biopharmaceuticals	U.S.	Agreement for multiple research and development collaborations using FVIII Gene Therapy for the treatment of Hemophilia A and B.
Bridge Medicines	U.S.	Partnership with Sanders Tri-Institutional Therapeutics Discovery Institute, Bay City Capital and Deerfield Management in the establishment of Bridge Medicines. Bridge Medicines will give financial, operational and managerial support to move projects seamlessly from a validating, proof-of-concept study to an in-human clinical trial.
Center for iPS Cell Research Application, Kyoto University (CiRA)	Japan	Collaboration agreement for clinical applications of iPS cells in Takeda strategic areas including applications in neuroscience, oncology and gastroenterology as well as discovery efforts in additional areas of compelling iPSC translational science.
Charles River Laboratories	U.S.	Collaboration on multiple integrated programs across Takeda’s core therapeutic areas using Charles River Laboratories’ end-to-end drug discovery and safety assessment platform to progress these programs towards candidate status.
Code Bio	U.S.	Collaboration and license agreement for Takeda and Code Bio to design and develop a targeted gene therapy leveraging Code Bio’s 3DNA platform for a liver-directed rare disease program, plus conduct additional studies for central nervous system-directed rare disease programs. Takeda has the right to exercise options for an exclusive license for four programs.
Codexis, Inc.	U.S.	Strategic collaboration and license for the research and development of novel gene therapies for certain disease indications, including the treatment of lysosomal storage disorders and blood factor deficiencies.
Evozyne	U.S.	Research collaboration and license agreement with Takeda to research and develop proteins that could be incorporated into next-generation gene therapies for up to four rare disease targets.
GSK	U.K.	In-license agreement between GSK and University of Michigan for TAK-620 (maribavir) in the treatment of human cytomegalovirus.
Ipsen	France	Purchase agreement for the development of Obizur for the treatment of Acquired Hemophilia A including for patients with Congenital Hemophilia A with inhibitors indication in elective or emergency surgery.

Massachusetts Institute of Technology	U.S.	MIT-Takeda Program to fuel the development and application of artificial intelligence (AI) capabilities to benefit human health and drug development. Centered within the Abdul Latif Jameel Clinic for Machine Learning in Health (J-Clinic), the new program will leverage the combined expertise of both organizations, and is supported by Takeda’s investment.
Schrödinger	U.S.	Agreement for the multi-target research collaboration combining Schrödinger’s in silico platform-driven drug discovery capabilities with Takeda’s deep therapeutic area knowledge and expertise in structural biology.

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
The following table shows the principal sources of competition for our main products:

Our product	Principal competing product	Primary manufacturer or distributor
GI:
ALOFISEL	Chronic seton usage, surgery	—
	Remicade	Janssen Biotech
	Infliximab biosimilars	Amgen, Pfizer, Organon
DEXILANT, PANTOPRAZOLE (Protonix)	Generic lansoprazole	Various
	Generic dexlansoprazole	Various
	Pantroprazole	Pfizer
	Nexium	AstraZeneca
	Prilosec	Procter and Gamble
	Prevacid	Takeda
ENTYVIO	Remicade	Janssen Biotech
	Humira	Abbvie
	Stelara	Janssen Biotech
	Xeljanz	Pfizer
	Velsipity	Pfizer
	Omvoh	Eli Lilly and Company
	Infliximab biosimilars	Amgen, Pfizer, Organon
	Adalimumab biosimilars	Various
	Rinvoq	AbbVie
	Skyrizi	AbbVie
	Zeposia	BMS
	Jyseleca	Alphasigma / Galapagos
	Carogra	EA Pharma
	Zymfentra	Celltrion
	Simponi	Janssen Biotech
	Cimzia	UCB
EOHILIA	Dupixent	Regeneron / Sanofi
	Jorveza	Dr. Falk Pharma
GATTEX/REVESTIVE	—	—
TAKECAB	Nexium	AstraZeneca
	Generic lansoprazole, omeprazole, esomeprazole	—
Rare Diseases:
ADVATE and ADYNOVATE	Xyntha/Refacto AF	Pfizer and Sobi
	Kogenate	Bayer

Our product	Principal competing product	Primary manufacturer or distributor
	Kovaltry	Bayer
	Eloctate/Elocta	Sanofi and Sobi
	Novoeight	Novo Nordisk
	Nuwiq	Octapharma
	Afstyla	CSL
	Jivi	Bayer
	Esperoct	Novo Nordisk
	Hemlibra	Roche
	Roctavian	Biomarin
	Altuviiio	Sanofi and Sobi
	Alhemo	Novo Nordisk
ADZYNMA	Octaplas	Octapharma
	Koate-DVI	Kedrion
	Dried Factor VIII Fraction Type 8Y	Bio Products Laboratory
ELAPRASE	Hunterase	Korean Green Cross
	IZCARGO	JCR Pharmaceuticals
FEIBA	Hemlibra	Roche
	Novo 7	Novo Nordisk
LIVTENCITY	Ganciclovir	Various
	Valganciclovir	Various
	Valaciclovir	Various
	Aciclovir	Various
	Foscarnet	Various
	Letermovir	Merck / MSD
REPLAGAL	Fabrazyme	Sanofi Genzyme
	Galafold	Amicus
	Fabagal	Isu Abxis
	Elfabrio	Chiesi
TAKHZYRO	Ruconest	Pharming
	Generic Icatibant	Various
	Haegarda	CSL
	Berinert	CSL
	Orladeyo	BioCryst
	Androgens	Various
VPRIV	Cerezyme	Sanofi Genzyme
	Elelyso/uplyso	Pfizer/Protalix
	Zavesca	Actelion [Janssen]
	Cerdelga	Sanofi Genzyme
	Abcertin	Isu Abxis
PDT Immunology
FLEXBUMIN and HUMAN ALBUMIN	Alburex/AlbuRx	CSL
	Albuminar, Albumex	CSL
	Plasbumin	Grifols
	Albutein/Albutein Flexbag	Grifols
	Albunorm	Octapharma
	Kedbumin, Albuked	Kedrion
GAMMAGARD LIQUID, HYQVIA, CUVITRU	Hizentra	CSL
	Xembify	Grifols
	Gamunex-C	Grifols
	Cutaquig/Gammanorm	Octapharma

Our product	Principal competing product	Primary manufacturer or distributor
GAMMAGARD LIQUID/KIOVIG, GAMMAGARD S/D	Privigen	CSL
	Gamunex-C	Grifols
	Flebogamma	Grifols
	Asceniv	ADMA
	Bivigam	ADMA
	Gammaked	Kedrion
	Gammaplex	BPL
	Octagam	Octapharma
	Panzyga	Octapharma

Our product	Principal competing product	Primary manufacturer or distributor
Oncology:
ADCETRIS	Keytruda	Merck/MSD
	Opdivo	Bristol-Myers Squibb
ALUNBRIG	Xalkori	Pfizer
	Zykadia	Novartis
	Alecensa	Roche
	Lorbrena	Pfizer
EXKIVITY	Rybrevant	Janssen Oncology
FRUZAQLA	Lonsurf	Taiho Pharmaceutical Co.
	Stivarga	Bayer
ICLUSIG	Gleevec	Novartis
	Tasigna	Novartis
	Sprycel	Bristol-Myers Squibb
	Bosulif	Pfizer
LEUPRORELIN (LEUPLIN)	Zoladex	AstraZeneca
	generic leuprorelin	—
NINLARO, VELCADE	Revlimid	Bristol-Myers Squibb
	Pomalyst/Imnovid	Bristol-Myers Squibb
	Kyprolis	Amgen
	Darzalex	Janssen Biotech
	Empliciti	Bristol-Myers Squibb
	Xpovio	Karyopharm
	Sarclisa	Sanofi
	Papexto	Oncopeptide
	Abecma	Bristol-Myers Squibb
Neuroscience:
ADDERALL XR	Lisdexamfetamine	Various
Generic mixed salts of a single-entity amphetamine product:
	–Adderall IR	Various
Generic mixed salts of amphetamine products:
	–Dyanavel XR	Tris Pharama
	–Azstarvs	Corium
	–Concerta	Janssen Pharmaceuticals
Generic methylphenidate, extended release:
	–Jornay PM	Ironshore Pharmaceuticals
	–Adhansia XR	Purdue Pharma
	–Quillivant XR	Tris Pharma
INTUNIV	Strattera	Eli Lilly and Company
	Generic Guanfacine	Various
	Qelbree	Supernus
TRINTELLIX	Generic Vilazodone	Various
	Fetzima	AbbVie

Generics:
Amitriptyline, amoxapine, bupropion, citalopram, clomipramine, desipramine, desvenlafaxine, doxepin, duloxetine, esketamine, escitalopram, fluoxetine, fluvoxamine, imipramine, maprotiline, mirtazapine, nefazodone, nomifensine, nortriptyline, paroxetine, protriptyline, sertraline, trazodone, trimipramine, venlafaxine
Various
VYVANSE	Generic mixed salts of a single-entity amphetamine product:
	–Adderall IR	Various

Our product	Principal competing product	Primary manufacturer or distributor
Generic mixed salts of a single-entity amphetamine product, extended release:
	–Adderall XR	Various
	–Dyanavel XR	Tris Pharma
	–Azstarys	Corium
Generic methylphenidate, extended release:
	–Concerta	Janssen Pharmaceuticals
	–Jornay PM	Ironshore Pharmaceuticals
	–Adhansia XR	Purdue Pharma
	–Quillivant XR	Tris Pharma
Non-stimulants:
	–Strattera (atomoxetine)	Eli Lilly and Company
	–Intuniv (guanfacine)	Takeda
	–Kapvay (clonidine)	Shionogi
	–Qelbree (viloxazine)	Supernus
Other:
AZILVA	Generic candesartan, olmesartan	—
QDENGA	Dengvaxia	Sanofi Pasteur

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
Third-Party Reimbursement and Pricing
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
United States
In the U.S. our sales are subject to various voluntary and mandatory rebates and ceiling prices, which vary depending on the type of coverage and can have a significant impact on our results. The most significant of these are rebates associated with commercial managed care, Medicaid, Medicare and other government programs. In general, the details of these rebates are not disclosed publicly.
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
Part B covers drugs that are administered by infusion or injection in a doctor’s office or hospital outpatient setting, as well as certain drugs furnished in the home. Medicare pays physicians and outpatient hospitals for most separately payable Part B-covered drugs they furnish to beneficiaries at a rate of 106 percent of the manufacturer-reported ASP before sequestration. A product’s ASP reflects the average price realized by the manufacturer for sales to all commercial purchasers net of rebates, discounts, and price concessions with certain exceptions. Takeda must also calculate and report specific prices to government agencies, including the ASP used by the Medicare Part B program. The required calculations are complex, and a misrepresentation in the reported pricing may expose Takeda to penalties.
Part D covers most of the other outpatient prescription drugs. Except as set forth below with respect to drugs covered by the negotiation provisions of the Inflation Reduction Act (“IRA”), rather than Medicare setting prices administratively, Medicare pays Part D plan sponsors (health plans offering the benefit) that, through their pharmacy benefit managers, contract with pharmacies over payment rates for each prescription filled by an enrollee and negotiate with drug manufacturers for prices and post-sale rebates. Takeda may offer a rebate as part of the negotiation between plan sponsors and manufacturers to ensure that our products are on the formulary. In addition, the Part D program also has an additional mandatory rebate during part of the year, when beneficiaries are in the Medicare Part D coverage gap. Pharmaceutical manufacturers are required to provide a discount of 70% on brand drugs used during that portion of the benefit throughout 2024. In 2022, Congress passed the IRA, which imposes penalties on manufacturers that raise Part D and Part B drug prices, AMP and ASP respectively, faster than the rate of inflation starting in 2022 for Part D drugs and 2023 for Part B drugs; shifts greater liability to the manufacturer in the Part D program resulting in a 10% discount on brand drugs in the initial coverage phase and 20% in the catastrophic phase, as well as implementing a USD 2,000 out-of-pocket cap for patients on drug expenses starting in 2025; and mandates the negotiation of a new Medicare “maximum fair price” for certain drugs in the Medicare Part D program and the Part B program effective in 2026 and 2028 respectively.
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
Japan
In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”), a price list published by the MHLW. The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been previously subject to revisions based on the actual prices and amounts by which the pharmaceutical products are purchased by medical institutions in Japan, and the average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program. As part of these initiatives, the annual NHI price list revision has taken place since April 2021, which could lead to more frequent downward price revisions. The government is also addressing the efficient use of drugs, with the target of 80% penetration in each prefecture by volume and 65% in value by March 2030 with respect to products for which market exclusivity has expired. In addition, products on the NHI price list nominated based on pre-defined criteria, such as innovativeness and the financial impact, are subject to a cost-effectiveness evaluation under MHLW rules, and subject to price adjustments depending on the outcome of this evaluation.
Europe
In the EU, our operations are subject to significant price and marketing regulations. Many governments in the EU are introducing healthcare reforms to curb increasing healthcare costs. The governments in the EU influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to patients. The general downward pressure on healthcare costs, particularly regarding prescription drugs, has been increasing. In addition, prices for marketed products are referenced within and amongst the EU Member States, which further affects pricing in each EU Member State. As an additional control for healthcare budgets, some EU Member States have passed legislation to impose further mandatory rebates for pharmaceutical products and financial claw-backs on the pharmaceutical industry. In this regard, many countries have health technology assessment organizations that use formal economic metrics such as cost-effectiveness to determine prices, coverage and reimbursement of new therapies, and these organizations are expanding in established and emerging markets. We expect that countries will continue to take aggressive actions to seek to reduce expenditures on drugs and biologics. Similarly, fiscal constraints may also affect the extent to which countries are willing to approve new and innovative therapies and/or allow access to new treatments. Starting in 2025, the EU Regulation on Health Technology Assessment will be implemented, initially for oncology and advanced therapeutic medicinal products, expanding in 2028 to orphan drugs and from 2030 to all centrally registered products, adding an additional layer of scrutiny to subsequent national-level pricing and reimbursement processes. While the exact impact of this regulation is not yet known, it is expected to increase clinical evidentiary requirements on manufacturers by pooling specific data requirements from all EU member states. If we are unable to meet these heightened requirements, our products could face potential adverse impacts on pricing and reimbursement in EU markets.
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
Other
Many other countries around the world are also taking steps to control prescription drug prices. For example,China's National Health Security Administration (NHSA) conducts annual price negotiations and assessments to determine which new drugs can be added to the national reimbursement list. This has accelerated the inclusion of innovative drugs, with significant price discounts. Additionally, Volume-based Procurement (VBP) allows off-patent drugs to compete with their generics in a tendering process, where they must compete on price to win large volume contracts. Canada has proposed amendments to its Patented Medicines Regulations that could reduce prices for specialty medicines, such as biologics and medicines for rare diseases. Furthermore, certain other countries also utilize a tendering process to control prescription drugs, in which Takeda often participates.
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
As of March 31, 2024, the net book values of the buildings and structures, machinery and vehicles, tools, furniture and fixtures and land we owned were JPY 1,171.6 billion, JPY 395.9 billion, JPY 49.8 billion and JPY 105.6 billion, respectively. We own the majority of our facilities, none of which are subject to any material encumbrances. We believe our facilities are generally suitable for future needs. Please refer to Item 3.D Risk Factors for more information about risks related to our manufacturing.
The following table describes our major facilities, including production facilities for biopharmaceutical products, plasma-derived therapies and vaccines, as of March 31, 2024:

Group company	Location(1)	Use of facility	Land Area (in square meter)
Takeda Pharmaceutical Company Limited	Chuo-ku,Tokyo, Japan and others	Global Headquarters(2) (Administrative and sales)	16,052
Takeda Pharmaceutical Company Limited	Chuo-ku, Osaka, Japan and others	Head Office(2) (Administrative and sales)	362,305
Takeda Pharmaceutical Company Limited	Yodogawa- ku, Osaka, Japan	Production, research and development	163,694
Takeda Pharmaceutical Company Limited	Hikari-shi, Yamaguchi, Japan	Production, research and development	1,011,061
Takeda Pharmaceutical Company Limited	Narita-shi, Chiba, Japan	Production, research and development	27,644
Takeda Pharmaceutical Company Limited	Fujisawa-shi, Kanagawa, Japan	Research and development	21,009

Baxalta US Inc.	Covington, GA, U.S.	Production and others	503,695
BioLife Plasma Services LP	Bannockburn, IL, U.S.	Production and others	448,959
Shire Human Genetic Therapies, Inc	Lexington, MA, U.S.	Production and others	395,024
Takeda Pharmaceuticals U.S.A., Inc.	Cambridge, MA, U.S.	Administrative, sales and others	—
Takeda Manufacturing Austria AG	Vienna, Austria	Production and others	368,551
Baxalta Manufacturing S.à r.l.	Neuchatel, Switzerland	Production and others	87,040
Baxalta Belgium Manufacturing S.A.	Lessines, Belgium	Production and others	150,581
Takeda Development Center Americas, Inc.	Cambridge, MA, U.S.	Research, development and others	73,382
ARIAD Pharmaceuticals, Inc.	Cambridge, MA, U.S.	Research, development and others	—
Takeda Manufacturing Italia S.p.A.	Rome, Italy	Production and others	109,000
Takeda Ireland Limited	Kilruddery, Ireland	Production and others	202,679
Takeda Manufacturing Singapore Pte. Ltd.	Singapore	Production and others	—
Takeda GmbH	Konstanz, Germany	Production and others	—
Takeda Singen Real Estate GmbH & Co. KG	Singen, Germany	Production and others	141
____________
Notes:
(1)For subsidiaries, location specified is the main location of the subsidiary. Certain production facilities may be in other locations in the country specified.
(2)Global Headquarters and Head Office mainly consist of buildings, accompanying facilities and lands (includes dormitory and company housing, etc.).

In March 2023, we announced that we will invest in a new manufacturing facility for plasma-derived therapies in Yodogawa-ku, Osaka, Japan. We expect our total investment with funds on hand to amount to JPY 95.0 billion. We expect this construction to start in the fiscal year ending March 31, 2025 and to be completed in the fiscal year ending March 31, 2029.
In January 2024, we started construction of a production facility in Los Angeles, California, the U.S. for a plasma fractionation capacity expansion. We expect this construction to be completed in June 2027 and our total investment with funds on hand in this construction to amount to JPY 34.6 billion. As of March 31, 2024, the total amount paid on this construction was JPY 2.0 billion.
In January 2023, we started construction of One Cambridge Campus for research and development (R&D) and office space in Cambridge, Massachusetts, the U.S. We expect this construction to be completed in March 2027 and our total investment with funds on hand to amount to JPY 281.7 billion. As of March 31, 2024, the total amount paid on this construction was JPY 6.1 billion. This total investment includes a lease term payment obligation expected to start in 2025 based on a lease agreement we have entered into.
In February 2022, we started construction of a production facility and warehouse in Lessines, Belgium for the manufacturing of plasma-derived therapies. We expect this construction to be completed in December 2024 and our total investment with funds on hand in this construction to amount to JPY 47.3 billion. As of March 31, 2024, the total amount paid on this construction was JPY 25.1 billion.
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
Our business is organized as a single operating segment, reflecting the presentation of information to our management for the purposes of allocating resources, measuring performance and forecasting future periods. For the fiscal year ended March 31, 2024, our revenue and operating profit were JPY 4,263.8 billion and JPY 214.1 billion, respectively.
Operating Environment
Over the past several years, we have extended our global reach, strengthened our presence in Oncology, GI and Neuroscience, and established a leading position in Rare Diseases and PDT, while adding significant assets to our growing R&D pipeline. Commercially, we have significantly strengthened our presence in the United States, Europe, and Growth and Emerging Markets. We have also accelerated our focus on data, digital and technology to make our business operations more effective and efficient, leading to greater innovation and better serving our stakeholders.
Factors Affecting Our Results of Operations
Our results are affected by global industry trends and our operating environment as described in “Item 3.D. Risk Factors” and “Item 4. Information on the Company” of this annual report and other factors described below.
Patent Protection and Generic Competition
For pharmaceutical products, in particular, patent protection and/or regulatory exclusivity benefit our results of operations by restricting competition. Newly introduced products, particularly those which treat conditions for which alternative treatments may not be readily available, may significantly contribute to sales. However, even protected products must compete with products of other manufacturers based on efficacy, lack of adverse reactions and price. On the other hand, the loss or expiration of patent protection or regulatory exclusivity with respect to any of our principal products could have a material adverse effect on our results of operations, as generic products, which tend to be quickly adopted once introduced, may enter the market. Some of our principal products face, or are expected to face, considerable competition due to the expiration of patent or other intellectual property protection. The following chart shows the performance of certain of our key products that have experienced the launch of generic or biosimilar competitors in the last three years (CER, or constant exchange rate, % change is a non-IFRS measure. For additional information on CER % change, see “Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda”).

			Billion JPY or percentage
Revenue:	For the fiscal year ended March 31,		Change versus the previous fiscal year
	2023	2024	Amount of Change	CER % change
VELCADE	¥27.8	¥5.5	¥(22.2)	(81.3)%
VYVANSE	459.3	423.2	(36.1)	(14.1)%
AZILVA	72.9	33.6	(39.3)	(53.9)%

			Billion JPY or percentage
Revenue:	For the fiscal year ended March 31,		Change versus the previous fiscal year
	2022	2023	Amount of Change	CER % change
VELCADE	¥110.0	¥27.8	¥(82.3)	(78.6)%
VYVANSE*	327.1	459.3	132.2	18.2%
AZILVA	76.3	72.9	(3.4)	(4.5)%
*Patent protection covering VYVANSE expired in the U.S. in August 2023.

Generic erosion has negatively impacted sales of VELCADE following the expiration of patent protection over bortezomib, that product’s active ingredient, in 2022, with revenue falling to JPY 110.0 billion in the fiscal year ended March 31, 2022 and to JPY 27.8 billion in the fiscal year ended March 31, 2023, and declining even further to JPY 5.5 billion in the fiscal year ended March 31, 2024. Patent protections covering VYVANSE expired in the U.S. in August 2023 and a generic version of AZILVA was approved by the PMDA in Japan in February 2023 (with a drug price listing for the generic competitor approved in June 2023), which led to declines in sales for both products in the relevant jurisdictions. Sales of VYVANSE decreased from JPY 459.3 billion in the fiscal year ended March 31, 2023 to JPY 423.2 billion in the fiscal year ended March 31, 2024; sales of AZILVA decreased from JPY 72.9 billion to JPY 33.6 billion during the same period. We expect these decreasing trends for both of these products to continue in the fiscal year ending March 31, 2025.
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
Development and Commercialization of New Products and Expansion of Existing Products
The development and commercialization of new biopharmaceutical products is key to our business, as is the expansion of existing products to additional indications and/or geographic markets, particularly as we seek to grow our revenue and to offset the effect of losses of exclusivity. The process to achieve these goals is lengthy and expensive and requires us to incur significant research and development costs, which are recorded as a component of operating expenses in our consolidated statements of income. See “Item 4. Information on the Company—B. Business Overview—Research and Development” for information about our research and development efforts, and Note 3 to our audited consolidated financial statements contained in elsewhere in this annual report for discussions of our accounting policies regarding research and development expenses and intangible assets relating to products (including amortization and impairment thereof).
Takeda refers to certain products in its portfolio as “Growth & Launch Products.” Although, particularly for products early in their life cycle, most of these products’ contribution to consolidated revenue is limited, Takeda’s management monitors these products in particular as key drivers of future growth, and believes that information on these products is useful to investors to understand where Takeda expects growth to arise in the future. The specific products that make up this group may vary over time, and products may be added or removed to this group depending on, among other things, the results of clinical trials and regulatory approvals being obtained. During the fiscal year ended March 31, 2024, Takeda classified the following as Growth & Launch Products: ENTYVIO, ALOFISEL, EOHILIA, TAKHZYRO, LIVTENCITY, ADZYNMA, Immunoglobulin products (including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU), Albumin products (including HUMAN ALBUMIN/FLEXBUMIN), ALUNBRIG, EXKIVITY, FRUZAQLA and QDENGA.
In the fiscal year ended March 31, 2024, these Growth & Launch Products accounted for JPY 1,833.0 billion, or 43%, of our consolidated revenue. In particular, in the fiscal year ended March 31, 2024, ENTYVIO accounted for JPY 800.9 billion or 19% of our consolidated revenue, our three global immunoglobulin brands (GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU) accounted for JPY 644.6 billion or 15% of our consolidated revenue, ALBUMIN accounted for JPY 134.0 billion or 3% of our consolidated revenue, and TAKHZYRO accounted for JPY 178.7 billion or 4% of our consolidated revenue. In addition, ALOFISEL and EXKIVITY experienced clinical trial failures during the fiscal year ended March 31, 2024, and, accordingly, Takeda will remove them from the Growth and Launch Product category for the fiscal year ending March 31, 20253 in light of changed commercial expectations. On the other hand, recently launched products FRUZAQLA and QDENGA have been added based on Takeda’s expectation that they will contribute to revenue more significantly over time as a result of their anticipated growth. The total contribution to consolidated revenue of the updated classification during the year ended March 31, 2024 was JPY 1,826.0 billion, or 43% of total consolidated revenue.
Acquisitions
We may acquire new businesses or assets to expand our R&D capabilities (including expanding into new methodologies) and to acquire new products (whether in the development pipeline or at the marketing stage) or enter other strategic regions. Similarly, we divest from businesses and product lines to maintain our focus on our key growth drivers and to manage our portfolio.
In February 2023, we acquired all of the capital stock of Nimbus Lakshmi, Inc. (“Lakshmi”), a wholly owned subsidiary of Nimbus Therapeutics, LLC (“Nimbus”), that owns or controls the intellectual property rights and other associated assets related to TAK-279, a highly selective oral TYK2 inhibitor. Under the terms of the agreement, we paid Nimbus USD 4.0 billion upfront following the closing of the transaction4, and will pay two milestone payments of USD 1.0 billion each upon achieving annual net sales of USD 4.0 billion and USD 5.0 billion of products developed from the TAK-279 program, formally known as NDI-034858 at Nimbus. In addition, in connection with the transaction, we have agreed to assume Nimbus’s obligations under a January 2022 settlement agreement with Bristol-Myers Squibb and its Celgene Corporation subsidiary (collectively, “BMS”) to make certain payments to BMS following the achievement of development, regulatory, and sales-based milestones for products developed from the TAK-279 program.
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
3 As of the date of this annual report, Growth and Launch products for the fiscal year ending March 31, 2025 consist of: ENTYVIO, EOHILIA, TAKHZYRO, LIVTENCITY, ADZYNMA, Immunoglobulin products (including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU), Albumin products (including HUMAN ALBUMIN/FLEXBUMIN), ALUNBRIG, FRUZAQLA and QDENGA.
4 Of the USD 4.0 billion upfront payment, USD 3.0 billion, USD 0.9 billion, and USD 0.1 billion were paid in February 2023, April 2023, and August 2023, respectively.

As a result of our acquisitions, and the impacts described above, our results year over year may not be comparable.
Divestitures
In addition to acquisitions, we divested from businesses and product lines to maintain our focus on our key growth drivers and provide additional cash flow to accelerate the repayment of debts. The following are major divestitures completed or announced in the fiscal years ended March 31, 2022, 2023, 2024 and through the issuance of this annual report.
•In April 2021, we completed the asset transfer associated with a portfolio of select non-core products in Japan to Teijin Pharma Limited for a total value of JPY 133.0 billion. The transaction had a favorable impact of JPY 131.4 billion on profit before income tax for the fiscal year ended March 31, 2022.
•In March 2022, we completed the sale of a portfolio of non-core prescription pharmaceutical products sold in China to Hasten Biopharmaceutic Co., Ltd. (China) for a total value of USD 230 million or JPY 34.8 billion5 and a gain of JPY 5.6 billion was recognized in the fiscal year ended March 31, 2022.

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
5 Calculated using the Japanese yen—U.S. dollar exchange rate of JPY 151.47 as of March 31, 2024.

Foreign Exchange Fluctuations
In the fiscal year ended March 31, 2022, 2023 and 2024, 81.5%, 87.3% and 89.4% of our revenue were from outside of Japan. Changes in foreign exchange rates, particularly for the U.S. dollar and the euro, relative to the yen, which is our reporting currency, will impact our revenues and expenses. When the yen weakens against other currencies, our revenues attributable to such other currencies increase, having a positive impact on our results of operations, which may be offset by increased expenses denominated in such currencies. Particularly, our revenues were positively impacted by the weakened yen against other currencies during the fiscal years ended March 31, 2023 and 2024. Conversely, when the yen strengthens against other currencies, our revenues attributable to such currencies decrease, having a negative impact on our results of operations, which may be offset by decreased expenses denominated in such currencies.
In order to help investors understand the effect of exchange rate fluctuations year over year on its results, Takeda presents, on a supplementary basis, year-over-year percentage changes calculated on the basis of constant exchange rates, which it refers to as “CER” change (Year-over-year changes calculated on the basis of actual exchange rates, in accordance with IFRS, are referred to as “AER” change.) See “Item 5. Operating and Financial Review and Prospects —A. Operating Results” for the analysis of our operating results year over year with CER percentage changes.
CER Change is a measure not presented in accordance with IFRS. See “Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda” for more information.
To mitigate the risk exposed by foreign exchange fluctuations, we utilize certain hedging measures with respect to some of our significant foreign currency transactions, primarily forward exchange contracts, currency swaps and currency options for individually significant foreign currency transactions.
Periodic Trends
Our revenues were lower in the fourth quarter of each of the fiscal years ended March 31, 2022, 2023, and 2024 partially due to the tendency of wholesalers to increase purchases ahead of the New Year holidays across the region, annual price increases and the reset of annual insurance deductibles in the U.S. at the start of the calendar year.

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
Revenue Recognition
See Note 3 “Material Accounting Policies—Revenue” to our audited consolidated financial statements
Impairment of Goodwill and Intangible Assets
We review goodwill and intangible assets for impairment whenever events or changes in circumstance indicate that the asset’s balance sheet carrying amount may not be recoverable. Goodwill and intangible assets that are currently not amortized are tested for impairment annually and whenever there is any indication of impairment. As of March 31, 2024, we have JPY 5,410.1 billion of goodwill and JPY 4,274.7 billion of intangible assets which in aggregate represent 64.1% of our total assets.
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
Due to changes in these assumptions in subsequent periods, we have recognized impairment and, excluding goodwill, reversal of impairment related to intangible assets during the periods presented. See Notes 11 and 12 to our audited consolidated financial statements.

Legal Contingencies
We are involved in various legal proceedings primarily related to product liability and commercial liability arising in the normal course of our business. These contingencies are described in detail in Note 32 to our consolidated financial statements.
These and other contingencies are, by their nature, uncertain and based upon complex judgments and probabilities. The factors we consider in developing our provision for litigation and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we record a provision for product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs based primarily on historical claims experience and data regarding product usage. In cases we may become involved in significant legal proceedings for which it is not possible to make a reliable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings, no provision is recognized for such cases. We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial condition of the insurers, and the possibility of and length of time for collection. Any provision and the related estimated insurance recoverable have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated statements of financial position. As of March 31, 2024, we have a provision of JPY 22.3 billion for outstanding legal cases and other disputes.
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
We also assess our deferred tax assets to determine the realizable amount at the end of each period. In assessing the recoverability of deferred tax assets, we consider the scheduled reversal of taxable temporary differences, projected future taxable profits, and tax planning strategies. Future taxable profits according to profitability are estimated based on our business plan. The change in judgment upon determining the revenue forecast related to certain products used for our business plan could have a significant impact on the amount of the deferred tax assets to be recognized. Based on the level of historical taxable profits and projected future taxable profits during the periods in which the temporary differences become deductible, we determine the amount the tax benefits we believe are realizable. As of March 31, 2024, we had unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized of JPY 1,186.1 billion, JPY 263.1 billion, and JPY 23.7 billion, respectively. A change in our estimates and assumptions in future periods could have a significant impact on our income tax provision.
Restructuring Costs
We incur restructuring costs associated with planned initiatives to reduce our costs. Our most significant restructuring costs are severance payments. We establish a provision for restructuring costs when we have developed a detailed formal plan for the restructuring and, through an execution of the plan or an announcement of its main features to those affected by it, a valid expectation has been raised in those affected by the plan that the plan will be implemented. The recognition of restructuring provision requires estimates including timing of payments and the number of individuals impacted by the restructuring. As a result of these estimates, the actual restructuring costs may differ from our estimates.
As of March 31, 2024, we have a provision of JPY 12.1 billion for restructuring costs. See Note 23 to our audited consolidated financial statements for a further description of our restructuring provisions and the change between periods. Moreover, on May 9, 2024, we announced a multi-year, enterprise-wide program aimed at increasing efficiencies and improving our profitability, including initiatives to increase the agility and simplicity of our business organization, improve our procurement models and increase productivity and efficiency through the implementation of digital, automation and artificial intelligence (AI) technologies. Primarily as a result of the initiatives announced in May 2024, we expect to record JPY 140.0 billion of restructuring expenses in the fiscal year ending March 31, 2025, and may incur lower expenses in the fiscal years to follow.

Results of Operations
The following table provides selected consolidated statements of profit or loss information for the years ended March 31, 2022, 2023 and 2024.

	For the fiscal year ended March 31,
	2022	2023	2024
	(billions of yen)
Revenue	¥3,569.0	¥4,027.5	¥4,263.8
Cost of sales	(1,106.8)	(1,244.1)	(1,426.7)
Selling, general and administrative expenses	(886.4)	(997.3)	(1,053.8)
Research and development expenses	(526.1)	(633.3)	(729.9)
Amortization and impairment losses on intangible assets associated with products	(472.9)	(542.4)	(652.1)
Other operating income	43.1	25.4	19.4
Other operating expenses	(159.1)	(145.2)	(206.5)
Operating profit	460.8	490.5	214.1
Finance income	23.7	62.9	52.1
Finance expenses	(166.6)	(169.7)	(219.8)
Share of profit (loss) of investments accounted for using the equity method	(15.4)	(8.6)	6.5
Profit before tax	302.6	375.1	52.8
Income tax (expenses) benefit	(72.4)	(58.1)	91.4
Net profit for the year	¥230.2	¥317.0	¥144.2
In this section, changes versus the previous fiscal year are given both on an as-reported (IFRS) basis (also referred to as “AER”) and, on a supplementary basis, using constant exchange rates (CER), as calculated by Takeda. CER % change is a Non-IFRS Measure. For additional information on CER % change, see “Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda”.
Fiscal Year Ended March 31, 2024 compared with the Fiscal Year Ended March 31, 2023
Revenue
Revenue for the fiscal year ended March 31, 2024 was JPY 4,263.8 billion (JPY +236.3 billion and +5.9% AER, +1.5% CER). The increase is primarily attributable to favorable foreign exchange rates and growth from business momentum of Plasma-Derived Therapies (“PDT”) Immunology, Gastroenterology (“GI”), Rare Diseases and Oncology. The increase in these business areas was offset by the decrease in Neuroscience. Revenue outside of these key business areas decreased mainly due to the decline in sales of AZILVA (for hypertension), which were JPY 33.6 billion (JPY -39.3 billion and -53.9% AER, -53.9% CER) and impacted by generic entrants in Japan, as well as the lower revenue contribution from COVID-19 vaccines in Japan.
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
Revenue:	2023	2024	Amount of Change	% Change	% Change
Japan	¥512.0	¥451.4	¥(60.7)	(11.8)%	(12.1)%
United States	2,103.8	2,195.7	91.9	4.4%	(2.2)%
Europe and Canada	842.7	966.8	124.2	14.7%	4.5%
Asia (excluding Japan)	225.0	261.2	36.2	16.1%	12.1%
Latin America	160.4	198.1	37.7	23.5%	48.4%
Russia/CIS	88.4	72.6	(15.8)	(17.9)%	(6.5)%
Other(1)	95.2	117.9	22.7	23.9%	32.6%
Total	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
____________
Note:
(1) Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2023	2024	Amount of Change	% Change	% Change
Gastroenterology:
ENTYVIO	¥702.7	¥800.9	¥98.2	14.0%	6.6%
GATTEX/REVESTIVE	93.1	119.3	26.2	28.1	22.7
TAKECAB/VOCINTI (1)	108.7	118.5	9.8	9.0	8.2
PANTOLOC/CONTROLOC (2)	45.5	46.5	1.0	2.1	(6.6)
DEXILANT	69.4	45.3	(24.1)	(34.7)	(39.6)
ALOFISEL	2.7	3.5	0.8	28.9	18.2
Others	72.4	82.2	9.8	13.6	6.6
Total Gastroenterology	1,094.5	1,216.2	121.7	11.1	4.7
Rare Diseases:
Rare Hematology:
ADVATE	118.2	122.9	4.7	4.0	1.1
ADYNOVATE/ADYNOVI	66.6	66.3	(0.2)	(0.4)	(3.6)
FEIBA	41.3	40.5	(0.7)	(1.8)	(5.3)
VONVENDI	12.2	16.2	4.0	32.5	23.1
RECOMBINATE	12.8	12.1	(0.7)	(5.6)	(11.8)
Others	53.7	47.3	(6.4)	(12.0)	(13.0)
Total Rare Hematology	304.7	305.3	0.6	0.2	(2.9)
Rare Genetics and Other:
TAKHZYRO	151.8	178.7	26.9	17.7	11.6
ELAPRASE	85.3	91.6	6.2	7.3	7.3
REPLAGAL	66.7	73.6	6.8	10.2	15.1
VPRIV	48.4	51.3	2.9	6.0	9.1
LIVTENCITY	10.5	19.1	8.6	81.7	68.7
Others	56.0	51.2	(4.8)	(8.5)	(12.5)
Total Rare Genetics and Other	418.7	465.4	46.7	11.1	9.2
Total Rare Diseases (3)	723.4	770.7	47.3	6.5	4.1
PDT Immunology:
immunoglobulin	522.2	644.6	122.4	23.4	16.8
albumin	121.4	134.0	12.5	10.3	5.9
Others	34.8	40.0	5.2	15.0	8.4
Total PDT Immunology (3)	678.4	818.6	140.1	20.7	14.4
Oncology:
ADCETRIS	83.9	109.4	25.5	30.4	31.3
LEUPLIN/ENANTONE	111.3	107.4	(4.0)	(3.6)	(7.1)
NINLARO	92.7	87.4	(5.3)	(5.7)	(9.2)
ICLUSIG	47.2	54.7	7.5	15.9	7.5
ALUNBRIG	20.6	28.5	8.0	38.8	35.3
FRUZAQLA	—	10.1	10.1	—	—
VELCADE	27.8	5.5	(22.2)	(80.0)	(81.3)
EXKIVITY	3.7	3.5	(0.3)	(7.3)	(10.9)
Others	51.6	55.9	4.4	8.5	7.5
Total Oncology	438.7	462.4	23.6	5.4	2.5

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2023	2024	Amount of Change	% Change	% Change
Neuroscience:
VYVANSE/ELVANSE	459.3	423.2	(36.1)	(7.9)	(14.1)
TRINTELLIX	100.1	104.8	4.7	4.7	(1.1)
ADDERALL XR	28.6	41.8	13.2	46.0	36.6
INTUNIV	16.4	33.6	17.2	105.2	100.8
Others	33.4	23.7	(9.7)	(29.1)	(31.6)
Total Neuroscience	637.7	627.0	(10.7)	(1.7)	(7.8)
Other:
AZILVA-F (1)	72.9	33.6	(39.3)	(53.9)	(53.9)
FOSRENOL	13.5	13.5	(0.0)	(0.0)	(8.3)
Others	368.2	321.7	(46.4)	(12.6)	(10.8)
Total Other (3)	454.6	368.9	(85.7)	(18.8)	(17.7)
Total	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
____________
Notes:
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole.
(3) Starting from the fiscal year ending March 31, 2025 (FY2024), “Plasma-Derived Therapies” will replace the previous category of “PDT Immunology” and will include all plasma-derived products including those previously categorized within “Rare Diseases” (e.g., FEIBA, CINRYZE). “Vaccines” will be presented as a separate key business area (previously included in “Others”), reflecting the strategic focus on our dengue vaccine, QDENGA.
If the new categories are applied, revenue from “Rare Disease” is JPY 688.4 billion for the fiscal year ended March 31, 2024 and JPY 639.8 billion for the fiscal year ended March 31, 2023, revenue from “Plasma-Derived Therapies” is JPY 903.7 billion for the fiscal year ended March 31, 2024 and JPY 765.4 billion for the fiscal year ended March 31, 2023, revenue from “Vaccines” is JPY 50.4 billion for the fiscal year ended March 31, 2024, and JPY 78.7 billion for the fiscal year ended March 31, 2023, revenue from “Others” is JPY 315.7 billion for the fiscal year ended March 31, 2024 and JPY 372.7 billion for the fiscal year ended March 31, 2023.

Year-on-year change in revenue for this fiscal year in each of our main business areas was primarily attributable to the following products:
•GI. In GI, revenue was JPY 1,216.2 billion (JPY +121.7 billion and +11.1% AER, +4.7% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease) were JPY 800.9 billion (JPY +98.2 billion and +14.0% AER, +6.6% CER). Sales in the U.S. were JPY 546.1 billion (JPY +54.2 billion and +11.0% AER). The increase was due to favorable foreign exchange rates and demand in the first line biologic inflammatory bowel disease (“IBD”) population primarily in UC. Sales in Europe and Canada were JPY 195.8 billion (JPY +33.4 billion and +20.5% AER), supported by favorable foreign exchange rates and continued launches of the subcutaneous formulation.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 119.3 billion (JPY +26.2 billion and +28.1% AER, +22.7% CER). The increase was primarily due to increased demand in the U.S., Europe and Japan, expansion activities (infant indication label expansion and geographic expansion), and favorable exchange rates.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 118.5 billion (JPY +9.8 billion and +9.0% AER, +8.2% CER). The increase was primarily due to increased sales in Japan and the Growth and Emerging Markets including Brazil and China.
Sales of DEXILANT (for acid reflux disease) were JPY 45.3 billion (JPY -24.1 billion and -34.7% AER, -39.6% CER). The decrease was due to the loss of exclusivity and the termination of the authorized generics program in the U.S.
•Rare Diseases. In Rare Diseases, revenue was JPY 770.7 billion (JPY +47.3 billion and +6.5% AER, +4.1% CER).
Revenue of Rare Hematology was JPY 305.3 billion (JPY +0.6 billion and +0.2% AER, -2.9% CER).
Sales of ADVATE (for hemophilia A) were JPY 122.9 billion (JPY +4.7 billion and +4.0% AER, +1.1% CER). The increase was attributable to favorable foreign exchange rates as well as sales increase in the Growth and Emerging Markets such as Brazil and China.
Sales of VONVENDI (for von Willebrand disease) were JPY 16.2 billion (JPY +4.0 billion and +32.5% AER, +23.1% CER). The increase was primarily due to increased demand in the U.S.
Sales of FEIBA (for hemophilia A and B) were JPY 40.5 billion (JPY -0.7 billion and -1.8% AER, -5.3% CER). The decrease was mainly due to competition in Brazil.
Sales of RECOMBINATE (for hemophilia A) were JPY 12.1 billion (JPY -0.7 billion and -5.6% AER, -11.8% CER). The decrease was mainly due to weaker demand in the U.S. attributable to increased adoption of next generation therapies.

Decrease in revenue of other rare hematology products largely offset the net increase of the above products.
Revenue of Rare Genetics and Other was JPY 465.4 billion (JPY +46.7 billion and +11.1% AER, +9.2% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 178.7 billion (JPY +26.9 billion and +17.7% AER, +11.6% CER). The continued growth was attributable to sustained launch momentum, expansion into new patient populations such as pediatrics, rising diagnosis rates, the growth of the prophylactic market, and favorable exchange rates.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 19.1 billion (JPY +8.6 billion and +81.7% AER, +68.7% CER). The increase was primarily attributable to strong launch performance and fast uptake in the U.S., complemented by continued geographical expansion in Europe and positive market access trends.
Sales of enzyme replacement therapy REPLAGAL (for fabry disease) were JPY 73.6 billion (JPY +6.8 billion and +10.2% AER, +15.1% CER). The increase was primary due to strong demand in the Growth and Emerging Markets.
Sales of enzyme replacement therapy ELAPRASE (for Hunter syndrome) were JPY 91.6 billion (JPY +6.2 billion and +7.3% AER, +7.3% CER). The increase was primarily due to strong demand in the Growth and Emerging Markets.
•PDT Immunology. In PDT Immunology, revenue was JPY 818.6 billion (JPY +140.1 billion and +20.7% AER, +14.4% CER).
Aggregate sales of immunoglobulin products were JPY 644.6 billion (JPY +122.4 billion and +23.4% AER, +16.8% CER). Sales of each of our three global immunoglobulin brands marked double digit percentage of revenue growth, due to continued strong demand globally and growing supply, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 134.0 billion (JPY +12.5 billion and +10.3% AER, +5.9% CER). The increase was primarily driven by strong albumin demand in China.
•Oncology. In Oncology, revenue was JPY 462.4 billion (JPY +23.6 billion and +5.4% AER, +2.5% CER).
Sales of ADCETRIS (for malignant lymphomas) were JPY 109.4 billion (JPY +25.5 billion and +30.4% AER, +31.3% CER). The increase was led by strong growth in Growth and Emerging Markets and Europe.
Sales of FRUZAQLA (for colorectal cancer), which newly launched in November 2023 in the U.S., were JPY 10.1 billion.
Sales of ALUNBRIG (for non-small cell lung cancer) were JPY 28.5 billion (JPY +8.0 billion and +38.8% AER, +35.3% CER). The increase benefited from strong demand across all regions.
Sales of ICLUSIG (for leukemia) were JPY 54.7 billion (JPY +7.5 billion and +15.9% AER, +7.5% CER). The increase was due to favorable foreign exchange rates and higher demand in the U.S.
Sales of VELCADE (for multiple myeloma) were JPY 5.5 billion (JPY -22.2 billion and -80.0% AER, -81.3% CER. The decrease was due to generic erosion in the U.S.
Sales of NINLARO (for multiple myeloma) were JPY 87.4 billion (JPY -5.3 billion and -5.7% AER, -9.2% CER). The decrease was due to intensified competition and decreased demand mainly in the U.S., partially aided by favorable foreign exchange rates.
•Neuroscience. In Neuroscience, revenue was JPY 627.0 billion (JPY -10.7 billion and -1.7% AER, -7.8% CER).
Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were JPY 423.2 billion (JPY -36.1 billion and -7.9% AER, -14.1% CER). The decrease was due to multiple generic entrants in the U.S. starting from August 2023, with the growth of the adult market in Europe and favorable foreign exchange rates partially offset the negative impacts.
Sales of ADDERALL XR (for ADHD) were JPY 41.8 billion (JPY +13.2 billion and +46.0% AER, +36.6% CER). The increase was primarily due to a shortage of generic versions of the instant release formulation marketed by competitors in the U.S. and favorable foreign exchange rates.
Sales of INTUNIV (for ADHD) were JPY 33.6 billion (JPY +17.2 billion and +105.2% AER, +100.8% CER). The increase was primarily due to the buy-back of full rights in Japan effective in April 2023.

Cost of Sales
Cost of Sales was JPY 1,426.7 billion (JPY +182.6 billion and +14.7% AER, +9.8% CER). The increase was primarily due to revenue growth in our key business areas with a change in product mix and the depreciation of Japanese yen as compared to the fiscal year ended March 31, 2023. This was partially offset by a decrease in non-cash charges related to the unwind of the fair value step up on acquired inventories recognized in connection with the acquisition of Shire plc (“Shire”).
Selling, General and Administrative (SG&A) Expenses
SG&A expenses were JPY 1,053.8 billion (JPY +56.5 billion and +5.7% AER, +0.9% CER). The increase was mainly due to the depreciation of Japanese yen and investments in Data, Digital and Technology ("DD&T") partially offset by various cost efficiencies.
Research and Development (R&D) expense
R&D expenses were JPY 729.9 billion (JPY +96.6 billion and +15.3% AER, +8.4% CER). The increase was mainly due to various investments in pipeline programs and the depreciation of Japanese yen.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products was JPY 652.1 billion (JPY +109.7 billion and +20.2% AER, +12.2% CER). The increase was mainly due to an increase in impairment charges for certain assets related to in-process R&D and marketed products and an increase of amortization expenses due to the depreciation of Japanese yen. JPY 130.6 billion impairment losses recorded in the fiscal year ended March 31, 2024 primarily includes JPY 74.0 billion impairment charges for ALOFISEL (for complex Crohn's perianal fistulas) following topline results of the phase 3 ADMIRE-CD II trial, JPY 28.5 billion impairment charges following a decision to voluntarily withdraw EXKIVITY (for non-small cell lung cancer) globally, and other impairment charges for certain in-process R&D assets including those related to TAK-007 and modakafusp alfa (TAK-573) in Oncology as results of decisions to terminate those programs. The increase was partially offset by a reversal of impairment loss of JPY 35.7 billion related to the approval of EOHILIA, a therapy for eosinophilic esophagitis (EoE), by the FDA in February 2024.
Other Operating Income
Other Operating Income was JPY 19.4 billion (JPY -6.0 billion and -23.8% AER, -26.3% CER).
Other Operating Expenses
Other Operating Expenses were JPY 206.5 billion (JPY +61.3 billion and +42.2% AER, +34.5% CER). The increase was primarily driven by increases of restructuring expenses, additional losses recorded for the supply agreement litigation with AbbVie, Inc. ("AbbVie") in the fiscal year ended March 31, 2024 and changes in the fair value of financial assets and liabilities associated with contingent consideration arrangements mainly from XIIDRA and EOHILIA.
Operating Profit
As a result of the above factors, Operating Profit was JPY 214.1 billion (JPY -276.4 billion and -56.4% AER, -50.3% CER).
Net Finance Expenses
Net Finance Expenses were JPY 167.8 billion (JPY +61.0 billion and +57.1% AER, +78.3% CER). The increase was primarily due to a decrease in financial income reflecting gains from acquisition of additional shares in companies accounted for using the equity method companies and a positive impact from the remeasurement of warrants to purchase stocks of the company held by Takeda recorded in the fiscal year ended March 31, 2023, as well as an increase in financial expenses in the fiscal year ended March 31, 2024 due to factors including interest recorded for the supply agreement litigation with AbbVie and increased expense on hyperinflationary accounting.
Share of Profit (Loss) of Investments Accounted for Using the Equity Method
Share of Profit of Investments Accounted for Using the Equity Method was JPY 6.5 billion (JPY +15.1 billion, compared to Share of Loss of Investments Accounted for Using the Equity Method of JPY 8.6 billion in the fiscal year ended March 31, 2023).
Income Tax (Expenses) Benefit
Income Tax Benefit was JPY 91.4 billion (JPY +149.5 billion, compared to Income Tax Expenses of JPY 58.1 billion in the fiscal year ended March 31, 2023). The increase was primarily due to lower pretax earnings as well as a tax expense reduction of JPY 63.5 billion resulting from the reversal of the income taxes payable in excess of the settlement with the Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014 ("AbbVie Break Fee Settlement"). These increases were partially offset by the tax charges from legal entity restructuring and the reassessment of recoverability of deferred tax assets.
Net Profit for the Year
As a result of the above factors, Net Profit for the Year was JPY 144.2 billion (JPY -172.8 billion and -54.5% AER, -57.0% CER).

Fiscal Year Ended March 31, 2023 compared with the Fiscal Year Ended March 31, 2022
Revenue
Revenue for the fiscal year ended March 31, 2023 was JPY 4,027.5 billion, an increase of JPY 458.5 billion, or 12.8% (CER % change: -0.8%), compared to the fiscal year ended March 31, 2022. The increase is primarily attributable to favorable foreign exchange rates and growth from business momentum, fully offsetting the decrease of revenue due to the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for JPY 133.0 billion, which was recorded as revenue in the fiscal year ended March 31, 2022.
Revenue of our core business areas (i.e., Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) increased by JPY 628.0 billion, or 21.3%, compared to the fiscal year ended March 31, 2022, to JPY 3,572.9 billion. Each of our core business areas, except Oncology, contributed to positive revenue growth due to favorable foreign exchange rates and growth from business momentum. Generic erosion and intensified competition impacted certain Oncology products in the fiscal year ended March 31, 2023, partially offset by the impacts of favorable foreign exchange rates.
Revenue outside of our core business areas significantly decreased by JPY 169.6 billion, or 27.2%, compared to the fiscal year ended March 31, 2022 to JPY 454.6 billion, largely due to the aforementioned non-recurring JPY 133.0 billion selling price of the diabetes portfolio in Japan, which was recorded as revenue in the fiscal year ended March 31, 2022.
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
Revenue:	2022	2023	Amount of Change	% Change	% Change
Japan(1)	¥659.0	¥512.0	¥(146.9)	(22.3)%	(22.5)%
United States	1,714.4	2,103.8	389.4	22.7%	2.0%
Europe and Canada	739.2	842.7	103.5	14.0%	5.1%
Asia (excluding Japan)	197.0	225.0	28.0	14.2%	2.0%
Latin America	128.5	160.4	31.9	24.8%	8.0%
Russia/CIS	62.1	88.4	26.4	42.5%	9.5%
Other(2)	68.9	95.2	26.2	38.1%	41.3%
Total	¥3,569.0	¥4,027.5	¥458.5	12.8%	(0.8)%
____________
Notes:
(1) The JPY 133.0 billion selling price of the sale of diabetes portfolio in Japan is included in the fiscal year ended March 31, 2022.
(2) Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2022	2023	Amount of Change	% Change	% Change
Gastroenterology:
ENTYVIO	¥521.8	¥702.7	¥181.0	34.7%	15.2%
TAKECAB/VOCINTI (1)	102.4	108.7	6.3	6.2	4.1
GATTEX/REVESTIVE	75.8	93.1	17.3	22.9	4.0
DEXILANT	50.8	69.4	18.6	36.7	14.8
PANTOLOC/CONTROLOC (2)	40.3	45.5	5.2	13.0	2.9
ALOFISEL	1.8	2.7	0.9	47.9	35.6
Others	82.9	72.4	(10.5)	(12.7)	(24.0)
Total Gastroenterology	875.7	1,094.5	218.9	25.0	8.7
Rare Diseases:
Rare Hematology:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2022	2023	Amount of Change	% Change	% Change
ADVATE	118.5	118.2	(0.3)	(0.3)	(12.4)
ADYNOVATE/ADYNOVI	60.7	66.6	5.8	9.6	(1.0)
FEIBA	39.2	41.3	2.1	5.4	(5.2)
RECOMBINATE	12.3	12.8	0.5	3.8	(13.1)
HEMOFIL/IMMUNATE/IMMUNINE	17.7	19.6	1.9	10.5	0.3
Others	35.3	46.4	11.1	31.4	12.5
Total Rare Hematology	283.7	304.7	21.0	7.4	(5.1)
Rare Genetics and Other:
TAKHZYRO	103.2	151.8	48.6	47.0	25.0
ELAPRASE	73.1	85.3	12.2	16.7	5.5
REPLAGAL	51.7	66.7	15.0	29.1	24.2
VPRIV	42.4	48.4	6.0	14.1	2.5
LIVTENCITY	1.3	10.5	9.2	692.4	561.7
Others	55.7	56.0	0.3	0.5	(12.6)
Total Rare Genetics and Other	327.5	418.7	91.2	27.9	13.4
Total Rare Diseases (4)	611.2	723.4	112.2	18.4	4.8
PDT Immunology:
immunoglobulin	385.9	522.2	136.3	35.3	16.0
albumin	90.0	121.4	31.4	34.9	19.0
Others	31.1	34.8	3.7	12.0	(4.2)
Total PDT Immunology (4)	507.0	678.4	171.5	33.8	15.3
Oncology:
LEUPLIN/ENANTONE	106.5	111.3	4.9	4.6	(0.3)
NINLARO	91.2	92.7	1.5	1.6	(12.2)
ADCETRIS	69.2	83.9	14.7	21.3	13.5
ICLUSIG	34.9	47.2	12.3	35.4	15.9
VELCADE	110.0	27.8	(82.3)	(74.8)	(78.6)
ALUNBRIG	13.6	20.6	6.9	50.7	35.2
EXKIVITY	1.0	3.7	2.8	288.1	228.4
Others	42.4	51.6	9.2	21.7	20.7
Total Oncology	468.7	438.7	(30.0)	(6.4)	(14.4)
Neuroscience:
VYVANSE/ELVANSE	327.1	459.3	132.2	40.4	18.2
TRINTELLIX	82.3	100.1	17.8	21.6	2.1
Others	72.9	78.3	5.4	7.4	(4.0)
Total Neuroscience	482.3	637.7	155.4	32.2	12.1
Other:
AZILVA-F (1)	76.3	72.9	(3.4)	(4.5)	(4.5)
LOTRIGA	32.7	16.7	(16.0)	(48.8)	(48.8)
Others(4)	515.2	365.0	(150.2)	(29.2)	(35.4)
Total Other (3) (4)	624.2	454.6	(169.6)	(27.2)	(32.4)
Total	¥3,569.0	¥4,027.5	¥458.5	12.8%	(0.8)%
____________
Notes:
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole
(3) The figure for the fiscal year ended March 31, 2022 includes the JPY 133.0 billion selling price on sales of four diabetes products (NESINA, LIOVEL, INISYNC and ZAFATEK) in Japan to Teijin Pharma Limited recorded as revenue. As Takeda transferred only the assets, marketing rights and, eventually, marketing authorization associated with the pharmaceutical products which do not entail transfer of employees or associated contracts, Takeda applied IFRS 15 to the transaction and recorded the selling price in revenue.
(4)     Starting from the fiscal year ending March 31, 2025 (FY2024), “Plasma-Derived Therapies” will replace the previous category of “PDT Immunology” and will include all plasma-derived products including those previously categorized within “Rare Diseases” (e.g., FEIBA, CINRYZE). “Vaccines” will be presented as a separate key business area (previously included in “Others”), reflecting the strategic focus on our dengue vaccine, QDENGA.

If the new categories are applied, revenue from “Rare Disease” is JPY 639.8 billion for the fiscal year ended March 31, 2023 and JPY 531.1 billion for the fiscal year ended March 31, 2022, revenue from “Plasma-Derived Therapies” is JPY 765.4 billion for the fiscal year ended March 31, 2023 and JPY 589.6 billion for the fiscal year ended March 31, 2022, revenue from “Vaccines” is JPY 78.7 billion for the fiscal year ended March 31, 2023, and JPY 55.2 billion for the fiscal year ended March 31, 2022, revenue from “Others” is JPY 372.7 billion for the fiscal year ended March 31, 2023 and JPY 566.4 billion for the fiscal year ended March 31, 2022.

Year-on-year change in revenue for this fiscal year in each of our main business areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was JPY 1,094.5 billion, a year-on-year increase of JPY 218.9 billion, or 25.0% AER (CER % change: 8.7%).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), Takeda's top-selling product, were JPY 702.7 billion in total, an increase of JPY 181.0 billion, or 34.7% AER (CER% change: 15.2%), versus the fiscal year ended March 31, 2022. Sales in the U.S. were JPY 491.9 billion, an increase of JPY 142.4 billion, or 40.7% AER, driven by favorable foreign exchange rates and a continued increase in the first line biologic inflammatory bowel disease (“IBD”) population both in UC and CD. Sales in Europe and Canada were JPY 162.5 billion, an increase of JPY 26.5 billion, or 19.5% AER, supported by continued launches of the subcutaneous formulation and favorable foreign exchange rates. Sales in the Growth and Emerging Markets were JPY 34.9 billion, an increase of JPY 9.9 billion, or 39.6% AER, primarily led by growth in Brazil.
Sales of DEXILANT (for acid reflux disease) were JPY 69.4 billion, an increase of JPY 18.6 billion, or 36.7% AER (CER % change: 14.8%), versus the fiscal year ended March 31, 2022, due to the increased sales of authorized generics in the U.S. and favorable foreign exchange rates.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 93.1 billion, an increase of JPY 17.3 billion, or 22.9% AER (CER % change: 4.0%), versus the fiscal year ended March 31, 2022, primarily due to increased market penetration after launch in Japan, pediatric indication demand, and favorable foreign exchange rates.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 108.7 billion, an increase of JPY 6.3 billion, or 6.2% AER (CER % change: 4.1%), versus the fiscal year ended March 31, 2022, primarily due to increased sales in China, partially offset by the decrease of sales in Japan due to a negative impact from the market expansion re-pricing applied in April 2022, despite an increase in prescription volume.
Sales of PENTASA (for UC), included in Others, were JPY 8.4 billion, a decrease of JPY 11.8 billion, or 58.3% AER, versus the fiscal year ended March 31, 2022, due to generic erosion in the U.S. from May 2022.
•Rare Diseases. In Rare Diseases, revenue was JPY 723.4 billion, a year-on-year increase of JPY 112.2 billion, or 18.4% AER (CER % change: 4.8%).
Revenue of Rare Hematology was JPY 304.7 billion, a year-on-year increase of JPY 21.0 billion, or 7.4% AER (CER % change: -5.1%).
Sales of ADYNOVATE/ADYNOVI (for hemophilia A) were JPY 66.6 billion, an increase of JPY 5.8 billion, or 9.6% AER (CER % change: -1.0%), and sales of FEIBA (for hemophilia A and B) were JPY 41.3 billion, an increase of JPY 2.1 billion, or 5.4% AER (CER % change: -5.2%), versus the fiscal year ended March 31, 2022, primarily due to favorable foreign exchange rates largely offset by negative impacts from competition in the U.S.
Sales of other Rare Hematology products in aggregate increased year-on-year, primarily due to additional indications, newly consolidated products, and favorable foreign exchange rates.
Revenue of Rare Genetics and Other was JPY 418.7 billion, a year-on-year increase of JPY 91.2 billion, or 27.9% AER (CER % change: 13.4%).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 151.8 billion, an increase of JPY 48.6 billion, or 47.0% AER (CER % change: 25.0%), versus the fiscal year ended March 31, 2022, driven by continued strong demand in the U.S., geographic expansion, and favorable foreign exchange rates.
Sales of REPLAGAL (for Fabry disease) were JPY 66.7 billion, an increase of JPY 15.0 billion, or 29.1% AER (CER % change: 24.2%), versus the fiscal year ended March 31, 2022, primarily due to the succession to Takeda of manufacturing and marketing rights in Japan upon expiration of the relevant license agreement in February 2022 and strong demand in the Growth and Emerging Markets.
Sales of other enzyme replacement therapies ELAPRASE (for Hunter syndrome) and VPRIV (for Gaucher disease) were JPY 85.3 billion, an increase of JPY 12.2 billion, or 16.7% AER (CER % change: 5.5%), and JPY 48.4 billion, an increase of JPY 6.0 billion, or 14.1% AER (CER % change: 2.5%), respectively, primarily due to favorable foreign exchange rates.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease), which was first launched in the U.S. in December 2021, followed by several other countries, were JPY 10.5 billion in the fiscal year ended March 31,2023.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue was JPY 678.4 billion, a year-on-year increase of JPY 171.5 billion, or 33.8% AER (CER % change: 15.3%).
Sales of immunoglobulin products in aggregate were JPY 522.2 billion, an increase of JPY 136.3 billion, or 35.3% AER (CER % change: 16.0%), versus the fiscal year ended March 31, 2022. Sales of each of our three global immunoglobulin brands marked double digit percentage of revenue growth, due to continued strong demand globally and growing supply, especially in the U.S., where the pandemic pressure is now easing, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies.

Sales of albumin products in aggregate, including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia), were JPY 121.4 billion, an increase of JPY 31.4 billion, or 34.9% AER (CER % change: 19.0%), versus the fiscal year ended March 31, 2022, driven by strong albumin demand in the U.S. and China and favorable exchange rates.
•Oncology. In Oncology, revenue was JPY 438.7 billion, a year-on-year decrease of JPY 30.0 billion, or 6.4% AER (CER % change: -14.4%), impacted by the rapid generic erosion of VELCADE (for multiple myeloma) sales in the U.S.
Sales of VELCADE were JPY 27.8 billion, a decrease of JPY 82.3 billion, or 74.8% AER (CER % change: -78.6%), versus the fiscal year ended March 31, 2022, predominantly due to multiple generic entrants in the U.S. starting in May 2022.
Sales of ADCETRIS (for malignant lymphomas) were JPY 83.9 billion, an increase of JPY 14.7 billion, or 21.3% AER (CER % change: 13.5%), versus the fiscal year ended March 31, 2022, led by strong growth in countries such as Argentina, Italy and Japan.
Sales of ICLUSIG (for leukemia) were JPY 47.2 billion, an increase of JPY 12.3 billion, or 35.4% AER (CER % change: 15.9%), versus the fiscal year ended March 31, 2022, due to steady growth in the U.S. and favorable foreign exchange rates.
Sales of ALUNBRIG (for non-small cell lung cancer) were JPY 20.6 billion, an increase of JPY 6.9 billion, or 50.7% AER (CER % change: 35.2%), versus the fiscal year ended March 31, 2022, benefiting from strong demand in European countries, Growth and Emerging Markets such as China, and Japan.
Sales of ZEJULA (for ovarian cancer), included in Others, were JPY 12.9 billion, an increase of JPY 4.9 billion, or 61.7% AER, versus the fiscal year ended March 31, 2022, primarily led by increased sales in Japan due to a newly launched tablet formulation in June 2022 in addition to existing capsule formulation.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, etc.), an off-patent product, were JPY111.3 billion, an increase of JPY 4.9 billion, or 4.6% AER (CER % change: -0.3%), versus the fiscal year ended March 31, 2022, mainly due to favorable foreign exchange rates.
Sales of NINLARO (for multiple myeloma) were JPY 92.7 billion, an increase of JPY 1.5 billion, or 1.6% AER (CER % change: -12.2%), versus the fiscal year ended March 31, 2022, aided by favorable foreign exchange rates, which were offset partially by intensified competition and decreased demand mainly in the U.S.
Sales of EXKIVITY (for non-small cell lung cancer), which was first launched in the U.S. in September 2021, followed by several other countries, were JPY 3.7 billion in the fiscal year ended March 31, 2023.
•Neuroscience. In Neuroscience, revenue was JPY 637.7 billion, a year-on-year increase of JPY 155.4 billion, or 32.2% AER (CER % change: 12.1%).
Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were JPY 459.3 billion, an increase of JPY 132.2 billion, or 40.4% AER (CER % change: 18.2%), versus the fiscal year ended March 31, 2022, mainly due to the growth of the adult market including an impact from a shortage of generic versions of the instant release formulation of ADDERALL in the U.S. and favorable foreign exchange rates.
Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were JPY 100.1 billion, an increase of JPY 17.8 billion, or 21.6% AER (CER % change: 2.1%), versus the fiscal year ended March 31, 2022, due to increasing prescriptions in Japan and favorable foreign exchange rates.
Sales of ADDERALL XR (for ADHD), included in Others, were JPY 28.6 billion, an increase of JPY 7.7 billion, or 36.9% AER, versus the fiscal year ended March 31, 2022, mainly due to a shortage of generic versions of the instant release formulation marketed by competitors in the U.S. and favorable foreign exchange rates.

Cost of Sales
Cost of Sales increased by JPY 137.2 billion, or 12.4% AER (CER % change: -0.1%), to JPY 1,244.1 billion. The increase was predominantly due to the depreciation of the yen in the fiscal year ended March 31, 2023.

Selling, General and Administrative (SG&A) expenses
SG&A expenses increased by JPY 110.9 billion, or 12.5% AER (CER % change: -0.9%) compared to the fiscal year ended March 31, 2022, to JPY 997.3 billion, mainly due to the impact from the depreciation of the yen in the fiscal year ended March 31, 2023.

Research and Development (R&D) expenses
R&D expenses increased by JPY 107.2 billion, or 20.4% AER (CER % change: 3.5%) compared to the fiscal year ended March 31, 2022, to JPY 633.3 billion, mainly due to the impact from the depreciation of the yen in the fiscal year ended March 31,2023.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products increased by JPY 69.5 billion or 14.7% AER (CER % change: -3.2%) compared to the fiscal year ended March 31, 2022, to JPY 542.4 billion, mainly due to the impact from the depreciation of the yen in the fiscal year ended March 31, 2023.
Other Operating Income

Other Operating Income was JPY 25.4 billion, a decrease of JPY 17.7 billion, or 41.0% AER (CER % change: -44.2%), compared to the fiscal year ended March 31, 2022 primarily due to a change in fair value of financial assets and liabilities associated with contingent consideration arrangements recognized and certain settlement proceeds recorded in the fiscal year ended March 31, 2022.
Other Operating Expenses
Other Operating Expenses were JPY 145.2 billion, a decrease of JPY 13.8 billion, or 8.7% AER (CER % change: -21.1%), compared to the fiscal year ended March 31, 2022, primarily due to decreases in restructuring expenses attributable to the substantially completed Shire integration in the fiscal year ended March 31, 2022 and valuation reserve for pre-launch inventory, partially offset by increases in other reserves and provisions including those for certain assets related to option fees Takeda paid as part of collaboration agreements and increase due to the impact from the depreciation of the yen in the fiscal year ended March 31,2023.
Operating Profit.
As a result of the above factors, Operating Profit increased by JPY 29.7 billion, or 6.4% AER (CER % change: -1.8%) compared to the fiscal year ended March 31, 2022 to JPY 490.5 billion.

Net Finance Expenses
Net Finance Expenses were JPY 106.8 billion in the fiscal year ended March 31, 2023, a decrease of JPY 36.1 billion, or 25.3% AER (CER % change: -28.8%) compared to Net Finance Expenses of JPY 142.9 billion for the fiscal year ended March 31, 2022. This decrease was mainly driven by a positive impact from the remeasurement of warrants to purchase stocks of companies held by Takeda.

Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 8.6 billion, a decrease of JPY 6.7 billion, or 43.8% AER (CER % change: -50.6%), compared to the fiscal year ended March 31, 2022. The decrease is mainly due to the negative impact from Takeda's share of loss on an investment held by Takeda Ventures, Inc. recorded in the fiscal year ended March 31, 2022.
Income Tax (Expenses) Benefit
Income Tax Expenses were JPY 58.1 billion, a decrease of JPY 14.4 billion, or 19.8% AER (CER % change; -18.0%), compared to the fiscal year ended March 31, 2022. This decrease was primarily due to a tax charge of JPY 65.4 billion for tax and interest, net of JPY 0.5 billion of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 in the fiscal year ended March 31, 2022 as well as increased tax benefits from recognition of deferred tax assets. These decreases were partially offset by the benefits from the U.S. state tax rate change in the fiscal year ended March 31, 2022, in addition to higher pretax earnings.
Net Profit for the Year
Net Profit for the Year increased by JPY 86.9 billion, or 37.7% AER (CER % change: 23.3%), compared to the fiscal year ended March 31, 2022 to JPY 317.0 billion.

Supplemental Discussion: Results of Core Financial Measures (Non-IFRS Measures)

In addition to its results prepared in accordance with IFRS, on a supplemental basis, Takeda also presents the results of its Core Financial Measures. Takeda strongly encourages investors to review “Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda” for more information on these metrics, including their definitions, limitations on their usefulness and reconciliations to the most directly comparable financial measures calculated and presented in accordance with IFRS. Takeda also presents period-over-period change in its Core Financial Measures on a CER % change basis; see “Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda” for more information.

Fiscal Year Ended March 31, 2024 compared with the Fiscal Year Ended March 31, 2023

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2023	2024	Amount of Change	% Change	% Change
Core revenue	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
Core operating profit	1,188.4	1,054.9	(133.5)	(11.2)%	(13.3)%
Core net profit for the year	866.4	756.9	(109.5)	(12.6)%	(15.0)%
Core EPS (yen)	558	484	(75)	(13.4)%	(15.7)%

Core Revenue.
Core Revenue for the fiscal year ended March 31, 2024 was JPY 4,263.8 billion (JPY +236.3 billion and +5.9% AER, +1.5% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum primarily led by Takeda’s Growth and Launch Products* which totaled JPY 1,833.0 billion (JPY +297.2 billion and +19.3% AER, +12.8% CER).
*    Takeda’s Growth and Launch Products in the fiscal year ended March 31, 2024
    GI: ENTYVIO, ALOFISEL, EOHILIA
    Rare Diseases: TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology: ALUNBRIG, EXKIVITY (Takeda decided to voluntarily withdraw the product globally), FRUZAQLA
Other: QDENGA

Core Operating Profit.
Core Operating Profit for the fiscal year ended March 31, 2024 was JPY 1,054.9 billion (JPY -133.5 billion and -11.2% AER, -13.3% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2023	2024	Amount of Change	% Change	% Change
Core revenue	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
Core cost of sales	(1,208.4)	(1,426.3)	(217.9)	18.0%	13.0%
Core selling, general and administrative (SG&A) expenses	(997.3)	(1,053.0)	(55.6)	5.6%	0.8%
Core research and development (R&D) expenses	(633.4)	(729.6)	(96.3)	15.2%	8.3%
Core operating profit	¥1,188.4	¥1,054.9	¥(133.5)	(11.2)%	(13.3)%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales.
Core Cost of Sales was JPY 1,426.3 billion (JPY +217.9 billion and +18.0% AER, +13.0% CER). The increase was primarily due to revenue growth in our key business areas with a change in product mix and the depreciation of Japanese yen as compared to the fiscal year ended March 31, 2023.
Core Selling, General and Administrative (SG&A) Expenses.
Core SG&A expenses were JPY 1,053.0 billion (JPY +55.6 billion and +5.6% AER, +0.8% CER). The increase was mainly due to the depreciation of Japanese yen and investments in DD&T partially offset by various cost efficiencies.
Core Research and Development (R&D) Expenses.
Core R&D expenses were JPY 729.6 billion (JPY +96.3 billion and +15.2% AER, +8.3% CER). The increase was mainly due to various investments in pipeline programs and the depreciation of Japanese yen.
Core Net Profit for the Year.
Core Net Profit for the Year was JPY 756.9 billion (JPY -109.5 billion and -12.6% AER, -15.0% CER) and is calculated from Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2023	2024	Amount of Change	% Change	% Change
Core operating profit	¥1,188.4	¥1,054.9	¥(133.5)	(11.2)%	(13.3)%
Core finance income and (expenses), net	(126.6)	(142.0)	(15.4)	12.2%	13.9%
Core share of profit of investments accounted for using the equity method	0.2	5.9	5.7	―	―
Core profit before tax	1,062.0	918.8	(143.2)	(13.5)%	(16.0)%
Core income tax expenses	(195.6)	(161.9)	33.7	(17.2)%	(20.2)%
Core net profit for the year	¥866.4	¥756.9	¥(109.5)	(12.6)%	(15.0)%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses.
Core Net Finance Expenses were JPY 142.0 billion (JPY +15.4 billion and +12.2% AER, +13.9% CER).
Core Share of Profit of Investments Accounted for Using the Equity Method.
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 5.9 billion (JPY +5.7 billion).
Core Profit Before Tax.
Core Profit Before Tax was JPY 918.8 billion (JPY -143.2 billion and -13.5% AER, -16.0% CER).
Core Income Tax Expenses.
Core Income Tax Expenses were JPY 161.9 billion (JPY -33.7 billion and -17.2% AER, -20.2% CER) and excludes the JPY 63.5 billion impact from AbbVie Break Fee Settlement in the fiscal year ended March 31, 2024. The decrease was mainly due to lower core pretax earnings.
Core EPS.
Core EPS for the fiscal year ended March 31, 2024 was JPY 484 (JPY -75 and -13.4% AER, -15.7% CER).

Fiscal Year Ended March 31, 2023 compared with the Fiscal Year Ended March 31, 2022

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2022	2023	Amount of Change	% Change	% Change
Core revenue	¥3,420.5	¥4,027.5	¥606.9	17.7%	3.5%
Core operating profit	955.2	1,188.4	233.2	24.4%	9.1%
Core net profit for the year	663.8	866.4	202.6	30.5%	13.1%
Core EPS (yen)	425	558	134	31.5%	13.9%
Core Revenue.
Core Revenue for the fiscal year ended March 31, 2023 was JPY 4,027.5 billion (JPY +606.9 billion and +17.7% AER, +3.5% CER). Core revenue for the fiscal year ended March 31, 2022 was JPY 3,420.5 billion. Business momentum was led by Takeda’s Growth and Launch Products* which totaled JPY 1,594.8 billion (JPY +435.8 billion and +37.6% AER, +18.8% CER).
*    Takeda’s Growth and Launch Products in the fiscal year ended March 31, 2023
    GI: ENTYVIO, ALOFISEL
    Rare Diseases: TAKHZYRO, LIVTENCITY
    PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology: ALUNBRIG, EXKIVITY
Other: SPIKEVAX Intramuscular Injection, NUVAXOVID Intramuscular Injection, QDENGA
Core Operating Profit.
Core Operating Profit for the fiscal year ended March 31, 2023 was JPY 1,188.4 billion (JPY +233.2 billion and +24.4% AER, +9.1% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2022	2023	Amount of Change	% Change	% Change
Core revenue	¥3,420.5	¥4,027.5	¥606.9	17.7%	3.5%
Core cost of sales	(1,060.6)	(1,208.4)	(147.8)	13.9%	1.4%
Core selling, general and administrative (SG&A) expenses	(880.2)	(997.3)	(117.1)	13.3%	(0.2)%
Core research and development (R&D) expenses	(524.5)	(633.4)	(108.9)	20.8%	3.8%
Core operating profit	¥955.2	¥1,188.4	¥233.2	24.4%	9.1%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales.
Core Cost of Sales was JPY 1,208.4 billion (JPY +147.8 billion and +13.9% AER, +1.4% CER). The increase was mainly due to the depreciation of Japanese yen as compared to the fiscal year ended March 31, 2022.
Core Selling, General and Administrative (SG&A) Expenses.
Core SG&A expenses were JPY 997.3 billion (JPY +117.1 billion and +13.3% AER, -0.2% CER). The increase was mainly due to the depreciation of Japanese yen as compared to the fiscal year ended March 31, 2022.
Core Research and Development (R&D) Expenses.
Core R&D expenses were JPY 633.4 billion (JPY +108.9 billion and +20.8% AER, +3.8% CER). The increase was mainly due to the depreciation of Japanese yen as compared to the fiscal year ended March 31, 2022.
Core Net Profit for the Year.
Core Net Profit for the Year was JPY 866.4 billion (JPY +202.6 billion and +30.5% AER, +13.1% CER) and is calculated from Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2022	2023	Amount of Change	% Change	% Change
Core operating profit	¥955.2	¥1,188.4	¥233.2	24.4%	9.1%
Core finance income and (expenses), net	(121.9)	(126.6)	(4.7)	3.9%	(5.6)%
Core share of profit of investments accounted for using the equity method	3.7	0.2	(3.5)	(95.1)%	(85.8)%
Core profit before tax	837.0	1,062.0	224.9	26.9%	10.9%
Core income tax expenses	(173.2)	(195.6)	(22.4)	12.9%	2.4%
Core net profit for the year	¥663.8	¥866.4	¥202.6	30.5%	13.1%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses.
Core Net Finance Expenses were JPY 126.6 billion (JPY +4.7 billion and +3.9% AER, -5.6% CER).
Core Share of Profit of Investments Accounted for Using the Equity Method.
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 0.2 billion (JPY -3.5 billion and -95.1% AER, -85.8% CER).
Core Profit Before Tax.
Core Profit Before Tax was JPY 1,062.0 billion (JPY +224.9 billion and +26.9% AER, +10.9% CER).
Core Income Tax Expenses.

Core Income Tax Expenses were JPY 195.6 billion (JPY +22.4 billion and +12.9% AER, +2.4% CER). The increase was mainly due to higher core pretax earnings.
Core EPS.
Core EPS for the fiscal year ended March 31, 2023 was JPY 558 (JPY +134 and +31.5% AER, +13.9% CER).

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
Our capital expenditures for tangible assets consist primarily of enhancing and streamlining our production facilities, replacing fully depreciated items, and promoting efficiency of our operations. Our capital expenditures for intangible assets represent mainly milestone payments related to licensed products, where such assets have been acquired from third-party partners, as well as software development expenditures. Our capital expenditures, which consist of additions to property, plant and equipment and intangible assets recorded on our consolidated statements of financial position, were JPY 239.9 billion, JPY 898.7 billion and JPY 496.7 billion for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. As of March 31, 2024, we had contractual commitments for the acquisition of property, plant and equipment of JPY 31.1 billion. In addition, we had certain contractual agreements related to the acquisition of intangible assets as of March 31, 2024. See Note 32 to our consolidated financial statements for a description of our milestone payments of intangible assets. As part of our capital management, we periodically assess our level of capital expenditures in light of capital needs, market and other conditions and other relevant factors.
Our dividend payments for the fiscal years ended March 31, 2022, 2023 and 2024 were JPY 284.2 billion, JPY 280.8 billion and JPY 288.5 billion, respectively. Takeda returned capital to shareholders using dividends at an annual level of JPY 188 per share, consisting of interim and fiscal year-end dividends of JPY 94 per share for the fiscal year ended March 31, 2024. It is our intention to return capital to shareholders using dividends at an annual level of JPY 196 per share in the fiscal year ending March 31, 2025, consisting of interim and fiscal year-end dividends of JPY 98 per share. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-Dividends” for a description of our dividend policy.
We are required to make interest and principal payments on our outstanding borrowings. As of March 31, 2024, we had JPY 113.0 billion of interest due within one year and JPY 867.2 billion of principal payments on our borrowings due within one year. See “Borrowings and Financial Obligations.”
Our primary sources of liquidity include cash and cash equivalents on hand, short-term commercial paper, committed borrowing lines from financial institutions and long-term debt financing that includes bonds from the global capital markets. Additionally, we had access to short-term uncommitted borrowing lines of JPY 150.0 billion and USD 750 million from financial institutions as of March 31, 2023 and 2024, respectively.
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
As of March 31, 2024, we held JPY 457.8 billion in cash and cash equivalents on hand, of which JPY 107.8 billion was cash temporarily held on behalf of third parties related to vaccine operations and a trade receivables sales program. In addition, Takeda had access to JPY 700.0 billion in an undrawn bank commitment line. We believe that working capital is sufficient for our current business requirements. Furthermore, we continually seek to ensure that our level of liquidity and access to capital market funding continues to be maintained to successfully support our business operations.

Consolidated Cash Flows
The following table shows information about our consolidated cash flows during the fiscal years ended March 31, 2022, 2023 and 2024:

	For the fiscal year ended March 31,
	2022	2023	2024
	(billions of yen)
Net cash from operating activities	¥1,123.1	¥977.2	¥716.3
Net cash used in investing activities	(198.1)	(607.1)	(463.9)
Net cash used in financing activities	(1,070.3)	(709.1)	(354.4)
Net decrease in cash and cash equivalents	¥(145.3)	¥(339.1)	¥(101.9)
Cash and cash equivalents at the beginning of the year	966.2	849.7	533.5
Effects of exchange rate changes on cash and cash equivalents	28.8	22.9	26.2
Cash and cash equivalents at the end of the year	¥849.7	¥533.5	¥457.8

Fiscal Year Ended March 31, 2024 compared with the Fiscal Year Ended March 31, 2023
Net cash from operating activities. Net cash from operating activities for the fiscal year ended March 31, 2024 was JPY 716.3 billion (JPY -260.8 billion). The decrease was due to unfavorable impacts from Changes in Assets and Liabilities, mainly driven by changes in Provision, and unfavorable impacts from a lower net profit for the year adjusted for non-cash items and other adjustments, which was partially offset by Other, Net.
Net cash used in investing activities. Net cash used in investing activities for the fiscal year ended March 31, 2024 was JPY 463.9 billion (JPY -143.2 billion). The decrease was mainly due to a decrease in Acquisition of Intangible Assets (JPY -187.7 billion)*1.
*1 USD 3.0 billion was paid to Nimbus for the acquisition of TAK-279 in the fiscal year ended March 31, 2023 while USD 1.0 billion and USD 0.4 billion were paid to Nimbus for the acquisition of TAK-279 and to HUTCHMED for the exclusive license agreement for FRUZAQLA, respectively, in the fiscal year ended March 31, 2024.
Net cash used in financing activities. Net cash used in financing activities for the fiscal year ended March 31, 2024 was JPY 354.4 billion (JPY -354.7 billion). The decrease was mainly due to a net increase of JPY 237.0 billion in commercial paper drawings, a net decrease of JPY 60.9 billion in redemption of bonds, and the settlement of cross currency interest rate swaps related to bonds in the fiscal year ended March 31, 2024.
Fiscal Year Ended March 31, 2023 compared with the Fiscal Year Ended March 31, 2022
Net cash from operating activities. Net cash from operating activities was JPY 977.2 billion for the fiscal year ended March 31, 2023 compared to JPY 1,123.1 billion for the fiscal year ended March 31, 2022. The decrease of JPY 145.9 billion was primarily driven by an unfavorable impact from net of changes in assets and liabilities related to the operating activities, mainly due to a change in trade and other payables and increased income taxes paid. These were partially offset by higher net profit for the year adjusted for non-cash items and other adjustments.
Net cash used in investing activities. Net cash used in investing activities was JPY 607.1 billion for the fiscal year ended March 31, 2023 compared to JPY 198.1 billion for the fiscal year ended March 31, 2022. The increase of JPY 409.0 billion was mainly due to an increase of JPY 430.2 billion in acquisition of intangible assets primarily resulting from the acquisition of Nimbus Lakshmi Inc.*2 for the fiscal year ended March 31, 2023, partially offset by a decrease of JPY 49.7 billion in acquisition of business (net of cash and cash equivalents acquired).
*2 Of the USD 4.0 billion upfront payment, USD 3.0 billion was paid in February 2023 and USD 0.9 billion was paid in April 2023. Remaining USD 0.1 billion was paid in August 2023.
Net cash used in financing activities. Net cash used in financing activities was JPY 709.1 billion for the fiscal year ended March 31, 2023 compared to JPY 1,070.3 billion for the fiscal year ended March 31, 2022. The decrease of JPY 361.1 billion was mainly due to a decrease in repayments of bonds and long-term loans, net of proceeds from issuance of bonds and long-term loans upon refinancing, of JPY 279.1 billion, as well as an increase in commercial paper drawings of JPY 40.0 billion. In addition, there was a decrease in purchase of treasury shares of JPY 50.6 billion resulting from the higher share buybacks conducted in the fiscal year ended March 31, 2022 compared to the fiscal year ended March 31, 2023.

Supplemental Discussion: Free Cash Flow and Adjusted Free Cash Flow (Non-IFRS Measures)
Free cash flow and Adjusted Free Cash Flow are non-IFRS measures, see “—Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda—Free Cash Flow and Adjusted Free Cash Flow” for further information. The most directly comparable measures under IFRS for Free Cash Flow and Adjusted Free Cash Flow is Net Cash from Operating Activities.

	For the Year Ended March 31
	2022	2023	2024
	(billions of yen)
Net cash from operating activities (IFRS)	¥1,123.1	¥977.2	¥716.3
Free cash flow (non-IFRS)	999.9	836.5	540.9
Adjusted free cash flow (non-IFRS)	894.0	446.2	283.4

Fiscal Year Ended March 31, 2024 compared with the Fiscal Year Ended March 31, 2023
Adjusted Free Cash Flow for the fiscal year ended March 31, 2024 was JPY 283.4 billion (JPY -162.8 billion). The decrease was mainly driven by lower Net Cash from Operating Activities after adjustment to the change in cash balance that is temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program. These decreases were partially offset by a decrease in Acquisition of Intangible Assets.
Fiscal Year Ended March 31, 2023 compared with the Fiscal Year Ended March 31, 2022
Adjusted Free Cash Flow for the fiscal year ended March 31, 2023 was JPY 446.2 billion (JPY -497.5 billion). The decrease was mainly driven by a payment to Nimbus for the acquisition of TAK-279 and lower Net Cash from Operating Activities after adjustment to the change in cash balance that is temporary held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program.

Borrowings and Financial Obligations
Our total bonds and loans were JPY 4,382.3 billion and JPY 4,843.8 billion as of March 31, 2023 and 2024, respectively. These borrowings include unsecured bonds and senior notes issued by Takeda, bilateral and syndicated loans entered into by the Company, borrowings incurred to fund a portion of the Shire Acquisition, debt assumed in connection with the Shire Acquisition and debt refinanced and are included in our consolidated statements of financial position. Our borrowings are mainly incurred in connection with acquisitions and therefore are not exposed to seasonality.
On April 26, 2023, Takeda repaid JPY 100.0 billion in Syndicated Loans falling due and on the same day entered into new Syndicated Loans of JPY 100.0 billion maturing on April 26, 2030. Following this, Takeda redeemed USD 1,000 million of unsecured senior notes issued in September 2016 on their maturity date of September 23, 2023. Furthermore, Takeda redeemed USD 500 million of unsecured senior notes issued in November 2018 on their maturity date of November 26, 2023. Takeda had short term commercial paper drawings outstanding of JPY 317.0 billion as of March 31, 2024.
As of March 31, 2024, we had certain outstanding borrowings that contained financial covenants. A key financial covenant requires Takeda’s ratio of consolidated Adjusted Net Debt to Adjusted EBITDA, as defined in the loan agreements, for the previous twelve-month period to not surpass certain levels as of March 31 and September 30 of each year. Takeda was in compliance with all financial covenants as of March 31, 2024 in a similar manner to the prior year ended March 31, 2023. There are no restrictions on the ability to draw from the JPY 700.0 billion commitment line that was put in place in 2019 and matures at the end of September 2026.
We currently have a Japanese unsecured commercial paper program in place to facilitate short-term liquidity management. The total amount drawn on the commercial paper program was JPY 40.0 billion as of March 31, 2023 and JPY 317.0 billion as of March 31, 2024. We further have access to short-term uncommitted lines of JPY 150.0 billion and USD 750 million which were undrawn as of March 31, 2023 and 2024, respectively.
    For further description of our borrowings, see Note 20 to our audited consolidated financial statements.
Credit Ratings
Our credit ratings, which reflect each rating agency’s opinion of our financial strength, operating performance and ability to meet our obligations, as of the date of this annual report are as follows:

Rating Agency	Category	Rating	Outlook	Rating Structure
S&P Global Ratings	Issuer credit rating/foreign currency long-term and local currency long-term	BBB+	Stable	Fourth highest of 11 rating categories and first within the category based on modifiers (e.g. BBB+, BBB and BBB- are within the same category).
	Issuer credit rating (short-term)	A-2		Second highest of six rating categories

Moody’s	Long-term issuer rating and Long-term senior unsecured rating	Baa1	Stable	Fourth highest of nine rating categories and first within the category based on modifiers (e.g. Baa1, Baa2 and Baa3 are within the same category).

The ratings are not a recommendation to buy, sell or hold securities. The ratings are subject to revision or withdrawal at any time by the assigning rating agency. Each of the financial strength ratings should be evaluated independently.

Material Cash Requirements from Contractual and Other Obligations
Material Contractual Obligations
The following table summarizes our contractual obligations as of March 31, 2024:

	Total contractual amount(1)	Within one year	Between one and three years	Between three and five years	More than five years
	(billions of yen)
Bonds and loans: (2) (3)
Bonds (4)	¥5,090.6	¥913.3	¥981.3	¥512.1	¥2,683.9
Loans	805.8	67.0	214.1	423.8	101.0
Purchase obligations for property, plant and equipment	31.1	31.1	—	—	—
Repayment of lease liabilities	900.8	66.2	116.8	104.7	613.1
Contributions to defined benefit plans (5)	19.2	19.2	—	—	—
Total (6) (7)	¥6,847.5	¥1,096.8	¥1,312.2	¥1,040.6	¥3,398.0
___________
Notes:
(1)    Obligations denominated in currencies other than Japanese yen have been translated into Japanese yen using the exchange rates as of March 31, 2024 and may fluctuate due to changes in exchange rates.
(2)    Repayment obligations may be accelerated if we breach the relevant covenants under the relevant instruments.
(3)    Includes interest payment obligations.
(4)    The contractual amount of bonds in “Within one year” includes a JPY 500.0 billion principal amount of hybrid subordinated bonds (“Hybrid Bonds”) as Takeda expects to make an early repayment of all of the principal of the Hybrid Bonds on the bond call date of October 6, 2024. For details of the principal and interest rate associated with the Hybrid Bond, see Note 20 to our audited consolidated financial statements.
(5)    Pension and post-retirement contributions cannot be determined beyond the fiscal year ending March 31, 2025 because the timing of funding is uncertain and dependent on future movements in interest rates and investment returns, changes in laws and regulations and other variables.
(6)    Does not include contractual obligations whose timing we are unable to estimate, including defined benefit obligations, litigation reserves and long-term income tax liabilities and does not include liabilities recorded at fair value as amounts will fluctuate based on any changes in fair value including derivative liabilities and financial liabilities associated with contingent consideration arrangements. The carrying amounts of derivative liabilities and financial liabilities associated with contingent consideration arrangements as of March 31, 2024 were JPY 25.1 billion and JPY 7.8 billion, respectively. Milestone payments that are dependent on the occurrence of certain future events are not included.
(7)    Does not include purchase orders entered into for purchases made in the normal course of business.

Off-Balance sheet Arrangements
Milestone Payments
Under the terms of our collaborations with third parties for the development of new products, we may be required to make payments for the achievement of certain milestones related to the development of pipeline products and the launch and subsequent marketing of new products. As of March 31, 2024, the contractual amount of potential milestone payments totaled JPY 1,331.4 billion, in each case excluding potential commercial milestone payments. See Note 13 and 32 to our audited consolidated financial statements for further details.

Supplemental Discussion of Financial Leverage (Adjusted Net Debt to Adjusted EBITDA Ratio) (Non-IFRS Measure)
Particularly following the acquisition of Shire, investors, analysts and ratings agencies have closely monitored Takeda’s financial leverage, as represented by the ratio of its Adjusted Net Debt to Adjusted EBITDA. Adjusted Net Debt, Adjusted EBITDA and the ratio thereof are all non-IFRS measures. See “—Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda” for more information, including reconciliations of bonds and loans to Adjusted Net Debt, and of Net Profit for the year to EBITDA and Adjusted EBITDA, in each case, to the most directly comparable measures presented in accordance with IFRS. Takeda’s ratio of Adjusted Net Debt to Adjusted EBITDA, and the ratio of each of the most directly comparable measures to Adjusted Net Debt and Adjusted EBITDA presented in accordance with IFRS as of the dates shown was as follows:

	For the Year Ended March 31,
	2023		2024
	(billions of yen, except for ratios)
IFRS:
Bonds and loans	¥(4,382.3)		¥(4,843.8)
Net profit for the year	317.0		144.2
Ratio of bonds and loans to net profit for the year	13.8	x	33.6	x
Non-IFRS:
Adjusted net debt	¥(3,716.1)		¥(4,091.3)
Adjusted EBITDA	1,421.8		1,319.9
Adjusted net debt to adjusted EBITDA ratio	2.6	x	3.1	x

Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda
In addition to its results presented in accordance with IFRS, Takeda presents certain “Non-IFRS” financial measures on a supplemental basis. These financial measures include Constant Exchange Rate (“CER”) change, Core Financial Measures, Net Debt, Adjusted Net Debt, EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Free Cash Flow.
Takeda’s management evaluates its results of operations and financial condition and makes operating and investment decisions using both IFRS measures and the non-IFRS measures presented herein. Accordingly, Takeda presents both types of measures to provide investors with additional information to analyze Takeda’s results of operations and financial condition and understand how Takeda’s management assesses the same. Takeda’s non-IFRS measures exclude or adjust the calculation of certain income, cost, cash flow or statement of financial position items which are included in the most closely comparable measures presented in accordance with IFRS. These measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which Takeda sometimes refer to as “reported” measures). Takeda strongly encourages investors to review its historical financial statements in their entirety and to use the measures presented in accordance with IFRS as the primary means of evaluating its performance. Moreover, Takeda encourages investors to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures. Takeda also encourages investors to review the discussions of these non-IFRS financial measures—particularly the limitations on their usefulness—and to understand how such measures differ from similarly titled measures that may be presented by other companies in the pharmaceutical industry or in general.

Core Financial Measures
Takeda’s Core Financial Measures, particularly Core Revenue, Core Operating Profit, Core Net Profit for the Year and Core EPS, exclude revenue from divestments, amortization and impairment losses on intangible assets and other impacts unrelated to the underlying trends and business performance of Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core Revenue represents revenue adjusted to exclude significant revenue items unrelated to the underlying trends and business performance of Takeda’s core operations. Core Operating Profit represents operating profit adjusted to exclude other operating expenses and income, amortization and impairment losses on acquired intangible assets and non-cash items or items unrelated to the underlying trends and business performance of Takeda’s core operations. Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to the underlying trends and business performance of Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.
Takeda presents its Core Financial Measures because Takeda believes that these measures are useful to understanding its business without the effect of items that Takeda considers to be unrelated to the underlying trends and business performance of its core operations, including items (i) which may vary significantly from year-to-year or may not occur in each year, or (ii) whose recognition Takeda believes is largely uncorrelated to trends in the underlying performance of our core business. Takeda believes that similar measures are frequently used by other companies in its industry, and that providing these measures helps investors evaluate Takeda’s performance against not only its performance in prior years but on a similar basis as its competitors. Takeda also presents Core Financial Measures because these measures are used by Takeda for budgetary planning and compensation purposes (i.e., certain targets for the purposes of Takeda’s Short-Term Incentive and Long-Term Incentive compensation programs, including incentive compensation of the CEO and CFO, are set in relation to the results of Takeda’s Core Financial Measures. See “Item 6. Directors, Senior Management and Employees—B. Compensation”).
The usefulness of Core Financial Measures to investors has significant limitations including, but not limited to, (i) they are not necessarily identical to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) they exclude financial information and events, such as the effects of non-cash expenses such as dispositions or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future (however, it is Takeda’s policy not to adjust out normal, recurring cash operating expenses necessary to operate our business) and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or exclude all items which investors may not consider to be so.
The following tables reconcile, for each of the periods shown, Takeda’s Core Financial Measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, namely: (i) Core Revenue to Revenue as presented under IFRS; (ii) Core Operating Profit to Operating Profit as presented under IFRS and (iii) Core Net Profit for the Year to Net Profit for the Year as presented under IFRS.
Adjustments to Revenue and Operating Profit to calculate Core Revenue and Core Operating Profit:

	For the Year Ended March 31, 2024
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets(1)	Other operating income/expenses(2)	Others	Core Financial Measures (non-IFRS)
	(billions of yen)
Revenue	¥4,263.8	¥—	¥—	¥—	¥—	¥4,263.8
Cost of sales	(1,426.7)	—	—	—	0.4	(1,426.3)
Selling, general and administrative expenses	(1,053.8)	—	—	—	0.9	(1,053.0)
Research and development expenses	(729.9)	—	—	—	0.3	(729.6)
Amortization of intangible assets	(521.5)	521.5	—	—	—	—
Impairment of intangible assets	(130.6)	—	130.6	—	—	—
Other operating income (expenses)	(187.1)	—	—	187.1	—	—
Operating profit	¥214.1	¥521.5	¥130.6	¥187.1	¥1.5	¥1,054.9
___________
Notes:
(1) Intangible assets include IPR&D.
(2)    Other operating income/expenses include changes in fair value of financial assets and liabilities associated with contingent consideration arrangements, gains/losses on sales of property, plant and equipment and investment property, gain on divestment of business and subsidiaries, donations and contributions, rental income and lease expense for sublease, restructuring expenses, valuation reserves for pre-launch inventories, impairment of assets held for sale, legal provisions and write-offs of option assets.

	For the Year Ended March 31, 2023
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets(1)	Other operating income/expenses(2)	Others(3)	Core Financial Measures (non-IFRS)
	(billions of yen)
Revenue	¥4,027.5	¥—	¥—	¥—	¥—	¥4,027.5
Cost of sales	(1,244.1)	—	—	—	35.7	(1,208.4)
Selling, general and administrative expenses	(997.3)	—	—	—	(0.0)	(997.3)
Research and development expenses	(633.3)	—	—	—	(0.0)	(633.4)
Amortization of intangible assets	(485.1)	485.1	—	—	—	—
Impairment of intangible assets	(57.3)	—	57.3	—	—	—
Other operating income (expenses)	(119.8)	—	—	119.8	—	—
Operating profit	¥490.5	¥485.1	¥57.3	¥119.8	¥35.6	¥1,188.4
___________
Notes:
(1)    Intangible assets include IPR&D.
(2)    Other operating income/expenses include changes in fair value of financial assets and liabilities associated with contingent consideration arrangements, gains/losses on sales of property, plant and equipment and investment property, change in estimate of liabilities related to SHP647, donations and contributions, rental income and lease expense for sublease, restructuring expenses, valuation reserves for pre-launch inventories, impairment of assets held for sale, legal provisions and write-offs of option assets.
(3)    Others: cost of sales includes expenses related to the COVID-19 pandemic and the unwinding of acquisition accounting adjustments (i.e., step up) in value of inventory and PP&E related to the Shire acquisition completed in the fiscal year ended March 31, 2019.

	For the Year Ended March 31, 2022
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets(1)	Other operating income/expenses(2)	Others(3)	Core Financial Measures (non-IFRS)
	(billions of yen)
Revenue	¥3,569.0	¥—	¥—	¥—	¥(148.5)	¥3,420.5
Cost of sales	(1,106.8)	—	—	—	46.2	(1,060.6)
Selling, general and administrative expenses	(886.4)	—	—	—	6.1	(880.2)
Research and development expenses	(526.1)	—	—	—	1.6	(524.5)
Amortization of intangible assets	(418.8)	418.8	—	—	—	—
Impairment of intangible assets	(54.1)	—	54.1	—	—	—
Other operating income (expenses)	(116.0)	—	—	116.0	—	—
Operating profit	¥460.8	¥418.8	¥54.1	¥116.0	¥(94.5)	¥955.2
___________
Notes:
(1)    Intangible assets include IPR&D.
(2)    Other operating income/expenses include changes in fair value of financial assets and liabilities associated with contingent consideration arrangements, gains/losses on sales of property, plant and equipment and investment property, gain on divestment of business and subsidiaries, donations and contributions, rental income and lease expense for sublease, restructuring expenses, valuation reserves for pre-launch inventories, impairment of assets held for sale, legal provisions and write-offs of option assets, and an accounting adjustment related to a divested business.
(3)    Others: revenue includes one-time revenue of JPY 133.0 billion related to sale of selected non-core products in Japan to Teijin Pharma Limited in April 2021 and sale of some other non-core products; cost of sales, selling, general and administrative expenses and research and development expenses include expenses related to the COVID-19 pandemic and the unwinding of acquisition accounting adjustments (i.e., step up) in value of inventory and PP&E related to the Shire acquisition completed in the fiscal year ended March 31, 2019.

Adjustments to Net Profit for the Year to calculate Core Net Profit for the Year:

	For the Year Ended March 31, 2024
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses	Others(1)	Core Financial Measures (non-IFRS)
	(billions of yen, except for percentages)
Operating profit	¥214.1	¥521.5	¥130.6	¥187.1	¥1.5	¥1,054.9
Operating margin	5.0%	—	—	—	—	24.7%
Finance income (expenses), net	(167.8)	—	—	—	25.8	(142.0)
Share of profit (loss) of investments accounted for using the equity method	6.5	—	—	—	(0.5)	5.9
Profit before tax	52.8	521.5	130.6	187.1	26.8	918.8
Income tax (expenses) benefit(2)	91.4	(108.7)	(28.6)	(43.1)	(73.0)	(161.9)
Net profit for the year	¥144.2	¥412.8	¥102.0	¥144.1	¥(46.2)	¥756.9
___________
Notes:
(1)    Others: finance income (expenses), net includes the loss on non-monetary items for subsidiaries in hyperinflationary economies and for which, IAS29, Financial Reporting in Hyperinflationary Economies, is applied, and finance income and expense related to non-core transactions; share of profit (loss) of investments accounted for using the equity method includes gains and losses associated with divestments and liquidations, and other fair value adjustments.
(2)    Taxes on the adjustments between IFRS Accounting Standards and core results, take into account the statutory tax rate applicable to the item based upon the jurisdiction where the adjustment is recorded. Total income tax expense on core profit before tax adjustments (JPY 866.0 billion) was JPY 253.3 billion, resulting in an average tax rate of 29.2% on core adjustments.

	For the Year Ended March 31, 2023
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses	Others(1)	Core Financial Measures (non-IFRS)
	(billions of yen, except for percentages)
Operating profit	¥490.5	¥485.1	¥57.3	¥119.8	¥35.6	¥1,188.4
Operating margin	12.2%	—	—	—	—	29.5%
Finance income (expenses), net	(106.8)	—	—	—	(19.8)	(126.6)
Share of profit (loss) of investments accounted for using the equity method	(8.6)	—	—	—	8.8	0.2
Profit before tax	375.1	485.1	57.3	119.8	24.6	1,062.0
Income tax (expenses) benefit(2)	(58.1)	(103.5)	(12.5)	(25.5)	3.9	(195.6)
Net profit for the year	¥317.0	¥381.6	¥44.9	¥94.4	¥28.5	¥866.4
___________
Notes:
(1)    Others: finance income (expenses), net includes the loss on non-monetary items for subsidiaries in hyperinflationary economies and for which, IAS29, Financial Reporting in Hyperinflationary Economies, is applied, and finance income and expense related to non-core transactions; share of profit (loss) of investments accounted for using the equity method includes gains and losses associated with divestments and liquidations, and other fair value adjustments.
(2)    Taxes on the adjustments between IFRS Accounting Standards and core results, take into account the statutory tax rate applicable to the item based upon the jurisdiction where the adjustment is recorded. Total income tax expense on core profit before tax adjustments (JPY 686.8 billion) was JPY 137.6 billion, resulting in an average tax rate of 20.0% on core adjustments.

	For the Year Ended March 31, 2022
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses	Others(1)	Core Financial Measures (non-IFRS)
	(billions of yen, except for percentages)
Operating profit	¥460.8	¥418.8	¥54.1	¥116.0	¥(94.5)	¥955.2
Operating margin	12.9%	—	—	—	—	27.9%
Finance income (expenses), net	(142.9)	—	—	—	21.0	(121.9)
Share of profit (loss) of investments accounted for using the equity method	(15.4)	—	—	—	19.1	3.7
Profit before tax	302.6	418.8	54.1	116.0	(54.4)	837.0
Income tax (expenses) benefit(2)	(72.4)	(89.7)	(15.2)	(25.7)	29.8	(173.2)
Net profit for the year	¥230.2	¥329.1	¥38.9	¥90.3	¥(24.6)	¥663.8
___________
Notes:
(1)    Others: finance income (expenses), net includes financial gain and expenses associated with non-core investments and premiums for early redemption of bonds and loans; share of profit (loss) of investments accounted for using the equity method includes gains and losses associated with divestments and liquidations, and other fair value adjustments.
(2)    Taxes on the adjustments between IFRS Accounting Standards and core results, take into account the statutory tax rate applicable to the item based upon the jurisdiction where the adjustment is recorded. Total income tax expense on core profit before tax adjustments (JPY 534.5 billion) was JPY 100.8 billion, resulting in an average tax rate of 18.9% on core adjustments.

Constant Exchange Rate (“CER”) Change
CER, or “constant exchange rate” change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating financial results in accordance with IFRS or core (non-IFRS) financial measures for the current period using corresponding exchange rates in the same period of the previous fiscal year.
Takeda presents CER change because we believe that this measure is useful to investors to better understand the effect of exchange rates on our business, and to understand how our results of operations might have changed from year to year without the effect of fluctuations in exchange rates. These are the primary ways in which our management uses these measures to evaluate our results of operations. We also believe that this is a useful measure for investors as similar performance measures are frequently used by securities analysts, investors and other interested parties in the evaluation of the results of operations of other companies in our industry (many of whom similarly present measures that adjust for the effect of exchange rates).
The usefulness of this presentation has significant limitations including, but not limited to, that while CER change is calculated using the same exchange rates used to calculate financial results as presented under IFRS for the previous fiscal year, this does not necessarily mean that the transactions entered into during the relevant fiscal year could have been entered into or would have been recorded at the same exchange rates. Moreover, other companies in our industry using similarly titled measures may define and calculate those measures differently than we do, and therefore such measures may not be directly comparable. Accordingly, CER change at constant exchange rates should not be considered in isolation and is not, and should be viewed as, a substitute for change in financial results as prepared and presented in accordance with IFRS.

The following tables show our results of operations, including the year-over-year percentages changes thereto, in each case as calculated and presented in accordance with IFRS, and reconcile the CER percentage changes for each line item to such presentation.
CER Change (IFRS):

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER(1)
	2023	2024	Amount of Change	% Change	% Change
Revenue	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
Cost of sales	(1,244.1)	(1,426.7)	(182.6)	14.7%	9.8%
Selling, general and administrative expenses	(997.3)	(1,053.8)	(56.5)	5.7%	0.9%
Research and development expenses	(633.3)	(729.9)	(96.6)	15.3%	8.4%
Amortization and impairment losses on intangible assets associated with products	(542.4)	(652.1)	(109.7)	20.2%	12.2%
Other operating income	25.4	19.4	(6.0)	(23.8)%	(26.3)%
Other operating expenses	(145.2)	(206.5)	(61.3)	42.2%	34.5%
Operating profit	490.5	214.1	(276.4)	(56.4)%	(50.3)%
Finance income (expenses), net	(106.8)	(167.8)	(61.0)	57.1%	78.3%
Share of profit (loss) of investments accounted for using the equity method	(8.6)	6.5	15.1	―	―
Profit before tax	375.1	52.8	(322.3)	(85.9)%	(84.1)%
Income tax (expenses) benefit	(58.1)	91.4	149.5	―	―
Net profit for the year	¥317.0	¥144.2	¥(172.8)	(54.5)%	(57.0)%
___________
Note:
(1)    Starting from the quarter ending June 30, 2024, we will cease adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflationary Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29. Had the methodology been used for FY2023 Reported Results with CER % change, CER changes for revenue, operating profit and net profit would have been (0.3)%, (56.8)% and (55.7)%, respectively.

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2022	2023	Amount of Change	% Change	% Change
Revenue	¥3,569.0	¥4,027.5	¥458.5	12.8%	(0.8)%
Cost of sales	(1,106.8)	(1,244.1)	(137.2)	12.4%	(0.1)%
Selling, general and administrative expenses	(886.4)	(997.3)	(110.9)	12.5%	(0.9)%
Research and development expenses	(526.1)	(633.3)	(107.2)	20.4%	3.5%
Amortization and impairment losses on intangible assets associated with products	(472.9)	(542.4)	(69.5)	14.7%	(3.2)%
Other operating income	43.1	25.4	(17.7)	(41.0)%	(44.2)%
Other operating expenses	(159.1)	(145.2)	13.8	(8.7)%	(21.1)%
Operating profit	460.8	490.5	29.7	6.4%	(1.8)%
Finance income (expenses), net	(142.9)	(106.8)	36.1	(25.3)%	(28.8)%
Share of loss of investments accounted for using the equity method	(15.4)	(8.6)	6.7	(43.8)%	(50.6)%
Profit before tax	302.6	375.1	72.5	24.0%	13.4%
Income tax (expenses)	(72.4)	(58.1)	14.4	(19.8)%	(18.0)%
Net profit for the year	¥230.2	¥317.0	¥86.9	37.7%	23.3%

CER Change (non-IFRS):

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER(1)
	2023	2024	Amount of Change	% Change	% Change
Core revenue	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
Core cost of sales	(1,208.4)	(1,426.3)	(217.9)	18.0%	13.0%
Core selling, general and administrative expenses	(997.3)	(1,053.0)	(55.6)	5.6%	0.8%
Core research and development expenses	(633.4)	(729.6)	(96.3)	15.2%	8.3%
Core amortization and impairment losses on intangible assets associated with products	—	—	—	―	―
Core other operating income	—	—	—	―	―
Core other operating expenses	—	—	—	―	―
Core operating profit	1,188.4	1,054.9	(133.5)	(11.2)%	(13.3)%
Core finance income (expenses), net	(126.6)	(142.0)	(15.4)	12.2%	13.9%
Core share of profit of investments accounted for using the equity method	0.2	5.9	5.7	―	―
Core profit before tax	1,062.0	918.8	(143.2)	(13.5)%	(16.0)%
Core income tax (expenses)	(195.6)	(161.9)	33.7	(17.2)%	(20.2)%
Core net profit for the year	¥866.4	¥756.9	¥(109.5)	(12.6)%	(15.0)%
___________
Note:
(1)    Starting from the quarter ending June 30, 2024, we will cease adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflationary Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29. Had the methodology been used for FY2023 Core Results with CER % change, CER changes for core revenue, core operating profit and core net profit would have been (0.3)%, (16.0)% and (17.0)%, respectively.

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2022	2023	Amount of Change	% Change	% Change
Core revenue	¥3,420.5	¥4,027.5	¥606.9	17.7%	3.5%
Core cost of sales	(1,060.6)	(1,208.4)	(147.8)	13.9%	1.4%
Core selling, general and administrative expenses	(880.2)	(997.3)	(117.1)	13.3%	(0.2)%
Core research and development expenses	(524.5)	(633.4)	(108.9)	20.8%	3.8%
Core amortization and impairment losses on intangible assets associated with products	—	—	—	―	―
Core other operating income	—	—	—	―	―
Core other operating expenses	—	—	—	―	―
Core operating profit	955.2	1,188.4	233.2	24.4%	9.1%
Core finance income (expenses), net	(121.9)	(126.6)	(4.7)	3.9%	(5.6)%
Core share of profit of investments accounted for using the equity method	3.7	0.2	(3.5)	(95.1)%	(85.8)%
Core profit before tax	837.0	1,062.0	224.9	26.9%	10.9%
Core income tax (expenses)	(173.2)	(195.6)	(22.4)	12.9%	2.4%
Core net profit for the year	¥663.8	¥866.4	¥202.6	30.5%	13.1%

Free Cash Flow and Adjusted Free Cash Flow
Takeda defines Free Cash Flow as cash flows from operating activities less acquisition of property, plant and equipment (“PP&E”). Takeda defines Adjusted Free Cash Flow as cash flows from operating activities, subtracting acquisition of PP&E, intangible assets and investments as well as removing any other cash that is not available to Takeda’s immediate or general business use, and adding proceeds from sales of PP&E, and the net effect of sales (including redemptions where relevant) and acquisition of investments and businesses, net of cash and cash equivalents acquired and divested.
Takeda presents Free Cash Flow and Adjusted Free Cash Flow because Takeda believes that these measures are useful to investors as similar measures of liquidity are frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Adjusted Free Cash Flow is also used by our management to evaluate our liquidity and our cash flows, particularly as they relate to our ability to meet our liquidity requirements and to support our capital allocation policies. Takeda also believes that Free Cash Flow and Adjusted Free Cash Flow are helpful to investors in understanding how our strategic acquisitions and divestitures of businesses contribute to our cash flows and liquidity.
The usefulness of Free Cash Flow and Adjusted Free Cash Flow to investors has significant limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they do not reflect the effect of our current and future contractual and other commitments requiring the use or allocation of capital and (iii) the addition of proceeds from sales and redemption of investments and the proceeds from sales of business, net of cash and cash equivalents acquired and divested do not represent cash received from our core ongoing operations. Free Cash Flow and Adjusted Free Cash Flow should not be considered in isolation and are not, and should not be viewed as, substitutes for cash flows from operating activities or any other measure of liquidity presented in accordance with IFRS. The most directly comparable measure under IFRS for Free Cash Flow and Adjusted Free Cash Flow is net cash from operating activities.
The following table provides a reconciliation from Net Cash from Operating Activities, the most comparable measure presented in accordance with IFRS, to Free Cash Flow and Adjusted Free Cash Flow for the fiscal year ended March 31, 2022, 2023 and 2024:

	For the Year Ended March 31
	2022	2023	2024
	(billions of yen)
Net cash from operating activities (IFRS)	¥1,123.1	¥977.2	¥716.3
Acquisition of PP&E	(123.3)	(140.7)	(175.4)
Free cash flow (non-IFRS)	999.9	836.5	540.9
Adjustment for cash temporarily held by Takeda on behalf of third parties(1)	(32.0)	81.7	18.0
Proceeds from sales of PP&E	1.8	1.0	8.6
Acquisition of intangible assets(2)	(62.8)	(493.0)	(305.3)
Acquisition of investments	(8.3)	(10.2)	(6.8)
Acquisition of business, net of cash and cash equivalents acquired	(49.7)	—	—
Proceeds from sales and redemption of investments	16.9	22.3	8.0
Proceeds from sales of business, net of cash and cash equivalents divested	28.2	8.0	20.0
Adjusted free cash flow (non-IFRS)	¥894.0	¥446.2	¥283.4
___________
Notes:
(1)    Adjustment for cash temporarily held by Takeda on behalf of third parties refers to changes in cash balances that are temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program, which are not available to Takeda’s immediate or general business use.
(2)    Proceeds from sale of intangible assets are separately adjusted as they are recorded within operating cash flows, except certain immaterial transactions.

EBITDA and Adjusted EBITDA
Takeda defines EBITDA as consolidated net profit before income tax expenses, depreciation and amortization and net interest expense. Takeda defines Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating income and expenses (excluding depreciation and amortization), finance income and expenses (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs.
Takeda presents EBITDA and Adjusted EBITDA because Takeda believes that these measures are useful to investors as they are frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Primarily, Adjusted EBITDA is used by Takeda for the purposes of monitoring its financial leverage. See “Item 5.B Liquidity and Capital Resources — Supplemental Discussion of Financial Leverage (Adjusted Net Debt to Adjusted EBITDA Ratio) (Non-IFRS Measure)” and “—Adjusted Net Debt/Adjusted EBITDA Ratio” below. Takeda further believes that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.
The usefulness of EBITDA and Adjusted EBITDA to investors has significant limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) they exclude financial information and events, such as the effects of an acquisition, or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items which investors may consider to be unrelated to Takeda’s long-term operations, such as the results of businesses divested during a period. EBITDA and Adjusted EBITDA should not be considered in isolation and are not, and should not be viewed as, substitutes for operating income, net profit for the year or any other measure of performance presented in accordance with IFRS.
The following table provides a reconciliation from net profit to EBITDA and Adjusted EBITDA for the fiscal years ended March 31, 2023 and 2024:

	For the Year Ended March 31,
	2023	2024
	(billions of yen)
Net profit for the year (IFRS)	¥317.0	¥144.2
Income tax expenses (benefit)	58.1	(91.4)
Depreciation and amortization	664.4	728.0
Interest expense, net	111.5	108.2
EBITDA (non-IFRS)	1,151.0	889.0
Impairment losses	64.4	150.0
Other operating expense (income), net, excluding depreciation and amortization and other miscellaneous non-cash expenses	109.0	162.2
Finance expense (income), net, excluding interest income and expense, net	(4.7)	59.5
Share of loss (profit) on investments accounted for under the equity method	8.6	(6.5)
Other adjustments(1)	93.5	65.6
Adjusted EBITDA (non-IFRS)	¥1,421.8	¥1,319.9
___________
Note:
(1)    Other adjustments include expenses related to the COVID-19 pandemic, the impact on profit related to the “step up” in value of inventory related to the Shire acquisition and adjustments for EBITDA from divested products which are removed as part of Adjusted EBITDA.

Adjusted Net Debt/Adjusted EBITDA Ratio
Takeda defines Net Debt as the book value of bonds and loans adjusted only for cash and cash equivalents, and Adjusted Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of prior 12-month average exchange rates for non-JPY debt outstanding at the beginning of the period and the use of relevant spot rates for new non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period, which reflects the methodology our management uses to monitor our leverage, and (ii) the 50% “equity credit” applied to Takeda’s “hybrid” subordinated indebtedness by S&P Global Rating Japan in recognition of the equity-like features of those instruments pursuant to such agency’s ratings methodology. To calculate Adjusted Net Debt, Takeda deducts from this figure cash and cash equivalents, excluding cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
Takeda presents Net Debt and Adjusted Net Debt because Takeda believes that these measures are useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents, and, in conjunction with Adjusted EBITDA, to monitor our financial leverage (for the avoidance of doubt, Adjusted Net Debt and the ratio of Adjusted Net Debt to Adjusted EBITDA are not intended to be indicators of Takeda’s liquidity). Takeda also believes that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Particularly following the acquisition of Shire, investors, analysts and, in particular, ratings agencies, have closely monitored Takeda’s leverage, as represented by the ratio of its Adjusted Net Debt to Adjusted EBITDA. In light of the weight given by ratings agencies in particular to this ratio, Takeda believes that such information is useful to investors to help understand not only Takeda’s financial leverage, but also how ratings agencies evaluate the level of financial leverage in evaluating Takeda’s quality of credit. Accordingly, as described below, Takeda includes an adjustment to its Adjusted Net Debt to reflect the “equity treatment” afforded to certain of its subordinated indebtedness by ratings agencies (such indebtedness does not qualify for treatment as equity under IFRS).
The usefulness of Adjusted Net Debt to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) it does not reflect the amounts of interest payments to be paid on Takeda’s indebtedness, (iii) it does not reflect any restrictions on Takeda’s ability to prepay or redeem any of our indebtedness, (iv) it does not reflect any fees, costs or other expenses that Takeda may incur in converting cash equivalents to cash, in converting cash from one currency into another or in moving cash within our consolidated group, (v) it applies to gross debt an adjustment for average foreign exchange rates which, although consistent with Takeda’s financing agreements, does not reflect the actual rates at which Takeda would be able to convert one currency into another and (vi) it reflects an equity credit despite the fact that Takeda’s subordinated bonds are not eligible for equity treatment under IFRS, although Takeda believes this adjustment to be reasonable and useful to investors. Adjusted Net Debt should not be considered in isolation and is not, and should not be viewed as, a substitute for bonds and loans or any other measure of indebtedness presented in accordance with IFRS.
Takeda’s ratio of Adjusted Net Debt to Adjusted EBITDA as of the dates shown was as follows.

	For the Year Ended March 31,
	2023		2024
	(billions of yen, except for ratios)
Adjusted net debt	¥(3,716.1)		¥(4,091.3)
Adjusted EBITDA	1,421.8		1,319.9
Adjusted net debt to adjusted EBITDA ratio	2.6	x	3.1	x

The following table provides a reconciliation from bonds and loans to Adjusted Net Debt as of March 31, 2023 and 2024:

	For the Year Ended March 31
	2023	2024
	(billions of yen)
Non-current portion of bonds and loans (IFRS)	¥(4,042.7)	¥(4,476.5)
Current portion of bonds and loans (IFRS)	(339.6)	(367.3)
Bonds and loans (IFRS)	(4,382.3)	(4,843.8)
Cash and cash equivalents (IFRS)(1)	533.5	457.8
Net debt (non-IFRS)	(3,848.8)	(4,386.0)
Cash temporarily held by Takeda on behalf of third parties(1)	(125.8)	(107.8)
Level 1 debt investments(1)	—	—
Foreign exchange adjustment(2)	8.5	152.5
Application of equity credit(3)	250.0	250.0
Adjusted net debt (non-IFRS)	¥(3,716.1)	¥(4,091.3)
___________
Notes:
(1)    Deducts cash and cash equivalents, excluding cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, which is not available to Takeda’s immediate or general business use, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
(2)    Foreign exchange adjustment refers to change from the month-end rate to the average rate used for calculation of debt denominated in currencies other than Japanese yen to match the calculation of Adjusted EBITDA.
(3)    Application of equity credit includes JPY 250.0 billion reduction in debt due to JPY 500.0 billion hybrid bond issuance in June 2019, given that the hybrid bond qualifies for a 50% equity credit for leverage purposes.

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
Note 1
Milano Furuta (February 26, 1978)	Director and Chief Financial Officer (“CFO”)
Milano Furuta has been Takeda’s Chief Financial Officer since April 2024. He was appointed as and Director in June 2024. Mr. Furuta joined Takeda in 2010 and has worked on various projects in corporate strategy, corporate development, and post-merger integration in Japan and Switzerland. He managed the Diabetes Business Unit in Mexico and served as General Manager in Sweden. He went on to serve as Corporate Strategy Officer and Chief of Staff in Japan for two years and President, Japan Pharma Business Unit for three years before his appointment to CFO. Prior to joining Takeda, Mr. Furuta worked as an equity research analyst at Taiyo Pacific Partners L.P. in the United States. He began his career in banking and private equity investment at The Industrial Bank of Japan, Limited (currently Mizuho Financial Group, Inc.) in Japan, where he was involved with several types of financial transactions, including leveraged buyouts and debt restructuring.
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
Ian Clark has been an External Director with Takeda since January 2019. Prior to his appointment, Mr. Clark was an External Director of Shire plc. He also currently holds External Directorships at Corvus Pharmaceuticals, Inc., Guardant Health, Inc., and Olema Pharmaceuticals, Inc. Mr. Clark served as CEO and Director of Genentech Inc. (part of the Roche Group) and Head of North American Commercial Operations for Roche until 2016. From 2003 to 2010 he held the positions of Head of Global Product Strategy and Chief Marketing Officer, Executive Vice President—Commercial Operations and Senior Vice President and General Manager—BioOncology at Genentech.
Note 1
Steven Gillis, PhD (April 25, 1953)	External Director
Steven Gillis has been an External Director with Takeda since January 2019. Prior to his appointment, he was an External Director of Shire plc. He also currently holds the positions of Managing Director at ARCH Venture Partners, External Director and Chairman of Codiak BioSciences, Inc., and External Director and Chairman, VBI Vaccines, Inc. He was a founder and Director of Corixa Corporation, acquired by GlaxoSmithKline in 2005, and before that a founder and Director of Immunex Corporation.
Note 1
Emiko Higashi (November 6, 1958)	External Director
Emiko Higashi served as External Director who is not a member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019, and as External Director who is a member of the Audit and Supervisory Committee of Takeda from June 2019 to June 2024. She was appointed External Director who is not a member of the Audit and Supervisory Committee of Takeda in June 2024. She currently also serves as Managing Director of Tomon Partners, LLC, External Director of KLA Corporation, External Director of Rambus Inc, and External Director of Rapidus Corporation. Ms. Higashi previously served as External Director of MetLife Insurance K.K., External Director of InvenSense Inc., External Director of Sanken Electric Co., Ltd., External Director of One Equity Partners Open Water I Corporation, CEO of Gilo Ventures, LLC, Managing Director of Investment Banking, Merrill Lynch & Co. and Director of Wasserstein Perella & Co., Inc.
Note 1
John Maraganore, PhD (October 11, 1962)	External Director
John Maraganore was appointed External Director of Takeda in June 2022. He currently also holds External Directorships at Beam Therapeutics, Inc., Kymera Therapeutics, Inc. and ProKidney Corporation. He previously served as Senior Vice President and Strategic Product Development at Millennium Pharmaceuticals, Inc., Director and CEO of Alnylam Pharmaceuticals, Inc. and Chairperson of Biotechnology Innovation Organization.
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
Koji Hatsukawa has served as External Director and member of the Audit and Supervisory Committee of Takeda since June 2016. He was appointed Head of Audit and Supervisory Committee in June 2019. He currently also serves as External Audit and Supervisory Board Member of Fujitsu Limited. Mr. Hatsukawa started his career at Price Waterhouse accounting office in March 1974. Mr. Hatsukawa has previously served as CEO of PricewaterhouseCoopers Arata and has held leadership positions at ChuoAoyama PricewaterhouseCoopers and Aoyama Audit Corporation. In addition, he has also served as External Audit and Supervisory Board Member of Accordia Golf co., Ltd. as well as Audit and Supervisory Board Member of The Norinchukin Bank.
Note 2
Jean-Luc Butel (November 8, 1956)	External Director (Audit and Supervisory Committee Member)
Jean-Luc Butel served as External Director and member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019, and as External Director who is a not member of the Audit and Supervisory Committee of Takeda from June 2019 to June 2024. He was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2024. He currently also serves as Global Healthcare Advisor, President of K8 Global Pte. Ltd., External Director of Novo Holdings A/S and External Director of Rani Therapeutics. Mr. Butel previously served as President, International, Corporate Vice President and Operating Committee Member of Baxter International Inc. and has held leadership positions at Medtronic, Inc., Johnson & Johnson, Becton, Dickinson and Company and Nippon Becton Dickinson Company, Ltd.
Note 2

Name (Date of birth)	Responsibilities and status within Takeda	Business experience	End of term
Yoshiaki Fujimori (July 3, 1951)	External Director (Audit and Supervisory Committee Member)
Yoshiaki Fujimori served as External Director who is not a member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2022 and was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2022. Mr. Fujimori currently also serves as Senior Executive Advisor of CVC Asia Pacific (Japan) Kabushiki Kaisha, and External Director and Chairman of Oracle Corporation Japan, External Director of Riraku K.K. . He previously served as External Director of Tokyo Electric Power Company, Incorporated (currently Tokyo Electric Power Company Holdings, Incorporated), External Director of Toshiba Corporation, External Director of Shiseido Company, Limited and in a number of senior leadership positions within the LIXIL Group, including Representative Director, Chairman and CEO of LIXIL Corporation. Mr. Fujimori has also served in a number of senior positions in the General Electric Group, including Chairman of GE Japan Corporation and Chairman, President and CEO of General Electric Japan Ltd.
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
Note 2
_____________
Notes:
(1)The term of office for Directors who are not members of the Audit and Supervisory Committee is from the end of the ordinary general meeting of shareholders for the fiscal year ended March 31, 2024 through the end of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2025.
(2)The term of office for Directors who are also Audit and Supervisory Committee members is two years. The term of office for these Directors who are also Audit and Supervisory Committee members is from the end of the ordinary general meeting of shareholders for the fiscal year ended March 31, 2024 through the end of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2026.

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
Marcello Agosti is Global Business Development Officer for Takeda Pharmaceutical Company Limited and is responsible for Takeda’s business development activities, including M&A and Corporate Development.

Mr. Agosti led the Shire acquisition and several other strategic acquisitions for Takeda, including ARIAD Pharmaceuticals, and TiGenix as well asset acquisitions such as TAK-279 from Nimbus Therapeutics and fruquintinib from HUTCHMED. He also spearheaded a number of strategic divestments of non-core assets as part of Takeda’s commitment after the Shire acquisition. Mr. Agosti and his group continue to be active on inbound transactions in Takeda’s core therapy areas.

Prior to joining Takeda, Mr. Agosti worked in business development at Novartis in the U.K. and Switzerland. Before joining the pharmaceutical industry, he was a consultant at McKinsey & Company.

He holds an MBA from the University of Oxford and a business administration degree from Bocconi University, Milan.

Akiko Amakawa (November 24, 1972)	Corporate Strategy Officer & CEO Chief of Staff
Akiko Amakawa is Corporate Strategy Officer & CEO Chief of Staff. She oversees the Board of Directors & CEO Office, Corporate Strategy, and Corporate Governance Management for Takeda Pharmaceutical Company Limited.

Since joining Takeda’s Corporate Business Development group in 2018, and most recently serving as the Global Business Development Head of Gastrointestinal & Inflammation, Neuroscience and Vaccines Corporate Development, she has led several strategic business development initiatives, including the acquisition of Nimbus Therapeutics’ TYK2 program (TAK-279), and partnering with Moderna, Novavax and the Government of Japan to supply critical Covid-19 vaccines to Japan during the height of the pandemic.

Ms. Amakawa has more than 20 years of corporate development, business development, and corporate strategy experience across different countries and industries, primarily in the Pharmaceutical, Life Sciences, Technology and Automotive sectors in Japan, the U.S. and China. Prior to joining Takeda, she worked for Corning Incorporated, Bristol-Myers Squibb, and Mitsubishi Corporation.

Ms. Amakawa holds a bachelor’s degree in economics from University of Tokyo and a master’s degree in business administration from The Wharton School of the University of Pennsylvania.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Teresa Bitetti (September 21, 1962)	President, Global Oncology Business Unit
Teresa Bitetti is President of Global Oncology Business Unit of Takeda Pharmaceutical Company Limited. She oversees an in-line global portfolio consisting of therapies in hematological and solid tumors. Given her strong expertise and experience in product commercialization and launches, she understands the importance of close alignment with R&D to accelerate the science and to bring meaningful medicines to patients quickly and efficiently.

Ms. Bitetti has extensive experience in the oncology field and has been highly recognized for her adept ability to inspire and mobilize teams to deliver exceptional performance throughout her career. Before joining Takeda, Ms. Bitetti was senior vice president, head of Worldwide Oncology Commercialization at Bristol-Myers Squibb (BMS), where she spearheaded the acceleration and augmentation of the oncology pipeline and significantly enhanced the long-term strategic direction of the immuno-oncology portfolio.

During her 23 years at BMS, other key leadership roles included: senior vice president and head of U.S. Oncology – where she managed the launch of the blockbuster drug, Opdivo, and the entire U.S. portfolio President and GM of BMS Canada, and Worldwide Head of the BMS Virology business. Before BMS, Ms. Bitetti held various roles of increasing responsibility at Mobil Oil Corporation, where she was part of the Capital Markets Group and responsible for the investment of Mobil's worldwide pension assets.

Ms. Bitetti is a member of the Board of Directors of Osmol Therapeutics, a privately held biopharmaceutical company focused on developing a treatment to prevent chemotherapy-induced peripheral neuropathy. She is also on the Board of Directors for Fusion Pharmaceuticals, a clinical-stage biopharmaceutical company developing next-generation radiopharmaceuticals as precision medicines for the treatment of cancer.

Ms. Bitetti holds an MBA in Finance from the Darden School of Business at the University of Virginia and a B.A. in Classical Civilization from Wellesley College.

Lauren Duprey (May 13, 1984)	Chief Human Resources Officer
Lauren Duprey is Chief Human Resources Officer of Takeda Pharmaceutical Company Limited with responsibility for delivering an exceptional people experience across the globe. She joined Takeda in August 2019 as Head of Human Resources (HR) for U.S. Business Unit, Global Product & Launch Strategy and the U.S. People Advisory Group. Since joining Takeda, Ms. Duprey has implemented a transformation of HR, including a new operating model, structure, capabilities and technology.

Prior to joining Takeda, Ms. Duprey served as Head of HR, U.S. Organization & Worldwide Medical at Biogen where she developed and drove the talent and organization strategy and served as a trusted advisor for key business, talent and organizational decisions. She has held various HR roles at companies such as General Electric and began her career in management consulting at Clarion Healthcare focused on biopharma commercialization.

Ms. Duprey holds a bachelor’s degree in biology from Harvard University and an MBA from Massachusetts Institute of Technology (MIT) Sloan School of Management.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Julie Kim (June 6, 1970)	President, U.S. Business Unit and U.S. Country Head
Julie Kim is President of U.S. Business Unit and U.S. Country Head of Takeda Pharmaceutical Company Limited. The U.S. Business Unit portfolio encompasses gastroenterology, neuroscience, plasma-derived therapies and rare diseases.

Ms. Kim joined Takeda in 2019 through the acquisition of Shire, where she held several diverse roles with increasing responsibility. As part of Takeda, she became President of Plasma-Derived Therapies Business Unit, the position she occupied until April of 2022, when she became President of U.S. Business Unit and U.S. Country Head.

Ms. Kim has 30 years of experience in health care, with leadership positions at global, regional, country and functional levels. In the biopharmaceutical industry, her experiences have spanned a variety of therapeutic areas, international market access, country and regional general management, marketing and emerging market development.

Ms. Kim is known for strong, collaborative and inclusive leadership that enables Takeda to meet the needs of the people the company serves while driving innovations that will improve patients’ lives. Her global outlook, a result of having worked in many countries in Europe, Asia and Latin America, as well as having lived in the U.K., Switzerland and the U.S., has helped her create teams that are diverse in multiple dimensions to enable inclusive decision-making that keeps the patient at the center.

Ms. Kim is also a member of the Board of Directors of Croda International Plc., a company that uses smart science to create high performance ingredients and technologies that improve lives.

Ms. Kim earned an MBA from the J. L. Kellogg Graduate School of Management at Northwestern University and a bachelor’s degree in economics from Dartmouth College.

Asuka Miyabashira (December 30, 1979)	President, Japan Pharma Business Unit
Asuka Miyabashira is President of Japan Pharma Business Unit of Takeda Pharmaceutical Company Limited.

Ms. Miyabashira joined Takeda in 2004 and has served in roles of increased responsibility in marketing and medical in Japan and other countries. Her experiences include leading regional sales in Japan as well as important international assignments, such as country manager at Takeda Vietnam, where she led the development of the local business strategy and transformation. Prior to this role, she served as business operation manager at Takeda Indonesia to build the foundation for Takeda Oncology’s new product launch and access strategy. She served as Head of Neuroscience Business Unit within Japan Pharma Business Unit for two years before the appointment to her current role.

Ms. Miyabashira holds an MSc in Agriculture from Kyushu University, Japan.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Mwana Lugogo (January 30, 1970)	Chief Ethics and Compliance Officer
Mwana Lugogo is Chief Ethics & Compliance Officer of Takeda Pharmaceutical Company Limited. She joined Takeda in 2012 to establish the Compliance function for Growth & Emerging Market Business Unit, and was appointed to lead the newly-created Global Ethics & Compliance organization in 2015. In January 2019, she joined the Takeda Executive Team. Ms. Lugogo is passionate about strengthening ethics-based culture and bringing Takeda’s values to life, as part of our commitment to patients, to each other and to society.

Ms. Lugogo is the current co-chair of the Ethics and Business Integrity Committee and the chair of the Chief Ethics & Compliance Officer Roundtable at the International Federation of Pharmaceutical Manufacturers and Associations, which represents the innovative pharmaceutical industry at the international level.

Ms. Lugogo is an international studies graduate of Virginia Polytechnic Institute & State University. She has a J.D. from Harvard Law School, and a master’s degree in public policy from Harvard’s John F. Kennedy School of Government.

Yoshihiro Nakagawa (July 26, 1960)	Global General Counsel
Yoshihiro Nakagawa is Global General Counsel of Takeda Pharmaceutical Company Limited. Mr. Nakagawa joined Takeda in 1983, serving in a variety of roles including Company Secretary of Takeda Europe Holdings in London and Senior Vice President of Takeda Legal Department, prior to his 2014 appointment as Global General Counsel.

Mr. Nakagawa received a law degree from Kobe University in Japan.

Takako Ohyabu (August 26, 1979)	Chief Global Corporate Affairs & Sustainability Officer
Takako Ohyabu is Chief Global Corporate Affairs & Sustainability Officer overseeing global corporate communications, global corporate social responsibility, global public affairs, global security, crisis management, and sustainability for Takeda Pharmaceutical Company Limited. She joined Takeda in November 2019 as Chief Communications and Public Affairs Officer Designate.

Prior to joining Takeda, Ms. Ohyabu led Global Corporate Communications at Nissan Motor Corporation. Before that she was with General Electric (GE) Company managing corporate communications for a variety of industries building the GE brand in both developed and emerging markets.

Ms. Ohyabu holds a master’s degree in public administration from Columbia University’s School of International and public affairs and a bachelor’s degree in political science from the International Christian University in Japan.

Giles Platford (April 26, 1978)	President, Plasma-Derived Therapies Business Unit
Giles Platford is President, of Plasma-Derived Therapies Business Unit of Takeda Pharmaceutical Company Limited, which researches and delivers critical life-transforming medicines used to treat a variety of rare and complex chronic diseases.

Mr. Platford also serves as the current global chair of the board for the Plasma Protein Therapeutics Association, which represents the private sector manufacturers of plasma protein therapies.

Mr. Platford joined Takeda in 2009 as General Manager of Brazil, and later took on the role of Area Head for Middle East, Turkey & Africa. He then joined Takeda Executive Team in 2014 as President of Emerging Markets. In 2017 he became President of Europe & Canada, where he also represented Takeda as a board member of the European Federation of Pharmaceutical Industries and Associations (EFPIA).

Prior to joining Takeda, Mr. Platford spent eight years in Asia Pacific, where he held a number of roles of increasing responsibility in Business Development, Commercial and General Management.

Mr. Platford holds a Bachelor of Arts degree in business and marketing management from Oxford Brookes University, UK, and is currently based in Boston, USA.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Gabriele Ricci (October 18, 1978)	Chief Data and Technology Officer
Gabriele Ricci is Chief Data and Technology Officer of Takeda Pharmaceutical Company Limited. He was appointed to this role in February 2022 and leads the transformation of Takeda’s Data, Digital and Technology division.

Mr. Ricci joined Takeda in 2019 as Head of Plasma-Derived Therapies IT, during which he drove initiatives to meet the large and growing demand for plasma-derived products, with highly specialized services that require strategic capacity, innovative business models, dedicated R&D and agile supply allocation on a global scale. Prior to joining Takeda, Mr. Ricci served as Head of Digital Health and Emerging Technology at Shire, where he leveraged new and emerging technologies to optimize internal operations and deliver differentiated patient and customer experiences.

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
Ramona Sequeira is President of Global Portfolio Division of Takeda Pharmaceutical Company Limited where she leads Takeda’s Regional Business Units across Europe and Canada, Growth and Emerging Markets, and China – as well as Takeda’s Global Vaccine Business Unit and Global Medical and Global Product and Launch Strategy functions.

Joining Takeda in 2015 to lead Takeda’s U.S. Business Unit, Ms. Sequeira has been instrumental in shifting the business structure, portfolio and investment mix to enable focus, agility and resiliency while aligning her organization around common values, vision and culture. Her focus on trust and collaboration has enabled Takeda to build numerous strategic partnerships with other health care stakeholders to deliver innovative solutions across a wide range of areas, including patient support, health equity and value-based care. Ms. Sequeira emphasizes the need to keep decisions as close to the patient as possible, recognizing that people – whether patients, colleagues, customers or partners – are impacted by Takeda’s actions.

Ms. Sequeira spent seven years as a member of PhRMA’s board of directors, serving on numerous committees, as treasurer, vice-president and most recently as the first woman to serve as chair in the organization’s history. Ms. Sequeira is a member of the Board of Directors of Edwards Life Sciences, and previously served on the Board of Trustees of Harvey Mudd College.

Ms. Sequeira holds an MBA from McMaster University in Canada and a Bachelor of Science degree with honours in molecular genetics and molecular biology from the University of Toronto.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Elaine Shannon (June 25, 1974)	Global Quality Officer
Elaine Shannon is Global Quality Officer of Takeda Pharmaceutical Company Limited, where she oversees the enterprise quality organization that establishes consistent quality management systems and programs across the network. As Global Quality Officer, Ms. Shannon continues to lead best-in-class global quality operations globally, through one quality management system.

Prior to her role as Global Quality Officer, Ms. Shannon held several roles at Takeda, where she has honed her expertise in quality, manufacturing and oncology. Most recently, she served as site head for Takeda’s Massachusetts Biologics Operations manufacturing site. Ms. Shannon also served as Global Head of Quality Oncology & External Supply Small Molecules and Global Head of Quality Audits and Supplier Management. She joined Takeda’s Global Quality Compliance and Systems group in June 2016 to develop Takeda’s knowledge management processes.

Ms. Shannon has 25 years of industry experience in quality, compliance, assurance and R&D, including work with Teva Pharmaceuticals and Pinewood Healthcare.

She holds a master’s degree in pharmaceutical manufacturing technology and a bachelor’s degree in good manufacturing practice (GMP).

Thomas Wozniewski, Ph.D. (July 26, 1962)	Global Manufacturing and Supply Officer
Thomas Wozniewski serves as Global Manufacturing & Supply Officer and Country Head of Switzerland of Takeda Pharmaceutical Company Limited.

Dr. Wozniewski joined Takeda in this role in July 2014. Since then, he has focused on the technological and digital transformation and the implementation of a continuous improvement culture within the global network of more than 25 manufacturing sites.

Prior to joining Takeda, Dr. Wozniewski gained more than 25 years of experience in the pharmaceutical industry, holding senior leadership roles in manufacturing, quality and supply chain management at Bayer Consumer Care Switzerland, Bayer Healthcare AG, Schering AG and Boehringer Ingelheim in Germany.

Outside of Takeda, Dr. Wozniewski is member of the Pharmaceutical Manufacturing Forum, which facilitates the exchange of technical operations and supply leaders from key global research and development based pharmaceutical companies.

Dr. Wozniewski holds a doctorate degree in pharmaceutical biology from the University of Regensburg, Germany.

B. Compensation
The following table provides information about our Internal Directors’ compensation on an individual basis in the fiscal year ended March 31, 2024.

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Basic compensation	Performance-based compensation		Restricted Stock Unit awards(1)	Other
				Annual bonus	Performance Share Unit awards(1)
Christophe Weber (Director)	¥2,082	Takeda Pharmaceutical Company Limited	¥ 241(3)	¥ 257	¥ 778(4)	¥ 426(4)	¥—
		Takeda Pharmaceuticals U.S.A., Inc.(2)	76	145	72(5)	88(5)	—
Andrew S. Plump (Director)	1,154	Takeda Pharmaceutical Company Limited	12	—	—	—	—
		Takeda Development Center Americas, Inc.(6)	174	252	424(7)	239(7)	53(8)
Costa Saroukos (Director)(9)	811	Takeda Pharmaceutical Company Limited	231(10)	189	241(11)	150(11)	—
Masato Iwasaki (Director)(12)	120	Takeda Pharmaceutical Company Limited	17	—	75(13)	28(13)	—
_____________
Notes:
(1)Compensation expense related to Performance Share Unit awards and Restricted Stock Unit awards are recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2024.
(2)Shows the salary and annual bonus earned as Head of Global Business of Takeda Pharmaceuticals U.S.A., Inc.
(3)Basic compensation includes the grossed-up amount paid for residence and pension allowances etc. for the relevant officer (JPY 110 million).
(4)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2020-2023.
(5)The amount recognized as an expense during the fiscal year for the stock incentive plan (the Long-Term Incentive Plan for Company Group Employees Overseas (LTIP)) grants awarded in fiscal year 2023.
(6)Shows the salary and other amounts earned as the President, Research and Development of Takeda Development Center Americas, Inc.
(7)The amount recognized as an expense during the fiscal year for the stock incentive plan (the Long Term Incentive Plan for Company Group Employees Overseas (LTIP)) grants awarded in fiscal years 2020-2023.
(8)Amounts of local retirement plan contributions and other additional benefits paid by Development of Takeda Development Center Americas, Inc. during the fiscal year, as well as the amount equal to taxes on such amounts.
(9)Costa Saroukos retired at the close of 148th General Meeting of Shareholders held on June 26, 2024.
(10)Basic compensation includes the grossed-up amount paid for residence, pension allowances, and educational allowances etc. for the relevant officer. (JPY 99 million).
(11)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2020-2023.
(12)Masato Iwasaki retired at the close of 147th General Meeting of Shareholders held on June 28, 2023.
(13)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2020-2022.

The following table provides information about our External Directors’ compensation on an individual basis in the fiscal year ended March 31, 2024.

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Basic compensation	Performance-based compensation		Restricted Stock Unit awards(1)	Other(2)
				Annual bonus	Performance Share Unit awards
Masami Iijima (Director)	¥43	Takeda Pharmaceutical Company Limited	¥24	¥—	¥—	¥19	¥—
Olivier Bohuon(3) (Director)	43	Takeda Pharmaceutical Company Limited	19	—	—	19	5
Jean-Luc Butel (Director)	39	Takeda Pharmaceutical Company Limited	19	—	—	19	0
Ian Clark (Director)	44	Takeda Pharmaceutical Company Limited	19	—	—	19	6
Steven Gillis (Director)	44	Takeda Pharmaceutical Company Limited	19	—	—	19	6
John Maraganore (Director)	39	Takeda Pharmaceutical Company Limited	19	—	—	19	1
Michel Orsinger (Director)	46	Takeda Pharmaceutical Company Limited	19	—	—	19	8
Miki Tsusaka(4) (Director)	32	Takeda Pharmaceutical Company Limited	16	—	—	16	—
Koji Hatsukawa (Director who is an Audit and Supervisory Committee Member)	43	Takeda Pharmaceutical Company Limited	24	—	—	19	—
Yoshiaki Fujimori (Director who is an Audit and Supervisory Committee Member)	41	Takeda Pharmaceutical Company Limited	21	—	—	19	—
Emiko Higashi (Director who is an Audit and Supervisory Committee Member)	49	Takeda Pharmaceutical Company Limited	24	—	—	19	6
Kimberly A. Reed (Director who is an Audit and Supervisory Committee Member)	42	Takeda Pharmaceutical Company Limited	21	—	—	19	1
_____________
Notes:
(1)Compensation expense related to Restricted Stock Unit awards are recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2024.
(2)The amounts represent expenses for adjustments on compensation to account for the impact of foreign exchange rates.
(3)Olivier Bohuon passed away on May 5, 2024 and his term as director terminated on the same date as a result.
(4)Miki Tsusaka was newly elected and took office at the 147th Ordinary General Meeting of Shareholders held on June 28, 2023.

Share-based Compensation Payments
We maintain certain share-based compensation payment plans for the benefit of our directors and certain of our employees. In the fiscal years ended March 31, 2022, 2023 and 2024, we recorded total compensation expense related to our share-based payment plans of JPY 43.7 billion, JPY 61.0 billion and JPY 71.5 billion, respectively, in our consolidated statements of profit or loss. For detailed information about our share-based compensation plans, including our stock option plan, stock incentive plan, phantom stock appreciation rights and restricted stock units, see Note 28 to our audited consolidated financial statements.
Director's Compensation Policy
Please see “Item 6.A Directors and Senior Management” for a list of Takeda’s directors and their positions, including their status as “Internal” or “External” directors and membership on the Audit & Supervisory Committee.
Since there are no Internal Directors who are Audit & Supervisory Committee Members in the Company, they are referred to simply as "Internal Directors" hereinafter in this section.
1.Guiding Principles
The following are the guiding principles of the Company's compensation system for Directors to achieve management objectives under the corporate governance code:
    To attract, retain and motivate managerial talent to realize our Vision
    To increase corporate value through optimization of the Company’s mid- and long-term performance, while reinforcing our patient-first values
    To be closely linked with company performance, highly transparent and objective
    To support a strong alignment with the interests of shareholders and enhance shareholder-oriented management perspective
    To encourage Directors’ spirit of challenge aligned with the values of Takeda-ism, perseverance
    To establish transparent and appropriate governance of Directors' compensation to establish the credibility and support of our stakeholders

2.Level of Compensation
We aim to be competitive in the global marketplace to attract and retain talent who will contribute to Takeda's continued transformation into a Global, Values-based, R&D-driven Biopharmaceutical Leader.
Directors' compensation is intended to be competitive in the global market consisting of major global companies. Specifically, the global market data includes compensation data from major global pharmaceutical companies with which we compete, and from other major companies in Japan, the U.S. and Switzerland.

3.Compensation Mix
3-1. Internal Directors
The compensation of Internal Directors consists of "Basic Compensation" (Base Salary and other fixed compensation (if applicable)), which is paid at a fixed amount and "Performance-based Compensation", which is paid as a variable amount based on company and other performance factors.
"Performance-based Compensation" consists of an annual "Bonus (short-term incentive compensation)" to be paid based on financial and other performance results for each fiscal year, and a "Long-term Incentive Plan (stock compensation)" linked with long-term company performance results over a 3-year period and with Takeda's share price.
Both Bonus and Long-term incentives represent a significantly higher proportion of Total Direct Compensation putting Internal Directors' pay at risk in alignment with the Company’s performance. The ratio of Long-term Incentives is particularly high within Performance-based Compensation in order to ensure the alignment of interests of Internal Directors and shareholders and drive mid-term and long-term company value creation. The targets range from 100%-250% of Base Salary for "Bonus" and range from 200% to 600% of Basic Salary for "Long-term Incentive", reflecting the market practices of global companies.

•Standard Compensation Mix Model for Internal Directors
* The ratio of Bonus and Long-term Incentives to Base Salary is determined according to the Internal Director’s position.

3-2. External Directors who are not Audit & Supervisory Committee Members
The compensation of External Directors who are not Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). As part of the Basic Compensation, Chair Retainers are paid for the chair of the board of directors meeting, chairperson of the Compensation Committee, and chairperson of the Nomination Committee, in addition to the Board Retainer. Bonus is not available for this category of Director.
The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Board Retainer.
The compensation of External Directors who are not Audit & Supervisory Committee Members based outside of Japan may be adjusted to account for the impact of foreign exchange rates.

•Standard Compensation Mix Model for External Directors who are not Audit & Supervisory Committee Members

3-3. Directors who are Audit & Supervisory Committee Members
The compensation of Directors who are Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). As part of the Basic Compensation, Committee Retainer is paid for External Directors who are Audit & Supervisory Committee Members, and Chair Retainers are also paid for External Directors who are head of the Audit & Supervisory Committee, chairperson of the Compensation Committee, and chairperson of the Nomination Committee, in addition to the Board Retainer. Bonus is not available for this category of Director.
The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Board Retainer.
The compensation of External Directors who are Audit & Supervisory Committee Members based outside of Japan may be adjusted to account for the impact of foreign exchange rates.

•Standard Compensation Mix Model for Directors who are Audit & Supervisory Committee Members

4.Performance-based Compensation
4-1. Internal Directors
For Internal Directors, the Company has introduced a Long-term Incentive Plan that is allocated as 60% for the plan designed based on Performance Share Units (Performance Share Unit awards) and 40% for the plan designed based on Restricted Stock Units (Restricted Stock Unit awards). Performance Share Unit awards are tied to company performance results to strengthen the link between compensation and company performance and share price, and to reinforce Internal Directors' commitment to increasing corporate value in the mid- and long-term. Restricted Stock Unit awards are linked only to share price.

Annual Performance Share Unit Awards
Performance Share Unit awards, which fall under Performance-based Compensation, will be linked to the latest mid- to long- term key performance indicators (KPIs) over a three-year performance period. KPIs are intended to be transparent and objective and may include top line revenues, cash flow, indicators on profit, R&D metrics and other performance factors. The payout range for Performance Share Unit awards is from 0% to 200% (100% at target), based on performance achievement. For Long-term Incentive awarded in 2019 and after, a two-year holding period will be mandated, and this includes Restricted Stock Unit awards if and when shares become vested.

•Annual Performance Share Unit Awards Image

Special Performance Share Unit Awards
In addition to regular stock compensation, the Company may, from time to time, award one-time special Performance Share Unit awards which are directly linked to point-in-time corporate initiatives and which are aligned with shareholder expectations. Performance against established KPIs for one-time special Performance Share Unit awards are determined independently each year over a three-year period, with shares becoming vested after the relevant performance metric(s) are determined to have been achieved for the applicable period. There is no post-vesting holding period established for one-time special Performance Share Unit awards.

•Special Performance Share Unit Awards (stock compensation) Image
•Annual Bonus (Short-Term Incentive)
Bonuses will be paid based on performance achievement of annual goals. Bonuses will be paid in the range of 0% to 200% (100% at target) in accordance with the achievement of KPIs, which may include top line revenues, indicators on profit, and other performance factors established for a single fiscal year. For President and CEO, the annual bonus is weighted as 100% to the achievement of the specified Corporate KPI(s).
For other Internal Directors that have divisional responsibilities, 75% of their annual bonus opportunity is linked to achievement of the specified Corporate KPI(s) to drive their commitment to group-wide goals, while 25% is linked to the achievement of the division KPI.

4-2. Directors who are Audit & Supervisory Committee Members and External Directors
The Long-term Incentive Plan (stock compensation) for Directors who are Audit & Supervisory Committee Members and External Directors consists of Restricted Stock Unit awards linked only to share price and is not otherwise linked to company performance results. The stock compensation awarded in 2019 and after will vest three years after the award date of base points used for the calculation and Directors will be required to hold at least 75% of their vested share portion until they cease service as a director (however, stock compensation awarded in or before 2018 will vest and be paid after they cease service as a director). Bonuses are not available for these categories of Director.

•Whole Picture of Director's Compensation
1. Includes Special Performance Share Unit awards
2. Varies from 0% to 200% in accordance with the achievement of KPIs, which may include top line revenues, indicators on profit and other performance factors established for a single fiscal year
3. Varies from 0% to 200% in accordance with the achievement of KPIs, which may include top line revenues, cash flow, indicators on profit, R&D metrics, and other performance factors over a three year performance period
4. During term of office
5. Vest and paid three years after the award date of the base points used for the calculation are granted

5.Compensation Governance
5-1. Compensation Committee
The Compensation Committee, with all the Committee members being External Directors, has been established, to serve as an advisory body for the Board of Directors to ensure the appropriateness of Directors' compensation and the transparency in its decision-making process. The level of compensation, compensation mix and performance-based compensation (Long-term Incentives and Bonus programs) for Directors are reviewed by the Compensation Committee before resolution by the Board of Directors. The Company delegated to the Compensation Committee, by resolution of the Board of Directors, the authority to determine Internal Directors' individual compensation in order to ensure the objectivity and transparency in the decision making process. In order to enhance transparency of the Company’s corporate governance, the Company has externally disclosed the Compensation Committee Charter as a part of the Company's corporate governance documents.
The Director's Compensation Policy may continue to evolve and be revised to guide the development of compensation programs that align with Directors' accountabilities and responsibilities, shareholder value creation and Takeda-ism.
5-2. Recoupment Policy
The Compensation Committee and Board of Directors adopted a clawback policy in 2020 and amended that policy in 2023. The amended policy provides that, in the event of a restatement of financial results, Takeda will, in accordance with SEC and NYSE rules, recover from its executive officers any erroneously paid incentive compensation, which consists of incentive-based compensation for the applicable recovery period that would not have been granted absent the restatement (i.e., mandatory clawbacks). In addition, in the event of a restatement and/or significant misconduct, the independent External Directors may require Takeda to recoup additional incentive and other contingent compensation. This would include all or a portion of the incentive and other contingent compensation received by any Internal Director, any other member of the Takeda Executive Team (TET), and any other individual designated by the independent External Directors, within the fiscal year, and the three (3) prior fiscal years preceding the date of the Board of Directors’ determination of the restatement or the date that independent External Directors determines that significant misconduct occurred, as applicable. The amended policy became effective on October 2, 2023 and, with respect to mandatory clawbacks in the event of a restatement, applies to incentive compensation beginning in the fiscal year ended March 31, 2024.
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
Board of Directors
Pursuant to the audit and supervisory committee system, our board of directors is comprised of directors who are Audit and Supervisory Committee members and directors who are not. Our articles of incorporation provide for a board of directors consisting of no more than 12 members who are not Audit and Supervisory Committee members and no more than four directors who are Audit and Supervisory Committee members. All directors are elected by our shareholders at a general meeting of shareholders, with directors who are Audit and Supervisory Committee members elected separately from other directors. The term of office for directors who are not Audit and Supervisory Committee members expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within one year after their election, and the term of office for directors who are Audit and Supervisory Committee members expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within two years after their election. The current terms of our directors are set forth under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” All directors may serve any number of consecutive terms. Except as described below, none of our directors has entered service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
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
Sum of (i) 100% of annual base salary, (ii) 100% of annual target amount of bonus and (iii) 100% of annual target value of Long-Term Incentive, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda

Certain repatriation-related benefits, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda

Takeda Pharmaceuticals U.S.A., Inc.
Sum of (i) 100% of annual base salary, (ii) 100% of annual target amount of Short-Term Incentive and (iii) 100% of annual target value of Long-Term Incentive, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda
None
Costa Saroukos(1)	Takeda
Sum of (i) 100% of annual base salary, (ii) 100% of annual target amount of bonus and (iii) 100% of annual target value of Long-Term Incentive, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda

Certain repatriation-related benefits, subject to the approval of the shareholders’ meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda

Andrew S. Plump	Takeda Development Center Americas, Inc.	Sum of (i) 12 months of current monthly base salary (24 months in the case where Mr. Plump voluntarily terminates his employment for good reason) and (ii) 100% of annual target level bonus under the Short-Term Incentive Program	Certain health insurance benefits

_____________

Notes:
(1)Costa Saroukos retired from the board of directors at the close of 148th General Meeting of Shareholders held on June 26, 2024 upon the expiration of his term.
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
As of the date of this annual report, Mr. Koji Hatsukawa, Mr. Yoshiaki Fujimori, Mr. Jean-Luc Butel and Ms. Kimberly A. Reed are appointed as the Audit and Supervisory Committee members.
Takeda Executive Team
As management tasks continue to diversify, we have established a Takeda executive team under the President and Chief Executive Officer, consisting of certain directors and employees in senior positions who manage and supervise our key functions. The Takeda executive team participates in a Business and Sustainability Committee (BSC), which is responsible for corporate / business development matters and corporate sustainability-related matters, a Portfolio Review Committee (PRC), which is responsible for R&D and products-related matters, and a Risk, Ethics and Compliance Committee (RECC), which is responsible for internal audit, risk management and compliance matters. Our board of directors has delegated via Takeda Group’s Management Policy all of its decision-making authority in respect of operational matters (excluding certain matters specified in the Companies Act, as well as substantive matters valued at JPY 100 billion or more or those matters which will have substantial impact on us or our stakeholders) to the President and Chief Executive Officer, and the three Internal Directors belonging to the BSC, PRC, and RECC, in each case with respect to the BSC, PRC and RECC, for matters allocated under Takeda Group’s Management Policy for decisions by such committees.

Nomination Committee and Compensation Committee
We also have voluntarily established a Nomination Committee and a Compensation Committee as advisory committees of the board of directors. All members of each Committee must be External Directors. Furthermore, at least one director who is an Audit and Supervisory Committee member must be assigned to each committee and each committee must be chaired by an external director. As of the date of this annual report, the Nomination Committee consists of one external director who serves as chairperson, and five other external directors. One other director who is not an external director attends the Nomination Committee as observer. The Compensation Committee consists of one external director who serves as chairperson, and three other external directors. Together, the committees serve to ensure transparency and objectivity in decision-making relating to personnel matters for directors (including appropriate standards and procedures for appointment and reappointment and establishing and administering appropriate succession plans) and the compensation system (including appropriate levels of compensation for the directors, appropriate performance targets within the bonus system for directors and appropriate bonuses based on business results). Also, by resolution of the board of directors, the authority to decide the amount of individual remuneration of Internal Directors who are not Audit and Supervisory Committee members is delegated to the Compensation Committee, through which we have realized a more transparent process in determining individual remuneration.
As of the date of this annual report, Mr. Masami Iijima (Chairperson), Dr. Steven Gillis, Ms. Emiko Higashi, Mr. Michel Orsinger, Mr. Jean-Luc Butel and Mr. Yoshiaki Fujimori are appointed as the Nomination Committee members, and Mr. Christophe Weber is appointed as an observer. Ms. Emiko Higashi (Chairperson), Dr. John Maraganore, Mr. Michel Orsinger and Ms. Kimberly A. Reed are appointed as the Compensation Committee members.
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
D. Employees
As of March 31, 2022, 2023 and 2024, we had 47,347, 49,095 and 49,281 employees on a consolidated basis, respectively. These numbers of employees represent the number of permanent employees excluding temporary employees and were calculated on a full-time equivalent basis. The following table shows our employees by geographic locations.

As of March 31, 2024
Japan	United States	Europe and Canada	Other	Total
5,697	21,632	14,443	7,509	49,281
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

E. Share Ownership
The following table shows the number of shares as of March 31, 2024 owned by directors of the Company as of the date of this annual report.
Directors

Name	Number of shares held (Number of shares to be provided)(1)	Number of ADSs held (Number of ADSs to be provided)(2)
Christophe Weber	785,900	—
	(684,353)	(211,810)
Milano Furuta	13,200	—
	(41,211)	(—)
Andrew Plump	—	276,845
	(—)	(739,658)
Masami Iijima	300	—
	(14,522)	(—)
Ian Clark	—	2,096
	(16,878)	(—)
Steven Gillis	—	8,257
	(16,878)	(—)
Emiko Higashi	2,500	—
	(21,054)	(—)
John Maraganore	—	—
	(9,373)	(—)
Michel Orsinger	—	—
	(21,054)	(—)
Miki Tsusaka	—	—
	(4,252)	(—)
Koji Hatsukawa	10,000	—
	(19,040)	(—)
Jean-Luc Butel	—	—
	(21,054)	(—)
Yoshiaki Fujimori	12,500	—
	(19,040)	(—)
Kimberly A. Reed	—	1,375
	(9,373)	(—)
Total	824,400	288,573
	(898,082)	(951,468)
_____________
Notes:
(1)The number of shares held represents the number of ordinary shares held as of March 31, 2024. The number of shares to be provided includes the number of ordinary shares vested but undelivered and scheduled to be vested, including those granted to directors based outside of Japan that will be converted to ADSs for settlement following vesting, under the Board Incentive Plan (“BIP”). The number of shares to be provided pursuant to the BIP and the Employee Stock Ownership Plan (“ESOP”) are comprised of Restricted Stock Unit awards (“RSU awards”) and PSU awards. RSU awards vest one third each year over a three-year period and PSU awards vest three years from the date of grant. Included PSU awards to be vested in the future years represent the total number of shares to be issued assuming that relevant targets are met at the 100% level; the actual number of shares issued may be fewer or greater depending on the level at which targets are met. If there are Performance Share Unit awards (“PSU awards”) vested after March 31, 2024, the number of such shares to be provided has been adjusted to the results of KPI. In addition, with regard to the Company's shares to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each Director.
(2)The number of ADSs held represents the number of American Depositary Shares held as of March 31, 2024 and is rounded to the nearest whole number. Each ADS represents one half of an ordinary share. The number of ADSs to be provided includes the number of American Depositary

Shares vested but undelivered and scheduled to be vested under Long-Term Incentive Plan for Company Group Employees Overseas (“LTIP”). The number of ADSs to be provided pursuant to the LTIP is comprised of RSU awards and PSU awards. RSU awards vest one third each year over a three-year period and PSU awards vest three years from the date of grant. Included PSU awards to be vested in the future years represent the total number of ADSs to be issued assuming that relevant targets are met at the 100% level; the actual number of ADSs issued may be fewer or greater depending on the level at which targets are met. If there are PSU awards vested after March 31, 2024, the number of such ADSs to be provided has been adjusted to the results of KPI. In addition, with regard to the ADSs to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each Director.
Each of our directors held less than one percent of our total issued shares as of March 31, 2024. Shares held by directors have equal voting rights as common stock held by other holders.
For detailed information about our share-based compensation plans, including BIP and LTIP, see Note 28 to our audited consolidated financial statements.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth the number of shares held of record by each of our principal shareholders as well as the percentage of our issued shares held by each of our principal shareholders as of March 31, 2024.

Shareholder	Number of shares held of record	Percentage of issued shares(1)
	(thousands, except percentages)
The Master Trust Bank of Japan, Ltd. (Trust account)	261,696	16.62%
Custody Bank of Japan, Ltd. (Trust account)	86,763	5.51
The Bank of New York Mellon as depositary bank for depositary receipt holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	60,085	3.82
JP Morgan Chase Bank 385632 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	37,232	2.36
State Street Bank West Client-Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	33,756	2.14
Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.)	24,752	1.57
JPMorgan Securities Japan Co., Ltd.	23,396	1.49
SMBC Nikko Securities Inc.	22,032	1.40
SSBTC Client Omnibus Account (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited Tokyo Branch)	21,344	1.36
JP Morgan Chase Bank 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	21,118	1.34
Total	592,174	37.60%
___________
Note:
(1)Percentage of issued shares excludes treasury stock held as of March 31, 2024. As of March 31, 2024, we held 13,405,261 shares of common stock as treasury stock, which include 7,514,277 shares held by us, 5,888,358 shares held in trust for our stock-based compensation plans and 2,626 shares held by equity-method affiliates (based on our ownership percentage in them). The total number of issued shares, less treasury stock, used to calculate percentages in the above table include such shares held in trust or by equity-method affiliates.
Our major shareholders of common stock have the same voting rights as other holders of common stock.
According to a statement on Schedule 13G (Amendment No. 3) filed on February 5, 2024, Sumitomo Mitsui Trust Holdings, Inc. (including its affiliates) beneficially owned 87,400,834 shares of our common stock, representing 5.5% of our outstanding shares of common stock. However, we have not confirmed the status of these shareholdings as of the date of this annual report.
According to a statement on Schedule 13G (Amendment No. 5) filed on February 6, 2024, BlackRock, Inc. (including its affiliates) beneficially owned 121,185,145 shares of our common stock, representing 7.7% of our outstanding shares of common stock. According to an amendment to the Report of Substantial Shareholding (tairyo hoyu hokokusho) subsequently filed with the Director of the Kanto Local Finance Bureau on April 18, 2024, affiliates of BlackRock, Inc. beneficially owned 115,988,638 shares of our common stock, representing 7.33% of our outstanding shares of common stock. However, we have not confirmed the status of these shareholdings as of the date of this annual report.
As of March 31, 2024, there were 363 holders of record of our common stock with addresses in the U.S., whose shareholdings represented approximately 19% of our outstanding common stock on that date. One such shareholder was The Bank of New York Mellon as depositary for holders of ADSs, which held 60,085 thousand shares, or 3.82% of the total number of shares in issue, as of March 31, 2024. Because some of these shares were held by brokers or other nominees, the number of holders of record with addresses in the U.S. might not fully reflect the number of beneficial owners in the U.S.
To the extent known to us, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly.
To our knowledge, there are no arrangements, which may at a subsequent date result in a change in control of us.
B. Related Party Transactions
From time to time, we enter into agreements and engage in transactions with our related parties, within the meaning of Item 7.B of Form 20-F, in the ordinary course of our business. For the fiscal year ended March 31, 2024, such transactions included, but were not limited to, R&D-related services agreements and equity investments transactions. The terms and conditions of our related party transactions are consistent with third-party transactions and reflect market prices. Takeda does not consider the amounts involved in these transactions to be material to its business.

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
Dividends
Takeda’s policy in the allocation of capital is as follows:
• Invest in growth drivers; and
• Shareholder returns.
In respect of “Invest in growth drivers”, Takeda makes strategic investments in internal and external opportunities to enhance the pipeline, new product launches, and plasma-derived therapies. With regard to “Shareholder returns”, Takeda has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate.
As noted above, the return of capital to shareholders is one of the focus areas for our management, and we believe our dividend policy is an important tool for accomplishing our goals.
The following table sets forth the dividends paid with respect to each of our fiscal years indicated.

Dividends declared and paid	JPY (billions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2021, to March 31, 2022
Q1 2021	¥141.9	¥90.00	March 31, 2021	June 30, 2021
Q3 2021	142.4	90.00	September 30, 2021	December 1, 2021
April 1, 2022, to March 31, 2023
Q1 2022	140.4	90.00	March 31, 2022	June 30, 2022
Q3 2022	140.5	90.00	September 30, 2022	December 1, 2022
April 1, 2023, to March 31, 2024
Q1 2023	140.5	90.00	March 31, 2023	June 29, 2023
Q3 2023	148.0	94.00	September 30, 2023	December 1, 2023
Dividend declared for which the effective date falls in the following fiscal year are as follows:

Dividends declared	JPY (billions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2024, to March 31, 2025
Q1 2024	¥148.0	¥94.00	March 31, 2024	June 27, 2024

B. Significant Changes
No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing
A. Offer and Listing Details
See “Item 9.C. Markets” of this annual report.

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
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of March 31, 2024, our authorized share capital consisted of 3,500,000,000 shares of common stock of which 1,582,418,725 shares were issued.
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

Restrictions on the Distribution of Surplus
Under the Companies Act, we may distribute a Surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than JPY 3,000,000:
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
The time, the place, and the purpose thereof and certain other matters relating to the general meeting of shareholders, including the information contained in the reference materials, must be uploaded onto the website at least three weeks prior to the date set for the meeting, and notice of the URL of the website to be used and certain other matters relating to the meeting must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such a meeting.
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
Assuming cases where an infectious disease such as COVID-19 spreads or a natural disaster occurs and the impact thereof is ongoing or is reasonably expected to be ongoing at the time of the general meeting of shareholders, we believe that setting a venue for a general meeting of shareholders while asking shareholders to refrain from attending the venue out of consideration of shareholders’ health and safety, may not always be the best option for us as the method of holding a general meeting of shareholders. Therefore, we submitted a proposal to our annual general meeting of shareholders held on June 29, 2021, which was approved by partially amending our Articles of Incorporation to the effect that we may hold a general meeting of shareholders without specifying a venue when our Board of Directors decides that, considering the interests of shareholders as well, it is not appropriate to hold the general meeting of shareholders with a specific venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster. The partial amendment of our Articles of Incorporation based on this proposal came into effect on August 5, 2021 subject to the enactment in the Diet and the promulgation of the Act Partially Amending the Industrial Competitive Enhancement Act of Japan

with the above mentioned content, and our obtaining the above mentioned confirmation by the Minister of Economy Trade and Industry and the Minister of Justice.
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

C. Material Contracts
Acquisition of Nimbus Lakshmi, Inc.
On December 13, 2022, we entered into a share purchase agreement with Nimbus Therapeutics, LLC (“Nimbus”) to acquire all of the capital stock of Nimbus Lakshmi, Inc. (“Lakshmi”), a wholly owned subsidiary of Nimbus, that owns or controls the intellectual property rights and other associated assets related to the allosteric TYK2 inhibitor known internally at Nimbus as “NDI-034858”. Under the terms of the agreement, we paid Nimbus USD 4.0 billion upfront following the closing of the transaction, and will pay two milestone payments of USD 1.0 billion each upon achieving annual net sales of USD 4.0 billion and USD 5.0 billion of products developed from the “TAK-279” program, formally known as “NDI-034858” at Nimbus. The transaction closed on February 8, 2023. In addition, in connection with the transaction, we have agreed to assume Nimbus’s obligations under a January 2022 settlement agreement with Bristol-Myers Squibb and its Celgene Corporation subsidiary (collectively, “BMS”) to make certain payments to BMS following the achievement of development, regulatory, and sales-based milestones for products developed from the TAK-279 program.
See “Item 5.A. Operating Results—Factors Affecting Our Results of Operations “Acquisitions””.
Licensing and Collaboration Agreements
In the ordinary course of our business, we enter into agreements for licensing or collaboration in the development and commercialization of products. Our business does not materially depend on any one of these agreements. Instead, they form a portion of our overall strategy to leverage a mix of internal and external resources to develop and commercialize new products. Certain of the agreements which have led to successful commercialization to date are summarized in “Item 4. Information on the Company—B. Business Overview—Licensing and Collaboration.” Our Licensing and Collaboration Agreement with Seagen Inc., now a wholly owned subsidiary of Pfizer Inc. (“Pfizer”), is filed as an exhibit hereto to provide investors with an example of one such agreement. We believe this agreement is representative of our licensing and collaboration agreements for marketed products in that it provides for the payment of development and commercial milestone payments and sales-based royalties and sets forth the parties’ responsibilities relating to the terms of co-development, co-manufacturing and co-marketing efforts, as well as providing for certain geographic limitations and limitations on term for the relevant licensing and collaboration efforts. The specific terms of each of our licensing or collaboration agreements are negotiated individually. Agreements for compounds still in development may have additional terms governing, for example, equity investments or other financial and non-financial matters.

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
(i)    the aggregate purchase price of the relevant shares is JPY 100 million or less;
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

Sales or Dispositions
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
Direct and Indirect Payments by the Depositary
The depositary has agreed to make revenue sharing payments to us based on a fixed portion of the net issuance, net cancellation and net depositary servicing fees received by it under the deposit agreement, subject to a minimum annual payment based on the total of such fees received by the depositary. In the fiscal year ended March 31, 2024, we received USD 1.8 million of such revenue sharing payments.
The depositary has also agreed to waive fees and expenses for services provided to us, to ADS holders or to their respective brokers by the depositary in connection with the establishment, administration and ongoing servicing of the ADS program. Furthermore, the depositary has agreed to waive fees for certain value-added services, including training for our staff, investor relations advisory services and access to the depositary’s analytics and reporting platform. Accordingly, in the fiscal year ended March 31, 2024, the depositary waived approximately USD 0.1 million of fees and expenses.

Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
We have carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of March 31, 2024. Disclosure controls and procedures require that information to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO have concluded that, as of March 31, 2024, our disclosure controls and procedures were effective at the reasonable assurance level.
Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Takeda’s internal control over financial reporting is designed to provide reasonable assurance to management regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements in accordance with IFRS. Management assessed the effectiveness of Takeda’s internal control over financial reporting as of March 31, 2024 based on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that, Takeda’s internal control over financial reporting is effective as of March 31, 2024. The effectiveness of internal control over financial reporting as of March 31, 2024 has been audited by KPMG AZSA LLC, our independent registered public accounting firm. Its audit report on the effectiveness of Takeda’s internal control over financial reporting is included in the audited consolidated financial statements.
Attestation Report of the Registered Public Accounting Firm
See “—Report of Independent Registered Public Accounting Firm” included in the audited consolidated financial statements.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended March 31, 2024 that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.
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

Item 16B. Code of Ethics
We have adopted the Takeda Global Code of Conduct, which applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Takeda Global Code of Conduct is posted on our corporate website at https://www.takeda.com/who-we-are/global-ethics-compliance/. No waivers to the Global Code of Conduct were granted to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions in the fiscal year ended March 31, 2024.
Item 16C. Principal Accountant Fees and Services
Audit and Non‑Audit Fees
The following table sets forth the fees billed to us by our independent certified public accountant, KPMG AZSA LLC (including its Japanese and non-Japanese affiliates), in the fiscal years ended March 31, 2023 and 2024:

	For the fiscal year ended March 31,
	2023		2024
	(billions of yen)
Audit fees (1)	~~¥~~	3.64	~~¥~~	3.71
Audit‑related fees (2)		0.05		0.05
Other fees (3)		0.02		0.20
Total fees	~~¥~~	3.71	~~¥~~	3.97
____________
Notes:
(1)Audit fees were related to the audit of our consolidated financial statements and other services provided in connection with statutory and regulatory filings or engagements.
(2)Audit‑related fees include fees related to services for consent letter regarding the issuance of Form S-8.
(3)Other fees include services related to non-financial information and do not include any tax fees.

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
All audit services are subject to the pre-approval by the Audit and Supervisory Committee in principle, regardless of monetary value. Audit services include statutory or financial statement audits for us and our subsidiaries, services associated with the audit of internal control over financial reporting and services associated with the review of our quarterly financial statements. On a yearly basis, our management, following a review by our Chief Financial Officer, presents the proposed audit services to our Audit and Supervisory Committee for approval, and proposes audit fees on an entity basis to the Audit and Supervisory Committee for its consent. Once such services and fees are approved or consented to, as applicable, any additional audit services must be separately presented to and approved by our Audit and Supervisory Committee.
Permissible non-audit services, which are limited to certain services permissible under applicable regulation and our internal rules, are pre-approved by the Audit and Supervisory Committee for individual services below JPY 25 million annually, subject to an aggregate annual limit of up to JPY 250 million for all such services. These services are subject to review by our management for compliance with our internal policies. All non-audit services exceeding the applicable monetary limits or which are not clearly within the scope of permitted non-audit services must be presented to and pre-approved by the Audit and Supervisory Committee. All services relating to tax or internal control are also subject to separate presentation to and pre-approval by the Audit and Supervisory Committee regardless of monetary value.

Item 16D. Exemptions from the Listing Standards for Audit Committees
As of the date of this annual report, we do not rely on any of the exemptions contained in paragraph (b)(1)(iv), the general exemption contained in paragraph (c)(3) or the last sentence of paragraph (a)(3) of Rule 10A-3 under the Exchange Act.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2024:

	Total number of shares purchased (1)	Average price paid per share (yen)	Total number of shares purchased as part of publicly announced plans or programs (2)	Maximum approximate value of shares that may yet be purchased under the plans or programs (billions of yen)
April 1 to April 30, 2023	279	¥4,445.45	—	¥—
May 1 to May 31, 2023	520,688	4,506.28	520,000	—
June 1 to June 30, 2023	635	4,485.25	—	—
July 1 to July 31, 2023	293	4,394.85	—	—
August 1 to August 31, 2023	391	4,383.64	—	—
September 1 to September 30, 2023	306	4,631.78	—	—
October 1 to October 31, 2023	646	4,449.50	—	—
November 1 to November 30, 2023	463	4,197.29	—	—
December 1 to December 31, 2023	550	4,117.48	—	—
January 1 to January 31, 2024	487	4,330.91	—	—
February 1 to February 29, 2024	246	4,383.72	—	—
March 1 to March 31, 2024	530	4,389.72	—	—
Total	525,514	¥4,392.99	520,000	¥—
___________
Notes:
(1)Total number of shares purchased in the above table reflect purchases of shares in relation to stock-based incentive compensation plans and purchases of shares constituting less than one “unit” (100 shares).
A total of 5,514 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2024, due to our purchase of shares constituting less than one “unit” (100 shares) from holders of shares constituting less than one unit at the current market price of those shares.
(2)Total number of shares purchased as part of publicly announced plans or programs in the above table reflect purchases of shares in May 2023 in relation to stock-based incentive compensation plans.
On May 11, 2023, we announced that our board of directors resolved to continue the stock compensation plan which was introduced as a long-term incentive plan for members of the board of directors in the fiscal year ended March 31, 2017, as well as to continue the stock grant system which was introduced in the fiscal year ended March 31, 2015 as a global long-term incentive plan for Company Group Management in Japan.
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
Our board of directors consists of 14 directors, of which 11 are external directors under the Companies Act. Our Audit and Supervisory Committee is comprised of four of our directors, all of whom qualify as external directors under this standard. Each of our external directors also qualifies as “independent” as described under “Director Independence (303A.02)” below, and each of the members of our Audit and Supervisory Committee qualifies as “independent” for purposes of Rule 10A-3 under the Exchange Act.
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
Code of Business Conduct and Ethics (303A.10)
U.S. domestic issuers listed on NYSE are required to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Although not required to do so under the NYSE listed company manual, we have established a global code of business conduct and ethics, known as the Takeda Global Code of Conduct, which is posted on our website. Although the Takeda Global Code of Conduct functions as a code of business conduct and ethics, it is not required to cover all of the same areas as that of a U.S. domestic issuer under the NYSE listed company manual. Pursuant to the requirements of Form 20-F, waivers, if any, to the Takeda Global Code of Conduct given to our directors or senior management are disclosed by us in our annual reports on Form 20-F. No such waivers were granted in the fiscal year ended March 31, 2024.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider Trading Policies
Takeda has adopted a Global Insider Trading Policy governing the purchase, sale, and other dispositions of securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of the policy is included as Exhibit 11.1.

Item 16K. Cybersecurity
Risk management and strategy
Cybersecurity Risk Management Framework

Takeda maintains a cybersecurity controls framework designed to identify, protect from, detect, respond to and recover from cybersecurity threats consistent with the U.S. Department of Commerce’s National Institute of Standards and Technology (NIST) Cybersecurity Framework. Preventive control measures are deployed across Takeda’s application, cloud, end-user device, networking and manufacturing infrastructure. Takeda’s Chief Information Security Officer (“CISO”) oversees our cybersecurity risk management framework, reporting to the Chief Data and Technology Officer (“CDTO”). Our CISO has over 30 years of experience in information technology, including more than 10 years serving in a CISO capacity at companies in various industries, including pharmaceuticals.
Experienced and trained cyber risk professionals in the Cybersecurity & Risk team (“TCR”) within Takeda’s global data, digital & technology function (“DD&T”), many of whom hold certifications from established cybersecurity organizations, are responsible for identifying and managing cybersecurity risks from various sources, including proactive control evaluations, reporting by Takeda personnel, third-party security assessments, penetration testing, threat modeling, and vulnerability scanning of information systems. Takeda’s internal audit function performs periodic assessments on our cybersecurity controls framework. Third-party security assessments are performed during the vendor selection process or when significant changes are made to a vendor relationship, with each vendor assigned a residual risk rating which determines the frequency of re-assessment. Our commercial agreements typically include contractual provisions to ensure third-party vendors meet Takeda’s standards for data protection.
TCR risk professionals assess identified risks for their perceived severity of impact on Takeda and likelihood of occurrence, and design and implement appropriate responsive measures in collaboration with relevant business units. TCR provides to the CISO on a monthly basis, and to other members of DD&T senior management on a quarterly basis, operational reports regarding the number and nature of cyber incidents detected and the status of controls and program enhancements. Cybersecurity risk management is integrated into Takeda’s Enterprise Risk Management (“ERM”) program and addressed as a principal risk in our annual Enterprise Risk Assessment, which is reported to the RECC and the Board of Directors, each of which is responsible for approving the reported risks and associated mitigation plans, as well as assessing the effectiveness of the mitigation. In addition, all Takeda employees receive online training on cyber threats as well as periodic e-mail reminders about best practices to safeguard from those threats.
Cybersecurity Incident Response
The TCR team has established an incident response procedure that governs our response to cybersecurity events and regularly conducts tabletop incident response exercises during the year. In the event a potential cybersecurity incident is detected, TCR’s core Information Security Incident Response Team (“ISIRT”) is responsible for investigation, analysis, containment and eradication of the threat, as well as recovery efforts, in coordination with other functions, such as Takeda’s Privacy Office, Human Resources, Crisis Management, Compliance and Legal, as needed depending on the severity and scope of the incident. Following recovery from an incident, ISIRT analyzes the underlying cause of the incident to identify and, as applicable, implement potential improvements to internal controls. While Takeda’s cybersecurity risk management program is principally managed by TCR risk professionals, it does engage third parties on an as-needed basis, including with respect to technical consulting and third-party digital forensic or cyber recovery partners in connection with incident response activities.
Cyber Incident Impacts
During the three fiscal years ended March 31, 2024, no risks from cybersecurity threats, including previous incidents, have materially affected or are reasonably likely to materially affect Takeda, including its business strategy, results of operations or financial condition. Notwithstanding our risk management efforts described above, we have been the target of cyberattacks and anticipate they will continue. Takeda cannot completely eliminate all risks associated with such attacks, which could have a material adverse effect on Takeda’s business strategy, results of operations or financial condition as further described in “Item 3.D. Risk Factors — Risks Relating to Our Business Strategies—We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of misuse, theft, exposure, tampering or other intrusions”.
Governance
Takeda’s Board of Directors (the “Board”) is ultimately responsible for overseeing Takeda’s management of cybersecurity risk and provides strategic direction for Takeda’s information security program and responses to cybersecurity risks and incidents. Takeda’s CISO generally provides an annual update to the Board on the status of Takeda’s information security program, including significant developments, and the Board receives reports of any decisions by any of Takeda’s Business and Sustainability Committee, Portfolio Review Committee or Risk, Ethics and Compliance Committee (see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Takeda Executive Team”) related to cybersecurity. In addition, the Board reviews and approves the Enterprise Risk Assessment, which includes significant cybersecurity risk matters, on an annual basis. On an as-needed basis, the Board is informed of, and provides strategic direction on, significant cybersecurity risks or incidents, if and when identified, by the CISO and CDTO.
The Risk, Ethics & Compliance Committee (“RECC”) is the governing management committee responsible for overseeing risk management, including cybersecurity risk. The RECC is composed of the Takeda Executive Team, including Takeda’s CDTO and is chaired by Takeda’s Chief Ethics and Compliance Officer. In addition, Takeda’s CISO attends RECC meetings for relevant agenda items and generally provides an update to the RECC on the status of Takeda’s information security program, including significant developments, on at least annual basis. On an as-needed basis, DD&T senior management escalates decisions regarding significant cybersecurity risks to the RECC, which also reviews and approves Takeda’s annual Enterprise Risk Assessment before it is approved by the Board. For a description of the relevant expertise of the CISO and of management’s role and processes in assessing and managing material risks from cybersecurity threats, see “—Risk management and strategy—Cybersecurity Risk Management Framework.”

Part III
Item 17. Financial Statements
The Company has responded to Item 18 in lieu of this item.
Item 18. Financial Statements
The information required by this item is set forth in our consolidated financial statements included in this annual report.
Item 19. Exhibits

Exhibit No.	Exhibit
Exhibit 1.1
Articles of Incorporation of Takeda Pharmaceutical Company Limited (English Translation) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of the registrant furnished on March 1, 2023)

Exhibit 1.2
Board of Directors Charter of Takeda Pharmaceutical Company Limited (English Translation) (incorporated by reference to Exhibit 1.2 to the Annual Report for the Fiscal Year Ended March 31, 2023 on Form 20-F of the registrant, filed on June 28, 2023).

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

Exhibit 4.2+
Amendment to Collaboration Agreement dated November 7, 2022 by and between Seagen Inc. and Takeda Manufacturing U.S.A., Inc. (incorporated by reference to Exhibit 10.2 to the Annual Report of Seagen Inc. on Form 10-K filed on February 15, 2023).

Exhibit 4.3	Takeda Pharmaceutical Company Limited Long Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of the registrant filed on June 25, 2020).
Exhibit 4.4+	Stock Purchase Agreement dated December 13, 2022 by and between Takeda Pharmaceuticals U.S.A., Inc. and Nimbus Therapeutics, LLC
Exhibit 8.1	List of subsidiaries of Takeda Pharmaceutical Company Limited, as of March 31, 2024: See “Item 4. Information on the Company—C. Organizational Structure.”
Exhibit 11.1*	Global Insider Trading Policy of Takeda Pharmaceutical Company Limited
Exhibit 12.1*	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a).
Exhibit 12.2*	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a).
Exhibit 13.1*	Certification of the chief executive officer required by 18 U.S.C. Section 1350.
Exhibit 13.2*	Certification of the chief financial officer required by 18 U.S.C. Section 1350.
Exhibit 15.1*	Consent of Independent Registered Public Accounting Firm.
Exhibit 97.1*	Compensation Recoupment Policy of Takeda Pharmaceutical Company Limited
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	The cover page for the registrant’s Annual Report on Form 20-F for the year ended March 31, 2024, has been formatted in Inline XBRL
*    Filed herewith.

+ Certain confidential information contained in this exhibit, marked by brackets therein, has been omitted, because it is both not material and would likely cause competitive harm if publicly disclosed.
We have not included as exhibits certain instruments with respect to our long-term debt where the amount of debt authorized under each such debt instrument does not exceed 10% of our total assets on a consolidated basis. We will furnish a copy of any such instrument to the SEC upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Milano Furuta
Name: Milano Furuta
Title: Director and Chief Financial Officer
Date: June 26, 2024

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Takeda Pharmaceutical Company Limited and its subsidiaries (the Company) as of March 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 26, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Evaluation of the provisions for U.S. Medicaid and U.S. commercial managed care rebates
As discussed in Notes 3 and 23 to the consolidated financial statements, the Company recorded provisions for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. State and Federal government health programs (collectively, “U.S. rebates”) of 253,832 million JPY which included U.S. Medicaid and U.S. commercial managed care programs as a reduction to gross sales to arrive at net sales as of March 31, 2024. The provisions for U.S. rebates are recorded in the same period that the corresponding revenues are recognized; however, the U.S. rebates are not fully paid until subsequent periods.
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
Valuation of goodwill
As discussed in Notes 3 and 11 to the consolidated financial statements, the Company recorded goodwill of 5,410,067 million JPY as of March 31, 2024. Goodwill was tested for impairment at the single operating segment level (one cash generating unit (CGU)), which was the level at which goodwill was monitored for internal management purposes. Goodwill was tested for impairment annually and whenever there is any indication of impairment. Impairment loss for goodwill is recognized if the recoverable amount of goodwill is less than the carrying amount. The recoverable amount of goodwill was assessed based on fair value less costs of disposal. The fair value less costs of disposal was determined by discounting the estimated future cash flows based on a 10-year projection using a terminal growth rate and a discount rate as well as deducting the estimated costs of disposal. The projection included the sales forecast related to certain products as the significant assumption. The Company did not record an impairment loss for goodwill as a result of the impairment testing.
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
June 26, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Takeda Pharmaceutical Company Limited and its subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated June 26, 2024 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG AZSA LLC
Tokyo, Japan
June 26, 2024

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Profit or Loss for the Year Ended March 31,

		JPY (millions, except per share data)
	Note	2022	2023	2024
Revenue	4	¥3,569,006	¥4,027,478	¥4,263,762
Cost of sales		(1,106,846)	(1,244,072)	(1,426,678)
Selling, general and administrative expenses		(886,361)	(997,309)	(1,053,819)
Research and development expenses		(526,087)	(633,325)	(729,924)
Amortization and impairment losses on intangible assets associated with products	12	(472,915)	(542,443)	(652,117)
Other operating income	5	43,123	25,424	19,379
Other operating expenses	5	(159,075)	(145,247)	(206,527)
Operating profit		460,844	490,505	214,075
Finance income	6	23,700	62,913	52,093
Finance expenses	6	(166,607)	(169,698)	(219,850)
Share of profit (loss) of investments accounted for using the equity method	14	(15,367)	(8,630)	6,473
Profit before tax		302,571	375,090	52,791
Income tax (expenses) benefit	7	(72,405)	(58,052)	91,406
Net profit for the year		¥230,166	¥317,038	¥144,197
Attributable to:
Owners of the Company	8	¥230,059	¥317,017	¥144,067
Non-controlling interests		107	21	130
Net profit for the year		¥230,166	¥317,038	¥144,197
Earnings per share (JPY)
Basic earnings per share	8	¥147.14	¥204.29	¥92.09
Diluted earnings per share	8	145.87	201.94	91.16

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Comprehensive Income for the Year Ended March 31,

		JPY (millions)
	Note	2022	2023	2024
Net profit for the year		¥230,166	¥317,038	¥144,197
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	9	(14,626)	(2,654)	2,309
Remeasurement of defined benefit pension plans	9	20,783	17,752	(5,002)
		6,158	15,098	(2,693)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9	583,969	618,773	968,842
Cash flow hedges	9	2,173	(21,451)	23,456
Hedging cost	9	2,457	(16,993)	7,197
Share of other comprehensive loss of investments accounted for using the equity method	9, 14	(497)	(892)	(1,793)
		588,103	579,437	997,702
Other comprehensive income for the year, net of tax	9	594,261	594,535	995,009
Total comprehensive income for the year		¥824,427	¥911,574	¥1,139,206
Attributable to:
Owners of the Company		¥824,258	¥911,529	¥1,139,033
Non-controlling interests		168	45	173
Total comprehensive income for the year		¥824,427	¥911,574	¥1,139,206

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Financial Position as of March 31,

		JPY (millions)
	Note	2023	2024
Assets
Non-current assets:
Property, plant and equipment	10	¥1,691,229	¥1,989,777
Goodwill	11	4,790,723	5,410,067
Intangible assets	12	4,269,657	4,274,682
Investments accounted for using the equity method	14	99,174	89,831
Other financial assets	15	279,683	340,777
Other non-current assets		63,325	51,214
Deferred tax assets	7	366,003	393,865
Total non-current assets		11,559,794	12,550,212
Current assets:
Inventories	16	986,457	1,209,869
Trade and other receivables	17	649,429	668,403
Other financial assets	15	20,174	15,089
Income taxes receivable		32,264	29,207
Other current assets		160,868	168,875
Cash and cash equivalents	18	533,530	457,800
Assets held for sale	19	15,235	9,337
Total current assets		2,397,956	2,558,580
Total assets		¥13,957,750	¥15,108,792

See accompanying notes to consolidated financial statements.

		JPY (millions)
	Note	2023	2024
Liabilities and Equity
Liabilities:
Non-current liabilities:
Bonds and loans	20	¥4,042,741	¥4,476,501
Other financial liabilities	21	534,269	687,833
Net defined benefit liabilities	22	127,594	143,882
Income taxes payable		24,558	4,381
Provisions	23	55,969	14,373
Other non-current liabilities	24	65,389	80,938
Deferred tax liabilities	7	270,620	113,777
Total non-current liabilities		5,121,138	5,521,684
Current liabilities:
Bonds and loans	20	339,600	367,251
Trade and other payables	25	649,233	547,521
Other financial liabilities	21	185,537	143,421
Income taxes payable		232,377	109,906
Provisions	23	508,360	524,420
Other current liabilities	24	566,689	619,174
Liabilities held for sale	19	144	1,410
Total current liabilities		2,481,940	2,313,103
Total liabilities		7,603,078	7,834,788
Equity:
Share capital		1,676,345	1,676,596
Share premium		1,728,830	1,747,414
Treasury shares		(100,317)	(51,259)
Retained earnings		1,541,146	1,391,203
Other components of equity		1,508,119	2,509,310
Equity attributable to owners of the Company		6,354,122	7,273,264
Non-controlling interests		549	741
Total equity		6,354,672	7,274,005
Total liabilities and equity		¥13,957,750	¥15,108,792
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

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023	¥1,676,345	¥1,728,830	¥(100,317)	¥1,541,146	¥1,606,128	¥12,470	¥(87,352)	¥(23,127)	¥—	¥1,508,119	¥6,354,122	¥549	¥6,354,672
Net profit for the year				144,067						—	144,067	130	144,197
Other comprehensive income (loss)					967,279	2,036	23,456	7,197	(5,002)	994,966	994,966	44	995,009
Comprehensive income (loss) for the year	—	—	—	144,067	967,279	2,036	23,456	7,197	(5,002)	994,966	1,139,033	173	1,139,206
Transactions with owners:
Issuance of new shares (Note 26)	251	251								—	502		502
Acquisition of treasury shares			(2,367)							—	(2,367)		(2,367)
Disposal of treasury shares		0	0							—	1		1
Dividends (Note 26)				(287,785)						—	(287,785)		(287,785)
Changes in ownership										—	—	18	18
Transfers from other components of equity				(6,226)		1,224			5,002	6,226	—		—
Share-based compensation (Note 28)		69,836								—	69,836		69,836
Exercise of share-based awards (Note 28)		(51,503)	51,426							—	(77)		(77)
Total transactions with owners	251	18,584	49,059	(294,011)	—	1,224	—	—	5,002	6,226	(219,892)	18	(219,873)
As of March 31, 2024	¥1,676,596	¥1,747,414	¥(51,259)	¥1,391,203	¥2,573,407	¥15,729	¥(63,896)	¥(15,930)	¥—	¥2,509,310	¥7,273,264	¥741	¥7,274,005

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows for the Year Ended March 31,

		JPY (millions)
	Note	2022	2023	2024
Cash flows from operating activities:
Net profit for the year		¥230,166	¥317,038	¥144,197
Depreciation and amortization		583,151	664,400	728,002
Impairment losses		54,515	64,394	150,017
Equity-settled share-based compensation		43,374	60,672	70,871
Loss on sales and disposal of property, plant and equipment		655	10	6,052
Gain on divestment of business and subsidiaries		(7,829)	(6,807)	(7,832)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net		(11,195)	3,991	20,757
Finance (income) and expenses, net		142,907	106,785	167,757
Share of loss (profit) of investments accounted for using the equity method		15,367	8,630	(6,473)
Income tax expenses (benefit)		72,405	58,052	(91,406)
Changes in assets and liabilities:
Decrease in trade and other receivables		127,294	75,127	15,104
Increase in inventories		(46,148)	(79,155)	(115,743)
Increase (decrease) in trade and other payables		125,157	(84,804)	(9,895)
Increase (decrease) in provisions		(58,090)	31,899	(126,901)
Increase (decrease) in other financial liabilities		(49,608)	31,669	(18,568)
Other, net		41,409	(88,778)	(7,556)
Cash generated from operations		1,263,528	1,163,122	918,383
Income taxes paid		(147,724)	(198,439)	(219,941)
Tax refunds and interest on tax refunds received		7,301	12,473	17,902
Net cash from operating activities		1,123,105	977,156	716,344
Cash flows from investing activities:
Interest received		2,919	5,054	11,161
Dividends received		3,401	3,562	13,191
Acquisition of property, plant and equipment		(123,252)	(140,657)	(175,420)
Proceeds from sales of property, plant and equipment		1,815	962	8,606
Acquisition of intangible assets		(62,785)	(493,032)	(305,310)
Acquisition of investments		(8,341)	(10,151)	(6,766)
Proceeds from sales and redemption of investments		16,921	22,254	8,021
Acquisition of businesses, net of cash and cash equivalents acquired		(49,672)	—	—
Proceeds from sales of business, net of cash and cash equivalents divested		28,196	7,958	19,959
Payments for the settlement of forward exchange contracts designated as net investment hedges		—	—	(33,300)
Other, net		(7,328)	(3,052)	(4,003)
Net cash used in investing activities		(198,125)	(607,102)	(463,862)
Cash flows from financing activities:
Net increase (decrease) in short-term loans and commercial papers	27	(2)	40,000	277,000
Proceeds from issuance of bonds and long-term loans	27	249,334	75,000	100,000
Repayments of bonds and long-term loans	27	(810,115)	(356,670)	(320,901)
Proceeds from the settlement of cross currency interest rate swaps related to bonds	27	—	—	60,063
Acquisition of treasury shares		(77,531)	(26,929)	(2,326)
Interest paid		(108,207)	(108,555)	(100,375)
Dividends paid		(283,665)	(279,416)	(287,188)
Repayments of lease liabilities	27	(39,694)	(43,401)	(54,586)
Other, net		(385)	(9,178)	(26,102)
Net cash used in financing activities		(1,070,265)	(709,148)	(354,416)
Net decrease in cash and cash equivalents		(145,285)	(339,094)	(101,934)
Cash and cash equivalents at the beginning of the year	18	966,222	849,695	533,530
Effects of exchange rate changes on cash and cash equivalents		28,758	22,929	26,204
Cash and cash equivalents at the end of the year	18	¥849,695	¥533,530	¥457,800

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
Approval of Financial Statements
The Company’s consolidated financial statements presented were approved on June 26, 2024 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer (“CFO”) Milano Furuta.
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
New Accounting Standards and Interpretations Adopted
On May 23, 2023, amendments to IAS 12 Income Taxes (“IAS 12”) were issued to clarify requirements relating to the International Tax Reform - Pillar Two model rules. As required by the amended IAS 12, Takeda adopted immediately and retrospectively the exception to neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two model rules. Takeda incorporated new disclosures regarding the exposure of Pillar Two model rules into Note 7 of the consolidated financial statements for the fiscal year ended March 31, 2024.
New Accounting Standards and Interpretations Issued and Not Yet Adopted
On April 9, 2024, the IASB has issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 Presentation of Financial Statements.
IFRS 18 introduces certain new requirements to improve the reporting of companies’ financial performance and comparability in the statement of profit or loss between entities. The accounting standard introduces three new defined categories for income and expenses-operating, investing and financing, and requires all companies to provide certain new defined subtotals. IFRS 18 also requires companies to disclose explanations of company-specific measures that are related to the income statement, referred to as management-defined performance measures. Furthermore, the accounting standard sets out enhanced guidance on how to organize information and whether to provide it in primary financial statements or in the notes and requires companies to provide more transparency about operating expenses. IFRS 18 will not impact the recognition or measurement of items in the financial statements. The accounting standard is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.
Takeda is currently in the process of assessing the impact from meeting the new disclosure requirements and will adopt the standard from the fiscal year beginning April 1, 2027.

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

3. Material Accounting Policies
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

Foreign Currency Translations
Foreign Currency Transactions
Foreign currency transactions are remeasured into the functional currency of each entity within Takeda using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the spot rates of exchange at the end of each reporting period. Non-monetary assets and liabilities that are measured at fair value in foreign currencies are remeasured using historical exchange rates at the date when the fair value was determined. Non-monetary assets and liabilities measured based on historical cost that are denominated in foreign currencies are remeasured at the exchange rate at the date of the initial transaction. Exchange differences arising from the remeasurement or settlement are recognized in profit or loss except when related to financial assets measured at fair value through other comprehensive income, as well as financial instruments designated as hedges of net investments in foreign operations and cash flow hedges subsequently recognized as other comprehensive income. The gain or loss arising from remeasurement of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item. Translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss, are also recognized in other comprehensive income or profit or loss, respectively.
Foreign Operations
The assets and liabilities of foreign operations are translated using the spot exchange rates at the end of the reporting period, while income and expenses of foreign operations presented in profit or loss and other comprehensive income are translated using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at the dates of the transactions. When a foreign operation’s functional currency is the currency of a hyperinflationary economy, adjustments are made to its separate financial statements to reflect current price levels, and income and expenses of the foreign operation are translated into the presentation currency at the exchange rate at the end of the reporting period. The impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period is recorded in other comprehensive income. The subsequent gains and losses resulting from the restatement of non-monetary assets and liabilities are recorded in finance income or finance expenses in the consolidated statements of profit or loss. Exchange differences arising from translation are recognized as other comprehensive income.
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
Marketed Products
An intangible asset associated with a marketed product is amortized on a straight-line basis over the estimated useful life, which is based on expected patent life, and/or other factors depending on the expected economic benefits of the asset, ranging from 3 to 20 years, from marketing approval. These intangible assets are assessed for impairment if indicators of a potential impairment exist. An impairment is recorded if the carrying value exceeds the recoverable amount of the intangible assets. Intangible assets relating to marketed products of which Takeda recalls or ceases sales for any reason are written down to their recoverable amount. Amortization, impairment and reversal of impairment related to intangible assets associated with marketed products are included in amortization and impairment losses on intangible assets associated with products in the consolidated statements of profit or loss.
In-Process R&D
Takeda enters into collaboration and in-license agreements with third parties for products and compounds for R&D projects. Payments for collaboration agreements generally take the form of subsequent development milestone payments. Payments for in-license agreements generally take the form of up-front payments and subsequent development milestone payments. Up-front payments for in-license agreements are capitalized upon commencement of the in-license agreements, and development milestone payments are capitalized when the milestone is achieved.
These intangible assets relating to products in development that are not yet available for use are not amortized. These intangible assets are assessed for impairment on an annual basis, and more frequently if indicators of a potential impairment exist. An impairment is recorded if the carrying value exceeds the recoverable amount of the intangible assets. Intangible assets relating to in-process R&D which fail during development or for which development ceases for any reason are written down to their recoverable amount which is typically nil. Impairment and reversal of impairment related to intangible assets associated with in-process R&D are included in amortization and impairment losses on intangible assets associated with products in the consolidated statements of profit or loss.
If and when Takeda obtains approval for the commercial application of a product in development, the related in-process R&D assets will be reclassified to intangible assets associated with marketed products.
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
Impairment of Non-Financial Assets
Takeda assesses whether there is any indication of impairment for non-financial assets at the end of each reporting period, excluding inventories, deferred tax assets, assets held for sale, and net defined benefit assets. If any such indication exists, and in cases in which an impairment test is required to be performed each year, the recoverable amount of the asset is estimated. In cases the recoverable amount cannot be estimated for each asset, they are estimated at the cash-generating unit level. The recoverable amount of an asset or a cash-generating unit is determined at the higher of its fair value less costs of disposal or its value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the time value of money and the risks specific to the asset. If the carrying amount of the asset or cash-generating unit exceeds the recoverable amount, impairment loss is recognized in profit or loss and the carrying amount is reduced to the recoverable amount. An asset or a cash-generating unit other than goodwill, for which impairment losses were recognized in prior years, is assessed at the end of the reporting period to determine whether there is any indication that the impairment loss recognized in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset or cash-generating unit is estimated. In cases the recoverable amount exceeds the carrying amount of the asset or cash-generating unit, the impairment loss is reversed up to the lower of the estimated recoverable amount or the carrying amount, net of depreciation and amortization, that would have been determined if no impairment loss had been recognized in prior years. The reversal of impairment loss is immediately recognized in profit or loss.
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
Financial Instruments
Takeda’s financial instruments include financial instruments related to lease contracts, trade and other receivables and payables, financial assets and liabilities associated with contingent consideration arrangements, derivative instruments, and rights and obligations under employee benefit plans, which are dealt with in specific accounting policies.
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
The cash flows of hedging instruments qualified for hedge accounting are classified in the same manner as the cash flows of the items being hedged.
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
Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Sales of pharmaceutical products	¥3,295,723	¥3,922,280	¥4,163,652
Out-licensing and service income	273,283	105,198	100,110
Total	¥3,569,006	¥4,027,478	¥4,263,762

Revenue by Business Area and Product

	JPY (millions) For the Year Ended March 31

	2022	2023	2024
Gastroenterology:
ENTYVIO	¥521,778	¥702,744	¥800,919
GATTEX/REVESTIVE	75,751	93,076	119,252
TAKECAB/VOCINTI (1)	102,397	108,719	118,526
PANTOLOC/CONTROLOC (2)	40,275	45,518	46,495
DEXILANT	50,763	69,371	45,278
ALOFISEL	1,843	2,725	3,513
Others	82,877	72,388	82,226
Total Gastroenterology	875,685	1,094,541	1,216,207
Rare Diseases:
Rare Hematology:
ADVATE	118,491	118,188	122,911
ADYNOVATE/ADYNOVI	60,726	66,553	66,308
FEIBA	39,162	41,268	40,543
VONVENDI	8,774	12,217	16,188
RECOMBINATE	12,297	12,762	12,050
Others	44,239	53,730	47,298
Total Rare Hematology	283,689	304,718	305,297
Rare Genetics and Other:
TAKHZYRO	103,242	151,800	178,677
ELAPRASE	73,119	85,321	91,561
REPLAGAL	51,714	66,741	73,553
VPRIV	42,408	48,372	51,295
LIVTENCITY	1,325	10,501	19,085
Others	55,698	55,989	51,232
Total Rare Genetics and Other	327,507	418,724	465,403
Total Rare Diseases (4)	611,196	723,442	770,701

	JPY (millions) For the Year Ended March 31

	2022	2023	2024
PDT Immunology:
immunoglobulin	385,864	522,211	644,587
albumin	90,035	121,446	133,990
Others	31,052	34,786	39,993
Total PDT Immunology (4)	506,951	678,443	818,570
Oncology:
ADCETRIS	69,190	83,937	109,425
LEUPLIN/ENANTONE	106,459	111,311	107,350
NINLARO	91,203	92,691	87,361
ICLUSIG	34,860	47,206	54,706
ALUNBRIG	13,644	20,556	28,524
FRUZAQLA	—	—	10,080
VELCADE	110,046	27,759	5,539
EXKIVITY	962	3,732	3,459
Others	42,367	51,551	55,917
Total Oncology	468,730	438,742	462,362
Neuroscience:
VYVANSE/ELVANSE	327,052	459,289	423,221
TRINTELLIX	82,315	100,081	104,797
ADDERALL XR	20,885	28,594	41,756
INTUNIV	18,938	16,354	33,555
Others	33,104	33,393	23,686
Total Neuroscience	482,294	637,711	627,014
Other:
AZILVA-F (1)	76,297	72,897	33,636
FOSRENOL	13,612	13,532	13,529
Others (3)	534,242	368,168	321,743
Total Other (4)	624,150	454,598	368,908
Total	¥3,569,006	¥4,027,478	¥4,263,762
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole
(3) The figure for the year ended March 31, 2022 includes the JPY 133,043 million selling price on sales of four diabetes products (NESINA, LIOVEL, INISYNC and ZAFATEK) in Japan to Teijin Pharma Limited recorded as revenue. As Takeda transferred only the assets, marketing rights and, eventually, marketing authorization associated with the pharmaceutical products which do not entail transfer of employees or associated contracts, Takeda applied IFRS 15 to the transaction and recorded the selling price in revenue.
(4) Starting from the fiscal year ending March 31, 2025 (FY2024), “Plasma-Derived Therapies” will replace the previous category of “PDT Immunology” and will include all plasma-derived products including those previously categorized within “Rare Diseases” (e.g., FEIBA, CINRYZE). “Vaccines” will be presented as a separate key business area (previously included in “Others”), reflecting the strategic focus on our dengue vaccine, QDENGA.
If the new categories are applied, revenue from “Rare Disease” is JPY 688,423 million for the year ended March 31, 2024, JPY 639,774 million for the year ended March 31, 2023, JPY 531,098 million for the year ended March 31, 2022, revenue from “Plasma-Derived Therapies” is JPY 903,699 million for the year ended March 31, 2024, JPY 765,359 million for the year ended March 31, 2023 and JPY 589,571 million for the year ended March 31, 2022, revenue from “Vaccines” is JPY 50,355 million for the year ended March 31, 2024, JPY 78,664 million for the year ended March 31, 2023 and JPY 55,225 for the year ended March 31, 2022, revenue from “Others” is JPY 315,701 million for the year ended March 31, 2024, JPY 372,685 million for the year ended March 31, 2023 and JPY 566,403 million for the year ended March 31, 2022.

Geographic Information
Takeda’s revenue from contracts with customers is based in the following geographic locations:

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Japan	¥658,983	¥512,043	¥451,391
U.S.	1,714,421	2,103,772	2,195,711
Europe and Canada	739,168	842,668	966,835
Asia (excluding Japan)	196,964	225,007	261,218
Latin America	128,467	160,375	198,100
Russia/CIS	62,057	88,431	72,594
Other	68,945	95,182	117,911
Total	¥3,569,006	¥4,027,478	¥4,263,762
“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.
Takeda’s non-current assets are held in the following geographic locations:

	JPY (millions) As of March 31
	2023	2024
Japan	¥373,133	¥366,276
U.S.	7,560,491	8,223,949
Ireland	792,382	885,496
Switzerland	799,325	860,795
Other	1,258,787	1,361,811
Total	¥10,784,117	¥11,698,327
Non-current assets exclude financial instruments, deferred tax assets and net defined benefit assets.
Information Related to Major Customers
During the year ended March 31, 2022, AmerisourceBergen Corporation and its subsidiaries (collectively, “AmerisourceBergen Group”) and McKesson Corporation and its subsidiaries (collectively, “McKesson Group”) represented more than 10% of Takeda’s sales. The sales to AmerisourceBergen Group and McKesson Group were JPY 504,487 million and JPY 406,709 million for the year ended March 31, 2022.
During the year ended March 31, 2023, AmerisourceBergen Group, McKesson Group and Cardinal Health, Inc. and its subsidiaries (collectively, “Cardinal Health Group”) represented more than 10% of Takeda’s sales. The sales to AmerisourceBergen Group, McKesson Group and Cardinal Health Group were JPY 575,294 million, JPY 540,356 million and JPY 424,527 million, respectively, for the year ended March 31, 2023.
During the year ended March 31, 2024, AmerisourceBergen Group, McKesson Group and Cardinal Health Group represented more than 10% of Takeda’s sales. The sales to AmerisourceBergen Group, McKesson Group and Cardinal Health Group were JPY 579,065 million, JPY 578,767 million and JPY 436,951 million, respectively, for the year ended March 31, 2024.

Other Revenue Information
Contract Balances

	JPY (millions) As of March 31
	2023	2024
Receivables from contracts with customers
Trade receivables (Note 17)	¥575,431	¥612,439
Contract assets
Unbilled receivables	2,628	2,574
Contract liabilities
Deferred income (Note 24)	8,609	8,259
Advance payments	19	45

Takeda’s contract assets relate to the right to receive consideration where performance was completed based on the contract, and trade receivables are recognized when the right to receive consideration becomes unconditional.
Takeda’s contract liabilities primarily relate to out-licensing arrangements or product purchase and supply agreements where Takeda receives cash consideration prior to the completion of its performance obligations under the agreements. The revenue recognized during the years ended March 31, 2022, 2023, and 2024 that was included in the contract liability balance as of the beginning of the year was JPY 30,022 million, JPY 49,319 million, and JPY 5,526 million, respectively. The revenue recognized during the years ended March 31, 2022, 2023, and 2024 from performance obligations satisfied (or partially satisfied) in previous periods was JPY 49,220 million, JPY 79,251 million, and JPY 80,794 million, respectively, and primarily relates to royalty income.
Transaction price allocated to the remaining performance obligations

	JPY (millions)
	Total	Duration of the remaining performance obligations
		Within one year	Between one and five years	More than five years
Contract liabilities as of March 31, 2023	¥8,628	¥6,394	¥458	¥1,775
Contract liabilities as of March 31, 2024	8,304	6,119	517	1,668

5.    Other Operating Income and Expenses

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Other operating income:
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements (Note 27)	¥11,195	¥—	¥—
Gain on sales of property, plant and equipment and investment property	1,148	2,094	144
Gain on divestment of business to Teva Takeda Yakuhin	1,414	6,807	588
Gain on divestment of business and subsidiaries	5,602	—	7,243
Change in estimate of liabilities related to SHP647	—	4,102	—
Other	23,762	12,421	11,404
Total	¥43,123	¥25,424	¥19,379

Other operating expenses:
Donations and contributions	¥8,255	¥7,685	¥7,009
Restructuring expenses (Note 23)	83,836	59,234	81,358
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements (Note 27)	—	3,991	20,757
Valuation reserve for pre-launch inventories	20,723	9,466	11,052
Impairment of assets held for sale (Note 19)	—	4,693	1,685
Other	46,261	60,178	84,666
Total	¥159,075	¥145,247	¥206,527
For the year ended March 31, 2022, other in other operating income includes a compensation for damages and settlement proceeds Takeda received of JPY 8,487 million.
For the year ended March 31, 2023, other in other operating expenses includes a JPY 16,470 million write-off of option fees Takeda paid as part of collaboration agreements.
For the years ended March 31, 2022, 2023 and 2024, other in other operating expenses includes legal provision for certain legal proceeding of JPY 20,319 million, JPY 16,455 million and JPY 45,212 million, respectively. The legal provision for certain legal proceeding for the year ended March 31, 2024 includes additional losses recorded for the supply agreement litigation with AbbVie, Inc. ("AbbVie") of JPY 26,405 million.

6.    Finance Income and Expenses

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Finance Income:
Interest income
Interest income from financial assets measured at amortized cost	¥3,880	¥4,187	¥8,850
Interest income from financial assets measured at fair value through P&L	700	1,318	2,442
Interest income on sublease	11	3	1
Total interest income	4,591	5,508	11,293
Dividend income
Dividend income from financial assets measured at fair value through OCI and disposed of during the period	8	6	—
Dividend income from financial assets measured at fair value through OCI and held at end of the period	164	267	335
Total dividend income	172	273	335
Gain on derivative financial assets – Foreign currency exchange	—	4,476	31,053
Gain on derivative financial assets – Warrants	—	15,896	—
Gain on derivative financial assets – Virtual power purchase agreement	—	6,843	3,393
Gain on derivative financial assets – Cross currency interest rate swap	—	—	4,144
Remeasurement to fair value of pre-existing interest in an acquiree	8,482	22,416	—
Other	10,455	7,501	1,875
Total	¥23,700	¥62,913	¥52,093

Finance Expenses:
Interest expense
Interest expense on financial debt	¥108,498	¥100,393	¥98,710
Interest expense on lease liabilities	13,934	16,580	20,826
Total interest expense	122,432	116,973	119,535
Loss on derivative financial assets – Foreign currency exchange	2,112	—	—
Loss on derivative financial assets – Warrants	20,483	—	—
Loss on derivative financial assets – Virtual power purchase agreement	—	6,843	3,393
Loss on foreign currency exchange, net	1,791	14,205	44,665
Hyperinflation effect expense	3,698	12,256	18,160
Other	16,091	19,421	34,096
Total	¥166,607	¥169,698	¥219,850

7.    Income Taxes
Income Tax Expense (Benefit)
The composition of income tax expense (benefit) is as follows:

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Current tax expense	¥208,513	¥246,578	¥107,349
Deferred tax benefit	(136,108)	(188,526)	(198,755)
Total	¥72,405	¥58,052	¥(91,406)
Current tax expense includes the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects decreased current tax expense by JPY 11,315 million, JPY 17,529 million and JPY 4,952 million for the years ended March 31, 2022, 2023 and 2024, respectively.
Deferred tax benefit includes the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects decreased deferred tax expense by JPY 11,914 million, JPY 54,974 million and JPY 32,290 million for the years ended March 31, 2022, 2023 and 2024, respectively.
Takeda is mainly subject to income taxes, inhabitant tax, and deductible enterprise tax in Japan. The statutory tax rate calculated based on these taxes is 30.6% for the years ended March 31, 2022, 2023 and 2024.
The following is a reconciliation from income tax expense at Takeda's domestic (Japanese) statutory tax rate to Takeda's income tax expense (benefit) reported for the year ended March 31:

	JPY (millions)
	2022	2023	2024
Profit before tax	¥302,571	¥375,090	¥52,791
Income tax expense at Takeda’s domestic (Japanese) statutory tax rate of 30.6%	92,526	114,703	16,143
Non-deductible expenses for tax purposes (1)	6,071	15,158	21,353
Changes in unrecognized deferred tax assets and deferred tax liabilities (2)	(8,831)	(21,791)	(3,512)
Tax credits	(32,948)	(26,676)	(30,654)
Differences in applicable tax rates of overseas subsidiaries (3)	24,496	(31,446)	(29,782)
Changes in tax effects of undistributed profit of overseas subsidiaries	(20,359)	6,174	(1,737)
Effect of changes in applicable tax rates and tax law (4)	(39,661)	2,482	(11,994)
Tax contingencies (5)	58,540	13,991	(83,784)
Effect of prior year items	(4,762)	(7,524)	(2,479)
Entity reorganizations/Divestments	2,041	(6,321)	33,469
Other	(4,708)	(698)	1,571
Income tax expense (benefit) reported for the year	¥72,405	¥58,052	¥(91,406)
(1) Amounts for the years ended March 31, 2022, 2023 and 2024 include the impact from intra territory eliminations, the pre-tax effect of which has been eliminated in arriving at Takeda’s consolidated income from continuing operations before income taxes. Additionally, amounts for the years ended March 31, 2023 and 2024 include non-deductible interest due to Japanese earnings stripping rules.
(2) Amounts for the years ended March 31, 2022, 2023 and 2024 include deferred tax expenses (benefits) associated with carried forward net operating losses. The amount for the year ended March 31, 2023 is driven by recognition of tax benefits from previously unrecognized tax losses as result of internal entity restructuring transactions.
(3) Amounts for the years ended March 31, 2022, 2023 and 2024 include unitary and minimum taxes on overseas subsidiaries.
(4) Amount for the year ended March 31, 2022 includes JPY 39,106 million deferred tax benefit related to a blended state tax rate change as a result of legal entity restructuring in the US. Amount for the year ended March 31, 2024 includes JPY 4,206 million deferred tax expense related to US state law change and JPY 16,200 million deferred tax benefit relating to extension of the carryforward period relating to Japanese earnings stripping rules.
(5) Tax expense amount for the year ended March 31, 2022 includes JPY 65,942 million from the AbbVie break fee case. Tax benefit for the year ended March 31, 2024 is from favorable resolution of tax contingencies including JPY 63,547 million relating to the AbbVie break fee settlement.

The decrease in Takeda’s income tax expense between the years ended March 31, 2022 and 2023 was primarily due to increased tax benefits from recognition of deferred tax assets and decreased tax charges for US international tax provisions in the year ended March 31, 2023. Tax expense for the year ended March 31, 2022 includes a charge for the AbbVie break fee case (a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014) partially offset by the benefits from the US state blended tax rate change and reductions of deferred tax liabilities on undistributed earnings.
The decrease in Takeda’s income tax expense between the years ended March 31, 2023 and 2024 was primarily due to lower pretax earnings as well as a tax expense reduction of JPY 63,547 million resulting from the reversal of the income taxes payable in excess of the settlement with the Irish Revenue Commissioners with respect to the AbbVie break fee case. These decreases were partially offset by the tax charges from legal entity restructuring and the reassessment of recoverability of deferred tax assets.
As a company with worldwide operations, Takeda is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms. In December 2021, the OECD issued model rules for a new global minimum tax framework (Pillar Two).
Pillar Two legislation was enacted by Japanese Diet on March 28, 2023. Since the newly enacted tax legislation in Japan is only effective from April 1, 2024, there is no current tax impact for the year ended March 31, 2024. Takeda has applied the temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. Takeda has performed an assessment of its potential exposure to Pillar Two income taxes based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the group. Based on this assessment, Takeda expects that the top-up tax related to Pillar 2 will only arise in a limited number of jurisdictions and the amount of additional tax charge will not be material.
Deferred Taxes
Deferred tax assets and liabilities reported in the consolidated statements of financial position are as follows:

	JPY (millions) As of March 31
	2023	2024
Deferred tax assets	¥366,003	¥393,865
Deferred tax liabilities	(270,620)	(113,777)
Net deferred tax assets	¥95,383	¥280,088
The major items and changes in deferred tax assets and liabilities are as follows:

	JPY (millions)
	As of April 1, 2022	Recognized in profit or (loss)	Recognized in other comprehensive income	Other(1)	As of March 31, 2023
Research and development expenses	¥33,199	¥98,057	¥—	¥4,974	¥136,230
Inventories	94,530	11,863	—	4,518	110,911
Property, plant and equipment	(69,775)	2,834	—	(4,818)	(71,759)
Intangible assets	(497,480)	86,244	—	(41,358)	(452,594)
Financial assets measured at FVTOCI	(6,759)	—	214	1,417	(5,128)
Accrued expenses and provisions	155,330	(6,402)	—	16,115	165,043
Defined benefit plans	13,456	(2,855)	(5,563)	1,368	6,406
Deferred income	11,225	(3,911)	—	118	7,432
Unused tax losses	119,453	(24,662)	—	6,301	101,092
Tax credits	38,912	9,389	—	3,790	52,091
Investments in subsidiaries and associates	(31,210)	(5,581)	—	(47)	(36,838)
Cash flow hedges	29,031	—	9,449	—	38,480
Other	21,116	23,550	7,485	(8,134)	44,017
Total	¥(88,972)	¥188,526	¥11,585	¥(15,756)	¥95,383

	JPY (millions)
	As of April 1, 2023	Recognized in profit or (loss)	Recognized in other comprehensive income	Other(1)	As of March 31, 2024
Research and development expenses	¥136,230	¥77,180	¥—	¥3,600	¥217,010
Inventories	110,911	20,482	—	7,009	138,402
Property, plant and equipment	(71,759)	9,249	—	(5,999)	(68,509)
Intangible assets	(452,594)	99,039	—	(36,715)	(390,270)
Financial assets measured at FVTOCI	(5,128)	—	(2,056)	(455)	(7,639)
Accrued expenses and provisions	165,043	7,469	—	13,081	185,593
Defined benefit plans	6,406	667	2,170	5,485	14,728
Deferred income	7,432	(1,955)	—	16	5,493
Unused tax losses	101,092	(15,970)	—	3,549	88,671
Tax credits	52,091	(11,230)	—	5,298	46,159
Investments in subsidiaries and associates	(36,838)	10,183	—	(146)	(26,801)
Cash flow hedges	38,480	2,227	(19,062)	—	21,645
Other	44,017	1,414	(3,171)	13,346	55,606
Total	¥95,383	¥198,755	¥(22,119)	¥8,069	¥280,088
(1) Other consists primarily of foreign currency translation differences, reclassification of deferred tax assets and liabilities classified as held for sale and the tax impact of items charged directly to equity. The aggregate amount of deferred tax related to items charged directly to equity for the years ended March 31, 2023 and 2024 was JPY 2,204 million and JPY 506 million, respectively.
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
The unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized are as follows:

	JPY (millions) As of March 31
	2023	2024
Unused tax losses	¥1,181,757	¥1,186,106
Deductible temporary differences	259,784	263,143
Unused tax credits	11,186	23,724
The unused tax losses and unused tax credits for which deferred tax assets were not recognized will expire as follows:

	JPY (millions) As of March 31
Unused tax losses	2023	2024
1st year	¥76	¥812
2nd year	762	85
3rd year	307	1,989
4th year	896	6,233
5th year	2,081	578,648
After 5th year	1,114,021	590,813
Indefinite	63,614	7,526
Total	¥1,181,757	¥1,186,106

	JPY (millions) As of March 31
Unused tax credits	2023	2024
Less than 5 years	¥2,151	¥3,901
5 years or more	9,034	19,823
Indefinite	—	—
Total	¥11,186	¥23,724
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax assets were not recognized were JPY 515,052 million and JPY 65,232 million as of March 31, 2023 and 2024, respectively.
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax liabilities were not recognized were JPY 416,417 million and JPY 532,960 million as of March 31, 2023 and 2024, respectively.
Changes in the amounts of unrecognized deferred tax assets and liabilities associated with investments in subsidiaries are primarily due to changes in temporary differences that had no impact on the consolidated statements of profit or loss.
8.    Earnings per Share
The basis for calculating basic and diluted earnings per share (“EPS”) (attributable to owners of the Company) is as follows:

	For the Year Ended March 31
	2022	2023	2024
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	¥230,059	¥317,017	¥144,067
Net profit used for calculation of earnings per share JPY (millions)	230,059	317,017	144,067
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	1,563,501	1,551,809	1,564,450
Dilutive effect (thousands of shares)	13,668	18,064	15,893
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	1,577,169	1,569,872	1,580,343

Earnings per share
Basic (JPY)	147.14	204.29	92.09
Diluted (JPY)	145.87	201.94	91.16
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
There were 2,643 thousand shares, 814 thousand shares, and 814 thousand shares that are anti-dilutive stock options, and therefore not included in the calculation of diluted EPS for the years ended March 31, 2022, 2023, and 2024, respectively.

9.    Other Comprehensive Income (Loss)
Amounts arising during the year, reclassification adjustments to profit or loss, and tax effects for each component of other comprehensive income (loss) are as follows:

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Items that will not be reclassified to profit or loss:

Changes in fair value of financial assets measured at fair value through OCI:
Amounts arising during the year	¥(17,295)	¥(2,868)	¥4,365
Tax effects	2,669	214	(2,056)
Changes in fair value of financial assets measured at fair value through OCI	¥(14,626)	¥(2,654)	¥2,309

Remeasurement of defined benefit pension plans:
Amounts arising during the year	¥26,890	¥23,315	¥(7,172)
Tax effects	(6,107)	(5,563)	2,170
Remeasurement of defined benefit pension plans	¥20,783	¥17,752	¥(5,002)

Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations:
Amounts arising during the year	¥558,102	¥566,683	¥956,254
Reclassification adjustments to profit or (loss)	—	—	—
Before tax effects	558,102	566,683	956,254
Tax effects	25,867	52,090	12,588
Exchange differences on translation of foreign operations	¥583,969	¥618,773	¥968,842

Changes in fair value of financial assets measured at fair value through OCI:
Amounts arising during the year	¥—	¥(9,118)	¥(16,150)
Reclassification adjustments to profit or (loss)	—	9,118	16,150
Before tax effects	—	—	—
Tax effects	—	—	—
Changes in fair value of financial assets measured at fair value through OCI	¥—	¥—	¥—

Cash flow hedges:
Amounts arising during the year	¥82,780	¥56,437	¥171,059
Reclassification adjustments to profit or (loss)	(79,321)	(87,337)	(137,265)
Before tax effects	3,459	(30,900)	33,794
Tax effects	(1,286)	9,449	(10,338)
Cash flow hedges	¥2,173	¥(21,451)	¥23,456

Hedging cost:
Amounts arising during the year	¥6,611	¥(21,426)	¥12,392
Reclassification adjustments to profit or (loss)	(3,071)	(3,052)	(2,024)
Before tax effects	3,540	(24,478)	10,368
Tax effects	(1,083)	7,485	(3,171)
Hedging cost	¥2,457	¥(16,993)	¥7,197

Share of other comprehensive income of investments accounted for using the equity method:
Amounts arising during the year	¥(497)	¥(892)	¥(1,793)
Reclassification adjustments to profit or (loss)	—	—	—
Before tax effects	(497)	(892)	(1,793)
Tax effects	—	—	—
Share of other comprehensive loss of investments accounted for using the equity method	¥(497)	¥(892)	¥(1,793)
Total other comprehensive income for the year	¥594,261	¥594,535	¥995,009

10.    Property, Plant and Equipment

	JPY (millions)
Acquisition cost	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2022	¥1,288,578	¥772,024	¥135,895	¥98,654	¥157,856	¥2,453,007
Additions and other increases	46,155	25,628	9,025	349	104,059	185,217
Transfers	21,026	37,743	5,962	—	(64,731)	—
Disposals and other decreases	(22,876)	(16,084)	(11,096)	(201)	(574)	(50,830)
Reclassification to assets held for sale (Note 19)	(14,915)	(10,968)	(4,013)	(5,471)	(965)	(36,331)
Foreign currency translation differences	82,139	43,039	6,093	4,895	11,755	147,922
As of March 31, 2023	¥1,400,108	¥851,382	¥141,867	¥98,227	¥207,400	¥2,698,984
Additions and other increases	158,460	27,662	11,508	5	126,788	324,423
Transfers	26,434	39,784	10,803	—	(77,021)	—
Disposals and other decreases	(45,337)	(11,583)	(10,694)	(9)	(2,817)	(70,440)
Reclassification to assets held for sale (Note 19)	(9,188)	(6,236)	(483)	(597)	(53)	(16,558)
Foreign currency translation differences	148,576	80,936	11,946	8,220	24,391	274,069
As of March 31, 2024	¥1,679,054	¥981,944	¥164,945	¥105,845	¥278,689	¥3,210,478

Accumulated depreciation and accumulated impairment losses
As of April 1, 2022	¥(344,123)	¥(431,287)	¥(91,491)	¥(411)	¥(2,896)	¥(870,207)
Depreciation expenses	(72,900)	(60,428)	(17,052)	—	—	(150,379)
Impairment losses	(560)	(1,410)	(121)	—	(239)	(2,331)
Disposals and other decreases	5,429	14,207	10,393	195	—	30,224
Reclassification to assets held for sale (Note 19)	8,209	9,276	3,499	—	—	20,983
Foreign currency translation differences	(15,585)	(16,976)	(3,435)	(28)	(21)	(36,045)
As of March 31, 2023	¥(419,530)	¥(486,618)	¥(98,207)	¥(243)	¥(3,156)	¥(1,007,755)
Depreciation expenses	(80,067)	(71,588)	(18,684)	—	—	(170,339)
Impairment losses	(1,082)	(4,039)	(781)	—	(9,552)	(15,454)
Disposals and other decreases	22,173	8,682	10,127	—	1,210	42,192
Reclassification to assets held for sale (Note 19)	7,961	5,353	419	—	—	13,733
Foreign currency translation differences	(36,879)	(37,869)	(8,058)	(30)	(242)	(83,078)
As of March 31, 2024	¥(507,425)	¥(586,080)	¥(115,184)	¥(273)	¥(11,739)	¥(1,220,701)

	JPY (millions)
Carrying amount	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2022	¥944,455	¥340,737	¥44,404	¥98,243	¥154,960	¥1,582,800
As of March 31, 2023	980,578	364,763	43,660	97,983	204,245	1,691,229
As of March 31, 2024	1,171,629	395,865	49,761	105,572	266,950	1,989,777

Leases
The changes in acquisition cost of property, plant and equipment for the years ended March 31, 2023 and 2024 include the following changes in ROU assets:

	JPY (millions)
Acquisition cost of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2022	¥525,118	¥13,940	¥351	¥539,410
Additions and other increases	31,585	6,828	2	38,416
Disposals and other decreases	(21,134)	(4,842)	(40)	(26,016)
Foreign currency translation differences	38,016	892	7	38,915
As of March 31, 2023	¥573,585	¥16,818	¥320	¥590,724
Additions and other increases	136,969	7,950	31	144,950
Disposals and other decreases	(36,468)	(4,840)	(33)	(41,341)
Reclassification to assets held for sale (Note 19)	(408)	(38)	(127)	(573)
Foreign currency translation differences	68,220	1,988	20	70,228
As of March 31, 2024	¥741,898	¥21,880	¥211	¥763,989
The changes in accumulated depreciation and accumulated impairment losses for the years ended March 31, 2023 and 2024 include the following changes in accumulated depreciation and accumulated impairment losses related to ROU assets:

	JPY (millions)
Accumulated depreciation and accumulated impairment losses of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2022	¥(124,166)	¥(7,072)	¥(234)	¥(131,472)
Depreciation expenses	(43,260)	(4,535)	(60)	(47,856)
Impairment losses	(43)	—	—	(43)
Disposals and other decreases	4,039	3,999	39	8,077
Foreign currency translation differences	(8,719)	(429)	(9)	(9,157)
As of March 31, 2023	¥(172,149)	¥(8,037)	¥(264)	¥(180,450)
Depreciation expenses	(45,635)	(5,286)	(33)	(50,954)
Disposals and other decreases	17,251	4,221	33	21,505
Reclassification to assets held for sale (Note 19)	405	38	120	562
Foreign currency translation differences	(20,368)	(865)	(16)	(21,249)
As of March 31, 2024	¥(220,496)	¥(9,930)	¥(160)	¥(230,586)

The carrying amount of property, plant and equipment includes the carrying amount of following ROU assets:

	JPY (millions)
Carrying amount of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2022	¥400,952	¥6,868	¥118	¥407,938
As of March 31, 2023	401,437	8,781	56	410,274
As of March 31, 2024	521,403	11,950	51	533,403

Takeda recognized expenses related to leases not included in the measurement of the lease liabilities as follows:

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Expense relating to short-term leases	¥4,458	¥4,521	¥4,312
Expense relating to leases of low-value assets that are not short-term leases expenses	1,304	1,255	887
Expense relating to variable lease payments	4,006	4,794	10,954
Total expenses not included in lease liabilities	¥9,768	¥10,570	¥16,152
Total cash outflow for leases not included in lease liabilities	¥9,768	¥10,570	¥16,152

The total cash outflow for leases on lease liabilities for the years ended March 31, 2022, 2023 and 2024 was JPY 53,628 million, JPY 59,981 million and JPY 75,412 million, respectively. Also, the total future cash outflow for leases not yet commenced to which Takeda is committed for the year ended March 31, 2024 is JPY 225,027 million.
Impairment
Takeda recognized the following impairment losses, which are reflected as follows, in the consolidated statements of profit or loss:

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Cost of sales	¥(261)	¥(375)	¥(6,225)
Selling, general and administrative expenses	(34)	(75)	—
Research and development expenses	—	—	(1,307)
Other operating expenses	(92)	(1,881)	(7,923)
Total	¥(388)	¥(2,331)	¥(15,454)
Impairment losses for the year ended March 31, 2022 resulted primarily from discontinued production facilities in Japan.
Impairment losses for the year ended March 31, 2023 resulted primarily from a decision to discontinue a production facility in Europe.
Impairment losses for the year ended March 31, 2024 resulted primarily from production facilities, whose recoverable amounts were nil, related to ALOFISEL (for complex Crohn's perianal fistulas) following topline results of the phase 3 ADMIRE-CD Ⅱ trial.
The carrying amounts of the impaired assets were reduced to the recoverable amounts, which were measured at fair value less costs of disposal. This fair value is classified as Level 3 in the fair value hierarchy.

11.    Goodwill

	JPY (millions)
	For the Year Ended March 31
	2023	2024
Acquisition cost
As of beginning of the year	¥4,407,749	¥4,790,723
Reclassification to assets held for sale (Note 19)	(5,951)	(6,626)
Foreign currency translation differences and others	388,925	625,970
As of end of the year	¥4,790,723	¥5,410,067

Carrying amount
As of beginning of the year	¥4,407,749	¥4,790,723
As of end of the year	4,790,723	5,410,067
Impairment Testing of Goodwill
For the years ended March 31, 2023 and 2024, respectively, goodwill was tested for impairment at the single operating segment level (one CGU), which is the level at which goodwill is monitored for internal management purposes. Impairment loss for goodwill is recognized if the recoverable amount of goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal, or value in use of the CGU.
For the years ended March 31, 2023 and 2024, respectively, Takeda did not record an impairment loss for goodwill as a result of the impairment testing performed as of January 1. Takeda’s market capitalization was compared to the book value of Takeda’s net assets and indicated a surplus as of January 1, 2023.
For the years ended March 31, 2023 and 2024, the recoverable amount of goodwill was assessed based on fair value less costs of disposal. The fair value less costs of disposal was determined by discounting the estimated future cash flows based on a 10-year projection using a terminal growth rate and a discount rate as well as deducting the estimated costs of disposal. The projection included the sales forecast related to certain products as the significant assumption, associated with product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market and loss of exclusivity. In setting the sales forecast, Takeda considered past experience, external sources of information, knowledge of competitor activity, and industry trends. The valuation methodology uses significant inputs which are not based on observable market data. Therefore, this fair value less costs of disposal is classified as level 3 in the fair value hierarchy.
Terminal growth rate and discount rate used in the discounted cash flow models for the impairment tests are as follows:

	For the Year Ended March 31
	2023	2024
Terminal growth rate	0.0%	0.0%
Discount rate (post-tax)	6.8%	6.2%
Terminal growth rate is based on management’s estimate of future long-term average growth rates. Discount rate is based on weighted average cost of capital (“WACC”) of Takeda.
The fair value less costs of disposal exceeded the carrying amount of the CGU, and a reasonable change in the assumptions used for the recoverable amount calculation would not result in an impairment.

12.     Intangible Assets

	JPY (millions)
Acquisition cost	Software	Intangible assets associated with products	Other	Total
As of April 1, 2022	¥182,778	¥6,240,818	¥11,554	¥6,435,150
Additions and other increases	36,984	676,156	295	713,436
Disposals and other decreases	(11,798)	(126,610)	(13)	(138,420)
Reclassification to assets held for sale (Note 19)	(1,012)	—	—	(1,012)
Foreign currency translation differences	12,607	533,707	3	546,317
As of March 31, 2023	¥219,559	¥7,324,072	¥11,839	¥7,555,471
Additions and other increases	47,179	124,878	206	172,263
Disposals and other decreases	(4,885)	(57,869)	(149)	(62,903)
Reclassification to assets held for sale (Note 19)	(266)	(33,052)	—	(33,318)
Foreign currency translation differences	27,529	942,404	48	969,980
As of March 31, 2024	¥289,116	¥8,300,433	¥11,944	¥8,601,492

Accumulated amortization and accumulated impairment losses
As of April 1, 2022	¥(76,634)	¥(2,539,461)	¥(510)	¥(2,616,606)
Amortization	(25,561)	(485,465)	(30)	(511,056)
Impairment losses	—	(57,341)	—	(57,341)
Disposals and other decreases	10,756	101,888	—	112,643
Reclassification to assets held for sale (Note 19)	397	—	—	397
Foreign currency translation differences	(5,177)	(208,672)	(2)	(213,851)
As of March 31, 2023	¥(96,220)	¥(3,189,051)	¥(542)	¥(3,285,813)
Amortization	(32,587)	(521,998)	(83)	(554,668)
Impairment losses	(3,126)	(166,278)	—	(169,405)
Reversal of impairment losses	—	35,686	—	35,686
Disposals and other decreases	4,614	57,838	11	62,462
Reclassification to assets held for sale (Note 19)	203	26,558	—	26,761
Foreign currency translation differences	(12,366)	(429,462)	(5)	(441,833)
As of March 31, 2024	¥(139,483)	¥(4,186,707)	¥(620)	¥(4,326,810)

Carrying amount
As of April 1, 2022	¥106,143	¥3,701,357	¥11,044	¥3,818,544
As of March 31, 2023	123,340	4,135,020	11,297	4,269,657
As of March 31, 2024	149,632	4,113,726	11,324	4,274,682
There were no material internally generated intangible assets recorded in the consolidated statements of financial position.

The intangible assets associated with products are comprised of the following:

	JPY (millions)
	Marketed products	In-process R&D	Carrying amount
As of April 1, 2022	¥3,389,453	¥311,904	¥3,701,357
As of March 31, 2023	3,164,380	970,640	4,135,020
As of March 31, 2024	3,148,680	965,045	4,113,726
Marketed products mainly represent license rights associated with commercialized products. In-process R&D mainly represents products in development and license rights obtained in connection with Takeda’s collaboration, in-licensing agreements and other asset acquisitions. These agreements relate to the right to sell products that are being developed (Note 13).
The table below provides information about significant intangible assets.

		JPY (millions) Carrying amount		Remaining amortization period
		As of March 31		As of March 31
		2023	2024	2024
Immunoglobulins	Marketed products	¥766,459	¥795,903	11 Years
TAK-279	In-process R&D	533,999	613,329	-
TAKHZYRO	Marketed products	546,336	562,434	10 Years
ADVATE & ADYNOVATE/ADYNOVI	Marketed products	278,463	269,275	6 Years
VYVANSE/ELVANSE	Marketed products	306,242	223,589	2 Years
ALUNBRIG	Marketed products	213,706	212,376	7 Years
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
During the year ended March 31, 2022, Takeda recorded impairment losses of JPY 67,721 million. The recoverable amount of the combined impaired assets amounted to JPY 38,951 million. The impairment losses primarily resulted from a decision to terminate development of a GI product and deterioration of the sales forecast for a rare diseases product. This was offset by a reversal of previously recorded impairment losses of JPY 13,595 million mainly related to a rare diseases product which Takeda made a decision to divest. The recoverable amount of the assets related to the reversal was JPY 22,415 million.
During the year ended March 31, 2023, Takeda recorded impairment losses of JPY 57,341 million, primarily resulted from a decision to terminate development of GI products, a decision to terminate a collaboration agreement of an oncology product, and a decision to discontinue manufacturing of a rare diseases product. The recoverable amount of the combined impaired assets amounted to JPY 20,545 million.
During the year ended March 31, 2024, Takeda recorded impairment losses of JPY 169,405 million, primarily resulted from JPY 73,979 million impairment losses for ALOFISEL (for complex Crohn's perianal fistulas) following topline results of the phase 3 ADMIRE-CD Ⅱ trial, JPY 28,477 million impairment charges for EXKIVITY (for the treatment of non-small cell lung cancer) following a decision to initiate a voluntary withdrawal globally, and impairment charges for certain assets related to in-process R&D assets including those related to TAK-007 and modakafusp alfa (TAK-573) in Oncology as results of decisions to terminate those programs. There were no recoverable amounts of the combined impaired assets. This was offset by a reversal of impairment losses of JPY 35,686 million related to EOHILIA (TAK-721), a therapy for eosinophilic esophagitis (EoE), following its approval by the U.S. Food and Drug Administration (FDA).

These losses are recognized mainly in amortization and impairment losses on intangible assets associated with products in the consolidated statements of profit or loss.

Impairment losses were calculated by deducting the recoverable amount from the carrying amount.
For the years ended March 31, 2022 and 2023, the recoverable amount was calculated at value in use and the significant assumptions used are as follows:

	Discount rate (Post-tax)	Discount rate (Pre-tax)
For the year ended March 31, 2022	6.5% - 14.0%	8.3% - 17.5%
For the year ended March 31, 2023	6.5% - 22.0%	8.6% - 27.5%
For the year ended March 31, 2024, the recoverable amount was measured at fair value less costs of disposal. This fair value is classified as Level 3 in the fair value hierarchy. The discount rate (post-tax) used for the measurement was 7.2%.
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
Under the terms of these collaborations, in-licensing arrangements, and other asset acquisitions, Takeda made the following payments:

	JPY (millions)
	For the Year Ended March 31
	2022	2023	2024
Initial up-front payments, milestone payments, and other asset acquisitions	¥44,944	¥676,156	¥124,878
Acquisition of shares of collaboration and in-licensing partners	785	494	2,050
The following is a description of Takeda’s significant collaborations, and in-licensing agreements, and other asset acquisitions which Takeda entered into for the past three fiscal years.
Nimbus Therapeutics, LLC (“Nimbus”)
In December 2022, Takeda entered into an agreement to acquire all shares of Nimbus Lakshmi, Inc., a wholly-owned subsidiary of Nimbus. The transaction closed in February 2023. Through this transaction, Takeda acquired TAK-279, formally known as NDI-034858, an oral, selective allosteric tyrosine kinase 2 (TYK2) inhibitor being evaluated for the treatment of multiple autoimmune diseases following successful recent Phase 2b results in psoriasis. Under the terms of the agreement, Takeda agreed to pay USD 4.0 billion upfront following the closing of the transaction*, and will pay 2 milestone payments of USD 1.0 billion each upon achieving annual net sales of USD 4.0 billion and USD 5.0 billion of products developed from the TAK-279 program.
In addition, in connection with the transaction, Takeda agreed to assume Nimbus’s obligations under a January 2022 settlement agreement with Bristol-Myers Squibb and its Celgene Corporation subsidiary (collectively, “BMS”) to make certain payments to BMS following the achievement of development, regulatory, and sales-based milestones for products developed from the TAK-279 program.
* Of the USD 4.0 billion upfront payment, USD 3.0 billion, USD 0.9 billion, and USD 0.1 billion were paid in February 2023, April 2023, and August 2023, respectively.

HUTCHMED (China) Limited and its subsidiary HUTCHMED Limited (collectively, “HUTCHMED”)
In January 2023, Takeda entered into an exclusive licensing agreement with HUTCHMED, for the further development and commercialization of fruquintinib outside of mainland China, Hong Kong and Macau. Approved in China in 2018 , fruquintinib is a highly selective and potent inhibitor of vascular endothelial growth factor receptors (VEGFR) -1, 2 and 3. Fruquintinib is orally administered and has the potential to be used across subtypes of refractory metastatic colorectal cancer (CRC), regardless of biomarker status. Under the terms of the agreement, Takeda received an exclusive worldwide license to develop and commercialize fruquintinib in all indications and territories outside of mainland China, Hong Kong and Macau. The transaction closed in March 2023. Subject to the terms of the agreement, Takeda paid HUTCHMED USD 400 million upfront in April 2023, and will pay up to USD 730 million in additional potential payments relating to regulatory, development and commercial sales milestones, as well as royalties on net sales.
Protagonist Therapeutics, Inc. (“Protagonist”)
In January 2024, Takeda signed a worldwide license and collaboration agreement with Protagonist for the development and commercialization of rusfertide, an investigational injectable hepcidin mimetic peptide of the natural hormone hepcidin, currently in a pivotal Phase 3 trial, VERIFY, for the treatment of Polycythemia Vera (PV). Under the terms of the agreement, Takeda paid USD 300 million upfront in April 2024. Protagonist is eligible to receive additional worldwide development and regulatory milestone payments, as well as commercial milestones and tiered royalties on ex-U.S. net sales. Protagonist remains responsible for research and development through the completion of the Phase 3 clinical trial and U.S. regulatory approval while Takeda has rights for ex-U.S. development and is responsible for leading global commercialization activities.
14.    Investments Accounted for Using the Equity Method
Financial information for associates accounted for using the equity method is as follows:
These amounts are based on the ownership interests of Takeda.

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Net profit (loss) for the year	¥(15,367)	¥(8,630)	¥6,473
Other comprehensive income (loss)	(497)	(892)	(1,793)
Total comprehensive income (loss) for the year	¥(15,863)	¥(9,522)	¥4,681
The carrying amount of the investments in associates accounted for using the equity method is as follows:

	JPY (millions) As of March 31
	2023	2024
Carrying amount of investments accounted for using the equity method	¥99,174	¥89,831

15.    Other Financial Assets

	JPY (millions) As of March 31
	2023	2024
Derivative assets (Note 27)	¥79,654	¥120,223
Investment in convertible notes at fair value through P&L (Note 27)	11,435	13,459
Investment in debt instruments at fair value through P&L (Note 27)	1,063	1,113
Investment in equity instruments at fair value through OCI (Note 27)	157,731	182,887
Financial assets associated with contingent consideration arrangements (Note 27)	23,806	12,293
Other	26,168	25,892
Total	¥299,857	¥355,866
Non-current	¥279,683	¥340,777
Current	¥20,174	¥15,089
As of March 31, 2023 and 2024, equity instruments included JPY 74,495 million and JPY 93,962 million, respectively, of investments in public companies. These are considered Level 1 in the fair value hierarchy as defined in Note 27. The remainder of the equity instruments primarily relates to investments acquired in connection with collaborations and licensing agreements (Note 13) and are considered Level 3 investments in the fair value hierarchy.
As of March 31, 2023 and 2024, financial assets associated with contingent consideration arrangements are assets mainly recognized in relation to the divestiture of XIIDRA (Note 27) and are considered Level 3 investments in the fair value hierarchy.
16.    Inventories

	JPY (millions) As of March 31
	2023	2024
Finished products and merchandise	¥269,042	¥349,590
Work-in-process	436,508	522,667
Raw materials and supplies	280,908	337,612
Total	¥986,457	¥1,209,869
The amount of inventory write-offs recognized was JPY 25,018 million, JPY 18,392 million, and JPY 26,335 million for the years ended March 31, 2022, 2023 and 2024 respectively, and was included in cost of sales.

17.    Trade and Other Receivables

	JPY (millions) As of March 31
	2023	2024
Trade receivables	¥674,691	¥718,675
Other receivables	73,999	55,964
Impairment loss allowance	(7,356)	(8,376)
Chargebacks and other allowances	(91,904)	(97,860)
Total	¥649,429	¥668,403
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
Trade and other receivables due from customers that Takeda has the option to factor are classified as investments in debt instruments measured at FVTOCI since they are held to collect and sell. As of March 31, 2023 and 2024, trade and other receivables measured at FVTOCI were JPY 71,080 million and JPY 83,734 million, respectively.
18.    Cash and Cash Equivalents

	JPY (millions) As of March 31
	2023	2024
Cash and deposits	¥229,557	¥205,190
Short-term investments	303,973	252,611
Total	¥533,530	¥457,800

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
Disposal Groups Held for Sale

	JPY (millions) As of March 31
	2023	2024
Property, plant and equipment	¥9,847	¥3,162
Goodwill	3,347	3,745
Intangible assets	402	62
Inventories	1,200	1,242
Trade and other receivables	—	767
Deferred tax assets	45	347
Other assets	395	13
Total assets	¥15,235	¥9,337

Trade and other payables	¥—	¥660
Deferred tax liabilities	—	307
Other liabilities	144	442
Total liabilities	¥144	¥1,410
The disposal groups held for sale consisted of the following and its fair value are classified as Level 3 in the fair value hierarchy as of March 31, 2023.
•The assets and liabilities such as intangible assets related to Shonan Health Innovation Park in Japan were classified as held for sale, following management decision and signing an agreement to transfer its operation business to iPi Business Preparation Company (iPark Institute Co., Ltd). The transfer of its operation business was completed in April 2023, and the impact from this transfer on the consolidated statements of profit or loss for the fiscal year ended March 31, 2023 was not material.
•Takeda entered into an agreement to transfer manufacturing operation of TACHOSIL in Austria and classified the corresponding assets such as goodwill and property, plant and equipment as held for sale.
•The assets such as property, plant and equipment were classified as held for sale following a sales agreement of Center for Learning and Innovation (CLI) in Japan.

Also, during the fiscal year ended March 31, 2023, Takeda classified the assets such as property, plant and equipment as held for sale related to an agreement to divest the manufacturing site in Norway and completed the divestiture. The proceeds from this divestiture comprised the majority of Takeda’s proceeds from sales of business (net of cash and cash equivalents divested) in the consolidated statements of cash flows of JPY 7,958 million for the fiscal year ended March 31, 2023.

The disposal groups held for sale consisted of the following and its fair value are classified as Level 3 in the fair value hierarchy as of March 31, 2024.
•The assets such as goodwill and property, plant and equipment were classified as held for sale during the fiscal year ended March 31, 2023, following an agreement Takeda entered into to transfer manufacturing operation of TACHOSIL in Austria. The transfer of the operation is completed in May 2024.
•Takeda entered into an agreement to divest Takeda’s entire shares of a wholly-owned subsidiary, Nihon Pharmaceutical Co. Ltd, and classified the corresponding assets and liabilities such as property, plant and equipment as held for sale.

In addition, during the fiscal year ended March 31, 2024, Takeda classified the assets and liabilities such as intangible assets and goodwill as held for sale related to an asset purchase agreement to transfer Instanyl and Matrifen and completed the divestiture in January 2024 (Note 5). The proceeds from this divestiture comprised the majority of Takeda’s proceeds from sales of business (net of cash and cash equivalents divested) in the consolidated statements of cash flows of JPY 19,959 million for the fiscal year ended March 31, 2024.

When disposal groups were classified as held for sale, Takeda recorded an impairment loss of JPY 4,693 million and JPY 1,685 million in other operating expenses (Note 5) during the year ended March 31, 2023 and 2024, respectively.

20.    Bonds and Loans

	JPY (millions) As of March 31
	2023	2024
Bonds	¥3,658,314	¥4,092,879
Short-term loans	256	251
Long-term loans	723,772	750,622
Total	¥4,382,341	¥4,843,752
Non-current	¥4,042,741	¥4,476,501
Current	¥339,600	¥367,251
The composition of bonds is as follows:

Instrument		JPY (millions) Carrying amount			Maturity
	Principal amount in contractual currency (millions)	As of March 31, 2023	As of March 31, 2024	Interest rate (%)
Hybrid subordinated bonds	¥500,000	498,876	499,614	1.720% per annum through October 6, 2024 and 6 month LIBOR (5) + margin (1.750-2.750%) thereafter	June 2079
2018 EUR Unsecured Senior Notes – fixed rate	€3,000	433,611	487,381	2.250-3.000%	November 2026 - November 2030
2018 USD Unsecured Senior Notes – fixed rate	$2,250 as of March 31, 2023 $1,750 as of March 31, 2024	298,842	263,701	5.000%	November 2028 (3)
Unsecured Senior Notes Assumed in Shire Acquisition	$4,000 as of March 31, 2023 $3,000 as of March 31, 2024	515,298	439,725	3.200%	September 2026 (2)
Unsecured Senior Notes Assumed in Shire Acquisition	$1,301	174,239	198,116	4.000-5.250%	June 2025 - June 2045
2020 USD Unsecured Senior Notes – fixed rate	$7,000	928,210	1,053,742	2.050-3.375%	March 2030 - July 2060
2020 EUR Unsecured Senior Notes – fixed rate	€3,600	519,808	584,105	0.750-2.000%	July 2027 - July 2040
JPY Unsecured Senior Bonds – fixed rate	¥250,000	249,429	249,495	0.400%	October 2031
Commercial Paper	¥40,000 as of March 31, 2023 ¥317,000 as of March 31, 2024	40,000	317,000	—	May 2024 - June 2024
Total		¥3,658,314	¥4,092,879

The composition of loans is as follows:

Instrument		JPY (millions) Carrying amount			Maturity
	Principal amount in contractual currency (millions)	As of March 31, 2023	As of March 31, 2024	Interest rate (%)
Syndicated Loans 2016	¥200,000 as of March 31, 2023 ¥100,000 as of March 31, 2024	200,000	100,000	0.300%	April 2026 (1)
Syndicated Loans 2017	¥113,500	113,500	113,500	0.350%	April 2027
USD Syndicated Loans 2017	$1,500	199,993	227,018	6 months Term SOFR + 0.42826% (4) + 0.500%	April 2027
Syndicated loans 2023	¥100,000	—	100,000	0.679%	April 2030 (1)
Bilateral Loans	¥210,000	210,000	210,000	0.190–0.815%	April 2024-March 2029
Other		534	355
Total		¥724,027	¥750,873

On April 26, 2023, Takeda repaid JPY 100.0 billion in Syndicated Loans falling due and on the same day entered into new Syndicated Loans of JPY 100.0 billion maturing on April 26, 2030(1). Following this, Takeda redeemed USD 1,000 million of unsecured senior notes issued in September 2016 on their maturity date of September 23, 2023(2). Furthermore, Takeda redeemed USD 500 million of unsecured senior notes issued in November 2018 on their maturity date of November 26, 2023(3). Takeda had short term commercial paper drawings outstanding of JPY 317.0 billion as of March 31, 2024.

Takeda transitioned away from LIBOR as a benchmark rate from July 1, 2023 in respect of the USD 1,500 million Syndicated Loans 2017 where 6 months USD LIBOR was replaced by 6 months Term SOFR + 0.42826% on interest payment dates from October 2023(4). The impact of the transition is not significant. In respect of the Hybrid subordinated bonds that attract a fixed interest rate until October 6, 2024 and 6 month JPY LIBOR plus margin thereafter, Takeda plans to call and replace the bond in full on the bond call date of October 6, 2024(5) with any replacement bond being priced off a Japanese Government Bond benchmark. There are no changes in Takeda’s risk management strategy arising from the replacement of the benchmark rate.

In September 2019, Takeda reached an agreement on a commitment facility of JPY 700.0 billion with various Japanese and non-Japanese banks. The commitment facility has a maturity of September 2026 and is available for general business use. There were no drawdowns on the JPY 700.0 billion commitment facility as of March 31, 2023 and 2024, respectively.

There are long-term financing agreements that contain financial covenants, a key one of which requires Takeda’s ratio of consolidated Adjusted Net Debt to Adjusted EBITDA, as defined in the loan agreements, for the previous twelve-month period to not surpass certain levels as of March 31 and September 30 of each year. Takeda was in compliance with all financial covenants as of March 31, 2023 and 2024, respectively.

In 2017, Takeda entered into USD to JPY cross currency interest rate swap agreements to fix the interest rate for USD 925 million of the floating rate USD Syndicated Loans 2017. In respect of the remaining USD 575 million of the floating rate USD Syndicated Loans 2017, Takeda entered into a cross currency interest rate swap agreement to fix the applicable interest rate. Furthermore, in 2020, Takeda entered into USD to JPY cross currency interest rate swaps of USD 5,750 million in respect of USD 1,750 million of the fixed rate 2018 USD Unsecured Senior Notes and USD 4,000 million of the fixed rate 2020 USD Unsecured Senior Notes. During the fiscal year ended March 31, 2024, cross currency interest rate swaps of USD 4,250 million out of the USD 5,750 million entered in 2020 were terminated, and Takeda entered into new cross currency interest rate swaps of same amount and terms in June and July 2023.

21.    Other Financial Liabilities

	JPY (millions) As of March 31
	2023	2024
Derivative liabilities (Note 27)	¥40,721	¥25,108
Lease liabilities (Note 27)	479,351	619,639
Financial liabilities associated with programs to sell certain receivables	78,041	79,062
Financial liabilities associated with contingent consideration arrangements (Note 27)	8,139	7,772
Other	113,554	99,673
Total	¥719,806	¥831,254
Non-current	¥534,269	¥687,833
Current	¥185,537	¥143,421
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

The amounts recognized in the consolidated statements of profit or loss and the consolidated statements of financial position are as follows:

Consolidated statements of profit or loss

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Japan	¥2,992	¥2,990	¥2,741
Foreign	14,387	13,782	15,956
Defined benefit costs	¥17,379	¥16,772	¥18,697
Consolidated statements of financial position

	JPY (millions) As of March 31, 2023
	Japan	Foreign	Total
Present value of defined benefit obligations	¥153,371	¥247,725	¥401,096
Fair value of plan assets	217,296	128,333	345,630
Effect of asset ceiling	41,311	—	41,311
Net defined benefit liabilities (assets)	¥(22,614)	¥119,392	¥96,777

Consolidated statements of financial position
Net defined benefit liabilities	¥8,202	¥119,392	¥127,594
Net defined benefit assets	30,816	—	30,816
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(22,614)	¥119,392	¥96,777

	JPY (millions) As of March 31, 2024
	Japan	Foreign	Total
Present value of defined benefit obligations	¥143,712	¥301,078	¥444,790
Fair value of plan assets	¥226,229	¥165,514	¥391,743
Effect of asset ceiling	63,422	—	63,422
Net defined benefit liabilities (assets)	¥(19,096)	¥135,564	¥116,469

Consolidated statements of financial position
Net defined benefit liabilities	¥8,317	¥135,564	¥143,882
Net defined benefit assets	27,413	—	27,413
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(19,096)	¥135,564	¥116,469
Net defined benefit assets were included in other non-current assets on the consolidated statements of financial position.

Defined benefit obligations
A summary of changes in present value of the defined benefit obligations for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31, 2023
	Japan	Foreign	Total
At beginning of the year	¥168,449	¥254,462	¥422,912
Current service cost	3,174	10,787	13,961
Interest cost	1,371	5,838	7,209
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	164	102	266
From changes in financial assumptions	(10,735)	(42,603)	(53,338)
Experience adjustments	459	3,477	3,935
Past service cost	—	(38)	(38)
Benefits paid	(9,511)	(9,955)	(19,467)
Contributions by the employees	—	3,807	3,807
Foreign currency translation differences	—	21,849	21,849
At end of the year	¥153,371	¥247,725	¥401,096

	JPY (millions) For the Year Ended March 31, 2024
	Japan	Foreign	Total
At beginning of the year	¥153,371	¥247,725	¥401,096
Current service cost	3,004	11,233	14,236
Interest cost	2,078	9,427	11,505
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	(341)	197	(143)
From changes in financial assumptions	(5,508)	11,387	5,879
Experience adjustments	426	(4,628)	(4,202)
Past service cost	—	(67)	(67)
Benefits paid	(9,318)	(12,939)	(22,257)
Contributions by the employees	—	4,610	4,610
Foreign currency translation differences	—	34,132	34,132
At end of the year	¥143,712	¥301,078	¥444,790
The remaining weighted average duration of the defined benefit obligations was 12.6 years and 12.5 years as of March 31, 2023 and 2024, respectively.
Significant actuarial assumptions used to determine the present value are as follows:

	Discount rate	Future salary increases
As of March 31, 2023
Japan	1.3%	—
Foreign	3.4%	3.0%
As of March 31, 2024
Japan	1.7%	—
Foreign	3.0%	3.1%

Takeda has cash balance plans and the future salary increases are not used to determine the present value of the defined benefit obligations for those plans. As of March 31, 2023 and 2024, future salary increases were not used to determine the present value of the defined benefit obligations related to all the defined benefit plans in Japan and certain plans in foreign countries.
A 0.5% change in these actuarial assumptions would affect the present value of defined benefit obligations at the end of the reporting period, while holding all other assumptions constant, by the amounts shown below:

	JPY (millions)
	Discount Rate		Future Salary Increases
	Change in assumption	Impact	Change in assumption	Impact
As of March 31, 2023
Japan	+0.50%	(9,235)	+0.50%	—
	-0.50%	10,000	-0.50%	—
Foreign	+0.50%	(14,411)	+0.50%	3,578
	-0.50%	15,931	-0.50%	(3,278)
As of March 31, 2024
Japan	+0.50%	(8,414)	+0.50%	—
	-0.50%	9,092	-0.50%	—
Foreign	+0.50%	(17,458)	+0.50%	4,463
	-0.50%	19,599	-0.50%	(4,129)
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
A summary of changes in fair value of plan assets for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31
	2023	2024
Balance at beginning of the year	¥342,503	¥345,630
Interest income on plan assets	4,608	7,527
Remeasurement of defined benefit plans Return on plan assets	(15,712)	15,923
Contributions by the employer	12,769	14,758
Contributions by the employees	3,807	4,610
Benefits paid	(13,589)	(15,161)
Foreign currency translation differences	11,244	18,457
Balance at end of the year	¥345,630	¥391,743
Takeda expects to contribute JPY 19,222 million to the defined benefit plans for the year ending March 31, 2025.

The breakdown of fair value by asset class is as follows:

	JPY (millions) As of March 31
	2023		2024
	With quoted prices in active markets	No quoted prices in active markets	With quoted prices in active markets	No quoted prices in active markets
Equities:
Japan	¥9,911	¥2,178	¥11,796	¥2,803
Foreign	38,277	81,265	53,396	86,372
Bonds:
Japan	14,567	17,405	399	17,276
Foreign	10,407	33,893	33,153	79,251
Life insurance company general accounts	—	70,775	—	70,070
Investment trust funds	—	40,026	—	—
Cash and cash equivalent	7,681	—	10,951	—
Others	517	18,727	1,541	24,736
Total plan assets	¥81,360	¥264,269	¥111,236	¥280,507
Equities and bonds with no quoted prices in active markets include pooled funds that are primarily invested in listed securities on active markets. Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on a pooled basis.
Changes in effect of asset ceiling for the periods presented are as follows:

	JPY (millions) For the Year Ended March 31
	2023	2024
Balance at beginning of the year	¥30,953	¥41,311
Interest income	248	549
Remeasurement Changes in effect of asset ceiling	10,110	21,561
Balance at end of the year	¥41,311	¥63,422
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
The amount of defined contribution costs was JPY 37,345 million, JPY 46,446 million, and JPY 60,521 million for the years ended March 31, 2022, 2023, and 2024, respectively. These amounts include contributions to publicly provided plans.
Other Employee Benefit Expenses
Major employee benefit expenses other than retirement benefits for each fiscal year are as follows:

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Salary	¥458,039	¥573,080	¥688,316
Bonuses	127,888	133,792	161,821
Other	187,440	237,857	274,094
The above table does not include severance expenses.

23.    Provisions
The movements in the provisions are as follows:

	JPY (millions)
	Litigation (Note 32)	Restructuring	Rebates and return reserves	Other	Total
As of April 1, 2022	¥42,869	¥13,353	¥404,982	¥34,497	¥495,701
Increases	25,096	7,807	1,005,330	17,095	1,055,328
Decreases (utilized)	(3,981)	(12,098)	(953,287)	(16,538)	(985,905)
Decreases (reversed)	(95)	(1,066)	(25,624)	(11,200)	(37,985)
Foreign currency translation differences	402	956	33,813	2,019	37,190
As of March 31, 2023	¥64,290	¥8,951	¥465,214	¥25,874	¥564,329
Increases	54,679	14,326	956,682	10,864	1,036,551
Decreases (utilized)	(93,016)	(10,716)	(993,456)	(12,106)	(1,109,294)
Decreases (reversed)	(6,864)	(1,664)	(30,307)	(5,734)	(44,568)
Foreign currency translation differences	3,253	1,205	85,127	2,191	91,775
As of March 31, 2024	¥22,342	¥12,102	¥483,259	¥21,089	¥538,793
The current portion of the provision is JPY 443,502 million, JPY 508,360 million and JPY 524,420 million as of April 1, 2022, March 31, 2023 and 2024, respectively. The non-current portion of the provision is JPY 52,199 million, JPY 55,969 million and JPY 14,373 million as of April 1, 2022, March 31, 2023 and 2024, respectively.
Restructuring
Takeda has various restructuring efforts in place during the years ended March 31, 2022, 2023 and 2024, in connection with the following:
•Integration of Shire - In the years ended March 31, 2022 and 2023, Takeda directed various restructuring efforts following the Shire acquisition. The integration of Shire includes initiatives to consolidate systems, sites, and functions, and to optimize the workforce.
•Various other efforts to improve the efficiency of its operations and related facilities.
A restructuring provision is recorded when Takeda has developed a detailed formal plan for the restructuring and, through an execution of the plan or an announcement of its main features to those affected by it, a valid expectation has been raised in those affected by the plan that the plan will be implemented. Takeda records the provision and associated expenses based on estimated costs associated with the plan. The ultimate cost and the timing of any payments under the plan will be impacted by the actual timing of the actions and the actions of employees impacted by the restructuring activities.
Restructuring expenses recorded for the fiscal years ended March 31, 2022, 2023 and 2024 are as follows:

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Cash:
Severance	¥15,230	¥10,605	¥13,685
Consulting fees	2,963	12,709	11,528
Other	65,163	33,601	48,622
Total	¥83,357	¥56,915	¥73,835
Non-Cash:
Depreciation and impairment	¥479	¥2,320	¥7,523
Total	¥83,836	¥59,234	¥81,358
Other restructuring expenses for the fiscal years ended March 31, 2022, 2023 and 2024 include personnel expenses of JPY 9,420 million, JPY 9,683 million, and JPY 9,769 million, respectively, and mainly related to retention bonus and salary of employees fully dedicated to restructuring programs. Also, other restructuring expenses for the fiscal years ended March 31, 2022 and 2023 include expenses related to system optimization by the integration of Shire in digital transformation initiatives and those expenses for the fiscal year ended March 31, 2024 include expenses related to lease termination agreement to consolidate the offices for the purpose of maximizing organizational effectiveness.
The Company’s Board of Directors held on May 9, 2024 approved a multi-year efficiency program and, primarily as a result of the program, a restructuring expense of JPY 140,000 million is projected to be incurred in the fiscal year ending March 31, 2025.

Rebates and Returns
Takeda has recognized a provision related mainly to sales rebates and returns for products and merchandises. The balances stated in the summary table above include provisions of JPY 293,385 million and JPY 253,832 million as of March 31, 2023 and 2024, respectively, for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. State and Federal government health programs, such as U.S. Medicaid and U.S. commercial managed care programs. These are expected to be paid out generally within one year. Return reserves are recorded primarily for credits expected to be issued to customers for certain expired product that will be returned. Sales rebates and sales returns reserves are reviewed and updated monthly or when there is a significant change in its amount.
Other
Other provisions are primarily related to asset retirement obligations, contract termination fees and onerous contracts.
24.    Other Liabilities

	JPY (millions) As of March 31
	2023	2024
Accrued expenses	¥531,891	¥627,659
Deferred income	32,103	30,015
Other	68,083	42,439
Total	¥632,078	¥700,112
Non-current	¥65,389	¥80,938
Current	¥566,689	¥619,174
Accrued expenses include accrued employee benefit expenses of JPY 229,130 million and JPY 283,359 million as of March 31, 2023 and 2024, respectively.
Deferred income includes contract liabilities related to out-licensing agreements, product procurement and supply agreements, and government grants for the purchase of property, plant and equipment. The grants received were JPY 15,894 million and JPY 14,211 million during the years ended March 31, 2023 and 2024, respectively. The primary government grants relate to funding a portion of Takeda’s investment in the development and production of vaccines. Takeda was reimbursed for investments it made in facilities. The grant income is recognized over the life of the associated assets and is recorded as an offset to the depreciation expense included in cost of sales, selling, general and administrative expenses, and research and development expenses.
25.    Trade and Other Payables

	JPY (millions) As of March 31
	2023	2024
Trade payables	¥307,453	¥319,955
Other payables	341,780	227,566
Total	¥649,233	¥547,521

26.    Equity and Other Equity Items

	Thousands of Shares For the Year Ended March 31
	2023	2024
Authorized shares as of the beginning of the year	3,500,000	3,500,000
Shares issued:
At the beginning of the year	1,582,253	1,582,296
Exercise of stock options	44	123
Issuance of shares	—	—
As of the end of the year	1,582,296	1,582,419
The shares issued by the Company are ordinary shares with no par value that have no restrictions on any rights. The number of treasury shares included in the above shares issued was 31,892 thousand shares, 27,767 thousand shares, and 13,405 thousand shares as of April 1, 2022, March 31, 2023, and 2024, respectively. The number of treasury shares as of April 1, 2022, March 31, 2023 and 2024 includes 9,161 thousand shares, 6,215 thousand shares and 5,888 thousand shares, respectively, held by the Employee Stock Ownership Plan (“ESOP”) Trust and the Board Incentive Plan (“BIP”) Trust. During the year ended March 31, 2023, the ESOP and BIP Trust acquired 554 thousand shares and sold 3,500 thousand shares. During the year ended March 31, 2024, the ESOP and BIP Trust acquired 520 thousand shares and sold 847 thousand shares.
During the year ended March 31, 2023, the Company conducted the disposal of 8,091 thousand treasury shares under Long Term Incentive Plan (“LTIP”) for the Company Group employees overseas. The disposal of treasury shares resulted in a decrease in treasury shares of JPY 27,599 million. During the year ended March 31, 2024, the Company conducted the disposal of 13,958 thousand treasury shares under LTIP for the Company Group employees overseas. The disposal of treasury shares resulted in a decrease in treasury shares of JPY 47,614 million. The shares of the Company’s common stock and treasury shares were converted into the Company’s American Depositary Shares (“ADSs”) and settled with employees.
During the year ended March 31, 2023, Takeda acquired 6,908 thousand shares of its common stock for JPY 24,993 million, and the acquisition in accordance with the resolution on the acquisition of its own shares at the Board of Directors Meeting held on October 28, 2021 was completed.

Dividends declared and paid	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2021, to March 31, 2022
Q1 2021	¥141,859	¥90.00	March 31, 2021	June 30, 2021
Q3 2021	142,387	90.00	September 30, 2021	December 1, 2021
April 1, 2022, to March 31, 2023
Q1 2022	140,365	90.00	March 31, 2022	June 30, 2022
Q3 2022	140,474	90.00	September 30, 2022	December 1, 2022
April 1, 2023, to March 31, 2024
Q1 2023	140,475	90.00	March 31, 2023	June 29, 2023
Q3 2023	148,037	94.00	September 30, 2023	December 1, 2023
Dividends declared for which the effective date falls in the following fiscal year are as follows:

Dividends declared	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2024, to March 31, 2025
Q1 2024	148,041	¥94.00	March 31, 2024	June 27, 2024

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
Financial Assets and Liabilities

	JPY (millions) As of March 31, 2023
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Equity instruments	¥—	¥157,731	¥—	¥—	¥—	¥157,731
Derivative financial instruments	—	—	17,131	62,522	—	79,654
Investments in convertible notes	—	—	11,435	—	—	11,435
Investments in debt instruments	—	—	1,063	—	—	1,063
Financial assets associated with contingent consideration arrangements	—	—	23,806	—	—	23,806
Trade and other receivables	—	71,080	—	—	—	71,080
Total	¥—	¥228,811	¥53,435	¥62,522	¥—	¥344,769

Financial assets not measured at fair value
Other financial assets -
Other	¥26,168	¥—	¥—	¥—	¥—	¥26,168
Trade and other receivables	578,349	—	—	—	—	578,349
Cash and cash equivalents	533,530	—	—	—	—	533,530
Total	¥1,138,047	¥—	¥—	¥—	¥—	¥1,138,047

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥15,261	¥25,460	¥—	¥40,721
Financial liabilities associated with contingent consideration arrangements	—	—	8,139	—	—	8,139
Total	¥—	¥—	¥23,400	¥25,460	¥—	¥48,860

Financial liabilities not measured at fair value
Other financial liabilities -
Lease liabilities	¥—	¥—	¥—	¥—	¥479,351	¥479,351
Other	—	—	—	—	191,595	191,595
Trade and other payables	—	—	—	—	649,233	649,233
Bonds and loans	—	—	—	—	4,382,341	4,382,341
Total	¥—	¥—	¥—	¥—	¥5,702,520	¥5,702,520

	JPY (millions) As of March 31, 2024
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Equity instruments	¥—	¥182,887	¥—	¥—	¥—	¥182,887
Derivative financial instruments	—	—	17,617	102,606	—	120,223
Investments in convertible notes	—	—	13,459	—	—	13,459
Investments in debt instruments	—	—	1,113	—	—	1,113
Financial assets associated with contingent consideration arrangements	—	—	12,293	—	—	12,293
Trade and other receivables	—	83,734	—	—	—	83,734
Total	¥—	¥266,621	¥44,482	¥102,606	¥—	¥413,709

Financial assets not measured at fair value
Other financial assets -
Other	¥25,892	¥—	¥—	¥—	¥—	¥25,892
Trade and other receivables	584,669	—	—	—	—	584,669
Cash and cash equivalents	457,800	—	—	—	—	457,800
Total	¥1,068,361	¥—	¥—	¥—	¥—	¥1,068,361

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥13,783	¥11,325	¥—	¥25,108
Financial liabilities associated with contingent consideration arrangements	—	—	7,772	—	—	7,772
Other	—	—	1,797	—	—	1,797
Total	¥—	¥—	¥23,352	¥11,325	¥—	¥34,677

Financial liabilities not measured at fair value
Other financial liabilities -
Lease liabilities	¥—	¥—	¥—	¥—	¥619,639	¥619,639
Other	—	—	—	—	176,938	176,938
Trade and other payables	—	—	—	—	547,521	547,521
Bonds and loans	—	—	—	—	4,843,752	4,843,752
Total	¥—	¥—	¥—	¥—	¥6,187,850	¥6,187,850
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

	JPY (millions) As of March 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	¥—	¥10,542	¥6,589	¥17,131
Investment in convertible notes	—	—	11,435	11,435
Investment in debt instruments	—	—	1,063	1,063
Financial assets associated with contingent consideration arrangements	—	—	23,806	23,806
Derivatives for which hedge accounting is applied	—	62,522	—	62,522
Financial assets measured at fair value through OCI
Trade and other receivables	—	71,080	—	71,080
Equity instruments	74,495	—	83,236	157,731
Total	¥74,495	¥144,144	¥126,129	¥344,769

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	¥—	¥8,672	¥6,589	¥15,261
Financial liabilities associated with contingent consideration arrangements	—	—	8,139	8,139
Derivatives for which hedge accounting is applied	—	25,460	—	25,460
Total	¥—	¥34,131	¥14,728	¥48,860

	JPY (millions) As of March 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	¥—	¥8,511	¥9,106	¥17,617
Investment in convertible notes	—	—	13,459	13,459
Investment in debt instruments	—	—	1,113	1,113
Financial assets associated with contingent consideration arrangements	—	—	12,293	12,293
Derivatives for which hedge accounting is applied	—	102,606	—	102,606
Financial assets measured at fair value through OCI
Trade and other receivables	—	83,734	—	83,734
Equity instruments	93,962	—	88,925	182,887
Total	¥93,962	¥194,851	¥124,896	¥413,709

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	¥—	¥4,677	¥9,106	¥13,783
Financial liabilities associated with contingent consideration arrangements	—	—	7,772	7,772
Other	—	—	1,797	1,797
Derivatives for which hedge accounting is applied	—	11,325	—	11,325
Total	¥—	¥16,002	¥18,675	¥34,677

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
Equity investments and investments in debt instruments are not held for trading. If equity instruments or investments in debt instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt instruments are not quoted in an active market, the fair value is calculated utilizing an adjusted book value per share method or EBITDA multiples approach based on available information as of each period-end-date and comparable companies. The principal input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt instruments classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 5.2 times to 13.0 times. During the years ended March 31, 2023 and 2024, cumulative gains or losses on equity investments of JPY 6,935 million and JPY (1,224) million were reclassified from other comprehensive income to retained earnings, respectively, upon the disposal of certain equity investments in publicly traded companies. The fair value of these investments on the dates of disposal during the years ended March 31, 2023 and 2024 were JPY 21,800 million and JPY 6,458 million, respectively. The investments were disposed of after management’s assessment of these investments relative to the investment strategy.
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
The fair value of the other financial liabilities is measured using the discounted cash flow model.
Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the years ended March 31, 2023 and 2024. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. During the years ended March 31, 2023 and 2024, the companies listed its equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the years ended March 31, 2023 and 2024, respectively. There were no other significant transfers between levels of the fair value hierarchy during the years ended March 31, 2023 and 2024.

Level 3 financial assets fair values
Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the years ended March 31, 2023 and 2024. The disclosure related to Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in Financial liabilities associated with contingent consideration arrangements. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for Level 3 financial assets.

	JPY (millions) For the Year Ended March 31
	2023		2024
	Financial assets associated with contingent consideration arrangements	Equity instruments	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the year	¥26,852	¥64,263	¥23,806	¥83,236
Changes recognized as finance income (expenses)	1,905	—	(702)	—
Changes in fair value of financial assets associated with contingent consideration due to other elements than time value	(3,412)	—	(12,415)	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	2,182	8,244	1,604	4,900
Settled and received during the period	(3,722)	—	—	—
Purchases	—	8,527	—	1,760
Sales	—	(22)	—	(217)
Transfers to Level 1	—	(1,711)	—	(5,008)
Acquisition from conversion of convertible notes	—	1,368	—	4,254
Transfers from investments accounted for using the equity method	—	3,404	—	—
Transfers to investments accounted for using the equity method	—	(837)	—	—
As of the end of the year	¥23,806	¥83,236	¥12,293	¥88,925
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
As of March 31, 2023 and 2024, the balance primarily relates to pre-existing contingent consideration arrangements from historical acquisitions.
The fair value of financial liabilities associated with contingent consideration arrangements could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.

The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy. The following table shows a reconciliation from the opening balances to the closing balances and payment term for financial liabilities associated with contingent consideration arrangements for the years ended March 31, 2023 and 2024, respectively. There are no significant changes in fair value during the changes in significant assumptions which influence the fair value measurement for financial liabilities associated with contingent consideration arrangements.

	JPY (millions) For the Year Ended March 31
	2023	2024
As of the beginning of the year	¥5,844	¥8,139
Changes in the fair value during the period	2,605	8,678
Settled and paid during the period	(728)	(9,032)
Foreign currency translation differences	418	(13)
As of the end of the year	¥8,139	¥7,772

	JPY (millions) As of March 31
	2023	2024
Payment term (undiscounted)
Within one year	¥918	¥2,207
Between one and three years	4,537	3,698
Between three and five years	2,980	1,855
More than five years	1,031	1,171
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

	JPY (millions) As of March 31
	2023		2024
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	¥3,618,314	¥3,291,147	¥3,775,879	¥3,420,668
Long-term loans	723,772	721,419	750,622	746,831
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
Takeda uses forward exchange contracts, currency swaps, and currency options to hedge individually significant foreign currency transactions. Takeda has also designated loans and bonds denominated in the US dollar and Euro and certain forward exchange contracts as hedging instruments of net investments in foreign operations. As of March 31, 2023 and 2024, the total fair value of the foreign currency denominated loans was JPY 200,491 million and JPY 227,309 million, respectively, and the total fair value of the foreign currency denominated bonds was JPY 2,548,795 million and JPY 2,679,660 million, respectively.

Takeda is exposed mainly to foreign currency risks of the US dollar and Euro. The fair values of Takeda’s financial instrument holdings are analyzed to determine their sensitivity to changes in foreign exchange rates. Our analysis shows that if the JPY were to change against all other currencies by 5%, as of March 31, 2023 and 2024, the hypothetical impact on net income would not be material. This analysis assumes that all other variables, in particular interest rates, remain constant and that a change in one currency’s rate relative to the JPY would not have any effect on another currency’s rate relative to the JPY. In addition, this analysis does not include the effects of foreign currency translation on financial instruments that are denominated in the functional currency of the entity holding them.

	JPY (millions) As of March 31, 2023
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥975,368	¥—	¥(4,799)
United States Dollar	179,942	—	(341)
Buying:
Euro	1,056,070	—	31
Currency swaps:
Buying:
United States Dollar	717,114	717,114	41,044

	JPY (millions) As of March 31, 2024
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥710,301	¥—	¥(9,663)
United States Dollar	170,364	—	(2,618)
Buying:
Euro	336,271	—	6,268
Currency swaps:
Buying:
United States Dollar	874,974	874,974	95,368
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

	JPY (millions) As of March 31
	Contract amount	Contract amount to be settled in more than one year	Fair value
2023	¥1,098,862	¥1,048,862	¥44,042
2024	1,322,069	1,052,069	101,128
The fair values of Takeda’s financial instrument holdings are analyzed to determine their sensitivity to interest rate changes. Our analysis shows that if there were a 1% change in interest rates, as of March 31, 2023 and 2024, the hypothetical impact on net income would not be material. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.
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

Our analysis shows that if the market price of equity instruments held by Takeda and investments in trusts which hold equity instruments on behalf of Takeda had changed by 10%, as of March 31, 2023 and 2024, the hypothetical impact on other comprehensive income would not be material. This analysis assumes that all other variables, in particular interest rates and foreign currency exchange rates, remain constant. There is no impact on net income because the changes in the fair value of equity instruments are recognized directly in equity.

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

		JPY (millions) As of March 31, 2023
	Notional	Carrying amount – assets	Carrying amount – liabilities	Line item in the statement of financial position where hedging instrument is included	Average rate used for the fair value of the hedging instrument
Cash flow hedges
Interest risk
Interest rate swaps	USD 575 million	¥5,148	¥—	Other financial assets	2.83%
	JPY 75,000 million	—	50	Other financial liabilities	0.56%
Forward interest rate	JPY 230,000 million	—	2,100	Other financial liabilities	0.54%
Currency and interest risk
Currency and interest rate swaps	USD 6,675 million	55,223	14,179	Other financial assets /liabilities	107.43 JPY 1.85%
Net investment hedges
Foreign currency denominated bonds and loans	USD 4,086 million	—	545,327	Bonds and loans
	EUR 6,591 million	—	957,993	Bonds and loans
Forward exchange contracts	USD 1,368 million	728	1,069	Other financial assets /liabilities
	EUR 4,384 million	1,424	8,062	Other financial assets /liabilities

	JPY (millions) As of March 31, 2023
	Balance in cash flow hedges and net investment hedges	Balance in hedge cost reserve
Cash flow hedges
Interest risk
Interest rate swaps	¥2,948	¥—
Forward interest rate	(21,182)	—
Currency and interest risk
Currency and interest rate swaps	(72,678)	(23,127)
Currency risk
Hedge related to acquisition	3,560	—
Net investment hedges
Foreign currency denominated bonds and loans	188,343	—
Forward exchange contracts	80,584	—

	JPY (millions) For the year ended March 31, 2023
	Amounts recognized in OCI		Amount reclassified to profit or loss
	Change in fair value of hedging instruments	Hedging costs	Cash flow hedge	Hedging costs	Line item in which reclassification adjustment is included
Cash flow hedges
Interest risk
Interest rate swaps	¥3,993	¥—	¥(360)	¥—	Finance income
Forward interest rate	(2,123)	—	2,312	—	Finance expenses
Currency and interest risk
Currency and interest rate swaps	54,566	(21,426)	(89,289)	(3,052)	Finance income and Finance expenses
Net investment hedges
Foreign currency denominated bonds and loans	142,456	—	—	—
Forward exchange contracts	25,806	—	—	—

The following tables represent the items designated as hedging instruments, amounts within other components of equity related to items designated as hedged items and amounts of changes in fair value of hedging instruments recorded in other comprehensive income and the amounts reclassified from the hedging reserve to profit or loss as of and for the year ended March 31, 2024:

		JPY (millions) As of March 31, 2024
	Notional	Carrying amount – assets	Carrying amount – liabilities	Line item in the statement of financial position where hedging instrument is included	Average rate used for the fair value of the hedging instrument
Cash flow hedges
Interest risk
Interest rate swaps	USD 575 million	¥7,172	¥—	Other financial assets	2.83%
	JPY 90,000 million	33	0	Other financial assets /liabilities	0.57%
Forward interest rate	JPY 270,000 million	34	1,477	Other financial assets /liabilities	0.53%
Currency and interest risk
Currency and interest rate swaps	USD 6,675 million	95,368	—	Other financial assets	131.08 JPY (0.09)%
Net investment hedges
Foreign currency denominated bonds and loans	USD 3,581 million	—	542,399	Bonds and loans
	EUR 6,628 million	—	1,081,796	Bonds and loans
Forward exchange contracts	USD 1,168 million	—	2,618	Other financial liabilities
	EUR 1,000 million	—	7,229	Other financial liabilities

	JPY (millions) As of March 31, 2024
	Balance in cash flow hedges and net investment hedges	Balance in hedge cost reserve
Cash flow hedges
Interest risk
Interest rate swaps	¥4,063	¥—
Forward interest rate	(19,283)	—
Currency and interest risk
Currency and interest rate swaps	(52,236)	(15,930)
Currency risk
Hedge related to acquisition	3,560	—
Net investment hedges
Foreign currency denominated bonds and loans	344,866	—
Forward exchange contracts	189,796	—

	JPY (millions) For the year ended March 31, 2024
	Amounts recognized in OCI		Amount reclassified to profit or loss
	Change in fair value of hedging instruments	Hedging costs	Cash flow hedge	Hedging costs	Line item in which reclassification adjustment is included
Cash flow hedges
Interest risk
Interest rate swaps	¥4,098	¥—	¥(2,492)	¥—	Finance income
Forward interest rate	387	—	2,349	—	Finance expenses
Currency and interest risk
Currency and interest rate swaps	166,574	12,392	(137,122)	(2,024)	Finance income and Finance expenses
Net investment hedges
Foreign currency denominated bonds and loans	169,111	—	—	—
Forward exchange contracts	109,212	—	—	—
The amount relating to the ineffectiveness recorded in profit or loss was immaterial for the years ended March 31, 2023 and 2024. The amount of hedging gains/losses recorded in other comprehensive income and reclassified to profit or loss as hedged future cash flows were no longer expected to occur was not material for the years ended March 31, 2023 and 2024.
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
Takeda utilizes factoring arrangements for selected trade receivables. Under these programs, trade receivables sold are derecognized when the risks and rewards of ownership have been transferred. Amounts due from customers that are subject to the factoring arrangements but have not been factored at fiscal year end are disclosed in Note 17.
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
The following represents the carrying amount of the trade receivables categorized by due date and the analysis of impairment loss allowance as of March 31, 2023 and 2024:

	JPY (millions) except for percentage As of March 31, 2023
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥499,795	¥23,676	¥14,999	¥8,975	¥19,912	¥15,430	¥582,787
Impairment loss allowance	(2,219)	(66)	(66)	(33)	(694)	(4,278)	(7,356)
Net carrying amount	497,576	23,610	14,933	8,942	19,218	11,152	575,431
Weighted average loss rate (%)	0.4%	0.3%	0.4%	0.4%	3.5%	27.7%	1.3%

	JPY (millions) except for percentage As of March 31, 2024
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥527,383	¥34,960	¥12,645	¥3,956	¥21,492	¥20,379	¥620,815
Impairment loss allowance	(2,482)	(107)	(143)	(99)	(450)	(5,095)	(8,376)
Net carrying amount	524,901	34,853	12,502	3,857	21,042	15,284	612,439
Weighted average loss rate (%)	0.5%	0.3%	1.1%	2.5%	2.1%	25.0%	1.3%
Management believes that the unimpaired amounts that are past due are still collectible in full, based on historical payment behavior and extensive analysis of customer credit risk.
As of March 31, 2023 and 2024, Takeda has provided loss allowance on trade receivables and other receivables not past due based on an analysis of credit histories. Loss allowance for trade receivables are measured based on expected credit losses on a collective basis using the simplified approach. However, when events that have a detrimental impact on the estimated future cash flows such as customers’ deterioration of financial conditions or failure of payment overdue have occurred, expected credit losses are measured on an individual basis as credit-impaired financial assets. Takeda considers a financial asset to be in default when the customer is unlikely to pay the obligation in full, without recourse by Takeda to take actions such as realizing collaterals, if any.

The following is a summary of the change in the impairment loss allowance for trade receivables for the years ended March 31, 2023 and 2024. The impairment loss allowance recognized for other than trade receivables is immaterial.

	JPY (millions)
	Bad debt provision calculated by simplified approach	Bad debt provision recognized to credit- impaired financial assets	Total
As of April 1, 2022	¥3,411	¥5,979	¥9,390
Increases	92	190	282
Decreases (written off)	(719)	(2,509)	(3,228)
Decreases (reversed)	(119)	(213)	(332)
Foreign currency translation differences	662	582	1,244
As of March 31, 2023	¥3,327	¥4,029	¥7,356
Increases	857	561	1,419
Decreases (written off)	(437)	(377)	(814)
Decreases (reversed)	(324)	(231)	(555)
Foreign currency translation differences	410	561	971
As of March 31, 2024	¥3,833	¥4,543	¥8,376
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
The table below presents the balances of financial liabilities by maturity. The total contract amount below reflects cash flows presented on an undiscounted cash flow basis, including interest expense. The amounts disclosed as of March 31, 2023 and 2024 are undiscounted cash flows using the respective spot foreign exchange rates as of March 31, 2023 and 2024.

	JPY (millions)
	Carrying amount	Total	Within one year	Between one and two years	Between two and three years	Between three and four years	Between four and five years	More than five years
As of March 31, 2023
Bonds and loans
Bonds	¥3,658,314	¥4,640,222	¥331,223	¥586,179	¥182,261	¥685,321	¥164,573	¥2,690,665
Loans	724,027	767,558	113,404	60,482	92,999	107,483	317,706	75,484

Trade and other payables	649,233	649,233	649,233	—	—	—	—	—
Lease liabilities	479,351	665,983	59,623	56,009	51,229	46,111	41,281	411,730
Derivative liabilities	40,721	(64,835)	15,858	(509)	(2,324)	(2,231)	(2,243)	(73,386)
Derivative assets	(79,654)	(234,200)	(28,814)	(17,443)	(13,297)	(13,302)	(33,858)	(127,486)

As of March 31, 2024
Bonds and loans
Bonds	¥4,092,879	¥5,090,592	¥913,282	¥206,481	¥774,784	¥185,176	¥326,949	¥2,683,919
Loans	750,873	805,847	66,983	100,467	113,605	347,612	76,162	101,019

Trade and other payables	547,521	547,521	547,521	—	—	—	—	—
Lease liabilities	619,639	900,755	66,208	60,944	55,831	53,459	51,235	613,078
Derivative liabilities	25,108	27,590	16,547	762	1,053	1,113	1,096	7,019
Derivative assets	(120,223)	(400,354)	(56,538)	(40,327)	(39,186)	(73,404)	(35,218)	(155,681)
The contractual amount of bonds in “Between one and two years” as of March 31, 2023 and “Within one year” as of March 31, 2024, includes JPY 500,000 million principal amount of the hybrid subordinated bonds (the “Hybrid Bonds”) as Takeda expects to make an early repayment of all of the principal of the Hybrid Bonds on each interest payment date beginning October 6, 2024. For details on the principal and interest rates associated with these bonds and loans, see Note 20.

Reconciliation of liabilities arising from financing activities

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Lease liabilities	Derivative assets used for hedge of debts	Derivative liabilities used for hedge of debts	Total
As of April 1, 2022	¥3,637,355	¥707,770	¥285	¥465,238	¥(22,749)	¥14,063	¥4,801,964
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	40,000	—	—	—	—	—	40,000
Proceeds from issuance of bonds	—	75,000	—	—	—	—	75,000
Repayments of long-term loans	—	(75,181)	—	—	—	—	(75,181)
Repayments of bonds	(281,489)	—	—	—	—	—	(281,489)
Repayments of lease liabilities	—	—	—	(43,401)	—	—	(43,401)
Interest paid	—	—	—	(16,580)	—	—	(16,580)
Non-cash items
Foreign exchange movement	253,390	16,135	25	32,173	—	—	301,723
Change in fair value	—	—	—	—	(32,474)	116	(32,358)
New, amended and terminated leases	—	—	—	25,341	—	—	25,341
Others	9,058	48	(54)	16,580	—	—	25,632
As of March 31, 2023	¥3,658,314	¥723,772	¥256	¥479,351	¥(55,223)	¥14,179	¥4,820,649

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Lease liabilities	Derivative assets used for hedge of debts	Derivative liabilities used for hedge of debts	Total
As of April 1, 2023	¥3,658,314	¥723,772	¥256	¥479,351	¥(55,223)	¥14,179	¥4,820,649
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	277,000	—	—	—	—	—	277,000
Proceeds from long-term loans	—	100,000	—	—	—	—	100,000
Repayments of long-term loans	—	(100,351)	—	—	—	—	(100,351)
Repayments of bonds	(220,550)	—	—	—	—	—	(220,550)
Proceeds from the settlement of cross currency interest rate swaps related to bonds	—	—	—	—	60,063	—	60,063
Repayments of lease liabilities	—	—	—	(54,586)	—	—	(54,586)
Interest paid	—	—	—	(20,826)	—	—	(20,826)
Non-cash items
Foreign exchange movement	369,442	27,686	39	58,169	—	—	455,336
Change in fair value	—	—	—	—	(100,207)	(14,179)	(114,386)
New, amended and terminated leases	—	—	—	136,705	—	—	136,705
Others	8,673	(485)	(44)	20,826	—	—	28,970
As of March 31, 2024	¥4,092,879	¥750,622	¥251	¥619,639	¥(95,368)	¥—	¥5,368,024
Others includes an increase in debts due to application of amortized cost method.

28.    Share-based Payments
Takeda maintains share-based compensation payment plans for the benefit of its directors and certain employees of the Company and its subsidiaries and affiliates worldwide. Takeda recorded total compensation expense related to its share-based payment plans of JPY 43,730 million, JPY 61,024 million, and JPY 71,510 million for the years ended March 31, 2022, 2023 and 2024, respectively, in its consolidated statements of profit or loss.
Equity-settled Plans
Stock Options
Takeda previously provided a stock option plan under which it granted awards to members of Takeda’s board of directors (the “Board”) and senior management through the year ended March 31, 2014. There were no stock options granted for the years ended March 31, 2023 and 2024 and all previously granted awards are fully vested. These awards generally vested three years after the grant date. The stock options are exercisable for 10 years after the grant date for options held by members of the Board and 20 years for options held by senior management. The individual must be either a Board member or an employee of the Company or one of its subsidiaries or affiliates to exercise the options, unless the individual retired due to the expiration of their term of office, mandatory retirement or other acceptable reasons.
There was no compensation expense recorded during the years ended March 31, 2022, 2023 and 2024 as all awards were fully vested.
The following table summarizes the stock option activity:

	For the Year Ended March 31
	2022		2023		2024
	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)
As of beginning of the year	3,357,200	¥4,082	3,347,100	¥4,094	3,303,600	¥4,111
Exercised	(10,100)	1	(43,500)	2,802	(122,700)	3,464
As of end of the year	3,347,100	4,094	3,303,600	4,111	3,180,900	4,136
All of the stock options were exercisable as of March 31, 2022, 2023 and 2024.
The weighted-average share price at the date of exercise was JPY 3,815, JPY 3,852 and JPY 4,540 during the years ended March 31, 2022, 2023 and 2024, respectively. The weighted-average exercise price and weighted-average remaining contractual life of the share options outstanding were JPY 4,094 and 10 years, JPY 4,111 and 9 years, and JPY 4,136 and 8 years, as of March 31, 2022, 2023 and 2024, respectively.
Stock Incentive Plans
Takeda has the following 3 stock-based incentive compensation plans for its directors and eligible employees including members of senior management:

Board incentive plan (“BIP”) Trust -The BIP Trust is an incentive plan for board directors designed based on Restricted Stock Units and Performance Share Units, whereby Restricted Stock Unit awards and Performance Share Unit awards are granted to board directors. Each award is settled in a single share of the Company’s common stock. Under the BIP, Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Share Unit awards are granted to internal directors and are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda’s strategic focus and long-term growth. Performance Share Unit awards vest three years from the date of grant. For purposes of the Performance Share Unit awards, the performance metrics may include top line revenues, cash flow, indicators on profit, R&D metrics and other performance factors over a three-year performance period. The settlement value of the awards is based on stock price and subject to, among other things, applicable tax withholding, foreign exchange rates (in countries other than Japan) and the value of company dividends during the vesting period. Takeda, through a wholly owned trust, buys shares of the Company’s common stock in the market on the grant date, and uses these shares to settle the awards upon vesting. The number of shares the individual receives (either through physical settlement or cash) is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals residing in Japan. For individuals residing outside of Japan, the trust sells the shares the individual is eligible to receive and pays cash to the individual in settlement of the award.

Employee Stock Ownership Plan (“ESOP”) Trust - The ESOP Trust is an employee incentive plan designed based on Restricted Stock Units and Performance Share Units, whereby Restricted Stock Unit awards and Performance Share Unit awards are granted to certain employees, including members of senior management of the Company. Each award is settled in a single share of the Company's common stock. Restricted Stock Unit awards and Performance Share Unit awards are granted to certain members of senior management while Restricted Stock Unit awards are granted to the remainder of employees. Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Share Unit awards are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda’s strategic focus and long-term growth. Performance Share Unit awards vest three years from the date of grant. For purposes of the Performance Share Unit awards, the performance metrics may include top line revenues, cash flow, indicators on profit, R&D metrics and other performance factors over a three-year performance period. The settlement value of the awards is based on stock price and subject to, among other things, applicable tax withholding and the value of company dividends during the vesting period. Takeda, through a wholly owned trust, buys shares of the Company's common stock in the market or issues shares the Company's common stock on the grant date and uses these shares to settle the awards upon vesting. The number of shares the individual receives is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals residing in Japan. For individuals residing outside of Japan, the trust sells the shares the individual is eligible to receive and pays cash to the individual in settlement of the award.

Long-Term Incentive Plan for Company Group Employees residing outside of Japan (“LTIP”) - The LTIP was approved by the Board on June 24, 2020 and is an incentive plan that provides for the grant of awards to eligible employees, including members of senior management of the Company and its subsidiaries and affiliates outside of Japan. The LTIP provides for the grant of Restricted Stock Units and Performance Stock Units, as well other equity based awards. Grants under the LTIP may be settled in American Depositary Shares (“ADSs”) or cash, or a combination thereof.
Takeda first granted awards under the LTIP on July 1, 2020 in the form of Restricted Stock Unit awards and Performance Stock Unit awards, and no other forms of awards have been granted under the LTIP to date. Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Stock Unit awards are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda’s strategic focus and long-term growth. Performance Stock Unit awards vest three years from the date of grant. For purposes of the Performance Stock Unit awards, the performance metrics may include top line revenues, cash flow, indicators on profit, R&D metrics and other performance factors over a three-year performance period. The value of such awards when such awards are to be settled in ADSs is based on the fair market value of the shares of the Company's common stock converted into ADSs, subject to, among other things, applicable tax withholding, foreign exchange rates and the value of company dividends during the vesting period. Restricted Stock Unit awards and Performance Stock Unit awards granted under the LTIP are to be settled in ADSs to award recipients residing and employed in countries outside of Japan where settlement in ADSs is permitted by local law and regulation. In countries outside of Japan where such form of settlement is not permissible due to legal, regulatory and/or administrative reasons, Restricted Stock Unit awards and Performance Stock Unit awards are structured such that settlement is to be made in cash and accounted as a “Cash-Settled LTIP Award” (please refer to Cash-Settled LTIP Awards).

The total compensation expense recognized related to these plans was JPY 43,374 million, JPY 60,672 million and JPY 70,871 million during the years ended March 31, 2022, 2023 and 2024, respectively.
The weighted average fair value of the awards at the grant date is as follows (in JPY):

	For the Year Ended March 31
	2022	2023	2024
BIP:
Weighted average fair value at grant date	¥3,738	¥3,759	¥4,527
ESOP:
Weighted average fair value at grant date	3,738	3,759	4,527
Equity-Settled LTIP:
Weighted average fair value at grant date	1,877 (USD16.90 in contractual currency)	1,909 (USD14.09 in contractual currency)	2,273 (USD15.71 in contractual currency)
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

The following table summarizes the award activity related to the BIP (the number of awards) (1 award represents 1 share of the Company's common stock), ESOP (the number of awards) (1 award represents 1 share of the Company's common stock) and Equity-settled LTIP (the number of awards) (1 award represents 1 share of the ADS). One ADS equals 0.5 of the Company's common stock:

	For the Year Ended March 31
	2022			2023			2024
	BIP	ESOP	Equity-Settled LTIP	BIP	ESOP	Equity-Settled LTIP	BIP	ESOP	Equity-Settled LTIP
At beginning of the year	1,035,843	7,751,952	23,412,994	1,216,361	3,372,452	40,861,734	1,311,989	773,844	59,752,598
Granted	536,121	534,437	29,211,506	544,491	450,340	38,897,622	338,189	363,559	36,531,621
Forfeited/expired before vesting	—	(552,490)	(4,270,590)	(13,554)	(96,015)	(4,682,948)	—	(39,545)	(4,747,804)
Vested	(355,603)	(4,361,447)	(7,466,212)	(435,309)	(2,949,200)	(15,237,880)	(450,206)	(351,096)	(25,916,216)
Transfer to Cash-Settled LTIP	—	—	(25,964)	—	—	(85,930)	—	—	(209,715)
Transfer to Cash-Settled RSU	—	—	—	—	(3,733)	—	—	—	—
At end of the year	1,216,361	3,372,452	40,861,734	1,311,989	773,844	59,752,598	1,199,972	746,762	65,410,484

The balance as of March 31, 2022, 2023, and 2024, each represents unvested awards. The weighted average remaining contractual life of the outstanding awards was one year for the BIP as of March 31, 2023 and 2024, one year for the ESOP as of March 31, 2023 and 2024, and one year for the Equity-Settled LTIP plans as of March 31, 2023 and 2024.
Cash-Settled Awards
Takeda previously provided a phantom stock appreciation rights (“PSARs”) plan through the year ended March 31, 2014, and a restricted stock units (“RSUs”) plan through the year ended March 31, 2021 for certain employees of subsidiaries of the Company. The value of these awards is linked to share price of the Company and are settled in cash. Moreover, where settlement of awards granted under the LTIP described under “—Equity Settled Plans” above in ADSs or shares of common stock is not permissible due to legal, regulatory and/or administrative reasons, such awards are settled in cash. The total compensation expense recorded associated with these plans was JPY 356 million, JPY 352 million and JPY 639 million during the years ended March 31, 2022, 2023 and 2024, respectively. The total liability reflected in the consolidated statements of financial position as of March 31, 2022, 2023 and 2024 is JPY 1,583 million, JPY 1,026 million and JPY 1,018 million, respectively.
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
The following table summarizes the award activity related to the PSARs (the number of awards) (1 award represents 1 share of the Company's common stock) :

	For the Year Ended March 31
	2022		2023		2024
	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)
As of beginning of the year	2,270,439	¥4,997	1,471,095	¥5,481	217,530	¥5,956
Forfeited/expired after vesting	(799,344)	5,134	(1,253,565)	6,054	(217,530)	6,428
As of end of the year	1,471,095	5,481	217,530	5,956	—	—

All PSARs were vested and expired as of March 31, 2024. There was no intrinsic value of vested cash-settled share-based payments as of March 31, 2022 and 2023.

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
The following table summarizes the award activity related to the RSUs (the number of awards) (1 award represents 1 share of the Company’s common stock):

	For the Year Ended March 31
	2022	2023	2024
As of the beginning of the year	778,451	317,734	—
Forfeited/expired before vesting	(62,649)	(8,208)	—
Vested	(398,068)	(313,259)	—
Transfer from Equity-Settled ESOP	—	3,733	—
As of the end of the year	317,734	—	—
There are no unvested balance as of March 31, 2024.

Cash-Settled LTIP Awards
As noted above, for purposes of restricted stock unit awards and performance stock units granted under the LTIP in countries where settlement in ADSs is not permissible due to legal, regulatory and/or administrative reasons, such grants are structured such that settlement is to be made in cash and accounted for as Cash-Settled LTIP Awards.
The following table summarizes the award activity related to the Cash-Settled LTIP Awards (the number of awards) (1 award represents 1 ADS):

	For the Year Ended March 31
	2022	2023	2024
As of the beginning of the year	262,994	296,640	367,642
Granted	153,604	213,224	197,798
Forfeited/expired before vesting	(25,682)	(30,372)	(38,245)
Vested	(120,240)	(197,780)	(341,148)
Transfer from Equity-Settled LTIP	25,964	85,930	209,715
As of the end of the year	296,640	367,642	395,762
The balance as of March 31, 2022, 2023 and 2024, each represents unvested awards.

29.    Subsidiaries and Associates
The number of consolidated subsidiaries decreased by 11 in the year ended March 31, 2024, primarily due to liquidations to reorganize capital in subsidiaries. The number of associates accounted for using the equity method decreased by 1 primarily due to a change of ownership ratio.
The following is a listing of the Company’s consolidated subsidiaries (including partnerships): 169 subsidiaries as of March 31, 2024

Company name	Country	Ownership of Voting Rights (%)
Takeda Argentina S.A.	Argentina	100.0%
Takeda Austria GmbH	Austria	100.0%
Takeda Manufacturing Austria AG	Austria	100.0%
Baxalta Innovations GmbH	Austria	100.0%
Takeda Distribuidora Ltda.	Brazil	100.0%
Takeda Pharma Ltda.	Brazil	100.0%
Takeda Canada Inc.	Canada	100.0%
Takeda APAC Biopharmaceutical Research and Development Co., Ltd.	China	100.0%
Takeda (China) Holdings Co., Ltd.	China	100.0%
Takeda (China) International Trading Co., Ltd.	China	100.0%
Tianjin Takeda Pharmaceuticals Co., Ltd	China	100.0%
Takeda France S.A.S.	France	100.0%
Takeda GmbH	Germany	100.0%
Takeda Ireland Limited	Ireland	100.0%
Shire Pharmaceuticals International Unlimited Company	Ireland	100.0%
Shire Acquisitions Investments Ireland Designated Activity Company	Ireland	100.0%
Shire Ireland Finance Trading Limited	Ireland	100.0%
Takeda Italia S.p.A.	Italy	100.0%
Takeda Pharmaceuticals Korea Co., Ltd.	Korea	100.0%
Takeda Mexico S.A.de C.V.	Mexico	100.0%
Takeda Nederland B.V.	Netherlands	100.0%
Takeda Pharmaceuticals Limited Liability Company	Russia	100.0%
Takeda Development Center Asia, Pte. Ltd.	Singapore	100.0%
Takeda Manufacturing Singapore Pte. Ltd.	Singapore	100.0%
Takeda Farmaceutica Espana S.A.	Spain	100.0%
Takeda Pharma AB	Sweden	100.0%
Takeda Pharmaceuticals International AG	Switzerland	100.0%
Baxalta Manufacturing S.à r.l.	Switzerland	100.0%
Takeda Pharma AG	Switzerland	100.0%
Takeda UK Limited	United Kingdom	100.0%
Takeda Pharmaceuticals U.S.A., Inc.	U.S.	100.0%
ARIAD Pharmaceuticals, Inc.	U.S.	100.0%
Takeda Vaccines, Inc.	U.S.	100.0%
Takeda Development Center Americas, Inc.	U.S.	100.0%
Baxalta Incorporated	U.S.	100.0%
Dyax Corp.	U.S.	100.0%
Takeda Ventures, Inc.	U.S.	100.0%
Baxalta US Inc.	U.S.	100.0%

Company name	Country	Ownership of Voting Rights (%)
Shire Human Genetic Therapies, Inc.	U.S.	100.0%
BioLife Plasma Services LP	U.S.	100.0%
Takeda Manufacturing U.S.A., Inc.	U.S.	100.0%
Other 128 subsidiaries

Associates accounted for using the equity method: 16 associates as of March 31, 2024.
30.    Related Party Transactions
Compensation for Key Management Personnel
Key management personnel are defined as members of the Board. The compensation for key management personnel is as follows:

	JPY (millions) For the Year Ended March 31
	2022	2023	2024
Basic compensation and bonuses	¥1,614	¥1,640	¥1,839
Share-based compensation (expensed amount)	2,547	2,403	2,749
Other	38	43	85
Total	¥4,199	¥4,085	¥4,673
31.    Business Combinations
Acquisitions during the Years ended March 31, 2022, 2023, and 2024
There was no material business combination during the years ended March 31, 2022, 2023, and 2024.

32.    Commitments and Contingent Liabilities
Purchase commitments
The amount of contractual commitments for the acquisition of property, plant and equipment was JPY 31,083 million as of March 31, 2024.
Milestone Payments
As discussed in Note 13, Takeda has certain contractual agreements related to the acquisition of intangible assets that require it to make payments of up to JPY 1,331,364 million as of March 31, 2024. These commitments include development, regulatory approval and launch milestone payments in relation to R&D programs under development. The related commercial milestone payments were not included in the commitments given the payments were not deemed reasonably likely to occur.
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
Legal expenses incurred and charges related to legal claims are recorded in selling, general and administrative expenses. Provisions are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. The factors Takeda considers in developing a provision include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. As of March 31, 2023 and 2024, Takeda’s aggregate provisions for legal and other disputes were JPY 64,290 million and JPY 22,342 million, respectively. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. Unless otherwise stated below, Takeda is unable to predict the outcome or duration of these matters at this time.
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
ACTOS
Economic Loss Cases
Takeda has been named in ACTOS-related lawsuits brought by plaintiffs who do not assert any claims for personal injuries. Instead plaintiffs claim they suffered an economic loss by paying for ACTOS prescriptions that allegedly would not have been written had Takeda provided additional information about the alleged risks of bladder cancer associated with ACTOS in its US product label. A putative class of third-party payors and consumers brought suit against Takeda in the U.S. District Court for the Central District of California.

Proton Pump Inhibitor (“PPI”) Product Liability Claims
As of March 31, 2024, more than 6,100 product liability lawsuits related to the use of PREVACID and DEXILANT have been filed against Takeda in U.S. federal and state courts. Most of these cases are pending in U.S. federal court and are consolidated for pre-trial proceedings in a multi-district litigation in federal court in New Jersey. The plaintiffs in these cases allege they developed kidney injuries or, in some cases, gastric cancer as a result of taking PREVACID and/or DEXILANT, and that Takeda failed to adequately warn them of these potential risks. Similar cases were filed against other manufacturers of drugs in the same PPI class as Takeda’s products, including AstraZeneca plc (“AstraZeneca”), Procter & Gamble Company (“Procter & Gamble”) and Pfizer Inc. (“Pfizer”). Outside the U.S., one proposed class action is pending in Canada (Saskatchewan). The defendants include Takeda, AstraZeneca, Janssen Pharmaceutical Companies (“Janssen”) and several generic manufacturers.
In April 2024, Takeda has reached an agreement in principle to resolve the U.S. cases for a non-material amount. The settlement has no material impact on Takeda’s consolidated statements of profit or loss.
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
TRINTELLIX
Takeda has received notices from sixteen generic pharmaceutical companies that they have submitted ANDAs with paragraph IV certifications seeking to sell generic versions of TRINTELLIX. Takeda filed patent infringement lawsuits against the ANDA filers in federal court in Delaware. Lawsuits against ten ANDA filers were resolved before trial. A trial took place from January 15 to January 28, 2021 with six ANDA filers, including Alembic Pharmaceuticals Limited and Alembic Pharmaceuticals, Inc., Lupin Limited and Lupin Pharmaceuticals, Inc. (“Lupin”), Macleods Pharmaceuticals Ltd., Sigmapharm Laboratories, LLC, Sandoz, Inc., and Zydus Pharmaceuticals (USA) Inc. and Cadila Healthcare Limited. The Court issued its decision on September 30, 2021 and found that US Patent 7,144,884, which covers vortioxetine (the active ingredient in Trintellix), is valid. For the rest of the asserted patent, only US Patent 9,101,626, which covers processes for synthesizing vortioxetine, was found to be infringed by Lupin. Other patents (including crystalline form and certain method of use patents) were found to be valid but not infringed by any of the defendants.
Takeda filed a notice of appeal on November 24, 2021. Lupin filed a notice of appeal on November 29, 2021 and other defendants filed a notice of appeal on December 8, 2021. Oral argument at the Federal Circuit took place on September 8, 2023. On December 7, 2023, the Federal Circuit Court affirmed the district court decision that the method of use patents are valid but not infringed and the process patent is infringed by Lupin. Takeda did not appeal to the Supreme Court (petition for the Supreme Court to grant a writ of certiorari). Lupin did not appeal to the Supreme Court by the deadline of March 6, 2024. The impact of this decision was not material to Takeda’s consolidated statements of profit or loss.
Other
In addition to the individual cases described above, there are no other patent litigations that have a material impact on Takeda’s consolidated financial statements as of and for the year ended March 31, 2024.
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
In June 2024, Takeda reached an agreement to resolve the matter on a class basis for an amount that is immaterial. The final settlement, once consummated, will be subject to court approval. The settlement has no material impact on Takeda’s consolidated statements of profit or loss.
AMITIZA Antitrust Litigation

In August 2021, an antitrust class action was filed against Takeda Pharmaceuticals U.S.A., Inc. (“Takeda”) in the U.S. District Court for the District of Massachusetts. The plaintiffs, a putative class of wholesalers, allege that a settlement that Takeda and Sucampo Pharmaceuticals, Inc. entered into in 2014 with Par Pharmaceutical, Inc. (“Par”) to resolve patent litigation claims related to Par’s generic formulation of AMITIZA were anticompetitive. In December 2023 and in January 2024, additional complaints were filed in the U.S. District Court for the District of Massachusetts by a health insurer plaintiff as well as by individual retail pharmacies plaintiffs.
COLCRYS Antitrust Litigation
In September 2021, an antitrust class action was filed against Takeda Pharmaceuticals U.S.A., Inc. (“Takeda”) in the U.S. District Court for the Eastern District of Pennsylvania. The plaintiffs, a putative class of wholesalers, allege that settlements that Takeda entered into in 2015 and 2016 to resolve patent litigation claims against several generic drug manufacturers related to generic formulations of COLCRYS were anticompetitive. In September 2023, Takeda reached an agreement in principle to resolve the antitrust matter for an amount that is immaterial, which was fully executed in December 2023. The settlement had no material impact on Takeda’s consolidated statements of profit or loss.
In November 2023, a subsequent antitrust class action challenging the same settlements was filed in the U.S. District Court for the Southern District of New York by plaintiffs seeking to represent a putative class of end payors.
AbbVie Supply Agreement Litigation
In November 2020, AbbVie brought suit against Takeda Pharmaceutical Company Limited (“Takeda”) in Delaware Chancery Court alleging Takeda breached its agreement with AbbVie related to the supply of LUPRON in the U.S. due to shortages arising from quality issues the U.S. Food & Drug Administration identified concerning Takeda’s production facility in Hikari, Japan as part of a Form 483 issued in November 2019 and a Warning Letter issued in June 2020. In the litigation, AbbVie sought both preliminary injunctive relief and monetary damages. In September 2021, the court issued an order denying AbbVie’s request for injunctive relief. The court subsequently issued a decision finding Takeda in breach of the supply agreement. In September 2023, the court issued a decision regarding the quantification of AbbVie’s monetary damages and subsequently entered judgment in December 2023. In accordance with the judgment, Takeda paid USD 505 million, including interest, in March 2024 with a total financial impact of JPY 26,405 million loss in other operating expenses and JPY 7,141 million in finance expenses for the interest for the fiscal year ended March 31, 2024.
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
In June 2019, the DOJ (through the U.S. Attorney’s Office in Boston) issued a subpoena to Shire Pharmaceuticals LLC, which was acquired by Takeda during the year ended March 31, 2019 (through Takeda’s acquisition of Shire plc). The subpoena generally seeks information about Shire’s interactions with 501(c)(3) organizations that provide financial assistance to Medicare patients taking Shire drugs, including the hereditary angioedema medications FIRAZYR and CINRYZE. Takeda cooperated with the investigation and in December 2023, Takeda reached a settlement for an amount that is immaterial. The settlement had no material impact on Takeda’s consolidated statements of profit or loss.
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
33.    Subsequent Events
On June 25, 2024, Takeda issued subordinated JPY Hybrid Bonds (“the 2nd Hybrid Bonds”) with an aggregate principal amount of JPY 460,000 million. The proceeds from the 2nd Hybrid Bonds offering will be used to replace the 1st Hybrid Bonds with an aggregate principal amount of JPY 500,000 million issued on June 6, 2019. The 2nd Hybrid Bonds will mature on June 25, 2084. Under the terms and conditions of the 2nd Hybrid Bonds, Takeda may make an early repayment of all of the principal of the 2nd Hybrid Bonds on each interest payment date beginning June 25, 2029. Interest is payable semi-annually at a rate per annum subject to revision. The 2nd Hybrid Bonds are unsecured, and Takeda is not subject to any financial covenants related to these bonds.