Form 20-F
period 2025-03-31
TAKEDA PHARMACEUTICAL CO LTD
filed 2025-06-25
CIK 1395064

Form 20-F
FY2024

TAKEDA PHARMACEUTICAL COMPANY LIMITED

As filed with the Securities and Exchange Commission on June 25, 2025
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________
FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2025
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
123,490,548 ADSs outstanding as of March 31, 2025
1,573,649,646 shares of common stock as of March 31, 2025

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
In this annual report, we present our audited consolidated financial statements as of March 31, 2024 and 2025 and for the fiscal years ended March 31, 2023, 2024 and 2025. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS also includes International Accounting Standards (“IAS”) and the related interpretations of the committees (Standard Interpretations Committee (“SIC”) and International Financial Reporting Interpretations Committee (“IFRIC”)).
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
Our ability to offset the effects of losses of exclusivity in our existing products and to continue to grow our business depends significantly on the success of our research and development activities in identifying, developing and successfully commercializing new products in a timely and cost-effective manner. To accomplish this, we commit substantial efforts, funds and other resources to research and development, both in-house and through collaborations with third parties. However, these research and development programs are expensive and involve intensive preclinical evaluation and clinical trials in connection with a highly complex and lengthy regulatory approval process. We discuss regulatory considerations below under “—If we fail to comply with government regulations over product development, regulatory approvals and reimbursement requirements, our business could be adversely affected.” The research and development process for a new biopharmaceutical product also requires us to attract and retain sufficient numbers of highly skilled employees and can often take more than ten years from discovery to commercial launch. Even if we successfully develop and bring to market new products, there is only a limited available patent life in which to recoup these development costs and the products may face competition that impacts their commercial success.
During each stage of the approval process and post-approval life cycle of our products, there is a substantial risk that we will encounter serious obstacles, including unfavorable results or indications of safety concerns regarding a new compound; difficulty or delays in enrolling patients or in administering clinical trials; delays in completing formulation and other testing and work necessary to support an application for regulatory approval; insufficient clinical trial data to support the safety or efficacy of the product candidate; difficulties in maintaining supply chains in investigational new drugs or commercial products; failure to bring a product to market prior to a competitor, or to develop a product sufficiently differentiated from a competing product to achieve significant market share; difficulty in obtaining reimbursement at satisfactory rates for our approved products from governments, pharmacy benefit managers and insurers; difficulty in obtaining regulatory approval for additional indications; failure to enter into or implement successful alliances for the development and/or commercialization of products or the inability to manufacture sufficient acceptable quantities of a product candidate for development or commercialization activities in a timely or cost-efficient manner. Moreover, the degree of market acceptance of any approved product candidate by the medical community, including physicians, healthcare professionals and patients, will depend on a number of factors, including changes in unmet medical needs, relative convenience and ease of administration, the prevalence and severity of any adverse reactions, availability of alternative treatments, pricing and our sales and marketing strategy. There can also be no assurance that we will be successful in bringing new products to market, marketing them, achieving sufficient acceptance thereof and recouping our investments in their development.
As a result of the foregoing or other factors, we may decide to delay, discontinue, terminate or externalize the development of potential pipeline products in which we have invested significant resources, even where the product is in the late stages of development, and have done so in the past. For example, in June 2024, we announced that soticlestat did not meet the primary endpoints in the phase 3 SKYLINE and SKYWAY studies for the treatment of Dravet syndrome and Lennox-Gastaut syndrome, respectively, and subsequently determined that we will not file for regulatory approval for either indication.
Products approved for use and successfully marketed in one market may be unable to obtain regulatory approval, become commercially successful or achieve satisfactory rates of reimbursement in other markets. Even following initial regulatory approval, the success of a product may be adversely affected by safety and efficacy findings in other clinical trials or larger real-world patient populations, as well as by the market entry of competitive products or other product-related developments, as a result of which we may not be able to recoup our investments in their development and commercialization. For example, in December 2024, Takeda announced that it was working with the European Medicines Agency (EMA) to voluntarily withdraw the marketing authorization of Alofisel in light of the results of the ADMIRE-CD II study, which did not meet its primary endpoints.
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
If the regulatory approval process or post-approval, reimbursement, monitoring or other requirements become significantly more burdensome in any of our major markets, we could become subject to increased costs and may be unable to obtain or maintain approval to market our products. Development of new and innovative products can also require the use of emerging platforms and technologies for which regulations either do not yet exist or are under development or modification. This may lead to greater uncertainty and risk in establishing the necessary data for approvals to conduct clinical trials and/or receiving marketing approvals. In addition, the current U.S. presidential administration has initiated a program to reduce federal spending, including the federal workforce, that is expected to impact health authorities, including the FDA, and could result in delays or other challenges to obtaining and maintaining regulatory approval for our products in the U.S. Any such adverse changes could materially and adversely affect our business, results of operations or financial condition.
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
In the U.S., our sales and marketing activities are monitored by several regulatory authorities and law enforcement agencies, including the FDA, the U.S. Department of Health and Human Services (the “HHS”), the U.S. Department of Justice, the Drug Enforcement Administration (the “DEA”) and the U.S. Securities and Exchange Commission (the “SEC”). In addition, our use of data, including sensitive patient information, and of technology, including machine learning and artificial intelligence (AI), is regulated by the Federal Trade Commission as well as various states under evolving standards. These authorities and agencies and their equivalents in other countries have broad authority to investigate market participants for potential violations of laws relating to the sale, marketing and promotion of pharmaceutical products and medical devices, including the False Claims Act, the Anti-Kickback Statute, the United Kingdom Bribery Act of 2010 and the Foreign Corrupt Practices Act (currently under a 180-day enforcement pause), among others, for alleged improper conduct, including corrupt payments to government officials, improper payments to medical professionals, off-label marketing of pharmaceutical products and medical devices, the submission of false claims for reimbursement by the federal government and the use or misuse of data and technology. Healthcare companies may also be subject to enforcement actions or prosecution for such improper conduct. Any inquiries or investigations into our operations, or enforcement or other regulatory action against us, by such authorities could result in significant defense costs, fines, penalties and injunctive or administrative remedies, distract management to the detriment of the business, result in the exclusion of certain products, or us as a whole, from government reimbursement programs or subject us to regulatory controls or government monitoring of our activities in the future. We are also subject to certain ongoing investigations by governmental agencies. See Note 32 to our audited consolidated financial statements for further details.

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
In the U.S., managed care groups (including pharmacy benefit managers), as well as institutional and governmental purchasers, have put significant pricing pressure on drug manufacturers. In particular, as managed care groups have grown in size due to market consolidation, pharmaceutical companies have faced pressure in pricing and usage negotiations and are engaged in fierce competition to have their products included in the care providers’ formularies. Moreover, as a result of the legislative and regulatory environment, in the U.S. we continue to experience heightened pricing pressure on, and limitations on access to, our branded pharmaceutical products sold in the U.S. For example, expansion of the U.S. federal government’s 340B discount program has continued, potentially increasing the proportion of our U.S. sales that are subject to such mandatory discounts. In addition, in 2022, Congress passed the Inflation Reduction Act (the “IRA”), which significantly changes the compensation terms for drugs under the Medicare program, including by imposing penalties on manufacturers who raise drug prices faster than inflation, instituting a cap on out-of-pocket expenditures by Medicare beneficiaries and allowing the federal government to set prices for certain drugs covered under Medicare beginning in 2026. We expect the IRA to negatively impact profits due to changes in design of the Part D program and future price negotiation of Takeda products. The IRA may also lead to further political pressure or legislative, regulatory or other efforts to introduce lower prices, reduce spending on the Medicare and Medicaid programs, expand and strengthen the Affordable Care Act, and lower the overall spending by the government on prescription medicines. In May 2025, the U.S. administration issued an executive order intended to encourage or impose the use of “Most Favored Nation” (MFN) pricing in the U.S. market. MFN is a price-setting mechanism, which would tie U.S. prescription drug prices to the lowest price available in selected “comparably developed nations.” While complete details regarding the implementation of the order are not yet available and the actual impact cannot be estimated with certainty, if fully implemented, MFN pricing in the U.S. market could, among other things, result in the reduction of the prices of our products in the U.S., which could in turn materially and adversely impact our business, financial condition and results of operations. Various state legislatures and regulators have also enacted, or are pursuing, policy changes that could further increase pricing pressure on our products (e.g., prescription drug affordability boards). As a result, we expect the healthcare industry in the U.S. will continue to be subject to increased pricing and spending pressure and our products could face adverse impacts on pricing in the U.S.
In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”) Drug Price Standard, a price list published by the MHLW (the “NHI price list”). The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been previously subject to revisions based on the actual prices and amounts by which the pharmaceutical products are purchased by medical institutions in Japan, and the average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program. As part of these initiatives, the annual NHI price list revision, implemented since April 2021, has led to more frequent downward price revisions. The government is also addressing the efficient use of generic drugs, with the target of 80% penetration in each prefecture by volume and 65% in value by March 2030 with respect to products for which market exclusivity has expired. In addition, products on the NHI price list nominated based on pre-defined criteria, such as innovativeness and the financial impact, are subject to a cost-effectiveness evaluation under MHLW rules, and subject to price adjustments depending on the outcome of this evaluation.
In Europe, drug prices have been subject to downward pressure due to measures implemented in each country to control drug costs, and prices continue to come under pressure due to parallel imports, generic competition, increasing use of health technology assessment based upon cost-effectiveness and other factors. European pricing and reimbursement authorities have also intensified efforts to increase transparency of prices as well as exchange of information among the various European pricing authorities in order to raise pressure towards the industry. This pricing debate has impacted the overall political climate in Europe and has triggered a European policy initiative to review the pharmaceutical industry’s intellectual property incentives with a particular emphasis on orphan drugs. The European Commission has also proposed to revise the European Union (“EU”) pharmaceutical legislation, which contains a proposal to reduce and/or modulate Intellectual Property incentives, regulatory data protection and orphan market exclusivity. While we expect that any new legislation in this area would take at least two to three years to be adopted, it could have significant impact on our business model. Starting in 2025, the EU Regulation on Health Technology Assessment will be implemented, initially for oncology and advanced therapeutic medicinal products, expanding in 2028 to orphan drugs and from 2030 to all centrally registered products, adding an additional layer of scrutiny to subsequent national-level pricing and reimbursement processes. While the exact impact of this regulation is not yet known, it is expected to increase clinical evidentiary requirements on manufacturers by pooling specific data requirements from all EU member states. If we are unable to meet these heightened requirements, our products could face potential adverse impacts on pricing and reimbursement in EU markets. In addition, the recent Critical Medicine Act proposal expands the existing possibilities for collaborative procurement involving Member States and the Commission. It sets out the options for joint procurement by Member States (facilitated by the Commission), centralized procurement by the Commission on behalf of or in the name of Member States and joint procurement by Member States and the Commission (Articles 21 to 24 CMA Proposal). If implemented, this could exert downward pressure on prices of such jointly procured products.
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
Generic or biosimilar substitutes have high market shares in a number of key markets, including the U.S., Europe, Japan and many emerging countries, and the adverse effects of the launch of generic products are particularly significant in such markets. The introduction of generic or biosimilar versions of a pharmaceutical product frequently leads to a swift and substantial decline in the sales of the original product. Our continued innovation efforts cannot fully mitigate the impact of competition from generics or biosimilars. In the U.S., the EU and Japan for example, political pressure to reduce spending on prescription drugs has led to legislation and other measures that encourage the use of generic products. In Japan, the government is implementing various measures to control drug costs, including by encouraging medical practitioners to use and prescribe generic drugs, and in April 2023, announced that by the end of the fiscal year ending March 31, 2030, it aims to increase the ratio of Active Pharmaceutical Ingredients (APIs) with 80% or more of biosimilar replacement rates on a volume basis to at least 60% of all APIs that have biosimilar versions available. In addition, in March 2024, the government announced that it was extending its volume-based target of 80% in all prefectures (regions) for generic drug penetration with respect to products for which market exclusivity has expired, previously set in April 2021 with the deadline at the end of FY2023, as the main target until the end of fiscal year March 31, 2030. Legislation has also been passed in the U.S. and Europe encouraging the use of biosimilar products. Similar to generics, biosimilars aim to provide less expensive versions of innovative biologic products. Legislation has provided abbreviated pathways for the approval and marketing of biosimilar products, which may affect the profitability and commercial viability of our biologic products.
Certain products of ours have begun, or are expected over the next several years, to face declining sales due to the loss of patent protection or regulatory exclusivity. For example, following the expiration of patent protection covering the formulation of VELCADE and pediatric regulatory exclusivity, generic bortezomib products entered the market in 2022. Patent protection covering VYVANSE and the associated pediatric exclusivity expired in the U.S. in August 2023. While the effect has not been as strong as expected to date, we expect that sales of this product will be particularly affected in the fiscal year ending March 31, 2026 as a result of market erosion caused by the introduction of lower-priced generics. Furthermore, our current top selling product, ENTYVIO, will face loss of regulatory exclusivity in the latter half of this decade and certain patents covering various aspects of this product are expected to expire in 2032. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for details.
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
The pharmaceutical industry is highly competitive, and in order to maintain the competitiveness of our product portfolio, we are required to maintain ongoing, extensive research for technological innovations, including new compounds, to develop and commercialize existing pipeline products, to expand our product portfolio through acquisitions, partnerships and in-licensing, and to market our products effectively, including by communicating the efficacy, safety and value of our products to healthcare professionals. However, healthcare professionals and consumers may choose competitors’ products over ours, if they perceive these products to be safer, more reliable, more effective, easier to administer or less expensive. Sales of the rare disease portfolio are particularly concentrated among small groups of customers and we may be disproportionately affected by changes in their purchasing patterns, including if we are unable to maintain the competitiveness of our products.
The success of any product depends on our ability to effectively communicate with and educate healthcare professionals and patients and convince them of the advantage of our products over those of our competitors. We often carry out costly clinical trials even after our products have been launched to produce data to be utilized for these purposes, but such trials do not always produce the desired outcomes. Certain competitors have greater financial and other resources to conduct more of such trials or with larger patient populations, which may ultimately enable them to promote their products more effectively than we do. New competing products or the development of superior medical technologies and other treatment options could make our products or technologies lose their competitiveness or become obsolete. Furthermore, relevant regulators could increase their approvals of new therapies developed by competitors for the conditions treated by our products, such as in order to increase the number of treatment options available for rare or orphan diseases. If we are unable to maintain the competitiveness of our products, our business, financial position and results of operations could be materially and adversely affected. For example, competitors have in recent years introduced novel hemophilia products, or such products have been approved for additional uses, which may affect (and in certain cases has affected) sales of our recombinant and plasma-based hemophilia products, such as our factor FVIII products and anti-inhibitor coagulant complex product. Increased competition from new products or therapies in other indications could similarly affect our other products.
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
In addition, a licensor or partner may attempt to terminate its license or partnership agreement with us or elect not to renew it to pursue other marketing opportunities. Our licensors or partners also could merge with or be acquired by another company or experience financial or other setbacks, such as challenges with regulators, unrelated to our alliance arrangements. Any of these events may force us to terminate a development project and adversely affect our ability to adequately expand or maintain our product portfolio.
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
Although we develop and manufacture the active ingredients used in some of our products at our own facilities, we are dependent on third-party suppliers for a substantial portion of the raw materials and compounds used in the products we produce. The price and availability of the raw materials for our products, including chemical compounds and biologics, are subject to the effects of weather, natural disasters, market forces, the economic environment, pandemics, geopolitical events, government regulations, fuel costs and foreign exchange rates. If our cost for such materials increases, we may not be able to make corresponding increases in the prices of our products due to regulations, market conditions or our relationships with our customers, and as a result, our profitability could be materially and adversely affected.
In particular, we rely on third-party suppliers of key manufacturing inputs of certain drug products. We also rely in part on third-party sources to provide the donated plasma necessary for our plasma-derived therapies. In addition, although we often dual-source certain key products and/or active ingredients, we currently rely on a single source for production of certain key products and/or active ingredients and final drug products. Sources of some materials may be limited to a single supplier, and if such a supplier faces any difficulty in supplying the materials, we may not be able to find an alternative supplier in a timely manner or at all. If materials become unavailable or if quality problems related to the materials arise, we may be forced to halt production and sales of products that use them. In the event that any of our third-party suppliers is delayed in its delivery of such raw materials or compounds, is unable to deliver the full quantity ordered by us at the appropriate level of quality, or is unable to deliver any raw materials or compounds at all, our ability to sell our products in the quantities demanded by the market may be impaired, which could damage our reputation and relationships with customers and patients. In such a case, our business and results of operations could be adversely affected.
Moreover, global supply chains have been affected by such varying but interconnected factors such as increased geopolitical tensions and military conflicts, including the Russian invasion of Ukraine, turmoil in the Middle East and resulting disruptions to logistics, transportation, energy and other industries and significantly increased inflation in a number of markets. U.S. government officials have previously proposed legislation (such as the BIOSECURE Act) and other measures that could limit or impede our or our partners’ ability to work with suppliers and other third parties in China or other countries deemed U.S. foreign adversaries. Escalating trade and other geopolitical tensions could impact our partners and have a material adverse impact on our global business operations. In addition, the current U.S. presidential administration has announced new tariffs, including measures on China, Mexico and Canada and global tariffs for many goods (but excluding pharmaceuticals), which has resulted in or may result in retaliatory measures by affected countries. The U.S. administration has also announced an investigation under Section 232 of the Trade Expansion Act of 1962 to determine the effects of imports of pharmaceuticals and pharmaceutical ingredients on national security, and certain administration officials have indicated that they expect to impose tariffs on pharmaceutical products as a result of this investigation. While, as of the date of this annual report, we believe that our exposure to tariffs and related risks is limited, the situation remains highly fluid (including the scope of goods and/or raw materials that will ultimately be subject to tariffs), and there can be no assurance that our current evaluation of such risk will remain accurate. Such pressures on global supply chains and other operations may also impede the ability of our third-party partners to supply us with the products and services we need to administer our business.
The manufacture of our products is technically complex and highly regulated, and supply interruptions, product recalls or other production problems caused by unforeseen events may reduce sales, adversely affect our operating results and financial condition and delay the launch of new products.
The manufacture of our products (from active pharmaceutical ingredients through to finished products) is technically complex and highly regulated, and as a result we may experience difficulties or delays including but not limited to seizure or recalls of products or shut-downs of manufacturing plants; problems with business continuity, including as a result of a natural or man-made disaster, at one of our facilities or at a critical supplier or vendor; failure by us or by any of our vendors or suppliers to comply with the Good Manufacturing/Laboratory Practice (the “GMP/GLP”) and other applicable regulations and quality assurance guidelines, which could lead to manufacturing shutdowns, product shortages, delays in product manufacturing and/or administrative, enforcement or other actions by regulatory authorities if regulatory authorities deem our products to be non-compliant with or otherwise in violation of applicable laws; problems with manufacturing, quality assurance/quality control, storage or supply, or governmental approval delays, due to our consolidation and rationalization of manufacturing facilities and the sale or closure of certain sites; failure of a sole source or single source supplier to provide us with necessary raw materials, supplies or finished goods for an extended period of time, which could impact continuous supply; failure of a third-party manufacturer to supply us with semi-finished or finished products on time; construction or regulatory approval delays related to new facilities or the expansion of existing facilities; the inability to obtain sufficient components or raw materials on a timely basis or at a cost-effective price due to public health crises, medical epidemics or pandemics; additional costs related to deficiencies identified by regulatory agencies in connection with inspections of our facilities, and enforcement, remedial or punitive actions by regulatory authorities if we fail to remedy any deficiencies; and other manufacturing or distribution problems, including limits to manufacturing capacity due to regulatory requirements (e.g. Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulation in the EU), changes in the types of products produced, physical limitations or other business interruptions, that could impact continuous supply. For example, in 2019, we issued a recall in the United States of NATPARA (parathyroid hormone) due to the potential for rubber particulate formation and, in 2022, the FDA issued a CRL in response to our Prior Approval Supplement (PAS) with respect to NATPARA (parathyroid hormone) to address this potential issue and indicated that it could not approve the PAS in its current form. In late 2022, Takeda made its decision that it would discontinue manufacturing NATPARA for injection globally at the end of 2024 due to unresolved supply issues that are specific to the product.
In addition, despite efforts at compliance, from time to time we or our partners may receive notices of manufacturing, quality-related, or other observations following inspections by regulatory authorities around the world, as well as official agency correspondence regarding compliance. For example, on June 9, 2020 the FDA issued a warning letter related to our manufacturing plant in Hikari, Yamaguchi, Japan which included several technical observations, including observations about procedures, personnel, records, investigations, training, equipment, and oversight. Based on our responses and corrective actions, the FDA revised the inspection classification to Voluntary Action Indicated and determined that the conditions in the Warning Letter were addressed and, as a result, the Waring Letter was closed. The corrective actions resulted in a temporary supply shortage of Leuprorelin, a product which we supply to AbbVie, Inc. (“AbbVie”) pursuant to a supply agreement. AbbVie filed a lawsuit against us on November 6, 2020 specifying an alleged breach of contract, and a Delaware state court has ruled in favor of AbbVie on the alleged breach in December 2023, with a final damages award of USD 505 million including interest. We or our partners may receive additional or similar observations, correspondence and claims in the future, whether regarding the Hikari plant or otherwise. If we are unable to resolve these observations and address regulator concerns and claims from partners in a timely fashion, our reputation, business, financial condition and results of operations could be materially affected. See “—We are involved in litigation relating to our operations on an ongoing basis, and such litigation could result in financial losses or harm our business” for further discussion on risks associated with litigation and lawsuits relating to our operations.
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
Our consolidated bonds and loans were JPY 4,515.3 billion as of March 31, 2025, the majority of which was incurred in connection with the acquisition of the entire issued and to-be-issued share capital of Shire pursuant to a Scheme of Arrangement under the laws of Jersey (the “Shire Acquisition”) or represents the related indebtedness of Shire that is included in our consolidated statements of financial position. This significant amount of aggregate debt and the substantial amount of cash required for payments of interest and principal could adversely affect our liquidity. We are also required to comply with certain restrictive financial covenants in connection with our bank commitment line, from which we may choose to draw from time to time. Violations of such covenants may restrict us from accessing the line and force us to immediately repay all outstanding loans drawn from it, which may in turn have a material adverse effect on our financial condition, cash flows, business and results of operations. Furthermore, we may desire to or be required from time to time to incur additional borrowings, including in relation to the repayment or refinancing of any of our currently outstanding indebtedness. Our ability to arrange new financing, or a refinancing and the terms thereof will depend on our financial position and performance, prevailing market conditions (including fluctuations in market interest rates) and other factors beyond our control. Moreover, if we decide to refinance indebtedness, our overall leverage may not necessarily decrease (or may increase pending the use of the proceeds of the refinancing transaction to repay outstanding debt), and interest expense may increase if, among other factors, market interest rates are higher than at the time we incurred the indebtedness being refinanced.
Credit rating agencies routinely evaluate our business and financial condition, and their ratings are based on a number of factors, including our leverage, ability to generate cash flows, overall financial strength and diversification, as well as other factors beyond our control, such as the state of the global economy and our industry generally. While our credit ratings remain investment grade, each rating agency reviews its ratings periodically, and there is no assurance that the current credit ratings assigned to us will not be downgraded. A downgrade of our credit rating may materially and adversely affect the market prices of our equity and debt securities, including the notes, the interest rates at which our borrowings and debt securities are issued, fees charged to us by current or future lenders and our ability to obtain additional financing, as the case may be. This could make it significantly more costly for us to borrow money, to issue debt securities and to raise certain other types of capital and/or complete additional financings. Such negative credit rating actions and the underlying reasons for such actions could materially and adversely affect our cash flows, results of operations and financial condition and the market price of, and our ability to pay the principal and interest on our debt securities.
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
Restructuring initiatives to improve efficiency in our business may not provide the expected benefits on the expected timeline.
In the ordinary course of our business, we continuously seek to improve operational efficiency across our organization. In addition to these improvements, we may also seek to implement more transformational initiatives. Most recently, on May 9, 2024, we announced a multi-year, enterprise-wide efficiency program aimed at promoting business growth and improving our profitability. This program includes increasing the agility and simplicity of our business organization, investing in digital, data and technology to enhance productivity and efficiency across the organization, and implementing cost reductions and process improvements in supply chain and vendor management. However, the design and implementation of both ordinary course and one-time initiatives are complicated and require the commitment of significant financial, managerial and other resources to complete. Moreover, there can be no assurance that such initiatives will provide the benefits we seek, or that such benefits can be realized on the targeted schedule. Initiatives to simplify our organization, for example, will require changes to our organization and the reallocation of human and other resources, which can require extended discussions with regulators, employees and other stakeholders, as well as the incurrence of significant costs, such as severance payments. Primarily as a result of the initiatives announced in May 2024, we recorded JPY 128.1 billion of restructuring expenses in the fiscal year ended March 31, 2025, and expect to continue to incur expenses (albeit at a decreased level) in the fiscal years ending March 31, 2026 and 2027. Even if these initiatives are ultimately successful, we expect that such expenses will negatively affect our consolidated profitability in the short term.
We have significant operations across the world, including emerging markets, and continued expansion into new and developing markets is a key strategy, which expose us to additional risks.
Our global operations, which encompass approximately 80 countries and regions across the world, are subject to a number of risks, including difficulties in monitoring and coordinating research and development, marketing, supply-chain and other operations in a large number of jurisdictions; risks related to laws, regulations and policies, including those implemented following changes in political leadership and trade, capital and exchange controls; changes with respect to taxation, including impositions or increases of withholding and other taxes on remittances and other payments by our overseas subsidiaries; varying standards and practices in the legal, regulatory and business cultures in which we operate, including potential inability to enforce contracts or intellectual property rights; trade restrictions, including restrictions on investment and import/export controls, cross-border data transfer restrictions, and changes in tariffs on cross-border trade; complex sanctions regimes in various countries such as the U.S., the EU and other jurisdictions, violations of which could lead to fines or other penalties; risks related to geopolitical and local political instability and uncertain business environments; changes in global, regional or local economies, or the overall political, economic or social climate, including inter-country relationships in Asia and elsewhere; acts of terrorism, war, global climate change, extreme weather events, medical epidemics or pandemics, and other sources of social disruption, including human rights violations; and difficulties associated with managing local personnel and preventing misconduct by local third-party alliance partners.
Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations. Further expansion overseas has been one of our key strategies, and, in the fiscal year ended March 31, 2025, regions outside of Japan accounted for 90.9% of our consolidated revenue, with the U.S. in particular contributing 51.9% of consolidated revenue. We expect that markets outside Japan, particularly the U.S. and also Europe and Canada, will continue to be increasingly important to our business and results of operations, increasing the likelihood that any of these risks is realized. We have also been taking steps to grow our business in most emerging markets. We define emerging markets to include Latin America, Asia (excluding Japan), Commonwealth of Independent States (“CIS”) and Other (including the Middle East, Africa and Oceania). Our revenue from emerging markets was JPY 728.2 billion (or 15.9% of our total revenue) for the fiscal year ended March 31, 2025. We intend to pursue further growth in most of these markets. In particular, we believe that there is an attractive opportunity to grow our business in China.
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
In response to the Russian invasion of Ukraine begun in February 2022, Takeda has taken action to discontinue activities in Russia that are not essential to maintaining the supply of medicines to patients and providing ongoing support to our employees, subject to compliance with all international sanctions imposed on Russia. This includes suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. In the fiscal year ended March 31, 2025, revenue attributable to Russia/CIS represented 1.6% of our total consolidated revenue, and we did not experience a material impact from the invasion, international responses thereto or our discontinuation of non-essential activities in Russia. Depending on the future status of the crisis, however, our results of operations and financial condition, and our strategy to increase our business in the region, could be adversely affected.
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
Governmental and regulatory authorities, counterparties such as suppliers, investors, the public at large and others have increasingly focused on sustainability, with new laws and regulations regarding such matters increasing in number and scope. This includes new public reporting obligations such as the European Union’s Corporate Sustainability Reporting Directive (CSRD), the EU Taxonomy, the SEC’s final climate risk disclosure rules (currently stayed) as well as new sustainability disclosure rules expected to be adopted by Japan’s Financial Services Authority. These emerging requirements, as well as other laws and regulations such as the EU’s Corporate Sustainability Due Diligence Directive (CSDDD), could increase costs associated with our business operations, including the allocation of additional staffing and other resources and exposure to regulatory, litigation and reputational risk. In February 2025, the European Commission proposed significant reforms to CSRD, CSDDD and the EU Taxonomy to simplify and streamline compliance with those laws but it is unclear if that proposal will be enacted or what the final requirements will be.
We have adopted certain corporate goals and programs to help us address environmental sustainability risks and may evolve them to address other sustainability-related risks in the future as our stakeholders increasingly focus on these topics. We are committed to the achievement of these goals and are working to meet them, but we may nevertheless be unable to meet expectations and such goals and initiatives may also result in increased costs. With respect to environmental sustainability, we have committed to reducing our carbon footprint, minimizing waste sent to landfill from our operations, sourcing sustainable paper packaging and enhancing our water stewardship practices. In addition, in FY2024, the Science Based Targets initiative (SBTi) validated our goals of achieving reductions in greenhouse gas emissions (GHG) in our operations (Scope 1 and 2) of 65% from a FY2016 baseline and GHG emissions in our value chain (estimated Scope 3) of 25% from a FY2022 baseline by FY2030 and achieving net-zero (as defined in the SBTi Corporate Net-Zero Standard) for Scope 1 and 2 GHG by FY2035 and Scope 3 by FY2040. Our ability to reduce Scope 3 emissions depends on our ability to secure emission reduction commitments from our suppliers and other business partners and continued advancements in technology that enables low emission activities and we may not be successful in achieving these reductions. For example, we were unable to meet our goal of obtaining commitments to establishing science-based emissions reduction targets from 67% of our suppliers by FY2024, having obtained commitments from 62% to date. We continue to engage with our vendors and suppliers to encourage them to cooperate with our environmental sustainability initiatives, including our net-zero goals. Moreover, although we have not yet recorded material expenses in connection with our net-zero initiatives, the costs of successfully implementing them, such as the costs of seeking renewable sources of energy, increasing the energy efficiency of our operations or reducing GHG emissions in our value chain, are currently unclear, will depend on factors outside of our control (such as the effect of governmental and societal initiatives to reduce greenhouse emissions and technological developments and the actions of our business partners and other market actors in our industry) and our internal risk assessments indicate that those costs could become significant in the future. Also, these initiatives may for example require us to seek alternative vendors or suppliers or impair our ability to procure or use certain materials.
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
We have made and plan to continue to make significant investments in digital transformation initiatives, with the goal of modernizing our platforms, accelerating data services, enhancing our ability to innovate, equipping our employees with new skills and ways of working and providing patients and donors with innovative digital products and services. These digital transformation initiatives also represent a key part of our strategy for improving our profitability, in particular our operating profit margins. These types of activities are complex and are dependent on a number of factors, including entering into successful partnerships and alliances with technology companies, as well as developing and deploying technology architecture successfully and, particularly with respect to the use of emerging digital technologies such as AI, ensuring appropriate technology and data ethics practices. In addition, we may increasingly be in possession of, or responsible for, sensitive patient and donor health information, which could be the target of malicious cybersecurity activity or otherwise expose us to increased risks, including reputational damage. See “—We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of misuse, theft, exposure, tempering or other intrusions.” If we do not successfully manage our digitalization initiatives and digital technologies, or any other related activities that we may take in the future, any expected efficiencies and benefits might be delayed or not realized, our operations and business could be disrupted and our strategy for improving profitability may prove to be unsuccessful. If we fail to adequately or ethically integrate digitalization into our business, or if we cannot overcome difficulties that may arise in developing and implementing newly integrated technology, our reputation may be harmed and we may lose customers and market share. Even if our efforts are successful, our competitors, including established competitors or new entrants with specialized expertise, may be better able to achieve digitalization and realize its benefits, giving them a competitive advantage over us, displace any technology that we may develop or implement or make it obsolete. In addition, the costs associated with implementing these initiatives might exceed expectations, which could result in additional future charges, and we may be exposed to increased cybersecurity or related risks. The occurrence of any of these risks could have a material adverse effect on our business, financial position and results of operations.
We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of misuse, theft, exposure, tampering or other intrusions.
A variety of important processes relating to the research and development, production and sale of our products depend heavily on our information systems, including cloud-based computing, or those of third-party providers to whom we outsource certain business functions, including the storage and transfer of critical, confidential, sensitive or personal information regarding our patients, clinical trial subjects, vendors, customers, employees and others. We also increasingly seek to develop and collaborate on technology-based digital health products, such as mobile applications that aim to improve patient welfare in a variety of ways, which could lead us to store and transfer personal information about individual patients, customers and others. The size, age and complexity of our information technology systems make them potentially vulnerable to service interruptions, malicious intrusions and random attacks. Cyber-attacks are increasing in frequency, sophistication and intensity, and may occur opportunistically in response to Takeda’s public statements, such as the announcement of a new strategic partnership or key pipeline milestone. These and other cyber-attacks are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, hacktivists, nation-states and others. Cyber-attacks could include the deployment of harmful malware, denial of service attacks, worms, social engineering and other means to affect service reliability and threaten data confidentiality, integrity and availability. The development and maintenance of systems to safeguard against such attacks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Moreover, the costs related to these security measures are expected to continue to increase. For zero-day threats, or new vectors of attack which are currently unknown, the risk that our defenses will be inadequate is particularly pronounced. Despite our efforts, Takeda has been the target of cyber-attacks and experienced data breaches and cannot eliminate all risks associated with such attacks. For example, in March 2024, Takeda notified regulators and BioLife plasma donors of potential unauthorized access of certain online donor accounts containing personal information and issued a password reset for impacted donor accounts.
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
In order to produce, develop, support and market our products, we depend on the expertise and leadership of our senior management team and other key members of our organization and need to attract and retain talent to support our operations in highly competitive markets or areas. The loss of key members of our organization, including senior members of our scientific and management teams, high-quality researchers and development specialists, could delay or prevent the achievement of major business objectives. The market is competitive in specific geographic regions and in specialized fields. While we are making targeted investments in the recruitment, development, and retention of key employees through competitive compensation, meaningful career development, and performance-based rewards, those employees could terminate their employment with us for any reason and there is no assurance that we will be able to attract or retain key employees and successfully manage them. Our inability to attract and integrate and retain highly skilled personnel, particularly those in leadership positions, may weaken our succession plans and may materially adversely affect our ability to implement our strategy and meet our strategic objectives, which could ultimately adversely affect our business and results of operations.

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
While our products are subject to comprehensive clinical trials and rigorous statistical analysis during the development process prior to approval, there are inherent limitations with regard to the design of such trials, including the limited number of patients enrolled in such trials, the limited time used to measure the efficacy of the product and the limited ability to perform long-term monitoring. In the event that such unanticipated adverse reactions are discovered, we may be required to add descriptions of the adverse reactions as precautions to the packaging of our products, recall and terminate sales of products or conduct costly post-launch clinical trials. Furthermore, concerns relating to potential adverse reactions could arise among consumers or medical professionals, and such concerns, whether justified or not, could have an adverse effect on sales of our products and our reputation. We could also be subject to product liability litigation by patients who have suffered, or claim to have suffered, such adverse reactions resulting in harm to their health as well as product recalls or the revocation of regulatory approvals.
Although we previously maintained a stand-alone comprehensive product liability insurance policy, currently we maintain reduced and limited product liability coverage through our self-insured General Liability insurance program, and we therefore could be subject to product liability that significantly exceeds our policy coverage and limits. As a result, the legal costs that we would bear for handling such claims and potential indemnifications to be paid to claimants could materially and adversely affect our financial condition. In addition, the negative publicity from product liability claims, whether justified, may damage our reputation and may negatively impact the number of prescriptions of the product in question or our other products. As a result, our business, financial condition and results of operations could be materially and adversely affected. We will continue to explore potentially re-visiting a stand-alone product liability insurance policy in the future.
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
We are subject to evolving and complex tax laws in the jurisdictions in which we operate, and routinely obtain advice on tax-related matters. Significant judgment is required in determining our tax liabilities, and our tax returns are periodically examined by various tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our accrual for tax contingencies; however, due to the complexity of tax matters, the ultimate resolution of any tax matters may result in payments greater or less than the amounts accrued. Our tax liabilities are affected by many factors, including our intercompany transfer pricing related to the amounts we charge in cross-border intercompany transactions for inventory, services, licenses, funding and other items, which are subject to the use of assumptions and judgments. Although we believe that we transact intercompany business in accordance with arm’s-length principles, tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters, and may assess additional taxes as a result.
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

The Organization for Economic Co-operation and Development (OECD) introduced a new inclusive framework on Base Erosion and Profit Shifting (BEPS 2.0) that contains a two-pillar solution to address the tax challenges arising from the digitalization of the economy. These changes are now being progressively implemented by tax authorities around the world and represent a fundamental change to the international tax framework. Pillar One provides for a new nexus standard/taxing right that allocates a portion of intangible/residual profits directly to market jurisdictions but only for the largest and most profitable companies, including Takeda. Pillar Two provides for a global minimum level of taxation (15%) that establishes a floor for tax competition amongst jurisdictions. Since the introduction of the OECD Inclusive Framework, over 130 countries have endorsed the framework. On March 28, 2023 the Japanese Diet passed a tax reform bill containing laws to implement certain aspects of the OECD BEPS Pillar Two initiative. These provisions generally reflect the rules established by the OECD and are applicable to fiscal years beginning on or after April 1, 2024. Takeda has reviewed the enacted rules and determined that top-up taxes may be applicable in some jurisdictions in which we operate. For example, for the year ended March 31, 2025 we reported a Pillar Two tax expense of JPY 0.3 billion.
Changes in data privacy and protection laws and regulations or any failure to comply with such laws and regulations, could adversely affect our business and financial results.
We are subject to laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Significant uncertainty exists as these laws vary across jurisdictions potentially leading to inconsistent or conflicting requirements. For example, the EU’s General Data Protection Regulation (the “GDPR”) imposes significant data protection obligations on companies regarding the handling of personal data and provides individuals with heightened privacy rights. EU regulators have increasingly imposed significant fines under the GDPR for non-compliant organizations reaching up to the higher of EUR 20 million or 4% of annual global turnover for the most serious breaches. Following the GDPR’s regulatory model several countries have enacted enhanced privacy laws and cross-border data transfer restrictions, including Brazil, Canada, China, India, Japan, Russia, Singapore and the U.S. For example, a U.S. Department of Justice rule implementing Executive Order 14117, issued in December 2024, restricts certain types and quantities of sensitive U.S. personal data or government-related data transactions with countries of concern, and imposes burdensome due diligence and reporting requirements. The U.S is also seeing a continued expansion of state-level privacy laws and enforcement actions, adding to the growing complexity of compliance in navigating an increasingly fragmented landscape of state regulations. Another example is the recent expansion of onerous cross-border transfer restrictions and obligations from countries and regions such as China, Brazil, Latin-America, Saudi Arabia and Turkey.
The increased use of digital technologies involving personal data, such as mobile health apps, wearables, digitalization of clinical trials or AI tools deployed on personal data pose additional risks for our company due to the larger volume of personal data we handle, potential security threats of such technology, and our ability to assess the deployment of each technology because of the volume and speed at which they are being developed. Compliance with existing, proposed and recently enacted laws and regulations can be costly and failure to comply could subject us to legal and reputational risks. We have also observed an increase in cyber-attacks targeting health information. See “—Risks Relating to Our Business Strategies—We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of misuse, theft, exposure, tempering or other intrusions.” Misuse of or failure to secure personal information could also result in violation of data privacy laws, regulations, legal proceedings against us by governmental entities or others, damage to our reputation and credibility, and it could also negatively impact our company results.
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
Furthermore, changes to current environmental laws and regulations may impose further compliance and tax related requirements on us that may impair our research, development and production efforts as well as our other business activities. Examples of new or evolving regulatory requirements in the EU include Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”); Classification, Labelling, and Packaging of substances and mixtures (“CLP”); the Globally Harmonized System of Classification and Labelling of Chemicals (“GHS”); producer responsibility frameworks; and regulations related to addressing climate change such as the EU’s Carbon Border Adjustment Mechanism, or other emerging environmental areas such as the EU Regulation on Deforestation-free Products or so-called Per- and Polyfluoroalkyl Substances (PFAS) chemical use. Increased environment, health and safety laws, regulations and enforcement could result in substantial costs and liabilities to us and could subject our use, manufacture, handling, storage, transportation, and disposal of hazardous materials to additional constraints. Consequently, compliance with these laws could result in capital expenditures as well as other costs and liabilities, thereby adversely affecting business, financial position and results of operations.

Risks Relating to the Operating Environment
Our results of operations and financial condition may be adversely affected by foreign currency exchange rate fluctuations.
We manufacture and sell products to customers in numerous countries, and we have entered and will enter into acquisition, licensing, borrowings or other financial transactions that give rise to translation and transaction risks related to foreign currency exposure. Fluctuations in currency exchange rates in the markets where we are active could negatively affect our results of operations, financial position and cash flows. For the fiscal year ended March 31, 2025, 90.9% of our sales were in markets outside Japan. Our consolidated financial statements are presented in Japanese yen, and by translating the foreign currency financial statements of our foreign subsidiaries into Japanese yen, the amounts of our revenue, operating profit, assets and equity, on a consolidated basis, are affected by prevailing rates of exchange.
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
We are exposed to both physical and transition risks associated with climate change. To date, we have not experienced material impacts relating to climate change, including compliance or litigation-related impacts. However, in recent years, extreme weather events and changing weather patterns such as storms, flooding, droughts and temperature changes have become more common. As a result, we are potentially exposed to various natural disasters or extreme weather risks such as hurricanes, tornadoes, droughts or floods, typhoons, tidal waves, wildfires or other events and chronic risks such as sea level rise, extreme heat and water stress that may result from the impact of climate change on the environment. Our latest risk assessments indicate that some parts of our operations and certain of our contract manufacturers may be particularly exposed to increased heat stress, water scarcity or flooding as a result of climate change. Moreover, despite our internal evaluations regarding climate-related risks, there may be additional effects of climate change not currently contemplated by our internal models or by the market and society at large that may materialize in the future, leading to unexpected impacts on our business.
Climate change may also result in new or more stringent regulatory requirements globally. Climate-related regulations may require companies to accelerate and/or increase investment in technology to reduce energy consumption, water consumption and greenhouse gas emissions beyond current plans. Climate-related regulations could also lead to mandatory carbon pricing such as carbon taxes, for us or our suppliers or climate risk disclosures. We are currently subject to carbon emission-based taxation schemes in certain jurisdictions, including the EU and Japan. Our risk assessments suggest that the net impact of these climate-related transition risks could increase our operational expenses or that of our suppliers. We have also established a number of initiatives relating to the environment voluntarily, including a commitment to achieve net-zero (as defined in the Science Based Targets initiative (SBTi) Corporate Net-Zero Standard) in greenhouse gas (GHG) emissions related to our operations (Scope 1 and Scope 2) by FY2035 and for our entire value chain (including currently estimated Scope 3 GHG emissions) by FY2040. See “—Risks Relating to Our Business Strategies—We may experience difficulty implementing sustainability-related measures, particularly those relating to the environment, or in meeting the expectations of stakeholders.”
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
A significant portion of our global sales is made to a relatively small number of wholesale distributors, retail chains and other purchasing groups. In the fiscal year ended March 31, 2025, there were two wholesale distributors, McKesson Group and Cencora Group, that each individually accounted for over ten percent of Takeda’s total revenue. If one of our significant wholesale distributors encounters financial or other difficulties, such a distributor may decrease the amount of business that it does with us, and we may be unable to collect the amounts that the distributor owes us on a timely basis or at all. Furthermore, the concentration of wholesale distributors has been increasing through mergers and acquisitions. In addition to increased credit risks, this has resulted in such distributors gaining additional purchasing leverage, which may increase pricing pressure on our products. Such credit concentration risks and pricing pressure could adversely affect our business, financial condition and results of operations.
We may have to recognize additional charges on our statements of profit or loss due to impairment of goodwill, other intangible assets and equity method investments.
We carry significant amounts of goodwill and intangible assets on our consolidated statements of financial position as a result of past acquisitions, including the Shire Acquisition. As of March 31, 2025, we had goodwill of JPY 5,324.4 billion and intangible assets of JPY 3,631.6 billion. Goodwill and intangible assets recorded in relation to acquisitions are recognized on our consolidated statements of financial position on the acquisition date. Under IFRS, we are required to examine such assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results-Critical Accounting Policies-Impairment of Goodwill and Intangible Assets”.
We may from time to time enter into business ventures with third-party entities where we have significant influence over the decisions on financial and operating policies, but do not have control or joint control (referred to as investments in associates). We may also from time to time enter into joint arrangements whereby we and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement (referred to as joint venture). Our policy is to account for these investments using the equity method of accounting. As of March 31, 2025, there were no joint arrangement of IFRS 11 in existence.
As of March 31, 2025, the carrying amount of investments accounted for using the equity method was JPY 10.8 billion. Under IFRS, at each reporting period, we are required to determine whether there is objective evidence that the investment in each associate or joint venture is impaired.
The recognition of such impairment charges may adversely affect our business, financial condition and results of operations. For example, for the reporting period ended March 31, 2025, we reported a JPY 27.8 billion in impairment charges resulting from the decision to terminate the development of TAK-186 and TAK-280 acquired through Maverick Therapeutics Inc. In addition, our ability to pay dividends depends on our ability to meet the requirements for distribution of Surplus under the Companies Act and impairment charges may reduce the amount of Surplus available for dividends. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on the Distribution of Surplus.”
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

Item 4. Information on the Company
A. History and Development of the Company
Takeda is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda's business is grouped into six key business areas: Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), Oncology, Vaccines and Neuroscience. Our R&D efforts focus on three core therapeutic areas: Gastrointestinal and Inflammation, Neuroscience and Oncology. We also make targeted R&D investments in PDT. We focus on developing innovative medicines that make a difference in people’s lives by advancing the frontier of new treatment options and leveraging our collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. We focus on high unmet medical needs, both in rare and more prevalent conditions, to deliver high-quality medicines to patients and communities as quickly as possible. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, primarily in the United States, Europe, Japan and Singapore and major research centers in Japan and the United States. Commercially, we have a very significant presence in the United States, Japan, and Europe as well as a fast-growing business in China. We have also accelerated our focus on data, digital and technology to make our business operations more effective and efficient, increase innovation and better serve our stakeholders.
Our purpose is to contribute to better health for people and a brighter future for the world. We do this through the pursuit of our vision to discover and deliver life-transforming treatments, guided by our three imperatives of Patient, People and Planet and powered by data and technology: Patient - We responsibly translate science into highly innovative, life-transforming medicines and vaccines, and accelerate access to improve lives worldwide; People - We create an exceptional people experience; Planet - We protect our planet. Our values ensure that the decisions we make consider all our stakeholders. We create long-term value for patients, shareholders and society while sustaining positive impact for our people, the communities we reach and the planet we share.
Our 244-year history started in 1781, when Chobei Takeda began selling traditional Japanese and Chinese herbal medicines in Doshomachi, Osaka. After Japan’s Meiji Restoration opened the country to increased overseas trade in the late 1860s, we were one of the first companies to begin importing Western medicines into Japan. In 1895, we began our pharmaceutical manufacturing business, and our research division was formed in 1914, allowing us to begin to discover our own pharmaceutical products. In 1925, we were incorporated as Chobei Takeda & Co., Ltd. and our name was later changed to Takeda Pharmaceutical Company Limited. In 1949, our shares were listed on the Tokyo and Osaka stock exchanges. We began expanding into overseas markets in the 1960s; first in Asia and, subsequently, other markets around the world. We began enhancing our overseas business infrastructure in the late 1990s, with the formation of new subsidiaries in the U.S. and Europe.
In 2008, we acquired a leading U.S. biopharmaceutical company in Millennium Pharmaceuticals, Inc. We leveraged the complementary strengths of Millennium and Takeda, with Millennium's innovative products, pipeline and expertise in oncology. Takeda also acquired Nycomed in 2011, with a strong presence in Europe and emerging markets. This allowed Takeda to expand to more than 70 markets and enhance our global sales structure in order to deliver pharmaceutical products to more patients around the world. These two large acquisitions within a short time span allowed Takeda to accelerate its globalization.
In the period since 2014, our efforts have focused on enhancements to our R&D capabilities, prudent value-enhancing acquisition activities and post-acquisition integration. Specifically, Takeda implemented an R&D transformation process to diversify modalities in our research and actively engage with innovative ecosystems around the world in the form of partnerships. As examples of acquisition activities, in January 2019, we acquired Shire plc., bringing together Takeda and Shire’s complementary positions in gastroenterology and neuroscience, and establishing leading positions in rare diseases and PDT. Takeda continues to pursue prudent value-enhancing acquisitions and in February 2023, we acquired all shares of Nimbus Lakshmi, Inc., a subsidiary of Nimbus Therapeutics, LLC, which brought into our pipeline zasocitinib (TAK-279). Zasocitinib is a highly selective oral TYK2 inhibitor with potential to demonstrate best-in-class efficacy, safety and convenience in the treatment of psoriasis as well as multiple other immune-mediated diseases, including inflammatory bowel disease and psoriatic arthritis. With the continued progression of zasocitinib and other late-stage pipeline programs, Takeda has entered a new period focused on strategic pipeline investment, new product launches, efficiency improvements and shareholder returns.
During the three fiscal years ended March 31, 2025, Takeda divested several businesses and assets in non-core areas. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for further details on major businesses and assets acquired and divested.
Our principal capital expenditures during the three fiscal years ended March 31, 2025, comprise our investment in, and acquisition of property, plant and equipment and intangible assets. In the fiscal years ended March 31, 2023, 2024 and 2025, we made capital expenditures (comprising the investment in, and acquisition of property, plant and equipment and intangible assets recorded on our consolidated statements of financial position) of JPY 898.7 billion, JPY 496.7 billion and JPY319.4 billion respectively, including the following highlights:
•In the fiscal year ended March 31, 2023, we continued investing in our plasma collection center network, with the addition of 29 new centers to bring Takeda’s total global footprint to 233 centers. We also executed several in-licensing deals and an acquisition to strengthen the pipeline, including zasocitinib (TAK-279) from Nimbus Therapeutics, LLC, fruquintinib from HUTCHMED Limited and TAK-227 from Zedira GmbH and Dr. Falk Pharma GmbH.
•In the fiscal year ended March 31, 2024, we continued investing in our plasma collection center network, with the addition of 27 new centers to bring Takeda’s total global footprint to 260 centers. We also signed a worldwide license and collaboration agreement with Protagonist Therapeutics for the development and commercialization of rusfertide, an investigational injectable hepcidin mimetic peptide of the natural hormone hepcidin. In March 2025, the Phase 3 VERIFY trial evaluating rusfertide for the treatement of ploycythemia vera (PV), met its primary endpoint and all key secondary endpoints.

•In the fiscal year ended March 31, 2025, we continued investing in our plasma donation center network, with the addition of 15 new centers to bring Takeda’s total global footprint to 275 centers. We also signed an exclusive licensing agreement with Keros Therapeutics, Inc. to further develop, manufacture and commercialize elritercept, a late-stage investigational activin inhibitor designed to treat anemia associated with certain hematologic cancers, including myelodysplastic syndromes (MDS) and myelofibrosis (MF), worldwide outside of mainland China, Hong Kong and Macau.
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
The address of our global head office is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo, 103-8668, Japan; telephone number: 81-3-3278-2111. Takeda’s agent in the U.S. in connection with this annual report, as well as its agent for service of process for its registration statements filed with the SEC, is Takeda Pharmaceuticals U.S.A., Inc., 500 Kendall Street, Cambridge, MA 02142 U.S.A., telephone number: 1-857-757-6000.
The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Our corporate website is www.takeda.com.
B. Business Overview
We are a patient-focused, values-based, R&D-driven global biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of biopharmaceutical products. Our intent is to translate science into highly innovative life-transforming medicines. We have built an R&D engine focused on three core therapeutic areas, leveraging internal research and external partners in order to have access to different modalities like biologics or small molecules. We have a geographically diversified global business base and our prescription drugs are marketed worldwide.
We have approximately 47,000 employees worldwide dedicated to our purpose of better health for people and a brighter future for the world through leading innovation in medicine. Our culture is based on our values of Takeda-ism which incorporates Integrity, Fairness, Honesty, and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputation-Business, in that order.
Our commercial efforts are focused on six key business areas of GI, Rare Diseases, PDT, Oncology, Vaccines and Neuroscience, which in the fiscal year ended March 31, 2025 accounted for 94.4% of our total revenue. We believe these business areas will drive our future revenue growth, and we will continue to make the necessary investments, as well as targeted acquisitions and divestitures, to further sharpen our focus and maximize the contributions of our portfolios in these areas. As of March 31, 2025, the following Growth & Launch Products are our growth driver products in our key business areas: ENTYVIO, EOHILIA, TAKHZYRO, LIVTENCITY, ADZYNMA, Immunoglobulin products (including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU), Albumin products (including HUMAN ALBUMIN/FLEXBUMIN), FRUZAQLA, ALUNBRIG and QDENGA.
Our R&D engine is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (PDT) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need, both in rare and more prevalent conditions, across our core therapeutic areas (gastrointestinal and inflammation, neuroscience and oncology). Takeda is committed to both rare and more prevalent diseases, and many of the life-transforming medicines we are pursuing will treat rare diseases in our core therapeutic areas as well as in PDT. We are working to harness the potential of cell therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. We are embracing data and digital technologies with the aim of improving the quality of innovation and accelerating execution.
We are also focused on our goals of optimizing our financial strength, delivering competitive margins and generating cash flows to invest in the business, to maintain a solid investment grade credit rating and to return cash to shareholders. In addition to these improvements, we also seek to improve operational efficiency across our organization through implementing transformational initiatives. On May 9, 2024, we announced a multi-year, enterprise-wide efficiency program aimed at promoting business growth and improving our profitability. This program includes increasing the agility and simplicity of our business organization, investing in digital, data and technology to enhance productivity and efficiency across the organization and implementing cost reductions and process improvements in supply chain and vendor management.

The following is a summary of our principal products by business area.
In GI, our principal products include:
•ENTYVIO (vedolizumab), a treatment for moderate to severe ulcerative colitis and Crohn’s disease. Sales of ENTYVIO have grown strongly since its launch in the U.S. and Europe in 2014 and it was our top selling product in the fiscal year ended March 31, 2025. ENTYVIO is now approved in more than 70 countries worldwide with a subcutaneously administered formulation approved in the U.S., Europe and Japan. We strive to maximize its potential by seeking approval in additional countries, examining use in further indications. In the fiscal year ended March 31, 2025, our revenue from ENTYVIO was JPY 914.1 billion.
•EOHILIA (budesonide oral suspension), a therapy for eosinophilic esophagitis (EoE). EOHILIA is a corticosteroid, and the first and only FDA-approved oral therapy indicated for 12 weeks of treatment in patients 11 years and older with EoE. EOHILIA was approved by the U.S. FDA in February of 2024 and subsequently launched. In the fiscal year ended March 31, 2025, our revenue from EOHILIA was JPY 5.5 billion.
•TAKECAB/VOCINTI (vonoprazan fumarate), a treatment for acid-related diseases. TAKECAB was launched in Japan in 2015 and has achieved significant growth driven by its efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. TAKECAB (Chinese brand name: VOCINTI) was approved for reflux esophagitis in 2019 in China. In the fiscal year ended March 31, 2025, our revenue from TAKECAB/VOCINTI was JPY 130.8 billion.
•GATTEX/REVESTIVE (teduglutide [rDNA origin]), a treatment for patients with short bowel syndrome (SBS) who are dependent on parenteral support. GATTEX/REVESTIVE has been launched in the U.S., Europe and Japan with adult and pediatric indications. In the fiscal year ended March 31, 2025, our revenue from GATTEX/REVESTIVE was JPY 146.3 billion.
In Rare Diseases, our principal products are:
•TAKHZYRO (lanadelumab-flyo), for the prevention of hereditary angioedema (HAE) attacks. TAKHZYRO is a fully human monoclonal antibody that specifically binds and decreases plasma kallikrein, an enzyme which is chronically uncontrolled in people with HAE. TAKHZYRO was approved for patients 12 years and older in both the U.S. and Europe in 2018, in China in 2020 and in Japan in 2022 and we are working to expand into further geographic areas. In 2023, TAKHZYRO was also approved by the FDA and the European Commission in patients aged 2 years and older, and in February 2025, an additional 2 mL pre-filled pen option for the product was approved by the European Medicines Agency (EMA) for subcutaneous administration in adolescents (aged 12 years and above) and adult patients with hereditary angioedema. In the fiscal year ended March 31, 2025, our revenue from TAKHZYRO was JPY 223.2 billion.
•LIVTENCITY (maribavir), a treatment for adults and pediatric patients (12 years and older and weighing at least 35 kg) for post-transplant cytomegalovirus (CMV) infection/disease that is refractory to treatment (with or without genotypic resistance) with ganciclovir, valganciclovir, foscarnet or cidofovir. LIVTENCITY launched in the U.S. in December 2021, and was approved in Europe in November 2022, and China in December 2023. LIVTENCITY continues to show strong launch performance driven by fast uptake, rapid geographic expansion and positive market access trends indicating high unmet medical needs. In the fiscal year ended March 31, 2025, our revenue from LIVTENCITY was JPY 33.0 billion.
•ADZYNMA (ADAMTS13, recombinant-krhn), a prophylactic and on-demand treatment of adult and pediatric patients with congenital thrombotic thrombocytopenic purpura (cTTP). ADZYNMA is the first and only FDA-approved recombinant ADAMTS13 (rADAMTS13) designed to address an unmet medical need in people with cTTP by replacing the deficient ADAMTS13 enzyme. ADZYNMA (apadamtase alfa/cinaxadamtase alfa) has now also been approved in Japan for treatment of cTTP for individuals 12 years and older, and in Europe (EMA markets) for individual of all ages. In the fiscal year ended March 31, 2025, our revenue from ADZYNMA was JPY 7.1 billion.
•ELAPRASE (idursulfase), an enzyme replacement therapy for the treatment of Hunter syndrome (also known as Mucopolysaccharidosis Type II or MPS II). In the fiscal year ended March 31, 2025, our revenue from ELAPRASE was JPY 97.2 billion.
•REPLAGAL (agalsidase alfa), an enzyme replacement therapy for the treatment of Fabry disease, marketed outside of the U.S., and also approved in China in 2020. Additionally, Takeda has acquired the manufacturing and marketing approval and the marketing rights of REPLAGAL in Japan from Sumitomo Dainippon Pharma as of February 2022. Fabry disease is a rare, inherited genetic disorder resulting from a deficiency in the activity of the lysosomal enzyme alpha-galactosidase A, which is involved in the breakdown of fats. In the fiscal year ended March 31, 2025, our revenue from REPLAGAL was JPY 77.9 billion.
•ADVATE (antihemophilic factor (recombinant)), a treatment for hemophilia A (congenital factor VIII deficiency) for control and prevention of bleeding episodes, for perioperative management and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. In the fiscal year ended March 31, 2025, our revenue from ADVATE was JPY 111.8 billion.
•ADYNOVATE/ADYNOVI (antihemophilic factor (recombinant) [PEGylated]), an extended half-life recombinant factor VIII treatment for hemophilia A. ADYNOVATE/ADYNOVI uses the same manufacturing process as the standard half-life recombinant factor VIII therapy ADVATE, and adds a proven technology, PEGylation (a chemical process that prolongs the amount of time a compound remains in circulation, potentially allowing for fewer injections), which we exclusively licensed from Nektar Therapeutics. In the fiscal year ended March 31, 2025, our revenue from ADYNOVATE/ADYNOVI was JPY 64.6 billion.
•VPRIV (velaglucerase alfa), is indicated for long-term enzyme replacement therapy (ERT) in patients with type 1 Gaucher disease. In the fiscal year ended March 31, 2025, our revenue from VPRIV was JPY 53.5 billion.

In Plasma-Derived Therapies (PDT), our principal products are:
•GAMMAGARD LIQUID/KIOVIG (Immune Globulin Intravenous (Human) 10%), a liquid formulation of the antibody replacement therapy immunoglobulin (IG), for the treatment of adult and pediatric patients two years or older with primary immunodeficiencies (PID) (administered either intravenously or subcutaneously), and adult patients with multifocal motor neuropathy (MMN) (administered intravenously). GAMMAGARD LIQUID was approved for adult patients with chronic inflammatory demyelinating polyneuropathy (CIDP) in the U.S. in January 2024. KIOVIG is the brand name used for GAMMAGARD LIQUID in many countries outside of the U.S.; KIOVIG is approved in Europe for multiple indications including CIDP.
•HYQVIA (Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase), a product consisting of human normal IG and recombinant human hyaluronidase (licensed from Halozyme). HYQVIA is the only subcutaneous IG treatment for PID patients with a dosing regimen that requires only one infusion up to once per month and one injection site per infusion to deliver a full therapeutic dose of IG. HYQVIA is approved in the U.S. for adults with PID, in Europe for patients with PID syndromes and myeloma or CLL with severe secondary hypogammaglobulinemia and recurrent infections and in Japan for patients with PID or secondary immunodeficiency (SID) with agammaglobulinemia or hypogammaglobulinemia. In January 2024, HYQVIA was approved for maintenance treatment in adult patients with chronic inflammatory demyelinating polyneuropathy (CIDP) in the U.S. and CIDP patients of all ages in Europe.
•CUVITRU (Immune Globulin Subcutaneous (Human), 20% Solution), indicated as replacement therapy for primary humoral immunodeficiency in adult and pediatric patients two years and older. CUVITRU is also indicated in Europe for the treatment of certain secondary immunodeficiencies. CUVITRU is the only 20% subcutaneous IG treatment option without proline and with the ability to infuse up to 60 mL (12 grams) per site and 60 mL per hour, per site as tolerated, resulting in fewer infusion sites and shorter infusion durations compared to other conventional subcutaneous IG treatments.
In the fiscal year ended March 31, 2025, the total revenue from our PDT immunology portfolio, including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU, was JPY 757.8 billion.
•FLEXBUMIN (Human Albumin in a bag) and Human Albumin (glass), available as 5% and 25% solutions, indicated for hypovolemia, hypoalbuminemia due to general causes and burns, and for use during cardiopulmonary bypass surgery as a component of the pump prime. FLEXBUMIN 25% is also indicated for hypoalbuminemia associated with adult respiratory distress syndrome (ARDS) and nephrosis, and hemolytic disease of the newborn (HDN). In the fiscal year ended March 31, 2025, the total revenue from our albumin portfolio, including FLEXBUMIN and Human Albumin (glass) was JPY 141.4 billion.
In Oncology, our principal products include:
•ALUNBRIG (brigatinib), an orally administered small molecule anaplastic lymphoma kinase (“ALK”) inhibitor used to treat ALK-positive non-small cell lung cancer (NSCLC), was granted accelerated approval for patients who have progressed on or are intolerant to crizotinib in the U.S. in 2017, and marketing authorization for patients previously treated with crizotinib in the EU in 2018. The indication of ALUNBRIG was expanded to include newly diagnosed ALK-positive NSCLC patients in both the U.S. and the EU in 2020. ALUNBRIG was approved as a first and second-line therapy in Japan in January 2021. ALUNBRIG was also approved in China in March 2022. In the fiscal year ended March 31, 2025, our revenue from ALUNBRIG was JPY 36.4 billion.
•FRUZAQLA (fruquintinib), a treatment for adults with metastatic colorectal cancer (mCRC) who have been previously treated with fluoropyrimidine-, oxaliplatin- and irinotecan-based chemotherapy, an anti-VEGF therapy, and, if RAS wild-type and medically appropriate, an anti-EGFR therapy. FRUZAQLA is approved in the U.S., EU, Japan and a number of other countries around the world as a selective oral inhibitor of all three VEGF receptors. Takeda has the exclusive worldwide license to further develop, commercialize and manufacture fruquintinib outside of mainland China, Hong Kong and Macau. Fruquintinib is developed and marketed in China by HUTCHMED. In the fiscal year ended March 31, 2025, our revenue from FRUZAQLA was JPY 48.0 billion.
•LEUPLIN/ENANTONE (leuprorelin), a treatment for hormone-responsive cancers such as prostate cancer or breast cancer in women, as well as children with central precocious puberty, women with endometriosis and infertility, and to improve anemia in women with uterine leiomyomata (fibroids). While leuprorelin is no longer protected by patent, there is limited generic competition due to manufacturing considerations. In the fiscal year ended March 31, 2025, our revenue from LEUPLIN/ENANTONE was JPY 119.3 billion.
•NINLARO (ixazomib), the first oral proteasome inhibitor for the treatment of multiple myeloma (MM), was approved in the U.S. in 2015 for relapsed/refractory MM and was approved in Europe in 2016, in Japan in 2017 and in China in 2018. In Japan, NINLARO is also approved as a maintenance treatment for MM. In the fiscal year ended March 31, 2025, revenue from NINLARO was JPY 91.2 billion.
•ADCETRIS (brentuximab vedotin), an anti-cancer agent used to treat Hodgkin lymphoma (HL) and systemic anaplastic large cell lymphoma (sALCL), has received marketing authorization in more than 70 countries worldwide and was approved in China in May 2020. Takeda jointly developed ADCETRIS with Seagen Inc., now a wholly owned subsidiary of Pfizer Inc. (“Pfizer”), and has commercialization rights in countries outside the U.S. and Canada. In the fiscal year ended March 31, 2025, our revenue from ADCETRIS was JPY 129.0 billion.
•ICLUSIG (ponatinib),a tyrosine kinase inhibitor targeting BCR::ABL1 with indications across chronic myeloid leukemia (CML) and Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL), received full approval in the U.S. in 2016 and subsequent U.S. approvals in expanded indications in 2020 and 2024. We have commercialization rights in the U.S. and Australia. Outside of the U.S. and Australia, ICLUSIG is marketed in over 60 markets by five authorized partners from whom Takeda receives varying levels of supply, royalty and milestone payments. In the fiscal year ended March 31, 2025, our revenue from ICLUSIG was JPY 70.7 billion.
In Neuroscience, our principal products are:
•VYVANSE/ELVANSE (lisdexamfetamine dimesylate), a stimulant medication indicated for the treatment of attention deficit hyperactivity disorder (ADHD) in patients six years and older and for the treatment of moderate to severe binge eating disorder in adults. Sales declined in the U.S. since 2023, following the entry of generic competition. In the fiscal year ended March 31, 2025, our revenue from VYVANSE/ELVANSE was JPY 350.6 billion.
•TRINTELLIX (vortioxetine), an antidepressant indicated for the treatment of major depressive disorder (MDD) in adults. TRINTELLIX was co-developed with H. Lundbeck A/S, and Takeda has commercialization rights in the U.S., where it was launched in 2014 and in Japan, where it was launched in 2019. In the fiscal year ended March 31, 2025, our revenue from TRINTELLIX was JPY 125.7 billion.
In Vaccines, our principal product is:
•QDENGA (Dengue Tetravalent Vaccine [Live, Attenuated]), a dengue vaccine that is based on a live-attenuated dengue serotype 2 virus, which provides the genetic “backbone” for all four dengue virus serotypes and is designed to protect against any of these serotypes. QDENGA is available in 29 countries including endemic countries and travel markets. In the fiscal year ended March 31, 2025, our revenue from QDENGA was JPY 35.6 billion.
For a breakdown of revenues by geographic region, see Note 4 to our audited consolidated financial statements.
Research and Development
Research and development expenses for the fiscal year ended March 31, 2025 were JPY 730.2 billion. Takeda does not report disaggregated R&D expenses, including by therapeutic area or clinical trial stage, as our R&D budget is determined on a company-wide basis and specific expenditures may be subject to re-allocation depending on development results and priorities.
The research and development (R&D) of biopharmaceutical products is a lengthy and expensive process that can span more than 10 years. The process includes multiple studies to evaluate a product’s efficacy and safety, followed by submission to regulatory authorities who review the data and decide whether to grant marketing approval. Only a small number of therapeutic candidates pass such rigorous investigation and become available for use in clinical treatment. Once approved, there is ongoing R&D support for marketed products, including life-cycle management, medical affairs and other investments.
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
Phase 1 clinical trials
Conducted using a small group of healthy adult volunteers in order to evaluate safety and absorption, distribution, metabolism and excretion of the drug.
Phase 2 clinical trials
Conducted using a small group of patient volunteers in order to evaluate safety, efficacy, dosage and administration methods. Phase 2 clinical trials may be divided into two sub-categories, Phase 2a and Phase 2b. Phase 2a are usually pilot studies designed to demonstrate clinical efficacy or biological activity. Phase 2b studies look to find the optimum dose at which the drug shows biological activity with minimal side-effects.
Phase 3 clinical trials
Conducted using a large number of patient volunteers in order to evaluate safety and efficacy in comparison to other medications already available or placebo.
Of these three phases, Phase 3 requires the largest expenditures and thus the decision to proceed with Phase 3 testing is a critical business decision in the drug development process. For those drug candidates that pass Phase 3 clinical trials, a New Drug Application (“NDA”), Biologics License Application (“BLA”) or a Marketing Authorization Application (“MAA”) is submitted to the relevant governmental authorities for approval, which if granted permits the subsequent launch of the drug. The preparation of an NDA, BLA or MAA submission involves considerable data collection, verification, analysis and expense. Even after the launch of the product, health authorities require post-marketing surveillance of adverse events, and they may request a post-marketing study to provide additional information regarding the risks and benefits of the product.
Takeda’s R&D engine is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (PDT) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need, both in rare and more prevalent conditions, across our core therapeutic areas (gastrointestinal and inflammation, neuroscience and oncology). Takeda is committed to both rare and more prevalent diseases, and many of the life-transforming medicines we are pursuing will treat rare diseases in our core therapeutic areas as well as in PDT. We are working to harness the potential of cell therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. We are embracing data and digital technologies with the aim of improving the quality of innovation and accelerating execution.
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
Our key in-house R&D facilities include:
•Greater Boston Area Research and Development Site: Our Boston R&D sites are located in Cambridge and Lexington, Massachusetts in the United States. They are the R&D center for global gastrointestinal and inflammation, oncology and our global R&D Headquarters. They also support R&D in other areas including plasma-derived therapies. The sites are home to the Takeda Cell Therapy engine with a state-of-the-art cell therapy manufacturing facility. Furthermore, Takeda signed a 15-year lease for an approximately 600,000 square foot state-of-the-art R&D and office facility under construction in Kendall Square, which Takeda plans to occupy from 2026.
•Shonan Health Innovation Park: Located in Fujisawa and Kamakura in Kanagawa Prefecture in Japan, the Shonan Health Innovation Park (“Shonan iPark”) was opened in 2018 when Takeda transformed its Shonan Research Center into the first pharma-led science park in Japan by opening its doors to external parties and is the primary location for Takeda’s neuroscience research. To attract more diverse partners and to further the success of the Shonan iPark, Takeda transferred ownership rights of Shonan iPark to a trustee in 2020 and transferred operation of Shonan iPark to a company established by Takeda in 2023. Takeda, as a flagship tenant, is committed to invigorating life science research in Japan.
•Vienna, Austria Research and Development Site: Our R&D site, located in Vienna, Austria, supports programs in R&D and in PDT. The research center focuses on biologics programs in R&D and contains manufacturing sites for plasma-derived products. A new R&D laboratory is planned to be constructed in Vienna's Donaustadt district in 2026 as a “Green Building” and is designed to be certified as a Total Quality Building (TQB), which includes accessibility, comfort and adherence to environmental sustainability standards.
The following summarizes our primary R&D activities within each of our therapeutic and business areas. The therapeutic candidates in our pipeline disclosed within the key therapeutic and business areas below are in various stages of development and the contents of the pipeline may change as candidates currently under development are removed and new candidates are introduced. Whether the candidates listed below are ever successfully released as products depends on various factors, including the results of pre-clinical and clinical trials, market conditions for various drugs and regulatory approvals. This table primarily shows the indications for which we are actively pursuing regulatory approval and those regulatory approvals granted in fiscal year 2024. We are also conducting additional studies of certain assets to examine their potential for use in further indications and in additional formulations. The listings in the tables below are limited to the U.S., EU, Japan and China, but we are also conducting development activities in other regions. “Global” refers to U.S., EU, Japan and China. Modality of our pipeline assets in the following table is classified into either of the following categories: ‘small molecule’, ‘peptide/oligonucleotide’, ‘cell therapy’ or ‘biologic and other’.

Gastrointestinal and Inflammation
In Gastrointestinal and Inflammation, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal diseases (including those of the liver) as well as immune-mediated inflammatory diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO, including the introduction of a subcutaneous formulation and running real-world evidence generation studies that demonstrate ENTYVIO’s place as a backbone therapy in the IBD treatment paradigm and further our understanding of how to improve outcomes for patients. Zasocitinib (TAK-279) is a next-generation oral tyrosine kinase 2 (TYK2) inhibitor with potential to treat multiple immune-mediated inflammatory diseases. Fazirsiran (TAK-999) is a potential first-in-class RNAi treatment for alpha-1 antitrypsin-deficiency associated liver disease in late-stage development. Mezagitamab (TAK-079) is a potential best-in-class anti-CD38 antibody with disease modifying potential for multiple immune-mediated diseases like ITP and IgA Nephropathy. Furthermore, Takeda is making progress on its pipeline built through in-house discovery, partnerships and business development, which explores opportunities in inflammatory diseases (specifically in gastric, dermatological and rheumatic disorders, along with select rare hematological and renal disorders (ADZYNMA, mezagitamab (TAK-079)), liver diseases and neurogastric disorders.
Our gastrointestinal and inflammation pipeline in clinical development as of May 8, 2025 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
MLN0002 <vedolizumab> ENTYVIO (Global)	Humanized monoclonal antibody against α4β7 integrin (injection)	Biologic and other	Crohn's disease (subcutaneous formulation)	U.S.	Approved (Apr 2024)
			Pediatric Study (intravenous formulation for ulcerative colitis, Crohn’s disease)	Global	P-III
			Pediatric Study (subcutaneous formulation for ulcerative colitis, Crohn’s disease)	Global	P-III
TAK-755[1] <apadamtase alfa/ cinaxadamtase alfa> ADZYNMA (U.S., EU, Japan)	ADAMTS13 enzyme replacement therapy (injection)	Biologic and other	Congenital Thrombotic Thrombocytopenic Purpura	EU China	Approved (Aug 2024) Filed (Mar 2025)
			Immune Thrombotic Thrombocytopenic Purpura	U.S. EU	P-II (b) P-II (b)
TAK-625[2] <maralixibat>	IBAT inhibitor (oral)	Small molecule	Alagille syndrome	Japan	Approved (Mar 2025)
			Progressive Familial Intrahepatic Cholestasis	Japan	Approved (Mar 2025)
TAK-999[3] <fazirsiran>	GalNAc based RNA interference (RNAi) (injection)	Peptide/oligonucleotide	Alpha-1 antitrypsin-deficiency associated liver disease	U.S. EU	P-III P-III
TAK-279 <zasocitinib>	TYK2 inhibitor (oral)	Small molecule	Psoriasis	Global	P-III
			Psoriatic arthritis	Global	P-III
			Crohn’s disease	-	P-II (b)
			Ulcerative colitis	-	P-II (b)
TAK-079 <mezagitamab>	Anti-CD38 monoclonal antibody (injection)	Biologic and other	Immune thrombocytopenia	Global	P-III
			Immunoglobulin A nephropathy	-	P-I
TAK-227/ZED1227[4]	Transglutaminase 2 inhibitor (oral)	Small molecule	Celiac disease	-	P-II (b)

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-101[5]	Tolerizing Immune Modifying nanoParticle (TIMP) (injection)	Biologic and other	Celiac disease	-	P-II
TAK-004	Peptide agonist (injection)	Peptide/oligonucleotide	Nausea and Vomiting	-	P-I
____________
Notes:
(1)Partnership with KM Biologics.
(2)Partnership with Mirum Pharmaceuticals.
(3)Partnership with Arrowhead Pharmaceuticals
(4)Partnership with Zedira and Dr. Falk Pharma. Dr. Falk Pharma leads development.
(5)Partnership with COUR Pharmaceuticals.

Neuroscience
In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need and building its innovative pipeline by leveraging internal expertise and external collaborations. Takeda Neuroscience’s core focus is orexin biology, rare neurology and neurodegeneration diseases. We are advancing a portfolio of tailored therapies designed to unlock the full power of orexin (i.e., oveporexton (TAK-861), TAK-360) to redefine the standard of care for people living with rare sleep-wake disorders and other conditions where orexin biology is implicated. Across our portfolio, we are harnessing advances in disease biology understanding, translational tools, innovative modalities and digital innovation to accelerate development and patient access.
Our neuroscience pipeline in clinical development as of May 8, 2025 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-861 <oveporexton>	Orexin 2R agonist (oral)	Small molecule	Narcolepsy type 1	Global	P-III
TAK-341/MEDI1341[1]	Alpha-synuclein antibody (injection)	Biologic and other	Multiple System Atrophy (MSA)	-	P-II
TAK-594/DNL593[2]	Brain-penetrant progranulin fusion protein (injection)	Biologic and other	Frontotemporal dementia	-	P-II
TAK-360	Orexin 2R agonist (oral)	Small molecule	Idiopathic hypersomnia	-	P-II
			Narcolepsy type 2	-	P-I
TAK-925 <danavorexton>	Orexin 2R agonist (injection)	Small molecule	Narcolepsy	-	P-I
____________
Notes:
(1)Partnership with Alexion, a subsidiary of AstraZeneca.
(2)Partnership with Denali Therapeutics. Denali leads development.

Oncology
In oncology, we are committed to ensuring that patients globally can benefit from and access our portfolio of medicines, while also making progress on a pipeline of potential treatments for the future. Our research and development efforts are focused on three disease areas and four modalities. We are advancing medicines for thoracic, gastrointestinal and hematologic cancers. Within hematologic cancers, we are growing a portfolio of medicines for myeloid cancers, including rusfertide (TAK-121) and elritercept (TAK-226). Our core modalities include antibody drug conjugates (ADCs), complex biologics, small molecules and gamma delta T cell therapies. We complement our internal expertise and global footprint with a robust network of collaborators. We aspire to cure cancer, with inspiration from patients and innovation from everywhere.
Note: From Q4 FY2024, rusfertide is part of the Oncology portfolio.
Our oncology pipeline in clinical development as of May 8, 2025 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-113[1] <fruquintinib> FRUZAQLA (U.S., EU, Japan)	VEGFR inhibitor (oral)	Small molecule	Previously treated metastatic Colorectal Cancer (mCRC)	EU	Approved (Jun 2024)
			Treatment of unresectable advanced or recurrent Colorectal Cancer (CRC) that has progressed after chemotherapy	Japan	Approved (Sep 2024)
SGN-35[2] <brentuximab vedotin> ADCETRIS (EU, Japan, China)	CD30 monoclonal antibody-drug conjugate (injection)	Biologic and other	Front line Hodgkin’s lymphoma – BrECADD regimen (brentuximab vedotin, etoposide, cyclophosphamide, doxorubicin, dacarbazine, dexamethasone) [3]	EU	Filed (Apr 2024) [4]
TAK-121[5] <rusfertide>	Hepcidin mimetic peptide (injection)	Peptide/oligonucleotide	Polycythemia vera	U.S.	P-III
TAK-226[6] <elritercept>	Activin A and B inhibitor (injection)	Biologic and other	2L anemia-associated Myelodysplastic Syndrome	U.S. EU	P-III[7]
			Anemia-associated Myelofibrosis	-	P-II
TAK-853[8] <mirvetuximab soravtansine-gynx>	Antibody-drug conjugate targeting folate receptor α (FRα) (injection)	Biologic and other	Platinum-sensitive ovarian cancer	Japan	P-III
			Platinum-resistant ovarian cancer	Japan	P-II
TAK-012	Variable delta 1 (Vδ1) gamma delta (γδ) T cells (injection)	Cell therapy	Relapsed/refractory Acute Myeloid Leukemia	-	P-I
____________
Notes:
(1)Partnership with HUTCHMED
(2)Partnership with Pfizer Inc.
(3)Submission based on data from German Hodgkin Study Group HD21 trial.
(4)In June 2025, Takeda announced that it received approval from the European Commission (EC).
(5)Partnership with Protagonist Therapeutics. Protagonist leads development.
(6)Partnership with Keros Therapeutics, Inc.
(7)Elritercept MDS trial actively recruiting
(8)Partnership with AbbVie. Global P-III trial in platinum-sensitive ovarian cancer is led by AbbVie.

Other Rare Diseases programs
Takeda’s R&D engine is focused on areas of high unmet medical need, both in rare and more prevalent conditions, across three core therapeutic areas (gastrointestinal and inflammation, neuroscience and oncology). In other Rare Diseases programs, Takeda focuses on several areas of high unmet medical need, on top of marketed products such as TAKHZYRO in hereditary angioedema. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI. In addition, Takeda aims to redefine the management of post-transplant cytomegalovirus (CMV) infection/disease with LIVTENCITY. Takeda commits to fulfilling our vision to deliver life-transforming medicines to patients with rare diseases. Takeda will continue to explore late-stage business development that may leverage our rare diseases capabilities as well as bolster our commitment and leadership in rare diseases.
Our other rare diseases pipeline in clinical development as of May 8, 2025 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-620[1] <maribavir> LIVTENCITY (Global)	Benzimidazole riboside inhibitor (oral)	Small molecule	Post-transplant cytomegalovirus (CMV) infection/disease that is refractory to existing anti-CMV therapies	Japan	Approved (Jun 2024)
			Treatment of children and teenage transplant recipients with CMV infection	Global	P-III
TAK-577 VONVENDI (U.S., Japan, China) VEYVONDI (EU)	von Willebrand factor [recombinant] (injection)	Biologic and other	Adult on-demand and surgery treatment of von Willebrand disease	China	Approved (Aug 2024)
			Pediatric on-demand and surgery treatment of von Willebrand disease	Global	P-III[2]
			Pediatric prophylaxis treatment of von Willebrand disease	Global	P-III
TAK-660 ADYNOVATE (U.S., Japan) ADYNOVI (EU)	Antihemophilic factor [recombinant], PEGylated (injection)	Biologic and other	Pediatric Hemophilia A	EU	P-III
			Hemophilia A	China	P-III
____________
Note:
(1)Partnership with GSK.
(2)In June 2025, Takeda announced that it filed an application to the Japanese Ministry of Health, Labour and Welfare (MHLW) for an additional dosage and administration for patients under the age of 18.

Plasma-Derived Therapies (PDT)
Takeda has created a dedicated PDT business unit with a focus on managing the business end-to-end, from plasma donation to manufacturing, R&D and commercialization. In PDT, we aspire to develop life-saving plasma-derived therapies, which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization within PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies across the PDT value chain, from plasma donation to product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD LIQUID and GAMMAGARD S/D) through the pursuit of new indications, geographic expansions and enhanced patient experience through integrated healthcare technologies. Additionally, we are developing next-generation immunoglobulin products with 20% facilitated SCIG (TAK-881) and liquid low IgA IG (TAK-880) and are pursuing other early-stage opportunities (e.g. hypersialylated Immunoglobulin (hsIgG)) that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide.
Our PDT pipeline in clinical development as of May 8, 2025 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-771[1] <IG Infusion 10% (Human) w/ Recombinant Human Hyaluronidase> HYQVIA (U.S., EU, Japan)	Immunoglobulin (IgG) + recombinant hyaluronidase replacement therapy (subcutaneous infusion)	Biologic and other	Primary Immunodeficiencies and Secondary Immunodeficiencies	Japan	Approved (Dec 2024)
			Chronic inflammatory demyelinating polyradiculoneuropathy and Multifocal Motor Neuropathy	Japan	Filed (Aug 2024)[2]
TAK-880 <10% IVIG (Low IgA)>	Immunoglobulin (10%) [human] (injection) (Low IgA)	Biologic and other	Primary Immunodeficiencies	EU U.S.	Approved (May 2025) Filed (Aug 2024)
TAK-961 <IVIG> GLOVENIN-I (Japan)	Immunoglobulin (10%) [human] (injection)	Biologic and other	Multiple Indications	Japan	Filed (Feb 2025)
	Immunoglobulin (5%) [human] (injection)	Biologic and other	Autoimmune Encephalitis (AE)	Japan	P-III
TAK-330 PROTHROMPLEX TOTAL (EU)	Four-factor prothrombin complex concentrate [human] (injection)	Biologic and other	Coagulation Disorder, Direct Oral Anticoagulants (DOAC) reversal in surgical situations	U.S.	P-III
TAK-881 <Facilitated 20% SCIG>	Immunoglobulin (20%) [human] + recombinant hyaluronidase replacement therapy (injection)	Biologic and other	Primary Immunodeficiencies	U.S. EU Japan	P-III P-III P-III
____________
Note:
(1)Partnership with Halozyme.
(2)In June 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved a partial change to the manufacturing and marketing authorization for these indications.

Vaccines
In Vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue (QDENGA), and COVID-19 (NUVAXOVID). To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan and leading global institutions including WHO (World Health Organization), PAHO (Pan American Health Organization) and Gavi (Global Alliance for Vaccines and Immunization), among others. These partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.
Our vaccines pipeline in clinical development as of May 8, 2025 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code Brand name (country/region)	Type of Vaccine (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-019[1] NUVAXOVID Intramuscular Injection (Japan)	Recombinant coronavirus (SARS-CoV-2) vaccine (intramuscular injection)	Biologic and other	For the prevention of infectious disease caused by SARS-CoV-2 (monovalent vaccine based on Omicron JN.1 variant）	Japan	Approved (Sep 2024)
TAK-003 QDENGA (Global)	Tetravalent dengue vaccine (injection)	Biologic and other	For the prevention of dengue fever of any severity, due to any serotype, in individuals aged 4 and older (booster extension)	-	P-III
____________
Note:
(1)Partnership with Novavax, Inc.

Select Options: Other Selected Assets That Takeda Holds Contractual Rights to Potentially Clinically Develop and/or Commercialize in the Future
Other selected assets that Takeda holds contractual rights to potentially clinically develop and/or commercialize in the future as of May 8, 2025 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, are as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
HQP1351[1] <olverembatinib>	BCR-ABL tyrosine kinase inhibitor (TKI) (oral)	Small molecule	Chronic phase-chronic myeloid leukemia	U.S. EU Japan	P-III
ACI-24.060[2]	Abeta active immunotherapy	Biologic and other	Alzheimer’s disease	-	P-II
____________
Notes:
(1)Olverembatinib/HQP1351 is included for reference only. Ascentage Pharma retains ownership of this asset and is solely responsible for its clinical development prior to Takeda’s potential exercise of its option to exclusively license certain rights, which is subject to customary conditions including regulatory approval.
(2)ACI-24.060 is included for reference only. AC Immune retains ownership of this asset and is solely responsible for its clinical development prior to Takeda’s potential exercise of its option to exclusively license certain rights, which is subject to customary conditions including regulatory approval.

Projects removed from pipeline

Our projects removed from pipeline since April 1, 2024 are as follows:

Development code <generic name>	Indications (Region/Country, Stage)	Reason
TAK-141/JR-141 <pabinafusp alfa>	Hunter syndrome (CNS and somatic symptoms) (EU, P-III)
Takeda and JCR entered into an agreement ending the geographically-focused exclusive collaboration and license agreement to commercialize pabinafusp alfa (JR-141; TAK-141) in Hunter syndrome, following Takeda’s strategic assessment of the alliance. JCR has been and remains the study sponsor for JR-141, and JCR plans to continue the Phase 3 trial for participating patients.

TAK-935 <soticlestat>	Lennox-Gastaut syndrome (Global, P-III)	Trial did not meet primary endpoint.
<ponatinib>	Pediatric indication for Philadelphia chromosome-positive Acute Lymphoblastic Leukemia (P-I)	Trial closed due to dose-limiting toxicities.
TAK-925 <danavorexton>	Postanesthesia Recovery (P-II)	Trial closed due to enrollment challenges.
Cx601 <darvadstrocel>	Pediatric indication for refractory complex perianal fistulas in patients with Crohn’s disease (EU, Japan, P-III)	Product withdrawn from market in Europe.
MLN0002 <vedolizumab>	Graft-versus-Host Disease prophylaxis in patients undergoing allogenic hematopoietic stem cell transplant (intravenous formulation) (EU, Japan, P-III)	Trial enrollment closed early during COVID-19 pandemic. Regulatory filing not pursued.
<cabozantinib>	Metastatic castration-resistant prostate cancer in combination with atezolizumab (Japan, P-III)	mCRPC development discontinued based on the trial results and assessment of Takeda’s development strategy.
TAK-500	Solid tumors (P-I)	Trial closed due to dose-limiting toxicities.
TAK-653	Inadequate response to treatment in major depressive disorder (P-II)
Takeda/Neurocrine agreement amended. Takeda re-acquired exclusive rights in Japan and is eligible to receive milestone payments and royalties from commercialization in other regions. Takeda will be responsible for the development costs in Japan; Neurocrine will be responsible for the development costs worldwide ex-Japan and is eligible to receive royalties for sales in Japan.

TAK-935 <soticlestat>	Dravet Syndrome (Global, P-III)	Trial did not meet primary endpoint.
TAK-186	EGFR expressing solid tumors (P-II)	Data-driven decision to discontinue development informed by the available clinical data from a Phase 1/2 study.
TAK-280	B7-H3 expressing solid tumors (P-I)	Data-driven decision to discontinue development informed by the available clinical data from a Phase 1/2 dose-escalation study.
TAK-062	Celiac disease (P-II)	Trial did not meet primary endpoint.
TAK-676 <dazostinag>	Solid tumors (P-II)	Data-driven decision to discontinue development informed by the available clinical data from a Phase 1/2 study.

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
We closely monitor, continuously review and revise the supply sourcing strategy for our products to identify in a timely manner any risks in our supply chain, including risks arising from our dependency on outsourced manufacturing relationships with third-party suppliers or risks arising from geopolitical decision-making including but not limited to trade policies such as policies that impose tariffs. Where necessary, inventory levels of either key materials or finished products are managed strategically to address potential risks relating to operational and quality issues, production capacity and single sourcing among others. For critical and strategic products, we have decided to make significant long-term capital investments to build internal manufacturing capacity and secure dual sources to reduce the dependency on outsourced manufacturing relationships with third-party suppliers.
Manufacturing
The manufacturing of our products is highly regulated by governmental health authorities around the world, including the U.S. FDA, EMA, Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) and NMPA. Furthermore, many of our products involve technically complex manufacturing processes or may require a supply of highly specialized raw materials.
We manufacture a certain number of our products in our own facilities within our global manufacturing network. In addition, we source certain other products from third-party contract manufacturers. We have a network of more than 100 contract manufacturers which provide varying services such as the manufacture of active pharmaceutical ingredients, bulk drug product, aseptic fill finish and final packaging. In cases where we utilize contract manufacturers, we are often dual sourced with an internal manufacturing site. In cases where we are not dual sourced, we manage the risks associated with the reliance on a single source of production by carrying additional inventories.
Sales and Marketing
Our primary sales and marketing activities are organized around regional business units and select therapeutic area business units focused on the U.S., Japan, Europe and Canada, China and Growth and Emerging Markets. These business units make focused investments that support the growth potential of our portfolios in each market.
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
The Japan Pharma Business Unit (“JPBU”) is focused on retaining Takeda’s position as one of the leading pharmaceutical companies in our home market of Japan. Although we continue to promote our strong primary care portfolio, with the Japanese government driving stricter control of drug prices and promoting the penetration of generics, our strategy is to shift focus more towards the uptake of our highly innovative and differentiated specialty medicines such as ENTYVIO, GATTEX/REVESTIVE, TAKECAB, TRINTELLIX and TAKHZYRO. Furthermore, four new products—ADZYNMA, OBIZUR, LIVTENCITY and CEPROTIN—were launched in FY2024, along with the introduction of a new 2-dose vial of NUVAXOVID for Omicron JN.1, to further drive revenue growth.
The Global Portfolio Division (“GPD”) is focused on accelerating our growth through a global footprint, as well as a diverse portfolio and pipeline of transformational medicines and vaccines. The GPD comprises the China, EUCAN (defined below), GEM (defined below) and Global Vaccine Business Units, and the Global Medical and Global Product & Launch Strategy (“GPLS”) functions.
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
The China Business Unit (“China BU”) focuses on unleashing the growth potential in the world’s second largest pharmaceutical market. The China BU continues to maximize the value of brands such as ENTYVIO, ADCETRIS, TAKHZYRO, REPLAGAL, ALUNBRIG, LIVTENCITY and HUMAN ALBUMIN/FLEXBUMIN while also aiming to bring more new medicines and treatment options to China in the future from the therapeutic areas of Gastrointestinal and Inflammation, Neuroscience, Oncology, and Rare Genetics and Hematology.

The Growth and Emerging Markets (“GEM”) Business Unit is focused on delivering highly innovative medicines to patients in GEM countries living with complex and rare diseases in our six key business areas of GI, Rare Diseases, PDT, Oncology, Vaccines and Neuroscience.
The Oncology Business Unit (“OBU”) is focused on the development and marketing of oncology medicines in the U.S., Japan, Europe and Canada. Our promoted oncology portfolio consists of three global brands (ALUNBRIG, NINLARO and FRUZAQLA) as well as products that we market on a regional basis including ICLUSIG in the U.S., ADCETRIS in markets outside of the U.S. and Canada and VECTIBIX, ZEJULA, and CABOMETYX in Japan.
The PDT Business Unit is focused on transforming the lives of patients from the collection of plasma to the production and delivery of life-saving medicines worldwide. We offer a broad portfolio of greater than twenty therapies, four of which represent Global Brands for Takeda, HYQVIA and CUVITRU, subcutaneous immunoglobulin, KIOVIG/GAMMAGARD LIQUID, intravenous immunoglobulin and FLEXBUMIN, our differentiated bag Albumin product.
The Global Vaccine Business Unit (“GVBU”) is applying innovation to tackle some of the world’s most challenging infectious diseases, such as dengue (QDENGA), pandemic influenza and COVID-19 through a partnered program in Japan with Novavax, Inc.
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
Our products, especially small molecules, are mainly protected by substance patents. While the expiration of a substance patent can result in a loss of market exclusivity for the protected pharmaceutical products, commercial benefits may continue to be protected by non-substance patents such as patents relating to the method of use of such substance, patents relating the manufacturing method of such substance and patents relating to the new composition or formulation of such substance. The products can be also protected by regulatory data or market protection under relevant laws in each country even if the substance patent expired.
In the U.S., patents generally expire 20 years after the earliest non-provisional filing date of the application, subject to potential patent term adjustments for delays in patent issuance based upon certain delays in prosecution by the U.S. Patent and Trademark Office. A U.S. pharmaceutical patent that claims a product, method of treatment using a product or method of manufacturing a product may also be eligible for a patent term extension based on the time the FDA took to approve the product. This type of extension may only extend the patent term for a maximum of 5 years and may not extend the patent term beyond 14 years from regulatory approval. Only one patent may be extended for any product based on FDA delay. In addition to patent exclusivities, the FDA may provide data or market exclusivity for a new chemical entity or an orphan drug, each of which run in parallel to any patent protection. Regulatory data protection or exclusivity prevents a potential generic competitor from relying on clinical trial data that were generated by the sponsor when establishing the safety and efficacy of its competing product for a period of 5 years for a new chemical entity, 7 years for an orphan drug or 12 years for a biological drug. Market exclusivity prohibits any marketing of the same drug for the same indication.
In Japan, a patent can be issued for active pharmaceutical ingredients by the Japan Patent Office (“JPO”). Although claims directed to methods of treating/diagnosing human diseases are not patentable in Japan, claims directed to pharmaceutical compositions for use to treat a specific conditions or indications are patentable, as well as processes to make a pharmaceutical composition are patentable. Patents in Japan generally expire 20 years after the filing date of the patent application. Patents for pharmaceuticals may be extended for up to 5 years, depending on the amount of time spent for the drug approval process. Unlike the U.S., more than one patent per product can be extended in Japan. Japan also has a re-examination system which confirms the safety and efficacy of drugs and offers a re-examination period of 8 years for pharmaceuticals that contain new active pharmaceutical ingredients and 4 years to 6 years for new combination products and 10 years for orphan drugs.
In the EU, patent applications may be filed in the European Patent Office (“EPO”) or in the national patent office of a country in Europe. The EPO system permits a single application to be granted for the EU, plus certain other non-EU countries, such as United Kingdom, Switzerland and Turkey. When the EPO grants a patent, it is then validated in the countries that the patent owner designates. At the patent owner's request, unitary effect is given for the territory of the EU Member States participating in the Unitary Patent (“UP”) system, that have ratified the Agreement on a Unified Patent Court (“UPC”). The term of a patent granted by the EPO or a European country office is generally 20 years from the filing date of the patent application. Pharmaceutical patents covering an approved medicinal product can be granted a further period of exclusivity under the Supplementary Protection Certificate (“SPC”) system. SPCs are designed to compensate the owner of the patent for the time it took to receive marketing authorization by the European Medicines Agency or the National Health Authorities. An SPC may only extend the patent term for a maximum of 5 years and not extend the patent term beyond 15 years from the date of the first European marketing authorization. The SPC duration can additionally be extended by a further Pediatric Extension of 6 months if the SPC relates to a non-orphan medicinal product for which data has been submitted according to a Pediatric Investigation Plan (“PIP”). The post-grant phase of patents, including the SPC system, is currently administered on a country-by-country basis under national laws. Therefore, although regulations concerning patents and SPCs have been created at the EPO and EU level, respectively, due to different national implementation they may not always lead to the same result, for example, if challenged in National Courts in the various EU countries. The EU also provides a system of regulatory data exclusivity for authorized human medicines, which runs in parallel to any patent protection. The system for drugs being approved today is usually referred to as 8+2+1 rule because it provides an initial period of 8 years of data exclusivity, during which a competitor cannot rely on the relevant data, a further period of 2 years of market exclusivity, during which the data can be used to support applications for marketing authorization but the competitive product cannot be launched and a possible 1-year extension of the market exclusivity period if, during the initial 8-year data exclusivity period, the sponsor registered a new therapeutic indication for the concerned drug. However, the additional 1-year extension is only available if either no therapy exists for the new indication or if the concerned product provides for the new indication a “significant clinical benefit over existing therapies”. This system applies both to national and centralized authorizations. The EU also has an orphan drug exclusivity system for medicines similar to the U.S. system. If a medicine is designated as an orphan drug, it benefits from 10 years of market exclusivity, during which time a similar medicine for the same indication will not receive marketing authorization. Under certain circumstances, this exclusivity can be extended with a 2-year Pediatric Extension for completion of a PIP. The Pharma Legislation in Europe, including systems such as regulatory data protection is currently under revision and may result in different exclusivity periods in the future.
Worldwide, we experience challenges in the area of intellectual property from factors such as the penetration of generic versions of our products following the expiry of the relevant patents and the launch by competitors of over-the-counter versions of our products. Our Global General Counsel is responsible for the oversight of our Intellectual Property operations, as well as our legal operations. Our Intellectual Property Department supports our overall corporate strategy by focusing efforts on three main themes:
•maximization of the value of our products and research pipeline and protection of related rights aligned to the strategies of our therapeutic area and business units;
•facilitation of more dynamic harnessing of external innovation through partner alliance support; and
•securing and protection of intellectual property rights around the world, including in emerging markets, except that, in least developed countries (LDCs) and low-income countries (LICs), we committed not to file or enforce patents as part of our commitment to widen access to our medicine.
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
The following table describes our outstanding substance patents and the regulatory protection (“RP”) (U.S. and EU) or re-examination period (“RP”) (Japan) for the indicated product by territory and expiry date. Patent term extensions (“PTE”), SPC and pediatric exclusivity periods (“PEP”) are reflected in the expiry dates to the extent they have been granted by the issuing authority. For PTE’s, SPC’s and PEP’s in which the application is in process but not yet granted, the extended expiry is separately provided.
Our biologic products may face or already face competition from companies who produce similar products for the same indications, and/or biosimilars, regardless of expiry dates below. Certain European patents may be the subject of supplemental protection certificates that provide additional protection for the product in certain countries beyond the dates listed in the table.

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
Gastroenterology (GI):
ENTYVIO	Patent: - RP: July 2028(2)	Patent: - RP: May 2026(6)	Patent: - RP: May 2025(6)
GATTEX/REVESTIVE	Patent: - RP: June 2031(2)	Patent: -(5)	Patent: -
TAKECAB(3)	Patent: August 2031	Patent: -(3)	Patent: -(3)
PANTOLOC /CONTROLOC (PANTOPRAZOLE)	Not commercialized	Patent: -	Patent: -
DEXILANT	Not commercialized	Patent: -	Patent: -
LIALDA/MEZAVANT(3)	Patent: - (3)	Patent: -	Patent: -
RESOLOR/MOTEGRITY	Not commercialized	Patent: -	Patent: -
EOHILIA	Not commercialized	Patent: - RP: February 2031	Not commercialized

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
Rare Diseases:
TAKHZYRO	Patent: January 2031 Extended expiry of January 2036 if PTE granted RP: March 2032(2)	Patent: August 2032 RP: August 2030	Patent: November 2033 RP: November 2028
ADVATE	Patent: -	Patent: -	Patent: -
ADYNOVATE/ADYNOVI	Patent: January 2026	Patent: February 2026 RP: November 2027	Patent: February 2029 RP: January 2028
ELAPRASE (3)	Patent: - (3)	Patent: -	Patent: -
REPLAGAL	Patent: -	Not commercialized	Patent: -
VPRIV	Patent: -	Patent: -	Patent: -
FIRAZYR	Patent: - RP: September 2028(2)	Patent: -	Patent: -
LIVTENCITY	Patent: - RP: June 2034(2)	Patent: - RP: November 2028	Patent: - RP: November 2032
VONVENDI	Patent: - RP: March 2030(2)	Patent: December 2030 RP: December 2027	Patent: - RP: August 2028
RECOMBINATE	Not commercialized	Patent: -	Patent: -
ADZYNMA	Patent: - RP: March 2034(2)	Patent: - RP: November 2035	Patent: - RP: August 2034
PDT:
GAMMAGARD LIQUID	Not commercialized	Patent: -	Patent: -
HYQVIA	Patent: - RP: September 2031(2)	Patent: - RP: September 2026	Patent: -
CUVITRU	Patent: - RP: September 2031	Patent: - RP: September 2028	Patent: - RP: July 2027
FLEXBUMIN	Not commercialized	Patent: -	Patent: -
HUMANALBUMIN	Not commercialized	Patent: -	Not commercialized
FEIBA	Patent: -	Patent: -	Patent: -
HEMOFIL	Not commercialized	Patent: -	Not commercialized
IMMUNATE	Not commercialized	Not commercialized	Patent: -
IMMUNINE	Not commercialized	Not commercialized	Patent: -
CINRYZE	Not commercialized	Patent: -	Patent: -
GLASSIA	Not commercialized	Patent: -	Not commercialized
ARALAST	Not commercialized	Patent: -	Not commercialized
Oncology:
ADCETRIS(4)	Patent: July 2028(7) RP: May 2028(2)(8)	Patent: -(4)	Patent: October 2027
LEUPLIN/ENANTONE	Patent: -	Patent: -	Patent: -
NINLARO	Patent: July 2031 RP: March 2027(2)	Patent: November 2029	Patent: November 2031 RP: November 2026
ICLUSIG(3)	Patent: -(3)	Patent: January 2027	Patent: -(3)
ALUNBRIG	Patent: November 2032 RP: January 2029(2)	Patent: April 2031 RP: April 2024	Patent: November 2033 RP: November 2028
VECTIBIX(4)	Patent: -	Patent: -(4)	Patent: -(4)
ZEJULA(4)	Patent: January 2033 RP: September 2028(2)	Patent: -(4)	Patent: -(4)

Our product	Japan expiry dates(1)(2)	U.S. expiry dates(1)	EU expiry dates(1)
FRUZAQLA	Patent: May 2029 (Extended expiry of March 2034 if PTE granted) RP: September 2032(2)	Patent: May 2028 (Extended expiry of March 2032 if PTE granted) RP: Nov 2028	Patent: May 2029 RP: June 2034
CABOMETYX(4)	Patent: September 2029 RP: March 2028(2)	Patent: -(4)	Patent: -(4)
Vaccines:
QDENGA	Not commercialized	Not commercialized	Patent: - RP: December 2032
Neuroscience:
VYVANSE/ELVANSE	Patent: June 2029 RP: March 2027(2)	Patent: -	Patent: June 2024 (Extended expiry of February 2028, July 2028 or September 2029 in certain countries)
TRINTELLIX (4)	Patent: October 2027 RP: September 2029(2)	Patent: December 2026	Patent: -(4)
ADDERALL XR	Not commercialized	Patent: -	Not commercialized
INTUNIV	Patent: -	Patent: -	Patent: - RP: September 2025
Other:
AZILVA	Patent: -	Not commercialized	Not commercialized
FOSRENOL(3)	Patent: -(3)	Patent: -	Patent: -
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
(5)No generic has been launched in the U.S. as of March 2025. The exact timing of the market entry of the generic version of GATTEX/REVESTIVE is uncertain.
(6)Takeda has been granted patents that cover various aspects of ENTYVIO, including formulation, dosing regimens and process for manufacturing, some of which are expected to expire in 2032. Any biosimilar that seeks to launch prior to 2032 would need to address potential infringement and/or the validity of all relevant patents and therefore the exact timing of biosimilar entry is uncertain.
(7)Patent term extensions (PTE) for (a) frontline Hodgkin’s lymphoma, (b) relapsed/refractory PTCL excluding ALCL and (c) pediatric use for relapsed/refractory Hodgkin’s lymphoma, relapsed/refractory PTCL and frontline Hodgkin’s lymphoma (PTE for each of relapsed/refractory Hodgkin’s lymphoma and relapsed/refractory ALCL expires in April 2026).
(8)RP for pediatric frontline Hodgkin’s lymphoma only (RP for each of relapsed/refractory Hodgkin’s lymphoma, relapsed/refractory ALCL, frontline Hodgkin’s lymphoma, PTCL and pediatric relapsed/refractory Hodgkin’s lymphoma and pediatric relapsed/refractory PTCL expired in January 2024, RP for relapsed/refractory CTCL is September 2029.)

Licensing and Collaboration
In the ordinary course of business, we enter into arrangements for licensing and collaboration for the development and commercialization of products with third parties. Our business does not materially depend on any one of these arrangements. Instead they form a portion of our strategy and give us the ability to leverage a mix of internal and external resources to develop and commercialize new products. A sample of the agreements which have led to successful commercialization to date are summarized below:
•ADCETRIS: We entered into a Collaboration Agreement with Pfizer Inc. (“Pfizer”) (as successor in interest to Seagen, Inc., which was acquired by Pfizer in December 2023) in 2009 for the global co-development of ADCETRIS and its commercialization around the world (other than the U.S. and Canada, where ADCETRIS is commercialized by Pfizer). We were required to pay milestone payments related to regulatory and commercial progress by us under the collaboration. We also pay tiered royalties with percentages ranging from the low-teens to the mid-twenties based on net sales of ADCETRIS within our licensed territories. We and Pfizer equally co-fund the cost of selected development activities conducted under the collaboration but as of March 31, 2025, there are no further incremental potential commercial milestone payments remaining under the ADCETRIS collaboration. Either party may terminate the collaboration for cause, or by mutual consent. We may terminate the collaboration at will, and Pfizer may terminate the collaboration in certain circumstances. If neither party terminates the collaboration agreement, then the agreement automatically terminates on the expiration of all payment obligations.
•FRUZAQLA: We entered into a License Agreement with HUTCHMED Limited (“HUTCHMED”) in 2023 for the global development, commercialization and manufacture of fruquintinib outside of mainland China, Hong Kong and Macau. FRUZAQLA is now approved in the U.S., EU, Japan and a number of other countries in our licensed territory. Under the License Agreement, we are required to pay milestone payments related to development, regulatory and commercial progress by us, as well as royalties on net sales. Subject to earlier termination, the License Agreement will continue until the expiration of the last royalty term for the last licensed product in our licensed territory. We may terminate the License Agreement for convenience by providing a written notice in advance. Additionally, either party may terminate the License Agreement for cause.
•TRINTELLIX: We entered into a License, Development, Supply and Commercialization Agreement with H. Lundbeck A/S in 2007 for the exclusive co-development and co-commercialization in the U.S. and Japan of several compounds in Lundbeck’s pipeline for the treatment of mood and anxiety disorders. In July 2024, Lundbeck announced our agreement to amend the Collaboration to provide for royalty payments by Takeda to Lundbeck based on net sales of TRINTELLIX in the U.S. in lieu of Lundbeck’s co-promotion and co-funding responsibilities, which have concluded. The term of the agreement is indefinite, but the agreement may be terminated by mutual decision of the parties or for cause.
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
Exclusive licensing agreement for the development and commercialization of maralixibat (TAK-625) in Japan for Alagille syndrome (ALGS), progressive familial intrahepatic cholestasis (PFIC) and biliary atresia (BA).

Partner	Country of incorporation	Subject
Pfizer	U.S.	2016 exclusive licensing agreement for development and commercialization of TAK-647 worldwide. Takeda decided to discontinue further development of TAK-647 in MASH based on portfolio prioritization.
UCSD/Fortis Advisors	U.S.	Technology license for the development of oral budesonide formulation (TAK-721) for treatment of eosinophilic esophagitis.
Zedira/Dr. Falk Pharma	Germany
Collaboration and license agreement to develop and commercialize a potential first-in-class therapy TAK-227/ZED1227, a tissue transglutaminase 2 (TG2) inhibitor, designed to prevent the immune response to gluten in celiac disease. Takeda has exclusive rights in the US and other territories outside of Europe, Canada, Australia and China.

Neuroscience

Partner	Country of incorporation	Subject
AC Immune	Switzerland	Exclusive, worldwide option and license agreement for AC Immune’s active immunotherapies targeting toxic forms of amyloid beta (Abeta), including ACI-24.060 for the treatment of Alzheimer’s disease.
AcuraStem	U.S.	Exclusive worldwide license agreement to develop and commercialize AcuraStem’s PIKFYVE targeted therapeutics for the treatment of Amyotrophic Lateral Sclerosis (ALS).
Alexion, a subsidiary of AstraZeneca	U.K.
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
Strategic option and collaboration agreement to develop and commercialize up to three specified therapeutic product candidates for neurodegenerative diseases, incorporating Denali’s transport vehicle (TV) platform for increased exposure of biotherapeutic products in the brain; options exercised on DNL593/TAK-594 and DNL919/TAK-920 in Q3 FY2021. DNL919/TAK-920 molecule was discontinued in Q2 FY2023, and the ATV:TREM2 collaboration program was terminated in February 2025 by mutual agreement between Takeda and Denali.

Luxna Biotech	Japan	Exclusive worldwide license agreement for the use of Luxna’s breakthrough xeno nucleic acid technology for multiple undisclosed target genes in the area of neurological diseases.

Partner	Country of incorporation	Subject
Neurocrine Biosciences	U.S.
Collaboration to develop and commercialize 7 compounds in Takeda’s early-to-mid stage neuroscience pipeline, including TAK-041/NBI-1065846, TAK-653/NBI-1065845 and TAK-831/NBI-1065844 (luvadaxistat). Takeda will be entitled to certain development milestones, commercial milestones and royalties on net sales and will, at certain development events, be able opt in or out of a 50:50 profit share on all clinical programs on an asset-by-asset basis. In June 2021, Takeda decided not to cost share further TAK-831/NBI-1065844 (luvadaxistat) development; Takeda maintains its right to receive milestones and royalties regarding TAK-831/NBI-1065844 (luvadaxistat) In Nov 2023, Neurocrine announced that TAK-041/NBI-1065846 Phase 2 trial results did not meet primary and secondary endpoints, which does not support further development of the asset. In September 2024, Neurocrine announced that TAK-831/NBI-1065846 Phase 2 results did not meet primary endpoint in patients with CIAS and that they were stopping further development of the asset. In January 2025, the Takeda/Neurocrine agreement was amended for TAK-653. Takeda re-acquired exclusive rights in Japan and is eligible to receive milestone payments and royalties from commercialization in other regions. Takeda will be responsible for the development costs in Japan; Neurocrine will be responsible for the development costs worldwide ex-Japan and is eligible to receive royalties for sales in Japan.

PeptiDream	Japan	Collaborative research and exclusive license agreement to create peptide-drug conjugates (PDCs) for neuromuscular and neurodegenerative diseases.

Oncology

Partner	Country of incorporation	Subject
AbbVie	U.S.	Exclusive licensing agreement to develop and commercialize mirvetuximab soravtansine-gynx in Japan for folate receptor-alpha (FRa) positive ovarian cancer.
Adimab	U.S.	Agreement for the discovery, development and commercialization of three mAbs and three CD3 Bi-Specific antibodies for oncology indications.
Ascentage Pharma	China	Option agreement to enter into an exclusive license agreement for olverembatinib/HQP1351, a BCR-ABL tyrosine kinase inhibitor (TKI), currently in development for chronic myeloid leukemia (CML) and other hematological cancers. If exercised, the option would allow Takeda to license global rights to develop and commercialize olverembatinib in all territories outside of mainland China, Hong Kong, Macau, Taiwan and Russia.
Crescendo Biologics	U.K.	Collaboration and licensing agreement for the discovery, development and commercialization of Humabody®-based therapeutics for cancer indications.
Egle Therapeutics	France	Identify novel tumor-specific regulatory T cell targets and develop unique anti-suppressor-based immunotherapies.
Exelixis	U.S.	Exclusive licensing agreement to commercialize and develop novel cancer therapy cabozantinib and all potential future cabozantinib indications in Japan, including advanced renal cell carcinoma and hepatocellular carcinoma.
F-star	U.K.
Discovery collaboration and worldwide, exclusive royalty-bearing license to Takeda to research, develop and commercialize a bispecific antibody directed towards an undisclosed immuno-oncology target using F-star’s proprietary Fcab™ and mAb2 ™ platforms. Takeda will be responsible for all research, development and commercialization activities under the agreement.

GSK	U.K.	Exclusive licensing agreement to develop and commercialize novel cancer therapy niraparib for the treatment of all tumor types in Japan, and all tumor types excluding prostate cancer in South Korea and Taiwan.

Partner	Country of incorporation	Subject
Heidelberg Pharma	Germany	Antibody-Drug-Conjugate (ADC) research collaboration on 2 targets and licensing agreement (α-amanitin payload and proprietary linker).
Keros Therapeutics	U.S.	Exclusive licensing agreement with Keros Therapeutics, Inc. to further develop, manufacture and commercialize elritercept (TAK-226) worldwide outside of mainland China, Hong Kong and Macau.
KSQ Therapeutics	U.S.	Strategic collaboration to research, develop and commercialize novel immune-based therapies for cancer using KSQ’s CRISPRomics® technology.
Kumquat Biosciences	U.S.	Strategic and exclusive collaboration to develop and commercialize a novel immuno-oncology small molecule inhibitor as a mono- and/or combination-therapy.
MD Anderson Cancer Center (MDACC)	U.S.	Exclusive license and research agreement to utilize MDACC’s platform and expertise, and to leverage Takeda’s development, manufacturing and commercialization capabilities to bring patients cord blood-derived chimeric antigen receptor-directed natural killer (CAR-NK) cell therapies for the treatment of B cell malignancies and other cancers. Takeda made a data-driven decision to discontinue the clinical development of TAK-007 for relapsed/refractory B cell malignancies.
Memorial Sloan Kettering Cancer Center	U.S.	Strategic research collaboration and license to develop novel chimeric antigen receptor T cell (CAR-T) products for the treatment of multiple myeloma, acute myeloid leukemia and additional solid tumor indications. The collaboration is co-led by Michel Sadelain, who is currently head of the Center for Cell Engineering at Memorial Sloan Kettering. Takeda decided to terminate further development of TAK-940 due to the pipeline prioritization considerations and Takeda’s strategic focus on developing allogeneic cell therapies. Takeda and Memorial Sloan Kettering will maintain the ongoing business relationship in the field of cell therapy related technology licensing.
Protagonist Therapeutics	U.S.	Worldwide license and collaboration agreement for the development and commercialization of rusfertide (TAK-121), an investigational injectable hepcidin mimetic peptide of the natural hormone hepcidin for treatment of polycythemia vera.
Teva Pharmaceutical Industries	Israel	Agreement for worldwide license to multi-target discovery collaboration accessing Teva’s AttenukineTM platform.

Plasma-Derived Therapies

Partner	Country of incorporation	Subject
Halozyme	U.S.	Agreement for the in-license of Halozyme’s proprietary ENHANZE™ platform technology to increase dispersion and absorption of HYQVIA.
Kamada	Israel	In-license agreement to develop and commercialize IV Alpha-1 proteinase inhibitor (GLASSIA); Exclusive supply and distribution of GLASSIA in the U.S., Canada, Australia and New Zealand; work on post market commitments ongoing.
Johnson & Johnson/Momenta Pharmaceuticals	U.S.	In-licensing agreement with Momenta Pharmaceuticals, Inc. which was acquired by Johnson & Johnson for an investigational hypersialylated immunoglobulin (hsIgG) candidate.
PreviPharma	EU	Research collaboration and option agreement to develop new targeted proteins

Vaccines

Partner	Country of incorporation	Subject
Novavax	U.S.	Partnership for the development, manufacturing and commercialization of Nuvaxovid Intramuscular Injection, Novavax’s COVID 19 vaccine in Japan, which is being funded by the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW) and Agency for Medical Research and Development (AMED). In September 2024, Takeda announced that the MHLW granted manufacturing and marketing approval for the 2 dose NUVAXOVID Intramuscular Injection 1 mL for the prevention of infectious disease caused by the SARS-CoV-2 Omicron JN.1 variant.

Other / Multiple Therapeutic Area

Partner	Country of incorporation	Subject
BridGene Biosciences	U.S.	Research collaboration to discover small molecule drugs for “undruggable” targets using BridGene’s chemoproteomics platform.
Center for iPS Cell Research Application, Kyoto University (CiRA)	Japan	Collaboration agreement for clinical applications of iPS cells in Takeda strategic areas including applications in neuroscience, oncology and gastroenterology as well as discovery efforts in additional areas of compelling iPSC translational science.
Charles River Laboratories	U.S.	Collaboration on multiple integrated programs across Takeda’s core therapeutic areas using Charles River Laboratories’ end-to-end drug discovery and safety assessment platform to progress these programs towards candidate status.
Evozyne	U.S.	Research collaboration and license agreement with Takeda to research and develop proteins that could be incorporated into next-generation gene therapies for up to four rare disease targets.
GSK	U.K.	In-license agreement between GSK and University of Michigan for TAK-620 (maribavir) in the treatment of human cytomegalovirus.
Ipsen	France	Purchase agreement for the development of Obizur for the treatment of Acquired Hemophilia A including for patients with Congenital Hemophilia A with inhibitors indication in elective or emergency surgery.
Massachusetts Institute of Technology	U.S.	MIT-Takeda Program to fuel the development and application of artificial intelligence (AI) capabilities to benefit human health and drug development. Centered within the Abdul Latif Jameel Clinic for Machine Learning in Health (J-Clinic), the new program will leverage the combined expertise of both organizations, and is supported by Takeda’s investment.

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
The following table shows the principal sources of competition for our main products:

Our product	Principal competing product	Primary manufacturer or distributor
GI:
DEXILANT, PANTOPRAZOLE (Protonix)	Generic lansoprazole	Various
	Generic dexlansoprazole	Various
	Pantroprazole	Pfizer
	Nexium	AstraZeneca
	Prilosec	Procter and Gamble
	Prevacid	Takeda
ENTYVIO	Remicade	Janssen Biotech
	Humira	Abbvie
	Stelara	Janssen Biotech
	Xeljanz	Pfizer
	Velsipity	Pfizer
	Omvoh	Eli Lilly and Company
	Infliximab biosimilars	Amgen, Pfizer, Organon
	Adalimumab biosimilars	Various
	Rinvoq	AbbVie
	Skyrizi	AbbVie
	Zeposia	BMS
	Jyseleca	Alphasigma / Galapagos
	Carogra	EA Pharma
	Zymfentra	Celltrion
	Simponi	Janssen Biotech
	Cimzia	UCB
	Tremfya	Johnson & Johnson
	Ustekinumab biosimilars	Various
EOHILIA	Dupixent	Regeneron / Sanofi
	Jorveza	Dr. Falk Pharma
GATTEX/REVESTIVE	—	—
TAKECAB	Nexium	AstraZeneca
	Generic lansoprazole, omeprazole, esomeprazole	—

Our product	Principal competing product	Primary manufacturer or distributor
Rare Diseases:
ADVATE and ADYNOVATE	Xyntha/Refacto AF	Pfizer and Sobi
	Kovaltry	Bayer
	Eloctate/Elocta	Sanofi and Sobi
	Novoeight	Novo Nordisk
	Nuwiq	Octapharma
	Afstyla	CSL
	Jivi	Bayer
	Esperoct	Novo Nordisk
	Hemlibra	Roche
	Roctavian	Biomarin
	Altuviiio	Sanofi and Sobi
	Hympavzi	Pfizer
	Alphanate	Grifols
	Qfitlia	Sanofi
ADZYNMA	Octaplas	Octapharma
	Koate-DVI	Kedrion
	Dried Factor VIII Fraction Type 8Y	Bio Products Laboratory
ELAPRASE	Hunterase	Korean Green Cross
	IZCARGO	JCR Pharmaceuticals
FEIBA	Hemlibra	Roche
	Novo 7	Novo Nordisk
	Alhemo	Novo Nordisk
	Qfitlia	Sanofi
LIVTENCITY	Ganciclovir	Various
	Valganciclovir	Various
	Valaciclovir	Various
	Aciclovir	Various
	Foscarnet	Various
	Cidofovir	Various
	Letermovir	Merck / MSD
REPLAGAL	Fabrazyme	Sanofi Genzyme
	Galafold	Amicus
	Fabagal	Isu Abxis
	Elfabrio	Chiesi
TAKHZYRO	Ruconest	Pharming
	Generic Icatibant	Various
	Haegarda	CSL
	Berinert	CSL
	Orladeyo	BioCryst
	Androgens	Various
	Andembry	CSL
VPRIV	Cerezyme	Sanofi Genzyme
	Elelyso/uplyso	Pfizer/Protalix
	Zavesca	Actelion [Janssen]
	Cerdelga	Sanofi Genzyme
	Abcertin	Isu Abxis

Our product	Principal competing product	Primary manufacturer or distributor
PDT Immunology
FLEXBUMIN and HUMAN ALBUMIN	Alburex/AlbuRx	CSL
	Albuminar, Albumex	CSL
	Plasbumin	Grifols
	Albutein/Albutein Flexbag	Grifols
	Albunorm	Octapharma
	Kedbumin, Albuked	Kedrion
GAMMAGARD LIQUID, HYQVIA, CUVITRU	Hizentra	CSL
	Xembify	Grifols
	Gamunex-C	Grifols
	Cutaquig/Gammanorm	Octapharma
	Vvygart Hytrulo	Argenx
	Privigen	CSL
	Gamunex-C	Grifols
	Flebogamma	Grifols
	Asceniv	ADMA
	Bivigam	ADMA
	Gammaked	Kedrion
	Gammaplex	BPL
	Octagam	Octapharma
	Panzyga	Octapharma
Oncology:
ADCETRIS	Keytruda	Merck/MSD
	Opdivo	Bristol-Myers Squibb
ALUNBRIG	Xalkori	Pfizer
	Zykadia	Novartis
	Alecensa	Roche
	Lorbrena	Pfizer
	Ensacove	Xcovery
FRUZAQLA	Lonsurf	Taiho Pharmaceutical Co.
	Stivarga	Bayer
ICLUSIG	Gleevec	Novartis
	Tasigna	Novartis
	Scemblix	Novartis
	Sprycel	Bristol-Myers Squibb
	Bosulif	Pfizer
LEUPRORELIN (LEUPLIN)	Zoladex	AstraZeneca
	Eligard	Recordati
	Gonax	Ferring
	Orgovyx	Sumitomo, Accord Healthcare
	Camcevi	Accord BioPharma
	Generic leuprorelin	Various
NINLARO	Revlimid	Bristol-Myers Squibb
	Pomalyst/Imnovid	Bristol-Myers Squibb
	Kyprolis	Amgen
	Darzalex	Janssen Biotech
	Empliciti	Bristol-Myers Squibb
	Xpovio	Karyopharm
	Sarclisa	Sanofi
	Abecma	Bristol-Myers Squibb
	Blenrep	GSK
	Talvey/ Tecvayli	Janssen
	Carvykti	Janssen
	Elrexfio	Pfizer

Our product	Principal competing product	Primary manufacturer or distributor
Neuroscience:
ADDERALL XR	Lisdexamfetamine	Various
Generic mixed salts of a single-entity amphetamine product:
	–Adderall IR	Various
Generic mixed salts of amphetamine products:
	–Dyanavel XR	Tris Pharama
	–Azstarvs	Corium
	–Concerta	Janssen Pharmaceuticals
Generic methylphenidate, extended release:
	–Jornay PM	Ironshore Pharmaceuticals
	–Adhansia XR	Purdue Pharma
	–Quillivant XR	Tris Pharma
INTUNIV	Strattera	Eli Lilly and Company
	Generic Guanfacine	Various
	Qelbree	Supernus
TRINTELLIX	Fetzima	AbbVie
	Auvelity	Axsome

Generics:
Amitriptyline, amoxapine, bupropion, citalopram, clomipramine, desipramine, desvenlafaxine, doxepin, duloxetine, esketamine, escitalopram, fluoxetine, fluvoxamine, imipramine, maprotiline, mirtazapine, nefazodone, nomifensine, nortriptyline, paroxetine, protriptyline, sertraline, trazodone, trimipramine, venlafaxine, vilazodone
Various
VYVANSE	Generic mixed salts of a single-entity amphetamine product:
	–Adderall IR	Various
Generic mixed salts of a single-entity amphetamine product, extended release:
	–Adderall XR	Various
	–Dyanavel XR	Tris Pharma
	–Azstarys	Corium
Generic methylphenidate, extended release:
	–Concerta	Janssen Pharmaceuticals
	–Jornay PM	Ironshore Pharmaceuticals
	–Adhansia XR	Purdue Pharma
	–Quillivant XR	Tris Pharma
Non-stimulants:
	–Strattera (atomoxetine)	Eli Lilly and Company
	–Intuniv (guanfacine)	Takeda
	–Kapvay (clonidine)	Shionogi
	–Qelbree (viloxazine)	Supernus
	–Onyda XR (clonidine)	Tris Pharma
Vaccines:
QDENGA	Dengvaxia	Sanofi Pasteur

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
The Drug Price Competition and Patent Restoration Term Act of 1984, known as the Hatch-Waxman Act, established the application procedures for obtaining FDA approval for generic forms of brand-name drugs. Under these procedures, instead of conducting full-scale pre-clinical and clinical trials, the FDA can accept data establishing that the drug formulation, which is the subject of an abbreviated application, is bio-equivalent and has the same therapeutic effect as the previously approved drug, among other requirements. This act also provides market exclusivity provisions for brand-name drugs that can delay the submission and/or the approval of Abbreviated New Drug Applications (“ANDAs”), which are the applications for generic drug registrations. The Orphan Drug Act of 1983 grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers, generally, to a drug that treats a rare disease affecting fewer than 200,000 persons in the U.S. and the applicable market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products.
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
Once the MHLW has approved the application, the company can make the new drug available for physicians to prescribe. After that, the MHLW lists its NHI price within 60 days (or 90 days at the latest) from the approval, and physicians can obtain reimbursement. For some medications, the MHLW requires additional post‑marketing studies (Phase IV) to further evaluate safety and/or to gather information concerning the quality, efficacy, and safety of the product under specified conditions, in addition to post-marketing surveillance including Early Post-marketing Phase Vigilance (“EPPV”) based on the risk management plan (“RMP”) for all new medications. The MHLW also requires the drug’s sponsor to submit periodic safety update reports. Within three months from the specified re‑examination period, which is designated at the time of the approval of the application for the new product, the company must submit a re‑examination application to enable the drug’s quality, efficacy, and safety to be reassessed against approved labeling by the PMDA.
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
European Union
In the EU, there are two main routes for an application for authorization to market pharmaceutical products in the EU Member States: the Centralized route and a national route. The national route includes the Mutual Recognition Procedure (the “MRP”) and the Decentralized Procedure (the “DCP”). It is also possible to obtain a pure national authorization for products intended for commercialization in a single EU Member State only.
Under the Centralized Procedure, applications are made to the EMA for an authorization which is valid throughout the EU, as well as in Iceland, Liechtenstein and Norway. The Centralized Procedure is mandatory for human medicines containing a new active substance to treat cancer, neurodegenerative disorders, diabetes, AIDS, autoimmune diseases or other immune dysfunctions, viral diseases, medicines derived from biotechnology processes, advanced therapy medicines, and orphan medicines. It is optional for other medicines containing new active substances for indications other than those stated above or if there is a significant therapeutic, scientific or technical innovation or if in the interest of public health. When a pharmaceutical company has gathered data which it believes sufficiently demonstrates a drug’s safety, efficacy, and quality, then the company may submit an application to the EMA. The EMA then receives and validates the application, and the Committee for Medicinal Products for Human Use (the “CHMP”) appoints a Rapporteur and Co-Rapporteur to lead review of the dossier. The entire review cycle must be completed within 210 days, although there is a “clock stop” at day 120, which allows the company to respond to questions set forth in the Rapporteur and Co-Rapporteur’s Assessment Report. After the company’s complete response is submitted to the EMA, the clock restarts on day 121. If there are further aspects of the dossier requiring clarification, the EMA will then request an Oral Explanation on day 180, in which case the sponsor must appear before the CHMP to provide the requested additional information. On day 210, the CHMP will then take a vote to recommend the approval or non-approval of the application. The final decision under this Centralized Procedure is a European Community decision which is binding in its entirety on all EU Member States. This decision occurs on average 60 days after a positive CHMP recommendation. In the case of a negative opinion, a written request for re-examination of the opinion can be made by the applicant within a time limit of 15 days from the date of the opinion. The detailed grounds for re-examination must be submitted to the EMA within 60 days from the date of the opinion. In the EU, biosimilars may be approved under the centralized procedure. Similar to the pathway in the U.S., applicants seek and obtain regulatory approval for a biosimilar once the data exclusivity period for the original reference product has expired relying in part on the data submitted for the original reference product together with data evidencing that the biosimilar is “highly similar” in terms of quality, safety and efficacy to the original reference product authorized in the European Economic Area.
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
After the Marketing Authorizations have been granted, the company must submit periodic safety reports to the EMA, if approval was granted under the Centralized Procedure, or to the National Health Authorities, if approval was granted under the DCP or the MRP. In addition, several pharmacovigilance measures must be implemented and monitored including Adverse Event collection, evaluation and expedited reporting and implementation, as well as update Risk Management Plans. For some medications, post-approval studies (Phase IV) may be required to complement available data with additional data to evaluate long-term effects (called a Post-Approval Safety Study) or to gather additional efficacy data (called a Post-Approval Efficacy Study).
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
Health Care System Reform
For the past few years, there has been an increased focus and downward pressure on pricing which we expect to continue for a variety of circumstantial reasons. There are a number of legislative and regulatory proposals under consideration that would impact how drugs are reimbursed in the U.S., could restrict patient access, and have financial implications for manufacturers. Potential Executive Orders and other policy proposals by the U.S. administration addressing pharmaceutical pricing and reimbursement could result in additional pricing pressures or changes on manufacturers. See also “Item 3. Key Information—D. Risk Factors—Government policies and other pressures to reduce medical costs could have an adverse effect on sales of our pharmaceutical products.”
Japan
In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”), a price list published by the MHLW. The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been previously subject to revisions based on the actual prices and amounts by which the pharmaceutical products are purchased by medical institutions in Japan, and the average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program. As part of these initiatives, the annual NHI price list revision, implemented since April 2021, has led to more frequent downward price revisions. The government is also addressing the efficient use of generic drugs, with the target of 80% penetration in each prefecture by volume and 65% in value by March 2030 with respect to products for which market exclusivity has expired. In addition, products on the NHI price list nominated based on pre-defined criteria, such as innovativeness and the financial impact, are subject to a cost-effectiveness evaluation under MHLW rules, and subject to price adjustments depending on the outcome of this evaluation.
Europe
In the EU, our operations are subject to significant price and marketing regulations. Many governments in the EU continuously introduce revisions to healthcare reforms to curb increasing healthcare costs. The governments in the EU influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to patients. The general downward pressure on healthcare costs, particularly regarding prescription drugs, has been increasing. In addition, prices for marketed products are referenced within and amongst the EU Member States and internationally, which further affects pricing in each EU Member State. As an additional control for healthcare budgets, some EU Member States have passed legislation to impose further mandatory rebates for pharmaceutical products and financial claw-backs on the pharmaceutical industry. In this regard, many countries have health technology assessment organizations that use formal clinical and economic metrics such as cost-effectiveness to inform prices, coverage and reimbursement decisions of new therapies, and these organizations are expanding in established and emerging markets. We expect that countries will continue to take aggressive actions to seek to ensure the sustainability of expenditures related to drugs and biologics. Similarly, fiscal constraints may also affect the extent to which countries are willing to approve new and innovative therapies and/or allow access to new treatments. Starting in 2025, the EU Regulation on Health Technology Assessment will be implemented, initially for oncology and advanced therapeutic medicinal products, expanding in 2028 to orphan drugs and from 2030 to all centrally registered products, adding an additional layer of scrutiny to subsequent national-level pricing and reimbursement processes. While the exact impact of this regulation is not yet known, it is expected to increase clinical evidentiary requirements on manufacturers by pooling specific data requirements from all EU member states. If we are unable to meet these heightened requirements, our products could face potential adverse impacts on pricing and reimbursement in EU markets. In addition, the recent Critical Medicine Act proposal expands the existing possibilities for collaborative procurement involving Member States and the Commission. It sets out the options for joint procurement by Member States (facilitated by the Commission), centralized procurement by the Commission on behalf of or in the name of Member States and joint procurement by Member States and the Commission (Articles 21 to 24 CMA Proposal). If implemented, this could exert downward pressure on prices of such jointly procured products.
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
Furthermore, certain European countries also utilize aggressive competitive tendering practices to secure undifferentiated prescription drugs at lower price levels, fueled by competitive forces. Takeda often participates in tendering in these regions, which usually results in a significant price discount.
Other
Many other countries around the world are also taking steps to control prescription drug prices. For example, China's National Health Security Administration (NHSA) conducts annual price negotiations and assessments to determine which new drugs can be added to the national reimbursement list. This has accelerated the inclusion of innovative drugs, with significant price discounts. Additionally, Volume-based Procurement (VBP) allows off-patent drugs to compete with their generics in a tendering process, where they must compete on price to win large volume contracts. Canada has proposed amendments to its Patented Medicines Regulations that could reduce prices for specialty medicines, such as biologics and medicines for rare diseases.
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
As of March 31, 2025, the net book values of the buildings and structures, machinery and vehicles, tools, furniture and fixtures and land we owned were JPY 1,117.7 billion, JPY 385.2 billion, JPY 51.6 billion and JPY 104.1 billion, respectively. We own the majority of our facilities, none of which are subject to any material encumbrances. We believe our facilities are generally suitable for future needs. Please refer to Item 3.D Risk Factors for more information about risks related to our manufacturing.
The following table describes our major facilities, including production facilities for biopharmaceutical products, plasma-derived therapies and vaccines, as of March 31, 2025:

Group company	Location(1)	Use of facility	Land Area (in square meter)
Takeda Pharmaceutical Company Limited	Chuo-ku,Tokyo, Japan and others	Global Headquarters(2) (Administrative and sales)	16,052
Takeda Pharmaceutical Company Limited	Chuo-ku, Osaka, Japan and others	Head Office(2) (Administrative and sales)	362,305
Takeda Pharmaceutical Company Limited	Yodogawa-ku, Osaka, Japan	Production, research and development	163,694
Takeda Pharmaceutical Company Limited	Hikari-shi, Yamaguchi, Japan	Production, research and development	1,011,061
Takeda Pharmaceutical Company Limited	Narita-shi, Chiba, Japan	Production, research and development	27,644
Takeda Pharmaceutical Company Limited	Fujisawa-shi, Kanagawa, Japan	Research and development	21,009
Baxalta US Inc.	Covington, GA, U.S.	Production and others	823,227
BioLife Plasma Services LP	Bannockburn, IL, U.S.	Production and others	453,691
Shire Human Genetic Therapies, Inc	Lexington, MA, U.S.	Production and others	393,799
Takeda Ireland Limited	Kilruddery, Ireland	Production and others	202,679
Baxalta Belgium Manufacturing S.A.	Lessines, Belgium	Production and others	150,599
Takeda Manufacturing Austria AG	Vienna, Austria	Production and others	128,801
Takeda Manufacturing Italia S.p.A.	Rome, Italy	Production and others	111,150
Baxalta Manufacturing S.à r.l.	Neuchatel, Switzerland	Production and others	87,040
Takeda Development Center Americas, Inc.	Cambridge, MA, U.S.	Research, development and others	73,382
Takeda Singen Real Estate GmbH & Co. KG	Singen, Germany	Production and others	141
Takeda Pharmaceuticals U.S.A., Inc.	Cambridge, MA, U.S.	Administrative, sales and others	—
Takeda GmbH	Konstanz, Germany	Production and others	—
Takeda Manufacturing Singapore Pte. Ltd.	Singapore	Production and others	—
____________
Notes:
(1)For subsidiaries, location specified is the main location of the subsidiary. Certain production facilities may be in other locations in the country specified.
(2)Global Headquarters and Head Office consist of buildings, accompanying facilities and lands, including dormitories, company housing and other lands and facilities managed by Global Headquarters and Head Office.

The following table sets forth our material new facility construction, facility removal projects and/or facilities sales projects.

Classification	Company Name [Main Location]	Operating Segment	Details	Budget		Financing	Schedule
				Total JPY (millions)	Paid JPY (millions)		Commencement	Completion
Construction	Takeda Pharmaceutical Company Limited [Yodogawa-ku, Osaka, Japan]	Pharmaceuticals	Manufacturing (1)	153,000 (2)	5,582	Funds on hand	Fiscal year 2025 (2)	Fiscal year 2029 (2)
Construction	Baxalta US Inc. [Los Angeles, CA, U.S.A.]	Pharmaceuticals	Manufacturing (3)	34,009	14,987	Funds on hand	January 2024	June 2027
Construction	Takeda Pharmaceuticals U.S.A., Inc. [Cambridge, MA, U.S.A.]	Pharmaceuticals	Research and office	284,322 (4)	2,557	Funds on hand/Lease	January 2023	December 2028
Construction	Baxalta Belgium Manufacturing S.A. [Lessines, Belgium]	Pharmaceuticals	Manufacturing and warehouse (5)	41,262	34,125	Funds on hand	February 2022	June 2027
Notes:
(1)The facility is for the manufacturing of plasma-derived therapies.
(2)Takeda had planned a long-term investment to construct a new manufacturing facility for plasma-derived therapies at the Osaka plant with the total budget of JPY 95 billion. Considering the current circumstances, including a price surge in construction materials partly due to the depreciation of the Japanese yen and the labor shortage among construction companies, during the current fiscal year, Takeda has decided to increase the total planned investment amount and revised the expected commencement and completion schedule.
(3)The facility is for a plasma fractionation capacity expansion.
(4)The budget includes a lease term payment obligation expected to start in 2026 based on a lease agreement we entered into.
(5)The facility is for the manufacturing of plasma-derived therapies.
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
Our business is organized as a single operating segment, reflecting the presentation of information to our management for the purposes of allocating resources, measuring performance and forecasting future periods. For the fiscal year ended March 31, 2025, our revenue and operating profit were JPY 4,581.6 billion and JPY 342.6 billion, respectively.
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
Tariffs and Other Trade Restrictions
As with other goods, pharmaceutical products are potentially subject to the effect of tariffs or other restrictions on trade. Since taking office in January 2025, the new U.S. administration has announced new tariffs, including measures on China, Mexico and Canada and global tariffs for many goods (but excluding pharmaceuticals), which has resulted in or may result in retaliatory measures by affected countries, including China. The U.S. administration has also announced an investigation under Section 232 of the Trade Expansion Act of 1962 to determine the effects of imports of pharmaceuticals and pharmaceutical ingredients on national security and certain administration officials have indicated that they expect to impose tariffs on pharmaceutical products as a result of this investigation. The duration and scope of tariffs that are or may be implemented whether by the United States or other countries, is unknown and it is unclear whether or to what extent our business will ultimately be affected thereby. Nevertheless, based on our current assumptions, we believe the effects of tariffs imposed by the U.S. and Chinese governments will be limited. Based on our financial results for the fiscal year ended March 31, 2025, we estimate that approximately 8-10% of our U.S. revenue (or approximately 4-5% of our consolidated revenue) was attributable to the customs value of products from a non-U.S. country of origin and therefore subject to U.S. tariffs, while the U.S.-country of origin value of our products sold in China was approximately 12-15% of our revenue in China (or approximately 0.5-0.6% of our consolidated revenue). We are also implementing mitigation measures, primarily in our inventory and supply chain management, to manage potential tariff impacts through our global network, which included 22 global manufacturing sites as of May 8, 2025, of which a total of 20 served the United States and seven were located in the United States.
Patent Protection and Generic Competition
For pharmaceutical products, in particular, patent protection and/or regulatory exclusivity benefit our results of operations by restricting competition. Newly introduced products, particularly those which treat conditions for which alternative treatments may not be readily available, may significantly contribute to sales. However, even protected products must compete with products of other manufacturers based on efficacy, lack of adverse reactions and price. On the other hand, the loss or expiration of patent protection or regulatory exclusivity with respect to any of our principal products could have a material adverse effect on our results of operations, as generic products, which tend to be quickly adopted once introduced, may enter the market. Some of our principal products face, or are expected to face, considerable competition due to the expiration of patent or other intellectual property protection. The following chart shows the performance of certain of our key products that have experienced the launch of generic or biosimilar competitors in the last three years (CER, or constant exchange rate, % change is a non-IFRS measure. For additional information on CER % change, see “Annex to Item 5. Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda”).

			Billion JPY or percentage
Revenue:	For the fiscal year ended March 31,
	2024	2025	Amount of Change	CER % change
VELCADE	¥5.5	¥5.2	¥(0.4)	(12.0)%
VYVANSE	423.2	350.6	(72.6)	(21.6)%
AZILVA	33.6	11.8	(21.8)	(64.9)%

			Billion JPY or percentage
Revenue:	For the fiscal year ended March 31,
	2023	2024	Amount of Change	CER % change
VELCADE	¥27.8	¥5.5	¥(22.2)	(81.3)%
VYVANSE	459.3	423.2	(36.1)	(14.1)%
AZILVA	72.9	33.6	(39.3)	(53.9)%
Generic erosion has negatively impacted sales of VELCADE following the expiration of patent protection over bortezomib, that product’s active ingredient, in 2022, with revenue falling to JPY 27.8 billion in the fiscal year ended March 31, 2023, to JPY 5.5 billion in the fiscal year ended March 31, 2024, and declining even further to JPY 5.2 billion in the fiscal year ended March 31, 2025. Patent protections covering VYVANSE expired in the U.S. in August 2023, and a generic version of AZILVA was approved by the PMDA in Japan in February 2023 (with a drug price listing for the generic competitor approved in June 2023), which led to declines in sales for both products in the relevant jurisdictions. Sales of VYVANSE decreased from JPY 423.2 billion in the fiscal year ended March 31, 2024 to JPY 350.6 billion in the fiscal year ended March 31, 2025; sales of AZILVA decreased from JPY 33.6 billion to JPY 11.8 billion during the same period. We expect these decreasing trends for both of these products to continue in the fiscal year ending March 31, 2026.
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
Takeda refers to certain products in its portfolio as “Growth & Launch Products.” Although, particularly for products early in their life cycle, most of these products’ contribution to consolidated revenue is limited, Takeda’s management monitors these products in particular as key drivers of future growth, and believes that information on these products is useful to investors to understand where Takeda expects growth to arise in the future. The specific products that make up this group may vary over time, and products may be added or removed to this group depending on, among other things, the results of clinical trials and regulatory approvals being obtained. During the fiscal year ended March 31, 2025, Takeda classified the following as Growth & Launch Products: ENTYVIO, EOHILIA, TAKHZYRO, LIVTENCITY, ADZYNMA, Immunoglobulin products (including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU), Albumin products (including HUMAN ALBUMIN/FLEXBUMIN), FRUZAQLA, ALUNBRIG and QDENGA.

In the fiscal year ended March 31, 2025, these Growth & Launch Products accounted for JPY 2,201.9 billion, or 48%, of our consolidated revenue. In particular, in the fiscal year ended March 31, 2025, ENTYVIO accounted for JPY 914.1 billion or 20% of our consolidated revenue, our three global immunoglobulin brands (GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU) accounted for JPY 757.8 billion or 17% of our consolidated revenue, ALBUMIN accounted for JPY 141.4 billion or 3% of our consolidated revenue, and TAKHZYRO accounted for JPY 223.2 billion or 5% of our consolidated revenue. In addition, ALOFISEL and EXKIVITY experienced clinical trial failures during the fiscal year ended March 31, 2024, and, accordingly, Takeda removed them from the Growth and Launch Product category for the fiscal year ended March 31, 20251 in light of changed commercial expectations. On the other hand, recently launched products FRUZAQLA and QDENGA have been added based on Takeda’s expectation that they will contribute to revenue more significantly over time as a result of their anticipated growth. The total contribution to consolidated revenue of the updated classification during the year ended March 31, 2025 was JPY 2,201.9 billion, or 48% of total consolidated revenue.
In the fiscal year ending March 31, 2026, we anticipate filing for FDA approval of rusfertide as well as Phase 3 clinical trial read outs for oveporexton and zasocitinib, which, if successful, could result in the commercial launch of each of those products as Growth & Launch Products in 2026 or 2027.
Acquisitions
We may acquire new businesses or assets to expand our R&D capabilities (including expanding into new methodologies) and to acquire new products (whether in the development pipeline or at the marketing stage) or enter other strategic regions. Similarly, we divest from businesses and product lines to maintain our focus on our key growth drivers and to manage our portfolio.
We account for acquisitions as business combinations or asset acquisitions. For business combinations, we record the assets acquired and liabilities assumed at fair value, which impacts our results in future periods due to costs related to unwinding fair value step-ups of inventory and amortization expense of acquired property, plant and equipment and intangible assets. For assets acquisitions, we record the assets acquired at transaction price. Our results are also impacted due to additional interest expense when an acquisition is financed with incremental borrowings.
In February 2023, we acquired all of the capital stock of Nimbus Lakshmi, Inc. (“Lakshmi”), a wholly owned subsidiary of Nimbus Therapeutics, LLC (“Nimbus”), that owns or controls the intellectual property rights and other associated assets related to TAK-279, a highly selective oral TYK2 inhibitor. Under the terms of the agreement, we paid Nimbus USD 4.0 billion upfront following the closing of the transaction2, and will pay two milestone payments of USD 1.0 billion each upon achieving annual net sales of USD 4.0 billion and USD 5.0 billion of products developed from the TAK-279 program, formally known as NDI-034858 at Nimbus. In addition, in connection with the transaction, we have agreed to assume Nimbus’s obligations under a January 2022 settlement agreement with Bristol-Myers Squibb and its Celgene Corporation subsidiary (collectively, “BMS”) to make certain payments to BMS following the achievement of development, regulatory, and sales-based milestones for products developed from the TAK-279 program.
As a result of the acquisition and the impacts described above, our year-over-year results may not be comparable.
Divestitures
In addition to acquisitions, we divested from businesses and product lines to maintain our focus on our key growth drivers and provide additional cash flow to accelerate the repayment of debts. The following is a major divestiture completed or announced in the fiscal years ended March 31, 2023, 2024, 2025 and through the issuance of this annual report.
•During the fiscal year ended March 31, 2025, Takeda decided to enter into discussions with Teva Pharmaceutical Industries Ltd. to dissolve a joint venture business in Japan primarily focused on generic medicines and long-listed products. Following the decision, Takeda reclassified all of its outstanding shares in its associate, Teva Takeda Pharma Ltd., to assets held for sale and recorded an impairment loss of JPY 18.9 billion. Upon the completion of the transfer in March 2025, Takeda received the proceeds from the sale of shares in the associate of JPY 56.5 billion, including JPY 50.8 billion of dividends received, and this amount comprised the majority of Takeda’s proceeds from sales of shares in associates in the consolidated statement of cash flows of JPY 57.7 billion for the fiscal year ended March 31, 2025. Takeda also recognized JPY 1.7 billion in revenue and JPY 3.8 billion in other operating income due to the realization of the unrealized profit from past transactions.

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
1 As of the date of this annual report, Growth and Launch products for the fiscal year ending March 31, 2026 consist of: ENTYVIO, EOHILIA, TAKHZYRO, LIVTENCITY, ADZYNMA, Immunoglobulin products (including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU), Albumin products (including HUMAN ALBUMIN/FLEXBUMIN), FRUZAQLA, ALUNBRIG and QDENGA.
2 Of the USD 4.0 billion upfront payment, USD 3.0 billion, USD 0.9 billion, and USD 0.1 billion were paid in February 2023, April 2023, and August 2023, respectively.

Foreign Exchange Fluctuations
In the fiscal year ended March 31, 2023, 2024 and 2025, 87.3%, 89.4% and 90.9% of our revenue were from outside of Japan. Changes in foreign exchange rates, particularly for the U.S. dollar and the euro, relative to the yen, which is our reporting currency, will impact our revenues and expenses. When the yen weakens against other currencies, our revenues attributable to such other currencies increase, having a positive impact on our results of operations, which may be offset by increased expenses denominated in such currencies. Particularly, our revenues were positively impacted by the weakened yen against other currencies during the fiscal years ended March 31, 2023, 2024 and 2025. Conversely, when the yen strengthens against other currencies, our revenues attributable to such currencies decrease, having a negative impact on our results of operations, which may be offset by decreased expenses denominated in such currencies.
In order to help investors understand the effect of year-over-year exchange rate fluctuations on its results, Takeda presents, on a supplementary basis, year-over-year percentage changes calculated on the basis of constant exchange rates, which it refers to as “CER” change (Year-over-year changes calculated on the basis of actual exchange rates, in accordance with IFRS, are referred to as “AER” change.) See “Item 5. Operating and Financial Review and Prospects —A. Operating Results” for the analysis of our operating results year-over-year with CER percentage changes.
CER Change is a measure not presented in accordance with IFRS. See “Annex to Item 5. Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda” for more information.
To mitigate the risk exposed by foreign exchange fluctuations, we utilize certain hedging measures with respect to some of our significant foreign currency transactions, primarily forward exchange contracts, currency swaps and currency options for individually significant foreign currency transactions.
Periodic Trends
Our revenues were lower in the fourth quarter of each of the fiscal years ended March 31, 2023, 2024, and 2025 partially due to the tendency of wholesalers to increase purchases ahead of the New Year holidays across the region, annual price increases and the reset of annual insurance deductibles in the U.S. at the start of the calendar year.

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
Revenue Recognition
See Note 3 “Material Accounting Policies—Revenue” to our audited consolidated financial statements
Impairment of Goodwill and Intangible Assets
We review goodwill and intangible assets for impairment whenever events or changes in circumstance indicate that the asset’s balance sheet carrying amount may not be recoverable. Goodwill and intangible assets that are currently not amortized are tested for impairment annually and whenever there is any indication of impairment. As of March 31, 2025, we have JPY 5,324.4 billion of goodwill and JPY 3,631.6 billion of intangible assets which in aggregate represent 62.9% of our total assets.
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
•future tax rates;
•terminal growth rate; and
•discount rates.
The significant assumptions used in estimating the amount and timing of future cash flows are the probability of technical and regulatory success related to IPR&D projects and the sales forecast of the products. The sales forecast related to certain products in the U.S. is one of the significant assumptions used in estimating the recoverable amount of goodwill. Events that may result in a change in the assumptions include IPR&D projects that are not successfully developed, fail during development, are abandoned or subject to significant delay or do not receive the relevant regulatory approvals, and/or lower sales projections of certain commercially marketed products typically due to launch of newly competing products, and supply constraints. If these events were to occur, we may not recover the value of the initial or subsequent R&D investments made subsequent to acquisition of the asset project nor realize the future cash flows that we have estimated.
If there are changes in these assumptions in subsequent periods, we recognize impairment losses and, excluding goodwill, reversal of impairment losses related to intangible assets during the periods presented. See Notes 11 and 12 to our audited consolidated financial statements.

Legal Contingencies
We are involved in various legal proceedings primarily related to product liability and commercial liability arising in the normal course of our business. These contingencies are described in detail in Note 32 to our consolidated financial statements.
These and other contingencies are, by their nature, uncertain and based upon complex judgments and probabilities. The factors we consider in developing our provision for litigation and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we record a provision for product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs based primarily on historical claims experience and data regarding product usage. In cases we may become involved in significant legal proceedings for which it is not possible to make a reliable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings, no provision is recognized for such cases. We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial condition of the insurers, and the possibility of and length of time for collection. Any provision and the related estimated insurance recoverable have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated statements of financial position. As of March 31, 2025, we had a provision of JPY 12.5 billion for outstanding legal cases and other disputes.
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
We also assess our deferred tax assets to determine the realizable amount at the end of each period. In assessing the recoverability of deferred tax assets, we consider the scheduled reversal of taxable temporary differences, projected future taxable profits, and tax planning strategies. Future taxable profits according to profitability are estimated based on our business plan. The change in judgment upon determining the revenue forecasts related to certain products used for our business plan could have a significant impact on the amount of the deferred tax assets to be recognized. Based on the level of historical taxable profits and projected future taxable profits during the periods in which the temporary differences become deductible, we determine the amount the tax benefits we believe are realizable. As of March 31, 2025, we had unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized of JPY 1,183.7 billion, JPY 427.4 billion, and JPY 27.0 billion, respectively. A change in our estimates and assumptions in future periods could have a significant impact on our income tax provision.
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
On May 9, 2024, we announced a multi-year, enterprise-wide efficiency program aimed at promoting business growth and improving our profitability. This program includes increasing the agility and simplicity of our business organization, investing in digital, data and technology to enhance productivity and efficiency across the organization and implementing cost reductions and process improvements in supply chain and vendor management. Primarily as a result of the initiatives announced in May 2024, we recorded JPY 128.1 billion of restructuring expenses in the fiscal year ended March 31, 2025 and currently expect to incur JPY 48.0 billion of restructuring expenses in the fiscal year ending March 31, 2026, with lower expenses in the fiscal years to follow.
As of March 31, 2025, we had a provision of JPY 14.0 billion for restructuring costs. See Note 23 to our audited consolidated financial statements for a further description of our restructuring provisions and the change between periods.

Results of Operations
The following table provides selected consolidated statements of profit or loss information for the years ended March 31, 2023, 2024 and 2025.

	For the fiscal year ended March 31,
	2023	2024	2025
	(billions of yen)
Revenue	¥4,027.5	¥4,263.8	¥4,581.6
Cost of sales	(1,244.1)	(1,426.7)	(1,580.2)
Selling, general and administrative expenses	(997.3)	(1,053.8)	(1,104.8)
Research and development expenses	(633.3)	(729.9)	(730.2)
Amortization and impairment losses on intangible assets associated with products	(542.4)	(652.1)	(643.2)
Other operating income	25.4	19.4	26.2
Other operating expenses	(145.2)	(206.5)	(206.7)
Operating profit	490.5	214.1	342.6
Finance income	62.9	52.1	46.5
Finance expenses	(169.7)	(219.8)	(210.1)
Share of profit (loss) of investments accounted for using the equity method	(8.6)	6.5	(4.0)
Profit before tax	375.1	52.8	175.1
Income tax (expenses) benefit	(58.1)	91.4	(66.9)
Net profit for the year	317.0	144.2	108.1
Net profit for the year attributable to owners of the Company	¥317.0	¥144.1	¥107.9
In this section, changes versus the previous fiscal year are given both on an as-reported (IFRS) basis (also referred to as “AER”) and, on a supplementary basis, using constant exchange rates (CER), as calculated by Takeda. CER % change is a Non-IFRS Measure. For additional information on CER % change, see “Annex to Item 5. Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda”.
Fiscal Year Ended March 31, 2025 compared with the Fiscal Year Ended March 31, 2024
Revenue
Revenue for the fiscal year ended March 31, 2025 was JPY 4,581.6 billion (JPY +317.8 billion and +7.5% AER, +2.9% CER). The increase was attributable to favorable foreign exchange rates and growth from business momentum of Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), Oncology and Vaccines. Among our six key business areas, the increase of these business areas was offset in part by a decrease in Neuroscience. The decrease in Neuroscience, which was partially mitigated by favorable foreign exchange rates, was largely attributable to continued generic erosion of sales of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S., which began following loss of exclusivity in August 2023. In addition, revenue outside of our six key business areas decreased mainly due to the decline in sales of AZILVA (for hypertension), which were JPY 11.8 billion (JPY -21.8 billion and -64.9% AER, -64.9% CER) following the entry of generic competitors in Japan beginning in June 2023.

Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

Revenue:	2024	2025	Amount of Change	% Change	% Change
Japan	¥451.4	¥418.5	¥(32.9)	(7.3)%	(7.4)%
United States	2,195.7	2,379.7	183.9	8.4%	2.5%
Europe and Canada	966.8	1,055.3	88.4	9.1%	4.1%
Latin America	198.1	235.8	37.7	19.1%	19.7%
China	174.8	191.7	16.9	9.7%	4.8%
Asia (excluding Japan & China)	86.4	99.4	13.0	15.1%	11.6%
Russia/CIS	72.6	72.4	(0.2)	(0.3)%	(1.0)%
Other(1)	117.9	128.8	10.9	9.3%	4.7%
Total	¥4,263.8	4,581.6	317.8	7.5%	2.9%

____________
Note:
(1) Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

	2024	2025	Amount of Change	% Change	% Change
Gastroenterology:
ENTYVIO	¥800.9	¥914.1	¥113.2	14.1%	8.5%
GATTEX/REVESTIVE	119.3	146.3	27.0	22.7	17.2
TAKECAB/VOCINTI (1)	118.5	130.8	12.2	10.3	9.7
PANTOLOC/CONTROLOC (2)	46.5	44.6	(1.9)	(4.1)	(8.2)
DEXILANT	45.3	38.5	(6.7)	(14.9)	(16.5)
EOHILIA	0.2	5.5	5.3	2,627.1	2,500.6
Others	85.5	77.3	(8.3)	(9.7)	(13.8)
Total Gastroenterology	1,216.2	1,357.0	140.8	11.6	6.8
Rare Diseases:
TAKHZYRO	178.7	223.2	44.5	24.9	18.9
ADVATE	122.9	111.8	(11.2)	(9.1)	(13.4)
ELAPRASE	91.6	97.2	5.7	6.2	2.1
REPLAGAL	73.6	77.9	4.3	5.8	2.1
ADYNOVATE/ADYNOVI	66.3	64.6	(1.7)	(2.6)	(6.0)
VPRIV	51.3	53.5	2.2	4.2	(0.5)
LIVTENCITY	19.1	33.0	13.9	72.9	64.5
ADZYNMA	0.4	7.1	6.7	1,566.2	1,515.8
Others	84.6	84.7	0.0	0.1	(4.4)
Total Rare Diseases	688.4	752.8	64.4	9.4	4.6

PDT:
Immunoglobulin	644.6	757.8	113.2	17.6	11.5
Albumin	134.0	141.4	7.4	5.5	1.1
Others	125.1	133.5	8.4	6.7	1.5
Total PDT	903.7	1,032.7	129.0	14.3	8.6
Oncology:
ADCETRIS	109.4	129.0	19.6	17.9	14.8
LEUPLIN/ENANTONE	107.4	119.3	11.9	11.1	8.2
NINLARO	87.4	91.2	3.9	4.4	(0.2)
ICLUSIG	54.7	70.7	16.0	29.3	23.0
FRUZAQLA	10.1	48.0	37.9	375.7	351.3
ALUNBRIG	28.5	36.4	7.9	27.7	22.7
Others	64.9	65.8	0.9	1.3	0.3
Total Oncology	462.4	560.4	98.1	21.2	17.2
Vaccines:
QDENGA	9.6	35.6	26.0	272.3	259.0
Others	40.8	19.8	(21.0)	(51.4)	(51.4)
Total Vaccines	50.4	55.4	5.1	10.0	7.5
Neuroscience:
VYVANSE/ELVANSE	423.2	350.6	(72.6)	(17.2)	(21.6)
TRINTELLIX	104.8	125.7	20.9	20.0	14.2
ADDERALL XR	41.8	28.4	(13.3)	(31.9)	(35.3)
Others	57.2	61.0	3.8	6.6	4.5
Total Neuroscience	627.0	565.8	(61.2)	(9.8)	(14.1)
Other:
AZILVA (1)	33.6	11.8	(21.8)	(64.9)	(64.9)
FOSRENOL	13.5	7.9	(5.6)	(41.5)	(44.1)
Others	268.5	237.7	(30.9)	(11.5)	(13.2)
Total Other	315.7	257.4	(58.3)	(18.5)	(20.0)
Total	¥4,263.8	¥4,581.6	¥317.8	7.5%	2.9%
____________
Notes:
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole.

Year-on-year change in revenue for this fiscal year in each of our business areas was primarily attributable to the following products:
•GI. In GI, revenue was JPY 1,357.0 billion (JPY +140.8 billion and +11.6% AER, +6.8% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 914.1 billion (JPY +113.2 billion and +14.1% AER, +8.5% CER). Sales in the U.S. were JPY 619.2 billion (JPY +73.1 billion and +13.4% AER). The increase was due to maintaining strong demand in the first line biologic inflammatory bowel disease (“IBD”) population and continued patient gains after the launch of the subcutaneous formulation, as well as favorable foreign exchange rates. Sales in Europe and Canada were JPY 227.4 billion (JPY +31.6 billion and +16.1% AER). The increase was primarily due to continued patient gains by an increased use of the subcutaneous formulation and favorable foreign exchange rates.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 146.3 billion (JPY +27.0 billion and +22.7% AER, +17.2% CER). The increase was primarily due to increased demand in the U.S., expansion activities (pediatric indication label expansion), and favorable exchange rates.
•Rare Diseases. In Rare Diseases, revenue was JPY 752.8 billion (JPY +64.4 billion and +9.4% AER, +4.6% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 223.2 billion (JPY +44.5 billion and +24.9% AER, +18.9% CER). The increase was primarily due to higher demand in the U.S., Europe and Canada supported by strong patient persistency and prophylactic market growth, as well as favorable foreign exchange rates.

Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 33.0 billion (JPY+13.9 billion and +72.9% AER, +64.5% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
Sales of enzyme replacement therapy ELAPRASE (for Hunter syndrome) were JPY 97.2 billion (JPY +5.7 billion and +6.2% AER, +2.1% CER). The increase was primarily due to favorable foreign exchange rates, and strong demand in the Growth and Emerging Markets.
Sales of enzyme replacement therapy REPLAGAL (for Fabry disease) were JPY 77.9 billion (JPY +4.3 billion and +5.8% AER, +2.1% CER). The increase was due to favorable foreign exchange rates, and increased demand in the Growth and Emerging Markets.
Sales of ADVATE (for hemophilia A) were JPY 111.8 billion (JPY-11.2 billion and -9.1% AER, -13.4% CER). The decrease was primarily due to competitor pressure in the U.S., as well as lower demand in China, with the decline partially offset by favorable foreign exchange rates.
•PDT. In PDT, revenue was JPY 1,032.7 billion (JPY +129.0 billion and +14.3% AER, +8.6% CER).
Aggregate sales of immunoglobulin products were JPY 757.8 billion (JPY +113.2 billion and +17.6% AER, +11.5% CER). Sales of each of our three global immunoglobulin brands experienced double digit percentage sales growth, due to continued strong demand globally and growing supply, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA), sales of which are growing at a fast pace due to their benefit to patients and convenience in administration compared to intravenous therapies.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 141.4 billion (JPY +7.4 billion and +5.5% AER, +1.1% CER). The increase was primarily driven by favorable foreign exchange rates.
•Oncology.In Oncology, revenue was JPY 560.4 billion (JPY +98.1 billion and +21.2% AER, +17.2% CER).
Sales of FRUZAQLA (for colorectal cancer) were JPY 48.0 billion (JPY +37.9 billion and +375.7% AER, +351.3% CER). The increase was due to momentum from launch in the U.S. in November 2023, followed by several other countries, as it addressed a need for new treatment options in metastatic colorectal cancer.
Sales of ADCETRIS (for malignant lymphomas) were JPY 129.0 billion (JPY +19.6 billion and +17.9% AER, +14.8% CER). The increase was led by strong demand in the Growth and Emerging Markets and Europe, primarily driven by increased use as a first line treatment for Hodgkin lymphoma, complemented by favorable foreign exchange rates.
Sales of ICLUSIG (for leukemia) were JPY 70.7 billion (JPY+16.0 billion and +29.3% AER, +23.0% CER). The increase was due to the U.S. label expansion for newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy in March 2024, complemented by favorable foreign exchange rates.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 119.3 billion (JPY +11.9 billion and +11.1% AER, +8.2% CER). The increase was primarily due to a sales increase in the U.S. and in Growth and Emerging Markets, as well as favorable foreign exchange rates.
•Vaccines. In Vaccines, revenue was JPY 55.4 billion (JPY +5.1 billion and +10.0% AER, +7.5% CER).
Sales of QDENGA (for prevention of dengue) were JPY 35.6 billion (JPY +26.0 billion and +272.3% AER, +259.0% CER). The increase was due to the expansion of QDENGA availability in endemic countries, with the vaccine now available in approximately 30 countries including both endemic and non-endemic countries.
Sales of other vaccine products in aggregate decreased primarily due to the termination of the distribution contract of SPIKEVAX, a COVID-19 vaccine in Japan in March 2024.
•Neuroscience. In Neuroscience, revenue was JPY 565.8 billion (JPY -61.2 billion and -9.8% AER, -14.1% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 350.6 billion (JPY -72.6 billion and -17.2% AER, -21.6% CER). The decrease was due to the impact of multiple generic entrants in the U.S. starting from August 2023, partially offset by favorable foreign exchange rates.
Sales of ADDERALL XR (for ADHD) were JPY 28.4 billion (JPY -13.3 billion and -31.9% AER, -35.3% CER). The decrease was primarily due to an increase in the availability of generic versions of the instant release formulation in the U.S., which negatively impacted ADDERALL XR.
Sales of TRINTELLIX (for major depressive disorder ("MDD")) were JPY 125.7 billion (JPY+20.9 billion, and +20.0% AER, +14.2% CER). The increase was primarily due to improved commercial terms related to pricing in the U.S., complemented by favorable foreign exchange rates.

Cost of Sales
Cost of Sales was JPY 1,580.2 billion (JPY +153.5 billion and +10.8% AER, +6.5% CER). The increase was primarily due to revenue growth in our key business areas with a change in product mix and the depreciation of the Japanese yen as compared to the fiscal year ended March 31, 2024.
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 1,104.8 billion (JPY +50.9 billion and +4.8% AER, +0.6% CER). The increase was mainly due to the depreciation of the Japanese yen, with efficiency gains largely offsetting incremental investments in Data, Digital and Technology (“DD&T”) and the impact of inflation.
Research and Development (R&D) Expenses
R&D Expenses were JPY 730.2 billion (JPY +0.3 billion and +0.0% AER, -4.5% CER), essentially flat compared to the fiscal year ended March 31, 2024, reflecting the depreciation of the Japanese yen offset by lower expenses attributable to efficiency gains and termination of development programs in the fiscal year ended March 31, 2024, such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer).
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 643.2 billion (JPY -8.9 billion and -1.4% AER, -6.0% CER). The decrease resulted from lower impairment charges related to in-process R&D and marketed products (JPY -35.5 billion), partially offset by higher amortization expenses (JPY +26.7 billion) due to the depreciation of the Japanese yen. The decrease in impairment charges was due to the larger impairment charges recorded in the fiscal year ended March 31, 2024, compared with those recorded in the fiscal year ended March 31, 2025. The impairment charges in the fiscal year ended March 31, 2024 primarily include JPY 74.0 billion impairment charges for ALOFISEL (for complex Crohn's perianal fistulas), JPY 28.5 billion impairment charges for EXKIVITY (for non-small cell lung cancer), and impairment charges related to the decision to terminate development of certain in-progress R&D assets in Oncology, which were partially offset by a reversal of impairment loss of JPY 35.7 billion for EOHILIA (for eosinophilic esophagitis). The impairment charges in the fiscal year ended March 31, 2025 include JPY 27.8 billion resulting from the decision to terminate the development of TAK-186 and TAK-280 acquired through Maverick Therapeutics Inc. and JPY 21.5 billion as a result of the Phase 3 studies for soticlestat (TAK-935) failing to meet their primary endpoints.
Other Operating Income
Other Operating Income was JPY 26.2 billion (JPY +6.8 billion and +35.3% AER, +30.8% CER). The increase was mainly due to a JPY 6.1 billion gain recognized on completion of the sale of TACHOSIL (fibrin sealant patch), including a related manufacturing facility, during the fiscal year ended March 31, 2025.
Other Operating Expenses
Other Operating Expenses were JPY 206.7 billion (JPY +0.2 billion and +0.1% AER, -3.6% CER), essentially flat compared to the fiscal year ended March 31, 2024, reflecting an increase in restructuring expenses (JPY +46.8 billion) mainly due to the enterprise-wide efficiency program during the fiscal year ended March 31, 2025 being offset by higher provisions for legal proceedings primarily as a result of the supply agreement litigation of AbbVie, Inc. (“AbbVie”) and higher charges on the fair value of financial assets and liabilities associated with contingent consideration arrangements mainly from XIIDRA and EOHILIA recorded in the fiscal year ended March 31, 2024, as well as the effect of a reversal of valuation reserve for pre-launch inventory recorded in the fiscal year ended March 31, 2025.
Operating Profit
As a result of the above factors, Operating Profit was JPY 342.6 billion (JPY +128.5 billion and +60.0% AER, +51.2% CER).
Net Finance Expenses
Net Finance Expenses were JPY 163.5 billion (JPY -4.2 billion and -2.5% AER, -5.7% CER). The decrease in Net Finance Expenses was primarily due to a decrease of net loss from Gains and Losses on Foreign Currency Exchange and Derivative Financial Assets related to Foreign Currency Exchange, largely offset by an impairment loss of JPY 18.9 billion related to the sale of Teva Takeda Pharma Ltd. shares, which was completed in the fiscal year ended March 31, 2025.
Share of Profit (Loss) of Investments Accounted for Using the Equity Method
For the fiscal year ended March 31, 2025, Share of Loss of Investments Accounted for Using the Equity Method was JPY 4.0 billion (JPY -10.5 billion). For the fiscal year ended March 31, 2024, Share of Profit of Investments Accounted for Using the Equity Method was JPY 6.5 billion.
Income Tax (Expenses) Benefit
Income Tax Expenses were JPY 66.9 billion (JPY +158.3 billion, compared to Income Tax Benefit of JPY 91.4 billion for the fiscal year ended March 31, 2024). The increase was primarily due to a tax expense reduction of JPY 63.5 billion recorded during the fiscal year ended March 31, 2024 resulting from the reversal of the income taxes payable in excess of the settlement with Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014 and an increase in tax expenses due to the reassessment of recoverability of deferred tax assets as well as higher pretax earnings during the fiscal year ended March 31, 2025.
Net Profit for the Year
As a result of the above factors, Net Profit for the Year was JPY 108.1 billion (JPY -36.1 billion and -25.0% AER, -33.1% CER) and Net Profit for the Year attributable to owners of the Company was JPY 107.9 billion (JPY -36.1 billion and -25.1% AER, -33.2% CER).

Fiscal Year Ended March 31, 2024 compared with the Fiscal Year Ended March 31, 2023
Revenue
Revenue for the fiscal year ended March 31, 2024 was JPY 4,263.8 billion (JPY +236.3 billion and +5.9% AER, +1.5% CER). The increase was primarily attributable to favorable foreign exchange rates and growth from business momentum of Plasma-Derived Therapies (“PDT”) Immunology, Gastroenterology (“GI”), Rare Diseases and Oncology. The increase in these business areas was offset by the decrease in Neuroscience. Revenue outside of these key business areas decreased mainly due to the decline in sales of AZILVA (for hypertension), which were JPY 33.6 billion (JPY -39.3 billion and -53.9% AER, -53.9% CER) and impacted by generic entrants in Japan, as well as the lower revenue contribution from COVID-19 vaccines in Japan.
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

Revenue:	2023	2024	Amount of Change	% Change	% Change
Japan	¥512.0	¥451.4	¥(60.7)	(11.8)%	(12.1)%
United States	2,103.8	2,195.7	91.9	4.4%	(2.2)%
Europe and Canada	842.7	966.8	124.2	14.7%	4.5%
Latin America	160.4	198.1	37.7	23.5%	48.4%
China	151.0	174.8	23.9	15.8%	12.6%
Asia (excluding Japan & China)	74.0	86.4	12.3	16.7%	11.0%
Russia/CIS	88.4	72.6	(15.8)	(17.9)%	(6.5)%
Other(1)	95.2	117.9	22.7	23.9%	32.6%
Total	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
____________
Note:
(1) Other includes the Middle East, Oceania and Africa.
Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

	2023	2024	Amount of Change	% Change	% Change
Gastroenterology:
ENTYVIO	¥702.7	¥800.9	¥98.2	14.0%	6.6%
GATTEX/REVESTIVE	93.1	119.3	26.2	28.1	22.7
TAKECAB/VOCINTI (1)	108.7	118.5	9.8	9.0	8.2
PANTOLOC/CONTROLOC (2)	45.5	46.5	1.0	2.1	(6.6)
DEXILANT	69.4	45.3	(24.1)	(34.7)	(39.6)
ALOFISEL	2.7	3.5	0.8	28.9	18.2
Others	72.4	82.2	9.8	13.6	6.6
Total Gastroenterology	1,094.5	1,216.2	121.7	11.1	4.7
Rare Diseases:
Rare Hematology:
ADVATE	118.2	122.9	4.7	4.0	1.1
ADYNOVATE/ADYNOVI	66.6	66.3	(0.2)	(0.4)	(3.6)
FEIBA	41.3	40.5	(0.7)	(1.8)	(5.3)
VONVENDI	12.2	16.2	4.0	32.5	23.1
RECOMBINATE	12.8	12.1	(0.7)	(5.6)	(11.8)
Others	53.7	47.3	(6.4)	(12.0)	(13.0)
Total Rare Hematology	304.7	305.3	0.6	0.2	(2.9)

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

	2023	2024	Amount of Change	% Change	% Change
Rare Genetics and Other:
TAKHZYRO	151.8	178.7	26.9	17.7	11.6
ELAPRASE	85.3	91.6	6.2	7.3	7.3
REPLAGAL	66.7	73.6	6.8	10.2	15.1
VPRIV	48.4	51.3	2.9	6.0	9.1
LIVTENCITY	10.5	19.1	8.6	81.7	68.7
Others	56.0	51.2	(4.8)	(8.5)	(12.5)
Total Rare Genetics and Other	418.7	465.4	46.7	11.1	9.2
Total Rare Diseases (3)	723.4	770.7	47.3	6.5	4.1
PDT Immunology:
Immunoglobulin	522.2	644.6	122.4	23.4	16.8
Albumin	121.4	134.0	12.5	10.3	5.9
Others	34.8	40.0	5.2	15.0	8.4
Total PDT Immunology (3)	678.4	818.6	140.1	20.7	14.4
Oncology:
ADCETRIS	83.9	109.4	25.5	30.4	31.3
LEUPLIN/ENANTONE	111.3	107.4	(4.0)	(3.6)	(7.1)
NINLARO	92.7	87.4	(5.3)	(5.7)	(9.2)
ICLUSIG	47.2	54.7	7.5	15.9	7.5
ALUNBRIG	20.6	28.5	8.0	38.8	35.3
FRUZAQLA	—	10.1	10.1	—	—
VELCADE	27.8	5.5	(22.2)	(80.0)	(81.3)
EXKIVITY	3.7	3.5	(0.3)	(7.3)	(10.9)
Others	51.6	55.9	4.4	8.5	7.5
Total Oncology	438.7	462.4	23.6	5.4	2.5
Neuroscience:
VYVANSE/ELVANSE	459.3	423.2	(36.1)	(7.9)	(14.1)
TRINTELLIX	100.1	104.8	4.7	4.7	(1.1)
ADDERALL XR	28.6	41.8	13.2	46.0	36.6
INTUNIV	16.4	33.6	17.2	105.2	100.8
Others	33.4	23.7	(9.7)	(29.1)	(31.6)
Total Neuroscience	637.7	627.0	(10.7)	(1.7)	(7.8)
Other:
AZILVA (1)	72.9	33.6	(39.3)	(53.9)	(53.9)
FOSRENOL	13.5	13.5	(0.0)	(0.0)	(8.3)
Others	368.2	321.7	(46.4)	(12.6)	(10.8)
Total Other (3)	454.6	368.9	(85.7)	(18.8)	(17.7)
Total	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
____________
Notes:
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole.
(3) Starting from the fiscal year ended March 31, 2025 (FY2024), “Plasma-Derived Therapies” replaced the previous category of “PDT Immunology” and included all plasma-derived products including those previously categorized within “Rare Diseases” (e.g., FEIBA, CINRYZE). “Vaccines” was presented as a separate key business area (previously included in “Others”), reflecting the strategic focus on our dengue vaccine, QDENGA.
If the new categories were applied, revenue from “Rare Disease” would be JPY 688.4 billion for the fiscal year ended March 31, 2024 and JPY 639.8 billion for the fiscal year ended March 31, 2023, revenue from “Plasma-Derived Therapies” would be JPY 903.7 billion for the fiscal year ended March 31, 2024 and JPY 765.4 billion for the fiscal year ended March 31, 2023, revenue from “Vaccines” would be JPY 50.4 billion for the fiscal year ended March 31, 2024 and JPY 78.7 billion for the fiscal year ended March 31, 2023, revenue from “Others” would be JPY 315.7 billion for the fiscal year ended March 31, 2024 and JPY 372.7 billion for the fiscal year ended March 31, 2023.

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
Sales of RECOMBINATE (for hemophilia A) were JPY 12.1 billion (JPY -0.7 billion and -5.6% AER, -11.8% CER). The decrease was mainly due to weaker demand in the U.S. attributable to increased adoption of next-generation therapies.
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

Supplemental Discussion: Results of Core Financial Measures (Non-IFRS Measures)

In addition to its results prepared in accordance with IFRS, on a supplemental basis, Takeda also presents the results of its Core Financial Measures. Takeda strongly encourages investors to review “Annex to Item 5. Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda” below for more information on these metrics, including their definitions, limitations on their usefulness and reconciliations to the most directly comparable financial measures calculated and presented in accordance with IFRS. Takeda also presents period-over-period change in its Core Financial Measures on a CER % change basis; see “Annex to Item 5. Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda” for more information.

Fiscal Year Ended March 31, 2025 compared with the Fiscal Year Ended March 31, 2024

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Core revenue	¥4,263.8	¥4,579.8	¥316.1	7.4%	2.8%
Core operating profit	1,054.9	1,162.6	107.8	10.2%	4.9%
Core net profit for the year	756.9	775.8	18.9	2.5%	(3.4)%
Core net profit for the year attributable to owners of the Company	756.8	775.6	18.8	2.5%	(3.4)%
Core EPS (yen)	484	491	7	1.5%	(4.3)%
Core Revenue
Core Revenue for the fiscal year ended March 31, 2025 was JPY 4,579.8 billion (JPY +316.1 billion and +7.4% AER, +2.8% CER). The increase was primarily attributable to favorable foreign exchange rates and growth from business momentum primarily led by Takeda’s Growth and Launch Products* which totaled JPY 2,201.9 billion (JPY +375.9 billion and +20.6% AER, +14.7% CER), partially offset by lower sales of VYVANSE in the U.S. and AZILVA in Japan, which were impacted by generic competition following loss of exclusivities.
*    Takeda’s Growth and Launch Products for the fiscal year ended March 31, 2025
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit for the fiscal year ended March 31, 2025 was JPY 1,162.6 billion (JPY +107.8 billion and +10.2% AER, +4.9% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Core revenue	¥4,263.8	¥4,579.8	¥316.1	7.4%	2.8%
Core cost of sales	(1,426.3)	(1,581.8)	(155.5)	10.9%	6.6%
Core selling, general and administrative (SG&A) expenses	(1,053.0)	(1,105.0)	(52.1)	4.9%	0.7%
Core research and development (R&D) expenses	(729.6)	(730.4)	(0.7)	0.1%	(4.4)%
Core operating profit	¥1,054.9	¥1,162.6	¥107.8	10.2%	4.9%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 1,581.8 billion (JPY +155.5 billion and +10.9% AER, +6.6% CER). The increase was primarily due to revenue growth in our key business areas with a change in product mix and the depreciation of the Japanese yen as compared to the fiscal year ended March 31, 2024.

Core Selling, General and Administrative (SG&A) Expenses
Core SG&A Expenses were JPY 1,105.0 billion (JPY +52.1 billion and +4.9% AER, +0.7% CER). The increase was mainly due to the depreciation of the Japanese yen, with efficiency gains largely offsetting incremental investments in Data, Digital and Technology (“DD&T”) and the impact of inflation.
Core Research and Development (R&D) Expenses
Core R&D Expenses were JPY 730.4 billion (JPY +0.7 billion and +0.1% AER, -4.4% CER), essentially flat compared to the fiscal year ended March 31, 2024, reflecting the depreciation of the Japanese yen offset by lower expenses attributable to efficiency gains and termination of development programs in the fiscal year ended March 31, 2024, such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer).
Core Net Profit for the Year
Core Net Profit for the Year was JPY 775.8 billion (JPY +18.9 billion and +2.5% AER, -3.4% CER) and Core Net Profit attributable to owners of the Company was JPY 775.6 billion (JPY +18.8 billion and +2.5% AER, -3.4% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Core operating profit	¥1,054.9	¥1,162.6	¥107.8	10.2%	4.9%
Core finance income and (expenses), net	(142.0)	(140.7)	1.3	(0.9)%	(4.5)%
Core share of profit of investments accounted for using the equity method	5.9	1.1	(4.8)	(81.2)%	(82.2)%
Core profit before tax	918.8	1,023.1	104.3	11.3%	5.8%
Core income tax expenses	(161.9)	(247.3)	(85.4)	52.7%	48.7%
Core net profit for the year	756.9	775.8	18.9	2.5%	(3.4)%
Core net profit for the year attributable to owners of the Company	¥756.8	¥775.6	¥18.8	2.5%	(3.4)%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 140.7 billion (JPY -1.3 billion and -0.9% AER, -4.5% CER).
Core Share of Profit of Investments Accounted for Using the Equity Method
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 1.1 billion (JPY -4.8 billion and -81.2% AER, -82.2% CER).
Core Profit Before Tax
Core Profit Before Tax was JPY 1,023.1 billion (JPY +104.3 billion and +11.3% AER, +5.8% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 247.3 billion (JPY +85.4 billion and +52.7% AER, +48.7% CER). The increase was primarily due to higher core pretax earnings and the reassessment of recoverability of deferred tax assets leading to higher core tax expenses during the fiscal year ended March 31, 2025 as well as a reduction of tax expense during the fiscal year ended March 31, 2024 due to a favorable resolution of tax contingencies.
Core EPS
Core EPS was JPY 491 (JPY +7 and +1.5% AER, -4.3% CER).

Fiscal Year Ended March 31, 2024 compared with the Fiscal Year Ended March 31, 2023

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2023	2024	Amount of Change	% Change	% Change
Core revenue	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
Core operating profit	1,188.4	1,054.9	(133.5)	(11.2)%	(13.3)%
Core net profit for the year	866.4	756.9	(109.5)	(12.6)%	(15.0)%
Core net profit for the year attributable to owners of the Company	866.4	756.8	(109.6)	(12.6)%	(15.0)%
Core EPS (yen)	558	484	(75)	(13.4)%	(15.7)%
Core Revenue
Core Revenue for the fiscal year ended March 31, 2024 was JPY 4,263.8 billion (JPY +236.3 billion and +5.9% AER, +1.5% CER). The increase was attributable to favorable foreign exchange rates and growth from business momentum primarily led by Takeda’s Growth and Launch Products* which totaled JPY 1,833.0 billion (JPY +297.2 billion and +19.3% AER, +12.8% CER).
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

Core Operating Profit
Core Operating Profit for the fiscal year ended March 31, 2024 was JPY 1,054.9 billion (JPY -133.5 billion and -11.2% AER, -13.3% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2023	2024	Amount of Change	% Change	% Change
Core revenue	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
Core cost of sales	(1,208.4)	(1,426.3)	(217.9)	18.0%	13.0%
Core selling, general and administrative (SG&A) expenses	(997.3)	(1,053.0)	(55.6)	5.6%	0.8%
Core research and development (R&D) expenses	(633.4)	(729.6)	(96.3)	15.2%	8.3%
Core operating profit	¥1,188.4	¥1,054.9	¥(133.5)	(11.2)%	(13.3)%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 1,426.3 billion (JPY +217.9 billion and +18.0% AER, +13.0% CER). The increase was primarily due to revenue growth in our key business areas with a change in product mix and the depreciation of Japanese yen as compared to the fiscal year ended March 31, 2023.
Core Selling, General and Administrative (SG&A) Expenses
Core SG&A expenses were JPY 1,053.0 billion (JPY +55.6 billion and +5.6% AER, +0.8% CER). The increase was mainly due to the depreciation of Japanese yen and investments in DD&T partially offset by various cost efficiencies.
Core Research and Development (R&D) Expenses
Core R&D expenses were JPY 729.6 billion (JPY +96.3 billion and +15.2% AER, +8.3% CER). The increase was mainly due to various investments in pipeline programs and the depreciation of Japanese yen.

Core Net Profit for the Year
Core Net Profit for the Year was JPY 756.9 billion (JPY -109.5 billion and -12.6% AER, -15.0% CER) and is calculated from Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2023	2024	Amount of Change	% Change	% Change
Core operating profit	¥1,188.4	¥1,054.9	¥(133.5)	(11.2)%	(13.3)%
Core finance income and (expenses), net	(126.6)	(142.0)	(15.4)	12.2%	13.9%
Core share of profit of investments accounted for using the equity method	0.2	5.9	5.7	―	―
Core profit before tax	1,062.0	918.8	(143.2)	(13.5)%	(16.0)%
Core income tax expenses	(195.6)	(161.9)	33.7	(17.2)%	(20.2)%
Core net profit for the year	866.4	756.9	(109.5)	(12.6)%	(15.0)%
Core net profit for the year attributable to owners of the Company	¥866.4	¥756.8	¥(109.6)	(12.6)%	(15.0)%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 142.0 billion (JPY +15.4 billion and +12.2% AER, +13.9% CER).
Core Share of Profit of Investments Accounted for Using the Equity Method
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 5.9 billion (JPY +5.7 billion).
Core Profit Before Tax
Core Profit Before Tax was JPY 918.8 billion (JPY -143.2 billion and -13.5% AER, -16.0% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 161.9 billion (JPY -33.7 billion and -17.2% AER, -20.2% CER) and excludes the JPY 63.5 billion impact from AbbVie Break Fee Settlement in the fiscal year ended March 31, 2024. The decrease was mainly due to lower core pretax earnings.
Core EPS
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
Our capital expenditures for tangible assets consist primarily of enhancing and streamlining our production facilities, replacing fully depreciated items, and promoting efficiency of our operations. Our capital expenditures for intangible assets represent mainly milestone payments related to licensed products, where such assets have been acquired from third-party partners, as well as software development expenditures. Our capital expenditures, which consist of additions to property, plant and equipment and intangible assets recorded on our consolidated statements of financial position, were JPY 898.7 billion, JPY 496.7 billion and JPY 319.4 billion for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. As of March 31, 2025, we had contractual commitments for the acquisition of property, plant and equipment of JPY 20.1 billion. In addition, we had certain contractual agreements related to the acquisition of intangible assets as of March 31, 2025. See Note 32 to our consolidated financial statements for a description of our milestone payments of intangible assets. As part of our capital management, we periodically assess our level of capital expenditures in light of capital needs, market and other conditions and other relevant factors.
Our dividend payments for the fiscal years ended March 31, 2023, 2024 and 2025 were JPY 280.8 billion, JPY 288.5 billion and JPY 303.9 billion, respectively. Takeda returned capital to shareholders using dividends at an annual level of JPY 196 per share, consisting of interim and fiscal year-end dividends of JPY 98 per share for the fiscal year ended March 31, 2025. It is our intention to return capital to shareholders using dividends at an annual level of JPY 200 per share in the fiscal year ending March 31, 2026, consisting of interim and fiscal year-end dividends of JPY 100 per share. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-Dividends” for a description of our dividend policy.
We are required to make interest and principal payments on our outstanding borrowings. As of March 31, 2025, we had JPY 112.8 billion of interest due within one year and JPY 548.9 billion of principal payments on our borrowings due within one year. See “Borrowings and Financial Obligations.”
Our primary sources of liquidity include cash and cash equivalents on hand, short-term commercial paper, committed borrowing lines from financial institutions and long-term debt financing that includes bonds from the global capital markets. Additionally, we had access to short-term uncommitted borrowing lines of JPY 150.0 billion and USD 750 million from financial institutions as of March 31, 2024 and 2025, respectively.
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
As of March 31, 2025, we held JPY 385.1 billion in cash and cash equivalents on hand, of which JPY 105.8 billion was cash temporarily held on behalf of third parties related to vaccine operations and a trade receivables sales program. Takeda had access to JPY 700.0 billion in an undrawn bank commitment line. In addition, we held JPY 79.3 billion of U.S. Treasury Marketable Securities (U.S. Treasuries) classified as Level 1 in the fair value hierarchy. Total liquidity available therefore was JPY 1,058.7 billion. We believe that working capital is sufficient for our current business requirements. Furthermore, we continually seek to ensure that our level of liquidity and access to capital market funding continues to be maintained to successfully support our business operations.

Consolidated Cash Flows
The following table shows information about our consolidated cash flows during the fiscal years ended March 31, 2023, 2024 and 2025:

	For the fiscal year ended March 31,
	2023	2024	2025
	(billions of yen)
Net cash from operating activities	¥977.2	¥716.3	¥1,057.2
Net cash used in investing activities	(607.1)	(463.9)	(367.1)
Net cash used in financing activities	(709.1)	(354.4)	(751.4)
Net decrease in cash and cash equivalents	¥(339.1)	¥(101.9)	¥(61.3)
Cash and cash equivalents at the beginning of the year	849.7	533.5	457.8
Effects of exchange rate changes on cash and cash equivalents	22.9	26.2	(11.4)
Cash and cash equivalents at the end of the year	¥533.5	¥457.8	¥385.1

Fiscal Year Ended March 31, 2025 compared with the Fiscal Year Ended March 31, 2024
Net cash from operating activities. Net Cash from Operating Activities was JPY 1,057.2 billion (JPY +340.8 billion). The increase was mainly due to favorable impacts from Changes in Assets and Liabilities driven by changes in Provisions and Inventories, partially offset by a lower net profit for the year adjusted for non-cash items and other adjustments.
Net cash used in investing activities. Net Cash used in Investing Activities was JPY 367.1 billion (JPY -96.8 billion). The decrease was mainly due to a decrease in Acquisition of Intangible Assets, as well as Proceeds from Sales of Shares in Associates primarily attributable to the sale of Teva Takeda Pharma Ltd. This was partially offset by other investing activities, including the investment in U.S. Treasury Marketable Securities (U.S. Treasuries), as well as the upfront payment to AC Immune SA and a minority equity investment in and acquisition of licensing options from Ascentage Pharma Group International.
Net cash used in financing activities. Net Cash used in Financing Activities was JPY 751.4 billion (JPY +397.0 billion). The increase was mainly due to a decrease in net cash inflow from short-term loans and commercial papers, repayments of Syndicated Loans and Hybrid Bonds, and an acquisition of treasury shares. This was partially offset by proceeds from issuance of bonds primarily driven by Hybrid Bonds and Unsecured U.S. Dollar-Denominated Senior Notes.
Fiscal Year Ended March 31, 2024 compared with the Fiscal Year Ended March 31, 2023
Net cash from operating activities. Net cash from operating activities for the fiscal year ended March 31, 2024 was JPY 716.3 billion (JPY -260.8 billion). The decrease was due to unfavorable impacts from Changes in Assets and Liabilities, mainly driven by changes in Provision and unfavorable impacts from a lower net profit for the year adjusted for non-cash items and other adjustments, which was partially offset by Other, Net.
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
Net cash used in financing activities. Net cash used in financing activities for the fiscal year ended March 31, 2024 was JPY 354.4 billion (JPY -354.7 billion). The decrease was mainly due to a net increase of JPY 237.0 billion in commercial paper drawings, a net decrease of JPY 60.9 billion in redemption of bonds and the settlement of cross currency interest rate swaps related to bonds in the fiscal year ended March 31, 2024.

Supplemental Discussion: Free Cash Flow and Adjusted Free Cash Flow (Non-IFRS Measures)
Free cash flow and Adjusted Free Cash Flow are non-IFRS measures, see “Annex to Item 5. Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda—Free Cash Flow and Adjusted Free Cash Flow” for further information. The most directly comparable measures under IFRS for Free Cash Flow and Adjusted Free Cash Flow is Net Cash from Operating Activities.

	For the Year Ended March 31,
	2023	2024	2025
	(billions of yen)
Net cash from operating activities (IFRS)	¥977.2	¥716.3	¥1,057.2
Free cash flow (non-IFRS)	836.5	540.9	856.4
Adjusted free cash flow (non-IFRS)	446.2	283.4	769.0

Fiscal Year Ended March 31, 2025 compared with the Fiscal Year Ended March 31, 2024
Free Cash Flow for the fiscal year ended March 31, 2025 was JPY 856.4 billion (JPY +315.5 billion). The increase was mainly driven by higher Net Cash from Operating Activities.
Adjusted Free Cash Flow for the fiscal year ended March 31, 2025 was JPY 769.0 billion (JPY +485.5 billion). The increase was primarily due to higher Free Cash Flow, further driven by a decrease in Acquisition of Intangible Assets.
Fiscal Year Ended March 31, 2024 compared with the Fiscal Year Ended March 31, 2023
Free Cash Flow for the fiscal year ended March 31, 2024 was JPY 540.9 billion (JPY -295.6 billion). The decrease was mainly driven by lower Net Cash from Operating Activities.
Adjusted Free Cash Flow for the fiscal year ended March 31, 2024 was JPY 283.4 billion (JPY -162.8 billion). The decrease was primarily due to lower Free Cash Flow, which was partially offset by a decrease in Acquisition of Intangible Assets.

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
Borrowings and Financial Obligations
Our total bonds and loans were JPY 4,843.8 billion and JPY 4,515.3 billion as of March 31, 2024 and 2025, respectively. These borrowings include unsecured bonds and senior notes issued by Takeda, bilateral and syndicated loans entered into by the Company, borrowings incurred to fund a portion of the Shire Acquisition, debt assumed in connection with the Shire Acquisition and debt refinanced and are included in our consolidated statements of financial position. Our borrowings are mainly incurred in connection with acquisitions and therefore are not exposed to seasonality.
On April 25, 2024, Takeda repaid JPY 50.0 billion in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of JPY 50.0 billion maturing on April 25, 2031. Following this, on June 25, 2024, Takeda issued 60-year Unsecured Hybrid Bonds with an aggregate principal amount of JPY 460.0 billion and a maturity date of June 25, 2084. On July 5, 2024, Takeda issued USD 3,000 million in Unsecured U.S. Dollar-Denominated Senior Notes with maturity dates ranging from July 5, 2034 to July 5, 2064. The proceeds of the USD bond issuance were efficiently deployed to fund a tender offer to redeem USD 1,500 million in Unsecured Senior Notes on July 12, 2024 in advance of their original maturity in September 2026, with the balance of proceeds deployed towards the reduction of Commercial Paper drawings in July 2024. On October 3, 2024, Takeda drew down a Syndicated Hybrid Loan with an aggregate principal amount of JPY 40.0 billion and a maturity date of October 3, 2084. The proceeds of the Syndicated Hybrid Loan, together with the proceeds of the Hybrid Bonds issued on June 25, 2024 were deployed towards the redemption of JPY 500.0 billion in Hybrid Bonds issued in June 2019 on October 6, 2024, in advance of their original maturity of June 6, 2079. On March 31, 2025, Takeda prepaid JPY 313.5 billion and USD 1,500 million in Syndicated Loans in advance of their original maturity dates ranging from April 27, 2026 to April 26, 2030. To repay the Syndicated Loans, Takeda used cash on hand, Short Term Loan with an aggregated principal amount of USD 500 million, which was drawn down on March 31, 2025, as well as Short Term Commercial Paper drawings. The principal amount of Commercial Paper drawings outstanding was JPY 270.0 billion as at March 31, 2025.
As of March 31, 2025, we had commitment facility that contained certain financial covenants. One of financial covenants requires Takeda’s ratio of consolidated Adjusted Net Debt to Adjusted EBITDA, as defined in the facility agreements, for the previous twelve-month period to not surpass certain levels as of March 31 and September 30 of each year. Takeda was in compliance with all financial covenants as of March 31, 2025 in a similar manner to the prior year ended March 31, 2024. There are no restrictions on the ability to draw from the JPY 700.0 billion commitment line that was put in place in 2019 and matures at the end of September 2026.
We currently have a Japanese unsecured commercial paper program in place to facilitate short-term liquidity management. The total amount drawn on the commercial paper program was JPY 317.0 billion as of March 31, 2024 and JPY 270.0 billion as of March 31, 2025. We further have access to short-term uncommitted lines of JPY 150.0 billion and USD 750 million which were undrawn as of March 31, 2024 and 2025, respectively.
    For further description of our borrowings, see Note 20 to our audited consolidated financial statements.

Material Cash Requirements from Contractual and Other Obligations
Material Contractual Obligations
The following table summarizes our contractual obligations as of March 31, 2025:

	Total contractual amount(1)	Within one year	Between one and three years	Between three and five years	More than five years
	(billions of yen)
Bonds and loans: (2)
Bonds (3)	¥5,635.9	¥499.8	¥786.6	¥1,402.2	¥2,947.3
Loans (3)	334.9	162.0	3.7	118.4	50.8
Purchase obligations for property, plant and equipment	20.1	20.1	—	—	—
Repayment of lease liabilities	825.8	64.4	111.5	100.1	549.7
Leases not yet commenced	221.2	—	19.5	25.8	175.9
Contributions to defined benefit plans (4)	10.2	10.2	—	—	—
Total (5)(6)	¥7,048.1	¥756.5	¥921.3	¥1,646.5	¥3,723.7
___________
Notes:
(1)    Obligations denominated in currencies other than Japanese yen have been translated into Japanese yen using the exchange rates as of March 31, 2025 and may fluctuate due to changes in exchange rates.
(2)    Includes interest payment obligations.
(3)    The contractual amount in “Between three and five years” includes a JPY 460.0 billion of 2024 hybrid subordinated bonds (“2024 Hybrid Bonds”) and a JPY 40.0 billion of 2024 syndicated hybrid subordinated loan (“2024 Syndicated Hybrid Loan”) as Takeda expects to make early repayments of all of the principal of the 2024 Hybrid Bonds on the first call date of June 25, 2029 and the 2024 Syndicated Hybrid Loan on the first prepayment date of October 3, 2029. For details of the principal and interest rate associated with the 2024 Hybrid Bonds and the 2024 Syndicated Hybrid Loan, see Note 20 to our audited consolidated financial statements.
(4)    Pension and post-retirement contributions cannot be determined beyond the fiscal year ending March 31, 2026 because the timing of funding is uncertain and dependent on future movements in interest rates and investment returns, changes in laws and regulations and other variables.
(5)    Does not include contractual obligations whose timing we are unable to estimate, including defined benefit obligations, litigation reserves and long-term income tax liabilities and does not include liabilities recorded at fair value as amounts will fluctuate based on any changes in fair value including derivative liabilities and financial liabilities associated with contingent consideration arrangements. The carrying amounts of derivative liabilities and financial liabilities associated with contingent consideration arrangements as of March 31, 2025 were JPY 16.5 billion and JPY 4.4 billion, respectively. Milestone payments that are dependent on the occurrence of certain future events are not included.
(6)    Does not include purchase orders entered into for purchases made in the normal course of business.

Off-Balance Sheet Arrangements
Milestone Payments
Under the terms of our collaborations with third parties for the development of new products, we may be required to make payments for the achievement of certain milestones related to the development of pipeline products and the launch and subsequent marketing of new products. As of March 31, 2025, the contractual amount of potential milestone payments totaled JPY 1,074.3 billion, in each case excluding potential commercial milestone payments. See Note 13 and 32 to our audited consolidated financial statements for further details.

Supplemental Discussion of Financial Leverage (Adjusted Net Debt to Adjusted EBITDA Ratio) (Non-IFRS Measure)
Particularly following the acquisition of Shire, investors, analysts and ratings agencies have closely monitored Takeda’s financial leverage, as represented by the ratio of its Adjusted Net Debt to Adjusted EBITDA. Adjusted Net Debt, Adjusted EBITDA and the ratio thereof are all non-IFRS measures. See “Annex to Item 5. Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda” for more information, including reconciliations of bonds and loans to Adjusted Net Debt, and of Net Profit for the year to EBITDA and Adjusted EBITDA, in each case, to the most directly comparable measures presented in accordance with IFRS. Takeda’s ratio of Adjusted Net Debt to Adjusted EBITDA, and the ratio of each of the most directly comparable measures to Adjusted Net Debt and Adjusted EBITDA presented in accordance with IFRS as of the dates shown was as follows:

	For the Year Ended March 31,
	2024		2025
	(billions of yen, except for ratios)
IFRS:
Bonds and loans	¥(4,843.8)		¥(4,515.3)
Net profit for the year	144.2		108.1
Ratio of bonds and loans to net profit for the year	33.6	x	41.8	x
Non-IFRS:
Adjusted net debt	¥(4,091.3)		¥(3,975.5)
Adjusted EBITDA	1,319.9		1,441.0
Adjusted net debt to adjusted EBITDA ratio	3.1	x	2.8	x
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

Annex to Item 5. Certain Supplemental Non-IFRS Measures as Defined and Presented by Takeda
In addition to its results presented in accordance with IFRS, Takeda presents certain “Non-IFRS” financial measures on a supplemental basis. These financial measures include Constant Exchange Rate (“CER”) Change, Core Financial Measures, Net Debt, Adjusted Net Debt, EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Free Cash Flow.
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

Core Financial Measures
Takeda’s Core Financial Measures, particularly Core Revenue, Core Operating Profit, Core Net Profit for the Year attributable to owners of the Company and Core EPS, exclude revenue from divestments, amortization and impairment losses on intangible assets associated with products (including in-process R&D) and other impacts unrelated to the underlying trends and business performance of Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core Revenue represents revenue adjusted to exclude revenue items unrelated to the underlying trends and business performance of Takeda’s core operations (primarily revenue or related adjustments associated with divestments and liquidations). Core Operating Profit represents operating profit adjusted to exclude other operating expenses and income, amortization and impairment losses on intangible assets associated with products (including in-process R&D) and non-cash items or items unrelated to the underlying trends and business performance of Takeda’s core operations. Core EPS represents net profit for the year attributable to owners of the Company, adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to the underlying trends and business performance of Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.
Takeda presents its Core Financial Measures because Takeda believes that these measures are useful to understanding its business without the effect of items that Takeda considers to be unrelated to the underlying trends and business performance of its core operations, including items (i) which may vary significantly from year-to-year or may not occur in each year or (ii) whose recognition Takeda believes is largely uncorrelated to trends in the underlying performance of our core business. Takeda believes that similar measures are frequently used by other companies in its industry and that providing these measures helps investors evaluate Takeda’s performance against not only its performance in prior years but on a similar basis as its competitors. Takeda also presents Core Financial Measures because these measures are used by Takeda for budgetary planning and compensation purposes (i.e., certain targets for the purposes of Takeda’s Short-Term Incentive and Long-Term Incentive compensation programs, including incentive compensation of the CEO and CFO, are set in relation to the results of Takeda’s Core Financial Measures). See “Item 6. Directors, Senior Management and Employees—B. Compensation”.
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
The following tables reconcile, for each of the periods shown, Takeda’s Core Financial Measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, namely: (i) Core Revenue to Revenue as presented under IFRS; (ii) Core Operating Profit to Operating Profit as presented under IFRS and (iii) Core Net Profit for the Year attributable to owners of the Company to Net Profit for the Year attributable to owners of the Company as presented under IFRS.

Adjustments to Revenue and Operating Profit to calculate Core Revenue and Core Operating Profit:

	For the Year Ended March 31, 2025
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses(2)	Others(3)	Core Financial Measures (non-IFRS)
	(billions of yen)
Revenue	¥4,581.6	¥—	¥—	¥—	¥(1.7)	¥4,579.8
Cost of sales	(1,580.2)	—	—	—	(1.6)	(1,581.8)
Selling, general and administrative expenses	(1,104.8)	—	—	—	(0.3)	(1,105.0)
Research and development expenses	(730.2)	—	—	—	(0.1)	(730.4)
Amortization of intangible assets associated with products	(548.2)	548.2	—	—	—	—
Impairment losses on intangible assets associated with products(1)	(95.0)	—	95.0	—	—	—
Other operating income (expenses)	(180.5)	—	—	184.3	(3.8)	—
Operating profit	¥342.6	¥548.2	¥95.0	¥184.3	¥(7.5)	¥1,162.6
___________
Notes:
(1)    Intangible assets associated with products include in-process R&D (IPR&D).
(2)    Other operating income/expenses include changes in fair value of financial assets and liabilities associated with contingent consideration arrangements, gains/losses on sales of property, plant and equipment and investment property, gain on divestment of business and subsidiaries, donations and contributions, rental income and lease expense for sublease, restructuring expenses, valuation reserves for pre-launch inventories, expenses for post-trial access, impairment of assets held for sale, legal provisions, write-offs of option assets and other operating income (expenses) non-recurring in nature.
(3)    Others: revenue and other operating income (expenses) include JPY 1.7 billion of deferred revenue recognized from the asset sale to Teva Takeda Pharma Ltd. (“Teva”) and JPY 3.8 billion of deferred gain from the business divestiture to Teva, respectively, triggered by the divestment of Teva shares in the fiscal year ended March 31, 2025; cost of sales includes expenses related to the unwinding of acquisition accounting adjustments (i.e., step up) in value of PP&E associated with the Shire acquisition completed in the fiscal year ended March 31, 2019.

	For the Year Ended March 31, 2024
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses(2)	Others	Core Financial Measures (non-IFRS)
	(billions of yen)
Revenue	¥4,263.8	¥—	¥—	¥—	¥—	¥4,263.8
Cost of sales	(1,426.7)	—	—	—	0.4	(1,426.3)
Selling, general and administrative expenses	(1,053.8)	—	—	—	0.9	(1,053.0)
Research and development expenses	(729.9)	—	—	—	0.3	(729.6)
Amortization of intangible assets associated with products	(521.5)	521.5	—	—	—	—
Impairment losses on intangible assets associated with products(1)	(130.6)	—	130.6	—	—	—
Other operating income (expenses)	(187.1)	—	—	187.1	—	—
Operating profit	¥214.1	¥521.5	¥130.6	¥187.1	¥1.5	¥1,054.9
___________
Notes:
(1)    Intangible assets associated with products include in-process R&D (IPR&D).
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

	For the Year Ended March 31, 2023
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses(2)	Others(3)	Core Financial Measures (non-IFRS)
	(billions of yen)
Revenue	¥4,027.5	¥—	¥—	¥—	¥—	¥4,027.5
Cost of sales	(1,244.1)	—	—	—	35.7	(1,208.4)
Selling, general and administrative expenses	(997.3)	—	—	—	(0.0)	(997.3)
Research and development expenses	(633.3)	—	—	—	(0.0)	(633.4)
Amortization of intangible assets associated with products	(485.1)	485.1	—	—	—	—
Impairment losses on intangible assets associated with products(1)	(57.3)	—	57.3	—	—	—
Other operating income (expenses)	(119.8)	—	—	119.8	—	—
Operating profit	¥490.5	¥485.1	¥57.3	¥119.8	¥35.6	¥1,188.4
___________
Notes:
(1)    Intangible assets associated with products include in-process R&D (IPR&D).
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
(3)    Others: cost of sales includes expenses related to the COVID-19 pandemic and the unwinding of acquisition accounting adjustments (i.e., step up) in value of inventory and PP&E associated with the Shire acquisition completed in the fiscal year ended March 31, 2019.

Adjustments to Net Profit for the Year attributable to owners of the Company to calculate Core Net Profit for the Year attributable to owners of the Company:

	For the Year Ended March 31, 2025
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses	Others(1)	Core Financial Measures (non-IFRS)
	(billions of yen, except for percentages)
Operating profit	¥342.6	¥548.2	¥95.0	¥184.3	¥(7.5)	¥1,162.6
Operating margin	7.5%	—	—	—	—	25.4%
Finance income (expenses), net	(163.5)	—	—	—	22.8	(140.7)
Share of profit (loss) of investments accounted for using the equity method	(4.0)	—	—	—	5.1	1.1
Profit before tax	175.1	548.2	95.0	184.3	20.4	1,023.1
Income tax (expenses) benefit(2)	(66.9)	(114.9)	(23.4)	(45.1)	3.2	(247.3)
Net profit for the year	108.1	433.3	71.6	139.2	23.6	775.8
Non-controlling interests	0.2	—	—	—	—	0.2
Net profit for the year attributable to owners of the Company	¥107.9	¥433.3	¥71.6	¥139.2	¥23.6	¥775.6
___________
Notes:
(1)    Others: finance income (expenses), net, includes the loss on non-monetary items for subsidiaries in hyperinflationary economies and for which IAS29, Financial Reporting in Hyperinflationary Economies, is applied, and finance income and expense related to non-core transactions; share of profit (loss) of investments accounted for using the equity method includes gains and losses associated with divestment and liquidations, and other fair value adjustments.
(2)    Taxes on the adjustments between IFRS Accounting Standards and core results take into account the statutory tax rate applicable to the item based upon the jurisdiction where the adjustment is recorded. Total income tax expense on core adjustments (JPY 848.0 billion) to profit before tax was JPY 180.3 billion, resulting in an average tax rate of 21.3% on core adjustments.

	For the Year Ended March 31, 2024
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses	Others(1)	Core Financial Measures (non-IFRS)
	(billions of yen, except for percentages)
Operating profit	¥214.1	¥521.5	¥130.6	¥187.1	¥1.5	¥1,054.9
Operating margin	5.0%	—	—	—	—	24.7%
Finance income (expenses), net	(167.8)	—	—	—	25.8	(142.0)
Share of profit (loss) of investments accounted for using the equity method	6.5	—	—	—	(0.5)	5.9
Profit before tax	52.8	521.5	130.6	187.1	26.8	918.8
Income tax (expenses) benefit(2)	91.4	(108.7)	(28.6)	(43.1)	(73.0)	(161.9)
Net profit for the year	144.2	412.8	102.0	144.1	(46.2)	756.9
Non-controlling interests	0.1	—	—	—	—	0.1
Net profit for the year attributable to owners of the Company	¥144.1	¥412.8	¥102.0	¥144.1	¥(46.2)	¥756.8
___________
Notes:
(1)    Others: finance income (expenses), net includes the loss on non-monetary items for subsidiaries in hyperinflationary economies and for which IAS29, Financial Reporting in Hyperinflationary Economies, is applied, and finance income and expense related to non-core transactions; share of profit (loss) of investments accounted for using the equity method includes gains and losses associated with divestments and liquidations, and other fair value adjustments.
(2)    Taxes on the adjustments between IFRS Accounting Standards and core results, take into account the statutory tax rate applicable to the item based upon the jurisdiction where the adjustment is recorded. Total income tax expense on core adjustments (JPY 866.0 billion) to profit before tax was JPY 253.3 billion, resulting in an average tax rate of 29.2% on core adjustments.

	For the Year Ended March 31, 2023
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses	Others(1)	Core Financial Measures (non-IFRS)
	(billions of yen, except for percentages)
Operating profit	¥490.5	¥485.1	¥57.3	¥119.8	¥35.6	¥1,188.4
Operating margin	12.2%	—	—	—	—	29.5%
Finance income (expenses), net	(106.8)	—	—	—	(19.8)	(126.6)
Share of profit (loss) of investments accounted for using the equity method	(8.6)	—	—	—	8.8	0.2
Profit before tax	375.1	485.1	57.3	119.8	24.6	1,062.0
Income tax (expenses) benefit(2)	(58.1)	(103.5)	(12.5)	(25.5)	3.9	(195.6)
Net profit for the year	317.0	381.6	44.9	94.4	28.5	866.4
Non-controlling interests	0.0	—	—	—	—	0.0
Net profit for the year attributable to owners of the Company	¥317.0	¥381.6	¥44.9	¥94.4	¥28.5	¥866.4
___________
Notes:
(1)    Others: finance income (expenses), net includes the loss on non-monetary items for subsidiaries in hyperinflationary economies and for which IAS29, Financial Reporting in Hyperinflationary Economies, is applied, and finance income and expense related to non-core transactions; share of profit (loss) of investments accounted for using the equity method includes gains and losses associated with divestments and liquidations, and other fair value adjustments.
(2)    Taxes on the adjustments between IFRS Accounting Standards and core results, take into account the statutory tax rate applicable to the item based upon the jurisdiction where the adjustment is recorded. Total income tax expense on core adjustments (JPY 686.8 billion) to profit before tax was JPY 137.6 billion, resulting in an average tax rate of 20.0% on core adjustments.

Constant Exchange Rate (“CER”) Change
Constant Exchange Rate Change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating financial results in accordance with IFRS or Core (non-IFRS) financial measures for the current period using corresponding exchange rates in the same period of the previous fiscal year.
Takeda presents CER change because we believe that this measure is useful to investors to better understand the effect of exchange rates on our business and to understand how our results of operations might have changed from year to year without the effect of fluctuations in exchange rates. These are the primary ways in which our management uses these measures to evaluate our results of operations. We also believe that this is a useful measure for investors as similar performance measures are frequently used by securities analysts, investors and other interested parties in the evaluation of the results of operations of other companies in our industry (many of whom similarly present measures that adjust for the effect of exchange rates).
The usefulness of this presentation has significant limitations including but not limited to, that while CER change is calculated using the same exchange rates used to calculate financial results as presented under IFRS for the previous fiscal year, this does not necessarily mean that the transactions entered into during the relevant fiscal year could have been entered into or would have been recorded at the same exchange rates. Moreover, other companies in our industry using similarly titled measures may define and calculate those measures differently than we do and therefore such measures may not be directly comparable. Accordingly, CER change should not be considered in isolation and is not, and should not be viewed as, a substitute for change in financial results as prepared and presented in accordance with IFRS.

The following tables show our results of operations, including the year-over-year percentages changes thereto, in each case as calculated and presented in accordance with IFRS, and reconcile the CER percentage changes for each line item to such presentation.
CER Change (Reported Measures):

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER (IFRS)		CER (Non-IFRS)

	2024	2025	Amount of Change	% Change	% Change
Revenue	¥4,263.8	¥4,581.6	¥317.8	7.5%	2.9%
Cost of sales	(1,426.7)	(1,580.2)	(153.5)	10.8%	6.5%
Selling, general and administrative expenses	(1,053.8)	(1,104.8)	(50.9)	4.8%	0.6%
Research and development expenses	(729.9)	(730.2)	(0.3)	0.0%	(4.5)%
Amortization and impairment losses on intangible assets associated with products	(652.1)	(643.2)	8.9	(1.4)%	(6.0)%
Other operating income	19.4	26.2	6.8	35.3%	30.8%
Other operating expenses	(206.5)	(206.7)	(0.2)	0.1%	(3.6)%
Operating profit	214.1	342.6	128.5	60.0%	51.2%
Finance income and (expenses), net	(167.8)	(163.5)	4.2	(2.5)%	(5.7)%
Share of profit (loss) of investments accounted for using the equity method	6.5	(4.0)	(10.5)	―	―
Profit before tax	52.8	175.1	122.3	231.7%	206.4%
Income tax (expenses) benefit	91.4	(66.9)	(158.3)	―	―
Net profit for the year	144.2	108.1	(36.1)	(25.0)%	(33.1)%
Non-controlling interests	0.1	0.2	0.1	65.7%	66.3%
Net profit for the year attributable to owners of the Company	¥144.1	¥107.9	¥(36.1)	(25.1)%	(33.2)%

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER (IFRS)		CER(1) (Non-IFRS)

	2023	2024	Amount of Change	% Change	% Change
Revenue	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
Cost of sales	(1,244.1)	(1,426.7)	(182.6)	14.7%	9.8%
Selling, general and administrative expenses	(997.3)	(1,053.8)	(56.5)	5.7%	0.9%
Research and development expenses	(633.3)	(729.9)	(96.6)	15.3%	8.4%
Amortization and impairment losses on intangible assets associated with products	(542.4)	(652.1)	(109.7)	20.2%	12.2%
Other operating income	25.4	19.4	(6.0)	(23.8)%	(26.3)%
Other operating expenses	(145.2)	(206.5)	(61.3)	42.2%	34.5%
Operating profit	490.5	214.1	(276.4)	(56.4)%	(50.3)%
Finance income and (expenses), net	(106.8)	(167.8)	(61.0)	57.1%	78.3%
Share of profit (loss) of investments accounted for using the equity method	(8.6)	6.5	15.1	―	―
Profit before tax	375.1	52.8	(322.3)	(85.9)%	(84.1)%
Income tax (expenses) benefit	(58.1)	91.4	149.5	―	―
Net profit for the year	317.0	144.2	(172.8)	(54.5)%	(57.0)%
Non-controlling interests	0.0	0.1	0.1	509.7%	492.2%
Net profit for the year attributable to owners of the Company	¥317.0	¥144.1	¥(172.9)	(54.6)%	(57.0)%
___________
Note:
(1)    Starting from the quarter ended June 30, 2024, we ceased adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflation Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29. Had the methodology been used for FY2023 Reported Results with CER % change, CER changes for revenue, operating profit and net profit would have been (0.3)%, (56.8)% and (55.7)%, respectively.

CER Change (non-IFRS):

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

	2024	2025	Amount of Change	% Change	% Change
Core revenue	¥4,263.8	¥4,579.8	¥316.1	7.4%	2.8%
Core cost of sales	(1,426.3)	(1,581.8)	(155.5)	10.9%	6.6%
Core selling, general and administrative expenses	(1,053.0)	(1,105.0)	(52.1)	4.9%	0.7%
Core research and development expenses	(729.6)	(730.4)	(0.7)	0.1%	(4.4)%
Core operating profit	1,054.9	1,162.6	107.8	10.2%	4.9%
Core finance income (expenses), net	(142.0)	(140.7)	1.3	(0.9)%	(4.5)%
Core share of profit (loss) of investments accounted for using the equity method	5.9	1.1	(4.8)	(81.2)%	(82.2)%
Core profit before tax	918.8	1,023.1	104.3	11.3%	5.8%
Core income tax (expenses) benefit	(161.9)	(247.3)	(85.4)	52.7%	48.7%
Core net profit for the year	756.9	775.8	18.9	2.5%	(3.4)%
Non-controlling interests	0.1	0.2	0.1	65.7%	66.3%
Core net profit for the year attributable to owners of the Company	¥756.8	¥775.6	¥18.8	2.5%	(3.4)%

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER(1)

	2023	2024	Amount of Change	% Change	% Change
Core revenue	¥4,027.5	¥4,263.8	¥236.3	5.9%	1.5%
Core cost of sales	(1,208.4)	(1,426.3)	(217.9)	18.0%	13.0%
Core selling, general and administrative expenses	(997.3)	(1,053.0)	(55.6)	5.6%	0.8%
Core research and development expenses	(633.4)	(729.6)	(96.3)	15.2%	8.3%
Core operating profit	1,188.4	1,054.9	(133.5)	(11.2)%	(13.3)%
Core finance income (expenses), net	(126.6)	(142.0)	(15.4)	12.2%	13.9%
Core share of profit (loss) of investments accounted for using the equity method	0.2	5.9	5.7	―	―
Core profit before tax	1,062.0	918.8	(143.2)	(13.5)%	(16.0)%
Core income tax (expenses) benefit	(195.6)	(161.9)	33.7	(17.2)%	(20.2)%
Core net profit for the year	866.4	756.9	(109.5)	(12.6)%	(15.0)%
Non-controlling interests	0.0	0.1	0.1	509.7%	492.2%
Core net profit for the year attributable to owners of the Company	¥866.4	¥756.8	¥(109.6)	(12.6)%	(15.0)%
___________
Note:
(1)    Starting from the quarter ending June 30, 2024, we ceased adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflationary Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29. Had the methodology been used for FY2023 Core Results with CER % change, CER changes for core revenue, core operating profit and core net profit would have been (0.3)%, (16.0)% and (17.0)%, respectively.

Free Cash Flow and Adjusted Free Cash Flow
Takeda defines Free Cash Flow as cash flows from operating activities less acquisition of property, plant and equipment (“PP&E”). Takeda defines Adjusted Free Cash Flow as cash flows from operating activities, subtracting payments for acquisition of PP&E, intangible assets, investments (excluding debt investments classified as Level 1 in the fair value hierarchy), shares in associates and businesses, net of cash and cash equivalents acquired and other transactional payments deemed related or similar in substance thereto as well as adding proceeds from sales of PP&E, sales and redemption of investments (excluding debt investments classified as Level 1 in the fair value hierarchy), sales of shares in associates and sales of businesses, net of cash and cash equivalents divested and further adjusting for the movement of any other cash that is not available to Takeda’s immediate or general business use.
Takeda presents Free Cash Flow and Adjusted Free Cash Flow because Takeda believes that these measures are useful to investors as similar measures of liquidity are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted Free Cash Flow is also used by our management to evaluate our liquidity and our cash flows, particularly as they relate to our ability to meet our liquidity requirements and to support our capital allocation policies. Takeda also believes that Free Cash Flow and Adjusted Free Cash Flow are helpful to investors in understanding how our strategic acquisitions and divestitures of businesses contribute to our cash flows and liquidity.
The usefulness of Free Cash Flow and Adjusted Free Cash Flow to investors has significant limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they do not reflect the effect of our current and future contractual and other commitments requiring the use or allocation of capital and (iii) the addition of proceeds from sales and redemption of investments and the proceeds from sales of business, net of cash and cash equivalents divested do not represent cash received from our core ongoing operations. Free Cash Flow and Adjusted Free Cash Flow should not be considered in isolation and are not, and should not be viewed as, substitutes for cash flows from operating activities or any other measure of liquidity presented in accordance with IFRS. The most directly comparable measure under IFRS for Free Cash Flow and Adjusted Free Cash Flow is net cash from operating activities.
The following table provides a reconciliation from Net Cash from Operating Activities, the most comparable measure presented in accordance with IFRS, to Free Cash Flow and Adjusted Free Cash Flow for the fiscal year ended March 31, 2023, 2024 and 2025:

	For the Year Ended March 31,
	2023	2024	2025
	(billions of yen)
Net cash from operating activities (IFRS)	¥977.2	¥716.3	¥1,057.2
Acquisition of PP&E	(140.7)	(175.4)	(200.8)
Free cash flow (non-IFRS)	836.5	540.9	856.4
Adjustment for cash temporarily held by Takeda on behalf of third parties(1)	81.7	18.0	2.1
Proceeds from sales of PP&E	1.0	8.6	0.1
Acquisition of intangible assets(2)	(493.0)	(305.3)	(147.0)
Acquisition of option to license	—	—	(31.8)
Acquisition of investments(3)	(10.2)	(6.8)	(17.4)
Proceeds from sales and redemption of investments	22.3	8.0	29.4
Acquisition of shares in associates	—	—	(1.0)
Proceeds from sales of shares in associates	—	—	57.7
Proceeds from sales of business, net of cash and cash equivalents divested	8.0	20.0	20.6
Adjusted free cash flow (non-IFRS)	¥446.2	¥283.4	¥769.0
___________
Notes:
(1)    Adjustment for cash temporarily held by Takeda on behalf of third parties refers to changes in cash balances that are temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program, which are not available to Takeda’s immediate or general business use.
(2)    Proceeds from sale of intangible assets are included in net cash from operating activities, except certain immaterial transactions.
(3)    Acquisition of JPY 80.1 billion debt investments classified as Level 1 in the fair value hierarchy is excluded for the period ended March 31, 2025.

EBITDA and Adjusted EBITDA
Takeda defines EBITDA as consolidated net profit before income tax expenses, depreciation and amortization and net interest expense. Takeda defines Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating income and expenses (excluding depreciation, amortization and other miscellaneous non-cash expenses), finance income and expenses (excluding net interest expense), our share of loss (profit) of investments accounted for using the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs.
Takeda presents EBITDA and Adjusted EBITDA because Takeda believes that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Primarily, Adjusted EBITDA is used by Takeda for the purposes of monitoring its financial leverage. See “Item 5.B Liquidity and Capital Resources — Supplemental Discussion of Financial Leverage (Adjusted Net Debt to Adjusted EBITDA Ratio) (Non-IFRS Measure)” and “—Adjusted Net Debt/Adjusted EBITDA Ratio” below. Takeda further believes that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.
The usefulness of EBITDA and Adjusted EBITDA to investors has significant limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) they exclude financial information and events, such as the effects of an acquisition, or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or may not exclude all items which investors may not consider important for such understanding. EBITDA and Adjusted EBITDA should not be considered in isolation and are not, and should not be viewed as, substitutes for operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. The most closely comparable measure presented in accordance with IFRS is net profit for the year.
The following table provides a reconciliation from net profit to EBITDA and Adjusted EBITDA for the fiscal years ended March 31, 2024 and 2025:

	For the Year Ended March 31,
	2024	2025
	(billions of yen)
Net profit for the year (IFRS)	¥144.2	¥108.1
Income tax expenses (benefit)	(91.4)	66.9
Depreciation and amortization	728.0	761.4
Interest expense, net	108.2	117.7
EBITDA (non-IFRS)	889.0	1,054.2
Impairment losses	150.0	106.5
Other operating expense (income), net, excluding depreciation, amortization and other miscellaneous non-cash expenses	162.2	163.2
Finance expense (income), net, excluding interest income and expense, net	59.5	45.8
Share of loss (profit) on investments accounted for under the equity method	(6.5)	4.0
Other adjustments(1)	65.6	67.3
Adjusted EBITDA (non-IFRS)	¥1,319.9	¥1,441.0
___________
Note:
(1)    Other adjustments include adjustments for non-cash equity-based compensation expense, other one-time non-cash expenses and adjustments for EBITDA from divested products, including the JPY 1.7 billion of non-cash revenue adjustment related to the asset sale to Teva for FY2024, which are removed as part of Adjusted EBITDA.

Adjusted Net Debt/Adjusted EBITDA Ratio
Takeda defines Net Debt as the book value of bonds and loans on consolidated statements of financial position adjusted only for cash and cash equivalents and Adjusted Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of prior 12-month average exchange rates for non-JPY debt outstanding at the beginning of the period and the use of relevant spot rates for new non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period, which reflects the methodology our management uses to monitor our leverage, and (ii) the “equity credit” applied to Takeda’s “hybrid” subordinated indebtedness by S&P Global Rating Japan in recognition of the equity-like features of those instruments pursuant to such agency’s ratings methodology. To calculate Adjusted Net Debt, Takeda deducts from this figure cash and cash equivalents, excluding cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
Takeda presents Net Debt and Adjusted Net Debt because Takeda believes that these measures are useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents and, in conjunction with Adjusted EBITDA, to monitor our financial leverage (for the avoidance of doubt, Adjusted Net Debt and the ratio of Adjusted Net Debt to Adjusted EBITDA are not intended to be indicators of Takeda’s liquidity). Takeda also believes that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Particularly following the acquisition of Shire, investors, analysts and, in particular, ratings agencies, have closely monitored Takeda’s leverage, as represented by the ratio of its Adjusted Net Debt to Adjusted EBITDA. In light of the weight given by ratings agencies in particular to this ratio, Takeda believes that such information is useful to investors to help understand not only Takeda’s financial leverage, but also how ratings agencies evaluate the level of financial leverage in evaluating Takeda’s quality of credit. Accordingly, as described below, Takeda includes an adjustment to its Adjusted Net Debt to reflect the “equity credit” afforded to certain of its subordinated indebtedness by ratings agencies (such indebtedness does not qualify for treatment as equity under IFRS).
The usefulness of Adjusted Net Debt to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) it does not reflect the amounts of interest payments to be paid on Takeda’s indebtedness, (iii) it does not reflect any restrictions on Takeda’s ability to prepay or redeem any of our indebtedness, (iv) it does not reflect any fees, costs or other expenses that Takeda may incur in converting cash equivalents to cash, in converting cash from one currency into another or in moving cash within our consolidated group, (v) it applies to gross debt an adjustment for average foreign exchange rates which, although consistent with Takeda’s financing agreements, does not reflect the actual rates at which Takeda would be able to convert one currency into another and (vi) it reflects an equity credit despite the fact that Takeda’s subordinated bonds are not eligible for equity treatment under IFRS, although Takeda believes this adjustment to be reasonable and useful to investors. Adjusted Net Debt should not be considered in isolation and is not, and should not be viewed as, a substitute for bonds and loans or any other measure of indebtedness presented in accordance with IFRS. The most directly comparable measures under IFRS for Net Debt is bonds and loans.
Takeda’s ratio of Adjusted Net Debt to Adjusted EBITDA as of the dates shown was as follows.

	For the Year Ended March 31,
	2024		2025
	(billions of yen, except for ratios)
Adjusted net debt	¥(4,091.3)		¥(3,975.5)
Adjusted EBITDA	1,319.9		1,441.0
Adjusted net debt to adjusted EBITDA ratio	3.1	x	2.8	x

The following table provides a reconciliation from bonds and loans to Adjusted Net Debt as of March 31, 2024 and 2025:

	For the Year Ended March 31,
	2024	2025
	(billions of yen)
Non-current portion of bonds and loans (IFRS)	¥(4,476.5)	¥(3,966.3)
Current portion of bonds and loans (IFRS)	(367.3)	(548.9)
Bonds and loans (IFRS)	(4,843.8)	(4,515.3)
Cash and cash equivalents (IFRS)	457.8	385.1
Net debt (non-IFRS)	(4,386.0)	(4,130.2)
Cash temporarily held by Takeda on behalf of third parties(1)	(107.8)	(105.8)
Level 1 debt investments(1)	—	79.3
Foreign exchange adjustment(2)	152.5	(68.9)
Application of equity credit(3)	250.0	250.0
Adjusted net debt (non-IFRS)	¥(4,091.3)	¥(3,975.5)
___________
Notes:
(1)    Adjustments related to cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, which is not available to Takeda’s immediate or general business use, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
(2)    Foreign exchange adjustment refers to change from the month-end rate to the average rate used for calculation of debt denominated in currencies other than Japanese yen to match the calculation of Adjusted EBITDA (which is calculated based on average rates). New non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period are translated to JPY at relevant spot rates as of the relevant date.
(3)    Application of equity credit includes JPY 250.0 billion reduction in debt due to a 50% equity credit applied to JPY 500.0 billion principal amount of our hybrid (subordinated) bonds and loans by S&P Global Rating Japan, given that those instruments qualify for certain equity credit for leverage purposes.

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
Milano Furuta has been Takeda’s Chief Financial Officer since April 2024. He was appointed as a Director in June 2024. Mr. Furuta joined Takeda in 2010 and has worked on various projects in corporate strategy, corporate development, and post-merger integration in Japan and Switzerland. He managed the Diabetes Business Unit in Mexico and served as General Manager in Sweden. He went on to serve as Corporate Strategy Officer and Chief of Staff in Japan for two years and President, Japan Pharma Business Unit for three years before his appointment to CFO. Prior to joining Takeda, Mr. Furuta worked as an equity research analyst at Taiyo Pacific Partners L.P. in the United States. He began his career in banking and private equity investment at The Industrial Bank of Japan, Limited (currently Mizuho Financial Group, Inc.) in Japan, where he was involved with several types of financial transactions, including leveraged buyouts and debt restructuring.
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
Masami Iijima served as External Director who is a member of the Audit and Supervisory Committee of Takeda from June 2021 to June 2022, and was appointed External Director of Takeda and Chair of the Board of Directors in June 2022. Mr. Iijima currently also serves as Counselor of Mitsui & Co., Ltd., External Director of SoftBank Group Corp., Counsellor at Bank of Japan and External Director of Kajima Corporation. Mr. Iijima started his career at Mitsui & Co., Ltd. in April 1974. At Mitsui & Co., Ltd., he served in several senior leadership positions including Chairman of the Board of Directors and Representative Director, President and Chief Executive Officer.
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
Steven Gillis has been an External Director with Takeda since January 2019. Prior to his appointment, he was an External Director of Shire plc. He also currently holds the positions of Managing Director at ARCH Venture Partners. Dr. Gillis previously served as External Director and Chairman at Codiak BioSciences, Inc. and VBI Vaccines, Inc. He was a founder and Director of Corixa Corporation, acquired by GlaxoSmithKline in 2005, and before that a founder and Director of Immunex Corporation.
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
John Maraganore was appointed External Director of Takeda in June 2022. He currently also holds External Directorships at Beam Therapeutics, Inc., and Kymera Therapeutics, Inc. He previously served as Senior Vice President and Strategic Product Development at Millennium Pharmaceuticals, Inc., Director and CEO of Alnylam Pharmaceuticals, Inc., External Director at ProKidney Corporation and Chairperson of Biotechnology Innovation Organization.
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
Jean-Luc Butel served as External Director and member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019, and as External Director who is a not member of the Audit and Supervisory Committee of Takeda from June 2019 to June 2024. He was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2024. He currently also serves as Global Healthcare Advisor, President of K8 Global Pte. Ltd., and External Director of Rani Therapeutics. Mr. Butel previously served as External Director of Novo Holdings A/S, President, International, Corporate Vice President and Operating Committee Member of Baxter International Inc. and has held leadership positions at Medtronic, Inc., Johnson & Johnson, Becton, Dickinson and Company and Nippon Becton Dickinson Company, Ltd.
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
_____________
Notes:
(1)The term of office for Directors who are not members of the Audit and Supervisory Committee is from the end of the annual general meeting of shareholders for the fiscal year ended March 31, 2025 through the end of the annual general meeting of shareholders for the fiscal year ending March 31, 2026.
(2)The term of office for Directors who are also Audit and Supervisory Committee members is two years. The term of office for these Directors who are also Audit and Supervisory Committee members is from the end of the annual general meeting of shareholders for the fiscal year ended March 31, 2024 through the end of the annual general meeting of shareholders for the fiscal year ending March 31, 2026.

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
Teresa Bitetti is President of Global Oncology Business Unit and a member of Takeda Executive Team of Takeda Pharmaceutical Company Limited, where she oversees a global portfolio of therapies targeting gastrointestinal, thoracic and hematological cancers. In this role, Ms. Bitetti leads all aspects of Takeda’s multi-billion-dollar oncology business, with major markets in the US, Europe and Japan.

With a proven track record in product development, launch excellence and successful commercialization, Ms. Bitetti is recognized for her ability to drive product growth in both emerging and mature markets. Her leadership has been instrumental in launching blockbuster medicines and in inspiring and mobilizing teams to deliver exceptional performance. Ms. Bitetti’s commercial expertise and experience building and accelerating pipelines has consistently delivered value for patients.

Since joining Takeda, she has led the launch of a medicine for patients with previously treated metastatic colorectal cancer and secured approvals for Takeda Oncology therapies in new indications in lymphoma, leukemia and lung cancer. Her strategic vision has strengthened Takeda’s oncology portfolio through the execution of impactful business development partnerships and close collaboration with R&D to translate scientific discoveries into meaningful therapies.

Before joining Takeda, Ms. Bitetti was Senior Vice President and Head of Worldwide Oncology Commercialization at Bristol Myers Squibb (BMS). At BMS, she was pivotal in launching the blockbuster lung cancer treatment Opdivo, accelerating the oncology pipeline and developing the long-term strategy for the immuno-oncology portfolio. Her experience at BMS also included leadership roles in infectious diseases and neuroscience, where she successfully launched the blockbuster medicine Abilify. While at BMS, she served as Senior Vice President and Head of U.S. Oncology, President and General Manager of BMS Canada and Worldwide Head of BMS Virology. Prior to BMS, Ms. Bitetti was part of the Capital Markets Group at Mobil Oil Corporation, overseeing the investment of Mobil's worldwide pension assets.

In addition to her role at Takeda, Ms. Bitetti serves on the Board of Directors for Osmol Therapeutics, which is focused on developing a treatment to prevent chemotherapy-induced peripheral neuropathy and for Aura Biosciences, which is focused on leveraging a novel targeted oncology platform, with an initial focus on ocular and urologic oncology.

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
Julie Kim is President of U.S. Business Unit and U.S. Country Head and a member of Takeda Executive Team of Takeda Pharmaceutical Company Limited. The U.S. Business Unit portfolio encompasses gastroenterology, neuroscience, plasma-derived therapies and rare diseases.

Ms. Kim joined Takeda in 2019 through the acquisition of Shire, where she held several diverse roles with increasing responsibility. She became President of Plasma-Derived Therapies Business Unit, the position she occupied until April of 2022, when she became President of U.S. Business Unit and U.S. Country Head.

With three decades working in health care and leadership positions at global, regional, country and functional levels, Ms. Kim’s experiences have spanned a variety of therapeutic areas, international market access, country and regional general management, marketing and emerging market development.

Ms. Kim is known for strong, collaborative and inclusive leadership style that enables Takeda to meet the needs of the people Takeda serves while driving innovations that will improve patients’ lives. Her global outlook, a result of having worked in many countries in Europe, Asia and Latin America, as well as having lived in the U.K., Switzerland and the U.S., has helped her foster diverse teams to enable inclusive decision-making that keeps the patient at the center.

A committed community leader, she participated in the Massachusetts Governor’s Economic Development Planning Council in 2023 as the lead for the Life Sciences working group to advise the administration on how the life sciences industry can continue to drive economic growth for the state. She was also appointed by the Mayor of Boston to the Board of Trustees of the Boston Public Library, one of the most iconic and respected institutions in the city. Further, she is a member of the Council of Korean Americans and serves on the boards of the Pharmaceutical Research and Manufacturers of America (PhRMA) and Croda International.

Ms. Kim earned an MBA from the J. L. Kellogg Graduate School of Management at Northwestern University and a bachelor’s degree in economics from Dartmouth College.

On January 30, 2025, our board of directors unanimously resolved to appoint Ms. Kim as the successor to Christophe Weber, president, chief executive officer (CEO) and representative director, upon Mr. Weber’s retirement from Takeda, expected in June 2026. Ms. Kim will also be proposed as a candidate for election to our board of directors at the annual general meeting of shareholders to be held in June 2026.

In addition, effective August 1, 2025, Ms. Kim will assume responsibility on an interim basis for overseeing the Global Portfolio Division, following the retirement of Ms. Sequeira and is currently expected to transition responsibility for overseeing the U.S. Business Unit later this year.

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

Mr. Nakagawa will retire as Global General Counsel, effective June 30, 2025. Natalie Furney, currently Global General Counsel Elect, will become Global General Counsel effective July 1, 2025. Ms. Furney joined Takeda in April 2025, having previously served as Senior Vice President and Deputy General Counsel at Eli Lilly and Company and is also serving as a member of the Takeda Executive Team during her transition period.

Takako Ohyabu (August 26, 1979)	Chief Global Corporate Affairs & Sustainability Officer
Takako Ohyabu is Chief Global Corporate Affairs & Sustainability Officer overseeing global corporate communications, global corporate social responsibility, global public affairs, global security & crisis management, health data partnerships and global sustainability for Takeda Pharmaceutical Company Limited.

Prior to joining Takeda, Ms. Ohyabu led Global Corporate Communications at Nissan Motor Corporation. Before that she was with General Electric (GE) Company managing corporate communications for a variety of industries building the GE corporate brand in both developed and emerging markets.

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
Ramona Sequeira is a member of Takeda Executive Team and President of Global Portfolio Division of Takeda Pharmaceutical Company Limited where she leads Takeda’s Regional Business Units across Europe and Canada, Growth and Emerging Markets, and China – as well as Takeda’s Global Vaccine Business Unit and Global Medical and Global Product and Launch Strategy functions.

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

Effective July 31, Ms. Sequeira will retire from Takeda, after which Ms. Kim will oversee the Global Portfolio Division on an interim basis.

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

Ms. Shannon has more than 25 years of industry experience in quality, compliance, assurance and R&D, including work with Teva Pharmaceuticals and Pinewood Healthcare.

She holds a master’s degree in pharmaceutical manufacturing technology and a bachelor’s degree in good manufacturing practice (GMP).

Thomas Wozniewski, Ph.D. (July 26, 1962)	Global Manufacturing and Supply Officer
Thomas Wozniewski serves as Global Manufacturing & Supply Officer and Country Head of Switzerland and as a member of Takeda Executive Team of Takeda Pharmaceutical Company Limited.

Dr. Wozniewski joined Takeda in this role in July 2014. Since then, he has focused on the technological and digital transformation and the implementation of a continuous improvement culture within the global network of more than 25 manufacturing sites.

Prior to joining Takeda, Dr. Wozniewski gained more than 25 years of experience in the pharmaceutical industry, holding senior leadership roles in manufacturing, quality and supply-chain management at Bayer Consumer Care Switzerland, Bayer Healthcare AG, Schering AG and Boehringer Ingelheim in Germany.

Outside of Takeda, Dr. Wozniewski is member of the Pharmaceutical Manufacturing Forum, which facilitates the exchange of technical operations and supply leaders from key global research and development based pharmaceutical companies.

Dr. Wozniewski holds a doctorate degree in pharmaceutical biology from the University of Regensburg, Germany.

B. Compensation
The following table provides information about our Internal Directors’ compensation on an individual basis in the fiscal year ended March 31, 2025.

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Basic compensation	Performance-based compensation		Restricted Stock Unit awards(1)	Other
				Annual bonus	Performance Share Unit awards(1)
Christophe Weber (Director)	¥2,160	Takeda Pharmaceutical Company Limited	¥ 255(3)	¥ 309	¥ 574(4)	¥ 401(4)	¥ —
		Takeda Pharmaceuticals U.S.A., Inc.(2)	82	184	183(5)	173(5)	—
Andrew S. Plump (Director)	1,195	Takeda Pharmaceutical Company Limited	12	—	—	—	—
		Takeda Development Center Americas, Inc.(6)	190	323	351(7)	270(7)	49(8)
Milano Furuta (Director)	303	Takeda Pharmaceutical Company Limited(9)	88(10)	144	31(11)	39(11)	—
Costa Saroukos (Director)(12)	289	Takeda Pharmaceutical Company Limited	59(13)	—	151(14)	79(14)	—
_____________
Notes:
(1)Compensation expense related to Performance Share Unit awards and Restricted Stock Unit awards are recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2025.
(2)Shows the salary and annual bonus earned as Head of Global Business of Takeda Pharmaceuticals U.S.A., Inc.
(3)Basic compensation includes the grossed-up amount paid for residence and pension allowances etc. for the relevant officer (JPY 117 million).
(4)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2021-2024.
(5)The amount recognized as an expense during the fiscal year for the stock incentive plan (the Long-Term Incentive Plan for Company Group Employees Overseas (LTIP)) grants awarded in fiscal years 2023-2024.
(6)Shows the salary and other amounts earned as the President, Research and Development of Takeda Development Center Americas, Inc.
(7)The amount recognized as an expense during the fiscal year for the stock incentive plan (the Long-Term Incentive Plan for Company Group Employees Overseas (LTIP)) grants awarded in fiscal years 2021-2024.
(8)Amounts of local retirement plan contributions and other additional benefits paid by Takeda Development Center Americas, Inc. during the fiscal year, as well as the amount equal to taxes on such amounts.
(9)Compensation granted to or earned by Milano Furuta before appointment as a Director is not included.
(10)Basic compensation includes the amount paid for pension allowance etc. for the relevant officer. (JPY 5 million)
(11)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal year 2024.
(12)Costa Saroukos retired at the close of 148th General Meeting of Shareholders held on June 26, 2024.
(13)Basic compensation includes the grossed-up amount paid for residence, pension allowances, and educational allowances etc. for the relevant officer. (JPY 25 million).
(14)The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2021-2023.
(15)In addition to the above, expenses of Performance Share Unit awards and Restricted Stock Unit awards under the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2021-2022 for Masato Iwasaki, who retired at the close of 147th General Meeting of Shareholders held on June 28, 2023, were recognized as JPY 26 million and JPY 9 million respectively during the fiscal year.

The following table provides information about our External Directors’ compensation on an individual basis in the fiscal year ended March 31, 2025.

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Basic compensation	Performance-based compensation		Restricted Stock Unit awards(1)	Other(2)
				Annual bonus	Performance Share Unit awards
Masami Iijima (Director)	¥43	Takeda Pharmaceutical Company Limited	¥24	¥—	¥—	¥19	¥—
Ian Clark (Director)	50	Takeda Pharmaceutical Company Limited	19	—	—	19	11
Steven Gillis (Director)	50	Takeda Pharmaceutical Company Limited	19	—	—	19	11
Emiko Higashi (Director)	51	Takeda Pharmaceutical Company Limited	22	—	—	19	9
John Maraganore (Director)	43	Takeda Pharmaceutical Company Limited	19	—	—	19	5
Michel Orsinger (Director)	53	Takeda Pharmaceutical Company Limited	19	—	—	19	15
Miki Tsusaka (Director)	38	Takeda Pharmaceutical Company Limited	19	—	—	19	—
Koji Hatsukawa (Director who is an Audit and Supervisory Committee Member)	43	Takeda Pharmaceutical Company Limited	23	—	—	19	—
Jean-Luc Butel (Director who is an Audit and Supervisory Committee Member)	51	Takeda Pharmaceutical Company Limited	21	—	—	19	11
Yoshiaki Fujimori (Director who is an Audit and Supervisory Committee Member)	40	Takeda Pharmaceutical Company Limited	21	—	—	19	—
Kimberly A. Reed (Director who is an Audit and Supervisory Committee Member)	46	Takeda Pharmaceutical Company Limited	21	—	—	19	5
Olivier Bohuon(3) (Director)	37	Takeda Pharmaceutical Company Limited	3	—	—	3	30
_____________
Notes:
(1)Compensation expense related to Restricted Stock Unit awards are recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2025.
(2)The amounts represent expenses for adjustments on compensation, paid to External Directors residing outside of Japan, to account for the impact of foreign exchange rates.
(3)Olivier Bohuon passed away on May 5, 2024 and his term as director terminated on the same date.

Share-based Compensation Payments
We maintain certain share-based compensation payment plans for the benefit of our directors and certain of our employees. In the fiscal years ended March 31, 2023, 2024 and 2025, we recorded total compensation expense related to our share-based payment plans of JPY 61.0 billion. JPY 71.5 billion and JPY 73.6 billion, respectively, in our consolidated statements of profit or loss. For detailed information about our share-based compensation plans, including our stock option plan, stock incentive plan, phantom stock appreciation rights and restricted stock units, see Note 28 to our audited consolidated financial statements.
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
1.Guiding Principles
The following are the guiding principles of the Company's compensation system for Directors to achieve our management objectives under the corporate governance code:
    To attract, retain and motivate managerial talent to realize our Vision
    To increase corporate value through optimization of the Company’s mid- and long-term performance, while reinforcing our patient first values
    To be closely linked with company performance, highly transparent and objective
    To support a strong alignment with the interests of shareholders and enhance a shareholder-oriented management perspective
    To encourage Directors’ spirit of challenge aligned with the values of Takeda-ism, perseverance
    To establish transparent and appropriate governance of Directors' compensation to establish the credibility with, and the support of, our stakeholders

2.Level of Compensation
We aim to be competitive in the global marketplace to attract and retain talent who will contribute to Takeda's continued transformation into a Global, Values-based, R&D-driven Biopharmaceutical Leader.
Directors' compensation is intended to be competitive in the global market consisting of major global companies. Specifically, the global market data we monitor includes compensation data from major global pharmaceutical companies with which we compete, and from other major companies in Japan, the U.S. and Switzerland.

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
Both Bonus and Long-term incentives represent a significantly higher proportion of Total Director Compensation putting Internal Directors' pay at risk in alignment with the Company's performance. The ratio of Long-term Incentives is particularly high within Performance-based Compensation in order to ensure the alignment of the interests of Internal Directors and shareholders and drive mid-term and long-term company value creation. The targets range from 100%-250% of Base Salary for "Bonus" and range from 200% to 600% of Base Salary for "Long-term Incentive", reflecting the market practices of global companies.

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

Annual Performance Share Unit Awards
Performance Share Unit awards, which fall under Performance-based Compensation, will be linked to the latest mid- to long- term key performance indicators (KPIs) over a three-year performance period. KPIs are intended to be transparent and objective and may include top line revenues, cash flow, indicators on profit, R&D metrics, and other performance factors. The payout range for Performance Share Unit awards is from 0% to 200% (100% at target), based on performance achievement. For Long-term Incentive awarded in 2019 and after, a two year holding period will be mandated, and this includes Restricted Stock Unit awards if and when shares become vested.

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
For other Internal Directors that have divisional responsibilities, 75% of their annual bonus opportunity is linked to the achievement of the specified Corporate KPI(s) to drive their commitment to group-wide goals, while 25% is linked to the achievement of the division KPI.

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

•Whole Picture of Director's Compensation
1. Includes Special Performance Share Unit awards
2. Varies from 0% to 200% in accordance with the achievement of KPIs, which may include top line revenues, indicators on profit, and other performance factors established for a single fiscal year
3. Varies from 0% to 200% in accordance with the achievement of KPIs, which may include top line revenues, cash flow, indicators on profit, R&D metrics, and other performance factors over a three-year performance period
4. During term of office
5. Vest and paid three years after the award date of the base points used for the calculation are granted

5.Compensation Governance
5-1. Compensation Committee
The Compensation Committee, with all the Committee members being External Directors, has been established to serve as an advisory body for the Board of Directors to ensure the appropriateness of Directors' compensation and the transparency in its decision-making process. The level of compensation, compensation mix and performance-based compensation (Long-term Incentives and Bonus programs) for Directors are reviewed by the Compensation Committee before resolution by the Board of Directors. The Company delegated to the Compensation Committee, by resolution of the Board of Directors, the authority to determine Internal Directors' individual compensation in order to ensure objectivity and transparency in the decision making process. In order to enhance transparency of the Company’s corporate governance, the Company has externally disclosed the Compensation Committee Charter as a part of the Company's corporate governance documents.
The Director's Compensation Policy may continue to evolve and be revised to guide the development of compensation programs that align with Directors' accountabilities and responsibilities, shareholder value creation and Takeda-ism.
5-2. Recoupment Policy
The Compensation Committee and Board of Directors adopted a clawback policy in 2020 and amended that policy in 2023. The amended policy provides that, in the event of a restatement of financial results, Takeda will, in accordance with SEC and NYSE rules, recover from its executive officers any erroneously paid incentive compensation, which consists of incentive-based compensation for the applicable recovery period that would not have been granted absent the restatement (i.e., mandatory clawbacks). In addition, in the event of a restatement and/or significant misconduct, the independent External Directors may require Takeda to recoup additional incentive and other contingent compensation. This would include all or a portion of the incentive and other contingent compensation received by any Internal Director, any other member of the TET, and any other individual designated by the independent External Directors, within the fiscal year, and the three (3) prior fiscal years preceding the date of the Board of Directors’ determination of the restatement or the date that independent External Directors determines that significant misconduct occurred, as applicable. The amended policy became effective on October 2, 2023 and, with respect to mandatory clawbacks in the event of a restatement, applies to incentive compensation beginning in the fiscal year ended March 31, 2024.

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
As of the date of this annual report, Mr. Koji Hatsukawa, Mr. Jean-Luc Butel, Mr. Yoshiaki Fujimori and Ms. Kimberly A. Reed are appointed as the Audit and Supervisory Committee members.
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
Nomination Committee and Compensation Committee
We also have voluntarily established a Nomination Committee and a Compensation Committee as advisory committees of the board of directors. All members of each Committee must be External Directors. Furthermore, at least one director who is an Audit and Supervisory Committee member must be assigned to each committee and each committee must be chaired by an external director. As of the date of this annual report, the Nomination Committee consists of one external director who serves as chairperson, and five other external directors. One Internal Director attends the Nomination Committee as an observer. The Compensation Committee consists of one external director who serves as chairperson, and four other external directors. Together, the committees serve to ensure transparency and objectivity in decision-making relating to personnel matters for directors (including appropriate standards and procedures for appointment and reappointment and establishing and administering appropriate succession plans) and the compensation system (including appropriate levels of compensation for the directors, appropriate performance targets within the bonus system for directors and appropriate bonuses based on business results). Also, by resolution of the board of directors, the authority to decide the amount of individual remuneration of Internal Directors is delegated to the Compensation Committee, through which we have realized a more transparent process in determining individual remuneration.
As of the date of this annual report, Mr. Masami Iijima (Chairperson), Dr. Steven Gillis, Ms. Emiko Higashi, Mr. Michel Orsinger, Mr. Jean-Luc Butel and Mr. Yoshiaki Fujimori are appointed as the Nomination Committee members, and Mr. Christophe Weber is appointed as an observer. Ms. Emiko Higashi (Chairperson), Dr. John Maraganore, Mr. Michel Orsinger, Ms. Miki Tsusaka and Ms. Kimberly A. Reed are appointed as the Compensation Committee members.

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
D. Employees
As of March 31, 2023, 2024 and 2025, we had 49,095, 49,281 and 47,455 employees on a consolidated basis, respectively. These numbers of employees represent the number of permanent employees excluding temporary employees and were calculated on a full-time equivalent basis. The following table shows our employees by geographic locations.

As of March 31, 2025
Japan	United States	Europe and Canada	Other	Total
4,932	20,955	14,012	7,555	47,455
We have concluded a collective bargaining agreement with the Takeda Pharmaceutical Workers Union, through which we have established sound relations with our employees in Japan. We hold regular dialogues with the union concerning, among other issues, conditions of employment and human resources practices. Similarly, all of our group companies hold discussions with their respective workers unions and employee representatives in accordance with local laws. We have an employee stock ownership association for employees of Takeda in Japan.

E. Share Ownership
The following table shows the number of shares as of March 31, 2025 owned by directors of the Company as of the date of this annual report.
Directors

Name	Number of shares held (Number of shares to be provided)(1)	Number of ADSs held (Number of ADSs to be provided)(2)
Christophe Weber	914,100	15,398
	(700,616)	(456,506)
Milano Furuta	17,800	—
	(81,822)	(—)
Andrew Plump	—	425,849
	(—)	(828,870)
Masami Iijima	3,300	—
	(13,965)	(—)
Ian Clark	—	2,096
	(16,321)	(—)
Steven Gillis	—	8,257
	(16,321)	(—)
Emiko Higashi	5,000	—
	(20,497)	(—)
John Maraganore	—	—
	(13,965)	(—)
Michel Orsinger	—	—
	(20,497)	(—)
Miki Tsusaka	—	—
	(8,844)	(—)
Koji Hatsukawa	13,600	—
	(18,483)	(—)
Jean-Luc Butel	—	—
	(20,497)	(—)
Yoshiaki Fujimori	16,000	—
	(18,483)	(—)
Kimberly A. Reed	—	1,375
	(13,965)	(—)
Total	969,800	452,975
	(964,276)	(1,285,376)
_____________
Notes:
(1)The number of shares held represents the number of ordinary shares held as of March 31, 2025. The number of shares to be provided includes the number of ordinary shares vested but undelivered and scheduled to be vested, including those granted to directors based outside of Japan that will be converted to ADSs for settlement following vesting, under the Board Incentive Plan (“BIP”). The number of shares to be provided pursuant to the BIP and the Employee Stock Ownership Plan (“ESOP”) are comprised of Restricted Stock Unit awards (“RSU awards”) and PSU awards. RSU awards vest one third each year over a three-year period and PSU awards vest three years from the date of grant. Included PSU awards to be vested in the future years represent the total number of shares to be issued assuming that relevant targets are met at the 100% level; the actual number of shares issued may be fewer or greater depending on the level at which targets are met. If there are Performance Share Unit awards (“PSU awards”) vested after March 31, 2025, the number of such shares to be provided has been adjusted to the results of KPI. In addition, with regard to the Company's shares to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each Director.
(2)The number of ADSs held represents the number of American Depositary Shares held as of March 31, 2025 and is rounded to the nearest whole number. Each ADS represents one half of an ordinary share. The number of ADSs to be provided includes the number of American Depositary Shares vested but undelivered and scheduled to be vested under Long-Term Incentive Plan for Company Group Employees Overseas (“LTIP”). The number of ADSs to be provided pursuant to the LTIP is comprised of RSU awards and PSU awards. RSU awards vest one third each year over a three-year period and PSU awards vest three years from the date of grant. Included PSU awards to be vested in the future years represent the total number of ADSs to be issued assuming that relevant targets are met at the 100% level; the actual number of ADSs issued may be fewer or greater depending on the level at which targets are met. If there are PSU awards vested after March 31, 2025, the number of such ADSs to be provided has been adjusted to the results of KPI. In addition, with regard to the ADSs to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each Director.
Each of our directors held less than one percent of our total issued shares as of March 31, 2025. Shares held by directors have equal voting rights as common stock held by other holders.
For detailed information about our share-based compensation plans, including BIP and LTIP, see Note 28 to our audited consolidated financial statements.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth the number of shares held of record by each of our principal shareholders as well as the percentage of our issued shares held by each of our principal shareholders as of March 31, 2025.

Shareholder	Number of shares held of record	Percentage of issued shares(1)
	(thousands, except percentages)
The Master Trust Bank of Japan, Ltd. (Trust account)	278,204	17.62%
Custody Bank of Japan, Ltd. (Trust account)	93,117	5.90
The Bank of New York Mellon as depositary bank for depositary receipt holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	61,745	3.91
State Street Bank West Client-Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	33,923	2.15
SMBC Nikko Securities Inc.	30,424	1.93
JP Morgan Chase Bank 385632 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	30,117	1.91
State Street Bank And Trust Company 505001 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	26,667	1.69
Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.)	24,752	1.57
JP Morgan Securities Japan Co., Ltd.	23,082	1.46
JP Morgan Chase Bank 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	22,172	1.40
Total	624,204	39.53%
___________
Note:
(1)Percentage of issued shares excludes treasury stock held as of March 31, 2025. As of March 31, 2025, we held 17,299,963 shares of common stock as treasury stock, which include 11,734,484 shares held by us, 5,565,479 shares held in trust for our stock-based compensation plans and no shares held by equity-method affiliates. The total number of issued shares, less treasury stock, used to calculate percentages in the above table include such shares held in trust.
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
According to an amendment to the Report of Substantial Shareholding (tairyo hoyu hokokusho) filed with the Director of the Kanto Local Finance Bureau on April 17, 2025, affiliates of BlackRock, Inc. beneficially owned 134,171,730 shares of our common stock, representing 8.43% of our outstanding shares of common stock. However, we have not confirmed the status of these shareholdings as of the date of this annual report.
As of March 31, 2025, there were 386 holders of record of our common stock with addresses in the U.S., whose shareholdings represented approximately 17% of our outstanding common stock on that date. One such shareholder was The Bank of New York Mellon as depositary for holders of ADSs, which held 61,745 thousand shares, or 3.91% of the total number of shares in issue, as of March 31, 2025. Because some of these shares were held by brokers or other nominees, the number of holders of record with addresses in the U.S. might not fully reflect the number of beneficial owners in the U.S.
To the extent known to us, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly.
To our knowledge, there are no arrangements, which may at a subsequent date result in a change in control of us.
B. Related Party Transactions
From time to time, we enter into agreements and engage in transactions with our related parties, within the meaning of Item 7.B of Form 20-F, in the ordinary course of our business. For the fiscal year ended March 31, 2025, such transactions included, but were not limited to, R&D-related services agreements, charitable donations and equity investments transactions. The terms and conditions of our related party transactions are consistent with third-party transactions and reflect market prices. Takeda does not consider the amounts involved in these transactions to be material to its business.
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
Dividends
Takeda’s policy in the allocation of capital is as follows:
• Invest in growth drivers; and
• Shareholder returns.
With respect to "Invest in growth drivers", Takeda makes strategic investments in internal and external opportunities to enhance its pipeline, new product launches, and plasma-derived therapies. With regard to "Shareholder returns", Takeda has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate.
As noted above, the return of capital to shareholders is one of the focus areas for our management, and we believe our dividend policy is an important tool for accomplishing our goals.
The following table sets forth the dividends paid with respect to each of our fiscal years indicated.

Dividends declared and paid	JPY (billions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2022, to March 31, 2023
Q1 2022	¥140.4	¥90.00	March 31, 2022	June 30, 2022
Q3 2022	140.5	90.00	September 30, 2022	December 1, 2022
April 1, 2023, to March 31, 2024
Q1 2023	140.5	90.00	March 31, 2023	June 29, 2023
Q3 2023	148.0	94.00	September 30, 2023	December 1, 2023
April 1, 2024, to March 31, 2025
Q1 2024	148.0	94.00	March 31, 2024	June 27, 2024
Q3 2024	155.9	98.00	September 30, 2024	December 2, 2024
Dividend declared for which the effective date falls in the following fiscal year are as follows:

Dividends declared	JPY (billions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2025, to March 31, 2026
Q1 2025	¥154.8	¥98.00	March 31, 2025	June 26, 2025

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
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of March 31, 2025, our authorized share capital consisted of 3,500,000,000 shares of common stock of which 1,590,949,609 shares were issued.
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
Rights of a Holder of Shares Constituting Less Than One Unit to Require Us to Purchase Shares and to Sell Shares
Under the Companies Act, a holder of shares constituting less than one full unit may at any time request that we purchase such shares. In addition, our Articles of Incorporation provide that, pursuant to our Company Share Policy, a holder of shares constituting less than one full unit has the right to request that we sell to such a holder such number of shares constituting less than one full unit which, when added to the shares constituting less than one full unit currently owned by such a holder, will constitute one full unit.
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
The Act for Partially Amending the Industrial Competitiveness Act of Japan partially came into effect on June 16, 2021, which allows companies to add a provision to their Articles of Incorporation stating that a general meeting of shareholders may be held without specifying a venue, subject to confirmation by the Minister of Economy, Trade and Industry and the Minister of Justice that such companies satisfy the requirements specified by the Ordinance of the Ministry of Economy, Trade and Industry and the Ordinance of the Ministry of Justice, for falling under cases where holding a general meeting of shareholders without specifying a venue contributes to enhancing industrial competitiveness while securing the interests of shareholders.
Assuming cases where an infectious disease such as COVID-19 spreads or a natural disaster occurs and the impact thereof is ongoing or is reasonably expected to be ongoing at the time of the general meeting of shareholders, we believe that setting a venue for a general meeting of shareholders while asking shareholders to refrain from attending the venue out of consideration of shareholders’ health and safety, may not always be the best option for us as the method of holding a general meeting of shareholders. Therefore, we submitted a proposal to our annual general meeting of shareholders held on June 29, 2021, which was approved by partially amending our Articles of Incorporation to the effect that we may hold a general meeting of shareholders without specifying a venue when our Board of Directors decides that, considering the interests of shareholders as well, it is not appropriate to hold the general meeting of shareholders with a specific venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster. The partial amendment of our Articles of Incorporation based on this proposal came into effect on August 5, 2021 by obtaining the above mentioned confirmation by the Minister of Economy, Trade and Industry and the Minister of Justice.
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

C. Material Contracts
Acquisition of Nimbus Lakshmi, Inc.
On December 13, 2022, we entered into a share purchase agreement with Nimbus Therapeutics, LLC (“Nimbus”) to acquire all of the capital stock of Nimbus Lakshmi, Inc. (“Lakshmi”), a wholly owned subsidiary of Nimbus, that owned or controlled the intellectual property rights and other associated assets related to the allosteric TYK2 inhibitor, TAK-279, known internally at Nimbus as NDI-034858. Under the terms of the agreement, we paid Nimbus USD 4.0 billion upfront following the closing of the transaction and will pay two milestone payments of USD 1.0 billion each upon achieving annual net sales of USD 4.0 billion and USD 5.0 billion of products developed from the TAK-279 program. The transaction closed on February 8, 2023. In addition, in connection with the transaction, we have agreed to assume Nimbus’s obligations under a January 2022 settlement agreement with Bristol-Myers Squibb and its Celgene Corporation subsidiary (collectively, “BMS”) to make certain payments to BMS following the achievement of development, regulatory, and sales-based milestones for products developed from the TAK-279 program.
See “Item 5.A. Operating Results—Factors Affecting Our Results of Operations ‘Acquisitions’”.
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
Gains derived from the sale of our shares or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our shares or ADSs as a legatee, heir or donee, even if none of the acquiring individual, the decedent or the donor is a Japanese resident.
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
Direct and Indirect Payments by the Depositary
The depositary has agreed to make revenue sharing payments to us based on a fixed portion of the net issuance, net cancellation and net depositary servicing fees received by it under the deposit agreement, subject to a minimum annual payment based on the total of such fees received by the depositary. In the fiscal year ended March 31, 2025, we received USD 1.6 million of such revenue sharing payments.
The depositary has also agreed to waive fees and expenses for services provided to us, to ADS holders or to their respective brokers by the depositary in connection with the establishment, administration and ongoing servicing of the ADS program. Furthermore, the depositary has agreed to waive fees for certain value-added services, including training for our staff, investor relations advisory services and access to the depositary’s analytics and reporting platform. Accordingly, in the fiscal year ended March 31, 2025, the depositary waived approximately USD 0.1 million of fees and expenses.

Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
We have carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of March 31, 2025. Disclosure controls and procedures require that information to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO have concluded that, as of March 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.
Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Takeda’s internal control over financial reporting is designed to provide reasonable assurance to management regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements in accordance with IFRS. Management assessed the effectiveness of Takeda’s internal control over financial reporting as of March 31, 2025 based on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that, Takeda’s internal control over financial reporting is effective as of March 31, 2025. The effectiveness of internal control over financial reporting as of March 31, 2025 has been audited by KPMG AZSA LLC, our independent registered public accounting firm. Its audit report on the effectiveness of Takeda’s internal control over financial reporting is included in the audited consolidated financial statements.
Attestation Report of the Registered Public Accounting Firm
See “—Report of Independent Registered Public Accounting Firm” included in the audited consolidated financial statements.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended March 31, 2025 that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.
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

Item 16B. Code of Ethics
We have adopted the Takeda Global Code of Conduct, which applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Takeda Global Code of Conduct is posted on our corporate website at https://www.takeda.com/who-we-are/global-ethics-compliance/. No waivers to the Global Code of Conduct were granted to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions in the fiscal year ended March 31, 2025.
Item 16C. Principal Accountant Fees and Services
Audit and Non‑Audit Fees
The following table sets forth the fees billed to us by our independent certified public accountant, KPMG AZSA LLC (including its Japanese and non-Japanese affiliates), in the fiscal years ended March 31, 2024 and 2025:

	For the fiscal year ended March 31,
	2024		2025
	(billions of yen)
Audit fees (1)	~~¥~~	3.71	~~¥~~	3.57
Audit‑related fees (2)		0.22		0.14
Other fees (3)		0.03		0.07
Total fees	~~¥~~	3.97	~~¥~~	3.78
____________
Notes:
(1)Audit fees were related to the audit of our consolidated financial statements and other audit services provided in connection with statutory and regulatory filings or engagements.
(2)Audit‑related fees include fees related to other assurance and related services including limited assurance on certain sustainability information and agreed-upon procedures.
(3)Other fees include fees for other permissible services including readiness review for certain rule and regulations.

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
All audit services are subject to the pre-approval by the Audit and Supervisory Committee in principle, regardless of monetary value. Audit services include statutory or financial statement audits for us and our subsidiaries, services associated with the audit of internal control over financial reporting and services associated with the review of our semi-annual financial statements. On a yearly basis, our management, following a review by our Chief Financial Officer, presents the proposed audit services to our Audit and Supervisory Committee for approval, and proposes audit fees on an entity basis to the Audit and Supervisory Committee for its consent. Once such services and fees are approved or consented to, as applicable, any additional audit services must be separately presented to and approved by our Audit and Supervisory Committee.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2025:

	Total number of shares purchased (1)	Average price paid per share (yen)	Total number of shares purchased as part of publicly announced plans or programs (2)	Maximum approximate value of shares that may yet be purchased under the plans or programs (billions of yen)
April 1 to April 30, 2024	282	¥4,123.65	—	¥—
May 1 to May 31, 2024	460,531	4,146.95	460,400	—
June 1 to June 30, 2024	400	4,102.21	—	—
July 1 to July 31, 2024	542	4,230.06	—	—
August 1 to August 31, 2024	672	4,249.99	—	—
September 1 to September 30, 2024	160	4,310.53	—	—
October 1 to October 31, 2024	563	4,232.87	—	—
November 1 to November 30, 2024	321	4,197.67	—	—
December 1 to December 31, 2024	461	4,112.81	—	—
January 1 to January 31, 2025	118	4,149.24	—	—
February 1 to February 28, 2025	5,395,633	4,225.49	5,395,400	77
March 1 to March 31, 2025	6,148,478	4,420.76	6,148,200	50
Total	12,008,161	¥4,208.52	12,004,000	¥—
___________
Notes:
(1)Total number of shares purchased in the above table reflect (a) purchases of shares in relation to stock-based incentive compensation plans, (b) acquisition of own shares in relation to up to the JPY 100.0 billion share buyback approved by our board of directors on January 30, 2025 and (c) purchases of shares constituting less than one “unit” (100 shares).
A total of 4,161 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2025, due to our purchase of shares constituting less than one “unit” (100 shares) from holders of shares constituting less than one unit at the current market price of those shares.
(2)Total number of shares purchased as part of publicly announced plans or programs in the above table reflect purchases of shares in May 2024 in relation to stock-based incentive compensation plans.
On May 9, 2024, we announced that our board of directors resolved to continue the stock compensation plan which was introduced as a long-term incentive plan for members of the board of directors in the fiscal year ended March 31, 2017, as well as to continue the stock grant system which was introduced in the fiscal year ended March 31, 2015 as a global long-term incentive plan for Company Group Management in Japan.
On January 30, 2025, we announced that our board of directors had resolved to approve the repurchase of shares of common stock by us, consisting of a total of up to 28.5 million shares for a total aggregate purchase price of up to JPY 100.0 billion to be purchased through a trust bank between February 17, 2025 and May 31, 2025. Pursuant to this plan, we repurchased an aggregate of 11,543,600 shares through March 31, 2025.
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
Although the Companies Act does not require companies with audit and supervisory committees to establish nomination committees or compensation committees, we have voluntarily established such committees in order to ensure transparency. Our Nomination Committee consists of six directors (all of which are independent external directors for the purposes of Japanese law and the rules of the Tokyo Stock Exchange) plus one director as an observer who is not an external director. Director candidates nominated by our Board of Directors based on the advice of our Nomination Committee must be approved at our general meeting of shareholders. Unlike the nomination/corporate governance committees of U.S. domestic issuers, our Nomination Committee is not also responsible for corporate governance policies.
Our Compensation Committee consists of five directors (all of which are independent external directors for the purposes of Japanese law and the rules of the Tokyo Stock Exchange). The maximum total amount of compensation for our directors must be approved at our general meeting of shareholders, provided that the maximum total amounts for directors who are Audit and Supervisory Committee members and for other directors must be separately approved. The individual amounts of compensation for our directors (other than Audit and Supervisory Committee members) is determined in accordance with the compensation standards determined by our board of directors or a resolution of our board of directors. The Board of Directors delegates the decision on the amount of compensation for individual directors to the Compensation Committee. The individual amounts of compensation for our Audit and Supervisory Committee members are determined by discussion among the Audit and Supervisory Committee members.
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
Under Japanese law, the adoption of an equity compensation plan, including for directors, requires shareholder approval. Pursuant to the approval of our general meeting of shareholders, we grant certain stock-based compensation to the directors. Stock acquisition rights or shares of common stock may be granted by resolution of the board of directors, except that, if stock acquisition rights or shares of common stock are to be granted on particularly favorable conditions, a special resolution of the general meeting of shareholders is required. The passage of a special resolution of the general meeting of shareholders requires the approval of two-thirds or more of the voting rights represented at a quorate general meeting of shareholders.
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
Code of Business Conduct and Ethics (303A.10)
U.S. domestic issuers listed on NYSE are required to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Although not required to do so under the NYSE listed company manual, we have established a global code of business conduct and ethics, known as the Takeda Global Code of Conduct, which is posted on our website. Although the Takeda Global Code of Conduct functions as a code of business conduct and ethics, it is not required to cover all of the same areas as that of a U.S. domestic issuer under the NYSE listed company manual. Pursuant to the requirements of Form 20-F, waivers, if any, to the Takeda Global Code of Conduct given to our directors or senior management are disclosed by us in our annual reports on Form 20-F. No such waivers were granted in the fiscal year ended March 31, 2025.
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
While Takeda’s cybersecurity risk management program is principally directed by TCR risk professionals, during the fiscal year ended March 31, 2025, Takeda initiated a multi-year program to invest further in its cybersecurity capabilities in part through the retention of a third-party managed security service provider (MSSP). The MSSP is responsible for facilitating cybersecurity operations, incident response and access management activities involving Takeda personnel and other third parties in a centralized and coordinated manner to enhance the effectiveness and efficiency of Takeda’s cybersecurity program. TCR risk professionals oversee the MSSP and remain principally responsible for cybersecurity risk management. Takeda also engages with other third parties for its cybersecurity program on an as-needed basis, including with respect to technical consulting and third-party digital forensic or cyber recovery partners in connection with incident response activities.
Cybersecurity Incident Response
The TCR team has established an incident response procedure that governs our response to cybersecurity events and regularly conducts tabletop incident response exercises during the year. In the event a potential cybersecurity incident is detected, TCR’s core Cybersecurity Incident Response Team (“CIRT”) is responsible with the support of Takeda’s MSSP, for investigation, analysis, containment and eradication of the threat, as well as recovery efforts, in coordination with other functions, such as Takeda’s Privacy Office, Human Resources, Crisis Management, Compliance and Legal, as needed depending on the severity and scope of the incident. Following recovery from an incident, CIRT analyzes the underlying cause of the incident to identify and, as applicable, implement potential improvements to internal controls.
Cyber Incident Impacts
During the three fiscal years ended March 31, 2025, no risks from cybersecurity threats, including previous incidents, have materially affected or are reasonably likely to materially affect Takeda, including its business strategy, results of operations or financial condition. Notwithstanding our risk management efforts described above, we have been the target of cyber-attacks and anticipate they will continue. Takeda cannot completely eliminate all risks associated with such attacks, which could have a material adverse effect on Takeda’s business strategy, results of operations or financial condition as further described in “Item 3.D. Risk Factors—Risks Relating to Our Business Strategies—We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of misuse, theft, exposure, tampering or other intrusions.”

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
The Risk, Ethics & Compliance Committee (“RECC”) is the governing management committee responsible for overseeing risk management, including cybersecurity risk. The RECC is composed of the Takeda Executive Team, including Takeda’s CDTO and is chaired by Takeda’s Chief Ethics and Compliance Officer. In addition, Takeda’s CISO attends RECC meetings for relevant agenda items and generally provides an update to the RECC on the status of Takeda’s information security program, including significant developments, on at least an annual basis. On an as-needed basis, DD&T senior management escalates decisions regarding significant cybersecurity risks to the RECC, which also reviews and approves Takeda’s annual Enterprise Risk Assessment before it is approved by the Board. For a description of the relevant expertise of the CISO and of management’s role and processes in assessing and managing material risks from cybersecurity threats, see “—Risk management and strategy—Cybersecurity Risk Management Framework.”

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

Exhibit 4.3	Takeda Pharmaceutical Company Limited Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of the registrant filed on June 25, 2020).
Exhibit 4.4+
Stock Purchase Agreement dated December 13, 2022 by and between Takeda Pharmaceuticals U.S.A., Inc. and Nimbus Therapeutics, LLC (incorporated by reference to Exhibit 4.4 to the Annual Report for the Fiscal Year Ended March 31, 2024 on Form 20-F of the registrant, filed on June 26, 2024)

Exhibit 8.1	List of subsidiaries of Takeda Pharmaceutical Company Limited, as of March 31, 2025: See “Item 4. Information on the Company—C. Organizational Structure.”
Exhibit 11.1
Global Insider Trading Policy of Takeda Pharmaceutical Company Limited(incorporated by reference to Exhibit 11.1 to the Annual Report for the Fiscal Year Ended March 31, 2024 on Form 20-F of the registrant, filed on June 26, 2024)

Exhibit 12.1*	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a).
Exhibit 12.2*	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a).
Exhibit 13.1*	Certification of the chief executive officer required by 18 U.S.C. Section 1350.
Exhibit 13.2*	Certification of the chief financial officer required by 18 U.S.C. Section 1350.
Exhibit 15.1*	Consent of Independent Registered Public Accounting Firm
Exhibit 15.2*	Consent of Independent Registered Public Accounting Firm
Exhibit 97.1
Compensation Recoupment Policy of Takeda Pharmaceutical Company Limited (incorporated by reference to Exhibit 97.1 to the Annual Report for the Fiscal Year Ended March 31, 2024 on Form 20-F of the registrant, filed on June 26, 2024).

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit No.	Exhibit
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	The cover page for the registrant’s Annual Report on Form 20-F for the year ended March 31, 2025, has been formatted in Inline XBRL
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
Date: June 25, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Takeda Pharmaceutical Company Limited and its subsidiaries (the Company) as of March 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended March 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of
March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three‑year period ended March 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board .

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 25, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Evaluation of the provisions for U.S. Medicaid and U.S. commercial managed care rebates
As discussed in Notes 3 and 23 to the consolidated financial statements, the Company recorded provisions for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. State and Federal government health programs (collectively, “U.S. rebates”) of 241,704 million JPY which included U.S. Medicaid and U.S. commercial managed care programs as a reduction to gross sales to arrive at net sales as of March 31, 2025. The provisions for U.S. rebates are recorded in the same period that the corresponding revenues are recognized; however, the U.S. rebates are not fully paid until subsequent periods.

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

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Valuation of goodwill
As discussed in Notes 3 and 11 to the consolidated financial statements, the Company recorded goodwill of 5,324,430 million JPY as of March 31, 2025. Goodwill was tested for impairment at the single operating segment level (one cash generating unit (CGU)), which was the level at which goodwill was monitored for internal management purposes. Goodwill was tested for impairment annually and whenever there is any indication of impairment. Impairment loss for goodwill is recognized if the recoverable amount of goodwill is less than the carrying amount. The recoverable amount of goodwill was assessed based on fair value less costs of disposal. The fair value less costs of disposal was determined by discounting the estimated future cash flows based on a 10-year projection using a terminal growth rate and a discount rate as well as deducting the estimated costs of disposal. The projection included the sales forecast related to certain products in the U.S. as the significant assumption. The Company did not record an impairment loss for goodwill as a result of the impairment testing.

We identified the valuation of goodwill as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate the sales forecast related to certain products in the U.S. used to determine the fair value in the impairment testing of goodwill.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control over the sales forecast related to certain products in the U.S. in the Company’s fair value measurement process for the annual goodwill impairment test. We evaluated the reasonableness of the Company’s sales forecast related to certain products in the U.S. We compared such sales forecast with a sales forecast independently developed using forecasted revenue growth rates from external information such as analysts’ expectations, industry trends and market trends based on the most recent actual sales. We evaluated the Company’s ability to accurately forecast sales related to certain products in the U.S. by comparing the Company’s previous sales forecast to the actual sales.

/s/ KPMG AZSA LLC
We have served as the Company’s auditor since 2007.
Tokyo, Japan
June 25, 2025

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Takeda Pharmaceutical Company Limited and its subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated June 25, 2025 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG AZSA LLC
Tokyo, Japan
June 25, 2025

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Profit or Loss for the Year Ended March 31,

		JPY (millions, except per share data)
	Note	2023	2024	2025
Revenue	4	¥4,027,478	¥4,263,762	¥4,581,551
Cost of sales		(1,244,072)	(1,426,678)	(1,580,217)
Selling, general and administrative expenses		(997,309)	(1,053,819)	(1,104,766)
Research and development expenses		(633,325)	(729,924)	(730,227)
Amortization and impairment losses on intangible assets associated with products	12	(542,443)	(652,117)	(643,233)
Other operating income	5	25,424	19,379	26,212
Other operating expenses	5	(145,247)	(206,527)	(206,733)
Operating profit		490,505	214,075	342,586
Finance income	6	62,913	52,093	46,549
Finance expenses	6	(169,698)	(219,850)	(210,065)
Share of profit (loss) of investments accounted for using the equity method	14	(8,630)	6,473	(3,986)
Profit before tax		375,090	52,791	175,084
Income tax (expenses) benefit	7	(58,052)	91,406	(66,941)
Net profit for the year		¥317,038	¥144,197	¥108,143
Attributable to:
Owners of the Company	8	¥317,017	¥144,067	¥107,928
Non-controlling interests		21	130	215
Net profit for the year		¥317,038	¥144,197	¥108,143
Earnings per share (JPY)
Basic earnings per share	8	¥204.29	¥92.09	¥68.36
Diluted earnings per share	8	201.94	91.16	67.23

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Comprehensive Income for the Year Ended March 31,

		JPY (millions)
	Note	2023	2024	2025
Net profit for the year		¥317,038	¥144,197	¥108,143
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	9	(2,654)	2,309	(12,311)
Remeasurement of defined benefit pension plans	9	17,752	(5,002)	(7,046)
		15,098	(2,693)	(19,357)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9	618,773	968,842	(153,345)
Cash flow hedges	9	(21,451)	23,456	(956)
Hedging cost	9	(16,993)	7,197	7,963
Share of other comprehensive loss of investments accounted for using the equity method	9, 14	(892)	(1,793)	(145)
		579,437	997,702	(146,484)
Other comprehensive income (loss) for the year, net of tax	9	594,535	995,009	(165,841)
Total comprehensive income (loss) for the year		¥911,574	¥1,139,206	¥(57,698)
Attributable to:
Owners of the Company		¥911,529	¥1,139,033	¥(57,852)
Non-controlling interests		45	173	154
Total comprehensive income (loss) for the year		¥911,574	¥1,139,206	¥(57,698)

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Financial Position as of March 31,

		JPY (millions)
	Note	2024	2025
Assets
Non-current assets:
Property, plant and equipment	10	¥1,989,777	¥1,968,209
Goodwill	11	5,410,067	5,324,430
Intangible assets	12	4,274,682	3,631,560
Investments accounted for using the equity method	14	89,831	10,802
Other financial assets	15	340,777	351,124
Other non-current assets		51,214	70,282
Deferred tax assets	7	393,865	370,745
Total non-current assets		12,550,212	11,727,152
Current assets:
Inventories	16	1,209,869	1,217,349
Trade and other receivables	17	668,403	709,465
Other financial assets	15	15,089	20,476
Income taxes receivable		29,207	15,789
Other current assets		168,875	159,603
Cash and cash equivalents	18	457,800	385,113
Assets held for sale	19	9,337	13,397
Total current assets		2,558,580	2,521,192
Total assets		¥15,108,792	¥14,248,344
See accompanying notes to consolidated financial statements.

		JPY (millions)
	Note	2024	2025
Liabilities and Equity
Liabilities:
Non-current liabilities:
Bonds and loans	20	¥4,476,501	¥3,966,326
Other financial liabilities	21	687,833	550,900
Net defined benefit liabilities	22	143,882	135,429
Income taxes payable		4,381	317
Provisions	23	14,373	35,177
Other non-current liabilities	24	80,938	82,542
Deferred tax liabilities	7	113,777	35,153
Total non-current liabilities		5,521,684	4,805,844
Current liabilities:
Bonds and loans	20	367,251	548,939
Trade and other payables	25	547,521	475,541
Other financial liabilities	21	143,421	219,120
Income taxes payable		109,906	133,497
Provisions	23	524,420	533,140
Other current liabilities	24	619,174	596,283
Liabilities held for sale	19	1,410	—
Total current liabilities		2,313,103	2,506,521
Total liabilities		7,834,788	7,312,365
Equity:
Share capital		1,676,596	1,694,685
Share premium		1,747,414	1,775,713
Treasury shares		(51,259)	(74,815)
Retained earnings		1,391,203	1,187,586
Other components of equity		2,509,310	2,351,915
Equity attributable to owners of the Company		7,273,264	6,935,084
Non-controlling interests		741	895
Total equity		7,274,005	6,935,979
Total liabilities and equity		¥15,108,792	¥14,248,344

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2022		¥1,676,263	¥1,708,873	¥(116,007)	¥1,479,716	¥984,141	¥22,068
Effect of hyperinflation					(1,960)	4,121
Restated opening balance		1,676,263	1,708,873	(116,007)	1,477,756	988,263	22,068
Net profit for the year					317,017
Other comprehensive income (loss)						617,866	(2,663)
Comprehensive income (loss) for the year		—	—	—	317,017	617,866	(2,663)
Transactions with owners:
Issuance of new shares	26	82	82
Acquisition of treasury shares	26		(5)	(27,060)
Disposal of treasury shares			0	0
Dividends	26				(278,313)
Transfers from other components of equity					24,687		(6,935)
Share-based compensation	28		62,670
Exercise of share-based awards	28		(42,791)	42,749
Total transactions with owners		82	19,956	15,689	(253,626)	—	(6,935)
As of March 31, 2023		¥1,676,345	¥1,728,830	¥(100,317)	¥1,541,146	¥1,606,128	¥12,470

		Equity attributable to owners of the Company
		Other components of equity
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2022		¥(65,901)	¥(6,135)	¥—	¥934,173	¥5,683,019	¥504	¥5,683,523
Effect of hyperinflation					4,121	2,161		2,161
Restated opening balance		(65,901)	(6,135)	—	938,294	5,685,180	504	5,685,684
Net profit for the year					—	317,017	21	317,038
Other comprehensive income (loss)		(21,451)	(16,993)	17,752	594,512	594,512	24	594,535
Comprehensive income (loss) for the year		(21,451)	(16,993)	17,752	594,512	911,529	45	911,574
Transactions with owners:
Issuance of new shares	26				—	164		164
Acquisition of treasury shares	26				—	(27,065)		(27,065)
Disposal of treasury shares					—	1		1
Dividends	26				—	(278,313)		(278,313)
Transfers from other components of equity				(17,752)	(24,687)	—		—
Share-based compensation	28				—	62,670		62,670
Exercise of share-based awards	28				—	(42)		(42)
Total transactions with owners		—	—	(17,752)	(24,687)	(242,586)	—	(242,586)
As of March 31, 2023		¥(87,352)	¥(23,127)	¥—	¥1,508,119	¥6,354,122	¥549	¥6,354,672
See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2023		¥1,676,345	¥1,728,830	¥(100,317)	¥1,541,146	¥1,606,128	¥12,470
Net profit for the year					144,067
Other comprehensive income (loss)						967,279	2,036
Comprehensive income (loss) for the year		—	—	—	144,067	967,279	2,036
Transactions with owners:
Issuance of new shares	26	251	251
Acquisition of treasury shares				(2,367)
Disposal of treasury shares			0	0
Dividends	26				(287,785)
Changes in ownership
Transfers from other components of equity					(6,226)		1,224
Share-based compensation	28		69,836
Exercise of share-based awards	28		(51,503)	51,426
Total transactions with owners		251	18,584	49,059	(294,011)	—	1,224
As of March 31, 2024		¥1,676,596	¥1,747,414	¥(51,259)	¥1,391,203	¥2,573,407	¥15,729

		Equity attributable to owners of the Company
		Other components of equity
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023		¥(87,352)	¥(23,127)	¥—	¥1,508,119	¥6,354,122	¥549	¥6,354,672
Net profit for the year					—	144,067	130	144,197
Other comprehensive income (loss)		23,456	7,197	(5,002)	994,966	994,966	44	995,009
Comprehensive income (loss) for the year		23,456	7,197	(5,002)	994,966	1,139,033	173	1,139,206
Transactions with owners:
Issuance of new shares	26				—	502		502
Acquisition of treasury shares					—	(2,367)		(2,367)
Disposal of treasury shares					—	1		1
Dividends	26				—	(287,785)		(287,785)
Changes in ownership					—	—	18	18
Transfers from other components of equity				5,002	6,226	—		—
Share-based compensation	28				—	69,836		69,836
Exercise of share-based awards	28				—	(77)		(77)
Total transactions with owners		—	—	5,002	6,226	(219,892)	18	(219,873)
As of March 31, 2024		¥(63,896)	¥(15,930)	¥—	¥2,509,310	¥7,273,264	¥741	¥7,274,005

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024		¥1,676,596	¥1,747,414	¥(51,259)	¥1,391,203	¥2,573,407	¥15,729
Net profit for the year					107,928
Other comprehensive income (loss)						(153,429)	(12,311)
Comprehensive income (loss) for the year		—	—	—	107,928	(153,429)	(12,311)
Transactions with owners:
Issuance of new shares	26	18,089	18,089
Acquisition of treasury shares	26		(20)	(51,905)
Disposal of treasury shares			0	0
Dividends	26				(303,160)
Transfers from other components of equity					(8,385)		1,339
Share-based compensation	28		74,707
Exercise of share-based awards	28		(64,476)	28,348
Total transactions with owners		18,089	28,300	(23,557)	(311,545)	—	1,339
As of March 31, 2025		¥1,694,685	¥1,775,713	¥(74,815)	¥1,187,586	¥2,419,978	¥4,757

		Equity attributable to owners of the Company
		Other components of equity
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2024		¥(63,896)	¥(15,930)	¥—	¥2,509,310	¥7,273,264	¥741	¥7,274,005
Net profit for the year					—	107,928	215	108,143
Other comprehensive income (loss)		(956)	7,963	(7,046)	(165,780)	(165,780)	(61)	(165,841)
Comprehensive income (loss) for the year		(956)	7,963	(7,046)	(165,780)	(57,852)	154	(57,698)
Transactions with owners:
Issuance of new shares	26				—	36,178		36,178
Acquisition of treasury shares	26				—	(51,925)		(51,925)
Disposal of treasury shares					—	0		0
Dividends	26				—	(303,160)		(303,160)
Transfers from other components of equity				7,046	8,385	—		—
Share-based compensation	28				—	74,707		74,707
Exercise of share-based awards	28				—	(36,129)		(36,129)
Total transactions with owners		—	—	7,046	8,385	(280,328)	—	(280,328)
As of March 31, 2025		¥(64,852)	¥(7,967)	¥—	¥2,351,915	¥6,935,084	¥895	¥6,935,979

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows for the Year Ended March 31,

		JPY (millions)
	Note	2023	2024	2025
Cash flows from operating activities:
Net profit for the year		¥317,038	¥144,197	¥108,143
Depreciation and amortization		664,400	728,002	761,396
Impairment losses		64,394	150,017	106,529
Equity-settled share-based compensation	28	60,672	70,871	72,867
Loss on sales and disposal of property, plant and equipment		10	6,052	4,495
Gain on divestment of business and subsidiaries		(6,807)	(7,832)	(10,198)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	5	3,991	20,757	(602)
Finance (income) and expenses, net		106,785	167,757	163,516
Share of loss (profit) of investments accounted for using the equity method		8,630	(6,473)	3,986
Income tax expenses (benefit)		58,052	(91,406)	66,941
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables		75,127	15,104	(58,959)
Increase in inventories		(79,155)	(115,743)	(34,973)
Decrease in trade and other payables		(84,804)	(9,895)	(7,118)
Increase (decrease) in provisions		31,899	(126,901)	45,166
Increase (decrease) in other financial liabilities		31,669	(18,568)	(3,488)
Other, net		(88,778)	(7,556)	(10,107)
Cash generated from operations		1,163,122	918,383	1,207,595
Income taxes paid		(198,439)	(219,941)	(170,589)
Tax refunds and interest on tax refunds received		12,473	17,902	20,176
Net cash from operating activities		977,156	716,344	1,057,182
Cash flows from investing activities:
Interest received		5,054	11,161	17,660
Dividends received		3,562	13,191	635
Acquisition of property, plant and equipment		(140,657)	(175,420)	(200,795)
Proceeds from sales of property, plant and equipment		962	8,606	78
Acquisition of intangible assets		(493,032)	(305,310)	(147,046)
Acquisition of option to license		—	—	(31,784)
Acquisition of investments		(10,151)	(6,766)	(97,536)
Proceeds from sales and redemption of investments		22,254	8,021	29,442
Acquisition of shares in associates		—	—	(1,004)
Proceeds from sales of shares in associates	19	—	—	57,691
Proceeds from sales of business, net of cash and cash equivalents divested	19	7,958	19,959	20,556
Payments for the settlement of forward exchange contracts designated as net investment hedges		—	(33,300)	(13,847)
Other, net		(3,052)	(4,003)	(1,111)
Net cash used in investing activities		(607,102)	(463,862)	(367,060)
Cash flows from financing activities:
Net increase in short-term loans and commercial papers	27	40,000	277,000	27,490
Proceeds from issuance of bonds and long-term loans	27	75,000	100,000	1,024,460
Repayments of bonds and long-term loans	27	(356,670)	(320,901)	(1,321,090)
Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	27	—	60,063	46,880
Acquisition of treasury shares		(26,929)	(2,326)	(51,860)
Interest paid		(108,555)	(100,375)	(112,984)
Dividends paid		(279,416)	(287,188)	(302,498)
Repayments of lease liabilities	27	(43,401)	(54,586)	(45,174)
Other, net		(9,178)	(26,102)	(16,647)
Net cash used in financing activities		(709,148)	(354,416)	(751,425)
Net decrease in cash and cash equivalents		(339,094)	(101,934)	(61,303)
Cash and cash equivalents at the beginning of the year	18	849,695	533,530	457,800
Effects of exchange rate changes on cash and cash equivalents		22,929	26,204	(11,385)
Cash and cash equivalents at the end of the year	18	¥533,530	¥457,800	¥385,113

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
1. Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda’s principal pharmaceutical products include medicines in the following key business areas: Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), Oncology, Vaccines and Neuroscience.
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
Approval of Financial Statements
The Company’s consolidated financial statements presented were approved on June 25, 2025 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer (“CFO”) Milano Furuta.
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
New Accounting Standards and Interpretations Adopted
During the year ended March 31, 2025, there were no new accounting standards applied by Takeda that had a significant impact on Takeda’s consolidated financial statements.
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
Investments in Associates and Joint Arrangements
Associates are entities over which Takeda has significant influence over the decisions on financial and operating policies but does not have control or joint control. Investments in associates are accounted for using the equity method and recognized at cost on the acquisition date. The carrying amount is subsequently increased or decreased to recognize Takeda’s share of profit or loss and other comprehensive income of the associates. Intra-group profits on transactions with associates accounted for using the equity method are eliminated against the investment to the extent of Takeda’s equity interest in the associates. Intra-group losses are eliminated in the same way as intra-group profits unless there is evidence of impairment. The use of the equity method is discontinued from the date when significant influence over an associate is lost. The investment retained after the cessation of the equity method is re-measured at fair value, and any gain or loss on such-remeasurement and disposal of the interest sold is recognized in profit or loss.
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
Deferred tax assets and liabilities are not recognized for the following temporary differences:
•Taxable temporary differences arising on the initial recognition of goodwill
•The initial recognition of assets and liabilities in transactions that are not business combinations and affect neither accounting profit nor taxable profit (loss) at the time of the transaction
•Deductible temporary differences arising from investments in subsidiaries and associates, when it is not probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized
•Taxable temporary differences arising from investments in subsidiaries and associates when the timing of the reversal of the temporary differences is controllable and it is not probable that they will reverse in the foreseeable future
Further, Takeda has not recognized nor disclosed deferred tax assets and liabilities of income taxes relating to the Pillar Two model’s rules published by the Organization for Economic Cooperation and Development (“OECD”), as required by IAS 12 as amended on May 23, 2023.
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
Defined Benefit Plans
Takeda uses the projected unit credit method to determine the present value, the related current service cost, and the past service cost by each defined benefit obligation. The discount rate is determined by reference to market yields on high-quality corporate bonds at the end of the reporting period. The net defined benefit liabilities (assets) in the consolidated statements of financial position are calculated by deducting the fair value of the plan assets from the present value of the defined benefit obligations. If the defined benefit plan has a surplus, the net defined benefit asset is limited to the present value of any future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.
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
•Equity instruments measured at FVTOCI: On initial recognition, Takeda makes an irrevocable FVTOCI election (on an instrument-by-instrument basis) to present the subsequent changes in the fair value of equity instruments in other comprehensive income for certain equity instruments held for the long-term for strategic purposes. At the reporting date, Takeda designates all of its equity instruments as financial assets measured at FVTOCI.

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
Impairment
Loss allowances are established using an Expected Credit Loss (“ECL”) model. The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivables. Takeda has elected to measure provisions for trade receivables, contract assets and lease receivables at an amount equal to lifetime ECL. Takeda uses a provisions matrix based on historical loss rates adjusted for forward-looking information to calculate ECL. These provisions represent the difference between the contractual amount of the trade receivables, the contract assets and the lease receivables in the consolidated statements of financial position and the estimated collectible net amount.
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
Derivatives
Takeda hedges the risks arising mainly from its exposure to fluctuations in foreign currency exchange rates and interest rates using derivatives such as forward exchange contracts, currency options, interest rate swaps, cross currency interest rate swaps and forward interest rate. In addition, Takeda hedges the risks arising from its exposure to fluctuations in prices of renewable energy using forward contracts. Takeda does not enter into derivative transactions for trading or speculative purposes. Derivatives are measured at FVTPL unless the derivative contracts are designated as hedging instruments. The gains and losses on derivatives that are not designed as hedging instruments are recognized in profit or loss. The treatment of the change in fair value for derivatives designated as hedging instruments varies based on the type of hedge as described below.

Hedge Accounting
For foreign currency exposure as a result of translation risk, Takeda designates certain non-derivatives, such as foreign currency denominated bonds and loans and certain derivatives such as forward exchange contracts, as net investment hedges of foreign operations. For foreign currency exposure due to foreign currency denominated transactions, Takeda designates certain derivatives, such as forward exchange contracts, currency options and cross currency interest rate swaps, as cash flow hedges of forecasted transactions. For interest risk exposure, Takeda designates derivatives such as interest rate swaps, cross currency interest rate swaps and forward interest rate, as cash flow hedges of forecasted transactions. Within the designation documentation at inception, Takeda documents the risk management objective, nature of the risk being hedged, and relationship between hedging instruments and hedged risk based on the strategy for undertaking the hedging relationships. At inception and on a quarterly basis, Takeda also assesses whether the hedging instruments are highly effective in offsetting changes in the hedged transactions or net investment.
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
Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Sales of pharmaceutical products	¥3,922,280	¥4,163,652	¥4,495,972
Out-licensing and service income	105,198	100,110	85,579
Total	¥4,027,478	¥4,263,762	¥4,581,551

Revenue by Business Area and Product

	JPY (millions) For the Year Ended March 31

	2023	2024	2025
Gastroenterology:
ENTYVIO	¥702,744	¥800,919	¥914,098
GATTEX/REVESTIVE	93,076	119,252	146,289
TAKECAB/VOCINTI (1)	108,719	118,526	130,763
PANTOLOC/CONTROLOC (2)	45,518	46,495	44,591
DEXILANT	69,371	45,278	38,548
EOHILIA	—	200	5,452
Others	75,113	85,538	77,282
Total Gastroenterology	1,094,541	1,216,207	1,357,022
Rare Diseases:
TAKHZYRO	151,800	178,677	223,163
ADVATE	118,188	122,911	111,758
ELAPRASE	85,321	91,561	97,243
REPLAGAL	66,741	73,553	77,852
ADYNOVATE/ADYNOVI	66,553	66,308	64,613
VPRIV	48,372	51,295	53,457
LIVTENCITY	10,501	19,085	32,997
ADZYNMA	—	425	7,082
Others	92,298	84,607	84,650
Total Rare Diseases	639,774	688,423	752,816
PDT:
Immunoglobulin	522,211	644,587	757,771
Albumin	121,446	133,990	141,381
Others	121,702	125,123	133,510
Total PDT	765,359	903,699	1,032,662

	JPY (millions) For the Year Ended March 31

	2023	2024	2025
Oncology:
ADCETRIS	83,937	109,425	129,025
LEUPLIN/ENANTONE	111,311	107,350	119,265
NINLARO	92,691	87,361	91,242
ICLUSIG	47,206	54,706	70,728
FRUZAQLA	—	10,080	47,954
ALUNBRIG	20,556	28,524	36,432
Others	83,042	64,915	65,783
Total Oncology	438,742	462,362	560,430
Vaccines:
QDENGA	144	9,557	35,580
Others	78,521	40,798	19,832
Total Vaccines	78,664	50,355	55,412
Neuroscience:
VYVANSE/ELVANSE	459,289	423,221	350,607
TRINTELLIX	100,081	104,797	125,735
ADDERALL XR	28,594	41,756	28,430
Others	49,747	57,241	61,044
Total Neuroscience	637,711	627,014	565,816
Other:
AZILVA(1)	72,897	33,636	11,808
FOSRENOL	13,532	13,529	7,911
Others	286,256	268,536	237,673
Total Other	372,685	315,701	257,392
Total	¥4,027,478	¥4,263,762	¥4,581,551
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole

Geographic Information
Takeda’s revenue from contracts with customers is based in the following geographic locations:

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Japan	¥512,043	¥451,391	¥418,462
U.S.	2,103,772	2,195,711	2,379,651
Europe and Canada	842,668	966,835	1,055,252
Latin America	160,375	198,100	235,848
China	150,973	174,844	191,740
Asia (excluding Japan & China)	74,033	86,375	99,392
Russia/CIS	88,431	72,594	72,356
Other	95,182	117,911	128,849
Total	¥4,027,478	¥4,263,762	¥4,581,551
“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.
Takeda’s non-current assets are held in the following geographic locations:

	JPY (millions) As of March 31
	2024	2025
Japan	¥366,276	¥317,089
U.S.	8,223,949	7,654,971
Ireland	885,496	872,944
Switzerland	860,795	799,783
Other	1,361,811	1,330,348
Total	¥11,698,327	¥10,975,135
Non-current assets exclude financial instruments, deferred tax assets and net defined benefit assets.
Information Related to Major Customers
During the year ended March 31, 2023, Cencora, Inc. (previously called “AmerisourceBergen Corporation”) and its subsidiaries (collectively, “Cencora Group”), McKesson Corporation and its subsidiaries (collectively, “McKesson Group”) and Cardinal Health, Inc. and its subsidiaries (collectively, “Cardinal Health Group”) represented more than 10% of Takeda’s sales. The sales to Cencora Group, McKesson Group and Cardinal Health Group were JPY 575,294 million, JPY 540,356 million and JPY 424,527 million, respectively, for the year ended March 31, 2023.
During the year ended March 31, 2024, Cencora Group, McKesson Group and Cardinal Health Group, represented more than 10% of Takeda’s sales. The sales to Cencora Group, McKesson Group and Cardinal Health Group were JPY 579,065 million, JPY 578,767 million and JPY 436,951 million, respectively, for the year ended March 31, 2024.
During the year ended March 31, 2025, McKesson Group and Cencora Group represented more than 10% of Takeda’s sales. The sales to McKesson Group and Cencora Group were JPY 592,323million and JPY 577,017million, respectively, for the year ended March 31, 2025.

Other Revenue Information
Contract Balances

	JPY (millions) As of March 31
	2024	2025
Receivables from contracts with customers
Trade receivables (Note 17)	¥612,439	¥651,414
Contract assets
Unbilled receivables	2,574	1,372
Contract liabilities
Deferred income (Note 24)	8,259	23,547
Advance payments	45	64

Takeda’s contract assets relate to the right to receive consideration where performance was completed based on the contract, and trade receivables are recognized when the right to receive consideration becomes unconditional.
Takeda’s contract liabilities primarily relate to out-licensing arrangements or product purchase and supply agreements where Takeda receives cash consideration prior to the completion of its performance obligations under the agreements. The revenue recognized during the years ended March 31, 2023, 2024, and 2025 that was included in the contract liability balance as of the beginning of the year was JPY 49,319 million, JPY 5,526 million, and JPY 5,634 million, respectively. The revenue recognized during the years ended March 31, 2023, 2024, and 2025 from performance obligations satisfied (or partially satisfied) in previous periods was JPY 79,251 million, JPY 80,794 million, and JPY 97,560 million, respectively, and primarily relates to royalty income.
Transaction price allocated to the remaining performance obligations

	JPY (millions)
	Total	Duration of the remaining performance obligations
		Within one year	Between one and five years	More than five years
Contract liabilities as of March 31, 2024	¥8,304	¥6,119	¥517	¥1,668
Contract liabilities as of March 31, 2025	23,611	21,781	526	1,304

5.    Other Operating Income and Expenses

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Other operating income:
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements (Note 27)	¥—	¥—	¥2,390
Gain on sales of property, plant and equipment and investment property	2,094	144	363
Gain on divestment of business to Teva Takeda Yakuhin	6,807	588	4,117
Gain on divestment of business and subsidiaries (Note 19)	—	7,243	6,081
Change in estimate of liabilities related to SHP647	4,102	—	—
Other	12,421	11,404	13,262
Total	¥25,424	¥19,379	¥26,212

Other operating expenses:
Donations and contributions	¥7,685	¥7,009	¥7,663
Restructuring expenses (Note 23)	59,234	81,358	128,133
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements (Note 27)	3,991	20,757	1,788
Valuation reserve for pre-launch inventories (reversal)	9,466	11,052	(7,313)
Impairment of assets held for sale (Note 19)	4,693	1,685	6,812
Other	60,178	84,666	69,650
Total	¥145,247	¥206,527	¥206,733
For the year ended March 31, 2023, ”Other” in other operating expenses includes JPY 16,470 million of a write-off of option fees Takeda paid as part of collaboration agreements and JPY 16,455 million of legal provision for certain legal proceedings.
For the year ended March 31, 2024, ”Other” in other operating expenses includes JPY 45,212 million of legal provision for certain legal proceeding, comprising JPY 26,405 million of additional losses recorded for the supply agreement litigation with AbbVie, Inc. ("AbbVie").
For the year ended March 31, 2025, ”Other” in other operating expenses includes JPY 27,004 million of post-trial access costs related to TAK-611 and TAK-609.

.

6.    Finance Income and Expenses

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Finance Income:
Interest income
Interest income from financial assets measured at amortized cost	¥4,187	¥8,850	¥16,576
Interest income from financial assets measured at fair value through P&L	1,318	2,442	3,062
Interest income on sublease	3	1	0
Total interest income	5,508	11,293	19,638
Dividend income
Dividend income from financial assets measured at fair value through OCI and disposed of during the period	6	—	1
Dividend income from financial assets measured at fair value through OCI and held at end of the period	267	335	344
Total dividend income	273	335	345
Gain on derivatives – Foreign currency exchange	4,476	31,053	7,999
Gain on derivatives – Warrants	15,896	—	—
Gain on derivatives – Virtual power purchase agreement	6,843	3,393	4,959
Gain on derivatives – Interest rate swaps	—	—	2,968
Gain on derivatives – Cross currency interest rate swaps	—	4,144	3,856
Remeasurement to fair value of pre-existing interest in an acquiree	22,416	—	—
Other	7,501	1,875	6,784
Total	¥62,913	¥52,093	¥46,549

Finance Expenses:
Interest expense
Interest expense on financial debt	¥100,393	¥98,710	¥112,800
Interest expense on lease liabilities	16,580	20,826	24,511
Total interest expense	116,973	119,535	137,311
Loss on derivatives – Virtual power purchase agreement	6,843	3,393	5,311
Loss on foreign currency exchange, net	14,205	44,665	7,213
Hyperinflation effect expense	12,256	18,160	10,565
Other	19,421	34,096	49,665
Total	¥169,698	¥219,850	¥210,065
For the year ended March 31, 2025, ”Other” in finance expenses includes JPY 18,885 million of impairment of assets held for sale (Note 19).

7.    Income Taxes
Income Tax Expense (Benefit)
The composition of income tax expense (benefit) is as follows:

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Current tax expense	¥246,578	¥107,349	¥138,057
Deferred tax benefit	(188,526)	(198,755)	(71,116)
Total	¥58,052	¥(91,406)	¥66,941

Current tax expense includes the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects decreased current tax expense by JPY 17,529 million, JPY 4,952 million and JPY 4,654 million for the years ended March 31, 2023, 2024 and 2025, respectively. Current tax expense for the year ended March 31, 2025 includes Pillar Two global minimum tax expense of JPY 317 million.
Deferred tax benefit includes the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects increased deferred tax benefits by JPY 54,974 million, JPY 32,290 million and JPY 19,542 million for the years ended March 31, 2023, 2024 and 2025, respectively.
Takeda is mainly subject to income taxes, inhabitant tax, and deductible enterprise tax in Japan. The statutory tax rate calculated based on these taxes is 30.6% for the years ended March 31, 2023, 2024 and 2025.
The following is a reconciliation from income tax expense at Takeda's domestic (Japanese) statutory tax rate to Takeda's income tax expense (benefit) reported for the year ended March 31:

	JPY (millions)
	2023	2024	2025
Profit before tax	¥375,090	¥52,791	¥175,084
Income tax expense at Takeda’s domestic (Japanese) statutory tax rate of 30.6%	114,703	16,143	53,541
Non-deductible expenses for tax purposes (1)	15,158	21,353	25,860
Changes in unrecognized deferred tax assets and deferred tax liabilities (2)	(21,791)	(3,512)	45,243
Tax credits	(26,676)	(30,654)	(28,371)
Differences in applicable tax rates of overseas subsidiaries (3)	(31,446)	(29,782)	(39,963)
Changes in tax effects of undistributed profit of overseas subsidiaries	6,174	(1,737)	10,282
Effect of changes in applicable tax rates and tax law (4)	2,482	(11,994)	(6,964)
Tax contingencies (5)	13,991	(83,784)	426
Effect of prior year items	(7,524)	(2,479)	3,305
Entity reorganizations/Divestments	(6,321)	33,469	2,880
Other	(698)	1,571	702
Income tax expense (benefit) reported for the year	¥58,052	¥(91,406)	¥66,941
(1) Amounts for the years ended March 31, 2023, 2024 and 2025 include the impact from intra territory eliminations, the pre-tax effect of which has been eliminated in arriving at Takeda’s consolidated income from continuing operations before income taxes. Additionally, amounts for the years ended March 31, 2023, 2024 and 2025 include non-deductible interest due to Japanese earnings stripping rules.
(2) Amounts for the years ended March 31, 2023, 2024 and 2025 include deferred tax expenses (benefits) associated with carried forward net operating losses. The amount for the year ended March 31, 2023 is driven by recognition of tax benefits from previously unrecognized tax losses as result of internal entity restructuring transactions. Amounts for the year ended March 31, 2025 includes JPY 21,600 million of deferred tax expense related to derecognition of previously recognized interest expense carryforwards under Japanese earnings stripping rules.
(3) Amounts for the years ended March 31, 2023, and 2024 include unitary and minimum taxes on overseas subsidiaries. Amount for the year ended 2025 includes unitary, minimum and Pillar Two taxes on overseas subsidiaries.
(4) Amounts for the year ended March 31, 2024 includes JPY 4,206 million deferred tax expense related to US state law change and JPY 16,200 million deferred tax benefit relating to extension of the carryforward period relating to Japanese earnings stripping rules. Amounts for the year ended March 31, 2025 includes JPY 5,809 million deferred tax benefit related to US state law changes and JPY 1,155 million deferred tax benefit related to the change in Japan's enacted tax rate (from 30.6% to 31.5%) for years beginning April 1, 2026.
(5) Tax benefit for the year ended March 31, 2024 is from favorable resolutions of tax contingencies including JPY 63,547 million relating to the settlement with Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014.

The decrease in Takeda’s income tax expense between the years ended March 31, 2023 and 2024 was primarily due to lower pretax earnings as well as a tax expense reduction of JPY 63,547 million resulting from the reversal of the income taxes payable in excess of the settlement with the Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014. These decreases were partially offset by the tax charges from legal entity restructuring and the reassessment of recoverability of deferred tax assets.

The increase in Takeda’s income tax expense between the years ended March 31, 2024 and 2025 was primarily due to a tax expense reduction of JPY 63,547 million recorded during the fiscal year ended March 31, 2024 resulting from the reversal of the income taxes payable in excess of the settlement with Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014 and an increase in tax expenses due to the reassessment of recoverability of deferred tax assets as well as higher pretax earnings during the fiscal year ended March 31, 2025.
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
Deferred Taxes
Deferred tax assets and liabilities reported in the consolidated statements of financial position are as follows:

	JPY (millions) As of March 31
	2024	2025
Deferred tax assets	¥393,865	¥370,745
Deferred tax liabilities	(113,777)	(35,153)
Net deferred tax assets	¥280,088	¥335,592
The major items and changes in deferred tax assets and liabilities are as follows:

	JPY (millions)
	As of April 1, 2023	Recognized in profit or (loss)	Recognized in other comprehensive income	Other(1)	As of March 31, 2024
Research and development expenses	¥136,230	¥77,180	¥—	¥3,600	¥217,010
Inventories	110,911	20,482	—	7,009	138,402
Property, plant and equipment	(71,759)	9,249	—	(5,999)	(68,509)
Intangible assets	(452,594)	99,039	—	(36,715)	(390,270)
Financial assets measured at FVTOCI	(5,128)	—	(2,056)	(455)	(7,639)
Accrued expenses and provisions	165,043	7,469	—	13,081	185,593
Defined benefit plans	6,406	667	2,170	5,485	14,728
Deferred income	7,432	(1,955)	—	16	5,493
Unused tax losses	101,092	(15,970)	—	3,549	88,671
Tax credits	52,091	(11,230)	—	5,298	46,159
Investments in subsidiaries and associates	(36,838)	10,183	—	(146)	(26,801)
Cash flow hedges	38,480	2,227	(19,062)	—	21,645
Other	44,017	1,414	(3,171)	13,346	55,606
Total	¥95,383	¥198,755	¥(22,119)	¥8,069	¥280,088

	JPY (millions)
	As of April 1, 2024	Recognized in profit or (loss)	Recognized in other comprehensive income	Other(1)	As of March 31, 2025
Research and development expenses	¥217,010	¥53,732	¥—	¥9,816	¥280,558
Inventories	138,402	64,265	—	(10,788)	191,879
Property, plant and equipment	(68,509)	5,332	—	(1,839)	(65,016)
Intangible assets	(390,270)	65,032	—	(16,599)	(341,837)
Financial assets measured at FVTOCI	(7,639)	—	4,235	1,119	(2,285)
Accrued expenses and provisions	185,593	(75,010)	—	7,624	118,207
Defined benefit plans	14,728	(3,768)	2,231	375	13,566
Deferred income	5,493	(875)	—	41	4,659
Unused tax losses	88,671	(36,355)	—	2,973	55,289
Tax credits	46,159	(21,469)	—	2,664	27,354
Investments in subsidiaries and associates	(26,801)	17,595	—	(361)	(9,567)
Cash flow hedges	21,645	2,969	3,775	1,461	29,850
Other	55,606	(332)	(3,350)	(18,989)	32,935
Total	¥280,088	¥71,116	¥6,891	¥(22,503)	¥335,592
(1) Other consists primarily of foreign currency translation differences, reclassification of deferred tax assets and liabilities classified as held for sale and the tax impact of items charged directly to equity.
The aggregate amount of current and deferred tax related to items charged directly to equity for the years ended March 31, 2024 and 2025 was JPY 506 million and JPY 1,347 million, respectively.
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
The unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized are as follows:

	JPY (millions) As of March 31
	2024	2025
Unused tax losses	¥1,186,106	¥1,183,701
Deductible temporary differences	263,143	427,373
Unused tax credits	23,724	26,993
The unused tax losses and unused tax credits for which deferred tax assets were not recognized will expire as follows:

	JPY (millions) As of March 31
Unused tax losses	2024	2025
1st year	¥812	¥114
2nd year	85	1,278
3rd year	1,989	2,375
4th year	6,233	549,705
5th year	578,648	469,391
After 5th year	590,813	152,121
Indefinite	7,526	8,717
Total	¥1,186,106	¥1,183,701

	JPY (millions) As of March 31
Unused tax credits	2024	2025
Less than 5 years	¥3,901	¥3,715
5 years or more	19,823	23,278
Indefinite	—	—
Total	¥23,724	¥26,993
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax assets were not recognized were JPY 65,232 million and JPY 447,645 million as of March 31, 2024 and 2025, respectively.
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax liabilities were not recognized were JPY 532,960 million and JPY 578,601 million as of March 31, 2024 and 2025, respectively.
Changes in the amounts of unrecognized deferred tax assets and liabilities associated with investments in subsidiaries are primarily due to changes in temporary differences that had no impact on the consolidated statements of profit or loss.
8.    Earnings per Share
The basis for calculating basic and diluted earnings per share (“EPS”) (attributable to owners of the Company) is as follows:

	For the Year Ended March 31
	2023	2024	2025
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	¥317,017	¥144,067	¥107,928
Net profit used for calculation of earnings per share JPY (millions)	317,017	144,067	107,928
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	1,551,809	1,564,450	1,578,873
Dilutive effect (thousands of shares)	18,064	15,893	26,450
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	1,569,872	1,580,343	1,605,323

Earnings per share
Basic (JPY)	204.29	92.09	68.36
Diluted (JPY)	201.94	91.16	67.23
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
There were 814 thousand shares that are anti-dilutive stock options, and therefore not included in the calculation of diluted EPS for the fiscal years ended March 31, 2023, 2024, and 2025, respectively.

9.    Other Comprehensive Income (Loss)
Amounts arising during the year, reclassification adjustments to profit or loss, and tax effects for each component of other comprehensive income (loss) are as follows:

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Items that will not be reclassified to profit or loss:

Changes in fair value of financial assets measured at fair value through OCI:
Amounts arising during the year	¥(2,868)	¥4,365	¥(16,546)
Tax effects	214	(2,056)	4,235
Changes in fair value of financial assets measured at fair value through OCI	¥(2,654)	¥2,309	¥(12,311)

Remeasurement of defined benefit pension plans:
Amounts arising during the year	¥23,315	¥(7,172)	¥(9,277)
Tax effects	(5,563)	2,170	2,231
Remeasurement of defined benefit pension plans	¥17,752	¥(5,002)	¥(7,046)

Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations:
Amounts arising during the year	¥566,683	¥956,254	¥(153,790)
Reclassification adjustments to profit or (loss)	—	—	—
Before tax effects	566,683	956,254	(153,790)
Tax effects	52,090	12,588	445
Exchange differences on translation of foreign operations	¥618,773	¥968,842	¥(153,345)

Changes in fair value of financial assets measured at fair value through OCI:
Amounts arising during the year	¥(9,118)	¥(16,150)	¥(16,363)
Reclassification adjustments to profit or (loss)	9,118	16,150	16,363
Before tax effects	—	—	—
Tax effects	—	—	—
Changes in fair value of financial assets measured at fair value through OCI	¥—	¥—	¥—

Cash flow hedges:
Amounts arising during the year	¥56,437	¥171,059	¥3,627
Reclassification adjustments to profit or (loss)	(87,337)	(137,265)	(6,453)
Before tax effects	(30,900)	33,794	(2,826)
Tax effects	9,449	(10,338)	1,870
Cash flow hedges	¥(21,451)	¥23,456	¥(956)

Hedging cost:
Amounts arising during the year	¥(21,426)	¥12,392	¥18,663
Reclassification adjustments to profit or (loss)	(3,052)	(2,024)	(7,350)
Before tax effects	(24,478)	10,368	11,313
Tax effects	7,485	(3,171)	(3,350)
Hedging cost	¥(16,993)	¥7,197	¥7,963

Share of other comprehensive loss of investments accounted for using the equity method:
Amounts arising during the year	¥(892)	¥(1,793)	¥(145)
Reclassification adjustments to profit or (loss)	—	—	—
Before tax effects	(892)	(1,793)	(145)
Tax effects	—	—	—
Share of other comprehensive loss of investments accounted for using the equity method	¥(892)	¥(1,793)	¥(145)
Total other comprehensive income (loss) for the year	¥594,535	¥995,009	¥(165,841)

10.    Property, Plant and Equipment

	JPY (millions)
Acquisition cost	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2023	¥1,400,108	¥851,382	¥141,867	¥98,227	¥207,400	¥2,698,984
Additions and other increases	158,460	27,662	11,508	5	126,788	324,423
Transfers	26,434	39,784	10,803	—	(77,021)	—
Disposals and other decreases	(45,337)	(11,583)	(10,694)	(9)	(2,817)	(70,440)
Reclassification to assets held for sale (Note 19)	(9,188)	(6,236)	(483)	(597)	(53)	(16,558)
Foreign currency translation differences	148,576	80,936	11,946	8,220	24,391	274,069
As of March 31, 2024	¥1,679,054	¥981,944	¥164,945	¥105,845	¥278,689	¥3,210,478
Additions and other increases	37,969	22,271	10,480	—	154,435	225,155
Transfers	36,236	48,722	13,185	68	(98,211)	—
Disposals and other decreases	(36,322)	(29,931)	(5,668)	(0)	(7,325)	(79,245)
Reclassification to assets held for sale (Note 19)	(22,552)	(15,493)	(346)	(399)	(12)	(38,803)
Foreign currency translation differences	(22,509)	(12,205)	(2,539)	(1,172)	(5,920)	(44,345)
As of March 31, 2025	¥1,671,876	¥995,309	¥180,056	¥104,342	¥321,656	¥3,273,239

Accumulated depreciation and accumulated impairment losses
As of April 1, 2023	¥(419,530)	¥(486,618)	¥(98,207)	¥(243)	¥(3,156)	¥(1,007,755)
Depreciation expenses	(80,067)	(71,588)	(18,684)	—	—	(170,339)
Impairment losses	(1,082)	(4,039)	(781)	—	(9,552)	(15,454)
Disposals and other decreases	22,173	8,682	10,127	—	1,210	42,192
Reclassification to assets held for sale (Note 19)	7,961	5,353	419	—	—	13,733
Foreign currency translation differences	(36,879)	(37,869)	(8,058)	(30)	(242)	(83,078)
As of March 31, 2024	¥(507,425)	¥(586,080)	¥(115,184)	¥(273)	¥(11,739)	¥(1,220,701)
Depreciation expenses	(86,344)	(66,372)	(20,676)	—	—	(173,392)
Impairment losses	(498)	(830)	(116)	—	(3,333)	(4,778)
Disposals and other decreases	19,132	24,985	5,341	—	2,840	52,298
Reclassification to assets held for sale (Note 19)	14,087	11,642	192	47	—	25,968
Foreign currency translation differences	6,892	6,541	1,974	3	166	15,575
As of March 31, 2025	¥(554,156)	¥(610,114)	¥(128,469)	¥(223)	¥(12,068)	¥(1,305,030)

	JPY (millions)
Carrying amount	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2023	¥980,578	¥364,763	¥43,660	¥97,983	¥204,245	¥1,691,229
As of March 31, 2024	1,171,629	395,865	49,761	105,572	266,950	1,989,777
As of March 31, 2025	1,117,720	385,195	51,587	104,119	309,589	1,968,209

Leases
The changes in acquisition cost of property, plant and equipment for the years ended March 31, 2024 and 2025 include the following changes in ROU assets:

	JPY (millions)
Acquisition cost of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2023	¥573,585	¥16,818	¥320	¥590,724
Additions and other increases	136,969	7,950	31	144,950
Disposals and other decreases	(36,468)	(4,840)	(33)	(41,341)
Reclassification to assets held for sale (Note 19)	(408)	(38)	(127)	(573)
Foreign currency translation differences	68,220	1,988	20	70,228
As of March 31, 2024	¥741,898	¥21,880	¥211	¥763,989
Additions and other increases	18,118	6,867	—	24,986
Disposals and other decreases	(32,499)	(4,677)	(110)	(37,286)
Foreign currency translation differences	(10,687)	(795)	(2)	(11,484)
As of March 31, 2025	¥716,831	¥23,275	¥98	¥740,204
The changes in accumulated depreciation and accumulated impairment losses for the years ended March 31, 2024 and 2025 include the following changes in accumulated depreciation and accumulated impairment losses related to ROU assets:

	JPY (millions)
Accumulated depreciation and accumulated impairment losses of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2023	¥(172,149)	¥(8,037)	¥(264)	¥(180,450)
Depreciation expenses	(45,635)	(5,286)	(33)	(50,954)
Disposals and other decreases	17,251	4,221	33	21,505
Reclassification to assets held for sale (Note 19)	405	38	120	562
Foreign currency translation differences	(20,368)	(865)	(16)	(21,249)
As of March 31, 2024	¥(220,496)	¥(9,930)	¥(160)	¥(230,586)
Depreciation expenses	(44,571)	(6,065)	(19)	(50,656)
Disposals and other decreases	14,587	3,741	109	18,437
Foreign currency translation differences	3,738	352	2	4,092
As of March 31, 2025	¥(246,742)	¥(11,902)	¥(68)	¥(258,712)

The carrying amount of property, plant and equipment includes the carrying amount of following ROU assets:

	JPY (millions)
Carrying amount of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2023	¥401,437	¥8,781	¥56	¥410,274
As of March 31, 2024	521,403	11,950	51	533,403
As of March 31, 2025	470,089	11,373	30	481,492

Takeda recognized expenses related to leases not included in the measurement of the lease liabilities as follows:

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Expense relating to short-term leases	¥4,521	¥4,312	¥4,160
Expense relating to leases of low-value assets that are not short-term leases expenses	1,255	887	493
Expense relating to variable lease payments	4,794	10,954	11,250
Total expenses not included in lease liabilities	¥10,570	¥16,152	¥15,904
Total cash outflow for leases not included in lease liabilities	¥10,570	¥16,152	¥15,904

The total cash outflow for leases on lease liabilities for the years ended March 31, 2023, 2024 and 2025 was JPY 59,981 million, JPY 75,412 million and JPY 69,685 million, respectively. Also, the total future cash outflow for leases not yet commenced to which Takeda is committed for the year ended March 31, 2025 is JPY 221,192 million.
Impairment
Takeda recognized the following impairment losses for property, plant and equipment, which are reflected as follows, in the consolidated statements of profit or loss:

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Cost of sales	¥(375)	¥(6,225)	¥(1,485)
Selling, general and administrative expenses	(75)	—	(34)
Research and development expenses	—	(1,307)	(1)
Other operating expenses	(1,881)	(7,923)	(3,257)
Total	¥(2,331)	¥(15,454)	¥(4,778)
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

11.    Goodwill

	JPY (millions)
	For the Year Ended March 31
	2024	2025
Acquisition cost
As of beginning of the year	¥4,790,723	¥5,410,067
Reclassification to assets held for sale (Note 19)	(6,626)	(6,999)
Foreign currency translation differences and others	625,970	(78,637)
As of end of the year	¥5,410,067	¥5,324,430

Carrying amount
As of beginning of the year	¥4,790,723	¥5,410,067
As of end of the year	5,410,067	5,324,430
Impairment Testing of Goodwill
For the years ended March 31, 2024 and 2025, respectively, goodwill was tested for impairment at the single operating segment level (one CGU), which is the level at which goodwill is monitored for internal management purposes. Impairment loss for goodwill is recognized if the recoverable amount of goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal, or value in use of the CGU.
For the years ended March 31, 2023, 2024 and 2025, respectively, Takeda did not record an impairment loss for goodwill as a result of the impairment testing performed as of January 1.
For the years ended March 31, 2024 and 2025, the recoverable amount of goodwill was assessed based on fair value less costs of disposal. The fair value less costs of disposal was determined by discounting the estimated future cash flows based on a 10-year projection using a terminal growth rate and a discount rate as well as deducting the estimated costs of disposal. The projection included the sales forecast related to certain products in the U.S. as the significant assumption, associated with product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market and loss of exclusivity. In setting the sales forecast, Takeda considered past experience, external sources of information, knowledge of competitor activity, and industry trends. The valuation methodology uses significant inputs which are not based on observable market data. Therefore, this fair value less costs of disposal is classified as level 3 in the fair value hierarchy.
Terminal growth rate and discount rate used in the discounted cash flow models for the impairment tests are as follows:

	For the Year Ended March 31
	2024	2025
Terminal growth rate	0.0%	0.0%
Discount rate (post-tax)	6.2%	5.8%
Terminal growth rate is based on management’s estimate of future long-term average growth rates. Discount rate is based on weighted average cost of capital (“WACC”) of Takeda.
The fair value less costs of disposal exceeded the carrying amount of the CGU, and a reasonable change in the assumptions used for the recoverable amount calculation would not result in an impairment.

12.     Intangible Assets

	JPY (millions)
Acquisition cost	Software	Intangible assets associated with products	Other	Total
As of April 1, 2023	¥219,559	¥7,324,072	¥11,839	¥7,555,471
Additions and other increases	47,179	124,878	206	172,263
Disposals and other decreases	(4,885)	(57,869)	(149)	(62,903)
Reclassification to assets held for sale (Note 19)	(266)	(33,052)	—	(33,318)
Foreign currency translation differences	27,529	942,404	48	969,980
As of March 31, 2024	¥289,116	¥8,300,433	¥11,944	¥8,601,492
Additions and other increases	38,769	55,345	134	94,248
Disposals and other decreases	(4,048)	(15,453)	(116)	(19,617)
Reclassification to assets held for sale (Note 19)	(95)	(11,108)	—	(11,204)
Foreign currency translation differences	(4,424)	(122,279)	(9)	(126,712)
As of March 31, 2025	¥319,318	¥8,206,937	¥11,953	¥8,538,208

Accumulated amortization and accumulated impairment losses
As of April 1, 2023	¥(96,220)	¥(3,189,051)	¥(542)	¥(3,285,813)
Amortization	(32,587)	(521,998)	(83)	(554,668)
Impairment losses	(3,126)	(166,278)	—	(169,405)
Reversal of impairment losses	—	35,686	—	35,686
Disposals and other decreases	4,614	57,838	11	62,462
Reclassification to assets held for sale (Note 19)	203	26,558	—	26,761
Foreign currency translation differences	(12,366)	(429,462)	(5)	(441,833)
As of March 31, 2024	¥(139,483)	¥(4,186,707)	¥(620)	¥(4,326,810)
Amortization	(40,414)	(548,660)	(113)	(589,187)
Impairment losses	(556)	(95,047)	—	(95,602)
Disposals and other decreases	3,081	15,283	20	18,384
Reclassification to assets held for sale (Note 19)	63	11,108	—	11,171
Foreign currency translation differences	2,538	72,858	1	75,397
As of March 31, 2025	¥(174,771)	¥(4,731,164)	¥(713)	¥(4,906,647)

Carrying amount
As of April 1, 2023	¥123,340	¥4,135,020	¥11,297	¥4,269,657
As of March 31, 2024	149,632	4,113,726	11,324	4,274,682
As of March 31, 2025	144,547	3,475,773	11,240	3,631,560
There were no material internally generated intangible assets recorded in the consolidated statements of financial position.

The intangible assets associated with products are comprised of the following:

	JPY (millions)
	Marketed products	In-process R&D	Carrying amount
As of April 1, 2023	¥3,164,380	¥970,640	¥4,135,020
As of March 31, 2024	3,148,680	965,045	4,113,726
As of March 31, 2025	2,556,431	919,342	3,475,773
Marketed products mainly represent license rights associated with commercialized products. In-process R&D mainly represents products in development and license rights obtained in connection with Takeda’s collaborations, in-licensing agreements and others. These agreements relate to the right to sell products that are being developed (Note 13).
The table below provides information about significant intangible assets.

		JPY (millions) Carrying amount		Remaining amortization period
		As of March 31		As of March 31
		2024	2025	2025
Immunoglobulins	Marketed products	¥795,903	¥710,287	10 Years
Zasocitinib (TAK-279)	In-process R&D	613,329	609,329	-
TAKHZYRO	Marketed products	562,434	496,676	9 Years
ADVATE & ADYNOVATE/ADYNOVI	Marketed products	269,275	220,595	5 Years
ALUNBRIG	Marketed products	212,376	163,329	6 Years
VYVANSE/ELVANSE	Marketed products	223,589	95,566	1 Year
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
During the year ended March 31, 2023, Takeda recorded impairment losses of JPY 57,341 million, primarily resulting from a decision to terminate development of GI products, a decision to terminate a collaboration agreement of an oncology product, and a decision to discontinue manufacturing of a rare diseases product. The recoverable amount of the impaired assets amounted to JPY 20,545 million.
During the year ended March 31, 2024, Takeda recorded impairment losses of JPY 169,405 million, primarily resulting from JPY 73,979 million impairment losses for ALOFISEL (for complex Crohn's perianal fistulas) following topline results of the phase 3 ADMIRE-CD Ⅱ trial, JPY 28,477 million impairment charges for EXKIVITY (for the treatment of non-small cell lung cancer) following a decision to initiate a voluntary withdrawal globally, and impairment charges for certain assets related to in-process R&D assets including those related to TAK-007 and modakafusp alfa (TAK-573) in Oncology as results of decisions to terminate those programs. There were no recoverable amounts of the impaired assets. This was offset by a reversal of impairment losses of JPY 35,686 million related to EOHILIA (TAK-721), a therapy for eosinophilic esophagitis (EoE), following its approval by the U.S. Food and Drug Administration (FDA).
During the year ended March 31, 2025, Takeda recorded impairment losses of JPY 95,602 million, primarily resulting from the decision to terminate the acquired development of oncology products and the results of studies for the neuroscience products. The recoverable amount of the impaired assets amounted to JPY 163,392 million.
These losses are recognized mainly in amortization and impairment losses on intangible assets associated with products in the consolidated statements of profit or loss.

Impairment losses were calculated by deducting the recoverable amount from the carrying amount.
For the year ended March 31, 2023, the recoverable amount was calculated at value in use and the significant assumptions used are as follows:

	Discount rate (Post-tax)	Discount rate (Pre-tax)
For the year ended March 31, 2023	6.5% - 22.0%	8.6% - 27.5%
For the years ended March 31, 2024 and 2025, the recoverable amount was measured at fair value less costs of disposal. This fair value is classified as Level 3 in the fair value hierarchy. The discount rates (post-tax) used for the measurement for the years ended March 31, 2024 and 2025 were 7.2% and 5.8%, respectively.
13.    Collaborations, Licensing Arrangements, Other Asset Acquisitions, and Others
Takeda is a party to certain collaborations, in-licensing agreements, out-licensing arrangements, other asset acquisitions, and others.
Out-licensing agreements
Takeda has entered into various licensing arrangements where it has licensed certain products or intellectual property rights for consideration such as up-front payments, equity interest of partners, milestone payments (development, regulatory approval, launch, and commercial/sales), and/or sales-based royalty payments. The receipt of the variable considerations related to these substantive milestones is uncertain and contingent on the achievement of certain development milestones or the achievement of a specified level of annual net sales by the licensee.
Collaborations, in-licensing arrangements, and other asset acquisitions
These agreements generally provide for commercialization rights to a product or products being developed by the partner, and in exchange, often resulted in an up-front payment being paid upon execution of the agreement and resulted in an obligation that may require Takeda to make future development, regulatory approval, launch, and commercial/sales milestone payments as well as sales-based royalty payments. In some of these arrangements, Takeda and the licensee are both actively involved in the development and commercialization of the licensed products and have exposure to risks and rewards that are dependent on its commercial success. Other asset acquisitions include acquisitions of legal entities that do not qualify as business combinations under IFRS3, such as acquisitions of entities where the value of these acquired entities largely consists of the rights to a single product or group of products.
Under the terms of these collaborations, in-licensing arrangements, and other asset acquisitions, Takeda made the following payments:

	JPY (millions)
	For the Year Ended March 31
	2023	2024	2025
Initial up-front payments, milestone payments, and other asset acquisitions	¥676,156	¥124,878	¥87,129
Acquisition of shares of collaboration and in-licensing partners	494	2,050	12,268
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
AC Immune SA ("AC Immune")
In May 2024, Takeda entered into an exclusive, worldwide option and license agreement with AC Immune for AC Immune’s active immunotherapies targeting toxic forms of amyloid beta (Abeta), including ACI-24.060 for the treatment of Alzheimer’s disease. Under the terms of the agreement, Takeda made an upfront payment of USD 100 million to AC Immune in May 2024. AC Immune will be eligible to receive an option exercise fee and additional potential development, commercial and sales-based milestones of up to approximately USD 2,100 million if all related milestones are achieved over the course of the agreement. In addition, upon commercialization, AC Immune will be entitled to receive tiered double-digit royalties on worldwide net sales.
Ascentage Pharma Group International ("Ascentage Pharma")
In June 2024, Takeda signed an option agreement with Ascentage Pharma to enter into an exclusive license agreement for olverembatinib. Under the terms of this agreement, Takeda made an option payment of USD 100 million and made a minority equity investment in Ascentage Pharma in July 2024. Ascentage Pharma will be eligible for an option exercise fee and additional potential milestone and royalty payments if Takeda exercises the option to license olverembatinib, with the exercise of the option being subject to customary regulatory approvals.
Keros Therapeutics, Inc. (“Keros Therapeutics”)
In December 2024, Takeda entered into an exclusive licensing agreement with Keros Therapeutics to further develop, manufacture and commercialize elritercept worldwide outside of mainland China, Hong Kong and Macau. Under the terms of the agreement, Takeda made an upfront payment of USD 200 million in February 2025. Keros Therapeutics will be eligible to receive potential payments relating to regulatory, development and commercial sales milestones, as well as royalties on net sales.
The following is a description of Takeda’s significant collaborations, and in-licensing agreements, and other asset acquisitions which Takeda completed during the fiscal year ended March 31, 2025.
Wave Life Sciences, Inc. (“Wave”)
In February 2018, Takeda entered into an agreement with Wave to discover, develop and commercialize nucleic acid therapies for disorders of the central nervous system (CNS). Under the agreement, Takeda had the option to co-develop and co-commercialize WVE-003 which includes programs in areas of Huntington’s disease, amyotrophic lateral sclerosis, frontotemporal dementia, and spinocerebellar ataxia type 3. In addition, Takeda had the right to license multiple preclinical programs targeting CNS disorders, including Alzheimer’s disease and Parkinson’s disease.
In October 2024, Takeda made the decision not to exercise the multi-program option to co-develop and co-commercialize WVE-003. As a result of this decision, the collaboration with Wave has completed. The impact on the consolidated financial statements from the completion of the partnership was not material.

Other R&D Related Agreements
Blackstone Life Sciences (“BXLS”)
In March 2025, Takeda entered into a development funding agreement with BXLS for mezagitamab (TAK-079). Under this agreement, Takeda will receive up to a total of USD 300 million to co-fund Phase 3 trials of immune thrombocytopenia (ITP) and immunoglobulin A nephropathy (IgAN) from the fiscal year ending March 31, 2026, through the fiscal year ending March 31, 2029. Takeda will recognize the funding as a reduction of research and development expenses as incurred as there is sharing of risk and costs of the Phase 3 trial with BXLS. BXLS is eligible to receive regulatory approval milestone payments of up to USD 240 million and cumulative sales milestone payments of up to USD 300 million if all related milestones are achieved. These milestone payments will be capitalized as intangible assets associated with products which are amortized on a straight-line method over the estimated useful life. Additionally, upon commercialization, BXLS will be entitled to receive royalties on U.S. sales. Royalties will be recorded in cost of sales as incurred. After regulatory approval, Takeda has the option to buy-out its remaining sales milestone payments and royalty obligations for the funding provided by BXLS. In a case where Takeda chooses to exercise the buy-out option, the payment will be capitalized as intangible assets associated with products which are amortized on a straight-line method over the estimated useful life. If Takeda terminates the agreement, BXLS has an option to acquire or license mezagitamab from Takeda at fair value.
14.    Investments Accounted for Using the Equity Method
Financial information for associates accounted for using the equity method is as follows:
These amounts are based on the ownership interests of Takeda.

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Net profit (loss) for the year	¥(8,630)	¥6,473	¥(3,986)
Other comprehensive income (loss)	(892)	(1,793)	(145)
Total comprehensive income (loss) for the year	¥(9,522)	¥4,681	¥(4,131)
The carrying amount of the investments in associates accounted for using the equity method is as follows:

	JPY (millions) As of March 31
	2024	2025
Carrying amount of investments accounted for using the equity method	¥89,831	¥10,802
15.    Other Financial Assets

	JPY (millions) As of March 31
	2024	2025
Derivative assets (Note 27)	¥120,223	¥84,369
Investment in convertible notes at fair value through P&L (Note 27)	13,459	10,424
Investment in debt instruments (Note 27)	1,113	91,348
Investment in equity instruments at fair value through OCI (Note 27)	182,887	151,687
Financial assets associated with contingent consideration arrangements (Note 27)	12,293	10,197
Other	25,892	23,576
Total	¥355,866	¥371,600
Non-current	¥340,777	¥351,124
Current	¥15,089	¥20,476
As of March 31, 2024 and 2025, equity instruments included JPY 93,962 million and JPY 78,073 million, respectively, of investments in public companies. These are considered Level 1 in the fair value hierarchy as defined in Note 27. The remainder of the equity instruments primarily relates to investments acquired in connection with collaborations and licensing agreements (Note 13) and are considered Level 3 investments in the fair value hierarchy.
As of March 31, 2024 and 2025, financial assets associated with contingent consideration arrangements are assets mainly recognized in relation to the divestiture of XIIDRA (Note 27) and are considered Level 3 investments in the fair value hierarchy.

16.    Inventories

	JPY (millions) As of March 31
	2024	2025
Finished products and merchandise	¥349,590	¥323,513
Work-in-process	522,667	552,200
Raw materials and supplies	337,612	341,636
Total	¥1,209,869	¥1,217,349
The amount of inventory write-downs recognized was JPY 18,392 million, JPY 26,335 million, and JPY 40,203 million for the years ended March 31, 2023, 2024 and 2025 respectively, and was included in cost of sales.
17.    Trade and Other Receivables

	JPY (millions) As of March 31
	2024	2025
Trade receivables	¥718,675	¥770,896
Other receivables	55,964	58,050
Impairment loss allowance	(8,376)	(9,763)
Chargebacks and other allowances	(97,860)	(109,718)
Total	¥668,403	¥709,465
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
Trade and other receivables due from customers that Takeda has the option to factor are classified as investments in debt instruments measured at FVTOCI since they are held to collect and sell. As of March 31, 2024 and 2025, trade and other receivables measured at FVTOCI were JPY 83,734 million and JPY 65,568 million, respectively.
18.    Cash and Cash Equivalents

	JPY (millions) As of March 31
	2024	2025
Cash and deposits	¥205,190	¥233,742
Short-term investments	252,611	151,371
Total	¥457,800	¥385,113
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
Gains or losses recognized from measuring the assets or disposal groups (excluding those related to associates) classified as held for sale at the lower of their carrying amounts or fair value less costs to sell are recorded as other operating income or expenses.

Assets Held for Sale
During the fiscal year ended March 31, 2025, Takeda decided to enter into discussions with Teva Pharmaceutical Industries Ltd. to dissolve a joint venture business in Japan primarily focused on generic medicines and long-listed products. Following the decision, Takeda reclassified all of its outstanding shares in its associate, Teva Takeda Pharma Ltd., to assets held for sale and recorded an impairment loss of JPY 18,885 million in financial expenses (Note 6). Upon the completion of the transfer in March 2025, Takeda received the proceeds from the sale of shares in the associate of JPY 56,525 million, including JPY 50,806 million of dividends received, and this amount comprised the majority of Takeda’s proceeds from sales of shares in associates in the consolidated statement of cash flows of JPY 57,691 million for the fiscal year ended March 31, 2025. Takeda also recognized JPY 1,727 million in revenue and JPY 3,823 million in other operating income (Note 5) due to the realization of the unrealized profit from past transactions.
Disposal Groups Held for Sale

	JPY (millions) As of March 31
	2024	2025
Property, plant and equipment	¥3,162	¥6,259
Goodwill	3,745	7,011
Intangible assets	62	33
Inventories	1,242	95
Trade and other receivables	767	—
Deferred tax assets	347	—
Other assets	13	—
Total assets	¥9,337	¥13,397

Trade and other payables	¥660	¥—
Deferred tax liabilities	307	—
Other liabilities	442	—
Total liabilities	¥1,410	¥—
The disposal groups held for sale consisted of the following and their associated fair value is classified as Level 3 in the fair value hierarchy as of March 31, 2024.
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

The disposal groups held for sale consisted of the following and their associated fair value is classified as Level 3 in the fair value hierarchy as of March 31, 2025.
•The assets such as property, plant and equipment related to a manufacturing site in Orth, Austria was classified as held for sale as a result of a transfer agreement Takeda entered into. The transfer was completed in May 2025.
•Following an agreement Takeda entered into to transfer business operations related to MEPACT, Takeda classified the assets, including goodwill allocated to the business, as held for sale. The transfer was completed in May 2025.
•Takeda entered into an agreement to transfer business operations related to non-core products in the Middle East and North Africa regions and classified the corresponding goodwill as held for sale. The transfer was completed in June 2025.

During the fiscal year ended March 31, 2025, Takeda recognized a divestiture gain in other operating income (Note 5) upon the completion of transfer of the manufacturing operation of TACHOSIL and the proceeds from this divestiture are reflected in Takeda’s proceeds from sales of business (net of cash and cash equivalents divested) in the consolidated statements of cash flows of JPY 20,556 million for the fiscal year ended March 31, 2025.

When disposal groups were classified as held for sale, Takeda recorded an impairment loss of JPY 4,693 million, JPY 1,685 million and JPY 6,812 million in other operating expenses (Note 5) during the year ended March 31, 2023, 2024 and 2025, respectively.

20.    Bonds and Loans

	JPY (millions) As of March 31
	2024	2025
Bonds	¥4,092,879	¥4,190,632
Short-term loans	251	74,621
Long-term loans	750,622	250,012
Total	¥4,843,752	¥4,515,265
Non-current	¥4,476,501	¥3,966,326
Current	¥367,251	¥548,939
The composition of bonds is as follows:

Instrument		JPY (millions) Carrying amount			Maturity
	Principal amount in contractual currency (millions)	As of March 31, 2024	As of March 31, 2025	Interest rate (%)
2019 Hybrid bonds (subordinated bonds)	¥500,000	499,614	—	1.720% per annum through October 6, 2024 and 6 month LIBOR + margin (1.750 - 2.750%) thereafter	June 2079 (7)
2018 EUR Unsecured Senior Notes – fixed rate	€3,000	487,381	482,180	2.250 - 3.000%	November 2026 - November 2030
2018 USD Unsecured Senior Notes – fixed rate	$1,750	263,701	259,681	5.000%	November 2028
Unsecured Senior Notes Assumed in Shire Acquisition	$3,000 as of March 31, 2024 $1,500 as of March 31, 2025	439,725	219,033	3.200%	September 2026 (5)
Unsecured Senior Notes Assumed in Shire Acquisition	$1,301	198,116	195,295	4.000 - 5.250%	June 2025 - June 2045
2020 USD Unsecured Senior Notes – fixed rate	$7,000	1,053,742	1,037,021	2.050 - 3.375%	March 2030 - July 2060
2020 EUR Unsecured Senior Notes – fixed rate	€3,600	584,105	577,703	0.750 - 2.000%	July 2027 - July 2040
2021 JPY Unsecured Senior Bonds – fixed rate	¥250,000	249,495	249,561	0.400%	October 2031
2024 Hybrid bonds (subordinated bonds)	¥460,000	—	457,983	1.934% per annum through June 25, 2029 and One-Year JGB interest rate + margin (1.400 - 2.400%) thereafter	June 2084 (1)(3)
2024 USD Unsecured Senior Notes – fixed rate	$3,000	—	442,175	5.300 - 5.800%	July 2034 - July 2064 (4)
Commercial Paper	¥317,000 as of March 31, 2024 ¥270,000 as of March 31, 2025 (9)	317,000	270,000	—	April 2025 - June 2025
Total		¥4,092,879	¥4,190,632

The composition of loans is as follows:

Instrument		JPY (millions) Carrying amount			Maturity
	Principal amount in contractual currency (millions)	As of March 31, 2024	As of March 31, 2025	Interest rate (%)
2016 Syndicated Loans	¥100,000	100,000	—	0.300%	April 2026 (8)
2017 Syndicated Loans	¥113,500	113,500	—	0.350%	April 2027 (8)
2017 USD Syndicated Loans	$1,500	227,018	—	6 months Term SOFR + 0.42826% + 0.500%	April 2027 (8)
2023 Syndicated Loans	¥100,000	100,000	—	0.679%	April 2030 (8)
Bilateral Loans	¥210,000	210,000	210,000	0.190 - 1.046%	April 2025 - April 2031 (2)
2025 USD Bilateral Loan	$500	—	74,505	4.71492%	April 2025
2024 Syndicated Hybrid Loans (Subordinated Loans)	¥40,000	—	40,000	6 months TIBOR＋margin (1.350% - 2.350%)	October 2084 (1)(6)
Other		355	128
Total		¥750,873	¥324,633
(1) The Hybrid Bonds are callable on or after June 25, 2029 and the Hybrid Loan is prepayable on or after October 3, 2029.

On April 25, 2024, Takeda repaid JPY 50,000 million in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of JPY 50,000 million maturing on April 25, 2031(2). Following this, on June 25, 2024, Takeda issued 60-year Unsecured Hybrid Bonds with an aggregate principal amount of JPY 460,000 million and a maturity date of June 25, 2084(3).
On July 5, 2024, Takeda issued USD 3,000 million (principal amount) in Unsecured U.S. Dollar-Denominated Senior Notes with maturity dates ranging from July 5, 2034 to July 5, 2064(4). The proceeds of the USD bond issuance were efficiently deployed to fund a tender offer to redeem USD 1,500 million (principal amount) in Unsecured Senior Notes on July 12, 2024 in advance of their original maturity in September 2026(5), with the balance of proceeds deployed towards the reduction of Commercial Paper drawings in July 2024.
On October 3, 2024, Takeda drew down a Syndicated Hybrid Loan with an aggregate principal amount of JPY 40,000 million and a maturity date of October 3, 2084(6). The proceeds of the Syndicated Hybrid Loan, together with the proceeds of the Hybrid Bonds issued on June 25, 2024 were deployed towards the redemption of JPY 500,000 million (principal amount) in Hybrid Bonds issued in June 2019 on October 6, 2024, in advance of their original maturity of June 6, 2079(7).
On March 31, 2025, Takeda prepaid JPY 313,500 million and USD 1,500 million (principal amounts) in Syndicated Loans in advance of their original maturity dates ranging from April 27, 2026 to April 26, 2030(8). To repay the Syndicated Loans, Takeda used cash on hand, Short Term Loan with an aggregated principal amount of USD 500 million, which was drawn down on March 31, 2025, as well as Short Term Commercial Paper drawings. The principal amount of Commercial Paper drawings outstanding was JPY 270,000 million as at March 31, 2025(9).

In September 2019, Takeda reached an agreement on a commitment facility of JPY 700,000 million with various Japanese and non-Japanese banks. The commitment facility has a maturity of September 2026 and is available for general business use. There were no drawdowns on the JPY 700,000 million commitment facility as of March 31, 2024 and 2025, respectively.

This commitment facility contains certain financial covenants, one of which requires Takeda’s ratio of consolidated Adjusted Net Debt to Adjusted EBITDA, as defined in the facility agreement, for the previous twelve-month period to not surpass certain levels as of March 31 and September 30 of each year. Takeda was in compliance with all financial covenants as of March 31, 2024 and 2025, respectively.

In 2017, Takeda entered into USD to JPY cross currency interest rate swap agreements to fix the USD to JPY cross currency interest rate for USD 925 million of the floating rate 2017 USD Syndicated Loans. In respect of the remaining USD 575 million of the floating rate 2017 USD Syndicated Loans, Takeda entered into an interest rate swap agreement to fix the applicable interest rate. Furthermore, in 2020, Takeda entered into USD to JPY cross currency interest rate swaps of USD 5,750 million in respect of USD 1,750 million of the fixed rate 2018 USD Unsecured Senior Notes and USD 4,000 million of the fixed rate 2020 USD Unsecured Senior Notes. During the fiscal year ended March 31, 2025, cross currency interest rate swaps of USD 925 million entered in 2017 were terminated, and Takeda entered into new cross currency interest rate swaps of same amount and terms in May 2024. On March 31, 2025, all interest rate swap entered in 2017 and all cross currency interest rate swaps entered in 2024 were terminated due to the early repayment of USD Syndicated Loans of USD 1,500 million.

21.    Other Financial Liabilities

	JPY (millions) As of March 31
	2024	2025
Derivative liabilities (Note 27)	¥25,108	¥16,528
Lease liabilities (Note 27)	619,639	573,325
Financial liabilities associated with programs to sell certain receivables	79,062	67,223
Financial liabilities associated with contingent consideration arrangements (Note 27)	7,772	4,362
Other	99,673	108,582
Total	¥831,254	¥770,020
Non-current	¥687,833	¥550,900
Current	¥143,421	¥219,120
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
In addition, during the fiscal year ended March 31, 2025, a pension buyout was implemented for a certain retirement pension plan with participants in multiple U.S. subsidiaries. As a result, an insurance company assumed the defined benefit obligation and the plan assets at an amount that includes fees and other charges added to the obligation with the plan assets. The insurance company is henceforth responsible for providing benefit payments to the plan participants. Consequently, the investment risk of the plan assets and the risk of increasing defined benefit obligations due to factors such as the longevity of beneficiaries have been eliminated for pension benefits to active employees, vested deferred members and retired employees under the plan. This pension buyout does not have a significant impact on the consolidated statement of profit or loss.

The amounts recognized in the consolidated statements of profit or loss and the consolidated statements of financial position are as follows:

Consolidated statements of profit or loss

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Japan	¥2,990	¥2,741	¥4,182
Foreign	13,782	15,956	13,925
Defined benefit costs	¥16,772	¥18,697	¥18,106
Consolidated statements of financial position

	JPY (millions) As of March 31, 2024
	Japan	Foreign	Total
Present value of defined benefit obligations	¥143,712	¥301,078	¥444,790
Fair value of plan assets	226,229	165,514	391,743
Effect of asset ceiling	63,422	—	63,422
Net defined benefit liabilities (assets)	¥(19,096)	¥135,564	¥116,469

Consolidated statements of financial position
Net defined benefit liabilities	¥8,317	¥135,564	¥143,882
Net defined benefit assets	27,413	—	27,413
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(19,096)	¥135,564	¥116,469

	JPY (millions) As of March 31, 2025
	Japan	Foreign	Total
Present value of defined benefit obligations	¥130,864	¥253,624	¥384,488
Fair value of plan assets	¥221,422	¥125,701	¥347,123
Effect of asset ceiling	78,717	—	78,717
Net defined benefit liabilities (assets)	¥(11,840)	¥127,922	¥116,083

Consolidated statements of financial position
Net defined benefit liabilities	¥7,462	¥127,967	¥135,429
Net defined benefit assets	19,302	44	19,346
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(11,840)	¥127,922	¥116,083
Net defined benefit assets were included in other non-current assets on the consolidated statements of financial position.

Defined benefit obligations
A summary of changes in present value of the defined benefit obligations for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31, 2024
	Japan	Foreign	Total
At beginning of the year	¥153,371	¥247,725	¥401,096
Current service cost	3,004	11,233	14,236
Interest cost	2,078	9,427	11,505
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	(341)	197	(143)
From changes in financial assumptions	(5,508)	11,387	5,879
Experience adjustments	426	(4,628)	(4,202)
Past service cost	—	(67)	(67)
Benefits paid	(9,318)	(12,939)	(22,257)
Contributions by the employees	—	4,610	4,610
Foreign currency translation differences	—	34,132	34,132
At end of the year	¥143,712	¥301,078	¥444,790

	JPY (millions) For the Year Ended March 31, 2025
	Japan	Foreign	Total
At beginning of the year	¥143,712	¥301,078	¥444,790
Current service cost	2,918	12,281	15,199
Interest cost	2,448	9,170	11,618
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	40	37	77
From changes in financial assumptions	(7,622)	(3,952)	(11,574)
Experience adjustments	696	7,006	7,701
Past service cost	1,535	(2,731)	(1,196)
Settlement(1)	—	(57,537)	(57,537)
Benefits paid	(12,701)	(17,053)	(29,754)
Contributions by the employees	—	5,053	5,053
Effect of business combinations and disposals	(161)	(95)	(256)
Foreign currency translation differences	—	366	366
At end of the year	¥130,864	¥253,624	¥384,488
(1) The defined benefit obligation for the fiscal year ended March 31, 2025, decreased due to the implementation of a pension buyout for a certain retirement pension plan with participants in multiple U.S. subsidiaries.
The remaining weighted average duration of the defined benefit obligations was 12.5 years and 12.1 years as of March 31, 2024 and 2025, respectively.
Significant actuarial assumptions used to determine the present value are as follows:

	Discount rate	Future salary increases
As of March 31, 2024
Japan	1.7%	—
Foreign	3.0%	3.1%
As of March 31, 2025
Japan	2.4%	—
Foreign	2.5%	3.0%

Takeda has cash balance plans and the future salary increases are not used to determine the present value of the defined benefit obligations for those plans. As of March 31, 2024 and 2025, future salary increases were not used to determine the present value of the defined benefit obligations related to all the defined benefit plans in Japan and certain plans in foreign countries.
A 0.5% change in these actuarial assumptions would affect the present value of defined benefit obligations at the end of the reporting period, while holding all other assumptions constant, by the amounts shown below:

	JPY (millions)
	Discount Rate		Future Salary Increases
	Change in assumption	Impact	Change in assumption	Impact
As of March 31, 2024
Japan	+0.50%	(8,414)	+0.50%	—
	-0.50%	9,092	-0.50%	—
Foreign	+0.50%	(17,458)	+0.50%	4,463
	-0.50%	19,599	-0.50%	(4,129)
As of March 31, 2025
Japan	+0.50%	(7,178)	+0.50%	—
	-0.50%	7,914	-0.50%	—
Foreign	+0.50%	(14,452)	+0.50%	4,871
	-0.50%	16,049	-0.50%	(4,397)
Plan assets
The defined benefit plans are independent of Takeda and funded only by contributions from Takeda. Takeda’s investment policies are designed to secure the necessary returns in the long-term within acceptable risk levels to ensure payments of pension benefits to eligible participants, including future participants. The acceptable risk level in the return rate on the plan assets is derived from a detailed study considering the mid- and long-term trends and the changes in income such as contributions and payments. Based on policies and studies, after consideration of issues such as the expected rate of return and risks, Takeda formulates a basic asset mix which aims at an optimal portfolio on a long-term basis with the selection of appropriate investment assets.
A summary of changes in fair value of plan assets for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31
	2024	2025
Balance at beginning of the year	¥345,630	¥391,743
Interest income on plan assets	7,527	8,574
Remeasurement of defined benefit plans Return on plan assets	15,923	1,164
Contributions by the employer	14,758	18,845
Contributions by the employees	4,610	5,053
Settlement(1)	—	(60,320)
Benefits paid	(15,161)	(18,826)
Foreign currency translation differences	18,457	890
Balance at end of the year	¥391,743	¥347,123
(1) Plan assets for the fiscal year ended March 31, 2025, decreased due to the implementation of a pension buyout for a certain retirement pension plan with participants in multiple U.S. subsidiaries.
Takeda expects to contribute JPY 10,168 million to the defined benefit plans for the year ending March 31, 2026.

The breakdown of fair value by asset class is as follows:

	JPY (millions) As of March 31
	2024		2025
	With quoted prices in active markets	No quoted prices in active markets	With quoted prices in active markets	No quoted prices in active markets
Equities:
Japan	¥11,796	¥2,803	¥10,531	¥2,315
Foreign	53,396	86,372	57,690	81,589
Bonds:
Japan	399	17,276	387	19,513
Foreign	33,153	79,251	33,014	33,246
Life insurance company general accounts	—	70,070	—	68,741
Cash and cash equivalent	10,951	—	11,070	—
Others	1,541	24,736	1,640	27,386
Total plan assets	¥111,236	¥280,507	¥114,332	¥232,791
Equities and bonds with no quoted prices in active markets include pooled funds that are primarily invested in listed securities on active markets. Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on a pooled basis.
Changes in effect of asset ceiling for the periods presented are as follows:

	JPY (millions) For the Year Ended March 31
	2024	2025
Balance at beginning of the year	¥41,311	¥63,422
Interest income	549	1,059
Remeasurement Changes in effect of asset ceiling	21,561	14,237
Balance at end of the year	¥63,422	¥78,717
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
The amount of defined contribution costs was JPY 46,446 million, JPY 60,521 million, and JPY 52,692 million for the years ended March 31, 2023, 2024, and 2025, respectively. These amounts include contributions to publicly provided plans.
Other Employee Benefit Expenses
Major employee benefit expenses other than retirement benefits for each fiscal year are as follows:

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Salary	¥573,080	¥688,316	¥701,775
Bonuses	133,792	161,821	174,576
Other	237,857	274,094	266,491
The above table excludes severance and other personnel expenses related to restructuring, as detailed in Note 23.

23.    Provisions
The movements in the provisions are as follows:

	JPY (millions)
	Litigation (Note 32)	Restructuring	Rebates and return reserves	Other	Total
As of April 1, 2023	¥64,290	¥8,951	¥465,214	¥25,874	¥564,329
Increases	54,679	14,326	956,682	10,864	1,036,551
Decreases (utilized)	(93,016)	(10,716)	(993,456)	(12,106)	(1,109,294)
Decreases (reversed)	(6,864)	(1,664)	(30,307)	(5,734)	(44,568)
Foreign currency translation differences	3,253	1,205	85,127	2,191	91,775
As of March 31, 2024	¥22,342	¥12,102	¥483,259	¥21,089	¥538,793
Increases	7,181	41,794	871,225	39,848	960,049
Decreases (utilized)	(16,959)	(29,976)	(799,841)	(16,829)	(863,606)
Decreases (reversed)	(63)	(8,609)	(42,854)	(750)	(52,275)
Foreign currency translation differences	(40)	(1,316)	(12,624)	(664)	(14,644)
As of March 31, 2025	¥12,462	¥13,995	¥499,165	¥42,695	¥568,317
The current portion of the provision is JPY 508,360 million, JPY 524,420 million and JPY 533,140 million as of April 1, 2023, March 31, 2024 and 2025, respectively. The non-current portion of the provision is JPY 55,969 million, JPY 14,373 million and JPY 35,177 million as of April 1, 2023, March 31, 2024 and 2025, respectively.
Restructuring
Takeda has various restructuring efforts in place during the years ended March 31, 2023, 2024 and 2025, in connection with the following:
•Integration of Shire - In the year ended March 31, 2023, Takeda directed various restructuring efforts following the Shire acquisition. The integration of Shire includes initiatives to consolidate systems, sites, and functions, and to optimize the workforce.
•Enterprise-wide efficiency program - Takeda implemented an enterprise-wide program in the fiscal year ended March 31, 2025, aimed at promoting business growth and improving profitability. This program includes increasing the agility and simplicity of our business organization, investing in digital, data, and technology to enhance productivity and efficiency across the organization, and implementing cost reductions and process improvements in supply chain and vendor management.
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
Restructuring expenses recorded for the fiscal years ended March 31, 2023, 2024 and 2025 are as follows:

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Cash:
Severance	¥10,605	¥13,685	¥62,595
Consulting fees	12,709	11,528	16,205
Other	33,601	48,622	44,784
Total	¥56,915	¥73,835	¥123,584
Non-Cash:
Depreciation and impairment	¥2,320	¥7,523	¥4,548
Total	¥59,234	¥81,358	¥128,133
Other restructuring expenses for the fiscal years ended March 31, 2023, 2024 and 2025 include personnel expenses of JPY 9,683 million, JPY 9,769 million, and JPY 16,353 million, respectively, and mainly related to retention bonus and salary of employees fully dedicated to restructuring programs. Also, other restructuring expenses for the fiscal year ended March 31, 2023 include expenses related to system optimization by the integration of Shire in digital transformation initiatives and those expenses for the fiscal year ended March 31, 2024 include expenses related to lease termination agreement to consolidate the offices for the purpose of maximizing organizational effectiveness.

Rebates and Returns
Takeda has recognized a provision related mainly to sales rebates and returns for products and merchandises. The balances stated in the summary table above include provisions of JPY 253,832 million and JPY 241,704 million as of March 31, 2024 and 2025, respectively, for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. State and Federal government health programs, such as U.S. Medicaid and U.S. commercial managed care programs. These are expected to be paid out generally within one year. Return reserves are recorded primarily for credits expected to be issued to customers for certain expired product that will be returned. Sales rebates and sales returns reserves are reviewed and updated monthly or when there is a significant change in its amount.
Other
Other provisions are primarily related to post-trial access costs for the terminated program (Note 5), asset retirement obligations, contract termination fees and onerous contracts.
24.    Other Liabilities

	JPY (millions) As of March 31
	2024	2025
Accrued expenses	¥627,659	¥605,697
Deferred income	30,015	38,213
Other	42,439	34,916
Total	¥700,112	¥678,826
Non-current	¥80,938	¥82,542
Current	¥619,174	¥596,283
Accrued expenses include accrued employee benefit expenses of JPY 283,359 million and JPY 291,957 million as of March 31, 2024 and 2025, respectively.
Deferred income includes contract liabilities related to out-licensing agreements, product procurement and supply agreements, and government grants for the purchase of property, plant and equipment. The grants received were JPY 14,211 million and JPY 12,001 million during the fiscal years ended March 31, 2024 and 2025, respectively. The primary government grants relate to funding a portion of Takeda’s investment in the development and production of vaccines. Takeda received reimbursement for its investments in facilities. The grant income is recognized over the life of the associated assets and is recorded as an offset to the depreciation expense included in cost of sales, selling, general and administrative expenses, and research and development expenses.
25.    Trade and Other Payables

	JPY (millions) As of March 31
	2024	2025
Trade payables	¥319,955	¥308,450
Other payables	227,566	167,091
Total	¥547,521	¥475,541

26.    Equity and Other Equity Items

	Thousands of Shares For the Year Ended March 31
	2024	2025
Authorized shares as of the beginning of the year	3,500,000	3,500,000
Shares issued:
At the beginning of the year	1,582,296	1,582,419
Exercise of stock options	123	12
Issuance of shares	—	8,519
As of the end of the year	1,582,419	1,590,950
The shares issued by the Company are ordinary shares with no par value that have no restrictions on any rights.
The number of treasury shares included in the above shares issued was 27,767 thousand shares, 13,405 thousand shares, and 17,300 thousand shares as of April 1, 2023, March 31, 2024, and 2025, respectively.
The number of treasury shares as of April 1, 2023, March 31, 2024 and 2025 includes 6,215 thousand shares, 5,888 thousand shares and 5,565 thousand shares, respectively, held by the Employee Stock Ownership Plan (“ESOP”) Trust and the Board Incentive Plan (“BIP”) Trust. During the year ended March 31, 2024, the ESOP and BIP Trust acquired 520 thousand shares and sold 847 thousand shares. During the year ended March 31, 2025, the ESOP and BIP Trust acquired 460 thousand shares and sold 783 thousand shares.
During the year ended March 31, 2024, the Company conducted the disposal of 13,958 thousand treasury shares under Long-Term Incentive Plan (“LTIP”) for the Company Group employees overseas. The disposal of treasury shares resulted in a decrease in treasury shares of JPY 47,614 million.
During the year ended March 31, 2025, the Company issued 8,519 thousand shares of common stock and conducted the disposal of 7,327 thousand treasury shares under LTIP for the Company Group employees overseas. The issuance of these shares resulted in an increase in share capital of JPY 18,064 million and share premium of JPY 18,064 million and the disposal of treasury shares resulted in a decrease in treasury shares of JPY 24,999 million.
The shares of the Company’s common stock and treasury shares were converted into the Company’s American Depositary Shares (“ADSs”) and settled with employees.
During the year ended March 31, 2025, Takeda acquired a total of 11,544 thousand shares of its common stock for JPY 49,978 million in accordance with the resolution on the acquisition of its own shares at the Board of Directors Meeting held on January 30, 2025. Combined with its own shares acquired in April 2025, Takeda acquired a total of 23,367 thousand shares of its common stock for JPY 99,956 million, and the acquisition in accordance with the resolution was completed in the same month.

Dividends declared and paid	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2022, to March 31, 2023
Q1 2022	¥140,365	¥90.00	March 31, 2022	June 30, 2022
Q3 2022	140,474	90.00	September 30, 2022	December 1, 2022
April 1, 2023, to March 31, 2024
Q1 2023	140,475	90.00	March 31, 2023	June 29, 2023
Q3 2023	148,037	94.00	September 30, 2023	December 1, 2023
April 1, 2024, to March 31, 2025
Q1 2024	148,041	94.00	March 31, 2024	June 27, 2024
Q3 2024	155,893	98.00	September 30, 2024	December 2, 2024
Dividends declared for which the effective date falls in the following fiscal year are as follows:

Dividends declared	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2025, to March 31, 2026
Q1 2025	154,763	¥98.00	March 31, 2025	June 26, 2025

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
Financial Assets and Liabilities

	JPY (millions) As of March 31, 2024
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Equity instruments	¥—	¥182,887	¥—	¥—	¥—	¥182,887
Derivative financial instruments	—	—	17,617	102,606	—	120,223
Investments in convertible notes	—	—	13,459	—	—	13,459
Investments in debt instruments	—	—	1,113	—	—	1,113
Financial assets associated with contingent consideration arrangements	—	—	12,293	—	—	12,293
Trade and other receivables	—	83,734	—	—	—	83,734
Total	¥—	¥266,621	¥44,482	¥102,606	¥—	¥413,709

Financial assets not measured at fair value
Other financial assets -
Other	¥25,892	¥—	¥—	¥—	¥—	¥25,892
Trade and other receivables	584,669	—	—	—	—	584,669
Cash and cash equivalents	457,800	—	—	—	—	457,800
Total	¥1,068,361	¥—	¥—	¥—	¥—	¥1,068,361

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥13,783	¥11,325	¥—	¥25,108
Financial liabilities associated with contingent consideration arrangements	—	—	7,772	—	—	7,772
Other	—	—	1,797	—	—	1,797
Total	¥—	¥—	¥23,352	¥11,325	¥—	¥34,677

Financial liabilities not measured at fair value
Other financial liabilities -
Lease liabilities	¥—	¥—	¥—	¥—	¥619,639	¥619,639
Other	—	—	—	—	176,938	176,938
Trade and other payables	—	—	—	—	547,521	547,521
Bonds and loans	—	—	—	—	4,843,752	4,843,752
Total	¥—	¥—	¥—	¥—	¥6,187,850	¥6,187,850

	JPY (millions) As of March 31, 2025
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Equity instruments	¥—	¥151,687	¥—	¥—	¥—	¥151,687
Derivative financial instruments	—	—	12,361	72,007	—	84,369
Investments in convertible notes	—	—	10,424	—	—	10,424
Investments in debt instruments	—	79,342	12,005	—	—	91,348
Financial assets associated with contingent consideration arrangements	—	—	10,197	—	—	10,197
Trade and other receivables	—	65,568	—	—	—	65,568
Total	¥—	¥296,597	¥44,987	¥72,007	¥—	¥413,592

Financial assets not measured at fair value
Other financial assets -
Other	¥23,576	¥—	¥—	¥—	¥—	¥23,576
Trade and other receivables	643,896	—	—	—	—	643,896
Cash and cash equivalents	385,113	—	—	—	—	385,113
Total	¥1,052,586	¥—	¥—	¥—	¥—	¥1,052,586

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥16,309	¥219	¥—	¥16,528
Financial liabilities associated with contingent consideration arrangements	—	—	4,362	—	—	4,362
Total	¥—	¥—	¥20,671	¥219	¥—	¥20,890

Financial liabilities not measured at fair value
Other financial liabilities -
Lease liabilities	¥—	¥—	¥—	¥—	¥573,325	¥573,325
Other	—	—	—	—	175,805	175,805
Trade and other payables	—	—	—	—	475,541	475,541
Bonds and loans	—	—	—	—	4,515,265	4,515,265
Total	¥—	¥—	¥—	¥—	¥5,739,936	¥5,739,936
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

	JPY (millions) As of March 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	¥—	¥8,511	¥9,106	¥17,617
Investment in convertible notes	—	—	13,459	13,459
Investment in debt instruments	—	—	1,113	1,113
Financial assets associated with contingent consideration arrangements	—	—	12,293	12,293
Derivatives for which hedge accounting is applied	—	102,606	—	102,606
Financial assets measured at fair value through OCI
Trade and other receivables	—	83,734	—	83,734
Equity instruments	93,962	—	88,925	182,887
Total	¥93,962	¥194,851	¥124,896	¥413,709

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	¥—	¥4,677	¥9,106	¥13,783
Financial liabilities associated with contingent consideration arrangements	—	—	7,772	7,772
Other	—	—	1,797	1,797
Derivatives for which hedge accounting is applied	—	11,325	—	11,325
Total	¥—	¥16,002	¥18,675	¥34,677

	JPY (millions) As of March 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	¥—	¥2,892	¥9,470	¥12,361
Investment in convertible notes	—	—	10,424	10,424
Investment in debt instruments	—	—	12,005	12,005
Financial assets associated with contingent consideration arrangements	—	—	10,197	10,197
Derivatives for which hedge accounting is applied	—	72,007	—	72,007
Financial assets measured at fair value through OCI
Trade and other receivables	—	65,568	—	65,568
Equity instruments	78,073	—	73,614	151,687
Investments in debt instruments	79,342	—	—	79,342
Total	¥157,415	¥140,467	¥115,709	¥413,592

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	¥—	¥6,475	¥9,834	¥16,309
Financial liabilities associated with contingent consideration arrangements	—	—	4,362	4,362
Derivatives for which hedge accounting is applied	—	219	—	219
Total	¥—	¥6,694	¥14,196	¥20,890

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
Equity instruments and investments in debt instruments are not held for trading. If equity instruments or investments in debt instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt instruments are not quoted in an active market, the fair value is calculated utilizing an adjusted book value per share method or EBITDA multiples approach based on available information as of each period-end-date and comparable companies. The principal input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt instruments classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 4.7 times to 10.5 times. During the years ended March 31, 2024 and 2025, cumulative losses on equity investments of JPY (1,224) million and JPY (1,339) million were reclassified from other comprehensive income to retained earnings, respectively, upon the disposal of certain equity investments in publicly traded companies. The fair value of these investments on the dates of disposal during the years ended March 31, 2024 and 2025 were JPY 6,458 million and JPY 25,019 million, respectively. The investments were disposed of after management’s assessment of these investments relative to the investment strategy.
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
Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the years ended March 31, 2024 and 2025. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. During the years ended March 31, 2024 and 2025, the companies listed its equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the years ended March 31, 2024 and 2025, respectively. There were no other significant transfers between levels of the fair value hierarchy during the years ended March 31, 2024 and 2025.

Level 3 financial assets fair values
Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the years ended March 31, 2024 and 2025. The disclosure related to Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in Financial liabilities associated with contingent consideration arrangements. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for Level 3 financial assets.

	JPY (millions) For the Year Ended March 31
	2024		2025
	Financial assets associated with contingent consideration arrangements	Equity instruments	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the year	¥23,806	¥83,236	¥12,293	¥88,925
Recognition of financial assets associated with contingent consideration arrangements	—	—	147	—
Changes recognized as finance income (expenses)	(702)	—	516	—
Changes in fair value of financial assets associated with contingent consideration due to other elements than time value	(12,415)	—	(1,789)	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	1,604	4,900	(970)	(16,846)
Purchases	—	1,760	—	2,843
Sales	—	(217)	—	(361)
Transfers to Level 1	—	(5,008)	—	(1,626)
Acquisition from conversion of convertible notes	—	4,254	—	1,488
Transfers to investments accounted for using the equity method	—	—	—	(809)
As of the end of the year	¥12,293	¥88,925	¥10,197	¥73,614
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
As of March 31, 2024 and 2025, the balance primarily relates to pre-existing contingent consideration arrangements from historical acquisitions.
The fair value of financial liabilities associated with contingent consideration arrangements could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.

The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy. The following table shows a reconciliation from the opening balances to the closing balances and payment term for financial liabilities associated with contingent consideration arrangements for the years ended March 31, 2024 and 2025, respectively. There are no significant changes in fair value during the changes in significant assumptions which influence the fair value measurement for financial liabilities associated with contingent consideration arrangements.

	JPY (millions) For the Year Ended March 31
	2024	2025
As of the beginning of the year	¥8,139	¥7,772
Changes in the fair value during the period	8,678	(2,059)
Settled and paid during the period	(9,032)	(774)
Foreign currency translation differences	(13)	(577)
As of the end of the year	¥7,772	¥4,362

	JPY (millions) As of March 31
	2024	2025
Payment term (undiscounted)
Within one year	¥2,207	¥3,003
Between one and three years	3,698	1,398
Between three and five years	1,855	—
More than five years	1,171	—
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

	JPY (millions) As of March 31
	2024		2025
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	¥3,775,879	¥3,420,668	¥3,920,632	¥3,578,117
Long-term loans	750,622	746,831	250,012	245,220
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
Takeda uses forward exchange contracts, cross currency interest rate swaps, currency options to hedge individually significant foreign currency transactions. Takeda has also designated bonds and loans denominated in the US dollar and Euro and certain forward exchange contracts as hedging instruments of net investments in foreign operations. As of March 31, 2024 and 2025, the total fair value of the foreign currency denominated loans was JPY 227,309 million and JPY 74,517 million, respectively, and the total fair value of the foreign currency denominated bonds was JPY 2,679,660 million and JPY 2,892,158 million, respectively.

Takeda is exposed mainly to foreign currency risks of the US dollar and Euro. The fair values of Takeda’s financial instrument holdings are analyzed to determine their sensitivity to changes in foreign exchange rates. Our analysis shows that if the JPY were to change against all other currencies by 5%, as of March 31, 2024 and 2025, the hypothetical impact on net income would not be material. This analysis assumes that all other variables, in particular interest rates, remain constant and that a change in one currency’s rate relative to the JPY would not have any effect on another currency’s rate relative to the JPY. In addition, this analysis does not include the effects of foreign currency translation on financial instruments that are denominated in the functional currency of the entity holding them.

	JPY (millions) As of March 31, 2024
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥710,301	¥—	¥(9,663)
United States Dollar	170,364	—	(2,618)
Buying:
Euro	336,271	—	6,268
Cross currency interest rate swaps:
Buying:
United States Dollar	874,974	874,974	95,368

	JPY (millions) As of March 31, 2025
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥1,178,796	¥—	¥(3,120)
United States Dollar	128,717	—	1,673
Buying:
Euro	305,964	—	1,054
United States Dollar	129,574	—	(1,693)
Cross currency interest rate swaps:
Buying:
United States Dollar	774,089	774,089	68,154
The above cross currency interest rate swaps, designated as hedging instruments in a cash flow hedge, were related to foreign currency denominated bonds and loans. The cash flow hedge reserve related to the cross currency interest rate swaps were reclassified to profit or loss in the same period as the hedged expected future cash flows occur.

Interest Rate Risk
Takeda’s exposure to the risk of changes in benchmark interest rates and foreign exchange rate relates to the debts with floating interest rates as well as the trade and other receivables due from customers that Takeda has the option to factor. Takeda uses interest rate swaps, forward interest rate, cross currency interest rate swaps that fix the amount of future payments to manage interest and foreign exchange rate risks through cash flow hedge strategies. Takeda may also use derivatives that effectively convert its fixed rate debt to floating through fair-value hedge strategies. The following summarizes interest rate swaps, forward interest rate contracts, and cross currency interest rate swaps designated as cash flow hedges as of March 31:

	JPY (millions) As of March 31
	Contract amount	Contract amount to be settled in more than one year	Fair value
2024	¥1,322,069	¥1,052,069	¥101,128
2025	1,103,099	829,089	70,291
The fair values of Takeda’s financial instrument holdings are analyzed to determine their sensitivity to interest rate changes. Our analysis shows that if there were a 1% change in interest rates, as of March 31, 2024 and 2025, the hypothetical impact on net income would not be material. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.
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

Our analysis shows that if the market price of equity instruments held by Takeda and investments in trusts which hold equity instruments on behalf of Takeda had changed by 10%, as of March 31, 2024 and 2025, the hypothetical impact on other comprehensive income would not be material. This analysis assumes that all other variables, in particular interest rates and foreign currency exchange rates, remain constant. There is no impact on net income because the changes in the fair value of equity instruments are recognized directly in equity.

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

		JPY (millions) As of March 31, 2024
	Notional	Carrying amount – assets	Carrying amount – liabilities	Line item in the statement of financial position where hedging instrument is included	Average rate used for the fair value of the hedging instrument
Cash flow hedges
Interest risk
Interest rate swaps	USD 575 million	¥7,172	¥—	Other financial assets	2.83%
	JPY 90,000 million	33	0	Other financial assets /liabilities	0.57%
Forward interest rate	JPY 270,000 million	34	1,477	Other financial assets /liabilities	0.53%
Currency and interest risk
Cross currency interest rate swaps	USD 6,675 million	95,368	—	Other financial assets	131.08 JPY (0.09)%
Net investment hedges
Foreign currency denominated bonds and loans	USD 3,581 million	—	542,399	Bonds and loans
	EUR 6,628 million	—	1,081,796	Bonds and loans
Forward exchange contracts	USD 1,168 million	—	2,618	Other financial liabilities
	EUR 1,000 million	—	7,229	Other financial liabilities

	JPY (millions) As of March 31, 2024
	Balance in cash flow hedges and net investment hedges	Balance in hedge cost reserve
Cash flow hedges
Interest risk
Interest rate swaps	¥4,063	¥—
Forward interest rate	(19,283)	—
Currency and interest risk
Cross currency interest rate swaps	(52,236)	(15,930)
Currency risk
Hedge related to acquisition	3,560	—
Net investment hedges
Foreign currency denominated bonds and loans	344,866	—
Forward exchange contracts	189,796	—

	JPY (millions) For the year ended March 31, 2024
	Amounts recognized in OCI		Amount reclassified to profit or loss
	Change in fair value of hedging instruments	Hedging costs	Cash flow hedge	Hedging costs	Line item in which reclassification adjustment is included
Cash flow hedges
Interest risk
Interest rate swaps	¥4,098	¥—	¥(2,492)	¥—	Finance income
Forward interest rate	387	—	2,349	—	Finance expenses
Currency and interest risk
Cross currency interest rate swaps	166,574	12,392	(137,122)	(2,024)	Finance income and Finance expenses
Net investment hedges
Foreign currency denominated bonds and loans	169,111	—	—	—
Forward exchange contracts	109,212	—	—	—

The following tables represent the items designated as hedging instruments, amounts within other components of equity related to items designated as hedged items and amounts of changes in fair value of hedging instruments recorded in other comprehensive income and the amounts reclassified from the hedging reserve to profit or loss as of and for the year ended March 31, 2025:

		JPY (millions) As of March 31, 2025
	Notional	Carrying amount – assets	Carrying amount – liabilities	Line item in the statement of financial position where hedging instrument is included	Average rate used for the fair value of the hedging instrument
Cash flow hedges
Interest risk
Interest rate swaps	JPY 130,000 million	1,412	—	Other financial assets	1.04%
Forward interest rate	JPY 50,000 million	119	37	Other financial assets /liabilities	1.32%
	USD 1,000 million	650	7	Other financial asset/liability	4.20%
Currency and interest risk
Cross currency interest rate swaps	USD 5,750 million	68,154	—	Other financial assets	134.62 JPY (0.11)%
Net investment hedges
Foreign currency denominated bonds and loans	USD 6,506 million	—	969,495	Bonds and loans
	EUR 6,632 million	—	1,070,017	Bonds and loans
Forward exchange contracts	USD 863 million	1,673	—	Other financial assets
	EUR 1,000 million	—	175	Other financial liabilities

	JPY (millions) As of March 31, 2025
	Balance in cash flow hedges and net investment hedges	Balance in hedge cost reserve
Cash flow hedges
Interest risk
Interest rate swaps	¥1,010	¥—
Forward interest rate	(15,795)	—
Currency and interest risk
Cross currency interest rate swaps	(53,627)	(7,967)
Currency risk
Hedge related to acquisition	3,560	—
Net investment hedges
Foreign currency denominated bonds and loans	324,759	—
Forward exchange contracts	203,262	—

	JPY (millions) For the year ended March 31, 2025
	Amounts recognized in OCI		Amount reclassified to profit or loss
	Change in fair value of hedging instruments	Hedging costs	Cash flow hedge	Hedging costs	Line item in which reclassification adjustment is included
Cash flow hedges
Interest risk
Interest rate swaps	¥2,037	¥—	¥(6,415)	¥—	Finance income
Forward interest rate	2,301	—	2,317	—	Finance expenses
Currency and interest risk
Cross currency interest rate swaps	(711)	18,663	(2,355)	(7,350)	Finance income and Finance expenses
Net investment hedges
Foreign currency denominated bonds and loans	(19,662)	—	—	—
Forward exchange contracts	13,466	—	—	—
The amount relating to the ineffectiveness recorded in profit or loss was immaterial for the years ended March 31, 2024 and 2025. The amount of hedging gains/losses recorded in other comprehensive income and reclassified to profit or loss as hedged future cash flows were no longer expected to occur was not material for the years ended March 31, 2024 and 2025.
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
Takeda utilizes factoring arrangements for selected trade and other receivables. Under these programs, trade and other receivables sold are derecognized when the risks and rewards of ownership have been transferred. Amounts due from customers that are subject to the factoring arrangements but have not been factored at fiscal year end are disclosed in Note 17.
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
The following represents the carrying amount of the trade receivables categorized by due date and the analysis of impairment loss allowance as of March 31, 2024 and 2025:

	JPY (millions) except for percentage As of March 31, 2024
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥527,383	¥34,960	¥12,645	¥3,956	¥21,492	¥20,379	¥620,815
Impairment loss allowance	(2,482)	(107)	(143)	(99)	(450)	(5,095)	(8,376)
Net carrying amount	524,901	34,853	12,502	3,857	21,042	15,284	612,439
Weighted average loss rate (%)	0.5%	0.3%	1.1%	2.5%	2.1%	25.0%	1.3%

	JPY (millions) except for percentage As of March 31, 2025
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥585,910	¥28,481	¥9,162	¥5,605	¥19,894	¥12,127	¥661,178
Impairment loss allowance	(1,965)	(299)	(459)	(505)	(2,171)	(4,364)	(9,763)
Net carrying amount	583,945	28,181	8,702	5,100	17,723	7,763	651,414
Weighted average loss rate (%)	0.3%	1.1%	5.0%	9.0%	10.9%	36.0%	1.5%
Management believes that the unimpaired amounts that are past due are still collectible in full, based on historical payment behavior and extensive analysis of customer credit risk.
As of March 31, 2024 and 2025, Takeda has provided loss allowance on trade receivables and other receivables not past due based on an analysis of credit histories. Loss allowance for trade receivables are measured based on expected credit losses on a collective basis using the simplified approach. However, when events that have a detrimental impact on the estimated future cash flows such as customers’ deterioration of financial conditions or failure of payment overdue have occurred, expected credit losses are measured on an individual basis as credit-impaired financial assets. Takeda considers a financial asset to be in default when the customer is unlikely to pay the obligation in full, without recourse by Takeda to take actions such as realizing collaterals, if any.

The following is a summary of the change in the impairment loss allowance for trade receivables for the years ended March 31, 2024 and 2025. The impairment loss allowance recognized for other than trade receivables is immaterial.

	JPY (millions)
	Bad debt provision calculated by simplified approach	Bad debt provision recognized to credit- impaired financial assets	Total
As of April 1, 2023	¥3,327	¥4,029	¥7,356
Increases	857	561	1,419
Decreases (written off)	(437)	(377)	(814)
Decreases (reversed)	(324)	(231)	(555)
Foreign currency translation differences	410	561	971
As of March 31, 2024	¥3,833	¥4,543	¥8,376
Increases	3,249	550	3,799
Decreases (written off)	(1,590)	(391)	(1,981)
Decreases (reversed)	(258)	(56)	(314)
Foreign currency translation differences	(26)	(91)	(117)
As of March 31, 2025	¥5,207	¥4,556	¥9,763
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
The table below presents the balances of financial liabilities by maturity. The total contract amount below reflects cash flows presented on an undiscounted cash flow basis, including interest expense. The amounts disclosed as of March 31, 2024 and 2025 are undiscounted cash flows using the respective spot foreign exchange rates as of March 31, 2024 and 2025.

	JPY (millions)
	Carrying amount	Total	Within one year	Between one and two years	Between two and three years	Between three and four years	Between four and five years	More than five years
As of March 31, 2024
Bonds and loans
Bonds	¥4,092,879	¥5,090,592	¥913,282	¥206,481	¥774,784	¥185,176	¥326,949	¥2,683,919
Loans	750,873	805,847	66,983	100,467	113,605	347,612	76,162	101,019

Trade and other payables	547,521	547,521	547,521	—	—	—	—	—
Lease liabilities	619,639	900,755	66,208	60,944	55,831	53,459	51,235	613,078
Derivative liabilities	25,108	27,590	16,547	762	1,053	1,113	1,096	7,019
Derivative assets	(120,223)	(400,354)	(56,538)	(40,327)	(39,186)	(73,404)	(35,218)	(155,681)

As of March 31, 2025
Bonds and loans
Bonds	¥4,190,632	¥5,635,859	¥499,779	¥570,054	¥216,517	¥355,414	¥1,046,745	¥2,947,350
Loans	324,633	334,907	161,958	1,837	1,903	76,945	41,495	50,769

Trade and other payables	475,541	475,541	475,541	—	—	—	—	—
Lease liabilities	573,325	825,819	64,443	57,426	54,117	50,974	49,114	549,744
Derivative liabilities	16,528	18,043	7,766	1,078	1,047	1,013	1,081	6,057
Derivative assets	(84,369)	(269,425)	(35,404)	(29,400)	(29,428)	(30,556)	(18,240)	(126,397)
The contractual amount of bonds in “Within one year” as of March 31, 2024 includes JPY 500,000 million principal amount of the 2019 Hybrid bonds (subordinated bonds) as Takeda made an early repayment of all of the principal of the bonds on October 6, 2024.
The contractual amount of bonds in “Between four and five years” as of March 31, 2025 includes JPY 460,000 million principal amount of the 2024 Hybrid bonds (subordinated bonds) as Takeda expects to make an early repayment of all of the bonds in June 2029.
In addition, the contractual amount of loans in “Between four and five years” as of March 31, 2025 includes JPY 40,000 million principal amount of the 2024 Syndicated hybrid loans (subordinated loans) as Takeda expects to make an early repayment in October 2029.
For details on the principal and interest rates associated with these bonds and loans, see Note 20.

Reconciliation of liabilities arising from financing activities

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Lease liabilities	Derivative assets used for hedge of debts	Derivative liabilities used for hedge of debts	Total
As of April 1, 2023	¥3,658,314	¥723,772	¥256	¥479,351	¥(55,223)	¥14,179	¥4,820,649
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	277,000	—	—	—	—	—	277,000
Proceeds from long-term loans	—	100,000	—	—	—	—	100,000
Repayments of long-term loans	—	(100,351)	—	—	—	—	(100,351)
Repayments of bonds	(220,550)	—	—	—	—	—	(220,550)
Proceeds from the settlement of cross currency interest rate swaps related to bonds	—	—	—	—	60,063	—	60,063
Repayments of lease liabilities	—	—	—	(54,586)	—	—	(54,586)
Interest paid	—	—	—	(20,826)	—	—	(20,826)
Non-cash items
Foreign exchange movement	369,442	27,686	39	58,169	—	—	455,336
Change in fair value	—	—	—	—	(100,207)	(14,179)	(114,386)
New, amended and terminated leases	—	—	—	136,705	—	—	136,705
Others	8,673	(485)	(44)	20,826	—	—	28,970
As of March 31, 2024	¥4,092,879	¥750,622	¥251	¥619,639	¥(95,368)	¥—	¥5,368,024

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Lease liabilities	Derivative assets used for hedge of debts	Derivative liabilities used for hedge of debts	Total
As of April 1, 2024	¥4,092,879	¥750,622	¥251	¥619,639	¥(95,368)	¥—	¥5,368,024
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	(47,000)	—	74,490	—	—	—	27,490
Proceeds from long-term loans	—	90,000	—	—	—	—	90,000
Repayments of long-term loans	—	(587,246)	—	—	—	—	(587,246)
Proceeds from bonds	934,460	—	—	—	—	—	934,460
Repayments of bonds	(733,844)	—	—	—	—	—	(733,844)
Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	—	—	—	—	46,880	—	46,880
Repayments of lease liabilities	—	—	—	(45,174)	—	—	(45,174)
Interest paid	—	—	—	(24,511)	—	—	(24,511)
Non-cash items
Foreign exchange movement	(62,248)	(3,603)	(0)	(8,892)	—	—	(74,744)
Change in fair value	—	—	—	—	(19,666)	—	(19,666)
New, amended and terminated leases	—	—	—	7,752	—	—	7,752
Others	6,385	239	(119)	24,511	—	—	31,016
As of March 31, 2025	¥4,190,632	¥250,012	¥74,621	¥573,325	¥(68,154)	¥—	¥5,020,436
Others includes an increase in debts due to application of amortized cost method.

28.    Share-based Payments
Takeda maintains share-based compensation payment plans for the benefit of its directors and certain employees of the Company and its subsidiaries and affiliates worldwide. Takeda recorded total compensation expense related to its share-based payment plans of JPY 61,024 million, JPY 71,510 million, and JPY 73,585 million for the years ended March 31, 2023, 2024 and 2025, respectively, in its consolidated statements of profit or loss.
Equity-settled Plans
Stock Options
Takeda previously provided a stock option plan under which it granted awards to members of Takeda’s board of directors (the “Board”) and senior management through the year ended March 31, 2014. There were no stock options granted for the years ended March 31, 2024 and 2025 and all previously granted awards are fully vested. These awards generally vested three years after the grant date. The stock options are exercisable for 10 years after the grant date for options held by members of the Board and 20 years for options held by senior management. The individual must be either a Board member or an employee of the Company or the Company’s subsidiaries to exercise the options, unless the individual retired due to the expiration of their term of office, mandatory retirement or other acceptable reasons.
There was no compensation expense recorded during the years ended March 31, 2023, 2024 and 2025 as all awards were fully vested.
The following table summarizes the stock option activity:

	For the Year Ended March 31
	2023		2024		2025
	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)
As of beginning of the year	3,347,100	¥4,094	3,303,600	¥4,111	3,180,900	¥4,136
Exercised	(43,500)	2,802	(122,700)	3,464	(12,000)	3,712
As of end of the year	3,303,600	4,111	3,180,900	4,136	3,168,900	4,138
All of the stock options were exercisable as of March 31, 2023, 2024 and 2025.
The weighted-average share price at the date of exercise was JPY 3,852, JPY 4,540 and JPY 4,167 during the years ended March 31, 2023, 2024 and 2025, respectively. The weighted-average exercise price and weighted-average remaining contractual life of the share options outstanding were JPY 4,111 and 9 years, JPY 4,136 and 8 years, and JPY 4,138 and 7 years, as of March 31, 2023, 2024 and 2025, respectively.
Stock Incentive Plans
Takeda has the following 3 stock-based incentive compensation plans for its directors and eligible employees including members of senior management:

Board incentive plan (“BIP”) Trust -The BIP Trust is an incentive plan for board directors designed based on Restricted Stock Units and Performance Share Units, whereby Restricted Stock Unit awards and Performance Share Unit awards are granted to board directors. Each award point is settled in a single share of the Company’s common stock. Under the BIP, Restricted Stock Unit awards are subject to certain service-based conditions, and vest ratably over three years or vest three years from the date of grant. Performance Share Unit awards are granted to internal directors and are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda’s strategic focus and long-term growth. Performance Share Unit awards vest three years from the date of grant. For purposes of the Performance Share Unit awards, the performance metrics may include top line revenues, cash flow, indicators on profit, R&D metrics and other performance factors over a three-year performance period. The settlement value of the awards is based on stock price and subject to, among other things, applicable tax withholding, foreign exchange rates (in countries other than Japan) and the value of company dividends during the vesting period. Takeda, through a wholly owned trust, buys shares of the Company’s common stock in the market on the grant date, and uses these shares to settle the awards upon vesting. The number of shares the individual receives (either through physical settlement or cash) is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals residing in Japan. For individuals residing outside of Japan, the trust sells the shares the individual is eligible to receive and pays cash to the individual in settlement of the award.

Employee Stock Ownership Plan (“ESOP”) Trust - The ESOP Trust is an employee incentive plan designed based on Restricted Stock Units and Performance Share Units, whereby Restricted Stock Unit awards and Performance Share Unit awards are granted to certain employees, including members of senior management of the Company. Each award point is settled in a single share of the Company's common stock. Restricted Stock Unit awards and Performance Share Unit awards are granted to certain members of senior management while Restricted Stock Unit awards are granted to the remainder of employees. Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Share Unit awards are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda’s strategic focus and long-term growth. Performance Share Unit awards vest three years from the date of grant. For purposes of the Performance Share Unit awards, the performance metrics may include top line revenues, cash flow, indicators on profit, R&D metrics and other performance factors over a three-year performance period. The settlement value of the awards is based on stock price and subject to, among other things, applicable tax withholding and the value of company dividends during the vesting period. Takeda, through a wholly owned trust, buys shares of the Company's common stock in the market or issues shares the Company's common stock on the grant date and uses these shares to settle the awards upon vesting. The number of shares the individual receives is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals residing in Japan. For individuals residing outside of Japan, the trust sells the shares the individual is eligible to receive and pays cash to the individual in settlement of the award.

Long-Term Incentive Plan for Company Group Employees residing outside of Japan (“LTIP”) - The LTIP was approved by the Board on June 24, 2020 and is an incentive plan that provides for the grant of awards to eligible employees, including members of senior management of the Company and its subsidiaries and affiliates outside of Japan. The LTIP provides for the grant of Restricted Stock Units and Performance Stock Units, as well as other equity based awards. Grants under the LTIP may be settled in American Depositary Shares (“ADSs”) or cash, or a combination thereof.
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

The total compensation expense recognized related to these plans was JPY 60,672 million, JPY 70,871 million and JPY 72,867 million during the years ended March 31, 2023, 2024 and 2025, respectively.
The weighted average fair value of the award points/units at the grant date is as follows (in JPY):

	For the Year Ended March 31
	2023	2024	2025
BIP:
Weighted average fair value at grant date	¥3,759	¥4,527	¥4,192
ESOP:
Weighted average fair value at grant date	3,759	4,527	4,192
Equity-Settled LTIP:
Weighted average fair value at grant date	1,909 (USD14.09 in contractual currency)	2,273 (USD15.71 in contractual currency)	2,092 (USD13.00 in contractual currency)
The grant date fair value for BIP and ESOP was calculated using the share price of the Company's common stock on the grant date while the grant date fair value for LTIP was calculated using the share price of ADS as it was determined to be approximately the same as the fair value of the awards. One ADS equals 0.5 of the Company's common stock.

The following table summarizes the award activity related to the BIP (the number of award points) (1 award point represents 1 share of the Company's common stock), ESOP (the number of award points) (1 award point represents 1 share of the Company's common stock) and Equity-settled LTIP (the number of award units) (1 award unit represents 1 share of the ADS). One ADS equals 0.5 of the Company's common stock:

	For the Year Ended March 31
	2023			2024			2025
	BIP	ESOP	Equity-Settled LTIP	BIP	ESOP	Equity-Settled LTIP	BIP	ESOP	Equity-Settled LTIP
At beginning of the year	1,216,361	3,372,452	40,861,734	1,311,989	773,844	59,752,598	1,199,972	746,762	65,410,484
Granted	544,491	450,340	38,897,622	338,189	363,559	36,531,621	331,999	363,868	44,722,656
Forfeited/expired before vesting	(13,554)	(96,015)	(4,682,948)	—	(39,545)	(4,747,804)	—	(98,350)	(10,023,316)
Vested	(435,309)	(2,949,200)	(15,237,880)	(450,206)	(351,096)	(25,916,216)	(461,783)	(346,903)	(29,843,482)
Transfer to Cash-Settled LTIP	—	—	(85,930)	—	—	(209,715)	—	—	—
Transfer to Cash-Settled RSU	—	(3,733)	—	—	—	—	—	—	—
At end of the year	1,311,989	773,844	59,752,598	1,199,972	746,762	65,410,484	1,070,188	665,377	70,266,342

The balance as of March 31, 2023, 2024 and 2025, each represents unvested awards. The weighted average remaining contractual life of the outstanding award points/units was one year for the BIP as of March 31, 2024 and 2025, one year for the ESOP as of March 31, 2024 and 2025, and one year for the Equity-Settled LTIP plans as of March 31, 2024 and 2025.
Cash-Settled Awards
Takeda previously provided a phantom stock appreciation rights (“PSARs”) plan through the year ended March 31, 2014, and a restricted stock units (“RSUs”) plan through the year ended March 31, 2021 for certain employees of subsidiaries of the Company. The value of these awards is linked to share price of the Company and are settled in cash. Moreover, where settlement of awards granted under the LTIP described under “—Equity Settled Plans” above in ADSs or shares of common stock is not permissible due to legal, regulatory and/or administrative reasons, such awards are settled in cash. The total compensation expense recorded in association with these plans was JPY 352 million, JPY 639 million and JPY 717 million during the years ended March 31, 2023, 2024 and 2025, respectively. The total liability reflected in the consolidated statements of financial position as of March 31, 2023, 2024 and 2025 was JPY 1,026 million, JPY 1,018 million and JPY 642 million, respectively.
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
The following table summarizes the award activity related to the PSARs (the number of awards) (1 award represents 1 share of the Company's common stock) :

	For the Year Ended March 31
	2023		2024		2025
	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)
As of beginning of the year	1,471,095	¥5,481	217,530	¥5,956	—	¥—
Forfeited/expired after vesting	(1,253,565)	6,054	(217,530)	6,428	—	—
As of end of the year	217,530	5,956	—	—	—	—

All PSARs were vested and expired as of March 31, 2024 and 2025. There was no intrinsic value of vested cash-settled share-based payments as of March 31, 2023.

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
The following table summarizes the award activity related to the RSUs (the number of awards) (1 award represents 1 share of the Company’s common stock):

	For the Year Ended March 31
	2023	2024	2025
As of the beginning of the year	317,734	—	—
Forfeited/expired before vesting	(8,208)	—	—
Vested	(313,259)	—	—
Transfer from Equity-Settled ESOP	3,733	—	—
As of the end of the year	—	—	—
There is no unvested balance as of March 31, 2023, 2024 and 2025.

Cash-Settled LTIP Awards
As noted above, for purposes of restricted stock unit awards and performance stock units granted under the LTIP in countries where settlement in ADSs is not permissible due to legal, regulatory and/or administrative reasons, such grants are structured such that settlement is to be made in cash and accounted for as Cash-Settled LTIP Awards.
The following table summarizes the award activity related to the Cash-Settled LTIP Awards (the number of awards) (1 award represents 1 ADS):

	For the Year Ended March 31
	2023	2024	2025
As of the beginning of the year	296,640	367,642	395,762
Granted	213,224	197,798	341,518
Forfeited/expired before vesting	(30,372)	(38,245)	(53,520)
Vested	(197,780)	(341,148)	(312,092)
Transfer from Equity-Settled LTIP	85,930	209,715	—
As of the end of the year	367,642	395,762	371,668
The balance as of March 31, 2023, 2024 and 2025, each represents unvested awards.

29.    Subsidiaries and Associates
The number of consolidated subsidiaries decreased by 11 in the year ended March 31, 2025, primarily due to liquidations and mergers to reorganize capital in subsidiaries. The number of associates accounted for using the equity method decreased by 1 primarily due to a divestiture and change of ownership ratio.
The following is a listing of the Company’s consolidated subsidiaries (including partnerships): 158 subsidiaries as of March 31, 2025

Company name	Country	Ownership of Voting Rights (%)
Takeda Argentina S.A.	Argentina	100.0%
Takeda Austria GmbH	Austria	100.0%
Takeda Manufacturing Austria AG	Austria	100.0%
Baxalta Innovations GmbH	Austria	100.0%
Baxalta Belgium Manufacturing S.A.	Belgium	100.0%
Takeda Distribuidora Ltda.	Brazil	100.0%
Takeda Pharma Ltda.	Brazil	100.0%
Takeda Canada Inc.	Canada	100.0%
Takeda APAC Biopharmaceutical Research and Development Co., Ltd.	China	100.0%
Takeda (China) Holdings Co., Ltd.	China	100.0%
Takeda (China) International Trading Co., Ltd.	China	100.0%
Tianjin Takeda Pharmaceuticals Co., Ltd.	China	100.0%
Takeda France S.A.S.	France	100.0%
Takeda GmbH	Germany	100.0%
Takeda Ireland Limited	Ireland	100.0%
Shire Acquisitions Investments Ireland Designated Activity Company	Ireland	100.0%
Shire Ireland Finance Trading Limited	Ireland	100.0%
Takeda Italia S.p.A.	Italy	100.0%
Takeda Pharmaceuticals Korea Co., Ltd.	Korea	100.0%
Takeda Mexico S.A.de C.V.	Mexico	100.0%
Takeda Nederland B.V.	Netherlands	100.0%
Takeda Pharmaceuticals Limited Liability Company	Russia	100.0%
Takeda Development Center Asia, Pte. Ltd.	Singapore	100.0%
Takeda Manufacturing Singapore Pte. Ltd.	Singapore	100.0%
Takeda Farmaceutica Espana S.A.	Spain	100.0%
Takeda Pharma AB	Sweden	100.0%
Takeda Pharmaceuticals International AG	Switzerland	100.0%
Baxalta Manufacturing S.à r.l.	Switzerland	100.0%
Takeda Pharma AG	Switzerland	100.0%
Takeda İlaç Sağlık Sanayi Ticaret Limited Şirketi	Turkey	100.0%
Takeda UK Limited	United Kingdom	100.0%
Takeda Pharmaceuticals U.S.A., Inc.	U.S.	100.0%
Takeda Vaccines, Inc.	U.S.	100.0%
Takeda Development Center Americas, Inc.	U.S.	100.0%
Baxalta Incorporated	U.S.	100.0%
Dyax Corp.	U.S.	100.0%
Takeda Ventures, Inc.	U.S.	100.0%
Baxalta US Inc.	U.S.	100.0%

Company name	Country	Ownership of Voting Rights (%)
Shire Human Genetic Therapies, Inc.	U.S.	100.0%
BioLife Plasma Services LP	U.S.	100.0%
Takeda Manufacturing U.S.A., Inc.	U.S.	100.0%
Takeda Pharmaceuticals America, Inc.	U.S.	100.0%
Other 116 subsidiaries

Associates accounted for using the equity method: 15 associates as of March 31, 2025.
30.    Related Party Transactions
Compensation for Key Management Personnel
Key management personnel are defined as members of the Board and CFO. The compensation for key management personnel is as follows:

	JPY (millions) For the Year Ended March 31
	2023	2024	2025
Basic compensation and bonuses	¥1,640	¥1,839	¥1,879
Share-based compensation (expensed amount)	2,403	2,749	2,466
Other	43	85	147
Total	¥4,085	¥4,673	¥4,491
Compensation granted to or earned by Milano Furuta before appointment as a Director is not included.
31.    Business Combinations
Acquisitions during the Years ended March 31, 2023, 2024, and 2025
There was no material business combination during the years ended March 31, 2023, 2024, and 2025.

32.    Commitments and Contingent Liabilities
Purchase commitments
The amount of contractual commitments for the acquisition of property, plant and equipment was JPY 20,073 million as of March 31, 2025.
Milestone Payments
As discussed in Note 13, Takeda has certain contractual agreements related to the acquisition of intangible assets that require it to make payments of up to JPY 1,074,308 million as of March 31, 2025. These commitments include development, regulatory approval and launch milestone payments in relation to R&D programs under development. The related commercial milestone payments were not included in the commitments given the payments were not deemed reasonably likely to occur.
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
Legal expenses incurred and charges related to legal claims are recorded in selling, general and administrative expenses. Provisions are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. The factors Takeda considers in developing a provision include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. As of March 31, 2024 and 2025, Takeda’s aggregate provisions for legal and other disputes were JPY 22,342 million and JPY 12,462 million, respectively. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. Unless otherwise stated below, Takeda is unable to predict the outcome or duration of these matters at this time.
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

Proton Pump Inhibitor (“PPI”) Product Liability Claims
As of March 31, 2024, more than 6,100 product liability lawsuits related to the use of PREVACID and DEXILANT had been filed against Takeda in U.S. federal and state courts. Most of these cases were pending in U.S. federal court and were consolidated for pre-trial proceedings in a multi-district litigation in federal court in New Jersey. The plaintiffs in these cases alleged that they developed kidney injuries or, in some cases, gastric cancer as a result of taking PREVACID and/or DEXILANT, and that Takeda failed to adequately warn them of these potential risks. Similar cases were filed against other manufacturers of drugs in the same PPI class as Takeda’s products, including AstraZeneca plc, Procter & Gamble Company and Pfizer Inc. Outside the U.S., one proposed class action is pending in Canada (Saskatchewan).
In April 2024, Takeda reached an agreement in principle to resolve the U.S. cases and established a provision for a non-material amount. In November 2024, the final written settlement agreement was executed with lead plaintiffs’ counsel for the same amount. The terms of the settlement are confidential. The settlement has no material impact on Takeda’s consolidated statements of profit or loss.
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
TRINTELLIX
Takeda has received notices from sixteen generic pharmaceutical companies that they have submitted Abbreviated New Drug Applications (“ANDAs”) with paragraph IV certifications seeking to sell generic versions of TRINTELLIX. Takeda filed patent infringement lawsuits against the ANDA filers in federal court in Delaware. Lawsuits against ten ANDA filers were resolved before trial. A trial took place from January 15 to January 28, 2021 with six ANDA filers, including Alembic Pharmaceuticals Limited and Alembic Pharmaceuticals (collectively, “Alembic”), Inc., Lupin Limited and Lupin Pharmaceuticals, Inc. (collectively, “Lupin”), Macleods Pharmaceuticals Ltd. ("Macleods"), Sigmapharm Laboratories, LLC, Sandoz, Inc. (“Sandoz”), and Zydus Pharmaceuticals (USA) Inc. and Cadila Healthcare Limited. The Court issued its decision on September 30, 2021 and found that US Patent 7,144,884, which covers vortioxetine (the active ingredient in TRINTELLIX), is valid. For the rest of the asserted patent, only US Patent 9,101,626, which covers processes for synthesizing vortioxetine, was found to be infringed by Lupin. Other patents (including crystalline form and certain method of use patents) were found to be valid but not infringed by any of the defendants.
Takeda filed a notice of appeal on November 24, 2021. Lupin filed a notice of appeal on November 29, 2021 and other defendants filed a notice of appeal on December 8, 2021. Oral argument at the Federal Circuit Court took place on September 8, 2023. On December 7, 2023, the Federal Circuit Court affirmed the district court decision that the method of use patents are valid but not infringed and the process patent is infringed by Lupin. Takeda did not appeal to the Supreme Court (petition for the Supreme Court to grant a writ of certiorari). Lupin did not appeal to the Supreme Court by the deadline of March 6, 2024.
Macleods, Sandoz, and Alembic filed motions seeking recovery of attorney fees in February 2024. Takeda filed opposition briefs on March 15, 2024. On February 8, 2025, the Court ruled to deny these fee motions. As no further appeal was filed within the 30-day deadline, the case was officially closed.
This decision has no material impact on Takeda’s consolidated statements of profit or loss.
Other
In addition to the individual cases described above, there are no other patent litigations that have a material impact on Takeda’s consolidated financial statements as of and for the year ended March 31, 2025.
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
In June 2024, Takeda has reached an agreement-in-principle to resolve the matter on a class basis for an amount that is immaterial. The settlement received final approval from the court in November 2024. The settlement has no material impact on Takeda’s consolidated statements of profit or loss.
AMITIZA Antitrust Litigation
In August 2021, an antitrust class action was filed against Takeda Pharmaceuticals U.S.A., Inc. (“Takeda”) in the U.S. District Court for the District of Massachusetts. The plaintiffs, a putative class of wholesalers, allege that a settlement that Takeda and Sucampo Pharmaceuticals, Inc. entered into in 2014 with Par Pharmaceutical, Inc. (“Par”) to resolve patent litigation claims related to Par’s generic formulation of AMITIZA were anticompetitive. In December 2023, a health insurer plaintiff filed a complaint on behalf of a class of end payors, and in January 2024, retail pharmacies plaintiffs also filed a complaint. In January and February 2025, separate individual health insurer plaintiffs filed additional complaints in Massachusetts State Court.
COLCRYS Antitrust Litigation
In September 2021, an antitrust class action was filed against Takeda Pharmaceuticals U.S.A., Inc. (“Takeda”) in the U.S. District Court for the Eastern District of Pennsylvania. The plaintiffs, a putative class of wholesalers, allege that settlements that Takeda entered into in 2015 and 2016 to resolve patent litigation claims against several generic pharmaceutical manufacturers related to generic formulations of COLCRYS were anticompetitive. In September 2023, Takeda reached an agreement in principle to resolve the antitrust matter for an amount that is immaterial, which was fully executed in December 2023. The settlement had no material impact on Takeda’s consolidated statements of profit or loss.
In November 2023, a subsequent antitrust class action challenging the same settlements was filed in the U.S. District Court for the Southern District of New York by plaintiffs seeking to represent a putative class of end payors.
DEXILANT Antitrust Litigation
In March 2025, four individual retail pharmacies filed a civil action in the U.S. District Court for the Northern District of California against Takeda and Twi Pharmaceuticals, Inc. (“Twi”), a generic pharmaceutical manufacturer, alleging that the settlement agreement Takeda and Twi entered into in April 2015 to resolve patent litigation related to DEXILANT violated the U.S. antitrust laws. Subsequently, complaints were filed on behalf of classes of direct and indirect purchasers, as well as individual retail pharmacies, asserting substantially the same allegations.
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
33.    Subsequent Events
On June 12, 2025, Takeda issued unsecured JPY denominated senior bonds (“JPY Bonds”) with an aggregate principal amount of JPY 184,000 million. The proceeds obtained through the JPY Bonds issuance will be used to redeem short-term commercial paper that was issued to fund the early repayment of the syndicated loan in March 2025. The JPY Bonds are comprised of three tranches of JPY 103,000 million, JPY 41,000 million and JPY 40,000 million, and these will mature on June 12, 2030, June 11, 2032 and June 12, 2035, respectively. Interest is payable semi-annually at rates of 1.599%, 1.935% and 2.292% per annum, respectively. Takeda is not subject to any financial covenants related to the JPY Bonds.