Form 20-F
period 2026-03-31
TAKEDA PHARMACEUTICAL CO LTD
filed 2026-06-17
CIK 1395064

Form 20-F
FY2025

TAKEDA PHARMACEUTICAL COMPANY LIMITED

As filed with the Securities and Exchange Commission on June 17, 2026
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________
FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2026
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
143,310,556 ADSs outstanding as of March 31, 2026
1,579,836,830 shares of common stock as of March 31, 2026

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
In this annual report, we present our audited consolidated financial statements as of March 31, 2025 and 2026 and for the fiscal years ended March 31, 2024, 2025 and 2026. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS also includes International Accounting Standards (“IAS”) and the related interpretations of the committees (Standard Interpretations Committee (“SIC”) and International Financial Reporting Interpretations Committee (“IFRIC”)).
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
Our ability to offset the effects of losses of exclusivity in our existing products and to continue to grow our business depends significantly on the success of our research and development activities in identifying, developing and successfully bringing to market new products in a timely and cost-effective manner. To accomplish this, we commit substantial efforts, funds and other resources to research and development, both in-house and through collaborations with third parties. However, these research and development programs are expensive, involve intensive preclinical evaluation and clinical trials in connection with a highly complex and lengthy regulatory approval process, often requiring more than ten years from discovery to commercial launch. We discuss regulatory considerations below under “—If we fail to comply with government regulations over product development, regulatory approvals and reimbursement requirements, our business could be adversely affected.” The research and development process for new biopharmaceutical products also requires us to attract and retain sufficient numbers of highly skilled employees and, in any event, may not be successful. Even if we successfully develop and bring to market new products, there is only a limited available patent life in which to recoup these development costs and the products may face competition that impacts their commercial success.
During each stage of the approval process and post-approval life cycle of our products, there is a substantial risk that we will encounter serious obstacles, including unfavorable clinical results (whether overall or in comparison to products of competitors); indications of safety concerns; difficulty or delays in enrolling patients or in administering clinical trials; delays in completing formulation and other testing and work necessary to support an application for regulatory approval; insufficient clinical trial data to support the safety or efficacy of the product candidate; and difficulty in obtaining regulatory approval for additional indications, among others.
As a result of the foregoing or other factors, we may decide to delay, discontinue, terminate or externalize the development of potential pipeline products in which we have invested significant resources, even where the product is in the late stages of development, and have done so in the past. For example, in June 2024, we announced that soticlestat did not meet the primary endpoints in the phase 3 SKYLINE and SKYWAY studies for the treatment of Dravet syndrome and Lennox-Gastaut syndrome, respectively, and subsequently determined that we will not file for regulatory approval for either indication. Additionally, in October 2025, we announced our decision to discontinue our cell therapy efforts as part of a strategic portfolio prioritization process.
Products approved for use and successfully marketed in one market may be unable to obtain regulatory approval, become commercially successful or achieve satisfactory rates of reimbursement in other markets. Even following initial regulatory approval, the success of a product may be adversely affected by safety and efficacy findings in other clinical trials or larger real-world patient populations, as well as by the market entry of competitive products or other product-related developments, as a result of which we may not be able to recoup our investments in their development and commercialization. For example, in December 2024, Takeda announced the voluntary withdrawal of the EU marketing authorization for ALOFISEL, in coordination with the European Medicines Agency (the “EMA”), following the results of the ADMIRE-CD II study, which did not meet its primary endpoints. The EU marketing authorization has since been withdrawn, and the product has also been discontinued or is being phased out in certain markets outside the EU, including Japan. As a result, our business, financial condition and results of operations could be materially and adversely affected.
If we fail to comply with government regulations over product development, regulatory approvals and reimbursement requirements, our business could be adversely affected.
Obtaining marketing approval for pharmaceutical products is a lengthy, complex and highly regulated process that requires intensive preclinical and clinical data, and the approval process can vary significantly depending on the regulatory authority. Relevant health authorities may, at the time of the filing of the application for a marketing authorization, or later during their review, impose additional requirements that can evolve over the course of the review, including requiring additional clinical trials, and such authorities may delay or refuse to grant approval. Even where we have obtained marketing approval for a product in one or more major markets, we may need to invest significant time and resources in applying for approval in other markets, and there is no assurance that we will be able to obtain such approval. For example, despite having received a positive opinion from the Committee for Medicinal Products for Human Use of the EMA for our dengue vaccine candidate, TAK-003, we announced in July 2023 that we had voluntarily withdrawn our U.S. biologics license application (BLA) for TAK-003 following discussions with the FDA about aspects of data collection that could not be addressed within that BLA review cycle.
In addition, staffing changes, leadership transitions, resource constraints and broader policy or organizational changes within the FDA, U.S. Department of Health and Human Services (the “HHS”) or other governmental agencies, including those resulting from efforts by the current U.S. presidential administration to reduce federal spending and the size of the federal workforce, may affect the timing, conduct and predictability of regulatory review. Significant leadership departures and other personnel changes may result in the loss of institutional knowledge and experience and could cause affected health authorities to become more conservative in certain areas and less predictable or efficient. Such developments could result in longer review timelines, changes in the interpretation or application of regulatory standards, increased information requests, evolving data expectations, inspection delays or greater uncertainty regarding the requirements for approval and maintenance of approvals for NDAs, biologics license applications and other marketing applications. Any such changes could increase development and compliance costs, delay, impair or prevent our ability to obtain or maintain approvals, and adversely affect the overall approvability, timing or commercial prospects of our product candidates and approved products. Health authorities are also increasingly focused on product safety and on the risk/benefit profile of pharmaceutical products, which could lead to more burdensome and costly approval processes and negatively affect our ability to obtain regulatory approval for products under development. For example, the FDA, the EMA, the Ministry of Health, Labour and Welfare (the “MHLW”) and the National Medical Products Administration (the “NMPA”) have been implementing strict requirements for approval, particularly in terms of the volume of data needed to demonstrate a product’s efficacy and safety.
Even after regulatory approval is obtained, marketed products are subject to various post-marketing commitments, including continual review, risk evaluations, comparative effectiveness studies and, in some cases, requirements to conduct post-marketing clinical trials to gather additional safety and other data. Regulatory authorities in many countries have enhanced post-approval monitoring in recent years, which has increased post-approval regulatory burdens. Post-regulatory approval reviews and data analyses can lead to the issuance of recommendations by government agencies, specialized organizations, healthcare professionals or patients regarding the use of products. For example, such recommendations could include a request to limit the patient population of a drug’s indication, the imposition of marketing restrictions, including changes in package insert or labeling, or the suspension or withdrawal of the product. Any such recommendation, whether implemented or not, could result in reductions in sales volume and/or new or increased concerns about the adverse reactions or efficacy of a product. These substantial regulatory requirements have, over time, increased the costs associated with maintaining regulatory approvals and achieving reimbursement for our products.
If the regulatory approval process or post-approval, reimbursement, monitoring or other requirements become significantly more burdensome in any of our major markets, we could become subject to increased costs and may be unable to obtain or maintain approval to market our products. For example, in December 2025, the Council of the European Union and the European Parliament reached a provisional agreement on the long-awaited “Pharma Package.” The Pharma Package is a comprehensive and major overhaul of the EU legislative framework for pharmaceuticals, although the reform must be formally approved by both institutions and published in the EU’s Official Journal prior to taking force and most of the provisions are expected to apply following an applicable transition period. This reform is expected to significantly affect regulations over product development, supply, access and other matters, could result in shorter exclusivity periods and is expected to increase compliance burdens. Development of new and innovative products can also require the use of emerging platforms and technologies for which regulations either do not yet exist or are under development or modification. This may lead to greater uncertainty and risk in establishing the necessary data for approvals to conduct clinical trials and/or receiving marketing approvals. Any such adverse changes could materially and adversely affect our business, results of operations or financial condition.
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
In the U.S., our sales and marketing activities are monitored by several regulatory authorities and law enforcement agencies, including the FDA, the HHS, the U.S. Department of Justice, the Drug Enforcement Administration (the “DEA”) and the U.S. Securities and Exchange Commission (the “SEC”). In addition, our use of data, including sensitive patient information, and of technology, including machine learning and artificial intelligence (AI), is regulated by the Federal Trade Commission as well as various states under evolving standards. These authorities and agencies and their equivalents in other countries have broad authority to investigate market participants for potential violations of laws relating to the sale, marketing and promotion of pharmaceutical products and medical devices, including the False Claims Act, the Anti-Kickback Statute, the United Kingdom Bribery Act of 2010 and the Foreign Corrupt Practices Act, among others, for alleged improper conduct, including corrupt payments to government officials, improper payments to medical professionals, off-label marketing of pharmaceutical products and medical devices, the submission of false claims for reimbursement by the federal government and the use or misuse of data and technology. Healthcare companies may also be subject to enforcement actions or prosecution for such improper conduct. Any inquiries or investigations into our operations, or enforcement or other regulatory action against us, by such authorities could result in significant defense costs, fines, penalties and injunctive or administrative remedies, distract management to the detriment of the business, result in the exclusion of certain products, or us as a whole, from government reimbursement programs or subject us to regulatory controls or government monitoring of our activities in the future. We are also subject to certain ongoing investigations by governmental agencies. See Note 31 to our audited consolidated financial statements for further details.
Government policies and other pressures to reduce medical costs could have an adverse effect on sales of our pharmaceutical products.
We are subject to governmental regulations mandating price controls in various countries in which we operate. The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments, insurance companies and consumers are under intense pressure to control spending even more tightly. See “Item 4. Information on the Company—B. Business Overview-Third-Party Reimbursement and Pricing.”
In the U.S., managed care groups (including pharmacy benefit managers), as well as institutional and governmental purchasers, have put significant pricing pressure on drug manufacturers. In particular, as managed care groups have grown in size due to market consolidation, pharmaceutical companies have faced pressure in pricing and usage negotiations and are engaged in fierce competition to have their products included in the care providers’ formularies. Moreover, as a result of the legislative and regulatory environment, we continue to experience heightened pricing pressure on, and limitations on access to, our branded pharmaceutical products sold in the U.S. For example, expansion of the U.S. federal government’s 340B discount program has continued, potentially increasing the proportion of our U.S. sales that are subject to such mandatory discounts. In addition, in 2022, Congress passed the Inflation Reduction Act (the “IRA”), which significantly changes the compensation terms for drugs under the Medicare program, including by imposing penalties on manufacturers who raise drug prices faster than inflation, instituting a cap on out-of-pocket expenditures by Medicare beneficiaries and allowing the federal government to set prices for certain drugs covered under Medicare beginning in 2026. We continue to expect the changes introduced by the IRA, including the Medicare Part D redesign to negatively impact profits and future price negotiations for Takeda products. In January 2026, the U.S. Centers for Medicare & Medicaid Services selected ENTYVIO, which was our highest-selling product in the fiscal year ended March 31, 2026, for Medicare price negotiations pursuant to the IRA effective January 2028, which could materially impact our sales of ENTYVIO through Medicare. In addition, in May 2025, the U.S. administration issued an executive order intended to encourage or impose the use of “Most Favored Nation” (MFN) pricing in the U.S. market. MFN is a price-setting mechanism, which generally would tie U.S. prescription drug prices to the lowest price available in selected “comparably developed nations.” Since such order was issued, the U.S. administration has negotiated agreements with a number of biopharmaceutical companies implementing MFN pricing in certain respects, and has proposed pilot programs for Medicare and Medicaid that would apply MFN pricing to drugs sold through those programs. While the actual impact cannot yet be fully estimated with certainty, MFN pricing in the U.S. market could, among other things, result in the reduction of the prices of our products in the U.S., which could in turn materially and adversely impact our business, financial condition and results of operations. Various state legislatures and regulators have also enacted, or are pursuing, policy changes that could further increase pricing pressure on our products (e.g., prescription drug affordability boards, limited distribution network policies). As a result, we expect the healthcare industry in the U.S. will continue to be subject to increased pricing and spending pressure and our products could face adverse impacts in the U.S.
In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”) Drug Price Standard, a price list published by the MHLW (the “NHI price list”). The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been previously subject to revisions based on the actual prices and amounts by which the pharmaceutical products are purchased by medical institutions in Japan, and the average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program and balancing competing national expenditures. As part of these initiatives, the annual NHI price list revision, implemented since April 2021, has led to more frequent downward price revisions. The government is also addressing the efficient use of generic drugs, with a primary target of 80% penetration in each prefecture by volume and a secondary target of 65% in value by March 2030 with respect to products for which market exclusivity has expired. In addition, products on the NHI price list nominated based on pre-defined criteria, such as innovativeness and the financial impact, are subject to a cost-effectiveness evaluation under MHLW rules, and subject to price adjustments depending on the outcome of this evaluation. Furthermore, effective June 1, 2026, for certain drugs under the MHLW’s selected medical care framework, a surcharge equal to one-half of the difference in drug prices, will apply as a special charge if patients request a long-listed originator drug for which generic drugs are available (unless medically necessary or where generics cannot be provided), which may lead to reduced utilization of originator products and could adversely affect our results of operations in Japan.
In Europe, drug prices have been subject to downward pressure due to measures implemented in each country to control drug costs, and prices continue to come under pressure due to parallel imports, generic competition, increasing use of health technology assessment based upon cost-effectiveness and other factors, such as pressure on government budgets and re-allocation of spending. European pricing and reimbursement authorities have also intensified efforts to increase transparency of prices as well as exchange of information among the various European pricing authorities in order to raise pressure towards the industry. This pricing debate has impacted the overall political climate in Europe and has triggered a European policy initiative to review the pharmaceutical industry’s intellectual property incentives with a particular emphasis on orphan drugs. The European Commission has also proposed to revise the European Union (“EU”) pharmaceutical legislation, which contains a proposal to reduce and/or modulate Intellectual Property incentives, regulatory data protection and orphan market exclusivity. While we expect that any new legislation in this area would take at least two to three years to be implemented, it could have significant impact on our business model. Starting in 2025, the EU Regulation on Health Technology Assessment took effect, initially to new oncology and advanced therapeutic medicinal products, expanding in 2028 to orphan drugs and from 2030 to all centrally registered products, adding an additional layer of scrutiny to subsequent national-level pricing and reimbursement processes. While the exact impact of this regulation is not yet known, it is expected to increase clinical evidentiary requirements on manufacturers by pooling specific data requirements from all EU member states. If we are unable to meet these heightened requirements, our products could face potential adverse impacts on pricing and reimbursement in EU markets. In addition, the recent Critical Medicine Act proposal expands the existing possibilities for collaborative procurement involving Member States and the Commission. It sets out the options for joint procurement by Member States (facilitated by the Commission), centralized procurement by the Commission on behalf of or in the name of Member States and joint procurement by Member States and the Commission (Articles 21 to 24 CMA Proposal). If implemented, this could exert downward pressure on prices of such jointly procured products.
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
Generic or biosimilar substitutes have high market shares in a number of key markets, including the U.S., Europe, Japan and many emerging countries, and the adverse effects of the launch of generic products are particularly significant in such markets. The introduction of generic or biosimilar versions of a pharmaceutical product frequently leads to a swift and substantial decline in the sales of the original product. Our continued innovation efforts cannot fully mitigate the impact of competition from generics or biosimilars. In the U.S., the EU and Japan for example, political pressure to reduce spending on prescription drugs has led, and may continue to lead, to legislation and other policy measures that encourage the use of generic products and biosimilars. In Japan, the government is implementing various measures to control drug costs, including by encouraging medical practitioners to use and prescribe generic drugs, and it has set a volume-based “primary” target of 80% generic penetration in each prefecture (region) for products for which market exclusivity has expired, to be achieved by the end of the fiscal year ending March 31, 2030, and, in March 2024, introduced value‑based and biosimilar‑related “secondary” targets, including a 65% generic share on a value basis and a biosimilar replacement rate of at least 80% on a volume basis for at least 60% of Active Pharmaceutical Ingredients (APIs) for which biosimilar versions are available, with the same deadline. Legislation has also been passed in the U.S. and Europe encouraging the use of biosimilar products. Similar to generics, biosimilars aim to provide less expensive versions of innovative biologic products. Legislation has provided abbreviated pathways for the approval and marketing of biosimilar products, which may affect the profitability and commercial viability of our biologic products.
Certain products of ours have begun, or are expected over the next several years, to face declining sales due to the loss of patent protection or regulatory exclusivity. For example, patent protection covering VYVANSE and the associated pediatric exclusivity expired in the U.S. in August 2023. Sales of this product were particularly affected in the fiscal year ended March 31, 2026 as a result of market erosion caused by the introduction of lower-priced generics. In addition, we expect to face generic competition for TRINTELLIX, which generated JPY 121.8 billion in revenue in the fiscal year ended March 31, 2026, following expiration of certain patent rights in December 2026. Furthermore, our current top selling product, ENTYVIO, will face loss of regulatory exclusivity in the latter half of this decade and certain patents covering various aspects of this product are expected to expire in 2032. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for details.
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
The success of any product depends on our ability to effectively communicate with and educate healthcare professionals and patients and convince them of the advantage of our products over those of our competitors. We often carry out costly clinical trials even after our products have been launched to produce data to be utilized for these purposes, but such trials do not always produce the desired outcomes. Certain competitors have greater financial and other resources to conduct more of such trials or with larger patient populations, which may ultimately enable them to promote their products more effectively than we do. New competing products or the development of superior medical technologies and other treatment options could make our products or technologies lose their competitiveness or become obsolete. Furthermore, relevant regulators could increase their approvals of new therapies developed by competitors for the conditions treated by our products, such as in order to increase the number of treatment options available for rare or orphan diseases. If we are unable to maintain the competitiveness of our products, our business, financial position and results of operations could be materially and adversely affected. For example, competitors have in recent years introduced novel hemophilia products, or such products have been approved for additional uses, which may affect (and in certain cases has affected) sales of our recombinant and plasma-based hemophilia products, such as our factor FVIII products and anti-inhibitor coagulant complex product. Increased competition from new products or therapies in other indications has, and could in the future, similarly affect our other products. In addition, during the fiscal year ended March 31, 2026, we have recorded an impairment loss of JPY 31.9 billion related to ALUNBRIG, reflecting the impact of competitive pressures and evolving market conditions, and similar developments could affect other products in our portfolio.
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
Moreover, global supply chains have been affected by such varying but interconnected factors such as increased geopolitical tensions, trade tensions and military conflicts, including the Russian invasion of Ukraine, turmoil in the Middle East or Latin America and resulting disruptions to logistics, transportation, energy and other industries and significantly increased inflation in a number of markets. In December 2025, the U.S. president signed into law the BIOSECURE Act (the “Act”), which restricts U.S. federal agencies from entering, extending or renewing a contract with any entity that uses, in performance of its contract with the federal agency, biotechnology equipment or services provided by designated “companies of concern,” which includes (i) companies on the U.S. Department of Defense’s list of Chinese military companies operating in the United States, (ii) biotechnology-related entities designed pursuant to the BIOSECURE Act as subject to the governance, direction or control, or as operating on behalf of, the government of a “foreign adversary” as defined in the Act (i.e., China, North Korea, Russia, or Iran) and as posing a threat to U.S. national security as set forth in the Act and (iii) the subsidiaries, affiliates, parent companies or successors of such entities. While the effectiveness of the restrictions set forth therein are subject to publication of a list of designated entities, issuance of regulatory guidelines and revision of the Federal Acquisition Regulation, such steps are expected to occur at the latest by late 2028, and once in effect, the restrictions under the BIOSECURE Act, or additional restrictions that may be proposed in the future, could limit or impede our or our partners’ ability to work with Chinese suppliers and other third parties in China or other countries deemed U.S. foreign adversaries. Escalating trade and other geopolitical tensions could impact our partners and have a material adverse impact on our global business operations. In addition, the current U.S. presidential administration has announced tariffs, including tariffs of 100% on patented pharmaceuticals imported to the U.S., subject to certain exemptions, including product-specific exemptions (e.g., orphan therapies and plasma-derived therapies), imports from countries such as the U.K., Japan, Switzerland and EU member states that have reached agreements for a lower 15% rate (0% for the U.K.) and for companies with most-favored nation pricing agreements and/or an approved onshoring plan. While, as of the date of this annual report, we believe that our exposure to tariffs and related risks is limited, the situation remains highly fluid (including the scope of goods and/or raw materials that will ultimately be subject to tariffs), and there can be no assurance that our current evaluation of such risk will remain accurate. Such pressures on global supply chains and other operations may also impede the ability of our third-party partners to supply us with the products and services we need to administer our business.
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
In addition, despite efforts at compliance, from time to time we or our partners may receive, and have in the past received, notices of manufacturing, quality-related, or other observations following inspections by regulatory authorities around the world, as well as official agency correspondence regarding compliance. For example, on June 9, 2020, the FDA issued a warning letter related to our manufacturing plant in Hikari, Yamaguchi, Japan which included several technical observations, including observations about procedures, personnel, records, investigations, training, equipment, and oversight. Based on our responses and corrective actions, the FDA revised the inspection classification to Voluntary Action Indicated and determined that the conditions in the Warning Letter were addressed and, as a result, the Warning Letter was closed. The corrective actions resulted in a temporary supply shortage of Leuprorelin, a product which we supply to AbbVie, Inc. (“AbbVie”) pursuant to a supply agreement. AbbVie filed a lawsuit against us on November 6, 2020, specifying an alleged breach of contract, and a Delaware state court has ruled in favor of AbbVie on the alleged breach in December 2023, with a final damages award of USD 505 million including interest. We or our partners may receive additional or similar observations, correspondence and claims in the future, whether regarding the Hikari plant or otherwise. If we are unable to resolve these observations and address regulatory concerns and claims from partners in a timely fashion, our reputation, business, financial condition and results of operations could be materially affected. See “—Legal and Regulatory Risk—We are involved in litigation relating to our operations on an ongoing basis, and such litigation could result in financial losses or harm our business” for further discussion on risks associated with litigation and lawsuits relating to our operations.
The development and manufacture of biologics present heightened or additional risks. The manufacture of biologics is highly complex and is characterized by inherent risks and challenges, such as raw material inconsistencies, logistical and sourcing challenges, significant quality control and assurance requirements, manufacturing complexity (including heightened regulatory requirements), short shelf life and significant manual processing. Unlike products that rely on chemicals for efficacy, such as most pharmaceuticals, biologics are more complex to characterize due to the inherent variability of biological input materials. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in, among other things, lot failures, product recalls, product liability claims or insufficient inventory, which could be costly to us or result in reputational damage.

Furthermore, sourcing and transportation of plasma and production and distribution of plasma-derived products is complex, capital intensive and subject to extensive regulation. Efforts to increase the collection of plasma may require strengthening acquisition and third-party contracting capacities and successful regulatory approval of additional plasma collection facilities and plasma fractionation facilities. Further development of such capacities and facilities involves a lengthy regulatory process and is highly capital intensive. In addition, access to and transport as well as use of plasma may be subject to restrictions by governmental agencies. If we are unable to manage these inherent risks and challenges, we may lose market share or customer confidence, be required to record charges related to idle capacity or impairment on facilities or take other actions which could materially and adversely affect the Plasma-Derived Therapies business. Any of the above may reduce sales, delay the launch of new products, and adversely affect our business, financial condition and results of operations.
The illegal distribution and sale by third parties of counterfeit versions of our products or products stolen from us could have an adverse effect on our reputation and business.
Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards to which our products are subject. A patient who receives a counterfeit product may be at risk for a number of dangerous health consequences. Reports of adverse reactions to counterfeit products or increased levels of counterfeiting could materially affect patient confidence in our products, which could have a material adverse effect on our reputation and financial results. In addition, thefts at warehouses, at plants, or in transit of inventory that is not properly stored or that is sold through unauthorized channels could materially and adversely affect patient safety, our reputation and our results of operations.
Risks Relating to Our Business Strategies
We have substantial debt which may limit our ability to execute our business strategy, refinance existing debt or incur new debt, and if we are unable to maintain sufficient financial strength, we could be at a greater risk of a downgrade of our credit ratings.
Our consolidated bonds and loans were JPY 4,881.8 billion as of March 31, 2026, the majority of which was incurred in connection with the acquisition of the entire issued and to-be-issued share capital of Shire pursuant to a Scheme of Arrangement under the laws of Jersey (the “Shire Acquisition”) or represents the related indebtedness of Shire that is included in our consolidated statements of financial position. This significant amount of aggregate debt and the substantial amount of cash required for payments of interest and principal could adversely affect our liquidity. We are also required to comply with certain restrictive covenants in connection with our bank commitment line, from which we may choose to draw from time to time. Violations of such covenants may restrict us from accessing the line and force us to immediately repay all outstanding loans drawn from it, which may in turn have a material adverse effect on our financial conditions. Furthermore, we may desire to or be required from time to time to incur additional borrowings, including in relation to the repayment or refinancing of any of our currently outstanding indebtedness. Our ability to arrange new financing, or refinancing and the terms thereof will depend on our financial position and performance, prevailing market conditions (including fluctuations in market interest rates) and other factors beyond our control. Moreover, if we decide to refinance indebtedness, our overall leverage may not necessarily decrease (or may increase pending the use of the proceeds of the refinancing transaction to repay outstanding debt), and interest expense may increase if, among other factors, market interest rates are higher than at the time we incurred the indebtedness being refinanced.
Credit rating agencies routinely evaluate our business and financial condition, and their ratings are based on a number of factors, including our leverage, ability to generate cash flows, overall financial strength and diversification, as well as other factors beyond our control, such as the state of the global economy and our industry generally. While our credit ratings remain investment grade, each rating agency reviews its ratings periodically, and there is no assurance that the current credit ratings assigned to us will not be downgraded. A downgrade of our credit rating may materially and adversely affect the market prices of our equity and debt securities, including the notes, the interest rates at which our borrowings and debt securities are issued, fees charged to us by current or future lenders and our ability to obtain additional financing, as the case may be. This could make it significantly more costly for us to borrow money, to issue debt securities and to raise certain other types of capital and/or complete additional financings. Such negative credit rating actions and the underlying reasons for such actions could materially and adversely affect our cash flow, results of operations and financial condition and the market price of, and our ability to pay the principal and interest on our debt securities.
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
We continue to pursue strategic business acquisitions globally as a key part of our continuous growth strategy. If we cannot achieve the anticipated benefits of any acquisitions in full or in a timely manner, we could be required to recognize impairment losses, we may not be able to recoup our investment, and our business, financial position and results of operations could be materially and adversely affected. Particularly, we may be unable to achieve the expected revenues pursuant to licensing, co-promotion or co-development agreements or collaborations. For example, on February 8, 2023, we acquired all of the capital stock of Nimbus Lakshmi, Inc., a wholly owned subsidiary of Nimbus Therapeutics, LLC, that owns or controls the intellectual property rights and other associated assets related to zasocitinib (TAK-279), an allosteric TYK2 inhibitor. While we announced positive Phase 3 clinical trial results in plaque psoriasis and plan to file for regulatory approval in that indication in fiscal year 2026, we nevertheless may face clinical setbacks in our development of zasocitinib in other indications and may not achieve our revenue goals for the product, if approved, which could harm our ability to recoup our investment in the acquisition, require us to record impairment charges for related intangible assets or otherwise adversely affect our business, results of operations or financial condition. We may also assume unexpected contingent or other liabilities or be required to mark up the fair value of liabilities (or mark down the fair value of assets) acquired upon the close of an acquisition.
Organizational changes and leadership transitions may cause near-term uncertainty and risk and may not provide the expected benefits on the expected timeline.
We announced in January 2025 that our Board of Directors had selected Julie Kim to succeed Christophe Weber as President & CEO following our 150th Annual General Meeting of Shareholders to be held on June 24, 2026, and would propose that Ms. Kim be nominated as a director, and appointed as representative director if elected. In January 2026, in connection with this leadership transition, we announced changes to our organizational structure and senior leadership team intended to bolster our competitiveness and increase efficiency and operational speed and, in March 2026, we announced that our Board of Directors had approved the next steps in our initiatives to enhance our long-term growth profile and accelerate launch execution, including through the streamlining of corporate functions and process simplifications through the use of advanced technologies. This transformation program is intended to build upon the multi-year, enterprise-wide efficiency program announced in May 2024 that is aimed at promoting business growth and improving our profitability. However, the design and implementation of both ordinary course and one-time initiatives are complicated and require the commitment of significant financial, managerial and other resources to complete. While we expect that our leadership transition and related initiatives will not result in material disruptions to our business, there can be no assurance that such initiatives will provide the benefits we seek, or that such benefits can be realized on the targeted schedule. Initiatives to simplify our operational model, for example, will require changes to our organizational structure and the reallocation of human and other resources, which can require extended discussions with regulators, employees and other stakeholders, as well as the occurrence of significant costs, such as severance payments. Primarily as a result of the enterprise-wide efficiency program announced in May 2024, we recorded JPY 128.1 billion and JPY 70.8 billion of restructuring expenses in the fiscal years ended March 31, 2025 and 2026, respectively. As a result of the transformation program announced in March 2026, we expect to incur restructuring expenses of JPY 170.0 billion in the fiscal year ending March 31, 2027, and expect to continue to incur restructuring expenses (albeit at a decreased level) in the fiscal years ending March 31, 2028 and 2029. Even if these initiatives are ultimately successful, we expect that such expenses will negatively affect our consolidated profitability in the short term.
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
Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations. Further expansion overseas has been one of our key strategies, and, in the fiscal year ended March 31, 2026, regions outside of Japan accounted for 90.4% of our consolidated revenue, with the U.S. in particular contributing 48.0% of consolidated revenue. We expect that markets outside Japan, particularly the U.S. and also Europe and Canada, will continue to be increasingly important to our business and results of operations, increasing the likelihood that any of these risks is realized. We have also been taking steps to grow our business in most emerging markets. We define emerging markets to include Latin America, China, Asia (excluding Japan and China), Commonwealth of Independent States (“CIS”) and Other (including the Middle East, Africa and Oceania). Our revenue from emerging markets was JPY 761.5 billion (or 16.9% of our total revenue) for the fiscal year ended March 31, 2026. We intend to pursue further growth in most of these markets. In particular, we believe that there is an attractive opportunity to grow our business in China.
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
In response to the Russian invasion of Ukraine begun in February 2022, Takeda has taken action to discontinue activities in Russia that are not essential to maintaining the supply of medicines to patients and providing ongoing support to our employees, subject to compliance with all international sanctions imposed on Russia. This includes suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. In the fiscal year ended March 31, 2026, revenue attributable to Russia/CIS represented 1.8% of our total consolidated revenue, and we did not experience a material impact from the invasion, international responses thereto or our discontinuation of non-essential activities in Russia. Depending on the future status of the crisis, however, our results of operations and financial condition, and our strategy to increase our business in the region, could be adversely affected.
In order to successfully implement our emerging markets strategy, we must also attract and retain qualified personnel, despite the possibility that some emerging markets may have a relatively limited number of people with the required skills and training. We may also be required to increase our reliance on third-party agents within less-developed markets, which may put us at increased risk of liability. In addition, many emerging markets have currencies that fluctuate substantially, and if such currencies are devalued and we cannot offset the devaluations, our financial performance in such countries may be adversely affected. Further, many emerging markets have relatively weak intellectual property protection and inadequate protection against crime, including counterfeiting, corruption and fraud. Operations in certain emerging countries, where corruption may be more prevalent than in more developed countries and where internal compliance practices may not be well established, may also pose challenges from a legal and regulatory compliance perspective. Moreover, we may face additional legal and regulatory barriers to achieving growth, such as restrictions on the import of raw materials or other trade regulations (for example, on the import of plasma and plasma products into China) that will require us to expend additional resources to achieve our goals. For reasons including but not limited to the above, significant parts of our operations across the world including emerging markets, present significant risks, and the realization of such risks could have a material adverse effect on our business, financial condition and results of operations.
We may experience difficulty implementing and resourcing corporate sustainability-related measures, or complying with emerging sustainability-related requirements and expectations.
We have adopted certain corporate goals and programs to help us address environmental sustainability risks and may evolve them to address other sustainability-related risks in the future as our stakeholders increasingly focus on these topics. We are committed to the achievement of these goals and are working to meet them, but we may nevertheless be unable to meet expectations and such goals and initiatives may also result in increased costs. With respect to environmental sustainability, we have commitments validated by the Science Based Targets Initiative (“SBTi”) to reduce our carbon footprint by achieving reductions in greenhouse gas emissions (“GHG”) in our operations (Scope 1 and 2) of 65% from a FY2016 baseline and GHG emissions in our value chain (estimated Scope 3) of 25% from a FY2022 baseline by FY2030 and achieving net-zero (as defined in the SBTi Corporate Net-Zero Standard) for Scope 1 and 2 GHG by FY2035 and Scope 3 by FY2040. We are also committed to minimizing waste sent to landfill from our operations, sourcing sustainable paper packaging and enhancing our water stewardship practices. Our ability to reduce Scope 3 emissions depends on our ability to secure emission reduction commitments from our suppliers and other business partners and continued advancements in technology that enables low emission activities and we have not always been successful, and may not be successful in the future, in achieving our goals. Moreover, although we have not yet recorded material expenses in connection with our net-zero initiatives, the costs of successfully implementing them, such as the costs of seeking renewable sources of energy, increasing the energy efficiency of our operations or reducing GHG emissions in our value chain, remain uncertain, and will depend on factors outside of our control (such as the effect of governmental and societal initiatives to reduce greenhouse emissions and technological developments and the actions of our business partners and other market actors in our industry). Our internal risk assessments show that those costs could potentially become significant in the future. Also, these initiatives may, for example, require us to consider alternative vendors or suppliers or impair our ability to procure or use certain materials.
Governmental and regulatory authorities, counterparties such as suppliers, investors, the public at large and others have also increasingly focused on sustainability, with new laws and regulations regarding such matters increasing in number and scope. This includes evolving public reporting obligations such as the European Union’s Corporate Sustainability Reporting Directive (“CSRD”) and Corporate Sustainability Due Diligence Directive (“CSDDD”), as well as the sustainability disclosure rules set forth by the Sustainability Standards Board of Japan (“SSBJ”) that have been adopted by Japan’s Financial Services Authority, which we expect to apply beginning with the fiscal year ending March 31, 2027. These emerging requirements could increase costs associated with our business operations, including the allocation of additional staffing and other resources and exposure to regulatory, litigation and reputational risk.
To the extent that we are unable to meet the expectations of stakeholders, including governmental and regulatory authorities, counterparties, investors, customers, or the public with respect to sustainability matters, our reputation may be harmed, we may face increased compliance or other costs and demand for securities issued by us and our ability to participate in the debt and equity markets may decrease. Furthermore, such standards and expectations are subject to ongoing change and refinement, and may shift in unexpected and potentially significant ways.
Our digital transformation initiatives may be unsuccessful, which could adversely affect our profitability and business operations.
We have made and plan to continue to make significant investments in digital transformation initiatives, with the goal of modernizing our platforms, accelerating data services, enhancing our ability to innovate, equipping our employees with new skills and ways of working and providing patients and donors with innovative digital products and services. These digital transformation initiatives also represent a key part of our strategy for improving our profitability, in particular our operating profit margins. These types of activities are complex and are dependent on a number of factors, including entering into successful partnerships and alliances with technology companies, as well as developing and deploying technology architecture successfully and, particularly with respect to the use of emerging digital technologies such as AI, ensuring appropriate technology and data ethics practices. For example, AI algorithms or models may contain flaws or defects, or be trained on insufficient or inappropriate data, and any issues may not be easily detectable or remediable. AI tools may unintentionally cause us to incur liability under applicable laws or regulations or as a result of violation of third-party intellectual property, privacy or other rights. Moreover, AI technologies themselves, the regulatory frameworks surrounding them and expectations for the use of AI are rapidly evolving, subjecting us to significant uncertainty and potentially to increased compliance costs or constraints on our business processes, or other risks which are difficult to foresee given the fast pace of change. In addition, we may increasingly be in possession of, or responsible for, sensitive patient and donor health information, which could be the target of malicious cybersecurity activity or otherwise expose us to increased risks, including reputational damage. See “—Risks Relating to Our Business

Strategies—We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of misuse, theft, exposure, tampering or other intrusions.” If we do not successfully manage our digitalization initiatives and digital technologies, or any other related activities that we may take in the future, any expected efficiencies and benefits might be delayed or not realized, our operations and business could be disrupted and our strategy for improving profitability may prove to be unsuccessful. If we fail to adequately or ethically integrate digitalization into our business, or if we cannot overcome difficulties that may arise in developing and implementing newly integrated technology, our reputation may be harmed and we may lose customers and market share. Even if our efforts are successful, our competitors, including established competitors or new entrants with specialized expertise, may be better able to achieve digitalization and realize its benefits, giving them a competitive advantage over us, displace any technology that we may develop or implement or make it obsolete. In addition, the costs associated with implementing these initiatives might exceed expectations, which could result in additional future charges, and we may be exposed to increased cybersecurity or related risks. The occurrence of any of these risks could have a material adverse effect on our business, financial position and results of operations.
We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of misuse, theft, exposure, tampering or other intrusions.
A variety of important processes relating to the research and development, production and sale of our products depend heavily on our information systems, including cloud-based computing, or those of third-party providers to whom we outsource certain business functions, including the storage and transfer of critical, confidential, sensitive or personal information regarding our patients, clinical trial subjects, vendors, customers, employees and others. We also increasingly seek to develop and collaborate on technology-based digital health products, such as mobile applications that aim to improve patient welfare in a variety of ways, which could lead us to store and transfer personal information about individual patients, customers and others. The size, age and complexity of our information technology systems make them potentially vulnerable to service interruptions, or other risks, such as malicious intrusions and random attacks. Cyber-attacks are increasing in frequency, sophistication and intensity, particularly as malicious actors incorporate AI into their tactics, and may occur opportunistically in response to Takeda’s public statements, such as the announcement of a new strategic partnership or key pipeline milestone. These and other cyber-attacks are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, hacktivists, nation-states and others. Cyber-attacks could include the deployment of harmful malware, denial of service attacks, worms, social engineering and other means to affect service reliability and threaten data confidentiality, integrity and availability. The development and maintenance of systems to safeguard against such attacks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Moreover, the costs related to these security measures are expected to continue to increase. For zero-day threats, or new vectors of attack which are currently unknown, the risk that our defenses will be inadequate is particularly pronounced and may remain undetected for significant periods of time. Despite our efforts, Takeda has been the target of cyber-attacks and experienced data breaches and cannot eliminate all risks associated with such attacks. For example, in March 2024, Takeda notified regulators and BioLife plasma donors of potential unauthorized access of certain online donor accounts containing personal information and issued a password reset for impacted donor accounts.
If our data systems are compromised, our business operations may be impaired, we may lose profitable opportunities, or the value of those opportunities may be diminished, and we may lose revenue because of unlicensed use of our intellectual property or confidential or proprietary information. Cyber-attacks could significantly impact the availability of data systems that are essential to conducting routine business operations across the company, including product manufacturing or clinical development, and the recovery efforts could be both time consuming and costly. If personal information of our customers, employees, plasma donors or the patients we serve is misappropriated, our reputation may be injured resulting in loss of business and/or morale, and we may incur costs to remediate possible injury to those individuals and be required to pay fines or take other action with respect to judicial or regulatory actions arising out of such incidents. Data privacy or security breaches by employees and others with permitted access to our systems, including in some cases third-party service providers to which we may outsource certain business functions, may also pose a risk that sensitive data, including intellectual property or personal information, will be exposed to unauthorized persons or to the public. For more information on our risk management and governance for cybersecurity risks, as well as the impact of cyber incidents, refer to “Item 16K – Cybersecurity.”
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
We are involved in various litigation matters relating to our operations on an ongoing basis, including claims related to product liability, intellectual property and commercial disputes, as well as claims related to antitrust, sales and marketing and other regulatory regimes. Given the inherent unpredictability of litigation, it is possible that an adverse outcome in one or more pending or future litigation matters could have a material adverse effect on our operating results or cash flows. For a description of certain ongoing litigation, see Note 31 to our audited consolidated financial statements included in this annual report.
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
We are subject to evolving and complex tax laws in the jurisdictions in which we operate and routinely obtain professional advice on tax-related matters. Significant judgment is required in determining our tax liabilities, and our tax returns are periodically examined by tax authorities in various jurisdictions. We assess the likelihood of outcomes resulting from these examinations when determining the adequacy of our recognized tax liabilities for uncertain tax positions; however, due to the inherent complexity and uncertainty of tax matters, the ultimate resolution of any tax matters may result in payments greater or less than the amounts recognized.
Our tax liabilities are affected by many factors, including our intercompany transfer pricing arrangements governing cross-border transactions involving inventory, services, intellectual property, financing and other items, which are inherently subject to assumptions and judgments. Although we believe that we transact intercompany business in accordance with arm’s-length principles, tax authorities may disagree with our transfer pricing methodologies or other positions, and assess additional taxes, penalties or interest.
In addition, we may be affected by changes in tax laws, including tax rate changes, new tax laws, and revised tax law interpretations whether enacted or applied in domestic and foreign jurisdictions and between jurisdictions, including by the EU, which could materially adversely affect our tax expense, adversely affect the recognition, measurement or recoverability of our deferred tax assets and liabilities or otherwise adversely impact our business. The occurrence of any of these risks could have a material adverse effect on our business, financial position and results of operations.
The Organization for Economic Co-operation and Development (OECD) continues to advance its two-pillar solution under the inclusive framework on Base Erosion and Profit Shifting (BEPS 2.0) to address the tax challenges arising from the digitalization of the economy. These measures are being progressively implemented by tax authorities around the world and represent a fundamental change to the international tax framework.

Pillar One introduces a new nexus standard and taxing right that allocates a portion of intangible/residual profits to market jurisdictions applicable to the largest and most profitable companies. Pillar Two establishes a global minimum level of taxation (15%), effectively setting a floor on tax competition amongst jurisdictions. Since the introduction of the OECD Inclusive Framework, more than 140 countries have endorsed these reforms.
Japan has enacted a series of tax reforms to implement the OECD BEPS Pillar Two rules. On March 28, 2023, the Japanese Diet passed the 2023 tax reform bill which introduced the Income Inclusion Rule (IIR). Measures equivalent to the Undertaxed Profit Rule (UTPR) and the Qualified Domestic Top-up Tax (QDMTT) were subsequently enacted under the 2025 tax reform bill.
Most recently, on March 31, 2026, the Japanese Diet enacted the 2026 tax reform legislation implementing the OECD Side-by-Side (SbS) Package into domestic law, including the introduction of transitional and permanent safe harbor provisions. The legislation applies to fiscal years beginning on or after April 1, 2026 and allows top-up tax liabilities to be treated as nil for certain jurisdictions when specific conditions are met. Takeda continues to monitor developments in both domestic legislation and OECD guidance to assess the potential impact of these changes on its tax position, financial condition and results of operations.
These provisions generally reflect the rules established by the OECD and are applicable to fiscal years beginning on or after April 1, 2024, with respect to the IIR, and April 1, 2026 with respect to the UTPR and QDMTT. Takeda has reviewed the enacted rules and determined that top-up taxes may be applicable in some jurisdictions in which we operate. For example, for the year ended March 31, 2026, we accrued a Pillar Two tax expense of JPY 2.4 billion.
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
The increased reliance on digital technologies involving personal data, such as mobile health apps, wearables, digitalization of clinical trials or AI tools deployed on personal data pose additional risks for our company due to the larger volume of personal data we handle, potential security threats of such technology, and our ability to assess the deployment of each technology because of the volume and speed at which they are being developed. Compliance with existing, proposed and recently enacted laws and regulations can be costly and failure to comply could subject us to legal and reputational risks. We have also observed an increase in cyber-attacks targeting health information. See “—Risks Relating to Our Business Strategies—We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of misuse, theft, exposure, tampering or other intrusions.” Misuse of or failure to secure personal information could also result in violation of data privacy laws, regulations, legal proceedings against us by governmental entities or others, damage to our reputation and credibility, and it could also negatively impact our company results.
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
Furthermore, changes to current environmental laws and regulations may impose further compliance and tax-related requirements on us that may impair our research, development and production efforts as well as our other business activities. Examples of new or evolving regulatory requirements in the EU include Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”); Classification, Labelling, and Packaging of substances and mixtures (“CLP”); the Globally Harmonized System of Classification and Labelling of Chemicals (“GHS”); producer responsibility frameworks; and regulations related to addressing climate change such as the EU’s Carbon Border Adjustment Mechanism, or other emerging environmental areas such as the EU Regulation on Deforestation-free Products or so-called Per- and Polyfluoroalkyl Substances (PFAS) chemical use. Increased environment, health and safety laws, regulations and enforcement could result in substantial costs and liabilities to us and could subject our use, manufacture, handling, storage, transportation, and disposal of hazardous materials to additional constraints. Consequently, compliance with these laws could result in capital expenditures as well as other costs and liabilities, thereby adversely affecting business, financial position and results of operations.

Risks Relating to the Operating Environment
Our results of operations and financial condition may be adversely affected by foreign currency exchange rate fluctuations.
We manufacture and sell products to customers in numerous countries, and we have entered and will enter into acquisition, licensing, borrowings or other financial transactions that give rise to translation and transaction risks related to foreign currency exposure. Fluctuations in currency exchange rates in the markets where we are active could negatively affect our results of operations, financial position and cash flows. For the fiscal year ended March 31, 2026, 90.4% of our sales were in markets outside Japan. Our consolidated financial statements are presented in Japanese yen, and by translating the foreign currency financial statements of our foreign subsidiaries into Japanese yen, the amounts of our revenue, operating profit, assets and equity, on a consolidated basis, are affected by prevailing rates of exchange.
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
We are exposed to both physical and transition risks associated with climate change. To date, we have not experienced material impacts relating to climate change, including compliance or litigation-related impacts. However, in recent years, extreme weather events and changing weather patterns such as storms, flooding, droughts, heat waves and other temperature changes have become more common. As a result, we are potentially exposed to various natural disasters or extreme weather risks such as hurricanes, tornadoes, droughts or floods, typhoons, tidal waves, wildfires or other events and chronic risks such as sea level rise, extreme heat and water stress that may result from the impact of climate change on the environment. Our latest risk assessments indicate that some parts of our operations and certain of our contract manufacturers may be particularly exposed to increased heat stress, water scarcity or stress, or flooding exacerbated by climate change. Moreover, despite our internal evaluations regarding climate-related risks, there may be additional effects of climate change not currently contemplated by our internal models or by the market and society at large that may materialize in the future, leading to unexpected impacts on our business.
Climate change may also result in new or more stringent regulatory requirements globally. Climate-related regulations may require companies to accelerate and/or increase investment in technology to reduce energy consumption, water consumption and greenhouse gas emissions beyond current plans. Climate-related regulations could also lead to mandatory carbon pricing such as carbon taxes, for us or our suppliers or climate risk disclosures. We are currently subject to carbon emission-based taxation schemes in certain jurisdictions, including the EU and Japan. Our risk assessments suggest that the net impact of these climate-related transition risks could increase our operational expenses or that of our suppliers. We have also established a number of initiatives relating to the environment voluntarily, including a commitment to achieve net-zero (as defined in the Science Based Targets initiative (SBTi) Corporate Net-Zero Standard) in greenhouse gas (GHG) emissions related to our operations (Scope 1 and Scope 2) by FY2035 and for our entire value chain (including currently estimated Scope 3 GHG emissions) by FY2040. See “—Risks Relating to Our Business Strategies—We may experience difficulty implementing and resourcing corporate sustainability-related measures, or complying with emerging sustainability-related requirements and expectations.”
In addition, Japan, the U.S. and other regions in the world where we operate are subject to the risk of natural disasters such as earthquakes, floods, tsunamis, wildfires, and/or volcanic eruptions. Other events outside our control, such as war, civil or political unrest, pandemics or the localized spread of new diseases, deliberate acts of sabotage, terrorism or industrial accidents such as fire and explosion, whether due to human or equipment error, could damage, cause operational interruptions, or otherwise adversely affect certain of our manufacturing or other facilities as well as potentially cause injury or death to our personnel. In the event of a major natural disaster or other uncontrollable event or accident, our facilities, particularly our production plants, may experience catastrophic loss, operations at such facilities may be halted, shipments of products may be suspended or delayed, trials or other research and development activities may be halted or otherwise affected and large losses and expenses to repair or replace facilities may be incurred. Such negative consequences could cause product shortages, significant losses of sales or require significant unexpected expenditures, and materially adversely affect our business, financial condition and results of operations. In addition, our business may also be adversely affected if our suppliers or business partners were to experience a catastrophic loss due to natural disasters, terrorism, accidents or other uncontrollable events.
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
A significant portion of our global sales is made to a relatively small number of wholesale distributors, retail chains and other purchasing groups. In the fiscal year ended March 31, 2026, there were two wholesale distributors, McKesson Group and Cencora Group, that each individually accounted for over ten percent of Takeda’s total revenue. If one of our significant wholesale distributors encounters financial or other difficulties, such a distributor may decrease the amount of business that it does with us, and we may be unable to collect the amounts that the distributor owes us on a timely basis or at all. Furthermore, the concentration of wholesale distributors has been increasing through mergers and acquisitions. In addition to increased credit risks, this has resulted in such distributors gaining additional purchasing leverage, which may increase pricing pressure on our products. Such credit concentration risks and pricing pressure could adversely affect our business, financial condition and results of operations.
We may have to recognize additional charges on our statements of profit or loss due to impairment of goodwill, other intangible assets and equity method investments.
We carry significant amounts of goodwill and intangible assets on our consolidated statements of financial position as a result of past acquisitions, including the Shire Acquisition. As of March 31, 2026, we had goodwill of JPY 5,809.0 billion and intangible assets of JPY 3,419.3 billion. Goodwill and intangible assets recorded in relation to acquisitions are recognized on our consolidated statements of financial position on the acquisition date. Under IFRS, we are required to examine such assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results-Critical Accounting Policies-Impairment of Goodwill and Intangible Assets.”
We may from time to time enter into business ventures with third-party entities where we have significant influence over the decisions on financial and operating policies, but do not have control or joint control (referred to as investments in associates). We may also from time to time enter into joint arrangements whereby we and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement (referred to as joint venture). Our policy is to account for these investments using the equity method of accounting. As of March 31, 2026, there were no joint arrangement of IFRS 11 in existence. In addition, as of March 31, 2026, the carrying amount of investments accounted for using the equity method was JPY 8.8 billion. Under IFRS, at each reporting period, we are required to determine whether there is objective evidence that the investment in each associate or joint venture is impaired.
The recognition of such impairment charges may adversely affect our business, financial condition and results of operations. For example, for the fiscal year ended March 31, 2025, we reported JPY 27.8 billion in impairment charges resulting from the decision to terminate the development of TAK-186 and TAK-280 acquired through Maverick Therapeutics Inc., and JPY 21.5 billion recorded as a result of Phase 3 studies of soticlestat (TAK-935) failing to meet their primary endpoints. Also, for the fiscal year ended March 31, 2026, we recognized approximately JPY 58.2 billion in impairment charges related to intangible assets associated with the gamma delta T-cell therapy platform following the decision to discontinue our cell therapy efforts, and JPY 31.9 billion related to ALUNBRIG, a treatment for non-small cell lung cancer, recorded due to a reduction in future sales forecasts. In addition, our ability to pay dividends depends on our ability to meet the requirements for distribution of Surplus under the Companies Act, and impairment charges may reduce the amount of Surplus available for dividends. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on the Distribution of Surplus.”
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
Because of daily price range limitations under Japanese stock exchange rules, a holder of ADSs who has surrendered his/her ADSs in favor of shares of our common stock may not be able to sell his/her shares of our common stock at a particular price on any particular trading day, or at all.

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

Item 4. Information on the Company
A. History and Development of the Company
Takeda is a global R&D-driven biopharmaceutical company focused on discovering and delivering life-transforming treatments in our core therapeutic areas of gastrointestinal and inflammation, neuroscience and oncology, and through our plasma-derived therapies and vaccine business. Together with our partners, we strive to transform the patient experience and treatment paradigm for rare and more prevalent diseases through our robust pipeline. Integration of advanced technologies and AI across our value chain is making our business operations more effective and efficient, increasing innovation and allowing us to better serve our stakeholders. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, and major research centers in Japan and the United States. Commercially, we have a very significant presence in the United States, Japan and Europe, as well as a growing business in China. Our employees around the world are united by our purpose and grounded in the values that have defined us for more than two centuries.
Our purpose is to contribute to better health for people and a brighter future for the world. We do this through the pursuit of our vision to discover and deliver life-transforming treatments, and our values ensure that the decisions we make consider all our stakeholders. We create long-term value for patients, shareholders and society while sustaining positive impact for our people, the communities we reach and the planet we share.
Our 245-year history started in 1781, when Chobei Takeda began selling traditional Japanese and Chinese herbal medicines in Doshomachi, Osaka. After Japan’s Meiji Restoration opened the country to increased overseas trade in the late 1860s, we were one of the first companies to begin importing Western medicines into Japan. In 1895, we began our pharmaceutical manufacturing business, and our research division was formed in 1914, allowing us to begin to discover our own pharmaceutical products. In 1925, we were incorporated as Chobei Takeda & Co., Ltd. and our name was later changed to Takeda Pharmaceutical Company Limited. In 1949, our shares were listed on the Tokyo and Osaka stock exchanges. We began expanding into overseas markets in the 1960s; first in Asia and, subsequently, other markets around the world. We began enhancing our overseas business infrastructure in the late 1990s, with the formation of new subsidiaries in the U.S. and Europe.
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
In the period since 2014, our efforts have focused on enhancements to our R&D capabilities, prudent value-enhancing acquisition activities and post-acquisition integration. Specifically, Takeda implemented an R&D transformation process to diversify modalities in our research and actively engage with innovative ecosystems around the world in the form of partnerships. As examples of acquisition activities, in January 2019, we acquired Shire plc., bringing together Takeda and Shire’s complementary positions in gastroenterology and neuroscience, and establishing leading positions in rare diseases and PDT. In connection with our acquisition of Shire, our shares were listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs), with each ADS representing a one-half interest in an ordinary share. Takeda continues to pursue prudent value-enhancing acquisitions and in February 2023, we acquired all shares of Nimbus Lakshmi, Inc., a subsidiary of Nimbus Therapeutics, LLC, which brought into our pipeline zasocitinib (TAK-279). Zasocitinib is a next-generation, highly selective oral TYK2 inhibitor with potential to demonstrate best-in-class efficacy, safety and convenience in the treatment of psoriasis as well as multiple other immune-mediated diseases, including inflammatory bowel disease and psoriatic arthritis. In December 2025, Takeda announced that zasocitinib met all primary and ranked secondary endpoints in two pivotal Phase 3 studies in patients with psoriasis, demonstrating rapid and durable skin clearance in a convenient once-daily pill with no fasting restrictions, and is currently on target to submit a New Drug Application with the FDA in calendar year 2026. With the continued progression of zasocitinib and other late-stage pipeline programs, Takeda has entered a new period focused on strategic pipeline investment, new product launches, efficiency improvements and shareholder returns.
During the three fiscal years ended March 31, 2026, Takeda divested several businesses and assets in non-core areas. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for further details on major businesses and assets acquired and divested.
Our principal capital expenditures during the three fiscal years ended March 31, 2026, comprise our investment in, and acquisition of property, plant and equipment and intangible assets. In the fiscal years ended March 31, 2024, 2025 and 2026, we made capital expenditures (comprising the investment in, and acquisition of property, plant and equipment and intangible assets recorded on our consolidated statements of financial position) of JPY 496.7 billion, JPY 319.4 billion and JPY 426.9 billion, respectively, including the following highlights:
•In the fiscal year ended March 31, 2024, we continued investing in our plasma collection center network, with the addition of 27 new centers to bring Takeda’s total global footprint to 260 centers. We also signed a worldwide license and collaboration agreement with Protagonist Therapeutics for the development and commercialization of rusfertide, an investigational injectable hepcidin mimetic peptide of the natural hormone hepcidin. In March 2025, the Phase 3 VERIFY trial evaluating rusfertide for the treatment of polycythemia vera (PV), met its primary endpoint and all key secondary endpoints.
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

•In the fiscal year ended March 31, 2026, plasma collection volume continued to grow, driven by the ramp-up of new plasma donation centers and optimization of our overall plasma donation network. This was further strengthened by our transformation initiatives, including the roll-out of our personalized nomogram program (Fresenius Kabi’s adaptive nomogram and Haemonetics Persona Nomogram), which drove efficiencies and improved productivity across our global network of more than 270 plasma donation centers in the U.S. and EU. We also entered into a license and collaboration agreement with Innovent Biologics, Inc. (“Innovent”) for the development, manufacturing and commercialization of two late-stage investigational medicines for solid tumors, IBI363 and IBI343, worldwide outside of China, Hong Kong, Macau and Taiwan.
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
B. Business Overview
We are a global R&D-driven biopharmaceutical company focused on discovering and delivering life-transforming treatments in our core therapeutic areas of gastrointestinal and inflammation, neuroscience and oncology, as well as through our plasma-derived therapies and vaccines business. Our intent is to translate science into highly innovative life-transforming medicines. We have built an R&D engine focused on three core therapeutic areas, leveraging internal research and external partners in order to have access to different modalities like biologics or small molecules. We have a geographically diversified global business base and our prescription drugs are marketed worldwide.
We have approximately 47,000 employees worldwide, and our culture is based on our values of Takeda-ism which incorporates Integrity, Fairness, Honesty, and Perseverance, with Integrity at the core.
Our commercial efforts are focused on six key business areas of GI, Rare Diseases, PDT, Oncology, Vaccines and Neuroscience, which in the fiscal year ended March 31, 2026 accounted for 95.0% of our total revenue. We believe these business areas will drive our future revenue growth, and we will continue to make the necessary investments, as well as targeted acquisitions and divestitures, to further sharpen our focus and maximize the contributions of our portfolios in these areas. As of March 31, 2026, the following Growth & Launch Products have been our growth driver products in our key business areas: ENTYVIO, EOHILIA, TAKHZYRO, LIVTENCITY, ADZYNMA, Immunoglobulin products (including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU), Albumin products (including HUMAN ALBUMIN/FLEXBUMIN), FRUZAQLA, ALUNBRIG and QDENGA.
Our R&D engine is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients. Our R&D efforts focus on three core therapeutic areas: Gastrointestinal and Inflammation, Neuroscience, and Oncology. We also make targeted R&D investments in PDT. The R&D engine for our three core therapeutic areas are the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core therapeutic areas (Gastrointestinal and Inflammation, Neuroscience, and Oncology). Takeda is committed to developing therapies for both rare and more prevalent diseases, and many of the life-transforming medicines we are pursuing will treat rare diseases in our core therapeutic areas as well as in PDT. We are embracing data and digital technologies with the aim of improving the quality of innovation and accelerating execution. We seek to achieve a foundational shift that embeds AI into every stage of drug discovery, redesigning workflows to include automated, data-driven, predictive processes that accelerate innovation.
We are also focused on our goals of optimizing our financial strength, delivering competitive margins and generating cash flows to invest in the business, to maintain a solid investment grade credit rating and to return cash to shareholders, while targeting increased productivity and efficiency across the whole enterprise through digitalization, automation and AI. In addition to these improvements, we also seek to improve operational efficiency across our organization through implementing transformational initiatives. On March 25, 2026, we announced that our Board of Directors had approved the next steps in our initiatives to enhance our long-term growth profile and accelerate launch execution, including through the streamlining of corporate functions and process simplifications through the use of advanced technologies.

The following is a summary of our principal products by business area.
In GI, our principal products include:
•ENTYVIO (vedolizumab), a treatment for moderate to severe ulcerative colitis (“UC”) and Crohn’s disease (“CD”). Sales of ENTYVIO have grown strongly since its launch in the U.S. and Europe in 2014, and it was our top selling product in the fiscal year ended March 31, 2026. ENTYVIO is now approved in more than 70 countries worldwide, with a subcutaneously administered formulation approved in the U.S., Europe and Japan. The subcutaneous formulation (ENTYVIO SC) continues to drive increased patient uptake due to its convenience and improved access. We also strive to maximize ENTYVIO’s potential by seeking approval in additional countries and further indications. In the fiscal year ended March 31, 2026, our revenue from ENTYVIO was JPY 958.0 billion.
•GATTEX/REVESTIVE (teduglutide [rDNA origin]), a treatment for patients with short bowel syndrome (SBS) who are dependent on parenteral support. GATTEX/REVESTIVE has been launched in the U.S., Europe and Japan with adult and pediatric indications. In the fiscal year ended March 31, 2026, our revenue from GATTEX/REVESTIVE was JPY 145.7 billion.
•TAKECAB/VOCINTI (vonoprazan fumarate), a treatment for acid-related diseases. TAKECAB was launched in Japan in 2015 and has achieved significant growth driven by its efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. TAKECAB (Chinese brand name: VOCINTI) was approved for reflux esophagitis in 2019 in China. In the fiscal year ended March 31, 2026, our revenue from TAKECAB/VOCINTI was JPY 143.7 billion.
•EOHILIA (budesonide oral suspension), a therapy for eosinophilic esophagitis (EoE). EOHILIA is a corticosteroid, and the first and only FDA-approved oral therapy indicated for 12 weeks of treatment in patients 11 years and older with EoE. EOHILIA was approved by the U.S. FDA in February of 2024 and subsequently launched. In the fiscal year ended March 31, 2026, our revenue from EOHILIA was JPY 8.8 billion.
In Rare Diseases, our principal products are:
•TAKHZYRO (lanadelumab-flyo), for the prevention of hereditary angioedema (HAE) attacks. TAKHZYRO is a fully human monoclonal antibody that specifically binds and decreases plasma kallikrein, an enzyme which is chronically uncontrolled in people with HAE. TAKHZYRO was approved for patients 12 years and older in both the U.S. and Europe in 2018, in China in 2020 and in Japan in 2022 and we are working to expand into further geographic areas. In 2023, TAKHZYRO was also approved by the FDA and the European Commission in patients aged 2 years and older, and in February 2025, an additional 2 mL pre-filled pen option for the product was approved by the EMA and Japan’s Ministry of Health, Labour and Welfare (“MHLW”) for subcutaneous administration in adolescents (aged 12 years and above) and adult patients with hereditary angioedema. In the fiscal year ended March 31, 2026, our revenue from TAKHZYRO was JPY 223.9 billion.
•ADVATE (antihemophilic factor (recombinant)), a treatment for hemophilia A (congenital factor VIII deficiency) for control and prevention of bleeding episodes, for perioperative management and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. In the fiscal year ended March 31, 2026, our revenue from ADVATE was JPY 105.5 billion.
•ELAPRASE (idursulfase), an enzyme replacement therapy for the treatment of Hunter syndrome (also known as Mucopolysaccharidosis Type II or MPS II). In the fiscal year ended March 31, 2026, our revenue from ELAPRASE was JPY 100.5 billion.
•REPLAGAL (agalsidase alfa), an enzyme replacement therapy for the treatment of Fabry disease, marketed outside of the U.S., and also approved in China in 2020. Additionally, Takeda has acquired the manufacturing and marketing approval and the marketing rights of REPLAGAL in Japan from Sumitomo Dainippon Pharma as of February 2022. Fabry disease is a rare, inherited genetic disorder resulting from a deficiency in the activity of the lysosomal enzyme alpha-galactosidase A, which is involved in the breakdown of fats. In the fiscal year ended March 31, 2026, our revenue from REPLAGAL was JPY 80.4 billion.
•VPRIV (velaglucerase alfa), is indicated for long-term enzyme replacement therapy (ERT) in patients with type 1 Gaucher disease. In the fiscal year ended March 31, 2026, our revenue from VPRIV was JPY 57.2 billion.
•ADYNOVATE/ADYNOVI (antihemophilic factor (recombinant) [PEGylated]), an extended half-life recombinant factor VIII treatment for hemophilia A. ADYNOVATE/ADYNOVI uses the same manufacturing process as the standard half-life recombinant factor VIII therapy ADVATE, and adds a proven technology, PEGylation (a chemical process that prolongs the amount of time a compound remains in circulation, potentially allowing for fewer injections), which we exclusively licensed from Nektar Therapeutics. In the fiscal year ended March 31, 2026, our revenue from ADYNOVATE/ADYNOVI was JPY 56.7 billion.
•LIVTENCITY (maribavir), a treatment for adults and pediatric patients (12 years and older and weighing at least 35 kg) for post-transplant cytomegalovirus (CMV) infection/disease that is refractory to treatment (with or without genotypic resistance) with ganciclovir, valganciclovir, foscarnet or cidofovir. LIVTENCITY launched in the U.S. in December 2021, and was approved in Europe in November 2022, and China in December 2023. LIVTENCITY continues to show strong launch performance driven by fast uptake, rapid geographic expansion and positive market access trends indicating high unmet medical needs. In the fiscal year ended March 31, 2026, our revenue from LIVTENCITY was JPY 46.9 billion.
•ADZYNMA (ADAMTS13, recombinant-krhn), a prophylactic and on-demand treatment of adult and pediatric patients with congenital thrombotic thrombocytopenic purpura (cTTP). ADZYNMA is the first and only FDA-approved recombinant ADAMTS13 (rADAMTS13) designed to address an unmet medical need in people with cTTP by replacing the deficient ADAMTS13 enzyme. ADZYNMA (apadamtase alfa/cinaxadamtase alfa) has now also been approved in Japan for treatment of cTTP for individuals 12 years and older, and in Europe (EMA markets) for individual of all ages. In the fiscal year ended March 31, 2026, our revenue from

ADZYNMA was JPY 12.0 billion.
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
In the fiscal year ended March 31, 2026, the total revenue from our PDT immunology portfolio, including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU, was JPY 790.6 billion.
•FLEXBUMIN (Human Albumin in a bag) and Human Albumin (glass), available as 5%, 20% and 25% solutions, indicated for hypovolemia, hypoalbuminemia due to general causes and burns, and for use during cardiopulmonary bypass surgery as a component of the pump prime. FLEXBUMIN 25% is also indicated for hypoalbuminemia associated with adult respiratory distress syndrome (ARDS) and nephrosis, and hemolytic disease of the newborn (HDN). In the fiscal year ended March 31, 2026, the total revenue from our albumin portfolio, including FLEXBUMIN and Human Albumin (glass) was JPY 140.3 billion.
In Oncology, our principal products include:
•ADCETRIS (brentuximab vedotin), an anti-cancer agent used to treat Hodgkin lymphoma (HL) and systemic anaplastic large cell lymphoma (sALCL), has received marketing authorization in more than 70 countries worldwide and was approved in China in May 2020. Takeda jointly developed ADCETRIS with Seagen, Inc., now a wholly owned subsidiary of Pfizer Inc. (“Pfizer”), and has commercialization rights in countries outside the U.S. and Canada. In the fiscal year ended March 31, 2026, our revenue from ADCETRIS was JPY 140.2 billion.
•LEUPLIN/ENANTONE (leuprorelin) is a treatment for hormone-responsive cancers such as prostate cancer or breast cancer in women, as well as children with central precocious puberty, women with endometriosis and infertility, and to improve anemia in women with uterine leiomyomata (fibroids). While leuprorelin is no longer protected by patent, there is limited generic competition due to manufacturing considerations. In the fiscal year ended March 31, 2026, our revenue from LEUPLIN/ENANTONE was JPY 120.8 billion.
•NINLARO (ixazomib), the first oral proteasome inhibitor for the treatment of multiple myeloma (MM), was approved in the U.S. in 2015 for relapsed/refractory MM and was approved in Europe in 2016, in Japan in 2017 and in China in 2018. In Japan, NINLARO is also approved as a maintenance treatment for MM. In the fiscal year ended March 31, 2026, revenue from NINLARO was JPY 82.1 billion.
•ICLUSIG (ponatinib),a tyrosine kinase inhibitor targeting BCR::ABL1 with indications across chronic myeloid leukemia (CML) and Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL), received full approval in the U.S. in 2016 and subsequent U.S. approvals in expanded indications in 2020 and 2024. We have commercialization rights in the U.S. and Australia. Outside of the U.S. and Australia, ICLUSIG is marketed in over 60 markets by five authorized partners from whom Takeda receives varying levels of supply, royalty and milestone payments. In the fiscal year ended March 31, 2026, our revenue from ICLUSIG was JPY 75.0 billion.
•FRUZAQLA (fruquintinib) is a treatment for adults with metastatic colorectal cancer (mCRC) who have been previously treated with fluoropyrimidine-, oxaliplatin- and irinotecan-based chemotherapy, an anti-VEGF therapy, and, if RAS wild-type and medically appropriate, an anti-EGFR therapy. FRUZAQLA is approved in the U.S., EU, Japan and a number of other countries around the world as a selective oral inhibitor of all three VEGF receptors. Takeda has the exclusive worldwide license to further develop, commercialize and manufacture fruquintinib outside of mainland China, Hong Kong and Macau. Fruquintinib is developed and marketed in China by HUTCHMED. In the fiscal year ended March 31, 2026, our revenue from FRUZAQLA was JPY 55.1 billion.
•ALUNBRIG (brigatinib), an orally administered small molecule anaplastic lymphoma kinase (“ALK”) inhibitor used to treat ALK-positive non-small cell lung cancer (NSCLC), was granted accelerated approval for patients who have progressed on or are intolerant to crizotinib in the U.S. in 2017, and marketing authorization for patients previously treated with crizotinib in the EU in 2018. The indication of ALUNBRIG was expanded to include newly diagnosed ALK-positive NSCLC patients in both the U.S. and the EU in 2020. ALUNBRIG was approved as a first and second-line therapy in Japan in January 2021. ALUNBRIG was also approved in China in March 2022. In the fiscal year ended March 31, 2026, our revenue from ALUNBRIG was JPY 36.9 billion.
In Neuroscience, our principal products are:
•VYVANSE/ELVANSE (lisdexamfetamine dimesylate), a stimulant medication indicated for the treatment of attention deficit hyperactivity disorder (ADHD) in patients six years and older and for the treatment of moderate to severe binge eating disorder in adults. Sales declined in the U.S. since 2023, following the entry of generic competition. In the fiscal year ended March 31, 2026, our revenue from VYVANSE/ELVANSE was JPY 203.2 billion.
•TRINTELLIX (vortioxetine), an antidepressant indicated for the treatment of major depressive disorder (MDD) in adults. TRINTELLIX was co-developed with H. Lundbeck A/S, and Takeda has commercialization rights in the U.S., where it was launched in 2014 and in Japan, where it was launched in 2019. In the fiscal year ended March 31, 2026, our revenue from TRINTELLIX was JPY 121.8 billion.
In Vaccines, our principal product is:
•QDENGA (Dengue Tetravalent Vaccine [Live, Attenuated]), a dengue vaccine that is based on a live-attenuated dengue serotype 2 virus, which provides the genetic “backbone” for all four dengue virus serotypes and is designed to protect against any of these serotypes. QDENGA is approved in over 40 countries, including endemic countries and travel markets. In the fiscal year ended March 31, 2026, our revenue from QDENGA was JPY 40.8 billion.
For a breakdown of revenues by geographic region, see Note 4 to our audited consolidated financial statements.
Research and Development
Research and development expenses for the fiscal year ended March 31, 2026 were JPY 675.9 billion. Takeda does not report disaggregated R&D expenses, including by therapeutic area or clinical trial stage, as our R&D budget is determined on a company-wide basis and specific expenditures may be subject to re-allocation depending on development results and priorities.
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
Of these three phases, Phase 3 requires the largest expenditures and thus the decision to proceed with Phase 3 testing is a critical business decision in the drug development process. For those drug candidates that pass Phase 3 clinical trials, a New Drug Application (“NDA”), Biologics License Application (“BLA”) or a Marketing Authorization Application (“MAA”) is submitted to the relevant governmental authorities for approval, which if granted permits the subsequent commercial launch of the drug. The preparation of an NDA, BLA or MAA submission involves considerable data collection, verification, analysis and expense. Even after the launch of the product, health authorities require post-marketing surveillance of adverse events, and they may request a post-marketing study to provide additional information regarding the risks and benefits of the product.
Takeda’s R&D engine is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients. Our R&D efforts focus on three core therapeutic areas: Gastrointestinal and Inflammation, Neuroscience, and Oncology. We also make targeted R&D investments in PDT. The R&D engine for our three core therapeutic areas are the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core therapeutic areas (Gastrointestinal and Inflammation, Neuroscience, and Oncology). Takeda is committed to developing therapies for both rare and more prevalent diseases, and many of the life-transforming medicines we are pursuing will treat rare diseases in our core therapeutic areas as well as in PDT. We are embracing data and digital technologies with the aim of improving the quality of innovation and accelerating execution. We seek to achieve a foundational shift that embeds AI into every stage of drug discovery, redesigning workflows to include automated, data-driven, predictive processes that accelerate innovation.
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
Our key R&D facilities include:
•Greater Boston Area Research and Development Site: Our R&D sites are located in Cambridge and Lexington, Massachusetts in the United States. They are the R&D center for global Gastrointestinal and Inflammation, Oncology, and our global R&D Headquarters. They also support R&D in other areas including plasma-derived therapies. Furthermore, Takeda signed a 15-year lease for an approximately 600,000 square foot state-of-the-art R&D and office facility under construction in Kendall Square, which Takeda plans to occupy from 2026.
•Takeda Research Center in Shonan Health Innovation Park: Located in Fujisawa and Kamakura in Kanagawa Prefecture in Japan, the site houses a Takeda Research laboratory where the company’s neuroscience research is conducted. The Shonan Health Innovation Park (“Shonan iPark”) was opened in 2018 when Takeda transformed its Shonan Research Center into the first pharma-led science park in Japan by opening its doors to external parties. To attract more diverse partners and to further the success of the Shonan iPark, Takeda transferred ownership rights of Shonan iPark to a trustee in 2020 and transferred operation of Shonan iPark to a company established by Takeda in 2023. Takeda, as a flagship tenant, is committed to invigorating life science research in Japan.
•Vienna, Austria Research and Development Sites: Our R&D sites, located in Vienna, Austria, support programs in R&D and in PDT. The research centers focus on biologics programs in R&D and contain manufacturing sites for plasma derived products.
Major progress on R&D events since April 2025 are listed as follows:
Gastrointestinal and Inflammation
In Gastrointestinal and Inflammation, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal diseases (including those of the liver) as well as immune-mediated inflammatory diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO, including the introduction of a subcutaneous formulation and running real-world evidence generation studies that demonstrate ENTYVIO’s place as a backbone therapy in the IBD treatment paradigm and further our understanding of how to improve outcomes for patients. Zasocitinib (TAK-279) is a next generation oral tyrosine kinase 2 (TYK2) inhibitor with potential to treat multiple immune-mediated inflammatory diseases. Fazirsiran (TAK-999) is a potential first-in-class RNAi treatment for alpha-1 antitrypsin-deficiency associated liver disease in late-stage development. Mezagitamab (TAK-079) is a potential best-in-class anti-CD38 antibody with disease modifying potential for multiple immune-mediated diseases like immune thrombocytopenia (ITP) and IgA nephropathy (IgAN). Furthermore, Takeda is making progress on its pipeline built through in-house discovery, partnerships and business development, which explores opportunities in inflammatory diseases (specifically in gastric, dermatological and rheumatic disorders), along with select rare hematological and renal disorders (ADZYNMA, mezagitamab (TAK-079)), liver diseases, and neurogastric disorders.
ADZYNMA / Generic name: recombinant ADAMTS13
–In December 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved ADZYNMA, expanding its indication to pediatric congenital thrombotic thrombocytopenic purpura (cTTP) under the age of 12. The approval is primarily based on safety and efficacy data of the global Phase 3 281102 trial in cTTP patients ages 0-70, which included five Japanese individuals, and the Phase 3b continuation trial TAK-755-3002.
ENTYVIO / Generic name: vedolizumab
–In February 2026, Takeda announced positive data from the pivotal Phase 3 KEPLER trial which evaluated vedolizumab intravenous (IV) in pediatric ulcerative colitis (UC) patients ages 2 to 17 who had an inadequate response to either conventional treatment options or tumor necrosis factor (TNF) antagonists. The study demonstrated that nearly half (47.3%) of patients achieved primary endpoint of clinical remission at 54 weeks. Vedolizumab’s safety profile was generally consistent with its known safety profile in adults. These results were presented at the 21st Congress of the European Crohn’s and Colitis Organisation (ECCO).
–In June 2026, Takeda announced that the U.S. Food and Drug Administration (FDA) accepted for review its supplemental Biologics License Application (sBLA) for intravenous (IV) ENTYVIO for the treatment of moderately to severely active UC and Crohn’s disease in pediatric patients ages 2 years and older. The FDA has set a Prescription Drug User Fee Act (PDUFA) goal date in the first quarter of calendar year 2027. Takeda also submitted a marketing authorization application (MAA) to the European Medicines Agency for ENTYVIO IV for the treatment of moderately to severely active UC and Crohn’s disease in pediatric patients ages 2 years and older. The sBLA and MAA are supported by data from two Phase 3 pediatric trials, the KEPLER study in UC and the ongoing WEBB study in Crohn’s disease.
Development code: TAK-079 / Generic name: mezagitamab
–In June 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) granted Orphan Drug Designation for mezagitamab, for the potential indication of chronic immune thrombocytopenia (ITP).
–In November 2025, Takeda announced new interim data from the Phase 1b, open-label, proof-of-concept study of subcutaneous mezagitamab in primary IgA nephropathy (IgAN). The results, presented at the American Society of Nephrology (ASN) Kidney Week 2025, showed stable kidney function (eGFR) in patients treated with investigational mezagitamab through week 96 (18 months after last dose), as well as a rapid reductions in proteinuria and serum Gd-IgA1 levels that were sustained through week 96, In this study, mezagitamab was generally well tolerated with no new safety concerns identified.
–In November 2025, Takeda announced that the MHLW granted Orphan Drug Designation for mezagitamab for the potential indication of IgAN.
Development code: TAK-279 / Generic name: zasocitinib
–In December 2025, Takeda announced positive topline results for two pivotal Phase 3 studies of zasocitinib in adults with moderate-to-severe plaque psoriasis (PsO). The studies demonstrated superiority of zasocitinib compared to placebo for the co-primary endpoints, static Physician Global Assessment (sPGA) 0/1 and Psoriasis Area and Severity Index (PASI) 75, at week 16. The studies also met all 44 ranked secondary endpoints, showing the potential of a convenient once-daily pill to deliver complete skin clearance for patients with PsO. More than half of study participants treated with zasocitinib achieved PASI 90, and on average about 30 percent achieved PASI 100 by week 16. Zasocitinib was generally well-tolerated with no new safety signals identified.
–In March 2026, Takeda announced new data from the two pivotal Phase 3 studies of zasocitinib in adults with moderate-to-severe PsO. About 70% of patients treated with zasocitinib achieved clear or almost clear skin (sPGA 0/1) at week 16, and a significantly greater PASI 75 response rate versus placebo was observed as early as week 4. Zasocitinib also demonstrated statistically significant improvements in complete skin clearance, against placebo and apremilast, an increasingly important treatment goal for patients with PsO. Responses for co-primary and key secondary endpoints continued to increase through week 24 in both studies. Zasocitinib was generally well-tolerated, and safety profile was consistent with Phase 2b studies with no new safety signals identified. The results were presented as a late-breaking abstract at the 2026 American Academy of Dermatology (AAD) Annual Meeting.
–In June 2026, Takeda announced positive topline results for the Phase 3 study comparing zasocitinib (TAK-279) to deucravacitinib in adults with moderate-to-severe PsO. In the LATITUDE Atlas (TAK-279-PsO-3004) head-to-head study, zasocitinib demonstrated statistical superiority over deucravacitinib for the primary endpoint, PASI 100 response rate at week 16, with more than 35% of zasocitinib-treated patients achieving PASI 100. The study also demonstrated statistical superiority over deucravacitinib for all key secondary endpoints, including PASI 90 response and sPGA 0 at week 16. Zasocitinib was generally well tolerated with a consistent safety and tolerability profile and no new safety signals identified.

Neuroscience
In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need building its innovative pipeline by leveraging internal expertise and external collaborations. Takeda Neuroscience’s core focus is orexin biology, rare neurology and neurodegeneration diseases. We are advancing a portfolio of tailored therapies designed to unlock the full power of orexin (i.e., oveporexton (TAK-861), TAK-360, TAK-495) to redefine the standard of care for people living with rare sleep-wake disorders and other conditions where orexin biology is implicated. Across our portfolio, we are harnessing advances in disease biology understanding, translational tools, innovative modalities and digital innovation to accelerate development and patient access.
VYVANSE / Generic name: lisdexamfetamine
–In June 2026, Takeda announced that it received notification from the Japanese Ministry of Health, Labour and Welfare (MHLW) regarding the partial lifting of certain approval conditions applied to VYVANSE. The partial lifting of the approval conditions is based on the MHLW’s assessment that the necessary measures associated with the relevant approval condition have been appropriately implemented, based on data submitted by Takeda, including results from post-marketing surveillance studies and initiatives to ensure appropriate use.
Lifted approval condition: “Measures ensuring that VYVANSE would be used only in cases where other attention-deficit/hyperactivity disorder (ADHD) treatments are insufficient, until evaluation of abuse and dependence under actual use conditions has been completed.”
Development Code: TAK-861 / Generic name: oveporexton
–In September 2025, Takeda presented orexin data from the landmark oveporexton Phase 3 program in NT1, during multiple oral presentations at the World Sleep 2025 Congress. Both the FirstLight and the RadiantLight studies met all primary and secondary endpoints demonstrating statistically significant (p<0.001) and clinically meaningful improvements in a broad range of NT1 symptoms compared to placebo across all doses (twice-daily 1mg/twice-daily 2mg) at week 12. The oral presentations at World Sleep included data from objective and patient-reported measures of wakefulness, cataplexy, symptom severity and quality of life. Oveporexton was generally well-tolerated with a safety profile consistent across clinical studies to date.
–In February 2026, Takeda announced that the U.S. Food and Drug Administration (FDA) accepted its New Drug Application (NDA) and granted Priority Review for oveporexton for the treatment of NT1. The FDA has set a Prescription Drug User Fee Act (PDUFA) goal date in the third quarter of calendar year 2026. The NDA filing is supported by a comprehensive data package including the FirstLight and RadiantLight global

Phase 3 studies. Oveporexton previously received Breakthrough Therapy designation for the treatment of excessive daytime sleepiness in NT1 from the U.S. FDA and the Center for Drug Evaluation of China’s National Medical Products Administration.
–In March 2026, Takeda announced that it submitted the NDA to the Japanese Ministry of Health, Labour and Welfare (MHLW) for oveporexton for the expected indication of NT1. Oveporexton has received SAKIGAKE and Orphan Drug Designation from the MHLW. The NDA filing is supported by a comprehensive data package including the FirstLight and RadiantLight global Phase 3 studies.
–In June 2026, Takeda presented additional results from two pivotal studies at SLEEP 2026 showing oveporexton improved daily functioning as well as cognitive and sleep-related symptoms associated with NT1. The presentations highlighted results from secondary and exploratory endpoints from the FirstLight and the RadiantLight including functioning, cognition, and nighttime sleep. At all doses, oveporexton significantly improved daily functioning at week 12 compared to placebo (p<0.001) across the six domains of the Functional Impacts of Narcolepsy Instrument (FINI). Oveporexton improved cognitive symptoms associated with NT1 compared to placebo, as measured using objective neuropsychological tests of attention, executive function and memory along with patient-reported measures. Exploratory endpoints demonstrated that oveporexton improved quality of sleep across both studies.

Oncology
In Oncology, we are advancing a pipeline of potential therapies across thoracic, gastrointestinal, and hematologic malignancies. In thoracic and gastrointestinal cancers, TAK‑928 (IBI363) and TAK‑921 (IBI343) are being evaluated across multiple indications. In hematologic cancers, we are growing a portfolio focused on myeloid malignancies, including rusfertide (TAK‑121) and elritercept (TAK‑226). Our deep internal expertise, global footprint and strong network of strategic collaborators underpin our ability to drive innovation and long‑term value creation. We aspire to cure cancer, with inspiration from patients and innovation from everywhere.
ADCETRIS / Generic name: brentuximab vedotin
–In June 2025, Takeda announced that the European Commission (EC) approved ADCETRIS in combination with etoposide, cyclophosphamide, doxorubicin, dacarbazine and dexamethasone (BrECADD) in adult patients with newly diagnosed Stage IIb with risk factors/III/IV Hodgkin lymphoma. The approval for this ADCETRIS-based combination regimen, known as BrECADD, in frontline Hodgkin lymphoma is based on the results of the randomized Phase 3 HD21 trial.
VECTIBIX / Generic name: panitumumab
–In September 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved a partial change to the manufacturing and marketing authorization for VECTIBIX to include a new indication, dosage and administration in combination with LUMAKRAS (sotorasib), a KRAS G12C inhibitor, for the treatment of unresectable, advanced or recurrent KRAS G12C mutation-positive colorectal cancer progressed after chemotherapy. The approval is based on the results of the CodeBreaK 300 trial, a Phase 3, international, multicenter, randomized, open-label, active-controlled trial evaluating the efficacy and safety of combination therapy with VECTIBIX and LUMAKRAS in previously treated patients with KRAS G12C mutation-positive metastatic colorectal cancer.
Development code: TAK-121 / Generic name: rusfertide
–In June 2025, Takeda and Protagonist Therapeutics announced that detailed results from the Phase 3 VERIFY study were presented at the 61st American Society of Clinical Oncology (ASCO) Annual Meeting Plenary Session. The study met its primary endpoint, which was the proportion of patients achieving a clinical response, defined as the absence of phlebotomy eligibility during study weeks 20-32. Rusfertide plus current standard of care more than doubled clinical response rates across high- and low-risk polycythemia vera (PV) groups, significantly reducing phlebotomy eligibility compared to placebo plus current standard of care, which was the primary endpoint. Rusfertide was generally well tolerated. The majority of adverse events were low grade and non-serious, and no serious adverse events considered related to rusfertide were reported. There was no evidence of increased risk of cancer in rusfertide arm compared to placebo arm at the time of the primary analysis.
–In December 2025 at the 67th American Society of Hematology (ASH) Annual Meeting, Takeda and Protagonist Therapeutics presented new 52-week results from the pivotal Phase 3 VERIFY study evaluating rusfertide in patients with PV. The new data demonstrated sustained hematocrit control and response, defined by absence of phlebotomy eligibility, with no new safety signals.
–In March 2026, Takeda and Protagonist Therapeutics announced that the U.S. Food and Drug Administration (FDA) accepted the New Drug Application (NDA) and granted Priority Review for rusfertide for the treatment of adults with PV. The FDA has set a Prescription Drug User Fee Act (PDUFA) goal date in the third quarter of this calendar year. In addition to Priority Review, rusfertide has received Breakthrough Therapy designation, Orphan Drug designation and Fast Track designation from the U.S. FDA. The NDA for rusfertide was primarily based on the positive 32-week primary analysis and 52-week results from the Phase 3 VERIFY study, as well as four-year efficacy and safety data from the Phase 2 REVIVE study and long-term extension THRIVE study.
Development code: TAK-853 / Generic name: mirvetuximab soravtansine
–In January 2026, Takeda announced it submitted the New Drug Application (NDA) to the Japanese Ministry of Health, Labour and Welfare (MHLW) for mirvetuximab soravtansine for the treatment of folate receptor alpha (FRα)-positive, platinum-resistant recurrent ovarian cancer (PROC) in Japan. The NDA submission is based on the results of the MIRASOL and SORAYA trials, which are global Phase 3 studies in patients with FRα-positive PROC, as well as the TAK-853-1501 trial, a Phase 1/2 study conducted in Japan. Across these trials, mirvetuximab soravtansine demonstrated consistent efficacy and a favorable safety profile in the treatment of patients with FRα-positive PROC. Mirvetuximab soravtansine has been designated as an orphan drug by the MHLW for the anticipated indication of FRα-positive recurrent ovarian cancer, and this application is subject to priority review.

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
VONVENDI / Generic name: von Willebrand factor (Recombinant)
–In September 2025, Takeda announced that the U.S. Food and Drug Administration (FDA) approved the supplemental Biologics License Application (sBLA) for VONVENDI, expanding the indication to include routine prophylaxis to reduce the frequency of bleeding episodes in adults with von Willebrand Disease (VWD), including those with Type 1 and 2 disease, and on-demand and perioperative management of bleeding in pediatric patients with VWD. The approval is based on data from three clinical trials – a Phase 3 trial in adults with VWD, a Phase 3 study in children with VWD, and a Phase 3b continuation trial in adults and children with VWD, as well as supportive real-world data.
–In February 2026, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved a partial change to the manufacturing and marketing authorization for VONVENDI for an additional dosage and administration for patients under the age of 18 for the treatment of VWD. The application is primarily based on the safety and efficacy data related to bleeding episodes and perioperative management in VWD patients under 18 years old from Phase 3 open-label study (071102 trial) and Phase 3b extension study (SHP677-304 trial), both of which were conducted outside of Japan.
TAKHZYRO / Generic name: lanadelumab
–In September 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved TAKHZYRO Pen 300mg for subcutaneous administration as an additional formulation to TAKHZYRO Syringe.

Plasma-Derived Therapies (PDT)
Takeda has created a dedicated PDT business unit with a focus on managing the business end-to-end, from plasma donation to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma-derived therapies, which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization within PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies across the PDT value chain, from plasma donation to product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD LIQUID and GAMMAGARD LIQUID ERC) through the pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. Additionally, we are developing next generation immunoglobulin product with 20% facilitated SCIG (TAK-881) and are pursuing other early-stage opportunities (e.g. TAK-411: hypersialylated Immunoglobulin (hsIgG)) that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide.
HYQVIA / Generic name: Immunoglobulin (IG) Infusion 10% (Human) w/ Recombinant Human Hyaluronidase for subcutaneous administration
–In June 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved a partial change to the manufacturing and marketing approval items of HYQVIA for additional indications of slowing of progression of motor weakness in Chronic Inflammatory Demyelinating Polyradiculoneuropathy (CIDP) and multifocal motor neuropathy (MMN) (if improvement of muscle weakness is observed). The approval is based on a Phase 3 study in Japanese patients with CIDP and MMN (TAK-771-3002) as well as two Phase 3 studies in patients with CIDP conducted outside of Japan (161403, 161505).
–In July 2025, Takeda announced that the U.S. Food and Drug Administration (FDA) granted 510(k) clearance for HYHUB and HYHUB DUO, devices for patients 17 years of age and older that allow HYQVIA to be transferred from vials without using a needle in a home environment or clinical setting. HYHUB and HYHUB DUO reduce the number of steps required to prepare the infusion of HYQVIA.
GAMMAGARD LIQUID ERC / Generic name: Immunoglobulin (IG) Infusion 10% (Human) (Low IgA)
–In June 2025, Takeda announced that the U.S. Food and Drug Administration (FDA) approved GAMMAGARD LIQUID ERC with less than or equal to 2 µg/mL IgA in a 10% solution, the only ready-to-use liquid immunoglobulin (IG) therapy with low immunoglobulin A (IgA) content, as replacement therapy for people two years of age and older with primary immunodeficiency (PI). As a ready-to-use liquid, GAMMAGARD LIQUID ERC may help ease the administration burden for patients and their health care providers by eliminating the need for reconstitution and can be administered intravenously or subcutaneously.
KENKETU GLOVENIN-I / Generic name: Immunoglobulin (IG) Infusion (Human) for intravenous administration
–In February 2026, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved KENKETU GLOVENIN-I 10% Intravenous Injection. The approval covers the indications approved for KENKETU GLOVENIN-I Intravenous Injection (5% formulation) which are approved in Japan. KENKETU GLOVENIN-I 10% is derived from Japanese plasma and is an improved formulation of Takeda’s existing approved KENKETU GLOVENIN-I; the formulation was improved from a freeze-dried formulation to a liquid formulation, and the active ingredient concentration is raised from 5 % to 10%. A higher concentration of the active ingredient is expected to reduce the volume of infusion, shorten the infusion time, and enable high-dose therapy with less fluid loading.
Development code: TAK-881 / Generic name: Immunoglobulin (IG) Infusion 20% (Human) w/ Recombinant Human Hyaluronidase for subcutaneous administration
–In May 2026, Takeda announced that TAK-881-3001, a pivotal Phase 2/3 clinical trial in patients with Primary Immunodeficiency Disease (PID), met its primary endpoint, which demonstrated pharmacokinetic (PK) comparability between the investigational TAK-881 and HYQVIA. Additionally, secondary endpoints showed that TAK-881, a SCIG 20% facilitated with hyaluronidase, demonstrated safety, efficacy and tolerability profiles comparable to HYQVIA, an established SCIG 10% facilitated with hyaluronidase. These findings support the potential of TAK-881 to deliver the required immunoglobulin (IG) dose for PID patients in half the volume of HYQVIA, reducing infusion duration while maintaining flexible, up to once-monthly dosing for patients (every three or four weeks for PID).

Vaccines
In Vaccines, Takeda is applying innovation to tackle infectious diseases such as dengue (QDENGA), and COVID-19 (NUVAXOVID). To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan, and leading global institutions including WHO (World Health Organization), PAHO (Pan American Health Organization) and Gavi (Global Alliance for Vaccines and Immunization), among others. These partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.
NUVAXOVID Intramuscular Injection / Generic name: Recombinant coronavirus (SARS-CoV-2) vaccine
–In August 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved a partial change to the manufacturing and marketing authorization for NUVAXOVID formulated to target Omicron LP8.1 lineage for which the application was submitted in June 2025. The approval is based on data related to the change of the antigen strain, as well as non-clinical data in which NUVAXOVID was shown to induce neutralizing antibodies against recent SARS-CoV-2 variants (LP.8.1, LP.8.1.1, JN.1, KP.3.1.1, XEC, XEC.4, NP.1, LF.7 and LF.7.2.1).
QDENGA / Generic name: Dengue tetravalent vaccine [live, attenuated]
–In November 2025, Takeda announced the completion of the 7-year pivotal Phase 3 Tetravalent Immunization against Dengue Efficacy Study (TIDES) trial evaluating QDENGA. These data, including an exploratory analysis of a booster dose, confirm the favorable benefit and risk profile of QDENGA and that the two-dose regimen provides sustained protection against dengue. After initial two doses of QDENGA, a booster dose administered at 4.5 years only marginally increased efficacy after 2 years. Overall efficacy was seen across all four dengue virus serotypes through seven years. No new safety signals were observed following the administration of a booster dose. These data were presented at the World Society for Pediatric Infectious Diseases (WSPID) 14th Annual Congress. Takeda also presented results from additional non-endemic booster studies at the American Society of Tropical Medicine and Hygiene (ASTMH) Annual Congress.

The following summarizes our primary R&D activities within each of our therapeutic and business areas. The therapeutic candidates in our pipeline disclosed within the key therapeutic and business areas below are in various stages of development, and the contents of the pipeline may change as candidates currently under development are removed and new candidates are introduced. Whether the candidates listed below are ever successfully released as products depends on various factors, including the results of pre-clinical and clinical trials, market conditions for various drugs and regulatory approvals. This table primarily shows the indications for which we are actively pursuing regulatory approval and those regulatory approvals granted in fiscal year 2025. We are also conducting additional studies of certain assets to examine their potential for use in further indications and in additional formulations. The listings in the tables below are limited to the U.S., EU, Japan, and China, but we are also conducting development activities in other regions. “Global” refers to at least three regions or key countries. “Modality” of our pipeline assets in the following table is classified into either of the following categories: ‘small molecule’, ‘peptide/oligonucleotide’ or ‘biologic and other’.
Our Gastrointestinal and Inflammation pipeline in clinical development as of May 13, 2026 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-755*1 <rADAMTS13> ADZYNMA (U.S., EU, Japan)	Recombinant ADAMTS13 therapy (injection)	Biologic and other	Congenital Thrombotic Thrombocytopenic Purpura	China	Filed (Mar 2025)
MLN0002 <vedolizumab> ENTYVIO (Global)	Humanized monoclonal antibody against α4β7 integrin (injection)	Biologic and other	Pediatric Study (intravenous formulation for ulcerative colitis, Crohn’s disease)	Global	P-III*2
			Pediatric Study (subcutaneous formulation for ulcerative colitis, Crohn’s disease)	Global	P-III

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/ Region	Stage
TAK-999*3 <fazirsiran>	GalNAc based RNA interference (RNAi) (injection)	Peptide/oligonucleotide	Alpha-1 antitrypsin-deficiency associated liver disease	U.S. EU	P-III P-III
TAK-279 <zasocitinib>	TYK2 inhibitor (oral)	Small molecule	Psoriasis	Global	P-III
			Pediatric psoriasis	Global	P-III
			Psoriatic arthritis	Global	P-III
			Crohn’s disease	-	P-II (b)
			Ulcerative colitis	-	P-II (b)
			Vitiligo	-	P-II (b)
			Hidradenitis suppurativa	-	P-II (a)
TAK-079 <mezagitamab>	Anti-CD38 monoclonal antibody (injection)	Biologic and other	Immune thrombocytopenia	Global	P-III
			Immunoglobulin A nephropathy	Global	P-III
TAK-227/ZED1227*4	Transglutaminase 2 inhibitor (oral)	Small molecule	Celiac disease	-	P-II (b)
TAK-101*5	Tolerizing Immune Modifying nanoParticle (TIMP) (injection)	Biologic and other	Celiac disease	-	P-II
TAK-781	GalNAc siRNA targeting CYP7A1 (injection)	Peptide/oligo-nucleotide	Primary sclerosing cholangitis	-	P-I
*1Partnership with KM Biologics.
*2In June 2025, Takeda announced that the U.S. Food and Drug Administration (FDA) accepted for review its supplemental Biologics License Application (sBLA) for intravenous ENTYVIO for the treatment of moderately to severely active ulcerative colitis and Crohn’s disease in pediatric patients ages 2 years and older.
*3Partnership with Arrowhead Pharmaceuticals
*4Partnership with Zedira and Dr. Falk Pharma. Dr. Falk Pharma leads development.
*5Partnership with COUR Pharmaceuticals.

Our Neuroscience pipeline in clinical development as of May 13, 2026 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-861 <oveporexton>	Orexin 2R agonist (oral)	Small molecule	Narcolepsy type 1	Japan U.S. China EU	Filed (Mar 2026) Filed (Feb 2026) Filed (Jan 2026) P-III
TAK-755*1 <rADAMTS13>	Recombinant ADAMTS13 therapy (injection)	Biologic and other	Acute ischemic stroke	-	P-II
TAK-360	Orexin 2R agonist (oral)	Small molecule	Idiopathic hypersomnia	-	P-II
			Narcolepsy type 2	-	P-II
TAK-495	Orexin 2R agonist (oral)	Small molecule	-	-	P-I
*1Partnership with KM Biologics.

Our Oncology pipeline in clinical development as of May 13, 2026 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
SGN-35*1 <brentuximab vedotin> ADCETRIS (EU, Japan, China)	CD30 monoclonal antibody-drug conjugate (injection)	Biologic and other	Front line Hodgkin’s lymphoma – BrECADD regimen (brentuximab vedotin, etoposide, cyclophosphamide, doxorubicin, dacarbazine, dexamethasone) *2	EU	Approved (June 2025)
TAK-121*3 <rusfertide>	Hepcidin mimetic peptide (injection)	Peptide/oligonucleotide	Polycythemia vera	U.S.	Filed (Feb 2026)
TAK-853*4 <mirvetuximab soravtansine-gynx>	Antibody-drug conjugate targeting folate receptor α (FRα) (injection)	Biologic and other	Platinum-resistant ovarian cancer	Japan	Filed (Jan 2026)
			Platinum-sensitive ovarian cancer	Japan	P-III
TAK-226*5 <elritercept>	Activin A/B ligand trap (injection)	Biologic and other	2L anemia-associated Myelodysplastic Syndrome	Global	P-III
			Anemia-associated Myelofibrosis	-	P-II
TAK-928 / IBI363*6	PD-1/α-biased IL-2 bispecific antibody fusion protein (injection)	Biologic and other	2L squamous Non-Small Cell Lung Cancer	Global	P-III
			Solid Tumors	-	P-II
TAK-921 / IBI343*6	Antibody-drug conjugate targeting Claudin 18.2 (injection)	Biologic and other	3L Gastric Cancer	Japan China	P-III
			Solid Tumors	-	P-I

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-168 / KQB168*7	Immune modulator (oral)	Small molecule	Solid Tumors	-	P-I
TAK-188	Antibody-drug conjugate targeting CCR8 (injection)	Biologic and other	Solid Tumors	-	P-I
*1Partnership with Pfizer Inc.
*2Submission based on data from German Hodgkin Study Group HD21 trial.
*3Partnership with Protagonist Therapeutics.
*4Partnership with AbbVie. Global P-III trial in platinum-sensitive ovarian cancer is led by AbbVie.
*5Partnership with Keros Therapeutics, Inc.
*6Partnership with Innovent Biologics.
*7Partnership with Kumquat Biosciences Inc. Kumquat leads P-I development.

Our Other Rare Diseases pipeline in clinical development as of May 13, 2026 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-577 VONVENDI (U.S., Japan, China) VEYVONDI (EU)	von Willebrand factor [recombinant] (injection)	Biologic and other	Pediatric on-demand and surgery treatment of von Willebrand disease	Japan EU U.S. EU	Approved (Feb 2026) Approved (on-demand) Dec 2025 Approved (Sept 2025) P-III (surgery)
			Pediatric prophylactic treatment of von Willebrand disease	Global	P-III
TAK-660 ADYNOVATE (U.S., Japan) ADYNOVI (EU)	Antihemophilic factor [recombinant], PEGylated (injection)	Biologic and other	Hemophilia A	China	Filed (July 2025)
			Pediatric Hemophilia A	EU	P-III
TAK-620*1 <maribavir> LIVTENCITY (Global)	Benzimidazole riboside inhibitor (oral)	Small molecule	Treatment of children and teenage transplant recipients with CMV infection	Global	P-III
*1Partnership with GSK.

Our PDT pipeline in clinical development as of May 13, 2026 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, is as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
TAK-961 <IVIG> KENKETU GLOVENIN-I (Japan)	Immunoglobulin (10%) [human] (injection)	Biologic and other	Multiple Indications	Japan	Approved (Feb 2026)
			Autoimmune Encephalitis (AE)	Japan	Filed (Oct 2025)
TAK-339 <IVIG> GLOVENIN-I (Japan) GAMMAGARD LIQUID (U.S.)	Immunoglobulin (10%) [human] (injection)	Biologic and other	Multiple Indications	Japan	Approved (July 2025)
			Autoimmune Encephalitis (AE)	Japan	Filed (Oct 2025)
			Secondary Immunodeficiencies	U.S.	P-III
TAK-771*1 <SCIG Infusion 10% (Human) w/ Recombinant Human Hyaluronidase> HYQVIA (U.S., EU, Japan)	Immunoglobulin (IgG) + recombinant hyaluronidase replacement therapy (injection)	Biologic and other	Chronic inflammatory demyelinating polyradiculoneuropathy and multifocal motor neuropathy	Japan	Approved (June 2025)
TAK-880 <10% IVIG (Low IgA)> GAMMAGARD LIQUID ERC (U.S.) DEQSIGA (EU)	Immunoglobulin (10%) [human] (injection) (Low IgA)	Biologic and other	Primary Immunodeficiencies	U.S. EU	Approved (June 2025) Approved (May 2025)
TAK-330 PROTHROMPLEX TOTAL (EU)	Four-factor prothrombin complex concentrate [human] (injection)	Biologic and other	Coagulation Disorder, Direct Oral Anticoagulants (DOAC) reversal in surgical situations	U.S.	P-III
TAK-881 <Facilitated 20% SCIG>	Immunoglobulin (20%) [human] + recombinant hyaluronidase replacement therapy (injection)	Biologic and other	Primary Immunodeficiencies	U.S. EU Japan	P-III P-III P-III
			Chronic inflammatory demyelinating polyradiculoneuropathy	U.S. EU Japan	P-III P-III P-III
TAK-411	Hypersialylated Immunoglobulin [human] (injection)	Biologic and other	Chronic inflammatory demyelinating polyradiculoneuropathy	-	P-II
*1Partnership with Halozyme.

Select Options: Other Selected Assets That Takeda Holds Contractual Rights to Potentially Clinically Develop and/or Commercialize in the Future
Other selected assets that Takeda holds contractual rights to potentially clinically develop and/or commercialize in the future as of May 13, 2026 (the date of our annual earnings release), along with notes for major subsequent developments thereafter, are as follows:

Development code <generic name> Brand name (country/region)	Type of Drug (administration route)	Modality	Indications / additional formulations	Country/Region	Stage
HQP1351*1 <olverembatinib>	BCR-ABL tyrosine kinase inhibitor (TKI) (oral)	Small molecule	Chronic phase-chronic myeloid leukemia	U.S. EU Japan	P-III
ACI-24.060*2	Abeta active immunotherapy	Biologic and other	Alzheimer’s disease	-	P-II
IBI3001*3	Antibody-drug conjugate targeting EGFR and B7H3	Biologic and other	Solid tumors	-	P-I
*1Olverembatinib/HQP1351 is included for reference only. Ascentage Pharma retains ownership of this asset and is solely responsible for its clinical development prior to Takeda’s potential exercise of its option to exclusively license certain rights, which is subject to customary conditions including regulatory approval.
*2ACI-24.060 is included for reference only. AC Immune retains ownership of this asset and is solely responsible for its clinical development prior to Takeda’s potential exercise of its option to exclusively license certain rights, which is subject to customary conditions including regulatory approval.
*3IBI3001 is included for reference only. Innovent Biologics retains ownership of this asset and is solely responsible for its clinical development prior to Takeda’s potential exercise of its option to exclusively license certain rights, which is subject to customary conditions including regulatory approval.

Projects removed from pipeline

Our projects removed from pipeline since April 1, 2025 are as follows:

Development code <generic name>	Indications (Region/Country, Stage)	Reason
TAK-961 <5% IVIG>	Autoimmune Encephalitis (AE) (P-III)	Removed due to portfolio/filing strategy: AE filing is being pursued solely via the 10% liquid formulations, leveraging Phase 3 AE data generated with the 5% product.
TAK-003	Prevention of dengue fever (booster extension) (P-III)	Findings reinforced QDENGA’s long-term seven-year safety profile and two-dose vaccination schedule
TAK-755 <rADAMTS13>	Immune Thrombotic Thrombocytopenic Purpura (P-II(b))	TAK-755 development in iTTP was discontinued due to strategic reasons
TAK-594 / DNL593	Frontotemporal dementia (P-II)	TAK-594 co-development with Denali was discontinued due to strategic considerations
TAK-004	Nausea and vomiting (P-I)	Development of TAK-004 was discontinued due to strategic consideration
TAK-341/MEDI1341	Multiple System Atrophy (MSA) (P-II)	TAK-341 Phase 2 trial results did not meet primary and secondary endpoints, which does not support further development in MSA.
TAK-925 <danavorexton>	Narcolepsy (P-I)	Danavorexton (TAK-925) development in narcolepsy discontinued due to strategic considerations.
TAK-012	Relapsed/refractory Acute Myeloid Leukemia (P-1)	TAK-012 has been discontinued due to strategic reasons.

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
In the case of plasma-derived-therapies, we are dependent on healthy individuals to donate human plasma to develop and manufacture our products. We own and operate plasma donation facilities, principally in the U.S., Austria, Hungary and Czechia, and we also maintain relationships with other plasma suppliers for external sourcing to meet our planned supply commitments to patients.
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
Sales and Marketing
Our primary sales and marketing activities are organized around regional business units—the U.S. Business Unit (“USBU”) and the International Business Unit (“IBU”) together with the Japan Pharma Business Unit (“JPBU”)—and complemented by select therapeutic area business units, the Oncology Business Unit (“OBU”) and Plasma-Derived Therapies Business Unit (“PDT BU”). These business units make focused investments that support the growth potential of their respective markets.
The U.S. is the largest pharmaceutical market in the world and is also Takeda’s largest region by revenue. USBU is focused on the successful launch of a subcutaneous administration of ENTYVIO (ENTYVIO Pen), approved for ulcerative colitis in September 2023 and Crohn’s disease in April 2024, and the expanded indications for HYQVIA and GAMMAGARD LIQUID. In addition, USBU is preparing for future anticipated launches, pending regulatory approval, of oveporexton and zasocitinib, and ensuring appropriate investment on mature products.
Across IBU, Takeda’s portfolio focus is centered on key global brands, such as ENTYVIO (gastrointestinal and inflammatory diseases), VYVANSE/ELVANSE (neuroscience), TAKHZYRO (rare diseases), plasma‑derived therapies, innovative oncology medicines, and QDENGA (vaccines).
JPBU continues to lead our commercial business in Japan; execution and financial planning for JPBU are managed through IBU to support alignment with our commercial strategy and standardized processes.
With respect to JPBU, although we continue to promote our strong primary care portfolio, with the Japanese government driving stricter control of drug prices and promoting the penetration of generics, our strategy is to shift focus more toward the uptake of our highly innovative and differentiated specialty medicines such as ENTYVIO, GATTEX/REVESTIVE, TAKECAB, TRINTELLIX, INTUNIV, TAKHZYRO and our PDT products. Furthermore, four new products—ADZYNMA, OBIZUR, LIVTENCITY and CEPROTIN—were launched in FY2024, along with the introduction of a new 2-dose vial of NUVAXOVID for Omicron JN.1, to further drive revenue growth.
In China, we are focused on unleashing the growth potential in the world’s second largest pharmaceutical market, and continue to maximize the value of brands such as ENTYVIO, ADCETRIS, TAKHZYRO, REPLAGAL, ALUNBRIG, LIVTENCITY, HUMAN ALBUMIN/FLEXBUMIN and LEUPRORELIN while also aiming to bring more new medicines and treatment options to China in the future from the therapeutic areas of Gastrointestinal and Inflammation (“GI”), Neuroscience, Oncology, and Rare Genetics and Hematology.
We consider Japan, China, Germany, Brazil, the U.K./Ireland and Canada as “core markets” of the IBU, as they are strategically significant due to their scale, patient reach and importance for portfolio growth and launch execution. Core markets play a central role in shaping IBU priorities, setting execution standards and supporting consistent delivery of Takeda’s portfolio across international markets.
In the other international markets, we are focused on delivering highly innovative medicines to patients living with complex and rare diseases in our key business areas of GI, Rare Diseases, PDT, Oncology, Vaccines (including QDENGA) and Neuroscience.

OBU is focused on the development and marketing of oncology medicines in the U.S., Japan, Europe and Canada. Our promoted oncology portfolio consists of three global brands (ALUNBRIG, NINLARO and FRUZAQLA) as well as products that we market on a regional basis including ICLUSIG in the U.S., ADCETRIS in markets outside of the U.S. and Canada and VECTIBIX, ZEJULA, and CABOMETYX in Japan.
PDT BU is focused on transforming the lives of patients from the collection of plasma to the production and delivery of life-saving medicines worldwide. We offer a broad portfolio of greater than twenty therapies, four of which represent Global Brands for Takeda, HYQVIA and CUVITRU, subcutaneous immunoglobulin, KIOVIG/GAMMAGARD LIQUID, intravenous immunoglobulin and FLEXBUMIN, our differentiated bag Albumin product. In-market commercialization of PDT products is carried out through our geographic business units, including USBU, JPBU and IBU, enabling local decision-making and optimization across markets.
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
We seek patent protection for proprietary technology whenever possible in the U.S., Japan and major European countries. Where practicable, we seek patent protection in other countries on a selective basis. In all cases, we endeavor to either obtain patent protection itself or support patent applications through licensors. Patents are our primary means of protecting the technologies we use. Patents provide the holder with the right to exclude others from making, using, selling, or offering for sale an invention related to a pharmaceutical product during the term of the patent. We use various types of patents to protect our biopharmaceutical products, including substance patents, which cover active ingredients, as well as patents covering usage, manufacturing processes and formulation of drugs. Also, our trademark registrations play a key role in protecting Takeda’s brands and preserving their long-term value, in particular, against other parties that pursue confusingly similar names or branding.
Our products, especially small molecules, are mainly protected by substance patents. While the expiration of a substance patent can result in a loss of market exclusivity for the protected pharmaceutical products, commercial benefits may continue to be protected by non-substance patents such as patents relating to the method of use of such substance, patents relating the manufacturing method of such substance and patents relating to the new composition or formulation of such substance. The products can be also protected by regulatory data or market protection under relevant laws in each country even if the substance patent expires.
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
In the EU, patent applications may be filed in the European Patent Office (“EPO”) or in the national patent office of a country in Europe. The EPO system permits a single application to be granted for the EU, plus certain other non-EU countries, such as United Kingdom, Switzerland and Turkey. When the EPO grants a patent, it is then validated in the countries that the patent owner designates. At the patent owner's request, unitary effect is given for the territory of the EU Member States participating in the Unitary Patent (“UP”) system, that have ratified the Agreement on a Unified Patent Court (“UPC”). The term of a patent granted by the EPO or a European country office is generally 20 years from the filing date of the patent application. Pharmaceutical patents covering an approved medicinal product can be granted a further period of exclusivity under the Supplementary Protection Certificate (“SPC”) system. SPCs are designed to compensate the owner of the patent for the time it took to receive marketing authorization by the European Medicines Agency or the National Health Authorities. An SPC may only extend the patent term for a maximum of 5 years and not extend the patent term beyond 15 years from the date of the first European marketing authorization. The SPC duration can additionally be extended by a further Pediatric Extension of 6 months if the SPC relates to a non-orphan medicinal product for which data has been submitted according to a Pediatric Investigation Plan (“PIP”). The post-grant phase of patents, including the SPC system, is currently administered on a country-by-country basis under national laws. Therefore, although regulations concerning patents and SPCs have been created at the EPO and EU level, respectively, due to different national implementation they may not always lead to the same result, for example, if challenged in National Courts in the various EU countries. The EU also provides a system of regulatory data protection (RDP) for authorized human medicines, which runs in parallel to any patent protection. The system for drugs being approved today is usually referred to as 8+2+1 rule because it provides an initial period of 8 years of data exclusivity, during which a competitor cannot rely on the relevant data, a further period of 2 years of market exclusivity, during which the data can be used to support applications for marketing authorization but the competitive product cannot be launched and a possible 1-year extension of the market exclusivity period if, during the initial 8-year data exclusivity period, the sponsor registered a new therapeutic indication for the concerned drug. However, the additional 1-year extension is only available if either no therapy exists for the new indication or if the concerned product provides for the new indication a “significant clinical benefit over existing therapies”. This system applies both to national and centralized authorizations. The EU also has an orphan drug exclusivity system for medicines similar to the U.S. system. If a medicine is designated as an orphan drug, it benefits from 10 years of market exclusivity, during which time a similar medicine for the same indication will not receive marketing authorization. Under certain circumstances, this exclusivity can be extended with a 2-year Pediatric Extension for completion of a PIP. The Pharma Legislation in Europe, including systems such as regulatory data protection is currently under revision and may result in different exclusivity periods in the future. In the revision process, a political agreement was reached between the European Council and the European Parliament in December 2025 agreeing on a 8+1+1+1 scheme for RDP and revised incentives for orphan medicines. The agreed texts of the new legislation have not yet been published, leaving the timeline uncertain.
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
In the regular course of business, our patents may be challenged by third parties. We are party to litigation or other proceedings relating to intellectual property rights. Details of material ongoing litigation are provided in Note 31 to our audited consolidated financial statements included in this annual report.
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

Our product	Japan expiry dates*1, *2	U.S. expiry dates*1	EU expiry dates*1
Gastroenterology (GI):
ENTYVIO	Patent: - RP: July 2028*2	Patent: -*6	Patent: -*6
GATTEX/REVESTIVE	Patent: - RP: June 2031*2	Patent: -*5	Patent: -
TAKECAB*3	Patent: August 2031	Patent: -*3	Patent: -*3
PANTOLOC /CONTROLOC (PANTOPRAZOLE)	Not commercialized	Patent: -	Patent: -
DEXILANT	Not commercialized	Patent: -	Patent: -
LIALDA/MEZAVANT*3	Patent: - *3	Patent: -	Patent: -
RESOLOR/MOTEGRITY	Not commercialized	Patent: -	Patent: -
EOHILIA	Not commercialized	Patent: - RP: February 2031	Not commercialized

Our product	Japan expiry dates*1, *2	U.S. expiry dates*1	EU expiry dates*1
Rare Diseases:
TAKHZYRO	Patent: January 2036 RP: March 2032*2	Patent: August 2032 RP: August 2030	Patent: November 2033 RP: November 2030
ADVATE	Patent: -	Patent: -	Patent: -
ADYNOVATE/ADYNOVI	Patent: -	Patent: - RP: November 2027	Patent: Extended expiry of February 2029*10 RP: January 2028
ELAPRASE *3	Patent: - *3	Patent: -	Patent: -
REPLAGAL	Patent: -	Not commercialized	Patent: -
VPRIV	Patent: -	Patent: -	Patent: -
FIRAZYR	Patent: - RP: September 2028*2	Patent: -	Patent: -
LIVTENCITY	Patent: - RP: June 2034*2	Patent: - RP: November 2028	Patent: - RP: November 2032
VONVENDI	Patent: - RP: March 2030*2	Patent: December 2030 RP: December 2027*9	Patent: - RP: August 2028
ADZYNMA	Patent: - RP: March 2034*2	Patent: - RP: November 2035	Patent: - RP: August 2034
PDT:
GAMMAGARD LIQUID	Patent: -	Patent: -	Patent: -
HYQVIA	Patent: - RP: September 2031*2	Patent: - RP: September 2026	Patent: -
CUVITRU	Patent: - RP: September 2031	Patent: - RP: September 2028	Patent: - RP: July 2026
FLEXBUMIN	Not commercialized	Patent: -	Patent: -
HUMANALBUMIN	Not commercialized	Patent: -	Not commercialized
FEIBA	Patent: -	Patent: -	Patent: -
HEMOFIL	Not commercialized	Patent: -	Not commercialized
IMMUNATE	Not commercialized	Not commercialized	Patent: -
IMMUNINE	Not commercialized	Not commercialized	Patent: -
CINRYZE	Not commercialized	Patent: -	Patent: -
GLASSIA	Not commercialized	Patent: -	Not commercialized
ARALAST	Not commercialized	Patent: -	Not commercialized
Oncology:
ADCETRIS*4	Patent: July 2028*7 RP: May 2028*2*8	Patent: -*4	Patent: October 2027
LEUPLIN/ENANTONE	Patent: -	Patent: -	Patent: -
NINLARO	Patent: July 2031 RP: March 2027*2	Patent: November 2029	Patent: November 2031 RP: November 2026
ICLUSIG*3	Patent: -*3	Patent: January 2027	Patent: -*3
ALUNBRIG	Patent: November 2032 RP: January 2029*2	Patent: April 2031	Patent: November 2033 RP: November 2028
VECTIBIX*4	Patent: -	Patent: -*4	Patent: -*4
ZEJULA*4	Patent: January 2033 RP: September 2028*2	Patent: -*4	Patent: -*4

Our product	Japan expiry dates*1, *2	U.S. expiry dates*1	EU expiry dates*1
FRUZAQLA	Patent: May 2034 RP: September 2032*2	Patent: March 2032 RP: November 2028	Patent: May 2029 RP: June 2034
CABOMETYX*4	Patent: September 2029 RP: March 2028*2	Patent: -*4	Patent: -*4
Vaccines:
QDENGA	Not commercialized	Not commercialized	Patent: - RP: December 2032
Neuroscience:
VYVANSE/ELVANSE	Patent: June 2029 RP: March 2027*2	Patent: -	Patent: Extended expiry of February 2028, July 2028 or September 2029 in certain countries
TRINTELLIX *4	Patent: October 2027 RP: September 2029*2	Patent: December 2026	Patent: -*4
ADDERALL XR	Not commercialized	Patent: -	Not commercialized
INTUNIV	Patent: -	Patent: -	Patent: -
Other:
AZILVA	Patent: -	Not commercialized	Not commercialized
FOSRENOL*3	Patent: -*3	Patent: -	Patent: -
*1A “-” within the table indicates the substance patent is expired or not applicable.
*2In Japan, an application for a generic product is filed after the re-examination period ends, and the product is listed in the approval and drug price listing after a regulatory review. Therefore, the generic product would enter the market after a certain period of time from the expiry of the re-examination period.
*3This product is not sold by Takeda in all regions because of out-licensing agreements to third parties.
*4This product is not sold by Takeda in all regions because of in-licensing agreements from third parties exclusive to certain regions. See “—Licensing and Collaboration” for further information on the licensing agreements.
*5No generic has been launched in the U.S. as of March 2026. The exact timing of the market entry of the generic version of GATTEX/REVESTIVE is uncertain.
*6Takeda has been granted patents that cover various aspects of ENTYVIO, including formulation, dosing regimens and process for manufacturing, some of which are expected to expire in 2032. Biosimilars seeking to launch prior to 2032 must address potential infringement and/or the validity of all relevant patents and therefore the exact timing of biosimilar entry is uncertain.
*7Patent term extensions (PTE) for (a) frontline Hodgkin’s lymphoma, (b) relapsed/refractory PTCL excluding ALCL and (c) pediatric use for relapsed/refractory Hodgkin’s lymphoma, relapsed/refractory PTCL and frontline Hodgkin’s lymphoma (PTE for each of relapsed/refractory Hodgkin’s lymphoma and relapsed/refractory ALCL expires in April 2026).
*8RP for pediatric frontline Hodgkin’s lymphoma only (RP for each of relapsed/refractory Hodgkin’s lymphoma, relapsed/refractory ALCL, frontline Hodgkin’s lymphoma, PTCL and pediatric relapsed/refractory Hodgkin’s lymphoma and pediatric relapsed/refractory PTCL expired in January 2024, RP for relapsed/refractory CTCL is September 2029).
*9RP for routine prophylaxis of adults with severe type 3 VWD expires in January 2029. RP for on-demand treatment and perioperative management of bleeding in pediatric patients with VWD, and for routine prophylaxis in adults with VWD (other than severe type 3 VWD), expires in September 2032.
*10It applies only in Austria, Belgium, France, Germany, Italy, Netherlands, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

Licensing and Collaboration
In the ordinary course of business, we enter into arrangements for licensing and collaboration for the development and commercialization of products with third parties. Our business does not materially depend on any one of these arrangements. Instead they form a portion of our strategy and give us the ability to leverage a mix of internal and external resources to develop and commercialize new products. A sample of the agreements which have led to successful commercialization to date are summarized below:
•ADCETRIS: We entered into a Collaboration Agreement with Pfizer Inc. (“Pfizer”) (as successor in interest to Seagen, Inc., which was acquired by Pfizer in December 2023) in 2009 for the global co-development of ADCETRIS and its commercialization around the world (other than the U.S. and Canada, where ADCETRIS is commercialized by Pfizer). We were required to pay milestone payments related to regulatory and commercial progress by us under the collaboration. We also pay tiered royalties with percentages ranging from the low-teens to the mid-twenties based on net sales of ADCETRIS within our licensed territories. We and Pfizer equally co-fund the cost of selected development activities conducted under the collaboration but as of March 31, 2026, there are no further incremental potential commercial milestone payments remaining under the ADCETRIS collaboration. Either party may terminate the collaboration for cause, or by mutual consent. We may terminate the collaboration at will, and Pfizer may terminate the collaboration in certain circumstances. If neither party terminates the collaboration agreement, then the agreement automatically terminates on the expiration of all payment obligations.
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
The following tables describe other research & development collaborations/partnering and externalization projects entered into by Takeda, but do not represent a comprehensive list of all Takeda R&D collaborations. All of the “subject” descriptions listed below are as of the date of execution of the relevant agreement unless otherwise noted:

Gastrointestinal and Inflammation

Partner	Country of incorporation	Subject
Arrowhead Pharmaceuticals	U.S.	Collaboration and licensing agreement to develop fazirsiran (TAK-999; ARO-AAT), an investigational RNA interference (RNAi) therapy in development to treat alpha-1 antitrypsin-associated liver disease (AATLD). ARO-AAT is a potential first-in-class therapy designed to reduce the production of mutant alpha-1 antitrypsin protein, the cause of AATLD progression.
COUR Pharmaceuticals	U.S.	Takeda has acquired an exclusive global license to develop and commercialize the investigational medicine TIMP-GLIA (TAK-101), an immune modifying nanoparticle containing gliadin proteins.
Engitix	U.K.	Collaboration and licensing agreement to utilize Engitix’s unique extracellular matrix discovery platform to identify and develop novel therapeutics for liver fibrosis and fibrostenotic inflammatory bowel disease, including Crohn’s disease and ulcerative colitis.
Halozyme	U.S.	Collaboration and license agreement granting Takeda exclusive access to Halozyme’s proprietary ENHANZE® drug delivery technology for use with vedolizumab.
Mirum Pharmaceuticals	U.S.	Exclusive licensing agreement for the development and commercialization of LIVMARLI (maralixibat, TAK-625) in Japan for Alagille syndrome (ALGS), progressive familial intrahepatic cholestasis (PFIC), and biliary atresia (BA).

Partner	Country of incorporation	Subject
UCSD/Fortis Advisors	U.S.	Technology license for the development of EOHILIA (oral budesonide formulation, TAK-721) for treatment of eosinophilic esophagitis.
Zedira/Dr. Falk Pharma	Germany	Collaboration and license agreement to develop and commercialize a potential first-in-class therapy TAK-227/ZED1227, a tissue transglutaminase 2 (TG2) inhibitor, designed to prevent the immune response to gluten in celiac disease. Takeda has exclusive rights in the U.S. and other territories outside of Europe, Canada, Australia and China.

Neuroscience

Partner	Country of incorporation	Subject
AC Immune	Switzerland	Exclusive, worldwide option and license agreement for AC Immune’s active immunotherapies targeting toxic forms of amyloid beta (Abeta), including ACI-24.060 for the treatment of Alzheimer’s disease.
AcuraStem	U.S.	Exclusive worldwide license agreement to develop and commercialize AcuraStem’s PIKFYVE targeted therapeutics for the treatment of Amyotrophic Lateral Sclerosis (ALS).
Anima Biotech	U.S.	Strategic collaboration to discover and develop mRNA translation modulators for genetically-defined neurological diseases.
BioMarin	U.S.	Agreement for the in-license of enabling technology for the exogenous replacement of Arylsulfatase A enzyme with intrathecal (IT) administration directly into the central nervous system for the long-term treatment of patients with metachromatic leukodystrophy (MLD), a rapidly-progressive and ultimately fatal neuro-degenerative rare disease (TAK-611).
Denali Therapeutics	U.S.	Strategic option and collaboration agreement to develop and commercialize up to three specified therapeutic product candidates for neurodegenerative diseases, incorporating Denali’s transport vehicle (TV) platform for increased exposure of biotherapeutic products in the brain; options exercised on DNL593/TAK-594 and DNL919/TAK-920 in Q3 FY2021. DNL919/TAK-920 molecule was discontinued in Q2 FY2023, and the ATV:TREM2 collaboration program was terminated in February 2025 by mutual agreement between Takeda and Denali. In April 2026, Takeda informed Denali that it was terminating co-development of DNL593/TAK-594 and the collaboration in its entirety.
Luxna Biotech	Japan	Exclusive worldwide license agreement for the use of Luxna’s breakthrough xeno nucleic acid technology for multiple undisclosed target genes in the area of neurological diseases.

Partner	Country of incorporation	Subject
Neurocrine Biosciences	U.S.	Collaboration to develop and commercialize 7 compounds in Takeda’s early-to-mid stage neuroscience pipeline, including TAK-041/NBI-1065846, TAK-653/NBI-1065845 and TAK-831/NBI-1065844 (luvadaxistat). Takeda will be entitled to certain development milestones, commercial milestones and royalties on net sales and will, at certain development events, be able to opt in or out of a 50:50 profit share on all clinical programs on an asset-by-asset basis. Takeda received notices from Neurocrine announcing the termination of TAK-041 and TAK-831 development which took effect in March 2025. In January 2025, the Takeda/Neurocrine agreement was amended for TAK-653. Takeda re-acquired exclusive rights in Japan and is eligible to receive milestone payments and royalties from commercialization in other regions. Takeda will be responsible for the development costs in Japan; Neurocrine will be responsible for the development costs worldwide ex-Japan and is eligible to receive royalties for sales in Japan.
PeptiDream	Japan	Collaborative research and exclusive license agreement to create peptide-drug conjugates (PDCs) for neuromuscular and neurodegenerative diseases.

Oncology

Partner	Country of incorporation	Subject
AbbVie	U.S.	Exclusive licensing agreement to develop and commercialize mirvetuximab soravtansine-gynx in Japan for folate receptor-alpha (FRa) positive ovarian cancer.
Adimab	U.S.	Agreement for the discovery, development and commercialization of three mAbs and three CD3 Bi-Specific antibodies for oncology indications.
Ascentage Pharma	China	Option agreement to enter into an exclusive license agreement for olverembatinib/HQP1351, a BCR-ABL tyrosine kinase inhibitor (TKI), currently in development for chronic myeloid leukemia (CML) and other hematological cancers. If exercised, the option would allow Takeda to license global rights to develop and commercialize olverembatinib in all territories outside of mainland China, Hong Kong, Macau, Taiwan and Russia.
Crescendo Biologics	U.K.	Collaboration and licensing agreement for the discovery, development and commercialization of Humabody®-based therapeutics for cancer indications.
Exelixis	U.S.	Exclusive licensing agreement to commercialize and develop CABOMETYX (cabozantinib) and its all potential future indications in Japan, including advanced renal cell carcinoma and hepatocellular carcinoma.
F-star	U.K.	Worldwide exclusive royalty-bearing license to Takeda to research, develop, and commercialize a bispecific antibody directed towards an undisclosed immuno-oncology target using F-star’s proprietary Fcab™ and mAb2 ™ platforms. Takeda will be responsible for all research, development and commercialization activities under the agreement.
GSK	U.K.	Exclusive licensing agreement to develop and commercialize ZEJULA (niraparib) for the treatment of all tumor types in Japan, and all tumor types excluding prostate cancer in South Korea and Taiwan.
Heidelberg Pharma	Germany	Antibody-Drug-Conjugate (ADC) research collaboration on 2 targets and licensing agreement (α-amanitin payload and proprietary linker).

Partner	Country of incorporation	Subject
Innovent Biologics	China	Exclusive license, option and collaboration agreement with Innovent Biologics to advance next-generation immuno-oncology and antibody-drug conjugate (ADC) cancer therapies including: a collaboration on TAK-928 (IBI363), a first-in-class PD-1/α-biased IL-2 bispecific antibody fusion protein, including global co-development, U.S. co-commercialize, and exclusive commercialization rights outside the U.S. and Greater China; an exclusive license to further develop and commercialize TAK-921 (IBI343), an ADC targeting Claudin 18.2, outside of Greater China; and an exclusive option to license global development, manufacturing, and commercialization rights for IBI3001 (EGFR/B7H3 ADC) outside of Greater China.
Keros Therapeutics	U.S.	Exclusive licensing agreement with Keros Therapeutics, Inc. to further develop, manufacture and commercialize elritercept (TAK-226) worldwide outside of mainland China, Hong Kong and Macau.
Kumquat Biosciences	U.S.	Strategic and exclusive collaboration to develop and commercialize a novel immuno-oncology small molecule inhibitor as a mono- and/or combination-therapy.
Protagonist Therapeutics	U.S.	Worldwide license and collaboration agreement for the development and commercialization of rusfertide (TAK-121), an investigational injectable hepcidin mimetic peptide of the natural hormone hepcidin for treatment of polycythemia vera.

Plasma-Derived Therapies

Partner	Country of incorporation	Subject
Halozyme	U.S.	Agreement for the in-license of Halozyme’s proprietary ENHANZE® platform technology to increase dispersion and absorption of HYQVIA.
Kamada	Israel	In-license agreement to develop and commercialize IV Alpha-1 proteinase inhibitor (GLASSIA); Exclusive supply and distribution of GLASSIA in the U.S., Canada, Australia and New Zealand; work on post market commitments ongoing.
Johnson & Johnson/Momenta Pharmaceuticals	U.S.	In-licensing agreement with Momenta Pharmaceuticals, Inc. which was acquired by Johnson & Johnson for an investigational hypersialylated immunoglobulin (hsIgG) candidate.
PreviPharma	Germany	Research collaboration and option agreement to develop new targeted proteins.

Vaccines

Partner	Country of incorporation	Subject
Novavax	U.S.
Partnership for the development, manufacturing and commercialization of NUVAXOVID® Intramuscular Injection, Novavax’s COVID-19 vaccine in Japan, which is being funded by the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW) and Agency for Medical Research and Development (AMED). In September 2024, Takeda announced that the MHLW granted manufacturing and marketing approval for the 2 dose NUVAXOVID Intramuscular Injection 1 mL for the prevention of infectious disease caused by the SARS-CoV-2 Omicron JN.1 variant.

Other / Multiple Therapeutic Area

Partner	Country of incorporation	Subject
BridGene Biosciences	U.S.	Research collaboration to discover small molecule drugs for “undruggable” targets using BridGene’s chemoproteomics platform.
Charles River Laboratories	U.S.	Collaboration on multiple integrated programs across Takeda’s core therapeutic areas using Charles River Laboratories’ end-to-end drug discovery and safety assessment platform to progress these programs towards candidate status.
GSK	U.K.	In-license agreement between GSK and University of Michigan for LIVTENCITY (maribavir, TAK-620) in the treatment of human cytomegalovirus.
Iambic Therapeutics	U.S.	Cross-therapeutic area discovery research alliance to leverage Iambic’s computational-driven discovery engine to accelerate delivery of high-quality small molecule candidate for first-in-class and best-in-class programs.
Ipsen	France	Purchase agreement for the development of OBIZUR for the treatment of Acquired Hemophilia A including for patients with Congenital Hemophilia A with inhibitors indication in elective or emergency surgery.
KM Biologics	Japan	Collaboration and license agreement for the development of therapeutic uses of ADZYNMA (rADAMTS13, TAK-755), including but not limited to TTP.
Massachusetts Institute of Technology	U.S.	MIT-Takeda Program to fuel the development and application of artificial intelligence (AI) capabilities to benefit human health and drug development. Centered within the Abdul Latif Jameel Clinic for Machine Learning in Health (J-Clinic), the new program will leverage the combined expertise of both organizations, and is supported by Takeda’s investment.
Nabla Bio	U.S.	Research collaboration to discover novel protein sequences with Nabla’s AI and experimental technologies for drug design.

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
The following table shows the principal sources of competition for our main products:

Our product	Principal competing product	Primary manufacturer or distributor
GI:
DEXILANT, PANTOPRAZOLE (Protonix)	Generic lansoprazole	Various
PANTOLOC/CONTROLOC	Generic dexlansoprazole	Various
	Pantroprazole	Pfizer
	Nexium	AstraZeneca
	Prilosec	Procter and Gamble
	Prevacid	Takeda
	Generic omeprazole	Various
	Generic esomeprazole	Various
	Generic rabeprazole	Various
ENTYVIO	Remicade	Janssen Biotech
	Humira	Abbvie
	Stelara	Janssen Biotech
	Xeljanz / Xeljanz XR	Pfizer
	Velsipity	Pfizer
	Omvoh	Eli Lilly and Company
	Infliximab biosimilars	Amgen, Pfizer, Organon
	Adalimumab biosimilars	Various
	Rinvoq	AbbVie
	Skyrizi	AbbVie
	Zeposia	BMS
	Jyseleca	Alfasigma / Galapagos
	Carogra	EA Pharma
	Zymfentra / Remsima SC	Celltrion
	Simponi	Janssen Biotech
	Cimzia	UCB
	Tysabri	Biogen
	Tremfya	Johnson & Johnson
	Ustekinumab biosimilars	Various
EOHILIA	Dupixent	Regeneron / Sanofi

Our product	Principal competing product	Primary manufacturer or distributor
	Jorveza	Dr. Falk Pharma
TAKECAB	Nexium	AstraZeneca
	Generic lansoprazole, omeprazole, esomeprazole	—
Rare Diseases:
ADVATE and ADYNOVATE	Xyntha/Refacto AF	Pfizer and Sobi
	Kovaltry	Bayer
	Eloctate/Elocta	Sanofi and Sobi
	Novoeight	Novo Nordisk
	Nuwiq	Octapharma
	Afstyla	CSL
	Jivi	Bayer
	Esperoct	Novo Nordisk
	Hemlibra	Roche
	Altuviiio	Sanofi and Sobi
	Hympavzi	Pfizer
	Alphanate	Grifols
	Qfitlia	Sanofi
	Alhemo	Novo Nordisk
ADZYNMA	Octaplas	Octapharma
	Koate-DVI	Kedrion
	Dried Factor VIII Fraction Type 8Y	Bio Products Laboratory
ELAPRASE	Hunterase	Korean Green Cross
	IZCARGO	JCR Pharmaceuticals
	AVLAYAH	Denali
FEIBA	Hemlibra	Roche
	Novo 7	Novo Nordisk
	Alhemo	Novo Nordisk
	Qfitlia	Sanofi
LIVTENCITY	Ganciclovir	Various
	Valganciclovir	Various
	Valaciclovir	Various
	Aciclovir	Various
	Foscarnet	Various
	Cidofovir	Various
	Letermovir	Merck / MSD
REPLAGAL	Fabrazyme	Sanofi Genzyme
	Galafold	Amicus
	Fabagal	Isu Abxis
	Elfabrio	Chiesi
TAKHZYRO	Ruconest	Pharming
	Haegarda	CSL
	Berinert	CSL
	Orladeyo	BioCryst
	Androgens	Various
	Andembry	CSL
	Dawnzera	Ionis

Our product	Principal competing product	Primary manufacturer or distributor
VPRIV	Cerezyme	Sanofi Genzyme
	Elelyso/uplyso	Pfizer/Protalix
	Zavesca	Actelion [Janssen]
	Cerdelga	Sanofi Genzyme
	Abcertin	Isu Abxis
PDT Immunology
FLEXBUMIN and HUMAN ALBUMIN	Alburex/AlbuRx	CSL
	Albuminar, Albumex	CSL
	Plasbumin	Grifols
	Albutein/Albutein Flexbag	Grifols
	Albunorm	Octapharma
	Albumin	Octapharma
	Kedbumin, Albuked	Kedrion
	Albuminex	BPL
GAMMAGARD LIQUID, HYQVIA, CUVITRU	Hizentra	CSL
	Xembify	Grifols
	Gamunex-C	Grifols
	Cutaquig/Gammanorm	Octapharma
	Vvygart Hytrulo	Argenx
	Privigen	CSL
	Flebogamma	Grifols
	Asceniv	ADMA
	Bivigam	ADMA
	Gammaked	Kedrion
	Qivigy	Kedrion
	Yimmugo	Kedrion
	Alyglo	GC Biopharma Corp
	Gammaplex	BPL
	Octagam	Octapharma
	Panzyga	Octapharma
Oncology:
ADCETRIS	Keytruda	Merck/MSD
	Opdivo	Bristol-Myers Squibb
ALUNBRIG	Xalkori	Pfizer
	Zykadia	Novartis
	Alecensa	Roche
	Lorbrena	Pfizer
	Ensacove	Xcovery
FRUZAQLA	Lonsurf	Taiho Pharmaceutical Co.
	Stivarga	Bayer
ICLUSIG	Gleevec	Novartis
	Tasigna	Novartis
	Scemblix	Novartis
	Sprycel	Bristol-Myers Squibb
	Bosulif	Pfizer
LEUPRORELIN (LEUPLIN)	Zoladex	AstraZeneca
	Eligard	Recordati
	Gonax	Ferring
	Orgovyx	Sumitomo, Accord Healthcare
	Camcevi	Accord BioPharma
	Generic leuprorelin	Various
NINLARO	Revlimid	Bristol-Myers Squibb
	Pomalyst/Imnovid	Bristol-Myers Squibb
	Kyprolis	Amgen

Our product	Principal competing product	Primary manufacturer or distributor
	Darzalex	Janssen Biotech
	Empliciti	Bristol-Myers Squibb
	Xpovio	Karyopharm
	Sarclisa	Sanofi
	Abecma	Bristol-Myers Squibb
	Blenrep	GSK
	Talvey/ Tecvayli	Janssen
	Carvykti	Janssen
	Elrexfio	Pfizer
Neuroscience:
INTUNIV	Generic atomoxetine	Various
	Generic Guanfacine	Various
	Qelbree	Supernus
	Generic clonidine ER	Various
TRINTELLIX	Viibryd	AbbVie
	Auvelity	Axsome
Generics:
	bupropion, citalopram, desvenlafaxine, duloxetine, escitalopram, fluoxetine, fluvoxamine, levomilnacipran, maprotiline, mirtazapine, nefazodone, nomifensine, paroxetine, sertraline, trazodone, venlafaxine, vilazodone	Various
VYVANSE/ELVANSE	Generic mixed salts of a single-entity amphetamine product:
	–Adderall IR	Various
Generic mixed salts of a single-entity amphetamine product, extended release:
	–Adderall XR	Various
	–Dyanavel XR	Tris Pharma
	–Azstarys	Corium
Generic methylphenidate, extended release:
	–Concerta	Janssen Pharmaceuticals
	–Jornay PM	Ironshore Pharmaceuticals
	–Adhansia XR	Purdue Pharma
	–Quillivant XR	Tris Pharma
	–Ritalin LA	Sandoz
Dexmethylphenidate, extended release:
	–Focalin, XR	Novartis
	–Generic dexmethylphenidate	Various
Non-stimulants:
	–Strattera (atomoxetine)	Eli Lilly and Company
	–Intuniv (guanfacine)	Takeda
	–Kapvay (clonidine)	Shionogi
	–Qelbree (viloxazine)	Supernus
	–Onyda XR (clonidine)	Tris Pharma
Vaccines:
QDENGA	Dengvaxia	Sanofi Pasteur
	Butantan-DV	Butantan

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
The introduction of new pharmaceutical products generally entails a lengthy approval process. Products must be authorized or registered prior to marketing, and such authorization or registration must subsequently be maintained. In recent years, the registration process has required increased testing and documentation for the approval of new drugs, with a corresponding increase in the expense of introducing a new product to market. To register a pharmaceutical product, a registration dossier containing evidence establishing the safety, efficacy and quality of the product must be submitted to regulatory authorities. Generally, a therapeutic product must be registered in each country in which it will be sold. It is possible that a drug can be registered and marketed in one country while the registration authority in another country may, prior to registration, request additional information from the pharmaceutical company or even reject the product. It is also possible that a drug may be approved for different indications in different countries. The registration process generally takes between many months to several years, depending on the country, the quality of the data submitted, the efficiency of the registration authority’s procedures and the nature of the product. Many countries provide for accelerated processing of registration applications for innovative products of therapeutic interest. In recent years, efforts have been made among the U.S., Japan and the EU to harmonize registration requirements to achieve shorter development and registration times for medical products.
United States
In the U.S., applications for drug registration are submitted to and reviewed by the FDA, which regulates the testing, manufacturing, labeling, approval for marketing, and promotion and advertising of pharmaceutical products intended for commercialization. The FDA continues to monitor the safety of pharmaceutical products after they have been approved for sale in the U.S. market. When a pharmaceutical company has gathered data to demonstrate a drug’s safety, efficacy and quality, it may file for the drug an NDA or Biologics License Application (“BLA”), along with information regarding the clinical experiences of patients tested in the drug’s clinical trials. A supplemental New Drug Application (“sNDA”) or supplemental Biologics License Application (“sBLA”) must be filed for changes including, but not limited to new indications for a previously approved drug. The FDA offers several distinct expedited programs – e.g., Fast Track designation, Breakthrough Therapy designation, Priority Review designation, and the Accelerated Approval pathway – each with different criteria, timing, and regulatory implications, but do not change the statutory standards for approval.
Once an application is submitted, the FDA assigns reviewers from its staff, including experts in biopharmaceutics, chemistry, clinical microbiology, pharmacology/toxicology, and statistics. After a complete review, these content experts then provide written evaluations of the NDA or BLA. These evaluations are consolidated and are used by senior FDA staff in its final evaluation of the NDA or BLA. Based on that final evaluation, the FDA then provides to the NDA or BLA’s sponsor an approval, or a “complete response” letter if the NDA or BLA application is not approved. If not approved, the letter will state the specific deficiencies in the NDA or BLA which need to be addressed. The sponsor must then submit an adequate response to the deficiencies to restart the review procedure. Once the FDA has approved an NDA, BLA, sNDA or sBLA amendment, the company can make the new drug available for physicians to prescribe. The drug owner must submit periodic reports to the FDA, including any cases of adverse reactions. For some medications, the FDA requires additional post-approval studies (Phase IV) to evaluate long-term effects or to gather information on the use of the product under specified conditions. Certain products may be subject to Risk Evaluation and Mitigation Strategies (REMS), which can impose additional post-marketing obligations such as restricted distribution, prescriber training, and patient monitoring. Throughout the life cycle of a product, the FDA requires compliance with standards relating to good laboratory, clinical and manufacturing practices. The FDA also requires compliance with rules pertaining to the manner in which we may promote our products.
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
While the Hatch-Waxman Act addresses the development and approval of generic drugs, the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”), enacted in the Affordable Care Act (the “ACA”) amended the Public Health Service Act (the “PHS Act”) to create an abbreviated licensure pathway for biological products that are demonstrated to be “biosimilar” to, or “interchangeable”, with an FDA-licensed reference product. BPCIA allows for approval of a biosimilar if it is “highly similar” and has no clinically meaningful differences from its approved and existing biological product. Furthermore, as codified in the 2016 Physician Fee Schedule Final Rule, effective January 1, 2016, the physician reimbursement amount for a biosimilar is based on the average sales price (the “ASP”) of all National Drug Codes (the “NDCs”) assigned to the biosimilars included within the same billing and payment code. In general, this meant that CMS grouped biosimilar products that were licensed with a common reference product with the same payment limit and HCPCS code. However, effective January 1, 2018 under the 2018 Physician Fee Schedule Final Rule, newly approved biosimilar and reference products are assigned distinct HCPCS billing codes under current CMS policy, following the 2018 update to Medicare Part B biosimilar reimbursement.

The Food and Drug Omnibus Reform Act (“FDORA”) of 2022 requires the FDA to develop several different kinds of informational documents as it pertains to pharmaceuticals and it amends statutory authorities to reform aspects of the FDA’s regulatory framework. FDORA introduces several changes to the FDA’s authority, particularly for accelerated approvals. Recent statutory changes generally require that confirmatory trials be underway at the time of accelerated approval and provide the FDA with enhanced authorities to ensure timely completion or to withdraw approval if studies fail to verify clinical benefit.
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
Under both the MRP and DCP, the assessment is led by a single EU Member State, called the Reference Member State, which then liaises with other EU Member States, known as the concerned member states. In the MRP, the company first obtains a marketing authorization in the Reference Member State, which is then recognized by the concerned member states in 90 days. In the DCP, the application is done simultaneously in the Reference Member State and all concerned member states. During the DCP, the Reference Member State drafts an assessment report within 120 days. Within an additional 90 days, the concerned member states review the application and can issue objections or requests for additional information. On day 90, each concerned member state must be assured that the product is safe and effective, and that it will cause no risks to the public health. Once an agreement has been reached, each member state grants national marketing authorizations for the product.
After the Marketing Authorizations have been granted, the company must submit Periodic Safety Update Reports (PSURs) exclusively through the PSUR Repository, which serves as a single EU platform used by marketing authorization holders, the EMA, and national competent authorities. Since June 13, 2016, use of the repository has been mandatory for all PSUR submissions, except for products authorized under Article 58. The repository supports both PSUR Single Assessment (PSUSA) procedures and national PSUR procedures for products outside the EURD list. In addition, several pharmacovigilance measures must be implemented and monitored including Adverse Event collection, evaluation and expedited reporting and implementation, as well as update Risk Management Plans. For some medications, post-approval studies (Phase IV) may be required to complement available data with additional data to evaluate long-term effects (called a Post-Approval Safety Study) or to gather additional efficacy data (called a Post-Approval Efficacy Study).
European Marketing Authorizations have an initial duration of five years. After this first five-year period, the holder of the marketing authorization must apply for its renewal, which may be granted based on the competent authority’s full benefit-risk review of the product. Conditional MAs granted under Article 14-a of Regulation (EC) No 726/2004 do not fall under the above provisions. They are valid for one year and should therefore be renewed annually until data obligations are fulfilled. Once renewed, the marketing authorization is generally valid for an unlimited period. Any Marketing Authorization which is not followed within three years of its granting by the actual placing on the market in any EU member state of the corresponding medicinal product ceases to be valid.
In December 2025, the Council of the European Union and the European Parliament reached a provisional agreement on the long-awaited “Pharma Package.” The Pharma Package is a comprehensive and major overhaul of the EU legislative framework for pharmaceuticals, although the reform must be formally approved by both institutions and published in the EU’s Official Journal prior to taking force and most of the provisions are expected to apply following an applicable transition period. This reform is expected to significantly affect regulations over product development, supply, access and other matters. Proposed changes include revisions to the EU General Pharmaceutical Legislation that would modify regulatory data protection and market exclusivity rules, reducing the minimum exclusivity period by one year while providing for the possibility of up to two years of extensions, streamline and shorten the regulatory approval process, allow member states to require that products be launched in their country, and introduce new restrictions on comparative advertising. These changes are expected to take effect between 2028 and 2029.
Third-Party Reimbursement and Pricing
We consider global competitive conditions, such as the price of competing products, in setting and revising the price of our pharmaceutical products. Government regulation also has a significant effect in determining the price of pharmaceutical products in many of the countries in which we operate due to the fact that government policy in many countries has emphasized and purchasers continue to seek large discounts on pharmaceutical products.
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
Part D covers most of the other outpatient prescription drugs. Except as set forth below with respect to drugs covered by the negotiation provisions of the Inflation Reduction Act (“IRA”), rather than Medicare setting prices administratively, Medicare pays Part D plan sponsors (health plans offering the benefit) that, through their pharmacy benefit managers, contract with pharmacies over payment rates for each prescription filled by an enrollee and negotiate with drug manufacturers for prices and post-sale rebates. Takeda may offer a rebate that goes to plan sponsors to ensure that our products are on formulary. In 2022, Congress passed the IRA, which imposes penalties on manufacturers that raise Part D and Part B drug prices, AMP and ASP respectively, faster than the rate of inflation starting in 2022 for Part D drugs and 2023 for Part B drugs; shifts greater liability to the manufacturer in the Part D program resulting in a 10% discount on brand drugs in the initial coverage phase and 20% in the catastrophic phase, as well as implementing a USD 2,000 out-of-pocket cap for patients on drug expenses starting in 2025; and mandates the negotiation of a new Medicare “maximum fair price” for certain drugs in the Medicare Part D program and the Part B program effective in 2026 and 2028 respectively. In January 2026, the U.S. Centers for Medicare & Medicaid Services selected ENTYVIO, which was our highest-selling product in the fiscal year ended March 31, 2026, for Medicare price negotiations pursuant to the IRA effective January 2028.
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
Health Care System Reform
For the past few years, there has been an increased focus and downward pressure on pricing which we expect to continue for a variety of circumstantial reasons. There are a number of legislative and regulatory proposals under consideration that would impact how drugs are reimbursed in the U.S., could restrict patient access, and have financial implications for manufacturers. Recent and potential Executive Orders and other policy proposals by the U.S. administration addressing pharmaceutical pricing and reimbursement could result in additional pricing pressures or changes on manufacturers. See also “Item 3. Key Information—D. Risk Factors—Government policies and other pressures to reduce medical costs could have an adverse effect on sales of our pharmaceutical products.”
Japan
In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”), a price list published by the MHLW. The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been previously subject to revisions based on the actual prices and amounts by which the pharmaceutical products are purchased by medical institutions in Japan, and the average price of previously listed products generally decreases as a result of these price revisions. The Japanese government is currently undertaking healthcare reform initiatives with the goal of sustaining the universal coverage of the NHI program and balancing competing national expenditures. As part of these initiatives, the annual NHI price list revision, implemented since April 2021, has led to more frequent downward price revisions. The government is also addressing the efficient use of generic drugs, with a primary target of 80% penetration in each prefecture by volume and a secondary target of 65% in value by March 2030 with respect to products for which market exclusivity has expired. In addition, products on the NHI price list nominated based on pre-defined criteria, such as innovativeness and the financial impact, are subject to a cost-effectiveness evaluation under MHLW rules, and subject to price adjustments depending on the outcome of this evaluation. Furthermore, effective June 1, 2026, for certain drugs under the MHLW’s selected medical care framework, a surcharge equal to one-half of the difference in drug prices, will apply as a special charge if patients request a long-listed originator drug for which generic drugs are available (unless medically necessary or where generics cannot be provided), which may lead to reduced utilization of originator products and as a result, may limit our ability to maintain pricing levels in Japan.
Europe
In the EU, our operations are subject to significant price and marketing regulations. Many governments in the EU continuously introduce revisions to healthcare reforms to curb increasing healthcare costs. The governments in the EU influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to patients. The general downward pressure on healthcare costs, particularly regarding prescription drugs, has been increasing. In addition, prices for marketed products are referenced within and amongst the EU Member States and internationally, which further affects pricing in each EU Member State. As an additional control for healthcare budgets, some EU Member States have passed legislation to impose further mandatory rebates for pharmaceutical products and financial claw-backs on the pharmaceutical industry. In this regard, many countries have health technology assessment organizations that use formal clinical and economic metrics such as cost-effectiveness to inform prices, coverage and reimbursement decisions of new therapies, and these organizations are expanding in established and emerging markets. We expect that countries will continue to take aggressive actions to seek to ensure the sustainability of expenditures related to drugs and biologics. Similarly, fiscal constraints may also affect the extent to which countries are willing to approve new and innovative therapies and/or allow access to new treatments. Starting in 2025, the EU Regulation on Health Technology Assessment took effect, initially to new oncology and advanced therapeutic medicinal products, expanding in 2028 to orphan drugs and from 2030 to all centrally registered products, adding an additional layer of scrutiny to subsequent national-level pricing and reimbursement processes. While the exact impact of this regulation is not yet known, it is expected to increase clinical evidentiary requirements on manufacturers by pooling specific data requirements from all EU member states. If we are unable to meet these heightened requirements, our products could face potential adverse impacts on pricing and reimbursement in EU markets. In addition, the recent Critical Medicine Act proposal expands the existing possibilities for collaborative procurement involving Member States and the Commission. It sets out the options for joint procurement by Member States (facilitated by the Commission), centralized procurement by the Commission on behalf of or in the name of Member States and joint procurement by Member States and the Commission (Articles 21 to 24 CMA Proposal). If implemented, this could exert downward pressure on prices of such jointly procured products.
The EU is currently undergoing an analysis of the rewards extended for intellectual property of pharmaceutical products as well as the overall regulatory framework for the approval and commercialization of all medicinal products. This may lead to significant changes in the way drugs are approved and commercialized as well as the duration of exclusivity, in particular for drugs of biological origin. These changes are likely to affect the market within a 3-5-year timeframe.
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
Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012
Takeda is a global R&D-driven biopharmaceutical company with a presence in approximately 80 countries and regions. A non-U.S. Takeda legal entity that is not owned or controlled by a U.S. affiliate currently sells a limited number of pharmaceutical products in Iran through a third-party, private distributor, which involves further sales by the distributor to the Ministry of Health for distribution to local hospitals and other patient care providers. The products involved are standard of care therapeutics prescribed for chronic and acute medical needs, and Takeda does not maintain any physical operations, assets, or personnel in Iran. Takeda’s gross revenues and net profits from these sales were approximately JPY 3.2 billion and JPY 1.4 billion, respectively, in FY2025. Such sales are not financially material to Takeda, accounting for less than 1% of Takeda’s consolidated global sales. Takeda’s U.S. subsidiaries, as well as its non-U.S. subsidiaries that are owned or controlled by Takeda’s U.S. entities, either do not engage in Iran-related activities or act under a general license issued by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC). As of the date of the annual report containing this disclosure, we do not anticipate any change to our activities with respect to Iran.
C. Organizational Structure
We are a holding company and administer our business through a number of subsidiaries worldwide. Information about Takeda’s organizational structure, including a list of our subsidiaries, their country of incorporation and residence and our proportion of ownership interest, is included in Note 28 to our audited consolidated financial statements included in this annual report.

D. Property, Plant and Equipment
Our registered head office is located in Osaka, Japan and our global head office is located in Tokyo, Japan. We generally own our facilities or have entered into long-term lease arrangements for them.
As of March 31, 2026, the net book values of the buildings and structures, machinery and vehicles, tools, furniture and fixtures and land we owned were JPY 1,169.5 billion, JPY 416.1 billion, JPY 53.4 billion and JPY 108.3 billion, respectively. We own the majority of our facilities, none of which are subject to any material encumbrances. We believe our facilities are generally suitable for future needs. Please refer to “Item 3.D Risk Factors” for more information about risks related to our manufacturing.
The following table describes our major facilities, including production facilities for biopharmaceutical products, plasma-derived therapies and vaccines, as of March 31, 2026:

Group company	Location*1	Use of facility	Land Area (in square meter)
Takeda Pharmaceutical Company Limited	Chuo-ku, Tokyo, Japan and others	Global Headquarters*2 (Administrative and sales)	16,052
Takeda Pharmaceutical Company Limited	Chuo-ku, Osaka, Japan and others	Head Office*2 (Administrative and sales)	362,305
Takeda Pharmaceutical Company Limited	Yodogawa-ku, Osaka, Japan	Production, research and development	163,694
Takeda Pharmaceutical Company Limited	Hikari-shi, Yamaguchi, Japan	Production, research and development	1,011,061
Takeda Pharmaceutical Company Limited	Narita-shi, Chiba, Japan	Production, research and development	27,644
Takeda Pharmaceutical Company Limited	Fujisawa-shi, Kanagawa, Japan	Research and development	21,009
Baxalta US Inc.	Covington, GA, U.S.	Production and others	823,227
BioLife Plasma Services LP	Bannockburn, IL, U.S.	Production and others	453,691
Shire Human Genetic Therapies, Inc.	Lexington, MA, U.S.	Production and others	393,799
Takeda Ireland Limited	Kilruddery, Ireland	Production and others	202,679
Baxalta Belgium Manufacturing S.A.	Lessines, Belgium	Production and others	150,599
Takeda Manufacturing U.S.A., Inc.	Round Lake, IL, U.S.A.	Production and others	144,649
Takeda Manufacturing Austria AG	Vienna, Austria	Production and others	140,559
Takeda Manufacturing Italia S.p.A.	Rome, Italy	Production and others	111,150
Baxalta Manufacturing S.à r.l.	Neuchatel, Switzerland	Production and others	87,040
Takeda Development Center Americas, Inc.	Cambridge, MA, U.S.	Research, development and others	73,382
Takeda Austria GmbH	Linz, Austria	Production and others	24,850
Takeda Singen Real Estate GmbH & Co. KG	Singen, Germany	Production and others	141
Takeda Pharmaceuticals U.S.A., Inc.	Cambridge, MA, U.S.	Administrative, sales and others	—
Takeda GmbH	Konstanz, Germany	Production and others	—
Takeda Manufacturing Singapore Pte. Ltd.	Singapore	Production and others	—
*1For subsidiaries, location specified is the main location of the subsidiary. Certain production facilities may be in other locations in the country specified.
*2Global Headquarters and Head Office consist of buildings, accompanying facilities and lands, including dormitories, company housing and other lands and facilities managed by Global Headquarters and Head Office.

The following table sets forth our material new facility construction, facility removal projects and/or facilities sales projects:

Classification	Company Name [Main Location]	Operating Segment	Details	Budget		Financing	Schedule
				Total JPY (millions)	Paid JPY (millions)		Commencement	Completion
Construction	Takeda Pharmaceutical Company Limited [Yodogawa-ku, Osaka, Japan]	Pharmaceuticals	Manufacturing *1	-*2	9,756	Funds on hand	- *2	- *2
Construction	Baxalta US Inc. [Los Angeles, CA, U.S.A.]	Pharmaceuticals	Manufacturing *3	38,966	29,767	Funds on hand	January 2024	February 2028
Construction	Takeda Pharmaceuticals U.S.A., Inc. [Cambridge, MA, U.S.A.]	Pharmaceuticals	Research and office	310,667 *4	14,143	Funds on hand/Lease	January 2023	December 2028
Construction	Takeda Pharmaceuticals U.S.A., Inc. [Cambridge, MA, U.S.A.]	Pharmaceuticals	Office	31,143	17,657	Funds on hand	October 2022	October 2026
Construction	Baxalta Belgium Manufacturing S.A. [Lessines, Belgium]	Pharmaceuticals	Manufacturing and warehouse *5	46,813	46,777	Funds on hand	February 2022	June 2027
Construction	Baxalta Manufacturing, S.à r.l. [Neuchatel, Switzerland]	Pharmaceuticals	Manufacturing	32,209	30,494	Funds on hand	June 2021	July 2027
*1The facility is for the manufacturing of plasma-derived therapies.
*2Takeda had planned a long-term investment to construct a new manufacturing facility for plasma-derived therapies at the Osaka plant with a total budget of JPY 95,000 million. In the fiscal year ended March 31, 2025, Takeda decided to increase the total planned investment amount to JPY 153,000 million and revised the expected commencement and completion schedule, reflecting a price surge in construction materials, partly attributable to the depreciation of the Japanese yen, as well as a labor shortage among construction companies. In the fiscal year ended March 31, 2026, following a comprehensive review of construction costs with its partners, Takeda observed additional upward pressure on project costs and proceeded to reevaluate the scope of the construction plan, as well as the timeline for the commencement and completion of the construction.
*3The facility is for a plasma fractionation capacity expansion.
*4The budget includes a lease term payment obligation expected to start in 2026 based on a lease agreement we entered into.
*5The facility is for the manufacturing of plasma-derived therapies.
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
A. Operating Results
Overview
Takeda is a global R&D-driven biopharmaceutical company focused on discovering and delivering life-transforming treatments in our core therapeutic areas of gastrointestinal and inflammation, neuroscience and oncology, as well as through our plasma-derived therapies and vaccines business. We have grown both organically and through acquisitions, completing a series of major transactions that have resulted in growth in our areas of therapeutic, geographic and pipeline focus. For more information on the history and development of our company, please refer to “Item 4.A. History and Development of the Company”.
Our business is organized as a single operating segment, reflecting the presentation of information to our management for the purposes of allocating resources, measuring performance and forecasting future periods. For the fiscal year ended March 31, 2026, our revenue and operating profit were JPY 4,505.7 billion and JPY 6.2 billion, respectively.
Operating Environment
Over the past several years, we have extended our global reach, strengthened our presence in Oncology, GI and Neuroscience, and established a leading position in Rare Diseases and PDT, while adding significant assets to our growing R&D pipeline. Commercially, we have significantly strengthened our presence in the United States, Europe, and other key markets, such as China. We have also accelerated our focus on data, digital and technology to make our business operations more effective and efficient, leading to greater innovation and better serving our stakeholders.
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

			Billion JPY or percentage
Revenue:	For the fiscal year ended March 31,
	2025	2026	JPY Change	CER % change
VYVANSE/ELVANSE	350.6	203.2	(147.4)	(43.0)%
AZILVA	11.8	7.1	(4.7)	(39.5)%

			Billion JPY or percentage
Revenue:	For the fiscal year ended March 31,
	2024	2025	JPY Change	CER % change
VYVANSE/ELVANSE	423.2	350.6	(72.6)	(21.6)%
AZILVA	33.6	11.8	(21.8)	(64.9)%

Generic erosion has negatively impacted sales of VYVANSE/ELVANSE, the composition of matter patent of which expired in the U.S. in August 2023, and a generic version of AZILVA was approved by the PMDA in Japan in February 2023 (with a drug price listing for the generic competitor approved in June 2023), leading to declines in sales for both products in the relevant jurisdictions. Sales of VYVANSE/ELVANSE decreased from JPY 350.6 billion in the fiscal year ended March 31, 2025 to JPY 203.2 billion in the fiscal year ended March 31, 2026; sales of AZILVA decreased from JPY 11.8 billion to JPY 7.1 billion over the same period. We expect these declining trends for both of these products to continue in the fiscal year ending March 31, 2027. In addition, we expect to face generic competition for TRINTELLIX, which generated JPY 121.8 billion in revenue in the fiscal year ended March 31, 2026, following the expiration of certain exclusivity in December 2026.
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
In the fiscal year ended March 31, 2026, Takeda referred to certain products in its portfolio as “Growth & Launch Products1,” which Takeda’s management monitored given their importance to business performance. In the fiscal year ended March 31, 2026, these Growth & Launch Products accounted for JPY 2,313.3 billion, or 51%, of our consolidated revenue. In particular, in the fiscal year ended March 31, 2026, ENTYVIO accounted for JPY 958.0 billion or 21% of our consolidated revenue, our immunoglobulin brands (including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU) accounted for JPY 790.6 billion or 18% of our consolidated revenue, ALBUMIN accounted for JPY 140.3 billion or 3% of our consolidated revenue, and TAKHZYRO accounted for JPY 223.9 billion or 5% of our consolidated revenue.
Beginning in fiscal year ending March 31, 2027, we are retiring the “Growth & Launch Products” category to refocus on “New Launches,” consisting of products that are within 5 years of launch, while creating a separate category of “Core In-line Brands” for established products that have been marketed for six or more years, generate over JPY 100 billion in revenue and continue to be actively marketed. Although the contribution to consolidated revenue by New Launches may be limited in the early stages of their life cycle, Takeda’s management monitors these products in particular as key drivers of future growth, and believes that information on these products is useful to investors to understand where Takeda expects growth to arise in the future. The specific products that make up this group may vary over time, and products may be added or removed to this group depending on, among other things, the results of clinical trials and regulatory approvals being obtained. As of the start of fiscal year ending March 31, 2027, New Launches consists of EOHILIA, LIVTENCITY, ADZYNMA, FRUZAQLA and QDENGA, and Core In-Line Brands consists of ENTYVIO, GATTEX/REVESTIVE, TAKECAB/VOCINTI, TAKHZYRO, Immunoglobulin products (including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU), Albumin products (including HUMAN ALBUMIN/FLEXBUMIN), and ADCETRIS.
In the fiscal year ended March 31, 2026, we submitted New Drug Applications (“NDAs”) in the U.S. for oveporexton and rusfertide following successful Phase 3 clinical trial results. The FDA subsequently accepted the NDAs and granted Priority Review for both assets. Furthermore, positive Phase 3 clinical readouts were achieved for zasocitinib, and an NDA submission to the FDA is anticipated in the near future. These developments could result in commercial launches for oveporexton, rusfertide, and zasocitinib in 2026 and 2027, and the designation of these products as New Launches within our disclosed product categories.
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
There were no significant acquisitions of businesses or assets during the fiscal years ended March 31, 2024, 2025, and 2026, nor through the issuance date of this annual report. For collaborations, licensing arrangements and other asset acquisitions, see “Item 4. Information on the Company—B. Business Overview—Licensing and Collaboration” as well as Note 13 to our audited consolidated financial statements.
1 As of the date of this annual report, Growth and Launch products for the fiscal year ended March 31, 2026 consist of: ENTYVIO, EOHILIA, TAKHZYRO, LIVTENCITY, ADZYNMA, Immunoglobulin products (including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU), Albumin products (including HUMAN ALBUMIN/FLEXBUMIN), FRUZAQLA, ALUNBRIG and QDENGA.

Divestitures
In addition to acquisitions, we divested from businesses and product lines to maintain our focus on our key growth drivers and provide additional cash flow to accelerate the repayment of debts. The following are our major divestitures completed or announced in the fiscal years ended March 31, 2025. We had no such major divestitures in the fiscal years ended March 31, 2024 or 2026, or from April 1, 2026 and through the issuance of this annual report.
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
Foreign Exchange Fluctuations
In the fiscal year ended March 31, 2024, 2025 and 2026, 89.4%, 90.9% and 90.4% of our revenue were from outside of Japan. Changes in foreign exchange rates, particularly for the U.S. dollar and the euro, relative to the yen, which is our reporting currency, will impact our operating results. When the yen weakens against other currencies, our revenues attributable to such other currencies increase, having a positive impact on our results of operations, which may be offset by increased expenses denominated in such currencies. Particularly, our revenues were positively impacted by the weakened yen against other currencies during the fiscal years ended March 31, 2024, 2025 and 2026. Conversely, when the yen strengthens against other currencies, our revenues attributable to such currencies decrease, having a negative impact on our results of operations, which may be offset by decreased expenses denominated in such currencies.
In order to help investors understand the effect of year-over-year exchange rate fluctuations on its results, Takeda presents, on a supplementary basis, year-over-year percentage changes calculated on the basis of constant exchange rates, which it refers to as “CER” change (year-over-year changes calculated on the basis of actual exchange rates, in accordance with IFRS, are referred to as “AER” change). See “Item 5. Operating and Financial Review and Prospects —A. Operating Results” for the analysis of our operating results year-over-year with CER percentage changes.
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
Periodic Trends
Our revenues were lower in the fourth quarter of each of the fiscal years ended March 31, 2024, 2025, and 2026 partially due to the tendency of wholesalers to increase purchases ahead of the New Year holidays across regions and annual price increases, as well as the reset of annual insurance deductibles in the U.S. at the start of the calendar year.

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
Revenue Recognition
See Note 3 “Material Accounting Policies—Revenue” to our audited consolidated financial statements
Impairment of Goodwill and Intangible Assets
We review goodwill and intangible assets for impairment whenever events or changes in circumstance indicate that the asset’s balance sheet carrying amount may not be recoverable. Goodwill and intangible assets that are currently not amortized are tested for impairment annually and whenever there is any indication of impairment. As of March 31, 2026, we have JPY 5,809.0 billion of goodwill and JPY 3,419.3 billion of intangible assets which in aggregate represent 59.5% of our total assets.
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

Legal Contingencies
We are involved in various legal proceedings primarily related to product liability and commercial liability arising in the normal course of our business. These contingencies are described in detail in Note 31 to our consolidated financial statements.
These and other contingencies are, by their nature, uncertain and based upon complex judgments and probabilities. The factors we consider in developing our provision for litigation and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we record a provision for product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs based primarily on historical claims experience and data regarding product usage. In cases we may become involved in significant legal proceedings for which it is not possible to make a reliable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings, no provision is recognized for such cases. We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial condition of the insurers, and the possibility of and length of time for collection. Any provision and the related estimated insurance recoverable have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated statements of financial position. As of March 31, 2026, we had a provision of JPY 415.7 billion for outstanding legal cases and other disputes.
Income Taxes
We prepare and file our tax returns based on our interpretation of tax laws and regulations, and record tax provisions based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various tax authorities, which may result in additional tax, interest or penalty assessment by these authorities. Inherent uncertainties exist in the evaluation of many uncertain tax positions including as a result of changes in tax law resulting from legislation, regulation and judicial decisions across various jurisdictions. When we determine that it is not probable that a tax authority will accept an uncertain tax position, we recognize a liability based on the expected resolution of the uncertainty. Uncertain tax positions are adjusted for changes in facts and circumstances. For example, adjustments could result from changes to existing tax law, the issuance of new regulations or administrative interpretations by the tax authorities, new information obtained during a tax examination, or settlement of a tax examination. We believe that our estimates for uncertain tax positions are reasonable and appropriately reflect currently known facts and circumstances. However, the ultimate resolution of these matters may differ materially from the amounts recognized.
We also assess our deferred tax assets to determine the realizable amount at the end of each period. In assessing the recoverability of deferred tax assets, we consider the scheduled reversal of taxable temporary differences, projected future taxable profits, and tax planning strategies. Projected future taxable profits are estimated based on our business plans. Changes in judgment related to forecasted revenues used for our business plans could have a significant impact on the amount of the deferred tax assets to be recognized. Based on the level of historical taxable profits and projected future taxable profits during the periods in which the temporary differences become deductible, we determine the amount of tax benefits we believe are realizable. As of March 31, 2026, we had unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized of JPY 1,207.3 billion, JPY 713.8 billion, and JPY 29.4 billion, respectively. Changes in our estimates and assumptions in future periods could have a significant impact on our income tax provision.
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
On May 9, 2024, we announced a multi-year, enterprise-wide efficiency program aimed at promoting business growth and improving our profitability. This program includes increasing the agility and simplicity of our business organization, investing in digital, data and technology to enhance productivity and efficiency across the organization and implementing cost reductions and process improvements in supply chain and vendor management. Primarily as a result of the initiatives announced in May 2024, we recorded JPY 128.1 billion and JPY 70.8 billion of restructuring expenses in the fiscal year ended March 31, 2025 and March 31, 2026, respectively. On March 25, 2026, we announced that our Board of Directors had approved the next steps in our initiatives to enhance our long-term growth profile and accelerate launch execution, including through the streamlining of corporate functions and process simplifications through the use of advanced technologies. We currently expect to incur JPY 170 billion of restructuring expenses in the fiscal year ending March 31, 2027, with lower restructuring expenses to be recorded in the fiscal years ending March 31, 2028 and 2029.
As of March 31, 2026, we had a provision of JPY 27.9 billion for restructuring costs. See Note 22 to our audited consolidated financial statements for a further description of our restructuring provisions and the change between periods.

Results of Operations
The following table provides selected consolidated statements of profit or loss information for the years ended March 31, 2024, 2025 and 2026:

	For the fiscal year ended March 31,
	2024	2025	2026
	(billions of yen)
Revenue	¥4,263.8	¥4,581.6	¥4,505.7
Cost of sales	(1,426.7)	(1,580.2)	(1,571.6)
Selling, general and administrative expenses	(1,053.8)	(1,104.8)	(1,084.2)
Research and development expenses	(729.9)	(730.2)	(675.9)
Amortization and impairment losses on intangible assets associated with products	(652.1)	(643.2)	(633.5)
Other operating income	19.4	26.2	24.7
Other operating expenses	(206.5)	(206.7)	(559.0)
Operating profit	214.1	342.6	6.2
Finance income	52.1	46.5	211.2
Finance expenses	(219.8)	(210.1)	(357.6)
Share of profit (loss) of investments accounted for using the equity method	6.5	(4.0)	(2.2)
Profit (loss) before tax	52.8	175.1	(142.4)
Income tax (expenses) benefit	91.4	(66.9)	(9.8)
Net profit (loss) for the year	144.2	108.1	(152.1)
Net profit (loss) for the year attributable to owners of the Company	¥144.1	¥107.9	¥(152.4)
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
Fiscal Year Ended March 31, 2026 compared with the Fiscal Year Ended March 31, 2025
Revenue
Revenue for the fiscal year ended March 31, 2026 was JPY 4,505.7 billion (JPY -75.8 billion and -1.7% AER, -2.7% CER). The decline compared to the previous fiscal year was primarily attributable to a decrease in revenue in Neuroscience, one of our six key business areas. The decrease in Neuroscience was largely attributable to the continued impact from generic erosion of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S. Revenue increased in our other five key business areas of Gastroenterology (“GI”), Rare Disease, Plasma-Derived Therapies (“PDT”), Oncology and Vaccines. Certain products faced headwinds due to the impact of the Medicare Part D redesign and 340B program expansion in the U.S., while there was stable demand in other regions and for other products. Revenue outside of our six key business areas was JPY 224.0 billion (JPY -33.4 billion and -13.0% AER, -15.9% CER).

Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

Revenue:	2025	2026	JPY Change	% Change	% Change
Japan	¥418.5	¥433.1	¥14.6	3.5%	3.4%
United States	2,379.7	2,164.8	(214.8)	(9.0)%	(7.7)%
Europe and Canada	1,055.3	1,146.2	91.0	8.6%	3.0%
Latin America	235.8	254.1	18.3	7.8%	4.9%
China	191.7	195.1	3.4	1.8%	1.4%
Asia (excluding Japan & China)	99.4	98.7	(0.7)	(0.7)%	(0.3)%
Russia/CIS	72.4	79.7	7.4	10.2%	0.7%
Other*	128.8	133.9	5.0	3.9%	1.0%
Total	4,581.6	4,505.7	(75.8)	(1.7)%	(2.7)%

*Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

	2025	2026	JPY Change	% Change	% Change
Gastroenterology:
ENTYVIO	¥914.1	¥958.0	¥43.9	4.8%	4.2%
GATTEX/REVESTIVE	146.3	145.7	(0.6)	(0.4)	(0.1)
TAKECAB/VOCINTI *	130.8	143.7	12.9	9.9	9.6
DEXILANT	38.5	37.3	(1.3)	(3.3)	(5.2)
EOHILIA	5.5	8.8	3.3	61.0	63.2
RESOLOR/MOTEGRITY	19.5	7.3	(12.2)	(62.7)	(62.8)
Others	102.4	106.8	4.4	4.3	1.5
Total Gastroenterology	1,357.0	1,407.5	50.4	3.7	3.1
Rare Diseases:
TAKHZYRO	223.2	223.9	0.8	0.3	(0.4)
ADVATE	111.8	105.5	(6.2)	(5.6)	(6.8)
ELAPRASE	97.2	100.5	3.2	3.3	0.8
REPLAGAL	77.9	80.4	2.6	3.3	(0.5)
ADYNOVATE/ADYNOVI	64.6	56.7	(7.9)	(12.3)	(13.1)
LIVTENCITY	33.0	46.9	13.9	42.2	41.0
VONVENDI	20.9	25.3	4.3	20.8	18.6
ADZYNMA	7.1	12.0	4.9	68.8	65.1
Others	117.2	111.5	(5.7)	(4.8)	(6.2)
Total Rare Diseases	752.8	762.7	9.9	1.3	(0.3)

PDT:
Immunoglobulin	757.8	790.6	32.8	4.3	4.1
Albumin	141.4	140.3	(1.1)	(0.8)	(2.1)
FEIBA	39.4	32.9	(6.6)	(16.6)	(17.7)
HEMOFIL/IMMUNATE/IMMUNINE	25.6	25.4	(0.2)	(0.8)	(4.8)
Others	68.5	68.4	(0.1)	(0.1)	(0.8)
Total PDT	1,032.7	1,057.5	24.9	2.4	1.9
Oncology:
ADCETRIS	129.0	140.2	11.2	8.7	5.3
LEUPLIN/ENANTONE	119.3	120.8	1.5	1.3	(0.4)
NINLARO	91.2	82.1	(9.1)	(10.0)	(10.5)
ICLUSIG	70.7	75.0	4.3	6.1	5.6
FRUZAQLA	48.0	55.1	7.2	14.9	14.6
ALUNBRIG	36.4	36.9	0.5	1.4	0.2
Others	65.8	69.9	4.1	6.3	5.0
Total Oncology	560.4	580.1	19.7	3.5	2.0
Vaccines:
QDENGA	35.6	40.8	5.2	14.6	10.7
Others	19.8	18.8	(1.0)	(5.0)	(5.0)
Total Vaccines	55.4	59.6	4.2	7.6	5.1
Neuroscience:
VYVANSE/ELVANSE	350.6	203.2	(147.4)	(42.0)	(43.0)
TRINTELLIX	125.7	121.8	(3.9)	(3.1)	(1.9)
ADDERALL XR	28.4	24.7	(3.7)	(13.0)	(12.1)
Others	61.0	64.5	3.5	5.7	4.4
Total Neuroscience	565.8	414.3	(151.5)	(26.8)	(27.2)
Other:
FOSRENOL	7.9	8.8	0.9	11.8	7.4
AZILVA *	11.8	7.1	(4.7)	(39.5)	(39.5)
Others	237.7	208.0	(29.7)	(12.5)	(15.5)
Total Other	257.4	224.0	(33.4)	(13.0)	(15.9)
Total	4,581.6	¥4,505.7	¥(75.8)	(1.7)%	(2.7)%

* The figures include the amounts of fixed dose combinations and blister packs.

Year-on-year change in revenue for this fiscal year in each of our business areas was primarily attributable to the following products:
•GI. In GI, revenue was JPY 1,407.5 billion (JPY +50.4 billion and +3.7% AER, +3.1% CER).
Sales of ENTYVIO (for ulcerative colitis and Crohn’s disease) were JPY 958.0 billion (JPY +43.9 billion and +4.8% AER, +4.2% CER). Sales in the U.S. were JPY 623.7 billion (JPY +4.5 billion and +0.7% AER). The increase was driven by growth of the subcutaneous formulation, offset by unfavorable foreign exchange rates against the U.S. dollar. Sales in Europe and Canada were JPY 256.7 billion (JPY +29.3 billion and +12.9% AER). The increase was primarily due to continued patient gains through an increased use of the subcutaneous formulation, accompanied by favorable foreign exchange rates against the Euro.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 143.7 billion (JPY +12.9 billion and +9.9% AER, +9.6% CER). The increase was due to strong demand in China and Japan.
Sales of EOHILIA (for Eosinophilic Esophagitis) were JPY 8.8 billion (JPY +3.3 billion and +61.0% AER, +63.2% CER). The increase was due to strong demand in the U.S.
Sales of RESOLOR/MOTEGRITY (for chronic idiopathic constipation) were JPY 7.3 billion (JPY -12.2 billion and -62.7% AER, -62.8% CER). The decrease was primarily due to the impact of multiple generic entrants in the U.S. beginning in January 2025.
•Rare Diseases.In Rare Diseases, revenue was JPY 762.7 billion (JPY +9.9 billion and +1.3% AER, -0.3% CER).

Sales of LIVTENCITY (for post-transplant cytomegalovirus infection/disease) were JPY 46.9 billion (JPY +13.9 billion and +42.2% AER, +41.0% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
Sales of ADZYNMA (for congenital thrombotic thrombocytopenic purpura) were JPY 12.0 billion (JPY +4.9 billion and +68.8% AER, +65.1% CER). The increase was due to post-launch growth in Europe, reflecting an unmet need for treatment of an ultra-rare patient population.
Sales of VONVENDI (for von Willebrand Disease) were JPY 25.3 billion (JPY +4.3 billion and +20.8% AER, +18.6% CER). The increase was due to the expanded indication of VONVENDI, enabling prophylactic use for adult populations.
Sales of ADYNOVATE/ADYNOVI (for hemophilia A) were JPY 56.7 billion (JPY -7.9 billion and -12.3% AER, -13.1% CER). The decrease was primarily due to competitive pressure in the U.S.
Sales of ADVATE (for hemophilia A) were JPY 105.5 billion (JPY -6.2 billion and -5.6% AER, -6.8% CER). The decrease was primarily due to competitive pressure in the U.S.
•PDT. In PDT, revenue was JPY 1,057.5 billion (JPY +24.9 billion and +2.4% AER, +1.9% CER).
Aggregate sales of immunoglobulin products, mainly used for the treatment of primary immunodeficiency, chronic inflammatory demyelinating polyneuropathy, and multifocal motor neuropathy, were JPY 790.6 billion (JPY +32.8 billion and +4.3% AER, +4.1% CER). The increase was driven by growth in subcutaneous immunoglobulin therapies, CUVITRU and HYQVIA, while sales of GAMMAGARD LIQUID/KIOVIG, which are intravenous immunoglobulin therapies, slightly increased, despite the impacts of the Medicare Part D redesign in the U.S. and unfavorable foreign exchange rates against the U.S. dollar.
Sales of FEIBA (for hemophilia A and B) were JPY 32.9 billion (JPY -6.6 billion and -16.6% AER, -17.7% CER). The decrease was driven by competitive pressure from recombinant therapies globally.
•Oncology. In Oncology, revenue was JPY 580.1 billion (JPY +19.7 billion and +3.5% AER, +2.0% CER).
Sales of ADCETRIS (for malignant lymphomas) were JPY 140.2 billion (JPY +11.2 billion and +8.7% AER, +5.3% CER). The increase was led by strong demand in Europe and the Growth and Emerging Markets, accompanied by favorable foreign exchange rates against the Euro.
Sales of FRUZAQLA (for colorectal cancer) were JPY 55.1 billion (JPY +7.2 billion and +14.9% AER, +14.6% CER). The increase was due to the successful launch in Europe, Japan and the Growth and Emerging Markets, as it addressed a need for new treatment options in metastatic colorectal cancer. The increase was partially offset by a sales decline in the U.S., impacted by the Medicare Part D redesign.
Sales of ICLUSIG (for leukemia) were JPY 75.0 billion (JPY +4.3 billion and +6.1% AER, +5.6% CER). The increase was primarily due to a sales increase in Canada.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 120.8 billion (JPY +1.5 billion and +1.3% AER, -0.4% CER). The increase was primarily due to favorable foreign exchange rates against the Euro.
Sales of NINLARO (for multiple myeloma) were JPY 82.1 billion (JPY -9.1 billion and -10.0% AER, -10.5% CER). The decrease was primarily due to intensified competition and decreased demand mainly in the U.S., partially offset by a sales increase in the Growth and Emerging Markets.
•Vaccines. In Vaccines, revenue was JPY 59.6 billion (JPY +4.2 billion and +7.6% AER, +5.1% CER).
Sales of QDENGA (for prevention of dengue) were JPY 40.8 billion (JPY +5.2 billion and +14.6% AER, +10.7% CER). The increase was due to post-launch growth in the Growth and Emerging Markets, driven by higher demand.
Sales of other vaccine products in aggregate decreased primarily due to the continued temporary suspension of shipments of MR vaccine (for prevention of measles and rubella) in Japan.
•Neuroscience. In Neuroscience, revenue was JPY 414.3 billion (JPY -151.5 billion and -26.8% AER, -27.2% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 203.2 billion (JPY -147.4 billion and -42.0% AER, -43.0% CER). The decrease was due to the continued impact of generic erosion mainly in the U.S.

Cost of Sales
Cost of Sales was JPY 1,571.6 billion (JPY -8.6 billion and -0.5% AER, -1.9% CER). The decrease was primarily due to lower revenue as well as an adjustment to Cost of Sales recorded in the fiscal year ended March 31, 2025 following the implementation of an accounting process to recognize accumulated foreign currency impacts of inventories. However, these factors were largely offset by an increase in the cost ratio due to changes in product mix driven by generic erosion, particularly for VYVANSE in the U.S., and foreign exchange impacts from the depreciation of the Japanese yen against the Euro.
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 1,084.2 billion (JPY -20.6 billion and -1.9% AER, -2.5% CER). The decrease was primarily due to cost savings under the enterprise-wide efficiency program.
Research and Development (R&D) Expenses
R&D Expenses were JPY 675.9 billion (JPY -54.3 billion and -7.4% AER, -7.0% CER). The decrease was primarily due to lower expenses in various development programs resulting from the termination or progression of development activities, the co-development funding for mezagitamab recognized as a reduction of R&D expenses, and cost savings under the enterprise-wide efficiency program. This was partially offset by increased investment in late-stage pipeline programs, including zasocitinib and elritercept.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 633.5 billion (JPY -9.7 billion and -1.5% AER, -1.7% CER). The decrease was due to lower amortization expenses (JPY -43.9 billion), mainly reflecting the completion of amortization of intangible assets related to VYVANSE/ELVANSE, partially offset by an increase in impairment losses (JPY +34.2 billion). Impairment losses for the fiscal year ended March 31, 2026 included JPY 58.2 billion related to the gamma delta T-cell therapy platform and associated oncology programs recorded following the decision to discontinue cell therapy research, and JPY 31.9 billion related to ALUNBRIG, a treatment for non-small cell lung cancer, recorded due to a reduction in future sales forecasts. Impairment losses for the fiscal year ended March 31, 2025 included JPY 27.8 billion recorded following the decision to terminate the development of TAK-186 and TAK-280 acquired through Maverick Therapeutics Inc., and JPY 21.5 billion recorded as a result of Phase 3 studies of soticlestat (TAK-935) failing to meet their primary endpoints.
Other Operating Income
Other Operating Income was JPY 24.7 billion (JPY -1.5 billion and -5.6% AER, -4.4% CER). The decrease was due to a gain arising from changes in the fair value of financial liabilities associated with contingent consideration agreement recorded in the fiscal year ended March 31, 2025 and other decreases in the fiscal year ended March 31, 2026 mostly offset by the increase in the divestiture gains recorded in the fiscal year ended March 31, 2026.
Other Operating Expenses
Other Operating Expenses were JPY 559.0 billion (JPY +352.2 billion and +170.4% AER, +168.9% CER). The increase was primarily attributable to the recognition of provisions for legal proceedings of JPY 403.5 billion following the jury verdict in the AMITIZA antitrust litigation in the U.S. for the fiscal year ended March 31, 2026. The increase was partially offset by a decrease of JPY 57.3 billion in restructuring expenses, reflecting lower costs under the enterprise-wide efficiency program.
Operating Profit
As a result of the above factors, Operating Profit was JPY 6.2 billion (JPY -336.4 billion and -98.2% AER).
Net Finance Expenses
Net Finance Expenses were JPY 146.4 billion (JPY -17.1 billion and -10.5% AER, -7.5% CER). The decrease was primarily attributable to an impairment loss of JPY 18.9 billion related to the sale of Teva Takeda Pharma Ltd. shares recognized in the fiscal year ended March 31, 2025.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 2.2 billion (JPY -1.8 billion and -45.4% AER, -52.9% CER).
Income Tax Expenses
Income Tax Expenses were JPY 9.8 billion (JPY -57.2 billion and -85.4% AER, -97.6% CER ) . The decrease was primarily attributable to a JPY 58.4 billion increase in Deferred Tax Assets resulting from the recognition of provisions for legal proceedings recorded following the jury verdict in the AMITIZA antitrust litigation in the U.S. for the fiscal year ended March 31, 2026.
Net Profit (Loss) for the Year
As a result of the above factors, Net Loss for the Year was JPY 152.1 billion (JPY -260.3 billion, compared to Net Profit for the Year of JPY 108.1 billion for the fiscal year ended March 31, 2025) and Net Loss for the Year attributable to owners of the Company was JPY 152.4 billion (JPY -260.3 billion, compared to Net Profit for the Year attributable to owners of the Company of JPY 107.9 billion for the fiscal year ended March 31, 2025).
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
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

Revenue:	2024	2025	JPY Change	% Change	% Change
Japan	¥451.4	¥418.5	¥(32.9)	(7.3)%	(7.4)%
United States	2,195.7	2,379.7	183.9	8.4%	2.5%
Europe and Canada	966.8	1,055.3	88.4	9.1%	4.1%
Latin America	198.1	235.8	37.7	19.1%	19.7%
China	174.8	191.7	16.9	9.7%	4.8%
Asia (excluding Japan & China)	86.4	99.4	13.0	15.1%	11.6%
Russia/CIS	72.6	72.4	(0.2)	(0.3)%	(1.0)%
Other*	117.9	128.8	10.9	9.3%	4.7%
Total	¥4,263.8	4,581.6	317.8	7.5%	2.9%

*Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

	2024	2025	JPY Change	% Change	% Change
Gastroenterology:
ENTYVIO	¥800.9	¥914.1	¥113.2	14.1%	8.5%
GATTEX/REVESTIVE	119.3	146.3	27.0	22.7	17.2
TAKECAB/VOCINTI *1	118.5	130.8	12.2	10.3	9.7
PANTOLOC/CONTROLOC *2	46.5	44.6	(1.9)	(4.1)	(8.2)
DEXILANT	45.3	38.5	(6.7)	(14.9)	(16.5)
EOHILIA	0.2	5.5	5.3	2,627.1	2,500.6
Others	85.5	77.3	(8.3)	(9.7)	(13.8)
Total Gastroenterology	1,216.2	1,357.0	140.8	11.6	6.8
Rare Diseases:
TAKHZYRO	178.7	223.2	44.5	24.9	18.9
ADVATE	122.9	111.8	(11.2)	(9.1)	(13.4)
ELAPRASE	91.6	97.2	5.7	6.2	2.1
REPLAGAL	73.6	77.9	4.3	5.8	2.1
ADYNOVATE/ADYNOVI	66.3	64.6	(1.7)	(2.6)	(6.0)
VPRIV	51.3	53.5	2.2	4.2	(0.5)
LIVTENCITY	19.1	33.0	13.9	72.9	64.5
ADZYNMA	0.4	7.1	6.7	1,566.2	1,515.8
Others	84.6	84.7	0.0	0.1	(4.4)

Total Rare Diseases	688.4	752.8	64.4	9.4	4.6
PDT:
Immunoglobulin	644.6	757.8	113.2	17.6	11.5
Albumin	134.0	141.4	7.4	5.5	1.1
Others	125.1	133.5	8.4	6.7	1.5
Total PDT	903.7	1,032.7	129.0	14.3	8.6
Oncology:
ADCETRIS	109.4	129.0	19.6	17.9	14.8
LEUPLIN/ENANTONE	107.4	119.3	11.9	11.1	8.2
NINLARO	87.4	91.2	3.9	4.4	(0.2)
ICLUSIG	54.7	70.7	16.0	29.3	23.0
FRUZAQLA	10.1	48.0	37.9	375.7	351.3
ALUNBRIG	28.5	36.4	7.9	27.7	22.7
Others	64.9	65.8	0.9	1.3	0.3
Total Oncology	462.4	560.4	98.1	21.2	17.2
Vaccines:
QDENGA	9.6	35.6	26.0	272.3	259.0
Others	40.8	19.8	(21.0)	(51.4)	(51.4)
Total Vaccines	50.4	55.4	5.1	10.0	7.5
Neuroscience:
VYVANSE/ELVANSE	423.2	350.6	(72.6)	(17.2)	(21.6)
TRINTELLIX	104.8	125.7	20.9	20.0	14.2
ADDERALL XR	41.8	28.4	(13.3)	(31.9)	(35.3)
Others	57.2	61.0	3.8	6.6	4.5
Total Neuroscience	627.0	565.8	(61.2)	(9.8)	(14.1)
Other:
AZILVA *1	33.6	11.8	(21.8)	(64.9)	(64.9)
FOSRENOL	13.5	7.9	(5.6)	(41.5)	(44.1)
Others	268.5	237.7	(30.9)	(11.5)	(13.2)
Total Other	315.7	257.4	(58.3)	(18.5)	(20.0)
Total	¥4,263.8	¥4,581.6	¥317.8	7.5%	2.9%
*1The figures include the amounts of fixed dose combinations and blister packs.
*2Generic name: pantoprazole.

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

Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 33.0 billion (JPY +13.9 billion and +72.9% AER, +64.5% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
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
Sales of ADVATE (for hemophilia A) were JPY 111.8 billion (JPY -11.2 billion and -9.1% AER, -13.4% CER). The decrease was primarily due to competitor pressure in the U.S., as well as lower demand in China, with the decline partially offset by favorable foreign exchange rates.
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
•Oncology. In Oncology, revenue was JPY 560.4 billion (JPY +98.1 billion and +21.2% AER, +17.2% CER).
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
Sales of ICLUSIG (for leukemia) were JPY 70.7 billion (JPY +16.0 billion and +29.3% AER, +23.0% CER). The increase was due to the U.S. label expansion for newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy in March 2024, complemented by favorable foreign exchange rates.
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
Sales of TRINTELLIX (for major depressive disorder ("MDD")) were JPY 125.7 billion (JPY +20.9 billion, and +20.0% AER, +14.2% CER). The increase was primarily due to improved commercial terms related to pricing in the U.S., complemented by favorable foreign exchange rates.
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

Fiscal Year Ended March 31, 2026 compared with the Fiscal Year Ended March 31, 2025

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2025	2026	JPY Change	% Change	% Change
Core revenue	¥4,579.8	¥4,505.7	¥(74.1)	(1.6)%	(2.6)%
Core operating profit	1,162.6	1,172.5	9.8	0.8%	(0.9)%
Core net profit for the year	775.8	814.4	38.6	5.0%	2.9%
Core net profit for the year attributable to owners of the Company	775.6	814.1	38.5	5.0%	2.9%
Core EPS (yen)	491	517	26	5.2%	3.1%
Core Revenue
Core Revenue for the fiscal year ended March 31, 2026 was JPY 4,505.7 billion (JPY -74.1 billion and -1.6% AER, -2.6% CER). The decrease was primarily attributable to a decrease in revenue in Neuroscience, largely attributable to the continued impact from generic erosion of VYVANSE in the U.S.
Takeda’s Growth and Launch Products* totaled JPY 2,313.3 billion (JPY +111.4 billion and +5.1% AER, +4.5% CER).
* Takeda’s Growth and Launch Products for the fiscal year ended March 31, 2026
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit for the fiscal year ended March 31, 2026 was JPY 1,172.5 billion (JPY +9.8 billion and +0.8% AER, -0.9% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2025	2026	JPY Change	% Change	% Change
Core revenue	¥4,579.8	¥4,505.7	¥(74.1)	(1.6)%	(2.6)%
Core cost of sales	(1,581.8)	(1,572.6)	9.2	(0.6)%	(1.9)%
Core selling, general and administrative (SG&A) expenses	(1,105.0)	(1,084.7)	20.4	(1.8)%	(2.5)%
Core research and development (R&D) expenses	(730.4)	(676.0)	54.4	(7.4)%	(7.0)%
Core operating profit	¥1,162.6	¥1,172.5	¥9.8	0.8%	(0.9)%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 1,572.6 billion (JPY -9.2 billion and -0.6% AER, -1.9% CER). The decrease was primarily due to lower revenue as well as an adjustment to Cost of Sales recorded in the fiscal year ended March 31, 2025 following the implementation of an accounting process to recognize accumulated foreign currency impacts of inventories. However, these factors were largely offset by an increase in the cost ratio due to changes in product mix driven by generic erosion, particularly for VYVANSE in the U.S., and foreign exchange impacts from the depreciation of the Japanese yen against the Euro.

Core Selling, General and Administrative (SG&A) Expenses
Core SG&A Expenses were JPY 1,084.7 billion (JPY -20.4 billion and -1.8% AER, -2.5% CER). The decrease was primarily due to cost savings under the enterprise-wide efficiency program.
Core Research and Development (R&D) Expenses
Core R&D Expenses were JPY 676.0 billion (JPY -54.4 billion and -7.4% AER, -7.0% CER). The decrease was primarily due to lower expenses in various development programs resulting from the termination or progression of development activities, the co-development funding for mezagitamab recognized as a reduction of R&D expenses, and cost savings under the enterprise-wide efficiency program. This was partially offset by increased investment in late-stage pipeline programs, including zasocitinib and elritercept.
Core Net Profit for the Year
Core Net Profit for the Year was JPY 814.4 billion (JPY +38.6 billion and +5.0% AER, +2.9% CER) and Core Net Profit attributable to owners of the Company was JPY 814.1 billion (JPY +38.5 billion and +5.0% AER, +2.9% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2025	2026	JPY Change	% Change	% Change
Core operating profit	¥1,162.6	¥1,172.5	¥9.8	0.8%	(0.9)%
Core finance income and (expenses), net	(140.7)	(133.2)	7.5	(5.3)%	(1.9)%
Core share of profit (loss) of investments accounted for using the equity method	1.1	(0.1)	(1.3)	―	(82.1)%
Core profit before tax	1,023.1	1,039.2	16.1	1.6%	(0.9)%
Core income tax expenses	(247.3)	(224.8)	22.5	(9.1)%	(12.8)%
Core net profit for the year	775.8	814.4	38.6	5.0%	2.9%
Core net profit for the year attributable to owners of the Company	¥775.6	¥814.1	¥38.5	5.0%	2.9%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 133.2 billion (JPY -7.5 billion and -5.3% AER, -1.9% CER).
Core Share of Profit (Loss) of Investments Accounted for Using the Equity Method
Core Share of Loss of Investments Accounted for Using the Equity Method was JPY -0.1 billion (JPY -1.3 billion) for the fiscal year ended March 31, 2026.
Core Profit Before Tax
Core Profit Before Tax was JPY 1,039.2 billion (JPY +16.1 billion and +1.6% AER, -0.9% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 224.8 billion (JPY -22.5 billion and -9.1% AER, -12.8% CER). The decrease was primarily due to the reassessment of recoverability of deferred tax assets leading to lower core tax expenses during the fiscal year ended March 31, 2026.
Core EPS
Core EPS was JPY 517 (JPY +26 and +5.2% AER, +3.1% CER).

Fiscal Year Ended March 31, 2025 compared with the Fiscal Year Ended March 31, 2024

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2024	2025	JPY Change	% Change	% Change
Core revenue	¥4,263.8	¥4,579.8	¥316.1	7.4%	2.8%
Core operating profit	1,054.9	1,162.6	107.8	10.2%	4.9%
Core net profit for the year	756.9	775.8	18.9	2.5%	(3.4)%
Core net profit for the year attributable to owners of the Company	756.8	775.6	18.8	2.5%	(3.4)%
Core EPS (yen)	484	491	7	1.5%	(4.3)%
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
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit for the fiscal year ended March 31, 2025 was JPY 1,162.6 billion (JPY +107.8 billion and +10.2% AER, +4.9% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2024	2025	JPY Change	% Change	% Change
Core revenue	¥4,263.8	¥4,579.8	¥316.1	7.4%	2.8%
Core cost of sales	(1,426.3)	(1,581.8)	(155.5)	10.9%	6.6%
Core selling, general and administrative (SG&A) expenses	(1,053.0)	(1,105.0)	(52.1)	4.9%	0.7%
Core research and development (R&D) expenses	(729.6)	(730.4)	(0.7)	0.1%	(4.4)%
Core operating profit	¥1,054.9	¥1,162.6	¥107.8	10.2%	4.9%

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
Core Net Profit for the Year
Core Net Profit for the Year was JPY 775.8 billion (JPY +18.9 billion and +2.5% AER, -3.4% CER) and Core Net Profit attributable to owners of the Company was JPY 775.6 billion (JPY +18.8 billion and +2.5% AER, -3.4% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2024	2025	JPY Change	% Change	% Change
Core operating profit	¥1,054.9	¥1,162.6	¥107.8	10.2%	4.9%
Core finance income and (expenses), net	(142.0)	(140.7)	1.3	(0.9)%	(4.5)%
Core share of profit of investments accounted for using the equity method	5.9	1.1	(4.8)	(81.2)%	(82.2)%
Core profit before tax	918.8	1,023.1	104.3	11.3%	5.8%
Core income tax expenses	(161.9)	(247.3)	(85.4)	52.7%	48.7%
Core net profit for the year	756.9	775.8	18.9	2.5%	(3.4)%
Core net profit for the year attributable to owners of the Company	¥756.8	¥775.6	¥18.8	2.5%	(3.4)%

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
Our capital expenditures for tangible assets consist primarily of enhancing and streamlining our production facilities, replacing fully depreciated items, and promoting efficiency of our operations. Our capital expenditures for intangible assets represent mainly milestone payments related to licensed products, where such assets have been acquired from third-party partners, as well as software development expenditures. Our capital expenditures, which consist of additions to property, plant and equipment and intangible assets recorded on our consolidated statements of financial position, were JPY 496.7 billion, JPY 319.4 billion and JPY 426.9 billion for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. As of March 31, 2026, we had contractual commitments for the acquisition of property, plant and equipment of JPY 7.7 billion. In addition, we had certain contractual agreements related to the acquisition of intangible assets as of March 31, 2026. See Note 31 to our consolidated financial statements for a description of our milestone payments of intangible assets. As part of our capital management, we periodically assess our level of capital expenditures in light of capital needs, market and other conditions and other relevant factors.
Our dividend payments for the fiscal years ended March 31, 2024, 2025 and 2026 were JPY 288.5 billion, JPY 303.9 billion and JPY 313.2 billion, respectively. Takeda returned capital to shareholders using dividends at an annual level of JPY 200 per share, consisting of interim and fiscal year-end dividends of JPY 100 per share for the fiscal year ended March 31, 2026. It is our intention to return capital to shareholders using dividends at an annual level of JPY 204 per share in the fiscal year ending March 31, 2027, consisting of interim and fiscal year-end dividends of JPY 102 per share. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-Dividends” for a description of our dividend policy.
We are required to make interest and principal payments on our outstanding borrowings. As of March 31, 2026, we had JPY 140.1 billion of interest due within one year and JPY 514.0 billion of principal payments on our borrowings due within one year. See “Borrowings and Financial Obligations.”
Our primary sources of liquidity include cash and cash equivalents on hand, short-term commercial paper, committed borrowing lines from financial institutions and long-term debt financing that includes bonds from the global capital markets. Additionally, we had access to short-term uncommitted borrowing lines from financial institution of JPY 150.0 billion and USD 750.0 million as of March 31, 2025, and JPY 150.0 billion and USD 650.0 million as of March 31, 2026.
We monitor and adjust the amount of foreign cash based on projected cash flow requirements. As the majority of our business is conducted outside Japan, we hold a significant portion of cash and cash equivalents outside of Japan. Our ability to use foreign cash to fund cash flow requirements in Japan may be impacted by local regulations and, to a lesser extent, income taxes associated with transferring cash to Japan.
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
As of March 31, 2026, we held JPY 595.1 billion in cash and cash equivalents on hand, of which JPY 79.2 billion was cash temporarily held on behalf of third parties related to a trade receivables sales program. Takeda had access to JPY 350.0 billion and USD 2,100.0 million in undrawn bank commitment lines. In addition, we held JPY 85.1 billion of U.S. Treasury Marketable Securities (U.S. Treasuries) classified as Level 1 in the fair value hierarchy. Total liquidity available therefore was JPY 1,286.2 billion. We believe that working capital is sufficient for our current business requirements. Furthermore, we continually seek to ensure that our level of liquidity and access to capital market funding continues to be maintained to successfully support our business operations.

Consolidated Cash Flows
The following table shows information about our consolidated cash flows during the fiscal years ended March 31, 2024, 2025 and 2026:

	For the fiscal year ended March 31,
	2024	2025	2026
	(billions of yen)
Net cash from operating activities	¥716.3	¥1,057.2	¥1,041.4
Net cash used in investing activities	(463.9)	(367.1)	(369.1)
Net cash used in financing activities	(354.4)	(751.4)	(496.8)
Net increase (decrease) in cash and cash equivalents	¥(101.9)	¥(61.3)	¥175.5
Cash and cash equivalents at the beginning of the year	533.5	457.8	385.1
Effects of exchange rate changes on cash and cash equivalents	26.2	(11.4)	34.5
Cash and cash equivalents at the end of the year	¥457.8	¥385.1	¥595.1

Fiscal Year Ended March 31, 2026 compared with the Fiscal Year Ended March 31, 2025
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 1,041.4 billion (JPY -15.8 billion). The decrease was mainly due to unfavorable impacts resulting from changes in assets and liabilities adjusted for provisions, primarily driven by changes in Other Financial Liabilities. The decrease was largely offset by an increase in net cash inflows from Settlement of Forward Exchange Contracts, Net and favorable impacts resulting from Net Profit (Loss) for the Year adjusted for non-cash items and other adjustments.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 369.1 billion (JPY +2.1 billion), essentially flat compared to the fiscal year ended March 31, 2025, reflecting offsetting changes in individual investing activities, including an increase in cash outflows used in Acquisition of Intangible Assets and a decrease in cash outflows from Acquisition of Investments.
Net Cash used in Financing Activities
Net Cash used in Financing Activities was JPY 496.8 billion (JPY -254.6 billion). The decrease was mainly due to higher net cash inflows from the issuance and repayments of bonds and loans.
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

	For the Year Ended March 31,
	2024	2025	2026
	(billions of yen)
Net cash from operating activities (IFRS)	¥716.3	¥1,057.2	¥1,041.4
Free cash flow (non-IFRS)	540.9	856.4	865.4
Adjusted free cash flow (non-IFRS)	283.4	769.0	684.5

Fiscal Year Ended March 31, 2026 compared with the Fiscal Year Ended March 31, 2025
Free Cash Flow for the fiscal year ended March 31, 2026 was JPY 865.4 billion (JPY +9.0 billion). The increase was mainly driven by lower cash outflows for Acquisition of PP&E, partly offset by lower Net Cash from Operating Activities.
Adjusted Free Cash Flow for the fiscal year ended March 31, 2026 was JPY 684.5 billion (JPY -84.4 billion). The decrease was primarily due to higher cash outflows for Acquisition of Intangible Assets.
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
Borrowings and Financial Obligations
Our total bonds and loans were JPY 4,515.3 billion and JPY 4,881.8 billion as of March 31, 2025 and 2026, respectively. These borrowings include unsecured bonds and senior notes issued by Takeda, bilateral and syndicated loans entered into by the Company, borrowings incurred to fund a portion of the Shire Acquisition, debt assumed in connection with the Shire Acquisition and debt refinanced and are included in our consolidated statements of financial position. Our borrowings are mainly incurred in connection with acquisitions and therefore are not exposed to seasonality.
    On April 25, 2025, Takeda repaid JPY 10.0 billion in Bilateral Loans falling due. On June 12, 2025, Takeda issued JPY 184.0 billion in unsecured JPY denominated senior bonds (“JPY Bonds”) with maturity dates ranging from June 12, 2030, to June 12, 2035. The proceeds of the JPY Bonds were used to redeem commercial paper. Following this, on June 23, 2025, Takeda redeemed USD 800 million of unsecured U.S. dollar-denominated senior notes on their maturity date. Takeda has also rolled over USD 500 million Bilateral Loan, which was originally drawn down on March 31, 2025, on a monthly basis until July 3, 2025. On July 2, 2025, Takeda issued unsecured U.S. dollar-denominated senior guaranteed notes (the "USD Notes") in an aggregate principal amount of USD 2,400 million with maturity dates of July 7, 2035 and July 7, 2055, through its indirect wholly owned finance subsidiary Takeda U.S. Financing, Inc. The proceeds of the USD Notes were primarily used to repay USD 500 million Bilateral Loan on July 3, 2025, and redeem commercial paper drawings in July 2025. On March 31, 2026, Takeda repaid JPY 75.0 billion in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of JPY 60.0 billion maturing on March 31, 2034.
On March 31, 2026, Takeda also entered into commitment facilities of JPY 350.0 billion and USD 2,100 million. These commitment facilities are effective for five years at minimum. These facilities contain certain restrictive covenants, the breach of which may limit our ability to access these facilities. Takeda was in compliance with the covenants as of March 31, 2026. The purpose of the new facilities is for general business use. In connection with these new facilities, Takeda’s existing commitment facility of JPY 700.0 billion, which was put in place in 2019 and was scheduled to expire in September 2026, was cancelled on the same date.
We currently have a Japanese unsecured commercial paper program in place to facilitate short-term liquidity management. The total amount drawn on the commercial paper program was JPY 270.0 billion as of March 31, 2025 and no commercial paper remained outstanding as of March 31, 2026. We further have access to short-term uncommitted lines of JPY 150.0 billion and USD 750 million (USD 650 million as of March 31, 2026), which were undrawn as of March 31, 2025 and 2026, respectively.
    For further description of our borrowings, see Note 19 to our audited consolidated financial statements.

Material Cash Requirements from Contractual and Other Obligations
Material Contractual Obligations
The following table summarizes our contractual obligations as of March 31, 2026:

	Total contractual amount*1	Within one year	Between one and three years	Between three and five years	More than five years
	(billions of yen)
Bonds and loans: *2
Bonds *3	¥6,448.7	¥650.6	¥668.8	¥1,591.5	¥3,537.7
Loans *3	246.2	3.5	82.5	45.5	114.7
Purchase obligations for property, plant and equipment	7.7	7.7	—	—	—
Repayment of lease liabilities	847.0	65.4	120.9	107.0	553.7
Leases not yet commenced	238.3	7.7	26.8	28.4	175.3
Contributions to defined benefit plans *4	16.1	16.1	—	—	—
Total *5, *6	¥7,804.1	¥751.1	¥899.1	¥1,772.4	¥4,381.4
*1Obligations denominated in currencies other than Japanese yen have been translated into Japanese yen using the exchange rates as of March 31, 2026 and may fluctuate due to changes in exchange rates.
*2Includes interest payment obligations.
*3The contractual amount in “Between three and five years” includes a JPY 460.0 billion of 2024 hybrid subordinated bonds (“2024 Hybrid Bonds”) and a JPY 40.0 billion of 2024 syndicated hybrid subordinated loan (“2024 Syndicated Hybrid Loan”) as Takeda expects to make early repayments of all of the principal of the 2024 Hybrid Bonds on the first call date of June 25, 2029 and the 2024 Syndicated Hybrid Loan on the first prepayment date of October 3, 2029. For details of the principal and interest rate associated with the 2024 Hybrid Bonds and the 2024 Syndicated Hybrid Loan, see Note 19 to our audited consolidated financial statements.
*4Pension and post-retirement contributions cannot be determined beyond the fiscal year ending March 31, 2027 because the timing of funding is uncertain and dependent on future movements in interest rates and investment returns, changes in laws and regulations and other variables.
*5Does not include contractual obligations whose timing we are unable to estimate, including defined benefit obligations, litigation reserves and long-term income tax liabilities and does not include liabilities recorded at fair value as amounts will fluctuate based on any changes in fair value including derivative liabilities and financial liabilities associated with contingent consideration arrangements. The carrying amounts of derivative liabilities and financial liabilities associated with contingent consideration arrangements as of March 31, 2026 were JPY 20.5 billion and JPY 3.2 billion, respectively. Milestone payments that are dependent on the occurrence of certain future events are not included.
*6Does not include purchase orders entered into for purchases made in the normal course of business.

Off-Balance Sheet Arrangements
Milestone Payments
Under the terms of our collaborations with third parties for the development of new products, we may be required to make payments for the achievement of certain milestones related to the development of pipeline products and the launch and subsequent marketing of new products. As of March 31, 2026, the contractual amount of potential milestone payments totaled JPY 1,333.6 billion, in each case excluding potential commercial milestone payments. See Note 13 and 31 to our audited consolidated financial statements for further details.

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

	For the Year Ended March 31,
	2025		2026
	(billions of yen, except for ratios)
IFRS:
Bonds and loans	¥(4,515.3)		¥(4,881.8)
Net profit for the year	108.1		(152.1)
Ratio of bonds and loans to net profit for the year	41.8	x	—
Non-IFRS:
Adjusted net debt	¥(3,975.5)		¥(3,817.6)
Adjusted EBITDA	1,441.0		1,457.2
Adjusted net debt to adjusted EBITDA ratio	2.8	x	2.6	x
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

Core Financial Measures
Takeda’s Core Financial Measures, particularly Core Revenue, Core Operating Profit, Core Net Profit for the Year attributable to owners of the Company and Core EPS, exclude revenue from divestments, amortization and impairment losses on intangible assets associated with products (including in-process R&D) and other impacts unrelated to the underlying trends and business performance of Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core Revenue represents revenue adjusted to exclude revenue items unrelated to the underlying trends and business performance of Takeda’s core operations (primarily revenue or related adjustments associated with divestments and liquidations). Core Operating Profit represents operating profit adjusted to exclude other operating expenses and income, amortization and impairment losses on intangible assets associated with products (including in-process R&D) and non-cash items or items unrelated to the underlying trends and business performance of Takeda’s core operations. Core Net Profit for the Year attributable to owners of the Company represents net profit for the year attributable to owners of the Company, adjusted to eliminate the impact of items excluded in the calculation of Core Operating Profit and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to the underlying trends and business performance of Takeda’s ongoing operations and the tax effect of each of the adjustments. Core EPS is calculated by dividing Core Net Profit for the Year attributable to owners of the Company by the average outstanding shares (excluding treasury shares) of the reporting periods presented.
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
The usefulness of Core Financial Measures to investors has significant limitations including, but not limited to, (i) they are not necessarily identical to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) they exclude financial information and events, such as the effects of non-cash expenses such as legal provisions, dispositions or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future (however, it is Takeda’s policy not to adjust out normal, recurring cash operating expenses necessary to operate our business) and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or exclude all items which investors may not consider to be so.
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

Adjustments to Revenue and Operating Profit to calculate Core Revenue and Core Operating Profit:

	For the Year Ended March 31, 2026
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses*2	Others*3	Core Financial Measures (non-IFRS)
	(billions of yen)
Revenue	¥4,505.7	¥—	¥—	¥—	¥—	¥4,505.7
Cost of sales	(1,571.6)	—	—	—	(1.0)	(1,572.6)
Selling, general and administrative expenses	(1,084.2)	—	—	—	(0.5)	(1,084.7)
Research and development expenses	(675.9)	—	—	—	(0.0)	(676.0)
Amortization of intangible assets associated with products	(504.3)	504.3	—	—	—	—
Impairment losses on intangible assets associated with products*1	(129.3)	—	129.3	—	—	—
Other operating income (expenses)	(534.2)	—	—	534.2	—	—
Operating profit	¥6.2	¥504.3	¥129.3	¥534.2	¥(1.5)	¥1,172.5
*1Intangible assets associated with products include in-process R&D (IPR&D).
*2Other operating income/expenses include gains on divestment of businesses and subsidiaries, rental income and lease expenses for subleases, restructuring expenses, valuation reserves for pre-launch inventories, donations and contributions, changes in the fair value of financial assets and liabilities associated with contingent consideration arrangements, gains and losses on sales of property, plant and equipment and investment property, legal provisions, write-offs of option assets and other operating income (expenses) that are non-recurring in nature.
*3Others: cost of sales includes the unwinding of acquisition accounting adjustments (i.e., step-up) in value of PP&E associated with the Shire acquisition completed in the fiscal year ended March 31, 2019.

	For the Year Ended March 31, 2025
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses*2	Others*3	Core Financial Measures (non-IFRS)
	(billions of yen)
Revenue	¥4,581.6	¥—	¥—	¥—	¥(1.7)	¥4,579.8
Cost of sales	(1,580.2)	—	—	—	(1.6)	(1,581.8)
Selling, general and administrative expenses	(1,104.8)	—	—	—	(0.3)	(1,105.0)
Research and development expenses	(730.2)	—	—	—	(0.1)	(730.4)
Amortization of intangible assets associated with products	(548.2)	548.2	—	—	—	—
Impairment losses on intangible assets associated with products*1	(95.0)	—	95.0	—	—	—
Other operating income (expenses)	(180.5)	—	—	184.3	(3.8)	—
Operating profit	¥342.6	¥548.2	¥95.0	¥184.3	¥(7.5)	¥1,162.6
*1Intangible assets associated with products include in-process R&D (IPR&D).
*2Other operating income/expenses include changes in fair value of financial assets and liabilities associated with contingent consideration arrangements, gains/losses on sales of property, plant and equipment and investment property, gains on divestment of businesses and subsidiaries, donations and contributions, rental income and lease expense for sublease, restructuring expenses, valuation reserves for pre-launch inventories, expenses for post-trial access, impairment of assets held for sale, legal provisions, write-offs of option assets and other operating income (expenses) that are non-recurring in nature.
*3Others: revenue and other operating income (expenses) include JPY 1.7 billion of deferred revenue recognized from the asset sale to Teva Takeda Pharma Ltd. (“Teva”) and JPY 3.8 billion of deferred gain from the business divestiture to Teva, respectively, triggered by the divestment of Teva shares in the fiscal year ended March 31, 2025; cost of sales includes expenses related to the unwinding of acquisition accounting adjustments (i.e., step-up) in value of PP&E associated with the Shire acquisition completed in the fiscal year ended March 31, 2019.

	For the Year Ended March 31, 2024
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses*2	Others	Core Financial Measures (non-IFRS)
	(billions of yen)
Revenue	¥4,263.8	¥—	¥—	¥—	¥—	¥4,263.8
Cost of sales	(1,426.7)	—	—	—	0.4	(1,426.3)
Selling, general and administrative expenses	(1,053.8)	—	—	—	0.9	(1,053.0)
Research and development expenses	(729.9)	—	—	—	0.3	(729.6)
Amortization of intangible assets associated with products	(521.5)	521.5	—	—	—	—
Impairment losses on intangible assets associated with products*1	(130.6)	—	130.6	—	—	—
Other operating income (expenses)	(187.1)	—	—	187.1	—	—
Operating profit	¥214.1	¥521.5	¥130.6	¥187.1	¥1.5	¥1,054.9
*1Intangible assets associated with products include in-process R&D (IPR&D).
*2Other operating income/expenses include changes in fair value of financial assets and liabilities associated with contingent consideration arrangements, gains/losses on sales of property, plant and equipment and investment property, gain on divestment of business and subsidiaries, donations and contributions, rental income and lease expense for sublease, restructuring expenses, valuation reserves for pre-launch inventories, impairment of assets held for sale, legal provisions and write-offs of option assets.

Adjustments to Net Profit (loss) for the Year attributable to owners of the Company to calculate Core Net Profit for the Year attributable to owners of the Company:

	For the Year Ended March 31, 2026
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses	Others*1	Core Financial Measures (non-IFRS)
	(billions of yen, except for percentages)
Operating profit	¥6.2	¥504.3	¥129.3	¥534.2	¥(1.5)	¥1,172.5
Operating margin	0.1%	—	—	—	—	26.0%
Finance income (expenses), net	(146.4)	—	—	—	13.2	(133.2)
Share of profit (loss) of investments accounted for using the equity method	(2.2)	—	—	—	2.0	(0.1)
Profit (loss) before tax	(142.4)	504.3	129.3	534.2	13.7	1,039.2
Income tax (expenses) benefit*2	(9.8)	(107.2)	(17.5)	(85.4)	(4.9)	(224.8)
Net profit (loss) for the year	(152.1)	397.1	111.7	448.8	8.9	814.4
Non-controlling interests	(0.3)	—	—	—	—	(0.3)
Net profit (loss) for the year attributable to owners of the Company	¥(152.4)	¥397.1	¥111.7	¥448.8	¥8.9	¥814.1
*1Others: finance income (expenses), net, includes the loss on non-monetary items for subsidiaries in hyperinflationary economies and for which IAS29, Financial Reporting in Hyperinflationary Economies, is applied, and finance income and expense related to non-core transactions; share of profit (loss) of investments accounted for using the equity method includes gains and losses associated with divestment and liquidations, and other fair value adjustments.
*2Taxes on the adjustments between IFRS Accounting Standards and core results take into account the statutory tax rate applicable to the item based upon the jurisdiction where the adjustment is recorded. Total income tax expense on core adjustments (JPY 1,181.5 billion) to profit before tax was JPY 215.0 billion, resulting in an average tax rate of 18.2% on core adjustments.

	For the Year Ended March 31, 2025
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses	Others*1	Core Financial Measures (non-IFRS)
	(billions of yen, except for percentages)
Operating profit	¥342.6	¥548.2	¥95.0	¥184.3	¥(7.5)	¥1,162.6
Operating margin	7.5%	—	—	—	—	25.4%
Finance income (expenses), net	(163.5)	—	—	—	22.8	(140.7)
Share of profit (loss) of investments accounted for using the equity method	(4.0)	—	—	—	5.1	1.1
Profit before tax	175.1	548.2	95.0	184.3	20.4	1,023.1
Income tax (expenses) benefit*2	(66.9)	(114.9)	(23.4)	(45.1)	3.2	(247.3)
Net profit for the year	108.1	433.3	71.6	139.2	23.6	775.8
Non-controlling interests	(0.2)	—	—	—	—	(0.2)
Net profit for the year attributable to owners of the Company	¥107.9	¥433.3	¥71.6	¥139.2	¥23.6	¥775.6
*1Others: finance income (expenses), net, includes the loss on non-monetary items for subsidiaries in hyperinflationary economies and for which IAS29, Financial Reporting in Hyperinflationary Economies, is applied, and finance income and expense related to non-core transactions; share of profit (loss) of investments accounted for using the equity method includes gains and losses associated with divestment and liquidations, and other fair value adjustments.
*2Taxes on the adjustments between IFRS Accounting Standards and core results take into account the statutory tax rate applicable to the item based upon the jurisdiction where the adjustment is recorded. Total income tax expense on core adjustments (JPY 848.0 billion) to profit before tax was JPY 180.3 billion, resulting in an average tax rate of 21.3% on core adjustments.

	For the Year Ended March 31, 2024
	Reported (IFRS)	Amortization of intangible assets	Impairment of intangible assets	Other operating income/expenses	Others*1	Core Financial Measures (non-IFRS)
	(billions of yen, except for percentages)
Operating profit	¥214.1	¥521.5	¥130.6	¥187.1	¥1.5	¥1,054.9
Operating margin	5.0%	—	—	—	—	24.7%
Finance income (expenses), net	(167.8)	—	—	—	25.8	(142.0)
Share of profit (loss) of investments accounted for using the equity method	6.5	—	—	—	(0.5)	5.9
Profit before tax	52.8	521.5	130.6	187.1	26.8	918.8
Income tax (expenses) benefit*2	91.4	(108.7)	(28.6)	(43.1)	(73.0)	(161.9)
Net profit for the year	144.2	412.8	102.0	144.1	(46.2)	756.9
Non-controlling interests	(0.1)	—	—	—	—	(0.1)
Net profit for the year attributable to owners of the Company	¥144.1	¥412.8	¥102.0	¥144.1	¥(46.2)	¥756.8
*1Others: finance income (expenses), net includes the loss on non-monetary items for subsidiaries in hyperinflationary economies and for which IAS29, Financial Reporting in Hyperinflationary Economies, is applied, and finance income and expense related to non-core transactions; share of profit (loss) of investments accounted for using the equity method includes gains and losses associated with divestments and liquidations, and other fair value adjustments.
*2Taxes on the adjustments between IFRS Accounting Standards and core results, take into account the statutory tax rate applicable to the item based upon the jurisdiction where the adjustment is recorded. Total income tax expense on core adjustments (JPY 866.0 billion) to profit before tax was JPY 253.3 billion, resulting in an average tax rate of 29.2% on core adjustments.

Constant Exchange Rate (“CER”) Change
Constant Exchange Rate Change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating financial results in accordance with IFRS or Core (non-IFRS) financial measures for the current period using corresponding exchange rates in the same period of the previous fiscal year, provided, however, that the results of operations of subsidiaries in countries experiencing hyperinflation, and for which IAS 29, Financial Reporting in Hyperinflationary Economies, is applied, are not adjusted for CER Change, and instead are calculated in accordance with IAS 29.
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
CER Change (Reported Measures):

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER (IFRS)		CER (Non-IFRS)

	2025	2026	JPY Change	% Change	% Change
Revenue	¥4,581.6	¥4,505.7	¥(75.8)	(1.7)%	(2.7)%
Cost of sales	(1,580.2)	(1,571.6)	8.6	(0.5)%	(1.9)%
Selling, general and administrative expenses	(1,104.8)	(1,084.2)	20.6	(1.9)%	(2.5)%
Research and development expenses	(730.2)	(675.9)	54.3	(7.4)%	(7.0)%
Amortization and impairment losses on intangible assets associated with products	(643.2)	(633.5)	9.7	(1.5)%	(1.7)%
Other operating income	26.2	24.7	(1.5)	(5.6)%	(4.4)%
Other operating expenses	(206.7)	(559.0)	(352.2)	170.4%	168.9%
Operating profit	342.6	6.2	(336.4)	(98.2)%	―
Finance income and (expenses), net	(163.5)	(146.4)	17.1	(10.5)%	(7.5)%
Share of profit (loss) of investments accounted for using the equity method	(4.0)	(2.2)	1.8	(45.4)%	(52.9)%
Profit (loss) before tax	175.1	(142.4)	(317.4)	―	―
Income tax (expenses) benefit	(66.9)	(9.8)	57.2	(85.4)%	(97.6)%
Net profit (loss) for the year	108.1	(152.1)	(260.3)	―	―
Non-controlling interests	(0.2)	(0.3)	(0.0)	22.9%	30.8%
Net profit (loss) for the year attributable to owners of the Company	¥107.9	¥(152.4)	¥(260.3)	―	―

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER (IFRS)		CER (Non-IFRS)

	2024	2025	JPY Change	% Change	% Change
Revenue	¥4,263.8	¥4,581.6	¥317.8	7.5%	2.9%
Cost of sales	(1,426.7)	(1,580.2)	(153.5)	10.8%	6.5%
Selling, general and administrative expenses	(1,053.8)	(1,104.8)	(50.9)	4.8%	0.6%
Research and development expenses	(729.9)	(730.2)	(0.3)	0.0%	(4.5)%
Amortization and impairment losses on intangible assets associated with products	(652.1)	(643.2)	8.9	(1.4)%	(6.0)%
Other operating income	19.4	26.2	6.8	35.3%	30.8%
Other operating expenses	(206.5)	(206.7)	(0.2)	0.1%	(3.6)%
Operating profit	214.1	342.6	128.5	60.0%	51.2%
Finance income and (expenses), net	(167.8)	(163.5)	4.2	(2.5)%	(5.7)%
Share of profit (loss) of investments accounted for using the equity method	6.5	(4.0)	(10.5)	―	―
Profit before tax	52.8	175.1	122.3	231.7%	206.4%
Income tax (expenses) benefit	91.4	(66.9)	(158.3)	―	―
Net profit for the year	144.2	108.1	(36.1)	(25.0)%	(33.1)%
Non-controlling interests	(0.1)	(0.2)	(0.1)	65.7%	66.3%
Net profit for the year attributable to owners of the Company	¥144.1	¥107.9	¥(36.1)	(25.1)%	(33.2)%

CER Change (non-IFRS):

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

	2025	2026	JPY Change	% Change	% Change
Core revenue	¥4,579.8	¥4,505.7	¥(74.1)	(1.6)%	(2.6)%
Core cost of sales	(1,581.8)	(1,572.6)	9.2	(0.6)%	(1.9)%
Core selling, general and administrative expenses	(1,105.0)	(1,084.7)	20.4	(1.8)%	(2.5)%
Core research and development expenses	(730.4)	(676.0)	54.4	(7.4)%	(7.0)%
Core operating profit	1,162.6	1,172.5	9.8	0.8%	(0.9)%
Core finance income (expenses), net	(140.7)	(133.2)	7.5	(5.3)%	(1.9)%
Core share of profit (loss) of investments accounted for using the equity method	1.1	(0.1)	(1.3)	―	(82.1)%
Core profit before tax	1,023.1	1,039.2	16.1	1.6%	(0.9)%
Core income tax (expenses) benefit	(247.3)	(224.8)	22.5	(9.1)%	(12.8)%
Core net profit for the year	775.8	814.4	38.6	5.0%	2.9%
Non-controlling interests	(0.2)	(0.3)	(0.0)	22.9%	30.8%
Core net profit for the year attributable to owners of the Company	¥775.6	¥814.1	¥38.5	5.0%	2.9%

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER

	2024	2025	JPY Change	% Change	% Change
Core revenue	¥4,263.8	¥4,579.8	¥316.1	7.4%	2.8%
Core cost of sales	(1,426.3)	(1,581.8)	(155.5)	10.9%	6.6%
Core selling, general and administrative expenses	(1,053.0)	(1,105.0)	(52.1)	4.9%	0.7%
Core research and development expenses	(729.6)	(730.4)	(0.7)	0.1%	(4.4)%
Core operating profit	1,054.9	1,162.6	107.8	10.2%	4.9%
Core finance income (expenses), net	(142.0)	(140.7)	1.3	(0.9)%	(4.5)%
Core share of profit (loss) of investments accounted for using the equity method	5.9	1.1	(4.8)	(81.2)%	(82.2)%
Core profit before tax	918.8	1,023.1	104.3	11.3%	5.8%
Core income tax (expenses) benefit	(161.9)	(247.3)	(85.4)	52.7%	48.7%
Core net profit for the year	756.9	775.8	18.9	2.5%	(3.4)%
Non-controlling interests	(0.1)	(0.2)	(0.1)	65.7%	66.3%
Core net profit for the year attributable to owners of the Company	¥756.8	¥775.6	¥18.8	2.5%	(3.4)%

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
The following table provides a reconciliation from Net Cash from Operating Activities, the most comparable measure presented in accordance with IFRS, to Free Cash Flow and Adjusted Free Cash Flow for the fiscal year ended March 31, 2024, 2025 and 2026:

	For the Year Ended March 31,
	2024	2025	2026
	(billions of yen)
Net cash from operating activities (IFRS)	¥716.3	¥1,057.2	¥1,041.4
Acquisition of PP&E	(175.4)	(200.8)	(176.0)
Free cash flow (non-IFRS)	540.9	856.4	865.4
Adjustment for cash temporarily held by Takeda on behalf of third parties*1	18.0	2.1	26.6
Proceeds from sales of PP&E	8.6	0.1	6.5
Acquisition of intangible assets*2	(305.3)	(147.0)	(234.9)
Acquisition of option to license	—	(31.8)	(3.7)
Acquisition of investments*3	(6.8)	(17.4)	(15.9)
Proceeds from sales and redemption of investments	8.0	29.4	7.0
Acquisition of shares in associates	—	(1.0)	(0.6)
Proceeds from sales of shares in associates	—	57.7	0.9
Proceeds from sales of business, net of cash and cash equivalents divested	20.0	20.6	33.3
Adjusted free cash flow (non-IFRS)	¥283.4	¥769.0	¥684.5
*1Adjustment for cash temporarily held by Takeda on behalf of third parties refers to changes in cash balances that are temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program, which are not available to Takeda’s immediate or general business use.
*2Proceeds from sale of intangible assets are included in net cash from operating activities, except certain immaterial transactions.
*3Acquisition of JPY 80.1 billion debt investments classified as Level 1 in the fair value hierarchy is excluded for the period ended March 31, 2025.

EBITDA and Adjusted EBITDA
Takeda defines EBITDA as consolidated net profit before income tax expenses, depreciation and amortization and net interest expense. Takeda defines Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating income and expenses (excluding depreciation and amortization, as well as impairment losses), finance income and expenses (excluding net interest expense), our share of profit or loss of investments accounted for using the equity method, other non-cash items such as non-cash equity-based compensation expense, and other items that management believes are unrelated to our core operations, including EBITDA from divested products, purchase accounting effects and transaction related costs.
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
The following table provides a reconciliation from net profit (loss) to EBITDA and Adjusted EBITDA for the fiscal years ended March 31, 2025 and 2026:

	For the Year Ended March 31,
	2025	2026
	(billions of yen)
Net profit (loss) for the year (IFRS)	¥108.1	¥(152.1)
Income tax expenses (benefit)	66.9	9.8
Depreciation and amortization	761.4	721.1
Interest expense, net	117.7	131.2
EBITDA (non-IFRS)	1,054.2	710.0
Impairment losses	106.5	145.7
Other operating expense (income), net, excluding depreciation, amortization and other miscellaneous non-cash expenses	163.2	516.7
Finance expense (income), net, excluding interest income and expense, net	45.8	15.1
Share of loss (profit) on investments accounted for under the equity method	4.0	2.2
Other adjustments*	67.3	67.5
Adjusted EBITDA (non-IFRS)	¥1,441.0	¥1,457.2
*Other adjustments include non-cash items such as non-cash equity-based compensation expense, and other items that management believes are unrelated to our core operations, including purchase accounting effects and transaction related costs, as well as adjustments for EBITDA from divested products which are removed as part of Adjusted EBITDA, including the JPY 1.7 billion of non-cash revenue adjustment related to the asset sale to Teva for FY2024.

Adjusted Net Debt/Adjusted EBITDA Ratio
Takeda defines Net Debt as the book value of bonds and loans on consolidated statements of financial position adjusted only for cash and cash equivalents and Adjusted Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of prior 12-month average exchange rates as of the fiscal year-end for non-JPY debt outstanding at the beginning of the fourth quarter and the use of relevant spot rates for new non-JPY debt incurred and existing non-JPY debt redeemed during the fourth quarter, which reflects the methodology our management uses to monitor our leverage, and (ii) the “equity credit” applied to Takeda’s “hybrid” subordinated indebtedness by S&P Global Rating Japan in recognition of the equity-like features of those instruments pursuant to such agency’s ratings methodology. To calculate Adjusted Net Debt, Takeda deducts from this figure cash and cash equivalents, excluding cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
Takeda presents Net Debt and Adjusted Net Debt because Takeda believes that these measures are useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents and, in conjunction with Adjusted EBITDA, to monitor our financial leverage (for the avoidance of doubt, Adjusted Net Debt and the ratio of Adjusted Net Debt to Adjusted EBITDA are not intended to be indicators of Takeda’s liquidity). Takeda also believes that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Particularly following the acquisition of Shire, investors, analysts and, in particular, ratings agencies, have closely monitored Takeda’s leverage, as represented by the ratio of its Adjusted Net Debt to Adjusted EBITDA. In light of the weight given by ratings agencies in particular to this ratio, Takeda believes that such information is useful to investors to help understand not only Takeda’s financial leverage, but also how ratings agencies evaluate the level of financial leverage in evaluating Takeda’s quality of credit. Accordingly, as described below, Takeda includes an adjustment to its Adjusted Net Debt to reflect the “equity credit” afforded to certain subordinated indebtedness by ratings agencies (such indebtedness does not qualify for treatment as equity under IFRS).
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
Takeda’s ratio of Adjusted Net Debt to Adjusted EBITDA as of the dates shown was as follows.

	For the Year Ended March 31,
	2025		2026
	(billions of yen, except for ratios)
Adjusted net debt	¥(3,975.5)		¥(3,817.6)
Adjusted EBITDA	1,441.0		1,457.2
Adjusted net debt to adjusted EBITDA ratio	2.8	x	2.6	x

The following table provides a reconciliation from bonds and loans to Adjusted Net Debt as of March 31, 2025 and 2026:

	For the Year Ended March 31,
	2025	2026
	(billions of yen)
Non-current portion of bonds and loans (IFRS)	¥(3,966.3)	¥(4,369.7)
Current portion of bonds and loans (IFRS)	(548.9)	(512.2)
Bonds and loans (IFRS)	(4,515.3)	(4,881.8)
Cash and cash equivalents (IFRS)	385.1	595.1
Net debt (non-IFRS)	(4,130.2)	(4,286.8)
Cash temporarily held by Takeda on behalf of third parties*1	(105.8)	(79.2)
Level 1 debt investments*1	79.3	85.1
Foreign exchange adjustment*2	(68.9)	213.2
Application of equity credit*3	250.0	250.0
Adjusted net debt (non-IFRS)	¥(3,975.5)	¥(3,817.6)
*1Adjustments related to cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, which is not available to Takeda’s immediate or general business use, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
*2Foreign exchange adjustment refers to change from the month-end rate to the prior 12-month average exchange rates as of the fiscal year-end used for calculation of debt denominated in currencies other than Japanese yen to match the calculation of Adjusted EBITDA (which is calculated based on average rates). Non-JPY debt outstanding at the beginning of the fourth quarter is translated to JPY using the prior 12-month average exchange rates as of the fiscal year-end. New non-JPY debt incurred during the fourth quarter and existing non-JPY debt redeemed during the fourth quarter are translated to JPY at relevant spot rates as of the relevant date.
*3Application of equity credit includes JPY 250.0 billion reduction in debt due to a 50% equity credit applied to JPY 500.0 billion principal amount of our hybrid (subordinated) bonds and loans by S&P Global Rating Japan, given that those instruments qualify for certain equity credit for leverage purposes.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Directors
The following table provides information about Directors of the Company as of the date of this annual report.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience	End of term
Christophe Weber (November 14, 1966)	Representative Director, President and Chief Executive Officer (“CEO”)	Christophe Weber is President and CEO of Takeda. He joined Takeda in April 2014 as Chief Operating Officer and Corporate Officer, was named President and Representative Director in June 2014 and was subsequently appointed Chief Executive Officer in April 2015. Since September 2020, Mr. Weber has also served as Head of Global Business of Takeda Pharmaceuticals U.S.A., Inc. Mr. Weber currently also serves as External Director of Boston Scientific Inc. Prior to joining Takeda, Mr. Weber held positions of increasing responsibility at GlaxoSmithKline, including President and General Manager at GlaxoSmithKline Vaccines, Chief Executive Officer of GlaxoSmithKline Biologicals SA in Belgium, and member of the GlaxoSmithKline global Corporate Executive Team. From 2008 to 2010, Mr. Weber served as Asia Pacific SVP and Regional Director at GlaxoSmithKline Asia Pacific in Singapore.	*1
Milano Furuta (February 26, 1978)	Director and Chief Financial Officer (“CFO”)	Milano Furuta has been Takeda’s Chief Financial Officer since April 2024. He was appointed as a Director in June 2024. Mr. Furuta joined Takeda in 2010 and has worked on various projects in corporate strategy, corporate development, and post-merger integration in Japan and Switzerland. He managed the Diabetes Business Unit in Mexico and served as General Manager in Sweden. He went on to serve as Corporate Strategy Officer and Chief of Staff in Japan for two years and President, Japan Pharma Business Unit for three years before his appointment to CFO. Prior to joining Takeda, Mr. Furuta worked as an equity research analyst at Taiyo Pacific Partners L.P. in the United States. He began his career in banking and private equity investment at The Industrial Bank of Japan, Limited (currently Mizuho Financial Group, Inc.) in Japan, where he was involved with several types of financial transactions, including leveraged buyouts and debt restructuring.	*1
Andrew S. Plump, M.D., Ph.D. (October 13, 1965)	Director and President, Research and Development	Andrew S. Plump, M.D., Ph.D., is the President of Research and Development at Takeda. Dr. Plump joined Takeda as Chief Medical and Scientific Officer (“CMSO”) in 2015. In his position, he leads our global research and development organization, where he provides strategic direction and oversight. Prior to joining Takeda, Dr. Plump served as Senior Vice President, Research and Translational Medicine, Deputy to the President of research and development at Sanofi, where he was responsible for global research and translational medicine across all therapeutic areas. Dr. Plump also spent more than 10 years at Merck in a Clinical Pharmacology group, working on programs in neurodegeneration, immunology, metabolism and infectious diseases.	*1

Name (Date of birth)	Responsibilities and status within Takeda	Business experience	End of term
Masami Iijima (September 23, 1950)	External Director and Chair of the Board of Directors	Masami Iijima served as External Director who is a member of the Audit and Supervisory Committee of Takeda from June 2021 to June 2022, and was appointed External Director of Takeda and Chair of the Board of Directors in June 2022. Mr. Iijima currently also serves as Executive Advisor of Mitsui & Co., Ltd., External Director of SoftBank Group Corp., Counsellor at Bank of Japan and External Director of Kajima Corporation. Mr. Iijima started his career at Mitsui & Co., Ltd. in April 1974. At Mitsui & Co., Ltd., he served in several senior leadership positions including Chairman of the Board of Directors and Representative Director, President and Chief Executive Officer.	*1
Ian Clark (August 27, 1960)	External Director	Ian Clark has been an External Director with Takeda since January 2019. Prior to his appointment, Mr. Clark was an External Director of Shire plc. He also currently holds External Directorships at Corvus Pharmaceuticals, Inc., Guardant Health, Inc., Olema Pharmaceuticals, Inc., Kyverna Therapeutics, Inc. and BioMarin Pharmaceutical Inc. Mr. Clark served as CEO and Director of Genentech Inc. (part of the Roche Group) and Head of North American Commercial Operations for Roche until 2016. From 2003 to 2010 he held the positions of Head of Global Product Strategy and Chief Marketing Officer, Executive Vice President—Commercial Operations and Senior Vice President and General Manager—BioOncology at Genentech.	*1
Steven Gillis, Ph.D. (April 25, 1953)	External Director	Steven Gillis has been an External Director with Takeda since January 2019. Prior to his appointment, he was an External Director of Shire plc. He also currently holds the positions of Managing Director at ARCH Venture Partners and serves as a director of private biotechnology companies, including eGenesis, Walden Biosciences, HiberCell, Lifordi Immunotherapeutics and Sonothera. Dr. Gillis previously served as External Director and Chairman at Codiak BioSciences, Inc. and VBI Vaccines, Inc. He was a founder and Director of Corixa Corporation, acquired by GlaxoSmithKline in 2005, and before that a founder and Director of Immunex Corporation.	*1
Emiko Higashi (November 6, 1958)	External Director	Emiko Higashi served as External Director who is not a member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019, and as External Director who is a member of the Audit and Supervisory Committee of Takeda from June 2019 to June 2024. She was appointed as an External Director who is not a member of the Audit and Supervisory Committee of Takeda in June 2024. She currently also serves as Managing Director of Tomon Partners, LLC, External Director of KLA Corporation, External Director of Rambus Inc., and External Director of Rapidus Corporation. Ms. Higashi previously served as External Director of MetLife Insurance K.K., External Director of InvenSense Inc., External Director of Sanken Electric Co., Ltd., External Director of One Equity Partners Open Water I Corporation, CEO of Gilo Ventures, LLC, Managing Director of Investment Banking, Merrill Lynch & Co. and Director of Wasserstein Perella & Co., Inc.	*1
John Maraganore, Ph.D. (October 11, 1962)	External Director	John Maraganore was appointed External Director of Takeda in June 2022. He is the Principal and CEO of JMM Innovations, LLC., and the Co-CEO of privately held Corsera Health, Inc. He currently also holds External Directorships at Beam Therapeutics, Inc., and Kymera Therapeutics, Inc. and Rapport Therapeutics, Inc. He previously served as Director and CEO of Alnylam Pharmaceuticals, Inc., Senior Vice President and Strategic Product Development at Millennium Pharmaceuticals, Inc., External Director at ProKidney Corporation and Chairperson of Biotechnology Innovation Organization.	*1

Name (Date of birth)	Responsibilities and status within Takeda	Business experience	End of term
Michel Orsinger (September 15, 1957)	External Director	Michel Orsinger has served as External Director who is not a member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019, and as External Director who is a member of the Audit and Supervisory Committee of Takeda from June 2019 to June 2022. He was appointed External Director who is not a member of the Audit and Supervisory Committee of Takeda in June 2022. He previously served as a Member of Global Management Team of Johnson & Johnson, Worldwide Chairman, Global Orthopedics Group of DePuy Synthes Companies of Johnson & Johnson and President and Chief Executive Officer and Chief Operating Officer of Synthes, Inc. (currently Johnson & Johnson). He has also held several leadership positions at Novartis AG, including Chief Executive Officer and President of OTC Division Worldwide, Consumer Health; President of Global Medical Nutrition, Consumer Health; and Regional President of Europe, Middle East and Africa, Consumer Health.	*1
Miki Tsusaka (April 24, 1963)	External Director	Miki Tsusaka was appointed External Director of Takeda in June 2023. She currently also serves as President of Microsoft Japan Co., Ltd. Prior to joining Microsoft Japan, she was a Senior Partner and Managing Director at Boston Consulting Group (BCG). She established strategic consulting groups specializing in marketing, sales and pricing strategy development and led the expansion of BCG's service areas. As for BCG’s operation, she was a member of the Executive Committee for two three-year terms and served as Chief Marketing Officer (CMO) as well.	*1
Koji Hatsukawa (September 25, 1951)	External Director (Head of Audit and Supervisory Committee)	Koji Hatsukawa has served as External Director and member of the Audit and Supervisory Committee of Takeda since June 2016. He was appointed Head of Audit and Supervisory Committee in June 2019. He currently also serves as External Audit and Supervisory Board Member of Fujitsu Limited. Mr. Hatsukawa started his career at Price Waterhouse accounting office in March 1974. Mr. Hatsukawa has previously served as CEO of PricewaterhouseCoopers Arata and has held leadership positions at ChuoAoyama PricewaterhouseCoopers and Aoyama Audit Corporation. In addition, he has also served as External Audit and Supervisory Board Member of Accordia Golf co., Ltd. as well as Audit and Supervisory Board Member of The Norinchukin Bank.	*2
Jean-Luc Butel (November 8, 1956)	External Director (Audit and Supervisory Committee Member)	Jean-Luc Butel served as External Director and member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2019, and as External Director who is not a member of the Audit and Supervisory Committee of Takeda from June 2019 to June 2024. He was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2024. He currently also serves as Global Healthcare Advisor, President of K8 Global Pte. Ltd., and External Director of Rani Therapeutics. Mr. Butel previously served as External Director of Novo Holdings A/S, President, International, Corporate Vice President and Operating Committee Member of Baxter International Inc. and has held leadership positions at Medtronic, Inc., Johnson & Johnson, Becton, Dickinson and Company and Nippon Becton Dickinson Company, Ltd.	*2

Name (Date of birth)	Responsibilities and status within Takeda	Business experience	End of term
Yoshiaki Fujimori (July 3, 1951)	External Director (Audit and Supervisory Committee Member)	Yoshiaki Fujimori served as External Director who is not a member of the Audit and Supervisory Committee of Takeda from June 2016 to June 2022 and was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2022. Mr. Fujimori currently also serves as Senior Executive Advisor of CVC Asia Pacific (Japan) Kabushiki Kaisha, External Director of Boston Scientific Corporation, External Director and Chairman of Oracle Corporation Japan, and External Director of Riraku K.K. He previously served as External Director of Tokyo Electric Power Company, Incorporated (currently Tokyo Electric Power Company Holdings, Incorporated), External Director of Toshiba Corporation, External Director of Shiseido Company, Limited and in a number of senior leadership positions within the LIXIL Group, including Representative Director, Chairman and CEO of LIXIL Corporation. Mr. Fujimori has also served in a number of senior positions in the General Electric Group, including Chairman of GE Japan Corporation and Chairman, President and CEO of General Electric Japan Ltd.	*2
Kimberly A. Reed (March 11, 1971)	External Director (Audit and Supervisory Committee Member)	Kimberly A. Reed was appointed External Director who is a member of the Audit and Supervisory Committee of Takeda in June 2022. She currently also serves as Distinguished Fellow of Council on Competitiveness, External Director of Momentus, Inc. and External Director of Hannon Armstrong Sustainable Infrastructure Capital, Inc. Ms. Reed previously served as Counsel for United States House of Representatives, Senior Advisor to United States Secretaries of the Treasury, Director and Chief Executive Officer of Community Development Financial Institutions Fund, Vice President, Financial Markets Policy Relations of Lehman Brothers, President of International Food Information Council Foundation, and Chairman of the Board of Directors, President, and Chief Executive Officer of Export-Import Bank of the United States.	*2
*1The term of office for Directors who are not members of the Audit and Supervisory Committee is from the end of the annual general meeting of shareholders for the fiscal year ended March 31, 2025 through the end of the annual general meeting of shareholders for the fiscal year ended March 31, 2026.
*2The term of office for Directors who are also Audit and Supervisory Committee members is two years. The term of office for these Directors who are also Audit and Supervisory Committee members is from the end of the annual general meeting of shareholders for the fiscal year ended March 31, 2024 through the end of the annual general meeting of shareholders for the fiscal year ended March 31, 2026.

On March 26, 2026, Takeda announced its proposed candidates for internal and independent external directors to be elected at its 150th Annual General Meeting of Shareholders, to be held on June 24, 2026. Current external directors Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Koji Hatsukawa, Emiko Higashi and Michel Orsinger will retire from the board at the close of such meeting and have not been re-nominated for election. Takeda is proposing three new external director candidates, Bruce Broussard, Koichiro Kimura and Paul Stoffels. Brief summaries of the business experience of the three new candidates are shown below. In addition, as previously announced in January 2025, current Representative Director, President & CEO Christophe Weber will retire from Takeda and the Board of Directors and CEO-elect Julie Kim is proposed as a candidate for the board. If Ms. Kim is elected, the board intends to appoint her as Representative Director, President & CEO immediately following the shareholder meeting.
Ms. Kim’s biographical information is presented below under “—Takeda Executive Team.”

Name (Date of birth)	Expected Responsibilities and status within Takeda	Business experience	End of term
Paul Stoffels, M.D. (March 8, 1962)	External Director (Substitute Audit and Supervisory Committee Member)	Paul Stoffels is a candidate for an External Director and Substitute Audit and Supervisory Committee Member to be appointed in June 2026. He currently also serves as International Board Member at The Foundation for the National Institutes of Health, Vice Chairman of the Supervisory Board at Philips Healthcare NV and Executive Director at Stoffels IMC BV. Dr. Stoffels previously served as Chairman and Chief Executive Officer at Galapagos NV. He has also held several leadership positions at Johnson & Johnson, including Global Head of Research & Development of Pharmaceuticals, Worldwide Chairman of Pharmaceuticals, Chief Scientific Officer and Vice Chairman of the Executive Committee.	*1
Bruce Broussard (June 19, 1962)	External Director (Audit and Supervisory Committee Member)	Bruce Broussard is a candidate for an External Director who is an Audit and Supervisory Committee Member to be appointed in June 2026. He currently also serves as Interim Chief Executive Officer at HP Inc. and External Director at March & McLennan Companies, Inc. Mr. Broussard previously served as Founder and Chief Executive Officer at Harbor Dental, President of Specialty Pharmacy Division at McKesson Corporation and President and Chief Executive Officer at Humana Inc. He has also held several leadership positions at US Oncology, Inc., including Chief Financial Officer, President, Chief Executive Officer and Chairman.	*2
Koichiro Kimura (May 4, 1963)	External Director (Audit and Supervisory Committee Member)	Koichiro Kimura is a candidate for an External Director who is an Audit and Supervisory Committee Member to be appointed in June 2026. He currently also serves as Representative at Koichiro Kimura Certified Public Accountant Office and External Director who is an Audit and Supervisory Committee Member at MUFG Bank, Ltd. External Audit and Supervisory Board Member of Fujitsu Limited. Mr. Kimura started his career as a Certified Public Accountant at Aoyama Audit Corporation in October 1986. He has previously served as Representative Executive Officer at PricewaterhouseCoopers Arata and has held leadership positions at PwC Japan, PwC Asia Pacific and PwC Global.	*2

*1The term of office for Directors who are not members of the Audit and Supervisory Committee will be from the end of the annual general meeting of shareholders for the fiscal year ended March 31, 2026 through the end of the annual general meeting of shareholders for the fiscal year ending March 31, 2027. However, in the event that the number of Directors who are Audit and Supervisory Committee Members falls below the statutory minimum, Dr. Paul Stoffels will resign as the Director who is not an Audit and Supervisory Committee Member and assume the position of a Director who is an Audit and Supervisory Committee Member.
*2The term of office for Directors who are also Audit and Supervisory Committee members is two years. The term of office for these Directors who are also Audit and Supervisory Committee members will be from the end of the annual general meeting of shareholders for the fiscal year ended March 31, 2026 through the end of the annual general meeting of shareholders for the fiscal year ending March 31, 2028.

Takeda Executive Team
The following table presents biographical information about the members of the Takeda Executive Team as of the date of this annual report. For more information about the Takeda Executive Team, see “—C. Board Practices—Takeda Executive Team.”

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Marcello Agosti (June 2, 1971)	Interim Head, Strategy and Portfolio Development	Marcello Agosti is Interim Head of Strategy and Portfolio Development for Takeda Pharmaceutical Company Limited and is responsible for Takeda’s business development activities, including M&A and Corporate Development.

Mr. Agosti led the Shire acquisition and several other strategic acquisitions for Takeda, including ARIAD Pharmaceuticals, and TiGenix as well as asset acquisitions such as TAK-279 from Nimbus Therapeutics and fruquintinib from HUTCHMED. He also spearheaded a number of strategic divestments of non-core assets as part of Takeda’s commitment after the Shire acquisition. Mr. Agosti and his group continue to be active on inbound transactions in Takeda’s core therapy areas.

Prior to joining Takeda, Mr. Agosti worked in business development at Novartis in the U.K. and Switzerland. Before joining the pharmaceutical industry, he was a consultant at McKinsey & Company.

He holds an MBA from the University of Oxford and a business administration degree from Bocconi University, Milan.
Akiko Amakawa (November 24, 1972)	CEO Chief of Staff	Akiko Amakawa is CEO Chief of Staff for Takeda Pharmaceutical Company Limited.

Ms. Amakawa most recently served as corporate strategy officer & CEO chief of staff, overseeing Corporate Strategy, the CEO office, Board of Directors operations, and Corporate Governance. In this role, she worked closely with senior leadership and the Board to shape Takeda’s enterprise strategy and strategic priorities. Since joining Takeda in 2018, Ms. Amakawa has played a key role in advancing the company’s corporate development and external innovation strategy. She previously led Global Business Development across Gastrointestinal & Inflammation, Neuroscience, and Vaccines, where she was responsible for several high-impact transactions, including Takeda’s acquisition of Nimbus Therapeutics’ TYK2 program (TAK-279). She also helped establish strategic partnerships with Moderna and Novavax and supported the collaboration with the Government of Japan to secure COVID-19 vaccine supply during the pandemic.

Ms. Amakawa brings more than 20 years of experience in corporate development, M&A, business development, and corporate strategy across the pharmaceutical, life Sciences, technology and automotive sectors in Japan, the U.S. and China.

Ms. Amakawa holds an MBA from The Wharton School of the University of Pennsylvania and a bachelor’s degree in economics from the University of Tokyo.

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

With a proven track record in product development, launch excellence and successful commercialization, Ms. Bitetti is recognized for her ability to drive product growth in both emerging and mature markets. Her leadership has been instrumental in launching blockbuster medicines and in inspiring and mobilizing teams to deliver exceptional performance. Ms. Bitetti’s commercial expertise and experience in building and accelerating pipelines has consistently delivered value for patients.

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

In addition to her role at Takeda, Ms. Bitetti serves on the Board of Directors for Aura Biosciences, a biotech developing precision therapies for solid tumors designed to preserve organ function. She is also on the Board of Trustees for Northwestern Mutual, a financial services company specializing in insurance and investment products.

Ms. Bitetti earned her MBA from the Darden School of Business at the University of Virginia and her BA from Wellesley College.

Lauren Duprey (May 13, 1984)	Chief Transformation Officer	Lauren Duprey is Chief Transformation Officer of Takeda Pharmaceutical Company Limited with responsibility for connecting transformation across the Company, including AI initiatives. She previously served as Takeda’s Chief Human Resources (HR) Officer and Head of HR for the U.S. Business Unit. Since joining Takeda, Ms. Duprey has implemented a transformation of HR, including a new operating model, structure, capabilities and technology.

Prior to joining Takeda, Ms. Duprey served as Head of HR, U.S. Organization & Worldwide Medical at Biogen where she developed and drove the talent and organization strategy and served as a trusted advisor for key business, talent and organizational decisions. She has held various HR roles at companies such as General Electric and began her career in management consulting at Clarion Healthcare focusing on biopharma commercialization.

Ms. Duprey holds a bachelor’s degree in biology from Harvard University and an MBA from Massachusetts Institute of Technology (MIT) Sloan School of Management.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Awny Farajallah, M.D. (May 24, 1968)	Chief Medical Officer	Awny Farajallah, M.D. is Chief Medical Officer for Takeda Pharmaceutical Company Limited.

Dr. Farajallah joined Takeda in July 2021 as the Head of Global Medical Affairs Oncology. He is a strategic leader with over 25 years of combined experience in both academic and industry settings related to clinical research/development and medical affairs across multiple therapeutic areas.

Before joining Takeda, Dr. Farajallah worked at Ipsen, where he was Senior Vice President of Medical Affairs, North America. During his tenure, he led efforts to enhance Medical Affairs capabilities with the goal of broadening the impact on patients through medical stakeholder partnerships across Oncology, Neuroscience and Rare Disease.

Prior to Ipsen, Dr. Farajallah served as Vice President and Head of U.S. Medical Affairs at Bristol Myers Squibb, where he led functions such as field medical, disease areas, medical education, biomarkers, promotional material review, portfolio strategy, as well as strategic collaborations across oncology, immunoscience, cardiovascular and neurology. He led multiple successful launches in immuno-oncology and hematology, was the clinical development lead for hematological malignancies in leukemia and multiple myeloma and led the global medical and clinical development teams for HIV.

Dr. Farajallah earned his M.D. from Cairo University and completed an Internal Medicine residency and Infectious Diseases fellowship at the University of Arkansas for Medical Sciences and the New Jersey Medical School, respectively.
Natalie Furney (April 1, 1979)	Global General Counsel	Natalie Furney is Global General Counsel and a member of Takeda Executive Team of Takeda Pharmaceutical Company Limited.

Ms. Furney joined Takeda in April 2025. Before joining Takeda, she held various strategic leadership roles at Eli Lilly and Company, most recently as senior vice president and deputy general counsel, where she provided strategic legal counsel to the International Business Unit and Regulatory leadership teams. She also partnered with Ethics & Compliance, HR and Finance to enhance risk mitigation strategies and led the International Legal and Regulatory Legal teams, developing talent and driving organizational excellence.

Ms. Furney’s 14-year career at Lilly included transforming the Litigation, Investigations and HR Legal teams, as well as leading cross-functional issue management teams in crisis situations. Her leadership resulted in best-in-class legal strategies for the organization.

Ms. Furney holds a Juris Doctor degree from Valparaiso University School of Law and a bachelor’s degree in journalism and political science from Indiana University - Bloomington. She is admitted to the Indiana Bar and the United States District Court, Southern District of Indiana.
Nicola Greenway (November 25, 1969)	Chief Human Resources Officer	Nicola Greenway is Chief Human Resources (HR) Officer of Takeda Pharmaceutical Company Limited with responsibility for delivering an exceptional people experience across the globe.

She joined Takeda in 2012 and has served as Head of HR for the Global Portfolio Division, Head of HR for Global Manufacturing Supply and Quality, Head of HR for the Middle East, Turkey and Africa and Global Head of Talent Development and Organizational Effectiveness.

Ms. Greenway brings more than 25 years of global experience in HR—spanning leadership roles at KPMG and HSBC. Originally from the Caribbean, she has lived and worked in Dubai, London and Zurich.
Ms. Greenway is a passionate mentor and coach, with a deep commitment to diversity, equity and inclusion. She was an executive sponsor of Takeda’s Gender Parity Network and represents Takeda on the Healthcare Businesswomen’s Association Global Board of Directors, serving as chair of the Board.

Ms. Greenway holds a Bachelor of Science and a Master of Science degree, a Master of Arts in business and management, a master’s degree in employment law from the University of Surrey, and an executive MBA from ENPC, Paris and the University of Edinburgh.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Julie Kim (June 6, 1970)	CEO-Elect
Julie Kim is CEO-Elect and a member of Takeda Executive Team of Takeda Pharmaceutical Company Limited.

Ms. Kim joined Takeda in 2019 through the acquisition of Shire and has held several diverse roles with increasing responsibility, including President of Plasma-Derived Therapies Business Unit and President of U.S. Business Unit.

With three decades of experience working in health care and leadership positions at the global, regional, country and functional levels, Ms. Kim’s experiences have spanned a variety of therapeutic areas, international market access, country and regional general management, marketing and emerging market development.

Ms. Kim is known for a strong, collaborative and inclusive leadership style that enables Takeda to meet the needs of the people Takeda serves while driving innovations that will improve patients’ lives. Her global outlook, a result of having worked in many countries in Europe, Asia and Latin America, as well as having lived in the U.K., Switzerland and the U.S., has helped her foster diverse teams to enable inclusive decision-making that keeps the patient at the center.

A committed community leader, she participated in the Massachusetts Governor’s Economic Development Planning Council in 2023 as the lead for the Life Sciences working group and will serve on the Governor’s newly created advisory commission for the Discovery, Research, and Innovation for a Vibrant Economy (DRIVE) initiative to advise on ways to strengthen the Massachusetts research and innovation ecosystem. She was appointed by the Mayor of Boston to the Board of Trustees of the Boston Public Library, one of the most iconic and respected institutions in the city. She also serves on the board of the Pharmaceutical Research and Manufacturers of America (PhRMA) and is a member of the Council of Korean Americans.

Ms. Kim earned an MBA from the J. L. Kellogg Graduate School of Management at Northwestern University and a bachelor’s degree in economics from Dartmouth College.

On January 30, 2025, our Board of Directors unanimously resolved to appoint Ms. Kim as the successor to Christophe Weber, President, Chief Executive Officer (CEO) and Representative Director, upon Mr. Weber’s retirement from Takeda, expected in June 2026. Ms. Kim has been proposed as a candidate for election to our Board of Directors at the annual general meeting of shareholders to be held in June 2026.

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

Ms. Miyabashira holds an MSc in Agriculture from Kyushu University, Japan.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Giles Platford (April 26, 1978)	President, International Business Unit
Giles Platford is President of International Business Unit of Takeda Pharmaceutical Company Limited, where he directly oversees all markets outside of the U.S., to better position the company for long-term growth and to maximize the patient impact of Takeda’s current and future portfolio across diverse international markets.

Mr. Platford joined Takeda in 2009 as General Manager of Brazil, and later took on the role of Area Head for the Middle East, Turkey & Africa. He then joined the Takeda Executive Team in 2014 as President of Emerging Markets. In 2017, he became President of Europe & Canada, where he also represented Takeda as a board member of the European Federation of Pharmaceutical Industries and Associations (EFPIA). In 2022, he became President of the Plasma-Derived Therapies Business Unit, where he also represented the company as chair of the global executive board for the Plasma Protein Therapeutics Association. He also serves as a board member of the Healthcare Businesswomen’s Association.

Prior to joining Takeda, Mr. Platford spent eight years in Asia Pacific, where he held a number of roles of increasing responsibility in Business Development, Commercial and General Management.

Mr. Platford holds a Bachelor of Arts degree in business and marketing management from Oxford Brookes University, UK, and is currently based in Boston, U.S.

Rhonda Pacheco, Ph.D. (April 26, 1979)	President, U.S. Business Unit and U.S. Country Head	Rhonda Pacheco is President of Takeda’s U.S. Business Unit and U.S. Country Head, and a member of Takeda’s Executive Team. She leads a portfolio spanning gastroenterology, neuroscience, plasma-derived therapies and rare diseases, driving Takeda’s largest market in alignment with the company’s global strategy.

A Pharmaceutical Doctor and business leader with more than 20 years of experience across multiple countries and roles, Dr. Pacheco brings strategic acumen, operational excellence and people-first leadership. She joined Takeda from Eli Lilly, where she served as Group Vice President of U.S. Cardiometabolic Health. In that role, she built high-performing teams focused on improving patient outcomes, advancing health equity and expanding access to life-changing medicines. She also oversaw complex portfolios and product launches, including Lilly’s GLP-1 portfolio, delivering strong commercial results.

Dr. Pacheco is passionate about uniting diverse teams around a shared purpose. Her leadership aligns with Takeda’s values, purpose and vision, fostering teams that deliver meaningful impact for patients, partners and communities.

A Massachusetts native, Dr. Pacheco holds an MBA from Duke University’s Fuqua School of Business and a Doctor of Pharmacy from the University of Rhode Island.
Ramy Riad (February 18, 1975)	President, Plasma-Derived Therapies Business Unit	Ramy Riad is President of Plasma-Derived Therapies (PDT) Business Unit of Takeda Pharmaceutical Company Limited.

A global biopharmaceutical leader with more than 20 years of experience spanning strategy, finance, operations and market access, Mr. Riad brings deep expertise in the plasma industry.

Most recently, Mr. Riad served as Senior Vice President and CFO of Finance, Strategy, and Operations for the PDT Business Unit, where he helped shape Takeda’s end-to-end plasma value chain strategy. He also helped build an integrated operating model spanning plasma collection, manufacturing, R&D, strategy and commercial operations—strengthening alignment, accountability and performance through significant industry and supply chain disruption during the COVID-19 pandemic. Earlier at Takeda, Mr. Riad led international commercial finance across eight regions, 106 countries, and 60 affiliates, driving commercial execution, market penetration, and organizational integration.

Prior to joining Takeda, Mr. Riad held multiple leadership roles at Abbott, Merck, and Sanofi Aventis, working across global market access, pricing, reimbursement, and institutional strategy.

Mr. Riad holds an MBA in Finance from Southern New Hampshire University and a bachelor’s degree in Accounting and Business Administration from Cairo University.

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

Mr. Ricci holds an MBA from the MIB Trieste School of Management and a bachelor’s degree in engineering from the University of Rome Tor Vergata.

Name (Date of birth)	Responsibilities and status within Takeda	Business experience
Elaine Shannon (June 25, 1974)	President, Global Supply & Quality	Elaine Shannon is President of Global Supply & Quality of Takeda Pharmaceutical Company Limited, where she leads internal and external manufacturing, supply chain and quality activities across the Company’s manufacturing network to ensure uninterrupted and sustainable supply of Takeda’s product portfolio.

Most recently, she served as global quality officer from 2023 to 2026, where she oversaw the quality organization, embedding a consistent, enterprise quality management system as well as strengthening a culture of quality. In that role, Ms. Shannon also initiated a transformation of the global quality organization, including a new operating model and capabilities.

Ms. Shannon has held roles of increasing responsibility at Takeda, where she has honed her expertise in quality, manufacturing, and oncology. Additionally, she has served as Head of Takeda’s Massachusetts Biologics Operations manufacturing site, as well as Global Head of Quality Oncology & External Supply Small Molecules and Global Head of Quality Audits and Supplier Management. She joined Takeda’s global quality compliance and systems group in June 2016 to develop the company’s knowledge management processes.

Ms. Shannon has more than 25 years of industry experience in quality, compliance, assurance and R&D, including work with Teva Pharmaceuticals and Pinewood Healthcare.

Outside of Takeda, Ms. Shannon is involved in industry and community leadership through her membership in the Parenteral Drug Association (PDA) and her service on the Board of Directors of Associated Industries of Massachusetts (AIM).

She holds a master’s degree in pharmaceutical manufacturing technology and a bachelor’s degree in Good Manufacturing Practice (GMP).
Jennifer Smoter (April 13, 1972)	Chief Communications & Governance Officer	Jennifer Smoter is Chief Communications & Governance Officer of Takeda Pharmaceutical Company Limited, leading a centralized Global Communications & Governance organization covering internal and external communications, brand leadership, a governance center of excellence, sustainability, and CEO Chief of Staff responsibilities. Jennifer is responsible for safeguarding Takeda’s brand and reputation, deepening trust with stakeholders, and helping shape the external environment in support of Takeda’s strategy. She also ensures strong corporate governance, including close coordination with Takeda’s Board of Directors.

Ms. Smoter joined Takeda in 2026 and has brought nearly three decades of diverse experience in communications, corporate affairs, brand and community and social responsibility. Most recently, Jennifer served as chief communications officer at UnitedHealth Group, where she led a team through advancing Takeda’s reputation and navigating complex challenges.

Previously, she served as chief external affairs officer at Intellia Therapeutics and held numerous senior communications and brand roles at AbbVie and Abbott Laboratories.

Ms. Smoter holds a bachelor's degree from Alverno College and was inducted into the PR Week Hall of Fame in 2024. She is a World 50 Communications member, an Arthur W. Page Society for Communications Professionals seminarian. Jennifer sits on the advisory board of Reversal Therapeutics.

B. Compensation
The following table provides information about our Internal Directors' compensation on an individual basis in the fiscal year ended March 31, 2026:

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Basic compensation	Performance-based compensation		Restricted Stock Unit awards*2	Other
				Annual bonus*1	Performance Share Unit awards*2
Christophe Weber (Director)	¥2,315	Takeda Pharmaceutical Company Limited	¥ 280*4	¥ 157	¥ 755*5	¥ 421*5	¥ —
		Takeda Pharmaceuticals U.S.A., Inc.*3	85	92	300*6	224*6	—
Andrew S. Plump (Director)	1,255	Takeda Pharmaceutical Company Limited	12	—	—	—	—
		Takeda Development Center Americas, Inc.*7	208	209	481*8	291*8	55*9
Milano Furuta (Director)	384	Takeda Pharmaceutical Company Limited	119*10	101	83*11	81*11	—
*1The Company has submitted a proposal (item for resolution) at the 150th Annual General Meeting of Shareholders scheduled to be held on June 24, 2026, "Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members". The amounts of Takeda Pharmaceutical Company Limited stated above represent the bonus amounts if such proposal is approved.
*2Compensation expenses related to Performance Share Unit awards and Restricted Stock Unit awards are recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2026.
*3Shows the salary and annual bonus earned as Head of Global Business of Takeda Pharmaceuticals U.S.A., Inc.
*4Basic compensation includes the grossed-up amount paid for residence and pension allowances etc. (JPY 137 million).
*5The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2022-2025.
*6The amount recognized as an expense during the fiscal year for the stock incentive plan (the Long-Term Incentive Plan for Company Group Employees Overseas (LTIP)) grants awarded in fiscal years 2023-2025.
*7Shows the salary and other amounts earned as the President, Research and Development of Takeda Development Center Americas, Inc.
*8The amount recognized as an expense during the fiscal year for the stock incentive plan (the Long-Term Incentive Plan for Company Group Employees Overseas (LTIP)) grants awarded in fiscal years 2022-2025.
*9Amounts of local retirement plan contributions and other additional benefits paid by Takeda Development Center Americas, Inc. during the fiscal year, as well as the amount equal to taxes on such amounts.
*10Basic compensation includes the amount paid for pension allowance etc. (JPY 7 million).
*11The amount recognized as an expense during the fiscal year for the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2024-2025.
*12In addition to the above, expenses of Performance Share Unit awards and Restricted Stock Unit awards under the stock incentive plan (Board Incentive Plan) grants awarded in fiscal years 2022-2023 for Costa Saroukos, who retired at the close of 148th Annual General Meeting of Shareholders held on June 26, 2024, were recognized as JPY 151 million and JPY 28 million respectively during the fiscal year.
*13In addition to the above, expenses of Performance Share Unit awards and Restricted Stock Unit awards under the stock incentive plan (Board Incentive Plan) grants awarded in fiscal year 2022 for Masato Iwasaki, who retired at the close of 147th Annual General Meeting of Shareholders held on June 28, 2023, were recognized as JPY 21 million and JPY 1 million respectively during the fiscal year.
*14In addition to the above, expenses of Performance Share Unit awards and Restricted Stock Unit awards under the stock incentive plan (Board Incentive Plan) grants awarded for Christophe Weber, who will retire at the close of the 150th Annual General Meeting of Shareholders to be held on June 24, 2026, were recognized as JPY 498 million and JPY 165 million respectively in the fiscal year as a result of recognizing expenses in an accelerated and lump-sum manner to account for his retirement.
*15In addition to the above, expenses of Performance Share Unit awards and Restricted Stock Unit awards under the Long-Term Incentive Plan for Company Group Employees Overseas (LTIP) for Christophe Weber, who will retire from Takeda Pharmaceuticals U.S.A., Inc. at the close of the 150th Annual General Meeting of Shareholders to be held on June 24, 2026, were recognized as JPY 281 million and JPY 94 million respectively in the fiscal year as a result of recognizing expenses in an accelerated and lump-sum manner to account for his retirement.

The following table provides information about our External Directors' compensation on an individual basis in the fiscal year ended March 31, 2026:

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Basic compensation	Performance-based compensation		Restricted Stock Unit awards*1	Other*2
				Annual bonus	Performance Share Unit awards
Masami Iijima (Director)	¥43	Takeda Pharmaceutical Company Limited	¥24	¥—	¥—	¥19	¥—
Ian Clark (Director)	53	Takeda Pharmaceutical Company Limited	19	—	—	19	15
Steven Gillis (Director)	53	Takeda Pharmaceutical Company Limited	19	—	—	19	15
Emiko Higashi (Director)	53	Takeda Pharmaceutical Company Limited	22	—	—	19	12
John Maraganore (Director)	45	Takeda Pharmaceutical Company Limited	19	—	—	19	6
Michel Orsinger (Director)	61	Takeda Pharmaceutical Company Limited	19	—	—	19	22
Miki Tsusaka (Director)	38	Takeda Pharmaceutical Company Limited	19	—	—	19	—
Koji Hatsukawa (Director who is an Audit and Supervisory Committee Member)	43	Takeda Pharmaceutical Company Limited	23	—	—	19	—
Jean-Luc Butel (Director who is an Audit and Supervisory Committee Member)	56	Takeda Pharmaceutical Company Limited	21	—	—	19	15
Yoshiaki Fujimori (Director who is an Audit and Supervisory Committee Member)	40	Takeda Pharmaceutical Company Limited	21	—	—	19	—
Kimberly A. Reed (Director who is an Audit and Supervisory Committee Member)	48	Takeda Pharmaceutical Company Limited	21	—	—	19	7
*1Compensation expense related to Restricted Stock Unit awards are recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2026.
*2The amounts represent expenses for adjustments on compensation, paid to External Directors residing outside of Japan, to account for the impact of foreign exchange rates.

Share-based Compensation Payments
We maintain certain share-based compensation payment plans for the benefit of our directors and certain of our employees. In the fiscal years ended March 31, 2024, 2025 and 2026, we recorded total compensation expense related to our share-based payment plans of JPY 71.5 billion. JPY 73.6 billion and JPY 73.3 billion, respectively, in our consolidated statements of profit or loss. For detailed information about our share-based compensation plans, including our stock option plan, stock incentive plan, phantom stock appreciation rights and restricted stock units, see Note 27 to our audited consolidated financial statements.
Director's Compensation Policy
Please see “Item 6.A Directors and Senior Management” for a list of Takeda's directors and their positions, including their status as “Internal” or “External” directors and membership on the Audit & Supervisory Committee.
Since there are no Internal Directors who are Audit & Supervisory Committee Members in the Company, they are referred to simply as "Internal Directors" hereinafter in this section.
1.Guiding Principles
The following are the guiding principles of the Company's compensation system for Directors to achieve our management objectives under the corporate governance code:
•    To attract, retain and motivate managerial talent to realize our Vision
•    To increase corporate value through optimization of the Company's mid- and long-term performance, while reinforcing our patient first values
•    To be closely linked with company performance, highly transparent and objective
•    To support a strong alignment with the interests of shareholders and enhance a shareholder-oriented management perspective
•    To encourage Directors' spirit of challenge aligned with the values of Takeda-ism, perseverance
•    To establish transparent and appropriate governance of Directors' compensation to establish the credibility with, and the support of, our stakeholders

2.Level of Compensation
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

3.Compensation Components and Mix
3-1. Internal Directors
The compensation of Internal Directors consists of “Basic Compensation” (Base Salary and other fixed compensation (if applicable)), which is paid at a fixed amount and “Performance-based Compensation”, which is paid as a variable amount based on company and other performance factors.
“Performance-based Compensation” consists of an annual “Bonus (short-term incentive compensation)” to be paid based on financial and other performance results for each fiscal year, and a “Long-term Incentive Plan (stock compensation)” linked with long-term company performance results over a 3-year period and with Takeda's share price.
Both Bonus and Long-term incentives represent a significantly higher proportion of Total Director Compensation putting Internal Directors' pay at risk in alignment with the Company's performance. The ratio of Long-term Incentives is particularly high within Performance-based Compensation in order to ensure the alignment of the interests of Internal Directors and shareholders and drive mid-term and long-term company value creation. The targets range from 100% to 250% of Base Salary for "Bonus" and range from 200% to 600% or more of Base Salary for "Long-term Incentive", reflecting the market practices of global companies.

•Standard Compensation Mix Model for Internal Directors
* The ratio of Bonus and Long-term Incentives to Base Salary is determined according to the Internal Director's position.

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
The current compensation mix is “Basic Compensation” and “Long-term Incentive”, which is a maximum of 100% of the Board Retainer.
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
The current compensation mix is “Basic Compensation” and “Long-term Incentive”, which is a maximum of 100% of the Board Retainer.
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

Annual Performance Share Unit Awards
Performance Share Unit awards, which fall under Performance-based Compensation, will be linked to the latest mid- to long-term key performance indicators (KPIs) over a three-year performance period. KPIs are intended to be transparent and objective and may include top line revenues, indicators on profit, R&D metrics, and other performance factors. The payout range for Performance Share Unit awards is from 0% to 200% (100% at target), based on performance achievement. For Long-term Incentive awarded in 2019 and after, a two year holding period will be mandated, and this includes Restricted Stock Unit awards if and when shares become vested.

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

Annual Bonus (Short-term Incentive)
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
For other Internal Directors that have divisional responsibilities, 75% of their annual bonus opportunity is linked to the achievement of the specified Corporate KPI(s) to drive their commitment to group-wide goals, while 25% is linked to the achievement of the division KPI. Effective from Fiscal Year 2026, for Internal Directors other than President and CEO, 25% of the annual bonus opportunity is linked to individual performance, replacing linkage to the achievement of the division KPI.

4-2. Directors who are Audit & Supervisory Committee Members and External Directors
The Long-term Incentive Plan (stock compensation) for Directors who are Audit & Supervisory Committee Members and External Directors consists of Restricted Stock Unit awards linked only to share price and is not otherwise linked to company performance results. The stock compensation awarded in Fiscal Year 2019 and after will vest three years after the award date of the base points used for the calculation and Directors will be required to hold at least 75% of their vested share portion until they cease service as a director (however, stock compensation awarded in or before Fiscal Year 2018 will vest and be paid after they cease service as a director). Bonuses are not available for these categories of Director.

•Whole Picture of Director's Compensation
1. Includes Special Performance Share Unit awards
2. Varies from 0% to 200% in accordance with the achievement of KPIs, which may include top line revenues, indicators on profit, and other performance factors established for a single fiscal year
3. Varies from 0% to 200% in accordance with the achievement of KPIs, which may include top line revenues, indicators on profit, R&D metrics, and other performance factors over a three-year performance period
4. During term of office
5. Vest and paid three years after the award date of the base points used for the calculation

5.Compensation Governance
5-1. Compensation Committee
The Compensation Committee, with all the Committee members being External Directors, has been established to serve as an advisory body for the Board of Directors to ensure the appropriateness of Directors' compensation and the transparency in its decision-making process. The level of compensation, compensation mix and performance-based compensation (Long-term Incentives and Bonus programs) for Directors are reviewed by the Compensation Committee before resolution by the Board of Directors. The Company delegated to the Compensation Committee, by resolution of the Board of Directors, the authority to determine Internal Directors' individual compensation in order to ensure objectivity and transparency in the decision-making process. In order to enhance transparency of the Company's corporate governance, the Company has externally disclosed the Compensation Committee Charter as a part of the Company's corporate governance documents.
The Director's Compensation Policy may continue to evolve and be revised to guide the development of compensation programs that align with Directors' accountabilities and responsibilities, shareholder value creation and Takeda-ism.
5-2. Recoupment Policy
The Compensation Committee and Board of Directors adopted a clawback policy in 2020 and amended that policy in 2023. The amended policy provides that, in the event of a restatement of financial results, Takeda will, in accordance with SEC and NYSE rules, recover from its executive officers any erroneously paid incentive compensation, which consists of incentive-based compensation for the applicable recovery period that would not have been granted absent the restatement (i.e., mandatory clawbacks). In addition, in the event of a restatement and/or significant misconduct, the independent External Directors may require Takeda to recoup additional incentive and other contingent compensation. This would include all or a portion of the incentive and other contingent compensation received by any Internal Director, any other member of the TET, and any other individual designated by the independent External Directors, within the fiscal year, and the three (3) prior fiscal years preceding the date of the Board of Directors' determination of the restatement or the date that independent External Directors determines that significant misconduct occurred, as applicable. The amended policy became effective on October 2, 2023 and, with respect to mandatory clawbacks in the event of a restatement, applies to incentive compensation beginning in the fiscal year ended March 31, 2024.

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

Name	Company	Severance Payment	Other Benefits
Christophe Weber	Takeda	Sum of (i) 100% of annual base salary, (ii) 100% of annual target amount of bonus and (iii) 100% of annual target value of Long-term Incentive, subject to the approval of the shareholders' meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda	Certain repatriation-related benefits, subject to the approval of the shareholders' meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda
	Takeda Pharmaceuticals U.S.A., Inc.	Sum of (i) 100% of annual base salary, (ii) 100% of annual target amount of Short-term Incentive and (iii) 100% of annual target value of Long-term Incentive, subject to the approval of the shareholders' meeting, to the extent required by applicable law and to the extent permitted in light of fiduciary duty and the duty of loyalty of the directors of Takeda	None
Andrew S. Plump	Takeda Development Center Americas, Inc.	Sum of (i) 12 months of current monthly base salary and (ii) 100% of annual target level bonus under the Short-term Incentive Program	Certain health insurance benefits

Ou

r Board of Directors has the ultimate responsibility for the administration of our affairs. Our Board of Directors, however, may delegate by its resolution some or all of its decision-making authority in respect of the execution of operational matters (excluding certain matters specified in the Companies Act) to individual directors and has delegated such decision-making authority as described below. Our Board of Directors elect one or more representative directors from among its members who are not Audit and Supervisory Committee members. Each of the representative directors has the authority to represent us in the conduct of our affairs.
We entered into indemnity agreements with each of Takeda's directors for liability arising from their status as directors or out of an alleged wrongful act by them in such capacity to the extent permitted by applicable law.
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
As of the date of this annual report, Mr. Koji Hatsukawa, Mr. Jean-Luc Butel, Mr. Yoshiaki Fujimori and Ms. Kimberly A. Reed are appointed as the Audit and Supervisory Committee members. Takeda has proposed new external directors Bruce Broussard and Koichiro Kimura be elected as Audit and Supervisory Committee members, as well as Ms. Reed, who has been proposed for re-election, at the 150th Annual General Meeting of Shareholders to be held on June 24, 2026, following the expected retirements of Mr. Hatsukawa, Mr. Butel and Mr. Fujimori. In addition, new external director candidate Paul Stoffels has been proposed to serve as a substitute Audit and Supervisory Committee member.
Takeda Executive Team
As management tasks continue to diversify, we have established a Takeda Executive Team (“TET”) under the President and Chief Executive Officer, consisting of certain directors and employees in senior positions who manage and supervise our key functions. The TET participates in a Business and Sustainability Committee (BSC), including the Risk Sub-Committee (RSC), which is responsible for corporate and business development matters and corporate sustainability-related matters, and a Portfolio Review Committee (PRC), including the Early Pipeline Committee (EPC) as its sub-committee, which is responsible for R&D and products-related matters. Our Board of Directors has delegated via Takeda Group's Management Policy (“T-MAP”) decision-making authorities over certain key business operations to the management under the Company's Articles of Incorporation (excluding certain matters specified in the Companies Act, as well as substantive matters or particularly important matters valued at JPY 100 billion or more or those matters which will have substantial impact on us or our stakeholders) to the President and Chief Executive Officer, and each TET member, including through the management committees, as applicable.
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
D. Employees
As of March 31, 2024, 2025 and 2026, we had 49,281, 47,455 and 47,029 employees on a consolidated basis, respectively. These numbers of employees represent the number of permanent employees excluding temporary employees and were calculated on a full-time equivalent basis. The following table shows our employees by geographic locations:

As of March 31, 2026
Japan	United States	Europe and Canada	Other	Total
4,914	20,356	13,907	7,852	47,029
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

E. Share Ownership
The following table shows the number of shares as of March 31, 2026 owned by directors of the Company as of the date of this annual report:
Directors

Name	Number of shares held (Number of shares to be provided)*1	Number of ADSs held (Number of ADSs to be provided)*2
Christophe Weber	839,300	49,425
	(646,004)	(656,068)
Milano Furuta	30,600	—
	(121,061)	(—)
Andrew Plump	—	623,447
	(—)	(826,384)
Masami Iijima	6,400	—
	(13,224)	(—)
Ian Clark	—	9,696
	(15,580)	(—)
Steven Gillis	—	15,857
	(15,580)	(—)
Emiko Higashi	5,000	7,600
	(19,756)	(—)
John Maraganore	—	7,600
	(13,224)	(—)
Michel Orsinger	—	7,600
	(19,756)	(—)
Miki Tsusaka	—	—
	(13,224)	(—)
Koji Hatsukawa	17,200	—
	(17,742)	(—)
Jean-Luc Butel	—	7,600
	(19,756)	(—)
Yoshiaki Fujimori	19,400	—
	(17,742)	(—)
Kimberly A. Reed	—	8,975
	(13,224)	(—)
Total	917,900	737,800
	(945,873)	(1,482,452)
*1The number of shares held represents the number of ordinary shares held as of March 31, 2026. The number of shares to be provided includes the number of ordinary shares vested but undelivered and scheduled to be vested, including those granted to directors based outside of Japan that will be converted to ADSs for settlement following vesting, under the Board Incentive Plan (“BIP”) and the Employee Stock Ownership Plan (“ESOP”). The number of shares to be provided pursuant to the BIP and the ESOP are comprised of Restricted Stock Unit awards (“RSU awards”) and Performance Share Unit awards ("PSU awards"). RSU awards vest one third each year over a three-year period and PSU awards vest three years from the date of grant. Included PSU awards to be vested in the future years represent the total number of shares to be issued assuming that relevant targets are met at the 100% level; the actual number of shares issued may be fewer or greater depending on the level at which targets are met. If there are PSU awards vested after March 31, 2026, the number of such shares to be provided has been adjusted to the results of KPI. In addition, with regard to the Company's shares to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each Director.
*2The number of ADSs held represents the number of American Depositary Shares held as of March 31, 2026 and is rounded to the nearest whole number. Each ADS represents one half of an ordinary share. The number of ADSs to be provided includes the number of American Depositary Shares vested but undelivered and scheduled to be vested under Long-Term Incentive Plan for Company Group Employees Overseas (“LTIP”). The number of ADSs to be provided pursuant to the LTIP is comprised of RSU awards and PSU awards. RSU awards vest one third each year over a three-year period and PSU awards vest three years from the date of grant. Included PSU awards to be vested in the future years represent the total number of ADSs to be issued assuming that relevant targets are met at the 100% level; the actual number of ADSs issued may be fewer or greater depending on the level at which targets are met. If there are PSU awards vested after

March 31, 2026, the number of such ADSs to be provided has been adjusted to the results of KPI. In addition, with regard to the ADSs to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each Director.

Takeda is proposing four new director candidates, Julie Kim, Paul Stoffels, Bruce Broussard and Koichiro Kimura, to be elected at its 150th Annual General Meeting of Shareholders, to be held on June 24, 2026. The number of shares as of the date of this annual report is shown below:

Name	Number of shares held (Number of shares to be provided)*1	Number of ADSs held (Number of ADSs to be provided)*2
Julie Kim	—	173,773
	(—)	(466,462)
Paul Stoffels	—	—
	(—)	(—)
Bruce Broussard	—	1,104
	(—)	(—)
Koichiro Kimura	—	—
	(—)	(—)

*1The number of shares held represents the number of ordinary shares held as of March 31, 2026. The number of shares to be provided includes the number of ordinary shares vested but undelivered and scheduled to be vested, including those granted to directors based outside of Japan that will be converted to ADSs for settlement following vesting, under the Board Incentive Plan (“BIP”) and the Employee Stock Ownership Plan (“ESOP”). The number of shares to be provided pursuant to the BIP and the ESOP are comprised of Restricted Stock Unit awards (“RSU awards”) and Performance Share Unit awards ("PSU awards"). RSU awards vest one third each year over a three-year period and PSU awards vest three years from the date of grant. Included PSU awards to be vested in the future years represent the total number of shares to be issued assuming that relevant targets are met at the 100% level; the actual number of shares issued may be fewer or greater depending on the level at which targets are met. If there are PSU awards vested after March 31, 2026, the number of such shares to be provided has been adjusted to the results of KPI. In addition, with regard to the Company's shares to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each Director.
*2The number of ADSs held represents the number of American Depositary Shares held as of March 31, 2026 and is rounded to the nearest whole number. Each ADS represents one half of an ordinary share. The number of ADSs to be provided includes the number of American Depositary Shares vested but undelivered and scheduled to be vested under Long-Term Incentive Plan for Company Group Employees Overseas (“LTIP”). The number of ADSs to be provided pursuant to the LTIP is comprised of RSU awards and PSU awards. RSU awards vest one third each year over a three-year period and PSU awards vest three years from the date of grant. Included PSU awards to be vested in the future years represent the total number of ADSs to be issued assuming that relevant targets are met at the 100% level; the actual number of ADSs issued may be fewer or greater depending on the level at which targets are met. If there are PSU awards vested after March 31, 2026, the number of such ADSs to be provided has been adjusted to the results of KPI. In addition, with regard to the ADSs to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each Director.
Each of our directors held less than one percent of our total issued shares as of March 31, 2026. Shares held by directors have equal voting rights as common stock held by other holders.
For detailed information about our share-based compensation plans, including BIP and LTIP, see Note 27 to our audited consolidated financial statements.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth the number of shares held of record by each of our principal shareholders as well as the percentage of our issued shares held by each of our principal shareholders as of March 31, 2026:

Shareholder	Number of shares held of record	Percentage of issued shares*1
	(thousands, except percentages)
The Master Trust Bank of Japan, Ltd. (Trust account)	266,860	16.84%
Custody Bank of Japan, Ltd. (Trust account)	85,053	5.37
The Bank of New York Mellon as depositary bank for depositary receipt holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	71,655	4.52
State Street Bank and Trust Company 505001 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	46,685	2.95
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	38,731	2.44
JP Morgan Chase Bank 385642 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	24,242	1.53
JP Morgan Chase Bank 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	23,394	1.48
SMBC Nikko Securities Inc.	22,142	1.40
JP Morgan Securities Japan Co., Ltd.	20,021	1.26
Barclays Securities Japan Limited	18,406	1.16
Total	617,189	38.94%
*1Percentage of issued shares excludes treasury stock held as of March 31, 2026. As of March 31, 2026, we held 11,392,279 shares of common stock as treasury stock, which include 6,290,256 shares held by us, 5,102,023 shares held in trust for our stock-based compensation plans and no shares held by equity-method affiliates. The total number of issued shares, less treasury stock, used to calculate percentages in the above table include such shares held in trust.
Our major shareholders of common stock have the same voting rights as other holders of common stock.
According to a statement on Schedule 13G (Amendment No. 3) filed on February 5, 2024, Sumitomo Mitsui Trust Group, Inc. (formerly Sumitomo Mitsui Trust Holdings, Inc.) (including its affiliates) beneficially owned 87,400,834 shares of our common stock, representing 5.5% of our outstanding shares of common stock. According to an amendment to the Report of Substantial Shareholding (tairyo hoyu hokokusho) filed with the Director of the Kanto Local Finance Bureau on September 19, 2025, Sumitomo Mitsui Trust Asset Management Co., Ltd. and Amova Asset Management Co., Ltd., subsidiaries of Sumitomo Mitsui Trust Group, Inc., collectively beneficially owned 83,841,063 shares of our common stock, representing 5.27% of our outstanding shares of common stock. However, we have not confirmed the status of these shareholdings as of the date of this annual report.
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
As of March 31, 2026, there were 474 holders of record of our common stock with addresses in the U.S., whose shareholdings represented approximately 21% of our outstanding common stock on that date. One such shareholder was The Bank of New York Mellon as depositary for holders of ADSs, which held 71,655 shares, or 4.52% of the total number of shares in issue, as of March 31, 2026. Because some of these shares were held by brokers or other nominees, the number of holders of record with addresses in the U.S. might not fully reflect the number of beneficial owners in the U.S.
To the extent known to us, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly.
To our knowledge, there are no arrangements, which may at a subsequent date result in a change in control of us.
B. Related Party Transactions
From time to time, we enter into agreements and engage in transactions with our related parties, within the meaning of Item 7.B of Form 20-F, in the ordinary course of our business. For the fiscal year ended March 31, 2026, such transactions included, but were not limited to charitable donations. The terms and conditions of our related party transactions are consistent with third-party transactions and reflect market prices. Takeda does not consider the amounts involved in these transactions to be material to its business.

C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
Our audited consolidated financial statements are included under “Item 18—Financial Statements.”
Legal Proceedings
The information required by this item is set forth in our consolidated financial statements included in this annual report. See Note 31 to our audited consolidated financial statements for a detailed discussion of legal proceedings.
Dividends
Takeda’s policy in the allocation of capital is as follows:
• Invest in growth drivers; and
• Shareholder returns.
With respect to "Invest in growth drivers", Takeda makes strategic investments in new product launches, internal and external opportunities to enhance its pipeline, and plasma-derived therapies. With regard to "Shareholder returns", Takeda has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate.
As noted above, the return of capital to shareholders is one of the focus areas for our management, and we believe our dividend policy is an important tool for accomplishing our goals.
i) Dividends declared and paid during the previous fiscal years and the current fiscal year

Dividends declared and paid	JPY (billions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2023, to March 31, 2024
Q1 2023	¥140.5	¥90.00	March 31, 2023	June 29, 2023
Q3 2023	148.0	94.00	September 30, 2023	December 1, 2023
April 1, 2024, to March 31, 2025
Q1 2024	148.0	94.00	March 31, 2024	June 27, 2024
Q3 2024	155.9	98.00	September 30, 2024	December 2, 2024
April 1, 2025, to March 31, 2026
Q1 2025	154.8	98.00	March 31, 2025	June 26, 2025
Q3 2025	158.5	100.00	September 30, 2025	December 1, 2025

ii) Dividends declared whose record date falls in the fiscal year ended March 31, 2026 and the effective date falls in the following fiscal year
Matters with respect to dividends on shares of common stock will be proposed at the Annual General Meeting of Shareholders to be held on June 24, 2026.

Dividends to be submitted	JPY (billions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2026, to March 31, 2027
Q1 2026	¥158.5	¥100.00	March 31, 2026	June 25, 2026

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
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of March 31, 2026, our authorized share capital consisted of 3,500,000,000 shares of common stock of which 1,591,229,109 shares were issued.
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
Item 11. Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks primarily from changes in foreign currency exchange rates, interest rate changes and changes in the value of our investment securities. The information required under this Item 11 is set forth in Note 26 to our audited consolidated financial statements included in this annual report.

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
Direct and Indirect Payments by the Depositary
The depositary has agreed to make revenue sharing payments to us based on a fixed portion of the net issuance, net cancellation and net depositary servicing fees received by it under the deposit agreement, subject to a minimum annual payment based on the total of such fees received by the depositary. In the fiscal year ended March 31, 2026, we received USD 1.5 million of such revenue sharing payments.
The depositary has also agreed to waive fees and expenses for services provided to us, to ADS holders or to their respective brokers by the depositary in connection with the establishment, administration and ongoing servicing of the ADS program. Furthermore, the depositary has agreed to waive fees for certain value-added services, including training for our staff, investor relations advisory services and access to the depositary’s analytics and reporting platform. Accordingly, in the fiscal year ended March 31, 2026, the depositary waived approximately USD 0.1 million of fees and expenses.

Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
We have carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of March 31, 2026. Disclosure controls and procedures require that information to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO have concluded that, as of March 31, 2026, our disclosure controls and procedures were effective at the reasonable assurance level.
Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Takeda’s internal control over financial reporting is designed to provide reasonable assurance to management regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements in accordance with IFRS. Management assessed the effectiveness of Takeda’s internal control over financial reporting as of March 31, 2026 based on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that, Takeda’s internal control over financial reporting is effective as of March 31, 2026. The effectiveness of internal control over financial reporting as of March 31, 2026 has been audited by KPMG AZSA LLC, our independent registered public accounting firm. Its audit report on the effectiveness of Takeda’s internal control over financial reporting is included in the audited consolidated financial statements.
Attestation Report of the Registered Public Accounting Firm
See “—Report of Independent Registered Public Accounting Firm” included in the audited consolidated financial statements.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended March 31, 2026 that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.
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

Item 16B. Code of Ethics
We have adopted the Takeda Global Code of Conduct, which applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Takeda Global Code of Conduct is posted on our corporate website at https://www.takeda.com/who-we-are/global-ethics-compliance/. No waivers to the Global Code of Conduct were granted to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions in the fiscal year ended March 31, 2026.
Item 16C. Principal Accountant Fees and Services
Audit and Non‑Audit Fees
The following table sets forth the fees billed to us by our independent certified public accountant, KPMG AZSA LLC (including its Japanese and non-Japanese affiliates), in the fiscal years ended March 31, 2025 and 2026:

	For the fiscal year ended March 31,
	2025	2026
	(billions of yen)
Audit fees*1	¥3.57	¥3.15
Audit‑related fees*2	0.14	0.21
Tax fees *3	—	0.00
Other fees*4	0.07	—
Total fees	¥3.78	¥3.36
*1Audit fees were related to the audit of our consolidated financial statements and other audit services provided in connection with statutory and regulatory filings or engagements.
*2Audit‑related fees include fees related to other assurance and related services, including the risk and internal control design assessment services related to the implementation of the new system, limited assurance on certain sustainability information and agreed-upon procedures.
*3Tax fees include fees for tax compliance assistance for a subsidiary in liquidation.
*4Other fees include fees for other permissible services including readiness review for certain rule and regulations.

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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2026:

	Total number of shares purchased*1	Average price paid per share (yen)	Total number of shares purchased as part of publicly announced plans or programs*2	Maximum approximate value of shares that may yet be purchased under the plans or programs (billions of yen)
April 1 to April 30, 2025	11,823,577	¥4,227.00	11,823,500	¥—
May 1 to May 31, 2025	401,207	4,052.54	401,100	—
June 1 to June 30, 2025	129	4,343.34	—	—
July 1 to July 31, 2025	396	4,383.89	—	—
August 1 to August 31, 2025	439	4,350.00	—	—
September 1 to September 30, 2025	385	4,497.57	—	—
October 1 to October 31, 2025	416	4,295.17	—	—
November 1 to November 30, 2025	260	4,305.40	—	—
December 1 to December 31, 2025	123	4,473.46	—	—
January 1 to January 31, 2026	199	5,015.35	—	—
February 1 to February 28, 2026	396	5,404.58	—	—
March 1 to March 31, 2026	286	5,752.60	—	—
Total	12,227,813	¥4,591.74	12,224,600	¥—
*1Total number of shares purchased in the above table reflect (a) purchases of shares in relation to stock-based incentive compensation plans, (b) acquisition of own shares in relation to up to the JPY 100.0 billion share buyback approved by our board of directors on January 30, 2025 and (c) purchases of shares constituting less than one “unit” (100 shares).
A total of 3,213 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2026, due to our purchase of shares constituting less than one “unit” (100 shares) from holders of shares constituting less than one unit at the current market price of those shares.
*2Total number of shares purchased as part of publicly announced plans or programs in the above table reflect purchases of shares in May 2025 in relation to stock-based incentive compensation plans.
On May 8, 2025, we announced that our board of directors resolved to continue the stock compensation plan which was introduced as a long-term incentive plan for members of the board of directors in the fiscal year ended March 31, 2017, as well as to continue the stock grant system which was introduced in the fiscal year ended March 31, 2015 as a global long-term incentive plan for Company Group Management in Japan.
On January 30, 2025, we announced that our board of directors had resolved to approve the repurchase of shares of common stock by us, consisting of a total of up to 28.5 million shares for a total aggregate purchase price of up to JPY 100.0 billion to be purchased through a trust bank between February 17, 2025 and May 31, 2025. Pursuant to this plan, we repurchased an aggregate of 11,823,500 shares during April 2025.
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
Our board of directors consists of 14 directors, of which 11 are external directors under the Companies Act (If the proposals at the 150th Annual General Meeting of Shareholders are approved, our board of directors will consist of 11 directors, of which 8 are external directors under the Companies Act). Our Audit and Supervisory Committee is comprised of four of our directors, all of whom qualify as external directors under this standard (If the proposal at the 150th Annual General Meeting of Shareholders is approved, our Audit and Supervisory Committee will be comprised of three of our directors, all of whom qualify as external directors under this standard). Each of our external directors also qualifies as “independent” as described under “Director Independence (303A.02)” below, and each of the members of our Audit and Supervisory Committee qualifies as “independent” for purposes of Rule 10A-3 under the Exchange Act.
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
Although the Companies Act does not require companies with audit and supervisory committees to establish nomination committees or compensation committees, we have voluntarily established such committees in order to ensure transparency. Our Nomination Committee consists of six directors (all of which are independent external directors for the purposes of Japanese law and the rules of the Tokyo Stock Exchange). Committee meetings are attended by the President & CEO as an observer, along with other relevant members of management as appropriate. The composition of our Nomination Committee after the 150th Annual General Meeting of Shareholders will be determined at the Board of Directors meeting immediately held thereafter. Director candidates nominated by our Board of Directors based on the advice of our Nomination Committee must be approved at our general meeting of shareholders. Unlike the nomination/corporate governance committees of U.S. domestic issuers, our Nomination Committee is not also responsible for corporate governance policies.
Our Compensation Committee consists of five directors (all of which are independent external directors for the purposes of Japanese law and the rules of the Tokyo Stock Exchange; the composition of our Compensation Committee after the 150th Annual General Meeting of

Shareholders will be determined at the Board of Directors meeting immediately held thereafter). The maximum total amount of compensation for our directors must be approved at our general meeting of shareholders, provided that the maximum total amounts for directors who are Audit and Supervisory Committee members and for other directors must be separately approved. The individual amounts of compensation for our directors (other than Audit and Supervisory Committee members) is determined in accordance with the compensation standards determined by our board of directors or a resolution of our board of directors. The Board of Directors delegates the decision on the amount of compensation for individual directors to the Compensation Committee. The individual amounts of compensation for our Audit and Supervisory Committee members are determined by discussion among the Audit and Supervisory Committee members.
Our Audit and Supervisory Committee consists of four directors (after the 150th Annual General Meeting of Shareholders, three directors; all of whom are independent external directors for the purposes of Japanese law and the rules of the Tokyo Stock Exchange), and all of whom currently satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our Audit and Supervisory Committee does not necessarily satisfy all of the additional audit committee requirements applicable to NYSE-listed U.S. domestic companies under Section 303A.07, nor is it required to under the standards applicable to foreign private issuers under Section 303A. U.S. domestic issuers listed on NYSE are also required to disclose the respective charters of their nomination/corporate governance committee, their compensation committee and their audit committee. Although Japanese law and the regulations of the Tokyo Stock Exchange do not require us to disclose these charters, we voluntarily publish our Nomination Committee Charter, Compensation Committee Charter and Audit and Supervisory Committee Charter on our website in order to increase the transparency of our corporate governance.
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
Code of Business Conduct and Ethics (303A.10)
U.S. domestic issuers listed on NYSE are required to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Although not required to do so under the NYSE listed company manual, we have established a global code of business conduct and ethics, known as the Takeda Global Code of Conduct, which is posted on our website. Although the Takeda Global Code of Conduct functions as a code of business conduct and ethics, it is not required to cover all of the same areas as that of a U.S. domestic issuer under the NYSE listed company manual. Pursuant to the requirements of Form 20-F, waivers, if any, to the Takeda Global Code of Conduct given to our directors or senior management are disclosed by us in our annual reports on Form 20-F. No such waivers were granted in the fiscal year ended March 31, 2026.
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
TCR risk professionals assess identified risks for their perceived severity of impact on Takeda and likelihood of occurrence, and design and implement appropriate responsive measures in collaboration with relevant business units. TCR provides to the CISO on a monthly basis, and to other members of DD&T senior management on a quarterly basis, operational reports regarding the number and nature of cyber incidents detected and the status of controls and program enhancements. Cybersecurity risk management is integrated into Takeda’s Enterprise Risk Management program and addressed as a principal risk under the accountability of the Business & Sustainability Committee (“BSC”) and the Risk Sub-Committee (“RSC”). The Board of Directors reviews and approves the Enterprise Risk Assessment on an annual basis, which includes significant cyber security matters and associated mitigation plans, and assesses the effectiveness of the mitigation. In addition, all Takeda employees receive online training on cyber threats as well as periodic e-mail reminders about best practices to safeguard from those threats.
While Takeda’s cybersecurity risk management program is principally directed by TCR risk professionals, since the fiscal year ended March 31, 2025, Takeda has been engaged in a multi-year program to invest further in its cybersecurity capabilities in part through the retention of a third-party managed security service provider (MSSP) and investments to enhance cybersecurity controls and processes, including patch and vulnerability management and defenses against AI-driven cyber threats. The MSSP is responsible for facilitating cybersecurity operations, incident response and access management activities involving Takeda personnel and other third parties in a centralized and coordinated manner to enhance the effectiveness and efficiency of Takeda’s cybersecurity program. TCR risk professionals oversee the MSSP and remain principally responsible for cybersecurity risk management. Takeda also engages with other third parties for its cybersecurity program on an as-needed basis, including with respect to technical consulting and third-party digital forensic or cyber recovery partners in connection with incident response activities.
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
Cyber Incident Impacts
During the three fiscal years ended March 31, 2026, no risks from cybersecurity threats, including previous incidents, have materially affected or are reasonably likely to materially affect Takeda, including its business strategy, results of operations or financial condition. Notwithstanding our risk management efforts described above, we have been the target of cyber-attacks and anticipate they will continue. Takeda cannot completely eliminate all risks associated with such attacks, which could have a material adverse effect on Takeda’s business strategy, results of operations or financial condition as further described in “Item 3.D. Risk Factors—Risks Relating to Our Business Strategies—We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of misuse, theft, exposure, tampering or other intrusions.”

Governance
Takeda’s Board of Directors (the “Board”) is ultimately responsible for overseeing Takeda’s management of cybersecurity risk and provides strategic direction for Takeda’s cybersecurity program and responses to cybersecurity risks and incidents. Takeda’s CISO generally provides an annual update to the Board on the status of Takeda’s cybersecurity program, including significant developments, and the Board receives reports of any decisions by any of Takeda’s Business and Sustainability Committee, Portfolio Review Committee or Risk, Ethics and Compliance Committee (see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Takeda Executive Team”) related to cybersecurity. In addition, the Board reviews and approves the Enterprise Risk Assessment, which includes significant cybersecurity risk matters, on an annual basis. On an as-needed basis, the Board is informed of, and provides strategic direction on, significant cybersecurity risks or incidents, if and when identified, by the CISO and CDTO.
The Business and Sustainability Committee (“BSC”), including the Risk Sub-Committee (“RSC”), is the governing management committee responsible for overseeing risk management, including cybersecurity risk. The BSC is composed of the Takeda Executive Team, and the RSC is chaired by Takeda’s Global General Counsel. In addition, Takeda’s CISO attends BSC and RSC for relevant agenda items and generally provides an update to the RSC on the status of Takeda’s cybersecurity program, including significant developments, on at least an annual basis. On an as-needed basis, DD&T senior management escalates decisions regarding significant cybersecurity risks to the RSC, which also reviews and approves Takeda’s annual Enterprise Risk Assessment before it is approved by the Board. For a description of the relevant expertise of the CISO and of management’s role and processes in assessing and managing material risks from cybersecurity threats, see “—Risk management and strategy—Cybersecurity Risk Management Framework.”

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

Exhibit 1.2*	Board of Directors Charter of Takeda Pharmaceutical Company Limited (English Translation)
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

Exhibit 8.1	List of subsidiaries of Takeda Pharmaceutical Company Limited, as of March 31, 2026: See “Item 4. Information on the Company—C. Organizational Structure.”
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

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	The cover page for the registrant’s Annual Report on Form 20-F for the year ended March 31, 2026, has been formatted in Inline XBRL

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
Date: June 17, 2026

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Takeda Pharmaceutical Company Limited and its subsidiaries (the Company) as of March 31, 2026 and 2025, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended March 31, 2026, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of
March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three‑year period ended March 31, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 17, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Evaluation of the provisions for U.S. Medicaid and U.S. commercial managed care rebates
As discussed in Notes 3 and 22 to the consolidated financial statements, the Company recorded provisions for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. State and Federal government health programs (collectively, “U.S. rebates”) of 291,232 million JPY which included U.S. Medicaid and U.S. commercial managed care programs as a reduction to gross sales to arrive at net sales as of March 31, 2026. The provisions for U.S. rebates are recorded in the same period that the corresponding revenues are recognized; however, the U.S. rebates are not fully paid until subsequent periods.

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

Valuation of goodwill
As discussed in Notes 3 and 11 to the consolidated financial statements, the Company recorded goodwill of 5,809,010 million JPY as of March 31, 2026. Goodwill was tested for impairment at the single operating segment level (one cash generating unit (CGU)), which was the level at which goodwill was monitored for internal management purposes. Goodwill was tested for impairment annually and whenever there is any indication of impairment. Impairment loss for goodwill is recognized if the recoverable amount of goodwill is less than the carrying amount. The recoverable amount of goodwill was assessed based on fair value less costs of disposal. The fair value less costs of disposal was determined by discounting the estimated future cash flows based on a 10-year projection using a terminal growth rate and a discount rate as well as deducting the estimated costs of disposal. The projection included the sales forecast related to certain products in the U.S. as the significant assumption. The Company did not record an impairment loss for goodwill as a result of the impairment testing.

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
June 17, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Takeda Pharmaceutical Company Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Takeda Pharmaceutical Company Limited and its subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2026 and 2025, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively, the consolidated financial statements), and our report dated June 17, 2026 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG AZSA LLC
Tokyo, Japan
June 17, 2026

( TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Profit or Loss for the Year Ended March 31,

		JPY (millions, except per share data)
	Note	2024	2025	2026
Revenue	4	¥4,263,762	¥4,581,551	¥4,505,720
Cost of sales		(1,426,678)	(1,580,217)	(1,571,588)
Selling, general and administrative expenses		(1,053,819)	(1,104,766)	(1,084,215)
Research and development expenses		(729,924)	(730,227)	(675,924)
Amortization and impairment losses on intangible assets associated with products	12	(652,117)	(643,233)	(633,544)
Other operating income	5	19,379	26,212	24,747
Other operating expenses	5	(206,527)	(206,733)	(558,979)
Operating profit		214,075	342,586	6,217
Finance income	6	52,093	46,549	211,177
Finance expenses	6	(219,850)	(210,065)	(357,572)
Share of profit (loss) of investments accounted for using the equity method		6,473	(3,986)	(2,177)
Profit (loss) before tax		52,791	175,084	(142,355)
Income tax (expenses) benefit	7	91,406	(66,941)	(9,770)
Net profit (loss) for the year		¥144,197	¥108,143	¥(152,125)
Attributable to:
Owners of the Company	8	¥144,067	¥107,928	¥(152,390)
Non-controlling interests		130	215	264
Net profit (loss) for the year		¥144,197	¥108,143	¥(152,125)
Earnings per share (JPY)
Basic earnings (loss) per share	8	¥92.09	¥68.36	¥(96.75)
Diluted earnings (loss) per share	8	91.16	67.23	(96.75)

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Comprehensive Income for the Year Ended March 31,

		JPY (millions)
	Note	2024	2025	2026
Net profit (loss) for the year		¥144,197	¥108,143	¥(152,125)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	9	2,309	(12,311)	(4,976)
Remeasurement of defined benefit pension plans	9	(5,002)	(7,046)	1,914
		(2,693)	(19,357)	(3,062)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9	968,842	(153,345)	903,895
Cash flow hedges	9	23,456	(956)	28,950
Hedging cost	9	7,197	7,963	3,159
Share of other comprehensive loss of investments accounted for using the equity method	9	(1,793)	(145)	(541)
		997,702	(146,484)	935,463
Other comprehensive income (loss) for the year, net of tax	9	995,009	(165,841)	932,401
Total comprehensive income (loss) for the year		¥1,139,206	¥(57,698)	¥780,275
Attributable to:
Owners of the Company		¥1,139,033	¥(57,852)	¥779,963
Non-controlling interests		173	154	313
Total comprehensive income (loss) for the year		¥1,139,206	¥(57,698)	¥780,275

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Financial Position as of March 31,

		JPY (millions)
	Note	2025	2026
Assets
Non-current assets:
Property, plant and equipment	10	¥1,968,209	¥2,120,639
Goodwill	11	5,324,430	5,809,010
Intangible assets	12	3,631,560	3,419,348
Investments accounted for using the equity method		10,802	8,796
Other financial assets	14	351,124	439,941
Other non-current assets		70,282	77,010
Deferred tax assets	7	370,745	546,260
Total non-current assets		11,727,152	12,421,004
Current assets:
Inventories	15	1,217,349	1,396,620
Trade and other receivables	16	709,465	844,312
Other financial assets	14	20,476	41,888
Income taxes receivable		15,789	32,036
Other current assets		159,603	162,638
Cash and cash equivalents	17	385,113	595,054
Assets held for sale	18	13,397	17,955
Total current assets		2,521,192	3,090,503
Total assets		¥14,248,344	¥15,511,506

See accompanying notes to consolidated financial statements.

		JPY (millions)
	Note	2025	2026
Liabilities and Equity
Liabilities:
Non-current liabilities:
Bonds and loans	19	¥3,966,326	¥4,369,681
Other financial liabilities	20	550,900	571,248
Net defined benefit liabilities	21	135,429	143,683
Provisions	22	35,177	37,550
Other non-current liabilities	23	82,859	99,818
Deferred tax liabilities	7	35,153	26,804
Total non-current liabilities		4,805,844	5,248,784
Current liabilities:
Bonds and loans	19	548,939	512,157
Trade and other payables	24	475,541	491,345
Other financial liabilities	20	219,120	141,220
Income taxes payable		133,497	97,880
Provisions	22	533,140	998,501
Other current liabilities	23	596,283	590,152
Liabilities held for sale	18	—	818
Total current liabilities		2,506,521	2,832,074
Total liabilities		7,312,365	8,080,858
Equity:
Share capital		1,694,685	1,695,277
Share premium		1,775,713	1,776,352
Treasury shares		(74,815)	(49,128)
Retained earnings		1,187,586	712,381
Other components of equity		2,351,915	3,297,407
Other comprehensive income associated with assets held for sale	18	—	(2,848)
Equity attributable to owners of the Company		6,935,084	7,429,441
Non-controlling interests		895	1,208
Total equity		6,935,979	7,430,649
Total liabilities and equity		¥14,248,344	¥15,511,506
See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2023		¥1,676,345	¥1,728,830	¥(100,317)	¥1,541,146	¥1,606,128	¥12,470
Net profit (loss) for the year					144,067
Other comprehensive income (loss)						967,279	2,036
Comprehensive income (loss) for the year		—	—	—	144,067	967,279	2,036
Transactions with owners:
Issuance of new shares	25	251	251
Acquisition of treasury shares				(2,367)
Disposal of treasury shares			0	0
Dividends	25				(287,785)
Changes in ownership
Transfers from other components of equity					(6,226)		1,224
Share-based compensation	27		69,836
Exercise of share-based awards	27		(51,503)	51,426
Total transactions with owners		251	18,584	49,059	(294,011)	—	1,224
As of March 31, 2024		¥1,676,596	¥1,747,414	¥(51,259)	¥1,391,203	¥2,573,407	¥15,729

		Equity attributable to owners of the Company
		Other components of equity				Other comprehensive income related to assets held for sale
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity		Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023		¥(87,352)	¥(23,127)	¥—	¥1,508,119	¥—	¥6,354,122	¥549	¥6,354,672
Net profit (loss) for the year					—		144,067	130	144,197
Other comprehensive income (loss)		23,456	7,197	(5,002)	994,966		994,966	44	995,009
Comprehensive income (loss) for the year		23,456	7,197	(5,002)	994,966	—	1,139,033	173	1,139,206
Transactions with owners:
Issuance of new shares	25				—		502		502
Acquisition of treasury shares					—		(2,367)		(2,367)
Disposal of treasury shares					—		1		1
Dividends	25				—		(287,785)		(287,785)
Changes in ownership					—		—	18	18
Transfers from other components of equity				5,002	6,226		—		—
Share-based compensation	27				—		69,836		69,836
Exercise of share-based awards	27				—		(77)		(77)
Total transactions with owners		—	—	5,002	6,226	—	(219,892)	18	(219,873)
As of March 31, 2024		¥(63,896)	¥(15,930)	¥—	¥2,509,310	¥—	¥7,273,264	¥741	¥7,274,005
See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024		¥1,676,596	¥1,747,414	¥(51,259)	¥1,391,203	¥2,573,407	¥15,729
Net profit (loss) for the year					107,928
Other comprehensive income (loss)						(153,429)	(12,311)
Comprehensive income (loss) for the year		—	—	—	107,928	(153,429)	(12,311)
Transactions with owners:
Issuance of new shares	25	18,089	18,089
Acquisition of treasury shares	25		(20)	(51,905)
Disposal of treasury shares			0	0
Dividends	25				(303,160)
Transfers from other components of equity					(8,385)		1,339
Share-based compensation	27		74,707
Exercise of share-based awards	27		(64,476)	28,348
Total transactions with owners		18,089	28,300	(23,557)	(311,545)	—	1,339
As of March 31, 2025		¥1,694,685	¥1,775,713	¥(74,815)	¥1,187,586	¥2,419,978	¥4,757

		Equity attributable to owners of the Company
		Other components of equity				Other comprehensive income related to assets held for sale
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity		Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2024		¥(63,896)	¥(15,930)	¥—	¥2,509,310	¥—	¥7,273,264	¥741	¥7,274,005
Net profit (loss) for the year					—		107,928	215	108,143
Other comprehensive income (loss)		(956)	7,963	(7,046)	(165,780)		(165,780)	(61)	(165,841)
Comprehensive income (loss) for the year		(956)	7,963	(7,046)	(165,780)	—	(57,852)	154	(57,698)
Transactions with owners:
Issuance of new shares	25				—		36,178		36,178
Acquisition of treasury shares	25				—		(51,925)		(51,925)
Disposal of treasury shares					—		0		0
Dividends	25				—		(303,160)		(303,160)
Transfers from other components of equity				7,046	8,385		—		—
Share-based compensation	27				—		74,707		74,707
Exercise of share-based awards	27				—		(36,129)		(36,129)
Total transactions with owners		—	—	7,046	8,385	—	(280,328)	—	(280,328)
As of March 31, 2025		¥(64,852)	¥(7,967)	¥—	¥2,351,915	¥—	¥6,935,084	¥895	¥6,935,979

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2025		¥1,694,685	¥1,775,713	¥(74,815)	¥1,187,586	¥2,419,978	¥4,757
Net profit (loss) for the year					(152,390)
Other comprehensive income (loss)						903,306	(4,976)
Comprehensive income (loss) for the year		—	—	—	(152,390)	903,306	(4,976)
Transactions with owners:
Issuance of new shares	25	593	593
Acquisition of treasury shares	25		(20)	(51,618)
Dividends	25				(312,524)
Transfers from other components of equity					(10,292)		12,205
Share-based compensation	27		77,371
Exercise of share-based awards	27		(77,305)	77,305
Transfer to other comprehensive income associated with assets held for sale	18					2,848
Total transactions with owners		593	638	25,687	(322,815)	2,848	12,205
As of March 31, 2026		¥1,695,277	¥1,776,352	¥(49,128)	¥712,381	¥3,326,132	¥11,986

		Equity attributable to owners of the Company
		Other components of equity				Other comprehensive income related to assets held for sale
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity		Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2025		¥(64,852)	¥(7,967)	¥—	¥2,351,915	¥—	¥6,935,084	¥895	¥6,935,979
Net profit (loss) for the year					—		(152,390)	264	(152,125)
Other comprehensive income (loss)		28,950	3,159	1,914	932,352		932,352	48	932,401
Comprehensive income (loss) for the year		28,950	3,159	1,914	932,352	—	779,963	313	780,275
Transactions with owners:
Issuance of new shares	25				—		1,186		1,186
Acquisition of treasury shares	25				—		(51,638)		(51,638)
Dividends	25				—		(312,524)		(312,524)
Transfers from other components of equity				(1,914)	10,292		—		—
Share-based compensation	27				—		77,371		77,371
Exercise of share-based awards	27				—		—		—
Transfer to other comprehensive income associated with assets held for sale	18				2,848	(2,848)	—		—
Total transactions with owners		—	—	(1,914)	13,140	(2,848)	(285,606)	—	(285,606)
As of March 31, 2026		¥(35,903)	¥(4,808)	¥—	¥3,297,407	¥(2,848)	¥7,429,441	¥1,208	¥7,430,649

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows for the Year Ended March 31,

		JPY (millions)
	Note	2024	2025	2026
Cash flows from operating activities:
Net profit (loss) for the year		¥144,197	¥108,143	¥(152,125)
Depreciation and amortization		728,002	761,396	721,127
Impairment losses		150,017	106,529	145,716
Equity-settled share-based compensation	27	70,871	72,867	72,775
Loss on sales and disposal of property, plant and equipment		6,052	4,495	3,068
Gain on divestment of business and subsidiaries		(7,832)	(10,198)	(18,265)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	5	20,757	(602)	1,006
Finance (income) and expenses, net		167,757	163,516	146,395
Share of loss (profit) of investments accounted for using the equity method		(6,473)	3,986	2,177
Income tax expenses (benefit)		(91,406)	66,941	9,770
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables		15,104	(58,959)	(70,166)
Increase in inventories		(115,743)	(34,973)	(61,293)
Decrease in trade and other payables		(9,895)	(7,118)	(3,150)
Increase (decrease) in provisions		(126,901)	45,166	416,120
Decrease in other financial liabilities		(18,568)	(3,488)	(81,606)
Settlement of forward exchange contracts, net	2	(46,572)	5,945	129,727
Other, net		39,016	(16,052)	(47,282)
Cash generated from operations		918,383	1,207,595	1,213,993
Income taxes paid		(219,941)	(170,589)	(180,405)
Tax refunds and interest on tax refunds received		17,902	20,176	7,843
Net cash from operating activities		716,344	1,057,182	1,041,431
Cash flows from investing activities:
Interest received		11,161	17,660	17,359
Dividends received		13,191	635	1,298
Acquisition of property, plant and equipment		(175,420)	(200,795)	(176,003)
Proceeds from sales of property, plant and equipment		8,606	78	6,454
Acquisition of intangible assets		(305,310)	(147,046)	(234,930)
Acquisition of option to license		—	(31,784)	(3,726)
Acquisition of investments		(6,766)	(97,536)	(15,895)
Proceeds from sales and redemption of investments		8,021	29,442	7,031
Acquisition of shares in associates		—	(1,004)	(623)
Proceeds from sales of shares in associates	18	—	57,691	880
Proceeds from sales of business, net of cash and cash equivalents divested	18	19,959	20,556	33,325
Settlement of forward exchange contracts designated as net investment hedges, net		(33,300)	(13,847)	(1,536)
Other, net		(4,003)	(1,111)	(2,775)
Net cash used in investing activities		(463,862)	(367,060)	(369,141)
Cash flows from financing activities:
Net increase (decrease) in short-term loans and commercial papers	26	277,000	27,490	(341,780)
Proceeds from issuance of bonds and long-term loans	26	100,000	1,024,460	586,060
Repayments of bonds and long-term loans	26	(320,901)	(1,321,090)	(200,432)
Settlement of cross currency interest swaps related to bonds and loans	26	60,063	46,880	—
Acquisition of treasury shares		(2,326)	(51,860)	(51,603)
Interest paid		(100,375)	(112,984)	(121,380)
Dividends paid		(287,188)	(302,498)	(311,901)
Repayments of lease liabilities	26	(54,586)	(45,174)	(42,772)
Other, net		(26,102)	(16,647)	(13,011)
Net cash used in financing activities		(354,416)	(751,425)	(496,820)
Net increase (decrease) in cash and cash equivalents		(101,934)	(61,303)	175,469
Cash and cash equivalents at the beginning of the year	17	533,530	457,800	385,113
Effects of exchange rate changes on cash and cash equivalents		26,204	(11,385)	34,472
Cash and cash equivalents at the end of the year	17	¥457,800	¥385,113	¥595,054

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
1. Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) has a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda is a global R&D-driven biopharmaceutical company focused on discovering and delivering life-transforming treatments in our core therapeutic areas of gastrointestinal and inflammation, neuroscience and oncology, and through our plasma-derived therapies and vaccine business. Takeda’s principal pharmaceutical products are grouped into the following categories: Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), Oncology, Vaccines and Neuroscience.
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
Approval of Financial Statements
The Company’s consolidated financial statements presented were approved on June 17, 2026 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer (“CFO”) Milano Furuta.
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
New Accounting Standards and Interpretations Adopted
During the year ended March 31, 2026, there were no new accounting standards applied by Takeda that had a significant impact on Takeda’s consolidated financial statements.
New Accounting Standards and Interpretations Issued and Not Yet Adopted
On April 9, 2024, the IASB has issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 Presentation of Financial Statements.
IFRS 18 introduces certain new requirements to improve the reporting of companies’ financial performance and comparability in the statement of profit or loss between entities. The accounting standard introduces three new defined categories for income and expenses-operating, investing and financing, and requires all companies to provide certain new defined subtotals. IFRS 18 also requires companies to disclose explanations of company-specific measures that are related to the income statement, referred to as management-defined performance measures. Furthermore, the accounting standard sets out enhanced guidance on how to organize information and whether to provide it in primary financial statements or in the notes and requires companies to provide more transparency about operating expenses. IFRS 18 will not impact the recognition or measurement of items in the financial statements. However, it may affect the presentation of certain income and expense items in the consolidated statement of profit or loss as a result of changes in their classification. In particular, the definition of operating profit may change due to the revised principles for classifying income and expenses between operating, investing and financing categories. Such changes may result in the reclassification of certain foreign exchange differences and other income or expenses currently presented within finance income or expenses being reclassified to operating profit. The accounting standard is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.
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
Information about judgments and estimates that have been made in the process of applying accounting policies and that have significant effects on the amounts reported in the consolidated financial statements, and information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements, are as follows:
•Recognition and measurement of taxes based on uncertain tax positions (Note 7)
•Recoverability of deferred tax assets (Note 7)
•Impairment of goodwill and intangible assets (Note 11 and Note 12)
•Measurement of provisions (Note 22)
•Estimation of rebates and return reserves associated with Takeda’s product sales (Note 3 and Note 22)
•Probability of an outflow of resources embodying economic benefits on contingent liabilities (Note 31)
Changes in Presentation
(Consolidated Statements of Financial Position)
"Income taxes payable", which had been presented separately under "Non-current liabilities" in the fiscal year ended March 31, 2025, has been included in "Other non-current liabilities" from the fiscal year ended March 31, 2026 due to its immateriality. To reflect this change in presentation, the Consolidated Statements of Financial Position as of March 31, 2025 have been reclassified on a consistent basis.
As a result, the amounts previously reported as "Income taxes payable" within non-current liabilities of JPY 317 million and "Other non-current liabilities" of JPY 82,542 million in the Consolidated Statements of Financial Position as of March 31, 2025 have been reclassified and presented as "Other non-current liabilities" totaling JPY 82,859 million.
(Consolidated Statements of Cash Flows)
Cash flows arising from the settlement of forward exchange contracts, which had been included in “Other (net)” within cash flows from operating activities in the fiscal year ended March 31, 2024 and March 31, 2025 have been presented separately as “Settlement of forward exchange contracts, net” from the fiscal year ended March 31, 2026 due to its increased materiality. To reflect this change in presentation, the Consolidated Statements of Cash Flows in the fiscal year ended March 31, 2024 and March 31, 2025 have been reclassified on a consistent basis.
As a result, in the Consolidated Statements of Cash Flows for the fiscal year ended March 31, 2024, an amount of JPY (7,556) million previously presented within “Other (net)” under “Cash flows from operating activities” has been reclassified and presented as JPY (46,572) million in “Settlement of forward exchange contracts, net” and JPY 39,016 million in “Other (net).” In the Consolidated Statements of Cash Flows for the fiscal year ended March 31, 2025, an amount of JPY (10,107) million previously presented within “Other (net)” under “Cash flows from operating activities” has been reclassified and presented as JPY 5,945 million in “Settlement of forward exchange contracts, net” and JPY (16,052) million in “Other (net).”

This change represents a reclassification within cash flows from operating activities and has no impact on the total amount of net cash flows from operating activities.

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
Takeda also generates revenue in the form of royalty payments, upfront payments, and milestone payments from the out-licensing and sale of intellectual property (“IP”). Royalty revenue earned through a license is recognized when the underlying sales have occurred. Revenue from upfront payment is generally recognized when Takeda provides a right to use IP. Revenue from milestone payments is recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and a significant reversal in the amount of revenue recognized will not occur. Revenue from other services such as R&D of therapeutic candidates that are out-licensed is recognized over the service period.
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
Current Taxes
Current tax assets and liabilities represent the amount of income taxes expected to be paid to or recovered from authorities in respect of taxable profit (loss) for the period and for prior periods. Taxable profit differs from reported profit because taxable profit excludes items that are either never taxable or tax deductible or items that are taxable or tax deductible in a different period. Income taxes payable and income taxes receivable, including those from prior fiscal years, are measured at the amount that is expected to be paid to or received from the taxation authorities using tax rates and tax law that have been enacted or substantively enacted by the reporting date, reflecting uncertainty related to income taxes when relevant.
The measurement of the amount of income tax reflects uncertainty over income tax treatments when it is probable that the tax authority will examine the amounts reported and that the examination could affect the amount of tax payable or recoverable. Inherent uncertainties exist in the evaluation of many uncertain tax positions due to changes in tax law resulting from legislation, regulation, as concluded through the various jurisdictions’ tax court systems. When Takeda concludes that it is not probable that a tax authority will accept an uncertain tax position, Takeda recognizes the best estimate of the expenditure required to settle a tax uncertainty. This is measured either based on the most likely amount or the expected value amount, depending on which method provides a better prediction of the resolution of the uncertainty. The amount of unrecognized tax benefits is adjusted for changes in facts and circumstances.
Deferred Taxes
Deferred taxes are calculated based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes at the end of the reporting period. Deferred tax assets are measured to reflect the tax consequences that would follow from the manner in which Takeda expects, at the end of the reporting period , to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets are recognized for deductible temporary differences, unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which the assets can be utilized. This requires Takeda to evaluate and assess the probability of future taxable profit and Takeda’s business plan, which are inherently uncertain. The change in judgment upon determining the revenue forecast used for Takeda's business plan could have a significant impact on the amount of the deferred tax assets to be recognized. Uncertainty of estimates of future taxable profit could increase due to changes in markets in which Takeda operates, changes in market conditions, effects of currency fluctuations, or other factors. Takeda’s deferred taxes also include liabilities related to uncertain tax positions. Deferred tax liabilities are generally recognized for taxable temporary differences.
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
The ROU asset is initially measured at cost, being the initial amount of the lease liability adjusted, as applicable, for any lease payments made at or before the lease commencement date, lease incentives received, initial direct costs, and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, and subsequently measured at cost less any accumulated depreciation and impairment losses. The ROU asset is subsequently depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the underlying asset. The ROU asset is subject to impairment assessment.
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
Impairment of Non-Financial Assets
Takeda assesses whether there is any indication of impairment for non-financial assets at the end of each reporting period, excluding inventories, deferred tax assets, assets held for sale, and net defined benefit assets. If any such indication exists, and in cases in which an impairment test is required to be performed each year, the recoverable amount of the asset is estimated. In cases the recoverable amount cannot be estimated for each asset, they are estimated at the cash-generating unit level. The recoverable amount of an asset or a cash-generating unit is determined at the higher of its fair value less costs of disposal and its value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the time value of money and the risks specific to the asset. If the carrying amount of the asset or cash-generating unit exceeds the recoverable amount, impairment loss is recognized in profit or loss and the carrying amount is reduced to the recoverable amount. An asset or a cash-generating unit other than goodwill, for which impairment losses were recognized in prior years, is assessed at the end of the reporting period to determine whether there is any indication that the impairment loss recognized in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset or cash-generating unit is estimated. In cases the recoverable amount exceeds the carrying amount of the asset or cash-generating unit, the impairment loss is reversed up to the lower of the estimated recoverable amount or the carrying amount, net of depreciation and amortization, that would have been determined if no impairment loss had been recognized in prior years. The reversal of impairment loss is immediately recognized in profit or loss.
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
Derivatives
Takeda hedges the risks arising mainly from its exposure to fluctuations in foreign currency exchange rates and interest rates using derivatives such as forward exchange contracts, currency options, interest rate swaps, cross currency interest rate swaps and forward interest rate contracts. In addition, Takeda hedges the risks arising from its exposure to fluctuations in prices of renewable energy using forward contracts. Takeda does not enter into derivative transactions for trading or speculative purposes. Derivatives are measured at FVTPL unless the derivative contracts are designated as hedging instruments. The gains and losses on derivatives that are not designed as hedging instruments are recognized in profit or loss. The treatment of the change in fair value for derivatives designated as hedging instruments varies based on the type of hedge as described below.

Hedge Accounting
For foreign currency exposure as a result of translation risk, Takeda designates certain non-derivatives, such as foreign currency denominated bonds and loans and certain derivatives such as forward exchange contracts, as net investment hedges of foreign operations. For foreign currency exposure due to foreign currency denominated transactions, Takeda designates certain derivatives, such as forward exchange contracts, currency options and cross currency interest rate swaps, as cash flow hedges of forecasted transactions. For interest risk exposure, Takeda designates derivatives such as interest rate swaps, cross currency interest rate swaps and forward interest rate contracts, as cash flow hedges of forecasted transactions. Within the designation documentation at inception, Takeda documents the risk management objective, nature of the risk being hedged, and relationship between hedging instruments and hedged risk based on the strategy for undertaking the hedging relationships. At inception and on a quarterly basis, Takeda also assesses whether the hedging instruments are highly effective in offsetting changes in the hedged transactions or net investment.
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
The cash flows of hedging instruments qualified for hedge accounting are classified in the same manner as the cash flows of the hedged items.
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
Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Sales of pharmaceutical products	¥4,163,652	¥4,495,972	¥4,423,111
Out-licensing and service income	100,110	85,579	82,609
Total	¥4,263,762	¥4,581,551	¥4,505,720

Revenue by Business Area and Product

	JPY (millions) For the Year Ended March 31

	2024	2025	2026
Gastroenterology:
ENTYVIO	¥800,919	¥914,098	¥958,042
GATTEX/REVESTIVE	119,252	146,289	145,659
TAKECAB/VOCINTI*	118,526	130,763	143,684
DEXILANT	45,278	38,548	37,259
EOHILIA	200	5,452	8,780
RESOLOR/MOTEGRITY	20,880	19,481	7,261
Others	111,153	102,391	106,776
Total Gastroenterology	1,216,207	1,357,022	1,407,460
Rare Diseases:
TAKHZYRO	178,677	223,163	223,924
ADVATE	122,911	111,758	105,518
ELAPRASE	91,561	97,243	100,485
REPLAGAL	73,553	77,852	80,425
ADYNOVATE/ADYNOVI	66,308	64,613	56,689
LIVTENCITY	19,085	32,997	46,909
VONVENDI	16,188	20,934	25,282
ADZYNMA	425	7,082	11,957
Others	119,715	117,173	111,510
Total Rare Diseases	688,423	752,816	762,698
PDT:
Immunoglobulin	644,587	757,771	790,571
Albumin	133,990	141,381	140,316
FEIBA	40,543	39,431	32,868
HEMOFIL/IMMUNATE/IMMUNINE	19,518	25,586	25,377

	JPY (millions) For the Year Ended March 31

	2024	2025	2026
Others	65,062	68,493	68,392
Total PDT	903,699	1,032,662	1,057,524
Oncology:
ADCETRIS	109,425	129,025	140,213
LEUPLIN/ENANTONE	107,350	119,265	120,789
NINLARO	87,361	91,242	82,109
ICLUSIG	54,706	70,728	75,045
FRUZAQLA	10,080	47,954	55,113
ALUNBRIG	28,524	36,432	36,934
Others	64,915	65,783	69,923
Total Oncology	462,362	560,430	580,126
Vaccines:
QDENGA	9,557	35,580	40,767
Others	40,798	19,832	18,840
Total Vaccines	50,355	55,412	59,607
Neuroscience:
VYVANSE/ELVANSE	423,221	350,607	203,233
TRINTELLIX	104,797	125,735	121,841
ADDERALL XR	41,756	28,430	24,748
Others	57,241	61,044	64,521
Total Neuroscience	627,014	565,816	414,343
Other:
FOSRENOL	13,529	7,911	8,842
AZILVA*	33,636	11,808	7,142
Others	268,536	237,673	207,977
Total Other	315,701	257,392	223,961
Total	¥4,263,762	¥4,581,551	¥4,505,720
* The figures include the amounts of fixed dose combinations and blister packs.

Geographic Information
Takeda’s revenue from contracts with customers is based in the following geographic locations:

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Japan	¥451,391	¥418,462	¥433,110
U.S.	2,195,711	2,379,651	2,164,824
Europe and Canada	966,835	1,055,252	1,146,238
Latin America	198,100	235,848	254,132
China	174,844	191,740	195,136
Asia (excluding Japan & China)	86,375	99,392	98,669
Russia/CIS	72,594	72,356	79,719
Other	117,911	128,849	133,892
Total	¥4,263,762	¥4,581,551	¥4,505,720
“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.
Takeda’s non-current assets are held in the following geographic locations:

	JPY (millions) As of March 31
	2025	2026
Japan	¥317,089	¥281,337
U.S.	7,654,971	7,717,157
Switzerland	799,783	1,018,628
Ireland	872,944	987,923
Other	1,330,348	1,404,855
Total	¥10,975,135	¥11,409,899
Non-current assets exclude financial instruments, deferred tax assets and net defined benefit assets.
Information Related to Major Customers
During the year ended March 31, 2024, Cencora, Inc. (previously called “AmerisourceBergen Corporation”) and its subsidiaries (collectively, “Cencora Group”), McKesson Corporation and its subsidiaries (collectively, “McKesson Group”) and Cardinal Health, Inc. and its subsidiaries (collectively, “Cardinal Health Group”), represented more than 10% of Takeda’s sales. The sales to Cencora Group, McKesson Group and Cardinal Health Group were JPY 579,065 million, JPY 578,767 million and JPY 436,951 million, respectively, for the year ended March 31, 2024.
During the year ended March 31, 2025, McKesson Group and Cencora Group, represented more than 10% of Takeda’s sales. The sales to McKesson Group and Cencora Group were JPY 592,323 million, JPY 577,017 million, respectively, for the year ended March 31, 2025.
During the year ended March 31, 2026, McKesson Group and Cencora Group represented more than 10% of Takeda’s sales. The sales to McKesson Group and Cencora Group were JPY 539,890 million and JPY 470,295 million, respectively, for the year ended March 31, 2026.

Other Revenue Information
Contract Balances

	JPY (millions) As of March 31
	2025	2026
Receivables from contracts with customers
Trade receivables (Note 16)	¥651,414	¥808,025
Contract assets
Unbilled receivables	1,372	1,609
Contract liabilities
Deferred income (Note 23)	23,547	11,575
Advance payments	64	93

Takeda’s contract assets relate to the right to receive consideration where performance was completed based on the contract, and trade receivables are recognized when the right to receive consideration becomes unconditional.
Takeda’s contract liabilities primarily relate to out-licensing arrangements or product purchase and supply agreements where Takeda receives cash consideration prior to the completion of its performance obligations under the agreements. The revenue recognized during the years ended March 31, 2024, 2025, and 2026 that was included in the contract liability balance as of the beginning of the year was JPY 5,526 million, JPY 5,634 million, and JPY 22,532 million, respectively. The revenue recognized during the years ended March 31, 2024, 2025, and 2026 from performance obligations satisfied (or partially satisfied) in previous periods was JPY 80,794 million, JPY 97,560 million, and JPY 108,267 million, respectively, and primarily relates to royalty income.
Transaction price allocated to the remaining performance obligations

	JPY (millions)
	Total	Duration of the remaining performance obligations
		Within one year	Between one and five years	More than five years
Contract liabilities as of March 31, 2025	¥23,611	¥21,781	¥526	¥1,304
Contract liabilities as of March 31, 2026	11,668	7,094	2,812	1,762

5.    Other Operating Income and Expenses

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Other operating income:
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements (Note 26)	¥—	¥2,390	¥—
Gain on sales of property, plant and equipment and investment property	144	363	165
Gain on divestment of business to Teva Takeda Yakuhin	588	4,117	—
Gain on divestment of business and subsidiaries (Note 18)	7,243	6,081	18,265
Other	11,404	13,262	6,318
Total	¥19,379	¥26,212	¥24,747

Other operating expenses:
Donations and contributions	¥7,009	¥7,663	¥6,866
Restructuring expenses (Note 22)	81,358	128,133	70,818
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements (Note 26)	20,757	1,788	1,006
Valuation reserve for pre-launch inventories (reversal)	11,052	(7,313)	50,984
Impairment of assets held for sale (Note 18)	1,685	6,812	1,363
Provisions for legal proceedings related to AMITIZA (Note 31)	—	—	403,478
Other	84,666	69,650	24,466
Total	¥206,527	¥206,733	¥558,979
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

.

6.    Finance Income and Expenses

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Finance Income:
Interest income
Interest income from financial assets measured at amortized cost	¥8,850	¥15,183	¥13,184
Interest income from financial assets measured at fair value through P&L	2,442	3,062	291
Interest income from financial assets measured at fair value through OCI	—	1,394	3,404
Interest income on sublease	1	0	—
Total interest income	11,293	19,638	16,878
Dividend income
Dividend income from financial assets measured at fair value through OCI and disposed of during the period	—	1	1
Dividend income from financial assets measured at fair value through OCI and held at end of the period	335	344	345
Total dividend income	335	345	345
Gain on derivatives – Foreign currency exchange	31,053	7,999	179,648
Gain on derivatives – Virtual power purchase agreement	3,393	4,959	1,071
Gain on derivatives – Interest rate swaps	—	2,968	—
Gain on derivatives – Cross currency interest rate swaps	4,144	3,856	—
Other	1,875	6,784	13,235
Total	¥52,093	¥46,549	¥211,177

Finance Expenses:
Interest expense
Interest expense on financial debt	¥98,710	¥112,800	¥123,758
Interest expense on lease liabilities	20,826	24,511	24,366
Total interest expense	119,535	137,311	148,123
Loss on derivatives – Virtual power purchase agreement	3,393	5,311	3,675
Loss on foreign currency exchange, net	44,665	7,213	171,254
Hyperinflation effect expense	18,160	10,565	8,755
Other	34,096	49,665	25,764
Total	¥219,850	¥210,065	¥357,572
For the year ended March 31, 2025, ”Other” in finance expenses includes JPY 18,885 million of impairment of assets held for sale (Note 18).

7.    Income Taxes
Income Tax Expense (Benefit)
The composition of income tax expense (benefit) is as follows:

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Current tax expense	¥107,349	¥138,057	¥110,804
Deferred tax benefit	(198,755)	(71,116)	(101,034)
Total	¥(91,406)	¥66,941	¥9,770

Current tax expense includes the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects decreased current tax expense by JPY 4,952 million, JPY 4,654 million and JPY 15,682 million for the years ended March 31, 2024, 2025 and 2026, respectively.

Current tax expense includes Pillar Two global minimum tax expense of JPY 317 million and JPY 2,376 million for the years ended March 31, 2025 and 2026, respectively.
Deferred tax benefit includes the benefits arising from previously unrecognized tax losses, tax credits and temporary differences of prior periods. These effects increased deferred tax benefits by JPY 32,290 million, JPY 19,542 million and JPY 8,292 million for the years ended March 31, 2024, 2025 and 2026, respectively.
Takeda is mainly subject to income taxes, inhabitant tax, and deductible enterprise tax in Japan. The statutory tax rate calculated based on these taxes is 30.6% for the years ended March 31, 2024, 2025 and 2026.
The following is a reconciliation from income tax expense at Takeda's domestic (Japanese) statutory tax rate to Takeda's income tax expense (benefit) reported for the year ended March 31:

	JPY (millions)
	2024	2025	2026
Profit (loss) before tax	¥52,791	¥175,084	¥(142,355)
Income tax expense (benefit) at Takeda’s domestic (Japanese) statutory tax rate of 30.6%	16,143	53,541	(43,532)
Non-deductible expenses for tax purposes *1	21,353	25,860	59,712
Changes in unrecognized deferred tax assets and deferred tax liabilities *2	(3,512)	45,243	41,340
Tax credits	(30,654)	(28,371)	(14,840)
Differences in applicable tax rates of overseas subsidiaries *3	(29,782)	(39,963)	(32,538)
Changes in tax effects of undistributed profit of overseas subsidiaries	(1,737)	10,282	2,089
Effect of changes in applicable tax rates and tax law *4	(11,994)	(6,964)	(2,939)
Tax contingencies *5	(83,784)	426	(1,309)
Effect of prior year items	(2,479)	3,305	(8,323)
Entity reorganizations/Divestments	33,469	2,880	4,279
Other	1,571	702	5,831
Income tax expense (benefit) reported for the year	¥(91,406)	¥66,941	¥9,770
*1Amounts for the years ended March 31, 2024, 2025 and 2026 include the impact from intra territory eliminations, the pre-tax effect of which has been eliminated in arriving at Takeda’s consolidated income from continuing operations before income taxes. Additionally, amounts for the years ended March 31, 2024, 2025 and 2026 include non-deductible interest due to Japanese earnings stripping rules. Amount for the year ended March 31, 2026 includes JPY 14,125 million related to impairment of discontinued cell therapy platform assets to which a deferred tax liability was not initially recognized in accordance with the recognition exception under IAS 12.15.
*2Amounts for the years ended March 31, 2024, 2025 and 2026 include deferred tax expenses (benefits) associated with carried forward net operating losses. Amount for the year ended March 31, 2025 includes JPY 21,600 million of deferred tax expense related to derecognition of previously recognized interest expense carryforwards under Japanese earnings stripping rules. Amount for the year ended March 31, 2026 is driven by tax expense resulting from the recognition of provision for legal proceedings resulting from the Amitiza jury verdict.
*3Amounts for the years ended March 31, 2024, 2025 and 2026 include unitary and minimum taxes on overseas subsidiaries. Amounts for the years ended March 31, 2025 and 2026 also include Pillar Two taxes on overseas subsidiaries.
*4Amount for the year ended March 31, 2024 includes JPY 4,206 million deferred tax expense related to U.S. state law change and JPY 16,200 million deferred tax benefit relating to extension of the carryforward period relating to Japanese earnings stripping rules. Amount for the year ended March 31, 2025 includes JPY 5,809 million deferred tax benefit related to U.S. state law changes. Amounts for the years ended March 31, 2025 and 2026 include JPY 1,155 million and JPY 4,797 million deferred tax benefit related to the change in Japan's enacted tax rate (from 30.6% to 31.5%) for years beginning April 1, 2026.
*5Tax benefit for the year ended March 31, 2024 is from favorable resolutions of tax contingencies including JPY 63,547 million relating to the settlement with Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014.

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

The decrease in Takeda’s income tax expense between the years ended March 31, 2025 and 2026 was primarily attributable to a JPY 58,393 million increase in Deferred Tax Assets resulting from the recognition of provisions for legal proceedings recorded following the jury verdict in the AMITIZA antitrust litigation in the U.S. for the fiscal year ended March 31, 2026.
As a company with worldwide operations, Takeda is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms.
On July 4, 2025, the United States enacted the One Big Beautiful Bill Act of 2025 (the 2025 Act). The 2025 Act permanently extends certain expiring provisions of the Tax Cuts and Jobs Act of 2017, modifies the U.S. international tax framework, restores immediate expensing for domestic research and development costs. The 2025 Act also includes changes to various other tax provisions with varying effective dates beginning in 2025. The 2025 Act had no material impact on tax expense for the year ended March 31, 2026.
Deferred Taxes
Deferred tax assets and liabilities reported in the consolidated statements of financial position are as follows:

	JPY (millions) As of March 31
	2025	2026
Deferred tax assets	¥370,745	¥546,260
Deferred tax liabilities	(35,153)	(26,804)
Net deferred tax assets	¥335,592	¥519,456

The major items and changes in deferred tax assets and liabilities are as follows:

	JPY (millions)
	As of April 1, 2024	Recognized in profit or (loss)	Recognized in other comprehensive income	Other*	As of March 31, 2025
Research and development expenses	¥217,010	¥53,732	¥—	¥9,816	¥280,558
Inventories	138,402	64,265	—	(10,788)	191,879
Property, plant and equipment	(68,509)	5,332	—	(1,839)	(65,016)
Intangible assets	(390,270)	65,032	—	(16,599)	(341,837)
Financial assets measured at FVTOCI	(7,639)	—	4,235	1,119	(2,285)
Accrued expenses and provisions	185,593	(75,010)	—	7,624	118,207
Defined benefit plans	14,728	(3,768)	2,231	375	13,566
Deferred income	5,493	(875)	—	41	4,659
Unused tax losses	88,671	(36,355)	—	2,973	55,289
Tax credits	46,159	(21,469)	—	2,664	27,354
Investments in subsidiaries and associates	(26,801)	17,595	—	(361)	(9,567)
Cash flow hedges	21,645	2,969	3,775	1,461	29,850
Other	55,606	(332)	(3,350)	(18,989)	32,935
Total	¥280,088	¥71,116	¥6,891	¥(22,503)	¥335,592

	JPY (millions)
	As of April 1, 2025	Recognized in profit or (loss)	Recognized in other comprehensive income	Other*	As of March 31, 2026
Research and development expenses	¥280,558	¥(124,569)	¥—	¥3,694	¥159,683
Inventories	191,879	(18,055)	—	13,064	186,888
Property, plant and equipment	(65,016)	2,767	—	(2,570)	(64,819)
Intangible assets	(341,837)	64,714	—	(15,456)	(292,579)
Financial assets measured at FVTOCI	(2,285)	—	1,941	(3,567)	(3,911)
Accrued expenses and provisions	118,207	80,641	—	19,246	218,094
Defined benefit plans	13,566	(877)	(468)	2,016	14,237
Deferred income	4,659	(541)	—	46	4,164
Unused tax losses	55,289	77,864	57,635	17,343	208,131
Tax credits	27,354	20,816	—	4,503	52,673
Investments in subsidiaries and associates	(9,567)	3,259	—	437	(5,871)
Cash flow hedges	29,850	4,156	(10,626)	(1,246)	22,134
Other	32,935	(9,141)	(3,051)	(111)	20,632
Total	¥335,592	¥101,034	¥45,431	¥37,399	¥519,456
* Other consists primarily of foreign currency translation differences, reclassification of deferred tax assets and liabilities classified as held for sale and the tax impact of items charged directly to equity.
The aggregate amount of current and deferred tax related to items charged directly to equity for the years ended March 31, 2025 and 2026 was JPY 1,347 million and JPY (382) million, respectively.
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
The unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized are as follows:

	JPY (millions) As of March 31
	2025	2026
Unused tax losses	¥1,183,701	¥1,207,254
Deductible temporary differences	427,373	713,810
Unused tax credits	26,993	29,422
The unused tax losses and unused tax credits for which deferred tax assets were not recognized will expire as follows:

	JPY (millions) As of March 31
Unused tax losses	2025	2026
1st year	¥114	¥1,083
2nd year	1,278	2,571
3rd year	2,375	584,870
4th year	549,705	451,420
5th year	469,391	5,374
After 5th year	152,121	142,539
Indefinite	8,717	19,397
Total	¥1,183,701	¥1,207,254

	JPY (millions) As of March 31
Unused tax credits	2025	2026
Less than 5 years	¥3,715	¥4,493
5 years or more	23,278	24,929
Total	¥26,993	¥29,422
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax assets were not recognized were JPY 447,645 million and JPY 86,107 million as of March 31, 2025 and 2026, respectively.
The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax liabilities were not recognized were JPY 578,601 million and JPY 2,163,931 million as of March 31, 2025 and 2026, respectively.
Changes in the amounts of unrecognized deferred tax assets and liabilities associated with investments in subsidiaries are primarily due to changes in temporary differences that had no impact on the consolidated statements of profit or loss.

8.    Earnings per Share
The basis for calculating basic and diluted earnings per share (“EPS”) (attributable to owners of the Company) is as follows:

	For the Year Ended March 31
	2024	2025	2026
Net profit (loss) for the year attributable to owners of the Company:
Net profit (loss) for the year attributable to owners of the Company JPY (millions)	¥144,067	¥107,928	¥(152,390)
Net profit (loss) used for calculation of earnings per share JPY (millions)	144,067	107,928	(152,390)
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	1,564,450	1,578,873	1,575,062
Dilutive effect (thousands of shares)	15,893	26,450	—
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	1,580,343	1,605,323	1,575,062

Earnings per share
Basic (JPY)	92.09	68.36	(96.75)
Diluted (JPY)	91.16	67.23	(96.75)
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
For the fiscal year ended March 31, 2026, the dilutive shares are not dilutive because loss per share attributable to owners of the Company would decrease upon the exercise of share options and stock incentive plans.
There were 814 thousand shares subject to stock options as potential common shares that were not included in the calculation of diluted EPS as of March 31, 2024 and 2025. There were 2,204 thousand shares subject to stock options and 35,489 thousand shares subject to stock incentive plans as potential common shares not included in the calculation of diluted EPS as of March 31, 2026.

9.    Other Comprehensive Income (Loss)
Amounts arising during the year, reclassification adjustments to profit or loss, and tax effects for each component of other comprehensive income (loss) are as follows:

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Items that will not be reclassified to profit or loss:

Changes in fair value of financial assets measured at fair value through OCI:
Amounts arising during the year	¥4,365	¥(16,546)	¥(6,917)
Tax effects	(2,056)	4,235	1,941
Changes in fair value of financial assets measured at fair value through OCI	¥2,309	¥(12,311)	¥(4,976)

Remeasurement of defined benefit pension plans:
Amounts arising during the year	¥(7,172)	¥(9,277)	¥2,382
Tax effects	2,170	2,231	(468)
Remeasurement of defined benefit pension plans	¥(5,002)	¥(7,046)	¥1,914

Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations:
Amounts arising during the year	¥956,254	¥(153,790)	¥851,651
Reclassification adjustments to profit or (loss)	—	—	—
Before tax effects	956,254	(153,790)	851,651
Tax effects	12,588	445	52,244
Exchange differences on translation of foreign operations	¥968,842	¥(153,345)	¥903,895

Changes in fair value of financial assets measured at fair value through OCI:
Amounts arising during the year	¥(16,150)	¥(16,363)	¥(14,206)
Reclassification adjustments to profit or (loss)	16,150	16,363	14,206
Before tax effects	—	—	—
Tax effects	—	—	—
Changes in fair value of financial assets measured at fair value through OCI	¥—	¥—	¥—

Cash flow hedges:
Amounts arising during the year	¥171,059	¥3,627	¥111,908
Reclassification adjustments to profit or (loss)	(137,265)	(6,453)	(70,433)
Before tax effects	33,794	(2,826)	41,476
Tax effects	(10,338)	1,870	(12,526)
Cash flow hedges	¥23,456	¥(956)	¥28,950

Hedging cost:
Amounts arising during the year	¥12,392	¥18,663	¥6,155
Reclassification adjustments to profit or (loss)	(2,024)	(7,350)	(1,542)
Before tax effects	10,368	11,313	4,613
Tax effects	(3,171)	(3,350)	(1,454)
Hedging cost	¥7,197	¥7,963	¥3,159

Share of other comprehensive loss of investments accounted for using the equity method:
Amounts arising during the year	¥(1,793)	¥(145)	¥(541)
Reclassification adjustments to profit or (loss)	—	—	—
Before tax effects	(1,793)	(145)	(541)
Tax effects	—	—	—
Share of other comprehensive loss of investments accounted for using the equity method	¥(1,793)	¥(145)	¥(541)
Total other comprehensive income (loss) for the year	¥995,009	¥(165,841)	¥932,401

10.    Property, Plant and Equipment

	JPY (millions)
Acquisition cost	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2024	¥1,679,054	¥981,944	¥164,945	¥105,845	¥278,689	¥3,210,478
Additions and other increases	37,969	22,271	10,480	—	154,435	225,155
Transfers	36,236	48,722	13,185	68	(98,211)	—
Disposals and other decreases	(36,322)	(29,931)	(5,668)	(0)	(7,325)	(79,245)
Reclassification to assets held for sale (Note 18)	(22,552)	(15,493)	(346)	(399)	(12)	(38,803)
Foreign currency translation differences	(22,509)	(12,205)	(2,539)	(1,172)	(5,920)	(44,345)
As of March 31, 2025	¥1,671,876	¥995,309	¥180,056	¥104,342	¥321,656	¥3,273,239
Additions and other increases	32,610	24,540	10,636	274	132,007	200,067
Transfers	31,982	49,066	8,640	56	(89,744)	—
Disposals and other decreases	(15,345)	(28,536)	(10,213)	(2,258)	(2,281)	(58,633)
Reclassification to assets held for sale (Note 18)	(3,061)	(7,322)	(1,015)	(43)	(141)	(11,581)
Foreign currency translation differences	118,010	78,813	12,798	6,403	33,392	249,416
As of March 31, 2026	¥1,836,073	¥1,111,871	¥200,903	¥108,774	¥394,889	¥3,652,509

Accumulated depreciation and accumulated impairment losses
As of April 1, 2024	¥(507,425)	¥(586,080)	¥(115,184)	¥(273)	¥(11,739)	¥(1,220,701)
Depreciation expenses	(86,344)	(66,372)	(20,676)	—	—	(173,392)
Impairment losses	(498)	(830)	(116)	—	(3,333)	(4,778)
Disposals and other decreases	19,132	24,985	5,341	—	2,840	52,298
Reclassification to assets held for sale (Note 18)	14,087	11,642	192	47	—	25,968
Foreign currency translation differences	6,892	6,541	1,974	3	166	15,575
As of March 31, 2025	¥(554,156)	¥(610,114)	¥(128,469)	¥(223)	¥(12,068)	¥(1,305,030)
Depreciation expenses	(85,047)	(68,105)	(20,048)	—	—	(173,200)
Impairment losses	(3,230)	(3,809)	(273)	(156)	(8,150)	(15,619)
Disposals and other decreases	11,481	24,989	9,840	—	334	46,645
Reclassification to assets held for sale (Note 18)	1,005	4,945	809	—	—	6,759
Foreign currency translation differences	(36,608)	(43,667)	(9,395)	(83)	(1,672)	(91,425)
As of March 31, 2026	¥(666,555)	¥(695,761)	¥(147,537)	¥(462)	¥(21,555)	¥(1,531,870)

	JPY (millions)
Carrying amount	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
As of April 1, 2024	¥1,171,629	¥395,865	¥49,761	¥105,572	¥266,950	¥1,989,777
As of March 31, 2025	1,117,720	385,195	51,587	104,119	309,589	1,968,209
As of March 31, 2026	1,169,518	416,109	53,366	108,312	373,334	2,120,639

Leases
The changes in acquisition cost of property, plant and equipment for the years ended March 31, 2025 and 2026 include the following changes in ROU assets:

	JPY (millions)
Acquisition cost of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2024	¥741,898	¥21,880	¥211	¥763,989
Additions and other increases	18,118	6,867	—	24,986
Disposals and other decreases	(32,499)	(4,677)	(110)	(37,286)
Foreign currency translation differences	(10,687)	(795)	(2)	(11,484)
As of March 31, 2025	¥716,831	¥23,275	¥98	¥740,204
Additions and other increases	18,549	7,331	2	25,882
Disposals and other decreases	(13,115)	(7,719)	(20)	(20,854)
Foreign currency translation differences	48,913	2,634	5	51,552
As of March 31, 2026	¥771,178	¥25,521	¥86	¥796,785
The changes in accumulated depreciation and accumulated impairment losses for the years ended March 31, 2025 and 2026 include the following changes in accumulated depreciation and accumulated impairment losses related to ROU assets:

	JPY (millions)
Accumulated depreciation and accumulated impairment losses of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2024	¥(220,496)	¥(9,930)	¥(160)	¥(230,586)
Depreciation expenses	(44,571)	(6,065)	(19)	(50,656)
Disposals and other decreases	14,587	3,741	109	18,437
Foreign currency translation differences	3,738	352	2	4,092
As of March 31, 2025	¥(246,742)	¥(11,902)	¥(68)	¥(258,712)
Depreciation expenses	(43,731)	(6,406)	(15)	(50,151)
Impairment losses	(1,247)	—	—	(1,247)
Disposals and other decreases	10,344	6,016	20	16,380
Foreign currency translation differences	(18,478)	(1,454)	(4)	(19,936)
As of March 31, 2026	¥(299,853)	¥(13,744)	¥(67)	¥(313,664)

The carrying amount of property, plant and equipment includes the carrying amount of following ROU assets:

	JPY (millions)
Carrying amount of ROU Assets	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Total
As of April 1, 2024	¥521,403	¥11,950	¥51	¥533,403
As of March 31, 2025	470,089	11,373	30	481,492
As of March 31, 2026	471,325	11,777	18	483,120

Takeda recognized expenses related to leases not included in the measurement of the lease liabilities as follows:

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Expense relating to short-term leases	¥4,312	¥4,160	¥3,624
Expense relating to leases of low-value assets that are not short-term leases expenses	887	493	454
Expense relating to variable lease payments	10,954	11,250	12,263
Total expenses not included in lease liabilities	¥16,152	¥15,904	¥16,341
Total cash outflow for leases not included in lease liabilities	¥16,152	¥15,904	¥16,341

The total cash outflow for leases on lease liabilities for the years ended March 31, 2024, 2025 and 2026 was JPY 75,412 million, JPY 69,685 million and JPY 67,138 million, respectively. Also, the total future cash outflow for leases not yet commenced to which Takeda is committed for the year ended March 31, 2026 is JPY 238,283 million.
Impairment
Takeda recognized the following impairment losses for property, plant and equipment, which are reflected as follows, in the consolidated statements of profit or loss:

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Cost of sales	¥(6,225)	¥(1,485)	¥(3,358)
Selling, general and administrative expenses	—	(34)	(33)
Research and development expenses	(1,307)	(1)	(7,359)
Other operating expenses	(7,923)	(3,257)	(4,869)
Total	¥(15,454)	¥(4,778)	¥(15,619)
Impairment losses for the year ended March 31, 2024 resulted primarily from production facilities, whose recoverable amounts were nil, related to ALOFISEL (for complex Crohn's perianal fistulas) following topline results of the phase 3 ADMIRE-CD Ⅱ trial.
Impairment losses for the year ended March 31, 2026 resulted primarily from property, plant and equipment related to certain programs Takeda decided to discontinue.
The carrying amounts of the impaired assets were reduced to the recoverable amounts, which were measured at fair value less costs of disposal. This fair value is classified as Level 3 in the fair value hierarchy.

11.    Goodwill

	JPY (millions)
	For the Year Ended March 31
	2025	2026
Acquisition cost
As of beginning of the year	¥5,410,067	¥5,324,430
Reclassification to assets held for sale (Note 18)	(6,999)	(11,714)
Foreign currency translation differences and others	(78,637)	496,293
As of end of the year	¥5,324,430	¥5,809,010

Carrying amount
As of beginning of the year	¥5,410,067	¥5,324,430
As of end of the year	5,324,430	5,809,010
Impairment Testing of Goodwill
For the years ended March 31, 2025 and 2026, respectively, goodwill was tested for impairment at the single operating segment level (one CGU), which is the level at which goodwill is monitored for internal management purposes. Impairment loss for goodwill is recognized if the recoverable amount of goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal and value in use of the CGU.
For the years ended March 31, 2024, 2025 and 2026, respectively, Takeda did not record an impairment loss for goodwill as a result of the impairment testing performed as of January 1.
For the years ended March 31, 2025 and 2026, the recoverable amount of goodwill was assessed based on fair value less costs of disposal. The fair value less costs of disposal was determined by discounting the estimated future cash flows based on a 10-year projection using a terminal growth rate and a discount rate as well as deducting the estimated costs of disposal. The projection included the sales forecast related to certain products in the U.S. as the significant assumption, associated with product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market and loss of exclusivity. In setting the sales forecast, Takeda considered past experience, external sources of information, knowledge of competitor activity, and industry trends. The valuation methodology uses significant inputs which are not based on observable market data. Therefore, this fair value less costs of disposal is classified as level 3 in the fair value hierarchy.
Terminal growth rate and discount rate used in the discounted cash flow models for the impairment tests are as follows:

	For the Year Ended March 31
	2025	2026
Terminal growth rate	0.0%	0.0%
Discount rate (post-tax)	5.8%	7.0%
Terminal growth rate is based on management’s estimate of future long-term average growth rates. Discount rate is based on weighted average cost of capital (“WACC”) of Takeda.
The fair value less costs of disposal exceeded the carrying amount of the CGU, and a reasonable change in the assumptions used for the recoverable amount calculation would not result in an impairment.

12.     Intangible Assets

	JPY (millions)
Acquisition cost	Software	Intangible assets associated with products	Other	Total
As of April 1, 2024	¥289,116	¥8,300,433	¥11,944	¥8,601,492
Additions and other increases	38,769	55,345	134	94,248
Disposals and other decreases	(4,048)	(15,453)	(116)	(19,617)
Reclassification to assets held for sale (Note 18)	(95)	(11,108)	—	(11,204)
Foreign currency translation differences	(4,424)	(122,279)	(9)	(126,712)
As of March 31, 2025	¥319,318	¥8,206,937	¥11,953	¥8,538,208
Additions and other increases	35,420	191,426	—	226,845
Disposals and other decreases	(15,002)	(17,213)	(24)	(32,238)
Reclassification to assets held for sale (Note 18)	—	(46,943)	—	(46,943)
Foreign currency translation differences	32,307	640,053	59	672,419
As of March 31, 2026	¥372,043	¥8,974,261	¥11,988	¥9,358,291

Accumulated amortization and accumulated impairment losses
As of April 1, 2024	¥(139,483)	¥(4,186,707)	¥(620)	¥(4,326,810)
Amortization	(40,414)	(548,660)	(113)	(589,187)
Impairment losses	(556)	(95,047)	—	(95,602)
Disposals and other decreases	3,081	15,283	20	18,384
Reclassification to assets held for sale (Note 18)	63	11,108	—	11,171
Foreign currency translation differences	2,538	72,858	1	75,397
As of March 31, 2025	¥(174,771)	¥(4,731,164)	¥(713)	¥(4,906,647)
Amortization	(42,544)	(504,475)	(97)	(547,116)
Impairment losses	(762)	(132,640)	—	(133,402)
Disposals and other decreases	14,987	17,213	2	32,202
Reclassification to assets held for sale (Note 18)	—	43,353	—	43,353
Foreign currency translation differences	(19,665)	(407,643)	(25)	(427,332)
As of March 31, 2026	¥(222,756)	¥(5,715,356)	¥(832)	¥(5,938,943)

Carrying amount
As of April 1, 2024	¥149,632	¥4,113,726	¥11,324	¥4,274,682
As of March 31, 2025	144,547	3,475,773	11,240	3,631,560
As of March 31, 2026	149,287	3,258,905	11,156	3,419,348
There were no material internally generated intangible assets recorded in the consolidated statements of financial position.

The intangible assets associated with products are comprised of the following:

	JPY (millions)
	Marketed products	In-process R&D	Carrying amount
As of April 1, 2024	¥3,148,680	¥965,045	¥4,113,726
As of March 31, 2025	2,556,431	919,342	3,475,773
As of March 31, 2026	2,188,277	1,070,628	3,258,905
Marketed products mainly represent license rights associated with commercialized products. In-process R&D mainly represents products in development and license rights obtained in connection with Takeda’s collaborations, in-licensing agreements and others. These agreements relate to the right to sell products that are being developed (Note 13).
The table below provides information about significant intangible assets.

		JPY (millions) Carrying amount		Remaining amortization period
		As of March 31		As of March 31
		2025	2026	2026
Immunoglobulins	Marketed products	¥710,287	¥682,868	9 Years
Zasocitinib (TAK-279)	In-process R&D	609,329	652,592	-
TAKHZYRO	Marketed products	496,676	471,297	8 Years
ADVATE & ADYNOVATE/ADYNOVI	Marketed products	220,595	192,138	4 Years
ALUNBRIG	Marketed products	163,329	113,396	5 Years
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
During the year ended March 31, 2026, Takeda recorded impairment losses of JPY 133,402 million, which primarily included JPY 58,173 million related to the gamma delta T-cell therapy platform and associated oncology programs recorded following the decision to discontinue cell therapy research, JPY 31,877 million related to ALUNBRIG, a treatment for non-small cell lung cancer, recorded due to a reduction in future sales forecasts, and impairment charges for certain other in-process R&D assets following the decision to discontinue the related research and development activities. The recoverable amount of the impaired assets amounted to JPY 113,419 million.
These losses are recognized mainly in amortization and impairment losses on intangible assets associated with products in the consolidated statements of profit or loss.

Impairment losses were calculated by deducting the recoverable amount from the carrying amount.
For the years ended March 31, 2024, 2025 and 2026, the recoverable amount was measured at fair value less costs of disposal. This fair value is classified as Level 3 in the fair value hierarchy. The discount rates (post-tax) used for the measurement for the years ended March 31, 2024, 2025 and 2026 were 7.2%, 5.8% and 7.1% respectively.
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
Under the terms of these collaborations, in-licensing arrangements, and other asset acquisitions, Takeda made the following payments:

	JPY (millions)
	For the Year Ended March 31
	2024	2025	2026
Initial up-front payments, milestone payments, and other asset acquisitions	¥124,878	¥87,129	¥195,152
Acquisition of shares of collaboration and in-licensing partners	2,050	12,268	12,070
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
In April 2026, Protagonist exercised its opt-out right, and Takeda paid USD 200 million under the terms of the agreement in June 2026.
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
Innovent Biologics, Inc. (“Innovent”)

In October 2025, Takeda entered into a license and collaboration agreement with Innovent for the development, manufacturing and commercialization of two late-stage investigational medicines for solid tumors, IBI363 and IBI343, worldwide outside of China, Hong Kong, Macau and Taiwan. Takeda will also receive an exclusive option to license global rights outside of China, Hong Kong, Macau and Taiwan for IBI3001, an early-stage investigational medicine.

In December 2025, Takeda made an upfront payment of USD 1,200 million, which includes a minority equity investment in Innovent. Regarding IBI363 and IBI343, Takeda may make potential milestone and royalty payments. Takeda and Innovent will co-develop IBI363 globally with a 60/40 (Takeda/Innovent) cost split. In addition, Takeda will lead and co-commercialize IBI363 in the U.S. with a 60/40 (Takeda/Innovent) profit or loss split. With respect to IBI3001, if the option is exercised, Takeda will make an option payment, as well as additional potential milestone and royalty payments. The transaction is subject to customary closing conditions, including regulatory approvals.
The following is a description of Takeda’s significant collaborations, and in-licensing agreements, and other asset acquisitions which Takeda completed during the past three fiscal years.
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
Other R&D Related Agreements
Blackstone Life Sciences (“BXLS”)
In March 2025, Takeda entered into a development funding agreement with BXLS for mezagitamab (TAK-079). Under this agreement, Takeda would receive up to a total of USD 300 million to co-fund development activities for immune thrombocytopenia (ITP) and immunoglobulin A nephropathy (IgAN) from the fiscal year ended March 31, 2026, through the fiscal year ending March 31, 2029. In May 2026, Takeda and BXLS amended the March 2025 agreement and increased the funding by USD 250 million to total of USD 550 million to co-fund additional development activities for mezagitamab. Takeda recognizes the funding as a reduction of research and development expenses as incurred as there is sharing of risk and costs associated with the development activities with BXLS. BXLS is eligible to receive regulatory approval milestone payments of up to USD 415 million and cumulative sales milestone payments of up to USD 500 million if all related milestones are achieved. These milestone payments will be capitalized as intangible assets associated with products which are amortized on a straight-line method over the estimated useful life. Additionally, upon commercialization, BXLS will be entitled to receive royalties on U.S. sales. Royalties will be recorded in cost of sales as incurred. After regulatory approval, Takeda has the option to buy-out its remaining sales milestone payments and royalty obligations for the funding provided by BXLS. In a case where Takeda chooses to exercise the buy-out option, the payment will be capitalized as intangible assets associated with products which are amortized on a straight-line method over the estimated useful life. If Takeda terminates the agreement, BXLS has an option to acquire or license mezagitamab from Takeda at fair value.

14.    Other Financial Assets

	JPY (millions) As of March 31
	2025	2026
Derivative financial instruments (Note 26)	¥84,369	¥167,920
Investments in convertible notes (Note 26)	10,424	8,776
Investments in debt instruments (Note 26)	91,348	106,366
Investments in equity instruments (Note 26)	151,687	173,034
Financial assets associated with contingent consideration arrangements (Note 26)	10,197	10,488
Other	23,576	15,244
Total	¥371,600	¥481,829
Non-current	¥351,124	¥439,941
Current	¥20,476	¥41,888
As of March 31, 2025 and 2026, investments in equity instruments included JPY 78,073 million and JPY 106,729 million, respectively, of investments in public companies. These are considered Level 1 in the fair value hierarchy as defined in Note 26. The remainder of the equity instruments primarily relates to investments acquired in connection with collaborations and licensing agreements (Note 13) and are considered Level 3 investments in the fair value hierarchy.
As of March 31, 2025 and 2026, financial assets associated with contingent consideration arrangements are assets mainly recognized in relation to the divestiture of XIIDRA (Note 26) and are considered Level 3 investments in the fair value hierarchy.
15.    Inventories

	JPY (millions) As of March 31
	2025	2026
Finished products and merchandise	¥323,513	¥426,933
Work-in-process	552,200	641,002
Raw materials and supplies	341,636	328,685
Total	¥1,217,349	¥1,396,620
The amount of inventory write-downs recognized was JPY 26,335 million, JPY 40,203 million, and JPY 49,588 million for the years ended March 31, 2024, 2025 and 2026 respectively, and was included in cost of sales.

16.    Trade and Other Receivables

	JPY (millions) As of March 31
	2025	2026
Trade receivables	¥770,896	¥977,355
Other receivables	58,050	36,287
Impairment loss allowance	(9,763)	(11,063)
Chargebacks and other allowances	(109,718)	(158,267)
Total	¥709,465	¥844,312
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
Trade and other receivables due from customers that Takeda has the option to factor are classified as investments in debt instruments measured at FVTOCI since they are held to collect and sell. As of March 31, 2025 and 2026, trade and other receivables measured at FVTOCI were JPY 65,568 million and JPY 66,424 million, respectively.
17.    Cash and Cash Equivalents

	JPY (millions) As of March 31
	2025	2026
Cash and deposits	¥233,742	¥144,760
Short-term investments	151,371	450,294
Total	¥385,113	¥595,054
18.    Assets and Disposal Groups Held for Sale
Takeda has classified certain assets as held for sale in the consolidated statements of financial position. Non-current assets and disposal groups are transferred to assets held for sale when it is expected that their carrying amounts will be recovered principally through a sale and the sale is considered highly probable. The non-current assets and disposal groups held for sale are held at the lower of carrying amount and fair value less costs to sell.
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

Disposal Groups Held for Sale

	JPY (millions) As of March 31
	2025	2026
Property, plant and equipment	¥6,259	¥5,444
Goodwill	7,011	8,953
Intangible assets	33	3,497
Other assets	95	61
Total assets	¥13,397	¥17,955

Trade and other payables	—	102
Other liabilities	—	716
Total liabilities	¥—	¥818
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

The disposal groups held for sale consisted of the following and their associated fair value is classified as Level 3 in the fair value hierarchy as of March 31, 2026.
•Takeda entered into an equity and asset purchase agreement to transfer products such as ACTOVEGIN, in the Eurasian Economic Union territory and the manufacturing site in Yaroslavl in May 2024. The agreement was subject to approval by the Russian Government Commission. Following receipt of the approval in August 2025, the related assets and liabilities, including goodwill and property, plant and equipment, as well as the related other comprehensive income were classified as held for sale.
•In March 2026, Takeda entered into an asset purchase agreement for the divestiture of RIOPAN, a non-core gastric acidity management agent, in Europe and Canada and classified the corresponding goodwill as held for sale. The divestiture was completed in May 2026.

During the fiscal year ended March 31, 2026, Takeda completed the transfer of the business operations related to MEPACT and non-core products in the Middle East and North Africa regions. In addition, during the fiscal year ended March 31, 2026, Takeda classified the assets such as intangible asset as held for sale related to an asset purchase agreement for the divestiture of non-core products in Europe and Canada and completed the divestiture. Upon the completion of these divestitures, Takeda recognized a JPY 18,265 million divestiture gain in other operating income (Note 5) and the proceeds from these divestitures are reflected in Takeda’s proceeds from sales of business (net of cash and cash equivalents divested) in the consolidated statements of cash flows of JPY 33,325 million for the fiscal year ended March 31, 2026.

When disposal groups were classified as held for sale, Takeda recorded an impairment loss of JPY 1,685 million, JPY 6,812 million and JPY 1,363 million in other operating expenses (Note 5) during the year ended March 31, 2024, 2025 and 2026, respectively.

19.    Bonds and Loans

	JPY (millions) As of March 31
	2025	2026
Bonds	¥4,190,632	¥4,656,812
Short-term loans	74,621	26
Long-term loans	250,012	225,000
Total	¥4,515,265	¥4,881,837
Non-current	¥3,966,326	¥4,369,681
Current	¥548,939	¥512,157
The composition of bonds is as follows:

Instrument		JPY (millions) Carrying amount			Maturity
	Principal amount in contractual currency (millions)	As of March 31, 2025	As of March 31, 2026	Interest rate (%)
Unsecured Senior Notes Assumed in Shire Acquisition	$500	195,295	81,332	5.250%	June 2045
Unsecured Senior Notes Assumed in Shire Acquisition	$1,500	219,033	237,743	3.200%	September 2026 (4)
2018 EUR Unsecured Senior Notes – fixed rate	€3,000	482,180	547,557	2.250 - 3.000%	November 2026 - November 2030
2018 USD Unsecured Senior Notes – fixed rate	$1,750	259,681	278,416	5.000%	November 2028
2020 USD Unsecured Senior Notes – fixed rate	$7,000	1,037,021	1,111,083	2.050 - 3.375%	March 2030 - July 2060
2020 EUR Unsecured Senior Notes – fixed rate	€3,600	577,703	655,829	0.750 - 2.000%	July 2027 - July 2040
2021 JPY Unsecured Senior Bonds – fixed rate	¥250,000	249,561	249,628	0.400%	October 2031
2024 Hybrid bonds (subordinated bonds)	¥460,000	457,983	458,443	1.934% per annum through June 25, 2029 and One-Year JGB interest rate + margin (1.400 - 2.400%) thereafter	June 2084 (1)(2)
2024 USD Unsecured Senior Notes – fixed rate	$3,000	442,175	473,755	5.300 - 5.800%	July 2034 - July 2064 (3)
2025 JPY Unsecured-Senior Bonds – fixed rate	¥184,000	—	183,609	1.599 - 2.292%	June 2030 - June 2035 (7)
2025 USD Unsecured Guaranteed Senior Notes – fixed rate	$2,400	—	379,418	5.200 - 5.900%	July 2035 - July 2055 (8)
Commercial Paper	¥270,000 as of March 31, 2025(6)	270,000	—	—	April 2025 - June 2025
Total		¥4,190,632	¥4,656,812

The composition of loans is as follows:

Instrument		JPY (millions) Carrying amount			Maturity
	Principal amount in contractual currency (millions)	As of March 31, 2025	As of March 31, 2026	Interest rate (%)
Bilateral Loans	¥185,000	210,000	185,000	0.513 - 2.616%	March 2029 - March 2034 (9)
2025 USD Bilateral Loan	$500 as of March 31, 2025	74,505	—	4.71492%	July 2025
2024 Syndicated Hybrid Loans (Subordinated Loans)	¥40,000	40,000	40,000	6 months TIBOR＋margin (1.350% - 2.350%)	October 2084 (1)(5)
Other		128	26
Total		¥324,633	¥225,026
(1) The Hybrid Bonds are callable on or after June 25, 2029 and the Hybrid Loan is prepayable on or after October 3, 2029.
On April 25, 2024, Takeda repaid JPY 50,000 million in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of JPY 50,000 million maturing on April 25, 2031. Following this, on June 25, 2024, Takeda issued 60-year Unsecured Hybrid Bonds with an aggregate principal amount of JPY 460,000 million and a maturity date of June 25, 2084(2).
On July 5, 2024, Takeda issued USD 3,000 million (principal amount) in Unsecured U.S. dollar-denominated senior notes with maturity dates ranging from July 5, 2034 to July 5, 2064(3). The proceeds of the USD bond issuance were efficiently deployed to fund a tender offer to redeem USD 1,500 million (principal amount) in Unsecured Senior Notes on July 12, 2024 in advance of their original maturity in September 2026(4), with the balance of proceeds deployed towards the reduction of Commercial Paper drawings in July 2024.
On October 3, 2024, Takeda drew down a Syndicated Hybrid Loan with an aggregate principal amount of JPY 40,000 million and a maturity date of October 3, 2084(5). The proceeds of the Syndicated Hybrid Loan, together with the proceeds of the Hybrid Bonds issued on June 25, 2024 were deployed towards the redemption of JPY 500,000 million (principal amount) in Hybrid Bonds issued in June 2019 on October 6, 2024, in advance of their original maturity of June 6, 2079.
On March 31, 2025, Takeda prepaid JPY 313,500 million and USD 1,500 million (principal amounts) in Syndicated Loans in advance of their original maturity dates ranging from April 27, 2026 to April 26, 2030. To repay the Syndicated Loans, Takeda used cash on hand, Short Term Loan with an aggregated principal amount of USD 500 million, which was drawn down on March 31, 2025, as well as Short Term Commercial Paper drawings. The principal amount of Commercial Paper drawings outstanding was JPY 270,000 million as at March 31, 2025(6).

On April 25, 2025, Takeda repaid JPY 10,000 million in Bilateral Loans falling due. On June 12, 2025, Takeda issued JPY 184,000 million in unsecured JPY denominated senior bonds (“JPY Bonds”) with maturity dates ranging from June 12, 2030, to June 12, 2035(7). The proceeds of the JPY Bonds were used to redeem commercial paper. Following this, on June 23, 2025, Takeda redeemed USD 800 million of unsecured U.S. dollar-denominated senior notes on their maturity date. Takeda has also rolled over USD 500 million Bilateral Loan, which was originally drawn down on March 31, 2025, on a monthly basis until July 3, 2025.

On July 2, 2025, Takeda issued unsecured U.S. dollar-denominated senior guaranteed notes (the "USD Notes") in an aggregate principal amount of USD 2,400 million with maturity dates of July 7, 2035 and July 7, 2055(8), through its indirect wholly owned finance subsidiary Takeda U.S. Financing, Inc. The proceeds of the USD Notes were primarily used to repay USD 500 million Bilateral Loan on July 3, 2025, and redeem commercial paper drawings in July 2025.
On March 31, 2026, Takeda repaid JPY 75,000 million in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of JPY 60,000 million maturing on March 31, 2034(9). Takeda also entered into commitment facilities of JPY 350,000 million and USD 2,100 million. These commitment facilities are effective from March 31, 2026 for five years at minimum and contain certain restrictive covenants, the breach of which may limit our ability to access these facilities. Takeda was in compliance with the covenants as of March 31, 2026. The purpose of the new facilities is for general business use. In connection with these new facilities, Takeda’s existing commitment facility of JPY 700,000 million expiring in September 2026 was cancelled on the same date.
*Amounts presented in the above explanation for Bonds and Loans are based on the principal amount.

20.    Other Financial Liabilities

	JPY (millions) As of March 31
	2025	2026
Derivative financial instruments (Note 26)	¥16,528	¥20,524
Lease liabilities (Note 26)	573,325	594,520
Financial liabilities associated with programs to sell certain receivables	67,223	79,788
Financial liabilities associated with contingent consideration arrangements (Note 26)	4,362	3,185
Other	108,582	14,452
Total	¥770,020	¥712,469
Non-current	¥550,900	¥571,248
Current	¥219,120	¥141,220
As of March 31, 2025, “Other” mainly includes deposits related to certain vaccines operations.
21.    Employee Benefits
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

The amounts recognized in the consolidated statements of profit or loss and the consolidated statements of financial position are as follows:

Consolidated statements of profit or loss

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Japan	¥2,741	¥4,182	¥2,139
Foreign	15,956	13,925	17,871
Defined benefit costs	¥18,697	¥18,106	¥20,011
Consolidated statements of financial position

	JPY (millions) As of March 31, 2025
	Japan	Foreign	Total
Present value of defined benefit obligations	¥130,864	¥253,624	¥384,488
Fair value of plan assets	221,422	125,701	347,123
Effect of asset ceiling	78,717	—	78,717
Net defined benefit liabilities (assets)	¥(11,840)	¥127,922	¥116,083

Consolidated statements of financial position
Net defined benefit liabilities	¥7,462	¥127,967	¥135,429
Net defined benefit assets*	19,302	44	19,346
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(11,840)	¥127,922	¥116,083

	JPY (millions) As of March 31, 2026
	Japan	Foreign	Total
Present value of defined benefit obligations	¥116,648	¥303,505	¥420,153
Fair value of plan assets	¥224,045	¥166,940	¥390,985
Effect of asset ceiling	98,399	8	98,407
Net defined benefit liabilities (assets)	¥(8,998)	¥136,573	¥127,576

Consolidated statements of financial position
Net defined benefit liabilities	¥7,047	¥136,637	¥143,683
Net defined benefit assets	16,044	63	16,108
Net amount of liabilities (assets) recognized in the consolidated statements of financial position	¥(8,998)	¥136,573	¥127,576
*Net defined benefit assets were included in other non-current assets on the consolidated statements of financial position.

Defined benefit obligations
A summary of changes in present value of the defined benefit obligations for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31, 2025
	Japan	Foreign	Total
At beginning of the year	¥143,712	¥301,078	¥444,790
Current service cost	2,918	12,281	15,199
Interest cost	2,448	9,170	11,618
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	40	37	77
From changes in financial assumptions	(7,622)	(3,952)	(11,574)
Experience adjustments	696	7,006	7,701
Past service cost	1,535	(2,731)	(1,196)
Settlement*	—	(57,537)	(57,537)
Benefits paid	(12,701)	(17,053)	(29,754)
Contributions by the employees	—	5,053	5,053
Effect of business combinations and disposals	(161)	(95)	(256)
Foreign currency translation differences	—	366	366
At end of the year	¥130,864	¥253,624	¥384,488

	JPY (millions) For the Year Ended March 31, 2026
	Japan	Foreign	Total
At beginning of the year	¥130,864	¥253,624	¥384,488
Current service cost	2,370	13,117	15,486
Interest cost	3,209	6,978	10,187
Remeasurement of defined benefit pension plans
From changes in demographic assumptions	7	(3,977)	(3,971)
From changes in financial assumptions	(9,507)	(4,149)	(13,655)
Experience adjustments	(900)	6,488	5,588
Benefits paid	(9,394)	(14,412)	(23,807)
Contributions by the employees	—	5,978	5,978
Foreign currency translation differences	—	39,859	39,859
At end of the year	¥116,648	¥303,505	¥420,153
* The defined benefit obligation for the fiscal year ended March 31, 2025, decreased due to the implementation of a pension buyout for a certain retirement pension plan with participants in multiple U.S. subsidiaries.
The remaining weighted average duration of the defined benefit obligations was 12.1 years and 11.2 years as of March 31, 2025 and 2026, respectively.
Significant actuarial assumptions used to determine the present value are as follows:

	Discount rate	Future salary increases
As of March 31, 2025
Japan	2.4%	—
Foreign	2.5%	3.0%
As of March 31, 2026
Japan	3.5%	—
Foreign	2.5%	2.8%
Takeda has cash balance plans and the future salary increases are not used to determine the present value of the defined benefit obligations for those plans. As of March 31, 2025 and 2026, future salary increases were not used to determine the present value of the defined benefit obligations related to all the defined benefit plans in Japan and certain plans in foreign countries.

A 0.5% change in these actuarial assumptions would affect the present value of defined benefit obligations at the end of the reporting period, while holding all other assumptions constant, by the amounts shown below:

	JPY (millions)
	Discount Rate		Future Salary Increases
	Change in assumption	Impact	Change in assumption	Impact
As of March 31, 2025
Japan	+0.50%	(7,178)	+0.50%	—
	-0.50%	7,914	-0.50%	—
Foreign	+0.50%	(14,452)	+0.50%	4,871
	-0.50%	16,049	-0.50%	(4,397)
As of March 31, 2026
Japan	+0.50%	(5,919)	+0.50%	—
	-0.50%	6,540	-0.50%	—
Foreign	+0.50%	(15,920)	+0.50%	5,668
	-0.50%	17,903	-0.50%	(5,092)

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
A summary of changes in fair value of plan assets for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31
	2025	2026
Balance at beginning of the year	¥391,743	¥347,123
Interest income on plan assets	8,574	7,560
Remeasurement of defined benefit plans Return on plan assets	1,164	8,135
Contributions by the employer	18,845	15,417
Contributions by the employees	5,053	5,978
Settlement*	(60,320)	—
Benefits paid	(18,826)	(15,914)
Foreign currency translation differences	890	22,686
Balance at end of the year	¥347,123	¥390,985
* Plan assets for the fiscal year ended March 31, 2025, decreased due to the implementation of a pension buyout for a certain retirement pension plan with participants in multiple U.S. subsidiaries.
Takeda expects to contribute JPY 16,122 million to the defined benefit plans for the year ending March 31, 2027.

The breakdown of fair value by asset class is as follows:

	JPY (millions) As of March 31
	2025		2026
	With quoted prices in active markets	No quoted prices in active markets	With quoted prices in active markets	No quoted prices in active markets
Equities:
Japan	¥10,531	¥2,315	¥8,910	¥1,857
Foreign	57,690	81,589	75,471	71,794
Bonds:
Japan	387	19,513	450	23,112
Foreign	33,014	33,246	38,696	31,580
Life insurance company general accounts	—	68,741	—	79,709
Cash and cash equivalent	11,070	—	16,727	—
Property	536	18,036	688	27,665
Other	1,104	9,350	4,316	10,010
Total plan assets	¥114,332	¥232,791	¥145,259	¥245,726
Equities and bonds with no quoted prices in active markets include pooled funds that are primarily invested in listed securities on active markets. Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on a pooled basis. Property with no quoted prices in active markets primarily includes real estate investments in Switzerland.
Changes in effect of asset ceiling for the periods presented are as follows:

	JPY (millions) For the Year Ended March 31
	2025	2026
Balance at beginning of the year	¥63,422	¥78,717
Interest income	1,059	1,897
Remeasurement Changes in effect of asset ceiling	14,237	17,792
Balance at end of the year	¥78,717	¥98,407
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
The amount of defined contribution costs was JPY 60,521 million, JPY 52,692 million, and JPY 52,490 million for the years ended March 31, 2024, 2025, and 2026, respectively. These amounts include contributions to publicly provided plans.
Other Employee Benefit Expenses
Major employee benefit expenses other than retirement benefits for each fiscal year are as follows:

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Salary	¥688,316	¥701,775	¥711,159
Bonuses	161,821	174,576	138,442
Other	274,094	266,491	273,240
The above table excludes severance and other personnel expenses related to restructuring, as detailed in Note 22.

22.    Provisions

	JPY (millions) For the Year Ended March 31
	2025	2026
Non-current	¥35,177	¥37,550
Current	533,140	998,501
Total	¥568,317	¥1,036,051

The movements in the provisions are as follows:

	JPY (millions)
	Litigation (Note 31)	Restructuring	Rebates and return reserves	Other	Total
As of April 1, 2024	¥22,342	¥12,102	¥483,259	¥21,089	¥538,793
Increases	7,181	41,794	871,225	39,848	960,049
Decreases (utilized)	(16,959)	(29,976)	(799,841)	(16,829)	(863,606)
Decreases (reversed)	(63)	(8,609)	(42,854)	(750)	(52,275)
Foreign currency translation differences	(40)	(1,316)	(12,624)	(664)	(14,644)
As of March 31, 2025	¥12,462	¥13,995	¥499,165	¥42,695	¥568,317
Increases	408,681	31,135	989,718	8,028	1,437,561
Decreases (utilized)	(5,758)	(16,842)	(932,913)	(10,027)	(965,541)
Decreases (reversed)	(646)	(1,953)	(51,243)	(3,080)	(56,922)
Foreign currency translation differences	1,010	1,592	47,341	2,692	52,635
As of March 31, 2026	¥415,749	¥27,927	¥552,068	¥40,308	¥1,036,051
Litigation
Takeda is involved in various legal and administrative proceedings. The litigation provision for the fiscal year ended March 31, 2026 includes a provision for damages relating to the AMITIZA (lubiprostone) antitrust litigation, for which a verdict was rendered in May 2026 in the U.S. District Court for the District of Massachusetts (Note 31).
Restructuring
Takeda has various restructuring efforts in place during the years ended March 31, 2024, 2025 and 2026, in connection with the following:
•Enterprise-wide efficiency program - Takeda implemented an enterprise-wide program from the fiscal year ended March 31, 2025 onward, aimed at promoting business growth and improving profitability. This program includes increasing the agility and simplicity of our business organization, investing in digital, data, and technology (DD&T) to enhance productivity and efficiency across the organization, and implementing cost reductions and process improvements in supply chain and vendor management.
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

Restructuring expenses recorded for the fiscal years ended March 31, 2024, 2025 and 2026 are as follows:

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Cash:
Severance	¥13,685	¥62,595	¥35,198
Consulting fees	11,528	16,205	8,345
Other	48,622	44,784	19,240
Total	¥73,835	¥123,584	¥62,783
Non-Cash:
Depreciation and impairment	¥7,523	¥4,548	¥8,035
Total	¥81,358	¥128,133	¥70,818
Other restructuring expenses for the fiscal years ended March 31, 2024, 2025 and 2026 include personnel expenses of JPY 9,769 million, JPY 16,353 million, and JPY 9,550 million, respectively, and mainly related to retention bonus and salary of employees fully dedicated to restructuring programs. Also, other restructuring expenses for the fiscal year ended March 31, 2024 include expenses related to lease termination agreement to consolidate the offices for the purpose of maximizing organizational effectiveness.
Takeda’s Board of Directors held on March 25, 2026 approved the transformation program designed to strengthen our competitiveness and accelerate future growth and, primarily as a result of the program, a restructuring expense of JPY 170,000 million is projected to be incurred in the fiscal year ending March 31, 2027.
Rebates and Returns
Takeda has recognized a provision related mainly to sales rebates and returns for products and merchandise. The balances stated in the summary table above include provisions of JPY 241,704 million and JPY 291,232 million as of March 31, 2025 and 2026, respectively, for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. State and Federal government health programs, such as U.S. Medicaid and U.S. commercial managed care programs. These are expected to be paid out generally within one year. Return reserves are recorded primarily for credits expected to be issued to customers for certain expired products that will be returned. Sales rebates and sales returns reserves are reviewed and updated monthly or when there is a significant change in its amount.
Other
Other provisions are primarily related to asset retirement obligations, contract termination fees and onerous contracts, and other provisions for the fiscal year ended March 31, 2025 also included post-trial access costs for the terminated program (Note 5).
23.    Other Liabilities

	JPY (millions) As of March 31
	2025	2026
Accrued expenses	¥605,697	¥626,674
Deferred income	38,213	21,026
Other	35,233	42,270
Total	¥679,143	¥689,970
Non-current	¥82,859	¥99,818
Current	¥596,283	¥590,152
Accrued expenses include accrued employee benefit expenses of JPY 291,957 million and JPY 304,931 million as of March 31, 2025 and 2026, respectively.
Deferred income includes contract liabilities related to out-licensing agreements, product procurement and supply agreements, and government grants for the purchase of property, plant and equipment. The grants received were JPY 12,001 million and JPY 6,527 million during the fiscal years ended March 31, 2025 and 2026, respectively. The primary government grants relate to funding a portion of Takeda’s investment in the development and production of vaccines. Takeda received reimbursement for its investments in facilities. The grant income is recognized over the life of the associated assets and is recorded as an offset to the depreciation expense included in cost of sales, selling, general and administrative expenses, and research and development expenses.

24.    Trade and Other Payables

	JPY (millions) As of March 31
	2025	2026
Trade payables	¥308,450	¥324,368
Other payables	167,091	166,977
Total	¥475,541	¥491,345
25.    Equity and Other Equity Items

	Thousands of Shares For the Year Ended March 31
	2025	2026
Authorized shares as of the beginning of the year	3,500,000	3,500,000
Shares issued:
At the beginning of the year	1,582,419	1,590,950
Exercise of stock options	12	280
Issuance of shares	8,519	—
As of the end of the year	1,590,950	1,591,229
The shares issued by the Company are ordinary shares with no par value that have no restrictions on any rights.
The number of treasury shares included in the above shares issued was 13,405 thousand shares, 17,300 thousand shares, and 11,392 thousand shares as of April 1, 2024, March 31, 2025, and 2026, respectively.
The number of treasury shares as of April 1, 2024, March 31, 2025 and 2026 includes 5,888 thousand shares, 5,565 thousand shares and 5,102 thousand shares, respectively, held by the Employee Stock Ownership Plan (“ESOP”) Trust and the Board Incentive Plan (“BIP”) Trust. During the year ended March 31, 2025, the ESOP and BIP Trust acquired 460 thousand shares and sold 783 thousand shares. During the year ended March 31, 2026, the ESOP and BIP Trust acquired 401 thousand shares and sold 865 thousand shares.
During the year ended March 31, 2025, the Company issued 8,519 thousand shares of common stock and conducted the disposal of 7,327 thousand treasury shares under Long-Term Incentive Plan (“LTIP”) for the Company Group employees overseas. The issuance of these shares resulted in an increase in share capital of JPY 18,064 million and share premium of JPY 18,064 million and the disposal of treasury shares resulted in a decrease in treasury shares of JPY 24,999 million.
During the year ended March 31, 2026, the Company conducted the disposal of 17,271 thousand treasury shares under Long-Term Incentive Plan (“LTIP”) for the Company Group employees overseas. The disposal of treasury shares resulted in a decrease in treasury shares of JPY 73,760 million.
The shares of the Company’s common stock and treasury shares were converted into the Company’s American Depositary Shares (“ADSs”) and settled with employees.
During the year ended March 31, 2025, Takeda acquired a total of 11,544 thousand shares of its common stock for JPY 49,978 million in accordance with the resolution on the acquisition of its own shares at the Board of Directors Meeting held on January 30, 2025. During the year ended March 31, 2026, Takeda acquired a total of 11,824 thousand shares of its common stock for JPY 49,978 million, and the acquisition under the resolution was completed.

i) Dividends declared and paid during the previous fiscal years and the current fiscal year

Dividends declared and paid	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2023, to March 31, 2024
Q1 2023	¥140,475	¥90.00	March 31, 2023	June 29, 2023
Q3 2023	148,037	94.00	September 30, 2023	December 1, 2023
April 1, 2024, to March 31, 2025
Q1 2024	148,041	94.00	March 31, 2024	June 27, 2024
Q3 2024	155,893	98.00	September 30, 2024	December 2, 2024
April 1, 2025, to March 31, 2026
Q1 2025	154,763	98.00	March 31, 2025	June 26, 2025
Q3 2025	158,470	100.00	September 30, 2025	December 1, 2025
ii) Dividends declared whose record date falls in the fiscal year ended March 31, 2026 and the effective date falls in the following fiscal year
Matters with respect to dividends on shares of common stock will be proposed at the Annual General Meeting of Shareholders to be held on June 24, 2026.

Dividends to be submitted	JPY (millions) Total dividends	Dividends per share JPY	Record date	Effective date
April 1, 2026, to March 31, 2027
Q1 2026	158,494	¥100.00	March 31, 2026	June 25, 2026

26.    Financial Instruments
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
Financial Assets and Liabilities

	JPY (millions) As of March 31, 2025
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Investments in equity instruments	¥—	¥151,687	¥—	¥—	¥—	¥151,687
Derivative financial instruments	—	—	12,361	72,007	—	84,369
Investments in convertible notes	—	—	10,424	—	—	10,424
Investments in debt instruments	—	79,342	12,005	—	—	91,348
Financial assets associated with contingent consideration arrangements	—	—	10,197	—	—	10,197
Trade and other receivables	—	65,568	—	—	—	65,568
Total	¥—	¥296,597	¥44,987	¥72,007	¥—	¥413,592

Financial assets not measured at fair value
Other financial assets	¥23,576	¥—	¥—	¥—	¥—	¥23,576
Trade and other receivables	643,896	—	—	—	—	643,896
Cash and cash equivalents	385,113	—	—	—	—	385,113
Total	¥1,052,586	¥—	¥—	¥—	¥—	¥1,052,586

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥16,309	¥219	¥—	¥16,528
Financial liabilities associated with contingent consideration arrangements	—	—	4,362	—	—	4,362
Total	¥—	¥—	¥20,671	¥219	¥—	¥20,890

Financial liabilities not measured at fair value
Other financial liabilities -
Lease liabilities	¥—	¥—	¥—	¥—	¥573,325	¥573,325
Other	—	—	—	—	175,805	175,805
Trade and other payables	—	—	—	—	475,541	475,541
Bonds and loans	—	—	—	—	4,515,265	4,515,265
Total	¥—	¥—	¥—	¥—	¥5,739,936	¥5,739,936

	JPY (millions) As of March 31, 2026
	Financial assets measured at amortized cost	Measured at fair value through other comprehensive income	Measured at fair value through profit or loss	Derivative hedging instruments	Other financial liabilities	Total
Financial assets measured at fair value
Other financial assets -
Investments in equity instruments	¥—	¥173,034	¥—	¥—	¥—	¥173,034
Derivative financial instruments	—	—	11,102	156,818	—	167,920
Investments in convertible notes	—	—	8,776	—	—	8,776
Investments in debt instruments	—	85,148	21,219	—	—	106,366
Financial assets associated with contingent consideration arrangements	—	—	10,488	—	—	10,488
Trade and other receivables	—	66,424	—	—	—	66,424
Total	¥—	¥324,606	¥51,585	¥156,818	¥—	¥533,009

Financial assets not measured at fair value
Other financial assets	¥15,244	¥—	¥—	¥—	¥—	¥15,244
Trade and other receivables	777,888	—	—	—	—	777,888
Cash and cash equivalents	595,054	—	—	—	—	595,054
Total	¥1,388,186	¥—	¥—	¥—	¥—	¥1,388,186

Financial liabilities measured at fair value
Other financial liabilities -
Derivative financial instruments	¥—	¥—	¥20,524	¥—	¥—	¥20,524
Financial liabilities associated with contingent consideration arrangements	—	—	3,185	—	—	3,185
Total	¥—	¥—	¥23,709	¥—	¥—	¥23,709

Financial liabilities not measured at fair value
Other financial liabilities -
Lease liabilities	¥—	¥—	¥—	¥—	¥594,520	¥594,520
Other	—	—	—	—	94,240	94,240
Trade and other payables	—	—	—	—	491,345	491,345
Bonds and loans	—	—	—	—	4,881,837	4,881,837
Total	¥—	¥—	¥—	¥—	¥6,061,942	¥6,061,942
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

	JPY (millions) As of March 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivative financial instruments	¥—	¥2,892	¥9,470	¥12,361
Investment in convertible notes	—	—	10,424	10,424
Investment in debt instruments	—	—	12,005	12,005
Financial assets associated with contingent consideration arrangements	—	—	10,197	10,197
Derivative financial instruments for which hedge accounting is applied	—	72,007	—	72,007
Financial assets measured at fair value through OCI
Trade and other receivables	—	65,568	—	65,568
Equity instruments	78,073	—	73,614	151,687
Investments in debt instruments	79,342	—	—	79,342
Total	¥157,415	¥140,467	¥115,709	¥413,592

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	¥—	¥6,475	¥9,834	¥16,309
Financial liabilities associated with contingent consideration arrangements	—	—	4,362	4,362
Derivative financial instruments for which hedge accounting is applied	—	219	—	219
Total	¥—	¥6,694	¥14,196	¥20,890

	JPY (millions) As of March 31, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivative financial instruments	¥—	¥1,849	¥9,253	¥11,102
Investment in convertible notes	—	—	8,776	8,776
Investment in debt instruments	—	—	21,219	21,219
Financial assets associated with contingent consideration arrangements	—	—	10,488	10,488
Derivative financial instruments for which hedge accounting is applied	—	156,818	—	156,818
Financial assets measured at fair value through OCI
Trade and other receivables	—	66,424	—	66,424
Equity instruments	106,729	—	66,306	173,034
Investments in debt instruments	85,148	—	—	85,148
Total	¥191,876	¥225,091	¥116,042	¥533,009

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	¥—	¥8,358	¥12,166	¥20,524
Financial liabilities associated with contingent consideration arrangements	—	—	3,185	3,185
Total	¥—	¥8,358	¥15,351	¥23,709

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
Equity instruments and investments in debt instruments are not held for trading. If equity instruments or investments in debt instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt instruments are not quoted in an active market, the fair value is calculated utilizing an adjusted book value per share method or EBITDA multiples approach based on available information as of each period-end-date and comparable companies. The principal input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt instruments classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 4.3 times to 7.9 times. During the years ended March 31, 2025 and 2026, cumulative losses on equity investments of JPY (1,339) million and JPY (12,205) million were reclassified from other comprehensive income to retained earnings, respectively, upon the disposal of certain equity investments in publicly traded companies. The fair value of these investments on the dates of disposal during the years ended March 31, 2025 and 2026 were JPY 25,019 million and JPY 2,138 million, respectively. The investments were disposed of after management’s assessment of these investments relative to the investment strategy.
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
Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the years ended March 31, 2025. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. During the years ended March 31, 2025, the companies listed its equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the years ended March 31, 2025. There were no other significant transfers between levels of the fair value hierarchy during the years ended March 31, 2025 and 2026.

Level 3 financial assets fair values
Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the years ended March 31, 2025 and 2026. The disclosure related to Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in Financial liabilities associated with contingent consideration arrangements. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for Level 3 financial assets.

	JPY (millions) For the Year Ended March 31
	2025		2026
	Financial assets associated with contingent consideration arrangements	Equity instruments	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the year	¥12,293	¥88,925	¥10,197	¥73,614
Recognition of financial assets associated with contingent consideration arrangements	147	—	—	—
Changes recognized as finance income (expenses)	516	—	564	—
Changes in fair value of financial assets associated with contingent consideration due to other elements than time value	(1,789)	—	(566)	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	(970)	(16,846)	293	(10,676)
Purchases	—	2,843	—	3,236
Sales	—	(361)	—	(777)
Transfers to Level 1	—	(1,626)	—	—
Acquisition from conversion of convertible notes	—	1,488	—	1,500
Transfers to investments accounted for using the equity method	—	(809)	—	(1,182)
Transfers from investments accounted for using the equity method	—	—	—	591
As of the end of the year	¥10,197	¥73,614	¥10,488	¥66,306
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
As of March 31, 2025 and 2026, the balance primarily relates to pre-existing contingent consideration arrangements from historical acquisitions.
The fair value of financial liabilities associated with contingent consideration arrangements could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.

The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy. The following table shows a reconciliation from the opening balances to the closing balances and payment term for financial liabilities associated with contingent consideration arrangements for the years ended March 31, 2025 and 2026, respectively. There are no significant changes in fair value during the changes in significant assumptions which influence the fair value measurement for financial liabilities associated with contingent consideration arrangements.

	JPY (millions) For the Year Ended March 31
	2025	2026
As of the beginning of the year	¥7,772	¥4,362
Changes in the fair value during the period	(2,059)	476
Settled and paid during the period	(774)	—
Foreign currency translation differences	(577)	(1,652)
As of the end of the year	¥4,362	¥3,185

	JPY (millions) As of March 31
	2025	2026
Payment term (undiscounted)
Within one year	¥3,003	¥3,103
Between one and three years	1,398	83
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

	JPY (millions) As of March 31
	2025		2026
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	¥3,920,632	¥3,578,117	¥4,656,812	¥4,269,732
Long-term loans	250,012	245,220	225,000	217,426
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
Takeda uses forward exchange contracts, cross currency interest rate swaps, currency options to hedge individually significant foreign currency transactions. Takeda has also designated bonds and loans denominated in the United States Dollar and Euro and certain forward exchange contracts as hedging instruments of net investments in foreign operations. As of March 31, 2025, the total fair value of the foreign currency denominated loans and bonds was JPY 74,517 million and JPY 2,892,158 million respectively. As of March 31, 2026, there were no outstanding foreign currency denominated loans, and the total fair value of the foreign currency denominated bonds was JPY 3,417,873 million.

Takeda is exposed mainly to foreign currency risks of the United States Dollar and Euro. The fair values of Takeda’s financial instrument holdings are analyzed to determine their sensitivity to changes in foreign exchange rates. Our analysis shows that if the JPY were to change against all other currencies by 5%, as of March 31, 2025 and 2026, the hypothetical impact on net income would not be material. This analysis assumes that all other variables, in particular interest rates, remain constant and that a change in one currency’s rate relative to the JPY would not have any effect on another currency’s rate relative to the JPY. In addition, this analysis does not include the effects of foreign currency translation on financial instruments that are denominated in the functional currency of the entity holding them.

	JPY (millions) As of March 31, 2025
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥1,178,796	¥—	¥(3,120)
United States Dollar	128,717	—	1,673
Buying:
Euro	305,964	—	1,054
United States Dollar	129,574	—	(1,693)
Cross currency interest rate swaps:
Buying:
United States Dollar	774,089	774,089	68,154

	JPY (millions) As of March 31, 2026
	Contract amount	Contract amount to be settled in more than one year	Fair value
Forward exchange contracts:
Selling:
Euro	¥1,562,772	¥—	¥(4,332)
Buying:
Euro	513,196	—	(2,177)
Cross currency interest rate swaps:
Buying:
United States Dollar	774,089	774,089	155,015
The above cross currency interest rate swaps, designated as hedging instruments in a cash flow hedge, were related to foreign currency denominated bonds and loans. The cash flow hedge reserve related to the cross currency interest rate swaps were reclassified to profit or loss in the same period as the hedged expected future cash flows occur.

Interest Rate Risk
Takeda’s exposure to the risk of changes in benchmark interest rates and foreign exchange rate relates to the debts with floating interest rates as well as the trade and other receivables due from customers that Takeda has the option to factor. Takeda uses interest rate swaps, forward interest rate contracts, cross currency interest rate swaps that fix the amount of future payments to manage interest and foreign exchange rate risks through cash flow hedge strategies. Takeda may also use derivatives that effectively convert its fixed rate debt to floating through fair-value hedge strategies. The following summarizes interest rate swaps, forward interest rate contracts, and cross currency interest rate swaps designated as cash flow hedges as of March 31:

	JPY (millions) As of March 31
	Contract amount	Contract amount to be settled in more than one year	Fair value
2025	¥1,103,099	¥829,089	¥70,291
2026	829,089	814,089	156,818
The fair values of Takeda’s financial instrument holdings are analyzed to determine their sensitivity to interest rate changes. Our analysis shows that if there were a 1% change in interest rates, as of March 31, 2025 and 2026, the hypothetical impact on net income would not be material. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.
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

Our analysis shows that if the market price of equity instruments held by Takeda and investments in trusts which hold equity instruments on behalf of Takeda had changed by 10%, as of March 31, 2025 and 2026, the hypothetical impact on other comprehensive income would not be material. This analysis assumes that all other variables, in particular interest rates and foreign currency exchange rates, remain constant. There is no impact on net income because the changes in the fair value of equity instruments are recognized directly in equity.

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

		JPY (millions) As of March 31, 2025
	Notional	Carrying amount – assets	Carrying amount – liabilities	Line item in the statement of financial position where hedging instrument is included	Average rate used for the fair value of the hedging instrument
Cash flow hedges
Interest risk
Interest rate swaps	JPY 130,000 million	1,412	—	Other financial assets	1.04%
Forward interest rate contracts	JPY 50,000 million	119	37	Other financial assets /liabilities	1.32%
	USD 1,000 million	650	7	Other financial asset/liability	4.20%
Currency and interest risk
Cross currency interest rate swaps	USD 5,750 million	68,154	—	Other financial assets	134.62 JPY (0.11)%
Net investment hedges
Foreign currency denominated bonds and loans	USD 6,506 million	—	969,495	Bonds and loans
	EUR 6,632 million	—	1,070,017	Bonds and loans
Forward exchange contracts	USD 863 million	1,673	—	Other financial assets
	EUR 1,000 million	—	175	Other financial liabilities

	JPY (millions) As of March 31, 2025
	Balance in cash flow hedges and net investment hedges	Balance in hedge cost reserve
Cash flow hedges
Interest risk
Interest rate swaps	¥1,010	¥—
Forward interest rate contracts	(15,795)	—
Currency and interest risk
Cross currency interest rate swaps	(53,627)	(7,967)
Currency risk
Hedge related to acquisition	3,560	—
Net investment hedges
Foreign currency denominated bonds and loans	324,759	—
Forward exchange contracts	203,262	—

	JPY (millions) For the year ended March 31, 2025
	Amounts recognized in OCI		Amount reclassified to profit or loss
	Change in fair value of hedging instruments	Hedging costs	Cash flow hedge	Hedging costs	Line item in which reclassification adjustment is included
Cash flow hedges
Interest risk
Interest rate swaps	¥2,037	¥—	¥(6,415)	¥—	Finance income
Forward interest rate contracts	2,301	—	2,317	—	Finance expenses
Currency and interest risk
Cross currency interest rate swaps	(711)	18,663	(2,355)	(7,350)	Finance income and Finance expenses
Net investment hedges
Foreign currency denominated bonds and loans	(19,662)	—	—	—
Forward exchange contracts	13,466	—	—	—

The following tables represent the items designated as hedging instruments, amounts within other components of equity related to items designated as hedged items and amounts of changes in fair value of hedging instruments recorded in other comprehensive income and the amounts reclassified from the hedging reserve to profit or loss as of and for the year ended March 31, 2026:

		JPY (millions) As of March 31, 2026
	Notional	Carrying amount – assets	Carrying amount – liabilities	Line item in the statement of financial position where hedging instrument is included	Average rate used for the fair value of the hedging instrument
Cash flow hedges
Interest risk
Interest rate swaps	JPY 55,000 million	1,803	—	Other financial assets	1.70%
Currency and interest risk
Cross currency interest rate swaps	USD 5,750 million	155,015	—	Other financial assets	134.62 JPY (0.11)%
Net investment hedges
Foreign currency denominated bonds	USD 2,000 million	—	319,166	Bonds
	EUR 6,627 million	—	1,212,915	Bonds

	JPY (millions) As of March 31, 2026
	Balance in cash flow hedges and net investment hedges	Balance in hedge cost reserve
Cash flow hedges
Interest risk
Interest rate swaps	¥1,215	¥—
Forward interest rate contracts	(13,323)	—
Currency and interest risk
Cross currency interest rate swaps	(27,354)	(4,808)
Currency risk
Hedge related to acquisition	3,560	—
Net investment hedges
Foreign currency denominated bonds	463,091	—
Forward exchange contracts	228,060	—

	JPY (millions) For the year ended March 31, 2026
	Amounts recognized in OCI		Amount reclassified to profit or loss
	Change in fair value of hedging instruments	Hedging costs	Cash flow hedge	Hedging costs	Line item in which reclassification adjustment is included
Cash flow hedges
Interest risk
Interest rate swaps	¥528	¥—	¥(229)	¥—	Finance income
Forward interest rate contracts	1,435	—	2,043	—	Finance expenses
Currency and interest risk
Cross currency interest rate swaps	109,946	6,155	(72,246)	(1,542)	Finance income
Net investment hedges
Foreign currency denominated bonds	157,640	—	—	—
Forward exchange contracts	57,733	—	—	—
The amount relating to the ineffectiveness recorded in profit or loss was immaterial for the years ended March 31, 2025 and 2026. The amount of hedging gains/losses recorded in other comprehensive income and reclassified to profit or loss as hedged future cash flows were no longer expected to occur was not material for the years ended March 31, 2025 and 2026.
Capital Management
The capital structure of Takeda consists of shareholders’ equity (Note 25), bonds and loans (Note 19), and cash and cash equivalents (Note 17). The fundamental principles of Takeda’s capital risk management are to build and maintain a steady financial base for the purpose of maintaining soundness and efficiency of operations and achieving sustainable growth. According to these principles, Takeda conducts capital investment, profit distribution such as dividends, and repayment of loans based on steady operating cash flows through the development and sale of competitive products.
Takeda utilizes factoring arrangements for selected trade and other receivables. Under these programs, trade and other receivables sold are derecognized when the risks and rewards of ownership have been transferred. Amounts due from customers that are subject to the factoring arrangements but have not been factored at fiscal year end are disclosed in Note 16.
Takeda balances and monitors its capital structure between debt and equity and adheres to a conservative financial discipline.

Credit Risk
Takeda is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange and interest rate derivatives, and other financial instruments. The maximum exposure to credit risk, without taking into account any collateral held at the end of the reporting period, is represented by the carrying amount of the financial instruments which is exposed to credit risk on the consolidated statements of financial position. Takeda regularly monitors the status of credit risk exposure with banks and financial institutions.
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
The following represents the carrying amount of the trade receivables categorized by due date and the analysis of impairment loss allowance as of March 31, 2025 and 2026:

	JPY (millions) except for percentage As of March 31, 2025
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥585,910	¥28,481	¥9,162	¥5,605	¥19,894	¥12,127	¥661,178
Impairment loss allowance	(1,965)	(299)	(459)	(505)	(2,171)	(4,364)	(9,763)
Net carrying amount	583,945	28,181	8,702	5,100	17,723	7,763	651,414
Weighted average loss rate (%)	0.3%	1.1%	5.0%	9.0%	10.9%	36.0%	1.5%

	JPY (millions) except for percentage As of March 31, 2026
		Amount past due
	Current	Within 30 days	Over 30 days but within 60 days	Over 60 days but within 90 days	Over 90 days but within one year	Over one year	Total
Gross carrying amount	¥705,556	¥47,464	¥11,364	¥9,440	¥23,187	¥22,077	¥819,088
Impairment loss allowance	(2,504)	(68)	(15)	(80)	(754)	(7,642)	(11,063)
Net carrying amount	703,051	47,396	11,349	9,361	22,433	14,435	808,025
Weighted average loss rate (%)	0.4%	0.1%	0.1%	0.8%	3.3%	34.6%	1.4%
Management believes that the unimpaired amounts that are past due are still collectible in full, based on historical payment behavior and extensive analysis of customer credit risk.
As of March 31, 2025 and 2026, Takeda has provided loss allowance on trade receivables and other receivables not past due based on an analysis of credit histories. Loss allowance for trade receivables are measured based on expected credit losses on a collective basis using the simplified approach. However, when events that have a detrimental impact on the estimated future cash flows such as customers’ deterioration of financial conditions or failure of payment overdue have occurred, expected credit losses are measured on an individual basis as credit-impaired financial assets. Takeda considers a financial asset to be in default when the customer is unlikely to pay the obligation in full, without recourse by Takeda to take actions such as realizing collaterals, if any.

The following is a summary of the change in the impairment loss allowance for trade receivables for the years ended March 31, 2025 and 2026. The impairment loss allowance recognized for other than trade receivables is immaterial.

	JPY (millions)
	Bad debt provision calculated by simplified approach	Bad debt provision recognized to credit- impaired financial assets	Total
As of April 1, 2024	¥3,833	¥4,543	¥8,376
Increases	3,249	550	3,799
Decreases (written off)	(1,590)	(391)	(1,981)
Decreases (reversed)	(258)	(56)	(314)
Foreign currency translation differences	(26)	(91)	(117)
As of March 31, 2025	¥5,207	¥4,556	¥9,763
Increases	1,128	707	1,834
Decreases (written off)	(690)	(643)	(1,333)
Decreases (reversed)	(328)	(327)	(655)
Foreign currency translation differences	761	691	1,453
As of March 31, 2026	¥6,079	¥4,984	¥11,063
Other Counterparty Credit Risk

Cash reserves of Takeda are concentrated mostly with the Company and entities acting as the cash pool leader in the U.S. and Europe. These cash reserves are primarily managed exclusively by investments in highly rated money market funds, short-term bank deposits and bonds of highly rated issuers within the investment limits determined by reviewing the investment ratings and terms under Takeda’s policies for fund management, resulting in limited credit risk. Cash reserves, other than those subject to the group cash pooling system, are managed by each consolidated subsidiary in accordance with the Company’s fund management policies. For derivatives, Takeda enters into contracts only with financial counterparties rated investment grade or higher in order to minimize counterparty risk.

Liquidity Risk
Takeda manages liquidity risk and establishes an adequate management framework for liquidity risk to secure stable short-, mid-, and long-term funds and sufficient liquidity for operations. Takeda manages liquidity risk by monitoring forecasted cash flows and actual cash flows on an ongoing basis. In addition, Takeda has commitment lines with some counterparty financial institutions to manage liquidity risk (Note 19). Takeda strives to maximize the available liquidity with a combination of liquid short-term investments and committed credit lines with strong rated counterparties. The objective is to maintain levels in excess of project cash needs to mitigate the risk of contingencies.
The table below presents the balances of financial liabilities by maturity. The total contract amount below reflects cash flows presented on an undiscounted cash flow basis, including interest expense. The amounts disclosed as of March 31, 2025 and 2026 are undiscounted cash flows using the respective spot foreign exchange rates as of March 31, 2025 and 2026.

	JPY (millions)
	Carrying amount	Total	Within one year	Between one and two years	Between two and three years	Between three and four years	Between four and five years	More than five years
As of March 31, 2025
Bonds and loans
Bonds	¥4,190,632	¥5,635,859	¥499,779	¥570,054	¥216,517	¥355,414	¥1,046,745	¥2,947,350
Loans	324,633	334,907	161,958	1,837	1,903	76,945	41,495	50,769

Trade and other payables	475,541	475,541	475,541	—	—	—	—	—
Lease liabilities	573,325	825,819	64,443	57,426	54,117	50,974	49,114	549,744
Derivative liabilities	16,528	18,043	7,766	1,078	1,047	1,013	1,081	6,057
Derivative assets	(84,369)	(269,425)	(35,404)	(29,400)	(29,428)	(30,556)	(18,240)	(126,397)

As of March 31, 2026
Bonds and loans
Bonds	¥4,656,812	¥6,448,659	¥650,604	¥263,936	¥404,913	¥1,121,772	¥469,763	¥3,537,671
Loans	225,026	246,247	3,505	3,629	78,885	43,490	2,010	114,727

Trade and other payables	491,345	491,345	491,345	—	—	—	—	—
Lease liabilities	594,520	847,049	65,443	62,679	58,269	55,393	51,561	553,705
Derivative liabilities	20,524	22,935	9,188	1,457	1,474	1,560	1,715	7,541
Derivative assets	(167,920)	(311,149)	(33,383)	(31,610)	(51,246)	(19,777)	(49,702)	(125,430)
The contractual amount of bonds in “Between four and five years” as of March 31, 2025 and in “Between three and four years” as of March 31, 2026 includes JPY 460,000 million principal amount of the 2024 Hybrid bonds (subordinated bonds), as Takeda expects to make an early repayment of all of the bonds in June 2029.
In addition, the contractual amount of loans in “Between four and five years” as of March 31, 2025 and in “Between three and four years” as of March 31, 2026 includes JPY 40,000 million principal amount of the 2024 Syndicated hybrid loans (subordinated loans) as Takeda expects to make an early repayment in October 2029.
For details on the principal and interest rates associated with these bonds and loans, see Note 19.

Reconciliation of liabilities arising from financing activities

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Lease liabilities	Derivative assets used for hedge of debts	Total
As of April 1, 2024	¥4,092,879	¥750,622	¥251	¥619,639	¥(95,368)	¥5,368,024
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	(47,000)	—	74,490	—	—	27,490
Proceeds from long-term loans	—	90,000	—	—	—	90,000
Repayments of long-term loans	—	(587,246)	—	—	—	(587,246)
Proceeds from bonds	934,460	—	—	—	—	934,460
Repayments of bonds	(733,844)	—	—	—	—	(733,844)
Proceeds from the settlement of cross currency interest rate swaps related to bonds	—	—	—	—	46,880	46,880
Repayments of lease liabilities	—	—	—	(45,174)	—	(45,174)
Interest paid	—	—	—	(24,511)	—	(24,511)
Non-cash items
Foreign exchange movement	(62,248)	(3,603)	(0)	(8,892)	—	(74,744)
Change in fair value	—	—	—	—	(19,666)	(19,666)
New, amended and terminated leases	—	—	—	7,752	—	7,752
Others	6,385	239	(119)	24,511	—	31,016
As of March 31, 2025	¥4,190,632	¥250,012	¥74,621	¥573,325	¥(68,154)	¥5,020,436

	JPY (millions)
	Bonds	Long-term loans	Short-term loans	Lease liabilities	Derivative assets used for hedge of debts	Total
As of April 1, 2025	¥4,190,632	¥250,012	¥74,621	¥573,325	¥(68,154)	¥5,020,436
Cash flows from financing activities
Net increase (decrease) in short-term loans and commercial papers	(270,000)	—	(71,780)	—	—	(341,780)
Proceeds from long-term loans	—	60,000	—	—	—	60,000
Repayments of long-term loans	—	(85,136)	—	—	—	(85,136)
Proceeds from bonds	526,060	—	—	—	—	526,060
Repayments of bonds	(115,296)	—	—	—	—	(115,296)
Repayments of lease liabilities	—	—	—	(42,772)	—	(42,772)
Interest paid	—	—	—	(24,366)	—	(24,366)
Non-cash items
Foreign exchange movement	320,067	104	(2,725)	39,709	—	357,155
Change in fair value	—	—	—	—	(86,862)	(86,862)
New, amended and terminated leases	—	—	—	24,259	—	24,259
Others	5,348	20	(90)	24,366	—	29,644
As of March 31, 2026	¥4,656,812	¥225,000	¥26	¥594,520	¥(155,015)	¥5,321,342
Others includes an increase in debts due to application of amortized cost method.

27.    Share-based Payments
Takeda maintains share-based compensation payment plans for the benefit of its directors and certain employees of the Company and its subsidiaries and affiliates worldwide. Takeda recorded total compensation expense related to its share-based payment plans of JPY 71,510 million, JPY 73,585 million, and JPY 73,300 million for the years ended March 31, 2024, 2025 and 2026, respectively, in its consolidated statements of profit or loss.
Equity-Settled Plans
Stock Options
Takeda previously provided a stock option plan under which it granted awards to members of Takeda's board of directors (the “Board”) and senior management through the year ended March 31, 2014. There were no stock options granted for the years ended March 31, 2025 and 2026 and all previously granted awards are fully vested. These awards generally vested three years after the grant date. The stock options are exercisable for 10 years after the grant date for options held by members of the Board and 20 years for options held by senior management. The individual must be either a Board member or an employee of the Company or the Company's subsidiaries to exercise the options, unless the individual retired due to the expiration of their term of office, mandatory retirement or other acceptable reasons.
There was no compensation expense recorded during the years ended March 31, 2024, 2025 and 2026 as all awards were fully vested.
The following table summarizes the stock option activity:

	For the Year Ended March 31
	2024		2025		2026
	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)
As of beginning of the year	3,303,600	¥4,111	3,180,900	¥4,136	3,168,900	¥4,138
Exercised	(122,700)	3,464	(12,000)	3,712	(279,500)	3,840
As of end of the year	3,180,900	4,136	3,168,900	4,138	2,889,400	4,166
All of the stock options were exercisable as of March 31, 2024, 2025 and 2026.
The weighted-average share price at the date of exercise was JPY 4,540, JPY 4,167 and JPY 5,247 during the years ended March 31, 2024, 2025 and 2026, respectively. The weighted-average exercise price and weighted-average remaining contractual life of the share options outstanding were JPY 4,136 and 8 years, JPY 4,138 and 7 years, and JPY 4,166 and 6 years, as of March 31, 2024, 2025 and 2026, respectively.
Stock Incentive Plans
Takeda has the following 3 stock-based incentive compensation plans for its directors and eligible employees including members of senior management:

Board incentive plan (“BIP”) Trust -The BIP Trust is an incentive plan for members of the Board designed based on Restricted Stock Units and Performance Share Units, whereby Restricted Stock Unit awards and Performance Share Unit awards are granted to members of the Board. Each award point is settled in a single share of the Company's common stock. Under the BIP, Restricted Stock Unit awards are subject to certain service-based conditions, and vest ratably over three years or vest three years from the date of grant. Performance Share Unit awards are granted to internal directors and are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda's strategic focus and long-term growth. Performance Share Unit awards vest three years from the date of grant. For purposes of the Performance Share Unit awards, the performance metrics may include top line revenues, cash flow, indicators on profit, R&D metrics and other performance factors over a three-year performance period. The settlement value of the awards is based on stock price and subject to, among other things, applicable tax withholding, foreign exchange rates (in countries other than Japan) and the value of company dividends during the vesting period. Takeda, through a wholly owned trust, buys shares of the Company's common stock in the market on the grant date, and uses these shares to settle the awards upon vesting. The number of shares the individual receives (either through physical settlement or cash) is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the delivery of shares to individuals residing in Japan. For individuals residing outside of Japan, awards are settled through the delivery of American Depositary Shares (“ADSs”), which are converted from vested shares, or the trust sells the shares the individual is eligible to receive and pays cash to the individual in settlement of the award.

Employee Stock Ownership Plan (“ESOP”) Trust - The ESOP Trust is an employee incentive plan designed based on Restricted Stock Units and Performance Share Units, whereby Restricted Stock Unit awards and Performance Share Unit awards are granted to certain employees, including members of senior management of the Company. Each award point is settled in a single share of the Company's common stock. Restricted Stock Unit awards and Performance Share Unit awards are granted to certain members of senior management while Restricted Stock Unit awards are granted to the remainder of employees. Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Share Unit awards are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda's strategic focus and long-term growth. Performance Share Unit awards vest three years from the date of grant. For purposes of the Performance Share Unit awards, the performance metrics may include top line revenues, cash flow, indicators on profit, R&D metrics and other performance factors over a three-year performance period. The settlement value of the awards is based on stock price and subject to, among other things, applicable tax withholding and the value of company dividends during the vesting period. Takeda, through a wholly owned trust, buys shares of the Company's common stock in the market or issues shares the Company's common stock on the grant date and uses these shares to settle the awards upon vesting. The number of shares the individual receives is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the delivery of shares to individuals residing in Japan. For individuals residing outside of Japan, the trust sells the shares the individual is eligible to receive and pays cash to the individual in settlement of the award.

Long-Term Incentive Plan for Company Group Employees residing outside of Japan (“LTIP”) - The LTIP was approved by the Board on June 24, 2020 and is an incentive plan that provides for the grant of awards to eligible employees, including members of senior management of the Company and its subsidiaries and affiliates outside of Japan. The LTIP provides for the grant of Restricted Stock Units and Performance Stock Units, as well as other equity based awards. Grants under the LTIP may be settled in ADSs or cash, or a combination thereof.
Takeda first granted awards under the LTIP on July 1, 2020 in the form of Restricted Stock Unit awards and Performance Stock Unit awards, and no other forms of awards have been granted under the LTIP to date. Restricted Stock Unit awards are subject to certain service-based conditions and vest ratably over three years. Performance Stock Unit awards are subject to certain service-based conditions and also subject to the achievement of certain performance metrics that are intended to align with Takeda's strategic focus and long-term growth. Performance Stock Unit awards vest three years from the date of grant. For purposes of the Performance Stock Unit awards, the performance metrics may include top line revenues, cash flow, indicators on profit, R&D metrics and other performance factors over a three-year performance period. The value of such awards when such awards are to be settled in ADSs is based on the fair market value of the shares of the Company's common stock converted into ADSs, subject to, among other things, applicable tax withholding, foreign exchange rates and the value of company dividends during the vesting period. Restricted Stock Unit awards and Performance Stock Unit awards granted under the LTIP are to be settled in ADSs to award recipients residing and employed in countries outside of Japan where settlement in ADSs is permitted by local law and regulation. In countries outside of Japan where such form of settlement is not permissible due to legal, regulatory and/or administrative reasons, Restricted Stock Unit awards and Performance Stock Unit awards are structured such that settlement is to be made in cash and accounted as a “Cash-Settled LTIP Award” (please refer to Cash-Settled LTIP Awards).

The total compensation expense recognized related to these plans was JPY 70,871 million, JPY 72,867 million and JPY 72,775 million during the years ended March 31, 2024, 2025 and 2026, respectively.
The weighted average fair value of the award points/units at the grant date is as follows (in JPY):

	For the Year Ended March 31
	2024	2025	2026
BIP:
Weighted average fair value at grant date	¥4,527	¥4,192	¥4,394
ESOP:
Weighted average fair value at grant date	4,527	4,192	4,394
Equity-Settled LTIP:
Weighted average fair value at grant date	2,273 (USD15.71 in contractual currency)	2,092 (USD13.00 in contractual currency)	2,215 (USD15.37 in contractual currency)
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

	For the Year Ended March 31
	2024			2025			2026
	BIP	ESOP	Equity-Settled LTIP	BIP	ESOP	Equity-Settled LTIP	BIP	ESOP	Equity-Settled LTIP
At beginning of the year	1,311,989	773,844	59,752,598	1,199,972	746,762	65,410,484	1,070,188	665,377	70,266,342
Granted	338,189	363,559	36,531,621	331,999	363,868	44,722,656	423,407	290,201	38,351,586
Forfeited/expired before vesting	—	(39,545)	(4,747,804)	—	(98,350)	(10,023,316)	—	(57,786)	(8,366,464)
Vested	(450,206)	(351,096)	(25,916,216)	(461,783)	(346,903)	(29,843,482)	(540,079)	(323,079)	(31,949,014)
Transfer to Cash-Settled LTIP	—	—	(209,715)	—	—	—	—	—	—
At end of the year	1,199,972	746,762	65,410,484	1,070,188	665,377	70,266,342	953,516	574,713	68,302,450

The balance as of March 31, 2024, 2025 and 2026, each represents unvested awards. The weighted average remaining contractual life of the outstanding award points/units was one year for the BIP as of March 31, 2025 and 2026, one year for the ESOP as of March 31, 2025 and 2026, and one year for the Equity-Settled LTIP plans as of March 31, 2025 and 2026.
Cash-Settled Awards
Takeda previously provided a phantom stock appreciation rights (“PSARs”) plan through the year ended March 31, 2014 for certain employees of subsidiaries of the Company. The value of PSAR is linked to the share price of the Company and is settled in cash. Moreover, where settlement of awards granted under the LTIP described under “—Equity-Settled Plans” above in ADSs or shares of common stock is not permissible due to legal, regulatory and/or administrative reasons, such awards are settled in cash. The total compensation expense recorded in association with these plans was JPY 639 million, JPY 717 million and JPY 525 million during the years ended March 31, 2024, 2025 and 2026, respectively. The total liability reflected in the consolidated statements of financial position as of March 31, 2024, 2025 and 2026 was JPY 1,018 million, JPY 642 million and JPY 662 million, respectively.
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
The following table summarizes the award activity related to the PSARs (the number of awards) (1 award represents 1 share of the Company's common stock) :

	For the Year Ended March 31
	2024		2025		2026
	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)	Number of PSARs	Weighted average exercise price (JPY)
As of beginning of the year	217,530	¥5,956	—	¥—	—	¥—
Forfeited/expired after vesting	(217,530)	6,428	—	—	—	—
As of end of the year	—	—	—	—	—	—

All PSARs were vested and expired as of March 31, 2024, 2025 and 2026.

Cash-Settled LTIP Awards
As noted above, for purposes of restricted stock unit awards and performance stock units granted under the LTIP in countries where settlement in ADSs is not permissible due to legal, regulatory and/or administrative reasons, such grants are structured such that settlement is to be made in cash and accounted for as Cash-Settled LTIP Awards.
The following table summarizes the award activity related to the Cash-Settled LTIP Awards (the number of awards) (1 award represents 1 ADS):

	For the Year Ended March 31
	2024	2025	2026
As of the beginning of the year	367,642	395,762	371,668
Granted	197,798	341,518	481,374
Forfeited/expired before vesting	(38,245)	(53,520)	(47,122)
Vested	(341,148)	(312,092)	(457,680)
Transfer from Equity-Settled LTIP	209,715	—	—
As of the end of the year	395,762	371,668	348,240
The balance as of March 31, 2024, 2025 and 2026, each represents unvested awards.

28.    Subsidiaries and Associates
The number of consolidated subsidiaries decreased by 4 in the year ended March 31, 2026, primarily due to liquidations and mergers to reorganize capital in subsidiaries. The number of associates accounted for using the equity method decreased by 5 primarily due to divestitures and liquidations.
The following is a listing of the Company’s consolidated subsidiaries (including partnerships): 154 subsidiaries as of March 31, 2026

Company name	Country	Ownership of Voting Rights (%)
Takeda Argentina S.A.	Argentina	100.0%
Takeda Austria GmbH	Austria	100.0%
Takeda Manufacturing Austria AG	Austria	100.0%
Baxalta Innovations GmbH	Austria	100.0%
Baxalta Belgium Manufacturing S.A.	Belgium	100.0%
Takeda Distribuidora Ltda.	Brazil	100.0%
Takeda Pharma Ltda.	Brazil	100.0%
Takeda Canada Inc.	Canada	100.0%
Takeda (China) Holdings Co., Ltd.	China	100.0%
Takeda (China) International Trading Co., Ltd.	China	100.0%
Tianjin Takeda Pharmaceuticals Co., Ltd.	China	100.0%
Takeda APAC Biopharmaceutical Research and Development Co., Ltd.	China	100.0%
Takeda France S.A.S.	France	100.0%
Takeda GmbH	Germany	100.0%
Takeda Ireland Limited	Ireland	100.0%
Shire Acquisitions Investments Ireland Designated Activity Company	Ireland	100.0%
Shire Ireland Finance Trading Limited	Ireland	100.0%
Takeda Italia S.p.A.	Italy	100.0%
Takeda Pharmaceuticals Korea Co., Ltd.	Korea	100.0%
Takeda Mexico S.A.de C.V.	Mexico	100.0%
Takeda Nederland B.V.	Netherlands	100.0%
Takeda Pharmaceuticals Limited Liability Company	Russia	100.0%
Takeda Manufacturing Singapore Pte. Ltd.	Singapore	100.0%
Takeda Farmaceutica Espana S.A.	Spain	100.0%
Takeda Pharma AB	Sweden	100.0%
Takeda Pharmaceuticals International AG	Switzerland	100.0%
Baxalta Manufacturing S.à r.l.	Switzerland	100.0%
Takeda Pharma AG	Switzerland	100.0%
Takeda UK Limited	United Kingdom	100.0%
Takeda Pharmaceuticals U.S.A., Inc.	U.S.	100.0%
Takeda Pharmaceuticals America, Inc.	U.S.	100.0%
Takeda Vaccines, Inc.	U.S.	100.0%
Takeda Development Center Americas, Inc.	U.S.	100.0%
Baxalta Incorporated	U.S.	100.0%
Dyax Corp.	U.S.	100.0%
Takeda Ventures, Inc.	U.S.	100.0%
Baxalta US Inc.	U.S.	100.0%
Shire Human Genetic Therapies, Inc.	U.S.	100.0%

Company name	Country	Ownership of Voting Rights (%)
BioLife Plasma Services LP	U.S.	100.0%
Takeda Manufacturing U.S.A., Inc.	U.S.	100.0%
Takeda U.S. Financing, Inc.	U.S.	100.0%
Other 113 subsidiaries

Associates accounted for using the equity method: 10 associates as of March 31, 2026.
29.    Related Party Transactions
Compensation for Key Management Personnel
Key management personnel are defined as members of the Board and CFO. The compensation for key management personnel is as follows:

	JPY (millions) For the Year Ended March 31
	2024	2025	2026
Basic compensation and bonuses	¥1,839	¥1,879	¥1,492
Share-based compensation (expensed amount)	2,749	2,466	3,886
Other	85	147	146
Total	¥4,673	¥4,491	¥5,524

30.    Business Combinations
Acquisitions during the Years ended March 31, 2024, 2025, and 2026
There was no material business combination during the years ended March 31, 2024, 2025, and 2026.

31.    Commitments and Contingent Liabilities
Purchase commitments
The amount of contractual commitments for the acquisition of property, plant and equipment was JPY 7,728 million as of March 31, 2026.
Milestone Payments
As discussed in Note 13, Takeda has certain contractual agreements related to the acquisition of intangible assets that require it to make payments of up to JPY 1,333,609 million as of March 31, 2026. These commitments include development, regulatory approval and launch milestone payments in relation to R&D programs under development. The related commercial milestone payments were not included in the commitments given the payments were not deemed reasonably likely to occur.
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
Legal expenses incurred and charges related to legal claims are recorded in selling, general and administrative expenses. Provisions are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. The factors Takeda considers in developing a provision include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. As of March 31, 2025 and 2026, Takeda’s aggregate provisions for legal and other disputes were JPY 12,462 million and JPY 415,749 million, respectively. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. Unless otherwise stated below, Takeda is unable to predict the outcome or duration of these matters at this time.
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
ENTYVIO Patent Revocation Actions
From February to April 2026, third parties brought patent revocation proceedings in the United Kingdom and the Netherlands against certain patents owned by Takeda relating to ENTYVIO, including patents covering aspects of intravenous (“IV”) and subcutaneous (“SC”) dosing and certain IV and SC formulations. These proceedings are ongoing and still at an early stage.
Other
In addition to the individual case described above, there are no other patent litigations that have a material impact on Takeda’s consolidated financial statements as of and for the year ended March 31, 2026.
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
AMITIZA Antitrust Litigation
Since 2021, several antitrust actions have been filed in the U.S. District Court for the District of Massachusetts against Takeda Pharmaceutical Company Limited, Takeda Pharmaceuticals U.S.A., Inc., and Takeda Pharmaceuticals America, Inc. (“Takeda”). The pending case consolidates actions filed by a putative class of wholesalers, a putative class of third‑party payors, and individual retailer plaintiffs. The plaintiffs collectively allege that a settlement that Takeda and Sucampo Pharmaceuticals, Inc. entered into in 2014 with Par Pharmaceutical, Inc. to resolve patent litigation claims related to Par’s generic formulation of AMITIZA (lubiprostone) was anticompetitive.
On May 18, 2026 (U.S. Eastern Time), a jury in the same court returned a verdict against Takeda in the AMITIZA antitrust litigation and awarded plaintiffs USD 884,943,990 in single damages. Under U.S. antitrust law, the damages awarded to the wholesaler class (USD 474,897,965 in single damages) and individual retailers (collectively USD 346,837,646 in single damages) will be automatically trebled upon entry of judgment, while the damages awarded to the third-party payor class remain subject to further proceedings prior to entry of judgment. As of March 31, 2026, Takeda had provisions for legal proceedings of JPY 403,510 million related to this matter.
The amount of any liability that may ultimately be imposed on Takeda has not yet been finalized. Takeda intends to pursue post-trial motions and an appeal and will seek a stay of execution of the judgment during the pendency of the appeal.
Separately, in January and February 2025, several additional complaints have been filed by individual health insurer plaintiffs in Massachusetts State Court.
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
Department of Justice Civil Investigative Demands
On February 19, 2020, Takeda received a Civil Investigative Demand (“CID”) from the DOJ (through its office in Washington, DC). The CID sought information as part of an investigation of possible off-label promotion and violations of the Anti-Kickback Statute in connection with the promotion and sale of TRINTELLIX. Takeda has cooperated with the DOJ’s investigation.
In May 2026, Takeda finalized an agreement with DOJ to resolve the matter for USD 13.67 million. In entering into the settlement, Takeda has not admitted and expressly denies wrongdoing of any kind. The settlement has no material impact on Takeda’s consolidated statements of profit or loss.
32.    Subsequent Events
Not applicable.